Form 20-F
period 2002-12-31
SUN MEDIA CORP
filed 2003-03-31
CIK 1036648

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number 333-6690

SUN MEDIA CORPORATION/CORPORATION SUN MEDIA

(Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

333 King Street East, Toronto, Ontario, Canada M5A 3X5
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 1,261,000 Class A Shares issued and outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐  Yes                        ☒  No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17                        ☒  Item 18

i

EXPLANATORY NOTES

        All references in this annual report to "Sun Media," "SMC" or the "Company," as well as use of the terms "we," "us," "our" or similar terms, are references to Sun Media Corporation, a company continued under the laws of British Columbia, and, unless the context otherwise requires, its subsidiaries and operating companies.

        Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2002.

FORWARD-LOOKING STATEMENTS

        This annual report contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended, the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (as amended, the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Factors that could materially affect these forward-looking statements can be found in this annual report. Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements, including the factors described below under "Item 3. Key Information — Risk Factors" and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this document are made only as of the date of this annual report, and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

INDUSTRY AND MARKET DATA

        Market data and industry statistics used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained in them has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Similarly, internal surveys and industry and market data, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of this information.

PRESENTATION OF FINANCIAL INFORMATION

        We state our financial statements in Canadian dollars. In this annual report, references to Canadian dollars, Cdn$ or $ are to the currency of Canada, and references to U.S. dollars or US$ are to the currency of the United States.

        Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States, or U.S. GAAP, see note 18 to our audited consolidated financial statements.

        We are the successor company to 2944707 Canada Inc., a corporation to which Quebecor Inc., or Quebecor, transferred the majority of its newspaper operations, or Quebecor Newspapers, in December 1998. 2944707 Canada Inc. acquired Sun Media Corporation, or Old Sun Media, on January 7, 1999, and subsequently amalgamated with Old Sun Media on February 28, 1999. At the time of the acquisition of Le Groupe Vidéotron ltée, or Vidéotron, by Quebecor in October 2000, we were transferred to Quebecor Media Inc., or Quebecor Media, a subsidiary of Quebecor. For financial reporting purposes, Quebecor Newspapers is our predecessor, and therefore its consolidated results are included in this annual report for the year ended December 31, 1998. For subsequent years, the consolidated results include the results of Old Sun Media only from January 7, 1999, the date of its acquisition by Quebecor Newspapers.

        We refer to EBITDA a number of times in this annual report. EBITDA for us means earnings before depreciation, amortization, restructuring charges, financial expenses, dividend income, income taxes, non-controlling interest and discontinued operations. EBITDA is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with U.S. or Canadian GAAP. EBITDA is used in this annual report because we believe that EBITDA is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Our definition of EBITDA may not be identical to similarly titled measures reported by other companies. We provide the calculation of EBITDA used in this annual report under Canadian GAAP and U.S. GAAP, and the reconciliation of EBITDA used in this annual report to cash flows under Canadian GAAP and U.S. GAAP, in footnote 7 to the tables under "Item 3. Key Information — Selected Financial Data."

EXCHANGE RATE INFORMATION

        The following table presents the average, high, low and end of period noon buying rates for the periods indicated, in the City of New York for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are presented as U.S. dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On March 25, 2003, the inverse of the noon buying rate was $1.00 equals US$0.6770.

Year Ended	Average(1)	High	Low	Period End
December 31, 2002	0.6370	0.6619	0.6200	0.6329
December 31, 2001	0.6446	0.6697	0.6241	0.6279
December 31, 2000	0.6727	0.6969	0.6410	0.6669
December 31, 1999	0.6746	0.6925	0.6535	0.6925
December 31, 1998	0.6722	0.7105	0.6341	0.6504
Month Ended	Average(2)	High	Low	Period End
February 28, 2003	0.6613	0.6720	0.6530	0.6720
January 31, 2003	0.6487	0.6570	0.6349	0.6532
December 31, 2002	0.6414	0.6461	0.6329	0.6329
November 30, 2002	0.6364	0.6440	0.6288	0.6387
October 31, 2002	0.6337	0.6407	0.6272	0.6406
September 30, 2002	0.6345	0.6433	0.6304	0.6304

(1)
The average of the exchange rates on the last day of each month during the applicable year.

(2)
The average of the exchange rates for all days during the applicable month.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

Selected Financial Data

        The following tables present some consolidated financial information derived from our consolidated balance sheets as at December 31, 2001 and 2002 and statements of income for each of the years ended December 31, 2000, 2001 and 2002 that are included in this annual report. The consolidated financial information as at December 31, 1998, 1999 and 2000 and the years ended December 31, 1998 and 1999 has been derived from our audited consolidated financial statements not included in this annual report. The information presented below the caption "Operating Data" is not derived from our consolidated financial statements. All information contained in the following tables should be read in conjunction with our consolidated financial statements, the notes related to those financial statements and "Item 5. Operating and Financial Review and Prospects."

        Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 18 to our audited consolidated financial statements.

	Year Ended December 31,
	1998(1)	1999(1)	2000	2001	2002
	(dollars in thousands)
AMOUNTS UNDER CANADIAN GAAP
Statement of Income Data:
Revenues	$295,123	$827,068	$850,087	$838,136	$853,610
Operating expenses	238,296	639,678	644,760	637,292	631,277
Depreciation and amortization (2)	6,929	46,951	46,671	47,259	27,035

Operating income before restructuring charges	49,898	140,439	158,656	153,585	195,298
Restructuring charges (3)	—	—	—	17,800	2,195

Operating income	49,898	140,439	158,656	135,785	193,103
Financial expenses	654	64,268	53,085	42,070	33,265
Income taxes (4)	17,235	35,367	42,325	35,611	52,713
Income from continuing operations	31,680	40,050	62,274	152,478	309,175
Net income (5)	31,680	38,369	62,274	152,478	309,175
Balance Sheet Data (at period end):
Cash and cash equivalents	$—	$2,617	$3,447	$39,168	$51,046
Total assets	122,492	1,218,093	1,206,409	2,898,046	3,335,892
Total debt	—	710,207	595,195	554,512	515,147
Capital stock	41,801	301,801	301,801	301,801	301,801
Shareholder's equity (6)	36,566	334,931	397,426	2,139,193	2,599,080

Other Financial Data and Ratios:
Cash from operating activities	$40,590	$74,565	$134,027	$140,583	$400,272
Cash used in investing activities	(16,774)	(606,864)	(19,705)	(1,618,497)	(431,959)
Cash provided by (used in) financing activities	(600)	535,937	(113,492)	1,513,635	43,565
EBITDA (unaudited) (7)	56,827	187,390	205,327	200,844	222,333
EBITDA margin (unaudited) (7)	19.3%	22.7%	24.2%	24.0%	26.0%
Capital expenditures	$4,915	$13,565	$19,806	$19,207	$10,309
Ratio of earnings to fixed charges (unaudited) (8)	N/A	2.16x	2.94x	5.30x	11.48x
Operating Data (unaudited) (9):
Monday to Friday Circulation		991,100	975,400	955,700	937,600
Saturday Circulation		1,033,200	1,013,100	973,900	1,004,300
Sunday Circulation		1,166,100	1,146,100	1,111,000	1,082,900
Paid Daily Publications (at period end)		16	15	15	15
Weekly Publications (at period end)		158	169	172	175
Other Publications (at period end)		16	20	19	18
Total Publications (at period end)		190	204	206	208
AMOUNTS UNDER U.S. GAAP
Statement of Income Data:
Revenues	$295,123	$827,068	$850,087	$838,136	$853,610
Operating expenses	239,920	641,247	645,623	638,275	632,232
Depreciation and amortization (2)	6,929	46,951	46,548	47,135	27,035

Operating income before restructuring charges	48,274	138,870	157,916	152,726	194,343
Restructuring charges (3)	—	2,394	5,792	17,800	2,195

Operating income	48,274	136,476	152,124	134,926	192,148
Financial expenses	654	64,268	53,085	136,556	229,051
Income taxes (4)	16,585	33,781	38,349	1,762	(16,119)
Net income	30,706	35,992	59,718	90,982	181,266
Balance Sheet Data (at period end):
Cash and cash equivalents	$—	$2,617	$3,447	$39,168	$51,046
Total assets	121,414	1,208,336	1,222,266	2,933,195	3,385,389
Total debt (10)	—	710,207	616,354	2,287,816	2,599,871
Shareholder's equity (10)	38,791	334,778	394,717	443,218	558,453
Other Financial Data and Ratios (unaudited):
EBITDA (7)	$55,203	$185,821	$204,464	$199,861	$221,378
EBITDA margin (7)	18.7%	22.5%	24.1%	23.8%	25.9%
Ratio of earnings to fixed charges (8)	N/A	2.12x	2.82x	1.67x	1.72x

(1)
For financial reporting purposes, Quebecor Newspapers is our predecessor. Its consolidated results, therefore, are reflected for the year ended December 31, 1998. For subsequent years, the consolidated results include the results of Old Sun Media only from January 7, 1999, the date of its acquisition by Quebecor Newspapers.

(2)
Effective January 1, 2002, we implemented Canadian Institute of Chartered Accountants Handbook Section 3062, Goodwill and Other Intangible Assets. The new standard requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually. At January 1, 2002, we had unamortized goodwill in the amount of $751.7 million, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. If this change in accounting policy were applied to the reported consolidated statements of income, the impact of the change, in respect of goodwill and intangible assets with indefinite useful lives not being amortized, would be as follows:

	Year Ended December 31,
	1999	2000	2001
	(in thousands)
AMOUNTS UNDER CANADIAN GAAP
Net income	$38,369	$62,274	$152,478
Add back goodwill amortization net of income taxes	19,319	19,838	20,142

Net income before goodwill amortization	$57,688	$82,112	$172,620

AMOUNTS UNDER U.S. GAAP
Net income	$35,992	$59,718	$90,982
Add back goodwill amortization net of income taxes	19,319	19,715	20,018

Net income before goodwill amortization	$55,311	$79,433	$111,000

(3)
During 2002, we implemented restructuring initiatives, which resulted in the termination of approximately 60 employees. The 2002 results include a charge of $2.2 million representing severance and other personnel-related costs relating to these initiatives. We also implemented two restructuring initiatives during 2001, resulting in a reduction of over 350 employees. A charge of $17.8 million was recorded in 2001 and consisted primarily of severance, benefits and other personnel-related costs.

(4)
The net cash payments for income taxes were $28.0 million in the year ended December 31, 2000, $3.5 million in the year ended December 31, 2001 and net cash receipts of $0.6 million in the year ended December 31, 2002.

(5)
Net income for the year ended December 31, 2001 includes dividend income of $95.3 million related to our investment in $1.6 billion of the preferred shares of Quebecor Media, our parent company. Our investment in the preferred shares of Quebecor Media rose to $1.95 billion for the year ended December 31, 2002, and similarly, net income for the year ended December 31, 2002 includes dividend income of $203.2 million. See note 5 to our audited consolidated financial statements.

(6)
Shareholder's equity as of December 31, 2001 includes the outstanding balance on the $1.6 billion convertible obligation issued by us to our parent, Quebecor Media, in July 2001. On November 28, 2002, we issued a new convertible obligation to Quebecor Media in the amount of $350.0 million with terms and conditions substantially similar to the $1.6 billion convertible obligation issued in July 2001. Shareholder's equity as of December 31, 2002 includes the outstanding balance on $1.95 billion of these convertible obligations. These convertible obligations are classified as equity under Canadian GAAP because we may elect to convert their unpaid principal amounts and interest into our common shares at any time. The interest on the convertible obligations is charged to retained earnings. See note 9 to our audited consolidated financial statements.

(7)
EBITDA margin is EBITDA as a percentage of revenues. EBITDA is calculated from net income, and reconciled to cash provided by operating activities, as follows:

	Year Ended December 31,
	1998	1999	2000	2001	2002
	(in thousands)
AMOUNTS UNDER CANADIAN GAAP
Net income	$31,680	$38,369	$62,274	$152,478	$309,175
Restructuring charges	—	—	—	17,800	2,195
Depreciation and amortization	6,929	46,951	46,671	47,259	27,035
Financial expenses	654	64,268	53,085	42,070	33,265
Income taxes	17,235	35,367	42,325	35,611	52,713
Non-controlling interest	329	754	972	968	1,118
Loss from discontinued operations	—	1,681	—	—	—
Dividend income	—	—	—	(95,342)	(203,168)

EBITDA as defined	56,827	187,390	205,327	200,844	222,333
Restructuring charges	—	—	—	(17,800)	(2,195)
Financial expenses	(654)	(64,268)	(53,085)	(42,070)	(33,265)
Current income taxes	(17,235)	(25,278)	(23,584)	(30,786)	(47,963)
Dividend income	—	—	—	—	203,168
Other items not involving cash	—	245	1,324	1,219	537
Change in non-cash operating working capital	1,652	(23,524)	4,045	29,176	57,657

Cash provided by operating activities	$40,590	$74,565	$134,027	$140,583	$400,272

	Year Ended December 31,
	1998	1999	2000	2001	2002
	(in thousands)
AMOUNTS UNDER U.S. GAAP
Net income	$30,706	$35,992	$59,718	$90,982	$181,266
Restructuring charges	—	2,394	5,792	17,800	2,195
Depreciation and amortization	6,929	46,951	46,548	47,135	27,035
Financial expenses	654	64,268	53,085	136,556	229,051
Income taxes	16,585	33,781	38,349	1,762	(16,119)
Non-controlling interest	329	754	972	968	1,118
Loss from discontinued operations	—	1,681	—	—	—
Dividend income	—	—	—	(95,342)	(203,168)

EBITDA as defined	55,203	185,821	204,464	199,861	221,378
Restructuring charges	—	(2,394)	(5,792)	(17,800)	(2,195)
Financial expenses	(654)	(64,268)	(53,085)	(136,556)	(229,051)
Current income taxes	(17,235)	(25,278)	(23,584)	3,503	21,082
Dividend income	—	—	—	—	203,168
Other items not involving cash	—	245	1,401	2,489	(583)
Change in non-cash operating working capital	3,276	(19,561)	10,623	89,086	(10,590)

Cash provided by operating activities	$40,590	$74,565	$134,027	$140,583	$203,209

(8)
For the purpose of calculating the ratios of earnings to fixed charges, (i) earnings consist of income from continuing operations before income taxes and non-controlling interest, plus fixed charges, and (ii) fixed charges consist of interest expense, plus amortized premiums, discounts and capitalized expenses related to indebtedness.

(9)
Circulation figures represent the average daily paid circulation for the period indicated and include only the 15 paid daily newspapers that we publish. Operating data are not available for the year ended December 31, 1998.

(10)
Under U.S. GAAP, total debt as of December 31, 2001 includes the outstanding balance on the $1.6 billion convertible obligation issued by us to our parent Quebecor Media in July 2001. On November 28, 2002, we issued a new convertible obligation to Quebecor Media in the amount of $350.0 million with terms and conditions substantially similar to the $1.6 billion convertible obligation issued in July 2001. Under U.S. GAAP, total debt as of December 31, 2002 includes the outstanding balance on $1.95 billion of these convertible obligations. These convertible obligations are classified as equity under Canadian GAAP because we may elect to convert the unpaid principal amounts and interest into our common shares at any time. Shareholder's equity under U.S. GAAP, as of each of December 31, 2001 and December 31, 2002, does not include the applicable outstanding balance on these convertible obligations. See note 18 to our audited consolidated financial statements.

Capitalization and Indebtedness

        Not applicable.

Reasons for the Offer and Use of Proceeds

        Not applicable.

Risk Factors

Our substantial indebtedness and significant interest payment requirements could adversely affect our financial condition and prevent us from fulfilling our obligations.

        We currently have a substantial amount of indebtedness. Our substantial indebtedness could have significant consequences, including the following:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to making interest and principal payments on our indebtedness;

  •
  limit our ability to fund capital expenditures, working capital and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  limit our ability to borrow additional funds on commercially reasonable terms, if at all.

We will need a significant amount of cash to service our debt. Our ability to generate cash depends on many factors beyond our control.

        Our ability to meet our debt service requirements will depend on our ability to generate cash. Our ability to generate cash depends on many factors beyond our control, such as competition, general economic conditions and newsprint prices. We cannot assure you that we will generate sufficient cash flow from operations or that future distributions will be available to us in amounts sufficient to pay our indebtedness or to fund our other liquidity needs.

Restrictive covenants in our debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on business opportunities and taking some actions.

        The terms of outstanding debt instruments contain operating and financial covenants that restrict our ability to, among other things:

  •
  incur additional debt, including guarantees by our restricted subsidiaries;

  •
  pay dividends and make other restricted payments;

  •
  create liens;

  •
  use the proceeds from sales of assets and subsidiary stock;

  •
  create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

  •
  engage in transactions with affiliates;

  •
  enter into sale and leaseback transactions; and

  •
  consolidate, merge or sell all or substantially all of our assets.

        In addition, events beyond our control, including prevailing economic, financial and industry conditions, may affect our ability to comply with covenants contained in our debt instruments. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in an acceleration of our debt and cross-defaults under our other debt. This acceleration and these cross-defaults could require us to repay or repurchase debt prior to the date it otherwise is due, which could adversely affect our financial condition. Even if we are able to comply with all the applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

We may still be able to incur substantially more debt, which could increase the risks described above.

        The terms of our existing debt instruments do not fully prohibit us or our subsidiaries from incurring additional debt. We may be able to incur substantial additional debt in the future. If we do so, the risks described above could intensify.

We depend, to a certain extent, on our subsidiaries for cash needed to service our obligations.

        For the year ended December 31, 2002, our subsidiaries generated approximately 36% of our revenues (before intercompany eliminations) and held approximately 47% of our consolidated total assets. We, therefore, need the cash generated by our subsidiaries from their operations and their borrowings to service our obligations. Our subsidiaries are not obligated to make funds available to us.

        Our subsidiaries' ability to make payments to us will depend upon their operating results and will also be subject to applicable laws and contractual restrictions. Some of our subsidiaries may become subject to loan agreements and indentures that restrict sales of assets and prohibit or significantly restrict the payment of dividends or the making of distributions, loans or advances to shareholders and partners. Our existing debt instruments permit our subsidiaries to incur debt with similar prohibitions and restrictions in the future.

An active trading market for our 7 5/8% Senior Notes due 2013 may not develop.

        There is currently no established trading market for our 7 5/8% Senior Notes due 2013. After we complete our offer to exchange our old notes issued February 7, 2003 for new notes that have been registered under the Securities Act, we expect that the liquidity of the market for any old notes remaining may be substantially limited. We do not intend to have the new notes listed on a national securities exchange. We have been informed by the initial purchasers that they currently intend to make a market in the new notes. However, they are not obligated to do so, and may cease their market-making activities at any time without notice. Accordingly, we cannot assure you of the liquidity of the market for the new notes or the prices at which you may be able to sell the new notes.

Our revenue is subject to cyclical and seasonal variations.

        Our business is sensitive to general economic cycles. Our operating results are sensitive to prevailing local, regional and national economic conditions because of our dependence on advertising sales for a substantial portion of our revenue. Because a substantial portion of our advertising revenue is derived from local advertisers, our operating results in individual markets could be adversely affected by local or regional economic downturns. Similarly, a substantial portion of our advertising revenue is derived from retail advertisers, who have historically been sensitive to general economic cycles, and our operating results have in the past been materially adversely affected by extended downturns in the Canadian retail sector. In addition, most of our advertising contracts are short-term contracts that can be terminated by the advertisers at any time with little notice. Also, newspaper publishing is labor intensive and, as a result, our business has a relatively high fixed cost structure. During periods of economic contraction, revenue may decrease while some of our costs remain fixed, resulting in decreased earnings.

        In addition, our business has experienced and is expected to continue to experience significant fluctuations in operating results due to, among other things, seasonal advertising patterns and seasonal influences on people's reading habits. Given those seasonal patterns, our second and fourth quarters have historically been our strongest quarters, with the fourth quarter generally being the strongest and the first quarter being the weakest. In addition, because the majority of our circulation is based on single-copy rather than subscription sales, our circulation levels are more vulnerable to seasonal weather changes.

We may be adversely affected by variations in the cost of newsprint.

        Newsprint represents our single largest raw material expense and one of our most significant operating costs. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility caused by supply and demand imbalances. Since a period of relatively high prices in 1995, during which prices peaked at US$755 per metric tonne, the industry has experienced two further full pricing cycles. Over the twelve-month period from June 2001 to June 2002, newsprint prices declined approximately 28%, from US$625 to US$450 per metric tonne. In July 2002, newsprint producers announced a US$50 per metric tonne price increase, which was partially implemented in October 2002, and we expect that prices will continue to increase in the near term. Newsprint expense represented 18.2% ($117.2 million) of our total operating expenses (before depreciation, amortization and restructuring charges) for the year ended December 31, 2000, 19.7% ($125.7 million) for the year ended December 31, 2001 and 16.4% ($103.8 million) for the year ended December 31, 2002. As a result, volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our financial condition and operating results.

        We have entered into a long-term agreement expiring December 31, 2005 with a newsprint manufacturer for the supply of most of our newsprint purchases. Our supply of newsprint may be threatened if this newsprint manufacturer is unable to supply us with sufficient newsprint to meet our needs. Our inability to obtain sufficient newsprint on acceptable terms when needed could materially increase our costs or disrupt our operations.

We operate in a highly competitive industry.

        Revenue generation in the newspaper industry depends primarily on the sale of advertising and paid circulation. Competition for newspaper advertising is largely based on readership, circulation, demographic composition of the market, price and content of the newspaper. Competition for circulation is largely based on price, editorial content, quality of delivery service and availability of publications. Competition for advertising and circulation revenue comes from local, regional and national newspapers, radio, broadcast and cable television, direct mail and other communications and advertising media that operate in our markets. In recent years, competition with online services and other new media technologies has also increased significantly. In addition, consolidation in the Canadian broadcasting, publishing and other media industries has increased significantly, and our competitors include market participants with interests in multiple industries and media. We cannot assure you that our existing and future competitors will not pursue or be capable of achieving business strategies similar or competitive to ours. Some of our competitors have greater financial and other resources than we do. We may not be able to compete successfully in the future against existing or potential competitors, and increased competition may have a material adverse effect on our business, financial condition or operating results.

Two of our publications represent a significant portion of our revenue.

        Le Journal de Montréal and The Toronto Sun have historically represented a significant portion of our revenue, and we expect that they will continue to do so for the foreseeable future. Le Journal de Montréal accounted for approximately 19% of our revenue in each of the years ended December 31, 2001 and 2002. Similarly, The Toronto Sun accounted for approximately 17% of our revenue for the year ended December 31, 2001 and 16% of our revenue for the year ended December 31, 2002. During the same periods, we derived approximately 20% of our advertising revenue from Le Journal de Montréal, and The Toronto Sun accounted for approximately 17% of our advertising revenue during the year ended December 31, 2001 and 16% of our advertising revenue during the year ended December 31, 2002. A significant decline in the performance of Le Journal de Montréal or The Toronto Sun or in general advertising spending in the markets they serve could cause our revenue to decrease dramatically, which could have a material adverse effect on our business, financial condition and operating results.

We may be adversely affected by strikes and other labor protests.

        Approximately one-third of our employees are unionized. We are currently a party to 46 collective bargaining agreements. Seven of these collective bargaining agreements (representing approximately 229 employees) will expire on or before December 31, 2003. An additional 30 of these collective bargaining agreements (representing approximately 1,006 employees) will expire on or before December 31, 2006. Currently, there are nine collective bargaining agreements (representing approximately 361 employees) that have expired and are being negotiated for renewal. On January 27, 2003, approximately 160 employees in the editorial department of The Toronto Sun voted to certify a union. We expect to begin negotiating a collective bargaining agreement with these employees in 2003.

        We cannot predict the outcome of any future negotiations relating to union representation or collective bargaining agreements. Pending the outcome of future negotiations, we may experience work stoppages, strikes or other forms of labor protests. Any strikes or other forms of labor protest could disrupt our operations and have a material adverse effect on our business, financial condition or operating results. Even if we do not experience strikes or other forms of labor protests, the outcome of labor negotiations could impair our operating results.

We are controlled by Quebecor Media.

        All of our issued and outstanding common shares are held by 3535991 Canada Inc., a wholly owned subsidiary of Quebecor Media. As a result, Quebecor Media controls our policies and operations. The interests of Quebecor Media, as our sole equity holder, may conflict with the interests of the holders of the notes.

        In addition, Quebecor Media has entered into certain transactions with us to consolidate tax losses within the Quebecor Media group. As a result of these transactions, we recognize significant income tax benefits. Quebecor Media may unwind these transactions at any time in its discretion, eliminating our ability to reduce our income tax obligations. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Purchase of Shares of Quebecor Media and Service of Convertible Obligations."

        Also, Quebecor Media is a holding company with no significant assets other than its equity interests in its subsidiaries. Its principal source of cash needed to pay its own obligations is the cash that its subsidiaries generate from their operations and borrowings. We expect, to the extent permitted by the terms of our indebtedness and applicable law, to continue to pay significant dividends to

Quebecor Media in the future. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Payment of Dividends."

We may not successfully implement our business and operating strategies.

        Our business and operating strategies include increasing our advertising and circulation revenues, expanding our complementary products and services, reducing our costs, achieving efficiencies through geographic clustering and further integrating our newspaper operations with the Quebecor Media group of companies. We may not be able to implement these strategies fully or realize their anticipated results. Implementation of these strategies could also be affected by a number of factors beyond our control, such as operating difficulties, increased operating costs, regulatory developments, general or local economic conditions or increased competition. Any material failure to implement our strategies could have a material adverse effect on our business, financial condition and operating results and on our ability to meet our obligations, including our ability to service our indebtedness.

We depend on key personnel.

        Our success depends to a large extent upon the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, retain and train such employees could have a material adverse effect on our business, financial condition or operating results.

We are subject to extensive environmental regulations.

        Substantially all of our facilities are subject to federal, provincial, state and municipal laws concerning, among other things, emissions to the air, water and sewer discharges, handling and disposal of hazardous materials, wastes, recycling, or otherwise relating to protection of the environment. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding such properties, particularly those in areas of long-term industrial use, may have had historic uses, including uses related to historic publishing operations, or may have current uses (in the case of surrounding properties) that may affect our properties and require further study or remedial measures. We are not currently planning any material study or remedial measure, and none has been required by regulatory authorities. However, we cannot assure you that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, or that a material environmental condition does not exist at any of our properties.

We may be adversely affected by fluctuations of the exchange rate.

        Virtually all of our revenues and expenses, other than interest expense on U.S. dollar-denominated debt, are denominated in Canadian dollars. Except for our new revolving credit facility of $75.0 million, all our indebtedness is denominated, and interest, principal and any premium on our indebtedness will have to be paid, in U.S. dollars. As a result, we will be exposed to foreign currency exchange risk. We entered into transactions to hedge the exchange rate risk with respect to our U.S. dollar-denominated debt. However, these hedging transactions may not be successful due to any number of reasons, including the default of counterparties to these hedging transactions, and the resulting foreign exchange rate fluctuations may impair our ability to make payments in respect of our existing indebtedness. In addition, we may be required to provide cash or other collateral to secure our obligations with respect to any such hedging transactions. See "Item 5. Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures about Market Risk."

        For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign exchange gains or losses.

Item 4.    Information on the Company

History and Development of the Company

        Our legal and commercial name is Sun Media Corporation. Our principal executive office is located at 333 King Street East, Toronto, Ontario, Canada M5A 3X5, and our telephone number is (416) 947-2222. Our registered office is located at 800 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 3P3. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

        We are a corporation resulting from the amalgamation under the Canada Business Corporations Act on February 28, 1999 of 2944707 Canada Inc., which was incorporated on August 11, 1993, and Sun Media Corporation, or old Sun Media, which was continued from Ontario into the federal jurisdiction on February 12, 1999. We received certification and were continued from the federal jurisdiction into the jurisdiction of the province of British Columbia on July 3, 2001.

        We are an indirect, wholly owned subsidiary of Quebecor Media. We conduct our business operations primarily through our divisions and through Bowes Publishers Limited and Sun Media (Toronto) Corporation, which are our two significant subsidiaries. We hold 100% of the outstanding shares of both Bowes Publishers Limited and Sun Media (Toronto) Corporation, and these subsidiaries are both British Columbia companies.

        On February 7, 2003, we issued US$205.0 million in aggregate principal amount of 7 5/8% Senior Notes due 2013 and entered into a new credit facility that provides for a new term loan of US$230.0 million and a revolving facility of $75.0 million. The 7 5/8% Senior Notes due 2013 are unsecured and have a maturity date of February 15, 2013. Interest is payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2003. The net proceeds from the sale of the notes and the new credit facility were used to pay down in full all Sun Media loans and to pay a $260.0 million dividend to our parent company, Quebecor Media, of which $150.0 million will be used to reduce the long term debt of our affiliate Vidéotron. See "Item 5. Operating and Financial Review and Prospects — Subsequent Events."

Business Overview

        We are the largest newspaper publisher in Québec and the second largest newspaper publisher in Canada, with a 21.0% market share in terms of weekly paid circulation, according to statistics published by the Canadian Newspaper Association. We publish 15 paid daily newspapers and serve eight of the top eleven urban markets in Canada. Each of our eight urban daily newspapers ranks either first or second in its market in terms of paid circulation. We also publish 175 weekly newspapers and shopping guides and 18 other specialty publications, including a free daily commuter newspaper. We publish the second and third largest non-national dailies in Canada based on weekly paid circulation: Le Journal de Montréal, with a paid circulation of 1.9 million copies, and The Toronto Sun, with a paid circulation of 1.5 million copies. The combined weekly paid circulation of our daily newspapers is approximately 6.8 million copies.

        In addition, we provide a range of commercial printing and other related services to third parties through our national network of production and printing facilities and distribute newspapers and magazines for other publishers across Canada.

        For the year ended December 31, 2002, we generated revenues of $853.6 million and EBITDA of $222.3 million. For this same period, 68.4% of our revenues were derived from advertising, 19.7% from circulation and 11.9% from commercial printing and distribution operations.

Our Strategy

        We aim to increase profitability and cash flow by pursuing the following business and operating strategies:

  •
  Increase advertising revenue.  We plan to continue to diversify our advertising offerings to attract advertisers, and further target national and multi-market accounts with large spending budgets. We continue to integrate our urban and community newspapers to offer advertisers packages bundled by market instead of by publication. In connection with this integration, we are establishing centralized classified advertisement call centers to expand existing advertising business, as well as solicit new business. We also continue to expand our sales force and provide it with training programs to enhance its effectiveness. We are upgrading our software to enable our advertisement takers to upsell and increase yield per advertisement. In addition, we plan to expand our use of value-based pricing and marketing strategies, such as charging premiums for preferred positions in our publications, to maximize advertising revenue.

  •
  Increase circulation revenue.  We plan to increase paid circulation of our newspapers by increasing the number of newspaper boxes and point-of-sale locations, as well as expanding home delivery service. We are further cultivating relationships with retail outlets to sell our newspapers. In addition, to increase readership, we continue to expand coverage of local news in our newspapers to differentiate their content from national publications and broaden their appeal and to target content for identified groups through the introduction of niche products, such as At Home magazine, Amateur Sports and Votre Argent. We also continue to invest in technology to enhance the effectiveness of our delivery and distribution operations.

  •
  Expand complementary products and services.  We plan to launch new products and services and capitalize on our existing assets to further increase our revenues. We will continue to leverage our newspaper brands by developing new specialty and niche products, such as targeted supplements, special interest pullouts and coupon books. We plan to continue to develop and roll out our new media services, which include complementary advertising vehicles, such as online classified and display advertisements, banner advertisements, virtual shopping malls and on-line auctions. In addition, by deploying additional sales and marketing resources, we intend to market more aggressively excess capacity in our existing printing facilities. We also plan to expand our distribution network, which currently has a potential reach of over nine million Canadian households, and more aggressively promote our distribution services to existing and new customers. We believe these initiatives will expand our revenue base, diversify our revenue streams and reduce our dependence on the advertising market.

  •
  Reduce costs.  We have expanded our implementation of "best practices" policies and benchmarking standards, including specific guidelines for staffing levels and employee productivity, throughout our operations. We also continue to seek lower cost alternatives for raw materials, equipment and services, and additional means to improve production efficiency, such as the reduction and standardization of paper sizes. In addition, we intend to control more rigorously the distribution of copies of our free newspapers by evaluating the needs of our advertising customers and improving the efficiency of our delivery operations. Finally, we seek to reduce costs and improve productivity by intensifying our employee training programs and investing in new technologies, such as computer-to-plate technology which streamlines the production process.

  •
  Achieve efficiencies through geographic clustering.  The majority of our community newspapers are geographically clustered around our eight urban dailies. We continue to concentrate our ownership of publications into regional clusters in order to realize operating efficiencies, such as the consolidation and sharing of production, printing and distribution functions, as well as management and administration costs. In addition, we believe that our clustering strategy enables us to maximize our production capacity and increase revenues by offering advertisers bundled packages encompassing some or all of our publications within a cluster.

  •
  Further integrate newspaper operations with the Quebecor Media group of companies.  We aim to increase circulation and readership and to attract advertisers by aggressively promoting our newspapers through Quebecor Media's television, cable affiliates and other media platforms, such as websites maintained for our newspapers by Quebecor Media's web-based affiliate, Netgraphe. We also aim to leverage our access to the content of these platforms by offering, among other things, enhanced coverage of their events and programming in our newspapers. In addition, we intend to offer advertisers comprehensive advertising packages across Quebecor Media's platforms to increase the number and average size of our advertising contracts.

Canadian Newspaper Publishing Industry Overview

        Newspaper publishing is the oldest and largest segment of the advertising-based media industry in Canada. The industry is dominated by a small number of major newspaper publishers, of which we are the second largest with a combined weekly circulation (paid and unpaid) of more than ten million copies.

        The newspaper market consists primarily of two segments, broadsheet and tabloid newspapers, which vary in format. With the exception of the broadsheet The London Free Press, all of our urban paid daily newspapers are tabloids.

        Newspaper companies derive revenue principally from advertising and circulation. According to industry sources, in 2001, the total Canadian daily newspaper industry revenue was $3.2 billion, with 79% derived from advertising and the remaining 21% coming from circulation. Total advertising revenue for the Canadian daily newspaper industry was $2.5 billion in 2001, which represented 23.7% of total Canadian advertising spending. Including revenues from non-daily newspapers, advertising revenues for the newspaper industry as a whole in 2001 were estimated to be approximately $3.3 billion, representing a 31% share of total Canadian advertising spending. From 1995 to 2000, advertising revenues for daily newspapers increased at an average annual rate of 6.3%. In 2001, as a result of a weakening economy and the events of September 11, daily newspaper advertising revenues declined by 3.1% compared to 2000. Zenith Media estimates that newspaper advertising revenues have remained flat in 2002. Total Canadian daily newspaper circulation revenue decreased by 1.5% to $682 million in 2001 despite a marginal increase in circulation volume.

        Circulation revenues are derived from single copy newspaper sales made through retailers and vending boxes and home delivery newspaper sales to subscribers.

        Advertising revenues and, to a lesser extent, circulation revenues are cyclical and are generally affected by changes in national and regional economic conditions. Recent statistics indicate that economic growth in Canada increased in 2002 relative to 2001. In addition, recent forecasts by the Bank of Canada project that Canadian Real Gross Domestic Product will grow at an average annual rate of 3.5% in 2002 and 2003. The improvement in the Canadian economy is expected to result in increased advertising expenditures. Zenith Media forecasts that newspaper advertising revenues in Canada will grow at a compound annual rate of 2.5% between 2002 and 2004.

Our Newspaper Operations

        We operate our newspaper businesses in urban and community markets. A majority of our newspapers in the Community Newspaper Group are clustered around our eight urban dailies in the Urban Daily Group. We have strategically established our community newspapers near our regional printing facilities in suburban and rural markets across Canada and in Florida. This geographic clustering enables us to realize operating efficiencies and economic synergies through sharing of management, accounting and human resources as well as production and printing functions.

The Urban Daily Group

        On a combined weekly basis, the eight paid daily newspapers in our Urban Daily Group circulate approximately 6.4 million copies. These newspapers hold either the number one or number two position in each of their respective markets in terms of circulation. In addition, on a combined basis, over 50% of our readers do not read our principal competitor's newspaper in each of our urban daily markets, according to data from the NADbank® 2002 Study.

        With the exception of the broadsheet The London Free Press, the paid daily newspapers are morning tabloids published seven days a week. These are mass circulation newspapers that provide succinct and complete news coverage with an emphasis on local news, sports and entertainment. The tabloid format makes extensive use of color, photographs and graphics. Each newspaper contains inserts that feature subjects of interest such as fashion, lifestyle and special sections. During 2002, the Urban Daily Group launched a quarterly publication with a circulation of 500,000 copies to be distributed to its subscribers across Canada. In 2002, the Urban Daily Group also launched a free weekly newspaper in London, and it currently publishes a free Monday to Friday commuter newspaper in Montréal and two free weekly shopping guides. In addition, the Urban Daily Group includes the distribution businesses operated through Messageries Dynamiques and Dynamic Press Group.

Our Newspapers

        Circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by a continuous independent survey conducted by NADbank Inc. According to the NADbank® 2002 Study, the estimates of readership are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank Inc. who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.

        The following chart lists our paid daily newspapers and their respective readership in 2002, as well as their market position by paid circulation during that period:

	2002 Average Readership
Newspaper				Market Position by Paid Circulation(1)
	Saturday	Sunday	Mon-Fri
Le Journal de Montréal	706,600	454,800	660,300	1
Le Journal de Québec	225,600	151,500	194,500	1
The Ottawa Sun	109,200	93,800	128,400	2
The Toronto Sun	699,300	1,018,900	896,900	2
The London Free Press	173,600	95,900	162,600	1
The Winnipeg Sun	116,300	121,200	138,400	2
The Edmonton Sun	160,000	193,900	183,800	2
The Calgary Sun	166,400	213,000	221,700	2

Total Average Readership	2,357,000	2,343,000	2,586,600

(1)
Based on paid circulation data published by the Audit Bureau of Circulations with respect to non-national newspapers in each market.

        Le Journal de Montréal.    Le Journal de Montréal is published seven days a week and is widely distributed by Messageries Dynamiques, which specializes in the distribution of publications. According to the Audit Bureau of Circulations, Le Journal de Montréal ranks second in paid circulation, after The Toronto Star, among non-national Canadian dailies and first among French-language dailies in North America. The average daily circulation of Le Journal de Montréal exceeds the circulation of each of its main competitors in Montréal, La Presse, The Gazette and Le Devoir, according to the Audit Bureau of Circulations.

        The following chart reflects the average daily circulation of Le Journal de Montréal for the periods indicated:

	Year Ended December 31,
	2000	2001	2002
Le Journal de Montréal
Saturday	321,400	316,400	314,700
Sunday	275,000	267,800	264,800
Monday to Friday	259,600	260,900	262,800

        On March 12, 2001, we launched Montréal Métropolitain, a free daily newspaper with an average weekday circulation of 60,000 copies, according to internal statistics. The editorial content of Montréal Métropolitain concentrates on Montréal and Québec City news and competes with Metro, another free paper launched recently in Montréal.

        Le Journal de Québec.    Le Journal de Québec is published seven days a week and is widely distributed by Messageries Dynamiques. Le Journal de Québec is the number one newspaper in its market. The average daily circulation of Le Journal de Québec exceeds the circulation of its main competitor, Le Soleil, according to the Audit Bureau of Circulations.

        The following chart reflects the average daily paid circulation of Le Journal de Québec for the periods indicated:

	Year Ended December 31,
	2000	2001	2002
Le Journal de Québec
Saturday	123,999	121,700	123,200
Sunday	99,225	98,600	100,700
Monday to Friday	96,127	96,200	98,500

        The Ottawa Sun.    The Ottawa Sun is published seven days a week and is distributed throughout the Ottawa region through its own distribution network. The Ottawa Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes daily with the English language broadsheet, The Ottawa Citizen, and also with the French language paper, Le Droit.

        The following chart reflects the average daily paid circulation of the Ottawa Sun for the periods indicated:

	Year Ended December 31,
	2000	2001	2002
The Ottawa Sun
Saturday	45,800	45,200	41,000
Sunday	54,200	52,900	49,200
Monday to Friday	49,600	49,600	44,600

        The Ottawa Sun also publishes the Ottawa Pennysaver, a free weekly community shopping guide with circulation of approximately 186,000.

        The Toronto Sun.    The Toronto Sun is published seven days a week and has its own distribution network to serve the greater metropolitan Toronto area. The Toronto Sun is the third largest non-national daily newspaper in Canada in terms of circulation, according to the Audit Bureau of Circulations.

        The Toronto Sun is unique in that Monday to Friday all circulation sales are from vending boxes and retail outlets. Home delivery is available on Sunday and in some designated areas on Saturday.

        The Toronto newspaper market is very competitive. The Toronto Sun competes with Canada's largest newspaper, The Toronto Star and to a lesser extent with The Globe & Mail and The National Post. As a tabloid newspaper, The Toronto Sun has a unique format compared to these broadsheet competitors. The competitiveness of the Toronto newspaper market is further increased by several free publications, including Metro Today, a free weekday commuter newspaper, and new niche publications relating to, for example, entertainment and television.

        The following chart reflects the average daily circulation of The Toronto Sun for the periods indicated:

	Year Ended December 31,
	2000	2001	2002
The Toronto Sun
Saturday	173,000	169,700	169,300
Sunday	384,900	367,800	350,700
Monday to Friday	225,400	215,300	203,500

        The London Free Press.    The London Free Press, one of Canada's oldest daily newspapers, emphasizes national and local news, sports and entertainment and is distributed throughout the London area through its own network. It is the only local daily newspaper in its market.

        In 1998, we revised the editorial content of the paper to provide greater coverage of local and regional issues. In April 1998, The London Free Press began publishing its first Sunday edition and now publishes seven days a week. During 2002, The London Free Press also completed the installation of two used Goss Headliner offset presses to replace its letterpress technology. The installation of these presses significantly improved print quality and increased page, color and insert capacity of the newspaper.

        The following chart reflects the average daily circulation of The London Free Press for the periods indicated:

	Year Ended December 31,
	2000	2001	2002
The London Free Press
Saturday	121,400	116,000	112,200
Sunday	64,800	62,700	61,700
Monday to Friday	97,800	93,900	90,800

        During 2002, The London Free Press launched London This Week, a free weekly community newspaper with a circulation of approximately 104,000 copies. The London Free Press also publishes the London Pennysaver, a free weekly community shopping guide with circulation of approximately 152,000.

        The Winnipeg Sun.    The Winnipeg Sun is published seven days a week. It serves the metropolitan Winnipeg area and has its own distribution network. The Winnipeg Sun operates as the number two newspaper in the Winnipeg market according to the Audit Bureau of Circulations and competes with the Winnipeg Free Press.

        The following chart reflects the average daily circulation of The Winnipeg Sun for the periods indicated:

	Year Ended December 31,
	2000	2001	2002
The Winnipeg Sun
Saturday	44,600	44,400	45,100
Sunday	58,800	58,100	56,400
Monday to Friday	45,700	45,900	45,400

        The Edmonton Sun.    The Edmonton Sun is published seven days a week and is distributed throughout Edmonton through its own distribution network. The Edmonton Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes with Edmonton's broadsheet daily, The Edmonton Journal.

        The following chart reflects the average daily circulation of The Edmonton Sun for the periods indicated:

	Year Ended December 31,
	2000	2001	2002
The Edmonton Sun
Saturday	74,100	72,700	71,600
Sunday	109,000	104,700	102,000
Monday to Friday	72,300	73,800	72,200

        The Calgary Sun.    The Calgary Sun is published seven days a week and is distributed throughout Calgary through its own distribution network. The Calgary Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations and competes with Calgary's broadsheet daily, The Calgary Herald.

        The following chart reflects the average daily circulation of The Calgary Sun for the periods indicated:

	Year Ended December 31,
	2000	2001	2002
The Calgary Sun
Saturday	69,300	67,200	65,100
Sunday	100,200	98,400	97,500
Monday to Friday	68,800	67,500	65,300

Advertising and Circulation

        Advertising revenue is the largest source of revenue for the Urban Daily Group. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. Our strategy is to maximize advertising revenue by providing advertisers with a range of pricing and marketing alternatives to better enable them to reach their target audience. Our newspapers offer a variety of advertising alternatives, including full-run advertisements in regular sections of the newspaper targeted to different readers (including food, real estate and travel); geographically-targeted inserts; special-interest pullout sections and advertising supplements.

        Our principal categories of advertising revenues are classified, retail and national advertising. Classified advertising has traditionally accounted for the largest share of our advertising revenues in our urban daily newspapers (44.4% in the year ended December 31, 2002) followed by retail advertising (35.6% in the same period) and national advertising (17.5% in the same period). Classified advertising is made up of four principal sectors: automobiles, private party, recruitment and real estate. Automobile advertising is the largest classified advertising category, representing about 45.7% of all of our classified advertising in terms of revenue for the year ended December 31, 2002. Retail advertising is display advertising principally placed by local businesses and organizations. Our retail advertisers are principally department stores, electronics stores and furniture stores. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Our national advertisers are principally in the automotive sector. During 1999, we implemented an advertising initiative to maximize national and multi-market advertising sales by our publications. As a result of the initiative, our newspaper network has attracted major customers in several sectors of the Canadian economy, including the automobile, financial services, microcomputers and telecommunications industries.

        We believe our advertising revenues are diversified not only by category (classified, retail and national), but also by customer and geography. For the year ended December 31, 2002, our top ten advertisers accounted for approximately 7% of the total advertising revenue and approximately 5% of overall revenue. In addition, because we sell advertising in numerous regional markets in Canada, the impact on us of a decline in any one market can be offset by strength in the others.

        Circulation sales are the second-largest source of revenue for the Urban Daily Group. The Urban Daily Group's newspapers are available through newspaper boxes and retail outlets Monday through Sunday. We offer daily home delivery in every market except Toronto, where The Toronto Sun is home-delivered only on Sunday and in certain designated areas on Saturday. We derive our circulation revenues from single copy sales and subscription sales. Our strategy is to increase circulation revenue by adding newspaper boxes and point-of-sale locations, as well as expanding home delivery. In addition, to increase readership, we are expanding coverage of local news in our newspapers and targeting editorial content to identified groups through the introduction of niche products, such as At Home magazine, Amateur Sports and Votre Argent.

Competition

        The Canadian newspaper industry is mature and dominated by a small number of major publishers. According to the Canadian Newspaper Association, our 21.0% market share of paid weekly newspaper circulation is exceeded only by CanWest Media Inc., with a 30.1% market share, and followed by Torstar Corporation (13.8%), Power Corporation (9.2%), Bell Globemedia (6.4%) and Osprey Media (4.7%). In addition to competing directly with other dailies published in their respective markets, each of our newspapers in the Urban Daily Group competes for advertising revenue with weekly newspapers, magazines, direct marketing, radio, television and other advertising media. Competition for newspaper advertising is largely based upon readership, circulation, demographic composition of the market, price and content of the newspaper. Competition for circulation is largely based on price, editorial content, quality of delivery service and availability of publications. The high cost associated with starting a major daily newspaper operation represents a barrier to entry to potential new competitors of our Urban Daily Group.

        Through Le Journal de Montréal and Le Journal de Québec, we have established market leading positions in Québec's two main urban markets, Montréal and Québec City. Le Journal de Montréal ranks second in circulation among non-national Canadian dailies and is first among French-language dailies in North America.

        The London Free Press is one of Canada's oldest daily newspapers and our only daily broadsheet newspaper. The London Free Press is the only local daily newspaper in its market.

        The Toronto Sun is the third-largest non-national daily newspaper in Canada in terms of circulation. The Toronto newspaper market is very competitive. The Toronto Sun competes with The Toronto Star and to a lesser extent with The Globe & Mail and The National Post. As a tabloid newspaper, The Toronto Sun offers readers and advertisers an alternative format to the broadsheet format of other newspapers in the Toronto market.

        Each of our dailies in Edmonton, Calgary, Winnipeg and Ottawa competes against a broadsheet newspaper and has established a number two position in its market.

The Community Newspaper Group

        In total, the Community Newspaper Group consists of seven daily community newspapers, 172 community weekly newspapers and shopping guides, and 16 farming and other specialty publications. We also own three additional community weekly newspapers and shopping guides and two specialty publications that are included in the Urban Daily Group. The Community Newspaper Group also distributes coupons, product samples and other direct mail promotional material through NetMedia, its distribution sales arm.

        The total average weekly circulation of the publications in our Community Newspaper Group for the year ended December 31, 2002 was approximately 3.0 million free copies and approximately 548,200 paid copies. The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by the Community Newspaper Group in 2002:

Newspaper	Location	Average Daily Paid Circulation
The Brockville Recorder and Times	Brockville, Ontario	13,100
Stratford Beacon Herald	Stratford, Ontario	11,300
The Daily Herald Tribune	Grande Prairie, Alberta	9,200
St. Thomas Time-Journal	St. Thomas, Ontario	8,400
Fort McMurray Today	Fort McMurray, Alberta	7,100
The Daily Miner & News	Kenora, Ontario	4,600
The Daily Graphic	Portage La Prairie, Manitoba	3,600

Total Average Daily Paid Circulation		57,300

        The weekly and specialty publications of the Community Newspaper Group are distributed throughout Canada and in Florida. The number of weekly publications on a regional basis is as follows:

Province or State	Number of Publications
Alberta	44
British Columbia	6
Florida	8
Manitoba	12
Ontario	39
New Brunswick	1
Québec	56
Saskatchewan	6

Total Publications	172

        Our community newspaper publications generally offer news, sports and special features, with an emphasis on local information. These newspapers cultivate reader loyalty and create franchise value by emphasizing local news, thereby differentiating themselves from national newspapers. We also distribute coupons, flyers, product samples and other direct mail promotional material through NetMedia, the distribution sales arm of the Community Newspaper Group. Through its branch system and its associated distributors, NetMedia currently has the potential to provide advertising customers with distribution to over nine million Canadian households.

        We recently entered into a letter of intent for the sale of our Florida operations. The sale is subject to certain conditions, including satisfactory due diligence by the buyer. We expect to close the sale of our Florida operations in the first half of 2003.

Advertising and Circulation

        Substantially all of the Community Newspaper Group's advertising revenues are derived from local retailers and classified advertisers. Advertising rates and rate structures vary among the different publications of the Community Newspaper Group. The Community Newspaper Group publishes advertising supplements with specialized themes such as agriculture, tourism, home improvement and gardening to encourage advertisers to purchase additional linage in these special editions.

        Circulation revenue in the Community Newspaper Group is generated from home delivery sales and single copy sales through retailers and vending racks. When possible, we increase subscription and single copy sales rates in an effort to increase circulation revenue. The majority of the community newspaper publications is distributed free of charge through a controlled distribution system. This enables the publisher to better identify the clientele targeted by advertisers.

Competition

        A majority of the Community Newspaper Group's publications maintain the number one positions in the markets that they serve. Our community publications are generally located in small towns and are typically the only daily or weekly newspapers of general circulation published in their respective communities, although some face competition from daily or weekly publications published in nearby locations and circulated in markets where we publish our daily or weekly publications. Historically, the Community Newspaper Group's publications have been a consistent source of cash flow.

Other Operations

Commercial Printing and Distribution

        Our national network of production and printing facilities enables us to provide printing services for web press (coldset and heatset) and sheetfed products, and graphic design for print and electronic medium. Web presses utilize rolls of newsprint, whereas sheetfed presses use individual sheets of paper. Heatset web presses, which involve a more complex process than coldset web presses, are generally associated with printing on glossy paper. We own 27 web press and eleven sheet fed press operations located throughout Canada and in Florida. These operations provide commercial printing services for both our internal printing needs and for third parties. The Canadian printing facilities include 15 printing facilities for the daily publications and 17 other printing facilities operated by the Community Newspaper Group in six provinces. Our facility in Bradenton, Florida serves the Florida Sun publications.

        Our third-party commercial printing provides us with an additional revenue source while using existing equipment with excess capacity. In our third-party commercial printing operations, we compete with other newspaper publishing companies as well as with commercial printers. However, we have the advantage of: (1) owning modern equipment; (2) being able to price projects on a variable cost basis because our core newspaper business covers overhead expenses; and (3) being the only local provider of commercial printing service in some of our markets.

        The Urban Daily Group includes the distribution businesses of Messageries Dynamiques and Dynamic Press Group. Messageries Dynamiques distributes dailies, magazines and other electronic and print media and reaches approximately 250,000 households and 13,500 retail outlets through its operations in Québec. We hold Dynamic Press Group in partnership with a division of The Jim Pattison Group of Vancouver. Dynamic Press Group distributes English-language printed matter to more than 300 outlets in Québec.

        Similarly, the Community Newspaper Group operates the distribution business of NetMedia, which distributes coupons, flyers, product samples and other direct mail promotional material. Through its own branch system and its associated distributors, the Community Newspaper Group currently has the potential to provide advertising customers with distribution to over nine million Canadian households.

Television News Station

        We own a 29.9% interest in Pulse 24. Pulse 24 operates CP 24, a regional, 24-hour local news channel in Canada offering viewers a variety of parallel and simultaneous continuous streams of information with an enriched visual screen. In addition to regular news, the enriched screen delivers attractive graphics and text which provide continuously updated information: date, time, weather forecasts, headlines, sports scores, stock market quotations and key indices. CP 24 is distributed via cable and satellite systems to homes across Ontario.

Seasonality and Cyclicality

        Canadian newspaper publishing company operating results tend to follow a recurring seasonal pattern with higher advertising revenue in the spring and in the fall. Accordingly, the second and fourth fiscal quarters are typically our strongest quarters, with the fourth quarter generally being the strongest. Due to the seasonal retail decline and generally poor weather, the first quarter has historically been our weakest quarter.

        Our newspaper business is cyclical in nature. Our operating results are sensitive to prevailing local, regional and national economic conditions because of our dependence on advertising sales for a substantial portion of our revenue.

Raw Materials

        Newsprint is our second-largest expense, after personnel costs, and represents our largest raw material expense. Newsprint expense represented 19.7% of our total operating expenses (before depreciation, amortization and restructuring charges) for the year ended December 31, 2001, and 16.4% for the year ended December 31, 2002. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility caused by supply and demand imbalances. We seek to manage the effects of newsprint price increases through a combination of, among other things, technology improvements, including web width reduction, inventory management, incentive programs and, when possible, advertising and circulation price increases.

        In addition, to obtain more favorable pricing and to provide for a more secure supply, we have entered into a long-term agreement expiring December 31, 2005 with a newsprint manufacturer for the supply of most of our newsprint purchases. This agreement enables us to obtain more favorable pricing by combining our purchases with the Canadian purchases of Quebecor World Inc., the largest commercial printer and image management company in the world. This agreement provides for a discount to market prices above a minimum threshold. We are committed to purchase a minimum number of metric tonnes of newsprint per year under this agreement. This agreement will satisfy most of our anticipated newsprint requirements through the end of 2005.

        Aside from newsprint, the only raw materials of significance to us are ink and press plates, which together accounted for approximately 2.7% of the total operating expenses from our newspaper publishing operations in 2002.

Organizational Structure

        The Company is a wholly owned subsidiary of 3535991 Canada Inc., a 100% owned subsidiary of Quebecor Media, which is a 54.7% owned subsidiary of Quebecor. The following chart illustrates the corporate structure of the Company, together with the jurisdiction of incorporation or organization of each entity, including all material subsidiaries and, where applicable, principal business units as at December 31, 2002.

3535991 CANADA INC.
100%
SUN MEDIA CORPORATION (BRITISH COLUMBIA)
Divisions
Urban Daily Group:
The London Free Press
Eastern Group–
Le Journal de Montréal
Montréal Métropolitain
Le Journal de Québec
The Ottawa Sun
Messageries Dynamiques
Western Group–
The Calgary Sun
The Edmonton Sun
The Winnipeg Sun
Community Newspaper Group:
Quebec Community Publications
100%
Bowes Publishers Limited (British Columbia)
100%
Sun Media (Toronto) Corporation (British Columbia)
Division
The Toronto Sun
100%
Florida Sun Publications, Inc. (Delaware)(1)
50.01%
Le Courrier du Sud (1998) Inc. (Quebec)
29.9%
Pulse 24 (Ontario General Partnership)(2)
50%
Dynamic Press Group Partnership (Quebec General Partnership)
100%
3351611 Canada Inc. (Canada)

Notes:

(1)
Florida Sun Publications, Inc. is a wholly owned subsidiary of Toronto Sun International Inc., a Delaware corporation which is a 100% wholly owned subsidiary of the Company. Toronto Sun International Inc. also holds 100% of the shares of T.S. Printing, Inc., a Delaware corporation and a real estate holding company. We expect to sell our Florida operations in the first half of 2003. See "— The Community Newspaper Group."

(2)
The 29.9% interest in Pulse 24 is held by 3661458 Canada Inc., a wholly owned subsidiary of the Company.

Property, Plants and Equipment

        The following table presents the addresses and sizes of the main facilities and other buildings of our eight urban dailies. No other single property exceeds 50,000 square feet. Details are provided regarding the square footage occupied by us, primary use of the property and current press capacity. Unless stated otherwise, we own all of the properties listed below.

Address	Use of Property	Press Capacity(1)	Floor Space Occupied
			(sq. ft.)
Toronto, Ontario 333 King Street East	Operations building, including printing plant—The Toronto Sun	4 Metro presses – 32 units 1 Metroliner press – 8 units	251,900
London, Ontario 369 York Street	Operations building, including printing plant—The London Free Press	2 Headliner presses – 12 units 1 Urbanite press – 8 units	150,100
Montréal, Québec 4545 Frontenac Street	Operations building, including printing plant—Le Journal de Montréal	3 Metro presses & 2 Cosmo presses – 30 units	162,000
Calgary, Alberta 2615-12 Street NE	Operations building, including printing plant—The Calgary Sun	1 Headliner press – 7 units	90,000
Vanier, Québec 450 Bechard Avenue	Operations building, including printing plant—Le Journal de Québec	2 Urbanite presses – 22 units	73,900
Winnipeg, Manitoba 1700 Church Avenue	Operations building, including printing plant—The Winnipeg Sun	1 Urbanite press – 10 units	63,400
Edmonton, Alberta 93000-47 Street	Printing plant—The Edmonton Sun	1 Metro press – 8 units	54,200
Edmonton, Alberta 4990-92 Avenue	Operations building (leased until December 2013)—The Edmonton Sun	n/a	45,200
Ottawa, Ontario 380 Hunt Club Road	Operations building (leased until October 2003)—The Ottawa Sun	n/a	22,000
Gloucester, Ontario 4080 Belgreen Drive	Printing plant— The Ottawa Sun	1 Urbanite press – 14 units	22,600

(1)
All presses described are manufactured by Goss Graphic Systems. A "unit" is the critical component of a press that determines color and page count capacity. All presses listed have between six and 14 units.

        During 2002, The London Free Press completed the installation of two used Goss Headliner offset presses to replace its letterpress technology. The installation of these presses significantly improved print quality and increased page, color and insert capacity of the newspaper. We also anticipate investing approximately $4.8 million over the next several years to increase the color capacity in Montréal.

        Our Community Newspaper Group, excluding our operations in Florida, operates from 137 owned and leased locations, with building space totaling approximately 807,000 square feet, located in the communities in which it serves.

        The Florida Sun owns its head office and printing plant facility, located in Bradenton, Florida, and owns various branch offices totaling approximately 52,400 square feet.

        Our borrowings under the new credit facility will be secured by liens on all of our property and assets.

Regulation

        Federal or provincial law does not directly regulate the publication of newspapers in Canada. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Income Tax Act (Canada). The Income Tax Act (Canada) limits the deductibility by Canadian taxpayers of advertising expenditures that are made in a newspaper other than a "Canadian issue of a Canadian newspaper." For any given publication to qualify as a Canadian issue of a Canadian newspaper, the entity that publishes it, if publicly traded, must ultimately be controlled by Canadian citizens and, if a private company, must be at least 75.0% owned by Canadians. In addition, the publication must, with limited exceptions, be printed and published in Canada. All of our newspapers qualify as "Canadian issues of Canadian newspapers" and, as a result, our advertisers generally have the right to deduct their advertising expenditures with us for Canadian tax purposes.

Intellectual Property

        We are a major provider of information and communications products to consumers and, as such, intellectual property rights, particularly copyrights and trademarks, are important in the sale and marketing of our products and services.

        We own copyrights in each of our publications as a whole and in all individual content items created by our employees in the course of their employment, subject to very limited exceptions. We have entered into licensing agreements with wire services, freelancers and other content suppliers on terms that we believe are sufficient to meet the needs of our publishing operations. We believe we have taken appropriate and reasonable measures to secure and maintain copyright protection of content produced by or distributed to us.

        While our businesses make extensive use of technology, we are not materially dependent on proprietary technology or third party intellectual property. It is our policy to take all reasonable steps to protect our intellectual property assets by agreement with third parties such as distributors, institutions and freelancers, or by registration.

Environment

        Our operations are subject to federal, provincial, state and local laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous materials, the recycling of wastes and the cleanup of contaminated sites. Laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations.

        Compliance with these laws has not had, and management does not expect it to have, a material effect upon our capital expenditures, net income or competitive position. Environmental laws and regulations and their interpretation, however, have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding our properties, may have had historic uses, including uses related to historic publishing operations, or may have current uses (in the case of surrounding properties) that may affect these properties and require further study or remedial measures. No material studies or remedial measures are currently anticipated or planned by us or required by regulatory authorities with respect to our properties. However, we cannot assure you that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any such property.

Item 5.    Operating and Financial Review and Prospects

        The following discussion and analysis provides information concerning our operating results and financial condition. This discussion should be read with our consolidated financial statements and accompanying notes included elsewhere in this annual report. It also contains forward-looking statements that are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements.

General

        Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which in certain aspects differs from U.S. GAAP. Note 18 to our audited consolidated financial statements contains a discussion of the principal differences between Canadian GAAP and U.S. GAAP and the extent to which such differences impact our financial statements.

        We operate our newspaper businesses in urban and community markets. The Urban Daily Group consists mainly of our paid daily newspapers in the eight most populated markets in which we operate, as well as our distribution businesses, Messageries Dynamiques and Dynamic Press Group. The Community Newspaper Group includes the majority of our other publications, including paid daily community newspapers, weekly newspapers and shopping guides, and farming and other specialty publications, in addition to its own distribution sales arm, NetMedia. For the year ended December 31, 2002, the Urban Daily Group accounted for 71.9% of our revenues and 75.1% of our EBITDA. Over the same period, the Community Newspaper Group accounted for 28.1% of our revenues and 24.9% of our EBITDA.

        Our primary sources of revenue are advertising and paid circulation. Our principal categories of advertising revenues are classified, retail and national advertising. Classified advertising is made up of four principal sectors: automobiles, private party, recruitment and real estate. Retail advertising is display advertising principally placed by local businesses and organizations. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Our circulation revenues are derived from single copy sales and subscription sales.

	Year Ended December 31,
	2000	2001	2002
	(dollars in millions)
Revenues:
Advertising	$564.0	$561.9	$584.2
Circulation	175.5	165.0	168.5
Commercial printing and other	110.6	111.2	100.9

Total revenues	850.1	838.1	853.6

Operating Expenses:
Wages and employee benefits	319.5	313.4	318.0
Newsprint	117.2	125.7	103.8
Other operating expenses	208.1	198.2	209.5

Total operating expenses	644.8	637.3	631.3

EBITDA	$205.3	$200.8	$222.3

Trend Information

        Our business is cyclical in nature. We are dependent on advertising and circulation sales; therefore, operating results are sensitive to prevailing economic conditions, especially in Ontario, Québec and

Alberta. Circulation, measured in terms of copies sold, has been generally declining in the industry over the last ten years. Our advertising and circulation revenues have improved since 2001, and we expect that they will continue to improve in 2003.

        Furthermore, competition continues to be intense in the newspaper industry. Free commuter papers launched in the last couple of years, the increased availability of free daily newspapers, and other media sources, such as the Internet, have put downward pressure on advertising and circulation revenue.

        Newsprint prices have had a significant effect on our operating results as newsprint is our principal raw material. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility caused by supply and demand imbalances. Since a period of relatively high prices in 1995, during which prices peaked at US$755 per metric tonne, the industry has experienced two further full pricing cycles. Over the twelve-month period from June 2001 to June 2002, newsprint prices declined 28%, from US$625 to US$450 per metric tonne. In July 2002, newsprint producers announced a US$50 per metric tonne price increase, which was partially implemented in October 2002, and we expect that prices will continue to increase in early 2003.

        In addition, our business has experienced and is expected to continue to experience significant fluctuations in operating results due to, among other things, seasonal advertising patterns and seasonal influences on people's reading habits. Given those seasonal patterns, our second and fourth quarters have historically been our strongest quarters, with the fourth quarter generally being the strongest and the first quarter being the weakest.

Subsequent Events

        On February 7, 2003, we sold US$205.0 million of our 7 5/8% Senior Notes due 2013 in a private placement exempt from the registration requirements of the Securities Act, and the initial purchasers of these old notes then resold them in reliance on other exemptions from the registration requirements of the Securities Act. Consequently, the old notes are subject to transfer restrictions under the Securities Act. We and the subsidiary guarantors of the old notes entered into a registration rights agreement with the initial purchasers, under which we agreed to make an offer to exchange the old notes for new notes that have been registered under the Securities Act. The old notes and the new notes are referred to collectively in this annual report as the notes.

        On March 24, 2003, we filed with the SEC a registration statement on Form F-4 to register the new notes. The new notes will be identical in all material respects to the old notes except that (a) they will be registered and will be freely tradeable by persons who are not affiliated with us, (b) they are not entitled to the rights applicable to the old notes under the registration rights agreement, and (c) our obligation to pay special interest on the old notes if certain conditions are not met relating to the registration of the new notes and the exchange offer does not apply to the new notes. The exchange offer will occur after the registration statement has been declared effective by the SEC.

        The notes are unsecured, and are due February 15, 2013. Interest is payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2003.

        Concurrently with the completion of the private placement offering of our old notes on February 7, 2003, we entered into a new senior secured credit facility consisting of a $75.0 million revolving facility and a US$230.0 million term loan B. We used the net proceeds from the issuance of the old notes and borrowings under the new credit facility, as well as additional cash then available, to:

  •
  repay borrowings under our old credit facility, which, as of December 31, 2002, amounted to $300.5 million;

  •
  redeem on March 10, 2003 our two series of senior subordinated notes then outstanding for an aggregate amount of $238.5 million (including an aggregate redemption premium of approximately $8.6 million); and

  •
  declare and pay to Quebecor Media, our parent company, dividends in an aggregate amount of $260.0 million, of which $150.0 million will ultimately be used to repay debt of our affiliate Vidéotron. The balance will be used by Quebecor Media for general corporate purposes.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues

        Consolidated revenues for the year ended December 31, 2002 were $853.6 million, compared to $838.1 million for the year ended December 31, 2001, an increase of $15.5 million or 1.8%.

        Advertising revenues were $584.2 million for the year ended December 31, 2002, an increase of $22.3 million, or 4.0%, from $561.9 million for the year ended December 31, 2001. The Urban Daily Group accounted for the majority of this increase, with all the urban dailies except for those serving Toronto and London experiencing higher advertising revenues due primarily to a combination of higher volume and higher earned rates. On average, advertising linage increased by approximately 2.8% for the year ended December 31, 2002, with declines in national advertising linage being more than offset by improvements in the retail and classified sectors. Advertising rates for the Urban Daily Group increased on average by 0.7% compared to the year ended December 31, 2001. Overall, advertising revenues were higher in the Community Newspaper Group, with softness in Ontario being offset by strong growth in Québec.

        Total circulation revenues for the year ended December 31, 2002 increased over the year ended December 31, 2001 by $3.5 million, or 2.1%, from $165.0 million to $168.5 million. The Urban Daily Group accounted for the vast majority of this increase, with the Community Newspaper Group relatively flat year over year. The urban dailies in Ontario experienced the most significant declines in average paid circulation due to the highly competitive newspaper markets in which they operate. However, these declines were offset somewhat by growth in average paid circulation of our other urban dailies, primarily those in Québec.

        Increases in our advertising and circulation revenues were partially offset by a decrease in commercial printing revenues in the year ended December 31, 2002. Commercial printing and other revenues were $100.9 million for the year ended December 31, 2002, a decline of $10.3 million, or 9.3%, when compared to the year ended December 31, 2001, mainly due to the loss of a significant printing contract and lower newsprint prices, as commercial printing is a cost-plus business.

Operating Expenses

        Wages and employee benefits expenses increased $4.7 million, or 1.5%, during the year ended December 31, 2002 compared to the year ended December 31, 2001, from $313.4 million to $318.0 million. This increase in wages and employee benefits expenses in the year ended December 31, 2002 was a result of normal wage increases, higher pension and benefit costs and staffing for new publications. We were able to minimize the increase in this expense by offsetting increases in salaries and benefits with savings realized from the two downsizing programs in May and October of 2001.

        Newsprint expenses of $103.8 million for the year ended December 31, 2002 represented a $22.0 million, or 17.5%, decline from the year ended December 31, 2001. Approximately $18.4 million of the decline is attributable to lower newsprint prices, while $3.6 million relates to lower newsprint consumption. We are continually improving our printing operations to reduce our newsprint consumption, with measures including the introduction of newsprint waste reduction programs, the management of inventory and the standardization and reduction of the page size of several of our publications.

        Other operating expenses were $209.5 million for the year ended December 31, 2002, an increase of $11.3 million, or 5.7%, over the year ended December 31, 2001. The increase is partially due to the management fee that we began paying to Quebecor Media in 2002. The management fee was $5.1 million for the year ended December 31, 2002. Excluding this management fee, other operating expenses for the year ended December 31, 2002 were $6.2 million, or 3.1%, greater than other operating expenses for the year ended December 31, 2001.

EBITDA

        EBITDA for the year ended December 31, 2002 of $222.3 million was $21.5 million, or 10.7%, higher than EBITDA for the year ended December 31, 2001 of $200.8 million. The increase in revenues, reduction in newsprint prices and effective cost-containment measures introduced in 2001 and continued in 2002 accounted for the majority of the improvement. These factors were partially offset by the management fee that we began paying to Quebecor Media in 2002, and higher payroll expenses as a result of normal wage increases, higher pension and benefit costs, and staffing for new publications, as well as other costs relating to investments in distribution operations.

        Our EBITDA margin for the year ended December 31, 2002 was 26.0%, compared to 24.0% for the year ended December 31, 2001. This improvement in our EBITDA margin was due primarily to a reduction in newsprint prices and effective cost-containment measures introduced in 2001 and continued in 2002.

Depreciation and Amortization

        Depreciation and amortization expenses of $27.0 million in the year ended December 31, 2002 were $20.2 million lower than in the year ended December 31, 2001. Approximately $21.3 million of the decrease was a result of the fact that effective January 1, 2002, we no longer amortize our goodwill, in accordance with Section 3062 of the CICA Handbook.

Financial Expenses, Dividend Income and Income Taxes

        Financial expenses for the year ended December 31, 2002 were $33.3 million, compared to $42.1 million for the year ended December 31, 2001. This decrease of $8.8 million, or 20.9%, was due to both lower interest rates on our floating rate debt and lower principal amount of debt outstanding. During the year ended December 31, 2002, we made net debt repayments of $37.2 million.

        We earned dividend income of $203.2 million on our investment in Quebecor Media preferred shares during the year ended December 31, 2002, compared to $95.3 million during the year ended December 31, 2001. This increase in dividend income was due to the full-year realization of our investment in July 2001, and an additional investment in November 2002, in the Quebecor Media preferred shares. As of December 31, 2002, we had a receivable of $95.8 million from Quebecor Media, representing the cumulative declared, but unpaid, dividend on these shares. See "—Liquidity and Capital Resources—Purchase of Shares of Quebecor Media and Service of Convertible Obligations."

        The provision for income taxes was $52.7 million in the year ended December 31, 2002, compared to $35.6 million in the year ended December 31, 2001. The effective tax rate, excluding the dividend income, decreased to 33.0% in 2002 from 38.0% in 2001, due mainly to reduced non-deductible expenses and lower statutory tax rates.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues

        Consolidated revenues for the year ended December 31, 2001 were $838.1 million, compared to $850.1 million for the year ended December 31, 2000, a decrease of $12.0 million, or 1.4%.

        Advertising revenues of $561.9 million for the year ended December 31, 2001 represented a decrease of $2.1 million, or 0.4%, from the year ended December 31, 2000. The majority of this decrease came from the Community Newspaper Group. Advertising revenues were soft in the community publications in Ontario, particularly the shopping guides, as well as in Manitoba and in the farming publications. Advertising revenues for the Urban Daily Group were relatively unchanged from 2000 to 2001. Advertising linage for the urban dailies declined approximately 1.6% in the year ended December 31, 2001, although higher advertising rates helped offset the decrease in volume. Again, Ontario was the weakest sector for the urban dailies, with revenues declining in Toronto by 6.0% and London by 7.6%. These declines were offset, however, by growth in Edmonton, Québec City and Montréal, which had increases of 6.7%, 6.1% and 4.8%, respectively.

        Total circulation revenues of $165.0 million in 2001 represented a decrease of $10.5 million, or 6.0%, from 2000. A significant portion of the decrease in revenues was the result of a change in our relationship with certain distribution agents, who became independent agents instead of employees. This resulted in a decrease in revenues of $6.3 million, as well as a decrease in circulation expenses of $6.3 million. Excluding the impact of this change in relationship, total circulation revenues decreased $4.2 million or 2.4%, largely due to a decline in average paid circulation for the urban newspapers of 1.6%. Five of the eight urban dailies experienced declines in their average circulation in the year ended December 31, 2001. The soft economy in 2001 and the highly competitive newspaper market may have contributed to the decline in circulation.

        Commercial printing and other revenues were $111.2 million for the year ended December 31, 2001, an increase of $0.6 million, or 0.5%, over the year ended December 31, 2000. The growth in commercial printing revenues of 3.2% was almost entirely offset by declines in distribution revenues.

Operating Expenses

        Wages and employee benefits expenses of $313.4 million for the year ended December 31, 2001 represented a decrease of $6.1 million, or 1.9%, over the year ended December 31, 2000. In response to the sudden downturn in the economy in 2001, we completed two significant downsizing programs in May and October of 2001. These restructuring programs resulted in a reduction of over 350 employees, providing annual salary savings of approximately $22 million.

        In the year ended December 31, 2001, newsprint expenses increased $8.5 million, or 7.3%, from 2000 as a result of an increase in average newsprint prices of approximately 8.0%, year over year, which was offset somewhat by lower newsprint usage.

        Other operating expenses totaled $198.2 million for the year ended December 31, 2001, a decrease of $9.9 million, or 4.8%, compared to the year ended December 31, 2000. This significant decrease in costs can be explained partly by the change in our relationship with certain distribution agents, as discussed above, which resulted in a decrease in circulation expenses of approximately $6.3 million, as well as the implementation of stringent cost control measures.

EBITDA

        EBITDA for the year ended December 31, 2001 of $200.8 million was $4.5 million, or 2.2%, lower than EBITDA for the year ended December 31, 2000 of $205.3 million. The drop in revenues of $5.7 million (excluding the change in relationship with distribution agents) and the increase in newsprint costs of $8.5 million resulted in the decreased earnings. This decrease was partially offset by a decrease in wages and employee benefits expenses of $6.1 million, and the implementation of cost controls in other expense categories. Our EBITDA margin remained fairly constant at 24.0% for the year ended December 31, 2001, compared to 24.2% for the year ended December 31, 2000.

Restructuring Charges

        We implemented restructuring initiatives in the second and fourth quarters of the year ended December 31, 2001 in response to difficult market conditions. The initiatives resulted in a workforce reduction charge of $17.8 million in the year ended December 31, 2001, or $11.6 million net of taxes. Employee terminations were made across all of our geographic regions and departments, and included employees at all levels. The workforce reduction costs consisted primarily of severance, benefits and other personnel related costs. The restructuring initiatives resulted in a reduction of over 350 employees.

Depreciation and Amortization

        Depreciation and amortization expenses for the year ended December 31, 2001 were $47.3 million, an increase of $0.6 million compared to the expenses of $46.7 million for the year ended December 31, 2000.

Financial Expenses, Dividend Income and Income Taxes

        Financial expenses for the year ended December 31, 2001 were $42.1 million, compared to financial expenses of approximately $53.1 million for the year ended December 31, 2000. This decrease in financial expenses was the result of lower interest rates and lower total principal amount of outstanding debt. We made net debt repayments of $38.6 million during 2001.

        In the year ended December 31, 2001, we earned dividend income of $95.3 million on our investment in the Quebecor Media preferred shares. At December 31, 2001, we had a receivable of $95.3 million from Quebecor Media, representing the cumulative declared, but unpaid, dividend on the Quebecor Media preferred shares.

        The provision for income taxes for the year ended December 31, 2001 was $35.6 million, compared to an expense of $42.3 million for the year ended December 31, 2000. The effective tax rate, excluding dividend income, decreased to 38.0% in the year ended December 31, 2001 from 40.1% in the year ended December 31, 2000, due to lower statutory tax rates and reduced non-deductible expenses.

Liquidity and Capital Resources

        Our principal liquidity and capital resource requirements consist of:

  •
  capital expenditures to augment and update our facilities;

  •
  service and repayment of our debt;

  •
  payment of dividends; and

  •
  purchase of the Quebecor Media preferred shares and service of the convertible obligations issued to Quebecor Media.

Capital Expenditures to Augment and Update Our Facilities

        During the year ended December 31, 2002, we spent $10.3 million to fund capital expenditures. We incurred approximately $2.5 million in the same period to acquire computer-to-plate technology for our printing facilities in Toronto, Edmonton and Calgary, and spent $2.1 million in the year ended

December 31, 2001 acquiring similar technology for our facility in Montréal. The computer-to-plate equipment replaces film imagesetters and related computer systems, and contributes to improved operating results by providing a more efficient workflow, as well as higher quality newspapers. In the year ended December 31, 2002, we completed our press installation at The London Free Press, and the total cost of this project was approximately $13.6 million. The majority of this installation was paid for in prior years, with $9.1 million and $3.6 million having been spent in the years ended December 31, 2001 and 2000, respectively.

        We expect to spend approximately $3.2 million in 2003 and an additional $1.6 million over the next several years on augmenting the color capacity at our Montréal printing facility. The additional color capacity will enable us to pursue new sources of revenue, while improving the quality of Le Journal de Montréal. We are also committed to spending approximately $2.2 million in 2003 on computer-to-plate technology at our printing facilities in Québec City, Winnipeg and Ottawa. We do not anticipate our 2003 capital requirements to exceed approximately $20 million in aggregate.

Servicing and Repayment of Our Debt

        During the year ended December 31, 2002, we made cash interest payments of $33.7 million and made net repayments of our long-term debt of $37.2 million. In the year ended December 31, 2001, we made net repayments of our long-term debt of $38.6 million.

Payment of Dividends

        In the year ended December 31, 2002, we paid aggregate dividends of $70.9 million, or $56.26 per common share, to Quebecor Media in connection with its ownership of 1,261,000 common shares. Similarly, we paid aggregate dividends of $45.4 million, or $35.97 per common share, to Quebecor Media during the year ended December 31, 2001. No dividends were paid in the years ended December 31, 1999 and 2000. We expect, to the extent permitted by the terms of our indebtedness and applicable law, to continue to pay significant dividends to Quebecor Media in the future.

Purchase of Shares of Quebecor Media and Service of Convertible Obligations

        Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we have entered into some transactions that have the effect of consolidating tax losses within the Quebecor Media group.

        During the year ended December 31, 2001, we issued a $1.6 billion convertible obligation to Quebecor Media and used the proceeds to invest in $1.6 billion of the Quebecor Media preferred shares. The convertible obligation matures on July 14, 2007 and bears interest at 12.15% payable semi-annually. The Quebecor Media preferred shares are redeemable at the option of Quebecor Media and retractable at our option at the paid-up value. They carry a 12.5% annual fixed cumulative preferential dividend payable semi-annually.

        On November 28, 2002, we issued a new convertible obligation to Quebecor Media in the amount of $350.0 million. This new convertible obligation matures on November 28, 2008 and otherwise has terms and conditions substantially similar to the $1.6 billion convertible obligation issued in July 2001. We used the proceeds from the issuance of this new convertible obligation to invest in an additional $350.0 million of Quebecor Media preferred shares having terms and conditions substantially similar to those issued in 2001.

        During the year ended December 31, 2002, we made cash interest payments of $197.1 million with respect to the convertible obligations and received $202.7 million in preferred dividends with respect to our ownership of the Quebecor Media preferred shares. As of December 31, 2002, the outstanding balance on the convertible obligations was $2.04 billion, of which $93.1 million represented unpaid interest due on January 14, 2003.

        These issuances of the convertible obligations to Quebecor Media and the Quebecor Media preferred shares to us for the same principal amounts significantly reduce our income tax obligation. This is because the interest expense on the convertible obligations is deductible for income tax purposes, while the dividend income on the Quebecor Media preferred shares is not taxable. We obtained a ruling by the Canada Customs and Revenue Agency with respect to this arrangement.

        For financial reporting purposes under Canadian GAAP, the tax benefit of the interest on the convertible obligations is netted against the interest charged to retained earnings, and is not reflected in the provision for income taxes on the income statement. For this reason, for those periods during which this structure is in place, we anticipate our net cash taxes to be substantially lower than the provision for income taxes in our income statements prepared under Canadian GAAP.

Contractual Requirements and Other Commercial Commitments

        Contractual Obligations.    Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, the convertible obligations and operating lease arrangements, as of December 31, 2002, are summarized below and are fully disclosed in notes 8, 9 and 13 to our audited consolidated financial statements.

	Payments Due By Period
Contractual Obligations:	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
	(dollars in millions)
Convertible obligations	$2,043.1	$93.1	$—	$1,600.0	$350.0
Long-term debt	515.1	60.0	240.5	214.6	—
Operating leases and other	33.4	11.2	11.2	4.4	6.6

Total contractual cash obligations	$2,591.6	$164.3	$251.7	$1,819.0	$356.6

        As of December 31, 2002, the outstanding balance on our old credit facility was $300.5 million. The outstanding principal amounts of US$97.5 million and US$53.5 million under each of the first and second series of our senior subordinated notes were due in February 2007 and May 2007, respectively. On February 7, 2003, we used the net proceeds from the offering of the old notes and the transactions described under "—Subsequent Events" to, among other things, repay borrowings under our old credit facility and redeem our two series of senior subordinated notes. Concurrently with the sale of the old notes, we entered into a new credit facility consisting of a five-year revolving credit facility of $75.0 million and a six-year term loan B of US$230.0 million, and we used $349.0 million of borrowings under this new credit facility as described under "—Subsequent Events." As a result, following the consummation of these transactions, substantially all of our long-term debt will mature after five years.

        As of December 31, 2002, the outstanding balance on the convertible obligations was $2.04 billion, of which $93.1 million represented unpaid interest due on January 14, 2003. The principal amount of $1.6 billion matures on July 14, 2007, and the principal amount of $350.0 million matures on November 28, 2008.

        We rent equipment and premises under various operating leases, and we have entered into long-term commitments to purchase services and capital. As of December 31, 2002, minimum payments under these leases and agreements over the next five years and thereafter were approximately $33.4 million in aggregate.

        We entered into a five-year management services agreement with Quebecor Media for services rendered on our behalf by Quebecor Media, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. This agreement provides for an annual management fee of $5.4 million in respect of 2003 and amounts to be agreed upon for the years 2004, 2005 and 2006.

        Other Commercial Commitments.    Our single most significant other commercial commitment is a long-term agreement, expiring December 31, 2005, with a newsprint manufacturer for the supply of most of our newsprint purchases. We are committed to purchase a minimum number of metric tonnes of newsprint per year under this agreement. This agreement provides for a discount to market prices above a minimum threshold. Because our commitment fluctuates with the market price of newsprint, we cannot estimate the actual dollar amount of our contractual commitment under this agreement.

        We are committed to spending approximately $2.2 million in 2003 on acquiring computer-to-plate technology for our printing facilities in Québec City, Winnipeg and Ottawa, in addition to approximately $3.2 million on additional color capacity in our Montréal printing facilities by 2004.

        In addition, our other commercial commitments include outstanding letters of credit totaling $0.3 million as of December 31, 2002.

Sources of Liquidity and Capital Resources

        Our primary sources of liquidity and capital resources are:

  •
  funds from operations;

  •
  financing from related party transactions;

  •
  debt from capital markets borrowings; and

  •
  bank financing.

        Funds from Operations.    Cash provided by operations in the year ended December 31, 2002 was $400.3 million, compared to $140.6 million for the year ended December 31, 2001. We received cash of $202.7 million during the year ended December 31, 2002 relating to dividend income from our investment in Quebecor Media preferred shares. In the year ended December 31, 2001, no cash was collected by us in this regard. Excluding this amount, cash provided from operations increased $57.0 million, or 40.5%, in the year ended December 31, 2002, compared to the same period in 2001. This significant increase is partially due to the improvement in EBITDA of $21.5 million compared to last year, and restructuring charges which increased $15.6 million compared to 2001. We also experienced a favorable variance in cash taxes of $4.1 million compared to last year, mainly due to the tax benefit associated with the interest expense on our convertible obligations. Cash from operations also improved due to a reduction in cash interest payments as a result of lower debt levels and interest rates.

        Financing from Related Party Transactions.    In the year ended December 31, 2001, our most significant financing activity was the issuance to Quebecor Media of a $1.6 billion convertible obligation, which matures on July 14, 2007 and bears interest at 12.15% payable semi-annually. On November 28, 2002, we issued a new convertible obligation to Quebecor Media in the amount of $350.0 million. This new convertible obligation matures on November 28, 2008 and otherwise has terms and conditions substantially similar to the $1.6 billion convertible obligation issued in July 2001. The convertible obligations are redeemable at our option at any time at a redemption price equal to the then outstanding principal amount, plus any accrued and unpaid interest and, from and after May 15, 2007, Quebecor Media may, upon the occurrence of certain events, require us to redeem the convertible obligations at such price. We used the proceeds from the issuances of the convertible obligations to invest in $1.95 billion of the Quebecor Media preferred shares. The shares are redeemable at the option of Quebecor Media and retractable at our option at the paid-up value. They carry a 12.5% annual fixed cumulative preferential dividend payable semi-annually.

        During the year ended December 31, 2002, we made cash interest payments of $197.1 million with respect to these convertible obligations, and had cash dividend receipts of $202.7 million from our investment in the Quebecor Media preferred shares. As of December 31, 2002, the outstanding balance on these convertible obligations was $2.04 billion, of which $93.1 million represented unpaid interest due on January 14, 2003. As of December 31, 2002, we also had a receivable of $95.8 million from Quebecor Media, representing the cumulative declared, but unpaid, dividend on these shares.

        Interest Rate and Foreign Exchange Management.    We use certain financial instruments, such as interest rate swap and currency swap agreements, to manage our interest rate and foreign exchange exposure on debt instruments and on material purchases in foreign currency, such as press equipment. These instruments are not used for trading or speculative purposes. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

Liquidity and Capital Resources Following the Offering of the Old Notes

        On February 7, 2003, we used a portion of the proceeds of the offering of the old notes, together with the proceeds of the transactions described in "—Subsequent Events" to redeem our two series of then existing senior subordinated notes and refinance all outstanding borrowings under our old credit facility. Following the completion of these transactions, our principal sources of cash will be cash generated from operations and borrowings available under our new credit facility. As of December 31, 2002, as adjusted to give effect to the offering of the old notes and the concurrent transactions described in "—Subsequent Events," we would have had $75.0 million of available borrowing capacity under our new credit facility, $0.3 million of which we intend to use to replace outstanding letters of credit.

        We expect that our principal needs for cash relating to our existing operations over the next twelve months will be to fund operating activities and working capital, capital expenditures and debt service. We plan to fund these requirements from the sources of cash described above.

        Based on current levels of operations and anticipated growth, we believe that our cash from operations, together with other available sources of liquidity, including borrowings under the new credit facility, will be sufficient for the foreseeable future to fund anticipated capital expenditures and make required payments of principal and interest on our debt, including payments due on the notes and obligations under our new credit facility. We expect, to the extent permitted by the terms of our indebtedness and applicable law, to continue to pay significant dividends to Quebecor Media in the future.

Summary of Critical Accounting Policies

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Consequently, actual results could differ from these estimates. We believe that the following are some of the more critical areas requiring the use of management estimates.

Long-lived Assets

        We review our property and equipment for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is measured by comparing the carrying amount of the assets to the projected discounted cash flows the assets are expected to generate. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value.

        We also evaluate goodwill for impairment, on at least an annual basis and whenever events or circumstances indicate that the carrying amount may not be recoverable from its estimated future cash flows. Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit, based on projected discounted future cash flows of the unit using a discount rate reflecting our average cost of funds. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired, and a second test is performed to measure the amount of impairment loss. Some of our newspapers operate in highly competitive markets. Future adverse changes in market conditions or readership patterns in our newspapers could result in a material impairment charge of goodwill in the future.

        In our determination of the recoverability of property and equipment and goodwill, we based our estimates used in preparing the discounted cash flows on historical and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Employee Future Benefits

        Pensions.    Pension costs are determined using actuarial methods and could be impacted significantly by our assumptions regarding future events, including expected return on plan assets and rate of compensation increases. The fluctuation of the discount rate at each measurement date also has an impact. Pension expense is charged to operations and includes:

  •
  the cost of pension benefits provided in exchange for employees' services rendered during the year;

  •
  the amortization of the initial net transition asset on a straight-line basis over the expected average remaining service life of the employee group covered by the plans;

  •
  the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans; and

  •
  the interest cost of pension obligations, the return on pension fund assets, and the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10.0% of the greater of the benefit obligation or fair value of plan assets over the expected average remaining service life of the employee group covered by the plans.

        Weighted average assumptions for the pension benefit plans in 2002 included a discount rate of 6.75%, an expected return on plan assets of 7.75% and compensation increases of 3.75%.

        Other Post-retirement Benefits.    We accrue the cost of post-retirement benefits other than pensions. These costs are impacted significantly by a number of management assumptions, which include the discount rate, the rate of compensation increase, and an annual rate of increase in the per capita cost of covered health care benefits. These benefits, which are funded by us as they become due, include life insurance programs and medical benefits. We amortize the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation over the expected average remaining service life of the employee group covered by the plans.

        Weighted average assumptions for other benefit plans in 2002 included a discount rate of 6.75% and a compensation increase of 3.75%.

        For measurement of the accumulated post-retirement benefit obligation, a 10.0% annual rate of increase in the per capita cost of covered health care benefits was assumed. The rate was assumed to decrease to 5.0% over ten years and remain at that level thereafter. An increase of 1.0% in the assumed health care cost trend would increase the current annual service costs by $0.1 million, interest costs by $0.2 million and benefit obligations by $3.7 million. A decrease of 1.0% in the assumed health care cost trend would decrease the current annual service costs by $0.1 million, interest costs by $0.1 million and benefit obligations by $2.8 million.

Canadian and United States Accounting Policy Differences

        We prepare our financial statements in accordance with Canadian GAAP. GAAP in the United States differs in certain respects from Canadian GAAP. The areas of material differences and their impact on our financial statements are described in note 18 to our audited consolidated financial statements included elsewhere in this annual report. The significant differences include: (1) the accounting for the $1.95 billion of convertible obligations and (2) the accounting for derivative financial instruments.

        Under Canadian GAAP, the convertible obligations issued by us are considered to be part of shareholder's equity, and the interest expense on them, net of taxes, is charged to retained earnings. Under U.S. GAAP, these convertible obligations would be classified as long-term debt and the related interest expense on them would be recorded in our statements of income. As a result, under U.S. GAAP, our income for the years ended December 31, 2001 and 2002 decreased by $58.4 million and $128.4 million, respectively.

        Under Canadian GAAP, and U.S. GAAP prior to January 1, 2001, derivative financial instruments are accounted for on an accrual basis, with gains and losses being deferred and recognized in income in the same period and in the same financial category as the income or expense arising from the corresponding hedged position. We adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, effective January 1, 2001 for reporting under U.S. GAAP. As a result, under U.S. GAAP, derivative financial instruments are recorded at fair value and our income for the year ended December 31, 2001 decreased by $1.8 million (or $1.2 million after taxes), and our income for the year ended December 31, 2002 increased by $1.7 million (or $1.1 million after taxes).

Recent Accounting Pronouncements

Recent Canadian GAAP Accounting Pronouncements

        In December 2002, the Canadian Institute of Chartered Accountants issued section 3063, Impairment or Disposal of Long-Lived Assets, of the CICA Handbook and revised section 3475, Disposal of Long-Lived Assets and Discontinued Operations, of the CICA Handbook. Together, these two sections supersede the write-down and disposal provisions of section 3061, Property, Plant and Equipment, as well as section 3475, Discontinued Operations, of the CICA Handbook. Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by us. It requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides a single accounting model for long-lived assets to be disposed of by sale. Section 3475 provides specified criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be measured at the lower of their carrying amounts or fair value, less costs to sell. Section 3475 also broadens the scope of businesses that qualify for reporting as discontinued operations to include any disposals of a component of an entity, that comprises operations and cash flows that can be clearly distinguished from the rest of Sun Media, and changes the timing of recognizing losses on these operations. The new standards contained in section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003; however, early application is permitted. The revised standards contained in section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated under an exit plan committed to on or after May 1, 2003; however, early application is permitted. We intend to adopt both of these standards as of January 1, 2003.

        In November 2001, the Canadian Institute of Chartered Accountants issued Accounting Guideline 13, Hedging Relationships, and in November 2002 the Canadian Institute of Chartered Accountants amended the effective date of this guideline. This accounting guideline establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after January 1, 2004. On January 1, 2004, we will re-assess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. Since the new Canadian criteria for hedge accounting are consistent with existing U.S. criteria for qualifying for hedge accounting, with which we comply, we do not anticipate any material impact from adopting this accounting guideline.

Recent U.S. GAAP Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board issued FAS 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. FAS 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, we will recognize a gain or loss on settlement. We are required and plan to adopt the provisions of FAS 143 for the quarter ending March 31, 2003. To accomplish this, we must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require us to gather market information and develop cash flow models. Additionally, we will be required to develop processes to track and monitor these obligations. Because of the effort necessary to comply with the adoption of FAS 143, we are currently assessing the impact of the new standard.

        In April 2002, the Financial Accounting Standards Board issued FAS 145, which rescinded FAS 4, Reporting Gains and Losses from Extinguishment of Debt. FAS 145 addresses, among other things, the income statement treatment of gains and losses related to debt extinguishments, requiring that such expenses no longer be treated as extraordinary items, unless the items meet the definition of extraordinary in APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Upon adoption, any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented, that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item, is required to be reclassified. The new presentation requirements must be adopted for fiscal years beginning after May 15, 2002, with early application encouraged. We will adopt the requirements of FAS 145 for U.S. GAAP purposes in the year ended December 31, 2003.

        In July 2002, the Financial Accounting Standards Board issued FAS 146, Accounting Costs Associated with Exit or Disposal Activities, which is effective for exit or disposal activities that are initiated after December 31, 2002. FAS 146 nullifies EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring). The principal difference between FAS 146 and EITF 94-3 related to the recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, whereas under EITF 94-3 the liability was recognized when a company commits to an exit plan, and that the liability be initially measured at fair value. We are currently assessing the impact of the new standard.

        In November 2002, the Financial Accounting Standards Board issued FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. We are currently assessing the impact of the new standard.

Item 6.    Directors, Senior Management and Employees

Directors and Senior Management

        The following table presents some information concerning our directors and executive officers as of March 1, 2003:

Name and Municipality of Residence	Age	Position
CLAUDE BERGERON Montréal, Québec	45	Director
PIERRE FRANCOEUR Ste-Adèle, Québec	50	Director and President and Chief Executive Officer; Publisher and Chief Executive Officer, Le Journal de Montréal
PIERRE KARL PÉLADEAU Montréal, Québec	41	Director and Chairman of the Board
THOMAS A. ROPER Vancouver, British Columbia	52	Director
WILLIAM R. DEMPSEY London, Ontario	59	Executive Advisor to the President and Chief Executive Officer
MARK D'SOUZA Kirkland, Québec	42	Vice President and Treasurer
CHRISTOPHER R. KRYGIEL Mississauga, Ontario	44	Vice President, Human Resources
KIN-MAN LEE Richmond Hill, Ontario	39	Vice President, Corporate Controller
J. CRAIG MARTIN Sherwood Park, Alberta	47	Western Vice President; Publisher and Chief Executive Officer, The Edmonton Sun
JEFFREY S. NELSON Ottawa, Ontario	48	Vice President, Corporate Circulation
CHERYL A.M. PHILLIPS Toronto, Ontario	49	Vice President, Corporate Sales Development
LESTER C. PYETTE London, Ontario	57	Vice President, New Products
NOLIN RICHARD Richmond Hill, Ontario	43	Vice President, Corporate Production
LOUIS SAINT-ARNAUD Mont St-Hilaire, Québec	56	Vice President, Legal Affairs
CLAUDINE TREMBLAY Nun's Island, Québec	49	Corporate Secretary

        Claude Bergeron, Director. Mr. Bergeron was appointed a Director of Sun Media in June 2001. Mr. Bergeron has been Vice President, Legal Affairs of Caisse de dépôt et placement du Québec since 1993. He began working at Caisse de dépôt et placement du Québec in 1988 as Senior Legal Counsel. Prior to his time at Caisse de dépôt, Mr. Bergeron served in the General Counsel department of the Québec Department of Revenue as an Assistant Director and Division Chief.

        Pierre Francoeur, Director and President and Chief Executive Officer; Publisher and Chief Executive Officer, Le Journal de Montréal. Mr. Francoeur has served as a Director of Sun Media since June 2001. Mr. Francoeur was appointed our President and Chief Executive Officer in April 2001, after serving as Executive Vice President and Chief Operating Officer for almost one year. He continues to serve as Publisher and Chief Executive Officer of Le Journal de Montréal. Mr. Francoeur first joined Le Journal de Montréal in 1979. In 1983, Mr. Francoeur left Le Journal de Montréal to found L'Hebdo de Laval, a weekly newspaper. In 1994, he returned to Le Journal de Montréal as Editor-in-Chief, and was appointed Publisher the following year. In April 1998, Mr. Francoeur was appointed Vice President, Dailies Division, Quebecor Communications Inc. Later that same year, he became President, Dailies Division, Quebecor Communications Inc. Mr. Francoeur is a member of the Board of the Canadian Press and the Canadian Newspaper Association.

        Pierre Karl Péladeau, Director and Chairman of the Board. Mr. Péladeau has served as a Director of Sun Media since February 1999. Mr. Péladeau is President and Chief Executive Officer of Quebecor and President and Chief Executive Officer of Quebecor Media. Mr. Péladeau joined Quebecor's communications division in 1985 as Vice President, Operations. In 1991, he was named President of Quebecor Group Inc. In 1995, Mr. Péladeau helped establish Quebecor Printing Europe and as its President, oversaw its growth through a series of acquisitions in France, the United Kingdom, Spain and Germany to become Europe's largest printer by 1997. In 1997, Mr. Péladeau became Executive Vice President and Chief Operating Officer of Quebecor Printing Inc. In 1999, Mr. Péladeau became President and Chief Executive Officer of Quebecor. Mr. Péladeau sits on the boards of numerous Quebecor companies and is active in many charitable and cultural organizations.

        Thomas A. Roper, Q.C., Director. Mr. Roper has served as a Director of Sun Media since June 2001. Mr. Roper practices law in the areas of labor, employment and administrative law. He is a past President and current member of the Human Resources Management Association of British Columbia, and is a member of the Canadian Association of University Solicitors and the Canadian Bar Association. Mr. Roper is the Managing Partner of the Vancouver office of Ogilvy Renault, a national law firm. Mr. Roper has been a partner of Ogilvy Renault since 1999, prior to which he was a partner of Alexander, Holburn, Beaudin & Lang.

        William R. Dempsey, Executive Advisor to the President and Chief Executive Officer. Mr. Dempsey joined Bowes Publishers Ltd., one of our wholly owned subsidiaries, in 1966 and became its President and Chief Executive Officer in 1990. Mr. Dempsey was appointed Vice President of the Toronto Sun Publishing Corporation in 1992 and Executive Vice President of Sun Media in 2000. In 2002, Mr. Dempsey was appointed Executive Advisor to the President and Chief Executive Officer.

        Mark D'Souza, Vice President and Treasurer. Mr. D'Souza has served as Vice President and Treasurer of Quebecor Media and Quebecor Inc. since April 2002, and as Vice President and Treasurer of Sun Media since February 2003. He was Chief Financial Officer of Quebecor World Europe from June 2000 to April 2002. He was Vice President and Treasurer of Quebecor World Inc. from September 1997 to June 2000. Prior to joining the Quebecor group of companies, he served as Finance Director of Société Générale de Financement du Québec from March 1995 to September 1997, and served in Corporate Finance positions at the Royal Bank of Canada and Union Bank of Switzerland from July 1989 to March 1995.

        Christopher R. Krygiel, Vice President, Human Resources. Mr. Krygiel was appointed to the position of Vice President, Human Resources in 2001. He joined Sun Media in July 1998 as Corporate Director of Human Resources. Prior to that time, Mr. Krygiel had worked with Beaver Lumber Company for eleven years and rose to position of Director of Human Resources.

        Kin-Man Lee, Vice President, Corporate Controller. Mr. Lee was appointed to his position in October 2001. Mr. Lee began his career with the Toronto Sun Publishing Corporation in August 1989 as the Assistant Corporate Controller. In 1993, he transferred to Bowes Publishers Ltd., one of our wholly owned subsidiaries. During his tenure at Bowes, Mr. Lee was appointed Corporate Controller in 1993, Director of Finance in 1998, Vice President, Finance in 2000 and Vice President, Finance and Administration in 2001.

        J. Craig Martin, Western Vice President; Publisher and Chief Executive Officer, The Edmonton Sun. Mr. Martin became Publisher and Chief Executive Officer of The Edmonton Sun in 1994. In 1999, Mr. Martin was appointed our Vice President, Western Group, and in 2002, he was appointed Western Vice President. Mr. Martin joined the Toronto Sun Publishing Corporation in January 1984 as the Controller of The Calgary Sun. From 1988 to 1992, he was General Manager of The Calgary Sun. From 1992 to 1994, he was Associate Publisher of The Calgary Sun. He also serves as a director of the Edmonton Chamber of Commerce and the Science Alberta Foundation.

        Jeffrey S. Nelson, Vice President, Corporate Circulation. Mr. Nelson began his newspaper career in 1977 with The Globe & Mail, where he held a variety of sales, service and distribution positions. In 1989, he was appointed Regional Circulation Director for Western Canada, and in 1991, he was appointed Regional Circulation Director with The Globe & Mail in Toronto. In 1994, he was appointed Vice President, Circulation Development with Thomson Newspapers for their Canadian group. After leaving Thomson Newspapers in 1996, Mr. Nelson became involved in a number of personal business initiatives, including the development and marketing of new client/server circulation software for the newspaper industry. He joined Sun Media in his current position in June 2002.

        Cheryl A.M. Phillips, Vice President, Corporate Sales Development. Ms. Phillips began her newspaper career in the classified department at The Globe & Mail in 1976 and moved up to sales management positions. From there, she joined Metroland Printing, Publishing and Distributing. Immediately prior to joining us, Ms. Phillips was Director of Classified Development and Sales Training with Thomson Newspapers. Ms. Phillips joined us in 2000 as Director of Corporate Sales Development. She has been an active board member of the Newspaper Association of America's "NAA" Classified Foundation and Chair of the NAA's Classified Training Committee. Ms. Phillips has been a guest speaker at various CAA and NAA conferences.

        Lester C. Pyette, Vice President, New Products. Mr. Pyette became Publisher and Chief Executive Officer of The Toronto Sun in April 2001, after serving as Publisher and Chief Executive Officer of The London Free Press since January 2000. In 2002, Mr. Pyette was appointed Vice President of our Eastern Ontario Group, and subsequently appointed Central Vice President. Mr. Pyette joined the Toronto Sun Publishing Company in 1974 as City Editor of The Toronto Sun. Since then, he has successively held the positions of Executive Editor of The Toronto Sun, Corporate Editor and Executive Assistant to the President and Chief Executive Officer of the Toronto Sun Publishing Company, General Manager of The Calgary Sun, and Publisher and Chief Executive Officer of The Calgary Sun. In November 2002, Mr. Pyette resigned from his position as Publisher and Chief Executive Officer of The Toronto Sun, and was appointed Vice President, New Products.

        Nolin Richard, Vice President, Corporate Production. Mr. Richard was appointed to his current position in 2000. Mr. Richard began his career with Quebecor Printing in 1987 as Plant Engineer in Lasalle and in 1989, he was promoted to Plant Manager. In 1990, he was appointed Production Manager at Le Journal de Québec. In 1998, he was promoted to Vice President of Production and Information Services of Le Journal de Québec and in 1999, he became Vice President, Operations of The Toronto Sun.

        Louis Saint-Arnaud, Vice President, Legal Affairs. Mr. Saint-Arnaud is Vice President, Legal Affairs and Corporate Secretary of Quebecor and Quebecor Media. Mr. Saint-Arnaud also served as General Manager for Québec-Livres, a division of Quebecor, from 1989 to 1990. He was Vice President, Legal Services and Secretary of Marine Industries Limited from 1980 to 1987. Mr. Saint-Arnaud was Director, Legal Services and Assistant Secretary of Société Générale de Financement du Québec from 1976 to 1980.

        Claudine Tremblay, Corporate Secretary. Ms. Tremblay is currently Manager, Secretary's Office and Assistant Secretary of Quebecor Media. Since August 1988, Ms. Tremblay has served as Assistant Secretary at Quebecor Inc. Ms. Tremblay was Assistant Secretary and Administrative Assistant at the National Bank of Canada from 1980 to 1988.

Board Practices

        Our board of directors has four directors. Each director is selected by Quebecor Media, our parent, to serve until a successor director is elected or appointed. We currently do not have an audit committee, a remuneration committee or any other committees of the board of directors; however, we intend to appoint a three-person audit committee, of which two members will be independent.

        There are no directors' service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Compensation of Directors and Executive Officers

        We did not pay any compensation for the year ended December 31, 2002 to our directors, as a group, who are named in the table under "—Directors and Senior Management," for services in all capacities. All directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with meetings of the board of directors.

        The aggregate amount of compensation we paid in the year ended December 31, 2002 to our executive officers, as a group, who are named in the table under "—Directors and Senior Management," was $2.6 million, including salaries, bonuses and profit-sharing payments.

Quebecor Media's Stock Option Plan

        On January 29, 2002, Quebecor Media established a stock option plan to attract, retain and motivate directors, executive officers and key contributors to the success of Quebecor Media and its subsidiaries. The compensation committee of Quebecor Media is responsible for the administration of this stock option plan and, as such, will designate the participants under this stock option plan, determine the number of options granted, the vesting schedule, the expiry date and any other conditions relating to such options.

        All of the options granted under this stock option plan entitle their holders to acquire common shares of Quebecor Media. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares as determined by the compensation committee (if the common shares of Quebecor Media are not listed at the time of the grant) or the trading price (as defined in this stock option plan) of the common shares on the stock exchanges where such shares are listed at the time of the grant. Unless authorized by the compensation committee for a change in control transaction, no option may be exercised by an optionee if the shares of Quebecor Media have not been listed on a recognized stock exchange. At December 31, 2007, if the shares of Quebecor Media have not been so listed, optionees will have until January 31, 2008 to exercise their vested options (the "Private Company Window"). At the time an optionee exercises his or her options, such optionee may request to receive in lieu of the underlying common shares a cash amount (a "Cash Exercise") representing the difference between the exercise price of the option and the fair market value or the trading price, as the case may be, of the underlying common shares at the time of exercise. For any Cash Exercises, and in particular for the anticipated multiple Cash Exercises if the Private Company Window is in effect, Quebecor Media may elect to pay all amounts owing in several installments if prudent considering its financial situation. Options not exercised prior to their expiration will be forfeited and may be re-issued pursuant to this stock option plan.

        Except under specific circumstances and unless the compensation committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the compensation committee at the time of grant:

  (1)
  equally over five years with the first 20.0% vesting on the first anniversary of the date of the grant,

  (2)
  equally over four years with the first 25.0% vesting on the second anniversary of the date of the grant, and

  (3)
  equally over three years with the first 33.3% vesting on the third anniversary of the date of the grant.

        The maximum number of common shares of Quebecor Media that may be issued under this stock option plan is 433,000,000 common shares, and no optionee may hold options covering more than 5.0% of the outstanding shares of Quebecor Media.

        During the year ended December 31, 2002, our executive officers were granted options to purchase common shares of Quebecor Media at a price determined by the compensation committee of Quebecor Media in accordance with the terms and conditions of this stock option plan.

Quebecor Inc.'s Stock Option Plan

        Quebecor Inc.'s stock option plan is designed to offer to officers, directors, senior employees and key employees of Quebecor Inc. or its subsidiaries the opportunity to benefit from the appreciation in value of the class B subordinate voting shares of Quebecor Inc. Under this stock option plan, options to purchase up to a maximum of 6,500,000 class B subordinate voting shares of Quebecor Inc. may be granted.

        Upon the recommendation of the compensation committee of Quebecor Inc., the board of directors of Quebecor Inc. designates from time to time the executives to whom options will be granted and the number of shares covered by each option. The options may not be exercised after the tenth anniversary date of granting. The number of options granted is based on individual merit and on the optionee's level of responsibility. No optionee may hold options covering more than 5.0% of the outstanding shares of Quebecor Inc.

        The exercise price of each class B subordinate voting share of Quebecor Inc. covered by an option granted pursuant to this stock option plan is equal to the weighted average trading price of those shares on The Toronto Stock Exchange over the five trading days immediately preceding the date of grant of this option.

        Options to purchase 15,000 class B subordinate voting shares of Quebecor Inc. were granted to one of our senior executive officers at an exercise price of $27.64 per share under the Quebecor Inc. stock option plan.

        The closing sale price of the class B subordinate voting shares of Quebecor Inc. on The Toronto Stock Exchange on December 31, 2002 was $14.09 per share.

Pension Benefits

        Quebecor Media maintains a pension plan for its non-unionized employees. This plan provides higher pension benefits to eligible executive officers than those provided to other employees. The higher pension benefits under this plan equal 2.0% of average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and from the age of 61 years without actuarial reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under such pension plans are as prescribed by the Income Tax Act (Canada). An executive officer contributes to this plan an amount equal to 5.0% of his or her salary not exceeding $86,111 (the salary generating the maximum pension payable in accordance with the Income Tax Act (Canada)), for a maximum contribution of $4,305 per year.

        The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Membership
Compensation	10	15	20	25	30
$86,111 or more	$17,222	$25,833	$34,444	$43,056	$51,667

Supplemental Retirement Benefit Plan for Designated Executives

        In addition to the pension plan in force, Quebecor Inc. provides supplemental retirement benefits to certain designated executives. Four senior executive officers of Sun Media are participants under such plan.

        The supplemental pension is calculated as under the pension plan but without regard to the limitations of the Income Tax Act (Canada), and for three of the four senior executive officers with salary excluding bonuses, less the pension payable under the pension plan. The pension is payable for life without reduction from the age of 62. In case of death after retirement and from date of death, the plan provides for the payment of a joint and survivor pension to the eligible surviving spouse, representing 50.0% of the retiree's pension for a period of up to ten years.

        The table below indicates the annual supplemental pension that would be payable at the normal retirement age of 65 years:

	Years of Credited Service
Compensation	10	15	20	25	30
$300,000	$42,778	$64,167	$85,556	$106,945	$128,333
400,000	62,778	94,167	125,556	156,945	188,333
500,000	82,778	124,167	165,556	206,945	248,333
600,000	102,778	154,167	205,556	256,945	308,333
800,000	142,778	214,167	285,556	356,945	428,333
1,000,000	182,778	274,167	365,556	456,945	548,333
1,200,000	222,778	334,167	445,556	556,945	668,333
1,400,000	262,778	394,167	525,556	656,945	788,333

        As of December 31, 2002, the four participating senior executive officers had credited service ranging from 2.5 years to 28.4 years.

Liability Insurance

        Quebecor Inc. carries liability insurance for the benefit of its directors and officers, and the directors and officers of its direct and indirect subsidiaries, including us, and certain associated companies, against certain liabilities incurred by them in such capacity.

Employees

        As of December 31, 2002, we employed approximately 5,678 employees (comprised of 4,516 full-time employees and 1,162 part-time employees expressed as full-time equivalents) in Canada and the United States. In addition, we employ the services of a number of freelancers from time to time.

        The following table presents the total number of employees of the Company as of December 31, 2000, 2001 and 2002 and provides a breakdown by geographic location. Total employees include full-time and part-time employees expressed as full-time equivalents.

	2000	2001	2002
Alberta	1,284	1,188	1,194
British Columbia	61	58	57
Florida	158	147	141
Manitoba	373	355	373
New Brunswick	9	8	9
Ontario	2,459	2,196	2,124
Quebec	1,753	1,674	1,731
Saskatchewan	59	61	49

Total Company employees at period end	6,156	5,687	5,678

        The decline in the number of employees in fiscal 2001 is primarily attributable to the restructuring initiatives implemented by the Company in the second and fourth fiscal quarters of 2001, in response to difficult market conditions. The Company terminated over 350 employees in fiscal 2001 and the terminations spanned all geographic regions and departments and included employees at all levels.

        We are currently a party to 46 collective bargaining agreements. Seven of these collective bargaining agreements (representing approximately 229 employees) will expire on or before December 31, 2003. An additional 30 of these collective bargaining agreements (representing approximately 1,006 employees) will expire on or before December 31, 2006. Currently, there are nine collective bargaining agreements (representing approximately 361 employees) that have expired and are being negotiated for renewal.

        During 2002, the remaining non-unionized employees at The London Free Press voted to certify a union. We are currently negotiating a collective bargaining agreement with these approximately 300 employees, and we are hopeful that a collective bargaining agreement will be finalized in 2003.

        On January 27, 2003, approximately 160 employees in the editorial department of The Toronto Sun voted to certify a union. We expect to begin negotiating a collective bargaining agreement with these employees in 2003.

Item 7.    Major Shareholders and Related Party Transactions

Our Shareholder

        Our sole shareholder is 3535991 Canada Inc., a wholly owned subsidiary of Quebecor Media.

        Quebecor Media is a leading Canadian-based, multi-platform media company with interests in cable operations, our newspaper publishing operations, television broadcasting, book and magazine publishing, and new media services. Through these interests, Quebecor Media holds leading positions in the creation, promotion and distribution of news, entertainment and Internet related services that are designed to appeal to audiences in every demographic category. In addition, Quebecor Media is the largest French-language media company in North America and, through its various operations, reaches approximately 95% of the French-speaking and 41% of the English-speaking population in Canada every week.

        Quebecor Media was formed in August 2000 to facilitate the growth and integration of its established, complementary media assets. Through Vidéotron, Quebecor Media is the largest cable operator in Québec and the third largest in Canada based on number of basic cable subscribers. Through us, Quebecor Media is the largest newspaper publisher in Québec, the second largest newspaper publisher in Canada, and has established the number one or two market position in each of our eight urban daily markets in terms of weekly circulation. Through TVA, Quebecor Media is the largest private television broadcaster in Québec, the largest French-language television broadcaster in North America and the largest producer of French-language television programming in North America. In the new media sector, Quebecor Media has developed two of Canada's leading English and French-language Internet news and information portals and, through Nurun Inc., it provides Web integration and technology services. In addition, Quebecor Media is a leading book and magazine publisher and owns and operates the largest retail music and video store chains in Québec.

        Quebecor Media is 54.7% owned by Quebecor Inc. and 45.3% owned by Capital Communications CDPQ Inc. Quebecor Inc. is a communications holding company. Its primary assets are its interests in Quebecor Media and Quebecor World, the world's largest commercial printer and image management company. Capital Communications CDPQ Inc. is a wholly owned subsidiary of Caisse de dépôt et placement du Québec, Canada's largest pension fund with approximately $130 billion in assets. Capital Communications CDPQ Inc. specializes in financing for companies in the telecommunications, media and cultural industry sectors.

Certain Relationships and Related Transactions

        The following describes some transactions in which we and our directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favorable to us than could have been obtained from independent third parties.

Issuance of Convertible Obligations and Investment in Quebecor Media

        On July 9, 2001, we issued a $1.6 billion convertible obligation to Quebecor Media, and we used the proceeds to invest in $1.6 billion of the Quebecor Media preferred shares for tax planning purposes. In November 2002, we entered into similar transactions with Quebecor Media. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Purchase of Shares of Quebecor Media and Service of Convertible Obligations."

        The $1.6 billion convertible obligation issued to Quebecor Media matures on July 14, 2007, and bears interest at 12.15% payable semi-annually. In the year ended December 31, 2001, the interest on this convertible obligation charged to retained earnings amounted to $92.7 million, or $58.4 million after income taxes of $34.3 million. In the year ended December 31, 2002, the interest on these convertible obligations charged to retained earnings amounted to $197.5 million, or $128.4 million after income taxes of $69.0 million.

        We may elect to defer, at any time and from time to time, coupon payments on the $1.6 billion convertible obligation issued in July 2001 by extending the coupon payment period on the obligation for a period of up to 12 consecutive semi-annual periods, provided, however, that no extension period may extend beyond July 14, 2007. We may at any time, at our option, elect to satisfy our obligation to pay deferred semi-annual and the final coupon payment amounts by issuing and delivering to the holder, for each portion of one thousand dollars of coupon payment owed under this convertible obligation, the number of common shares of our capital stock valued at their fair value, determined by our board of directors. By giving notice to the holder at any time prior to July 14, 2007, we may elect to convert all or any part of the unpaid face amount and accrued and unpaid coupon payments into common shares, the number of which shares shall be determined by dividing the amount to be so converted by the fair value of one common share.

        On July 9, 2001, we invested in Quebecor Media preferred shares, at a cost of $1.6 billion, using the proceeds from the issuance of the convertible obligation. The shares are redeemable at the option of Quebecor Media or retractable at our option at the paid-up value, are non-voting, and carry a 12.5% annual fixed cumulative preferential dividend payable semi-annually. On November 28, 2002, we issued a new 12.15% convertible obligation to Quebecor Media in the principal amount of $350.0 million. This convertible obligation has substantially similar terms to that issued in July 2001 and matures on November 28, 2008. We used the proceeds to subscribe to an additional $350.0 million of the Quebecor Media preferred shares. At December 31, 2002, we had a receivable from Quebecor Media of $95.8 million, representing the cumulative declared, but unpaid, dividend on these shares. The full amount of the dividend was received on January 14, 2003.

Management and Other Services

        We have earned revenue for advertising and other services provided to, and incurred expenses for purchases and services obtained from, related companies at prices and conditions prevailing on the market as set out below. The majority of related party purchases were related to printing services provided by Quebecor World Inc., an affiliate of Quebecor Inc. Related party revenues were largely advertising sales to Vidéotron and Netgraphe Inc., affiliates of Quebecor Media.

        The following table presents the amounts of our revenues, accounts receivable, purchases and accounts payable from transactions with related parties during the periods indicated:

	Year Ended December 31,
	2000	2001	2002
	(dollars in thousands)
Revenues	$5,427	$12,265	$9,551
Accounts receivable	556	5,473	1,756
Purchases	32,388	12,731	13,063
Accounts payable	548	4,567	4,994

        In 2002, we also began paying an annual management fee to Quebecor Media for services rendered on our behalf pursuant to a five-year management services agreement. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. This agreement provides for an annual management fee of $5.4 million in respect of 2003 and amounts to be agreed upon for the years 2004, 2005 and 2006. In addition, Quebecor Media is entitled to reimbursement for out-of-pocket expenses incurred in connection with the services provided under the agreement. In no event may the fees and reimbursements paid to Quebecor Media for any given year exceed 1.5% of our consolidated revenues for such year. For the year ended December 31, 2002, the management fee amounted to $5.1 million and is reflected in other operating expenses.

        As of December 31, 2002, the aggregate interest-free loan balances outstanding to senior management, for housing and other purposes, were $0.4 million. The aggregate sum of peak balances for these loans during the year was $0.5 million.

        In March 2002, we acquired for net cash proceeds of $756,000 from Quebecor Media the shares of Communications Gratte-Ciel ltée. Communications Gratte-Ciel ltée has been voluntarily liquidated and wound up into its parent company, 3351611 Canada Inc., a wholly owned subsidiary of the Company. 3351611 Canada Inc. continues to publish the two community weekly newspapers serving Montréal that Communications Gratte-Ciel ltée had published prior to its liquidation.

Item 8.    Financial Information

Consolidated Statements and Other Financial Information

        The consolidated balance sheets of the Company as at December 31, 2001 and 2002 and the consolidated statements of income, shareholder's equity and cash flows for each of the years ended December 31, 2000, 2001 and 2002, as well as the auditors' report thereon, are presented at Item 18 of this annual report.

Legal Proceedings

        We are involved from time to time in various claims and lawsuits incidental to the conduct of our business in the ordinary course, including libel and defamation actions. We carry insurance coverage in such amounts we believe to be reasonable under the circumstances. We believe that an adverse outcome of legal proceedings in which we are currently involved will not have a material adverse impact on our financial position or operating results.

Dividend Distribution Policy

        The directors may declare dividends and fix the dividend record date and dividend payment date.

        Subject to the terms of our Class B and C Preferred Shares, none of which are outstanding, all dividends shall be declared according to the number of shares held.

        No dividend shall bear interest against the Company. A transfer of a share shall not pass the right to any dividend on the share before the registration of the transfer in the register.

        A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid-up shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think expedient, and in particular may fix the value for distribution of specific assets, and may determine that cash payments shall be made to a member upon the basis of the value so fixed in place of fractional shares, bonds, debentures or other debt obligations in order to adjust the rights of all parties, and may vest any of those specific assets in trustees upon such trusts for the persons entitled as may seem expedient to the directors.

        Any dividend or other moneys payable in cash in respect of a share may be paid by check sent by mail to the member in a prepaid letter, envelope or wrapper addressed to the member at his registered address, or in the case of joint members, to the registered address of the joint member who is the first named on the register, or to such person and to such address as the member or joint members, as the case may be, in writing direct. Any one of two or more joint members may give effectual receipts for any dividend or other moneys payable or assets distributable in respect of a share held by them.

        No notice of the declaration of a dividend need be given to any member.

        The directors may, before declaring any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which the profits of the Company may be properly applied, and pending that application may, at the like discretion, either be employed in the business of the Company or be invested in such investments, as the directors may from time to time think fit, including shares of the Company purchased or acquired in accordance with the Articles.

        The directors may capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares or any bonds, debentures or other debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

        Should any dividend result in any member being entitled to a fractional share, the directors shall have the right to pay such members the cash equivalent of such fractional part, and shall have the further right to carry out such distribution and to adjust the rights of the members with respect thereto on as practical and equitable a basis as possible

Significant Changes

        Except as otherwise disclosed in this annual report, there have been no significant changes in the financial position of the Company since December 31, 2002.

Item 9.    The Offer and Listing

Offer and Listing Details

        Not applicable.

Plan of Distribution

        Not applicable.

Markets

        There is currently no established trading market for our 7 5/8% Senior Notes due 2013. We do not intend to have the new notes listed on a national securities exchange. We have been informed by the initial purchasers that they currently intend to make a market in the new notes. However, they are not obligated to do so, and may cease their market-making activities at any time without notice. Accordingly, we cannot assure you of the liquidity of the market for the new notes or the prices at which you may be able to sell the new notes.

Selling Shareholders

        Not applicable.

Dilution

        Not applicable.

Expenses of the Issue

        Not applicable.

Item 10.    Additional Information

Share Capital

        Not applicable.

Memorandum and Articles of Association

1.
On July 3, 2001, the Company was continued out from the federal jurisdiction into the jurisdiction of the province of British Columbia under the Company Act (British Columbia) (the "Company Act") as company no. C-630300. The Company's articles do not describe the Company's objects and purposes.

2.
(a)  The Memorandum and Articles of the Company contain provisions with respect to a director's power to vote on a proposal, arrangement or contract in which the director is materially interested. A director who is in any way directly or indirectly interested in a proposed contract or transaction with the Company shall disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the Company Act. A director shall not vote in respect of any contract or transaction with the Company in which he is interested, and if he shall do so his vote shall not be counted, but he may be counted in the quorum present at the meeting at which such vote is taken.

  (b)  The Memorandum and Articles of the Company contain provisions with respect to directors' power, subject to the provisions of any ordinary resolution, to determine their remuneration. The remuneration of the directors as such may from time to time be determined by the directors themselves, and such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

  (c)  The Memorandum and Articles provide the following borrowing powers exercisable by the directors:

  Subject to any restriction which may from time to time be included in the Memorandum of the Company or the Articles or contained in the Company Act or the terms, rights or restrictions of any shares or securities of the Company outstanding, the directors may at their discretion authorize the Company to borrow any sum of money and may raise or secure the repayment of such sum in such manner and upon such terms and conditions, in all respects, as they think fit, and in particular, and without limiting the generality of the foregoing, by the issue of bonds or debentures, or any mortgage or charge, whether specific or floating, or by granting any other security on the undertaking, or the whole or any part of the property, of the Company, both present and future.

  The directors may make any debentures, bonds or other debt obligations issued by the Company assignable by their terms free from any equities between the Company and the person to whom they may be issued or any other person who lawfully acquires them by assignment, purchase, or otherwise.

  The directors may authorize the issue of any debentures, bonds or other debt obligations of the Company at a discount, premium or otherwise, and with special or other rights or privileges as to redemption, surrender, entitlement to interest or share of income, allotment of, or conversion into, or exchange for shares, attendance at general meetings of the Company, and otherwise as the directors may determine at or before the time of issue, but no debenture shall be issued which the Company has not the power to reissue until the members by resolution determine such debenture shall be cancelled, unless such debenture expressly provides by its terms that it shall not be reissued. The Company may cause one or more branch registers of its debenture holders to be kept.

  The Memorandum and Articles of the Company do not contain any provision with respect to the retirement or non-retirement of directors under an age limit requirement. The Articles state that a director is not required to hold any shares of the Company as qualification to be a director.

3.
The rights, preferences and restrictions attaching to each class of shares are as follows:

  Class A Common Shares

  The holders of the Class A Common Shares shall be entitled to one vote for each Class A Common Share held at all meetings of members.

  Subject to the rights of the holders of the Class B Preferred Shares and any Class C Preferred Shares established by series, the directors shall be at liberty in their absolute discretion to declare dividends on any one or more class or classes of the Class A Common Shares, the Class B Preferred Shares or the Class C Preferred Shares to the exclusion of the others.

  Subject to the rights of holders of the Class B Preferred Shares and any Class C Preferred Shares established by series, in the event of the liquidation, dissolution or wind-up of the Company, whether voluntary or involuntary, the holders of the Class A Common Shares shall be entitled to participate on a pro rata basis in the distribution of the remaining assets of the Company.

  Class B Preferred Shares

  Subject to the rights of the Class C Preferred Shares, the holders of Class B Preferred Shares shall be entitled to receive a preferred non-cumulative dividend the rate of which shall be determined from time to time by the Board of Directors of the Company, such dividend to be payable at such time and in such manner as shall be determined by the board.

  Subject to the rights of the Class C Preferred Shares, in the event of wind-up or liquidation or any other distribution of the assets of the Company, the Class B Preferred Shares shall rank prior to all other shares of the Company as to the payment of the paid-up share capital and any dividends attributable thereto. The Class B Preferred Shares shall not otherwise share in the profits and surplus assets of the Company.

  Subject to the terms of the Company Act, the holders of Class B Preferred Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of members of the Company.

  Subject to the Company Act, the Class B Preferred Shares shall be redeemable at the option of the Company, upon a 30-day notice in writing, at a price that shall include the amount paid plus any declared and unpaid dividends. Where only part of the shares are redeemed, such redemption shall be made on a pro rata basis of the shares held by all members, without taking fractional shares into consideration.

  Subject to the Company Act, the Company shall have the right, where it deems appropriate to do so and without notice, to purchase by mutual agreement all or part of the then issued Class B Preferred Shares, at the best possible price. Where only part of the shares are purchased, such purchase shall be made on a pro rata basis as set forth above or in any other manner as may be agreed upon unanimously by the holders of the outstanding Class B Preferred Shares.

  On the date of purchase, the Class B Preferred Shares thus redeemed or purchased shall be cancelled.

  There is no sinking fund provision for the Class B Preferred Shares.

  Class C Preferred Shares

  Class C Preferred Shares may be issued by the directors in one or more series, and the directors may, from time to time, by resolution passed:

  (a)
  alter the Memorandum of the Company to fix the number of shares in, and to determine the designation of the shares of, each series; and

  (b)
  alter the Memorandum or the Articles of the Company to create, define and attach special rights and restrictions to the shares of each series, subject to the special rights and restrictions attached to the shares of the Class, including without in any way limiting or restricting the generality of the foregoing, the following:

  (i)
  the rate, amount or method of calculation of dividends, if any, and whether the same are subject to adjustments;

  (ii)
  whether such dividends are cumulative, partly cumulative or non-cumulative;

  (iii)
  the dates, manner and currency of payments of dividends and the dates from which dividends accrue or become payable;

  (iv)
  if redeemable or purchasable, the redemption or purchase prices and the terms and conditions of redemption or purchase, with or without provision for sinking or similar funds;

  (v)
  any conversion, exchange or reclassification rights; and

  (vi)
  any other rights, privileges, restrictions and conditions not inconsistent with these provisions.

  The Class C Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or wind-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its members for the purpose of winding-up its affairs, rank on a parity with the Class C Preferred Shares of every other series and be entitled to a preference over the Class A Common Shares, Class B Preferred Shares and any other class ranking junior to the Class C Preferred Shares. The Class C Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Class A Common Shares, the Class B Preferred Shares and the shares of any other class ranking junior to the Class C Preferred Shares, as may be fixed in accordance with Article 20.10 of the Articles.

  The approval of the holders of Class C Preferred Shares as a class, as to any matters referred to in the Articles or required by law may be given as specified below:

  (a)
  any approval given by the holders of the Class C Preferred Shares shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of all of the outstanding Class C Preferred Shares or by a resolution passed at a meeting of holders of Class C Preferred Shares duly called and held for such purpose upon not less than 21 days' notice at which the holders of at least a majority of the outstanding Class C Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than 75% of the votes cast at such meeting. If at any such meeting the holders of a majority of the outstanding Class C Preferred Shares are not present or represented by proxy within 30 minutes after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of the meeting, and not less than ten days' written notice shall be given of such adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjournment meeting the holders of Class C

    Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally called, and a resolution passed thereat by the affirmative vote of not less than 75% of the votes cast at such meeting shall constitute the approval of the holders of the Class C Preferred Shares; and

  (b)
  on every poll taken at any such meeting each holder of Class C Preferred Shares shall be entitled to one vote in respect of each Class C Preferred Share held. Subject to the foregoing, the formalities to be observed with respect to the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the Company Act and the articles of the Company with respect to meetings of members.

  Except as otherwise provided in the Company Act or the Articles, the holders of Class C Preferred Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of the members of the Company.

  Other terms and conditions of the Class C Preferred Shares, including the existence of a sinking fund, are to be determined from time to time by the Board of Directors.

4.
Pursuant to Section 225 of the Company Act, the actions necessary to change the rights of members with respect to either the Class A, Class B or Class C shares are as follows:

  s. 225 Variation or abrogation. — Subject to sections 226 and 227, a company may, by special resolution, and by otherwise complying with its memorandum and articles alter its memorandum or articles by varying or abrogating any special rights or restrictions attached to any shares, whether issued or unissued.

  Neither the Memorandum nor the Articles amend or supplement the Company Act with respect to this item.

5.
The Company Act requires the convocation of annual and special meetings of members to be conducted in the following manner:

  s. 139(1) Annual general meeting. — A company must hold an annual general meeting not more than 15 months after

        (a)  the date of incorporation,

        (b)  the date of amalgamation under section 250

  or

        (c)  the effective date of a certificate of continuation under section 36(4),

  and afterward an annual general meeting of the company must be held at least once in every calendar year and not more than 13 months after the date that the last annual general meeting was held, or was deemed under section 140 to have been held, whichever is later.

  According to the Articles, meetings of the Company shall be held at such time and place, in accordance with the Company Act, as the directors appoint, and, unless otherwise specifically provided, the provisions of the Articles relating to meetings shall apply with the necessary changes to a meeting of members holding a particular class of shares. Notwithstanding the foregoing, a meeting of members may only be held outside Canada if all members entitled to vote at that meeting so agree, and a member who attends a meeting of members held outside Canada is deemed to have so agreed except when he attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

  Notice of a meeting shall specify the place, the day and the hour of meeting, and, in case of special business, the general nature of that business. Notice shall be given no less than 21 days or more than 50 days before the meeting. The accidental omission to give notice of any meeting to, or the non-receipt of any notice by, any of the members entitled to receive notice, shall not invalidate any proceedings at that meeting.

  If any special business includes presenting, considering, approving, ratifying or authorizing the execution of any document, then the portion of any notice relating to that document is sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at an office of the Company in the Province of British Columbia or at one or more designated places in the Province during business hours on any specified or unspecified business day or days prior to the date of the meeting, and at the meeting.

  The Company Act requires the following regarding requisition for general meetings:

  s. 147(1) Requisition for general meetings. — Despite the articles on the requisition of one or more members of the company holding in the aggregate, at the date of the deposit of the requisition, not less than 1/20 of the issued shares in the company that at the date of the deposit carry the right to vote at a general meeting of the company, in the Company Act called the "requisitionists", the directors of a company must immediately give notice of a general meeting of the company to be held within 4 months after the date of the delivery of the requisition under subsection (2).

  The conditions of admission to annual and special meetings of members of the Company, pursuant to the Company Act are as follows:

  s. 161 Provisions as to meetings in absence of provisions in articles. — Unless the articles of a company otherwise provide,

  (a)
  notice of a general meeting or class meeting must be served on every member of the company or the class in the manner in which notices are required to be served by Table A in the First Schedule,

        (b)  any member elected by the members present at a meeting may be its chair

  and

        (c)  every member has one vote in respect of each share held by the member.

  The Articles supplement the Company Act with respect to this item:

  Subject to Article 8.5 of the Articles, the Chairman of the Board of Directors, if there is one, failing whom the President of the Company, failing whom one of the Directors present chosen by the Directors from among their number, shall preside as Chairman of every meeting.

  If at any general meeting there is no Chairman or President or Director present within 15 minutes after the time appointed for holding the meeting, or if the Chairman or President and all the Directors present are unwilling to act as Chairman, the members present shall choose someone of their number to be Chairman.

  The directors may, by resolution, fix in advance a date and time as the record for the determination of the members entitled to receive notice of a meeting of the members, but such record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held. If the directors fail to fix in advance a date and time as the record date in respect of all or any of the matters described above for any meeting of the members of the Company, the following provisions shall apply, as the case may be:

  (a)
  the record date for the determination of the members entitled to receive notice of a meeting of members shall be at the close of business on the day immediately preceding the day on which notice is given or sent;

  (b)
  the record date for the determination of the members entitled to receive the financial statements of the Company shall be the close of business on the day on which the directors pass the resolution relating thereto.

6.
Limitations on right to own securities.

  There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of nonresident or foreign owners to hold or vote shares, other than as provided in the Investment Canada Act (Canada). The Investment Canada Act requires certain "non-Canadian" (as defined in the Investment Canada Act) individuals, governments, corporations and other entities who wish to acquire control of a "Canadian business" (as defined in the Investment Canada Act) to file either an application for review or a post-closing notification with the Director of Investments appointed under the Investment Canada Act. The Investment Canada Act requires that in certain cases an acquisition of control of a Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada," having regard to criteria set forth in the Investment Canada Act.

7.
A share or shares in the Company may be transferred by an instrument of transfer and in accordance with the Articles by any member, or the personal representative of any deceased member or the trustee in bankruptcy of any bankrupt member or by the liquidator of any member which is a corporation, only with the approval of a resolution of the directors.

  Notwithstanding anything otherwise provided in the Articles, the directors may, in their absolute discretion, refuse to allow and decline to register any transfer of shares to any person, even if the foregoing conditions and other provisions of the Articles are complied with, and the directors shall not be bound or required to disclose their reasons for any such refusal to anyone.

  The number of members of the Company is limited to 50, excluding persons who are currently or were formerly employees of the Company. Where two or more persons jointly hold one or more shares, such persons shall be considered as one and the same member.

  S. 41 of the Company Act provides that the directors of every company that is not a reporting company, before allotting shares, must allot those shares proportionately to the members, but if there are classes of shares, the directors must first offer the shares to be allotted proportionately to the members holding shares of the class proposed to be allotted and, if any shares remain, the directors must then offer the remaining shares proportionately to the other members. The Articles of the Company also contain a similar restriction.

8.
Not applicable.

9.
Not applicable.

10.
Not applicable.

Material Contracts

        The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party, for the two years preceding publication of this annual report.

  (a)
  Indenture relating to $150,000,000 9 1/2% Senior Subordinated Notes due 2007 dated as of February 19, 1997 between the Company and United States Trust Company of New York, together with the First Supplemental Indenture dated as of December 15, 1997, the Second Supplemental Indenture dated as of December 31, 1998 and the Third Supplemental Indenture dated as of February 28, 1999 and Indenture relating to $90,000,000 9 1/2% Senior

    Subordinated Notes due 2007 dated as of February 19, 1997 between Sun Media Corporation and United States Trust Company of New York, together with the First Supplemental Indenture dated as of December 15, 1997, the Second Supplemental Indenture dated as of December 31, 1998 and the Third Supplemental Indenture dated as of February 28, 1999.

        In 1997, we issued two series of 9 1/2% Senior Subordinated Notes due 2007. We issued the first series, in an aggregate principal amount of US$150.0 million, pursuant to an indenture entered into on February 19, 1997 between the Company and United States Trust Company of New York, as trustee. We issued the second series, in an aggregate principal amount of US$90.0 million, pursuant to a similar indenture dated May 20, 1997. These indentures contain customary restrictive covenants and customary events of default. These 9 1/2% Senior Subordinated Notes due 2007 were fully repaid as part of the refinancing of our indebtedness completed in the first quarter of 2003.

  (b)
  Amended and Restated Credit Agreement dated as of April 1, 2000 among the Company, Royal Bank of Canada and Credit Suisse First Boston Canada and the lenders thereto, together with the Amending Agreement dated as of March 31, 2001 and the Second Amending Agreement dated as of June 29, 2001.

        On January 5, 1999, we entered into a credit agreement with Royal Bank of Canada and Merrill Lynch & Co., as joint lead arrangers, Royal Bank of Canada, as administrative agent, Merrill Lynch Capital Canada Inc., as syndication agent, Credit Suisse First Boston Corporation, as documentation agent, and the lenders thereto. On February 28, 1999, the Company and 2944707 Canada Inc. amalgamated, and on April 1, 2000, this credit agreement was replaced by an amended and restated credit agreement between the Company, Royal Bank of Canada, as administrative agent, Credit Suisse First Boston Corporation as documentation agent and the lenders thereto. This amended and restated credit agreement was terminated in the first quarter of 2003 as part of the refinancing of our indebtedness.

  (c)
  $1,600,000,000 12.15% Convertible Obligation ("CANCAP") due July 14, 2007 between Sun Media Corporation and Quebecor Media Inc., dated July 9, 2001 and $350,000,000 12.15% Convertible Obligation ("CANCAP") due November 28, 2008 between Sun Media Corporation and Quebecor Media Inc., dated November 28, 2002.

        On July 9, 2001, we issued a $1.6 billion convertible obligation to Quebecor Media, and we used the proceeds to invest in $1.6 billion of Quebecor Media preferred shares for tax planning purposes. The $1.6 billion convertible obligation issued to Quebecor Media matures on July 14, 2007, and bears interest at 12.15% payable semi-annually. We may elect to defer, at any time and from time to time, coupon payments on the $1.6 billion convertible obligation issued in July 2001 by extending the coupon payment period on the obligation for a period of up to 12 consecutive semi-annual periods, provided, however, that no extension period may extend beyond July 14, 2007. We may at any time, at our option, elect to satisfy our obligation to pay deferred semi-annual and the final coupon payment amounts by issuing and delivering to the holder, for each portion of one thousand dollars of coupon payment owed under this convertible obligation, the number of common shares of our capital stock valued at their fair value, determined by our board of directors. By giving notice to the holder at any time prior to July 14, 2007, we may elect to convert all or any part of the unpaid face amount and accrued and unpaid coupon payments into common shares, the number of which shares shall be determined by dividing the amount to be so converted by the fair value of one common share.

        On November 28, 2002, we issued a new 12.15% convertible obligation to Quebecor Media in the principal amount of $350.0 million. This convertible obligation has substantially similar terms to that issued in July 2001 and matures on November 28, 2008. We used the proceeds to subscribe to an additional $350.0 million of the Quebecor Media preferred shares.

  (d)
  Indenture relating to US$205,000,000 7 5/8% Senior Notes due 2013 dated as of February 7, 2003 by and among the Company, the Subsidiary Guarantors listed on the signature pages thereto and National City Bank, as trustee, and related Subordination Agreement dated as of February 7, 2003 among the Company, Quebecor Media Inc. and National City Bank.

        On February 7, 2003, we issued US$205.0 million in aggregate principal amount of 7 5/8% Senior Notes due 2013 under an indenture entered into with National City Bank, as trustee. The notes are unsecured and are due February 15, 2013. Interest is payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2003.

        Our obligations under the notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by all of our existing and future restricted subsidiaries that guarantee other indebtedness. The notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. If we experience a change of control, we are required to offer to purchase all the notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. The indenture contains customary restrictive covenants with respect to us and our subsidiaries and customary events of default. If an event of default occurs and is continuing, other than bankruptcy or insolvency, the trustee or the holders of a least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

        The subordination agreement provides that the convertible obligations we issued to Quebecor Media on July 9, 2001 and November 28, 2002 shall be subordinated in right of payment to the prior payment in full of the notes, the guarantees and all our other senior indebtedness.

  (e)
  Registration Rights Agreement among the Company, the Subsidiary Guarantors listed on the signature pages thereto and Salomon Smith Barney Inc., RBC Dominion Securities Corporation, TD Securities (USA) Inc., BMO Nesbitt Burns Corp., Credit Suisse First Boston Corporation, Scotia Capital (USA) Inc. and CIBC World Markets Corp. as initial purchasers.

        On February 7, 2003, we sold to the initial purchasers our 7 5/8% Senior Notes due 2013 in a private placement exempt from the registration requirements of the Securities Act. We and the subsidiary guarantors of these notes entered into a registration rights agreement with the initial purchasers. Under the registration rights agreement, we agreed, among other things, to make an offer to exchange the notes for new notes that have been registered under the Securities Act or to file, and use our best efforts to cause to become effective, a shelf registration statement covering the resale of the notes.

        On March 24, 2003, we filed with the SEC a registration statement on Form F-4 to register the new notes. The exchange offer will occur after the registration statement has been declared effective by the SEC.

  (f)
  Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Banc of America Securities LLC and Credit Suisse First Boston Canada and the lenders thereto, related Subordination Agreement for Existing Back-to-Back Securities dated as of February 7, 2003 between Sun Media Corporation and Quebecor Media Inc., and:

            > Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. pledging the shares of Bowes Publishers Limited and Sun Media (Toronto) Corporation

            > Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. pledging the shares of Toronto Sun International, Inc.

            > Deed of Movable Hypothec with Delivery dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. pledging the shares of 3661458 Canada Inc. and 3351611 Canada Inc.

            > Deed of Movable Hypothec with Delivery dated as of February 7, 2003 by Sun Media (Toronto) Corporation in favor of Bank of America, N.A. pledging the shares of SMC Nomineeco Inc.

            > Deed of Movable and Immovable Hypothec dated as of February 4, 2003 between Sun Media Corporation and Bank of America, N.A.

            > Deed of Movable Hypothec dated as of February 4, 2003 between 3351611 Canada Inc. and Bank of America, N.A.

            > General Security Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A.

            > General Security Agreements dated as of February 7, 2003 by SMC Nomineeco Inc., 3351611 Canada Inc., Sun Media (Toronto) Corporation, Bowes Publishers Limited and 3661458 Canada Inc. in favor of Bank of America, N.A.

            > Debenture Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A.

            > Debenture Pledge Agreement dated as of February 7, 2003 by 3351611 Canada Inc. in favor of Bank of America, N.A.

            > Demand Debenture dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A.

            > Demand Debenture dated as of February 7, 2003 by 3351611 Canada Inc. in favor of Bank of America, N.A.

            > Demand Debentures dated as of February 4, 2003 between Sun Media Corporation and Bank of America, N.A. relating to the real property of Sun Media Corporation.

            > Demand Debentures dated as of February 4, 2003 between Bowes Publishers Limited and Bank of America, N.A. relating to the real property of Bowes Publishers Limited.

        On February 7, 2003, as part of the refinancing of our indebtedness, we entered into a secured credit facility consisting of a five-year revolving credit facility of $75.0 million and a six-year term loan B of US$230.0 million. Borrowings under this credit facility are guaranteed by all of our subsidiaries that guarantee other indebtedness and secured by a first priority security interest on substantially all of our and these subsidiaries' present and future assets and properties.

        All advances under the six-year term loan B are in U.S. dollars and bear interest at LIBOR plus an applicable margin which may fluctuate depending on the our ratio of total debt to EBITDA. All advances under the five-year revolving credit facility shall be in Canadian dollars alone and bear interest at the Canadian prime rate, the bankers' acceptance rate or LIBOR plus an applicable margin which may fluctuate depending on our ratio of total debt to EBITDA.

        This secured credit facility contains customary restrictive and financial covenants and customary events of default

        The subordination agreement for Existing Back-to-Back Securities provides that the convertible obligations we issued to Quebecor Media on July 9, 2001 and November 28, 2002 shall be subordinated in right of payment to the prior payment in full of this credit facility and all our other senior indebtedness.

  (g)
  Guarantee dated February 7, 2003 by Bowes Publishers Limited, Sun Media (Toronto) Corporation, SMC Nomineeco Inc., 3661458 Canada Inc., Toronto Sun International, Inc., TS Printing Inc., Florida Sun Publications, Inc., and 3351611 Canada Inc. in favor of Bank of America.

        In connection with the Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Bank of America, N.A., Banc of America Securities LLC and Credit Suisse First Boston Corporation, as arrangers, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto, Bowes Publishers Limited, Sun Media (Toronto) Corporation, SMC Nomineeco Inc., 3661458 Canada Inc., Toronto Sun International, Inc., TS Printing Inc., Florida Sun Publications, Inc., and 3351611 Canada Inc. executed a guarantee in favor of Bank of America. Pursuant to this guarantee, these subsidiaries guaranteed our debt under this Credit Agreement fully and unconditianally, jointly and severally, on a senior secured basis.

  (h)
  Management Services Agreement dated January 17, 2003 between Quebecor Media Inc. and Sun Media

        In 2002, we began paying an annual management fee to Quebecor Media for services rendered on our behalf pursuant to a five-year management services agreement. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. This agreement provides for an annual management fee of $5.4 million in respect of 2003 and amounts to be agreed upon for the years 2004, 2005 and 2006. In addition, Quebecor Media is entitled to reimbursement for out-of-pocket expenses incurred in connection with the services provided under the agreement. In no event may the fees and reimbursements paid to Quebecor Media for any given year exceed 1.5% of our consolidated revenues for such year.

Exchange Controls

        There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends, interest or other payments to nonresident holders of the Company's securities, other than withholding tax requirements.

Taxation

        The following is a summary of certain U.S. federal income tax consequences applicable to an investment in our 7 5/8% Senior Notes due 2013 by a "U.S. Holder." This summary is based upon the Internal Revenue Code of 1986, as amended, which we refer to as the Code, Treasury Regulations, Internal Revenue Service rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations. For purposes of this summary, "U.S. Holder" means the beneficial holder of a note who or that for U.S. federal income tax purposes is:

  •
  an individual citizen or resident alien of the United States;

  •
  a corporation, partnership or other entity treated as such formed in or under the laws of the United States or any political subdivision of the United States;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more "U.S. persons" (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or if a valid election is in effect to be treated as a U.S. person.

        This summary does not cover all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to investors that may be subject to special treatment under U.S. federal income tax law, including:

  •
  dealers in stocks, securities or currencies;

  •
  securities traders that use a mark-to-market accounting method;

  •
  banks;

  •
  insurance companies;

  •
  tax-exempt organizations;

  •
  persons holding notes as part of a hedging or conversion transaction or a straddle;

  •
  persons deemed to sell notes under the constructive sale provisions of the Code;

  •
  persons whose functional currency is not the U.S. dollar; and

  •
  direct, indirect or constructive owners of 10% or more of our outstanding voting shares.

        The summary also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to U.S. Holders. In addition, it is limited to U.S. Holders who purchase and hold the notes as "capital assets" within the meaning of the Code, generally, property held for investment.

        You should consult your own tax advisor regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes.

Interest on the Notes

        Stated interest on the notes will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, in accordance with the U.S. Holder's method of accounting for tax purposes. Interest on the notes will constitute income from sources outside the United States and, with certain exceptions, will be "passive" or "financial services" income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. Holder under the federal income tax laws.

Redemption

        In the event of a change of control, as defined in the indenture to the notes, the U.S. Holders will have the right to require us to purchase their notes. Under the Treasury Regulations, the right of U.S. Holders to require redemption of the notes upon the occurrence of a change of control will not affect the yield to maturity of the notes if the likelihood of the occurrence, as of the date the notes are issued, is remote. We believe that the likelihood of a change of control is remote under this rule, and therefore we will not treat this possibility as affecting the yield to maturity of the notes.

        We may redeem the notes at any time on or after a certain date, and, in certain circumstances, we may redeem or repurchase a portion of the notes at any time prior to a certain date. Under the Treasury Regulations, we will be deemed to exercise any option to redeem the notes if the exercise of such option would lower the yield of the notes. We believe, and will take the position for all U.S. federal income tax purposes, that we will not be treated as having exercised the option to redeem the notes under these rules.

Sale, Exchange or Retirement of a Note

        A U.S. Holder generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of a note, measured by the difference, if any, between:

  •
  the amount of cash and the fair market value of any property received, except to the extent that the cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income; and

  •
  the holder's tax basis in the notes.

        Any such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if the note has been held or deemed held for more than twelve months at the time of the disposition. Net capital gains of individuals may be taxed at lower rates than items of ordinary income. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. Any gain or loss recognized by a U.S. Holder on the sale or other disposition of a note generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States. Any loss attributable to accrued but unpaid interest will be allocated against income of the same category and source as the interest on the notes. A U.S. Holder's tax basis in a note will generally equal its cost to the U.S. Holder.

Exchange of Notes Into New Notes

        The exchange of a note for a new note by a holder pursuant to the exchange offer discussed under "Item 5. Operating and Financial Review and Prospects — Subsequent Events" will not constitute a taxable exchange for U.S. federal income tax purposes. A U.S. Holder will not recognize any gain or loss upon the receipt of a new note pursuant to the exchange offer and a U.S. Holder will be required to continue to include interest on the new note in gross income in the manner and to the extent described in this annual report. A U.S. Holder's holding period for a new note will include his or its holding period for the old note exchanged pursuant to the exchange offer, and such U.S. Holder's basis in the new note immediately after the exchange will be the same as his or its basis in such old note immediately before the exchange.

Information Reporting and Backup Withholding

        A U.S. Holder of the notes may be subject to "backup withholding" with respect to certain "reportable payments," including interest payments and, under certain circumstances, principal payments on the notes. These backup withholding rules apply if the Holder, among other things:

  •
  fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalty of perjury within a reasonable time after the request for the TIN;

  •
  furnishes an incorrect TIN;

  •
  fails to report properly interest or dividends; or

  •
  under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding.

        A U.S. Holder that does not provide us with its correct TIN also may be subject to penalties imposed by the Internal Revenue Service (the "IRS"). Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the U.S. Holder's federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain U.S. Holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established.

        We will report to the U.S. Holders of notes and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to these payments.

Dividends and Paying Agents

        Not applicable.

Statement by Experts

        Not applicable.

Documents on Display

        We file reports and other information with the United States Securities and Exchange Commission. These reports include certain financial and statistical information about us and may be accompanied by exhibits. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the SEC's Public Reference Room. Any documents concerning the Company that are referred to in this annual report may also be inspected at the offices of Quebecor Media Inc., 300 Viger Avenue East, Montréal, Québec, Canada H2X 3W5.

Subsidiary Information

        Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

        In the normal course of business, we are exposed to changes in interest rates. We manage this exposure by having a combination of fixed and variable rate obligations, and by periodically using financial instruments such as interest rate swap and cap agreements.

        We entered into a number of interest rate swap and cap agreements that matured in May 2002 to reduce our exposure to changes in interest rates on our old credit facility. These interest rate swap agreements had the effect of converting the interest on $100.0 million of our old credit facility from a floating rate plus the applicable margin under our old credit facility to a weighted average fixed interest rate of 5.4% plus the applicable margin under our old credit facility. These interest rate cap agreements had the effect of limiting the interest on $100.0 million of our old credit facility to a maximum of 5.3% plus the applicable margin under our old credit facility.

        In the year ended December 31, 2002, we were also exposed to changes in the exchange rate of the U.S. dollar as compared to the Canadian dollar because the majority of our revenue was received in Canadian dollars while the interest we paid on our then-existing senior subordinated notes was in U.S. dollars. To manage this exposure, we entered into a number of foreign exchange, fixed and variable interest rate, swap agreements for 100% of our then-existing senior subordinated notes. The effect of these agreements was to convert our obligations to service interest and principal payments on U.S. dollar-denominated debt of $151.0 million into Canadian dollar-denominated debt of $205.7 million at an average exchange rate of $1.3622 to US$1.00. In addition, these interest rate swap agreements had the effect of converting the interest rate on US$118.5 million of our then-existing senior subordinated notes from a fixed rate of 9.5% to a weighted average fixed interest rate on $161.4 million of 9.5%. These agreements also converted the interest rate on US$32.5 million of our then-existing senior subordinated notes from a fixed rate of 9.5% per annum to a floating interest rate of $44.3 million equal to the bankers' acceptance rate plus 2.9% per annum.

        In connection with the offering of the old notes and the repayment of our old credit facility and the redemption of our outstanding senior subordinated notes, we unwound these swap agreements and entered into new foreign exchange, fixed and variable interest rate, swap agreements for 100% of the notes and the U.S. dollar-denominated debt under our new credit facility. With respect to the notes, the effect of these agreements is to convert our obligations to service interest and principal payments on U.S. dollar-denominated debt of US$205.0 million into Canadian dollar-denominated debt of $312.2 million at an average exchange rate of $1.5227 to US$1.00, or $1.00 to US$0.6567. With respect to term loan B of our new credit facility, the effect of these agreements is to convert our obligations to service interest and principal payments on U.S. dollar-denominated debt of US$230.0 million into Canadian dollar-denominated debt of $349.0 million at an average exchange rate of $1.5175 to US$1.00, or $1.00 to US$0.6590. In addition, these interest rate swap agreements have the effect of converting the interest rate on US$155.0 million of our notes from a fixed rate of 7.625% to a fixed rate of 8.17% for the first five years that the notes are outstanding and to a floating interest rate equal to the bankers' acceptance rate plus 3.696% per annum for the last five years that the notes are outstanding. These agreements also have the effect of converting the interest rate on US$50.0 million of our notes from a fixed rate of 7.625% to a floating rate equal to the bankers' acceptance rate plus 3.696% per annum for the full ten-year period in which our notes may be outstanding. These agreements also have the effect of converting the interest rate on our term loan B of US$230.0 million under the new credit facility from a floating interest rate plus an applicable margin to a floating interest rate equal to the bankers' acceptance rate plus 2.905% for its full six-year term.

        Foreign currency fluctuations did not have a significant impact on our results for the years ended December 31, 2000, 2001 and 2002, as our operations in Florida did not represent a material portion of our consolidated operations for these periods.

        We do not hold or issue any derivative financial instruments for trading purposes. We are exposed to credit risk in the event of non-performance by counterparties in connection with our foreign currency contracts and interest rate swap and cap agreements. We do not obtain collateral or other security to support financial instruments subject to credit risk, but we mitigate this risk by dealing only with major Canadian and U.S. financial institutions and, accordingly, do not anticipate loss for non-performance.

        Concentrations of credit risk with respect to trade receivables are limited due to our diverse operations and large customer base. As of December 31, 2002, we had no significant concentrations of credit risk. We believe that the diversity of our products and customer base is instrumental in reducing our credit risk.

Item 12.    Description of Securities other than Equity Securities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        A. None.

        B. Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

        None.

Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

        The Company's Chief Executive Officer and Vice President, Corporate Controller have concluded, based on their evaluation as of a date within 90 days of the filing date of this report, that the Company's disclosure controls and procedures (as defined in 13a-14 of the Securities Exchange Act of 1934, as amended) are effective. There have been no significant changes in the internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 16.    [Reserved]

PART III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        The audited consolidated balance sheets of the Company, as at December 31, 2001 and 2002 and the consolidated statements of income, shareholder's equity and cash flows of the Company for the years ended December 31, 2000, 2001 and 2002, including the notes thereto and together with the auditors' report thereon, are included at pages F-1 to F-40 to this annual report.

Item 19.    Exhibits

        The following documents are filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.1	Certificate and Articles of Continuance of Sun Media Corporation dated February 12, 1999 (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 1998).
1.2	Certificate and Articles of Amalgamation of Sun Media Corporation dated February 28, 1999 (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 1998).
1.3	Certificate and Articles of Continuance of Sun Media Corporation dated July 3, 2001 (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2001).
1.4	By-laws of Sun Media Corporation (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2001).
1.5	Amendment to by-laws of Sun Media Corporation dated January 16, 2003.
1.6	Amendment to by-laws of Sun Media Corporation dated February 6, 2003.
2.1	Form of 7 5/8% Senior Note due 2013 of Sun Media Corporation being registered pursuant to the Securities Act of 1933 (included in Exhibit A to Exhibit 2.2 below).
2.2	Indenture dated as of February 7, 2003 among Sun Media Corporation, the subsidiary guarantors signatory thereto and National City Bank, as trustee (incorporated by reference to the applicable exhibit to Sun Media Corporation's Registration Statement on Form F-4, Registration Statement No. 333-103998).

2.3	Registration Rights Agreement dated as of February 7, 2003 by and among Sun Media Corporation, the subsidiary guarantors signatory thereto and Salomon Smith Barney Inc., RBC Dominion Securities Corporation, TD Securities (USA) Inc., BMO Nesbitt Burns Corp., Credit Suisse First Boston Corporation, Scotia Capital (USA) Inc. and CIBC World Markets Corp. (incorporated by reference to the applicable exhibit to Sun Media Corporation's Registration Statement on Form F-4, Registration Statement No. 333-103998).
2.4	Subordination Agreement dated as of February 7, 2003 among Sun Media Corporation, Quebecor Media Inc. and National City Bank (incorporated by reference to the applicable exhibit to Sun Media Corporation's Registration Statement on Form F-4, Registration Statement No. 333-103998).
2.5	Indenture relating to $150,000,000 9 1/2% Senior Subordinated Notes due 2007 dated as of February 19, 1997 between Sun Media Corporation and United States Trust Company of New York, together with the First Supplemental Indenture dated as of December 31, 1997, the Second Supplemental Indenture dated as of December 31, 1998 and the Third Supplemental Indenture dated as of February 28, 1999 (incorporated by reference to the applicable exhibit to Quebecor Media Inc.'s Registration Statement on Form F-4, Registration Statement No. 333-13792).
2.6	Indenture relating to $90,000,000 9 1/2% Senior Subordinated Notes due 2007 dated as of February 19, 1997 between Sun Media Corporation and United States Trust Company of New York, together with the First Supplemental Indenture dated as of December 15, 1997, the Second Supplemenatal Indenture dated as of December 31, 1998 and the Third Supplemental Indenture dated as of February 28, 1999 (incorporated by reference to the applicable exhibit to Quebecor Media Inc.'s Registration Statement on Form F-4 Registration Statement No. 333-13792).
4.1	Employment Agreement dated January 13, 1998 for William R. Dempsey (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 1997).
4.2	Employment Agreement dated January 13, 1998 for J. Craig Martin (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 1997).
4.3	Employment Agreement dated January 13, 1998 for Lester Pyette (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 1997).
4.4	Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Bank of America, N.A., Banc of America Securities LLC and Credit Suisse First Boston Corporation, as arrangers, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto (incorporated by reference to the applicable exhibit to Sun Media Corporation's Registration Statement on Form F-4, Registration Statement No. 333-103998).
4.5	Subordination Agreement for Existing Back-To-Back Securities dated as of February 7, 2003 between Sun Media Corporation and Quebecor Media Inc. (incorporated by reference to the applicable exhibit to Sun Media Corporation's Registration Statement on Form F-4, Registration Statement No. 333-103998).
4.6	Guarantee dated as of February 7, 2003 by Bowes Publishers Limited, Sun Media (Toronto) Corporation, SMC Nomineeco Inc., 3661458 Canada Inc., Toronto Sun International, Inc., TS Printing Inc., Florida Sun Publications, Inc. and 3351611 Canada Inc. in favor of Bank of America, N.A.

4.7	Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. (relating to shares of Bowes Publishers Limited and Sun Media (Toronto) Corporation).
4.8	Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. (relating to shares of Toronto Sun International, Inc.).
4.9	Deed of Movable Hypothec with Delivery dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A.
4.10	Deed of Movable Hypothec with Delivery dated as of February 7, 2003 by Sun Media (Toronto) Corporation in favor of Bank of America, N.A.
4.11	Deed of Movable and Immovable Hypothec dated as of February 4, 2003 between Sun Media Corporation and Bank of America, N.A.
4.12	Deed of Movable Hypothec dated as of February 4, 2003 between 3351611 Canada Inc. and Bank of America, N.A.
4.13	General Security Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A.
4.14	Form of General Security Agreement (by guarantors) dated as of February 7, 2003 in favor of Bank of America, N.A.
4.15	Debenture Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A.
4.16	Debenture Pledge Agreement dated as of February 7, 2003 by 3351611 Canada Inc. in favor of Bank of America, N.A.
4.17	Demand Debenture dated as of February 7, 2003 by Sun Media Corporation.
4.18	Demand Debenture dated as of February 7, 2003 by 3351611 Canada Inc.
4.19	Form of Demand Debenture dated as of February 4, 2003 between [Sun Media Corporation/Bowes Publishers Limited] and Bank of America, N.A.
4.20	Newsprint Supply Agreement dated as of January 1, 2000 among Sun Media Corporation, Donohue Forest Products and Quebecor Printing Inc., together with an English summary of the agreement (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2000).
4.21	12.15% Convertible Obligation ("CANCAP") due July 14, 2007 between Sun Media Corporation and Quebecor Media Inc., dated July 9, 2001 (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2001).
4.22	12.15% Convertible Obligation ("CANCAP") due July 14, 2007 between Bowes Publishers Limited and Sun Media Corporation, dated July 9, 2001 (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2001).
4.23	12.15% Convertible Obligation ("CANCAP") due November 28, 2008 between Sun Media Corporation and Quebecor Media Inc., dated November 28, 2002 (incorporated by reference to the applicable exhibit to Sun Media Corporation's Registration Statement on Form F-4, Registration Statement No. 333-103998).
4.24	12.25% Convertible Obligation ("CANCAP") due November 28, 2008 between Sun Media (Toronto) Corporation and Sun Media Corporation, dated November 28, 2002 (incorporated by reference to the applicable exhibit to Sun Media Corporation's Registration Statement on Form F-4, Registration Statement No. 333-103998).
4.25	Management Services Agreement dated January 17, 2003 between Quebecor Media Inc. and Sun Media Corporation (incorporated by reference to the applicable exhibit to Sun Media Corporation's Registration Statement on Form F-4, Registration Statement No. 333-103998).

4.26	Amended and Restated Credit Agreement dated as of April 1, 2000 among Sun Media Corporation, Royal Bank of Canada and Credit Suisse First Boston Canada and the lenders thereto, together with the Amending Agreement dated as of March 31, 2001 and the Second Amending Agreement dated as of June 29, 2001 (incorporated by reference to the applicable exhibit to Quebecor Media Inc.'s Registration Statement on Form F-4, Registration Statement No. 333-13792).
7.1	Statement of Computation of Ratio of Earnings to Fixed Charges (incorporated by reference to the applicable exhibit to Sun Media Corporation's Registration Statement on Form F-4, Registration Statement No. 333-103998).
7.2	Statement of Computation of Ratio of Total Debt to EBITDA (incorporated by reference to the applicable exhibit to Sun Media Corporation's Registration Statement on Form F-4, Registration Statement No. 333-103998).
7.3	Schedule of Valuation Qualifying Accounts (incorporated by reference to the applicable exhibit to Sun Media Corporation's Registration Statement on Form F-4, Registration Statement No. 333-103998).
8.1	Subsidiaries of Sun Media Corporation (incorporated by reference to the applicable exhibit to Sun Media Corporation's Registration Statement on Form F-4, Registration Statement No. 333-103998).
10.1	Certification of the Chief Executive Officer of Sun Media Corporation pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.2	Certification of the Vice President, Corporate Controller of Sun Media Corporation pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUN MEDIA CORPORATION
	By:	/s/ Kin-Man Lee
Name: Kin-Man Lee
Title: Vice President, Corporate Controller
Dated: March 31, 2003

CERTIFICATION

        I, Pierre Francoeur, certify that:

1.
I have reviewed this annual report on Form 20-F of Sun Media Corporation;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods represented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b.
  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

        Date: March 31, 2003

/s/ Pierre Francoeur Pierre Francoeur President and Chief Executive Officer

CERTIFICATION

        I, Kin-Man Lee, certify that:

1.
I have reviewed this annual report on Form 20-F of Sun Media Corporation;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods represented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

        Date: March 31, 2003

/s/ Kin-Man Lee Kin-Man Lee Vice President, Corporate Controller

AUDITORS' REPORT TO THE DIRECTORS
OF SUN MEDIA CORPORATION

        We have audited the consolidated balance sheets of Sun Media Corporation ("Sun Media" or the "Company") as at December 31, 2001 and 2002, and the consolidated statements of income, shareholder's equity, and cash flows for each of the years ended December 31, 2000, 2001 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Sun Media as at December 31, 2001 and 2002, and the results of its operations and its cash flows for each of the years ended December 31, 2000, 2001 and 2002 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
January 24, 2003, except as to note 19, which is as of February 7, 2003	/s/ KPMG LLP Chartered Accountants

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31
(In thousands of Canadian dollars)

	2000	2001	2002
REVENUES	$850,087	$838,136	$853,610
OPERATING EXPENSES
Wages and employee benefits	319,541	313,378	318,046
Newsprint	117,215	125,723	103,758
Other operating expenses	208,004	198,191	209,473

	644,760	637,292	631,277

OPERATING INCOME BEFORE THE UNDERNOTED	205,327	200,844	222,333
Depreciation and amortization (note 1a)	46,671	47,259	27,035
Restructuring charges (note 2)	—	17,800	2,195
Financial expenses (note 3)	53,085	42,070	33,265
Dividend income (notes 5 and 15)	—	(95,342)	(203,168)

INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	105,571	189,057	363,006
Income taxes (note 4)	42,325	35,611	52,713
Non-controlling interest	972	968	1,118

NET INCOME	$62,274	$152,478	$309,175

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

For the years ended December 31
(In thousands of Canadian dollars)

	Convertible Obligation (note 9)	Capital Stock (note 10)	Retained Earnings	Currency Translation Adjustment (note 11)	Total Shareholder's Equity
BALANCE—DECEMBER 31, 1999	$—	$301,801	$33,433	$(303)	$334,931
Net income	—	—	62,274	—	62,274
Currency translation	—	—	—	221	221

BALANCE—DECEMBER 31, 2000	—	301,801	95,707	(82)	397,426

Net income	—	—	152,478	—	152,478
Dividends on capital stock (notes 10 and 15)	—	—	(45,359)	—	(45,359)
Currency translation	—	—	—	359	359
Issuance of convertible obligation	1,600,000	—	—	—	1,600,000
Interest on convertible obligation	92,673	—	(58,384)	—	34,289

BALANCE—DECEMBER 31, 2001	1,692,673	301,801	144,442	277	2,139,193

Net income	—	—	309,175	—	309,175
Dividends on capital stock (notes 10 and 15)	—	—	(70,945)	—	(70,945)
Currency translation	—	—	—	(95)	(95)
Issuance of convertible obligation	350,000	—	—	—	350,000
Interest on convertible obligation	197,479	—	(128,434)	—	69,045
Payment of interest on convertible obligation	(197,063)	—	—	—	(197,063)
Adjustment on related party transaction (note 12)	—	—	(230)	—	(230)

BALANCE—DECEMBER 31, 2002	$2,043,089	$301,801	$254,008	$182	$2,599,080

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
(In thousands of Canadian dollars)

	2000	2001	2002
CASH PROVIDED BY (USED IN):
OPERATIONS
Net Income	$62,274	$152,478	$309,175
Items not involving cash:
Depreciation of fixed assets	25,396	25,692	26,880
Amortization of goodwill and other assets	21,275	21,567	155
Future income taxes	18,741	4,825	4,750
Non-controlling interest	972	968	1,118
Dividend income not received	—	(95,342)	—
Other	1,324	1,219	537

	129,982	111,407	342,615
Changes in non-cash operating working capital	4,045	29,176	57,657

Cash provided by operating activities	134,027	140,583	400,272
FINANCING
Issuance of convertible obligations (note 9)	—	1,600,000	350,000
Interest paid on convertible obligations (note 9)	—	—	(197,063)
Loans	50,294	63,068	1,844
Repayment of loans	(162,658)	(101,627)	(39,085)
Dividends on capital stock (notes 10 and 15)	—	(45,359)	(70,945)
Deferred financing cost	—	(1,400)	(68)
Other	(1,128)	(1,047)	(1,118)

Cash provided by (used in) financing activities	(113,492)	1,513,635	43,565
INVESTING
Investment in preferred shares of affiliated company (note 5)	—	(1,600,000)	(350,000)
Business acquisitions, net of cash (note 12)	—	—	(756)
Dispositions, net of cash (note 12)	—	—	925
Increase in short-term investments	—	—	(74,419)
Additions to fixed assets	(19,806)	(19,207)	(10,309)
Proceeds from disposal of fixed assets	192	719	2,600
Other	(91)	(9)	—

Cash used in investing activities	(19,705)	(1,618,497)	(431,959)

Increase in cash	830	35,721	11,878
Cash and cash equivalents—beginning of year	2,617	3,447	39,168

Cash and cash equivalents—end of year	$3,447	$39,168	$51,046

CHANGES IN NON-CASH OPERATING WORKING CAPITAL
Accounts receivable	$6,389	$1,247	$(6,670)
Inventories	(1,412)	544	1,510
Accounts payable and accrued liabilities	942	(1,173)	9,288
Current tax benefit of interest on convertible obligation (note 9)	—	34,289	69,045
Other	(1,874)	(5,731)	(15,516)

	$4,045	$29,176	$57,657

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED BALANCE SHEETS

As at December 31
(In thousands of Canadian dollars)

	2001	2002
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$39,168	$51,046
Short-term investments	—	74,419
Accounts receivable net of allowance for doubtful accounts of $3,918 (2001—$3,851)	110,371	117,041
Dividend income receivable from Quebecor Media Inc. (notes 5 and 15)	95,342	95,771
Income and other taxes receivable	—	16,192
Inventories	12,010	10,500
Prepaid expenses	3,507	4,000
Future income taxes (note 4)	4,341	3,031

TOTAL CURRENT ASSETS	264,739	372,000
INVESTMENT IN AFFILIATED COMPANY (note 5)	1,600,000	1,950,000
FIXED ASSETS (note 6)	227,199	208,430
GOODWILL	751,735	751,317
FUTURE INCOME TAXES (note 4)	33,057	36,530
OTHER ASSETS (note 7)	21,316	17,615

TOTAL ASSETS	$2,898,046	$3,335,892

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$39,841	$29,819
Accrued liabilities	69,167	88,477
Income and other taxes	1,456	—
Deferred subscription revenue	15,213	16,442
Current portion of long-term debt (note 8)	5,000	60,000

TOTAL CURRENT LIABILITIES	130,677	194,738
LONG-TERM DEBT (note 8)	549,512	455,147
FUTURE INCOME TAXES (note 4)	38,981	45,984
OTHER LIABILITIES	37,845	39,105
NON-CONTROLLING INTEREST	1,838	1,838

TOTAL LIABILITIES	758,853	736,812
SHAREHOLDER'S EQUITY
Convertible obligations (note 9)	1,692,673	2,043,089
Capital stock (note 10)	301,801	301,801
—Authorized: 10,000,000,000 Voting Class A common shares, nil par value
10,000,000,000 Non-voting redeemable Class B preferred shares, nil par value
10,000,000,000 Class C preferred shares, nil par value
—Issued and outstanding at December 31, 2001 and 2002:
1,261,000 Voting Class A common shares
Retained earnings	144,442	254,008
Translation adjustment (note 11)	277	182

TOTAL SHAREHOLDER'S EQUITY	2,139,193	2,599,080

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$2,898,046	$3,335,892

COMMITMENTS AND CONTINGENCIES (note 13)
SUBSEQUENT EVENT (note 19)

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(In thousands of Canadian dollars)

NATURE OF BUSINESS

        The primary operation of the Company is newspaper publishing. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada and in the state of Florida in the United States. The Company is also active in the newspaper and magazine distribution business. In addition, the Company provides a range of commercial printing and other related services to third parties through its national network of production and printing facilities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and all its subsidiaries. The consolidated financial statements are prepared in conformity with generally accepted accounting principles in Canada. The material differences between generally accepted accounting principles in Canada and in the United States are described in note 18.

(b)  Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of allowance for doubtful accounts, pension and other employee benefits, accruals for the restructuring of operations, the useful life of assets for depreciation, amortization and evaluation of net recoverable amount, provisions for income taxes and the determination of fair value of financial instruments. Consequently, actual results could differ from these estimates.

(c)  Revenue Recognition

        Circulation and advertising revenue from publishing activities is recognized in income when the publication is delivered. Prepaid subscription revenue is deferred and taken into income over the term of the subscription. Revenue from the distribution of publications and products is recognized upon delivery, net of provisions for estimated returns. Revenue from commercial printing contracts is recognized once the product is delivered.

        The Company evaluates its allowances for uncollectible trade accounts receivable based on customers' credit history, payment trends and other economic factors. Allowance for sales returns are based on the Company's historical rate of return.

(d)  Cash and Cash Equivalents and Short-term Investments

        Cash and cash equivalents and short-term investments consist of cash, term deposits, corporate commercial paper, banker's acceptances, and other highly liquid investments. Cash equivalents are purchased three months or less from maturity and are stated at amortized cost. Short-term investments are purchased three months or more from maturity. The short-term investments are considered to be held-to-maturity securities, and are stated at amortized cost.

(e)  Inventory Valuation

        Inventories, consisting primarily of newsprint and ink, are valued at the lower of cost, determined on a first-in, first-out basis, and market. Market is defined as replacement cost.

(f)    Fixed Assets

        Fixed assets are stated at cost and are depreciated over their estimated useful lives by charges to operations using the straight-line method. The rates of depreciation are as follows:

Buildings	25-40 years
Machinery and equipment	3-20 years

        Interest on debt relating to construction in progress and deposits on equipment is capitalized. Major improvements are capitalized, while maintenance and repairs are expensed when incurred. The Company regularly reviews the carrying values of its fixed assets by comparing the carrying amount of the asset to the expected future undiscounted cash flows to be generated by the asset. If the carrying value exceeds the amount recoverable, a write-down equal to the excess is charged to the consolidated statements of income.

(g)  Income Taxes

        The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantively enactment date. Future income tax assets are recognized and if realization is not considered "more likely than not", a valuation allowance is provided.

(h)  Foreign Currency Translation

        Monetary assets and liabilities of Canadian operations denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities, revenue and expenses are translated at the exchange rate in effect at the transaction date.

        Foreign operations are in the United States and are of a self-sustaining nature. Assets and liabilities of the foreign operations are translated at the exchange rate in effect at the balance sheet date and revenue and expenses are translated at the weighted average exchange rates for the period.

        Gains and losses on the translation of foreign operations are shown as a separate component in shareholder's equity. All other exchange gains and losses are recognized currently in income.

(i)    Derivative Financial Instruments

        The Company uses certain derivative financial instruments to reduce the risk related to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or issue derivative financial instruments for trading purposes. Net receipts and payments on interest rate instruments are included in income as part of interest expense. Gains and losses associated with foreign exchange swap agreements are deferred and recognized in income in the same period as the income or expense arising from the corresponding hedged positions.

(j)    Employee Future Benefits

  (i)
  Pensions

    Pension costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service. Pension expense is charged to operations and includes:

    •
    The cost of pension benefits provided in exchange for employees' services rendered during the year;

    •
    The amortization of the initial net transition asset on a straight-line basis over the expected average remaining service life of the employee group covered by the plans;

    •
    The amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans; and

    •
    The interest cost of pension obligations, the return on pension fund assets, and the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or fair value of plan assets over the expected average remaining service life of the employee group covered by the plans.

  (ii)
  Other Post-retirement Benefits

    The Company accrues the cost of post-retirement benefits other than pensions. These benefits, which are funded by the Company as they become due, include life insurance programs and medical benefits. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation over the expected average remaining service life of the employee group covered by the plans.

(k)  Advertising and Marketing Costs

        Advertising costs, which include the Company's marketing expenses, are expensed as incurred. From time to time, the Company provides advertising services to customers from which the Company concurrently acquires advertising services. Revenue and expenses from advertising barter transactions are determined based on the fair value of the services provided by the Company for similar cash transactions. For the year ended December 31, 2002, the Company recorded $8,800 of barter advertising (2000—$9,900; 2001—$9,300).

1. CHANGES IN ACCOUNTING POLICIES

(a)  Goodwill and Intangible Assets

        In fiscal 2001, the Canadian Institute of Chartered Accountants ("CICA") issued section 3062, "Goodwill and Other Intangible Assets", of the CICA Handbook. Section 3062 requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually by comparing the carrying value to the respective fair value. Section 3062 also requires that intangible assets with finite lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing their fair values and comparing them to their carrying values. The Company has adopted the provisions of section 3062, effective January 1, 2002.

        In connection with section 3062's transitional goodwill impairment evaluation, the Company was required to assess whether goodwill was impaired as of January 1, 2002. The Company has completed the transitional goodwill impairment assessment and has determined that no impairment existed as of the date of adoption.

        At January 1, 2002, the Company had unamortized goodwill of $751,735, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. If this change in accounting policy were applied retroactively to the consolidated statements of income, the impact of the change would be as follows:

	2000	2001
Net income	$62,274	$152,478
Add back goodwill amortization net of income taxes	19,838	20,142

Net income before goodwill amortization	$82,112	$172,620

(b)  Stock-based Compensation

        Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", which establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The Company accounts for all stock-based awards to employees that are direct awards of stock, that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of cash or other assets by applying the fair-value based method.

        During the year ended December 31, 2002, certain employees of the Company were issued stock options, with respect to options plans established by Quebecor Media Inc. ("QMI") and Quebecor Inc. ("Quebecor"). The awards issued under these option plans call for settlement of the awards in cash, and as a result the Company has applied the fair-value method. Under the fair-value based method, compensation cost attributable to these awards is recognized over the vesting period in each year in operating expense. Changes in fair value between the grant date and the measurement date result in a change in the measure of compensation costs.

2. CHARGE FOR RESTRUCTURING OF OPERATIONS

        During 2002, the Company implemented restructuring initiatives, which resulted in the termination of approximately 60 employees throughout several divisions. As a result, the Company recorded a restructuring charge of $2,195 (or $1,471 net of taxes) for the year ended December 31, 2002 relating to severance and other personnel-related costs. Payments of $995 were made during the year, and as at December 31, 2002, a restructuring accrual of $1,200 was included in accrued liabilities.

        The Company implemented restructuring initiatives in the second and fourth quarters of 2001. The initiatives resulted in a work-force reduction charge of $17,800 in fiscal 2001, or $11,570 net of taxes. Employee terminations were made across all geographic regions and departments of the Company, and included employees at all levels. The work-force reduction costs consisted primarily of severance, benefit, and other personnel-related costs. Over 350 employees were terminated. All termination costs were paid by December 31, 2002.

        In addition, the Company has an accrual remaining of $7,158 at December 31, 2002 relating to restructuring initiatives that took place in 1994, 1996 and 1997. This accrual represents the residual liability with respect to future monthly payments the Company is required to make on these initiatives.

3. FINANCIAL EXPENSES

	2000	2001	2002
Interest on long-term debt (note 8)	$51,965	$40,732	$31,352
Amortization of deferred financing costs	3,380	3,308	3,476
Amortization of fair market premium (note 8b)	(2,648)	(2,124)	(2,124)
Other	439	551	561

	53,136	42,467	33,265
Interest capitalized to the cost of fixed assets	(51)	(397)	—

Total financial expenses	$53,085	$42,070	$33,265

Cash interest payments	$53,558	$42,620	$33,653

Cash interest receipts	$1,807	$1,965	$1,206

4. INCOME TAXES

        The provision for income taxes differs from the amount that would have resulted by applying the combined Canadian federal and provincial statutory income tax rates to earnings as discussed below:

	2000	2001	2002
Income before income taxes and non-controlling interest	$105,571	$189,057	$363,006
Less non-taxable dividend income	—	(95,342)	(203,168)

Income before income taxes, non-controlling interest and dividend income	$105,571	$93,715	$159,838

Income tax provided at combined statutory rates of 40.79% (2000—41.82%; 2001—41.66%)	44,146	39,040	65,198
Increase (decrease) in taxes resulting from:
Manufacturing and processing profits deduction	(7,004)	(6,074)	(9,845)
Non-deductible expenses	6,980	7,038	848
Other	(1,797)	(4,393)	(3,488)

Income taxes provided	$42,325	$35,611	$52,713

Current	$23,584	$30,786	$47,963
Future	18,741	4,825	4,750

	$42,325	$35,611	$52,713

Net cash payments (receipts) for income taxes	$27,986	$3,499	$(591)

        In 2002, the Company also recorded a current tax benefit of $69,045 (2001—$34,289; 2000—$nil) relating to the interest on the convertible obligations charged to retained earnings (note 9).

        The tax effects of significant items comprising the Company's net future income tax liability are as follows:

	2001	2002
Future income tax assets:
Difference between book and tax bases of goodwill	$18,136	$13,269
Operating loss carryforwards	6,820	3,593
Employee future benefits	11,402	13,595
Other	1,933	7,580

	38,291	38,037
Less valuation allowance	—	(1,259)

	38,291	36,778
Future income tax liabilities:
Differences between book and tax bases of fixed assets	(27,885)	(25,762)
Other	(11,989)	(17,439)

	(39,874)	(43,201)

Net future income tax liability	(1,583)	(6,423)
Less net future income tax asset:
Current	(4,341)	(3,031)
Long-term	(33,057)	(36,530)

Net long-term future income tax liability	$(38,981)	$(45,984)

        The valuation allowance of $1,259 at December 31, 2002 relates to non-capital losses of $3,704 available for carryforward by a Canadian subsidiary of the Company, Communications Gratte-Ciel ltée ("Gratte-Ciel"). Subsequent recognition of the tax benefit relating to this valuation allowance, if any, would be reported in retained earnings.

        At December 31, 2002, US subsidiaries of the Company have tax losses available for carryforward of US $4,248 to be applied against taxable US income in future years. These losses will expire in varying amounts through December 31, 2010. The tax benefit of these losses has been recorded in the accounts since it is anticipated that sufficient income will be generated by the US subsidiaries to offset the losses within their carryforward period.

5. INVESTMENT IN AFFILIATED COMPANY

        On July 9, 2001, the Company invested in Cumulative First Preferred Series A Shares of its parent, QMI, at a cost of $1,600,000, using the proceeds from the issuance of a convertible obligation (note 9). On November 28, 2002, the Company invested in an additional $350,000 of Cumulative First Preferred Series A Shares of QMI, using the proceeds from the issuance of a convertible obligation (note 9). The shares are redeemable at the option of the issuer or retractable at the option of the Company at the paid-up value, are non-voting, and carry a 12.5% annual fixed cumulative preferential dividend payable semi-annually. During fiscal 2002, total dividends of $203,168 (2001—$95,342) were declared on the Cumulative First Preferred Shares owned by the Company. In fiscal 2002, the Company received payments of dividend income of $202,739 from QMI, and at December 31, 2002, the Company had a receivable from QMI of $95,771, representing the cumulative declared, but unpaid dividend on these shares.

6. FIXED ASSETS

	2001
	Cost	Accumulated Depreciation	Net Book Value
Land	$21,363	$—	$21,363
Buildings	109,286	(22,573)	86,713
Machinery and equipment	216,623	(104,409)	112,214
Projects under development	6,909	—	6,909

Total	$354,181	$(126,982)	$227,199

	2002
	Cost	Accumulated Depreciation	Net Book Value
Land	$20,980	$—	$20,980
Buildings	107,772	(25,461)	82,311
Machinery and equipment	228,290	(126,667)	101,623
Projects under development	3,516	—	3,516

Total	$360,558	$(152,128)	$208,430

7. OTHER ASSETS

	2001	2002
Deferred financing costs	$15,117	$11,709
Deferred pension	5,705	5,581
Other	494	325

Total	$21,316	$17,615

8. LONG-TERM DEBT

	Interest Rate as at December 31, 2002	Years of Maturity	2001	2002
Senior bank credit facility	3.8%	2004-2005	$337,755	$300,514
Senior Subordinated Notes	9.5%	2007	216,757	214,633

Total			$554,512	$515,147

(a)  Senior Bank Credit Facility

        The senior bank credit facility ("Credit Facility") is comprised of a revolving credit facility maturing in March 2003 and a term reducing loan maturing in 2005. At December 31, 2002, the aggregate amount of credit available under the revolving credit facility was $75,000 (2001—$75,000), of which $311 (2001—$1,061) was used for outstanding letters of credit, and no other amounts were drawn on the revolving credit facility.

        The revolving credit facility may be extended for an additional 364-day period. If the revolving credit facility is not extended, any amount borrowed under the revolving credit facility would mature in March 2004.

        Sun Media may borrow at interest rates based on banker's acceptances and/or prime plus an applicable margin (the "Margin"), with the Margin tied to financial ratios. The Credit Facility is collateralized by liens on all of the property, assets and shares of Sun Media and of its operating subsidiaries, now owned or hereafter acquired.

        Sun Media is required to maintain financial ratios under the Credit Facility, including total debt to operating cash flow, senior debt to operating cash flow, interest coverage, fixed charge coverage and debt service coverage.

(b)  Senior Subordinated Notes

        The Senior Subordinated Notes are comprised of 9 1/2% Senior Subordinated Notes due February 2007 (the "First Notes") and of 9 1/2% Senior Subordinated Notes due May 2007 (the "Second Notes") (collectively the "Notes"). Interest is payable semi-annually on the Notes. The Notes are general unsecured obligations of Sun Media, subordinate in right of payment to all existing and future senior indebtedness of Sun Media, and senior in right of payment to any subordinated indebtedness of Sun Media.

        At December 31, 2001 and 2002, the outstanding principal amount of the First and Second Notes was US $97,500 and US $53,500, respectively. The Notes were recorded at their fair market value on January 7, 1999, which was determined based on quoted market prices and the fair value of the Company's related financial instruments. The difference between the fair market value and the principal amount in Canadian dollars is being amortized over the term of the Notes. At December 31, 2002, the unamortized balance of the premium was $8,945 (2001—$11,069). The effective interest rates on the Notes for the year ended December 31, 2002 was 8.6% (2001—8.6%; 2000—8.6%).

(c)  Principal Repayments

        As at December 31, 2002, the aggregate amount of minimum principal payments required in each of the next five years based on current borrowing levels and the payment requirements under the Credit Facility and the Notes is as follows:

Year Ending December
2003	$60,000
2004	80,000
2005	160,514
2006	—
2007	214,633

$515,147

9. CONVERTIBLE OBLIGATIONS

        On July 9, 2001, the Company issued a $1,600,000 convertible obligation to its parent, QMI. The convertible obligation matures on July 14, 2007, and bears interest at 12.15% payable semi-annually. On November 28, 2002, the Company issued a new convertible obligation to QMI in the amount of $350,000. This new convertible obligation matures on November 28, 2008, and bears interest at 12.15% payable semi-annually.

        In fiscal 2002, the interest on the convertible obligations charged to retained earnings amounted to $197,479 (2001—$92,673) or $128,434 (2001—$58,384) after income taxes of $69,045 (2001—$34,289). The total interest payments in fiscal 2002 were $197,063 and at December 31, 2002 the unpaid interest on the convertible obligations amounted to $93,089 (2001—$92,673).

        The Company may elect to defer, at any time and from time to time, coupon payments on the convertible obligations by extending the coupon payment period on the obligations for a period of up to 12 consecutive semi-annual periods, provided, however, that no extension period may extend beyond July 14, 2007 or November 28, 2008 for each obligation respectively. The Company may at any time, at its option, elect to satisfy its obligations to pay any coupon (including any deferred coupon) by issuing and delivering to the holder of the convertible obligation fully-priced and non-assessable common shares of our capital stock.

        On or after May 15, 2007, QMI may, upon the occurrence of certain events, require the Company to redeem the convertible obligations at a redemption amount equal to the then outstanding principal amount plus any accrued and unpaid interest.

        By giving notice to the holder at any time prior to July 14, 2007 or November 28, 2008 for each convertible obligation respectively, the Company may elect to convert all or any part of the unpaid face amount and accrued and unpaid coupon payments into common shares and the number of which shares shall be determined by dividing the amount to be so converted by the fair value of one common share.

10. CAPITAL STOCK (In thousands of Canadian dollars, except for per share information)

        The Class A Common Shares are voting and entitle their holders to receive dividends as declared by the Board of Directors.

        The Class B Preferred Shares are non-voting and redeemable at the option of the Company. Under certain circumstances the Company has the right to purchase all or part of the then issued Class B Preferred Shares at its own option, or by mutual agreement with the holders of the then outstanding Class B Preferred Shares. The Class B Preferred Shares entitle their holders to receive a non-cumulative dividend at a rate that shall be determined from time to time by the Board of Directors.

        The Class C Preferred Shares are issuable in series. Terms and conditions of the Class C Preferred Shares are to be determined from time to time, by the Board of Directors.

Dividends

        The dividends declared and paid by the Company for the year ended December 31, 2002 totalled $70,945 or $56.26 per share (2001—$45,359 or $35.97 per share) (note 15).

Stock-based Compensation

        On January 29, 2002, QMI established a stock option plan (the "QMI Plan") for directors, executive officers and key employees of QMI and its subsidiaries. All of the options granted under this stock option plan entitle the holder thereof to acquire common shares of QMI. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than the fair market value of the common shares on the grant date as determined by the QMI Compensation Committee. No option may be exercised by an optionee if the shares of QMI have not been listed on a recognized stock exchange. At December 31, 2007, if the shares of QMI have not been so listed, optionees will have until January 31, 2008 to exercise their vested options. At the time of exercise, the option holder may request to receive a cash amount. Options vest over a five year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20.0% vesting on the first anniversary of the date of the grant, (ii) equally over four years with the first 25.0% vesting on the second anniversary of the date of the grant, and (iii) equally over three years with the first 33.3% vesting on the third anniversary of the date of the grant. As at December 31, 2002, 42,629,700 options have been issued under the QMI Plan to employees of the Company. The exercise price of all options is $0.2310 and expires in 2012. No options have vested as at December 31, 2002.

        In addition, shares have been set aside for officers, senior employees and other key employees of Quebecor or its subsidiaries, under a stock option plan (the "Quebecor Plan") established by Quebecor, which allows them the opportunity to benefit from the appreciation in value of the shares. Each option may be exercised within a maximum period of ten years following the date of grant. As at December 31, 2002, 15,000 options have been issued under the Quebecor Plan to employees of the Company at an exercise price of $27.64, which expire in 2012. The options issued vest equally over four years with the first 25% vesting on the second anniversary of the date of grant. As at December 31, 2002, 3,750 of the options have vested.

        For the year ended December 31, 2002, no compensation expense has been recorded by the Company for options issued to its employees under the QMI Plan or the Quebecor Plan, as the fair value of the respective shares for QMI and Quebecor were lower than the exercise price of the respective options issued.

11. TRANSLATION ADJUSTMENT

        The translation adjustment included in shareholder's equity is the result of the fluctuation of the exchange rate on the translation to Canadian dollars of net assets of self-sustaining foreign operations.

12. ACQUISITIONS AND DISPOSITIONS

Acquisition of 3351611 Canada Inc. and Gratte-Ciel

        On March 1, 2002, the Company acquired 3351611 Canada Inc. ("3351611") and Gratte-Ciel from its parent, QMI, for net cash payments of $756. As this transaction was between related parties, the excess of the purchase price over the net book value of the two acquired companies of $230 was recorded as an adjustment to retained earnings. 3351611 is the holding company of Gratte-Ciel, which operates two weekly publications, Montreal Mirror and Ici Montreal.

Disposition of Ripnet

        Effective March 28, 2002, Sun Media sold through its wholly owned subsidiary, Sun Media (Toronto) Corporation, substantially all the assets of Ripnet for net cash proceeds of $925. Ripnet was in the business of providing internet access and web hosting services to retail customers in the Brockville, Ontario market. The gain on the sale was $244, and is included in other operating expenses in the consolidated statement of income.

13. COMMITMENTS AND CONTINGENCIES

(a)  Leases and Commitments

        The Company rents premises and equipment under operating leases, which expire at various dates up to 2013. The 2002 rental expense for these operating leases was $6,841 (2001—$6,565, 2000—$5,252). The Company has also entered into long-term commitments to purchase services and capital over periods which expire at various dates up to 2009. Minimum payments under these arrangements for each of the next five years and thereafter are as follows:

Year Ending December	Leases	Other Commitments
2003	$5,794	$5,451
2004	4,252	3,008
2005	3,005	961
2006	2,184	229
2007	1,821	182
Thereafter	6,304	168

	$23,360	$9,999

(b)  Newsprint

        Newsprint represents a significant input and component of operating costs for the Company. Sun Media uses several newsprint manufacturers to supply its requirements, and has entered into a long-term agreement expiring December 31, 2005 with one company to supply the majority of its newsprint purchases. The Company's annual minimum purchase requirement under the agreement is approximately 125,400 tonnes of newsprint.

(c)  Management Fee

        In 2002, the Company began paying an annual management fee to QMI for services rendered to the Company pursuant to a five-year management services agreement. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. The agreement provides for an annual management fee of $5,100 in respect of 2002, $5,400 in respect of 2003 and amounts to be agreed upon for the years 2004, 2005 and 2006. In addition, QMI is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. In no event may the fees and reimbursements paid to QMI for any given year exceed 1.5% of the Company's consolidated revenues for such year.

(d)  Legal Actions

        A number of legal actions against the Company are outstanding. In the opinion of management the outcome of these legal actions will not have a material adverse effect on the Company's results of operations or its financial position.

14. FINANCIAL INSTRUMENTS

(a)  Credit Risk

        Sun Media does not have a significant exposure to any individual customer or counter-party. The Company is exposed to credit risk in the event of non-performance by counter-parties in connection with its foreign currency interest rate swap agreements. Sun Media does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with major Canadian financial institutions and, accordingly, does not anticipate loss for non-performance.

(b)  Interest Rate and Currency Risk

        Sun Media has entered into a number of foreign currency, fixed and variable interest rate swap agreements for 100% of its Senior Subordinated Notes in order to reduce the Company's exposure to changes in the exchange rate of the US dollar as compared to the Canadian dollar. The effect of these agreements is to convert the obligation of the Company to service interest and principal payments on US dollar denominated debt of $151,000 into Canadian dollar denominated debt of $205,688 at an average exchange rate of Cdn $1.3622 to US $1.00.

        In addition, these interest rate swap agreements have the effect of converting the interest rate on US $118,500 of Senior Subordinated Notes from a fixed rate of 9.5% to a weighted average fixed interest rate on Cdn $161,394 of 9.51%. These agreements also convert the interest rate on US $32,500 of Senior Subordinated Notes from a fixed rate of 9.5% per annum to a floating interest rate on Cdn $44,294 equal to the banker's acceptance rate plus 2.94% per annum.

(c)  Fair Values

        Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

        The carrying value and estimated fair value of the Company's financial instruments as at December 31, are as follows:

	2001
		Fair Value
	Carrying Amount	Primary Debt Instrument	Currency & Interest Instruments	Total Financial Instruments
Interest rate swap agreements	$—	$—	$(1,171)	$(1,171)

Interest rate cap agreements	$172	$—	$—	$—

Long-term debt
Credit Facility	$(337,755)	$(337,755)	$—	$(337,755)
Senior Subordinated Notes	(216,757)	(245,015)	43,390	(201,625)

	$(554,512)	$(582,770)	$43,390	$(539,380)

	2002
		Fair Value
	Carrying Amount	Primary Debt Instrument	Currency & Interest Instruments	Total Financial Instruments
Long-term debt
Credit Facility	$(300,514)	$(300,514)	$—	$(300,514)
Senior Subordinated Notes	(214,633)	(242,919)	55,355	(187,564)

	$(515,147)	$(543,433)	$55,355	$(488,078)

        The fair values of the interest rate swap and cap agreements are estimated based upon discounted cash flows using applicable current market rates. The fair market value of the senior bank credit facility is estimated to approximate carrying values as rates are tied to short-term indices. The fair value of the Senior Subordinated Notes and applicable hedging arrangements are estimated based on their quoted market prices.

        The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and other liabilities in the consolidated balance sheet approximate fair values because of the short-term nature of these instruments.

15. RELATED PARTY TRANSACTIONS

        Sun Media has earned revenue for advertising and other services, and incurred expenses for purchases and services, at prices and conditions prevailing on the market, with related companies under common control as follows:

	2001	2002
Revenue	$12,265	$9,551
Accounts receivable	5,473	1,756
Purchases	12,731	13,063
Accounts payable	4,567	4,994

        During fiscal 2002, Sun Media paid dividends of $70,945 (2001—$45,359) to its parent, QMI (note 10). Furthermore, Sun Media earned dividend income from QMI of $203,168 (2001—$95,342) during fiscal 2002, of which $95,771 was unpaid at December 31, 2002 (note 5). During fiscal 2002, Sun Media also incurred interest of $197,479 (2001—$92,673) payable to QMI relating to the convertible obligations of $1,950,000 (note 9). At December 31, 2002, an accrued interest balance of $93,089 was outstanding.

        In 2002, the Company began paying a management fee to QMI for services rendered to the Company pursuant to a five-year management services agreement (note 13c). For the year ended December 31, 2002, the management fee amounted to $5,100 and is reflected in other operating expenses. As at December 31, 2002, the outstanding balance relating to the fee was $nil.

        In addition, in 2002 the Company acquired 3351611 from its parent, QMI, for net cash proceeds of $756 (note 12).

16. EMPLOYEE FUTURE BENEFITS

        The Company offers a number of defined benefit and defined contribution plans providing pension, other retirement, sabbatical and post-employment benefits to Sun Media employees.

Contribution Plans

        The total expense for Sun Media's defined contribution plans amounted to $2,017 for the year ended December 31, 2002 (2001—$2,347, 2000—$2,310).

Defined Benefit Plans

        In July 2002, the Company introduced a new defined benefit plan for its employees. The employees had the option to remain in their current defined contribution or defined benefit plan, or to join the new pension plan. Information about the defined benefit plans, in aggregate, is as follows:

(a)  Change in Benefit Obligation

	Pension Benefit Plans		Other Benefit Plans
	2001	2002	2001	2002
Benefit obligation at beginning of year	$164,969	$177,445	$9,783	$15,064
Amendments	4,548	4,402	4,108	—
Service cost	4,197	5,060	1,165	934
Interest cost	11,805	12,491	1,050	1,033
Plan participants' contributions	2,654	2,645	—	—
Actuarial loss (gain)	(4,563)	2,666	562	3,463
Benefit payments and transfers	(6,165)	(5,759)	(1,137)	(882)
Curtailment gain	—	—	(467)	—

Benefit obligation at end of year	$177,445	$198,950	$15,064	$19,612

(b)  Change in Plan Assets

	Pension Benefit Plans		Other Benefit Plans
	2001	2002	2001	2002
Fair value of plan assets at beginning of year	$169,314	$171,528	$—	$—
Actual return on plan assets	1,194	(13,412)	—	—
Employer contributions	4,531	4,253	—	—
Plan participants' contributions	2,654	2,645	—	—
Benefit payments and transfers	(6,165)	(5,759)	—	—

Fair value of plan assets at end of year	$171,528	$159,255	$—	$—

(c)  Funded Status

	Pension Benefit Plans		Other Benefit Plans
	2001	2002	2001	2002
Excess of fair value of plan assets over benefit obligation at end of year	$(5,917)	$(39,695)	$(15,064)	$(19,612)
Unrecognized net actuarial loss (gain)	(1,908)	27,944	562	4,025
Unrecognized prior service cost (gain)	4,225	8,003	(1,183)	(1,827)
Valuation allowance	(7,018)	(7,689)	—	—

Net amount recognized at end of year	$(10,618)	$(11,437)	$(15,685)	$(17,414)

(d)  Amount Recognized in the Consolidated Balance Sheet

	Pension Benefit Plans		Other Benefit Plans
	2001	2002	2001	2002
Prepaid benefit costs	$5,705	$5,581	$—	$—
Accrued benefit liability	(16,323)	(17,018)	(15,685)	(17,414)

Net amount recognized at end of year	$(10,618)	$(11,437)	$(15,685)	$17,414

(e)  Components of Net Benefit Cost

	Pension Benefit Plans			Other Benefit Plans
	2000	2001	2002	2000	2001	2002
Service cost	$4,053	$4,197	$5,060	$1,353	$1,165	$934
Interest cost	10,871	11,805	12,491	966	1,050	1,033
Expected return on plan assets	(11,941)	(14,016)	(13,771)	—	—	—
Amortization of actuarial gain	—	(669)	(3)	—	—	—
Amortization of prior service cost (gain)	—	323	624	(82)	(1,029)	(286)
Curtailment gain	—	—	—	—	(467)	—
Valuation allowance	928	966	671	—	—	—

Net benefit cost	$3,911	$2,606	$5,072	$2,237	$719	$1,681

(f)    Weighted-average Assumptions

	Pension Benefit Plans		Other Benefit Plans
	2001	2002	2001	2002
Discount rate	6.75%	6.75%	6.75%	6.75%
Expected return on plan assets for the year	8.0%	7.75%	—	—
Rate of compensation increase	3–3.5%	3.75%	3–3.5%	3.75%

        Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. For measurement of the accumulated postretirement benefit obligation, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002 and 2001. The rate was assumed to decrease to 5% over 10 years, and remain at that level thereafter. An increase of 1% in the assumed health care cost trend would increase the current service costs by $147 (2001—$120; 2000—$140), interests costs by $189 (2001—$174; 2000—$158), and benefit obligations by $3,711 (2001—$2,780; 2000—$1,216). A decrease of 1% in the assumed health care cost trend would decrease the current service costs by $110 (2001—$91; 2000—$104), interest costs by $145 (2001—$133; 2000—$135), and benefit obligations by $2,849 (2001—$2,129; 2000—$928).

17. SEGMENTED INFORMATION

        Management has reviewed the requirements of CICA Handbook 1701 "Segment Disclosures", and determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that the Company's newspaper divisions exhibit similar economic characteristics, with similar products, production processes, and classes of customers. The Company's operations are primarily in Canada.

18. MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in Canada which are different in some respects from those applicable in the United States, as described below. The following tables set forth the impact of material differences between GAAP in Canada and GAAP in the United States on the Company's consolidated financial statements, including disclosures that are required under GAAP in the United States.

Consolidated Statements of Income

	2000	2001	2002
Net income for the year per Canadian GAAP	$62,274	$152,478	$309,175
Adjustments:
Pension and post-retirement benefits (i)	(864)	(983)	(955)
Restructuring charges (ii)	(5,669)	124	—
Cumulative effect of change in accounting policy for derivative financial instruments (iii)	—	(183)	—
Derivative financial instruments (iii)	—	(1,630)	1,693
Interest on convertible obligations (iv)	—	(92,673)	(197,479)
Income taxes (vi)	3,977	33,849	68,832

Net income for the year per US GAAP	$59,718	$90,982	$181,266

Net income is comprised of:
Income from continuing operations	$59,718	$91,165	$181,266
Cumulative effect of change in accounting policy for derivative financial instruments (iii)	—	(183)	—

	$59,718	$90,982	$181,266

Consolidated Statements of Comprehensive Income (v)

	2000	2001	2002
Comprehensive income:
Net income as adjusted per US GAAP	$59,718	$90,982	$181,266
Pension and post-retirement benefits (i)	—	—	(6,189)
Cumulative effect of change in accounting policy for derivative financial instruments (iii)	—	298	—
Derivative financial instruments (iii)	—	2,931	11,875
Foreign currency translation adjustment	221	359	(95)
Income taxes (vi)	—	(710)	(447)

Comprehensive income per US GAAP	$59,939	$93,860	$186,410

	2000	2001	2002
Other comprehensive income:
Pension and post-retirement benefits	$—	$—	$(6,189)
Derivative financial instruments	—	3,229	15,104
Foreign currency translation adjustment	(82)	277	182
Income taxes	—	(710)	(1,157)

Other comprehensive income per US GAAP	$(82)	$2,796	$7,940

Consolidated Shareholder's Equity

	2000	2001	2002
Shareholder's Equity per Canadian GAAP	$397,426	$2,139,193	$2,599,080
Cumulative Adjustments:
Pension and post-retirement benefits (i)	1,275	292	(6,852)
Restructuring charges (ii)	(7,105)	(6,981)	(6,981)
Derivative instruments (iii)	—	1,416	14,984
Convertible obligation (iv)	—	(1,692,673)	(2,043,089)
Income taxes (vi)	3,121	1,971	1,311

Shareholder's Equity per US GAAP	$394,717	$443,218	$558,453

Consolidated Statements of Cash Flows

        The disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash operating working capital items in the consolidated statement of cash flows is allowed by Canadian GAAP while it is not allowed by US GAAP. Other differences in the Statements of Cash Flows relating to the convertible obligation (iv) are outlined below

	2000	2001	2002
Cash provided by operating activities per Canadian GAAP	$134,027	$140,583	$400,272
Interest paid on convertible obligation (iv)	—	—	(197,063)

Cash provided by operating activities per US GAAP	$134,027	$140,583	$203,209

Cash provided by (used in) financing activities per Canadian GAAP	$(113,492)	$1,513,635	$43,565
Interest paid on convertible obligation (iv)	—	—	197,063

Cash provided by (used in) financing activities per US GAAP	$(113,492)	$1,513,635	$240,628

(i)    Pension and Post-Retirement Benefits

        The accounting requirements for pension and post-retirement benefits under Canadian and US GAAP are similar in most respects. However, because the new Canadian Section 3461 was adopted retroactively on January 1, 2000, liabilities and assets recorded under Canadian GAAP will be different from US GAAP, as a result of unrecognized actuarial gains or losses existing at the date of implementation under US GAAP. These gains or losses will be amortized over the estimated average remaining service life of the employees.

        Under US GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan's assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded as a separate component of shareholder's equity.

(ii)  Restructuring Charges

        In respect of the 1999 acquisition of Sun Media, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under US GAAP.

(iii) Derivative Financial Instruments

        Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended ("FAS 133"). FAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded at fair value.

18. MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (Continued)

        The Company utilizes interest rate and foreign exchange swap agreements to enhance its ability to manage risk relating to cash flow and fair value exposures. The Company does not enter into contracts for speculative purposes. On the earlier of the date into which the derivative contract is entered or the date of transition, the Company designates the derivative as a hedge. Changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of "comprehensive income" until the underlying transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from "comprehensive income" to the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative's change in fair value is recognized immediately in earnings.

        With the implementation of FAS 133 on January 1, 2001, the Company recorded a charge to earnings as a cumulative effect type adjustment of $277 relating to the initial mark-to-market of the interest rate swap and cap agreements on the Credit Facility and recorded a credit of $94 relating to the designated fair value hedges on US $32,500 of the Senior Subordinated Notes. In addition, the Company recorded a credit to other comprehensive income as a cumulative effect type adjustment of $298 relating to designated cash flow hedges on US $118,500 of Senior Subordinated Notes. During the year ended December 31, 2002, the Company recorded a credit to earnings of $1,343, net of taxes of $470 relating to the interest rate swap and cap agreements on the Credit Facility (2001—a charge of $1,066 net of taxes of $470) and $350 net of taxes of $78 relating to the fair value hedges on the Senior Subordinated Notes (2001—a charge of $564 net of taxes of $103). Also during the year, the Company recorded a credit to other comprehensive income of $11,875 net of taxes of $2,613 (2001—$2,931 net of taxes of $710) relating to the cash flow hedges on the Senior Subordinated Notes.

        The gains of $15,104 net of taxes of $3,323 reported in accumulated other comprehensive income at December 31, 2002 are expected to be reclassified into earnings during 2003 with the redemption of Senior Subordinated Notes (note 19).

        Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Gains and losses are deferred and recognized in income in the same period and the same financial statement category as the income or expense arising from the corresponding hedged positions.

(iv)  Convertible Obligations

        The convertible obligations issued by the Company in fiscal 2001 and 2002 are considered to be part of shareholder's equity under Canadian GAAP, and the interest expense thereon, net of taxes, is charged to retained earnings. Under US GAAP, these convertible obligations would be classified as long term debt. The interest expense on the obligations would be charged to earnings.

(v)  Comprehensive Income

        Comprehensive income is measured in accordance with FAS No. 130, "Reporting Comprehensive Income". This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder's equity and the accrued benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets, the net gain or loss on derivative instruments designated as cash flow hedges, and translation adjustments on foreign operations.

(vi)  Income Taxes

        This adjustment represents the tax impact of the US GAAP adjustments. Furthermore, under Canadian GAAP, income tax assets and liabilities are measured using substantively enacted rates. Under US GAAP, income tax assets and liabilities are measured using enacted rates. The fiscal 2000 and 2001 years include an adjustment for this difference in US GAAP of $1,357.

(vii) Concentrations in the Available Sources of Newsprint Supply

        Newsprint represents a significant input and component of operating costs for the Company. The Company currently utilizes several newsprint manufacturers, although more than 80% of the newsprint tonnage in 2002 was purchased from one main supplier.

(viii)Accrued Liabilities

        Under US GAAP, items which comprise more than 5% of total current liabilities must be disclosed separately. Included in accrued liabilities at December 31, 2001 is accrued vacation pay of $18,585 (2001—$17,370) and accrued interest expense of $5,735 (2001—$6,960).

(ix)  Expenses

        Included in other operating expenses are advertising costs of $23,200 (2000—$23,900; 2001—$21,300) and circulation costs, which include distribution and subscription acquisition costs, of $60,100 (2000—$61,700; 2001—$56,700).

(x)  Recent Accounting Pronouncements

        (a)  In June 2001, the Financial Accounting Standards Board (FASB) issued FAS No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. FAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company is required and plans to adopt the provisions of FAS 143 for the quarter ending March 31, 2003. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. Because of the effort necessary to comply with the adoption of FAS 143, the Company is currently assessing the impact of the new standard.

        (b)  In April 2002, the FASB issued FAS No. 145, which rescinded FAS No. 4 "Reporting Gains and Losses from Extinguishment of Debt" ("FAS 145"). The Statement addresses, among other things, the income statement treatment of gains and losses related to debt extinguishments, requiring that such expenses no longer be treated as extraordinary items, unless the items meet the definition of extraordinary per APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Upon adoption, any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented, that does not meet the criteria in Opinion 30 for classification as an extraordinary item, is required to be reclassified. The new presentation requirements must be adopted for fiscal years beginning after May 15, 2002, with early application encouraged. The Company will adopt the requirements of FAS 145 for US GAAP purposes in fiscal 2003.

        (c)  In July 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146") which is effective for exit or disposal activities that are initiated after December 31, 2002. FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3") Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring). The principal difference between FAS 146 and EITF 94-3 related to the recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, whereas under EITF 94-3 the liability was recognized when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company is currently assessing the impact of the new standard.

        (d)  In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (the "Interpretation") which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees.

        The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee; this is the obligation to stand ready to perform in the event that the specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements.

        The Company has reviewed the requirements of the Interpretation and determined that it has no direct or indirect guarantees of indebtedness requiring disclosures.

(xi)  Guaranteed Debt

        The consolidating information below has been presented in accordance with the requirements of the Securities and Exchange Commission.

        The Company's Senior Notes due 2013 described in note 19 will be guaranteed by specific subsidiaries of the Company (the "Subsidiary Guarantors"). The accompanying condensed consolidating financial information as at December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 has been prepared in accordance with US GAAP. The information under the column headed "Combined Guarantors" is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed "Sun Media". Each Subsidiary Guarantor is wholly-owned by the Company. The non-guarantor subsidiaries, which are individually and in aggregate minor subsidiaries, have been included in the column headed "Sun Media". All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law).

        The information presented hereunder is on the basis of GAAP in the United States, and consequently the information in respect of the subsidiaries reflects the values that resulted from the acquisition of January 7, 1999. This is generally referred to as push-down accounting.

        The financial statements on a consolidated basis already reflected the basis resulting from the acquisition as a result of a merger between the acquirer and the acquired operating entity in 1999.

        The other US GAAP adjusting entries already described above have been reflected in the appropriate column.

18. MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (Continued)

CONSOLIDATING BALANCE SHEET

As at December 31, 2000

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,392	$55	$—	$3,447
Accounts receivable	62,913	48,705	—	111,618
Due from parent/guarantor subsidiaries	3,757	—	(3,757)	—
Inventories	7,525	5,029	—	12,554
Prepaid expenses and other assets	2,423	15,205	—	17,628

TOTAL CURRENT ASSETS	80,010	68,994	(3,757)	145,247
INVESTMENTS IN GUARANTOR SUBSIDIARIES	575,261	—	(575,261)	—
FIXED ASSETS	110,651	123,196	—	233,847
GOODWILL	363,983	404,275	—	768,258
FUTURE INCOME TAX	—	32,747	—	32,747
OTHER ASSETS	42,165	2	—	42,167

TOTAL ASSETS	$1,172,070	$629,214	$(579,018)	$1,222,266

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$77,296	$32,884	$—	$110,180
Due to parent/guarantor subsidiaries	—	3,757	(3,757)	—
Income and other taxes	2,145	3,112	—	5,257
Deferred subscription revenue	8,573	5,490	—	14,063

TOTAL CURRENT LIABILITIES	88,014	45,242	(3,757)	129,500
LONG-TERM DEBT	616,354	—	—	616,354
FUTURE INCOME TAXES	36,264	6,270	—	42,534
OTHER LIABILITIES	34,722	2,522	—	37,244
NON-CONTROLLING INTEREST	1,917	—	—	1,917

TOTAL LIABILITIES	777,271	54,035	(3,757)	827,549
SHAREHOLDER'S EQUITY
Capital stock	301,801	484,904	(484,904)	301,801
Retained earnings	92,998	90,357	(90,357)	92,998
Other comprehensive income	—	(82)	—	(82)

TOTAL SHAREHOLDER'S EQUITY	394,799	575,179	(575,261)	394,717

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$1,172,070	$629,214	$(579,018)	$1,222,266

CONSOLIDATING STATEMENT OF INCOME

For the year ended December 31, 2000

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
REVENUES	$518,611	$336,636	$(5,160)	$850,087
OPERATING EXPENSES
Wages and employee benefits	189,448	130,093	—	319,541
Newsprint	66,032	51,183	—	117,215
Other operating expenses	133,544	80,483	(5,160)	208,867

	389,024	261,759	(5,160)	645,623

OPERATING INCOME BEFORE THE UNDERNOTED	129,587	74,877	—	204,464
Restructuring changes	2,645	3,147	—	5,792
Depreciation and amortization	23,239	23,309	—	46,548
Financial expenses	49,011	4,074	—	53,085

INCOME BEFORE TAXES, EQUITY EARNINGS OF COMBINED GUARANTORS AND NON-CONTROLLING INTEREST	54,692	44,347	—	99,039
Income taxes	21,470	16,879	—	38,349
Equity earnings of combined guarantors	(27,468)	—	27,468	—
Non-controlling interest	972	—	—	972

NET INCOME	$59,718	$27,468	$(27,468)	$59,718

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

For the year ended December 31, 2000

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
RETAINED EARNINGS, BEGINNING OF YEAR	$33,280	$88,032	$(88,032)	$33,280
Net income	59,718	27,468	(27,468)	59,718
Dividends on common stock	—	(16,000)	16,000	—
Distributions to Sun Media	—	(9,143)	9,143	—

RETAINED EARNINGS, END OF YEAR	$92,998	$90,357	$(90,357)	$92,998

CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended December 31, 2000

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
CASH PROVIDED BY (USED FOR):
OPERATIONS
Net income	$59,718	$27,468	$(27,468)	$59,718
Items not involving cash:
Depreciation and amortization	23,239	23,309	—	46,548
Future income taxes	6,173	8,592	—	14,765
Non-controlling interest	972	—	—	972
Equity earnings of combined guarantors	(27,468)	—	27,468	—
Other	1,414	(13)	—	1,401
Changes in non-cash operating working capital	50,941	(40,318)	—	10,623

	114,989	19,038	—	134,027
FINANCING
Loans	50,294	—	—	50,294
Repayment of loans	(162,658)	—	—	(162,658)
Dividends on to Sun Media	—	(16,000)	16,000	—
Other	(1,128)	—	—	(1,128)

	(113,492)	(16,000)	16,000	(113,492)
INVESTING
Additions to fixed assets	(14,481)	(5,325)	—	(19,806)
Proceeds from disposal of fixed assets	150	42	—	192
Dividends received from combined guarantors	16,000	—	(16,000)	—
Other	(91)	—	—	(91)

	1,578	(5,283)	(16,000)	(19,705)

Increase (decrease) in cash	3,075	(2,245)	—	830
Cash and cash equivalents—beginning of year	317	2,300	—	2,617

Cash and cash equivalents—end of year	$3,392	$55	$—	$3,447

CONSOLIDATING BALANCE SHEET

As at December 31, 2001

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,364	$35,804	$—	$39,168
Accounts receivable	63,613	46,758	—	110,371
Dividend income receivable from Quebecor Media Inc.	65,547	29,795	—	95,342
Due from parent/guarantor subsidiaries	—	6,113	(6,113)	—
Inventories	7,980	4,030	—	12,010
Prepaid expenses and other assets	1,631	6,045	—	7,676

TOTAL CURRENT ASSETS	142,135	128,545	(6,113)	264,567
INVESTMENT IN QUEBECOR MEDIA INC.	1,100,000	500,000	—	1,600,000
INVESTMENTS IN GUARANTOR SUBSIDIARIES	1,119,510	—	(1,119,510)	—
FIXED ASSETS	111,417	115,782	—	227,199
GOODWILL	362,308	384,763	—	747,071
FUTURE INCOME TAXES	—	33,057	—	33,057
OTHER ASSETS	61,301	—	—	61,301

TOTAL ASSETS	$2,896,671	$1,162,147	$(1,125,623)	$2,933,195

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$72,691	$36,317	$—	$109,008
Due to parent/guarantor subsidiaries	6,113	—	(6,113)	—
Income and other taxes	6,572	(5,115)	—	1,457
Deferred subscription revenue	9,476	5,737	—	15,213
Current portion of long-term debt	5,000	—	—	5,000

TOTAL CURRENT LIABILITIES	99,852	36,939	(6,113)	130,678
LONG-TERM DEBT	590,143	—	—	590,143
CONVERTIBLE OBLIGATION	1,692,673	529,199	(529,199)	1,692,673
FUTURE INCOME TAXES	35,700	3,682	—	39,328
OTHER LIABILITIES	33,524	1,793	—	35,317
NON-CONTROLLING INTEREST	1,838	—	—	1,838

TOTAL LIABILITIES	2,453,730	571,559	(535,312)	2,489,977
SHAREHOLDER'S EQUITY
Capital stock	301,801	484,904	(484,904)	301,801
Retained earnings	138,621	105,407	(105,407)	138,621
Other comprehensive income	2,519	277	—	2,796

TOTAL SHAREHOLDER'S EQUITY	442,941	590,588	(590,311)	443,218

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$2,896,671	$1,162,147	$(1,125,623)	$2,933,195

18. MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (Continued)

CONSOLIDATING STATEMENT OF INCOME

For the year ended December 31, 2001

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
REVENUES	$524,214	$318,442	$(4,520)	$838,136
OPERATING EXPENSES
Wages and employee benefits	189,415	123,963	—	313,378
Newsprint	71,753	53,970	—	125,723
Other operating expenses	131,128	72,566	(4,520)	199,174

	392,296	250,499	(4,520)	638,275

OPERATING INCOME BEFORE THE UNDERNOTED	131,918	67,943	—	199,861
Restructuring costs	7,812	9,988	—	17,800
Depreciation and amortization	23,963	23,172	—	47,135
Financial expenses	106,445	30,111	—	136,556
Dividend income	(65,547)	(29,795)	—	(95,342)

INCOME BEFORE TAXES, EQUITY EARNINGS OF COMBINED GUARANTORS AND NON-CONTROLLING INTEREST	59,245	34,467	—	93,712
Income taxes	(1,655)	3,417	—	1,762
Equity earnings of combined guarantors	(31,050)	—	31,050	—
Non-controlling interest	968	—	—	968

NET INCOME	$90,982	$31,050	$(31,050)	$90,982

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

For the year ended December 31, 2001

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
RETAINED EARNINGS, BEGINNING OF YEAR	$92,998	$90,357	$(90,357)	$92,998
Net income	90,982	31,050	(31,050)	90,982
Dividends on common stock	(45,359)	(16,000)	16,000	(45,359)

RETAINED EARNINGS, END OF YEAR	$138,621	$105,407	$(105,407)	$138,621

CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended December 31, 2001

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
CASH PROVIDED BY (USED FOR):
OPERATIONS
Net income	$90,982	$31,050	$(31,050)	$90,982
Items not involving cash:
Depreciation and amortization	23,963	23,172	—	47,135
Future income taxes	1,411	3,854	—	5,265
Non-controlling interest	968	—	—	968
Equity earnings of combined guarantors	(31,050)	—	31,050	—
Dividend not received	(65,547)	(29,795)	—	(95,342)
Interest income and expense not paid or received	(29,199)	29,199	—	—
Other	2,705	(216)	—	2,489
Changes in non-cash operating working capital	90,325	(1,239)	—	89,086

	84,558	56,025	—	140,583
FINANCING
Issuance of convertible obligation	1,600,000	500,000	(500,000)	1,600,000
Loans	63,068	—	—	63,068
Repayment of loans	(101,627)	—	—	(101,627)
Dividends on capital stock	(45,359)	(16,000)	16,000	(45,359)
Other	(2,447)	—	—	(2,447)

	1,513,635	484,000	(484,000)	1,513,635
INVESTING
Investments	(1,600,000)	(500,000)	500,000	(1,600,000)
Additions to fixed assets	(14,454)	(4,753)	—	(19,207)
Proceeds from disposal of fixed assets	242	477	—	719
Dividends received from combined guarantors	16,000	—	(16,000)	—
Other	(9)	—	—	(9)

	(1,598,221)	(504,276)	484,000	(1,618,497)
Increase (decrease) in cash	(28)	35,479	—	35,721
Cash and cash equivalents—beginning of year	3,392	55	—	3,447

Cash and cash equivalents—end of year	$3,364	$35,804	$—	$39,168

CONSOLIDATING BALANCE SHEET

As at December 31, 2002

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$817	$50,229	$—	$51,046
Short-term investments	—	74,419	—	74,419
Accounts receivable	70,237	46,804	—	117,041
Dividend income receivable from Quebecor Media Inc.	63,288	32,483	—	95,771
Income and other taxes	7,021	9,171	—	16,192
Due from parent/guarantor subsidiaries	13,945	—	(13,945)	—
Inventories	6,936	3,564	—	10,500
Prepaid expenses and other assets	4,854	2,178	—	7,032

TOTAL CURRENT ASSETS	167,098	218,848	(13,945)	372,001
INVESTMENT IN QUEBECOR MEDIA INC.	1,100,000	850,000	—	1,950,000
INVESTMENTS IN GUARANTOR SUBSIDIARIES	1,528,822	—	(1,528,822)	—
FIXED ASSETS	103,089	105,341	—	208,430
GOODWILL	362,372	384,281	—	746,653
FUTURE INCOME TAXES	1,303	35,227	—	36,530
OTHER ASSETS	71,998	(223)	—	71,775

TOTAL ASSETS	$3,334,682	$1,593,474	$(1,542,767)	$3,385,389

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$83,708	$34,591	$—	$118,299
Due to parent/guarantor subsidiaries	—	13,945	(13,945)	—
Deferred subscription revenue	10,496	5,946	—	16,442
Current portion of long-term debt	60,000	—	—	60,000

TOTAL CURRENT LIABILITIES	154,204	54,482	(13,945)	194,741
LONG-TERM DEBT	496,782	—	—	496,782
CONVERTIBLE OBLIGATIONS	2,043,089	881,833	(881,833)	2,043,089
FUTURE INCOME TAXES	38,685	8,305	—	46,990
OTHER LIABILITIES	41,595	1,901	—	43,496
NON-CONTROLLING INTEREST	1,838	—	—	1,838

TOTAL LIABILITIES	2,776,193	946,521	(895,778)	2,826,936
SHAREHOLDER'S EQUITY
Capital stock	301,801	489,241	(489,241)	301,801
Retained earnings	248,712	155,997	(155,997)	248,712
Contributed surplus	—	1,751	(1,751)	—
Other comprehensive income	7,976	(36)	—	7,940

TOTAL SHAREHOLDER'S EQUITY	558,489	646,953	(646,989)	558,453

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$3,334,682	$1,593,474	$(1,542,767)	$3,385,389

CONSOLIDATING STATEMENT OF INCOME

For the year ended December 31, 2002

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
REVENUES	$545,309	$311,940	$(3,639)	$853,610
OPERATING EXPENSES
Wages and employee benefits	198,702	119,344	—	318,046
Newsprint	61,842	41,916	—	103,758
Other operating expenses	140,587	73,480	(3,639)	210,428

	401,131	234,740	(3,639)	632,232

OPERATING INCOME BEFORE THE UNDERNOTED	144,178	77,200	—	221,378
Restructuring costs	1,427	768	—	2,195
Depreciation and amortization	15,169	11,866	—	27,035
Financial expenses	166,346	62,705	—	229,051
Dividend income	(137,123)	(66,045)	—	(203,168)

INCOME BEFORE TAXES, EQUITY EARNINGS OF COMBINED GUARANTORS AND NON-CONTROLLING INTEREST	98,359	67,906	—	166,265
Income taxes	(16,568)	449	—	(16,119)
Equity earnings of combined guarantors	(67,457)	—	67,457	—
Non-controlling interest	1,118	—	—	1,118

NET INCOME	$181,266	$67,457	$(67,457)	$181,266

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

For the year ended December 31, 2002

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
RETAINED EARNINGS, BEGINNING OF YEAR	$138,621	$105,407	$(105,407)	$138,621
Net income	181,266	67,457	(67,457)	181,266
Dividends on common stock	(70,945)	(13,000)	13,000	(70,945)
Distribution to QMI	(230)	—	—	(230)
Accumulated deficit on transfer of Gratte-Ciel	—	(3,867)	3,867	—

RETAINED EARNINGS, END OF YEAR	$248,712	$155,997	$(155,997)	$248,712

18. MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2002

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
CASH PROVIDED BY (USED FOR):
OPERATIONS
Net income	$181,266	$67,457	$(67,457)	$181,266
Items not involving cash:
Depreciation and amortization	15,169	11,866	—	27,035
Future income taxes	(1,465)	6,428	—	4,963
Non-controlling interest	1,118	—	—	1,118
Equity earnings of combined guarantors	(67,457)	—	67,457	—
Other	316	(899)	—	(583)
Changes in non-cash operating working capital	(27,371)	16,781	—	(10,590)

	101,576	101,633	—	203,209
FINANCING
Issuance of convertible obligation	—	350,000	—	350,000
Loans	1,844	—	—	1,844
Repayment of loans	(39,085)	—	—	(39,085)
Dividends on capital stock	(70,945)	(13,000)	13,000	(70,945)
Other	(1,186)	—	—	(1,186)

	(109,372)	337,000	13,000	240,628
INVESTING
Investment in Quebecor Media Inc.	—	(350,000)	—	(350,000)
Business acquisitions, net of cash	(756)	—	—	(756)
Dispositions, net of cash	—	925	—	925
Increase in short-term investments	—	(74,419)	—	(74,419)
Additions to fixed assets	(7,024)	(3,285)	—	(10,309)
Proceeds from disposal of fixed assets	29	2,571	—	2,600
Dividends received from combined guarantors	13,000	—	(13,000)	—

	5,249	(424,208)	(13,000)	(431,959)
Increase (decrease) in cash	(2,547)	14,425	—	11,878
Cash and cash equivalents—beginning of year	3,364	35,804	—	39,168

Cash and cash equivalents—end of year	$817	$50,229	$—	$51,046

19. SUBSEQUENT EVENT

        On February 7, 2003, the Company completed an offering of US $205,000 aggregate principal amount of 7 5/8% Senior Notes due 2013. Concurrently with this offering, the Company entered into a new secured credit facility consisting of a five-year revolving credit facility of $75,000 and a six-year term loan B of US $230,000. The proceeds were used to repay borrowings under the Company's existing credit facility, which, as of December 31, 2002 amounted to $300,500, redeem the Company's existing Senior Subordinated Notes, which, as of December 31, 2002 amounted to $214,600, pay dividends to QMI, and for general corporate purposes.

QuickLinks

TABLE OF CONTENTS
EXPLANATORY NOTES
FORWARD-LOOKING STATEMENTS
INDUSTRY AND MARKET DATA
PRESENTATION OF FINANCIAL INFORMATION
EXCHANGE RATE INFORMATION
PART I
Item 1. Identity of Directors, Senior Management and Advisors
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
Selected Financial Data
Capitalization and Indebtedness
Reasons for the Offer and Use of Proceeds
Risk Factors
Item 4. Information on the Company
Item 5. Operating and Financial Review and Prospects
Item 6. Directors, Senior Management and Employees
Item 7. Major Shareholders and Related Party Transactions
Our Shareholder
Certain Relationships and Related Transactions
Item 8. Financial Information
Item 9. The Offer and Listing
Item 10. Additional Information
Taxation
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Item 12. Description of Securities other than Equity Securities
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. Controls and Procedures
Item 16. [Reserved]
PART III
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits
SIGNATURE
CERTIFICATION
CERTIFICATION
INDEX TO HISTORICAL FINANCIAL STATEMENTS
AUDITORS' REPORT TO THE DIRECTORS OF SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED BALANCE SHEETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS