Form 20-F
period 2003-12-31
SUN MEDIA CORP
filed 2004-03-30
CIK 1036648

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

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

☒  Item 17                        ☐  Item 18

i

EXPLANATORY NOTES

        All references in this annual report to "Sun Media" or the "Company," as well as use of the terms "we," "us," "our" or similar terms, are references to Sun Media Corporation, a company continued under the laws of British Columbia, and, unless the context otherwise requires, its subsidiaries and operating companies.

        Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2003.

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

INDUSTRY AND MARKET DATA

        Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Similarly, internal surveys and industry and market data, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of this information.

PRESENTATION OF FINANCIAL INFORMATION

        We state our financial statements in Canadian dollars. In this annual report, references to Canadian dollars, Cdn$, dollars or $ are to the currency of Canada, and references to U.S. dollars or US$ are to the currency of the United States.

        Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States, or U.S. GAAP, see note 19 to our audited consolidated financial statements.

        We are the successor company to 2944707 Canada Inc., a corporation to which Quebecor Inc. transferred the majority of its newspaper operations, or Quebecor Newspapers, in December 1998. 2944707 Canada Inc. acquired Sun Media Corporation, or Old Sun Media, on January 7, 1999, and subsequently amalgamated with Old Sun Media on February 28, 1999. At the time of the acquisition of Le Groupe Vidéotron ltée by Quebecor Inc. in October 2000, we were transferred to Quebecor Media Inc., or Quebecor Media, a subsidiary of Quebecor Inc.. For financial reporting purposes, Quebecor Newspapers is our predecessor. The consolidated results include the results of Old Sun Media only from January 7, 1999, the date of its acquisition by Quebecor Newspapers.

        The term "adjusted EBITDA" is referred to a number of times in this annual report. Sun Media defines adjusted EBITDA as earnings before depreciation, amortization, gains on refinancing of long-term debt, restructuring charges, financial expenses, dividend income, income taxes, non-controlling interest and discontinued operations. Our measure of adjusted EBITDA is identical to a measure used in our financial statements prepared in accordance with Canadian GAAP included in this annual report, "Operating Income Before the Undernoted." See the Consolidated Statements of Income included in our audited consolidated financial statements. Adjusted EBITDA is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with U.S. or Canadian GAAP. Adjusted EBITDA is used in this annual report because we believe that adjusted EBITDA is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Our definition of adjusted EBITDA may not be identical to similarly titled measures reported by other companies. We provide the calculation of adjusted EBITDA used in this annual report under Canadian GAAP and U.S. GAAP, and the reconciliation of adjusted EBITDA used in this annual report to cash provided by operating activities of continuing operations under Canadian GAAP and U.S. GAAP, in footnote 9 to the tables under "Item 3. Key Information — Financial Data."

EXCHANGE RATE INFORMATION

        The following table presents the average, high, low and end of period noon buying rates for the periods indicated, in the City of New York for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are presented as U.S. dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On March 25, 2004, the inverse of the noon buying rate was $1.00 equals US$0.7517.

Year Ended	Average(1)	High	Low	Period End
December 31, 2003	0.7205	0.7738	0.6349	0.7738
December 31, 2002	0.6370	0.6619	0.6200	0.6329
December 31, 2001	0.6446	0.6697	0.6241	0.6279
December 31, 2000	0.6727	0.6969	0.6410	0.6669
December 31, 1999	0.6746	0.6925	0.6535	0.6925
Month Ended	Average(2)	High	Low	Period End
February 29, 2004	0.7519	0.7629	0.7439	0.7460
January 31, 2004	0.7718	0.7880	0.7496	0.7539
December 31, 2003	0.7618	0.7738	0.7460	0.7738
November 30, 2003	0.7616	0.7708	0.7484	0.7708
October 31, 2003	0.7564	0.7667	0.7418	0.7579
September 30, 2003	0.7335	0.7424	0.7207	0.7404

(1)
The average of the exchange rates on the last day of each month during the applicable year.

(2)
The average of the exchange rates for all days during the applicable month.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

        Not applicable.

Item 2. Offer Statistics and Expected Timetable

        Not applicable.

Item 3. Key Information

Financial Data

        The following tables present some consolidated financial information derived from our consolidated balance sheets as at December 31, 2002 and 2003 and statements of income for each of the years ended December 31, 2001, 2002 and 2003 that are included in this annual report. The consolidated financial information as at December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000 has been derived from our audited consolidated financial statements not included in this annual report. The information presented below the caption "Operating Data" is not derived from our consolidated financial statements. All information contained in the following tables should be read in conjunction with our consolidated financial statements, the notes related to those financial statements and "Item 5. Operating and Financial Review and Prospects."

        Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 19 to our audited consolidated financial statements.

	Year ended December 31,
	1999 (1)	2000	2001	2002	2003
	(restated) (2)	(restated) (2)	(restated) (2)	(restated) (2)
	(dollars in thousands)
AMOUNTS UNDER CANADIAN GAAP
Statement of Income Data:
Revenues	803,333	826,098	814,957	831,572	845,922
Operating Expenses	620,103	624,634	617,086	612,127	621,168
Depreciation and amortization (3)	46,248	46,032	46,704	26,530	27,582

Operating income before restructuring charges	136,982	155,432	151,167	192,915	197,172
Restructuring charges (4)	—	—	17,800	2,195	—

Operating income	136,982	155,432	133,367	190,720	197,172
Financial expenses	64,282	53,139	42,201	33,493	43,950
Income taxes (5)	34,300	40,982	35,373	52,108	52,876
Dividend income	—	—	95,342	203,168	224,589
Income from continuing operations (6)	37,646	60,339	150,167	307,169	331,366
Net income (6)	38,369	62,274	152,478	309,175	334,849

	Year ended December 31,
	1999 (1)	2000	2001	2002	2003
	(restated) (2)	(restated) (2)	(restated) (2)	(restated) (2)
	(dollars in thousands)
Balance Sheet Data (at period end):
Cash and cash equivalents	2,617	3,447	39,168	51,046	29,288
Total assets (7)	1,218,093	1,206,409	2,898,046	3,335,892	2,885,597
Total debt	710,207	595,195	554,512	515,147	551,687
Capital stock	301,801	301,801	301,801	301,801	301,801
Shareholder's equity (8)	334,931	397,426	2,139,193	2,599,080	2,012,649
Other Financial Data:
Cash provided by operating activities of continuing operations	73,349	132,591	139,563	196,821	218,621
Cash provided by (used in) investing activities of continuing operations	(606,231)	(19,233)	(1,618,165)	(229,173)	621,677
Cash provided by (used in) financing activities of continuing operations	535,937	(113,492)	1,513,635	43,565	(862,010)
Adjusted EBITDA (unaudited) (9)	183,230	201,464	197,871	219,445	224,754
Adjusted EBITDA margin (unaudited) (9)	22.8%	24.4%	24.3%	26.4%	26.6%
Capital expenditures	12,932	19,334	18,875	9,920	14,309
Operating Data (unaudited):
Monday to Friday paid circulation (10)	991,100	975,400	955,700	937,600	953,000
Saturday paid circulation (10)	1,033,200	1,013,100	973,900	1,004,300	1,002,900
Sunday paid circulation (10)	1,166,100	1,146,100	1,111,000	1,082,900	1,090,000
Paid daily publications (at period end)	16	15	15	15	17
Weekly publications (at period end)	158	169	172	175	171
Other publications (at period end)	16	20	19	18	18
Total publications (at period end)	190	204	206	208	206

	Year ended December 31,
	1999 (1)	2000	2001	2002	2003
	(restated) (2)	(restated) (2)	(restated) (2)	(restated) (2)
	(dollars in thousands)
AMOUNTS UNDER U.S. GAAP
Statement of Income Data:
Revenues	803,333	826,098	814,957	831,572	845,922
Operating expenses	621,672	625,497	618,069	613,082	621,561
Depreciation and amortization (3)	46,248	45,909	46,580	26,530	27,582

Operating income before restructuring charges	135,413	154,692	150,308	191,960	196,779
Restructuring charges (4)	2,394	5,792	17,800	2,195	—

Operating income	133,019	148,900	132,508	189,765	196,779
Financial expenses	64,282	53,139	136,687	229,279	267,936
Income taxes (5)	32,714	37,006	(1,524)	16,724	22,306
Net income (6)	35,992	59,718	90,982	181,266	185,772
Balance Sheet Data (at period end):
Cash and cash equivalents	2,617	3,447	39,168	51,046	29,288
Total assets	1,208,336	1,222,266	2,933,195	3,385,388	2,878,892
Total debt (11)	710,207	616,354	2,287,816	2,599,871	2,210,962
Shareholder's equity (11)	334,778	394,717	443,218	558,453	318,878
Other Financial Data (unaudited):
Adjusted EBITDA (9)	181,661	200,601	196,888	218,490	224,361
Adjusted EBITDA margin (9)	22.6%	24.3%	24.2%	26.3%	26.5%

(1)
For financial reporting purposes, Quebecor Newspapers is our predecessor. The consolidated results include the results of Old Sun Media only from January 7, 1999, the date of its acquisition by Quebecor Newspapers.

(2)
Prior year figures have been restated to reflect the sale of the Company's operating assets in Florida on May 5, 2003 and British Columbia on May 8, 2003, which resulted in discontinued operations. See note 2 to our audited consolidated financial statements.

(3)
Effective January 1, 2002, we implemented Canadian Institute of Chartered Accountants Handbook Section 3062, Goodwill and Other Intangible Assets. The standard requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually. At January 1, 2002, we had unamortized goodwill in the amount of $751.7 million, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. If this change in accounting policy were applied to the reported consolidated statements of income, the impact of the change, in respect of goodwill and intangible assets with indefinite useful lives not being amortized, would be as follows:

	Year Ended December 31,
	1999	2000	2001
	(dollars in thousands)
AMOUNTS UNDER CANADIAN GAAP
Net income	$38,369	$62,274	$152,478
Add back goodwill amortization, net of income taxes	19,319	19,838	20,142

Net income before goodwill amortization	$57,688	$82,112	$172,620

AMOUNTS UNDER U.S. GAAP
Net income	$35,992	$59,718	$90,982
Add back goodwill amortization, net of income taxes	19,319	19,715	20,018

Net income before goodwill amortization	$55,311	$79,433	$111,000

(4)
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

(5)
The net cash payments for income taxes on continuing operations were $30.9 million in the year ended December 31, 1999, $27.1 million in the year ended December 31, 2000 and $3.3 million in the year ended December 31, 2001. Net cash receipts were $0.7 million in the year ended December 31, 2002 and $18.4 million in the year ended December 31, 2003. The significant reduction in cash tax payments since 2001 is the result of transactions we entered into with Quebecor Media, our parent company, to reduce our tax obligations. See "Item 5. Operating and Financial Review and Prospects — Purchase of Shares of Quebecor Media and Service of Convertible Obligations."

(6)
Income from continuing operations and net income for the year ended December 31, 2001 includes dividend income of $95.3 million related to our investment in $1.6 billion of the preferred shares of Quebecor Media. Our investment in the Quebecor Media preferred shares rose to $1.95 billion as at December 31, 2002, and net income for fiscal 2002 includes dividend income of $203.2 million. As at December 31, 2003, our investment in the Quebecor Media preferred shares was $1.59 billion, and net income for fiscal 2003 includes dividend income of $224.6 million. See note 7 to our audited consolidated financial statements.

(7)
Total assets as at December 31, 2001 include our investment in Quebecor Media preferred shares of $1.6 billion. Our investment in Quebecor Media was $1.95 billion and $1.59 billion as at December 31, 2002 and 2003, respectively. See note 7 to our audited consolidated financial statements. Furthermore, discontinued operations in fiscal 2003 resulted in a portion of the decline in total assets as at December 31, 2003. See note 2 to our audited consolidated financial statements.

(8)
Shareholder's equity as of December 31, 2001 includes the outstanding balance on the $1.6 billion convertible obligation we issued to Quebecor Media in July 2001. In November 2002, we issued a new convertible obligation to Quebecor Media in the amount of $350.0 million. Shareholder's equity as of December 31, 2002 includes the outstanding balance on $1.95 billion of these convertible obligations. In July 2003, the Company redeemed $360.0 million of its convertible obligations. Shareholder's equity as of December 31, 2003 includes the outstanding balance on $1.59 billion of these convertible obligations. These convertible obligations are classified as equity under Canadian GAAP because we may elect to convert their unpaid principal and interest into our common shares at any time. The interest on the convertible obligations is charged to retained earnings. See note 12 to our audited consolidated financial statements.

(9)
Adjusted EBITDA margin is adjusted EBITDA as a percentage of revenues. Adjusted EBITDA is calculated from net income, and reconciled to cash provided by operating activities of continuing operations, as follows:

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands)
AMOUNTS UNDER CANADIAN GAAP
Net income	$38,369	$62,274	$152,478	$309,175	$334,849
Discontinued operations	(723)	(1,935)	(2,311)	(2,006)	(3,483)
Depreciation and amortization	46,248	46,032	46,704	26,530	27,582
Financial expenses	64,282	53,139	42,201	33,493	43,950
Restructuring charges	—	—	17,800	2,195	—
Gain on refinancing of long-term debt	—	—	—	—	(7,463)
Income taxes	34,300	40,982	35,373	52,108	52,876
Non-controlling interest	754	972	968	1,118	1,032
Dividend income	—	—	(95,342)	(203,168)	(224,589)

Adjusted EBITDA as defined	183,230	201,464	197,871	219,445	224,754
Financial expenses	(64,282)	(53,139)	(42,201)	(33,493)	(43,950)
Current income taxes	(24,211)	(22,241)	(30,548)	(47,358)	(55,441)
Restructuring charges	—	—	(17,800)	(2,195)	—
Other items not involving cash	742	1,815	1,185	645	1,894
Change in non-cash operating working capital	(22,130)	4,692	31,056	59,777	91,364

		—
Cash provided by operating activities of continuing operations	$73,349	$132,591	$139,563	$196,821	$218,621

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands)
AMOUNTS UNDER U.S. GAAP
Net income	$35,992	$59,718	$90,982	$181,266	$185,772
Discontinued operations	(723)	(1,935)	(2,311)	(2,006)	(3,483)
Depreciation and amortization	46,248	45,909	46,580	26,530	27,582
Financial expenses	64,282	53,139	136,687	229,279	267,936
Restructuring charges	2,394	5,792	17,800	2,195	—
Gain on refinancing of long-term debt	—	—	—	—	(7,583)
Income taxes	32,714	37,006	1,524	(16,724)	(22,306)
Non-controlling interest	754	972	968	1,118	1,032
Dividend income	—	—	(95,342)	(203,168)	(224,589)

Adjusted EBITDA as defined	181,661	200,601	196,888	218,490	224,361
Financial expenses	(64,282)	(53,139)	(136,687)	(229,279)	(267,936)
Current income taxes	(24,211)	(22,241)	3,741	21,687	10,850
Restructuring charges	(2,394)	(5,792)	(17,800)	(2,195)	—
Other items not involving cash	742	1,892	2,455	(475)	10,276
Change in non-cash operating working capital	(18,167)	11,270	90,966	(8,470)	18,069

Cash provided by (used in) operating activities of continuing operations	$73,349	$132,591	$139,563	$(242)	$(4,380)

(10)
Circulation figures represent the average daily paid circulation for the period indicated and include only the 17 paid daily newspapers that we publish.

(11)
Under U.S. GAAP, total debt as of December 31, 2001 includes the outstanding balance on the $1.6 billion convertible obligation we issued to Quebecor Media in July 2001. In November 2002, we issued a new convertible obligation to Quebecor Media in the amount of $350.0 million. Under U.S. GAAP, total debt as of December 31, 2002 includes the outstanding balance on $1.95 billion of these convertible obligations. In July 2003, we redeemed $360.0 million of our convertible obligations. Under U.S. GAAP, total debt as of December 31, 2003 includes the outstanding balance on $1.59 billion of these convertible obligations. These convertible obligations are classified as equity under Canadian GAAP because we may elect to convert the unpaid principal and interest into our common shares at any time. Shareholder's equity under U.S. GAAP, as of each of December 31, 2002 and December 31, 2003, does not include the applicable outstanding balance on these convertible obligations. See note 19 to our audited consolidated financial statements.

Capitalization and Indebtedness

        Not applicable.

Reasons for the Offer and Use of Proceeds

        Not applicable.

Risk Factors

Our substantial indebtedness and significant interest payment requirements could adversely affect our financial condition and prevent us from fulfilling our obligations.

        We currently have a substantial amount of debt and significant interest payment requirements. Our substantial indebtedness could have significant consequences, including the following:

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

  •
  place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds on commercially reasonable terms, if at all.

We will need a significant amount of cash to service our debt. Our ability to generate cash depends on many factors beyond our control.

        Our ability to meet our debt service requirements will depend on our ability to generate cash. Our ability to generate cash depends on many factors beyond our control, such as competition, general economic conditions and newsprint prices. We cannot provide assurance that we will generate sufficient cash flow from operations or that future distributions will be available to us in amounts sufficient to pay our indebtedness or to fund our other liquidity needs.

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

        For the year ended December 31, 2003, our subsidiaries generated approximately 35% of our revenues (before intercompany eliminations) and held approximately 46% of our consolidated total assets. We, therefore, need the cash generated by our subsidiaries from their operations and their borrowings to service our obligations. Our subsidiaries are not obligated to make funds available to us.

        Our subsidiaries' ability to make payments to us will depend upon their operating results and will also be subject to applicable laws and contractual restrictions. Some of our subsidiaries may become subject to loan agreements and indentures that restrict sales of assets and prohibit or significantly restrict the payment of dividends or the making of distributions, loans or advances to shareholders and partners. Our existing debt instruments permit our subsidiaries to incur debt with such prohibitions and restrictions in the future.

There is currently no established trading market for our 7 5/8% Senior Notes due 2013.

        There can be no assurance as to (1) the liquidity of any market that may develop for the Senior Notes, (2) the ability of the holders of the Senior Notes to sell them, or (3) the prices at which any sales may be made. We do not presently intend to apply for a listing of the Senior Notes on any national securities exchange or to quote them on a quotation system. The record holder of the Senior Notes is Cede & Co., a nominee of The Depository Trust Company.

Our revenue is subject to cyclical and seasonal variations.

        Our operating results are sensitive to prevailing local, regional and national economic conditions because of our dependence on advertising sales for revenue. Because a substantial portion of our advertising revenue is derived from local advertisers, our operating results in individual markets could be adversely affected by local or regional economic downturns. Similarly, a substantial portion of our advertising revenue is derived from retail advertisers, who have historically been sensitive to general economic cycles, and our operating results have in the past been materially adversely affected by extended downturns in the Canadian retail sector. In addition, most of our advertising contracts are short-term contracts that can be terminated by the advertisers at any time with little notice. Also, newspaper publishing is labor intensive and, as a result, our business has a relatively high fixed cost structure. During periods of economic contraction, revenue may decrease while some of our costs remain fixed, resulting in decreased earnings.

        In addition, our business has experienced and is expected to continue to experience significant fluctuations in operating results due to, among other things, seasonal advertising patterns and seasonal influences on people's reading habits. In addition, because a greater portion of our circulation is based on single-copy rather than subscription sales, our circulation levels are more vulnerable to seasonal weather changes. Given those seasonal patterns, our second and fourth quarters have historically been our strongest. Our fourth quarter has generally been the strongest and our first quarter has generally been the weakest.

We may be adversely affected by variations in the cost of newsprint.

        Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented 19.7% ($121.3 million) of our total operating expenses before depreciation, amortization and restructuring charges for the year ended December 31, 2001, 16.4% ($100.2 million) for 2002 and 16.2% ($100.8 million) for 2003. As a result, volatile newsprint costs have had, and may in the future have, a material adverse effect on our financial condition and operating results. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility caused by supply and demand imbalances. Since a period of relatively high prices in 1995, during which prices peaked at $950 per metric tonne, the industry has experienced two further full pricing cycles. The average price of newsprint paid by the Company, excluding rebates, increased approximately 7.0% in fiscal 2003 from $681 per metric tonne in 2002 to $729 in 2003.

        We have entered into a long-term agreement expiring December 31, 2005 with a newsprint manufacturer for the supply of all of our newsprint purchases at market prices. Our supply of newsprint may be threatened if this newsprint manufacturer is unable to supply us with sufficient newsprint to meet our needs. Our inability to obtain sufficient newsprint on acceptable terms when needed could materially increase our costs or disrupt our operations.

We operate in a highly competitive industry.

        Revenue generation in the newspaper industry depends primarily on advertising sales and paid circulation. Competition for newspaper advertising is largely based on readership, circulation, demographic composition of the market, price and content of the newspaper. Competition for circulation is largely based on price, editorial content, quality of delivery service and availability of publications. Competition for advertising and circulation revenue comes from local, regional and national newspapers, radio, broadcast and cable television, direct mail and other communications and advertising media that operate in our markets. In recent years, competition with online services and other new media technologies has also increased significantly. In addition, consolidation in the Canadian broadcasting, publishing and other media industries has increased significantly, and our competitors include market participants with interests in multiple industries and media. Some of our competitors have greater financial and other resources than we do. Our competitors may successfully adopt business strategies similar or competitive to ours. Increased competition with our existing and future competitors may have a material adverse effect on our business, financial condition and operating results.

Two of our publications represent a significant portion of our revenue.

        Le Journal de Montréal and The Toronto Sun have historically represented a significant portion of our revenue, and we expect that they will continue to do so for the foreseeable future. Le Journal de Montréal accounted for approximately 19% of our revenue in each of the years ended December 31, 2002 and 2003. Similarly, The Toronto Sun accounted for approximately 17% of our revenue for the year ended December 31, 2002 and 15% of our revenue for the year ended December 31, 2003. We derived approximately 21% of our advertising revenue during each of 2002 and 2003 from Le Journal de Montréal. The Toronto Sun accounted for approximately 16% of our advertising revenue during each of 2002 and 2003. A significant decline in the performance of Le Journal de Montréal or The Toronto Sun or in general advertising spending in the markets they serve could cause our revenue to decrease dramatically.

We may be adversely affected by strikes and other labor protests.

        Approximately one-third of our employees are unionized. We are currently a party to 47 collective bargaining agreements. Seventeen of these collective bargaining agreements (representing approximately 681 employees) will expire on or before December 31, 2004. Twenty-three agreements (representing approximately 1,191 employees) will expire on or before December 31, 2007. The remaining seven collective bargaining agreements (representing approximately 221 employees) have expired and are being negotiated for renewal. In addition, two unions (representing approximately 123 employees) are currently negotiating their first collective bargaining agreements.

        We cannot predict the outcome of any future negotiations relating to union representation or collective bargaining agreements. Pending the outcome of future negotiations, we may experience work stoppages, strikes or other forms of labor protests, which may disrupt our operations and have a material adverse effect on our business, financial condition or operating results. Even if we do not experience strikes or other forms of labor protests, the outcome of labor negotiations could impact our operating results.

We are controlled by Quebecor Media.

        All of our issued and outstanding common shares are held by 3535991 Canada Inc., a wholly owned subsidiary of Quebecor Media. As a result, Quebecor Media controls our policies and operations. The interests of Quebecor Media, as our sole equity holder, may conflict with the interests of the holders of the notes.

        In addition, Quebecor Media has entered into certain transactions with us to consolidate tax losses within the Quebecor Media group. As a result of these transactions, we recognize significant income tax benefits. Quebecor Media may unwind these transactions at any time at its discretion, eliminating our ability to reduce our income tax obligations. See "Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Convertible Obligations."

        Also, Quebecor Media is a holding company with no significant assets other than its equity interests in its subsidiaries. Its principal source of cash to pay its own obligations is the cash that its subsidiaries generate from their operations and borrowings. We expect, to the extent permitted by the terms of our indebtedness and applicable law, to continue to pay significant dividends to Quebecor Media in the future. See "Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Payment of Dividends."

We may not successfully implement our business and operating strategies.

        Our business and operating strategies include increasing advertising and circulation revenues, expanding complementary products and services, reducing costs, achieving efficiencies through geographic clustering and further integrating our newspaper operations with the Quebecor Media group of companies. We may not be able to implement these strategies fully or realize their anticipated results. Implementation of these strategies could also be affected by a number of factors beyond our control, such as operating difficulties, increased operating costs, regulatory developments, general or local economic conditions or increased competition. Any material failure to implement our strategies could have a material adverse effect on our business, financial condition, operating results and ability to meet our obligations, including our ability to service our indebtedness.

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

        Virtually all of our revenues and expenses, other than interest expenses on U.S. dollar-denominated debt, are denominated in Canadian dollars. Except for our revolving credit facility of $75.0 million, all of our indebtedness is denominated, and interest, principal and any premium on our indebtedness will have to be paid, in U.S. dollars. As a result, we are exposed to foreign currency exchange risk. We have entered into transactions to hedge the exchange rate risk arising from our U.S. dollar-denominated debt. However, these hedging transactions may not be successful due to a number of reasons, including the default of counterparties to these hedging transactions, and the resulting foreign exchange rate fluctuations may impair our ability to make payments in respect of our existing indebtedness. In addition, we may be required to provide cash or other collateral to secure our obligations with respect to any such hedging transactions.

        For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any U.S. dollar-denominated debt into Canadian dollars if not appropriately hedged. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign exchange gains or losses.

Item 4.    Information on the Company

History and Development of the Company

        Our legal and commercial name is Sun Media Corporation. Our principal executive office is located at 333 King Street East, Toronto, Ontario, Canada M5A 3X5, and our telephone number is (416) 947-2222. Our registered office is located at 800 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 3P3. Our agent for service of process in the United States under our 7 5/8% Senior Notes due 2013 issued in February 2003 is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

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

        On February 7, 2003, Sun Media issued US$205.0 million (or Cdn$312.2 million) in aggregate principal amount of 7 5/8% Senior Notes due 2013 and entered into a new credit facility that provides for a term loan of US$230.0 million (or Cdn$349.0 million) and a revolving facility of $75.0 million. The net proceeds from the sale of the notes and the new credit facility were used to pay down in full all outstanding Sun Media loans and to pay a $260.0 million dividend to our parent company, Quebecor Media. See "Item 5. Operating and Financial Review and Prospects — Overview."

        In May 2003, the Company completed the sales of its operating assets in Florida and British Columbia, Canada. The total cash consideration on these sales was $22.4 million, resulting in a gain on disposal of $5.8 million, or $3.0 million after taxes. See "Item 5. Operating and Financial Review and Prospects — Overview."

        In November 2003, the Company acquired 100% of the outstanding shares of Annex Publishing & Printing Inc. for total cash consideration of $34.2 million. See "Item 5. Operating and Financial Review and Prospects — Overview." We subsequently amalgamated Annex Publishing & Printing Inc. into Bowes Publishers Limited.

Business Overview

        We are the largest newspaper publisher in Québec and the second largest newspaper publisher in Canada, with a 21.5% market share in terms of weekly paid circulation, according to statistics published by the Canadian Newspaper Association. We publish 17 paid daily newspapers and serve eight of the top eleven urban markets in Canada. Each of our eight urban daily newspapers ranks either first or second in its market in terms of paid circulation. We also publish 171 weekly newspapers and shopping guides and 18 other specialty publications, including two free daily commuter newspapers. We publish the second and third largest non-national dailies in Canada based on weekly paid circulation: Le Journal de Montréal, with a paid circulation of 1.9 million copies, and The Toronto Sun, with a paid circulation of 1.5 million copies. The combined weekly paid circulation of our daily newspapers is approximately 6.9 million copies.

        In addition, we provide a range of commercial printing and other related services to third parties through our national network of production and printing facilities and distribute newspapers and magazines for other publishers across Canada.

Canadian Newspaper Publishing Industry Overview

        Newspaper publishing is the oldest segment of the advertising-based media industry in Canada. The industry is dominated by a small number of major newspaper publishers, of which we are the second largest with a combined average weekly circulation (paid and unpaid) of more than 12 million copies. According to the Canadian Newspaper Association, our 21.5% market share of paid weekly circulation for Canadian daily newspapers is exceeded only by CanWest Media Inc., with a 33.2% market share, and followed by Torstar Corporation (13.8%), Power Corporation (9.3%), Bell Globe Media (6.1%), and Osprey Media (4.6%).

        The newspaper market consists primarily of two segments, broadsheet and tabloid newspapers, which vary in format. With the exception of the broadsheet The London Free Press, all of Sun Media's urban paid daily newspapers are tabloids.

        Newspaper companies derive revenue principally from advertising and circulation. According to industry sources, in 2002, the total Canadian daily newspaper industry revenue was $3.2 billion, with 79% derived from advertising and the remaining 21% coming from circulation. Total advertising revenue for the Canadian daily newspaper industry was $2.5 billion in 2002, which represented 23.0% of total Canadian advertising spending according to the Television Bureau of Canada. From 1997 to 2002, advertising revenues for daily newspapers increased at an average annual rate of 1.8%.

Advertising and Circulation

        Advertising revenues and, to a lesser extent, circulation revenues are cyclical and are generally affected by changes in national and regional economic conditions. Recent statistics indicate that economic growth in Canada increased in 2003 relative to 2002. In addition, recent forecasts by the Bank of Canada project that economic growth will average 2.75% in 2004 and 3.75% in 2005. The improvement in the Canadian economy is expected to result in increased advertising expenditures.

        Advertising revenue is Sun Media's largest source of revenue. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. The Company's strategy is to maximize advertising revenue by providing advertisers with a range of pricing and marketing alternatives to better enable them to reach their target audience. Our newspapers offer a variety of advertising alternatives, including full-run advertisements in regular sections of the newspaper targeted to different readers (including food, real estate and travel); geographically-targeted inserts; special-interest pullout sections and advertising supplements.

        Sun Media's principal categories of advertising revenues are classified, retail and national advertising. Classified advertising has traditionally accounted for the largest share of our advertising revenues in our urban daily newspapers (45% in the year ended December 31, 2003) followed by retail advertising (35% in the same period) and national advertising (17% in the same period). Classified advertising is made up of four principal sectors: automobiles, private party, recruitment and real estate. Automobile advertising is the largest classified advertising category, representing about 47% of all of our classified advertising in terms of revenue for the year ended December 31, 2003. Retail advertising is display advertising principally placed by local businesses and organizations. Our retail advertisers are principally department stores, electronics stores and furniture stores. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Our national advertisers are principally in the automotive sector.

        In the smaller community papers, substantially all of the advertising revenues are derived from local retailers and classified advertisers. These newspapers publish advertising supplements with specialized themes such as agriculture, tourism, home improvement and gardening to encourage advertisers to purchase additional linage in these special editions.

        We believe our advertising revenues are diversified not only by category (classified, retail and national), but also by customer and geography. For the year ended December 31, 2003, our top ten national advertisers accounted for approximately 7% of the total advertising revenue and approximately 5% of overall revenue. In addition, because we sell advertising in numerous regional markets in Canada, the impact of a decline in any one market can be offset by strength in the others.

        Circulation sales are the second-largest source of revenue for the Company. In the large urban markets, newspapers are available through newspaper boxes and retail outlets Monday through Sunday. We offer daily home delivery in every market except Toronto, where The Toronto Sun is home-delivered only on Sunday and in certain designated areas on Saturday. We derive our circulation revenues from single copy sales and subscription sales. Our strategy is to increase circulation revenue by adding newspaper boxes and point-of-sale locations, as well as expanding home delivery. In addition, to increase readership, we are expanding coverage of local news in our newspapers and targeting editorial content to identified groups through the introduction of niche products.

        The majority of the community newspaper publications are distributed free of charge through a controlled distribution system. This enables the publisher to better identify the clientele targeted by advertisers.

Our Newspaper Operations

        We operate our newspaper businesses in urban and community markets. A majority of our newspapers in the Community Newspaper Group are clustered around our eight urban dailies in the Urban Daily Group. We have strategically established our community newspapers near our regional printing facilities in suburban and rural markets across Canada. This geographic clustering enables us to realize operating efficiencies and economic synergies through sharing of management, production, printing, and distribution, as well as accounting and human resources functions.

The Urban Daily Group

        On a combined weekly basis, the eight paid daily newspapers in our Urban Daily Group circulate approximately 6.5 million copies. These newspapers hold either the number one or number two position in each of their respective markets in terms of circulation. In addition, on a combined basis, over 50% of our readers do not read our principal competitor's newspaper in each of our urban daily markets, according to data from the NADbank® 2002 Study.

        Our Urban Daily Group is comprised of eight daily paid newspapers, two free daily commuter newspapers, and three free weekly publications. With the exception of our broadsheet, The London Free Press, the paid daily newspapers are morning tabloids published seven days a week. These are mass circulation newspapers that provide succinct and complete news coverage with an emphasis on local news, sports and entertainment. The tabloid format makes extensive use of color, photographs and graphics. Each newspaper contains inserts that feature subjects of interest such as fashion, lifestyle and special sections. In addition, the Urban Daily Group includes the distribution businesses operated through Messageries Dynamiques and Dynamic Press Group.

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

        The following chart lists our paid daily newspapers and their respective readership in 2002, as well as their market position by paid circulation during that period:

	2002 Average Readership
Newspaper	Saturday	Sunday	Mon-Fri	Market Position by Paid Circulation(1)
Le Journal de Montréal	679,500	448,500	686,400	1
Le Journal de Québec	222,800	149,800	205,000	1
The Ottawa Sun	94,300	76,100	125,600	2
The Toronto Sun	652,200	966,100	839,800	2
The London Free Press	175,800	97,000	166,100	1
The Winnipeg Sun	115,700	118,700	130,500	2
The Edmonton Sun	159,000	177,600	190,300	2
The Calgary Sun	155,600	180,000	182,500	2

Total Average Readership	2,254,900	2,213,800	2,526,200

(1)
Based on paid circulation data published by the Audit Bureau of Circulations in March 2003 with respect to non-national newspapers in each market.

        Le Journal de Montréal.    Le Journal de Montréal is published seven days a week and is widely distributed by Messageries Dynamiques, which specializes in the distribution of publications. According to the Audit Bureau of Circulations, Le Journal de Montréal ranks second in paid circulation, among non-national Canadian dailies and first among French-language dailies in North America. The average daily circulation of Le Journal de Montréal exceeds the circulation of each of its main competitors in Montréal, La Presse, The Gazette and Le Devoir, according to the Audit Bureau of Circulations.

        The following chart reflects the average daily circulation of Le Journal de Montréal for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
Le Journal de Montréal
Saturday	316,400	314,700	314,600
Sunday	267,800	264,800	263,500
Monday to Friday	260,900	262,800	269,600

        Le Journal de Québec.    Le Journal de Québec is published seven days a week and is widely distributed by Messageries Dynamiques. Le Journal de Québec is the number one newspaper in its market. The average daily circulation of Le Journal de Québec exceeds the circulation of its main competitor, Le Soleil, according to the Audit Bureau of Circulations.

        The following chart reflects the average daily paid circulation of Le Journal de Québec for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
Le Journal de Québec
Saturday	121,700	123,200	124,300
Sunday	98,600	100,700	101,500
Monday to Friday	96,200	98,500	99,400

        The Ottawa Sun.    The Ottawa Sun is published seven days a week and is distributed throughout the Ottawa region through its own distribution network. The Ottawa Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes daily with the English language broadsheet, The Ottawa Citizen, and also with the French language paper, Le Droit.

        The following chart reflects the average daily paid circulation of The Ottawa Sun for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
The Ottawa Sun
Saturday	45,200	45,100	44,700
Sunday	52,900	52,800	52,500
Monday to Friday	49,600	49,800	49,300

        The Ottawa Sun also publishes The Ottawa Pennysaver, a free weekly community shopping guide with circulation of approximately 180,000.

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

        The Toronto newspaper market is very competitive. The Toronto Sun competes with Canada's largest newspaper, The Toronto Star and to a lesser extent with The Globe & Mail and The National Post, which are national newspapers. As a tabloid newspaper, The Toronto Sun has a unique format compared to these broadsheet competitors. The competitiveness of the Toronto newspaper market is further increased by several free publications, including Metro, a free weekday commuter newspaper, and niche publications relating to, for example, entertainment and television.

        The following chart reflects the average daily circulation of The Toronto Sun for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
The Toronto Sun
Saturday	169,700	169,300	170,000
Sunday	367,800	350,700	357,000
Monday to Friday	215,300	203,500	200,200

        The London Free Press.    The London Free Press, one of Canada's oldest daily newspapers, emphasizes national and local news, sports and entertainment and is distributed throughout the London area through its own network. It is the only local daily newspaper in its market.

        The following chart reflects the average daily circulation of The London Free Press for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
The London Free Press
Saturday	116,000	112,200	111,900
Sunday	62,700	61,700	66,300
Monday to Friday	93,900	90,800	92,800

        During 2002, The London Free Press launched London This Week, a free weekly community newspaper with a circulation of approximately 105,000 copies, according to internal statistics. London This Week competes with another free weekly publication, The Londoner. The London Free Press also publishes The London Pennysaver, a free weekly community shopping guide with circulation of approximately 149,000, according to internal statistics.

        The Winnipeg Sun.    The Winnipeg Sun is published seven days a week. It serves the metropolitan Winnipeg area and has its own distribution network. The Winnipeg Sun operates as the number two newspaper in the Winnipeg market according to the Audit Bureau of Circulations and competes with The Winnipeg Free Press.

        The following chart reflects the average daily circulation of The Winnipeg Sun for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
The Winnipeg Sun
Saturday	44,400	45,100	42,800
Sunday	58,100	56,400	55,200
Monday to Friday	45,900	45,400	44,000

        The Edmonton Sun.    The Edmonton Sun is published seven days a week and is distributed throughout Edmonton through its own distribution network. The Edmonton Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes with Edmonton's broadsheet daily, The Edmonton Journal.

        The following chart reflects the average daily circulation of The Edmonton Sun for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
The Edmonton Sun
Saturday	72,700	71,600	69,300
Sunday	104,700	102,000	98,700
Monday to Friday	73,800	72,200	69,800

        The Calgary Sun.    The Calgary Sun is published seven days a week and is distributed throughout Calgary through its own distribution network. The Calgary Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations and competes with Calgary's broadsheet daily, The Calgary Herald.

        The following chart reflects the average daily circulation of The Calgary Sun for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
The Calgary Sun
Saturday	67,200	65,100	63,700
Sunday	98,400	97,500	95,400
Monday to Friday	67,500	65,300	64,400

        24 Heures.    In October 2003, Sun Media re-launched its Montréal commuter paper, Montréal Métropolitain, changing the name to 24 Heures. The new publication is a free daily newspaper with an average circulation of 120,000 copies, according to internal statistics. 24 Heures is a glossy, tabloid newspaper which competes with Metro, another free paper in Montréal.

        24 Hours.    In November 2003, we launched a new commuter paper in Toronto, 24 Hours, a free daily newspaper with an average weekday circulation of 229,000 copies, according to internal statistics. The editorial content of 24 Hours concentrates on the Greater Toronto Area and competes with Metro.

Competition

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

        Through Le Journal de Montréal and Le Journal de Québec, we have established market leading positions in Québec's two main urban markets, Montréal and Québec City. Le Journal de Montréal ranks second in circulation after The Toronto Star among non-national Canadian dailies and is first among French-language dailies in North America.

        The London Free Press is one of Canada's oldest daily newspapers and our only daily broadsheet newspaper. It is the only local daily newspaper in its market, although it competes with daily newspapers from surrounding markets.

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

The Community Newspaper Group

        In total, the Community Newspaper Group consists of nine daily community newspapers, 168 community weekly newspapers and shopping guides, and 16 farming and other specialty publications. The Community Newspaper Group also includes NetMedia, its distribution sales arm.

        The total average weekly circulation of the publications in our Community Newspaper Group for the year ended December 31, 2003 was approximately 2.9 million free copies and approximately 684,000 paid copies. The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by the Community Newspaper Group in 2003:

Newspaper	Location	Average Daily Paid Circulation
The Brockville Recorder and Times	Brockville, Ontario	12,100
Stratford Beacon Herald	Stratford, Ontario	10,800
The Daily Herald Tribune	Grande Prairie, Alberta	8,600
St. Thomas Time-Journal	St. Thomas, Ontario	7,900
Woodstock Sentinel-Review	Woodstock, Ontario	6,600
Fort McMurray Today	Fort McMurray, Alberta	6,400
Simcoe Reformer	Simcoe, Ontario	6,300
The Daily Miner & News	Kenora, Ontario	4,800
The Daily Graphic	Portage La Prairie, Manitoba	3,200

Total Average Daily Paid Circulation		66,700

        The weekly and specialty publications of the Community Newspaper Group are distributed throughout Canada. The number of weekly publications on a regional basis is as follows:

Province	Number of Publications
Alberta	42
Manitoba	12
Ontario	49
New Brunswick	1
Québec	58
Saskatchewan	6

Total Publications	168

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

Other Operations

Commercial Printing and Distribution

        Our national network of production and printing facilities enables us to provide printing services for web press (coldset and heatset) and sheetfed products, and graphic design for print and electronic medium. Web presses utilize rolls of newsprint, whereas sheetfed presses use individual sheets of paper. Heatset web presses, which involve a more complex process than coldset web presses, are generally associated with printing on glossy paper. We own 25 web press and 11 sheet fed press operations located throughout Canada. These operations provide commercial printing services for both our internal printing needs and for third parties. Our printing facilities include 15 printing facilities for the daily publications and 16 other printing facilities operated by the Community Newspaper Group in five provinces.

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

Raw Materials

        Newsprint is our second-largest expense, after personnel costs, and represents our largest raw material expense. Newsprint expense represented 16.4% of our total operating expenses (before depreciation, amortization and restructuring charges) for the year ended December 31, 2002, and 16.2% for the year ended December 31, 2003. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility. We seek to manage the effects of newsprint price increases through a combination of, among other things, technology improvements, including web width reduction, inventory management, incentive programs and, when possible, advertising and circulation price increases.

        In addition, to obtain more favorable pricing and to provide for a more secure newsprint supply, we have entered into a long-term agreement expiring December 31, 2005 with a newsprint manufacturer for the supply of all of our newsprint purchases. This agreement enables us to obtain a discount to market prices, as well as providing additional volume rebates for purchases above certain thresholds by combining our purchases with the Canadian purchases of Quebecor World Inc., an affiliated company. This agreement will satisfy most of our anticipated newsprint requirements through the end of 2005.

        Aside from newsprint, the only raw materials of significance to us are ink and press plates, which together accounted for approximately 2.7% of the total operating expenses from our newspaper publishing operations in 2003.

Organizational Structure

        The Company is a wholly owned subsidiary of 3535991 Canada Inc., a 100% owned subsidiary of Quebecor Media, which is a 54.7% owned subsidiary of Quebecor Inc. The following chart illustrates the corporate structure of the Company, together with the jurisdiction of incorporation or organization of each entity, including all material subsidiaries and, where applicable, principal business units as at December 31, 2003.

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

Address	Use of Property	Press Capacity (1)	Floor Space Occupied (sq. ft.)

Toronto, Ontario 333 King Street East	Operations building, including printing plant — The Toronto Sun	4 Metro presses — 32 units 1 Metroliner press — 8 units	239,500
London, Ontario 369 York Street	Operations building, including printing plant — The London Free Press	2 Headliner presses — 12 units 1 Urbanite press — 8 units	150,100
Montréal, Québec 4545 Frontenac Street	Operations building, including printing plant — Le Journal de Montréal	3 Metro presses & 1 Cosmo press — 39 units	162,000
Calgary, Alberta 2615-12 Street NE	Operations building, including printing plant — The Calgary Sun	1 Headliner press — 7 units	90,000
Vanier, Québec 450 Bechard Avenue	Operations building, including printing plant — Le Journal de Québec	2 Urbanite presses — 22 units	73,900
Winnipeg, Manitoba 1700 Church Avenue	Operations building, including printing plant — The Winnipeg Sun	1 Urbanite press — 10 units	63,400
Edmonton, Alberta 9300-47 Street	Printing plant — The Edmonton Sun	1 Metro press — 8 units	50,700
Edmonton, Alberta 4990-92 Avenue	Operations building (leased until December 2013) — The Edmonton Sun	n/a	45,200
Ottawa, Ontario 6 Antares Drive	Operations building (leased until October 2013)	n/a	19,300
Gloucester, Ontario 4080 Belgreen Drive	Printing plant — The Ottawa Sun	1 Urbanite press — 14 units	22,600

(1)
All presses described are manufactured by Goss Graphic Systems. A "unit" is the critical component of a press that determines color and page count capacity. All presses listed have between six and 14 units.

        Our Community Newspaper Group operates from 141 owned and leased locations, with building space totaling approximately 807,000 square feet, located in the communities in which it serves.

Regulation

        Federal or provincial law does not directly regulate the publication of newspapers in Canada. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Income Tax Act (Canada). The Income Tax Act (Canada) limits the deductibility by Canadian taxpayers of advertising expenditures that are made in a newspaper other than a "Canadian issue of a Canadian newspaper." For any given publication to qualify as a Canadian issue of a Canadian newspaper, the entity that publishes it, if publicly traded on a prescribed stock exchange in Canada, must ultimately be controlled, in law and in fact, by Canadian citizens and, if a private company, must be at least 75.0% owned, in law and in fact, by Canadians. In addition, the publication must, with limited exceptions, be printed and published in Canada and edited in Canada by individuals resident in Canada. All of our newspapers qualify as "Canadian issues of Canadian newspapers" and, as a result, our advertisers generally have the right to deduct their advertising expenditures with us for Canadian tax purposes.

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

Environment

        Our operations are subject to federal, provincial and local laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous materials, the recycling of wastes and the cleanup of contaminated sites. Laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations.

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

Item 5. Operating and Financial Review and Prospects

        The following discussion and analysis provides information concerning the operating results and financial condition of the Company for the year ended December 31, 2003 and the major changes from the last financial year.

Overview

        Sun Media operates its newspaper businesses in urban and community markets. The Urban Daily Group consists of eight paid daily newspapers and three free weekly publications in the eight most populated markets in which Sun Media operates, as well as Sun Media's distribution businesses, Messageries Dynamiques and Dynamic Press Group. In addition, during 2003, the Company launched two new free daily commuter publications, 24 Heures and 24 Hours, which are considered part of The Urban Daily Group. The Community Newspaper Group includes the majority of the Company's other publications, including nine paid daily community newspapers, 168 weekly newspapers and weekly shopping guides, and 16 farming and other specialty publications. The Community Newspaper Group has its own distribution sales operation, NetMedia.

        For fiscal 2003, the Urban Daily Group accounted for 72% of Sun Media's revenues and 76% of its adjusted EBITDA. See "PRESENTATION OF FINANCIAL INFORMATION" for the Company's definition of adjusted EBITDA. Two of the Company's daily newspapers, Le Journal de Montréal and The Toronto Sun on their own represent a significant portion of Sun Media's revenues. In fiscal 2003, these two dailies alone comprised 34% of Sun Media's consolidated revenue. Over the same period, the Community Newspaper Group accounted for 28% of the Company's revenues and 24% of its adjusted EBITDA.

        Sun Media's primary sources of revenue are advertising and paid circulation. Its principal categories of advertising revenues are classified, retail and national advertising. Classified advertising is made up of four principal sectors: automobiles, private party, recruitment and real estate. Retail advertising is display advertising generally placed by local businesses and organizations. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Circulation revenues are derived from single copy sales made through retailers and vending boxes and subscription sales delivered to subscriber homes.

Significant 2003 Transactions

        Refinancing of Long-term Debt.    In February 2003, Sun Media issued US$205.0 million (or Cdn$312.2 million) of its 7 5/8% Senior Notes due 2013. Concurrently with the completion of the private placement offering of the Senior Notes, the Company entered into a new senior secured bank credit facility consisting of a $75.0 million revolving facility and a US$230.0 million (or Cdn$349.0 million) term loan B credit facility. The term loan B credit facility was amended in December 2003 to reduce the margin on advances under the facility. See note 10 to our audited consolidated financial statements.

        The Company used the net proceeds from the issuance of the Senior Notes and borrowings under the credit facility, totaling $655.8 million, as well as additional cash then available, to repay borrowings under the old credit facility of $301.5 million, redeem two series of senior subordinated notes then outstanding for an aggregate principal amount of $205.7 million, and pay financing fees on these transactions of $11.3 million. The Company also used the net proceeds to declare and pay to Quebecor Media a dividend of $260.0 million.

        In May 2003, Sun Media completed its offer to exchange US$205.0 million principal amount of its unregistered Senior Notes for an equal principal amount of Senior Notes registered under the Securities Act of 1933, as amended.

        As part of the refinancing, a net gain of $7.5 million, or $5.9 million after taxes, was recorded in fiscal 2003, representing a gain on the unwinding of hedging contracts, a premium and foreign exchange loss on redemption of Sun Media's senior subordinated notes, and the write-off of related deferred financing costs.

        Dispositions of Operating Assets.    In May 2003, the Company sold its operating assets in Florida and British Columbia. The total cash consideration on these sales was $22.4 million, resulting in a gain on disposal of $5.8 million, or $3.0 million after taxes. For financial reporting purposes, the results from the Florida and British Columbia operations for the years ended December 31, 2001, 2002 and 2003, and the related gains on disposal, have been disclosed separately as discontinued operations in the consolidated statements of income and cash flows. See notes 1(i) and 2 to our audited consolidated financial statements.

        The Florida operations included seven weekly publications as well as a commercial printing operation. The British Columbia operations included six weekly publications and a commercial printing plant. We sold these non-core operating assets as part of a strategy to focus on operations in markets where we are already firmly established.

        Acquisition and New Products.    In November 2003, the Company acquired 100% of the outstanding shares of Annex Publishing & Printing Inc. for total cash consideration of $34.2 million. The operations include two daily and seven non-daily publications, two shopping guides and a commercial printing operation, all located in southern Ontario, Canada, one of our core operating markets. We intend to continue to investigate future acquisition opportunities to complement our existing newspaper assets.

        The Company launched two new free weekly publications in Sherbrooke and Trois Rivieres, Québec, in September 2003. In October 2003, Sun Media re-launched its free daily commuter paper, Montréal Métropolitain, changing the name to 24 Heures. In November 2003, Sun Media launched 24 Hours, a free daily commuter paper in Toronto.

Trends

        The Company is highly dependent on advertising sales, which comprise almost 70% of total revenues. The most significant portion of Sun Media's advertising revenues come from the automotive and retail advertising sectors. Therefore, a large portion of the Company's success in achieving revenue growth is dependent on the business cycles of these industries, especially in Ontario, Québec and Alberta. Advertising revenues in the second and third quarters of 2003 were temporarily affected by the effects of Severe Acute Respiratory Syndrome (SARS) on the travel and tourism sector, by the downturn in the beef industry relating to the discovery of mad cow disease (BSE) in Alberta, and by the Ontario power blackout. Furthermore, the Company experienced significant softening in advertising volumes in its automotive, retail and career advertising sectors in the fall of 2003. This decline was relatively short-lived, and there was an improvement in volumes in these sectors in late 2003 and early 2004. The Company expects that advertising revenue growth should continue in 2004, as forecasts for Canada by the Bank of Canada project economic growth in 2004.

        Circulation sales are also an important revenue source for the Company, comprising almost 20% of total revenues. Circulation, measured in terms of copies sold, has been generally declining in the industry over the last ten years due to changing reader habits and the availability of other news sources such as television, radio and Internet. Sun Media's circulation revenues declined in fiscal 2003, as compared to the same period in 2002. This was partly the result of the Company's strategy to change the circulation sales mix in certain markets from single-copy to home delivery, by offering lower-priced subscriptions. This strategy softened circulation revenue yields, although management expects that in the long term it will strengthen the subscriber base and potentially reduce the decline in circulation.

        Competition continues to be intense in the newspaper industry. Free commuter papers launched in the last couple of years and the increased availability of competing daily newspapers have put downward pressure on advertising and circulation revenue. In an effort to compete with these products, Sun Media launched 24 Heures and 24 Hours in 2003, two new commuter newspapers in Montréal and Toronto, respectively.

        Newsprint prices have had a significant effect on Sun Media's operating results, as newsprint is the Company's principal raw material. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility. We manage our newsprint costs by negotiating preferred pricing from suppliers where possible and managing newsprint usage. To obtain more favorable pricing, we have entered into a long-term agreement with a newsprint supplier. The agreement provides for a discount to market prices as well as providing additional volume discounts for purchases above certain thresholds.

        The average newsprint price paid by the Company, excluding rebates, in fiscal 2003, was $729, compared to $681 in fiscal 2002, an increase of 7.0%. In January 2004, newsprint producers in the United States announced a US$50 per metric tonne price increase. Although a comparable price increase has not yet been announced in Canada, we expect that newsprint prices will continue to increase in 2004.

        Salaries and benefits, which represented 51.0% of total operating expenses in the year ended December 31, 2003, is the company's largest operating expense. Therefore, rising health care benefit and pension costs have had, and may in the future have, an adverse effect on our operating results.

        Furthermore, labor relations could have a significant impact on the Company's results, as approximately one-third of Sun Media's employees are unionized. The Company cannot predict the outcome of any future negotiations relating to union representation or collective bargaining agreements. Pending the outcome of future negotiations, the Company may experience work stoppages, strikes or other forms of labor protests, which could disrupt operations and affect operating results. In fiscal 2003, the Company ratified its first collective bargaining agreement for The London Free Press, Sun Media's third largest urban daily newspaper. The agreement was reached without disruption of operations and with minimal impact on financial results.

        As at December 31, 2003, we had seven expired collective bargaining agreements, representing approximately 221 employees. In addition, we have two new unions, representing approximately 123 employees, that are currently negotiating their first collective agreement. Negotiations for these expired contracts and with the new unions are either in progress, or are expected to be negotiated for renewal in 2004.

Operating Results

        Sun Media's consolidated operating results for the years ended December 31, 2001, 2002 and 2003 exclude the results of the Florida and British Columbia operations, which have been disclosed separately as discontinued operations in the consolidated statements of income and cash flows. However, the consolidated results do include the revenues and expenses of Annex Publishing and Printing Inc. from the date of its acquisition on November 3, 2003.

	Year Ended December 31,
	2001 (1)	2002 (1)	2003
	(dollars in millions)
Revenues:
Advertising	$548.1	$570.9	$587.2
Circulation	164.6	168.1	165.3
Commercial printing and other	102.3	92.5	93.4

Total revenues	815.0	831.5	845.9

Operating Expenses:
Wages and employee benefits	302.8	307.5	317.1
Newsprint	121.3	100.2	100.8
Other operating expenses	193.0	204.4	203.2

Total operating expenses	617.1	612.1	621.1

Adjusted EBITDA	$197.9	$219.4	$224.8

Adjusted EBITDA Margin	24.3%	26.4%	26.6%

(1)
The consolidated results for the years ended December 31, 2001 and 2002 have been restated to exclude discontinued operations in Florida and British Columbia.

Fiscal 2003 Compared to Fiscal 2002

        Revenues.    Consolidated revenues for the year ended December 31, 2003 were $845.9 million, compared to $831.5 million for 2002, an increase of $14.4 million or 1.7%. For comparative purposes, if 2003 figures were adjusted to exclude the acquisition of Annex Publishing and Printing Inc. and the 24 Hours start-up operation in Toronto, consolidated revenues increased $11.2 million or 1.3% over the prior year.

        Advertising revenues were $587.2 million for the year ended December 31, 2003, an increase of $16.3 million, or 2.8%, from $570.9 million for fiscal 2002. Excluding acquisitions and start-up operations, advertising revenues increased $14.3 million or 2.5%. Advertising revenues were strong in most operations, due to an increase in average advertising rates of 3.5% in 2003, compared to 2002. Management placed significant emphasis during the year on improving advertising rates in all markets, and will continue to do so in 2004 by implementing a formalized sales program aimed at standardizing sales processes throughout the Company. Advertising volumes decreased in 2003 compared to the prior year, partly as a result of the increased advertising rates. Despite the decrease in volumes, the Urban Daily Group maintained its advertising linage market share, relative to the competition.

        Circulation revenues for fiscal 2003 decreased compared to fiscal 2002 by $2.8 million, or 1.7%, from $168.1 million to $165.3 million. Excluding acquisitions and start-up operations, circulation revenues decreased by $3.1 million or 1.8%. Although circulation revenues in the Montréal and Québec daily newspapers increased slightly in 2003 as compared to 2002, the remaining six urban dailies experienced a decline in circulation revenues and paid circulation during that period. A strategy implemented in several markets to obtain longer-term subscriptions by offering lower subscription prices reduced circulation revenue yields, although it is expected to solidify the subscriber base in the future.

        Commercial printing and other revenues were $93.4 million for the year ended December 31, 2003, an increase of $0.9 million, or 1.0%, compared to 2002. Excluding acquisitions and start-up operations, commercial printing and other revenues were flat year over year.

        Operating Expenses.    Wages and employee benefit expenses increased $9.6 million, or 3.1%, from $307.5 million during 2002 to $317.1 million during 2003. Excluding acquisitions and start-up operations, wages and employee benefit expenses increased $8.1 million in 2003, or 2.6%. The increase in wages and employee benefit expenses was the result of normal wage increases, higher pension and benefit costs and increased commissions related to higher advertising revenues. We also incurred a stock compensation expense of $1.9 million in the year ended December 31, 2003. We incurred no such stock compensation expense in fiscal 2002.

        Newsprint expenses of $100.8 million for fiscal 2003 were $0.5 million, or 0.5% higher than 2002. Excluding acquisitions and start-up operations, newsprint expenses increased $0.3 million or 0.3%. The increase was due to increased newsprint purchases necessary to print our new publications and to print some of our newspapers that we transferred from third party presses to internal presses in 2003. The increase in volume purchased was partially offset by higher newsprint rebates.

        Other operating expenses were $203.2 million for the year ended December 31, 2003, a decrease of $1.1 million, or 0.5%, over 2002. Excluding acquisitions and start-up operations, other operating expenses decreased by $3.8 million or 1.8%. Stringent cost containment measures were implemented, and the greatest cost savings were achieved in promotion and marketing expenses and administration expenses.

        Adjusted EBITDA.    Consolidated adjusted EBITDA for the year ended December 31, 2003 of $224.8 million was $5.4 million, or 2.4%, higher than adjusted EBITDA for 2002 of $219.4 million. Excluding acquisitions and start-up operations, adjusted EBITDA increased by $6.6 million or 3.0%. The improvement in adjusted EBITDA is explained by the increase in revenues and savings in other expenses, partially offset by increases in payroll expenses and newsprint costs.

        Adjusted EBITDA margin represents adjusted EBITDA as a percentage of revenues. Sun Media's adjusted EBITDA margin for fiscal 2003 was 26.6%, compared to 26.4% for fiscal 2002. Excluding acquisitions and start-up operations, our adjusted EBITDA margin was 26.8% for fiscal 2003.

        Depreciation and Amortization.    Depreciation and amortization expenses of $27.6 million in the year ended December 31, 2003 were $1.1 million higher than in the year ended December 30, 2002. This included an amortization expense of $0.4 million relating to intangible assets identified as part of the 2003 acquisition of Annex Publishing and Printing Inc.

        Gain on Refinancing of Long-term Debt.    In the year ended December 31, 2003, a net gain of $7.5 million, or $5.9 million after taxes, was recorded, representing a gain on the unwinding of hedging contracts, a premium and foreign exchange loss on redemption of Sun Media's senior subordinated notes, and the write-off of related deferred financing costs.

        Financial Expenses, Dividend Income, Income Taxes, Discontinued Operations, and Net Income. Financial expenses for the year ended December 31, 2003 were $44.0 million, compared to $33.5 million for the year ended December 31, 2002. This increase of $10.5 million, or 31.2%, was due primarily to higher debt as a result of the refinancing completed in the first quarter of 2003.

        Sun Media earned dividend income of $224.6 million on its investment in Quebecor Media preferred shares during the year ended December 31, 2003, compared to $203.2 million during the year ended December 31, 2002. This increase in dividend income of $21.4 million related to the greater average investment in Quebecor Media preferred shares in 2003 as compared to 2002. As at December 31, 2003, Sun Media had a receivable of $90.9 million from Quebecor Media, representing the cumulative declared, but unpaid, dividend on these shares.

        The provision for income taxes was $52.9 million in the year ended December 31, 2003, compared to $52.1 million in the year ended December 30, 2002. The effective tax rate, excluding dividend income, was 32.9% in 2003, compared to 33.1% the prior year.

        Income from discontinued operations for the twelve months ended December 31, 2003 was $3.5 million, including the after-tax gains on the disposal of assets in Florida and British Columbia of $3.0 million. This compares to income from discontinued operations of $2.0 million for the twelve months ended December 31, 2002.

        Net income for the year ended December 31, 2003 was $334.8 million, compared to $309.2 million for the same period in 2002, an increase of $25.6 million or 8.3%. The positive variance in net income is explained by the increase in adjusted EBITDA in the year, higher dividend income, and the gain on refinancing of long-term debt, partially offset by the increase in financial expenses.

Fiscal 2002 Compared to Fiscal 2001

        Revenues.    Consolidated revenues for the year ended December 31, 2002 were $831.6 million, compared to $815.0 million for the year ended December 31, 2001, an increase of $16.6 million or 2.0%.

        Advertising revenues were $570.9 million for the year ended December 31, 2002, an increase of $22.8 million, or 4.2%, from $548.1 million for the year ended December 31, 2001. The Urban Daily Group accounted for the majority of this increase, with all the urban dailies except those serving Toronto and London experiencing higher advertising revenues due primarily to a combination of higher volume and higher earned rates. On average, advertising linage increased by approximately 2.8% for the year ended December 31, 2002, with declines in national advertising linage being more than offset by improvements in the retail and classified sectors. Advertising rates for the Urban Daily Group increased on average by 0.7% compared to the year ended December 31, 2001. Overall, advertising revenues were higher in the Community Newspaper Group, with softness in Ontario being offset by strong growth in Québec.

        Circulation revenues for the year ended December 31, 2002 increased over 2001 by $3.5 million, or 2.1%, from $164.6 million to $168.1 million. The Urban Daily Group accounted for the vast majority of this increase, with the Community Newspaper Group being relatively flat year over year. The urban daily newspapers in Ontario experienced the most significant declines in average paid circulation due to the highly competitive newspaper markets in which they operate. However, these declines were offset somewhat by growth in average paid circulation of other urban dailies, primarily those in Québec.

        Commercial printing and other revenues were $92.5 million for the year ended December 31, 2002, a decrease of $9.7 million, or 9.5%, compared to 2001. The decrease was mainly due to the loss of a significant printing contract and lower newsprint prices, as commercial printing is a cost-plus business.

        Operating Expenses.    Wages and employee benefit expenses increased $4.6 million during 2002, or 1.5%, from $302.8 million in 2001 to $307.5 million in 2002. This increase was the result of normal wage increases and higher pension and benefit costs.

        Newsprint expenses of $100.2 million for the year ended December 31, 2002 were $21.1 million, or 17.4%, lower than the year ended December 31, 2001. The decrease was mainly due to lower newsprint prices as well as lower newsprint consumption.

        Other operating expenses were $204.4 million for the year ended December 31, 2002, an increase of $11.5 million, or 6.0%, over the year ended December 31, 2001. The increase is partially due to the management fee that Sun Media began paying to Quebecor Media in 2002. The management fee was $5.1 million for the year ended December 31, 2002. Excluding this management fee, other operating expenses for 2002 were $6.4 million, or 3.3%, greater than other operating expenses for 2001.

        Adjusted EBITDA.    Consolidated adjusted EBITDA for the year ended December 31, 2002 of $219.4 million was $21.6 million, or 10.9%, higher than adjusted EBITDA for the year ended December 31, 2001 of $197.9 million. The increase in revenues, reduction in newsprint prices and effective cost-containment measures introduced in 2001 and continued in 2002 accounted for the majority of the improvement. These factors were partially offset by the management fee that Sun Media began paying to Quebecor Media in 2002, higher payroll expenses as a result of normal wage increases, higher pension and benefit costs, and staffing for new publications, as well as other costs relating to investments in distribution operations.

        Adjusted EBITDA margin represents adjusted EBITDA as a percentage of revenues. Sun Media's adjusted EBITDA margin for the year ended December 31, 2002 was 26.4%, compared to 24.3% for 2001.

        Depreciation and Amortization.    Depreciation and amortization expenses of $26.5 million in the year ended December 31, 2002 were $20.2 million lower than in the year ended December 30, 2001. Approximately $21.3 million of the decrease was a result of the fact that effective January 1, 2002, the Company ceased amortization of goodwill, in accordance with Section 3062 of the CICA Handbook.

        Financial Expenses, Dividend Income, Income Taxes, Discontinued Operations and Net Income. Financial expenses for the year ended December 31, 2002 were $33.5 million, compared to $42.2 million for the year ended December 31, 2001. This decrease of $8.7 million, or 20.6%, was due both to lower interest rates on our floating rate debt and a lower principal amount of debt outstanding. During 2002, Sun Media made net debt repayments of $37.2 million.

        Sun Media earned dividend income of $203.2 million on its investment in the Quebecor Media preferred shares during the year ended December 31, 2002, compared to $95.3 million during the year ended December 31, 2001. This increase in dividend income was due to the full-year realization of its investment in July 2001, and an additional investment in November 2002, in the Quebecor Media preferred shares. As of December 31, 2002, Sun Media had a receivable of $95.8 million from Quebecor Media, representing the cumulative declared, but unpaid, dividend on these shares.

        The provision for income taxes was $52.1 million in the year ended December 31, 2002, compared to $35.4 million in the year ended December 30, 2001. The effective tax rate, excluding the dividend income, decreased to 33.1% in 2002 from 38.8% in 2001, due mainly to reduced non-deductible expenses and lower statutory tax rates.

        Income from discontinued operations for the twelve months ended December 31, 2002 was $2.0 million, compared to $2.3 million for the twelve months ended December 31, 2001.

        Net income for the year ended December 31, 2002 was $309.2 million, compared to $152.5 million for the same period in 2001. Higher dividend income of $107.8 million accounted for a large portion of the year over year increase in net income.

Liquidity and Capital Resources

  Liquidity and Capital Resource Requirements

        Sun Media's principal liquidity and capital resource requirements consist of:

  •
  business acquisitions;

  •
  capital expenditures to augment and update facilities;

  •
  service and repayment of debt;

  •
  payment of dividends;

  •
  purchase of the Quebecor Media preferred shares and service of the convertible obligations issued to Quebecor Media; and

  •
  contractual requirements and other commercial commitments.

        Business Acquisitions.    On November 3, 2003, the Company acquired 100% of the outstanding shares of Annex Publishing & Printing Inc. for total cash consideration of $34.2 million. We intend to continue to investigate further acquisitions that complement our business and operating strategies.

        Capital Expenditures to Augment and Update Facilities.    During the year ended December 31, 2003, the Company spent $14.3 million to fund capital expenditures. During that period we spent approximately $3.1 million to augment the color capacity at the Montréal printing facility. Management expects the final installation to be completed in 2004, for a total project cost of approximately $5.0 million. The additional color capacity will enable Le Journal de Montréal to pursue new sources of revenue, while improving the print quality of the newspaper.

        Sun Media incurred expenditures of $2.2 million in the year ended December 31, 2003 to acquire computer-to-plate technology for its printing facilities in Québec City, Winnipeg and Ottawa. The Company has already spent $2.5 million in 2002 and $2.1 million in 2001 to acquire this technology for its printing facilities in Toronto, Edmonton, Calgary and Montréal. The computer-to-plate equipment replaces film image setters and related computer systems and contributes to improved operating results by providing a more efficient workflow, as well as higher quality newspapers. We expect to spend a further $1.3 million in 2004 to implement this technology in several of our community newspaper operations.

        Sun Media is also investing in new information systems across the Company. Capital expenditures of $0.7 million were made in the year ended December 31, 2003 for a new classified advertising billing system in Toronto. We intend to spend approximately $3.0 million in 2004 and future years to implement a new circulation and distribution system in several of our locations. This system will replace old systems with new technology that will enable the Company to realize operational efficiencies and cost savings and improve customer service levels.

        Management does not expect its 2004 capital requirements to exceed approximately $25 million in aggregate.

        Service and Repayment of Debt.    In February 2003, Sun Media refinanced its debt. The Company used the net proceeds from the issuance of its 7 5/8% Senior Notes due 2013 and borrowings under a new credit facility, totaling $655.8 million, as well as additional cash then available, to repay borrowings under its old credit facility of $301.5 million and redeem two series of senior subordinated notes then outstanding in an aggregate principal amount of $205.7 million. See note 10 to our audited consolidated financial statements.

        Furthermore, during the year ended December 31, 2003, Sun Media made cash interest payments of $38.8 million, and net debt repayments of $13.8 million on its long-term debt. In the year ended December 31, 2002, Sun Media made cash interest payments of $33.9 million and net repayments on its long-term debt of $37.2 million.

        Payment of Dividends.    In the year ended December 31, 2003, Sun Media paid dividends of $151.2 million, or $119.94 per common share, to Quebecor Media, in connection with its ownership of 1,261,000 common shares. Similarly, the Company paid aggregate dividends of $70.9 million, or $56.26 per common share, to Quebecor Media during the year ended December 31, 2002. Sun Media expects, to the extent permitted by the terms of its indebtedness and applicable law, to continue to pay significant dividends to Quebecor Media in the future.

        In addition, a further $260.0 million was paid to Quebecor Media during the year ended December 31, 2003 as part of a transaction whereby Sun Media refinanced its debt (see note 10 to our audited consolidated financial statements). Of the total dividend of $260.0 million, Quebecor Media used $150.0 million to repay debt of Sun Media's affiliate, Videotron, and the balance was used by Quebecor Media for general corporate purposes.

        Purchase of Shares of Quebecor Media and Service of Convertible Obligations.    Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, Sun Media has entered into some transactions that have the effect of consolidating tax losses within the Quebecor Media Group.

        During the year ended December 31, 2001, Sun Media issued a $1.6 billion convertible obligation to Quebecor Media and used the proceeds to invest in $1.6 billion of the Quebecor Media preferred shares. The convertible obligation matures on July 14, 2007 and bears interest at 12.15% payable semi-annually. The Quebecor Media preferred shares are redeemable at the option of Quebecor Media and retractable at the option of Sun Media at the paid-up value. They carry a 12.5% annual fixed cumulative preferential dividend payable semi-annually.

        On November 28, 2002, Sun Media issued a new convertible obligation to Quebecor Media in the amount of $350.0 million. This new convertible obligation matures on November 28, 2008 and otherwise has terms and conditions substantially similar to the $1.6 billion convertible obligation issued in July 2001. The Company used the proceeds from the issuance of this new convertible obligation to invest in an additional $350.0 million of Quebecor Media preferred shares having terms and conditions substantially similar to those issued in 2001.

        On July 31, 2003, Sun Media sold $360.0 million of its investment in the Quebecor Media preferred shares. Sun Media used the proceeds to redeem $360.0 million of its $1.95 billion in convertible obligations held by Quebecor Media, resulting in a principal balance of $1.59 billion of convertible obligations as at December 31, 2003. The convertible obligations had accrued interest due to Quebecor Media of $88.3 million as at December 31, 2003, due on January 14, 2004.

        On January 14, 2004, Sun Media sold a further $450.0 million of its investment in the Quebecor Media preferred shares, and used the proceeds on the same day to redeem $450.0 million of its $1.59 billion in convertible obligations held by Quebecor Media, resulting in a principal balance of $1.14 billion in convertible obligations.

        During the year ended December 31, 2003, Sun Media made cash interest payments of $223.0 million on the convertible obligations. During the year ended December 31, 2002, Sun Media made cash interest payments of $197.1 million on the convertible obligations.

        These issuances of the convertible obligations to Quebecor Media and the Quebecor Media preferred shares to Sun Media for the same principal amounts significantly reduce the Company's income tax obligation. This is because the interest expense on the convertible obligations is deductible for income tax purposes, while the dividend income on the Quebecor Media preferred shares is not taxable.

        For financial reporting purposes under Canadian GAAP, the tax benefit of the interest on the convertible obligations is netted against the interest charged to retained earnings, and is not reflected in the provision for income taxes on the income statement. For this reason, for those periods during which this structure is in place, Sun Media anticipates its net cash taxes to be substantially lower than the provision for income taxes in its income statements prepared under Canadian GAAP.

Contractual Obligations and Commitments

        Sun Media's material obligations under firm contractual arrangements, including commitments for future payments under the convertible obligations, long-term debt arrangements and operating lease arrangements as of December 31, 2003, are summarized below and are fully disclosed in notes 10, 12 and 14 to the audited consolidated financial statements.

	Payments Due By Period
Contractual Obligations:	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
	(dollars in millions)
Convertible obligations	$1,678.4	$88.4	$—	$1,590.0	$—
Long-term debt	551.7	3.0	6.0	6.0	536.7
Operating leases and other	38.2	12.1	12.1	6.1	7.9

Total contractual cash obligations	$2,268.3	$103.5	$18.1	$1,602.1	$544.6

        As of December 31, 2003, the outstanding balance on the convertible obligations was $1.68 billion, comprised of a principal balance of $1.59 billion and $88.4 million in unpaid interest due on January 14, 2004. The principal amount of $1.33 billion matures on July 14, 2007, and the principal amount of $255.0 million matures on November 28, 2008.

        On February 7, 2003, Sun Media issued US$205.0 million (or Cdn$312.2 million) of its 7 5/8% Senior Notes due 2013. Concurrently with the sale of the Senior Notes, the Company entered into a new senior secured bank credit facility consisting of a $75.0 million revolving facility and a US$230.0 million (or Cdn$349.0 million) term loan B credit facility. As a result of these transactions, substantially all of Sun Media's long-term debt will mature after five years.

        Sun Media rents equipment and premises under various operating leases, and enters into long-term commitments to purchase services and capital. As of December 31, 2003, minimum payments under these leases and agreements over the next five years and thereafter were approximately $38.2 million in aggregate. This includes a commitment to spend approximately $1.9 million in 2004, to increase the color capacity in the Montréal printing facility.

        In addition, in 2002 the Company entered into a five-year management services agreement with Quebecor Media pursuant to which Quebecor Media provides the Company with internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. This agreement provides for an annual management fee of $5.4 million in 2003, $6.6 million in 2004 and amounts to be agreed upon for the years 2005 and 2006. In addition, Quebecor Media is entitled to reimbursement for out-of-pocket expenses incurred in connection with the services provided under the agreement. In no event may the fees and reimbursements paid to Quebecor Media for any given year exceed 1.5% of Sun Media's consolidated revenues for such year.

        Other Commercial Commitments.    Sun Media and an affiliated company have a long-term agreement, expiring December 31, 2005, with a newsprint manufacturer for the supply of all of Sun Media's newsprint purchases. This agreement provides for a discount to market prices and additional volume discounts for purchases above certain thresholds. Sun Media is committed to purchase 125,400 metric tonnes of newsprint per year under this agreement. Because the commitment fluctuates with the market price of newsprint, the dollar amount of the contractual commitment cannot be estimated.

Sources of Liquidity and Capital Resources

        Primary sources of liquidity and capital resources are:

  •
  funds from operations;

  •
  financing from related party transactions;

  •
  debt from capital markets borrowings and bank financing; and

  •
  business dispositions.

        Funds from Operations.    Cash provided by operations for the year ended December 31, 2003 of $218.6 million was $21.8 million more than for the year ended December 31, 2002 of $196.8 million, an increase of 11.1%. This increase was partly due to the increase in adjusted EBITDA for the year ended December 31, 2003 of $5.4 million, compared to the adjusted EBITDA for the year ended December 31, 2002. Furthermore, there was a favorable variance in cash taxes of $17.7 million for the year ended December 31, 2003, compared to prior year, mainly due to the tax benefit associated with the interest expense on the convertible obligations. The timing of payments and receipts on other non-cash working capital items explained most of the remaining variance.

        Financing from Related Party Transactions.    In the year ended December 31, 2001, the Company's most significant financing activity was the issuance to Quebecor Media of a $1.6 billion convertible obligation, which matures on July 14, 2007 and bears interest at 12.15% payable semi-annually. On November 28, 2002, Sun Media issued a new convertible obligation to Quebecor Media in the amount of $350.0 million. This obligation matures on November 28, 2008 and otherwise has terms and conditions substantially similar to the $1.6 billion convertible obligation issued in July 2001. The proceeds from the issuances of the convertible obligations were used to invest in $1.95 billion of the Quebecor Media preferred shares.

        On July 31, 2003, Sun Media sold $360.0 million of its investment in the Quebecor Media preferred shares, and sold a further $450.0 million on January 14, 2004. The proceeds were used to redeem an equal principal amount of Sun Media's convertible obligations held by Quebecor Media. Sun Media's total investment in the Quebecor Media preferred shares was $1.59 billion as at December 31, 2003, and $1.14 billion following the repayment on January 14, 2004.

        During the year ended December 31, 2003, Sun Media received cash dividends of $229.4 million from its investment in the Quebecor Media preferred shares, compared to $202.7 million during the year ended December 31, 2002. As of December 31, 2003, Sun Media also had a receivable of $90.9 million from Quebecor Media, representing the cumulative declared, but unpaid, dividend on these shares due January 14, 2004.

        Debt from Capital Market Borrowings and Bank Financing.    On February 7, 2003, Sun Media issued US$205.0 million (or Cdn$312.2 million) of its Senior Notes. Concurrently with the completion of the private placement offering of the Senior Notes, Sun Media entered into a new senior secured credit facility consisting of a $75.0 million revolving facility and a US$230.0 million (or Cdn$349.0 million) term loan B credit facility. Sun Media used the net proceeds from the issuance of the Senior Notes and borrowings under the new credit facility, totaling $655.8 million, as well as additional cash then available to repay borrowings under the old credit facility of $301.5 million, redeem two series of senior subordinated notes with a then outstanding aggregate principal amount of $205.7 million, and pay financing fees on these refinancing transactions of $11.3 million.

        Following the refinancing, Sun Media's principal sources of cash are cash generated from operations and borrowings available under the new credit facility. As at December 31, 2003, total available borrowing capacity under the revolving credit facility was $75.0 million. As at December 31, 2003, the Company had used $0.1 million of the revolving facility to secure outstanding letters of credit.

        The credit facility contains covenants that restrict the declaration and payment of dividends and other distributions, as well as financial ratios such as maximum leverage, interest coverage and fixed charge coverage ratios. The Senior Notes also contain covenants restricting the Company's ability to declare and pay dividends, and make other distributions. Sun Media has always operated within its financial ratios and expects to continue to do so in 2004. The Company in the past has paid significant dividends to Quebecor Media and plans to pay significant dividends in 2004, to the extent permitted by its debt covenants.

        Business Dispositions.    On May 5 and 8, 2003, the Company completed the sales of its operating assets in Florida and British Columbia, respectively. The total cash consideration on these sales was $22.4 million, resulting in a gain on disposal of $5.8 million, or $3.0 million after taxes.

Cash Management and Financial Position

        Management expects that its principal needs for cash relating to Sun Media's existing operations will be to fund operating activities and working capital, capital expenditures and debt service. These requirements will be funded from the sources of cash described above. Management also intends to continue to investigate potential business acquisitions that would complement existing operations. We would expect to fund a smaller acquisition with cash from operations or borrowings under the existing credit facility, and a larger acquisition through sources of financing such as debt from capital market borrowings or additional bank financing, to the extent permitted by our debt covenants.

        As at December 31, 2003, Sun Media had cash and cash equivalents of $29.3 million. As at December 31, 2003, total long-term debt, including the current portion, was $551.7 million. This represents an increase in debt of $36.6 million from the December 31, 2002 balance of $515.1 million. The February 7, 2003 refinancing increased the total outstanding debt balance by $140.1 million. This increase was offset by net repayments on the debt of $13.8 million and a decrease in the carrying value of the debt relating to foreign exchange of $89.7 million. The decrease in the carrying value of the debt relating to the foreign exchange conversion was offset completely by the increase in the value on the balance sheet of the financial instruments used to hedge the debt.

Financial Instruments

        On February 7, 2003, the Company entered into forward contracts to hedge foreign exchange fluctuations related to the principal amount of the Senior Notes maturing in February 2013. These contracts have the effect of converting the principal repayment on maturity of the Senior Notes from US$205.0 million to Cdn$312.2 million. The Company also entered into fixed and floating cross currency interest rate swaps to hedge foreign exchange fluctuations related to (i) the interest on the Senior Notes and (ii) the principal and interest on the portion of the credit facility denominated in U.S. dollars. The effect of these agreements is to convert the Company's obligation to service interest and principal payments on the debt from U.S. dollars to Canadian dollars.

        Furthermore, Sun Media may use financial instruments to manage interest rate and foreign exchange exposure on material purchases in foreign currency, such as capital equipment. The Company does not use financial instruments for trading or speculative purposes.

        Realized and unrealized gains or losses associated with derivative instruments are deferred under assets or liabilities on the balance sheet and are recognized in income in the same period and in the same financial category in which the underlying hedged transaction is recognized.

Off-Balance Sheet Arrangements

Guarantee Agreements

        Sun Media has entered into guarantee agreements with third parties that may result in an obligation to Sun Media, depending on certain events that would trigger the liability. These guarantees are described below:

        Operating Leases.    The Company has guaranteed a portion of the residual values of certain leased assets under operating leases that expire between 2004 and 2007. If the fair value of an asset at the end of its lease term is less than the expected fair value as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. As at December 31, 2003, the maximum exposure to the Company in respect of these guarantees was $2.3 million. The Company has not recorded a liability associated with these guarantees as it is unable to estimate potential payments under such guarantees. Historically, payments of this nature have not been significant.

        Business and Asset Disposals.    In connection with certain dispositions of businesses or assets, the Company may provide customary representations and warranties that range in duration and for which a maximum dollar amount may not be specified. In addition to indemnification provisions relating to failure to perform covenants and breach of representations and warranties, the Company may agree to indemnify the purchaser against claims from the Company's past conduct of the business. The Company is unable to estimate the liability for these indemnifications because the provisions may not limit the Company's potential liability if a triggering event were to occur. Accordingly, amounts are generally not accrued in the consolidated financial statements with respect to these indemnification agreements unless Sun Media expects to make payments under them.

        Senior Notes.    Under the terms of its Senior Notes, Sun Media has agreed to indemnify noteholders against changes in withholding tax laws that would act to reduce the amount of proceeds receivable by the noteholder per the terms of the Senior Notes. These indemnifications extend for the term of the Senior Notes and do not provide any limit on the maximum potential liability. Any amounts payable under the indemnity would increase the future effective cost of borrowing. Due to the nature of the indemnification agreement, the Company is unable to estimate the maximum amount it could be required to pay to noteholders. Accordingly, no amount has been accrued in the consolidated financial statements with respect to the agreement.

Critical Accounting Estimates

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

Long-lived Assets

        Sun Media reviews its property, equipment and intangible assets with definite useful lives for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of the assets to the projected discounted cash flows the assets are expected to generate. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value.

        Sun Media also evaluates goodwill for impairment, on at least an annual basis and whenever events or circumstances indicate that the carrying amount may not be recoverable from its estimated future cash flows. Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount of net assets, including goodwill, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired, and a second test is performed to measure the amount of impairment loss. Some of the newspapers operate in highly competitive markets. Adverse changes in market conditions or readership trends in the newspapers could result in an impairment charge of goodwill in the future.

        In management's determination of the recoverability of property, equipment, intangible assets and goodwill, estimates used in preparing the discounted cash flows and determining the fair values of reporting units are based on historical customer patterns, industry trends and existing competitive factors believed to be reasonable under the circumstances. Actual results may differ from these estimates due to changes in assumptions or conditions, potentially resulting in an impairment of the value and life of long-lived assets.

Employee Future Benefits

        Pensions.    Pension costs are determined using actuarial methods and could be impacted significantly by assumptions regarding future events, including expected return on plan assets and rate of compensation increases. The fluctuation of the discount rate at each measurement date also has an impact. Pension expense is charged to operations and includes:

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

        For defined benefit plans, the expected return on plan assets is based on the expected long-term rate of return on plan assets and the fair value of plan assets. Weighted average assumptions for the pension benefit plans in 2003 included a discount rate of 6.25%, an expected return on plan assets of 7.75%, and compensation increases of 3.75%.

        Other Post-retirement Benefits.    The Company accrues the cost of post-retirement benefits other than pensions. These costs are impacted significantly by a number of management assumptions, which include the discount rate, the rate of compensation increase, and an annual rate of increase in the per capita cost of covered health care benefits. These benefits, which are funded by the Company as they become due, include life insurance programs and medical benefits. The cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation are amortized over the expected average remaining service life of the employee group covered by the plans.

        Weighted average assumptions for other benefit plans in 2003 included a discount rate of 6.25% and a compensation increase of 3.75%. For measurement of the accumulated post-retirement benefit obligation, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed. The rate was assumed to decrease to 5.0% over ten years and remain at that level thereafter. An increase of 1% in the assumed health care cost trend would increase the current annual service costs by $0.2 million, interest costs by $0.3 million and benefit obligations by $4.6 million. A decrease of 1% in the assumed health care cost trend would decrease the current annual service costs by $0.1 million, interest costs by $0.2 million and benefit obligations by $3.5 million.

Income Taxes

        Management uses judgment and estimates in determining the appropriate rates and amounts to record future taxes, giving consideration to timing and probability. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax law or reviews by tax authorities. Furthermore, management must evaluate the likelihood of realization of future income tax assets, and determine whether a valuation allowance is required.

Canadian and United States Accounting Policy Differences

        Sun Media prepares its financial statements in accordance with Canadian GAAP, which differs in certain respects from GAAP in the United States. The areas of material differences and their impact on the financial statements are described in note 19 to the audited consolidated financial statements included elsewhere in this annual report. The significant differences include: (1) the accounting for the $1.59 billion of convertible obligations and (2) the accounting for derivative financial instruments.

        Under Canadian GAAP, the convertible obligations issued by Sun Media are considered to be part of shareholder's equity, and the interest expense on them, net of taxes, is charged to retained earnings. Under U.S. GAAP, these convertible obligations would be classified as long-term debt and the related interest expense on them would be recorded in the statements of income. As a result, under U.S. GAAP, income for the years ended December 31, 2001, 2002 and 2003 decreased by $58.4 million, $128.4 million and $145.2 million, respectively.

        Under Canadian GAAP and U.S. GAAP prior to January 1, 2001, derivative financial instruments are accounted for on an accrual basis, with gains and losses being deferred and recognized in income in the same period and in the same financial category as the income or expense arising from the corresponding hedged position. Sun Media adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, effective January 1, 2001 for reporting under U.S. GAAP. As a result, under U.S. GAAP, derivative financial instruments are recorded at fair value and Sun Media's income for the year ended December 31, 2001 decreased by $1.8 million (or $1.2 million after taxes), income for the year ended December 31, 2002 increased by $1.7 million (or $1.1 million after taxes), and income for the year ended December 31, 2003 decreased by $5.6 million (or $3.7 million after taxes).

Recent Accounting Pronouncements

Recent Canadian GAAP Accounting Pronouncements

        The Canadian Institute of Chartered Accountants ("CICA") recently adopted the following new standards:

CICA 3475, Disposal of Long-lived Assets and Discontinued Operations

        In December 2002, the CICA issued the revised Section 3475, Disposal of Long-lived Assets and Discontinued Operations, of the CICA Handbook. Section 3475 provides specific criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be accounted for at the lower of their carrying amounts or fair value, less selling costs. Section 3475 also broadens the scope of businesses that qualify for reporting by including as discontinued operations any disposals of a component of an entity for which operating results and cash flows can be clearly distinguished from the rest of the company, and changes the timing of loss recognition on these operations.

        The revised standards in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated under an exit plan committed to on or after May 1, 2003, however, early application is permitted. The Company adopted these standards as of January 1, 2003. Therefore, the results from the Florida and British Columbia operations for the years ended December 31, 2001, 2002 and 2003, and the related gains on disposal have been disclosed separately as discontinued operations in the consolidated statements of income and cash flows.

AcG-14, Guarantees

        Effective January 1, 2003, the Company adopted the new CICA Accounting Guideline AcG-14, Guarantees, which requires certain disclosures of obligations under guarantees.

Recent U.S. GAAP Accounting Pronouncements

SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS No. 123

        In December 2002, the FASB issued this statement, which provides alternative methods of transition for an entity that voluntarily changes to the fair-value-based method of accounting for stock-based employee compensation, in a fiscal year beginning before December 16, 2003. Three methods are available:

        Prospective method — apply recognition provisions to all employee awards granted, modified or settled after the beginning of the fiscal year in which the recognition provisions are first applied;

        Modified prospective method — recognize stock-based employee compensation cost from the beginning of the period in the fiscal year in which the recognition provisions are first applied as if the fair-value-based accounting method in this statement had been used to account for all employee awards granted, modified or settled in fiscal years beginning after December 15, 1994 (the original implementation date of SFAS 123); and

        Retroactive restatement method — restate all periods presented to reflect stock-based compensation cost under the fair-value-based accounting method for all employee awards granted, modified or settled in fiscal years beginning after December 15, 1994. Restatement of periods not presented is permitted but not required.

        If an entity elects to adopt the fair-value-based method in fiscal years beginning after December 15, 2003, the change may not be reported using the prospective method. Sun Media accounts for all stock option plans using the fair-value-based method. Therefore, this statement will not have an impact on the Company's financial reporting.

Item 6.    Directors, Senior Management and Employees

Directors and Senior Management

The following table presents some information concerning our directors and executive officers as of March 12, 2004:

Name and Municipality of Residence	Age	Position
ANDRÉ BOURBONNAIS* Saint-Lambert, Québec	42	Director
PIERRE FRANCOEUR Ste-Adèle, Québec	51	Director and President and Chief Executive Officer; Publisher and Chief Executive Officer, Le Journal de Montréal
JEAN LA COUTURE* Montréal, Québec	57	Director
JEAN-LOUIS MONGRAIN* Brossard, Québec	60	Director
PIERRE KARL PÉLADEAU Montréal, Québec	42	Director and Chairman of the Board
THOMAS A. ROPER Vancouver, British Columbia	53	Director
MARIE-E CHLUMECKY Montréal, Québec	51	Assistant Corporate Secretary
MARK D'SOUZA Beaconsfield, Québec	43	Vice President and Treasurer
WILLIAM R. DEMPSEY London, Ontario	60	Executive Advisor to the President and Chief Executive Officer
NEIL FOWLER Toronto, Ontario	47	Publisher and Chief Executive Officer, The Toronto Sun
SERGE GOSSELIN Longueuil, Québec	50	Vice President, Corporate Editorial
BOB HARRIS Oakville, Ontario	51	Vice President, New Business Development
ED HUCULAK East St. Paul, Manitoba	54	Publisher & Chief Executive Officer, The Winnipeg Sun
GUY HUNTINGFORD Calgary, Alberta	47	Publisher and Chief Executive Officer, The Calgary Sun
CHRISTOPHER R. KRYGIEL Mississauga, Ontario	45	Vice President, Human Resources

Name and Municipality of Residence	Age	Position
KIN-MAN LEE Richmond Hill, Ontario	40	Vice President, Corporate Controller
JEAN-CLAUDE L'ABBEE Québec City, Québec	53	Publisher and Chief Executive Officer, Le Journal de Québec
JACQUES MALLETTE Boucherville, Québec	46	Executive Vice President & Chief Financial Officer
J. CRAIG MARTIN Sherwood Park, Alberta	48	Vice President Operations, Western Canada
PIERO MENICUCCI Toronto, Ontario	33	Director of Finance
SUSAN MUSZAK London, Ontario	41	Publisher and Chief Executive Officer, The London Free Press
GORD NORRIE Winnepeg, Manitoba	45	Publisher and Chief Executive Officer, The Edmonton Sun
BERNARD PAGEAU Laval-Des-Rapides, Québec	52	Assistant Corporate Secretary
CHERYL A.M. PHILLIPS Toronto, Ontario	50	Vice President, Corporate Sales Development
NANCY RENDLE Toronto, Ontario	34	Director of Corporate Controls
NOLIN RICHARD Richmond Hill, Ontario	44	Vice President, Corporate Production, Distribution and Procurement
LOUIS SAINT-ARNAUD Mont St-Hilaire, Québec	57	Vice President, Legal Affairs
DAVID SWAIL North York, Ontario	47	Vice President Operations, Central Canada
CLAUDINE TREMBLAY Nun's Island, Québec	50	Corporate Secretary

* Member of the audit committee

        André Bourbonnais, Director. Mr. Bourbonnais has served as a Director of Quebecor Media since December 2002. He serves as a member of the audit committee and the compensation and human resources committee of Quebecor Media. After working at the Montréal office of the law firm of Stikeman Elliot, Mr. Bourbonnais became an Associate and later a Partner at Transact International, a mergers and acquisitions consultancy company in Monaco. He returned to Montréal in 1993 and joined Teleglobe Inc., where he was successively Senior Legal Counsel, Executive Vice President, and Chief Legal Officer and Secretary. He then became Senior Vice President and Chief Legal Officer of Cirque du Soleil Inc. Mr. Bourbonnais joined CDPQ in 2001 as President of CDP Capital Financial Services and in December 2002 was named President of CDP Capital Communications. Mr. Bourbonnais is a member of the Québec Bar and a graduate of the London School of Economics and Political Science.

        Pierre Francoeur, Director and President and Chief Executive Officer; Publisher and Chief Executive Officer, Le Journal de Montréal. Mr. Francoeur has served as a Director of Sun Media since June 2001. Mr. Francoeur was appointed our President and Chief Executive Officer in May 2001, after serving as Executive Vice President and Chief Operating Officer for almost one year. He continues to serve as Publisher and Chief Executive Officer of Le Journal de Montréal. Mr. Francoeur first joined Le Journal de Montréal in 1979. In 1983, Mr. Francoeur left Le Journal de Montréal to found L'Hebdo de Laval, a weekly newspaper. In 1994, he returned to Le Journal de Montréal as Editor-in-Chief, and was appointed Publisher the following year. In April 1998, Mr. Francoeur was appointed Vice President, Dailies Division, Quebecor Communications Inc. Later that same year, he became President, Dailies Division, Quebecor Communications Inc. Mr. Francoeur is a member of the Board of the Canadian Press and the Canadian Newspaper Association.

        Jean La Couture, FCA, Director. Mr. La Couture has served as a Director of Quebecor Media and the Chairman of its audit committee since May 5, 2003. Mr. La Couture, a Fellow Chartered Accountant, is President of Private Hearing Ltd., a mediation and negotiation firm, and President of Top Management Services, Inc., a management firm. He also acts as President for the "Regroupement des assureurs de personnes à charte du Québec (RACQ)". From 1972 to 1994, he was President and Chief Executive Officer of three organisations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. Mr. La Couture also serves as Director on the Board of Directors of several corporations, including Quebecor Inc., Quebecor Media, Groupe Pomerleau (a Québec-based construction company), Innergex Power Income Fund, and ISACSOFT, Inc.

        Jean-Louis Mongrain, Director. Mr. Mongrain has served as a director of Quebecor Media since December 12, 2002. He has been a member of Quebecor Media's audit committee since May 5, 2003. Mr. Mongrain is an experienced banker, who successively worked for the Royal Bank of Canada and the Laurentian Bank. Mr. Mongrain graduated from Sherbrooke University where he obtained a master's degree in commerce. He worked for more than 10 years for the Royal Bank of Canada where he occupied various functions in the commercial and corporate banking sectors. After that, he worked for the Laurentian Bank from 1989 to 2000 where he served as head of the credit functions of the bank as well as President of the credit committee. He was responsible for the updating of the credit policies and was also involved in several due diligence investigations in connection with various acquisitions.

        Pierre Karl Péladeau, Director and Chairman of the Board. Mr. Péladeau has served as a Director of Sun Media since February 1999. Mr. Péladeau is President and Chief Executive Officer of Quebecor Inc. and President and Chief Executive Officer of Quebecor World Inc. Mr. Péladeau joined Quebecor's communications division in 1985 as Vice President, Operations. In 1991, he was named President of Quebecor Group Inc. In 1995, Mr. Péladeau helped establish Quebecor Printing Europe and as its President, oversaw its growth through a series of acquisitions in France, the United Kingdom, Spain and Germany to become Europe's largest printer by 1997. In 1997, Mr. Péladeau became Executive Vice President and Chief Operating Officer of Quebecor Printing Inc. In 1999, Mr. Péladeau became President and Chief Executive Officer of Quebecor Inc. Mr. Péladeau sits on the boards of numerous Quebecor companies and is active in many charitable and cultural organizations.

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

        Marie-É. Chlumecky, Assistant Corporate Secretary. Ms. Chlumecky has been a member of the legal department of Quebecor Media since May 2001. Prior to joining Quebecor Media, Ms. Chlumecky was Corporate Services Manager of BCE Inc. for two years and legal counsel of Fednav Limited for sixteen years.

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

        Neil Fowler, Publisher and Chief Executive Officer, The Toronto Sun. Mr. Fowler was appointed publisher and Chief Executive Officer of The Toronto Sun in June 2003. Prior to his appointment, Mr. Fowler was Director of his own communications company in the United Kingdom. He began his career in 1978 as a reporter at the Leicester Mercury evening newspaper in the East Midlands of England. He subsequently became Editor-in-Chief of four daily newspapers — the Lincolnshire Echo (1984), the Derby Evening Telegraph (1987), The Journal, Newcastle upon Tyne (1991) and The Western Mail (1994-2002), the national morning newspaper of Wales. He was also Acting Managing Director of Western Mail and Echo Ltd. in 2001. In 1999 and 2000, Mr. Fowler was President of the Society of Editors, the United Kingdom's campaigning and lobbying organization that represents newspaper and broadcast editors at national, regional and local level.

        Serge Gosselin, Vice President, Corporate Editorial. Mr. Gosselin was appointed to the position of Vice President Corporate Editorial in May 2003. Mr. Gosselin joined Quebecor Newspapers in 1987 as Managing Editor at Le Journal de Québec. In September 1998, Mr. Gosselin was promoted to Editor in Chief of The Winnipeg Sun.

        Bob Harris, Vice President, New Business Development. Mr. Harris was appointed to the position of Vice President, New Business Development in August 2003. Prior to joining Sun Media Mr. Harris worked for Tristar Media Group for 4 years, rising to Publisher and Group General Manager. Prior to that, Mr. Harris held various management positions with the Globe and Mail for over 5 years.

        Ed Huculak, Publisher and Chief Executive Officer, The Winnipeg Sun. Mr. Huculak was appointed to his position in December 2003. Mr. Huculak began his career with The Winnipeg Sun in 1980, as an Advertising Sales Executive. During his time with The Winnipeg Sun, Mr. Huculak was appointed Retail Manager in 1984, National Sales Manager in 1986, and General Sales Manager in 1989. He then moved to The Calgary Sun in 1991, where he spent 12 years, the last seven as the Advertising Director. In December of 2003, he was appointed Publisher and Chief Executive Officer of The Winnipeg Sun.

        Guy Huntingford, Publisher & Chief Executive Officer, The Calgary Sun. Senior Group Publisher, Southern Alberta. Mr. Huntingford was appointed Publisher & Chief Executive Officer, The Calgary Sun in January 2000. He was appointed Senior Group Publisher, Southern Alberta in September of 2002. Mr. Huntingford began his career with Sun Media in September of 1981 when he joined The Toronto Sun as a Systems Analyst. He held a number of Information Technology positions and was appointed Corporate Director of Information Technology in 1988. In 1995 Mr. Huntingford became the Executive Assistant to the President & Chief Executive Officer, a job he held for 18 months when he was then appointed Vice President, Operations, The Toronto Sun. Mr. Huntingford held this title until he was appointed to his current position.

        Christopher R. Krygiel, Vice President, Human Resources. Mr. Krygiel was appointed to the position of Vice President, Human Resources in 2001. He joined Sun Media in July 1998 as Corporate Director of Human Resources. Prior to that time, Mr. Krygiel had worked with Beaver Lumber Company for eleven years and rose to position of Director of Human Resources.

        Jean-Claude L'Abbée, Publisher and Chief Executive Officer, Le Journal de Québec. Mr. L'Abbée was appointed Publisher and Chief Executive Officer of Le Journal de Québec in 1982. He began his career with Quebecor in 1974. From 1974 to 1976 he was Promotions Director for Le Journal de Québec and in addition managed public relations and advertising campaigns for Le Journal de Montréal and the Sunday Express, one of Quebecor's weekly newspapers. From 1976 to 1982, Mr. L'Abbée was Vice-President, Sales of Le Journal de Québec.

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

        Jacques Mallette, Executive Vice President and Chief Financial Officer. Mr. Mallette has also served as Executive Vice President and Chief Financial Officer of Quebecor Inc., Quebecor Media and Sun Media Corporation since March 2003. Prior to joining the Quebecor group of companies, Mr. Mallette was President and Chief Executive Officer of Cascades Boxboard Group Inc., where he started as Vice President and Chief Financial Officer in 1994. He also serves as director of a number of subsidiaries of Quebecor Media. Mr. Mallette has been a member of the Canadian Institute of Chartered Accountants since 1982.

        J. Craig Martin, Vice President Operations, Western Canada. Mr. Martin became Publisher and Chief Executive Officer of The Edmonton Sun in 1994. In 1999, Mr. Martin was appointed our Vice President, Western Group, and in 2002, he was appointed Western Vice President. Mr. Martin joined The Toronto Sun Publishing Corporation in January 1984 as the Controller of The Calgary Sun. From 1988 to 1992, he was General Manager of The Calgary Sun. From 1992 to 1994, he was Associate Publisher of The Calgary Sun. He also serves as a director of the Edmonton Chamber of Commerce and the Science Alberta Foundation.

        Piero Menicucci, Director of Finance. Mr. Menicucci was appointed to his position in July 2003. Mr. Menicucci joined the corporate finance department in May 1997, and has held various finance positions, including treasury and taxation roles, during his tenure with the Company. Prior to joining Sun Media, Mr. Menicucci worked with Coopers & Lybrand, an international audit and consulting firm.

        Susan Muszak, Publisher and Chief Executive Officer, The London Free Press. Ms. Muszak was appointed to her position in May 2001. She began her career with The London Free Press in 1995 as Advertising Director. In 1998 she was appointed to the position of General Manager. Prior to that time, Ms. Muszak worked for Southam Newspaper Group for 16 years in several management positions, rising to Adverstising Director for The Hamilton Spectator.

        Gord Norrie, Publisher and Chief Executive Officer, The Edmonton Sun. Mr. Norrie was appointed to the position of Publisher and Chief Executive Officer, The Edmonton Sun in 2003. Mr. Norrie joined The Calgary Sun in 1985 in the sales department and by 1996 was promoted to General Manager of The Calgary Sun. In 1999, Mr. Norrie was appointed Publisher and Chief Executive Officer of The Winnipeg Sun until 2003.

        Bernard Pageau, Assistant Corporate Secretary. Mr. Pageau joined Quebecor in 1996 as legal counsel. Prior to 1996, Mr. Pageau was an attorney with Stikeman, Elliott, a Canadian law firm, for over 10 years. Mr. Pageau was appointed Assistant Corporate Secretary for Sun Media in July 2001.

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

        Nancy Rendle, Director of Corporate Controls. Ms. Rendle joined the corporate finance department of Sun Media in July 1995. Ms. Rendle has served in various finance roles during her tenure with the Company, and was appointed to her current position in July 2003. Prior to joining Sun Media, Ms. Rendle worked as an auditor with Coopers & Lybrand, an international audit and consulting firm. Ms. Rendle is a member of the Canadian Institute of Chartered Accountants.

        Nolin Richard, Vice President, Corporate Production, Distribution and Procurement. Mr. Richard was appointed to his current position in 2003. Mr. Richard began his career with Quebecor Printing in 1987 as Plant Engineer in Lasalle, Québec and in 1989, he was promoted to Plant Manager. In 1990, he was appointed Production Manager at Le Journal de Québec. In 1998, he was promoted to Vice President of Production and Information Services of Le Journal de Québec and in 1999, he became Vice President, Operations of The Toronto Sun. In 2001, he was appointed Vice President of Corporate Production.

        Louis Saint-Arnaud, Vice President, Legal Affairs. Mr. Saint-Arnaud is Vice President, Legal Affairs and Corporate Secretary of Quebecor Inc. and Quebecor Media. Mr. Saint-Arnaud also served as General Manager for Québec-Livres, a division of Quebecor, from 1989 to 1990. He was Vice President, Legal Services and Secretary of Marine Industries Limited from 1980 to 1987. Mr. Saint-Arnaud was Director, Legal Services and Assistant Secretary of Société Générale de Financement du Québec from 1976 to 1980.

        David Swail, Vice President Operations, Central Canada. Mr. Swail was appointed to the position of Vice President Operations, Central Canada in May 2003. Immediately prior to joining us, Mr. Swail was Vice President Operations with CanWest newspapers for over eight years. Prior to joining CanWest newspapers, Mr. Swail worked extensively in magazine publishing with Logus Media for a period of eight years.

        Claudine Tremblay, Corporate Secretary. Ms. Tremblay has served as the Director, Corporate Services and Assistant Secretary of Quebecor Media since 2001. Ms. Tremblay is also Director, Corporate Services and Assistant Secretary of Quebecor Inc. Ms. Tremblay has held this and other positions within the Quebecor group of companies since 1988. From 1979 to 1987, Ms. Tremblay was Assistant Secretary of the National Bank of Canada.

Board Practices

        Reference is made to "Item 6. Directors, Senior Management and Employees — Directors and Senior Management" for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.

        There are no directors' service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

        Our board of directors has six directors. Each director is selected by Quebecor Media, our sole shareholder, to serve until a successor director is elected or appointed. On June 30, 2003, we formed a three-person audit committee composed of Messrs. Jean La Couture, André Bourbonnais and Jean-Louis Mongrain. Mr. La Couture is the Chairman of our audit committee and our audit committee financial expert. See "Item 16A. — Audit Committee Financial Expert." We do not have a remuneration committee.

        Our board of directors adopted the mandate of our audit committee in light of the Sarbanes-Oxley Act of 2002. In general, our audit committee assists our board of directors in overseeing our financial controls and reporting. Our audit committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

        The current mandate of our audit committee provides, among other things, that our audit committee reviews our annual and quarterly financial statements before they are submitted to our board of directors, as well as the financial information contained in our annual reports on Form 20-F, our management's discussion and analysis of financial conditions and results of operations, our quarterly reports furnished to the SEC under cover of Form 6-K and other documents containing similar information before their public disclosure or filing with regulatory authorities; reviews our accounting policies and practices; and discusses with our independent auditors the scope of their audit and reviews their recommendations and the responses of our management to their recommendations. Our audit committee is also responsible for ensuring that we have in place adequate and efficient internal control and management information systems to monitor our financial information and to ensure that our transactions with related parties are made on terms that are fair for us. Our audit committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to our independent auditors, and it submits the appropriate recommendations to our board of directors in connection with these services and fees. Our audit committee also reviews the scope of the audit and the results of the examinations conducted by our internal audit department. In addition, our audit committee recommends the appointment of our independent auditors, subject to our sole shareholder's approval. It also reviews and approves our Code of Ethics for our President and Chief Executive Officer and principal financial officers.

Compensation of Directors and Executive Officers

        Directors who are not officers or employees of Sun Media receive a fee of $1,200 per meeting. The chairman of the audit committee receives an annual fee of $3,500. All directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with meetings of the board of directors.

        The aggregate amount of compensation paid by Sun Media in the year ended December 31, 2003 to our executive officers as a group, who are named in the table under "— Directors and Senior Management," was $4.6 million. Compensation includes salaries, bonuses and profit-sharing payments.

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

        All of the options granted under this stock option plan entitle their holders to acquire common shares of Quebecor Media. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares as determined by the compensation committee (if the common shares of Quebecor Media are not listed at the time of the grant) or the trading price (as defined in this stock option plan) of the common shares on the stock exchanges where such shares are listed at the time of the grant. Unless authorized by the compensation and human resources committees for a change in control transaction, no option may be exercised by an optionee if the shares of Quebecor Media have not been listed on a recognized stock exchange. At December 31, 2009, if the shares of Quebecor Media have not been so listed, optionees will have until January 31, 2010 to exercise their vested options (the "Private Company Window"). At the time an optionee exercises his or her options, such optionee may request to receive in lieu of the underlying common shares a cash amount (a "Cash Exercise") representing the difference between the exercise price of the option and the fair market value or the trading price, as the case may be, of the underlying common shares at the time of exercise. For any Cash Exercises, and in particular for the anticipated multiple Cash Exercises if the Private Company Window is in effect, Quebecor Media may elect to pay all amounts owing in several installments if prudent considering its financial situation. Options not exercised prior to their expiration will be forfeited and may be re-issued pursuant to this stock option plan.

        Except under specific circumstances and unless the compensation and human resources committees decide otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the compensation and human resources committees at the time of grant:

(1)
equally over five years with the first 20.0% vesting on the first anniversary of the date of the grant,

(2)
equally over four years with the first 25.0% vesting on the second anniversary of the date of the grant, and

(3)
equally over three years with the first 33.3% vesting on the third anniversary of the date of the grant.

        The maximum number of common shares of Quebecor Media that may be issued under this stock option plan is 6,185,714 common shares (representing 5% of all outstanding shares of Quebecor Media), and no optionee may hold options covering more than 5.0% of the outstanding shares of Quebecor Media.

        As at December 31, 2003, 687,111 options have been granted to our executive officers to purchase common shares of Quebecor Media at an average price of $16.22, as determined by the compensation committee of Quebecor Media, in accordance with the terms and conditions of this stock option plan.

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

        As at December 31, 2003, 15,000 options to purchase class B subordinate voting shares of Quebecor Inc. have been granted to one of our senior executive officers at an exercise price of $27.64 per share under the Quebecor Inc. stock option plan.

        The closing sale price of the class B subordinate voting shares of Quebecor Inc. on The Toronto Stock Exchange on December 31, 2003 was $23.66 per share.

Pension Benefits

        Quebecor Media maintains a pension plan, which provides higher pension benefits to eligible executive officers than those provided to other non-unionized employees. The higher pension benefits under this plan equal 2.0% of average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and from the age of 61 years without actuarial reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under such pension plans are as prescribed by the Income Tax Act (Canada). An executive officer contributes to this plan an amount equal to 5.0% of his or her salary not exceeding $91,667 (the salary generating the maximum pension payable in accordance with the Income Tax Act (Canada)), for a maximum contribution of $4,583 per year.

        The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Membership
Compensation
	10	15	20	25	30
$91,667 or more	$18,333	$27,500	$36,667	$45,833	$55,000

Supplemental Retirement Benefit Plan for Designated Executives

        In addition to the pension plan in force, Quebecor Media provides supplemental retirement benefits to certain designated executives. Four senior executive officers of Sun Media are participants under such plan.

        The supplemental pension is calculated as under the pension plan but without regard to the limitations of the Income Tax Act (Canada), less the pension payable under the pension plan. The pension is payable for life without reduction from the age of 61. In case of death after retirement and from date of death, the plan provides for the payment of a joint and survivor pension to the eligible surviving spouse, representing 50.0% of the retiree's pension for a period of up to ten years. Early retirement and death benefits are slightly different for two senior executive officers who were executives of Sun Media before 1988.

        The table below indicates the annual supplemental pension that would be payable at the normal retirement age of 65 years:

	Years of Membership
Compensation
	10	15	20	25	30
$ 300,000	41,667	$62,500	$83,333	$104,167	$125,000
400,000	61,667	92,500	123,333	154,167	185,000
500,000	81,667	122,500	163,333	204,167	245,000
600,000	101,667	152,500	203,333	254,167	305,000
800,000	141,667	212,500	283,333	354,167	425,000
1,000,000	181,667	272,500	363,333	454,167	545,000
1,200,000	221,667	332,500	443,333	554,167	665,000
1,400,000	261,667	392,500	523,333	654,167	785,000

        Plan provisions are slightly different for two senior executive officers, who were executives of Sun Media before 1988. As of December 31, 2003, the four participating senior executive officers had credited service ranging from 3.5 years to 28.2 years.

Liability Insurance

        Quebecor Inc. carries liability insurance for the benefit of its directors and officers, and the directors and officers of its direct and indirect subsidiaries, including us, and certain associated companies, against certain liabilities incurred by them in such capacity.

Employees

        As of December 31, 2003, we employed approximately 5,824 employees (comprised of 4,520 full-time employees and 1,304 part-time employees expressed as full-time equivalents). In addition, we employ the services of a number of freelancers from time to time.

        The following table presents the total number of employees of the Company as of December 31, 2001, 2002 and 2003 and provides a breakdown by geographic location. Total employees include full-time and part-time employees expressed as full-time equivalents.

	2001	2002	2003
Alberta	1,188	1,194	1,194
British Columbia	58	57	2
Florida	147	141	—
Manitoba	355	373	357
New Brunswick	8	9	7
Ontario	2,196	2,124	2,392
Québec	1,674	1,731	1,821
Saskatchewan	61	49	51

Total Company employees at period end	5,687	5,678	5,824

        The increase in the number of employees in fiscal 2003 is primarily attributable to the acquisition of Annex Publishing and Printing Inc. as well as the launch of new products and publications including 24 Hours in Toronto. This increase was partly offset by our sale of operating assets in Florida and British Columbia which employed approximately 198 full-time equivalent employees.

        We are currently a party to 47 collective bargaining agreements. Seventeen of these collective bargaining agreements (representing approximately 681 employees) will expire on or before December 31, 2004. An additional 23 of these collective bargaining agreements (representing approximately 1,191 employees) will expire on or before December 31, 2007. Currently, there are seven expired collective bargaining agreements (representing 221 employees) that are being negotiated for renewal. In addition, two unions (representing approximately 123 employees) are currently negotiating their first collective agreement.

Item 7.    Major Shareholders and Related Party Transactions

Our Shareholder

        Our sole shareholder is 3535991 Canada Inc., a wholly owned subsidiary of Quebecor Media.

        Quebecor Media is a leading Canadian-based media company with interests in cable distribution, our newspaper publishing operations, television broadcasting, business telecommunications, book and magazine publishing, and new media services. Through these interests, Quebecor Media holds leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category. In addition, Quebecor Media is the largest French-language media company in North America and, through its various operations, reaches, every week, approximately 95% of the French-speaking and 41% of the English-speaking population in Canada.

        Quebecor Media was formed in August 2000 to facilitate the growth and integration of its established, complementary media assets. Quebecor Media's operating subsidiaries have created leading positions in several Canadian media sectors, particularly in the Province of Québec. Through Vidéotron, Quebecor Media is the largest distributor of pay television services in the Province of Québec and the third largest cable operator in Canada based on the number of basic cable subscribers. Through us, Quebecor Media is the largest newspaper publisher in the Province of Québec and the second largest newspaper publisher in Canada, and it has established the number one or two market position in each of our eight urban daily markets in terms of weekly circulation. Through TVA, Quebecor Media is the largest privately-owned television broadcaster in Québec, the largest French-language television broadcaster in North America and, through TVA and LCN, the largest private producer of French-language television programming in North America. In the new media sector, Quebecor Media has developed, through Netgraphe Inc and its subsidiaries, two of Canada's leading English and French-language Internet news and information portals, as well as leading sites dedicated to automobiles, employment, personals and classifieds and, through Nurun Inc. and Mindready Solutions Inc., it provides Web integration and technology services. In addition, Quebecor Media is a leading book and magazine publisher and owns and operates the largest retail music and video store chains in Québec.

        Quebecor Media is 54.72% owned by Quebecor Inc. and 45.28% owned by Capital Communications CDPQ Inc. Quebecor Inc. is a communications holding company. Its primary assets are its interests in Quebecor Media and Quebecor World, one of the world's largest commercial printers. Capital Communications CDPQ Inc. is a wholly owned subsidiary of Caisse de dépôt et placement du Québec, Canada's largest pension fund with approximately $130 billion in assets under management. Capital Communications CDPQ Inc. specializes in financing for companies in the telecommunications, media and cultural industry sectors.

Certain Relationships and Related Transactions

        The following describes some transactions in which we and our directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favorable to us than could have been obtained from independent third parties.

Issuance and Redemption of Convertible Obligations and Investment in Quebecor Media

        In July 2001, we issued a $1.6 billion convertible obligation to Quebecor Media, and we used the proceeds to invest in $1.6 billion of the Quebecor Media preferred shares for tax planning purposes. In November 2002, we issued a new convertible obligation to Quebecor Media in the amount of $350.0 million, and we used the proceeds to invest in $350.0 million of the Quebecor Media preferred shares. In July 2003 we redeemed $360.0 million and in January 2004 we redeemed $450.0 million of the convertible obligations, using the proceeds from sales of our Quebecor Media preferred shares. See "Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Convertible Obligations."

        On July 9, 2001, we invested in Quebecor Media preferred shares, at a cost of $1.6 billion, using the proceeds from the issuance of the convertible obligation. The shares are redeemable at the option of Quebecor Media or retractable at our option at the paid-up value, are non-voting, and carry a 12.5% annual fixed cumulative preferential dividend payable semi-annually. On November 28, 2002, we issued a new 12.15% convertible obligation to Quebecor Media in the principal amount of $350.0 million. This convertible obligation has substantially similar terms to that issued in July 2001 and matures on November 28, 2008. We used the proceeds to subscribe to an additional $350.0 million of the Quebecor Media preferred shares. On July 31, 2003, we sold $360.0 million of our Quebecor Media preferred shares and used the proceeds to redeem $360.0 million principal amount of the convertible obligations. On January 14, 2004, we sold an additional $450.0 million of our Quebecor Media preferred shares and used the proceeds to redeem $450.0 million principal amount of the convertible obligations. At December 31, 2003, we had a receivable from Quebecor Media of $90.9 million, representing the cumulative declared, but unpaid, dividend on these shares. See "Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing from Related Party Transactions".

Payment of Dividends

        In the year ended December 31, 2003, Sun Media paid dividends of $151.2 million, or $119.94 per common share, to Quebecor Media in connection with its ownership of Sun Media's 1,261,000 common shares. The Company paid dividends of $70.9 million, or $56.26 per common share, to Quebecor Media during the year ended December 31, 2002.

        We also paid a dividend of $260.0 million to Quebecor Media as part of the refinancing transaction in February 2003 (see note 10 to our audited consolidated financial statements). Of the total dividend of $260.0 million, Quebecor Media used $150.0 million to repay debt of Sun Media's affiliate, Vidéotron, and the balance was used by Quebecor Media for general corporate purposes.

Management and Other Services

        We have earned revenue for advertising and other services provided to, and incurred expenses for purchases and services obtained from, related companies at prices and conditions prevailing on the market as set out below. The majority of related party purchases were related to printing services provided by Quebecor World Inc., an affiliate of Quebecor Inc. Related party revenues were largely advertising sales to Vidéotron, Groupe TVA Inc. and Groupe Archmbault Inc., affiliates of Quebecor Media.

        The following table presents the amounts of our revenues, accounts receivable, purchases and accounts payable from transactions with related parties during the periods indicated:

	Year Ended December 31,
	2001	2002	2003
	(dollars in thousands)
Revenues	$12,265	$9,551	7,209
Accounts receivable	5,473	1,756	1,100
Purchases	12,731	13,063	14,534
Accounts payable	4,567	4,994	6,245

        In 2002, we also began paying an annual management fee to Quebecor Media for services rendered on our behalf pursuant to a five-year management services agreement. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. This agreement provides for an annual management fee of $6.6 million in respect of 2004 and amounts to be agreed upon for the years 2005 and 2006. In addition, Quebecor Media is entitled to reimbursement for out-of-pocket expenses incurred in connection with the services provided under the agreement. In no event may the fees and reimbursements paid to Quebecor Media for any given year exceed 1.5% of our consolidated revenues for such year. For the year ended December 31, 2003, the management fee amounted to $5.4 million and is reflected in other operating expenses. For the year ended December 31, 2002, the management fee amounted to $5.1 million.

        As of December 31, 2003, the aggregate loan balances outstanding to senior management, as a group, who are named in the table under "Item 6. Directors, Senior Management and Employees" for housing and other purposes, were $0.2 million. The aggregate sum of peak balances for these loans during the year was $0.3 million.

Item 8.    Financial Information

Consolidated Statements and Other Financial Information

        The consolidated balance sheets of the Company as at December 31, 2002 and 2003 and the consolidated statements of income, shareholder's equity and cash flows for each of the years ended December 31, 2001, 2002 and 2003, as well as the auditors' report thereon, are presented at Item 17 of this annual report.

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

        Should any dividend result in any member being entitled to a fractional share, the directors shall have the right to pay such members the cash equivalent of such fractional part, and shall have the further right to carry out such distribution and to adjust the rights of the members with respect thereto on as practical and equitable a basis as possible.

Significant Changes

        Except as otherwise disclosed in this annual report, there have been no significant changes in the financial position of the Company since December 31, 2003.

Item 9.    The Offer and Listing

Offer and Listing Details

        Not applicable.

Plan of Distribution

        Not applicable.

Markets

        In February 2003, we issued and sold our 7 5/8% Senior Notes due 2013 in a private placement exempt from the registration requirements of the Securities Act of 1933, and the initial purchasers of these unregistered notes then resold them in reliance on other exemptions from the registration requirements of the Securities Act of 1933. In connection with the issuance of these unregistered notes, we and our subsidiaries guaranteeing these unregistered notes entered into a registration rights agreement with the initial purchasers. Pursuant to this registration rights agreement, we agreed, among other things, to file an exchange offer registration statement with the Securities and Exchange Commission with respect to a registered offer to exchange without novation the unregistered notes for our new 7 5/8% Senior Notes due 2013, which would be registered under the Securities Act of 1933. Accordingly, we filed a registration statement on Form F-4 with the Securities and Exchange Commission on March 24, 2003 and completed the registered exchange offer on May 30, 2003. Consequently, we have US$205.0 million in aggregate principal amount of our notes, which are registered under the Securities Act of 1933, outstanding.

        Although our Senior Notes are registered under the Securities Act of 1933, there can be no assurance as to (1) the liquidity of any market that may develop for the Senior Notes, (2) the ability of the holders of the Senior Notes to sell them, or (3) the prices at which any sales may be made. We do not presently intend to apply for a listing of the Senior Notes on any national securities exchange or to quote them on a quotation system. The record holder of the Senior Notes is Cede & Co., a nominee of The Depository Trust Company.

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

  On March 29, 2004, the Company Act (British Columbia) will be replaced by the new Business Corporations Act (British Columbia). Following this change, the Company's Memorandum and Articles may be amended if necessary to conform to the new Business Corporations Act.

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

4.
Pursuant to Section 225 and Section 226 of the Company Act, the actions necessary to change the rights of members with respect to either the Class A, Class B or Class C shares are as follows:

  s. 225 Variation or abrogation. — Subject to sections 226 and 227, a company may, by special resolution, and by otherwise complying with its memorandum and articles alter its memorandum or articles by varying or abrogating any special rights or restrictions attached to any shares, whether issued or unissued.

  s. 226 No interference with class rights without consent —

  (1)    A right or special right attached to issued shares must not be prejudiced or interfered with under this Act or the memorandum or articles unless

  (a)
  if the right or special right prejudiced or interfered with it is attached to a class of shares, members holding shares of that class, and

  (b)
  if the right or special right prejudiced or interfered with is attached to a series of shares and the rights or special rights attached to that series are affected differently from those attached to another series of the same class, members holding shares of that series, consent by a separate resolution of the member of that class or series, as the case may be, requiring a majority of 3/4 the votes cast.

  Neither the Memorandum nor the Articles amend or supplement the Company Act with respect to this item.

5.
The Company Act requires the convocation of annual and special meetings of members to be conducted in the following manner:

  s. 139(1) Annual general meeting. — A company must hold an annual general meeting not more than 15 months after

  (a)
  the date of incorporation,

  (b)
  the date of amalgamation under section 250, or

  (c)
  the effective date of a certificate of continuation under section 36(4),

  and afterward an annual general meeting of the company must be held at least once in every calendar year and not more than 13 months after the date that the last annual general meeting was held, or was deemed under section 140 to have been held, whichever is later.

  The Registrar of Companies in British Columbia has the power to extend, for a period not exceeding 6 months, the time in which a company is required to hold an annual general meeting.

  However, an annual general meeting may be deemed to have been held under certain circumstances:

  s. 140 Exception. — Despite section 139, if all the members entitled to attend and vote at the annual general meeting of a company that is not a reporting company consent in writing to all the business required to be transacted at the meeting, the meeting is deemed to have been held on the date specified in the consent and it is not necessary for the company to hold that annual general meeting.

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

  According to section 143 of the Company Act:

  s. 143 Notice of general meeting. — Every company must give to its members entitled to receive notice of a general meeting not less than 21 days' notice or any general meeting of the company, but those members may waive or reduce the period of notice for a particular meeting by unanimous consent in writing.

  According to the Articles, notice of a meeting shall specify the place, the day and the hour of meeting, and, in case of special business, the general nature of that business. Notice shall be given no less than 21 days or more than 50 days before the meeting. The accidental omission to give notice of any meeting to, or the non-receipt of any notice by, any of the members entitled to receive notice, shall not invalidate any proceedings at that meeting.

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

  The conditions of admission to annual and special meetings of members of the Company, pursuant to the Company Act are as follows:

  s. 161 Provisions as to meetings in absence of provisions in articles. — Unless the articles of a company otherwise provide,

  (a)
  notice of a general meeting or class meeting must be served on every member of the company or the class in the manner in which notices are required to be served by Table A in the First Schedule (the Standard Company Act Form of Articles),

  (b)
  any member elected by the members present at a meeting may be its chair, and

  (c)
  every member has one vote in respect of each share held by the member.

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

6.
Limitations on right to own securities.

  There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of nonresident or foreign owners to hold or vote shares, other than as provided in the Investment Canada Act (Canada). The Investment Canada Act requires "non-Canadian" (as defined in the Investment Canada Act) individuals, governments, corporations and other entities who wish to acquire control of a "Canadian business" (as defined in the Investment Canada Act) to file either an application for review when certain asset value thresholds are met, or a post-closing notification with the Director of Investments appointed under the Investment Canada Act. The Investment Canada Act requires that when an acquisition of control of a Canadian business by a "non-Canadian" is subject to review, it must be approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada," having regard to criteria set forth in the Investment Canada Act.

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

  (b)
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

  (c)
  Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Banc of America Securities LLC and Credit Suisse First Boston Canada and the lenders thereto, as amended by a First Amending Agreement dated December 2, 2003, and the related Subordination Agreement for Existing Back-to-Back Securities dated as of February 7, 2003 between Sun Media Corporation and Quebecor Media Inc.

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

        All advances under the six-year term loan B are in U.S. dollars and bear interest at LIBOR plus an applicable margin which may fluctuate depending on our ratio of total debt to adjusted EBITDA. All advances under the five-year revolving credit facility shall be in Canadian dollars alone and bear interest at the Canadian prime rate, the bankers' acceptance rate or LIBOR plus an applicable margin which may fluctuate depending on our ratio of total debt to adjusted EBITDA.

        This secured credit facility contains customary restrictive and financial covenants and customary events of default.

        The subordination agreement for Existing Back-to-Back Securities provides that the convertible obligations we issued to Quebecor Media on July 9, 2001 and November 28, 2002 shall be subordinated in right of payment to the prior payment in full of this credit facility and all our other senior indebtedness.

  (d)
  Guarantee dated February 7, 2003 by Bowes Publishers Limited, Sun Media (Toronto) Corporation, SMC Nomineeco Inc., 3661458 Canada Inc., Toronto Sun International, Inc., TS Printing Inc., Florida Sun Publications, Inc., and 3351611 Canada Inc. in favor of Bank of America.

        In connection with the Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Bank of America, N.A., Banc of America Securities LLC and Credit Suisse First Boston Corporation, as arrangers, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto, Bowes Publishers Limited, Sun Media (Toronto) Corporation, SMC Nomineeco Inc., 3661458 Canada Inc., Toronto Sun International, Inc., TS Printing Inc., Florida Sun Publications, Inc., and 3351611 Canada Inc. executed a guarantee in favor of Bank of America. Pursuant to this guarantee, these subsidiaries guaranteed our debt under this Credit Agreement fully and unconditionally, jointly and severally, on a senior secured basis.

  (e)
  Management Services Agreement dated January 17, 2003 between Quebecor Media Inc. and Sun Media.

        In 2002, we began paying an annual management fee to Quebecor Media for services rendered on our behalf pursuant to a five-year management services agreement. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. This agreement provides for an annual management fee of $6.6 million in respect of 2004 and amounts to be agreed upon for the years 2005 and 2006. In addition, Quebecor Media is entitled to reimbursement for out-of-pocket expenses incurred in connection with the services provided under the agreement. In no event may the fees and reimbursements paid to Quebecor Media for any given year exceed 1.5% of our consolidated revenues for such year.

Exchange Controls

        There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of the Company's securities, other than withholding tax requirements.

        There is no limitation imposed by Canadian law or by the Articles or other charter documents of the Company on the right of a non-resident to hold voting shares of the Company, other than as provided by the Investment Canada Act, as amended (the "Act"), as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control of a Canadian business," all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

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

Sale, Exchange or Retirement of a Note

        A U.S. Holder generally will recognize a gain or loss upon the sale, exchange, redemption, retirement or other disposition of a note, measured by the difference, if any, between:

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

        Sun Media uses certain financial instruments such as interest rate and cross-currency swap agreements to manage interest rate and foreign exchange exposures. These instruments are used solely to reduce or eliminate the financial risks associated with Sun Media's obligations and are not used for trading or speculation purposes.

Interest Rate Risk

        The Company entered into cross currency swap agreements in connection with the Senior Notes. These agreements have the effect of converting the interest rate (i) from a fixed rate of 7.625% on US$155 million to a fixed rate of 8.17% on $236.0 million for a period of 5 years and to a floating rate based on the 3-month banker's acceptance rate plus a premium of 3.696% for the following 5 years, (ii) from a fixed rate of 7.625% on US$50 million to a floating rate of BA plus a premium of 3.696% on $76.1 million for a period of 10 years.

        In addition, the Company entered into a cross currency swap agreement connection with its term loan B credit facility. That agreement has the effect of converting the interest rate from a floating rate of LIBOR plus a premium of 2.25% on US$220.3 million, to a floating rate of BA plus a premium of 2.688% on $334.3 million.

Foreign Currency Exchange Risk

        Virtually all of the Company's revenues are received in Canadian dollars and, as a result, it has no exposure to foreign currency exchange risk with respect to revenues. However, the Company's Senior Notes and term loan B credit facility under its bank credit facility are denominated in U.S. dollars and interest and principal repayments thereon must be paid in U.S. dollars. The Company has entered into cross currency swap agreements for 100% of the U.S. dollar-denominated debt obligations. Therefore, fluctuations of the Canadian dollar against the U.S. dollar will not generate any foreign exchange economic gains or losses on the debt.

Commodity Price Risk

        The Company is exposed to commodity price risk, as newsprint prices are subject to significant volatility, and newsprint is our largest raw material expense. We have entered into a long-term agreement expiring December 31, 2005 with a newsprint manufacturer for the supply of all our newsprint purchases. This agreement mitigates Sun Media's commodity price risk by providing for a discount to market prices, as well as providing additional volume discounts above certain thresholds, by combining the purchases of all Sun Media operations as well as the purchases of an affiliated company of Sun Media.

Credit Risk

        Concentration of credit risk with respect to trade receivables is limited due to the Company's large customer base. Therefore, as at December 31, 2003, Sun Media had no significant concentration of credit risk.

        We are exposed to credit risk in the event of non-performance by counterparties in connection with our cross currency and interest rate swap agreements. We do not obtain collateral or other security to support financial instruments subject to credit risk, but we mitigate this risk by dealing only with major Canadian and U.S. financial institutions and, accordingly, do not anticipate loss for non-performance.

Item 12. Description of Securities other than Equity Securities

        Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        A. None.

        B. Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

        None.

Use of Proceeds

        Not applicable.

Item 15. Controls and Procedures

        Our President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) are effective as of December 31, 2003.

        In June 2003, our board of directors created an audit committee to, among other things, participate in the monitoring of the quality and integrity of our internal controls. Other than the creation and integration of the audit committee, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

        Our Board of Directors has determined that Mr. Jean La Couture is an "audit committee financial expert" as defined in Item 16A of Form 20-F.

Item 16B. Code of Ethics

        We have adopted a code of ethics that applies to our President and Chief Executive Officer and our principal financial officers. We have filed a copy of this code of ethics as an exhibit to this annual report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

        The Audit Committee establishes the external auditors' compensation. In 2003, the Audit Committee also established a policy to pre-approve all audit services, determining which non-audit services the external auditors are prohibited from providing, and, exceptionally, authorizing permitted non-audit services to be performed by the external auditors; however, only to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For the years ended December 31, 2003 and 2002, the aggregate fees billed by KPMG LLP and its affiliates are as follows:

	2003	2002
	(dollars in thousands)
Audit fees	$270.0	$235.0
Audit-related fees (1)	96.8	20.3
Non-audit services (2)	365.6	—

	$732.4	$255.3

(1)
Audit-related fees include reviews of the Company's quarterly financial statements and, in 2003, certain accounting transactions.

(2)
Non-audit services include assistance with the preparation of the Company's private placement offering of the Initial Notes and Exchange Offer.

Item 16D. Exemptions from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not Applicable.

PART III

Item 17. Financial Statements

        The audited consolidated balance sheets of the Company, as at December 31, 2002 and 2003 and the consolidated statements of income, shareholder's equity and cash flows of the Company for the years ended December 31, 2001, 2002 and 2003, including the notes thereto and together with the auditors' report thereon, are included at pages F-1 to F-44 to this annual report.

Item 18. Financial Statements

        Not applicable.

Item 19. Exhibits

        The following documents are filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.1	Certificate and Articles of Continuance of Sun Media Corporation dated February 12, 1999 (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 1998).
1.2	Certificate and Articles of Amalgamation of Sun Media Corporation dated February 28, 1999 (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 1998).
1.3	Certificate and Articles of Continuance of Sun Media Corporation dated July 3, 2001 (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2001).
1.4	By-laws of Sun Media Corporation (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2001).
1.5	Amendment to by-laws of Sun Media Corporation dated January 16, 2003 (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2002).
1.6	Amendment to by-laws of Sun Media Corporation dated February 6, 2003 (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2002).
2.1	Form of 7 5/8% Senior Note due 2013 of Sun Media Corporation (included in Exhibit A to Exhibit 2.2 below).
2.2	Indenture dated as of February 7, 2003 among Sun Media Corporation, the subsidiary guarantors signatory thereto and National City Bank, as trustee (incorporated by reference to the applicable exhibit to Sun Media Corporation's Registration Statement on Form F-4, Registration Statement No. 333-103998).
2.3	Subordination Agreement dated as of February 7, 2003 among Sun Media Corporation, Quebecor Media Inc. and National City Bank (incorporated by reference to the applicable exhibit to Sun Media Corporation's Registration Statement on Form F-4, Registration Statement No. 333-103998).
4.1	Employment Agreement dated January 13, 1998 for William R. Dempsey (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 1997).
4.2	Employment Agreement dated January 13, 1998 for J. Craig Martin (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 1997).
4.3	Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Bank of America, N.A., Banc of America Securities LLC and Credit Suisse First Boston Corporation, as arrangers, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto (the "Credit Agreement") (incorporated by reference to the applicable exhibit to Sun Media Corporation's Registration Statement on Form F-4, Registration Statement No. 333-103998).

Exhibit Number	Description
4.4	First Amending Agreement to the Credit Agreement, dated as of December 2, 2003, among Sun Media Corporation, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto.
4.5	Subordination Agreement for Existing Back-To-Back Securities dated as of February 7, 2003 between Sun Media Corporation and Quebecor Media Inc. (incorporated by reference to the applicable exhibit to Sun Media Corporation's Registration Statement on Form F-4, Registration Statement No. 333-103998).
4.6	Guarantee dated as of February 7, 2003 by Bowes Publishers Limited, Sun Media (Toronto) Corporation, SMC Nomineeco Inc., 3661458 Canada Inc., Toronto Sun International, Inc., TS Printing Inc., Florida Sun Publications, Inc. and 3351611 Canada Inc. in favor of Bank of America, N.A. (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2002)
4.7	Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. (relating to shares of Bowes Publishers Limited and Sun Media (Toronto) Corporation) (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2002).
4.8	Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. (relating to shares of Toronto Sun International, Inc.) (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2002).
4.9	Deed of Movable Hypothec with Delivery dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2002).
4.10	Deed of Movable Hypothec with Delivery dated as of February 7, 2003 by Sun Media (Toronto) Corporation in favor of Bank of America, N.A. (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2002).
4.11	Deed of Movable and Immovable Hypothec dated as of February 4, 2003 between Sun Media Corporation and Bank of America, N.A. (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2002).
4.12	Deed of Movable Hypothec dated as of February 4, 2003 between 3351611 Canada Inc. and Bank of America, N.A. (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2002).
4.13	General Security Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2002).
4.14	Form of General Security Agreement (by guarantors) dated as of February 7, 2003 in favor of Bank of America, N.A. (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2002).
4.15	Debenture Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2002).
4.16	Debenture Pledge Agreement dated as of February 7, 2003 by 3351611 Canada Inc. in favor of Bank of America, N.A. (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2002).
4.17	Demand Debenture dated as of February 7, 2003 by Sun Media Corporation (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2002).
4.18	Demand Debenture dated as of February 7, 2003 by 3351611 Canada Inc. (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2002).
4.19	Form of Demand Debenture dated as of February 4, 2003 between Sun Media Corporation/Bowes Publishers Limited and Bank of America, N.A. (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2002).
4.20	Newsprint Supply Agreement dated as of January 1, 2000 among Sun Media Corporation, Donohue Forest Products and Quebecor Printing Inc., together with an English summary of the agreement (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2000).
4.21	12.15% Convertible Obligation ("CANCAP") due July 14, 2007 between Sun Media Corporation and Quebecor Media Inc., dated July 9, 2001 (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2001).

Exhibit Number	Description
4.22	12.15% Convertible Obligation ("CANCAP") due July 14, 2007 between Bowes Publishers Limited and Sun Media Corporation, dated July 9, 2001 (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2001).
4.23	12.15% Convertible Obligation ("CANCAP") due November 28, 2008 between Sun Media Corporation and Quebecor Media Inc., dated November 28, 2002 (incorporated by reference to the applicable exhibit to Sun Media Corporation's Registration Statement on Form F-4, Registration Statement No. 333-103998).
4.24	12.25% Convertible Obligation ("CANCAP") due November 28, 2008 between Sun Media (Toronto) Corporation and Sun Media Corporation, dated November 28, 2002 (incorporated by reference to the applicable exhibit to Sun Media Corporation's Registration Statement on Form F-4, Registration Statement No. 333-103998).
4.25	Management Services Agreement dated January 17, 2003 between Quebecor Media Inc. and Sun Media Corporation (incorporated by reference to the applicable exhibit to Sun Media Corporation's Registration Statement on Form F-4, Registration Statement No. 333-103998).
8.1	Subsidiaries of Sun Media Corporation.
11.1	Code of Ethics.
12.1	Certification of Pierre Francoeur, Chief Executive Officer of Sun Media Corporation, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Jacques Mallette, Chief Financial Officer of Sun Media Corporation, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Pierre Francoeur, Chief Executive Officer of Sun Media Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Jacques Mallette, Chief Financial Officer of Sun Media Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUN MEDIA CORPORATION
By:	/s/ KIN-MAN LEE
Name:	Kin-Man Lee
Title:	Vice President, Corporate Controller

        Dated: March 30, 2004

AUDITORS' REPORT TO THE DIRECTORS
OF SUN MEDIA CORPORATION

        We have audited the consolidated balance sheets of Sun Media Corporation ("Sun Media" or the "Company") as at December 31, 2002 and 2003, and the consolidated statements of income, shareholder's equity and cash flows for the years ended December 31, 2001, 2002 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Sun Media as at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the years ended December 31, 2001, 2002 and 2003 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	/s/ KPMG LLP
January 22, 2004	Chartered Accountants

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31
(In thousands of Canadian dollars)

	2001	2002	2003
	(restated — note 1i)	(restated — note 1i)
REVENUES	$814,957	$831,572	$845,922
OPERATING EXPENSES
Wages and employee benefits	302,817	307,452	317,079
Newsprint	121,314	100,238	100,758
Other operating expenses	192,955	204,437	203,331

	617,086	612,127	621,168

OPERATING INCOME BEFORE THE UNDERNOTED	197,871	219,445	224,754
Depreciation and amortization	(46,704)	(26,530)	(27,582)
Gain on refinancing of long-term debt (note 10)	—	—	7,463
Restructuring charges (note 4)	(17,800)	(2,195)	—
Financial expenses (note 5)	(42,201)	(33,493)	(43,950)
Dividend income (notes 7 and 16)	95,342	203,168	224,589

	(11,363)	140,950	160,520
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	186,508	360,395	385,274
Income taxes (note 6)	(35,373)	(52,108)	(52,876)
Non-controlling interest	(968)	(1,118)	(1,032)

INCOME FROM CONTINUING OPERATIONS	150,167	307,169	331,366
DISCONTINUED OPERATIONS (notes li and 2)	2,311	2,006	3,483

NET INCOME	$152,478	$309,175	$334,849

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

For the years ended December 31
(In thousands of Canadian dollars)

	Convertible Obligation (note 12)	Capital Stock (note 13)	Retained Earnings	Currency Translation Adjustment	Total Shareholder's Equity
BALANCE — DECEMBER 31, 2000	$—	$301,801	$95,707	$(82)	$397,426
Net income	—	—	152,478	—	152,478
Dividends on capital stock (notes 13 and 16)	—	—	(45,359)	—	(45,359)
Currency translation	—	—	—	359	359
Issuance of convertible obligation	1,600,000	—	—	—	1,600,000
Interest on convertible obligation	92,673	—	(58,384)	—	34,289

BALANCE — DECEMBER 31, 2001	1,692,673	301,801	144,442	277	2,139,193

Net income	—	—	309,175	—	309,175
Dividends on capital stock (notes 13 and 16)	—	—	(70,945)	—	(70,945)
Currency translation	—	—	—	(95)	(95)
Issuance of convertible obligation	350,000	—	—	—	350,000
Interest on convertible obligation	197,479	—	(128,434)	—	69,045
Payment of interest on convertible obligation	(197,063)	—	—	—	(197,063)
Adjustment on related party transaction	—	—	(230)	—	(230)

BALANCE — DECEMBER 31, 2002	$2,043,089	$301,801	$254,008	$182	$2,599,080

Net income	—	—	334,849	—	334,849
Dividends on capital stock (notes 13 and 16)	—	—	(151,239)	—	(151,239)
Dividend paid to parent company on refinancing (note 10)	—	—	(260,000)	—	(260,000)
Currency translation	—	—	—	(182)	(182)
Redemption of convertible obligation	(360,000)	—	—	—	(360,000)
Interest on convertible obligation	218,301	—	(145,159)	—	73,142
Payment of interest on convertible obligation	(223,001)	—	—	—	(223,001)

BALANCE — DECEMBER 31, 2003	$1,678,389	$301,801	$32,459	$—	$2,012,649

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
(In thousands of Canadian dollars)

	2001	2002	2003
	(restated — note 1i)	(restated — note 1i)
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS:
OPERATING
Income from continuing operations	$150,167	$307,169	$331,366
Dividend income (notes 7 and 16)	(95,342)	(203,168)	(224,589)
Items not involving cash:
Depreciation of fixed assets	25,137	26,375	27,115
Amortization of other assets	21,567	155	467
Future income taxes	4,825	4,750	(2,565)
Non-controlling interest	968	1,118	1,032
Gain on refinancing of long-term debt (note 10)	—	—	(7,463)
Other	1,185	645	1,894

	108,507	137,044	127,257
Changes in non-cash operating working capital	31,056	59,777	91,364

Cash provided by operating activities of continuing operations	139,563	196,821	218,621
FINANCING
Proceeds on refinancing (net of note discount) (note 10)	—	—	655,829
Repayment of senior subordinated notes and senior credit facility (net of cash gain) (note 10)	—	—	(496,881)
Issuance (redemption) of convertible obligations (note 12)	1,600,000	350,000	(360,000)
Interest paid on convertible obligations (note 12)	—	(197,063)	(223,001)
Loans	63,068	1,844	958
Repayment of loans	(101,627)	(39,085)	(14,758)
Dividends on capital stock (notes 13 and 16)	(45,359)	(70,945)	(151,239)
Dividend paid to parent company on refinancing (note 10)	—	—	(260,000)
Payment of financing fees (note 10)	(1,400)	(68)	(11,750)
Other	(1,047)	(1,118)	(1,168)

Cash provided by (used in) financing activities of continuing operations	1,513,635	43,565	(862,010)
INVESTING
(Investment) disposal of preferred shares of affiliated company (note 7)	(1,600,000)	(350,000)	360,000
Business acquisitions (note 3)	—	(756)	(34,182)
Business dispositions (note 2)	—	925	22,359
Dividends received (note 7)	—	202,739	229,425
(Increase) decrease in short-term investments	—	(74,419)	58,039
Additions to fixed assets	(18,875)	(9,920)	(14,309)
Proceeds from disposal of fixed assets	719	2,258	345
Other	(9)	—	—

Cash (used in) provided by investing activities of continuing operations	(1,618,165)	(229,173)	621,677

Increase (decrease) in cash and cash equivalents	35,033	11,213	(21,712)
Increase (decrease) in cash and cash equivalents from discontinued operations (notes 1i and 2)	688	665	(46)
Cash and cash equivalents — beginning of year	3,447	39,168	51,046

Cash and cash equivalents — end of year	$39,168	$51,046	$29,288

CHANGES IN NON-CASH OPERATING WORKING CAPITAL
Accounts receivable	$1,247	$(6,670)	$(2,900)
Inventories	544	1,510	960
Accounts payable and accrued liabilities	(1,173)	9,288	19,592
Tax benefit of interest on convertible obligations (note 12)	34,289	69,045	73,142
Other	(3,851)	(13,396)	570

	$31,056	$59,777	$91,364

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED BALANCE SHEETS

As at December 31
(In thousands of Canadian dollars)

	2002	2003
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$51,046	$29,288
Short-term investments	74,419	16,380
Accounts receivable net of allowance for doubtful accounts of $4,302 (2002 — $3,918)	117,041	119,941
Dividend income receivable from Quebecor Media Inc. (notes 7 and 16)	95,771	90,935
Income and other taxes receivable	16,192	5,741
Inventories	10,500	9,540
Prepaid expenses	4,000	4,704
Future income taxes (note 6)	3,031	7,401

TOTAL CURRENT ASSETS	372,000	283,930
INVESTMENT IN AFFILIATED COMPANY (note 7)	1,950,000	1,590,000
FIXED ASSETS (note 8)	208,430	191,239
GOODWILL (notes 2 and 3)	751,317	764,502
FUTURE INCOME TAXES (note 6)	36,530	29,739
OTHER ASSETS (note 9)	17,615	26,187

TOTAL ASSETS	$3,335,892	$2,885,597

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$29,819	$40,543
Accrued liabilities	88,477	97,345
Deferred subscription revenue	16,442	16,774
Current portion of long-term debt (note 10)	60,000	3,007

TOTAL CURRENT LIABILITIES	194,738	157,669
LONG-TERM DEBT (note 10)	455,147	548,680
FUTURE INCOME TAXES (note 6)	45,984	41,772
OTHER LIABILITIES (note 11)	39,105	123,125
NON-CONTROLLING INTEREST	1,838	1,702

TOTAL LIABILITIES	736,812	872,948
SHAREHOLDER'S EQUITY
Convertible obligations (note 12)	2,043,089	1,678,389
Capital stock (note 13) — Authorized: 10,000,000,000 Voting Class A common shares, nil par value 10,000,000,000 Non-voting redeemable Class B preferred shares, nil par value 10,000,000,000 Class C preferred shares, nil par value — Issued and outstanding at December 31, 2002 and 2003: 1,261,000 Voting Class A common shares	301,801	301,801
Retained earnings	254,008	32,459
Translation adjustment	182	—

TOTAL SHAREHOLDER'S EQUITY	2,599,080	2,012,649

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$3,335,892	$2,885,597

COMMITMENTS AND CONTINGENCIES (note 14)
GUARANTEES (note 1ii)

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2002 and 2003
(In thousands of Canadian dollars)

NATURE OF BUSINESS

        The primary operation of the Company is newspaper publishing. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada. The Company is also active in the newspaper and magazine distribution business. In addition, the Company provides a range of commercial printing and other related services to third parties through its national network of production and printing facilities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Principles of Consolidation

        The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its 50.01% owned subsidiary, Le Courrier du Sud inc. The consolidated financial statements are prepared in conformity with generally accepted accounting principles in Canada. The material differences between generally accepted accounting principles in Canada and in the United States are described in note 19.

(b)   Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of allowance for doubtful accounts, intangible assets, pension and other employee benefits, accruals for the restructuring of operations, the useful life of assets for depreciation, amortization and evaluation of net recoverable amount, provisions for income taxes and the determination of fair value of financial instruments. Consequently, actual results could differ from these estimates.

(c)   Revenue Recognition

        Circulation and advertising revenue from publishing activities is recognized in income when the publication is delivered. Prepaid subscription revenue is deferred and taken into income ratably over the term of the subscription. Revenue from the distribution of publications and products is recognized upon delivery, net of provisions for estimated returns. Revenue from commercial printing contracts is recognized once the product is delivered.

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

(e)   Inventory Valuation

        Inventories, consisting primarily of newsprint and ink, are valued at the lower of cost net of any rebates, determined on a first-in, first-out basis, and replacement cost.

(f)    Fixed Assets

        Fixed assets are stated at cost and are depreciated over their estimated useful lives by charges to operations using the straight-line method. The rates of depreciation are as follows:

Buildings	25-40 years
Machinery and equipment	3-20 years

        Interest on debt relating to projects under development is capitalized. Major improvements are capitalized, while maintenance and repairs are expensed when incurred. The Company regularly reviews the carrying values of its fixed assets by comparing the carrying amount of the asset to the expected future undiscounted cash flows to be generated by the asset. If the carrying value exceeds the amount recoverable, a write-down equal to the excess is charged to the consolidated statements of income.

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

(h)   Goodwill, Other Intangible Assets and Financing Fees

        Goodwill is not amortized. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not required. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the income statement before extraordinary items and discontinued operations.

        Intangible assets with definite useful lives are amortized over their estimated useful life and are carried at the lower of amortized cost or their net recoverable amount.

        Financing fees related to long-term financing are amortized using the straight-line method over the term of the related long-term debt.

(i)    Stock-based Compensation

        The Company accounts for stock-based payments to employees that are direct awards of stock, that call for settlement in cash or other assets, including stock appreciation rights, by applying the fair value method. Under the fair-value-based method, compensation cost attributable to awards to employees that call for settlement in cash or other assets is recognized over the vesting period in each year as operating expenses. Changes in the fair value between the grant date and the measurement date result in a change in the measure of compensation cost.

(j)    Foreign Currency Translation

        Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities, revenue and expenses are translated at the exchange rate in effect at the transaction date. Exchange gains and losses are recognized in income.

(k)   Derivative Financial Instruments

        The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for speculative trading purposes.

        The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedging transactions. This process includes linking all derivatives to specific assets and liabilities or to specific firm commitments. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

        The Company enters into cross currency and interest rate agreements to hedge its long-term debt. Foreign exchange gains and losses on the swap agreements are deferred and recorded under other assets or other liabilities. Premiums or discounts for these swap agreements are amortized as an adjustment to income over the term of the agreement.

        Realized and unrealized gains or losses associated with derivative instruments are deferred under assets or liabilities on the balance sheet and are recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished, or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on the related derivative instrument is recognized in income.

(l)    Employee Future Benefits

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

    For defined benefit plans, the expected return on plan assets is based on the expected long-term rate of return on plan assets and the fair value of plan assets.

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

(m)  Advertising and Marketing Costs

        Advertising costs, which include the Company's marketing expenses, are expensed as incurred. From time to time, the Company provides advertising services to customers from which the Company concurrently acquires advertising services. Revenue and expenses from advertising barter transactions are determined based on the fair value of the services provided by the Company for similar cash transactions. For the year ended December 31, 2003, the Company recorded $9,100 of barter advertising (2001 — $9,300; 2002 — $8,800).

1. NEW ACCOUNTING STANDARDS

        The Canadian Institute of Chartered Accountants ("CICA") recently adopted the following new standards.

(i)    Disposal of Long-lived Assets and Discontinued Operations

        In December 2002, the CICA issued the revised Section 3475, Disposal of Long-lived Assets and Discontinued Operations, of the CICA Handbook. Section 3475 provides specific criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be accounted for at the lower of their carrying amounts or fair value, less selling costs. Section 3475 also broadens the scope of businesses that qualify for reporting by including as discontinued operations any disposals of a component of an entity for which operating results and cash flows can be clearly distinguished from the rest of the company, and changes the timing of loss recognition on these operations.

        The revised standards in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated under an exit plan committed to on or after May 1, 2003, however, early application is permitted. The Company adopted these standards as of January 1, 2003. Therefore, the results from the Florida and British Columbia operations for the years ended December 31, 2001, 2002 and 2003, and the related gains on disposal have been disclosed separately as discontinued operations in the consolidated statements of income and cash flows (note 2).

(ii)   Guarantees

        Effective January 1, 2003, the Company adopted the new CICA Accounting Guideline AcG-14, Guarantees, which requires certain disclosures of obligations under guarantees.

Operating Leases

        The Company has guaranteed a portion of the residual values of certain leased assets under operating leases with expiry dates between 2004 and 2007, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the expected fair value as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. As at December 31, 2003, the maximum exposure to the Company in respect of these guarantees was $2,250. The Company has not recorded a liability associated with these guarantees, as it is unable to estimate potential payments pertaining to the guarantees of these leases. Historically, payments of this nature have not been significant.

Business and Asset Disposals

        In connection with certain dispositions of businesses and/or assets, the Company may provide customary representations and warranties whose terms range in duration and may not be explicitly defined. In addition to possible indemnification relating to failure to perform covenants and breach of representations and warranties, the Company may agree to indemnify against claims from its past conduct of the business. The Company is unable to estimate the maximum potential liability for these indemnifications due to the uncertain nature of these agreements. Accordingly, amounts are generally not accrued in the consolidated financial statements with respect to these indemnification agreements unless the Company expects to make payments pertaining to these guarantees.

Senior Notes

        Under the terms of its Senior Notes (note 10), the Company has agreed to indemnify its lenders against changes in withholding tax laws which would reduce the amount of proceeds receivable by the noteholder per the terms of the Senior Notes. These indemnifications extend for the term of the Senior Notes and do not provide any limit on the maximum potential liability. Any amounts payable under the indemnity would increase the future effective cost of borrowing.

        Due to the nature of the indemnification agreement, the Company is unable to estimate the maximum potential liability it could be required to pay to noteholders. Accordingly, no amount has been accrued in the consolidated financial statements with respect to the agreement.

Other Indemnification Agreements

        In the normal course of its operations, the Company provides indemnification agreements to counterparties in transactions such as purchase contracts, service agreements, leasing transactions and licensing agreements. These indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. Historically, the Company has not made any significant payments under such indemnification.

2. DISCONTINUED OPERATIONS

        On May 5 and 8, 2003, the Company completed the sales of its operating assets in Florida and British Columbia, respectively. The total cash consideration on these sales was $22,359, resulting in a gain on disposal of $5,807, or $2,985 after taxes. The Florida operations included seven weekly publications as well as a commercial printing operation, while the British Columbia operations included six weekly publications and a commercial printing plant.

        For the year ended December 31, 2003, revenues from discontinued operations were $7,376 (2001 — $23,179; 2002 — $22,038), income before income taxes was $694 (2001 — $2,549; 2002 — $2,611), and net income was $498 (2001 — $2,311; 2002 — $2,006).

        The following table details the carrying amounts of the net assets disposed by major class of asset and liability.

Non-cash working capital	$2,709
Fixed assets	5,571
Goodwill	7,590
Other	682

Total net assets disposed	$16,552

3. ACQUISITIONS

        On November 3, 2003, the Company acquired 100% of the outstanding shares of Annex Publishing & Printing Inc. for total cash consideration of $34,182, including acquisition costs. The operations include two daily and seven non-daily publications, two shopping guides, and a commercial printing operation, all located in Southern Ontario. The Company has used the purchase method to account for the acquisition and, therefore, the operating results reflect the revenues and expenses of the acquired operations from the date of acquisition. The assets acquired and liabilities assumed were recorded at their fair market value on November 3, 2003.

        The purchase price was allocated to assets and liabilities as follows:

Non-cash working capital	$1,228
Fixed assets	2,222
Goodwill	20,775
Customer relationships	9,862
Contractual agreements	5,000
Future income taxes	(4,905)

Total net assets acquired	$34,182

        Intangible assets consisting of customer relationships and contractual agreements, are being amortized over 10 years and three years, respectively.

4. CHARGE FOR RESTRUCTURING OF OPERATIONS

        The Company implemented restructuring initiatives in fiscal 2002, which resulted in the termination of approximately 60 employees throughout several divisions. As a result, the Company recorded a restructuring charge of $2,195, or $1,471 after taxes, for the year ended December 31, 2002 relating to severance and other personnel-related costs. At December 31, 2003, all termination costs were paid.

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

        In addition, the Company had an accrual of $5,506 at December 31, 2003 relating to restructuring initiatives that took place in 1994, 1996 and 1997. This accrual represents the residual liability with respect to future monthly payments the Company is required to make on these initiatives.

5. FINANCIAL EXPENSES

	2001	2002	2003
	(restated — note 1i)	(restated — note 1i)
Interest on long-term debt (note 10)	$40,732	$31,352	$43,456
Amortization of deferred financing costs	3,308	3,476	1,685
Amortization of fair market premium	(2,124)	(2,124)	(209)
Other	682	789	(982)

	42,598	33,493	43,950
Interest capitalized to the cost of fixed assets	(397)	—	—

Total financial expenses from continuing operations	$42,201	$33,493	$43,950

Cash interest payments—continuing operations	$42,750	$33,881	$38,837

Cash interest receipts—continuing operations	$1,965	$1,206	$3,257

6.    INCOME TAXES

        The provision for income taxes differs from the amount that would have resulted by applying the combined Canadian federal and provincial statutory income tax rates to earnings as discussed below:

	2001	2002	2003
	(restated — note 1i)	(restated — note 1i)
Income before income taxes and non-controlling interest, from continuing operations	$186,508	$360,395	$385,274
Less non-taxable dividend income	(95,342)	(203,168)	(224,589)

Income before income taxes, non-controlling interest and dividend income, from continuing operations	$91,166	$157,227	$160,685

Income tax provided at combined statutory rates of 35.85% (2001 — 41.66%; 2002 — 40.79%)	37,976	64,131	57,600
Increase (decrease) in taxes resulting from:
Manufacturing and processing profits deduction	(6,001)	(9,772)	(3,859)
Non-deductible expenses	6,636	828	1,707
Other	(3,238)	(3,079)	(2,572)

Income taxes on continuing operations	$35,373	$52,108	$52,876

Current	$30,548	$47,358	$55,441
Future	4,825	4,750	(2,565)

	$35,373	$52,108	$52,876

Net cash payments (receipts) for taxes—continuing operations	$3,276	$(670)	$(18,373)

        In 2003, the Company also recorded a tax benefit of $73,142 (2001 — $34,289; 2002 — $69,045) relating to the interest on the convertible obligations charged to retained earnings (note 12).

        The tax effects of significant items comprising the Company's net future income tax liability are as follows:

	2002	2003
Future income tax assets:
Difference between book and tax bases of goodwill	$13,269	$9,359
Operating loss carryforwards	3,593	8,168
Employee future benefits	13,595	10,961
Other	7,580	2,531

	38,037	31,019
Less valuation allowance	(1,259)	(1,728)

	36,778	29,291
Future income tax liabilities:
Differences between book and tax bases of fixed assets	(25,762)	(21,275)
Other	(17,439)	(12,648)

	(43,201)	(33,923)

Net future income tax liability	(6,423)	(4,632)
Less net future income tax asset:
Current	3,031	7,401
Long-term	36,530	29,739

Net long-term future income tax liability	$(45,984)	$(41,772)

        The valuation allowance of $1,728 at December 31, 2003 (2002 — $1,259) relates to non-capital losses of $5,236 (2002 — $3,704) available for carryforward by a Canadian subsidiary of the Company. This subsidiary was acquired by the Company from its parent, Quebecor Media Inc. ("QMI"). Subsequent recognition of the tax benefit relating to this valuation allowance, if any, would be reported in retained earnings to the extent of the losses incurred by the subsidiary prior to its acquisition.

7.    INVESTMENT IN AFFILIATED COMPANY

        On July 9, 2001, the Company invested in Cumulative First Preferred Series A Shares of its parent, QMI, at a cost of $1,600,000, using the proceeds from the issuance of a convertible obligation (note 12). On November 28, 2002, the Company invested in an additional $350,000 of Cumulative First Preferred Series A Shares of QMI, using the proceeds from the issuance of a convertible obligation. On July 31, 2003, the Company disposed of $360,000 of its investment in QMI, and the proceeds were used to redeem $360,000 of its convertible obligations. On January 14, 2004, the Company disposed of a further $450,000 of its investment in QMI, and used the proceeds to redeem $450,000 of its convertible obligations. The investments were sold at their carrying value and therefore no gains or losses resulted. As at December 31, 2003, the Company had an investment balance of $1,590,000.

        The shares are redeemable at the option of the issuer or retractable at the option of the Company at the paid-up value, are non-voting, and carry a 12.5% annual fixed cumulative preferential dividend payable semi-annually.

        During fiscal 2003, total dividends of $224,589 (2001 — $95,342; 2002 — $203,168) were declared on the Cumulative First Preferred Series A Shares owned by the Company. In fiscal 2003, the Company received payments of dividend income of $229,425 from QMI (2001 — $nil; 2002 — $202,739), and at December 31, 2003, the Company had a receivable from QMI of $90,935 (2002 — $95,771), representing the cumulative declared, but unpaid dividend on these shares.

8.    FIXED ASSETS

	2002
	Cost	Accumulated Depreciation	Net Book Value
Land	$20,980	$—	$20,980
Buildings	107,772	(25,461)	82,311
Machinery and equipment	228,290	(126,667)	101,623
Projects under development	3,516	—	3,516

Total	$360,558	$(152,128)	$208,430

	2003
	Cost	Accumulated Depreciation	Net Book Value
Land	$19,525	$—	$19,525
Buildings	106,747	(27,498)	79,249
Machinery and equipment	231,376	(144,586)	86,790
Projects under development	5,675	—	5,675

Total	$363,323	$(172,084)	$191,239

9.    OTHER ASSETS

	2002	2003
Deferred financing costs	$11,709	$10,467
Intangible assets (a)	—	14,420
Deferred pension	5,581	1,295
Other	325	5

Total	$17,615	$26,187

        (a)   Intangible Assets

	2003
	Cost	Accumulated Amortization	Net Book Value
Customer relationships	$9,862	$(164)	$9,698
Contractual agreements	5,000	(278)	4,722

Total	$14,862	$(442)	$14,420

10.    LONG-TERM DEBT

	Effective Interest Rate as at December 31	Years of Maturity	2002	2003
Credit Facility (a)	3.41%	2008-2009	$—	$287,988
Senior Notes (b)	7.88%	2013	—	263,699
Senior Bank Credit Facility	—	2004-2005	300,514	—
Senior Subordinated Notes	—	2007	214,633	—

Total long-term debt			515,147	551,687
Less current portion			60,000	3,007

			$455,147	$548,680

Refinancing of Long-term Debt

        On February 7, 2003, the Company sold US$205,000 (or Cdn$312,154) of its 7 5/8% Senior Notes due 2013 (the "Initial Notes"). On May 30, 2003, the Company completed its offer to exchange (the "Exchange Offer") US$205,000 principal amount of its Initial Notes for an equal principal amount of new notes (the "Senior Notes") registered under the Securities Act of 1933, as amended.

        Concurrently with the completion of the private placement offering of the Initial Notes, the Company entered into a new senior secured bank credit facility ("Credit Facility") consisting of a $75,000 revolving facility and a US$230,000 (or Cdn$349,025) term loan B credit facility. The Company used the net proceeds from the issuance of the Initial Notes and borrowings under the Credit Facility totalling $655,829 (after the note discount of $5,350 — note 10b), as well as additional cash then available to repay borrowings under the old credit facility of $301,473, redeem on March 10, 2003 two series of senior subordinated notes then outstanding for an aggregate principal amount of $205,687, and pay financing fees on the transaction of $11,250. The Company also used the net proceeds to declare and pay to QMI, its parent company, a dividend in an aggregate amount of $260,000.

        As a result of the refinancing, the Company recorded a net gain of $7,463, or $5,914 after taxes, related to the redemption of the Company's senior subordinated notes, the repayment of its old credit facility, and the payment of the related accrued interest. The net gain is comprised of a cash gain of $10,279 resulting from the unwind of hedging contracts on the senior subordinated notes, net of a redemption premium and a foreign exchange loss, offset by the write-off of related deferred financing costs.

(a)   Credit Facility

        The Credit Facility is comprised of a five-year revolving credit facility of $75,000 and a six-year term loan B credit facility of US$230,000, and is collateralized by liens on all of the property and assets of the Company and of its operating subsidiaries, now owned or hereafter acquired. The Credit Facility contains covenants which restrict the declaration and payment of dividends and other distributions, as well as financial ratios including maximum leverage, interest coverage and fixed charge coverage ratios.

        Any amount borrowed under the revolving credit facility must be repaid in February 2008, and bears interest at the Canadian banker's acceptance and/or Canadian prime rate plus an applicable margin determined by financial ratios. At December 31, 2003, the aggregate amount of credit available under the revolving credit facility was $75,000, of which $130 was used for outstanding letters of credit, and no other amounts were drawn on the revolving credit facility.

        The term loan B credit facility is subject to repayments of US$575 per quarter during the term of the loan, commencing on April 30, 2003, with the balance being fully repayable in February 2009. On December 2, 2003, the Credit Facility was amended such that advances under the term loan B credit facility bear interest at LIBOR plus a margin of 2.25% per annum, or the U.S. prime rate plus a margin of 1.25% per annum, with the possibility for such margins to be reduced under certain circumstances. Financing fees of $500 were paid relating to the amendment. At December 31, 2003, the aggregate amount outstanding under the term loan B credit facility was US$220,275, with an effective interest rate of 3.41% on the aggregate outstanding amount in U.S. dollars.

(b)   Senior Notes

        The Senior Notes are comprised of 7 5/8% Senior Notes due February 15, 2013. Interest is payable semi-annually in arrears on February 15 and August 15 of each year. The Senior Notes are unsecured obligations of the Company and rank equally with all of its other unsecured senior indebtedness. The Senior Notes are guaranteed by specific subsidiaries of the Company (note 19x). All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law). The Senior Notes also contain covenants restricting the Company's ability to declare and pay dividends, and make other distributions.

        The Senior Notes were recorded after an initial note discount of $5,350, resulting in an effective interest rate of 7.88% per annum, on the outstanding principal amount in US dollars. At December 31, 2003, the outstanding principal amount of the Senior Notes was US$205,000.

(c)   Principal Repayments

        As at December 31, 2003, the aggregate amount of minimum principal payments required in each of the next five years based on current borrowing levels and the payment requirements under the Credit Facility and the Senior Notes are as follows:

Year Ending December
2004	$3,007
2005	3,007
2006	3,007
2007	3,007
2008	3,007

$15,035

11.    OTHER LIABILITIES

	2002	2003
Deferred foreign exchange gain on long-term debt	$—	$89,705
Pension and related obligations	34,432	28,985
Long-term portion of provision for restructuring	4,673	4,435

	$39,105	$123,125

12.    CONVERTIBLE OBLIGATIONS

        On July 9, 2001, the Company issued a $1,600,000 convertible obligation to its parent, QMI. The convertible obligation matures on July 14, 2007, and bears interest at 12.15% payable semi-annually. On November 28, 2002, the Company issued a new convertible obligation to QMI in the amount of $350,000. This new convertible obligation matures on November 28, 2008, and bears interest at 12.15% payable semi-annually. On July 31, 2003 and January 14, 2004, the Company redeemed $360,000 and $450,000, respectively, of its convertible obligations, using the proceeds from sale of its investment in Cumulative First Preferred Series A Shares of QMI (note 7). At December 31, 2003, the outstanding face amount of the Company's convertible obligations was $1,590,000 (2002 — $1,950,000).

        In fiscal 2003, the interest expense on the convertible obligations charged to retained earnings amounted to $218,301 (2001 — $92,673; 2002 — $197,479) or $145,159 (2001 — $58,384; 2002 — $128,434) after taxes. The total interest payments in fiscal 2003 were $223,001 (2001 — $nil; 2002 — $197,063) and at December 31, 2003, the unpaid interest on the convertible obligations amounted to $88,389 (2002 — $93,089).

        The Company may elect to defer, at any time and from time to time, coupon payments on the convertible obligations by extending the coupon payment period on the obligations for a period of up to 12 consecutive semi-annual periods, provided, however, that no extension period may extend beyond July 14, 2007 or November 28, 2008 for each obligation respectively. The Company may at any time, at its option, elect to satisfy its obligations to pay any coupon (including any deferred coupon) by issuing and delivering to the holder of the convertible obligation fully-priced and non-assessable common shares of its capital stock valued at fair value as determined by the board.

        On or after May 15, 2007, QMI may, upon the occurrence of certain events, require the Company to redeem the convertible obligations at a redemption amount equal to the then outstanding principal amount plus any accrued and unpaid interest.

        By giving notice to the holder at any time prior to July 14, 2007 or November 28, 2008 for each convertible obligation respectively, the Company may elect to convert all or any part of the unpaid face amount and accrued and unpaid coupon payments into common shares and the number of such shares shall be determined by dividing the amount to be so converted by the fair value of one common share.

13.    CAPITAL STOCK (in thousands of Canadian dollars, except for per share information)

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

Dividends

        The dividends declared and paid by the Company for the year ended December 31, 2003 totalled $411,239, including $260,000 on the refinancing (note 10), or $326.12 per share (2001 — $45,359 or $35.97 per share; 2002 — $70,945 or $56.26 per share) (note 16).

Stock-based Compensation

(a)   QMI stock option plan:

        On December 5, 2003, QMI consolidated its common shares (also known as a reverse stock split) at a consolidation ratio of one post-consolidation common share for every 70 pre-consolidation common share. Accordingly, all the information regarding QMI's stock option plan (the "QMI Plan") has been restated to reflect the reverse stock split.

        Under the QMI Plan, 6,185,714 common shares of QMI were set aside for officers, senior employees and other key employees of QMI and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant, at an exercise price not lower than the fair market value at the date of grant of the common shares, as determined by QMI's Board of Directors (if the common shares of QMI are not listed on the stock exchange at the time of the grant), or the trading price of the common shares on the stock exchanges where such shares are listed at time of the grant. Unless authorized by QMI's Compensation Committee for a change in control transaction, no options may be exercised by an optionee if the shares have not been listed on a recognized stock exchange. At December 31, 2007, if the shares have not been so listed, optionees will have until January 31, 2008 to exercise their right to receive the difference between the fair market value and the exercise price of the options in cash. At December 31, 2009, if the shares have not been so listed, optionees will have until January 31, 2010 to exercise their right to receive the difference between the fair market value and the exercise price of the options in cash. Except under specific circumstances and unless QMI's Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by QMI's Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant, (ii) equally over four years with the first 25% vesting on the second anniversary of the date of the grant, and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of the grant.

        The following table gives summary information on outstanding options granted to the Company's employees, directors and officers, under the QMI plan as at December 31, 2002 and 2003.

	2002		2003
	Options (1)	Weighted average exercise price (1)	Options	Weighted average exercise price
Balance at beginning of year	—	$—	608,995	$16.17
Granted	608,995	16.17	121,721	16.45
Cancelled	—	—	(43,605)	(16.17)

Balance at end of year	608,995	$16.17	687,111	$16.22

Vested options at end of year	—	$—	21,644	$16.17

(1)
All share and share price figures have been adjusted for the seventy-for-one common share amalgamation of QMI shares on December 4, 2003.

        The following table gives summary information on outstanding options as at December 31, 2003.

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity (1)	Weighted average exercise price	Number	Weighted average exercise price
$15.00–$17.00	652,945	8.5	$16.04	21,644	$16.17
$17.01–$19.00	—	—	—	—	—
$19.01–$21.00	30,315	9.7	19.46	—	—
$21.01–$23.00	3,851	9.9	21.42	—	—

$15.00–$23.00	687,111	8.5	$16.22	21,644	$16.17

(1)
Assuming that shares of QMI will be listed on a recognized stock exchange by December 31, 2007.

(b)   Quebecor stock option plan:

        In addition, shares have been set aside for officers, senior employees and other key employees of Quebecor Inc. ("Quebecor", the Company's ultimate parent) or its subsidiaries, under a stock option plan (the "Quebecor Plan") established by Quebecor. Each option may be exercised within a maximum period of ten years following the date of grant. As at December 31, 2003, 15,000 options have been issued under the Quebecor Plan to employees of the Company at an exercise price of $27.64, which expire in 2012. The options issued vest equally over four years with the first 25% vesting on the second anniversary of the date of grant. As at December 31, 2003, 3,750 of the options have vested.

        For the year ended December 31, 2003, compensation expense of $1,887 (2002 — $nil) has been recorded by the Company in its wages and employee benefits expense for options issued to its employees under the QMI Plan or the Quebecor Plan, as the exercise price of the options was lower than the fair market value of the shares at that date.

14. COMMITMENTS AND CONTINGENCIES

(a)   Leases and Commitments

        The Company rents premises and equipment under operating leases, which expire at various dates up to 2013. The 2003 rental expense for these operating leases was $7,293 (2001 — $6,565; 2002 — $6,841). The Company has also entered into long-term commitments to purchase services and capital equipment over periods which expire at various dates up to 2009. Minimum payments under these arrangements for each of the next five years and thereafter are as follows:

Year Ending December	Leases	Other Commitments
2004	$6,048	$6,058
2005	4,713	2,398
2006	3,716	1,297
2007	2,948	790
2008	2,228	138
Thereafter	7,826	20

	$27,479	$10,701

(b)   Newsprint

        Newsprint represents a significant input and component of operating costs for the Company. The Company uses one newsprint manufacturer to supply its requirements, and has entered into a long-term agreement with the supplier expiring December 31, 2005. The terms of the agreement provide the Company with an ongoing discount to market prices, and require Sun Media to purchase and annual minimum of 125,400 tonnes of newsprint from the supplier.

(c)   Management Fee

        In 2002, the Company began paying an annual management fee to QMI for services rendered to the Company pursuant to a five-year management services agreement. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. The agreement provides for an annual management fee of $5,400 in respect of 2003 (2002 — $5,100) and amounts to be agreed upon for the years 2004, 2005 and 2006. In addition, QMI is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. In no event may the fees and reimbursements paid to QMI for any given year exceed 1.5% of the Company's consolidated revenues for such year.

(d)   Legal Actions

        A number of legal actions against the Company are outstanding. In the opinion of management the outcome of these legal actions will not have a material adverse effect on the Company's results of operations or its financial position.

15. FINANCIAL INSTRUMENTS

(a)   Credit Risk

        The Company does not have a significant exposure to any individual customer or counter-party. The Company is exposed to credit risk in the event of non-performance by counter-parties in connection with its foreign currency interest rate swap agreements. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with major Canadian and US financial institutions and, accordingly, does not anticipate loss for non-performance.

(b)   Interest Rate and Currency Risk

        On February 7, 2003, the Company entered into forward contracts to hedge foreign exchange fluctuations related to the principal amount of the Senior Notes (note 10). These contracts have the effect of converting the Company's obligation to make a principal payment on maturity of the Senior Notes from US$205,000 to Cdn$312,154.

        The Company also entered into cross-currency interest rate swaps to hedge foreign exchange fluctuations related to (i) the interest on the Senior Notes and (ii) the principal and interest on the portion of the Credit Facility denominated in a foreign currency. The effect of these agreements is to convert the Company's obligation to service interest and principal payments on the debt from U.S. dollars to Canadian dollars, as follows:

Cross-currency interest rate swaps:

As at December 31, 2003

	Period covered	Annual interest rate on US$ amount	Notional amount		Exchange rate on interest and principal payments (Cdn$ per US$1.00)	Cdn$ equivalent of notional amount	Annual effective interest rate on Cdn$ equivalent
Senior Notes	2003 - 2008	7.625%	US$	155,000	1.5227	$236,019	8.17%
Senior Notes	2008 - 2013	7.625%	US$	155,000	1.5227	$236,019	Bankers' acceptances 3 months +3.696%
Senior Notes	2003 - 2013	7.625%	US$	50,000	1.5227	$76,135	Bankers' acceptances 3 months +3.696%
Term loan B credit facility	2003 - 2009	LIBOR +2.25%	US$	220,275	1.5175	$334,267	Bankers' acceptances 3 months +2.688%

(c)   Fair Values

        Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

        The carrying value and estimated fair value of the Company's financial instruments, as at December 31, are as follows:

	2002
	Carrying Amount	Fair Value
Senior Bank Credit Facility	$(300,514)	$(300,514)
Senior Subordinated Notes	(214,633)	(242,919)
Cross-currency interest rate swap agreements	—	55,355

	$(515,147)	$(488,078)

	2003
	Carrying Amount	Fair Value
Credit Facility	$(287,988)	$(287,988)
Senior Notes	(263,699)	(286,778)
Cross-currency interest rate swap agreements	(89,705)	(122,751)

	$(641,392)	$(697,517)

        The fair market value of the Credit Facility is estimated to approximate carrying values as rates are tied to short-term indices and the fair value of the Senior Notes are estimated based on their quoted market prices. The fair values of the cross-currency interest rate swap agreements are estimated using year-end market rates and reflect the amount the Company would receive or pay if the instruments were closed out at those dates.

        The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and other liabilities in the consolidated balance sheet approximate fair values because of the short-term maturity of these instruments.

16. RELATED PARTY TRANSACTIONS

        The Company has earned revenue for advertising and other services, and incurred expenses for purchases and services, at prices and conditions prevailing on the market, with related companies under common control as follows:

	2002	2003
Revenue	$9,551	$7,209
Accounts receivable	1,756	1,100
Purchases	13,063	14,534
Accounts payable	4,994	6,245

        During fiscal 2003, the Company paid dividends of $411,239 (2001 — $45,359; 2002 — $70,945) to its parent, QMI (note 13). Furthermore, the Company earned dividend income from QMI of $224,589 (2001 — $95,342; 2002 — $203,168) during fiscal 2003, of which $90,935 (2002 — $95,771) was unpaid at December 31, 2003 (note 7). During fiscal 2003, the Company also incurred interest expense of $218,301 (2001 — $92,673; 2002 — $197,479) payable to QMI relating to the convertible obligations (note 12). At December 31, 2003, accrued interest of $88,389 (2002 — $93,089) was outstanding.

        In 2002, the Company began paying a management fee to QMI for services rendered to the Company pursuant to a five-year management services agreement (note 14(c)). For the year ended December 31, 2003, the management fee amounted to $5,400 (2001 — $nil; 2002 — $5,100) and is reflected in other operating expenses. As at December 31, 2003, the outstanding balance relating to the fees was $nil (2002 — $nil).

17. EMPLOYEE FUTURE BENEFITS

        The Company offers a number of defined benefit and defined contribution plans providing pension, other retirement, sabbatical and post-employment benefits to the Company's employees.

Contribution Plans

        The total expense for the Company's defined contribution plans amounted to $1,549 for the year ended December 31, 2003 (2001 — $2,347; 2002 — $2,017).

Defined Benefit Plans

        Information about the defined benefit plans, in aggregate, is as follows:

(a)
Change in Benefit Obligation

	Pension Benefit Plans		Other Benefit Plans
	2002	2003	2002	2003
Benefit obligation at beginning of year	$177,445	$198,950	$15,064	$19,612
Amendments	4,402	896	—	—
Service cost	5,060	4,289	934	1,002
Interest cost	12,491	13,713	1,033	1,351
Plan participants' contributions	2,645	3,907	—	—
Actuarial loss (gain)	2,666	12,608	3,463	625
Benefit payments and transfers	(5,759)	(7,530)	(882)	(964)

Benefit obligation at end of year	$198,950	$226,833	$19,612	$21,626

(b)
Change in Plan Assets

	Pension Benefit Plans		Other Benefit Plans
	2002	2003	2002	2003
Fair value of plan assets at beginning of year	$171,528	$159,255	$—	$—
Actual return on plan assets	(13,412)	31,076	—	—
Employer contributions	4,253	9,163	—	—
Plan participants' contributions	2,645	3,907	—	—
Benefit payments and transfers	(5,759)	(7,530)	—	—

Fair value of plan assets at end of year	$159,255	$195,871	$—	$—

(c)
Funded Status

	Pension Benefit Plans		Other Benefit Plans
	2002	2003	2002	2003
Excess of fair value of plan assets over benefit obligation at end of year	$(39,695)	$(30,962)	$(19,612)	$(21,626)
Unrecognized net actuarial loss (gain)	27,944	21,340	4,025	4,498
Unrecognized prior service cost (gain)	8,003	8,215	(1,827)	(1,541)
Valuation allowance	(7,689)	(7,614)	—	—

Net amount recognized at end of year	$(11,437)	$(9,021)	$(17,414)	$(18,669)

(d)
Amount Recognized in the Consolidated Balance Sheet

	Pension Benefit Plans		Other Benefit Plans
	2002	2003	2002	2003
Prepaid benefit costs	$5,581	$1,295	$—	$—
Accrued benefit liability	(17,018)	(10,316)	(17,414)	(18,669)

Net amount recognized at end of year	$(11,437)	$(9,021)	$(17,414)	$(18,669)

(e)   Components of Net Benefit Cost

	Pension Benefit Plans			Other Benefit Plans
	2001	2002	2003	2001	2002	2003
Service cost	$4,197	$5,060	$4,289	$1,165	$934	$1,002
Interest cost	11,805	12,491	13,713	1,050	1,033	1,351
Expected return on plan assets	(14,016)	(13,771)	(12,529)	—	—	—
Amortization of actuarial gain	(669)	(3)	665	—	—	152
Amortization of prior service cost (gain)	323	624	684	(1,029)	(286)	(286)
Curtailment gain	—	—	—	(467)	—	—
Valuation allowance	966	671	(75)	—	—	—

Net benefit cost	$2,606	$5,072	$6,747	$719	$1,681	$2,219

(f)
Weighted-average Assumptions

	Pension Benefit Plans		Other Benefit Plans
	2002	2003	2002	2003
Discount rate	6.75%	6.25%	6.75%	6.25%
Expected return on plan assets for the year	7.75%	7.75%	—	—
Rate of compensation increase	3.75%	3.75%	3.75%	3.75%

        Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. For measurement of the accumulated post-retirement benefit obligation, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003 and 2002. The rate was assumed to decrease to 5% over 10 years, and remain at that level thereafter. An increase of 1% in the assumed health care cost trend would increase the current service costs by $188 (2001 — $120; 2002 — $147), interests costs by $275 (2001 — $174; 2002 — $189), and benefit obligations by $4,570 (2001 — $2,780; 2002 — $3,711). A decrease of 1% in the assumed health care cost trend would decrease the current service costs by $139 (2001 — $91; 2002 — $110), interest costs by $211 (2001 — $133; 2002 — $145), and benefit obligations by $3,511 (2001 — $2,129; 2002 — $2,849).

18. SEGMENTED INFORMATION

        Management has reviewed the requirements of CICA Handbook 1701 "Segment Disclosures", and determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that the Company's newspaper divisions exhibit similar economic characteristics, with similar products, production processes, and classes of customers.

19. MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in Canada which are different in some respects from those applicable in the United States, as described below. The following tables set forth the impact of material differences between GAAP in Canada and GAAP in the United States on the Company's consolidated financial statements.

Consolidated Statements of Income

	2001	2002	2003
	(restated — note 1i)	(restated — note 1i)
Net income for the year per Canadian GAAP	$152,478	$309,175	$334,849
Adjustments:
Pension and post-retirement benefits (i)	(983)	(955)	(393)
Restructuring charges (ii)	124	—	—
Cumulative effect of change in accounting policy for derivative financial instruments (iii)	(183)	—	—
Derivative financial instruments (iii)	(1,630)	1,693	(5,565)
Interest on convertible obligations (iv)	(92,673)	(197,479)	(218,301)
Income taxes (vi)	33,849	68,832	75,182

Net income for the year per U.S. GAAP	$90,982	$181,266	$185,772

Net income is comprised of:
Income from continuing operations	$88,854	$179,260	$182,289
Cumulative effect of change in accounting policy for derivative financial instruments (iii)	(183)	—	—
Income from discontinued operations	2,311	2,006	3,483

	$90,982	$181,266	$185,772

Consolidated Statements of Comprehensive Income (v)

	2001	2002	2003
	(restated — note 1i)	(restated — note 1i)
Comprehensive income:
Net income as adjusted per U.S. GAAP	$90,982	$181,266	$185,772
Pension and post-retirement benefits (i)	—	(6,189)	(170)
Cumulative effect of change in accounting policy for derivative financial instruments (iii)	298	—	—
Derivative financial instruments (iii)	2,931	11,875	(15,258)
Foreign currency translation adjustment	359	(95)	(182)
Income taxes (vi)	(710)	(447)	3,434

Comprehensive income per U.S. GAAP	$93,860	$186,410	$173,596

Accumulated other comprehensive income

	2001	2002	2003
	(restated — note 1i)	(restated — note 1i)
Cumulative adjustments:
Pension and post-retirement benefits	$—	$(6,189)	$(6,359)
Derivative financial instruments	3,229	15,104	(154)
Foreign currency translation adjustment	277	182	—
Income taxes	(710)	(1,157)	2,277

Accumulated other comprehensive income per U.S. GAAP	$2,796	$7,940	$(4,236)

Consolidated Shareholder's Equity

	2001	2002	2003
Shareholder's Equity per Canadian GAAP	$2,139,193	$2,599,080	$2,012,649
Cumulative adjustments:
Pension and post-retirement benefits (i)	292	(6,852)	(7,415)
Restructuring charges (ii)	(6,981)	(6,981)	(6,981)
Derivative instruments (iii)	1,416	14,984	(5,839)
Convertible obligation (iv)	(1,692,673)	(2,043,089)	(1,678,389)
Income taxes (vi)	1,971	1,311	6,785

Shareholder's Equity per U.S. GAAP	$443,218	$558,453	$320,810

Consolidated Statements of Cash Flows

        The disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash operating working capital items in the consolidated statement of cash flows is allowed by Canadian GAAP while it is not allowed by U.S. GAAP. Other differences in the Statements of Cash Flows relating to the convertible obligation (iv) are outlined below.

	2001	2002	2003
	(restated — note 1i)	(restated — note 1i)
Cash provided by operating activities per Canadian GAAP	$139,563	$196,821	$218,621
Interest paid on convertible obligation (iv)	—	(197,063)	(223,001)

Cash provided by operating activities per U.S. GAAP	$139,563	$(242)	$(4,380)

Cash provided by (used in) financing activities per Canadian GAAP	$1,513,635	$43,565	$(862,010)
Interest paid on convertible obligation (iv)	—	197,063	223,001

Cash provided by (used in) financing activities per U.S. GAAP	$1,513,635	$240,628	$(639,009)

(i)    Pension and Post-Retirement Benefits

        The accounting requirements for pension and post-retirement benefits under Canadian and U.S. GAAP are similar in most respects. However, because the new Canadian Section 3461 was adopted retroactively on January 1, 2000, liabilities and assets recorded under Canadian GAAP are different from U.S. GAAP, as a result of unrecognized actuarial gains or losses existing at the date of implementation under U.S. GAAP. These gains or losses are being amortized over the estimated average remaining service life of the employees.

        Under U.S. GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan's assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded in other assets to the extent an unrecognized prior service cost exists, and the excess is reported in other comprehensive income as a separate component of shareholder's equity.

(ii)   Restructuring Charges

        In respect of the 1999 acquisition of Sun Media, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under U.S. GAAP.

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

        With the implementation of FAS 133 on January 1, 2001, the Company recorded a charge to earnings as a cumulative effect type adjustment of $277 relating to the initial mark-to-market of the interest rate swap and cap agreements on the former Credit Facility in place at that time and recorded a credit of $94 relating to the designated fair value hedges on US$32,500 of the former senior subordinated notes. In addition, the Company recorded a credit to other comprehensive income as a cumulative effect type adjustment of $298 relating to designated cash flow hedges on US$118,500 of former senior subordinated notes. The cumulative gains of $11,781, after taxes of $3,323 reported in accumulated other comprehensive income at December 31, 2002 were reclassified into earnings during 2003 with the redemption of senior subordinated notes (note 10). Furthermore, a credit to earnings of $94, after taxes of $26, representing the cumulative loss charged to earnings as at December 31, 2002, was recorded during 2003 on the redemption of the senior subordinated notes.

        During the year ended December 31, 2003, the Company recorded a credit to earnings of $5,184, after taxes of $2,670 relating to the fair value hedges on the Credit Facility, and a charge to earnings of $8,936, after taxes of $4,603 relating to the fair value hedges on the Senior Notes. Also during the year, the Company recorded a charge to other comprehensive income of $2,033, after taxes of $1,048 relating to the cash flow hedges on the Senior Notes.

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

(vi)  Income Taxes

        This adjustment represents the tax impact of the U.S. GAAP adjustments. Furthermore, under Canadian GAAP, income tax assets and liabilities are measured using substantively enacted rates. Under U.S. GAAP, income tax assets and liabilities are measured using enacted rates. The fiscal 2001 year includes an adjustment for this difference in U.S. GAAP of $1,357.

(vii) Concentrations in the Available Sources of Newsprint Supply

        Newsprint represents a significant input and component of operating costs for the Company. Almost all of the newsprint tonnage used in 2003 was purchased from one main supplier.

(viii) Accrued Liabilities

        Under U.S. GAAP, items which comprise more than 5% of total current liabilities must be disclosed separately. Included in accrued liabilities at December 31, 2003 is accrued vacation pay of $18,764 (2002 — $18,585), salary and other compensation accruals of $17,434 (2002 — $20,754), and accrued interest expense of $12,133 (2002 — $5,735).

(ix)  Expenses

        Included in other operating expenses are advertising costs of $22,000 (2001 — $21,300; 2002 — $23,200) and circulation costs, which include distribution and subscription acquisition costs, of $61,500 (2001 — $56,700; 2002 — $60,100).

(x)   Guaranteed Debt

        The consolidating information below has been presented in accordance with the requirements of the Securities and Exchange Commission.

        The Company's Senior Notes are guaranteed by specific subsidiaries of the Company (the "Subsidiary Guarantors"). The accompanying condensed consolidating financial information as at December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 has been prepared in accordance with U.S. GAAP, which includes push-down accounting adjustments arising from a previous acquisition on January 7, 1999. The information under the column headed "Combined Guarantors" is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed "Sun Media". Each Subsidiary Guarantor is wholly-owned by the Company. The non-guarantor subsidiaries, which are individually and in aggregate minor subsidiaries, have been included in the column headed "Sun Media". All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law). The other U.S. GAAP adjusting entries already described above have been reflected in the appropriate column.

CONSOLIDATING BALANCE SHEET

As at December 31, 2001

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,364	$35,804	$—	$39,168
Accounts receivable	63,613	46,758	—	110,371
Dividend income receivable from Quebecor Media Inc.	65,547	29,795	—	95,342
Due from parent/guarantor subsidiaries	—	6,113	(6,113)	—
Inventories	7,980	4,030	—	12,010
Prepaid expenses and other assets	1,631	6,045	—	7,676

TOTAL CURRENT ASSETS	142,135	128,545	(6,113)	264,567
INVESTMENT IN AFFILIATED COMPANY	1,100,000	500,000	—	1,600,000
INVESTMENTS IN GUARANTOR SUBSIDIARIES	1,119,510	—	(1,119,510)	—
FIXED ASSETS	111,417	115,782	—	227,199
GOODWILL	362,308	384,763	—	747,071
FUTURE INCOME TAXES	—	33,057	—	33,057
OTHER ASSETS	61,301	—	—	61,301

TOTAL ASSETS	$2,896,671	$1,162,147	$(1,125,623)	$2,933,195

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$72,691	$36,317	$—	$109,008
Due to parent/guarantor subsidiaries	6,113	—	(6,113)	—
Income and other taxes	6,572	(5,115)	—	1,457
Deferred subscription revenue	9,476	5,737	—	15,213
Current portion of long-term debt	5,000	—	—	5,000

TOTAL CURRENT LIABILITIES	99,852	36,939	(6,113)	130,678
LONG-TERM DEBT	590,143	—	—	590,143
CONVERTIBLE OBLIGATION	1,692,673	529,199	(529,199)	1,692,673
FUTURE INCOME TAXES	35,700	3,628	—	39,328
OTHER LIABILITIES	33,524	1,793	—	35,317
NON-CONTROLLING INTEREST	1,838	—	—	1,838

TOTAL LIABILITIES	2,453,730	571,559	(535,312)	2,489,977
SHAREHOLDER'S EQUITY
Capital stock	301,801	484,904	(484,904)	301,801
Retained earnings	138,621	105,407	(105,407)	138,621
Other comprehensive income	2,519	277	—	2,796

TOTAL SHAREHOLDER'S EQUITY	442,941	590,588	(590,311)	443,218

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$2,896,671	$1,162,147	$(1,125,623)	$2,933,195

CONSOLIDATING STATEMENT OF INCOME

For the year ended December 31, 2001 (restated — note 1i)

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
REVENUES	$524,214	$295,263	$(4,520)	$814,957
OPERATING EXPENSES
Wages and employee benefits	189,415	113,402	—	302,817
Newsprint	71,753	49,561	—	121,314
Other operating expenses	131,128	67,330	(4,520)	193,938

	392,296	230,293	(4,520)	618,069

OPERATING INCOME BEFORE THE UNDERNOTED	131,918	64,970	—	196,888
Restructuring costs	(7,812)	(9,988)	—	(17,800)
Depreciation and amortization	(23,963)	(22,617)	—	(46,580)
Financial expenses	(106,445)	(30,242)	—	(136,687)
Dividend income	65,547	29,795	—	95,342

INCOME BEFORE TAXES, EQUITY EARNINGS OF COMBINED GUARANTORS AND NON-CONTROLLING INTEREST	59,245	31,918	—	91,163
Income taxes	1,655	(3,179)	—	(1,524)
Equity earnings of combined guarantors	31,050	—	(31,050)	—
Non-controlling interest	(968)	—	—	(968)

INCOME FROM CONTINUING OPERATIONS	90,982	28,739	(31,050)	88,671
DISCONTINUED OPERATIONS	—	2,311	—	2,311

NET INCOME	$90,982	$31,050	$(31,050)	$90,982

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

For the year ended December 31, 2001

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
RETAINED EARNINGS, BEGINNING OF YEAR	$92,998	$90,357	$(90,357)	$92,998
Net income	90,982	31,050	(31,050)	90,982
Dividends on common stock	(45,359)	(16,000)	16,000	(45,359)

RETAINED EARNINGS, END OF YEAR	$138,621	$105,407	$(105,407)	$138,621

CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended December 31, 2001 (restated—note 1i)

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS:
OPERATING
Net income	$90,982	$31,050	$(31,050)	$90,982
Discontinued operations	—	(2,311)	—	(2,311)

Income from continuing operations	90,982	28,739	(31,050)	88,671
Dividend income	(65,547)	(29,795)	—	(95,342)
Items not involving cash:
Depreciation and amortization	23,963	22,617	—	46,580
Future income taxes	1,411	3,854	—	5,265
Non-controlling interest	968	—	—	968
Equity earnings of combined guarantors	(31,050)	—	31,050	—
Interest income and expense not paid or received	(29,199)	29,199	—	—
Other	2,705	(250)	—	2,455
Changes in non-cash operating working capital	90,325	641	—	90,966

	84,558	55,005	—	139,563
FINANCING
Issuance of convertible obligation	1,600,000	500,000	(500,000)	1,600,000
Loans	63,068	—	—	63,068
Repayment of loans	(101,627)	—	—	(101,627)
Dividends on capital stock	(45,359)	(16,000)	16,000	(45,359)
Other	(2,447)	—	—	(2,447)

	1,513,635	484,000	(484,000)	1,513,635
INVESTING
Investment in preferred shares of affiliated company	(1,600,000)	(500,000)	500,000	(1,600,000)
Additions to fixed assets	(14,454)	(4,421)	—	(18,875)
Proceeds from disposal of fixed assets	242	477	—	719
Dividends received from combined guarantors	16,000	—	(16,000)	—
Other	(9)	—	—	(9)

	(1,598,221)	(503,944)	484,000	(1,618,165)
Increase (decrease) in cash and cash equivalents	(28)	35,061	—	35,033
Increase (decrease) in cash and cash equivalents from discontinued operations	—	688	—	688
Cash and cash equivalents — beginning of year	3,392	55	—	3,447

Cash and cash equivalents — end of year	$3,364	$35,804	$—	$39,168

CONSOLIDATING BALANCE SHEET

As at December 31, 2002

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$817	$50,229	$—	$51,046
Short-term investments	—	74,419	—	74,419
Accounts receivable	70,237	46,804	—	117,041
Dividend income receivable from Quebecor Media Inc.	63,288	32,483	—	95,771
Income and other taxes	7,021	9,171	—	16,192
Due from parent/guarantor subsidiaries	13,945	—	(13,945)	—
Inventories	6,936	3,564	—	10,500
Prepaid expenses and other assets	4,853	2,178	—	7,031

TOTAL CURRENT ASSETS	167,097	218,848	(13,945)	372,000
INVESTMENT IN AFFILIATED COMPANY	1,100,000	850,000	—	1,950,000
INVESTMENTS IN GUARANTOR SUBSIDIARIES	1,528,822	—	(1,528,822)	—
FIXED ASSETS	103,089	105,341	—	208,430
GOODWILL	362,372	384,281	—	746,653
FUTURE INCOME TAXES	1,303	35,227	—	36,530
OTHER ASSETS	71,998	(223)	—	71,775

TOTAL ASSETS	$3,334,681	$1,593,474	$(1,542,767)	$3,385,388

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$83,705	$34,591	$—	$118,296
Due to parent/guarantor subsidiaries	—	13,945	(13,945)	—
Deferred subscription revenue	10,496	5,946	—	16,442
Current portion of long-term debt	60,000	—	—	60,000

TOTAL CURRENT LIABILITIES	154,201	54,482	(13,945)	194,738
LONG-TERM DEBT	496,782	—	—	496,782
CONVERTIBLE OBLIGATIONS	2,043,089	881,833	(881,833)	2,043,089
FUTURE INCOME TAXES	38,686	8,305	—	46,991
OTHER LIABILITIES	41,596	1,901	—	43,497
NON-CONTROLLING INTEREST	1,838	—	—	1,838

TOTAL LIABILITIES	2,776,192	946,521	(895,778)	2,826,935
SHAREHOLDER'S EQUITY
Capital stock	301,801	489,241	(489,241)	301,801
Retained earnings	248,712	155,997	(155,997)	248,712
Contributed surplus	—	1,751	(1,751)	—
Other comprehensive income	7,976	(36)	—	7,940

TOTAL SHAREHOLDER'S EQUITY	558,489	646,953	(646,989)	558,453

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$3,334,681	$1,593,474	$(1,542,767)	$3,385,388

CONSOLIDATING STATEMENT OF INCOME

For the year ended December 31, 2002 (restated—note 1i)

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
REVENUES	$545,309	$289,902	$(3,639)	$831,572
OPERATING EXPENSES
Wages and employee benefits	198,702	108,750	—	307,452
Newsprint	61,842	38,396	—	100,238
Other operating expenses	140,587	68,444	(3,639)	205,392

	401,131	215,590	(3,639)	613,082

OPERATING INCOME BEFORE THE UNDERNOTED	144,178	74,312	—	218,490
Restructuring costs	(1,427)	(768)	—	(2,195)
Depreciation and amortization	(15,169)	(11,361)	—	(26,530)
Financial expenses	(166,346)	(62,933)	—	(229,279)
Dividend income	137,123	66,045	—	203,168

INCOME BEFORE TAXES, EQUITY EARNINGS OF COMBINED GUARANTORS AND NON-CONTROLLING INTEREST	98,359	65,295	—	163,654
Income taxes	16,568	156	—	16,724
Equity earnings of combined guarantors	67,457	—	(67,457)	—
Non-controlling interest	(1,118)	—	—	(1,118)

INCOME FROM CONTINUING OPERATIONS	$181,266	$65,451	$(67,457)	$179,260
DISCONTINUED OPERATIONS	—	2,006	—	2,006

NET INCOME	$181,266	$67,457	$(67,457)	$181,266

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

For the year ended December 31, 2002

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
RETAINED EARNINGS, BEGINNING OF YEAR	$138,621	$105,407	$(105,407)	$138,621
Net income	181,266	67,457	(67,457)	181,266
Dividends on common stock	(70,945)	(13,000)	13,000	(70,945)
Distribution to QMI	(230)	—	—	(230)
Accumulated deficit on transfer of affiliated company	—	(3,867)	3,867	—

RETAINED EARNINGS, END OF YEAR	$248,712	$155,997	$(155,997)	$248,712

CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended December 31, 2002 (restated—note 1i)

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS:
OPERATING
Net income	$181,266	$67,457	$(67,457)	$181,266
Discontinued operations	—	(2,006)	—	(2,006)

Income from continuing operations	181,266	65,451	(67,457)	179,260
Dividend income	(137,123)	(66,045)	—	(203,168)
Items not involving cash:
Depreciation and amortization	15,169	11,361	—	26,530
Future income taxes	(1,465)	6,428	—	4,963
Non-controlling interest	1,118	—	—	1,118
Equity earnings of combined guarantors	(67,457)	—	67,457	—
Other	316	(791)	—	(475)
Changes in non-cash operating working capital	(29,630)	21,160	—	(8,470)

	(37,806)	37,564	—	(242)
FINANCING
Issuance of convertible obligation	—	350,000	—	350,000
Loans	1,844	—	—	1,844
Repayment of loans	(39,085)	—	—	(39,085)
Dividends on capital stock	(70,945)	(13,000)	13,000	(70,945)
Other	(1,186)	—	—	(1,186)

	(109,372)	337,000	13,000	240,628
INVESTING
Investment in preferred shares of affiliated company	—	(350,000)	—	(350,000)
Business acquisitions	(756)	—	—	(756)
Business dispositions	—	925	—	925
Dividends received	139,382	63,357	—	202,739
Increase in short-term investments	—	(74,419)	—	(74,419)
Additions to fixed assets	(7,024)	(2,896)	—	(9,920)
Proceeds from disposal of fixed assets	29	2,229	—	2,258
Dividends received from combined guarantors	13,000	—	(13,000)	—

	144,631	(360,804)	(13,000)	(229,173)
Increase (decrease) in cash and cash equivalents	(2,547)	13,760	—	11,213
Increase (decrease) in cash and cash equivalents from discontinued operations	—	665	—	665
Cash and cash equivalents — beginning of year	3,364	35,804	—	39,168

Cash and cash equivalents — end of year	$817	$50,229	$—	$51,046

CONSOLIDATING BALANCE SHEET

As at December 31, 2003

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,133	$25,155	$—	$29,288
Short-term investments	1,523	14,857	—	16,380
Accounts receivable	72,267	47,674	—	119,941
Dividend income receivable from Quebecor Media Inc.	62,911	28,024	—	90,935
Due from parent/guarantor subsidiaries	1,278	163,672	(164,950)	—
Income and other taxes	—	7,089	(1,348)	5,741
Inventories	6,357	3,183	—	9,540
Prepaid expenses	2,526	2,178	—	4,704
Future income taxes	2,777	4,624	—	7,401

TOTAL CURRENT ASSETS	153,772	296,456	(166,298)	283,930
INVESTMENT IN AFFILIATED COMPANY	1,100,000	490,000	—	1,590,000
INVESTMENTS IN GUARANTOR SUBSIDIARIES	1,258,999	—	(1,258,999)	—
FIXED ASSETS	98,152	93,087	—	191,239
GOODWILL	362,233	397,604	—	759,837
FUTURE INCOME TAXES	1,080	28,659	—	29,739
OTHER ASSETS	9,409	14,738	—	24,147

TOTAL ASSETS	$2,983,645	$1,320,544	$(1,425,297)	$2,878,892

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$98,500	$39,388	$—	$137,888
Due to parent/guarantor subsidiaries	163,672	1,278	(164,950)	—
Income and other taxes	1,348	—	(1,348)	—
Deferred subscription revenue	10,694	6,080	—	16,774
Current portion of long-term debt	3,007	—	—	3,007

TOTAL CURRENT LIABILITIES	277,221	46,746	(166,298)	157,669
LONG-TERM DEBT	526,639	—		526,639
CONVERTIBLE OBLIGATION	1,678,389	517,464	(517,464)	1,678,389
FUTURE INCOME TAXES	24,400	12,904	—	37,304
OTHER LIABILITIES	154,484	1,895	—	156,379
NON-CONTROLLING INTEREST	1,702	—	—	1,702

TOTAL LIABILITIES	2,662,835	579,009	(683,762)	2,558,082
SHAREHOLDER'S EQUITY
Capital stock	301,801	503,450	(503,450)	301,801
Retained earnings	23,245	238,085	(238,085)	23,245
Other comprehensive income	(4,236)	—	—	(4,236)

TOTAL SHAREHOLDER'S EQUITY	320,810	741,535	(741,535)	320,810

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$2,983,645	$1,320,544	$(1,425,297)	$2,878,892

CONSOLIDATING STATEMENT OF INCOME

For the year ended December 31, 2003

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
REVENUES	$557,518	$295,721	$(7,317)	$845,922
OPERATING EXPENSES
Wages and employee benefits	207,235	109,844	—	317,079
Newsprint	60,574	40,184	—	100,758
Other operating expenses	141,187	69,854	(7,317)	203,724

	408,996	219,882	(7,317)	621,561

OPERATING INCOME BEFORE THE UNDERNOTED	148,522	75,839	—	224,361
Gain on refinancing of long-term debt	7,583	—	—	7,583
Depreciation and amortization	(16,154)	(11,428)	—	(27,582)
Financial expenses	(185,867)	(82,068)	—	(267,936)
Dividend income	137,123	87,466	—	224,589

INCOME BEFORE INCOME TAXES, EQUITY EARNINGS OF COMBINED GUARANTORS AND NON-CONTROLLING INTEREST	91,207	69,809	—	161,015
Income taxes	16,039	6,266	—	22,306
Equity earnings of combined guarantors	79,558	—	(79,558)	—
Non-controlling interest	(1,032)	—	—	(1,032)

INCOME FROM CONTINUING OPERATIONS	185,772	76,075	(79,558)	182,289
DISCONTINUED OPERATIONS	—	3,483	—	3,483

NET INCOME	$185,772	$79,558	$(79,558)	$185,772

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

For the year ended December 31, 2003

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
RETAINED EARNINGS, BEGINNING OF YEAR	$248,712	$155,997	$(155,997)	$248,712
Net income	185,772	79,558	(79,558)	185,772
Dividends on common stock	(411,239)	—	—	(411,239)
Liquidation of guarantor	—	2,530	(2,530)	—

RETAINED EARNINGS, END OF YEAR	$23,245	$238,085	$(238,085)	$23,245

CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended December 31, 2003

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS:
OPERATING
Net income	$185,772	$79,558	$(79,558)	$185,772
Discontinued operations	—	(3,483)	—	(3,483)

Income from continuing operations	185,772	76,075	(79,558)	182,289
Dividend income	(137,123)	(87,466)	—	(224,589)
Items not involving cash:
Depreciation and amortization	16,154	11,428	—	27,582
Future income taxes	(10,888)	(568)	—	(11,456)
Non-controlling interest	1,032	—	—	1,032
Equity earnings of combined guarantors	(79,558)	—	79,558	—
Gain on refinancing of long-term debt	(7,583)	—	—	(7,583)
Other	10,248	28	—	10,276
Changes in non-cash operating working capital	194,536	(176,467)	—	18,069

	172,590	(176,970)	—	(4,380)
FINANCING
Redemption of convertible obligation	—	(360,000)	—	(360,000)
Payment of financing fees	(11,750)	—	—	(11,750)
Loans	958	—	—	958
Repayment of loans	(14,758)	—	—	(14,758)
Dividends on capital stock	(411,239)	—	—	(411,239)
Distributions to parent company	—	(19,193)	19,193	—
Proceeds on refinancing (net of note discount)	655,829	—	—	655,829
Repayment of senior subordinated notes and senior credit facility	(496,881)	—	—	(496,881)
Other	(1,168)	—	—	(1,168)

	(279,009)	(379,193)	19,193	(639,009)
INVESTING
Business acquisitions	(34,182)	—	—	(34,182)
Business dispositions	—	22,359	—	22,359
Disposal of preferred shares of affiliated company	—	360,000	—	360,000
Dividends received	137,500	91,925	—	229,425
(Increase) decrease in short-term investments	(1,523)	59,562	—	58,039
Additions to fixed assets	(11,269)	(3,040)	—	(14,309)
Proceeds from disposal of fixed assets	16	329	—	345
Distributions received from combined guarantors	19,193	—	(19,193)	—

	109,735	531,135	(19,193)	621,677
Increase (decrease) in cash and cash equivalents	3,316	(25,028)	—	(21,712)
Increase (decrease) in cash and cash equivalents from discontinued operations	—	(46)	—	(46)
Cash and cash equivalents — beginning of year	817	50,229	—	51,046

Cash and cash equivalents — end of year	$4,133	$25,155	$—	$29,288

QuickLinks

TABLE OF CONTENTS
EXPLANATORY NOTES
FORWARD-LOOKING STATEMENTS
INDUSTRY AND MARKET DATA
PRESENTATION OF FINANCIAL INFORMATION
EXCHANGE RATE INFORMATION
PART I
Financial Data
Capitalization and Indebtedness
Reasons for the Offer and Use of Proceeds
Risk Factors
History and Development of the Company
Business Overview
Canadian Newspaper Publishing Industry Overview
Advertising and Circulation
Our Newspaper Operations
The Urban Daily Group
The Community Newspaper Group
Other Operations
Seasonality and Cyclicality
Raw Materials
Organizational Structure
Property, Plants and Equipment
Regulation
Intellectual Property
Environment
Overview
Significant 2003 Transactions
Trends
Operating Results
Fiscal 2003 Compared to Fiscal 2002
Fiscal 2002 Compared to Fiscal 2001
Liquidity and Capital Resources
Sources of Liquidity and Capital Resources
Off-Balance Sheet Arrangements
Critical Accounting Estimates
Canadian and United States Accounting Policy Differences
Recent Accounting Pronouncements
Board Practices
Compensation of Directors and Executive Officers
Quebecor Media's Stock Option Plan
Quebecor Inc.'s Stock Option Plan
Pension Benefits
Supplemental Retirement Benefit Plan for Designated Executives
Liability Insurance
Employees
Our Shareholder
Certain Relationships and Related Transactions
Consolidated Statements and Other Financial Information
Legal Proceedings
Dividend Distribution Policy
Significant Changes
Offer and Listing Details
Plan of Distribution
Markets
Selling Shareholders
Dilution
Expenses of the Issue
Share Capital
Memorandum and Articles of Association
Material Contracts
Exchange Controls
Taxation
Dividends and Paying Agents
Statement by Experts
Documents on Display
Subsidiary Information
Interest Rate Risk
Foreign Currency Exchange Risk
Commodity Price Risk
Credit Risk
PART II
Material Modifications to the Rights of Security Holders
Use of Proceeds
PART III
SIGNATURE
INDEX TO HISTORICAL FINANCIAL STATEMENTS
AUDITORS' REPORT TO THE DIRECTORS OF SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED BALANCE SHEETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS