Form 20-F
period 2004-12-31
SUN MEDIA CORP
filed 2005-03-24
CIK 1036648

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

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

        Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2004.

FORWARD-LOOKING STATEMENTS

        This annual report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical facts included in this annual report, including, without limitation, statements under the headings "Key Information," "Risk Factors," "Information about the Company" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as statements located elsewhere in this annual report regarding the prospects of our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these expectations will prove to have been correct. While the below list of cautionary statements is not exhaustive, some important factors that could affect future operating results, financial position and cash flows and could cause actual results to differ materially from those expressed in these forward-looking statements are:

  •
  the intensity of competition within the newspaper industry and from other communications and advertising media;

  •
  economic and seasonal fluctuations in the businesses of our local, regional or national advertisers;

  •
  outcome of any future negotiations relating to union representation or collective bargaining agreements;

  •
  changes in our ability to obtain raw materials critical to our operations, such as newsprint, in sufficient quantities and at reasonable prices; and

  •
  exchange rate fluctuations that impact our ability to repay our largely U.S. dollar-denominated debt.

        These and other factors could cause actual results to differ materially from our expectations expressed in the forward-looking statements included in this annual report, and further details and descriptions of these and other factors are disclosed in this annual report, including under the section "Risk Factors." Each of these forward-looking statements speaks only as of the date of this annual report. We will not update these statements unless the securities laws require us to do so.

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

        Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States, or U.S. GAAP, see note 20 to our audited consolidated financial statements.

        The term "adjusted EBITDA" is referred to a number of times in this annual report. Sun Media defines adjusted EBITDA as net income before financial expenses, dividend income, interest on convertible obligations, depreciation and amortization, gains on disposition of investments, gains on refinancing of long-term debt, restructuring charges, income taxes, equity losses, non-controlling interest and discontinued operations. Our measure of adjusted EBITDA is identical to a measure used in our financial statements prepared in accordance with Canadian GAAP included in this annual report, "Operating Income Before the Undernoted." See the Consolidated Statements of Income included in our audited consolidated financial statements. Adjusted EBITDA is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with U.S. or Canadian GAAP. Adjusted EBITDA is used in this annual report because we believe that adjusted EBITDA is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Our definition of adjusted EBITDA may not be identical to similarly titled measures reported by other companies. We provide the calculation of adjusted EBITDA used in this annual report under Canadian GAAP and U.S. GAAP, and the reconciliation of adjusted EBITDA used in this annual report to cash provided by operating activities of continuing operations under Canadian GAAP and U.S. GAAP, in footnote 8 to the tables under "Item 3. Key Information — Financial Data."

EXCHANGE RATE INFORMATION

        The following table presents the average, high, low and end of period noon buying rates for the periods indicated, in the City of New York for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are presented as U.S. dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On March 18, 2005, the inverse of the noon buying rate was $1.00 equals US$0.8315.

Year Ended	Average(1)	High	Low	Period End
December 31, 2004	0.7702	0.8493	0.7158	0.8309
December 31, 2003	0.7205	0.7738	0.6349	0.7738
December 31, 2002	0.6370	0.6619	0.6200	0.6329
December 31, 2001	0.6446	0.6697	0.6241	0.6279
December 31, 2000	0.6727	0.6969	0.6410	0.6669
Month Ended	Average(2)	High	Low	Period End
February 28, 2005	0.8064	0.8134	0.7961	0.8133
January 31, 2005	0.8164	0.8346	0.8050	0.8067
December 31, 2004	0.8204	0.8435	0.8064	0.8309
November 30, 2004	0.8356	0.8493	0.8155	0.8402
October 31, 2004	0.8020	0.8201	0.7858	0.8190
September 30, 2004	0.7763	0.7906	0.7651	0.7906

(1)
The average of the exchange rates on the last day of each month during the applicable year.

(2)
The average of the exchange rates for all days during the applicable month.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

Financial Data

        The following tables present some consolidated financial information derived from our Consolidated Balance Sheets as at December 31, 2003 and 2004 and Consolidated Statements of Income for each of the years ended December 31, 2002, 2003 and 2004 that are included in this annual report. The consolidated financial information as at December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 has been derived from our audited consolidated financial statements not included in this annual report. The information presented below the caption "Operating Data" is not derived from our consolidated financial statements. All information contained in the following tables should be read in conjunction with our consolidated financial statements, the notes related to those financial statements and "Item 5. Operating and Financial Review and Prospects."

        Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 20 to our audited consolidated financial statements.

	Year ended December 31,
	2000	2001	2002	2003	2004
		(restated) (1)	(restated) (1)	(restated) (1)
	(dollars in thousands)
AMOUNTS UNDER CANADIAN GAAP
Statement of Income Data:
Revenues	826,098	814,957	831,572	845,922	888,149
Operating expenses	624,634	617,086	612,127	621,168	660,304
Depreciation and amortization (2)	46,032	46,704	26,530	27,582	26,038

Operating income before restructuring charges.	155,432	151,167	192,915	197,172	201,807
Restructuring charges (3)	—	17,800	2,195	—	—

Operating income	155,432	133,367	190,720	197,172	201,807
Financial expenses (4)	53,139	42,201	33,493	43,950	51,138
Dividend income	—	(95,342)	(203,168)	(224,589)	(147,462)
Interest on convertible obligations (1)	—	92,673	197,479	218,301	143,333
Income tax expense (recovery) (1) (5)	40,982	1,084	(16,937)	(20,266)	4,565
Income from continuing operations	60,339	91,783	178,735	186,207	156,745
Net income.	62,274	94,094	180,741	189,690	156,745
Balance Sheet Data (at period end):
Cash and cash equivalents	3,447	39,168	51,046	29,288	33,594
Total assets (6)	1,206,409	2,898,046	3,335,892	2,885,597	2,413,931
Total debt (1)	595,195	2,154,512	2,465,147	2,141,687	1,624,324

	Year ended December 31,
	2000	2001	2002	2003	2004
		(restated) (1)	(restated) (1)	(restated) (1)
	(dollars in thousands)
Capital stock	301,801	301,801	301,801	301,801	301,801
Shareholder's equity (7)	397,426	446,520	555,991	334,260	357,149
Other Financial Data:
Cash provided by operating activities of continuing operations	132,591	139,563	202,497	225,045	177,395
Cash provided by (used in) financing activities of continuing operations	(19,233)	(18,165)	240,628	(639,009)	(615,677)
Cash provided by (used in) investing activities of continuing operations	(113,492)	(86,365)	(431,912)	392,252	442,588
Adjusted EBITDA (unaudited) (8)	201,464	197,871	219,445	224,754	227,845
Adjusted EBITDA margin (unaudited) (8)	24.4%	24.3%	26.4%	26.6%	25.7%
Capital expenditures	19,334	18,875	9,920	14,309	18,820
Operating Data (unaudited):
Monday to Friday paid circulation (9)	975,400	955,700	937,600	953,000	938,500
Saturday paid circulation (9)	1,013,100	973,900	1,004,300	1,002,900	947,900
Sunday paid circulation (9)	1,146,100	1,111,000	1,082,900	1,090,000	1,064,100
Paid daily publications (at period end)	15	15	15	17	17
Weekly publications (at period end)	169	172	175	171	167
Other publications (at period end)	20	19	18	18	18
Total publications (at period end)	204	206	208	206	202
AMOUNTS UNDER U.S. GAAP
Statement of Income Data:
Revenues	826,098	814,957	831,572	845,922	888,149
Operating expenses	625,497	618,069	613,082	621,561	655,703
Depreciation and amortization (2)	45,909	46,580	26,530	27,582	26,038

Operating income before restructuring charges	154,692	150,308	191,960	196,779	206,408
Restructuring charges (3)	5,792	17,800	2,195	—	—

Operating income	148,900	132,508	189,765	196,779	206,408
Financial expenses (4)	53,139	44,014	31,800	49,635	44,326
Dividend income	—	(95,342)	(203,168)	(224,589)	(147,462)
Interest on convertible obligations (1)	—	92,673	197,479	218,301	143,333
Income taxes expense (recovery) (5)	37,006	(1,524)	16,724	22,306	8,389
Net income	59,718	90,982	181,266	185,772	164,334
Balance Sheet Data (at period end):
Cash and cash equivalents	3,447	39,168	51,046	29,288	33,594
Total assets (6)	1,222,266	2,933,195	3,385,388	2,878,892	2,397,041
Total debt	616,354	2,195,143	2,506,792	2,119,646	1,595,186
Shareholder's equity	394,717	443,218	558,453	320,810	347,875
Other Financial Data (unaudited):
Adjusted EBITDA (8)	200,601	196,888	218,490	224,361	232,446
Adjusted EBITDA margin (8)	24.3%	24.2%	26.3%	26.5%	26.2%

(1)
Effective April 1, 2004, we adopted the revised standards of Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3860, Financial Instruments — Presentation and Disclosure which requires obligations that may be settled at the issuer's option, with a variable number of the issuer's own equity instruments, to be presented as liabilities. We have retroactively applied this accounting standard to the comparable periods of the prior years. The adoption of this standard has the effect of reclassifying our principal amount of convertible obligations to our parent, Quebecor Media Inc. ("Quebecor Media"), as debt instead of equity on the Consolidated Balance Sheets. As at December 31, 2004, the principal amount was $1.14 billion, December 31, 2003 — $1.59 billion, December 31, 2002 — $1.95 billion and December 31, 2001 — $1.60 billion. It also has the effect of reclassifying the interest expense payable to Quebecor Media ($65.3 million for 2004, $88.4 million for 2003, $93.1 million for 2002 and $92.7 million for 2001) as current interest payable instead of equity. In addition, interest on the convertible obligations and related income tax recoveries, previously reflected in the Consolidated Statements of Shareholder's Equity, are now recorded in the Consolidated Statements of Income. Accordingly, for the year ended December 31, 2004, interest on the convertible obligations of $143.3 million (2001 — $92.7 million; 2002 — $197.5 million; 2003 — $218.3 million) and income tax recoveries of $47.3 million (2001 — $34.3 million; 2002 — $69.0 million; 2003 — $73.1 million) have been recorded in the Consolidated Statements of Income.

(2)
Effective January 1, 2002, we implemented CICA Handbook Section 3062, Goodwill and Other Intangible Assets. The standard requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually. As at January 1, 2002, we had unamortized goodwill in the amount of $751.7 million, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. If this change in accounting policy were applied to the reported consolidated statements of income, the impact of the change, in respect of goodwill and intangible assets with indefinite useful lives not being amortized, would be as follows:

	Year Ended December 31,
	2000	2001
	(dollars in thousands)
AMOUNTS UNDER CANADIAN GAAP
Net income	$62,274	$94,094
Add back goodwill amortization, net of income taxes	19,838	20,142

Net income before goodwill amortization	$82,112	$114,236

AMOUNTS UNDER U.S. GAAP
Net income	$59,718	$90,982
Add back goodwill amortization, net of income taxes	19,715	20,018

Net income before goodwill amortization	$79,433	$111,000

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

(4)
Effective January 1, 2004, we adopted the new CICA Accounting Guideline AcG-13, Hedging Relationships. In accordance with the new policy, each of our hedging relationships is formally documented and subject to an effectiveness test at the beginning of the relationship and subsequently on a quarterly basis for reasonable assurance that they are and will continue to be effective. Any derivative that does not qualify for hedge accounting is reported on a mark-to-market basis in the Consolidated Balance Sheet, with the changes from period to period reported in the Consolidated Statement of Income.

  During 2004, we determined that one of our financial instruments, used to hedge foreign exchange fluctuations on a portion of the principal and interest of our Senior Notes, was no longer providing an effective hedge. Accordingly, we discontinued the application of hedge accounting for that financial instrument and the associated debt on April 1, 2004. For the year ended December 31, 2004, we recorded a loss on financial instruments of $21.3 million, offset by a foreign currency translation gain of $15.0 million on the portion of our Senior Notes no longer considered hedged (see note l(i) of our audited consolidated financial statements). Despite the Company's discontinuation of hedge accounting for that financial instrument and the associated debt, as required by CICA Accounting Guideline AcG-13, Hedging Relationships, the Company believes that all of its financial instruments continue to adequately serve their original intended purpose of managing Sun Media's exposure to fluctuations in foreign currency exchange rates.

(5)
The net cash payments for income taxes on continuing operations were $27.1 million in the year ended December 31, 2000 and $3.3 million in the year ended December 31, 2001. Net cash receipts were $0.7 million in the year ended December 31, 2002, $18.4 million in the year ended December 31, 2003 and $7.9 million in the year ended December 31, 2004. The significant reduction in cash tax payments since 2001 is the result of transactions we entered into with Quebecor Media to reduce our tax obligations. See "Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity and Capital Resource Requirements — Purchase of Shares of Quebecor Media and Service of Convertible Obligations."

(6)
Total assets as at December 31, 2004 include our investment in Quebecor Media preferred shares of $1.14 billion. Our investment in Quebecor Media was $1.60 billion, $1.95 billion and $1.59 billion as at December 31, 2001, 2002 and 2003, respectively. See note 7 to our audited consolidated financial statements.

(7)
Shareholder's equity as of December 31, 2001, 2002 and 2003 has been restated to exclude the outstanding principal balance and interest payable on the convertible obligations we issued to Quebecor Media (see note 1 above).

(8)
Adjusted EBITDA margin is adjusted EBITDA as a percentage of revenues. Adjusted EBITDA is calculated from net income, and reconciled to cash provided by operating activities of continuing operations, as follows:

	Year Ended December 31,
	2000	2001	2002	2003	2004
		(restated) (1)	(restated) (1)	(restated) (1)
	(dollars in thousands)
AMOUNTS UNDER CANADIAN GAAP
Net income	$62,274	$94,094	$180,741	$189,690	$156,745
Financial expenses	53,139	42,201	33,493	43,950	51,138
Dividend income	—	(95,342)	(203,168)	(224,589)	(147,462)
Interest on convertible obligations	—	92,673	197,479	218,301	143,333
Depreciation and amortization	46,032	46,704	26,530	27,582	26,038
Gain on disposition of CP24	—	—	—	—	(8,000)
Gain on refinancing of long-term debt	—	—	—	(7,463)	—
Restructuring charges	—	17,800	2,195	—	—
Income tax expense (recovery)	40,982	1,084	(16,937)	(20,266)	4,565
Equity loss on investment in Toronto 1	—	—	—	—	147
Non-controlling interest	972	968	1,118	1,032	1,341
Discontinued operations	(1,935)	(2,311)	(2,006)	(3,483)	—

Adjusted EBITDA as defined	201,464	197,871	219,445	224,754	227,845
Financial expenses	(53,139)	(42,201)	(33,493)	(43,950)	(51,138)
Dividend income		95,342	203,168	224,589	147,462
Interest on convertible obligations	—	(92,673)	(197,479)	(218,301)	(143,333)
Restructuring charges	—	(17,800)	(2,195)	—	—
Current income taxes	(22,241)	3,741	21,687	10,851	(2,231)
Net loss on foreign currency translation and financial instruments	—	—	—	—	6,779
Other items not involving cash	1,815	1,185	645	1,894	1,698
Change in non-cash operating working capital	4,692	(5,902)	(9,281)	25,208	(9,687)

Cash provided by operating activities of continuing operations	$132,591	$139,563	$202,497	$225,045	$177,395

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(dollars in thousands)
AMOUNTS UNDER U.S. GAAP
Net income	$59,718	$90,982	$181,266	$185,772	$164,334
Financial expenses	53,139	44,014	31,800	49,635	44,326
Dividend income	—	(95,342)	(203,168)	(224,589)	(147,462)
Interest on convertible obligations	—	92,673	197,479	218,301	143,333
Depreciation and amortization	45,909	46,580	26,530	27,582	26,038
Gain on disposition of CP24	—	—	—	—	(8,000)
Gain on refinancing of long-term debt	—	—	—	(7,583)	—
Restructuring charges	5,792	17,800	2,195	—	—
Income tax expense (recovery)	37,006	1,524	(16,724)	(22,306)	8,389
Equity loss on investment in Toronto 1	—	—	—	—	147
Non-controlling interest	972	968	1,118	1,032	1,341
Discontinued operations	(1,935)	(2,311)	(2,006)	(3,483)	—

Adjusted EBITDA as defined	200,601	196,888	218,490	224,361	232,446
Financial expenses	(53,139)	(44,014)	(31,800)	(49,635)	(44,326)
Dividend income	—	95,342	203,168	224,589	147,462
Interest on convertible obligations	—	(92,673)	(197,479)	(218,301)	(143,333)
Restructuring charges	(5,792)	(17,800)	(2,195)	—	—
Current income taxes	(22,241)	3,741	21,687	10,850	(2,232)
Other items not involving cash	1,892	2,455	(475)	10,276	1,666
Change in non-cash operating working capital	11,270	(4,376)	(8,899)	22,905	(14,288)

Cash provided by operating activities of continuing operations	$132,591	$139,563	$202,497	$225,045	$177,395

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

        In addition, events beyond our control, including prevailing economic, financial and industry conditions, may affect our ability to comply with covenants contained in our debt instruments. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in an acceleration of our debt and cross-defaults under our other debt. This acceleration and these cross-defaults could require us to repay or repurchase debt prior to the date it would otherwise be due, which could adversely affect our financial condition. Even if we are able to comply with all the applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

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

        For the year ended December 31, 2004, our subsidiaries generated approximately 35.4% of our revenues (before intercompany eliminations) and held approximately 57.5% of our consolidated total assets. As a result, we need the cash generated by our subsidiaries from their operations and their borrowings to service our obligations. Our subsidiaries are not obligated to make funds available to us.

        Our subsidiaries' ability to make payments to us will depend on their operating results and will also be subject to applicable laws and contractual restrictions. Some of our subsidiaries may become subject to loan agreements and indentures that restrict sales of assets and prohibit or significantly restrict the payment of dividends or the making of distributions, loans or advances to shareholders and partners. Our existing debt instruments permit our subsidiaries to incur debt with such prohibitions and restrictions in the future.

There is currently no established trading market for our 7 5/8% Senior Notes due 2013.

        There can be no assurance as to (1) the liquidity of any market that may develop for the Senior Notes, (2) the ability of the holders of the Senior Notes to sell them or (3) the prices at which any sales may be made. We do not presently intend to apply for a listing of the Senior Notes on any national securities exchange or to quote them on a quotation system. The record holder of the Senior Notes is Cede & Co., a nominee of The Depository Trust Company.

A substantial portion of our debt is tied to variable interest rates.

        As at December 31, 2004, and after taking into account related financial instruments, 62% of the Company's long-term debt until February 14, 2008 and 100% thereafter is tied to variable interest rates. Interest rates are currently at historically low levels, and a rise in interest rates would increase our debt service requirements and could have a negative impact our financial results.

Our revenue is subject to cyclical and seasonal variations.

        Our operating results are sensitive to prevailing local, regional and national economic conditions because of our dependence on advertising sales for revenue. A substantial portion of our advertising revenue is derived from local advertisers. Consequently, our operating results in individual markets could be adversely affected by local or regional economic downturns. Similarly, a substantial portion of our advertising revenue is derived from retail advertisers, who have historically been sensitive to general economic cycles, and our operating results have in the past been materially adversely affected by extended downturns in the Canadian retail sector. In addition, most of our advertising contracts are short-term contracts that can be terminated by the advertisers at any time with little notice. Also, newspaper publishing is labor intensive and, as a result, our business has a relatively high fixed cost structure. During periods of economic contraction, revenue may decrease while certain costs remain fixed, resulting in decreased earnings.

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

        Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented 16.4% ($100.2 million) of our total operating expenses before depreciation, amortization and restructuring charges for the year ended December 31, 2002, 16.2% ($100.8 million) for 2003 and 15.9% ($104.7 million) for 2004. As a result, volatile newsprint costs have had, and may in the future have, a material adverse effect on our financial condition and operating results. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility caused by supply and demand imbalances. Since a period of relatively high prices in 1995, during which prices peaked at $950 per metric tonne, the industry has experienced two further full pricing cycles.

        We have entered into a long-term agreement expiring December 31, 2005 with a newsprint manufacturer for the supply of substantially all of our newsprint purchases at market prices less a volume discount. Our supply of newsprint may be threatened if this newsprint manufacturer is unable to supply us with sufficient newsprint to meet our needs. Our inability to obtain sufficient newsprint on acceptable terms, when needed, could materially increase our costs and/or disrupt our operations.

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

        Le Journal de Montréal and The Toronto Sun have historically represented a significant portion of our revenue, and we expect that they will continue to do so for the foreseeable future. Le Journal de Montréal accounted for approximately 19% of our revenue and The Toronto Sun accounted for approximately 16% of our revenue in the year ended December 31, 2004. We derived approximately 20% of our advertising revenue for the year ended December 31, 2004 from Le Journal de Montréal, and approximately 15% from The Toronto Sun. A significant decline in the performance of either Le Journal de Montréal or The Toronto Sun or in general advertising spending in the markets they serve could cause our revenue to decrease dramatically.

We may be adversely affected by strikes and other labor protests.

        Approximately one-third of our employees are unionized. We are currently a party to 49 collective bargaining agreements. Fourteen of these collective bargaining agreements (representing approximately 345 employees) will expire on or before December 31, 2005. Nineteen of these agreements (representing approximately 1,198 employees) will expire on or before December 31, 2009. The remaining 16 collective bargaining agreements (representing approximately 466 employees) have expired. Negotiations for these expired contracts and those expiring in 2005 are either in progress, or are expected to be negotiated for renewal in 2005.

        We cannot predict the outcome of any future negotiations relating to union representation or collective bargaining agreements. Pending the outcome of future negotiations, we may experience work stoppages, strikes or other forms of labor protests, which may disrupt our operations and have a material adverse effect on our business, financial condition or operating results. Even if we do not experience strikes or other forms of labor protests, the outcome of labor negotiations could negatively impact our operating results.

We are controlled by Quebecor Media.

        All of our issued and outstanding common shares are held by 3535991 Canada Inc., a wholly owned subsidiary of Quebecor Media. As a result, Quebecor Media controls our policies and operations. The interests of Quebecor Media, as our sole equity holder, may conflict with the interests of the holders of the notes.

        In addition, Quebecor Media has entered into certain transactions with us to consolidate tax losses within the Quebecor Media group. As a result of these transactions, we recognize significant income tax benefits. Quebecor Media may unwind these transactions at any time at its discretion, eliminating our ability to reduce our income tax obligations. See "Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity and Capital Resource Requirements — Purchase of Shares of Quebecor Media and Service of Convertible Obligations."

        Also, Quebecor Media is a holding company with no significant assets other than its ownership and equity interests in its subsidiaries. Its principal source of cash to pay its own obligations is the cash that its subsidiaries generate from their operations and borrowings. We expect, to the extent permitted by the terms of our indebtedness and applicable law, to continue to pay significant dividends to Quebecor Media in the future. See "Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity and Capital Resource Requirements — Payment of Dividends."

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

We depend on key personnel.

        Our success depends to a large extent on the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, retain and train such employees could have a material adverse effect on our business, financial condition or operating results.

We are subject to extensive environmental regulations.

        Substantially all of our facilities are subject to federal, provincial, state and municipal laws concerning, among other things, emissions to the air, water and sewer discharges, handling and disposal of hazardous materials, wastes, recycling, or otherwise relating to the protection of the environment. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding such properties, particularly those in areas of long-term industrial use, may have had historic uses, including uses related to historic publishing operations, or may have current uses (in the case of surrounding properties) that may affect our properties and require further study or remedial measures. We are not currently planning any material study or remedial measure, and none has been required by regulatory authorities. However, we cannot assure you that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, or that a material environmental condition does not exist at any of our properties.

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

        For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any U.S. dollar-denominated debt into Canadian dollars if not appropriately or if ineffectively hedged. In the second quarter of 2004, the Company determined that one of its financial instruments used to hedge foreign exchange fluctuations on a portion of the principal and interest of the Company's Senior Notes was no longer providing an effective hedge. See note 1(i) of our audited consolidated financial statements. Despite the Company's discontinuation of hedge accounting for that financial instrument and the associated debt, as required by CICA Accounting Guideline AcG-13, Hedging Relationships, the Company believes that all of its financial instruments continue to adequately serve their original intended purpose of managing Sun Media's exposure to fluctuations in foreign currency exchange rates. However, our reported earnings and debt could fluctuate materially as a result of foreign exchange gains or losses.

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

        On February 7, 2003, Sun Media issued US$205.0 million (or Cdn$312.2 million) in aggregate principal amount of 7 5/8% Senior Notes due 2013 and entered into a new credit facility that provides for a term loan of US$230.0 million (or Cdn$349.0 million) and a revolving facility of $75.0 million. The net proceeds from the sale of the notes and the new credit facility were used to pay down in full all outstanding Sun Media loans and to pay a $260.0 million dividend to our parent company, Quebecor Media. See "Item 5. Operating and Financial Review and Prospects — Sources of Liquidity and Capital Resources — Debt from Capital Market Borrowings and Bank Financing."

        In May 2003, the Company completed the sales of its operating assets in Florida and British Columbia, Canada. The total cash consideration on these sales was $22.4 million, resulting in a gain on disposal of $5.8 million, or $3.0 million after taxes. See note 2 of our audited consolidated financial statements.

        In November 2003, the Company acquired 100% of the outstanding shares of Annex Publishing & Printing Inc. for total cash consideration of $34.2 million. See note 3(c) of our audited consolidated financial statements. We subsequently amalgamated Annex Publishing & Printing Inc. into Bowes Publishers Limited.

        In December 2004, we acquired 25% of the outstanding shares of Toronto 1, a specialty television station in Toronto, Canada for total consideration, including acquisition costs, of $10.8 million, consisting of $2.8 million in cash and our 29.9% interest in CP24, a 24-hour local news channel in Toronto, valued at $8.0 million. TVA Group Inc., also a subsidiary of Quebecor Media, acquired the other 75% of Toronto 1. We recorded a net gain on the disposal of CP24 of $8.0 million. See note 3(a) of our audited consolidated financial statements.

Business Overview

        We are the largest newspaper publisher in Québec, based on total paid and unpaid circulation. We are also the second largest newspaper publisher in Canada, with a 21.6% market share in terms of weekly paid circulation, according to statistics published by the Canadian Newspaper Association. We publish 17 paid daily newspapers and serve eight of the top 10 urban markets in Canada. Each of our eight urban daily newspapers ranks either first or second in its market in terms of paid circulation. We also publish 167 weekly newspapers and shopping guides and 18 other specialty publications, including two free daily commuter newspapers. We publish the second and third largest non-national dailies in Canada based on weekly paid circulation: Le Journal de Montréal, with a paid circulation of 1.9 million copies, and The Toronto Sun, with a paid circulation of 1.5 million copies. The combined weekly paid circulation of our daily newspapers is approximately 6.7 million copies.

        In addition, we provide a range of commercial printing and other related services to third parties through our national network of production and printing facilities and distribute newspapers and magazines for other publishers across Canada.

Canadian Newspaper Publishing Industry Overview

        Newspaper publishing is the oldest segment of the advertising-based media industry in Canada. The industry is dominated by a small number of major newspaper publishers, of which we are the second largest with a combined average weekly circulation (paid and unpaid) of approximately 12 million copies. According to the Canadian Newspaper Association's circulation data for the six months ended March 31, 2004, our 21.6% market share of paid weekly circulation for Canadian daily newspapers is exceeded only by CanWest Media Inc., with a 28.3% market share, and followed by Torstar Corporation (13.8%), Power Corporation (9.5%), Bell Globemedia (6.1%), and Osprey Media (6.0%).

        The newspaper market consists primarily of two segments, broadsheet and tabloid newspapers, which vary in format. With the exception of the broadsheet The London Free Press, all of Sun Media's urban paid daily newspapers are tabloids.

        Newspaper companies derive revenue principally from advertising and circulation. According to industry sources, in 2003, the total Canadian daily newspaper industry revenue was $3.2 billion, with 79% derived from advertising and the remaining 21% coming from circulation. Total advertising revenue for the Canadian daily newspaper industry was $2.5 billion in 2003, which represented approximately 22.0% of total Canadian advertising spending according to the Television Bureau of Canada. From 1994 to 2003, advertising revenues for daily newspapers increased at an average annual rate of 4.2%.

Advertising and Circulation

        Advertising revenues and, to a lesser extent, circulation revenues are cyclical and are generally affected by changes in national and regional economic conditions. Recent statistics indicate that economic growth in Canada increased in 2004 relative to 2003. In addition, recent forecasts by the Bank of Canada project that economic growth will average approximately 3% in 2005 and 2006. The improvement in the Canadian economy is expected to result in increased advertising revenues for Sun Media.

        Advertising revenue is Sun Media's largest source of revenue and represented 69.7% of the Company's total revenues in 2004. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. The Company's strategy is to maximize advertising revenue by providing advertisers with a range of pricing and marketing alternatives to better enable them to reach their target audience. Our newspapers offer a variety of advertising alternatives, including full-run advertisements in regular sections of the newspaper targeted to different readers (mainly automotive, real estate and travel); geographically-targeted inserts; special-interest pullout sections and advertising supplements.

        Sun Media's principal categories of advertising revenues are classified, retail and national advertising. Classified advertising has traditionally accounted for the largest share of our advertising revenues in our urban daily newspapers (46% in the year ended December 31, 2004) followed by retail advertising (35% in the same period) and national advertising (17% in the same period). Classified advertising is made up of four principal sectors: automobiles, private party, recruitment and real estate. Automobile advertising is the largest classified advertising category, representing about 46% of all of our classified advertising in terms of revenue for the year ended December 31, 2004. Retail advertising is display advertising principally placed by local businesses and organizations. Our retail advertisers are principally department stores, electronics stores and furniture stores. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Our national advertisers are principally in the retail automotive sector.

        In the smaller community papers, substantially all of the advertising revenues are derived from local retailers and classified advertisers. These newspapers publish advertising supplements with specialized themes such as agriculture, tourism, home improvement and gardening to encourage advertisers to purchase additional linage in these special editions.

        We believe our advertising revenues are diversified not only by category (classified, retail and national), but also by customer and geography. For the year ended December 31, 2004, our top ten national advertisers accounted for approximately 7% of the total advertising revenue and approximately 5% of our total revenue. In addition, because we sell advertising in numerous regional markets in Canada, the impact of a decline in any one market can be offset by strength in other markets.

        Circulation sales are the second-largest source of revenue for the Company and represented 19.2% of the Company's total revenues in 2004. In the large urban markets, newspapers are available through newspaper boxes and retail outlets Monday through Sunday. We offer daily home delivery in every market except Toronto, where The Toronto Sun is home-delivered only on Sunday and in certain designated areas on Saturday. We derive our circulation revenues from single copy sales and subscription sales. Our strategy is to increase circulation revenue by adding newspaper boxes and point-of-sale locations, as well as expanding home delivery. In order to increase readership, we are expanding coverage of local news in our newspapers and targeting editorial content to identified groups through the introduction of niche products.

        The majority of the community newspaper publications are distributed free of charge through a controlled distribution system. This enables the publisher to better identify the clientele targeted by advertisers.

Our Newspaper Operations

        We operate our newspaper businesses in urban and community markets. A majority of our newspapers in the Community Newspaper Group are clustered around our eight paid urban dailies in the Urban Daily Group. We have strategically established our community newspapers near our regional printing facilities in suburban and rural markets across Canada. This geographic clustering enables us to realize operating efficiencies and economic synergies through sharing of management, production, printing, and distribution, as well as accounting and human resources functions.

The Urban Daily Group

        On a combined weekly basis, the eight paid daily newspapers in our Urban Daily Group circulate approximately 6.4 million copies. These newspapers hold either the number one or number two position in each of their respective markets in terms of circulation. In addition, on a combined basis, over 50% of our readers do not read our principal competitor's newspaper in each of our urban daily markets, according to data from the NADbank® 2003 Study.

        Our Urban Daily Group is comprised of eight paid daily newspapers, two free daily commuter publications, and four free weekly publications. With the exception of our broadsheet, The London Free Press, the paid daily newspapers are tabloids published seven days a week. These are mass circulation newspapers that provide succinct and complete news coverage with an emphasis on local news, sports and entertainment. The tabloid format makes extensive use of color, photographs and graphics. Each newspaper contains inserts that feature subjects of interest such as fashion, lifestyle and other specialized topics. In addition, the Urban Daily Group includes two distribution businesses, Messageries Dynamiques and Dynamic Press Group.

Our Newspapers

        Circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by a continuous independent survey conducted by NADbank Inc. According to the NADbank® 2003 Study, the estimates of readership are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank Inc. who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.

        The following chart lists our paid daily newspapers and their respective readership in 2003, as well as their market position by paid circulation during that period:

	2003 Average Readership
Newspaper	Saturday	Sunday	Mon-Fri	Market Position by Paid Circulation(1)
Le Journal de Montréal	752,000	437,700	687,800	1
Le Journal de Québec	218,200	151,400	200,900	1
The Ottawa Sun	118,400	110,400	141,700	2
The Toronto Sun	635,900	978,500	858,800	2
The London Free Press	169,100	96,100	155,700	1
The Winnipeg Sun	97,900	105,500	125,400	2
The Edmonton Sun	149,200	181,600	183,300	2
The Calgary Sun	164,300	185,700	212,200	2

Total Average Readership	2,305,000	2,246,900	2,565,800

(1)
Based on paid circulation data published by the Audit Bureau of Circulations in March 2004 with respect to non-national newspapers in each market.

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

        The following chart reflects the average daily circulation of Le Journal de Montréal for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
Le Journal de Montréal
Saturday	314,700	314,600	312,500
Sunday	264,800	263,500	262,400
Monday to Friday	262,800	269,600	267,000

        Le Journal de Québec.    Le Journal de Québec is published seven days a week and is widely distributed by Messageries Dynamiques. Le Journal de Québec is the number one newspaper in its market. The average daily circulation of Le Journal de Québec exceeds the circulation of its main competitor, Le Soleil, according to the Audit Bureau of Circulations.

        The following chart reflects the average daily paid circulation of Le Journal de Québec for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
Le Journal de Québec
Saturday	123,200	124,300	124,100
Sunday	100,700	101,500	101,600
Monday to Friday	98,500	99,400	100,500

        The Ottawa Sun.    The Ottawa Sun is published seven days a week and is distributed throughout the Ottawa region through its own distribution network. The Ottawa Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes daily with the English language broadsheet, The Ottawa Citizen, and also with the French language paper, Le Droit.

        The following chart reflects the average daily paid circulation of The Ottawa Sun for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
The Ottawa Sun
Saturday	45,100	44,700	44,200
Sunday	52,800	52,500	51,600
Monday to Friday	49,800	49,300	49,100

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

        The Toronto Sun is unique in that Monday to Friday circulation sales are solely from vending boxes and retail outlets, and not from home delivery, as compared to its competitors. Home delivery is available on Sunday and in some designated areas on Saturday.

        The Toronto newspaper market is very competitive. The Toronto Sun competes with Canada's largest newspaper, The Toronto Star and to a lesser extent with The Globe & Mail and The National Post, which are national newspapers. As a tabloid newspaper, The Toronto Sun has a unique format compared to these broadsheet competitors. The competitiveness of the Toronto newspaper market is further increased by several free publications, including Metro, a free weekday commuter newspaper, and niche publications relating to topics such as entertainment and television.

        The following chart reflects the average daily circulation of The Toronto Sun for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
The Toronto Sun
Saturday	169,300	170,000	158,900
Sunday	350,700	357,000	339,700
Monday to Friday	203,500	200,200	192,600

        The London Free Press.    The London Free Press, one of Canada's oldest daily newspapers, emphasizes national and local news, sports and entertainment and is distributed throughout the London area through its own network. It is the only local daily newspaper in its market.

        The following chart reflects the average daily circulation of The London Free Press for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
The London Free Press
Saturday	112,200	111,900	108,300
Sunday	61,700	66,300	66,300
Monday to Friday	90,800	92,800	90,700

        During 2002, The London Free Press launched London This Week, a free weekly community newspaper with a circulation of approximately 105,000 copies, according to internal statistics. The London Free Press also publishes The London Pennysaver, a free weekly community shopping guide with circulation of approximately 146,000, according to internal statistics.

        The Winnipeg Sun.    The Winnipeg Sun is published seven days a week. It serves the metropolitan Winnipeg area and has its own distribution network. The Winnipeg Sun operates as the number two newspaper in the Winnipeg market according to the Audit Bureau of Circulations and competes with The Winnipeg Free Press.

        The following chart reflects the average daily circulation of The Winnipeg Sun for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
The Winnipeg Sun
Saturday	45,100	42,800	41,200
Sunday	56,400	55,200	52,700
Monday to Friday	45,400	44,000	42,100

        The Edmonton Sun.    The Edmonton Sun is published seven days a week and is distributed throughout Edmonton through its own distribution network. The Edmonton Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes with Edmonton's broadsheet daily, The Edmonton Journal.

        The following chart reflects the average daily circulation of The Edmonton Sun for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
The Edmonton Sun
Saturday	71,600	69,300	66,200
Sunday	102,000	98,700	95,400
Monday to Friday	72,200	69,800	68,900

        The Calgary Sun.    The Calgary Sun is published seven days a week and is distributed throughout Calgary through its own distribution network. The Calgary Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations and competes with Calgary's broadsheet daily, The Calgary Herald.

        The following chart reflects the average daily circulation of The Calgary Sun for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
The Calgary Sun
Saturday	65,100	63,700	62,800
Sunday	97,500	95,400	94,400
Monday to Friday	65,300	64,400	64,200

        24 Heures.    In October 2003, Sun Media re-launched its Montréal commuter paper, Montréal Métropolitain, changing the name to 24 Heures. The new publication is a free daily newspaper with an average weekday circulation of 118,200 copies, according to internal statistics. 24 Heures is a glossy, tabloid newspaper, which competes with Metro, another free daily.

        24 Hours.    In November 2003, we launched a new commuter paper in Toronto, 24 Hours, a free daily newspaper with an average weekday circulation of 213,600 copies, according to internal statistics. The editorial content of 24 Hours concentrates on the greater metropolitan Toronto area and competes with Metro. In December 2004, the Company launched Find-A-Rental, a free weekly residential rental guide with an average weekly circulation of approximately 47,000 copies, according to internal statistics, to complement 24 Hours in Toronto.

Competition

        In addition to competing directly with other dailies published in their respective markets, each of our newspapers in the Urban Daily Group competes for advertising revenue with weekly newspapers, magazines, direct marketing, radio, television, the Internet and other advertising media. The high cost associated with starting a major daily newspaper operation represents a barrier to entry to potential new publishing competitors of our Urban Daily Group.

        Through Le Journal de Montréal and Le Journal de Québec, we have established market leading positions in Québec's two main urban markets, Montréal and Québec City. Le Journal de Montréal ranks second in circulation after The Toronto Star among non-national Canadian dailies and is first among French-language dailies in North America. Le Journal de Montréal competes directly with La Presse, owned by Power Corporation, The Gazette, owned by CanWest Publications Inc., The Metro, owned by Transcontinental and 24 Heures, owned by Sun Media.

        The London Free Press is one of Canada's oldest daily newspapers and our only daily broadsheet newspaper. It is the only local daily newspaper in its market, although it competes with daily newspapers from surrounding markets.

        The Toronto Sun is the third-largest non-national daily newspaper in Canada in terms of circulation. The Toronto newspaper market is very competitive. The Toronto Sun competes with The Toronto Star and to a lesser extent with The Globe & Mail and The National Post. There are also two free daily newspapers in Toronto: Metro, which is owned by Torstar Corp., and 24 Hours, which is owned by Sun Media. As a tabloid newspaper, The Toronto Sun offers readers and advertisers an alternative format to the broadsheet format of other newspapers in the Toronto market.

        Each of our dailies in Edmonton, Calgary, Winnipeg and Ottawa competes against a broadsheet newspaper and has established a number two position in its market.

The Community Newspaper Group

        In total, the Community Newspaper Group consists of nine daily community newspapers, 163 community weekly newspapers and shopping guides, and 16 agriculture and other specialty publications. The Community Newspaper Group also includes NetMedia, its distribution sales arm.

        The total average weekly circulation of the publications in our Community Newspaper Group for the year ended December 31, 2004 was approximately 2.8 million free copies and approximately 639,000 paid copies. The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by the Community Newspaper Group in 2004:

Newspaper	Location	Average Daily Paid Circulation
The Brockville Recorder and Times	Brockville, Ontario	12,100
Stratford Beacon Herald	Stratford, Ontario	10,430
The Daily Herald Tribune	Grande Prairie, Alberta	8,090
Simcoe Reformer	Simcoe, Ontario	7,610
St. Thomas Time-Journal	St. Thomas, Ontario	7,580
Woodstock Sentinel-Review	Woodstock, Ontario	6,850
Fort McMurray Today	Fort McMurray, Alberta	4,900
The Daily Miner & News	Kenora, Ontario	3,180
The Daily Graphic	Portage La Prairie, Manitoba	3,040

Total Average Daily Paid Circulation		63,780

        The weekly and specialty publications of the Community Newspaper Group are distributed throughout Canada. The number of weekly publications on a regional basis is as follows:

Province	Number of Publications
Québec	54
Ontario	49
Alberta	41
Manitoba	12
Saskatchewan	6
New Brunswick	1

Total Publications	163

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

Other Operations

Commercial Printing and Distribution

        Our national network of production and printing facilities enables us to provide printing services for web press (coldset and heatset) and sheetfed products, and graphic design for print and electronic medium. Web presses utilize rolls of newsprint, whereas sheetfed presses use individual sheets of paper. Heatset web presses, which involve a more complex process than coldset web presses, are generally associated with printing on glossy paper. We own 25 web press and 10 sheet fed press operations located throughout Canada. These operations provide commercial printing services for both our internal printing needs and for third parties. Our printing facilities include 14 printing facilities for the daily publications and 15 other printing facilities operated by the Community Newspaper Group in five provinces.

        Our third-party commercial printing provides us with an additional revenue source that utilizes our existing equipment with excess capacity. In our third-party commercial printing operations, we compete with other newspaper publishing companies as well as with commercial printers. Our competitive strengths in this area include our modern equipment, our status in some of our markets as the only local provider of commercial printing services and our ability to price projects on a variable cost basis, as our core newspaper business covers overhead expenses.

        The Urban Daily Group includes the distribution businesses of Messageries Dynamiques and Dynamic Press Group. Messageries Dynamiques distributes dailies, magazines and other electronic and print media and reaches approximately 250,000 households and 13,500 retail outlets through its operations in Québec. We hold Dynamic Press Group in partnership with a division of The Jim Pattison Group of Vancouver. Dynamic Press Group distributes English-language printed matter to more than 400 outlets in Québec.

        Similarly, the Community Newspaper Group operates the distribution business of NetMedia, which distributes catalogues, flyers, product samples and other direct mail promotional material. Through its own branch system and its associated distributors, the Community Newspaper Group currently has the potential to provide advertising customers with distribution to over nine million Canadian households.

Television Station

        On December 2, 2004, we acquired 25% of the outstanding shares of Toronto 1, a specialty television station in Toronto, Canada. In addition to cash, this transaction involved the sale of our 29.9% interest in CP24, a 24-hour local news channel in Toronto, to the vendor of Toronto 1. TVA Group Inc., also a subsidiary of Quebecor Media, acquired the other 75% of Toronto 1.

        The addition of Toronto 1 is expected to generate numerous opportunities for cross-promotions and for leveraging the brands of both Sun Media and Toronto 1 with consumers and advertisers in Canada's largest market place.

Seasonality and Cyclicality

        Canadian newspaper publishing company operating results tend to follow a recurring seasonal pattern, with higher advertising revenue in the spring and in the fall. Accordingly, the second and fourth fiscal quarters are typically our strongest quarters, with the fourth quarter generally being the strongest. Due to the seasonal retail decline and generally poor weather, the first quarter has historically been our weakest quarter.

        Our newspaper business is cyclical in nature. Our operating results are sensitive to prevailing local, regional and national economic conditions because of our dependence on advertising sales for a substantial portion of our revenue.

Raw Materials

        Newsprint is our second-largest expense, after salaries, and represents our largest raw material expense. Newsprint expense represented 15.9% of our total operating expenses for the year ended December 31, 2004. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility. We seek to manage the effects of newsprint price increases through a combination of, among other things, technology improvements, including web width reduction, inventory management, controlling the mix of editorial versus advertising content, incentive programs and, when possible, advertising and circulation price increases.

        In addition, to obtain more favorable pricing and to provide for a more secure newsprint supply, we have entered into a long-term agreement expiring December 31, 2005 with a newsprint manufacturer for the supply of substantially all of our newsprint purchases. This agreement enables us to obtain a discount to market prices, as well as providing additional volume rebates for purchases above certain thresholds by combining our purchases with the Canadian purchases of Quebecor World Inc., an affiliated company. This agreement is expected to satisfy substantially all of our anticipated newsprint requirements through the end of 2005.

        Aside from newsprint, the only raw materials of significance to us are ink and press plates, which together accounted for approximately 2.4% of the total operating expenses from our newspaper publishing operations in 2004.

Organizational Structure

        The Company is a wholly owned subsidiary of 3535991 Canada Inc., a wholly owned subsidiary of Quebecor Media. Quebecor Media is a 54.7% owned subsidiary of Quebecor Inc. The following chart illustrates the corporate structure of Sun Media as at December 31, 2004, including all material subsidiaries and principal business units, together with the jurisdiction of incorporation or organization of each corporate entity.

Property, Plants and Equipment

        The following table presents the addresses and sizes of the main facilities and other buildings of our eight urban dailies. No other single property exceeds 50,000 square feet. Details are provided regarding the square footage we occupy, primary use of the property and current press capacity. Unless stated otherwise, we own all of the properties listed below.

Address	Use of Property	Press Capacity (1)	Floor Space Occupied (sq. ft.)

Toronto, Ontario 333 King Street East	Operations building, including printing plant — The Toronto Sun	4 Metro presses (32 units) and 1 Metroliner press (8 units)	239,500
London, Ontario 369 York Street	Operations building, including printing plant — The London Free Press	2 Headliner presses (12 units) and 1 Urbanite press (8 units)	150,100
Montréal, Québec 4545 Frontenac Street	Operations building, including printing plant — Le Journal de Montréal	3 Metro presses and 1 Cosmo press (37 units)	162,000
Calgary, Alberta 2615-12 Street NE	Operations building, including printing plant — The Calgary Sun	1 Headliner press (7 units)	90,000
Vanier, Québec 450 Bechard Avenue	Operations building, including printing plant — Le Journal de Québec	2 Urbanite presses (22 units)	73,900
Winnipeg, Manitoba 1700 Church Avenue	Operations building, including printing plant — The Winnipeg Sun	1 Urbanite press (15 units)	63,400
Edmonton, Alberta 9300-47 Street	Printing plant — The Edmonton Sun	1 Metro press (8 units)	50,700
Edmonton, Alberta 4990-92 Avenue	Operations building — The Edmonton Sun (leased until December 2013)	N/A	45,200
Ottawa, Ontario 6 Antares Drive	Operations building (leased until October 2013)	N/A	19,300
Gloucester, Ontario 4080 Belgreen Drive	Printing plant — The Ottawa Sun	1 Urbanite press (14 units)	22,600

(1)
All presses described are manufactured by Goss Graphic Systems. A "unit" is the critical component of a press that determines color and page count capacity. All presses listed have between six and 15 units.

        Our Community Newspaper Group operates from 138 owned and leased facilities located in the communities that it serves, with building space totaling approximately 805,000 square feet. The Community Newspaper Group operates 18 web presses (154 units) and nine sheet fed presses in 21 operations across Canada.

Regulation

        Federal and provincial law do not directly regulate the publication of newspapers in Canada. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Income Tax Act (Canada). The Income Tax Act (Canada) limits the deductibility by Canadian taxpayers of advertising expenditures that are made in a newspaper other than a "Canadian issue of a Canadian newspaper." For any given publication to qualify as a Canadian issue of a Canadian newspaper, the entity that publishes it, if publicly traded on a prescribed stock exchange in Canada, must ultimately be controlled, in law and in fact, by Canadian citizens and, if a private company, must be at least 75% owned, in law and in fact, by Canadians. In addition, the publication must, with limited exceptions, be printed and published in Canada and edited in Canada by individuals resident in Canada. All of our newspapers qualify as "Canadian issues of Canadian newspapers" and, as a result, our advertisers generally have the right to deduct their advertising expenditures with us for Canadian tax purposes.

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

        While our businesses make extensive use of technology, we are not materially dependent on proprietary technology or third party intellectual property. It is our policy to take all reasonable steps to protect our intellectual property assets through agreements with third parties such as distributors, institutions and freelancers or by registration.

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

        The Company expects to incur ongoing capital and operating costs to maintain compliance with existing and future applicable environmental laws and requirements. The Company does not anticipate that maintaining compliance with such environmental laws will have a material adverse effect upon the Company's competitive or consolidated financial position. Environmental laws and regulations and their interpretation, however, have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding our properties, may have had historic uses, including uses related to historic publishing operations, or may have current uses (in the case of surrounding properties) that may affect these properties and require further study or remedial measures. No material studies or remedial measures are currently anticipated or planned by us or required by regulatory authorities with respect to our properties. However, we cannot assure you that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, or that a material environmental condition does not exist at any of our properties.

Item 5.    Operating and Financial Review and Prospects

        The following management's discussion and analysis provides information concerning the operating results and financial condition of the Company for the year ended December 31, 2004 and the major changes from the last financial year. This discussion should be read in conjunction with our audited consolidated financial statements and accompanying notes included elsewhere in this annual report. It also contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. See "FORWARD-LOOKING STATEMENTS."

Overview

        Sun Media operates its newspaper businesses in both urban and community markets. The Urban Daily Group consists of eight paid daily newspapers, two free daily commuter publications and four free weekly publications in eight of the ten most populated markets in Canada. The Urban Daily Group also includes Sun Media's distribution businesses, Messageries Dynamiques and Dynamic Press Group. The Community Newspaper Group includes the majority of the Company's other publications, including nine paid daily community newspapers, 145 weekly newspapers and weekly shopping guides, six agriculture, and 28 other specialty publications. The Community Newspaper Group has its own distribution sales operation, NetMedia. Sun Media also has 25 web press and 10 sheet fed press operations across Canada, in the provinces of Alberta, Saskatchewan, Manitoba, Ontario and Quebec.

        In fiscal 2004, the Urban Daily Group accounted for 72% of Sun Media's revenues and 74% of its adjusted EBITDA. See "PRESENTATION OF FINANCIAL INFORMATION" for the Company's definition of adjusted EBITDA. Two of the Company's daily newspapers, Le Journal de Montréal and the Toronto Sun, represent a significant portion of Sun Media's revenues. In fiscal 2004, these two daily newspapers alone generated 34% of Sun Media's consolidated revenue. Over the same period, the Community Newspaper Group accounted for 28% of the Company's revenues and 26% of its adjusted EBITDA.

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

Significant 2004 Transactions

        Acquisition of Toronto 1 and Disposition of CP24.    On December 2, 2004, the Company acquired 25% of the outstanding shares of Toronto 1, a specialty television station in Toronto, Canada. The total consideration for the acquisition (including costs) was $10.8 million, consisting of $2.8 million in cash and the Company's 29.9% interest in CP24, a 24-hour local news channel in Toronto, valued at $8.0 million. TVA Group Inc., also a subsidiary of Quebecor Media, acquired the other 75% of Toronto 1. The Company recorded a net gain on the disposal of CP24 of $8.0 million. The Company also made cash contributions to Toronto 1 of $0.9 million and recorded an equity loss on its investment in Toronto 1 of $147,000, in connection with its 25% equity interest. The addition of Toronto 1 is expected to generate numerous opportunities for cross-promotions and for leveraging the brands of both Sun Media and Toronto 1 with consumers and advertisers in Canada's largest market place.

        Reduction in Interest Rates.    Effective October 12, 2004, Sun Media amended its Credit Facility to reduce the interest rates applicable to U.S. dollar advances made under the term loan B credit facility by 0.25% per annum, with the possibility for a further reduction under certain circumstances. In addition, the financial instruments used by the Company to hedge foreign exchange fluctuations related to the Credit Facility were amended, resulting in a reduction of approximately 0.21% per annum on the equivalent debt in Canadian dollars. This reduction in interest rates is expected to result in annual savings of approximately $0.6 million. See note 10(a) to our audited consolidated financial statements.

Trends

        The Company is highly dependent on advertising sales, which comprise almost 70% of total revenues. The most significant portion of Sun Media's advertising revenues comes from the automotive and retail advertising sectors. Therefore, a large portion of the Company's success in achieving revenue growth is dependent on the business cycles of these industries, especially in the provinces of Ontario, Québec and Alberta. In its October 2004 Monetary Policy Report, updated in January 2005, the Bank of Canada projected Canada's economic growth to be approximately 3% in both 2005 and 2006. The Company believes that this level of economic growth, combined with historically low interest rates in Canada, will continue to benefit Sun Media's advertising revenues over the next several years.

        Over the past few years, the traditional run of press advertising market for major multi-market retailers has been declining due to the competitive nature of the retail industry combined with a shift in marketing strategy toward flyers and preprinted inserts. The Company anticipates that this trend will continue and intends to position its products and distribution networks in order to sustain its market share.

        Circulation sales are another important revenue source for the Company, comprising more than 19% of total revenues. Circulation, measured in terms of copies sold, has been in general decline across the industry over the last ten years due to changing reader habits and the availability of other news sources such as television, radio and the Internet. Despite this trend, Sun Media's circulation revenues increased from 2003 to 2004. The Company raised its retail cover prices in select urban markets in 2004 to partly offset increased labor and energy costs. Given that the cover prices of the Company's newspapers are generally lower than those of its direct competitors, the Company will continue to investigate opportunities for strategic cover price increases in 2005 and intends to reinvest the proceeds to improve editorial content and grow circulation.

        Competition continues to be intense in the newspaper industry. Free commuter papers launched in the last few years and the increased availability of competing daily newspapers has put downward pressure on advertising and circulation revenue. In an effort to capitalize on this growing trend, in 2003 Sun Media launched 24 Heures and 24 Hours, two free daily commuter newspapers in Montréal and Toronto, respectively. These publications completed their first full year of operations in 2004 and gained a significant share of the free commuter paper market. To build on the success of these publications, Find-A-Rental was launched in December 2004 to compete in the Toronto rental market. Find-A-Rental is a weekly "vertical" publication to 24 Hours, which means that the weekly issues are distributed to readers from newspaper boxes located directly on top of the 24 Hours boxes. The Company will continue to seek opportunities to grow its business by leveraging these brands.

        Changes in the price of newsprint can have a significant effect on Sun Media's operating results, as newsprint is the Company's principal raw material and represented 15.9% of total operating expenses in 2004. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility. We manage the effects of newsprint price increases through a combination of, among other things, technology improvements, including web width reduction, inventory management, controlling the mix of editorial versus advertising content, incentive programs and, when possible, advertising and circulation price increases. To obtain more favorable pricing, we have entered into a long-term agreement with a newsprint supplier that provides for a discount to market prices and additional volume discounts for purchases above certain thresholds.

        Salaries and benefits, which represented 51.2% of total operating expenses in 2004, is the company's largest operating expense. Accordingly, rising labor, health care benefit and pension costs have had, and may in the future have, a negative effect on the Company's operating results.

        Furthermore, labor relations could have an impact on the Company's results, as approximately one-third of Sun Media's employees are unionized. The Company cannot predict the outcome of any future negotiations relating to union representation or collective bargaining agreements. Pending the outcome of future negotiations, the Company may experience work stoppages, strikes or other forms of labor protests, which could disrupt operations and affect operating results. In 2004, the Company ratified its first collective bargaining agreements with the editorial department of the Toronto Sun and with the Simcoe Reformer. These agreements were reached without disruption of operations and with minimal impact on financial results.

        As of December 31, 2004, 16 collective bargaining agreements, representing 466 employees, had expired. An additional 14 agreements, representing 345 employees, will expire prior to December 31, 2005. Negotiations for these 30 collective bargaining agreements are either in progress, or will be undertaken in 2005.

Recent Canadian GAAP Accounting Pronouncements

        The Canadian Institute of Chartered Accountants ("CICA") recently adopted the following new standards:

        Hedging Relationships.    Effective January 1, 2004, Sun Media adopted the new CICA Accounting Guideline AcG-13, Hedging Relationships. In accordance with the new policy, each of the Company's hedging relationships is formally documented and subject to an effectiveness test at the beginning of the relationship and subsequently on a quarterly basis for reasonable assurance that they are and will continue to be effective. Any derivative that does not qualify for hedge accounting is reported on a mark-to-market basis in the Consolidated Balance Sheet, with the changes from period to period reported in the Consolidated Statement of Income.

        The Company determined, in the second quarter of 2004, that one of its financial instruments used to hedge foreign exchange fluctuations on a portion of the principal and interest of the Company's Senior Notes was no longer providing an effective hedge (see note 1(i) of our audited consolidated financial statements). Despite the Company's discontinuation of hedge accounting for that financial instrument and the associated debt, as required by CICA Accounting Guideline AcG-13, Hedging Relationships, the Company believes that all of its financial instruments continue to adequately serve their original intended purpose of managing Sun Media's exposure to fluctuations in foreign currency exchange rates.

        Financial Instruments — Presentation and Disclosure.    In November 2003, the CICA amended Handbook Section 3860, Financial Instruments — Presentation and Disclosure, to require obligations that may be settled at the issuer's option, with a variable number of the issuer's own equity instruments, to be presented as liabilities. The new standard is effective for fiscal years beginning on or after November 1, 2004, but early adoption is encouraged. Effective April 1, 2004, Sun Media adopted the revised standards of Handbook Section 3860 with respect to the accounting treatment of its convertible obligations issued to Quebecor Media and retroactively applied this accounting standard to the comparable periods of the prior years (see note 1(ii) to our audited consolidated financial statements). The adoption of this new accounting standard harmonizes the accounting treatment of the Company's convertible obligations under generally accepted accounting principles in Canada and the United States.

        Generally Accepted Accounting Principles.    In July 2003, the CICA issued Handbook Section 1100, Generally Accepted Accounting Principles. This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when the primary sources of Canadian GAAP are silent. Effective January 1, 2004, Sun Media adopted the new standards of CICA Handbook Section 1100. The adoption of this standard does not have a material impact on Sun Media's results of operations or financial condition.

Operating Results

	Year Ended December 31,
	2002	2003	2004
	(dollars in millions)
Revenues:
Advertising	$570.9	$587.2	$619.2
Circulation	168.1	165.3	170.3
Commercial printing and other	92.5	93.4	98.6

Total revenues	831.5	845.9	888.1

Operating Expenses:
Wages and employee benefits	307.5	317.1	338.1
Newsprint	100.2	100.8	104.7
Other operating expenses	204.4	203.2	217.5

Total operating expenses	612.1	621.1	660.3

Adjusted EBITDA	$219.4	$224.8	$227.8

Adjusted EBITDA Margin	26.4%	26.6%	25.7%

Fiscal 2004 Compared to Fiscal 2003

        The consolidated results for the year ended December 31, 2004 include 53 weeks as compared to the year ended December 31, 2003, which only contained 52 weeks. The 53rd week in 2004 resulted in total additional revenues of approximately $14.3 million and total additional operating expenses of approximately $12.2 million as compared to the year ended December 31, 2003.

Revenues

        Consolidated revenues for the year ended December 31, 2004 were $888.1 million, compared to $845.9 million for 2003, an increase of $42.2 million, or 5.0%. For comparative purposes, if 2003 and 2004 figures were adjusted to exclude the acquisition of Annex Publishing and Printing and the 24 Hours start-up operation in Toronto, consolidated revenues increased $25.7 million, or 3.0%, over the prior year.

        Advertising revenues were $619.2 million for the year ended December 31, 2004, an increase of $32.0 million, or 5.5%, from $587.2 million for fiscal 2003. Excluding acquisitions and start-up operations, advertising revenues increased $19.3 million, or 3.3%. Advertising revenues for the urban daily newspapers, excluding start-up operations, increased $12.0 million, or 2.8%. During 2004, national and classified advertising revenues showed strong growth of 5.9% and 3.4%, respectively. Retail advertising revenues also showed some growth compared to 2003, despite weakness in corporate retail sales.

        Management continued to place significant emphasis during the year on improving advertising rates in all markets, and will continue to do so in 2005 by implementing a formalized sales program aimed at standardizing sales processes throughout the Company. Average advertising rates increased by 4.3% for the urban daily newspapers compared to the prior year. However, advertising volumes declined in fiscal 2004 compared to the same period last year, due to softness in corporate sales, as a few large national advertisers reduced their advertising spending with the Company in 2004. Advertising revenues in the community group, excluding acquisitions, increased 4.4% to $169.6 million during the year ended December 31, 2004.

        Circulation revenues were $170.3 million for the year ended December 31, 2004, an increase of $5.0 million, or 3.0%, from $165.3 million in 2003. Excluding acquisitions and start-up operations, circulation revenues increased by $3.3 million, or 2.0%. Circulation revenues for the urban daily newspapers increased 1.8% in 2004 as six out of eight urban dailies experienced an increase in circulation revenues, despite the fact that most of these operations experienced declines in paid circulation during fiscal 2004. Circulation revenues declined marginally in Toronto and Montreal as both markets continue to experience intense competition.

        Distribution, commercial printing and other revenues were $98.6 million for the year ended December 31, 2004, an increase of $5.2 million, or 5.6%, compared to 2003. Excluding acquisitions and start-up operations, distribution, commercial printing and other revenues increased $3.0 million, or 3.2%, compared to the prior year.

Operating Expenses

        Wages and employee benefits were $338.1 million, an increase of $21.0 million, or 6.6%, from $317.1 million during 2003. Excluding acquisitions and start-up operations, wages and employee benefits increased $14.3 million, or 4.5%, in 2004. The increase in wages and employee benefit expenses was the result of normal wage increases, higher pension and benefit costs and increased commissions related to higher advertising revenues. The Company also incurred stock compensation expense of $4.1 million in the year ended December 31, 2004 versus $1.9 million in fiscal 2003.

        Newsprint expenses were $104.7 million, an increase of $3.9 million from $100.8 million during 2003. Excluding acquisitions and start-up operations, newsprint expenses increased $3.2 million, or 3.1%. The increase was due mainly to higher newsprint prices, increased newsprint purchases necessary to print some of our newspapers that we transferred from third party presses to internal presses in 2004 and lower discounts compared to 2003.

        Other operating expenses were $217.5 million for the year ended December 31, 2004, an increase of $14.3 million, or 7.0%, from $203.2 million in 2003. Excluding acquisitions and start-up operations, other operating expenses increased by $4.1 million, or 2.1%, mainly due to increased circulation costs, from higher gas prices, professional fees related to the new Sarbanes-Oxley Act and higher management fees paid to Quebecor Media.

        Adjusted EBITDA.    Consolidated adjusted EBITDA for the year ended December 31, 2004 of $227.8 million was $3.0 million, or 1.4%, higher than adjusted EBITDA for 2003 of $224.8 million. Excluding acquisitions and start-up operations, adjusted EBITDA increased by $4.1 million, or 1.8%. The improvement in adjusted EBITDA resulted from positive impact of the 53rd week in 2004 and higher revenues, offset partly by higher salaries, newsprint, circulation and administrative costs compared to the prior year.

        Adjusted EBITDA margin represents adjusted EBITDA as a percentage of revenues. Sun Media's adjusted EBITDA margin for fiscal 2004 was 25.7%, compared to 26.6% for fiscal 2003. Excluding acquisitions and start-up operations, our adjusted EBITDA margin was 26.5% for fiscal 2004.

        Financial Expenses.    Financial expenses for the year ended December 31, 2004 were $51.1 million, compared to $44.0 million for the year ended December 31, 2003. Excluding the foreign currency translation gain on a portion of the Company's Senior Notes of $15.0 million and the loss on financial instruments of $21.3 million (see note 1(i) to our audited consolidated financial statements), financial expenses increased $0.9 million compared to the prior year. The increase was due to lower investment income of $1.7 million and a foreign exchange loss of $0.5 million, offset by lower interest rates on the Company's debt, due to lower variable interest rates, and a reduction in applicable margins paid by the Company (see "Significant 2004 Transactions — Reduction in Interest Rates"). The foreign exchange loss of $0.5 million related to the voluntary repayment of US$17.0 million (Cdn$25.8 million) on the Company's term loan B credit facility, and the unwinding of related hedging contracts.

        Dividend Income and Interest on Convertible Obligations.    Sun Media earned dividend income of $147.5 million on its investment in Quebecor Media preferred shares during the year ended December 31, 2004, compared to $224.6 million during the year ended December 31, 2003. Concurrently, Sun Media incurred interest expense of $143.3 million on its convertible obligations to Quebecor Media during the year ended December 31, 2004, compared to $218.3 million during the same period in 2003. The decline in dividend income and interest expense resulted from a decrease in the Company's investment in Quebecor Media preferred shares and its convertible obligations to Quebecor Media. As at January 1, 2004, the Company's investment in Quebecor Media preferred shares and the convertible obligations to Quebecor Media was $1.59 billion. On January 14, 2004, the Company disposed of $450.0 million of its investment in Quebecor Media preferred shares, and used the proceeds to redeem $450.0 million of its convertible obligations. As at December 31, 2004, the Company had an investment balance and a principal convertible obligation balance of $1.14 billion. See "Liquidity and Capital Resources — Liquidity and Capital Resource Requirements — Purchase of Shares of Quebecor Media and Service of Convertible Obligations."

        Depreciation and Amortization.    Depreciation and amortization was $26.0 million in the year ended December 31, 2004, a decrease of $1.6 million, or 5.6%, from $27.6 million in the prior year. The Company had fully depreciated certain of its software assets by the end of 2003, resulting in lower depreciation in 2004.

        Gain on Disposition of CP24.    In fiscal 2004, Sun Media recorded a gain on the disposition of the Company's 29.9% interest in CP24 of $8.0 million (see note 3(a) to our audited consolidated financial statements).

        Income Taxes.    The Company's income tax expense was $4.6 million for the year ended December 31, 2004, compared to an income tax recovery of $20.3 million in the prior year. Excluding the non-taxable dividend income on the Quebecor Media preferred shares of $147.5 million in 2004 and $224.6 million in 2003, the effective tax rate was 34.6% in fiscal 2004, compared to 32.9% in fiscal 2003. The movement in the effective tax rates is partially attributable to higher statutory tax rates (net of tax rate reductions) in 2004 compared to 2003. As well, the Company recognized a valuation allowance on capital losses arising in 2004, while a portion of its capital gains realized in 2003 were not taxable.

        Net Income.    Net income for the year ended December 31, 2004 was $156.7 million, compared to $189.7 million for the same period in fiscal 2003, a decrease of $33.0 million, or 17.4%. The decrease in net income was primarily due to higher income taxes and financial expenses in the year.

Fiscal 2003 Compared to Fiscal 2002

Revenues

        Consolidated revenues for the year ended December 31, 2003 were $845.9 million, compared to $831.5 million for fiscal 2002, an increase of $14.4 million, or 1.7%. For comparative purposes, if 2003 figures were adjusted to exclude the acquisition of Annex Publishing and Printing Inc. and the 24 Hours start-up operation in Toronto, consolidated revenues increased $11.2 million, or 1.3%, over the prior year.

        Advertising revenues were $587.2 million for the year ended December 31, 2003, an increase of $16.3 million, or 2.8%, from $570.9 million in fiscal 2002. Excluding acquisitions and start-up operations, advertising revenues increased $14.3 million, or 2.5%. Advertising revenues were strong in most operations, due to an increase in average advertising rates of 3.5% in 2003, compared to 2002. Advertising volumes decreased in 2003 compared to the prior year, partly as a result of the increased advertising rates. Despite the decrease in volumes, the Urban Daily Group maintained its advertising linage market share, relative to the competition.

        Circulation revenues for fiscal 2003 decreased compared to fiscal 2002 by $2.8 million, or 1.7%, from $168.1 million to $165.3 million. Excluding acquisitions and start-up operations, circulation revenues decreased by $3.1 million, or 1.8%. Although circulation revenues in the Montréal and Québec daily newspapers increased slightly in 2003 as compared to 2002, the remaining six urban dailies experienced a decline in circulation revenues and paid circulation during that period, a strategy implemented in several markets to obtain longer-term subscriptions by offering lower subscription prices reduced circulation revenue yields.

        Commercial printing and other revenues were $93.4 million for the year ended December 31, 2003, an increase of $0.9 million, or 1.0%, compared to 2002. Excluding acquisitions and start-up operations, commercial printing and other revenues were flat year over year.

Operating Expenses

        Wages and employee benefits increased $9.6 million, or 3.1%, from $307.5 million during 2002 to $317.1 million during 2003. Excluding acquisitions and start-up operations, wages and employee benefits increased $8.1 million in 2003, or 2.6%. The increase in wages and employee benefits was the result of normal wage increases and higher pension and benefit costs. Sun Media also incurred a stock compensation expense of $1.9 million in the year ended December 31, 2003, versus no comparable stock compensation expense in fiscal 2002.

        Newsprint expenses of $100.8 million for fiscal 2003 were $0.6 million, or 0.6% higher than 2002. Excluding acquisitions and start-up operations, newsprint expenses increased $0.3 million, or 0.3%. The increase was due to increased newsprint purchases necessary to print our new publications and to print some of our newspapers that we transferred from third party presses to internal presses in 2003. The increase in volume purchased was partially offset by higher newsprint rebates.

        Other operating expenses were $203.2 million for the year ended December 31, 2003, a decrease of $1.1 million, or 0.5%, over 2002. Excluding acquisitions and start-up operations, other operating expenses decreased by $3.8 million, or 1.8%. Stringent cost containment measures were implemented, and the greatest cost savings were achieved in promotion and marketing expenses and administration expenses.

        Adjusted EBITDA.    Consolidated adjusted EBITDA for the year ended December 31, 2003 of $224.8 million was $5.4 million, or 2.4%, higher than adjusted EBITDA for 2002 of $219.4 million. Excluding acquisitions and start-up operations, adjusted EBITDA increased by $6.6 million, or 3.0%. The improvement in adjusted EBITDA was primarily due to the increase in revenues and savings in other expenses, partially offset by increases in wages and employee benefits and newsprint costs.

        Adjusted EBITDA margin represents adjusted EBITDA as a percentage of revenues. Sun Media's adjusted EBITDA margin for fiscal 2003 was 26.6%, compared to 26.4% for fiscal 2002. Excluding acquisitions and start-up operations, adjusted EBITDA margin was 26.8% for fiscal 2003.

        Financial Expenses.    Financial expenses for the year ended December 31, 2003 were $44.0 million, compared to $33.5 million for the year ended December 31, 2002. This increase of $10.5 million, or 31.2%, was due primarily to higher debt as a result of the refinancing completed in the first quarter of 2003.

        Dividend Income and Interest on Convertible Obligations.    Sun Media earned dividend income of $224.6 million on its investment in Quebecor Media preferred shares during the year ended December 31, 2003, compared to $203.2 million during the year ended December 31, 2002. Concurrently, Sun Media incurred interest expense of $218.3 million on its convertible obligations to Quebecor Media during the year ended December 31, 2003, compared to $197.5 million during fiscal 2002. The increase in dividend income of $21.4 million and increase in interest expense of $20.8 million related to the greater average investment in Quebecor Media preferred shares and the principal amount of the convertible obligations, respectively, in 2003 as compared to 2002. As at December 31, 2003, Sun Media had an investment balance and a principal convertible obligation balance of $1.59 billion.

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

        Income Taxes.    The Company's income tax recovery was $20.3 million for the year ended December 31, 2003, compared to an income tax recovery of $16.9 million in fiscal 2002. Excluding the non-taxable dividend income of $224.6 million and $203.2 million, respectively, the effective tax provision rate increased to 32.9% in fiscal 2003 compared to 32.7% in fiscal 2002.

        Discontinued Operations.    Income from discontinued operations for the twelve months ended December 31, 2003 was $3.5 million, including the after-tax gains on the disposal of assets in Florida and British Columbia of $3.0 million. This compares to income from discontinued operations of $2.0 million for the twelve months ended December 31, 2002.

        Net Income.    Net income for the year ended December 31, 2003 was $189.7 million, compared to $180.7 million for the same period in 2002, an increase of $9.0 million, or 5.0%. The positive variance in net income is explained by the increase in adjusted EBITDA in the year and the gain on refinancing of long-term debt, partially offset by the increase in financial expenses.

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

        Business Acquisitions.    On December 2, 2004, the Company acquired a 25% interest in Toronto 1, a specialty television channel, for total consideration of $10.8 million, including $2.8 million in cash and its 29.9% interest in CP24, a 24-hour local news channel in Toronto, from CHUM Limited. The Company intends to continue to investigate further business acquisitions that will complement its business and operating strategies.

        Capital Expenditures to Augment and Update Facilities.    In the year ended December 31, 2004, the Company spent $18.8 million to fund capital expenditures. The Company spent approximately $1.5 million during the year to complete the augmentation of color capacity at its Montreal printing facility, for a total project cost of $4.9 million. The additional color capacity enables Sun Media to pursue new sources of revenue, while improving the print quality of Le Journal de Montréal.

        Sun Media incurred capital expenditures of $3.3 million in the year ended December 31, 2004 to acquire computer-to-plate technology for the majority of its printing operations in community markets. The Company had already spent $6.8 million in prior years to acquire this technology for its printing facilities in urban markets. The computer-to-plate equipment replaces film image setters and related computer systems and contributes to improved operating results by providing a more efficient workflow, as well as higher quality newspapers.

        Sun Media is also investing in new information systems across the Company. In the year ended December 31, 2004, the Company spent $1.1 million on new classified advertising billing systems, and expects to spend an additional $0.4 million in 2005 to complete these new systems in Toronto, Montreal, Edmonton, Calgary and Ottawa, for a total project cost of $2.4 million. In the year ended December 31, 2004, the Company also spent $2.6 million on new circulation billing systems, and expects to spend an additional $0.8 million to complete its installations in the majority of its urban markets. These systems will replace old systems with new technology that will enable the Company to realize operational efficiencies, cost savings and improve customer service levels.

        The Company also spent $0.6 million in the year ended December 31, 2004 to upgrade its printing facility in Leduc, Alberta. The Company anticipates spending an additional $2.0 million in 2005 to complete the project. The press upgrade will enable the Company to pursue new sources of revenue, including color and other commercial printing business, while realizing cost savings through improved operational efficiencies.

        Management does not expect its 2005 capital requirements to exceed approximately $20.0 million in aggregate; however, management is constantly evaluating capital projects for opportunities to improve the financial results of the Company.

        Service and Repayment of Debt.    During the year ended December 31, 2004, Sun Media made cash interest payments of $43.2 million and net debt repayments of $29.3 million on its long-term debt. In the year ended December 31, 2003, Sun Media made cash interest payments of $38.8 million and net repayments on its long-term debt of $13.8 million.

        Payment of Dividends.    In the year ended December 31, 2004, Sun Media paid dividends of $135.1 million, or $107.15 per common share, to Quebecor Media, in connection with its ownership of 1,261,000 common shares. In 2003, the Company paid dividends of $411.2 million, or $326.12 per common share, to Quebecor Media. Sun Media expects, to the extent permitted by the terms of its indebtedness and applicable law, to continue to pay significant dividends to Quebecor Media in the future.

        Purchase of Shares of Quebecor Media and Service of Convertible Obligations.    Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, Sun Media has entered into certain transactions involving the purchase of preferred shares of its parent, Quebecor Media, and the issuance of convertible obligations to Quebecor Media, that have the effect of consolidating tax losses within Quebecor Media. From Sun Media's standpoint, these transactions significantly reduce its income tax obligation, since the interest expense on the convertible obligations is deductible for Canadian income tax purposes, while the dividend income on the Quebecor Media preferred shares is not taxable.

        During the year ended December 31, 2001, Sun Media issued a $1.6 billion convertible obligation to Quebecor Media and used the proceeds to invest in $1.6 billion of the Quebecor Media preferred shares. The convertible obligation matures on July 14, 2007 and bears interest at 12.15% payable semi-annually ("2007 Convertible Obligation Issue"). The Quebecor Media preferred shares are redeemable at the option of Quebecor Media and retractable at the option of Sun Media at the paid-up value. They carry a 12.5% annual fixed cumulative preferential dividend payable semi-annually ("12.5% Cumulative Preferred Series A Shares").

        On November 28, 2002, Sun Media issued a new convertible obligation to Quebecor Media in the amount of $350.0 million ("2008 Convertible Obligation Issue"). This new convertible obligation matures on November 28, 2008 and otherwise has terms and conditions substantially similar to the 2007 Convertible Obligation Issue. The Company used the proceeds from the issuance of the 2008 Convertible Obligation Issue to invest in an additional $350.0 million of Quebecor Media 12.5% Cumulative Preferred Series A Shares.

        On July 31, 2003, Sun Media sold $360.0 million of its investment in the Quebecor Media preferred shares. Sun Media used the proceeds to redeem $360.0 million of its convertible obligations, resulting in an aggregate principal balance of $1.59 billion of convertible obligations as at December 31, 2003.

        On January 14, 2004, Sun Media sold a further $450.0 million of its investment in the Quebecor Media preferred shares, and used the proceeds on the same day to redeem $450.0 million of its convertible obligations held by Quebecor Media, resulting in an aggregate principal balance of $1.14 billion in convertible obligations. The convertible obligations had accrued interest due to Quebecor Media of $65.3 million as at December 31, 2004, due on January 14, 2005.

        On January 14, 2005, Sun Media sold a further $150.0 million of its investment in the Quebecor Media preferred shares, and used the proceeds on the same day to redeem $150.0 million of its convertible obligations. In addition, the Company issued a new convertible obligation to Quebecor Media in the amount of $255.0 million ("2020 Convertible Obligation Issue"). This new convertible obligation matures on January 14, 2020, bears interest at 10.5% payable semi-annually and otherwise has terms and conditions substantially similar to its existing convertible obligations. The Company used the proceeds from the issuance of the 2020 Convertible Obligation Issue to invest in an additional $255.0 million of Quebecor Media preferred shares ("10.85% Cumulative Preferred Series F Shares") carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to the 12.5% Cumulative Preferred Series A Shares. As a result of the transactions completed on January 14, 2005, the Company has an aggregate principal balance of $1.245 billion in convertible obligations, and an aggregate balance of $1.245 billion in Quebecor Media preferred shares.

        The following tables summarize the Company's issuance of convertible obligations, and investments in Quebecor Media preferred shares:

	Convertible Obligation Issue
	2007	2008	2020	Total
	(dollars in millions)
Issue or Redemption Date
July 9, 2001	$1,600.0	$—	$—	$1,600.0

Balance — December 31, 2001	1,600.0	—	—	1,600.0
November 28, 2002	—	350.0	—	350.0

Balance — December 31, 2002	1,600.0	350.0	—	1,950.0
July 31, 2003	(265.0)	(95.0)	—	(360.0)

Balance — December 31, 2003	1,335.0	255.0	—	1,590.0
January 14, 2004	(450.0)	—	—	(450.0)

Balance — December 31, 2004	885.0	255.0	—	1,140.0
January 14, 2005	(150.0)	—	255.0	105.0

Balance — January 14, 2005	$735.0	$255.0	$255.0	$1,245.0

	Quebecor Media Preferred Shares
	12.5% Series	10.85% Series	Total
	(dollars in millions)
Issue or Redemption Date
July 9, 2001	$1,600.0	$—	$1,600.0

Balance — December 31, 2001	1,600.0	—	1,600.0
November 28, 2002	350.0	—	350.0

Balance — December 31, 2002	1,950.0	—	1,950.0
July 31, 2003	(360.0)	—	(360.0)

Balance — December 31, 2003	1,590.0	—	1,590.0
January 14, 2004	(450.0)	—	(450.0)

Balance — December 31, 2004	1,140.0	—	1,140.0
January 14, 2005	(150.0)	255.0	105.0

Balance — January 14, 2005	$990.0	$255.0	$1,245.0

        During the year ended December 31, 2004, Sun Media made cash interest payments of $166.5 million on the convertible obligations. During the year ended December 31, 2003, Sun Media made cash interest payments of $223.0 million on the convertible obligations.

Contractual Obligations and Commitments

        Sun Media's material obligations under firm contractual arrangements, including commitments for future payments under the convertible obligations, long-term debt arrangements and operating lease arrangements as of December 31, 2004, are fully disclosed in notes 10, 12 and 14 to the audited consolidated financial statements, and can be summarized as follows:

	Payments Due By Period
Contractual Obligations:	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
	(dollars in millions)
Convertible obligations	$1,205.3	$65.3	$885.0	$255.0	$—
Long-term debt	484.3	2.8	5.5	233.2	242.8
Operating leases and other	37.6	12.6	12.6	6.6	5.8

Total contractual cash obligations	$1,727.2	$80.7	$903.1	$494.8	$248.6

        As of December 31, 2004, the outstanding principal balance on the convertible obligations was $1.14 billion and $65.3 million in unpaid interest due on January 14, 2005. The principal amount of $885.0 million matures on July 14, 2007, and the principal amount of $255.0 million matures on November 28, 2008.

        The Company's long-term debt consists of a five-year revolving credit facility of $75.0 million, a six-year term loan B credit facility of US$230.0 million and 7 5/8% Senior Notes due February 15, 2013. The term loan B credit facility is subject to repayments of US$575,000 per quarter during the term of the loan. As at December 31, 2004, no amounts were drawn on the $75.0 million revolving credit facility and the aggregate amount outstanding under the term loan B credit facility was US$201.0 million, with an effective interest rate of 4.14% on the aggregate amount in U.S. dollars. As at December 31, 2004, the outstanding principal amount of the Senior Notes was US$205.0 million.

        Sun Media rents equipment and premises under various operating leases, and enters into long-term commitments to purchase services and capital. As of December 31, 2004, minimum payments under these leases and agreements over the next five years and thereafter will be approximately $37.6 million in aggregate.

        In addition, in 2002 the Company entered into a five-year management services agreement with Quebecor Media pursuant to which Quebecor Media provides the Company with internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. This agreement provides for an annual management fee of $6.6 million in 2004, $9.1 million in 2005 and amounts to be agreed upon for the year 2006. In addition, Quebecor Media is entitled to reimbursement for out-of-pocket expenses incurred in connection with the services provided under the agreement. The agreement also provides that in no event may the fees and reimbursements paid to Quebecor Media for any given year exceed 1.5% of Sun Media's consolidated revenues for such year.

        Other Commercial Commitments.    Sun Media and an affiliated company have a long-term agreement, expiring December 31, 2005, with a newsprint manufacturer for the supply of all of Sun Media's newsprint purchases. This agreement provides for a discount to market prices and additional volume discounts for purchases above certain thresholds. Sun Media is committed to purchasing 125,000 metric tonnes of newsprint per year under this agreement. Because the commitment fluctuates with the market price of newsprint, the dollar amount of the contractual commitment cannot be estimated.

Sources of Liquidity and Capital Resources

        Sun Media's primary sources of liquidity and capital resources are:

  •
  Funds from operations;

  •
  Financing from related party transactions;

  •
  Debt from capital markets borrowings and bank financing; and

  •
  Business dispositions.

        Funds from Operations.    Cash provided by operations for the year ended December 31, 2004 of $177.4 million was $47.6 million less than for the year ended December 31, 2003 of $225.0 million, a decrease of 21.2%. This decrease was largely due to income tax refunds of $26.0 million in fiscal 2003, compared to $13.3 million in 2004. These income tax refunds represent the recovery of taxes paid in prior years, as a result of carrying back tax losses generated primarily from the interest expense on the Company's convertible obligations. The Company's ability to recover prior years' taxes was fully realized at the end of 2004, and accordingly, the Company does not expect significant tax refunds in 2005. In addition, the Company's change in non-cash working capital declined by $34.9 million, largely due to a change in the timing of interest payments in 2003, the Company's decision to prepay certain newsprint purchases in the fourth quarter of 2004 and additional pension plan contributions made to reduce the Company's pension plan deficit.

        Financing from Related Party Transactions.    The Company has entered into certain tax loss consolidation transactions with its parent company, Quebecor Media. These transactions involve the purchase of Quebecor Media preferred shares and the issuance to Quebecor Media of convertible obligations, as further described under "— Liquidity and Capital Resource Requirements — Purchase of Shares of Quebecor Media and Service of Convertible Obligations." As at December 31, 2004, Sun Media's total investment in the Quebecor Media preferred shares was $1.14 billion, with dividend income receivable of $67.2 million.

        During the year ended December 31, 2004, Sun Media received cash dividends of $171.2 million from its investment in the Quebecor Media preferred shares, compared to $229.4 million during the year ended December 31, 2003.

        On January 14, 2005, Sun Media issued an additional net amount of $105 million of convertible obligations to Quebecor Media, and used the net proceeds to invest in an additional net amount of $105 million of Quebecor Media preferred shares.

        Debt from Capital Market Borrowings and Bank Financing.    On February 7, 2003, Sun Media issued US$205.0 million (or Cdn$312.2 million) of its Senior Notes. Concurrently with the completion of the private placement offering of the Senior Notes, Sun Media entered into a new senior secured credit facility consisting of a $75.0 million revolving facility and a US$230.0 million (or Cdn$349.0 million) term loan B credit facility. Sun Media used the net proceeds from the issuance of the Senior Notes and borrowings under the new credit facility, totaling $655.8 million, as well as additional cash then available to repay borrowings under the old credit facility of $301.5 million, redeem two series of senior subordinated notes with an outstanding aggregate principal amount of $205.7 million, pay dividend to parent company in the amount of $260.0 million and pay financing fees on these refinancing transactions of $11.3 million.

        Following the refinancing, Sun Media's principal sources of cash are cash generated from operations and borrowings available under the new credit facility. As at December 31, 2004, no amounts were drawn on the $75.0 million revolving credit facility.

        The credit facility contains covenants that restrict the declaration and payment of dividends and other distributions, as well as financial ratios such as maximum leverage, interest coverage and fixed charge coverage ratios. The Senior Notes also contain covenants restricting the Company's ability to declare and pay dividends, and make other distributions. Sun Media has always operated within its financial ratios and expects to continue to do so in 2005. In the past, the Company has paid significant dividends to Quebecor Media and plans to pay significant dividends in 2005, to the extent permitted by its debt covenants.

Cash Management and Financial Position

        Management expects that its principal needs for cash relating to Sun Media's existing operations will be to fund operating activities and working capital, capital expenditures, dividends to its parent company and debt service. These requirements will be funded from the sources of cash described above. The Company also intends to continue investigating potential business acquisitions that would complement existing operations. The Company would expect to fund a smaller acquisition with cash from operations or borrowings under its existing credit facility. A larger acquisition would be financed through sources such as long-term debt or additional bank financing, to the extent permitted by the Company's debt covenants.

        As at December 31, 2004, Sun Media had cash and cash equivalents of $33.6 million and total long-term debt, including the current portion, was $484.3 million. This represents a decrease in debt of $67.4 million from the December 31, 2003 balance of $551.7 million, resulting from voluntary and mandatory debt repayments in the aggregate amount of $29.3 million and fluctuations in the U.S. exchange rate.

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

        For derivatives that are determined to be effective, foreign exchange translation gains and losses on the hedged debt are deferred and recorded under other assets or other liabilities. Premiums or discounts for these swap agreements are amortized, using the effective interest rate method, as an adjustment to income over the term of the agreement. Derivatives that are determined to be ineffective are reported on a mark-to-market basis in the Consolidated Balance Sheet, with the change from period to period reported in the Consolidated Statement of Income.

        In the event a designated hedged item is sold, extinguished, or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on the related derivative instrument is recognized in income.

        The Company determined in the second quarter of 2004 that one of its financial instruments used to hedge foreign exchange fluctuations on a portion of the principal and interest of the Company's Senior Notes was no longer providing an effective hedge (See, note 1(i) of our audited consolidated financial statements). Despite the Company's discontinuation of hedge accounting for that financial instrument and the associated debt, as required by CICA Accounting Guideline AcG-13, Hedging Relationships, the Company believes that all of its financial instruments continue to adequately serve their original intended purpose of managing Sun Media's exposure to fluctuations in foreign currency exchange rates.

Off-Balance Sheet Arrangements

Guarantee Agreements

        Sun Media has entered into guarantee agreements with third parties that may result in an obligation to Sun Media, depending on certain events that would trigger the liability. These guarantees are described below:

        Operating Leases.    The Company has guaranteed a portion of the residual values of certain leased assets under operating leases that expire between 2005 and 2009. If the fair value of an asset at the end of its lease term is less than the expected fair value as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. As at December 31, 2004, the maximum exposure to the Company in respect of these guarantees was $2.1 million. The Company has not recorded a liability associated with these guarantees, as it is unable to estimate potential payments under such guarantees. Historically, payments of this nature have not been significant.

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

Critical Accounting Estimates

        The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of pension and post-retirement benefits, key economic assumptions used in determining the allowance for doubtful accounts, reserves for the restructuring of operations, the useful life of assets for amortization and evaluation of expected future cash flows to be generated by assets, the determination of fair value of assets acquired and liabilities assumed in business combinations, implied fair value of goodwill, provisions for income taxes and determination of future income tax assets and liabilities and the determination of the fair value of financial instruments. Actual results could differ from these estimates.

Long-lived Assets

        Sun Media reviews the carrying values of its property, equipment and intangible assets if events or changes in circumstances indicate that the asset may be impaired. Impairment is measured by comparing the carrying amount of the assets to the expected undiscounted cash flows the assets are expected to generate. If these assets are considered to be impaired, a write down equal to the excess of the carrying value over the amount recoverable is charged to the Consolidated Statement of Income.

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

        In management's determination of the recoverability of property, equipment, intangible assets and goodwill, estimates used in preparing the undiscounted cash flows and determining the fair values of reporting units are based on historical customer patterns, industry trends and existing competitive factors believed to be reasonable under the circumstances. Actual results may differ from these estimates due to changes in assumptions or conditions, potentially resulting in an impairment of the value and life of long-lived assets.

Employee Future Benefits

        Pension Plans.    The Company offers defined benefit pension plans and defined contribution pension plans to various employee groups. Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management's best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Pension plan expense is charged to operations and includes:

  •
  Cost of pension plan benefits provided in exchange for employee services rendered during the year;

  •
  Amortization of the initial net transition asset, prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans; and

  •
  Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets over the expected average remaining service period of the active employee group covered by the plans.

        Actuarial gains and losses arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation.

        Weighted average assumptions for the pension benefit plans in 2004 included a discount rate of 6.0%, an expected return on plan assets of 7.75%, and compensation increases of 3.5%. The expected average remaining service period of the active employee group covered by the plans is 13 years. The Company uses the fair value at year-end to evaluate plan assets for the purpose of calculating the expected return on plan assets.

        Post-retirement Benefits.    The Company offers health, life and dental insurance plans to various retired employee groups. The Company accrues the cost of post-retirement benefits, other than pensions. The Company funds these benefits as they become due. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation over the expected average remaining service life of the active employee group covered by the plans.

        Weighted average assumptions for other benefit plans in 2004 included a discount rate of 6.0% and a compensation increase of 3.5%. The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 8.2%. This rate was assumed to decrease gradually to 5.0% over eight years and remain at that level thereafter. An increase of 1% in the assumed health care cost trend would increase the current annual service costs by $0.2 million, interest costs by $0.3 million and benefit obligations by $5.3 million. A decrease of 1% in the assumed health care cost trend would decrease the current annual service costs by $0.2 million interest costs by $0.2 million and benefit obligations by $4.1 million.

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

Canadian and United States Accounting Policy Differences

        Sun Media prepares its financial statements in accordance with Canadian GAAP, which differs in certain respects from GAAP in the United States. The areas of material differences and their impact on the financial statements are described in note 20 to the audited consolidated financial statements.

Item 6.    Directors, Senior Management and Employees

Directors and Senior Management

The following table presents some information concerning our directors and executive officers as of February 28, 2005:

Name and Municipality of Residence	Age	Position
SERGE GOUIN Outremont, Québec	61	Director and Chairman of the Board
PIERRE FRANCOEUR Ste-Adèle, Québec	52	Director and President and Chief Executive Officer; Publisher and Chief Executive Officer, Le Journal de Montréal
FRANÇOIS LAURIN * Pointe Claire, Québec	44	Director
JEAN LA COUTURE* Montréal, Québec	58	Director
JEAN-LOUIS MONGRAIN* Brossard, Québec	61	Director
PIERRE KARL PÉLADEAU Montréal, Québec	42	Director
JACQUES MALLETTE Longueuil, Québec	47	Executive Vice President
MARK D'SOUZA Beaconsfield, Québec	44	Vice President and Treasurer
KIN-MAN LEE Richmond Hill, Ontario	41	Vice President and Chief Financial Officer
SERGE GOSSELIN Longueuil, Québec	51	Vice President, Corporate Editorial

Name and Municipality of Residence	Age	Position
LOUIS SAINT-ARNAUD Mont St-Hilaire, Québec	58	Senior Vice President, Legal Affairs
BOB HARRIS Oakville, Ontario	52	Vice President, New Business Development
J. CRAIG MARTIN Sherwood Park, Alberta	49	Vice President Operations, Western Canada
CHRISTOPHER R. KRYGIEL Mississauga, Ontario	46	Vice President, Human Resources
CHERYL A.M. PHILLIPS Toronto, Ontario	51	Vice President, Corporate Sales Development
NOLIN RICHARD Lorraine, Québec	45	Vice President Operations, Eastern Canada; Vice President, Corporate Production, Distribution and Procurement
DAVID SWAIL North York, Ontario	48	Vice President Operations, Central Canada
NEIL FOWLER Toronto, Ontario	48	Publisher and Chief Executive Officer, The Toronto Sun
ED HUCULAK East St. Paul, Manitoba	55	Publisher & Chief Executive Officer, The Winnipeg Sun
GUY HUNTINGFORD Calgary, Alberta	48	Publisher and Chief Executive Officer, The Calgary Sun
JEAN-CLAUDE L'ABBEE Québec City, Québec	54	Publisher and Chief Executive Officer, Le Journal de Québec
SUSAN MUSZAK London, Ontario	42	Publisher and Chief Executive Officer, The London Free Press
GORDON NORRIE Sherwood Park, Alberta	46	Publisher and Chief Executive Officer, The Edmonton Sun
RICK GIBBONS Kanata, Ontario	51	Publisher and Chief Executive Officer, The Ottawa Sun
CLAUDINE TREMBLAY Nun's Island, Québec	51	Corporate Secretary
STÉPHANIE LACHANCE Mount-Royal, Québec	32	Assistant Corporate Secretary
BERNARD PAGEAU Laval-Des-Rapides, Québec	53	Assistant Corporate Secretary
PIERO MENICUCCI Toronto, Ontario	34	Director of Finance
NANCY RENDLE Toronto, Ontario	35	Director of Finance, Financial Reporting and Controls

* Member of the audit committee.

        Serge Gouin, Director and Chairman of the Board. Mr. Gouin has served as a director of Sun Media and Chairman of the Board since May 2004. In addition, Mr. Gouin was appointed to the position of President and Chief Executive Officer of Quebecor Media in March 2004. Mr. Gouin has been a director of Quebecor Media since the fall of 2000 and served as Chairman of the Board of Directors of Quebecor Media from January 2003 to March 2004. He is also a member of the executive committee of the Board of Directors of Quebecor Media. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from January 1998 to March 2004. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Le Groupe Vidéotron Ltée. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of Télé-Métropole Inc. Mr. Gouin is also a member of the board of directors of Cott Corporation, Onex Corporation and Cossette Communication Group Inc.

        Pierre Francoeur, Director and President and Chief Executive Officer; Publisher and Chief Executive Officer, Le Journal de Montréal. Mr. Francoeur was appointed our President and Chief Executive Officer in May 2001, after serving as Executive Vice President and Chief Operating Officer for almost one year. Mr. Francoeur has served as a director of Sun Media since June 2001. He also continues to serve as Publisher and Chief Executive Officer of Le Journal de Montréal. Mr. Francoeur first joined Le Journal de Montréal in 1979. In 1983, Mr. Francoeur left Le Journal de Montréal to found L'Hebdo de Laval, a weekly newspaper. In 1994, he returned to Le Journal de Montréal as Editor-in-Chief, and was appointed Publisher the following year. In April 1998, Mr. Francoeur was appointed Vice President, Dailies Division of Quebecor Communications Inc., and became President, Dailies Division later that same year. Mr. Francoeur is a member of the Board of the Canadian Press and the Canadian Newspaper Association.

        François Laurin, Director. Mr. Laurin has served as a director of Sun Media and a member of the audit committee since July 2004. Mr. Laurin is Vice-President, Investments, of the Private Equity group of Caisse de dépôt et placement du Québec, Canada's largest pension fund with over $140 billion in assets under management. From 2001 to 2003, Mr. Laurin was Vice-President and Controller at Bombardier Transport in Berlin, and from 2000 to 2001, he served as Vice-President, Finance and Administration of Microcell i5 Inc. Mr. Laurin was the Vice-President, Finance, and Controller of Teleglobe for eight years from 1992 to 2000 and Vice-President, Administrative Services, of Télévision Quatre-Saisons for four years from 1988 to 1992. Prior to 1988, Mr. Laurin served in various positions at Price Waterhouse, CP Rail and CFCF 12. He is a member of the Ordre des comptables agréés du Québec, the Canadian Institute of Chartered Accountants and the CFA Institute. In addition, Mr. Laurin serves as a Governor, a member of the board of directors and Chairman of the Finance Committee of Les Amis de la Montagne, an organization dedicated to the preservation and enhancement of Montréal's Mount Royal Park.

        Jean La Couture, FCA, Director. Mr. La Couture has served as a director and Chairman of the audit committee of Sun Media since June 2003. He has been a director of Quebecor Media and the Chairman of its audit committee since May 2003. Mr. La Couture, a Fellow Chartered Accountant, is President of Private Hearing Ltd., a mediation and negotiation firm, and President of Top Management Services, Inc., a management firm. He also acts as President for the "Regroupement des assureurs de personnes à charte du Québec (RACQ)". From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. Mr. La Couture also serves as director of several corporations, including Quebecor Inc., Quebecor Media, Videotron Ltée and Groupe Pomerleau (a Québec-based construction company). He is also Chairman of the Board of Innergex Power Trust, Americ Disc Inc. and Maestro (a real estate capital fund).

        Jean-Louis Mongrain, Director. Mr. Mongrain has served as a director and member of the audit committee of Sun Media since June 2003. He has been a director of Quebecor Media since December 2002 and a member of its audit committee since May 2003. Mr. Mongrain is an experienced banker, who successively worked for the Royal Bank of Canada and the Laurentian Bank. Mr. Mongrain graduated from Sherbrooke University where he obtained a master's degree in commerce. He worked for more than 10 years for the Royal Bank of Canada where he occupied various functions in the commercial and corporate banking sectors. After that, Mr. Mongrain worked for the Laurentian Bank from 1989 to 2000 where he served as head of credit functions of the bank as well as President of the credit committee. He was responsible for the updating of the bank's credit policies and was also involved in several due diligence investigations in connection with various acquisitions. Mr. Mongrain also serves as a member of the board of directors of Groupe Deschênes inc.

        Pierre Karl Péladeau, Director. Mr. Péladeau has served as a Director of Sun Media since February 1999. Mr. Péladeau is President and Chief Executive Officer of Quebecor Inc. and President and Chief Executive Officer of Quebecor World Inc. Mr. Péladeau joined Quebecor's communications division in 1985 as Vice President, Operations. In 1991, he was named President of Quebecor Group Inc. In 1995, Mr. Péladeau helped establish Quebecor Printing Europe and as its President, oversaw its growth through a series of acquisitions in France, the United Kingdom, Spain and Germany to become Europe's largest printer by 1997. In 1997, Mr. Péladeau became Executive Vice President and Chief Operating Officer of Quebecor Printing Inc. In 1999, Mr. Péladeau became President and Chief Executive Officer of Quebecor Inc. Mr. Péladeau sits on the boards of numerous Quebecor companies and is active in many charitable and cultural organizations.

        Jacques Mallette, Executive Vice President. Mr. Mallette has served as our Executive Vice President since 2003. From 2003 to January 2005, Mr. Mallette was the Chief Financial Officer of Sun Media and of Videotron Ltd. Mr. Mallette also currently serves as Executive Vice President and Chief Financial Officer of Quebecor Inc. and Quebecor Media Inc., and as Executive Vice President of Videotron Ltd. since 2003. He also serves as director of a number of subsidiaries of Quebecor Media. Prior to joining the Quebecor group of companies, Mr. Mallette was President and Chief Executive Officer of Cascades Boxboard Group Inc., where he started as Vice President and Chief Financial Officer in 1994. Mr. Mallette has been a member of the Canadian Institute of Chartered Accountants since 1982.

        Mark D'Souza, Vice President and Treasurer. Mr. D'Souza has served as Vice President and Treasurer of Sun Media since February 2003. He also serves as Vice President and Treasurer of Quebecor Media and Quebecor Inc. He was Chief Financial Officer of Quebecor World Europe from June 2000 to April 2002. He was Vice President and Treasurer of Quebecor World Inc. from September 1997 to June 2000. Prior to joining the Quebecor group of companies, he served as Director, Finance of Société Générale de Financement du Québec from March 1995 to September 1997 and served in corporate finance positions at the Royal Bank of Canada and Union Bank of Switzerland from July 1989 to March 1995.

        Kin-Man Lee, Vice President and Chief Financial Officer. Mr. Lee was appointed to his current position in January 2005. Mr. Lee began his career with The Toronto Sun Publishing Corporation in August 1989 as the Assistant Corporate Controller. In 1993, he transferred to Bowes Publishers Ltd., one of our wholly owned subsidiaries. During his tenure at Bowes, Mr. Lee was appointed Corporate Controller in 1993, Director of Finance in 1998, Vice President, Finance in 2000 and Vice President, Finance and Administration in 2001. In October 2001, Mr. Lee was appointed Vice President, Corporate Controller for Sun Media, and served in that capacity until his January 2005 appointment as Vice President and Chief Financial Officer.

        Serge Gosselin, Vice President, Corporate Editorial. Mr. Gosselin was appointed to the position of Vice President Corporate Editorial in May 2003. Mr. Gosselin joined Quebecor Newspapers in 1987 as Managing Editor at Le Journal de Québec. In September 1998, Mr. Gosselin was promoted to Editor-in-Chief of The Winnipeg Sun. Mr. Gosselin serves on the Board of Directors of the Canadian Press.

        Louis Saint-Arnaud, Senior Vice President, Legal Affairs. Mr. Saint-Arnaud has served as Vice President, Legal Affairs and Secretary of Sun Media Corporation since 1999. He was promoted to Senior Vice President, Legal Affairs and Secretary in October 2004. Mr. Saint-Arnaud is also the Senior Vice President, Legal Affairs and Corporate Secretary of Quebecor Inc., Quebecor World Inc. and Quebecor Media Inc. Mr. Saint-Arnaud has worked in the Quebecor group of companies, at his current position and in others, for the past eighteen years. Mr. Saint-Arnaud has been a member of the Barreau du Québec since 1971.

        Bob Harris, Vice President, New Business Development. Mr. Harris joined Sun Media as Vice President, New Business Development in August 2003. Prior to joining Sun Media, Mr. Harris worked for Torstar for four years, rising to Publisher and Group General Manager. Prior to that, Mr. Harris held various management positions with the Globe and Mail for over five years.

        J. Craig Martin, FCA, Vice President Operations, Western Canada. Mr. Martin became Publisher and Chief Executive Officer of The Edmonton Sun in 1994. In 1999, Mr. Martin was appointed our Vice President, Western Group, and in 2003, he was appointed Vice President, Western Operations. Mr. Martin joined The Toronto Sun Publishing Corporation in January 1984 as the Controller of The Calgary Sun. He became General Manager of The Calgary Sun in 1988, and served as its Associate Publisher from 1992 to 1994.

        Christopher R. Krygiel, Vice President, Human Resources. Mr. Krygiel was appointed to the position of Vice President, Human Resources in 2001. He joined Sun Media in July 1998 as Corporate Director of Human Resources. Prior to that time, Mr. Krygiel worked with Beaver Lumber Company for eleven years in various capacities, ultimately serving as Director of Human Resources.

        Cheryl A.M. Phillips, Vice President, Corporate Sales Development. Ms. Phillips began her newspaper career in the classified department at The Globe & Mail in 1976 and moved up to sales management positions. From there, she joined Metroland Printing, Publishing and Distributing. Immediately prior to joining us, Ms. Phillips was Director of Classified Development and Sales Training with Thomson Newspapers. Ms. Phillips joined us in 2000 as Director of Corporate Sales Development. She has been an active board member of the Newspaper Association of America's "NAA" Classified Foundation and Chair of the NAA's Classified Training Committee. Ms. Phillips has been a guest speaker at various CAA and NAA conferences. Since June 2004, Ms. Phillips has also served as a Governor of Centennial College.

        Nolin Richard, Vice President Operations, Eastern Canada and Vice President, Corporate Production, Distribution and Procurement. Mr. Richard was appointed to the position of Vice President Operations, Eastern Canada in September 2004. Mr. Richard began his career with Quebecor in 1987 as a Plant Engineer in Lasalle, Québec and was promoted to Plant Manager in 1989. In 1990, he joined Le Journal de Québec as Production Manager, and was promoted to Vice President of Production and Information Services in 1998. In 1999, he became Vice President, Operations of The Toronto Sun and was promoted to Vice President of Corporate Production in 2001.

        David Swail, Vice President Operations, Central Canada. Mr. Swail was appointed to the position of Vice President Operations, Central Canada in May 2003. Prior to joining us, Mr. Swail spent eight years with CanWest newspapers, where he held various positions, including, most recently, Vice President Operations. Prior to joining CanWest newspapers, Mr. Swail worked extensively in magazine publishing with Rogers Media for a period of eight years.

        Neil Fowler, Publisher and Chief Executive Officer, The Toronto Sun. Mr. Fowler was appointed publisher and Chief Executive Officer of The Toronto Sun in June 2003. Prior to his appointment, Mr. Fowler was Director of his own communications company in the United Kingdom. He began his career in 1978 as a reporter at the Leicester Mercury evening newspaper in the East Midlands of England. He subsequently became Editor-in-Chief of four daily newspapers — the Lincolnshire Echo (1984), the Derby Evening Telegraph (1987), The Journal, Newcastle upon Tyne (1991) and The Western Mail (1994-2002), the national morning newspaper of Wales. He was also Acting Managing Director of Western Mail and Echo Ltd. in 2001. In 1999 and 2000, Mr. Fowler was President of the Society of Editors, the United Kingdom's campaigning and lobbying organization that represents newspaper and broadcast editors at the national, regional and local levels.

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

        Guy Huntingford, Publisher & Chief Executive Officer, The Calgary Sun and Senior Group Publisher, Southern Alberta. Mr. Huntingford was appointed Publisher & Chief Executive Officer, The Calgary Sun in January 2000. He was appointed Senior Group Publisher, Southern Alberta in September of 2002. Mr. Huntingford began his career with Sun Media in September of 1981 when he joined The Toronto Sun as a Systems Analyst. He held a number of Information Technology positions and was appointed Corporate Director of Information Technology in 1988. In 1995, Mr. Huntingford became the Executive Assistant to the President & Chief Executive Officer, a job he held for 18 months when he was then appointed Vice President, Operations, The Toronto Sun. Mr. Huntingford held this title until he was appointed to his current position.

        Jean-Claude L'Abbée, Publisher and Chief Executive Officer, Le Journal de Québec. Mr. L'Abbée was appointed Publisher and Chief Executive Officer of Le Journal de Québec in 1982. He began his career with Quebecor in 1974. From 1974 to 1976 he was Promotions Director for Le Journal de Québec and in addition managed public relations and advertising campaigns for Le Journal de Montréal and the Sunday Express, one of Quebecor's weekly newspapers. From 1976 to 1982, Mr. L'Abbée was Vice-President, Sales of Le Journal de Québec. Mr. L'Abbée has also served as a director of Conseil de presse du Québec since 2002 and of NADbank for over ten years.

        Susan Muszak, Publisher and Chief Executive Officer, The London Free Press. Ms. Muszak was appointed to her position in May 2001. She began her career with The London Free Press in 1995 as Advertising Director. In 1998 she was appointed to the position of General Manager. Prior to joining The London Free Press, Ms. Muszak worked for Southam Newspaper Group for 16 years in several management positions, rising to Advertising Director for The Hamilton Spectator.

        Gordon Norrie, Publisher and Chief Executive Officer, The Edmonton Sun. Mr. Norrie was appointed to the position of Publisher and Chief Executive Officer, The Edmonton Sun in 2003. Mr. Norrie joined The Calgary Sun in 1985 in the sales department and by 1996 was promoted to General Manager of The Calgary Sun. In 1999, Mr. Norrie was appointed Publisher and Chief Executive Officer of The Winnipeg Sun until 2003.

        Rick Gibbons, Publisher and Chief Executive Officer, The Ottawa Sun. Mr. Gibbons was appointed Publisher and Chief Executive Officer of The Ottawa Sun in April 2004. Previously, he was Editor-in-Chief of The Ottawa Sun, a position he held for three years. He has held numerous other editorial positions within the business, including Op-Ed Editor and Business Editor. Prior to joining The Ottawa Sun, he was foreign correspondent for Broadcast News Ltd., based in London, England.

        Claudine Tremblay, Corporate Secretary. Ms. Tremblay is also currently Senior Director, Corporate Secretariat of Quebecor Inc. and Quebecor Media and has been Assistant Secretary of Quebecor Media since its inception. Since August 1987, Ms. Tremblay has been Assistant Secretary of Quebecor Inc. She also serves as either Secretary or Assistant Secretary of various subsidiaries of Quebecor Inc. Ms. Tremblay was Assistant Secretary and Administrative Assistant at the National Bank of Canada from 1979 to 1987. She has also been a member of the Chambre des Notaires du Québec since 1977.

        Stéphanie Lachance, Assistant Corporate Secretary. Ms. Lachance has served as our Assistant Corporate Secretary since October 2004. In addition, Ms. Lachance is currently Legal Counsel — Compliance, Corporate Secretariat of Quebecor Media Inc. She also serves as either Secretary or Assistant Secretary of various subsidiaries of Quebecor Media Inc. Before joining Quebecor Media Inc. in October 2004, Ms. Lachance was Corporate Finance Manager, Capital Markets at the Autorité des marchés financiers from March 2003 to October 2004. From January 2000 to March 2003 she was Legal Counsel at the Toronto Stock Exchange. She has been a member of the Barreau du Québec since 1995.

        Bernard Pageau, Assistant Corporate Secretary. Mr. Pageau joined Quebecor Inc./Quebecor Communications Inc. in 1996 as legal counsel, and has served in that capacity for Sun Media since 1999 and Quebecor Media since 2001. Prior to 1996, Mr. Pageau was an attorney with Stikeman, Elliott, a Canadian law firm, for over nine years. Mr. Pageau was appointed Assistant Corporate Secretary for Sun Media in July 2001.

        Piero Menicucci, Director of Finance. Mr. Menicucci was appointed to his position in July 2003. Mr. Menicucci joined the corporate finance department in May 1997, and is involved in various financial roles, including treasury, mergers and acquisitions, taxation and capital planning, in his capacity as Director of Finance. Prior to joining Sun Media, Mr. Menicucci worked with Coopers & Lybrand, an international audit and consulting firm. Mr. Menicucci is a member of the Canadian Institute of Chartered Accountants.

        Nancy Rendle, Director of Finance, Financial Reporting and Controls. Ms. Rendle joined the corporate finance department in July 1995. Ms. Rendle has served in various finance roles during her tenure with the Company, and was appointed to her current position in January 2005. Prior to joining Sun Media, Ms. Rendle worked as an auditor with Coopers & Lybrand, an international audit and consulting firm. Ms. Rendle is a member of the Canadian Institute of Chartered Accountants.

Board Practices

        Reference is made to "— Directors and Senior Management" for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.

        There are no directors' service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

        Our board of directors has six directors. Each director is selected by Quebecor Media, our sole shareholder, to serve until a successor director is elected or appointed. On June 30, 2003, we formed a three-person audit committee, which is currently composed of Messrs. Jean La Couture, François Laurin and Jean-Louis Mongrain. Mr. La Couture is the Chairman of our audit committee and our audit committee financial expert. See "Item 16A. — Audit Committee Financial Expert." We do not have a remuneration committee.

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

        The current mandate of our audit committee provides, among other things, that our audit committee reviews our annual and quarterly financial statements before they are submitted to our board of directors, as well as the financial information contained in our annual reports on Form 20-F, our management's discussion and analysis of financial condition and results of operations, our quarterly reports furnished to the SEC under cover of Form 6-K and other documents containing similar information before their public disclosure or filing with regulatory authorities; reviews our accounting policies and practices; and discusses with our independent auditors the scope of their audit and reviews their recommendations and the responses of our management to their recommendations. Our audit committee is also responsible for ensuring that we have in place adequate and effective internal control and management information systems to monitor our financial information and to ensure that our transactions with related parties are made on terms that are fair for us. Our audit committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to our independent auditors, and submits the appropriate recommendations to our board of directors in connection with these services and fees. Our audit committee also reviews the scope of the audit and the results of the examinations conducted by our internal audit department. In addition, our audit committee recommends the appointment of our independent auditors, subject to our sole shareholder's approval. It also reviews and approves our Code of Ethics for our President and Chief Executive Officer and principal financial officers.

Compensation of Directors and Executive Officers

        Except for our President and Chief Executive Officer, Mr. Pierre Francoeur, all of our directors are also directors of Quebecor Media, and, as such, do not receive any remuneration in their capacity as directors of Sun Media, except for the members of our audit committee who receive attendance fees of $1,500 per meeting and Mr. La Couture who receives an annual fee of $3,500 to act as Chairman of the audit committee. Mr. Francoeur, who is an employee of Sun Media, is not entitled to receive any additional compensation for serving as our director. Our directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our board of directors and our audit committee.

        The aggregate amount of compensation paid by Sun Media in the year ended December 31, 2004 to our executive officers as a group, who are named in the table under "— Directors and Senior Management," was $5.2 million. Compensation includes salaries, bonuses and profit-sharing payments.

Quebecor Media's Stock Option Plan

        On January 29, 2002, Quebecor Media established a stock option plan to attract, retain and motivate its directors, executive officers and key contributors and those of its subsidiaries. The compensation and human resources committee of Quebecor Media is responsible for the administration of this stock option plan and, as such, designates the participants under the stock option plan and determines the number of options granted, the vesting schedule, the expiration date and any other terms and conditions relating to the options.

        All of the options granted under this stock option plan entitle the holder thereof to acquire common shares of Quebecor Media. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares as determined by the board of directors of Quebecor Media (if Quebecor Media's common shares are not listed at the time of the grant) or the trading price (as defined in the stock option plan) of the common shares on the stock exchanges where such shares are listed at time of the grant. Unless authorized by the compensation and human resources committee for a change in control transaction, no option may be exercised by an optionee if the shares of Quebecor Media have not been listed on a recognized stock exchange. At December 31, 2007, if the shares of Quebecor Media have not been so listed, optionees may exercise annually, between January 1 and January 31 of such year, their right to receive an amount in cash equal to the difference between the fair market value and the exercise price of their vested options. Options not exercised prior to their expiration will be forfeited and may be re-issued pursuant to this stock option plan.

        Except under specific circumstances and unless the compensation and human resources committee decides otherwise, options vest over a five year period in accordance with one of the following vesting schedules as determined by the compensation and human resources committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant, (ii) equally over four years with the first 25% vesting on the second anniversary of the date of the grant, and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of the grant.

        The maximum number of common shares of Quebecor Media that may be issued under this stock option plan is 6,185,714 common shares (representing 5% of all of the outstanding shares of Quebecor Media), and no optionee may hold options covering more than 5% of the outstanding shares of Quebecor Media.

        As at December 31, 2004, 741,593 options have been granted to our executive officers to purchase common shares of Quebecor Media at an average price of $16.77, as determined by the compensation committee of Quebecor Media, in accordance with the terms and conditions of this stock option plan.

Quebecor Inc.'s Stock Option Plan

        Quebecor Inc.'s stock option plan is designed to offer to the officers, directors, senior employees and key employees of Quebecor Inc. or its subsidiaries the opportunity to benefit from the appreciation in value of the class B subordinated voting shares of Quebecor Inc. Under this stock option plan, stock options to purchase a maximum of 6,202,612 class B subordinated voting shares of Quebecor Inc. may be granted.

        Upon the recommendation of the compensation and human resources committee of Quebecor Inc., the board of directors of Quebecor Inc. designates from time to time the executives to whom options will be granted and the number of shares covered by each option. The options may not be exercised after the tenth anniversary date of granting. The number of options so granted is based on individual merit and on the optionee's level of responsibility. No optionee may hold options covering more than 5% of the outstanding shares of Quebecor Inc.

        The exercise price of each class B subordinated voting share of Quebecor Inc. covered by an option granted pursuant to the stock option plan is equal to the weighted average trading price of such shares on The Toronto Stock Exchange over the last five trading days immediately preceding the date of grant of the option.

        During the financial year ended December 31, 2004, no options to purchase class B subordinated voting shares of Quebecor Inc. were granted to any of our senior executive officers. As at December 31, 2004, 15,000 options to purchase class B subordinate voting shares of Quebecor Inc. had been granted to one of our senior executive officers at an exercise price of $27.64 per share under the Quebecor Inc. stock option plan.

        The closing sale price of the class B subordinated voting shares of Quebecor Inc. on The Toronto Stock Exchange on December 31, 2004, was $25.89 per share.

Pension Benefits

        Quebecor Media maintains a pension plan, which provides higher pension benefits to eligible executive officers than those provided to other non-unionized employees. The higher pension benefits under this plan equal 2.0% of average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and from the age of 61 years without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under such pension plans are as prescribed by the Income Tax Act (Canada). An executive officer contributes to this plan an amount equal to 5.0% of his or her salary not exceeding $100,000 (the salary generating the maximum pension payable in accordance with the Income Tax Act (Canada)), for a maximum contribution of $5,000 per year.

        The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Membership
Compensation
	10	15	20	25	30
$100,000 or more	$20,000	$30,000	$40,000	$50,000	$60,000

Supplemental Retirement Benefit Plan for Designated Executives

        In addition to the pension plan in force, Quebecor Media provides supplemental retirement benefits to certain designated executives. As at December 31, 2004, three of the four participants under such plan are senior executive officers of Sun Media, with credited service ranging from 4.5 years to 29.2 years.

        The supplemental pension is calculated as under the pension plan but without regard to the limitations of the Income Tax Act (Canada), less the pension payable under the pension plan. The pension is payable for life, without reduction, from the age of 61. In case of death after retirement and from the date of death, the plan provides for the payment of a joint and survivor pension to the eligible surviving spouse, representing 50.0% of the retiree's pension for a period of up to ten years.

        The table below indicates the annual supplemental pension that would be payable at the normal retirement age of 65 years:

	Years of Membership
Compensation
	10	15	20	25	30
$200,000	$20,000	$30,000	$40,000	$50,000	$60,000
$300,000	$40,000	$60,000	$80,000	$100,000	$120,000
$400,000	$60,000	$90,000	$120,000	$150,000	$180,000
$500,000	$80,000	$120,000	$160,000	$200,000	$240,000
$600,000	$100,000	$150,000	$200,000	$250,000	$300,000
$800,000	$140,000	$210,000	$280,000	$350,000	$420,000
$1,000,000	$180,000	$270,000	$360,000	$460,000	$540,000

        Plan provisions are slightly different for one senior executive officer who was an executive of Sun Media before 1988.

Liability Insurance

        Quebecor Inc. carries liability insurance for the benefit of its directors and officers and the directors and officers of its direct and indirect subsidiaries, including us, as well as certain associated companies, against certain liabilities incurred by them in such capacity. This insurance provides coverage of US$150,000,000 per event and policy year. For the financial year ended December 31, 2004, the amount of the premium paid by Quebecor Inc. was US$2,333,000. A deductible of US$500,000 applies when we are authorized or obliged to indemnify the persons insured.

Employees

        As of December 31, 2004, we employed approximately 5,879 employees (comprised of 4,685 full-time employees and 1,194 part-time employees expressed as full-time equivalents). In addition, we employ the services of a number of freelancers from time to time.

        The following table presents the total number of employees of the Company as of December 31, 2002, 2003 and 2004 and provides a breakdown by geographic location. Total employees include full-time and part-time employees expressed as full-time equivalents.

	2002	2003	2004
Alberta	1,194	1,194	1,216
British Columbia	57	2	—
Florida	141	—	—
Manitoba	373	357	363
New Brunswick	9	7	8
Ontario	2,124	2,392	2,400
Québec	1,731	1,821	1,841
Saskatchewan	43	51	51

Total Company employees at period end	5,678	5,824	5,879

        The increase in the number of employees in fiscal 2004 compared to fiscal 2003 is primarily attributable to the launch of new publications including Find-A-Rental and volume-related positions.

        The increase in the number of employees in fiscal 2003 compared fiscal 2002 is primarily attributable to the acquisition of Annex Publishing and Printing Inc. as well as the launch of new products and publications including 24 Hours in Toronto. This increase was partly offset by our sale of operating assets in Florida and British Columbia, which employed approximately 198 full-time equivalent employees.

        We are currently a party to 49 collective bargaining agreements. Fourteen of these collective bargaining agreements (representing approximately 345 employees) will expire on or before December 31, 2005. An additional nineteen of these collective bargaining agreements (representing approximately 1,198 employees) will expire on or before December 31, 2009. Currently, there are sixteen expired collective bargaining agreements (representing 466 employees) that are being negotiated for renewal.

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

        Quebecor Media was formed in August 2000 to facilitate the growth and integration of its established, complementary media assets. Its operating subsidiaries have created leading positions in several Canadian media sectors, particularly in the Province of Québec. Through Vidéotron ltée, Quebecor Media is the largest distributor of pay-television services in the Province of Québec and the third largest distributor of pay-television services in Canada based on the number of cable customers. Through us, Quebecor Media is the largest newspaper publisher in the Province of Québec and the second largest newspaper publisher in Canada, and it has established the number one or two market position in each of its eight urban daily markets, in each case, in terms of weekly circulation. Through TVA Group Inc., Quebecor Media is the largest privately-owned television broadcaster in Québec, the largest French-language television broadcaster in North America and the largest private producer of French-language television programming in North America. In the new media sector, Quebecor Media has developed, through Canoe Inc. and its subsidiaries, two of Canada's leading English and French-language Internet news and information portals, as well as leading sites dedicated to automobiles, employment, personals and classifieds and, through Nurun Inc., Quebecor Media provides interactive communications and technology services. Quebecor Media is also a leading book and magazine publisher and owns and operates the largest retail music and video store chains in Québec.

        Quebecor Media is 54.72% owned by Quebecor Inc. and 45.28% owned by Capital d'Amérique CDPQ inc. Quebecor Inc. is a communications holding company. Its primary assets are its interests in Quebecor Media and Quebecor World, one of the world's largest commercial printers. Capital d'Amérique CDPQ inc. is a wholly owned subsidiary of Caisse de dépôt et placement du Québec, Canada's largest pension fund with approximately $170 billion in assets under management. Capital d'Amérique CDPQ inc. specializes in financing for companies in the telecommunications, media and cultural industry sectors.

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

Issuance and Redemption of Convertible Obligations and Investment in Quebecor Media

        In July 2001, we issued a $1.6 billion convertible obligation to Quebecor Media, and we used the proceeds to invest in $1.6 billion of the Quebecor Media preferred shares for tax planning purposes. In November 2002, we issued a new convertible obligation to Quebecor Media in the amount of $350.0 million, and we used the proceeds to invest in $350.0 million of the Quebecor Media preferred shares. In July 2003 we redeemed $360.0 million and in January 2004 we redeemed another $450.0 million of the convertible obligations, using the proceeds from sales of our Quebecor Media preferred shares.

        On January 14, 2005, we sold a further $150.0 million of our investment in the Quebecor Media preferred shares and used the proceeds to redeem $150.0 million of our convertible obligations. In addition, we issued a new convertible obligation to Quebecor Media in the amount of $255.0 million and used the proceeds from the issuance to invest in an additional $255.0 million of Quebecor Media preferred shares. See "Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity and Capital Resource Requirements — Purchase of Shares of Quebecor Media and Service of Convertible Obligations."

Payment of Dividends

        In the year ended December 31, 2004, Sun Media paid dividends of $135.1 million, or $107.15 per common share, to Quebecor Media in connection with its ownership of Sun Media's 1,261,000 common shares. In the year ended December 31, 2003, Sun Media paid dividends of $151.2 million, or $119.94 per common share, to Quebecor Media. The Company paid dividends of $70.9 million, or $56.26 per common share, to Quebecor Media during the year ended December 31, 2002.

        We also paid a dividend of $260.0 million to Quebecor Media as part of the refinancing transaction in February 2003 (see note 10 to our audited consolidated financial statements). Of the total dividend of $260.0 million, Quebecor Media used $150.0 million to repay debt of Sun Media's affiliate, Vidéotron, and the balance was used by Quebecor Media for general corporate purposes.

Management and Other Services

        We have earned revenue for advertising and other services provided to, and incurred expenses for purchases and services obtained from, related companies at prices and conditions prevailing on the market as set out below. The majority of related party purchases were related to printing services provided by Quebecor World Inc., an affiliate of Quebecor Inc. Related party revenues were largely advertising sales to Vidéotron, TVA Group Inc. and Groupe Archmbault Inc., affiliates of Quebecor Media.

        The following table presents the amounts of our revenues, accounts receivable, purchases and accounts payable from transactions with related parties during the periods indicated:

	Year Ended December 31,
	2002	2003	2004
	(dollars in thousands)
Revenues	$9,551	$7,209	$10,933
Accounts receivable	1,756	1,100	1,793
Purchases	13,063	14,534	20,179
Accounts payable	4,994	6,245	12,320

        In 2002, we also began paying an annual management fee to Quebecor Media for services rendered on our behalf pursuant to a five-year management services agreement. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. This agreement provides for an annual management fee of $9.1 million in 2005 and amounts to be agreed upon for the year 2006. In addition, Quebecor Media is entitled to reimbursement for out-of-pocket expenses incurred in connection with the services provided under the agreement. The agreement also provides that in no event may the fees and reimbursements paid to Quebecor Media for any given year exceed 1.5% of our consolidated revenues for such year. For the years ended December 31, 2002, 2003 and 2004, the management fee amounted to $5.1 million, $5.4 million and $6.6 million, respectively.

        As of December 31, 2004, the aggregate loan balances outstanding to senior management, as a group, who are named in the table under "Item 6. Directors, Senior Management and Employees" for housing and other purposes, were $0.2 million. The aggregate sum of peak balances for these loans during the year was $0.2 million.

Item 8.    Financial Information

Consolidated Statements and Other Financial Information

        The Consolidated Balance Sheets of the Company as at December 31, 2003 and 2004 and the Consolidated Statements of Income, Consolidated Statements of Shareholder's Equity and Consolidated Statements of Cash Flows for each of the years ended December 31, 2002, 2003 and 2004, as well as the auditors' report thereon, are presented at Item 17 of this annual report.

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

Dividend Distribution Policy

        In the year ended December 31, 2004, we paid dividends of $135.1 million, or $107.15 per common share, to our sole shareholder, Quebecor Media, in connection with its ownership of our 1,261,000 outstanding Class A Common Shares. In the year ended December 31, 2003, we paid dividends of $151.2 million, or $119.94 per common share, to Quebecor Media. We paid dividends of $70.9 million, or $56.26 per common share, to Quebecor Media during the year ended December 31, 2002.

        We also paid a dividend of $260.0 million to Quebecor Media as part of the refinancing transaction in February 2003 (see note 10 to our audited consolidated financial statements). Of the total dividend of $260.0 million, Quebecor Media used $150.0 million to repay debt of our affiliate, Vidéotron, and the balance was used by Quebecor Media for general corporate purposes.

        We expect, to the extent permitted by our Articles, the terms of our indebtedness and applicable law, to continue to pay significant dividends to our shareholder, Quebecor Media, in the future.

Significant Changes

        Except as otherwise disclosed in this annual report, there have been no significant changes in the financial position of the Company since December 31, 2004.

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

Selling Shareholders

        Not applicable.

Dilution

        Not applicable.

Expenses of the Issue

        Not applicable.

Item 10.    Additional Information

Share Capital

        Not applicable.

Memorandum and Articles of Association

        The following is a description of certain provisions of the Articles of Sun Media Corporation (the "Articles"). The complete Articles are filed as an exhibit to this Annual Report.

1.
On July 3, 2001, the Company was continued out from the federal jurisdiction into the jurisdiction of the province of British Columbia under the Company Act (British Columbia) as company no. C-630300. On May 17, 2004, the Company was transitioned to comply with British Columbia's new corporate legislation, the Business Corporations Act (British Columbia) (the "Act"). The Company's Articles do not describe the Company's objects and purposes.

2.
Interested directors:    A director of the Company who is in any way directly or indirectly interested in a proposed contract or transaction with the Company must disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the Act. A director may not vote in respect of any contract or transaction with the Company in which he is interested, and if he does so his vote shall not be counted, but he may be counted in the quorum present at the meeting at which such vote is taken.

  Voting on director remuneration:    Under the Articles, the remuneration of the directors as such may from time to time be determined by the directors themselves, and such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

  Borrowing powers exercisable by the directors:    Subject to any restriction which may from time to time be included in the Articles or contained in the Act or the terms, rights or restrictions of any shares or securities of the Company outstanding, the directors may at their discretion authorize the Company to borrow any sum of money and may raise or secure the repayment of such sum in such manner and upon such terms and conditions, in all respects, as they think fit, and in particular, and without limiting the generality of the foregoing, by the issue of bonds or debentures, or any mortgage or charge, whether specific or floating, or by granting any other security on the undertaking, or the whole or any part of the property, of the Company, both present and future.

  The directors may make any debentures, bonds or other debt obligations issued by the Company assignable by their terms free from any equities between the Company and the person to whom they may be issued or any other person who lawfully acquires them by assignment, purchase, or otherwise.

  The directors may authorize the issue of any debentures, bonds or other debt obligations of the Company at a discount, premium or otherwise, and with special or other rights or privileges as to redemption, surrender, entitlement to interest or share of income, allotment of, or conversion into, or exchange for shares, attendance at general meetings of the Company, and otherwise as the directors may determine at or before the time of issue. No debenture shall be issued which the Company has not the power to reissue until the shareholders by resolution determine such debenture shall be cancelled, unless such debenture expressly provides by its terms that it shall not be reissued.

  Retirement age provisions:    The Articles of the Company do not contain any provision with respect to the retirement or non-retirement of directors under an age limit requirement.

  Share ownership requirements:    The Articles state that a director is not required to hold any shares of the Company as qualification to be a director.

3.
Rights, preferences and restrictions attaching to each class of the Company's shares:

  Class A Common Shares

  The holders of the Class A Common Shares shall be entitled to one vote for each Class A Common Share held at all meetings of shareholders.

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

  Subject to the terms of the Act, the holders of Class B Preferred Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of shareholders of the Company.

  Subject to the Act, the Class B Preferred Shares shall be redeemable at the option of the Company, upon a 30-day notice in writing, at a price that shall include the amount paid plus any declared and unpaid dividends. Where only part of the shares are redeemed, such redemption shall be made on a pro rata basis of the shares held by all shareholders, without taking fractional shares into consideration.

  Subject to the Act, the Company shall have the right, where it deems appropriate to do so and without notice, to purchase by mutual agreement all or part of the then issued Class B Preferred Shares, at the best possible price. Where only part of the shares are purchased, such purchase shall be made on a pro rata basis as set forth above or in any other manner as may be agreed upon unanimously by the holders of the outstanding Class B Preferred Shares. On the date of purchase, the Class B Preferred Shares thus redeemed or purchased shall be cancelled.

  There is no sinking fund provision for the Class B Preferred Shares.

  Class C Preferred Shares

  Class C Preferred Shares may be issued by the directors in one or more series, and the directors may, from time to time, by resolution:

  (a)
  alter the Notice of Articles of the Company to fix the number of shares in, and to determine the designation of the shares of, each series; and

  (b)
  alter the Notice of Articles or the Articles of the Company to create, define and attach special rights and restrictions to the shares of each series, subject to the special rights and restrictions attached to the shares of the Class, including without in any way limiting or restricting the generality of the foregoing, the following:

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

  The Class C Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or wind-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its members for the purpose of winding-up its affairs, rank on a parity with the Class C Preferred Shares of every other series and be entitled to a preference over the Class A Common Shares, Class B Preferred Shares and any other class ranking junior to the Class C Preferred Shares. The Class C Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Class A Common Shares, the Class B Preferred Shares and the shares of any other class ranking junior to the Class C Preferred Shares, as may be fixed in accordance with the Articles.

  The approval of the holders of Class C Preferred Shares as a class, as to any matters referred to in the Articles or required by law may be given as specified below:

  (a)
  any approval given by the holders of the Class C Preferred Shares shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of all of the outstanding Class C Preferred Shares or by a resolution passed at a meeting of holders of Class C Preferred Shares duly called and held for such purpose upon not less than 21 days' notice at which the holders of at least a majority of the outstanding Class C Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than 75% of the votes cast at such meeting. If at any such meeting the holders of a majority of the outstanding Class C Preferred Shares are not present or represented by proxy within 30 minutes after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of the meeting, and not less than ten days' written notice shall be given of such adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjournment meeting the holders of Class C Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally called, and a resolution passed thereat by the affirmative vote of not less than 75% of the votes cast at such meeting shall constitute the approval of the holders of the Class C Preferred Shares; and

  (b)
  on every poll taken at any such meeting each holder of Class C Preferred Shares shall be entitled to one vote in respect of each Class C Preferred Share held. Subject to the foregoing, the formalities to be observed with respect to the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the Act and the articles of the Company with respect to meetings of members.

  Except as otherwise provided in the Act or the Articles, the holders of Class C Preferred Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of the shareholders of the Company.

4.
Actions necessary to change the rights of shareholders:    Pursuant to Sections 61, 257 and 259 of the Act, the Company may change the rights of shareholders with respect to either the Class A, Class B or Class C shares by special resolution, and by otherwise complying with the Articles. A special resolution requires the consent of 3/4 of the shares entitled to be voted at such meeting. Section 61, "No interference with class or series rights without consent," provides:

    A right or special right attached to issued shares must not be prejudiced or interfered with under this Act or the notice of articles or articles unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of those shareholders.

  Neither the Notice of Articles nor the Articles amend or supplement the Act with respect to this item.

5.
Shareholder Meetings:    The Act requires the convocation of annual and special meetings of shareholders to be conducted in the following manner:

    Section 182 "Annual general meeting." — A company must hold an annual general meeting, for the first time, not more than 18 months after the date on which it was recognized, and after its first annual reference date, at least once in each calendar year and not more than 15 months after the annual reference date for the preceding calendar year.

    Exception — If all the members entitled to attend and vote at the annual general meeting of a company consent to all the business required to be transacted at the meeting or waive the holding of that annual general meeting, the Company need not hold that annual general meeting.

  According to the Articles, meetings of the Company shall be held at such time and place, in accordance with the Act, as the directors appoint, and, unless otherwise specifically provided, the provisions of the Articles relating to meetings shall apply with the necessary changes to a meeting of shareholders holding a particular class of shares. Notwithstanding the foregoing, a meeting of shareholders may only be held outside Canada if all members entitled to vote at that meeting so agree, and a member who attends a meeting of members held outside Canada is deemed to have so agreed except when he attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

  According to the Articles, notice of a meeting shall specify the place, the day and the hour of meeting, and, in case of special business, the general nature of that business. Notice shall be given no less than 10 days or more than 50 days before the meeting. The accidental omission to give notice of any meeting to, or the non-receipt of any notice by, any of the members entitled to receive notice, shall not invalidate any proceedings at that meeting.

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

  Notice of every general meeting shall be given to:

  (a)
  every shareholder holding a share or shares carrying the right to vote at such meetings on the record date or, if no record date was established by the directors, on the date of personal service or mailing;

  (b)
  every person upon whom ownership of a share has devolved by reason of his being a legal personal representative or a trustee in bankruptcy of a shareholder;

  (c)
  every director of the Company; and

  (d)
  the auditor of the Company.

  The directors may, by resolution, fix in advance a date and time as the record for the determination of the shareholders entitled to receive notice of a meeting of the shareholders, but such record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held; provided that notice of any such record date is given, not less than 14 days before such record date, by newspaper advertisement in the place where the registered office of the Company is situate.

  If the directors fail to fix in advance a date and time as the record date in respect of all or any of the matters described above for any meeting of the shareholders of the Company, then (a) the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at 5:00 p.m. on the day immediately preceding the day on which notice is given or, if no notice is given, the day on which the meeting is held and (b) shareholders, who hold in the aggregate at least 1/20 of the issued voting shares of a company may requisition a general meeting pursuant to section 167 of the Act.

6.
Limitations on right to own securities:    There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of nonresident or foreign owners to hold or vote shares, other than as provided in the Investment Canada Act (Canada). The Investment Canada Act requires "non-Canadian" (as defined in the Investment Canada Act) individuals, governments, corporations and other entities who wish to acquire control of a "Canadian business" (as defined in the Investment Canada Act) to file either an application for review when certain asset value thresholds are met, or a post-closing notification with the Director of Investments appointed under the Investment Canada Act. The Investment Canada Act requires that when an acquisition of control of a Canadian business by a "non-Canadian" is subject to review, it must be approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada," having regard to criteria set forth in the Investment Canada Act.

7.
Provisions that could have the effect of delaying, deferring or preventing a change in control: A share or shares in the Company may be transferred by an instrument of transfer and in accordance with the Articles by any shareholder, or the personal representative of any deceased shareholder or the trustee in bankruptcy of any bankrupt shareholder or by the liquidator of any shareholder which is a corporation, only with the approval of a resolution of the directors. Notwithstanding anything otherwise provided in the Articles, the directors may, in their absolute discretion, refuse to allow and decline to register any transfer of shares to any person, even if the foregoing conditions and other provisions of the Articles are complied with, and the directors shall not be bound or required to disclose their reasons for any such refusal to anyone.

  In addition, the number of shareholders of the Company is limited to 50, excluding persons who are currently or were formerly employees of the Company.

8.
Not applicable.

9.
Not applicable.

10.
Not applicable.

Material Contracts

        The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party, for the two years preceding publication of this annual report.

  (a)
  $1,600,000,000 12.15% Convertible Obligation ("CANCAP") due July 14, 2007 between Sun Media Corporation and Quebecor Media Inc., dated July 9, 2001; $350,000,000 12.15% Convertible Obligation ("CANCAP") due November 28, 2008 between Sun Media Corporation and Quebecor Media Inc., dated November 28, 2002; and $255,000 10.50% Convertible Obligation ("CANCAP") due January 14, 2020 between Sun Media Corporation and Quebecor Media Inc., dated January 14, 2005.

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

        On July 31, 2003, we sold $360.0 million of the Quebecor Media preferred shares and used the proceeds to redeem $360.0 million of our convertible obligations held by Quebecor Media. On January 14, 2004, we sold another $450.0 million of the Quebecor Media preferred shares and used the proceeds to redeem $450.0 million in convertible obligations. On January 14, 2005, we sold a further $150.0 million of the Quebecor Media preferred shares and used the proceeds to redeem $150.0 million of our convertible obligations.

        Also on January 14, 2005, we issued a new convertible obligation to Quebecor Media in the amount of $255.0 million. This new convertible obligation matures on January 14, 2020, bears interest at 10.5% payable semi-annually and otherwise has terms and conditions substantially similar to our existing convertible obligations. We used the proceeds from the issuance to invest in an additional $255.0 million of Quebecor Media preferred shares.

  (b)
  Indenture relating to US$205,000,000 7 5/8% Senior Notes due 2013 dated as of February 7, 2003 by and among the Company, the Subsidiary Guarantors listed on the signature pages thereto and National City Bank, as trustee, as supplemented by a First Supplemental Indenture dated as of July 30, 2004, and related Subordination Agreement dated as of February 7, 2003 among the Company, Quebecor Media Inc. and National City Bank.

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

  (c)
  Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Banc of America Securities LLC and Credit Suisse First Boston Canada and the lenders thereto, as amended by a First Amending Agreement dated December 2, 2003 and by a Second Amending Agreement dated October 12, 2004, and the related Subordination Agreement for Existing Back-to-Back Securities dated as of February 7, 2003 between the Sun Media Corporation and Quebecor Media Inc.

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

        All advances under the six-year term loan B are in U.S. dollars and bear interest at LIBOR plus an applicable margin that may fluctuate depending on our ratio of total debt to adjusted EBITDA. All advances under the five-year revolving credit facility are in Canadian dollars alone and bear interest at the Canadian prime rate, the bankers' acceptance rate or LIBOR plus an applicable margin that may fluctuate depending on our ratio of total debt to adjusted EBITDA.

        Effective October 12, 2004, our credit facility was amended to reduce the interest rates applicable on U.S. dollar advances made under the term loan B credit facility by 0.25% per annum, with the possibility for a further reduction under certain circumstances.

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

  (e)
  Management Services Agreement dated January 17, 2003 between Quebecor Media Inc. and Sun Media.

        In 2002, we began paying an annual management fee to Quebecor Media for services rendered on our behalf pursuant to a five-year management services agreement. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. This agreement provides for an annual management fee of $6.6 million in respect of 2004, $9.1 million in respect of 2005 and amounts to be agreed upon for the year 2006. In addition, Quebecor Media is entitled to reimbursement for out-of-pocket expenses incurred in connection with the services provided under the agreement. The agreement also provides that in no event may the fees and reimbursements paid to Quebecor Media for any given year exceed 1.5% of our consolidated revenues for such year.

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

Taxation

Certain U.S. Federal Income Tax Considerations

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

  •
  a corporation or other entity treated as such formed in or under the laws of the United States or any political subdivision of the United States;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

  •
  a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more "U.S. persons" (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or if a valid election is in effect to be treated as a U.S. person; or

  •
  a partnership or other entity treated as such, but only with respect to partners that are U.S. Holders under any of the foregoing clauses.

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

  •
  persons that are, or may become, subject to the expatriation provisions of the Code;

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

        You should consult your own tax advisor regarding the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of the notes.

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

Certain Canadian Material Federal Income Tax Considerations for Non-Residents of Canada

        The following summary fairly describes the main Canadian federal income tax consequences applicable to you if you exchanged old notes for new notes pursuant to the exchange offer or if you invested, as initial purchaser or through a subsequent investment in the notes, in the notes and, for purposes of the Income Tax Act (Canada), which we refer to as the Act, you hold such new notes as capital property. Generally, a note will be considered to be capital property to a holder provided the holder does not hold the note in the course of carrying on a business and has not acquired the note in one or more transactions considered to be an adventure or concerns in the nature of trade. This summary is based on the Canada-United States Income Tax Convention (1980), as amended, or the Convention, the relevant provisions of the Act and the Regulations thereunder, or the Regulations, as in force on the date hereof, and counsel's understanding of the administrative practices of the Canada Revenue Agency. It assumes that the specific proposals to amend the Act and the Regulations publicly announced by the Minister of Finance of Canada prior to the date of this prospectus are enacted in their present form, but the Act or the Regulations may not be amended as proposed or at all. This summary does not address provincial, territorial or foreign income tax considerations. Changes in the law or administrative practices or future court decisions may affect your tax treatment.

        The following commentary is generally applicable to a holder who, at all times for purposes of the Act, deals at arm's length with us and who, for the purposes of the Convention and the Act, is not and is not deemed to be a resident of Canada during any taxation year in which it owns the notes and does not use or hold, and is not deemed to use or hold the notes in the course of carrying on a business in Canada and to an insurer or an authorized foreign bank who carries on an insurance business or a bank business in Canada, who we refer to as a Non-Resident Holder.

Interest Payments

        A Non-Resident Holder will not be subject to tax (including withholding tax) under the Act on interest, principal or premium on the new notes.

Dispositions

        Gains realized on the disposition or deemed disposition of new note by a Non-Resident Holder will not be subject to tax under the Act.

        The preceding discussions of federal income tax consequences is for general information only and is not legal or tax advice. Accordingly, you should consult your own tax advisor as to particular tax consequences of purchasing, holding, and disposing of the notes, including the applicability and effect of any state, provincial, local or foreign tax laws, and of any proposed changes in applicable laws.

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

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

        Sun Media uses certain financial instruments such as interest rate and cross-currency swap agreements to manage interest rate and foreign exchange exposures. These instruments are used solely to reduce or eliminate the financial risks associated with Sun Media's obligations and are not used for trading or speculation purposes. The cross currency interest rate swaps related to the Senior Notes include an option that allows each party to unwind the transaction on February 15, 2008 at the then market value.

Interest Rate Risk

        The Company entered into cross currency swap agreements in connection with the Senior Notes. These agreements have the effect of converting the interest rate (i) from a fixed rate of 7.625% on US$155.0 million to a fixed rate of 8.17% on $236.0 million for a period of 5 years and to a floating rate based on the 3-month banker's acceptance rate plus a premium of 3.696% for the following 5 years, (ii) from a fixed rate of 7.625% on US$50 million to a floating rate of BA plus a premium of 3.696% on $76.1 million for a period of 10 years.

        In addition, the Company entered into a cross currency swap agreement connection with its term loan B credit facility. That agreement has the effect of converting the interest rate from a floating rate of LIBOR plus a premium of 2.00% on US$201.0 million, to a floating rate of BA plus a premium of 2.477% on $305.0 million.

        As at December 31, 2004, and after taking into account related financial instruments, 62% of the Company's long-term debt until February 14, 2008 and 100% thereafter is tied to variable interest rates. The company could modify, at any time, its exposure to variable interest rates through the use of financial instruments.

Foreign Currency Exchange Risk

        Virtually all of the Company's revenues are received in Canadian dollars and, as a result, it has no exposure to foreign currency exchange risk with respect to revenues. However, the Company's Senior Notes and term loan B credit facility under its bank credit facility are denominated in U.S. dollars and interest and principal repayments thereon must be paid in U.S. dollars. The Company has entered into cross currency swap agreements for 100% of the U.S. dollar-denominated debt obligations. Therefore, fluctuations of the Canadian dollar against the U.S. dollar will not generate any foreign exchange economic gains or losses on the debt. Sometimes, the Company may have to incur some of its expenses or purchases in US$, resulting in a risk exposure to the fluctuations of the Canadian dollar against the US$. The Company may use derivatives instruments to mitigate those risks. As of December 31, 2004, the Company had used foreign currency forward contracts on an amount of US$1.4 million to mitigate its exposure to the fluctuations of the currency in respect to some equipment purchases.

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

Credit Risk

        Concentration of credit risk with respect to trade receivables is limited due to the Company's large customer base. Therefore, as at December 31, 2004, Sun Media had no significant concentration of credit risk.

        We are exposed to credit risk in the event of non-performance by counterparties in connection with our derivative agreements. We do not obtain collateral or other security to support derivative financial instruments subject to credit risk, but we mitigate this risk by dealing only with major Canadian and U.S. financial institutions and, accordingly, do not anticipate loss for non-performance.

Item 12.    Description of Securities other than Equity Securities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

  A.
  None.

  B.
  Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

        None.

Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

        Our President and Chief Executive Officer and Vice President and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) are effective as of December 31, 2004.

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

Item 16B.    Code of Ethics

        We have adopted a code of ethics (as defined in Item 16B of Form 20-F) that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have filed a copy of this code of ethics as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2003.

Item 16C.    Principal Accountant Fees and Services

        KPMG LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F.

        The audit committee establishes the independent auditors' compensation. In 2003, the audit committee also established a policy to pre-approve all audit services, determining which non-audit services the independent auditors are prohibited from providing, and, exceptionally, authorizing permitted non-audit services to be performed by the independent auditors; however, only to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2003 and 2004, none of the non-audit services described below were approved by the audit committee of our board of directors pursuant to the "de minimis exception" to the pre-approval requirement for non-audit services. For the years ended December 31, 2004 and 2003, the aggregate fees billed by KPMG LLP and its affiliates are as follows:

	2003	2004
	(dollars in thousands)
Audit fees (1)	$324	$458
Audit-related fees (2)	395	20
Tax fees (3)	—	—
All other fees (4)	14	19

	$733	$497

(1)
Audit fees consist of fees billed for the annual audit of the company's consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the review of documents filed with the SEC.

(2)
Audit-related fees consist of fees billed for assurance and related services, and include consultations concerning financial accounting and reporting standards; due diligence related to acquisitions; employee benefit plan audits and comfort letters and other work related to offering documents and prospectuses.

(3)
Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; consultation and planning services.

(4)
All other fees include reviews of the Company's documentation of disclosure controls and procedures.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not Applicable.

PART III

Item 17.    Financial Statements

        The audited consolidated balance sheets of the Company, as at December 31, 2003 and 2004 and the consolidated statements of income, shareholder's equity and cash flows of the Company for the years ended December 31, 2002, 2003 and 2004, including the notes thereto and together with the auditors' report thereon, are included at pages F-1 to F-46 to this annual report.

Item 18.    Financial Statements

        Not applicable.

Item 19. Exhibits

        The following documents are filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.1	Certificate and Articles of Continuance of Sun Media Corporation dated February 12, 1999. *
1.2	Certificate and Articles of Amalgamation of Sun Media Corporation dated February 28, 1999. *
1.3	Certificate and Articles of Continuance of Sun Media Corporation dated July 3, 2001. **
1.4	Articles of Sun Media Corporation dated May 17, 2004.
1.5	By-laws of Sun Media Corporation. **
1.5	Amendment to by-laws of Sun Media Corporation dated January 16, 2003. ***
1.6	Amendment to by-laws of Sun Media Corporation dated February 6, 2003. ***
2.1	Form of 7 5/8% Senior Note due 2013 of Sun Media Corporation (included in Exhibit A to Exhibit 2.2 below).
2.2	Indenture dated as of February 7, 2003 among Sun Media Corporation, the subsidiary guarantors signatory thereto and National City Bank, as trustee. ****
2.3	Subordination Agreement dated as of February 7, 2003 among Sun Media Corporation, Quebecor Media Inc. and National City Bank. ****
2.4	First Supplemental Indenture dated as of July 30, 2004 by and among Sun Media Corporation, the subsidiary guarantors signatory thereto and U.S. Bank Corporate Trust Services (formerly National City Bank).
4.1	Employment Agreement dated January 13, 1998 for William R. Dempsey (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 1997).
4.2	Employment Agreement dated January 13, 1998 for J. Craig Martin (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 1997).
4.3	Credit Agreement dated as of February 7, 2003 among Sun Media Corporation, Bank of America, N.A., Banc of America Securities LLC and Credit Suisse First Boston Corporation, as arrangers, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto (the "Credit Agreement"). ****
4.4	First Amending Agreement to the Credit Agreement, dated as of December 2, 2003, among Sun Media Corporation, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2003).
4.5	Second Amending Agreement to the Credit Agreement, dated as of October 12, 2004, among Sun Media Corporation, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto.
4.6	Subordination Agreement for Existing Back-To-Back Securities dated as of February 7, 2003 between Sun Media Corporation and Quebecor Media Inc. ****
4.7	Guarantee dated as of February 7, 2003 by Bowes Publishers Limited, Sun Media (Toronto) Corporation, SMC Nomineeco Inc., 3661458 Canada Inc., Toronto Sun International, Inc., TS Printing Inc., Florida Sun Publications, Inc. and 3351611 Canada Inc. in favor of Bank of America, N.A. ***
4.8	Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. (relating to shares of Bowes Publishers Limited and Sun Media (Toronto) Corporation). ***
4.9	Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. (relating to shares of Toronto Sun International, Inc.). ***

Exhibit Number	Description
4.10	Deed of Movable Hypothec with Delivery dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. ***
4.11	Deed of Movable Hypothec with Delivery dated as of February 7, 2003 by Sun Media (Toronto) Corporation in favor of Bank of America, N.A. ***
4.12	Deed of Movable and Immovable Hypothec dated as of February 4, 2003 between Sun Media Corporation and Bank of America, N.A. ***
4.13	Deed of Movable Hypothec dated as of February 4, 2003 between 3351611 Canada Inc. and Bank of America, N.A. ***
4.14	General Security Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. ***
4.15	Form of General Security Agreement (by guarantors) dated as of February 7, 2003 in favor of Bank of America, N.A. ***
4.16	Debenture Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. ***
4.17	Debenture Pledge Agreement dated as of February 7, 2003 by 3351611 Canada Inc. in favor of Bank of America, N.A. ***
4.18	Demand Debenture dated as of February 7, 2003 by Sun Media Corporation. ***
4.19	Demand Debenture dated as of February 7, 2003 by 3351611 Canada Inc. ***
4.20	Form of Demand Debenture dated as of February 4, 2003 between Sun Media Corporation or Bowes Publishers Limited and Bank of America, N.A. ***
4.21	Newsprint Supply Agreement dated as of January 1, 2000 among Sun Media Corporation, Donohue Forest Products and Quebecor Printing Inc., together with an English summary of the agreement (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2000).
4.22	12.15% Convertible Obligation ("CANCAP") due July 14, 2007 between Sun Media Corporation and Quebecor Media Inc., dated July 9, 2001. ****
4.23	12.15% Convertible Obligation ("CANCAP") due July 14, 2007 between Bowes Publishers Limited and Sun Media Corporation, dated July 9, 2001. ****
4.24	12.15% Convertible Obligation ("CANCAP") due November 28, 2008 between Sun Media Corporation and Quebecor Media Inc., dated November 28, 2002. ****
4.25	12.25% Convertible Obligation ("CANCAP") due November 28, 2008 between Sun Media (Toronto) Corporation and Sun Media Corporation, dated November 28, 2002. ****
4.26	10.50% Convertible Obligation ("CANCAP") due January 14, 2020 between Sun Media Corporation and Quebecor Media Inc., dated January 14, 2005.
4.27	Management Services Agreement dated January 17, 2003 between Quebecor Media Inc. and Sun Media Corporation. ****
8.1	Subsidiaries of Sun Media Corporation.
11.1	Code of Ethics (incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2003).
12.1	Certification of Pierre Francoeur, President and Chief Executive Officer of Sun Media Corporation, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Kin-Man Lee, Vice-President and Chief Financial Officer of Sun Media Corporation, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description
13.1	Certification of Pierre Francoeur, President and Chief Executive Officer of Sun Media Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Kin-Man Lee, Vice-President and Chief Financial Officer of Sun Media Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
Incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 1998.

**
Incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2001.

***
Incorporated by reference to the applicable exhibit to Sun Media Corporation's Annual Report on Form 20-F for the year ended December 31, 2002.

****
Incorporated by reference to the applicable exhibit to Sun Media Corporation's Registration Statement on Form F-4, Registration Statement No. 333-103998.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUN MEDIA CORPORATION
By:	/s/ KIN-MAN LEE Name: Kin-Man Lee Title: Vice President and Chief Financial Officer

        Dated: March 22, 2005

KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street, Suite 200 North York, ON M2P 2H3	Telephone(416) 228-7000 Telefax (416) 228-7123 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of Sun Media Corporation

We have audited the accompanying consolidated balance sheets of Sun Media Corporation and subsidiaries ("Sun Media" or the "Company") as of December 31, 2003 and 2004, and the consolidated statements of income, shareholder's equity, and cash flows for the years ended December 31, 2002, 2003 and 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sun Media and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years ended December 31, 2002, 2003 and 2004 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 20 to the consolidated financial statements.

Toronto, Canada
February 14, 2005

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31
(In thousands of Canadian dollars)

	2002	2003	2004
	(restated — note 1(ii))	(restated — note 1(ii))
REVENUES	$831,572	$845,922	$888,149
OPERATING EXPENSES
Wages and employee benefits	307,452	317,079	338,105
Newsprint	100,238	100,758	104,698
Other operating expenses	204,437	203,331	217,501

	612,127	621,168	660,304

OPERATING INCOME BEFORE THE UNDERNOTED	219,445	224,754	227,845
Financial expenses (note 5)	33,493	43,950	51,138
Dividend income (note 7)	(203,168)	(224,589)	(147,462)
Interest on convertible obligations (note 12)	197,479	218,301	143,333
Depreciation and amortization	26,530	27,582	26,038
Gain on disposition of CP24 (note 3(a))	—	—	(8,000)
Gain on refinancing of long-term debt (note 10)	—	(7,463)	—
Restructuring charges (note 4)	2,195	—	—

	56,529	57,781	65,047
INCOME BEFORE INCOME TAXES, EQUITY LOSS AND NON-CONTROLLING INTEREST	162,916	166,973	162,798
Income tax expense (recovery) (note 6)	(16,937)	(20,266)	4,565
Equity loss on investment in Toronto 1 (note 3(a))	—	—	147
Non-controlling interest	1,118	1,032	1,341

INCOME FROM CONTINUING OPERATIONS	178,735	186,207	156,745
DISCONTINUED OPERATIONS (note 2)	2,006	3,483	—

NET INCOME	$180,741	$189,690	$156,745

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

For the years ended December 31
(In thousands of Canadian dollars)

	Capital Stock	Retained Earnings	Currency Translation Adjustment	Total Shareholder's Equity
				(restated — note 1(ii))
BALANCE — DECEMBER 31, 2002	$301,801	$254,008	$182	$555,991
Net income	—	189,690	—	189,690
Dividends on capital stock (notes 13 and 16)	—	(151,239)	—	(151,239)
Dividend paid to parent company on refinancing (notes 13 and 16)	—	(260,000)	—	(260,000)
Currency translation	—	—	(182)	(182)

BALANCE — DECEMBER 31, 2003	$301,801	$32,459	$—	$334,260

Net income	—	156,745	—	156,745
Dividends on capital stock (notes 13 and 16)	—	(135,115)	—	(135,115)
Recognition of prior year tax losses on related party transaction (note 6)	—	1,259	—	1,259

BALANCE — DECEMBER 31, 2004	$301,801	$55,348	$—	$357,149

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
(In thousands of Canadian dollars)

	2002	2003	2004
	(restated — note 1(ii))	(restated — note 1(ii))
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS:
OPERATING
Income from continuing operations	$178,735	$186,207	$156,745
Items not involving cash:
Depreciation of property, plant and equipment	26,375	27,115	23,368
Amortization of other assets	155	467	2,670
Future income taxes	4,750	(9,415)	2,334
Non-controlling interest	1,118	1,032	1,341
Equity loss on investment in Toronto 1 (note 3(a))	—	—	147
Net loss on foreign currency translation and financial instruments (note 1(i))	—	—	6,779
Gain on disposition of CP24 (note 3(a))	—	—	(8,000)
Gain on refinancing of long-term debt (note 10)	—	(7,463)	—
Other	645	1,894	1,698

	211,778	199,837	187,082
Changes in non-cash operating working capital	(9,281)	25,208	(9,687)

Cash provided by operating activities of continuing operations	202,497	225,045	177,395
FINANCING
Issuance (redemption) of convertible obligations (note 12)	350,000	(360,000)	(450,000)
Dividends on capital stock (notes 13 and 16)	(70,945)	(151,239)	(135,115)
Repayment of loans	(39,085)	(14,758)	(29,288)
Payment of financing fees (note 10)	(68)	(11,750)	(200)
Proceeds on refinancing (net of note discount) (note 10)	—	655,829	—
Repayment of senior subordinated notes and senior credit facility (net of cash gain) (note 10)	—	(496,881)	—
Loans	1,844	958	—
Dividend paid to parent company on refinancing (note 10)	—	(260,000)	—
Other	(1,118)	(1,168)	(1,074)

Cash provided by (used in) financing activities of continuing operations	240,628	(639,009)	(615,677)
INVESTING
Disposal (investment) of preferred shares of affiliated company (note 7)	(350,000)	360,000	450,000
Business acquisitions (note 3)	(756)	(34,182)	(4,092)
Business dispositions (note 2)	925	22,359	—
Decrease (increase) in short-term investments	(74,419)	58,039	16,380
Additions to property, plant and equipment	(9,920)	(14,309)	(18,820)
Proceeds from disposal of property, plant and equipment	2,258	345	628
Other	—	—	(1,508)

Cash provided by (used in) investing activities of continuing operations	(431,912)	392,252	442,588

Increase (decrease) in cash and cash equivalents	11,213	(21,712)	4,306
Increase (decrease) in cash and cash equivalents from discontinued operations	665	(46)	—
Cash and cash equivalents — beginning of year	39,168	51,046	29,288

Cash and cash equivalents — end of year	$51,046	$29,288	$33,594

CHANGES IN NON-CASH OPERATING WORKING CAPITAL
Accounts receivable	$(6,670)	$(2,900)	$(3,635)
Inventories	1,510	960	(2,159)
Accounts payable and accrued liabilities	9,288	19,592	(15,661)
Dividend income receivable from Quebecor Media Inc.	(428)	4,836	23,784
Interest expense payable to Quebecor Media Inc.	416	(4,700)	(23,119)
Other	(13,397)	7,420	11,103

	$(9,281)	$25,208	$(9,687)

NON-CASH TRANSACTIONS (note 3(a))
Acquisition of Toronto 1	—	—	(8,000)
Disposition of CP24	—	—	8,000

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED BALANCE SHEETS

As at December 31
(In thousands of Canadian dollars except for share information)

	2003	2004
	(restated — note 1(ii))
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$29,288	$33,594
Short-term investments	16,380	—
Accounts receivable net of allowance for doubtful accounts of $5,027 (2003 — $4,302)	119,941	123,576
Dividend income receivable from Quebecor Media Inc. (notes 7 and 16)	90,935	67,151
Income and other taxes receivable	5,741	—
Inventories	9,540	11,699
Prepaid expenses	4,704	4,909
Future income taxes (note 6)	7,401	5,697

TOTAL CURRENT ASSETS	283,930	246,626
INVESTMENT IN AFFILIATED COMPANY (note 7)	1,590,000	1,140,000
INVESTMENT IN TORONTO 1 (note 3(a))	—	11,528
PROPERTY, PLANT AND EQUIPMENT (note 8)	191,239	186,392
GOODWILL (notes 2 and 3)	764,502	764,865
FUTURE INCOME TAXES (note 6)	29,739	29,732
OTHER ASSETS (note 9)	26,187	34,788

TOTAL ASSETS	$2,885,597	$2,413,931

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$40,543	$23,977
Accrued liabilities	97,345	98,250
Income and other taxes payable	—	6,766
Interest expense payable to Quebecor Media Inc. (notes 12 and 16)	88,389	65,270
Deferred subscription revenue	16,774	18,807
Current portion of long-term debt (note 10)	3,007	2,765

TOTAL CURRENT LIABILITIES	246,058	215,835
LONG-TERM DEBT (note 10)	548,680	481,559
FUTURE INCOME TAXES (note 6)	41,772	41,136
OTHER LIABILITIES (note 11)	123,125	176,283
NON-CONTROLLING INTEREST	1,702	1,969
CONVERTIBLE OBLIGATIONS (note 12)	1,590,000	1,140,000

TOTAL LIABILITIES	2,551,337	2,056,782
SHAREHOLDER'S EQUITY
Capital stock (note 13)	301,801	301,801
— Authorized: 10,000,000,000 Voting Class A common shares, nil par value
    10,000,000,000 Non-voting redeemable Class B preferred shares, nil par value
    10,000,000,000 Class C preferred shares, nil par value
— Issued and outstanding at December 31, 2003 and 2004:
1,261,000 Voting Class A common shares
Retained earnings	32,459	55,348

TOTAL SHAREHOLDER'S EQUITY	334,260	357,149

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$2,885,597	$2,413,931

COMMITMENTS AND CONTINGENCIES (note 14)
GUARANTEES (note 18)

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2002, 2003 and 2004
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

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Principles of Consolidation

        The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its 50.01% owned subsidiary, Le Courrier du Sud Inc. The consolidated financial statements are prepared in conformity with generally accepted accounting principles in Canada. The material differences between generally accepted accounting principles in Canada and in the United States are described in note 20.

(b)   Use of Estimates

        The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of pension and other employee benefits, key economic assumptions used in determining the allowance for doubtful accounts, reserves for the restructuring of operations, the useful life of assets for amortization and evaluation of expected future cash flows to be generated by assets, the determination of fair value of assets acquired and liabilities assumed in business combinations, implied fair value of goodwill, provisions for income taxes and determination of future income tax assets and liabilities and the determination of the fair value of financial instruments. Actual results could differ from these estimates.

(c)   Revenue Recognition

        Circulation and advertising revenue from publishing activities is recognized in income when the publication is delivered. Prepaid subscription revenue is deferred and taken into income pro-rata over the term of the subscription. Revenue from the distribution of publications and products is recognized upon delivery, net of provisions for estimated returns. Revenue from commercial printing contracts is recognized once the product is delivered.

        The Company evaluates its allowances for uncollectible trade accounts receivable based on customers' credit history and payment trends. Allowance for sales returns are based on the Company's historical rate of return.

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

(f)    Property, plant and equipment

        Property, plant and equipment are stated at cost and are depreciated over their estimated useful lives by charges to operations using the straight-line method. The rates of depreciation are as follows:

Buildings	25-40 years
Machinery and equipment	3-20 years

        Interest on debt relating to projects under development is capitalized. Major improvements are capitalized, while maintenance and repairs are expensed when incurred. The Company reviews the carrying values of its property, plant and equipment if events or changes in circumstances indicate that the asset might be impaired by comparing the carrying amount of the asset to the expected future undiscounted cash flows to be generated by the asset. If the carrying value exceeds the amount recoverable, a write-down equal to the excess is charged to the Consolidated Statement of Income.

(g)   Income Taxes

        The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rate on future income tax assets and liabilities is recognized in income in the period that includes the enactment or substantive enactment date. Future income tax assets are recognized and a valuation allowance is provided if realization is not considered "more likely than not".

(h)   Goodwill, Other Intangible Assets, Financing Fees and Deferred Assets or Liabilities Relating to Ineffective Hedge

        Goodwill is not amortized. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not required. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the Consolidated Statement of Income before extraordinary items and discontinued operations.

        Intangible assets with definite useful lives are amortized over their estimated useful life and are carried at the lower of amortized cost or their net recoverable amount.

        Financing fees related to long-term financing are amortized using the straight-line method over the term of the related long-term debt.

        Deferred assets or liabilities relating to hedges that have become ineffective are amortized, using the effective interest rate method, over the term of the related financial instrument.

(i)    Long-term Investments

        Investments in joint ventures are accounted for using the proportionate consolidation method. Joint ventures represent a negligible portion of the Company's operations. Investments in companies subject to significant influence are accounted for using the equity method. Portfolio investments are accounted for using the cost method.

(j)    Stock-based Compensation

        The Company accounts for stock-based payments made by Quebecor Media Inc. and Quebecor Inc. to employees of the Company that are direct awards of stock, that call for settlement in cash or other assets, including stock appreciation rights, by applying the fair-value-based method. Under the fair-value-based method, compensation expense attributable to awards to employees that call for settlement in cash or other assets is recognized over the vesting period in each year as operating expenses. Changes in the fair value between the grant date and the measurement date result in a change in the measure of compensation expense.

(k)   Foreign Currency Translation

        Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities, revenue and expenses are translated at the exchange rate in effect at the transaction date. Exchange gains and losses are recognized in income.

(l)    Derivative Financial Instruments

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

        The Company enters into cross currency and interest rate agreements to hedge its long-term debt. Each of the Company's hedging relationships is formally documented and subject to an effectiveness test at the beginning of the relationship and subsequently on a quarterly basis for reasonable assurance that they are and will continue to be effective. For derivatives that are determined to be effective, foreign exchange translation gains and losses on the hedged debt are deferred and recorded under other assets or other liabilities. Premiums or discounts for these swap agreements are amortized, using the effective interest rate method, as an adjustment to income over the term of the agreement. Derivatives that are determined to be ineffective are reported on a mark-to-market basis in the Consolidated Balance Sheet, with the change from period to period reported in the Consolidated Statement of Income.

        In the event a designated hedged item is sold, extinguished, or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on the related derivative instrument is recognized in income.

(m)  Pension Plans and Post-retirement Benefits

  (i)
  Pension plans:

        The Company offers defined benefit pension plans and defined contribution pension plans to various employee groups. Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management's best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Pension plan expense is charged to operations and includes:

  •
  Cost of pension plan benefits provided in exchange for employee services rendered during the year;

  •
  Amortization of the initial net transition asset, prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans; and

  •
  Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets over the expected average remaining service period of the active employee group covered by the plans.

        Actuarial gains and losses arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation.

        The expected average remaining service period of the active employee group covered by the plans is 13 years.

        The Company uses the fair value at year-end to evaluate plan assets for the purpose of calculating the expected return on plan assets.

  (ii)
  Post-retirement benefits:

        The Company offers health, life and dental insurance plans to various retired employee groups. The Company accrues the cost of post-retirement benefits, other than pensions. These benefits are funded by the Company as they become due. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation over the expected average remaining service life of the active employee group covered by the plans.

(n)   Advertising and Marketing Costs

        Advertising costs, which include the Company's marketing expenses, are expensed as incurred. From time to time, the Company provides advertising services to customers from which the Company concurrently acquires advertising services. Revenue and expenses from advertising barter transactions are measured based on the fair value of the services provided by the Company for similar cash transactions. For the year ended December 31, 2004, the Company recorded $8,506 of barter advertising (2002 — $8,800; 2003 — $9,100).

(o)   Comparative Figures

        Certain comparative figures for the years 2002 and 2003 have been reclassified to conform with the presentation adopted for the year ended December 31, 2004.

1.    NEW ACCOUNTING STANDARDS

        The Canadian Institute of Chartered Accountants ("CICA") recently adopted the following new accounting standards:

(i)    Hedging Relationships

        Effective January 1, 2004, Sun Media adopted the new CICA Accounting Guideline AcG-13, Hedging Relationships. In accordance with the new policy, each of the Company's hedging relationships is formally documented and subject to an effectiveness test at the beginning of the relationship and subsequently on a quarterly basis for reasonable assurance that they are and will continue to be effective. Any derivative that does not qualify for hedge accounting is reported on a mark-to-market basis in the balance sheet, with the changes from period to period reported in the Consolidated Statement of Income.

        During the year, the Company determined that one of its financial instruments, used to hedge foreign exchange fluctuations on a portion of the principal and interest of the Company's Senior Notes, was no longer providing an effective hedge. Accordingly, the Company discontinued its application of hedge accounting for that financial instrument and the associated debt on April 1, 2004, resulting in the recognition of a deferred asset as at December 31, 2004 of $12,462, net of amortization of $452. In addition, the Company recorded the associated financial instrument at its fair market value (note 11), with changes therein from the date the financial instrument became ineffective recorded in the Consolidated Statement of Income as financial expenses. As at December 31, 2004, the fair market value of the financial instrument was $58,169, and for the period April 1, 2004 to December 31, 2004, the Company recorded a loss on financial instruments of $21,277, offset by foreign currency translation of $14,950 on the portion of the Company's Senior Notes no longer considered hedged.

        As at December 31, 2004, the Company determined that all other hedging relationships were effective and continues to use hedge accounting for its other financial instruments.

(ii)   Financial Instruments — Presentation and Disclosure

        In November 2003, the CICA amended Handbook Section 3860, Financial Instruments — Presentation and Disclosure, to require obligations that may be settled at the issuer's option, with a variable number of the issuer's own equity instruments, to be presented as liabilities. The new standard is effective for fiscal years beginning on or after November 1, 2004, but early adoption is encouraged. Effective April 1, 2004, Sun Media early adopted the revised standards of Handbook Section 3860 and retroactively applied this accounting standard to the comparable periods of the prior years. The adoption of this standard has the effect of reclassifying the Company's principal amount of $1,140,000 of convertible obligations to its parent, Quebecor Media Inc. ("Quebecor Media"), as debt instead of equity on the Consolidated Balance Sheets as at December 31, 2004 (December 31, 2003 — $1,590,000), as well as the interest expense payable to Quebecor Media of $65,270 (December 31, 2003 — $88,389), as current interest payable instead of equity. In addition, interest on the convertible obligations and related income tax recoveries, previously reflected in the Consolidated Statements of Shareholder's Equity, are now recorded in the Consolidated Statements of Income. Accordingly, for the year ended December 31, 2004, interest on the convertible obligations of $143,333 (2002 — $197,479; 2003 — $218,301) and income tax recoveries of $47,300 (2002 — $69,045; 2003 — $73,142) have been recorded in the Consolidated Statements of Income.

(iii)  Generally Accepted Accounting Principles

        In July 2003, the CICA issued Handbook Section 1100, Generally Accepted Accounting Principles ("GAAP"). This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when the primary sources of Canadian GAAP are silent. Effective January 1, 2004, Sun Media adopted the new standards of CICA Handbook Section 1100. The adoption of this standard does not have a material impact on Sun Media's results of operations or financial condition.

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

        For the year ended December 31, 2003, revenues from discontinued operations were $7,376 (2002 — $22,038), income before income taxes was $694 (2002 — $2,611), and net income was $498 (2002 — $2,006).

        The following table details the carrying amounts of the net assets disposed by major class of asset and liability.

Non-cash working capital	$2,709
Property, plant and equipment	5,571
Goodwill	7,590
Other	682

Total net assets disposed	$16,552

3.    ACQUISITIONS AND OTHER DISPOSITIONS

(a)   Toronto 1 and CP24

        On December 2, 2004, the Company acquired 25% of the outstanding shares of Toronto 1, a specialty television station in Toronto, Canada for total consideration, including acquisition costs, of $10,812, consisting of $2,812 in cash and the Company's 29.9% interest in CP24, a 24-hour local news channel in Toronto, valued at $8,000. TVA Group Inc., also a subsidiary of Quebecor Media, acquired the other 75% of Toronto 1. The Company recorded a net gain on the disposal of CP24 of $8,000.

        During the year, the Company made additional cash contributions to Toronto 1 in the amount of $863, maintaining its 25% equity interest in Toronto 1.

        The Company has recorded its 25% interest in Toronto 1 using the equity method of accounting and for the year ended December 31, 2004, recorded an equity loss on its investment in Toronto 1 of $147.

(b)   Cochrane Times-Post

        Effective November 1, 2004, the Company acquired the operating assets of Cochrane Times-Post, a paid weekly community publication located in Cochrane, Ontario, for total cash consideration of $417, including acquisition costs. The Company used the purchase method to account for the acquisition and, therefore, the operating results reflect the revenues and expenses of the acquired operations from the date of operations. The assets acquired and liabilities assumed were recorded at their fair value on November 1, 2004, and resulted in goodwill recognition of $363.

(c)   Annex Publishing and Printing Inc.

        On November 3, 2003, the Company acquired 100% of the outstanding shares of Annex Publishing & Printing Inc. for total cash consideration of $34,182, including acquisition costs. The operations include two daily and seven non-daily publications, two shopping guides, and a commercial printing operation, all located in Southern Ontario. The Company used the purchase method to account for the acquisition and, therefore, the operating results reflect the revenues and expenses of the acquired operations from the date of acquisition. The assets acquired and liabilities assumed were recorded at their fair market value on November 3, 2003.

        The purchase price was allocated to assets and liabilities as follows:

Non-cash working capital	$1,228
Property, plant and equipment	2,222
Goodwill	20,775
Customer relationships	9,862
Contractual agreements	5,000
Future income taxes	(4,905)

Total net assets acquired	$34,182

        Intangible assets consisting of customer relationships and contractual agreements are being amortized over 10 years and three years, respectively.

4.    CHARGE FOR RESTRUCTURING OF OPERATIONS

        The Company implemented restructuring initiatives in fiscal 2002, which resulted in the termination of approximately 60 employees throughout several divisions. As a result, the Company recorded a restructuring charge of $2,195, or $1,471 after taxes, for the year ended December 31, 2002 relating to severance and other personnel-related costs. All of these termination costs were paid by December 31, 2004.

5.    FINANCIAL EXPENSES

	2002	2003	2004
Interest on long-term debt (note 10)	$31,352	$43,456	$41,105
Loss on financial instruments (note 1(i))	—	—	21,277
Foreign currency translation gain on a portion of Senior Notes (note 1(i))	—	—	(14,950)
Amortization of deferred asset relating to ineffective hedge (note 1(i))	—	—	452
Amortization of deferred financing costs	3,476	1,685	1,604
Foreign exchange loss on voluntary repayment of debt	—	143	551
Amortization of fair market premium	(2,124)	(209)	—
Other	789	(1,125)	1,099

Total financial expenses from continuing operations	$33,493	$43,950	$51,138

Cash interest payments — continuing operations	$33,881	$38,837	$43,231

Cash interest receipts — continuing operations	$1,206	$3,257	$672

6.    INCOME TAXES

        Income tax expense (recovery) is allocated as follows:

	2002	2003	2004
	(restated — note 1(ii))	(restated — note 1(ii))
Continuing operations	$(16,937)	$(20,266)	$4,565
Discontinued operations	605	3,018	—

	$(16,332)	$(17,248)	$4,565

        Income tax expense (recovery) attributable to income from continuing operations consists of:

	2002	2003	2004
	(restated — note 1(ii))	(restated — note 1(ii))
Current	$(21,687)	$(10,851)	$2,231
Future	4,750	(9,415)	2,334

	$(16,937)	$(20,266)	$4,565

Cash tax payments — continuing operations	$6,492	$7,669	$5,478

Cash tax receipts — continuing operations	$7,162	$26,042	$13,349

        The following table reconciles the difference between the statutory tax rate and the effective tax rate used by the Company and its subsidiaries in the determination of Net Income:

	2002	2003	2004
	(restated — note 1(ii))	(restated — note 1(ii))
Statutory tax rate	40.8%	35.9%	35.1%
Increase (reduction) resulting from:
Effect of non-deductible charges and/or a tax rate reduction	(5.7)%	(1.7)%	(1.3)%
Effect of non-taxable income	(43.1)%	(45.0)%	(31.8)%
Change in valuation allowance	—	0.3%	—
Large corporation taxes	0.8%	0.9%	0.8%
Other	(3.2)%	(2.5)%	—

Effective tax rate on continuing operations	(10.4)%	(12.1)%	2.8%

        The tax-effected temporary differences which result in the Company's net future tax liabilities are as follows:

	2003	2004
	(restated — note 1(ii))
Future income tax assets:
Loss carryforwards	$8,168	$6,403
Property, plant and equipment	11	14
Accounts payable, accrued charges and deferred revenue	2,425	3,476
Acquisition and reserve for restructuring of operations	1,816	1,444
Pension plan liability, post-retirement and workers compensation benefits	9,145	8,207
Goodwill and other assets	27,043	24,224
Other	2,505	2,491

	51,113	46,259
Valuation allowance	(1,728)	(572)

	$49,385	$45,687
Future income tax liabilities:
Property, plant and equipment	$(21,286)	$(19,557)
Pension plan liability, post-retirement and workers compensation benefits	(110)	—
Goodwill and other assets	(32,621)	(31,837)

	(54,017)	(51,394)

Net future income tax liabilities	$(4,632)	$(5,707)

        The current and long-term future income tax assets and liabilities are presented as follows:

	2003	2004
	(restated — note 1(ii))
Future income tax assets:
Current	$7,401	$5,697
Long-term	29,739	29,732

	37,140	35,429
Future income tax liabilities:
Long-term	(41,772)	(41,136)

	(41,772)	(41,136)
Net future income tax liabilities	$(4,632)	$(5,707)

        The valuation allowance of $1,728 as at December 31, 2003 relates to non-capital losses available for carryforward by a subsidiary that was acquired by the Company from its parent, Quebecor Media. As a result of a tax reorganization, the tax benefit of these losses was recognized in 2004, of which $469 was reported in the Consolidated Statement of Income and $1,259 was reflected in retained earnings. The tax benefit reported in retained earnings represented the tax benefit of losses incurred by the subsidiary prior to its acquisition by the Company.

        The valuation allowance of $572 as at December 31, 2004 relates to capital losses arising during the year. Subsequent recognition of the tax benefit relating to this valuation allowance, if any, would be reported in the Consolidated Statement of Income.

        As at December 31, 2004, the Company had non-capital loss carryforwards for income tax purposes available to reduce future taxable income of $13,990, expiring from 2005 to 2014.

7.    INVESTMENT IN AFFILIATED COMPANY

        On July 9, 2001, the Company invested in Cumulative First Preferred Series A Shares of its parent, Quebecor Media, at a cost of $1,600,000, using the proceeds from the issuance of a convertible obligation (note 12). On November 28, 2002, the Company invested in an additional $350,000 of Cumulative First Preferred Series A Shares of Quebecor Media, using the proceeds from the issuance of a convertible obligation. On July 31, 2003, the Company disposed of $360,000 of its investment in Quebecor Media, and the proceeds were used to redeem $360,000 of its convertible obligations. On January 14, 2004, the Company disposed of a further $450,000 of its investment in Quebecor Media, and used the proceeds to redeem $450,000 of its convertible obligations. The investments were sold at their carrying value and therefore no gains or losses resulted. As at December 31, 2004, the Company had an investment balance of $1,140,000.

        The shares are redeemable at the option of the issuer or retractable at the option of the Company at the paid-up value, are non-voting, and carry a 12.5% annual fixed cumulative preferential dividend payable semi-annually.

        During fiscal 2004, total dividends of $147,462 (2002 — $203,168; 2003 — $224,589) were declared on the Cumulative First Preferred Series A Shares owned by the Company. In fiscal 2004, the Company received dividend income payments of $171,246 from Quebecor Media (2002 — $202,739; 2003 — $229,425), and at December 31, 2004, the Company had a receivable from Quebecor Media of $67,151 (2003 — $90,935), representing the cumulative declared, but unpaid dividends on these shares.

8.    PROPERTY, PLANT AND EQUIPMENT

	2003
	Cost	Accumulated Depreciation	Net Book Value
Land	$19,525	$—	$19,525
Buildings	106,747	(27,498)	79,249
Machinery and equipment	231,376	(144,586)	86,790
Projects under development	5,675	—	5,675

Total	$363,323	$(172,084)	$191,239

	2004
	Cost	Accumulated Depreciation	Net Book Value
Land	$19,386	$—	$19,386
Buildings	107,299	(30,811)	76,488
Machinery and equipment	248,538	(162,261)	86,277
Projects under development	4,241	—	4,241

Total	$379,464	$(193,072)	$186,392

9.    OTHER ASSETS

	2003	2004
Deferred financing fees	$10,467	$9,063
Deferred asset relating to ineffective hedge (note l(i))	—	12,462
Intangible assets (a)	14,420	11,750
Deferred pension (note 17)	1,295	—
Other	5	1,513

Total	$26,187	$34,788

        (a)   Intangible Assets

	2003
	Cost	Accumulated Depreciation	Net Book Value
Customer relationships	$9,862	$(164)	$9,698
Contractual agreements	5,000	(278)	4,722

Total	$14,862	$(442)	$14,420

	2004
	Cost	Accumulated Depreciation	Net Book Value
Customer relationships	$9,862	$(1,157)	$8,705
Contractual agreements	5,000	(1,955)	3,045

Total	$14,862	$(3,112)	$11,750

10.    LONG-TERM DEBT

	Effective Interest Rate as at December 31	Years of Maturity	2003	2004
Credit Facility (a)	4.14%	2008-2009	$287,988	$241,572
Senior Notes (b)	7.88%	2013	263,699	242,752
Total long-term debt			551,687	484,324
Less current portion			3,007	2,765

Total			$548,680	$481,559

Refinancing of Long-term Debt

        On February 7, 2003, the Company sold US$205,000 (or Cdn$312,154) of its 7.625% Senior Notes due 2013 (the "Initial Notes"). On May 30, 2003, the Company completed its offer to exchange (the "Exchange Offer") US$205,000 principal amount of its Initial Notes for an equal principal amount of new notes (the "Senior Notes") registered under the Securities Act of 1933, as amended.

        Concurrently with the completion of the private placement offering of the Initial Notes, the Company entered into a new senior secured bank credit facility ("Credit Facility") consisting of a $75,000 revolving facility and a US$230,000 (or Cdn$349,025) term loan B credit facility. The Company used the net proceeds from the issuance of the Initial Notes and borrowings under the Credit Facility totalling $655,829 (after the note discount of $5,350 — note 10(b)), as well as additional cash then available to repay borrowings under the old credit facility of $301,473, redeem on March 10, 2003 two series of senior subordinated notes then outstanding for an aggregate principal amount of $205,687, and pay financing fees on the transaction of $11,250. The Company also used the net proceeds to declare and pay to Quebecor Media, its parent company, a dividend in an aggregate amount of $260,000.

        As a result of the refinancing, the Company recorded a net gain in 2003 of $7,463, or $5,914 after taxes, related to the redemption of the Company's senior subordinated notes, the repayment of its old credit facility, and the payment of the related accrued interest. The net gain was comprised of a cash gain of $10,279 resulting from the unwinding of hedging contracts on the senior subordinated notes, net of a redemption premium and a foreign exchange loss, offset by the write-off of related deferred financing costs.

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

        Any amount borrowed under the revolving credit facility must be repaid in February 2008, and bears interest at the Canadian banker's acceptance and/or Canadian prime rate plus an applicable margin determined by financial ratios. As at December 31, 2004, no amounts were drawn on the $75,000 revolving credit facility.

        The term loan B credit facility is subject to repayments of US$575 per quarter during the term of the loan, commencing on April 30, 2003, with the balance being fully repayable in February 2009. Effective December 2, 2003 and October 12, 2004, respectively, the Credit Facility was amended to reduce the applicable margins on advances made under the term loan B credit facility. As a result, such advances bear interest at LIBOR plus a margin of 2.00% per annum, or the U.S. prime rate plus a margin of 1.00% per annum, with the possibility for these margins to be further reduced under certain circumstances. Financing fees of $500 and $200, respectively, were paid relating to these amendments. At December 31, 2004, the aggregate amount outstanding under the term loan B credit facility was US$200,975, with an effective interest rate of 4.14% on the aggregate outstanding amount in U.S. dollars.

(b)   Senior Notes

        The Senior Notes are comprised of 7.625% Senior Notes due February 15, 2013. Interest is payable semi-annually in arrears on February 15 and August 15 of each year. The Senior Notes are unsecured obligations of the Company and rank equally with all of its other unsecured senior indebtedness. The Senior Notes are guaranteed by specific subsidiaries of the Company (note 20(ix)). All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law). The Senior Notes also contain covenants restricting the Company's ability to declare and pay dividends, and make other distributions.

        The Senior Notes were recorded after an initial note discount of $5,350, resulting in an effective interest rate of 7.88% per annum, on the outstanding principal amount in U.S. dollars. At December 31, 2004, the outstanding principal amount of the Senior Notes was US$205,000.

(c)   Principal Repayments

        As at December 31, 2004, the aggregate amount of minimum principal payments required in each of the next five years based on current borrowing levels and the payment requirements under the Credit Facility as follows:

Year Ending December
2005	$2,765
2006	2,765
2007	2,765
2008	2,765
2009	230,512

$241,572

        There are no principal repayments required for the Senior Notes over the next five years.

11.    OTHER LIABILITIES

	2003	2004
Deferred foreign exchange gain on long-term debt	$89,705	$89,247
Fair value of financial instruments deemed ineffective as hedge (note 1(i))	—	58,169
Pension and post-retirement obligations (note 17)	28,985	25,226
Long-term portion of provision for restructuring (a)	4,435	3,641

	$123,125	$176,283

(a)
This provision relates to restructuring initiatives that took place in 1994, 1996 and 1997, and represents the long-term portion of the residual liability with respect to future monthly payments the Company is required to make on these initiatives.

12.    CONVERTIBLE OBLIGATIONS

        On July 9, 2001, the Company issued a $1,600,000 convertible obligation to its parent, Quebecor Media. The convertible obligation matures on July 14, 2007, and bears interest at 12.15% payable semi-annually. On November 28, 2002, the Company issued a new convertible obligation to Quebecor Media in the amount of $350,000. This new convertible obligation matures on November 28, 2008, and bears interest at 12.15% payable semi-annually. On July 31, 2003 and January 14, 2004, the Company redeemed $360,000 and $450,000, respectively, of its convertible obligations, using the proceeds from sale of its investment in Cumulative First Preferred Series A Shares of Quebecor Media (note 7). At December 31, 2004, the outstanding face amount of the Company's convertible obligations was $1,140,000 (2003 — $1,590,000).

        During fiscal 2004, the interest expense on the convertible obligations amounted to $143,333 (2002 — $197,479; 2003 — $218,301) or $96,033 (2002 — $128,434; 2003 — $145,159) after taxes. The total interest payments in fiscal 2004 were $166,452 (2002 — $197,063; 2003 — $223,001) and at December 31, 2004, the unpaid interest on the convertible obligations amounted to $65,270 (2003 — $88,389).

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

        On or after May 15, 2007, Quebecor Media may, upon the occurrence of certain events, require the Company to redeem the convertible obligations at a redemption amount equal to the then outstanding principal amount plus any accrued and unpaid interest.

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

Dividends

        The dividends declared and paid by the Company for the year ended December 31, 2004 totalled $135,115 or $107.15 per share (2002 — $70,945 or $56.26 per share; 2003 — $411,239 or $326.12 per share) (note 16).

Stock-based Compensation

(a)   Quebecor Media stock option plan:

        Under a stock option plan established by Quebecor Media, 6,185,714 Common Shares of Quebecor Media were set aside for officers, senior employees and other key employees of Quebecor Media and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by Quebecor Media's Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the date of grant) or the trading price of the Common Shares of Quebecor Media on the stock exchange where such shares are listed at the date of grant. Unless authorized by Quebecor Media's Compensation Committee in the context of a change of control, no options may be exercised by an optionee if the shares of Quebecor Media have not been listed on a recognized stock exchange. At December 31, 2007, if the shares of Quebecor Media have not been so listed, optionees may exercise their right, between January 1st and January 31st each year, to receive the difference between the fair market value and the exercise price of their vested options in cash. Except under specific circumstances, and unless Quebecor Media's Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules, as determined by Quebecor Media's Compensation Committee at the date of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33.3% vesting on the third anniversary of the date of grant. All options outstanding as of December 31, 2004 were granted to senior executives of Quebecor Media and its subsidiaries.

        The following table provides summary information on outstanding options granted to the Company's employees, directors and officers, under the Quebecor Media plan as at December 31, 2003 and 2004.

	2003		2004
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	608,995	$16.17	687,111	$16.22
Granted	121,721	16.45	71,717	21.75
Cancelled	(43,605)	(16.17)	(17,235)	15.66

Balance at end of year	687,111	$16.22	741,593	$16.77

Vested options at end of year	21,644	$16.17	99,504	$16.26

        The following table gives summary information on outstanding options as at December 31, 2004.

	Outstanding options			Options exercisable
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price
$15.00 — $17.00	635,710	7.5	$16.05	92,671	$16.00
$17.01 — $19.00	—	—	—	—	—
$19.01 — $21.00	30,315	8.7	19.46	6,063	19.46
$21.01 — $23.00	75,568	9.1	21.74	770	21.41

$15.00 — $23.00	741,593	7.7	$16.77	99,504	$16.26

(b)   Quebecor stock option plan:

        In addition, shares have been set aside for officers, senior employees and other key employees of Quebecor Inc. ("Quebecor", the Company's ultimate parent) or its subsidiaries, under a stock option plan (the "Quebecor Plan") established by Quebecor. Each option may be exercised within a maximum period of ten years following the date of grant. As at December 31, 2004, 15,000 options have been issued under the Quebecor Plan to employees of the Company at an exercise price of $27.64, which expire in 2012. The options issued vest equally over four years with the first 25% vesting on the second anniversary of the date of grant. As at December 31, 2004, 7,500 of the options have vested.

        For the year ended December 31, 2004, compensation expense of $4,114 (2002 — nil; 2003 — $1,887) has been recorded by the Company in its wages and employee benefits expense for options issued to its employees under the Quebecor Media Plan or the Quebecor Plan, as the exercise price of the options was lower than the fair market value of the shares at that date.

14.    COMMITMENTS AND CONTINGENCIES

(a)   Leases and Commitments

        The Company rents premises and equipment under operating leases, which expire at various dates up to 2015. The 2004 rental expense for these operating leases was $6,808 (2002 — $6,841; 2003 — $7,293). The Company has also entered into long-term commitments to purchase services and capital equipment over periods which expire at various dates up to 2009. Minimum payments under these arrangements for each of the next five years and thereafter are as follows:

Year Ending December	Leases	Other Commitments
2005	$5,894	$6,671
2006	4,791	2,121
2007	4,149	1,588
2008	3,328	552
2009	2,510	217
Thereafter	5,769	—

	$26,441	$11,149

(b)   Newsprint

        Newsprint represents a significant input and component of operating costs for the Company. The Company uses one newsprint manufacturer to supply its requirements, and has entered into a long-term agreement with this supplier expiring December 31, 2005. The terms of the agreement provide the Company with an ongoing discount to market prices, and require Sun Media to purchase an annual minimum of 125,000 tonnes of newsprint from the supplier.

(c)   Management Fee

        In 2002, the Company began paying an annual management fee to Quebecor Media for services rendered to the Company pursuant to a five-year management services agreement. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. The agreement provides for an annual management fee of $6,600 in respect of 2004 (2002 — $5,100; 2003 — $5,400) and amounts to be agreed upon for the years 2005 and 2006. In addition, Quebecor Media is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. The agreement also provides that in no event may the fees and reimbursements paid to Quebecor Media for any given year exceed 1.5% of the Company's consolidated revenues for such year.

(d)   Legal Actions

        A number of legal actions against the Company are outstanding. In the opinion of management the outcome of these legal actions will not have a material adverse effect on the Company's results of operations or its financial position.

15.    FINANCIAL INSTRUMENTS

(a)   Credit Risk

        The Company does not have a significant exposure to any individual customer or counter-party. The Company is exposed to credit risk in the event of non-performance by counter-parties in connection with its foreign currency interest rate swap agreements. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with major Canadian and U.S. financial institutions and, accordingly, does not anticipate loss for non-performance.

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

Cross-currency interest rate swaps:

As at December 31, 2004

	Period covered	Annual interest rate on US$ amount	Notional amount		Exchange rate on interest and principal payments (Cdn$ per US$1.00)	Cdn$ equivalent of notional amount	Annual effective interest rate on Cdn$ equivalent
Senior Notes	2003 - 2008	7.625%	US$	155,000	1.5227	$236,019	8.17%
Senior Notes	2008 - 2013	7.625%	US$	155,000	1.5227	$236,019	Bankers' acceptances 3 months +3.696%
Senior Notes	2003 - 2013	7.625%	US$	50,000	1.5227	$76,135	Bankers' acceptances 3 months +3.696%
Term loan B credit facility	2003 - 2009	LIBOR +2.00%	US$	200,975	1.5175	$304,980	Bankers' acceptances 3 months +2.477%

        The cross-currency interest rate swaps related to the Senior Notes include an option that allows each party to unwind the transaction on February 15, 2008, at the then-market value.

(c)   Fair Values

        Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

        The carrying value and estimated fair value of the Company's debt and financial instruments, as at December 31, are as follows:

	2003
	Carrying Amount	Fair Value
Credit Facility	$287,988	$287,988
Senior Notes	263,699	286,778
Cross-currency interest rate swap agreements	89,705	122,751

	$641,392	$697,517

	2004
	Carrying Amount	Fair Value
Credit Facility	$241,572	$241,572
Senior Notes	242,752	266,123
Cross-currency interest rate swap agreements	147,416	169,788

	$631,740	$677,483

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

16.    RELATED PARTY TRANSACTIONS

        The Company has earned revenue for advertising and other services, and incurred expenses for purchases and services, at prices and conditions prevailing on the market, with related companies under common control in the normal course of operations as follows:

	2003	2004
Revenue	$7,209	$10,933
Accounts receivable	1,100	1,793
Purchases	14,534	20,179
Accounts payable	6,245	12,320

        During fiscal 2004, the Company paid dividends of $135,115 (2002 — $70,945; 2003 — $411,239) to its parent, Quebecor Media (note 13). Furthermore, the Company earned dividend income from Quebecor Media of $147,462 (2002 — $203,168; 2003 — $224,589) during fiscal 2004, of which $67,151 (2003 — $90,935) was unpaid at December 31, 2004 (note 7). During fiscal 2004, the Company also incurred interest expense of $143,333 (2002 — $197,479; 2003 — $218,301) payable to Quebecor Media relating to the convertible obligations (note 12). At December 31, 2004, the interest expense payable to Quebecor Media was $65,270 (2003 — $88,389).

        In 2002, the Company began paying a management fee to Quebecor Media for services rendered to the Company pursuant to a five-year management services agreement (note 14(c)). For the year ended December 31, 2004, the management fee amounted to $6,600 (2002 — $5,100; 2003 — $5,400) and is reflected in other operating expenses. As at December 31, 2004, there was no outstanding balance relating to the fees (2003 — $nil).

17.    PENSION PLANS AND POST-RETIREMENT BENEFITS

        The Company maintains various flat-benefit plans and various final-pay plans with an indexation feature from 0% to 2%. Also, the Company's policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company's numerous pension plans were performed at different dates in the last three years and required valuations will be performed at various dates over the next three years.

        The Company provides post-retirement benefits to eligible employees. The costs of these benefits, which are principally health care, are accounted for during the employee's active service period.

        The following tables give a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets for the years ended December 31, 2003 and 2004, and a statement of the funded status as at those dates.

(a)   Change in Benefit Obligations

	Pension Benefits		Post-retirement Benefits
	2003	2004	2003	2004
Benefit obligations at beginning of year	$198,950	$226,833	$19,612	$21,626
Service cost	4,289	6,208	1,002	1,142
Interest cost	13,713	14,615	1,351	1,398
Plan participants' contributions	3,907	3,593	—	—
Plan amendments	896	270	—	—
Actuarial loss (gain)	12,608	(2,221)	625	2,416
Benefits and settlements paid	(7,530)	(6,032)	(964)	(773)

Benefit obligation at end of year	$226,833	$243,266	$21,626	$25,809

(b)   Change in Plan Assets

	Pension Benefits		Post-retirement Benefits
	2003	2004	2003	2004
Fair value of plan assets at beginning of year	$159,255	$195,871	$—	$—
Actual return on plan assets	31,076	18,045	—	—
Employer contributions	9,163	11,914	—	—
Plan participants' contributions	3,907	3,593	—	—
Benefits and settlements paid	(7,530)	(6,032)	—	—

Fair value of plan assets at end of year	$195,871	$223,391	$—	$—

        The plan assets are comprised of:

	2003	2004
Equity securities	49.5%	50.3%
Debt securities	50.2%	49.3%
Other	0.3%	0.4%

	100.0%	100.0%

        As at December 31, 2004, plan assets included shares of the Quebecor Inc., representing an amount of $901 ($724 as at December 31, 2003).

Reconciliation of Funded Status

	Pension Benefits		Post-retirement Benefits
	2003	2004	2003	2004
Excess of benefit obligations over fair value of plan assets at end of year	$(30,962)	$(19,875)	$(21,626)	$(25,809)
Unrecognized actuarial loss (gain)	21,340	15,422	4,498	6,849
Unrecognized prior service cost	8,215	7,779	(1,541)	(1,255)
Valuation allowance	(7,614)	(8,337)	—	—

Net amount recognized	$(9,021)	$(5,011)	$(18,669)	$(20,215)

        Included in the above benefit obligations and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension Benefits		Post-retirement Benefits
	2003	2004	2003	2004
Benefit obligations	$(167,733)	$(109,195)	$(21,626)	$(25,809)
Fair value of plan assets	133,426	81,924	—	—

Funded status — plan deficit	$(34,307)	$(27,271)	$(21,626)	$(25,809)

        Amounts recognized in the consolidated balance sheets are as follows:

	Pension Benefits		Post-retirement Benefits
	2003	2004	2003	2004
Accrued benefit liability	$(10,316)	$(5,011)	$(18,669)	$(20,215)
Prepaid benefit costs	1,295	—	—	—

Net amount recognized	$(9,021)	$(5,011)	$(18,669)	$(20,215)

Components of the net benefit costs are as follows:

	Pension Benefits			Post-retirement Benefits
	2002	2003	2004	2002	2003	2004
Service cost	$5,060	$4,289	$6,208	$934	$1,002	$1,142
Interest cost	12,491	13,713	14,615	1,033	1,351	1,398
Actual (return) loss on plan assets	13,412	(31,076)	(18,045)	—	—	—
Current actuarial loss (gain)	2,657	12,607	(2,221)	3,463	625	2,416
Current prior service costs (benefits)	4,403	896	270	—	—	—

Elements of net benefit costs, before adjustments to recognize the long-term nature of benefit costs and valuation allowance	38,023	429	827	5,430	2,978	4,956

Difference between actual and expected return on plan assets	(27,183)	18,547	2,502	—	—	—
Deferral of actuarial loss (gain) on accrued benefit obligation	(2,657)	(12,607)	2,221	(3,463)	(625)	(2,416)
Deferral of past service costs	(4,403)	(896)	(270)	—	—	—
Amortization of net actuarial loss (gain)	(3)	665	1,195	—	152	65
Amortization of past service costs	624	684	706	(286)	(286)	(286)

Total adjustments to recognize the long-term nature of benefit costs	(33,622)	6,393	6,354	(3,749)	(759)	(2,637)

Change in valuation allowance	671	(75)	723	—	—	—

Net benefit costs	$5,072	$6,747	$7,904	$1,681	$2,219	$2,319

        The expense related to defined contribution pension plans amounts to $3,459 in 2004 (2002 — $3,487; 2003 — $2,987).

        Also the total cash amount paid or payable for employee future benefits for all plans is $16,144 for the year ended December 31, 2004 (2002 — $8,714; 2003 — $12,147).

        The weighted average rates used in the measurement of the Company's benefit obligations are as follows:

	Pension Benefits			Post-retirement Benefits
	2002	2003	2004	2002	2003	2004
Discount rate	6.75%	6.25%	6.00%	6.75%	6.25%	6.00%
Expected return on plan assets	7.75%	7.75%	7.75%	—	—	—
Rate of compensation increase	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

        Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligations was 8.2%. The cost, as per an estimate, is expected to decrease gradually for the next eight years to 5.0% and remain at that level thereafter. A one-percentage point change in the assumed health care cost trend would have the following effects:

	Post-retirement Benefits
Sensitivity analysis	1% increase	1% decrease
Effect on service and interest costs	$525	$(397)
Effect on benefit obligation	$5,298	$(4,064)

18.    GUARANTEES

(i)    Operating Leases

        The Company has guaranteed a portion of the residual values of certain leased assets under operating leases with expiry dates between 2005 and 2009, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the expected fair value as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. As at December 31, 2004, the maximum exposure to the Company in respect of these guarantees was $2,090. The Company has not recorded a liability associated with these guarantees, as it is unable to estimate potential payments pertaining to the guarantees of these leases. Historically, payments of this nature have not been significant.

(ii)   Business and Asset Disposals

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

(iii) Senior Notes

        Under the terms of its Senior Notes (note 10(b)), the Company has agreed to indemnify its lenders for the amount of changes in withholding tax laws which would reduce the amount of proceeds receivable by the noteholder per the terms of the Senior Notes. These indemnifications extend for the term of the Senior Notes and do not provide any limit on the maximum potential liability. Any amounts payable under the indemnity would increase the future effective cost of borrowing.

        Due to the nature of the indemnification agreement, the Company is unable to estimate the maximum potential liability it could be required to pay to noteholders. Accordingly, no amount has been accrued in the consolidated financial statements with respect to the agreement.

(iv)  Other Indemnification Agreements

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

19.    SEGMENTED INFORMATION

        Management has reviewed the requirements of CICA Handbook 1701 "Segment Disclosures", and determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that the Company's newspaper divisions exhibit similar economic characteristics, with similar products, production processes, and classes of customers.

20.    MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES

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

Consolidated Statements of Income

	2002	2003	2004
	(restated — note 1(ii))	(restated — note 1(ii))
Net income for the year per Canadian GAAP	$180,741	$189,690	$156,745
Adjustments:
Pension and post-retirement benefits (i)	(955)	(393)	4,601
Derivative financial instruments (iii)	1,693	(5,565)	6,812
Income taxes (v)	(213)	2,040	(3,824)

Net income for the year per U.S. GAAP	$181,266	$185,772	$164,334

Net income is comprised of:
Income from continuing operations	$179,260	$182,289	$164,334
Income from discontinued operations	2,006	3,483	—

	$181,266	$185,772	$164,334

Consolidated Statements of Comprehensive Income (iv)

	2002	2003	2004
Comprehensive income:
Net income as adjusted per U.S. GAAP	$181,266	$185,772	$164,334
Pension and post-retirement benefits (i)	(6,189)	(170)	(2,844)
Derivative financial instruments (iii)	11,875	(15,258)	(2,247)
Foreign currency translation adjustment	(95)	(182)	—
Income taxes (v)	(447)	3,434	1,678

Comprehensive income per U.S. GAAP	$186,410	$173,596	$160,921

Accumulated other comprehensive income

	2002	2003	2004
Cumulative adjustments:
Pension and post-retirement benefits	$(6,189)	$(6,359)	$(9,203)
Derivative financial instruments	15,104	(154)	(2,401)
Foreign currency translation adjustment	182	—	—
Income taxes	(1,157)	2,277	3,955

Accumulated other comprehensive income per U.S. GAAP	$7,940	$(4,236)	$(7,649)

Consolidated Shareholder's Equity

	2002	2003	2004
	(restated — note 1(ii))	(restated — note 1(ii))
Shareholder's Equity per Canadian GAAP	$555,991	$334,260	$357,149
Cumulative adjustments:
Pension and post-retirement benefits (i)	(6,852)	(7,415)	(5,658)
Restructuring charges (ii)	(6,981)	(6,981)	(6,981)
Derivative instruments (iii)	14,984	(5,839)	(1,274)
Income taxes (v)	1,311	6,785	4,639

Shareholder's Equity per U.S. GAAP	$558,453	$320,810	$347,875

Consolidated Statements of Cash Flows

        The disclosure of a subtotal of the amount of cash provided by operating activities before changes in non-cash operating working capital items in the Consolidated Statement of Cash Flows is allowed under Canadian GAAP while it is not allowed under U.S. GAAP.

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

        In addition, under Canadian GAAP, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess, if any, of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets.

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

        The Company enters into cross currency and interest rate agreements to hedge its long-term debt. Each of the Company's hedging relationships is formally documented and subject to an effectiveness test at the beginning of the relationship and subsequently on a quarterly basis for reasonable assurance that they are and will continue to be effective.

        Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended ("FAS 133"). FAS 133 establishes accounting and reporting standards for financial instruments and hedging activities and requires that all financial instruments be recorded at fair value on the Consolidated Balance Sheet.

        For derivative financial instruments that are determined to be effective and which qualify as cash flow hedges, changes in the derivative financial instrument's fair values are deferred and recorded as a component of "Accumulated Other Comprehensive Income" until the underlying hedged transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from "Accumulated Other Comprehensive Income" to the Consolidated Statement of Income on the same line as the underlying hedged transaction. The ineffective portion of a derivative financial instrument's change in fair value is recognized immediately in earnings.

        For derivative financial instruments that are determined to be effective and which qualify as fair value hedges, changes in the derivative financial instrument's fair values are offset in the Consolidated Statement of Income against the changes in the fair value of the hedged asset or liability due to the hedged risks.

        During the year ended December 31, 2004, the Company recorded a credit to earnings of $7,852 (2003 — $5,184), after taxes of $3,369 (2003 — $2,670) relating to the fair value hedges on the Credit Facility, and a charge to earnings of $3,542 (2003 — $8,936), after taxes of $1,160 (2003 — $4,603) relating to the fair value hedges on the Senior Notes. Also during the year, the Company recorded a charge to other comprehensive income of $1,093 (2003 — $101), after taxes of $538 (2003 — $53) relating to the cash flow hedges on the Senior Notes.

        Under GAAP in Canada, derivative financial instruments that are determined to be effective are accounted for on an accrual basis, with gains or losses deferred and recorded in income on the same basis as the underlying hedged item.

(iv)  Comprehensive Income

        Comprehensive income is measured in accordance with FAS No. 130, "Reporting Comprehensive Income". This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder's equity and the accrued benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets, the net gain or loss on derivative instruments designated as cash flow hedges, and translation adjustments on foreign operations, net of taxes.

(v)   Income Taxes

        This adjustment represents the tax impact of the U.S. GAAP adjustments. Furthermore, under Canadian GAAP, income tax assets and liabilities are measured using substantively enacted rates. Under U.S. GAAP, income tax assets and liabilities are measured using enacted rates.

(vi)  Concentrations in the Available Sources of Newsprint Supply

        Newsprint represents a significant input and component of operating costs for the Company. Almost all of the newsprint tonnage used in 2004 was purchased from one main supplier.

(vii) Accrued Liabilities

        Under U.S. GAAP, items which comprise more than 5% of total current liabilities must be disclosed separately. Included in accrued liabilities at December 31, 2004 is accrued vacation pay of $19,934 (2003 — $18,764), salary and other compensation accruals of $18,399 (2003 — $17,434), and accrued interest expense of $11,860 (2003 — $12,133).

(viii) Expenses

        Included in other operating expenses are advertising costs of $16,522 (2002 — $17,976; 2003 — $17,375) and circulation costs, which include distribution and subscription acquisition costs, of $72,446 (2002 — $63,521; 2003 — $66,107).

(ix)  Guaranteed Debt

        The consolidating information below has been presented in accordance with the requirements of the Securities and Exchange Commission.

        The Company's Senior Notes are guaranteed by specific subsidiaries of the Company (the "Subsidiary Guarantors"). The accompanying condensed consolidating financial information as at December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 has been prepared in accordance with U.S. GAAP, which includes push-down accounting adjustments arising from a previous acquisition on January 7, 1999. The information under the column headed "Combined Guarantors" is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed "Sun Media". Each Subsidiary Guarantor is wholly-owned by the Company. The non-guarantor subsidiaries, which are individually and in aggregate minor subsidiaries, have been included in the column headed "Sun Media". All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law). The other U.S. GAAP adjusting entries already described above have been reflected in the appropriate column.

CONSOLIDATING BALANCE SHEET

As at December 31, 2002

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$817	$50,229	$—	$51,046
Short-term investments	—	74,419	—	74,419
Accounts receivable	70,237	46,804	—	117,041
Dividend income receivable from Quebecor Media Inc.	63,288	32,483	—	95,771
Income and other taxes receivable	7,021	9,171	—	16,192
Due from parent/guarantor subsidiaries	45,778	—	(45,778)	—
Inventories	6,936	3,564	—	10,500
Prepaid expenses and other assets	4,853	2,178	—	7,031

TOTAL CURRENT ASSETS	198,930	218,848	(45,778)	372,000
INVESTMENT IN AFFILIATED COMPANY	1,100,000	850,000	—	1,950,000
INVESTMENTS IN GUARANTOR SUBSIDIARIES	1,496,989	—	(1,496,989)	—
PROPERTY, PLANT AND EQUIPMENT	103,089	105,341	—	208,430
GOODWILL	362,372	384,281	—	746,653
FUTURE INCOME TAXES	1,303	35,227	—	36,530
OTHER ASSETS	71,998	(223)	—	71,775

TOTAL ASSETS	$3,334,681	$1,593,474	$(1,542,767)	$3,385,388

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$83,705	$34,591	$—	$118,296
Due to parent/guarantor subsidiaries	—	45,778	(45,778)	—
Interest expense payable to Quebecor Media Inc.	93,089	—	—	93,089
Deferred subscription revenue	10,496	5,946	—	16,442
Current portion of long-term debt	60,000	—	—	60,000

TOTAL CURRENT LIABILITIES	247,290	86,315	(45,778)	287,827
LONG-TERM DEBT	496,782	—	—	496,782
FUTURE INCOME TAXES	38,686	8,305	—	46,991
OTHER LIABILITIES	41,596	1,901	—	43,497
NON-CONTROLLING INTEREST	1,838	—	—	1,838
CONVERTIBLE OBLIGATIONS	1,950,000	850,000	(850,000)	1,950,000

TOTAL LIABILITIES	2,776,192	946,521	(895,778)	2,826,935
SHAREHOLDER'S EQUITY
Capital stock	301,801	489,241	(489,241)	301,801
Retained earnings	248,712	155,997	(155,997)	248,712
Contributed surplus	—	1,751	(1,751)	—
Other comprehensive income	7,976	(36)	—	7,940

TOTAL SHAREHOLDER'S EQUITY	558,489	646,953	(646,989)	558,453

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$3,334,681	$1,593,474	$(1,542,767)	$3,385,388

CONSOLIDATING STATEMENT OF INCOME

For the year ended December 31, 2002

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
REVENUES	$545,309	$289,902	$(3,639)	$831,572
OPERATING EXPENSES
Wages and employee benefits	199,657	108,750	—	308,407
Newsprint	61,842	38,396	—	100,238
Other operating expenses	139,632	68,444	(3,639)	204,437

	401,131	215,590	(3,639)	613,082

OPERATING INCOME BEFORE THE UNDERNOTED	144,178	74,312	—	218,490
Financial expenses	(33,591)	1,791	—	(31,800)
Dividend income	137,123	66,045	—	203,168
Interest on convertible obligations	(132,755)	(64,724)	—	(197,479)
Depreciation and amortization	(15,169)	(11,361)	—	(26,530)
Restructuring costs	(1,427)	(768)	—	(2,195)

INCOME BEFORE TAXES, EQUITY EARNINGS OF COMBINED GUARANTORS AND NON-CONTROLLING INTEREST	98,359	65,295	—	163,654
Income tax expense (recovery)	(16,568)	(156)	—	(16,724)
Equity earnings of combined guarantors	(67,457)	—	67,457	—
Non-controlling interest	1,118	—	—	1,118

INCOME FROM CONTINUING OPERATIONS	$181,266	$65,451	$(67,457)	$179,260
DISCONTINUED OPERATIONS	—	2,006	—	2,006

NET INCOME	$181,266	$67,457	$(67,457)	$181,266

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

For the year ended December 31, 2002

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
RETAINED EARNINGS, BEGINNING OF YEAR	$138,621	$105,407	$(105,407)	$138,621
Net income	181,266	67,457	(67,457)	181,266
Dividends on common stock	(70,945)	(13,000)	13,000	(70,945)
Distribution to Quebecor Media	(230)	—	—	(230)
Accumulated deficit on transfer of affiliated company	—	(3,867)	3,867	—

RETAINED EARNINGS, END OF YEAR	$248,712	$155,997	$(155,997)	$248,712

CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended December 31, 2002

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS:
OPERATING
Net income	$181,266	$67,457	$(67,457)	$181,266
Discontinued operations	—	(2,006)	—	(2,006)

Income from continuing operations	181,266	65,451	(67,457)	179,260
Items not involving cash:
Depreciation and amortization	15,169	11,361	—	26,530
Future income taxes	(1,465)	6,428	—	4,963
Non-controlling interest	1,118	—	—	1,118
Equity earnings of combined guarantors	(67,457)	—	67,457	—
Other	316	(791)	—	(475)
Changes in non-cash operating working capital	(27,371)	18,472	—	(8,899)

	101,576	100,921	—	202,497
FINANCING
Issuance of convertible obligation	—	350,000	—	350,000
Dividends on capital stock	(70,945)	(13,000)	13,000	(70,945)
Repayment of loans	(39,085)	—	—	(39,085)
Loans	1,844	—	—	1,844
Other	(1,186)	—	—	(1,186)

	(109,372)	337,000	13,000	240,628
INVESTING
Investment in preferred shares of affiliated company	—	(350,000)	—	(350,000)
Business acquisitions	(756)	—	—	(756)
Business dispositions	—	925	—	925
Increase in short-term investments	—	(74,419)	—	(74,419)
Additions to property, plant and equipment	(7,024)	(2,896)	—	(9,920)
Proceeds from disposal of property, plant and equipment	29	2,229	—	2,258
Dividends received from combined guarantors	13,000	—	(13,000)	—

	5,249	(424,161)	(13,000)	(431,912)
Increase (decrease) in cash and cash equivalents	(2,547)	13,760	—	11,213
Increase (decrease) in cash and cash equivalents from discontinued operations	—	665	—	665
Cash and cash equivalents — beginning of year	3,364	35,804	—	39,168

Cash and cash equivalents — end of year	$817	$50,229	$—	$51,046

CONSOLIDATING BALANCE SHEET

As at December 31, 2003

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,133	$25,155	$—	$29,288
Short-term investments	1,523	14,857	—	16,380
Accounts receivable	72,267	47,674	—	119,941
Dividend income receivable from Quebecor Media Inc.	62,911	28,024	—	90,935
Due from parent/guarantor subsidiaries	28,742	163,672	(192,414)	—
Income and other taxes receivable	—	7,089	(1,348)	5,741
Inventories	6,357	3,183	—	9,540
Prepaid expenses	2,526	2,178	—	4,704
Future income taxes	2,777	4,624	—	7,401

TOTAL CURRENT ASSETS	181,236	296,456	(193,762)	283,930
INVESTMENT IN AFFILIATED COMPANY	1,100,000	490,000	—	1,590,000
INVESTMENTS IN GUARANTOR SUBSIDIARIES	1,231,535	—	(1,231,535)	—
PROPERTY, PLANT AND EQUIPMENT	98,152	93,087	—	191,239
GOODWILL	362,233	397,604	—	759,837
FUTURE INCOME TAXES	1,080	28,659	—	29,739
OTHER ASSETS	9,409	14,738	—	24,147

TOTAL ASSETS	$2,983,645	$1,320,544	$(1,425,297)	$2,878,892

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$98,500	$39,388	$—	$137,888
Due to parent/guarantor subsidiaries	163,672	28,742	(192,414)	—
Interest expense payable to Quebecor Media Inc.	88,389	27,464	—	88,389
Income and other taxes	1,348	—	(1,348)	—
Deferred subscription revenue	10,694	6,080	—	16,774
Current portion of long-term debt	3,007	—	—	3,007
TOTAL CURRENT LIABILITIES	365,610	74,210	(193,762)	246,058
LONG-TERM DEBT	526,639	—		526,639
FUTURE INCOME TAXES	24,400	12,904	—	37,304
OTHER LIABILITIES	154,484	1,895	—	156,379
NON-CONTROLLING INTEREST	1,702	—	—	1,702
CONVERTIBLE OBLIGATION	1,590,000	490,000	(490,000)	1,590,000

TOTAL LIABILITIES	2,662,835	579,009	(683,762)	2,558,082
SHAREHOLDER'S EQUITY
Capital stock	301,801	503,450	(503,450)	301,801
Retained earnings	23,245	238,085	(238,085)	23,245
Other comprehensive income	(4,236)	—	—	(4,236)

TOTAL SHAREHOLDER'S EQUITY	320,810	741,535	(741,535)	320,810

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$2,983,645	$1,320,544	$(1,425,297)	$2,878,892

CONSOLIDATING STATEMENT OF INCOME

For the year ended December 31, 2003

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
REVENUES	$557,518	$295,721	$(7,317)	$845,922
OPERATING EXPENSES
Wages and employee benefits	207,628	109,844	—	317,472
Newsprint	60,574	40,184	—	100,758
Other operating expenses	140,794	69,854	(7,317)	203,331

	408,996	219,882	(7,317)	621,561

OPERATING INCOME BEFORE THE UNDERNOTED	148,522	75,839	—	224,361
Financial expenses	(53,282)	3,647	—	(49,635)
Dividend income	137,123	87,466	—	224,589
Interest on convertible obligations	(132,585)	(85,716)	—	(218,301)
Depreciation and amortization	(16,154)	(11,428)	—	(27,582)
Gain on refinancing of long-term debt	7,583	—	—	7,583

INCOME BEFORE INCOME TAXES, EQUITY EARNINGS OF COMBINED GUARANTORS AND NON-CONTROLLING INTEREST	91,207	69,808	—	161,015
Income tax expense (recovery)	(16,039)	(6,267)	—	(22,306)
Equity earnings of combined guarantors	(79,558)	—	79,558	—
Non-controlling interest	1,032	—	—	1,032

INCOME FROM CONTINUING OPERATIONS	185,772	76,075	(79,558)	182,289
DISCONTINUED OPERATIONS	—	3,483	—	3,483

NET INCOME	$185,772	$79,558	$(79,558)	$185,772

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

For the year ended December 31, 2003

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
RETAINED EARNINGS, BEGINNING OF YEAR	$248,712	$155,997	$(155,997)	$248,712
Net income	185,772	79,558	(79,558)	185,772
Dividends on common stock	(411,239)	—	—	(411,239)
Liquidation of guarantor	—	2,530	(2,530)	—

RETAINED EARNINGS, END OF YEAR	$23,245	$238,085	$(238,085)	$23,245

CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended December 31, 2003

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS:
OPERATING
Net income	$185,772	$79,558	$(79,558)	$185,772
Discontinued operations	—	(3,483)	—	(3,483)

Income from continuing operations	185,772	76,075	(79,558)	182,289
Items not involving cash:
Depreciation and amortization	16,154	11,428	—	27,582
Future income taxes	(10,887)	(568)	—	(11,455)
Non-controlling interest	1,032	—	—	1,032
Equity earnings of combined guarantors	(79,558)	—	79,558	—
Gain on refinancing of long-term debt	(7,583)	—	—	(7,583)
Other	10,248	28	—	10,276
Changes in non-cash operating working capital	194,912	(172,008)	—	22,904

	310,090	(85,045)	—	225,045
FINANCING
Redemption of convertible obligation	—	(360,000)	—	(360,000)
Dividends on capital stock	(411,239)	—	—	(411,239)
Repayment of loans	(14,758)	—	—	(14,758)
Payment of financing fees	(11,750)	—	—	(11,750)
Proceeds on refinancing (net of note discount)	655,829	—	—	655,829
Repayment of senior subordinated notes and senior credit facility	(496,881)	—	—	(496,881)
Loans	958	—	—	958
Distributions to parent company	—	(19,193)	19,193	—
Other	(1,168)	—	—	(1,168)

	(279,009)	(379,193)	19,193	(639,009)
INVESTING
Business acquisitions	(34,182)	—	—	(34,182)
Business dispositions	—	22,359	—	22,359
Disposal of preferred shares of affiliated company	—	360,000	—	360,000
(Increase) decrease in short-term investments	(1,523)	59,562	—	58,039
Additions to fixed assets	(11,269)	(3,040)	—	(14,309)
Proceeds from disposal of property, plant and equipment	16	329	—	345
Distributions received from combined guarantors	19,193	—	(19,193)	—

	(27,765)	439,210	(19,193)	392,252
Increase (decrease) in cash and cash equivalents	3,316	(25,028)	—	(21,712)
Increase (decrease) in cash and cash equivalents from discontinued operations	—	(46)	—	(46)
Cash and cash equivalents — beginning of year	817	50,229	—	51,046

Cash and cash equivalents — end of year	$4,133	$25,155	$—	$29,288

CONSOLIDATING BALANCE SHEET

As at December 31, 2004

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,056	$29,538	$—	$33,594
Accounts receivable	76,378	47,198	—	123,576
Dividend income receivable from Quebecor Media Inc.	38,288	28,863	—	67,151
Due from parent/guarantor subsidiaries	28,285	250,345	(278,630)	—
Inventories	8,113	3,586	—	11,699
Prepaid expenses	3,109	1,800	—	4,909
Future income taxes	3,417	2,280	—	5,697

TOTAL CURRENT ASSETS	161,646	363,610	(278,630)	246,626
INVESTMENT IN AFFILIATED COMPANY	650,000	490,000	—	1,140,000
INVESTMENTS IN GUARANTOR SUBSIDIARIES	1,302,850	—	(1,302,850)	—
INVESTMENT IN TORONTO 1	11,528	—	—	11,528
PROPERTY, PLANT AND EQUIPMENT	98,046	88,346	—	186,392
GOODWILL	362,233	397,967	—	760,200
FUTURE INCOME TAXES	944	28,788	—	29,732
OTHER ASSETS	13,858	8,705	—	22,563

TOTAL ASSETS	$2,601,105	$1,377,416	$(1,581,480)	$2,397,041

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$94,698	$27,529	$—	$122,227
Due to parent/guarantor subsidiaries	250,344	28,286	(278,630)	—
Interest expense payable to Quebecor Media Inc.	65,270	—	—	65,270
Income and other taxes payable	9,195	(2,429)	—	6,766
Deferred subscription revenue	12,559	6,248	—	18,807
Current portion of long-term debt	2,765	—	—	2,765

TOTAL CURRENT LIABILITIES	434,831	59,634	(278,630)	215,835
LONG-TERM DEBT	452,421	—	—	452,421
FUTURE INCOME TAXES	25,509	13,303	—	38,812
OTHER LIABILITIES	198,500	1,629	—	200,129
NON-CONTROLLING INTEREST	1,969	—	—	1,969
CONVERTIBLE OBLIGATION	1,140,000	490,000	(490,000)	1,140,000

TOTAL LIABILITIES	2,253,230	564,566	(768,630)	2,049,166
SHAREHOLDER'S EQUITY
Capital stock	301,801	492,366	(492,366)	301,801
Retained earnings	53,723	318,733	(318,733)	53,723
Contributed surplus	—	1,751	(1,751)	—
Other comprehensive income	(7,649)	—	—	(7,649)

TOTAL SHAREHOLDER'S EQUITY	347,875	812,850	(812,850)	347,875

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$2,601,105	$1,377,416	$(1,581,480)	$2,397,041

CONSOLIDATING STATEMENT OF INCOME

For the year ended December 31, 2004

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
REVENUES	$581,640	$314,596	$(8,087)	$888,149
OPERATING EXPENSES
Wages and employee benefits	217,163	116,341	—	333,504
Newsprint	64,376	40,322	—	104,698
Other operating expenses	151,510	74,078	(8,087)	217,501

	433,049	230,741	(8,087)	655,703

OPERATING INCOME BEFORE THE UNDERNOTED	148,591	83,855	—	232,446
Financial expenses	50,799	(6,473)	—	44,326
Dividend income	(85,205)	(62,257)	—	(147,462)
Interest on convertible obligations	82,321	61,012	—	143,333
Depreciation and amortization	14,672	11,366	—	26,038
Gain on disposition of CP24	(8,000)	—	—	(8,000)

INCOME BEFORE INCOME TAXES, EQUITY EARNINGS OF COMBINED GUARANTORS AND NON-CONTROLLING INTEREST	94,004	80,207	—	174,211
Income tax expense (recovery)	2,120	6,269	—	8,389
Equity earnings of combined guarantors	(73,938)	—	(73,938)	—
Equity loss on investment in Toronto 1	147	—	—	147
Non-controlling interest	1,341	—	—	1,341

INCOME FROM CONTINUING OPERATIONS	164,334	73,938	(73,938)	164,334
DISCONTINUED OPERATIONS	—	—	—	—

NET INCOME	$164,334	$73,938	$(73,938)	$164,334

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

For the year ended December 31, 2004

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
RETAINED EARNINGS, BEGINNING OF YEAR	$23,245	$238,085	$(238,085)	$23,245
Net income	164,334	73,938	(73,938)	164,334
Dividends on common stock	(135,115)	6,710	(6,710)	(135,115)
Recognition of prior year losses on related party transaction	1,259	—	—	1,259
Liquidation of guarantor	—	—	—	—

RETAINED EARNINGS, END OF YEAR	$53,723	$318,733	$(318,733)	$53,723

CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended December 31, 2004

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS:
OPERATING
Net income	$164,334	$73,938	$(73,938)	$164,334
Discontinued operations	—	—	—	—

Income from continuing operations	164,334	73,938	(73,938)	164,334
Items not involving cash:
Depreciation and amortization	14,672	11,366	—	26,038
Future income taxes	3,411	2,746	—	6,157
Non-controlling interest	1,341	—	—	1,341
Equity loss on Toronto 1	147	—	—	147
Equity earnings of combined guarantors	(73,938)	—	73,938	—
Gain on disposition of CP24	(8,000)	—	—	(8,000)
Other	4,407	(2,741)	—	1,666
Changes in non-cash operating working capital	72,667	(86,955)	—	(14,288)

	179,041	(1,646)	—	177,395
FINANCING
Redemption of convertible obligation	(450,000)	—	—	(450,000)
Dividends on capital stock	(135,115)	—	—	(135,115)
Repayment of loans	(29,288)	—	—	(29,288)
Distributions to parent company	—	(2,623)	2,623	—
Other	(1,274)	—	—	(1,274)

	(615,677)	(2,623)	2,623	(615,677)
INVESTING
Disposal of preferred shares of affiliated company	450,000	—	—	450,000
Business acquisitions	(3,675)	(417)	—	(4,092)
(Increase) decrease in short-term investments	1,523	14,857	—	16,380
Additions to property, plant and equipment	(12,700)	(6,120)	—	(18,820)
Proceeds from disposal of property, plant and equipment	296	332	—	628
Distributions received from combined guarantors	2,623	—	(2,623)	—
Other	(1,508)	—	—	(1,508)

	436,559	8,652	(2,623)	442,588
Increase (decrease) in cash and cash equivalents	(77)	4,383	—	4,306
Cash and cash equivalents — beginning of year	4,133	25,155	—	29,288

Cash and cash equivalents — end of year	$4,056	$29,538	$—	$33,594

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
Fiscal 2003 Compared to Fiscal 2002
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
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED BALANCE SHEETS