Form 20-F
period 2005-12-31
SUN MEDIA CORP
filed 2006-03-21
CIK 1036648

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 333-6690
SUN MEDIA CORPORATION / CORPORATION SUN MEDIA
(Exact name of Registrant as specified in its charter)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
333 King Street East, Toronto, Ontario, Canada M5A 3X5
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

None	None
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
7 5/8% Senior Notes due February 15, 2013
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
1,261,001 Class A Shares issued and outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes                      ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes                      ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes                      ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
 Large accelerated filer ☐                      Accelerated filer ☐                      Non-accelerated filer ☑
Indicate by check mark which financial statement item the registrant has elected to follow.
☑ Item 17                      ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes                      ☑ No

i

EXPLANATORY NOTES
     All references in this annual report to “Sun Media” or the “Company,” as well as use of the terms “we,” “us,” “our” or similar terms, are references to Sun Media Corporation, a company continued under the laws of British Columbia, and, unless the context otherwise requires, its subsidiaries and operating companies. All references in this annual report to “Quebecor Media” are references to Quebecor Media Inc., our indirect sole shareholder.
     Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2005.
FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements with respect to our financial condition, results of operations and business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competition within the newspaper industry and from other communications and advertising media and platforms;

•	cyclical and seasonal variations in the businesses of our local, regional or national advertisers and in our advertising revenue;

•	labor disputes or strikes;

•	changes in our ability to obtain raw materials critical to our operations, such as newsprint, in sufficient quantities and at reasonable prices;

•	exchange rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt; and

•	interest rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt, or that could impact our accounting estimates.
We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under the section “Risk Factors.” Each of these forward-looking statements speaks only as of the date of this annual report. We will not update these statements unless the securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission (“SEC”), as described under Item 10. “Additional Information — Documents on Display.”
INDUSTRY AND MARKET DATA
     Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and from industry publications, including reports from Canadian Newspaper Association, the Audit Bureau of Circulation, NADbank® Inc. and the Television Bureau of Canada. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Similarly, internal surveys and industry and market data, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of this information.
PRESENTATION OF FINANCIAL INFORMATION
     We present our consolidated financial statements in Canadian dollars. In this annual report, references to dollars, $, Canadian dollars or Cdn$ are to the currency of Canada, and references to U.S. dollars or US$ are to the currency of the United States.
     Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States, or U.S. GAAP, see note 18 to our audited consolidated financial statements.
     In order to assess our financial performance, one of the measures that we use is adjusted EBITDA, which is not calculated in accordance with Canadian GAAP or U.S. GAAP. We define adjusted EBITDA as net income before depreciation and amortization, financial expenses, dividend income, interest on convertible obligations, gains on disposition of investments, gains on refinancing of long-term debt, income taxes, equity losses, non-controlling interest and discontinued operations. Adjusted EBITDA is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends or distributions, reinvestment or other discretionary uses. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with U.S. or Canadian GAAP. Adjusted EBITDA is used in this annual report because we believe that adjusted EBITDA is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Our definition of adjusted EBITDA may not be identical to similarly titled measures reported by other companies. We provide the calculation of adjusted EBITDA (which we calculate from net income) in this annual report under Canadian GAAP and U.S. GAAP, and a reconciliation of adjusted EBITDA to net income and to cash provided by operating activities of continuing operations under Canadian GAAP and U.S. GAAP, in note 8 to the tables under “Item 3. Key Information — Selected Financial Data.”

EXCHANGE RATE INFORMATION
     We prepare our financial statements in Canadian dollars. The following table presents the average, high, low and end of period noon buying rates for the periods indicated, in the City of New York for cable transfers in foreign currencies, as published by the Federal Reserve Bank of New York, or the “noon buying rate”. Such rates are presented as U.S. dollars per $1.00 and are the inverse of rates published by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On March 15, 2006, the inverse of the noon buying rate was $1.00 equals US$0.8656. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate.

Year Ended	Average(1)	High	Low	Period End
December 31, 2001	0.6446	0.6697	0.6241	0.6279
December 31, 2002	0.6370	0.6619	0.6200	0.6329
December 31, 2003	0.7205	0.7738	0.6349	0.7738
December 31, 2004	0.7719	0.8493	0.7158	0.8310
December 31, 2005	0.8282	0.8690	0.7872	0.8579

Month Ended	Average(2)	High	Low	Period End
September 30, 2005	0.8492	0.8615	0.8418	0.8615
October 31, 2005	0.8493	0.8579	0.8413	0.8477
November 30, 2005	0.8464	0.8579	0.8361	0.8569
December 31, 2005	0.8610	0.8690	0.8521	0.8579
January 31, 2006	0.8642	0.8744	0.8528	0.8744
February 28, 2006	0.8704	0.8788	0.8638	0.8788
March 2006 (through March 15, 2006)	0.8704	0.8834	0.8609	0.8656

(1)	The average of the exchange rates on the last day of each month during the applicable year.

(2)	The average of the exchange rates for all days during the applicable month.

PART I
Item 1. Identity of Directors, Senior Management and Advisors
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
     A — Selected Financial Data
     The following table presents selected consolidated financial information for our business for each of the years 2001 through 2005. We derived the selected financial information from our consolidated financial statements. Our consolidated balance sheets as at December 31, 2004 and 2005 and our consolidated statements of income for each of the years ended December 31, 2003, 2004 and 2005 have been audited by KPMG LLP, an independent registered public accounting firm and are included in “Item 17. Financial Statements” of this annual report. KPMG LLP ’s report on our consolidated financial statements is included in this annual report. The consolidated financial information as at December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002 has been derived from our audited consolidated financial statements not included in this annual report. The information presented under the caption “Operating Data” below is not derived from our audited consolidated financial statements. All information contained in the following tables should be read in conjunction with our audited consolidated financial statements and the notes thereto and with “Item 5. Operating and Financial Review and Prospects.”
     Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 18 to our audited consolidated financial statements.

	Year ended December 31,
	2001	2002	2003	2004	2005
	(restated) (1)	(restated) (1)	(restated) (1)
	(dollars in thousands, except Adjusted EBITDA margin, ratio and operating data)
AMOUNTS UNDER CANADIAN GAAP
Statement of Income Data:

Revenues	$814,957	$831,572	$845,922	$888,149	$915,627
Operating expenses	617,086	612,127	621,168	660,304	693,452
Depreciation and amortization of intangible assets (2)	46,704	26,530	27,582	26,038	30,324
Restructuring charges (3)	17,800	2,195	—	—

Operating income	133,367	190,720	197,172	201,807	191,851
Financial expenses (4)	42,201	33,493	43,950	51,138	46,738
Dividend income	(95,342)	(203,168)	(224,589)	(147,462)	(152,628)
Interest on convertible obligations (1)	92,673	197,479	218,301	143,333	148,232
Income tax expense (recovery) (1) (5)	1,084	(16,937)	(20,266)	4,565	3,347
Income from continuing operations	91,783	178,735	186,207	156,745	141,927
Net income	$94,094	$180,741	$189,690	$156,745	$141,927

Balance Sheet Data (at period end):
Cash and cash equivalents	$39,168	$51,046	$29,288	$33,594	$22,820
Total assets (6)	2,898,046	3,335,892	2,885,597	2,413,931	2,539,852
Total debt (1)	2,154,512	2,465,147	2,141,687	1,624,324	1,748,560

	Year ended December 31,
	2001		2002		2003		2004		2005
	(restated) (1)		(restated) (1)		(restated) (1)
	(dollars in thousands, except Adjusted EBITDA margin, ratio and operating data)
Capital stock	301,801		301,801		301,801		301,801		301,801
Shareholder’s equity (7)	446,520		555,991		334,260		357,149		329,423

Other Financial Data:
Cash provided by operating activities of continuing operations	$139,563		$202,497		$225,045		$177,395		$181,383
Cash (used in) provided by financing activities of continuing operations	(18,165)		240,628		(639,009)		(615,677)		(32,580)
Cash (used in) provided by investing activities of continuing operations	(86,365)		(431,912)		392,252		442,588		(159,577)
Adjusted EBITDA (unaudited) (8)	197,871		219,445		224,754		227,845		222,175
Adjusted EBITDA margin (unaudited) (8)	24.3%		26.4%		26.6%		25.7%		24.3%
Capital expenditures	18,875		9,920		14,309		18,820		15,675
Ratio of earnings to fixed charges (unaudited) (9)	3.1	x	5.6	x	4.7	x	4.7	x	4.4	x

Operating Data (unaudited):
Monday to Friday paid circulation (10)	955,700		937,600		953,000		938,500		925,300
Saturday paid circulation (10)	973,900		1,004,300		1,002,900		947,900		929,200
Sunday paid circulation (10)	1,111,000		1,082,900		1,090,000		1,064,100		1,038,800
Paid daily publications (at period end)	15		15		17		17		17
Weekly publications (at period end)	172		175		171		167		167
Other publications (at period end)	19		18		18		18		22
Total publications (at period end)	206		208		206		202		206

AMOUNTS UNDER U.S. GAAP
Statement of Income Data:
Revenues	$814,957		$831,572		$845,922		$888,149		$915,627
Operating expenses	618,069		613,082		621,561		655,703		694,081
Depreciation and amortization of intangible assets (2)	46,580		26,530		27,582		26,038		30,355
Restructuring charges (3)	17,800		2,195		—		—		—

Operating income	132,508		189,765		196,779		206,408		191,191
Financial expenses (4)	44,014		31,800		49,635		44,326		38,512
Dividend income	(95,342)		(203,168)		(224,589)		(147,462)		(152,628)
Interest on convertible obligations (1)	92,673		197,479		218,301		143,333		148,232
Income taxes (recovery) expense (5)	(1,524)		16,724		22,306		8,389		(4,900)
Income from continuing operations	88,854		179,260		182,289		164,334		159,596
Net income	$90,982		$181,266		$185,772		$164,334		$159,596

Balance Sheet Data (at period end):
Cash and cash equivalents	$39,168		$51,046		$29,288		$33,594		$22,820
Total assets (6)	2,933,195		3,385,388		2,878,892		2,397,041		2,525,560
Total debt	2,195,143		2,506,792		2,119,646		1,595,186		1,711,718
Capital stock	301,801		301,801		301,801		301,801		301,801
Shareholder’s equity	443,218		558,453		320,810		347,875		331,952

Other Financial Data (unaudited):
Adjusted EBITDA (8)	$196,888		$218,490		$224,361		$232,446		$221,546
Adjusted EBITDA margin (8)	24.2%		26.3%		26.5%		26.2%		24.2%
Ratio of earnings to fixed charges (9)	3.0	x	6.6	x	5.5	x	5.0	x	4.6	x

(1)	Effective April 1, 2004, we adopted the revised standards of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3860, Financial Instruments – Presentation and Disclosure which requires obligations that may be settled at the issuer’s option, with a variable number of the issuer’s own equity instruments, to be presented as liabilities. We have retroactively applied this accounting standard to the comparable periods for the years 2001 to 2003. The adoption of this standard has the effect of reclassifying our principal amount of convertible obligations to our indirect parent, Quebecor Media and to SUN TV Company, a related company in which we hold an investment, as debt instead of equity on our consolidated balance sheets. As at December 31, 2005, the principal amount of total convertible obligations was $1.282 billion (December 31, 2004 – $1.140 billion, December 31, 2003 – $1.590 billion, December 31, 2002 – $1.950 billion and December 31, 2001 – $1.600 billion). It also has the effect of presenting the interest expense payable to Quebecor Media and SUN TV Company ($69.0 million for 2005, $65.3 million for 2004, $88.4 million for 2003, $93.1 million for 2002 and $92.7 million for 2001) as current interest payable instead of equity. In addition, interest on the convertible obligations and related income tax recoveries, previously reflected in our consolidated statements of shareholder’s equity, are now recorded in the consolidated statements of income. Accordingly, for the year ended December 31, 2005, interest on the convertible obligations of $148.2 million (2004 – $143.3 million; 2003 – $218.3 million; 2002 – $197.5 million; 2001 – $92.7 million).

(2)	Effective January 1, 2002, we adopted CICA Handbook Section 3062, Goodwill and Other Intangible Assets. The standard requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually. As at January 1, 2002, we had unamortized goodwill in the amount of $751.7 million, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. If this change in accounting policy were applied to the reported consolidated statements of income, the impact of the change, in respect of goodwill and intangible assets with indefinite useful lives not being amortized, would be as follows:

Year Ended
December 31, 2001
(in thousands)
AMOUNTS UNDER CANADIAN GAAP:

Net income	$94,094
Add back goodwill amortization, net of income taxes	20,142

Net income before goodwill amortization	$114,236

AMOUNTS UNDER U.S. GAAP:
Net income	$90,982
Add back goodwill amortization, net of income taxes	20,018

Net income before goodwill amortization	$111,000

(3)	During 2002, we implemented restructuring initiatives, which resulted in the termination of approximately 60 employees. The 2002 results include a charge of $2.2 million representing severance and other personnel-related costs relating to these initiatives. We also implemented two restructuring initiatives during 2001, resulting in a reduction of over 350 employees. A charge of $17.8 million was recorded in 2001 and consisted primarily of severance, benefits and other personnel-related costs.

(4)	Effective January 1, 2004, we adopted the new CICA Accounting Guideline AcG-13, Hedging Relationships. In accordance with the new policy, each of our hedging relationships is formally documented and subject to an effectiveness test at the beginning of the relationship and subsequently on a quarterly basis for reasonable assurance that they are and will continue to be effective. Any derivative that does not qualify for hedge accounting is reported on a mark-to-market basis in the Consolidated Balance Sheet, with the changes from period to period reported in the Consolidated Statement of Income.

During 2004, we determined that one of our financial instruments, used to hedge foreign exchange fluctuations on a portion of the principal and interest of our 7 5/8% Senior Notes due 2013, was no longer providing an effective hedge. Accordingly, we discontinued the application of hedge accounting for that financial instrument and the associated debt on April 1, 2004. For the year ended December 31, 2005, we recorded a loss on financial instruments of $10.9 million (2004 — $21.3 million), offset by an unrealized foreign currency translation gain of $7.6 million (2004 — $15.0 million) on the portion of our Senior Notes no longer considered hedged. Despite the Company’s discontinuation of hedge accounting for that financial instrument and the associated debt, as required by CICA Accounting Guideline AcG-13, Hedging Relationships, the Company believes that all of its financial instruments continue to adequately serve their original intended purpose of managing Sun Media’s exposure to fluctuations in foreign currency exchange rates.

(5)	The net cash payments for income taxes on continuing operations were $0.5 million in the year ended December 31, 2001. Net cash receipts were $3.7 million in the year ended December 31, 2002, $21.2 million in the year ended December 31, 2003, $10.7 million in the year ended December 31, 2004 and net cash payments were $1.3 million in the year ended December 31, 2005. The significant reduction in cash tax payments since 2001 is the result of transactions we entered into with Quebecor Media to reduce our tax obligations. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity and Capital Resource Requirements — Purchase of Shares of Quebecor Media and SUN TV and Service of Convertible Obligations.”

(6)	Total assets as at December 31, 2005 include our investment in Quebecor Media and SUN TV Company preferred shares of $1.282 billion. Our investment in Quebecor Media preferred shares was $1.600 billion, $1.950 billion, $1.590 billion and $1.140 billion as at December 31, 2001, 2002, 2003 and 2004, respectively. See notes 5 and 6 to our audited consolidated financial statements.

(7)	Shareholder’s equity as of December 31, 2001, 2002 and 2003 has been restated to exclude the outstanding principal balance and interest payable on the convertible obligations we issued to Quebecor Media (see note 1 above).

(8)	We define adjusted EBITDA as net income before depreciation and amortization, financial expenses, dividend income, interest on convertible obligations, gains on disposition of investments, gains on refinancing of long-term debt, income taxes, equity losses, non-controlling interest and discontinued operations. Adjusted EBITDA is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with U.S. or Canadian GAAP. Adjusted EBITDA is used in this annual report because we believe that adjusted EBITDA is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Our definition of adjusted EBITDA may not be identical to similarly titled measures reported by other companies. We define adjusted EBITDA margin as adjusted EBITDA as a percentage of revenues. Adjusted EBITDA is calculated from net income. The two following tables provide reconciliations of adjusted EBITDA to cash provided by operating activities of continuing operations under Canadian GAAP and under U.S. GAAP, respectively:

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(restated) (1)	(restated) (1)	(restated) (1)
	(dollars in thousands)
RECONCILIATION UNDER CANADIAN GAAP
Net income	$94,094	$180,741	$189,690	$156,745	$141,927
Depreciation and amortization of intangible assets	46,704	26,530	27,582	26,038	30,324
Financial expenses	42,201	33,493	43,950	51,138	46,738
Dividend income	(95,342)	(203,168)	(224,589)	(147,462)	(152,628)
Interest on convertible obligations	92,673	197,479	218,301	143,333	148,232
Gain on disposition of CP24	—	—	—	(8,000)	—
Gain on refinancing of long-term debt	—	—	(7,463)	—	—
Restructuring charges	17,800	2,195	—	—	—
Income tax expense (recovery)	1,084	(16,937)	(20,266)	4,565	3,347
Equity loss on investment in SUN TV	—	—	—	147	2,747
Non-controlling interest	968	1,118	1,032	1,341	1,488
Discontinued operations	(2,311)	(2,006)	(3,483)	—	—

Adjusted EBITDA as defined	197,871	219,445	224,754	227,845	222,175
Financial expenses	(42,201)	(33,493)	(43,950)	(51,138)	(46,738)
Dividend income	95,342	203,168	224,589	147,462	152,628
Interest on convertible obligations	(92,673)	(197,479)	(218,301)	(143,333)	(148,232)
Restructuring charges	(17,800)	(2,195)	—	—	—
Current income taxes	3,741	21,687	10,851	(2,231)	(1,066)
Net unrealized loss on foreign currency translation and financial instruments	—	—	—	6,779	4,100
Other items not involving cash	1,185	645	1,894	1,698	1,718
Change in non-cash operating working capital	(5,902)	(9,281)	25,208	(9,687)	(3,202)

Cash provided by operating activities of continuing operations	$139,563	$202,497	$225,045	$177,395	$181,383

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(restated) (1)	(restated) (1)	(restated) (1)
	(dollars in thousands)
RECONCILIATION UNDER U.S. GAAP
Net income	$90,982	$181,266	$185,772	$164,334	$159,596
Financial expenses	44,014	31,800	49,635	44,326	38,512
Dividend income	(95,342)	(203,168)	(224,589)	(147,462)	(152,628)
Interest on convertible obligations	92,673	197,479	218,301	143,333	148,232
Depreciation and amortization	46,580	26,530	27,582	26,038	30,355
Gain on disposition of publication	—	—	—	—	(1,856)
Gain on disposition of CP24	—	—	—	(8,000)	—
Gain on refinancing of long-term debt	—	—	(7,583)	—	—
Restructuring charges	17,800	2,195	—	—	—
Income tax expense (recovery)	1,524	(16,724)	(22,306)	8,389	(4,900)
Equity loss on investment in SUN TV	—	—	—	147	2,747
Non-controlling interest	968	1,118	1,032	1,341	1,488
Discontinued operations	(2,311)	(2,006)	(3,483)	—	—

Adjusted EBITDA as defined	196,888	218,490	224,361	232,446	221,546
Financial expenses	(44,014)	(31,800)	(49,635)	(44,326)	(38,512)
Dividend income	95,342	203,168	224,589	147,462	152,628
Interest on convertible obligations	(92,673)	(197,479)	(218,301)	(143,333)	(148,232)
Restructuring charges	(17,800)	(2,195)	—	—	—
Current income taxes	3,741	21,687	10,850	(2,232)	(1,066)
Other items not involving cash	2,455	(475)	10,276	1,666	(2,408)
Change in non-cash operating working capital	(4,376)	(8,899)	22,905	(14,288)	(2,573)

Cash provided by operating activities of continuing operations	$139,563	$202,497	$225,045	$177,395	$181,383

(9)	For the purpose of calculating the ratios of earnings to fixed charges, (i) earnings consist of income from continuing operations before income tax (recovery) expense and non-controlling interest, plus fixed charges, and (ii) fixed charges consist of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense.

(10)	Circulation figures represent the average daily paid circulation for the period indicated and include only the 17 paid daily newspapers that we publish.

     B — Capitalization and Indebtedness
     Not applicable.
     C — Reasons for the Offer and Use of Proceeds
     Not applicable.
     D — Risk Factors
     This section describes some of the risks that could affect our business, financial condition and results of operations. The factors below should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained in “Forward-Looking Statements” at the forepart of this document. The risks below are not the only ones that we face. Some risks may not yet be known to us and some that we do not currently believe to be material could later turn out to be material. Any of these risks could materially affect our business, financial condition and results of operations.
We operate in a highly competitive industry.
     Revenue generation in the newspaper industry depends primarily on advertising sales and paid circulation. Competition for newspaper advertising is largely based on readership, circulation, demographic composition of the market, price and content of the newspaper. Competition for readers is largely based on price, editorial content, quality of delivery service and availability of publications. Competition for advertising and circulation revenue comes from local, regional and national newspapers, radio, broadcast and cable television, direct mail and other communications and advertising media that operate in our markets. In recent years, competition with online services and other new media technologies has also increased significantly. In addition, consolidation in the Canadian broadcasting, publishing and other media industries has increased significantly, and our competitors include market participants with interests in multiple industries and media, some of which have greater financial and other resources than we do. Our existing and future competitors may successfully pursue or adopt business strategies similar or competitive with ours. We may not be able to compete successfully in the future against our existing and future competitors may have a material adverse effect on our business, financial condition and operating results.
Our revenue is subject to cyclical and seasonal variations.
     Our operating results are sensitive to prevailing local, regional and national economic conditions because of our dependence on advertising sales for revenue. A substantial portion of our advertising revenue is derived from local advertisers. Consequently, our operating results in individual markets could be adversely affected by local or regional economic downturns. Similarly, a substantial portion of our advertising revenue is derived from retail and automotive advertisers, who have historically been sensitive to general economic cycles, and our operating results have in the past been materially adversely affected by extended downturns in the Canadian retail and automotive sectors. In addition, most of our advertising contracts are short-term contracts that can be terminated by the advertisers at any time with little notice. Also, newspaper publishing is labor intensive and, as a result, our business has a relatively high fixed cost structure. During periods of economic contraction, revenue may decrease while certain costs remain fixed, resulting in decreased earnings.
     In addition, our business has experienced and is expected to continue to experience significant fluctuations in operating results due to, among other things, seasonal advertising patterns and seasonal influences on people’s reading habits. In addition, because a greater portion of our circulation is based on single-copy rather than subscription sales, our circulation levels are more vulnerable to seasonal weather changes.

Given those seasonal patterns, our second and fourth quarters have historically been our strongest. Our fourth quarter has generally been the strongest and our first quarter has generally been the weakest.
Our content may not attract large readership, which may limit our ability to generate advertising and circulation revenue.
     A large portion of our revenues is derived from advertising and circulation revenues. Advertising and circulation revenues are largely dependent upon readership, which is in large part a function of content, quality and acceptance of other competing content in the marketplace, general economic conditions, public tastes generally and other intangible factors. Lack of acceptance of our content or shrinking or fragmented readership could limit our ability to generate advertising and circulation revenue. If our ability to generate advertising revenue is limited, we may need to develop new or alternative financing sources. There can be no assurance that we would be able to develop any such new financing sources, and any such limitation of our ability to generate revenue together with an inability to generate new financing sources could have a material adverse effect on our business, financial condition and results of operations.
Two of our publications represent a significant portion of our revenue.
     Le Journal de Montréal and The Toronto Sun have historically represented a significant portion of our revenue, and we expect that they will continue to do so for the foreseeable future. Le Journal de Montréal accounted for approximately 18% of our revenue and The Toronto Sun accounted for approximately 14% of our revenue in the year ended December 31, 2005. A significant decline in the performance of either Le Journal de Montréal or The Toronto Sun or in general advertising spending in the markets they serve could cause our revenue to decrease dramatically.
We may not successfully implement our business and operating strategies.
     Our business and operating strategies include increasing advertising and circulation revenues, expanding complementary products and services, reducing costs, achieving efficiencies through geographic clustering and further integrating our newspaper operations with the Quebecor Media group of companies. We may not be able to implement these strategies fully or realize their anticipated results. Implementation of these strategies could also be affected by a number of factors beyond our control, such as operating difficulties, increased operating costs, regulatory developments, general or local economic conditions, increased competition and the other factors described in this “Risk Factors” section. Any material failure to implement our strategies could have a material adverse effect on our business, financial condition, operating results and ability to meet our obligations, including our ability to service our indebtedness.
We may be adversely affected by strikes and other labor protests.
     As of December 31, 2005, approximately 33% of our employees are unionized. We are currently a party to 49 collective bargaining agreements. As of February 28, 2006, 22 of our collective bargaining agreements, representing approximately 646, or 32%, of our unionized employees, have expired. Negotiations regarding these 22 collective bargaining agreements are either in progress or will be undertaken in 2006. Our 27 other collective bargaining agreements, representing approximately 1,363 unionized employees, are scheduled to expire on respective dates between May 2006 and June 2010.
     We have had labor disputes in the past, which have disrupted our operations and impaired our operating results. We cannot predict the outcome of our current negotiations or any future negotiations relating to the renewal of our collective bargaining agreements or union representation, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labor protests pending the outcome of our current negotiations or any future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption or interruption of our operations and damages to our property, which could adversely affect our business, assets, financial position and results of operations. Even if we do not experience strikes or other forms of labor protests, the outcome of labor negotiations could adversely affect our business and results of operations.
We may be adversely affected by variations in the cost of newsprint.
     Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented 15.0% ($104.2 million) of our total operating expenses before depreciation and amortization for the year ended December 31, 2005. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility caused by supply and demand imbalances. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our financial condition and results of operations.
     We acquire substantially all of our newsprint from a single newsprint producer. Our supply agreement with this producer expired on December 31, 2005, although this producer has continued to supply newsprint to us as we negotiate an extension of this supply agreement through December 31, 2006. If we are unable to renew this agreement, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially and our newspaper operations could be materially disrupted.
Our substantial indebtedness and significant interest payment requirements could adversely affect our financial condition and prevent us from fulfilling our obligations.
     We currently have a substantial amount of debt and significant interest payment requirements. Our substantial indebtedness could have significant consequences, including the following:
•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to making interest and principal payments on our indebtedness reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

•	limit our ability to fund capital expenditures, working capital and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt or greater financial resources; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds on commercially reasonable terms, if at all.
     Although we are leveraged, the terms of our existing debt instruments do not fully prohibit us or our subsidiaries from incurring additional indebtedness in the future. If we incur additional debt, the risks we now face as a result of our leverage could intensify.
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
     Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in an acceleration of our debt and cross-defaults under our other debt. This acceleration and these cross-defaults could require us to repay or repurchase debt prior to the date it would otherwise be due, which could adversely affect our financial condition. In addition, if we incur additional debt in the future, we may be subject to additional covenants, which may be more restrictive than those that we are subject to now. Even if we are able to comply with all the applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.
We will need a significant amount of cash to service our debt. Our ability to generate cash depends on many factors beyond our control.
     Our ability to meet our debt service requirements depends on our ability to generate cash. Our ability to generate cash depends on many factors beyond our control, such as competition, general economic conditions and newsprint prices. We cannot provide assurance that we will generate sufficient cash flow from operations or that future distributions will be available to us in amounts sufficient to meet our obligations under our indebtedness or to fund our other liquidity needs.
We depend, to a certain extent, on our subsidiaries for cash needed to service our debt obligations.
     For the year ended December 31, 2005, our subsidiaries generated approximately 34.0% of our revenues (before inter-company eliminations) and held approximately 68.6% of our consolidated total assets. Our cash flow and ability to service our debt obligations, including our 7 5/8% Senior Notes due 2013, which we refer to as our “Senior Notes”, thus depend upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by these entities to us. The ability of these entities to pay dividends or make other loans, advances or payments to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in any instruments governing their debt. Our subsidiaries are not obligated to make funds available to us.
     The ability of our subsidiaries to generate sufficient cash flow from operations to allow us to make scheduled payments on our debt obligations, including the Senior Notes, will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our or their control. In addition, some of our subsidiaries may become subject to loan agreements and indentures that restrict sales of assets and prohibit or significantly restrict the payment of dividends or the making of distributions, loans or advances to shareholders and partners. We cannot assure you that our cash flow and the earnings of our operating subsidiaries and the amount that they are able to distribute to us as dividends or otherwise will be sufficient to satisfy our debt obligations, including payments on our Senior Notes. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, or seeking to raise additional capital. We cannot assure you that any such alternative refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.
A substantial portion of our debt is tied to variable interest rates.
     As at December 31, 2005, and after taking into account related financial instruments, 62% of Sun Media’s long-term debt until February 14, 2008 and 100% thereafter is tied to variable interest rates. Interest rates are currently at relatively low levels, and a rise in interest rates would increase our debt service requirements and could have a negative impact our financial results. The Company could modify, at any time, its exposure to variable interest rates through the use of financial instruments.
We may not be able to finance an offer to purchase our Senior Notes as required by the indenture following a change of control because we may not have sufficient funds at the time of the change of control or our credit facilities may not allow the repurchases.
     If we experience a change of control, as that term is defined under the indenture governing our Senior Notes, or if we or our subsidiaries dispose of significant assets under specified circumstances, we may be required to make an offer to repurchase all of our Senior Notes prior to maturity. We cannot assure you that we will have sufficient funds or be able to arrange for additional financing to repurchase the notes following such change of control or asset sale. There is no sinking fund with respect to the Senior Notes.
     In addition, under our credit facilities, a change of control would be an event of default. Any future credit agreement or other agreements relating to our senior indebtedness to which we become a party may contain similar provisions. Similarly, our failure to purchase the notes upon a change of control would, pursuant to the indenture governing our Senior Notes, constitute an event of default under the indenture. Any such default could in turn constitute an event of default under future senior indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, we may not have sufficient funds to repurchase the notes and repay the debt.
We depend on key personnel.
     Our success depends to a large extent upon the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, retain and train such employees could have a material adverse effect on our business, financial condition or operating results. In addition, to implement and manage our business and operating strategies effectively, we must maintain a high level of content quality, efficiency and performance and must continue to enhance our operational, financial and management systems, and attract, train, motivate and manage our employees. If we are not successful in these efforts, it may have an adverse effect on our business, results of operations or financial condition.
We are subject to extensive environmental regulations.
     Substantially all of our facilities are subject to federal, provincial, state and municipal laws concerning, among other things, emissions to the air, water and sewer discharges, handling and disposal of hazardous materials, wastes, recycling, or otherwise relating to the protection of the environment. Laws and regulations relating to workplace safety and worker health, which, among other things regulate employee exposure to hazardous substances in the workplace, also govern our operations. Failure to comply with present or future laws or regulations could result in substantial liability to us. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding such properties, particularly those in areas of long-term industrial use, may have had historic uses, including uses related to historic publishing operations, or may have current uses (in the case of surrounding properties) that may affect our properties and require further study or remedial measures. We are not currently planning any material study or remedial measure, and none has been required by regulatory authorities. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination. See also “Item 4. Information on the Company— Business Overview—Regulation.”
We may be adversely affected by exchange rate fluctuations.
     Virtually all of our revenues and expenses, other than interest expenses on U.S. dollar-denominated debt, are denominated in Canadian dollars. Except for our $75.0 million revolving credit facility and our $40.0 million Term Loan C, all of our indebtedness is denominated, and interest, principal and any premium on our indebtedness will have to be paid, in U.S. dollars. As a result, we are exposed to foreign currency exchange risk. We have entered into transactions to hedge the exchange rate risk arising from our U.S. dollar-denominated debt, however, fluctuations of the exchange rate for the debt obligations that are not hedged could affect our ability to make payments in respect of such debt obligations. In addition, these hedging transactions could, in certain instances, prove ineffective and may in the future not be successful in protecting us against exchange rate fluctuations, or we may be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions. In addition, certain cross-currency interest rate swaps that we have entered into, and may in the future enter into, include an option that allows each party to unwind the transaction at the then-fair value. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
     For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. In the second quarter of 2004, we determined that one of our financial instruments used to hedge foreign exchange fluctuations on a portion of the principal and interest of our Senior Notes was no longer providing an effective hedge, and we discontinued hedge accounting for that financial instrument and the associated debt, as required by CICA Accounting Guideline AcG-13, Hedging Relationships. Accordingly, commencing April 1, 2004, any unrealized foreign currency translation gains or losses, on the ineffectively hedged debt, has been recorded in the consolidated statement of income.
If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our ability to operate our business, our financial results and noteholders’ view of us.
     Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We have begun the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in connection with the application of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditor addressing these assessments starting with fiscal year 2007. We may, during testing, identify material weaknesses or significant deficiencies in our internal controls over financial reporting requiring remediation, or areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing financial systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, noteholders’ perceptions that our internal controls are inadequate or subject to material weaknesses or significant deficiencies or are otherwise perfectible, or that we are unable to produce accurate financial statements may adversely affect the price of our Senior Notes.
We are controlled by Quebecor Media.
     All of our issued and outstanding common shares are held by 3535991 Canada Inc., a wholly-owned subsidiary of Quebecor Media. As a result, Quebecor Media controls our policies and operations. The interests of Quebecor Media may conflict with the interests of our creditors.
     In addition, Quebecor Media has entered into certain transactions with us to consolidate tax losses within the Quebecor Media group. As a result of these transactions, we recognize significant income tax benefits. Quebecor Media may unwind these transactions at any time at its discretion, eliminating our ability to reduce our income tax obligations. See “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources — Liquidity and Capital Resource Requirements – Purchase of Shares of Quebecor Media and SUN TV and Service of Convertible Obligations.”
     Also, Quebecor Media is a holding company with no significant assets other than its ownership and equity interests in its subsidiaries. Its principal source of cash to pay its own obligations is the cash that its subsidiaries generate from their operations and borrowings. We expect, to the extent permitted by the terms of our indebtedness and applicable law, to continue to pay significant dividends to Quebecor Media in the future. In addition, actions taken by Quebecor Media, as well as its financial condition, matters over which we have no control, may affect us and the market for our Senior Notes.
There is no public market for our Senior Notes.
     There is currently no established trading market for our Senior Notes and we do not intend to apply for listing of our Senior Notes on any securities exchange or on any automated dealer quotation system. Accordingly, no assurance can be given as to the prices or liquidity of, or trading markets for, our Senior Notes. The liquidity of any market for our Senior Notes will depend upon the number of holders of the Senior Notes, the interest of securities dealers in making a market in the notes, prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition and performance of, and prospects for us. The absence of an active market for the notes could adversely affect the market price and liquidity of our Senior Notes.
     In addition, the market for non-investment grade debt has historically been subject to disruptions that caused volatility in prices. It is possible that the market for the Senior Notes will be subject to disruptions. Any such disruptions may have a negative effect on your ability to sell the Senior Notes regardless of our prospects and financial performance.
Non-U.S. holders of our Senior Notes are subject to restrictions on the resale or transfer of the notes.
     Although we registered our Senior Notes under the Securities Act, we did not, and we do not intend to, qualify the Senior Notes by prospectus in Canada, and, accordingly, the notes remain subject to restrictions on resale and transfer in Canada. In addition, non-U.S. holders remain subject to restrictions imposed by the jurisdiction in which the holder is resident.

Canadian bankruptcy and insolvency laws may impair the ability of the trustee in respect of our Senior Notes to enforce remedies under our Senior Notes.
     The rights of the trustee who represents the holders of our Senior Notes to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place.
     The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada) have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under the notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustee could exercise its rights under the indenture governing the notes or whether and to what extent holders of the notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the trustee.
Applicable statutes allow courts, under specific circumstances, to void the guarantees of the notes provided by certain of our subsidiaries.
     Our creditors or the creditors of one or more guarantors of our Senior Notes could challenge the guarantees as fraudulent transfers, conveyances or preferences or on other grounds under applicable U.S. federal or state law or applicable Canadian federal or provincial law. While the relevant laws vary from one jurisdiction to another, the entering into of the guarantees by certain of our subsidiaries could be found to be a fraudulent transfer, conveyance or preference or otherwise void if a court were to determine that:
•	a guarantor delivered its guarantee with the intent to defeat, hinder, delay or defraud its existing or future creditors;

•	the guarantor did not receive fair consideration for the delivery of the guarantee; or

•	the guarantor was insolvent at the time it delivered the guarantee.
     To the extent a court voids a guarantee as a fraudulent transfer, preference or conveyance or holds it unenforceable for any other reason, holders of notes would cease to have any direct claim against the guarantor that delivered a guarantee. If a court were to take this action, the guarantor’s assets would be applied first to satisfy the guarantor’s liabilities, including trade payables and preferred stock claims, if any, before any portion of its assets could be distributed to us to be applied to the payment of the Senior Notes. We cannot assure you that a guarantor’s remaining assets would be sufficient to satisfy the claims of the holders of notes relating to any voided portions of the guarantees.
     In addition, the corporate statutes governing the guarantors of the Senior Notes may also have provisions that serve to protect each guarantor’s creditors from impairment of its capital from financial assistance given to its corporate insiders where there are reasonable grounds to believe that, as a consequence of this financial assistance, the guarantor would be insolvent or the book value, or in some cases the realizable value, of its assets would be less than the sum of its liabilities and its issued and paid-up share capital. While the applicable corporate laws may not prohibit financial assistance transactions and a corporation is generally permitted flexibility in its financial dealings, the applicable corporate laws may place restrictions on each guarantor’s ability to give financial assistance in certain circumstances.
U.S. investors in the notes may have difficulties enforcing civil liabilities.
     We are incorporated under the laws of the province of British Columbia. Moreover, substantially all of our directors, controlling persons and officers are residents of Canada or other jurisdictions outside of the United States and substantially all of our assets and their assets are located outside of the United States. As a result, it may be difficult for holders of our Senior Notes to effect service of process upon us or such persons within the United States or to enforce against us or them in the United States judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal or state securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal or state securities law against us and our directors, controlling persons and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts.

Item 4. Information on the Company
     A — History and Development of the Company
     Our legal and commercial name is Sun Media Corporation. Our principal executive office is located at 333 King Street East, Toronto, Ontario, Canada M5A 3X5, and our telephone number is (416) 947-2222. Our registered office is located at 800 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 3P3.
     We are a corporation resulting from the amalgamation under the Canada Business Corporations Act on February 28, 1999 of 2944707 Canada Inc., which was incorporated on August 11, 1993, and Sun Media Corporation, which was continued from Ontario into the federal jurisdiction on February 12, 1999. We received certification and were continued from the federal jurisdiction into the jurisdiction of the province of British Columbia on July 3, 2001. We are an indirect, wholly-owned subsidiary of Quebecor Media. We conduct our business operations primarily through our divisions and through Bowes Publishers Limited and Sun Media (Toronto) Corporation, which are our two significant subsidiaries. We hold 100% of the outstanding shares of both Bowes Publishers Limited and Sun Media (Toronto) Corporation, and these subsidiaries are both British Columbia companies.
     Our agent for service of process in the United States under our 7 5/8% Senior Notes due 2013 is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.
     Since December 31, 2004, we have completed several important business acquisitions and other transactions through our direct and indirect subsidiaries, including, among others, the following:
•	In March, 2005, Sun Media, in partnership with Great Pacific Capital Partnership, a member of The Jim Pattison Group, launched a free daily commuter publication, Vancouver 24 Hours, in Vancouver, British Columbia. Vancouver 24 Hours is published Monday to Friday, circulates approximately 130,000 papers daily throughout the Greater Vancouver Area, and provides Sun Media with a platform for advertising revenue in Canada’s third largest urban market.

•	In March 2005, Sun Media acquired 100% of the outstanding shares of London Publishing Limited, which owns The Londoner, a free weekly publication located in London, Ontario. Total cash consideration for the purchase was $0.8 million, including acquisition costs.

•	In April 2005, Sun Media acquired Journal la Vallée, a free weekly community newspaper located in St-Sauveur, Québec, from Transcontinental Media G.P. (“Transcontinental”). Concurrently, Sun Media sold Beauport Express, a free weekly community newspaper located in Beauport, Québec, to Transcontinental. Sun Media paid cash consideration of $0.3 million to Transcontinental in connection with the exchange of the publications.

•	In June 2005, Sun Media acquired four community newspaper publications: Morinville Mirror and Redwater Tribune, located near Edmonton, Alberta and Le Weekender and L’Horizon, located in Northern Ontario. Total cash consideration for these purchases was $1.0 million, including acquisition costs.
     B — Business Overview
     We are the largest newspaper publisher in Québec based on total paid and unpaid circulation. Sun Media is also the second largest newspaper publisher in Canada, with a 21.0% market share in terms of weekly paid circulation as of March 31, 2005, according to statistics published by the Canadian Newspaper Association, or “CNA.” We publish 17 paid daily newspapers and serve eight of the top ten urban markets in Canada. Each of Sun Media’s eight urban daily newspapers ranks either first or second in its market in terms of paid circulation. Sun Media also publishes 189 weekly newspapers, weekly shopping guides and agriculture and other specialty publications, including three free daily commuter publications, 24 Hours in Toronto, Vancouver 24 Hours in Vancouver, and 24 Heures in Montreal. Sun Media publishes the second and third largest non-national dailies in Canada, based on weekly paid circulation as of September 30, 2005: Le Journal de Montréal, with a weekly paid circulation of 1.9 million copies according to the Audit Bureau of Circulations, and The Toronto Sun, with a weekly paid circulation of 1.5 million copies according to the Audit Bureau of Circulation. The combined weekly paid circulation of our daily newspapers, as of December 31, 2005, is approximately 6.6 million copies, according to internal statistics.
     We also provide a range of distribution services through our Messageries Dynamiques and Dynamic Press Group.
     Furthermore, we provide a range of commercial printing and other related services to third parties through a national network of production and printing facilities and distributes newspapers and magazines for other publishers across Canada.
     For the year ended December 31, 2005, we generated revenues of $915.6 million and adjusted EBITDA of $222.1 million. For this same period, we derived 70.7% of our revenues from advertising, 17.9% from circulation, and 11.4% from distribution, commercial printing and other revenues. For the year ended December 31, 2004, we generated revenues of $888.1 million and adjusted EBITDA of $227.8 million. For this same period, Sun Media derived 69.7% of its revenues from advertising, 19.2% from circulation, and 11.1% from distribution, commercial printing, distribution and other revenues.
Canadian Newspaper Publishing Industry Overview
     Newspaper publishing is the oldest segment of the advertising-based media industry in Canada. The industry is mature and is dominated by a small number of major newspaper publishers largely segmented in different markets and geographic areas, of which we are the second largest with a combined average weekly circulation (paid and unpaid) of approximately 12.8 million copies. According to the Canadian Newspaper Association’s circulation data for the six months ended March 31, 2005, our 21.0% market share of paid weekly circulation for Canadian daily newspapers is exceeded only by CanWest MediaWorks Inc., with a 28.4% market share, and followed by Torstar Corporation (13.9%), Power Corporation (9.8%), Bell Globemedia (6.3%), and Osprey Media (5.9%).
     The newspaper market consists primarily of two segments, broadsheet and tabloid newspapers, which vary in format. With the exception of the broadsheet The London Free Press, all of Sun Media’s urban paid daily newspapers are tabloids.
     According to the Canadian Newspaper Association, there are approximately 100 paid circulation daily newspapers, numerous paid non-daily publications and free-distribution daily and non-daily publications. Of the 100 paid circulation daily newspapers, 26 have average weekday circulation in excess of 50,000 copies. These include 20 English-language metropolitan newspapers, four French-language daily newspapers and two national daily newspapers.
     In addition to daily newspapers, both paid and unpaid non-daily newspapers are distributed nationally and locally across Canada. Newspaper companies may also produce and distribute niche publications that target specific readers with customized editorial content and advertising.
     Newspaper publishers derive revenue primarily from the sale of local, classified, national and insert advertising, and to a lesser extent through paid subscriptions and single copy sales of newspapers. The mature nature of the Canadian newspaper industry has resulted in stable revenue levels (and limited growth) for many years. Most daily newspapers are well established in their communities, and many have been in existence for over 100 years. According to industry sources, in 2004, the total Canadian daily newspaper industry revenue was $3.4 billion, with 78% derived from advertising and the remaining 22% coming from circulation. Total advertising revenue for the Canadian daily newspaper industry was $2.6 billion in 2004, which represented approximately 22.0% of total Canadian advertising spending according to the Television Bureau of Canada. From 1995 to 2004, advertising revenues for daily newspapers increased at an average annual rate of 4.2%.

     Advertising and Circulation
     Total Canadian advertising revenue in all media sectors was $12.0 billion in 2004. Newspapers are one of the largest media segments in Canada and represent an important advertising medium, as they reach a broadly based and demographically attractive audience. In 2004, over the course of an average week, 79% of adults over the age of 18 read a daily newspaper.
     Advertising revenues are cyclical and are generally affected by changes in national and regional economic conditions. Local advertisers, such as retail stores, employment advertisers and auto dealers, rely most heavily upon newspapers, directories and radio to reach their local audiences with specific promotional and service offerings. Local classified advertising primarily relies upon newspapers, and, more recently, internet websites to reach their local markets with specific requirements. Generally, local advertising is less dependent on the economy than national advertising, and is therefore more stable. Local and classified advertising represented approximately 77% of daily newspaper advertising revenue in 2004.
     Advertising revenue is our largest source of revenue and represented 70.7% of our total revenues in 2005. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. Our strategy is to maximize advertising revenue by providing advertisers with a range of pricing and marketing alternatives to better enable them to reach their target audience. Our newspapers offer a variety of advertising alternatives, including full-run advertisements in regular sections of the newspaper targeted to different readers (including automotive, real estate and travel), geographically-targeted inserts, special interest pullout sections and advertising supplements.
     Sun Media’s principal categories of advertising revenues are classified, retail and national advertising. Classified advertising has traditionally accounted for the largest share of our advertising revenues in our urban daily newspapers (47% in the year ended December 31, 2005) followed by retail advertising (34% in the same period) and national advertising (16% in the same period). Classified advertising is made up of four principal sectors: automobiles, private party, recruitment and real estate. Automobile advertising is the largest classified advertising category, representing about 45% of all of our classified advertising in terms of revenue for the year ended December 31, 2005. Retail advertising is display advertising principally placed by local businesses and organizations. Most of our retail advertisers are department stores, electronics stores and furniture stores. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Our national advertisers are principally in the retail automotive sector.
     In the smaller community papers, substantially all of the advertising revenues are derived from local retailers and classified advertisers. These newspapers publish advertising supplements with specialized themes such as agriculture, tourism, home improvement and gardening to encourage advertisers to purchase additional linage in these special editions.
     We believe our advertising revenues are diversified not only by category (classified, retail and national), but also by customer and geography. For the year ended December 31, 2005, our top ten national advertisers accounted for approximately 5% of the total advertising revenue and approximately 4% of our total revenue. In addition, because we sell advertising in numerous regional markets in Canada, the impact of a decline in any one market can be offset by strength in other markets.
     Circulation sales are the second-largest source of revenue for Sun Media and represented 17.9% of total revenues in 2005. In the large urban markets, newspapers are available through newspaper boxes and retail outlets Monday through Sunday. We offer daily home delivery in each of our newspaper markets. We derive our circulation revenues from single copy sales and subscription sales. Our strategy is to increase circulation revenue by adding newspaper boxes and point-of-sale locations, as well as expanding home delivery. In order to increase readership, we are expanding coverage of local news in our newspapers and targeting editorial content to identified groups through the introduction of niche products.

     The majority of the community newspaper publications are distributed free of charge through a controlled distribution system. This enables the publisher to better identify the clientele targeted by advertisers.
Our Newspaper Operations
     We operate our newspaper businesses in urban and community markets through two groups:
•	the Urban Daily Group; and

•	the Community Newspaper Group.
     A majority of our newspapers in the Community Newspaper Group are clustered around our eight paid urban dailies in the Urban Daily Group. We have strategically established our community newspapers near regional printing facilities in suburban and rural markets across Canada. This geographic clustering enables us to realize operating efficiencies and economic synergies through sharing of management, production, printing, and distribution, as well as accounting and human resources functions.
     In August 2005, Quebecor Media approved a plan to invest in a new printing facility to be operated by an entity co-owned by Quebecor Media and its affiliate Quebecor World, which is also a subsidiary of Quebecor Inc. The new printing facility will be located in Toronto, Ontario in a building owned by Quebecor World. As part of this plan, we will outsource the printing of certain of our publications in Ontario to the new facility. The new facility should make it possible to consolidate some of our printing operations in Ontario and to strengthen the convergence among our Toronto media properties. In addition, in August 2005, Quebecor Media approved a plan to modernize and relocate the printing facilities of Le Journal de Montréal to a new printing facility owned by Quebecor Media, which will be located in Saint-Janvier-de-Mirabel, Québec. Each of these projects is expected to be completed in 2007.
     The Urban Daily Group
     On a combined weekly basis, the eight paid daily newspapers in our Urban Daily Group circulate approximately 6.3 million copies, as of December 31, 2005. These newspapers hold either the number one or number two position in each of their respective markets in terms of circulation. In addition, on a combined basis, over 50% of our readers do not read our principal competitor’s newspaper in each of our urban daily markets, according to data from the NADbank® 2004 Study.
     Our Urban Daily Group is comprised of eight paid daily newspapers, three free daily commuter publications, and three free weekly publications. With the exception of the broadsheet The London Free Press, the paid daily newspapers are tabloids published seven days a week. These are mass circulation newspapers that provide succinct and complete news coverage with an emphasis on local news, sports and entertainment. The tabloid format makes extensive use of color, photographs and graphics. Each newspaper contains inserts that feature subjects of interest such as fashion, lifestyle and special sections. In addition, the Urban Daily Group includes two distribution businesses, Messageries Dynamiques and Dynamic Press Group.
     Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by a continuous independent survey conducted by NADbank Inc. According to the NADbank® 2004 Study, the estimates of readership are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank Inc. who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.
     The following chart lists our paid daily newspapers and their respective readership in 2004 as well as their market position by paid circulation during that period:

	2004 Average Readership			Market Position by
Newspaper	Saturday	Sunday	Mon-Fri	Paid Circulation(1)
Le Journal de Montréal	694,900	424,600	642,000	1
Le Journal de Québec	224,700	137,700	204,300	1
The Toronto Sun	628,400	900,000	795,400	2
The London Free Press	176,700	108,000	164,000	1
The Ottawa Sun	98,300	104,200	128,000	2
The Winnipeg Sun	107,500	99,000	126,500	2
The Edmonton Sun	146,400	187,400	193,800	2
The Calgary Sun	150,000	176,400	185,300	2

Total Average Readership	2,226,900	2,137,300	2,439,300

(1)	Based on paid circulation data published by the Audit Bureau of Circulations in September 2005 with respect to non-national newspapers in each market.
     Le Journal de Montréal. Le Journal de Montréal is published seven days a week and is distributed by Messageries Dynamiques, which specializes in the distribution of publications. According to the Audit Bureau of Circulations, Le Journal de Montréal ranks second in paid circulation, among non-national Canadian dailies and first among French-language dailies in North America. The average daily circulation of Le Journal de Montréal exceeds the circulation of each of its main competitors in Montréal, La Presse and The Gazette, according to Audit Bureau of Circulation data as of September 30, 2005.
     The following chart reflects the average daily circulation of Le Journal de Montréal for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
Le Journal de Montréal
Saturday	314,600	312,500	308,000
Sunday	263,500	262,400	259,800
Monday to Friday	269,600	267,000	268,200

Source: Internal Statistics.
     Le Journal de Québec. Le Journal de Québec is published seven days a week and is distributed by Messageries Dynamiques. Le Journal de Québec is the number one newspaper in its market. The average daily circulation of Le Journal de Québec exceeds the circulation of its main competitor, Le Soleil, according to Audit Bureau of Circulations data as of September 30, 2005.
     The following chart reflects the average daily paid circulation of Le Journal de Québec for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
Le Journal de Québec
Saturday	124,300	124,100	123,400
Sunday	101,500	101,600	101,400
Monday to Friday	99,400	100,500	99,700

Source: Internal Statistics.

     The Toronto Sun. The Toronto Sun is published seven days a week and has its own distribution network to serve the greater metropolitan Toronto area. The Toronto Sun is the third largest non-national daily newspaper in Canada in terms of circulation, according to the Audit Bureau of Circulations.
     The Toronto newspaper market is very competitive. The Toronto Sun competes with Canada’s largest newspaper, The Toronto Star and to a lesser extent with The Globe & Mail and The National Post, which are national newspapers. As a tabloid newspaper, The Toronto Sun has a unique format compared to these broadsheet competitors. The competitiveness of the Toronto newspaper market is further increased by several free publications and niche publications relating to, for example, entertainment and television.
     The following chart reflects the average daily circulation of The Toronto Sun for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
The Toronto Sun
Saturday	170,000	158,900	148,000
Sunday	357,000	339,700	326,500
Monday to Friday	200,200	192,600	183,600

Source: Internal Statistics.
     The London Free Press. The London Free Press, one of Canada’s oldest daily newspapers, emphasizes national and local news, sports and entertainment and is distributed throughout the London area through its own network. It is the only local daily newspaper in its market.
     The following chart reflects the average daily circulation of The London Free Press for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
The London Free Press
Saturday	111,900	108,300	104,400
Sunday	66,300	66,300	64,600
Monday to Friday	92,800	90,700	87,600

Source: Internal Statistics.
     The London Free Press also publishes The London Pennysaver, a free weekly community shopping guide with circulation of approximately 145,000, according to internal statistics, as at December 31, 2005.
     The Ottawa Sun. The Ottawa Sun is published seven days a week and is distributed throughout the Ottawa region through its own distribution network. The Ottawa Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes daily with the English language broadsheet, The Ottawa Citizen, and also with the French language paper, Le Droit.
     The following chart reflects the average daily paid circulation of The Ottawa Sun for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
The Ottawa Sun
Saturday	44,700	44,200	44,800
Sunday	52,500	51,600	51,000
Monday to Friday	49,300	49,100	51,200

Source: Internal Statistics.

     The Ottawa Sun also publishes The Ottawa Pennysaver, a free weekly community shopping guide with circulation of approximately 180,000, according to internal statistics, as at December 31, 2005.
     The Winnipeg Sun. The Winnipeg Sun is published seven days a week. It serves the metropolitan Winnipeg area and has its own distribution network. The Winnipeg Sun operates as the number two newspaper in the Winnipeg market according to the Audit Bureau of Circulations and competes with The Winnipeg Free Press.
     The following chart reflects the average daily circulation of The Winnipeg Sun for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
The Winnipeg Sun
Saturday	42,800	41,200	40,500
Sunday	55,200	52,700	49,100
Monday to Friday	44,000	42,100	40,600

Source: Internal Statistics.
     The Edmonton Sun. The Edmonton Sun is published seven days a week and is distributed throughout Edmonton through its own distribution network. The Edmonton Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes with Edmonton’s broadsheet daily, The Edmonton Journal.
     The following chart reflects the average daily circulation of The Edmonton Sun for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
The Edmonton Sun
Saturday	69,300	66,200	68,100
Sunday	98,700	95,400	94,900
Monday to Friday	69,800	68,900	70,000

Source: Internal Statistics.
     The Calgary Sun. The Calgary Sun is published seven days a week and is distributed throughout Calgary through its own distribution network. The Calgary Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations and competes with Calgary’s broadsheet daily, The Calgary Herald.
     The following chart reflects the average daily circulation of The Calgary Sun for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
The Calgary Sun
Saturday	63,700	62,800	62,500
Sunday	95,400	94,400	91,500
Monday to Friday	64,400	64,200	62,300

Source: Internal Statistics.
     24 Heures. In October 2003, we re-launched our Montréal commuter paper, Montréal Métropolitain, changing the name to 24 Heures. The new publication is a free glossy daily newspaper with an average weekday circulation of 136,700 copies, according to internal statistics as at December 31, 2005.

     24 Hours. In November 2003, we launched a new commuter paper in Toronto, 24 Hours, a free daily glossy newspaper with an average weekday circulation at December 31, 2005 of 249,900 copies, according to internal statistics. In December 2004, we launched Find-A-Rental, a free weekly residential rental guide with an average weekly circulation of approximately 45,000 copies, according to internal statistics, to complement 24 Hours in Toronto. The editorial content of 24 Hours concentrates on the greater metropolitan Toronto area.
     Vancouver 24 Hours. In March 2005, Sun Media, in partnership with The Jim Pattison Group, launched Vancouver 24 Hours, a free daily glossy newspaper in Vancouver. By December 2005 the average weekday circulation of Vancouver 24 Hours was 128,600, according to internal statistics. The editorial content of Vancouver 24 Hours concentrates on the greater metropolitan Vancouver area.
     Competition
     In addition to competing directly with other dailies published in their respective markets, each of our newspapers in the Urban Daily Group competes for advertising revenue with weekly newspapers, magazines, direct marketing, radio, television, Internet and other advertising media. The high cost associated with starting a major daily newspaper operation represents a barrier to entry to potential new competitors of our Urban Daily Group.
     Through Le Journal de Montréal and Le Journal de Québec, we have established market leading positions in Québec’s two main urban markets, Montréal and Québec City. Le Journal de Montréal ranks second in circulation after The Toronto Star among non-national Canadian dailies and is first among French-language dailies in North America. Le Journal de Montréal competes directly with two other major dailies and also with the two free dailies, one of which is owned by Sun Media.
     The London Free Press is one of Canada’s oldest daily newspapers and our only daily broadsheet newspaper. It is the only local daily newspaper in its market, although it competes with daily newspapers from surrounding markets.
     The Toronto Sun is the third largest non-national daily newspaper in Canada in terms of circulation. The Toronto newspaper market is very competitive. The Toronto Sun competes with one other major daily newspaper and to a lesser extent with two national papers. There are also three free daily newspapers in Toronto: 24 Hours, which is owned by Sun Media, and two others. As a tabloid newspaper, The Toronto Sun offers readers and advertisers an alternative format to the broadsheet format of other newspapers in the Toronto market.
     Each our dailies in Edmonton, Calgary, Winnipeg and Ottawa competes against a broadsheet newspaper and has established a number two position in its market.
     The Community Newspaper Group
     In total, the Community Newspaper Group consists of nine paid daily community newspapers, 164 community weekly newspapers and shopping guides, and 19 agriculture and other specialty publications. The Community Newspaper Group also includes NetMedia, its distribution sales arm.
     The total average weekly circulation of the publications in our Community Newspaper Group for the year ended December 31, 2005 was approximately 2.9 million free copies and approximately 628,000 paid copies, according to internal statistics. The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by the Community Newspaper Group for the year ended December 31, 2005:

		Average Daily
Newspaper	Location	Paid Circulation
The Brockville Recorder and Times	Brockville, Ontario	11,800
Stratford Beacon Herald	Stratford, Ontario	10,700
The Daily Herald Tribune	Grande Prairie, Alberta	8,500
Simcoe Reformer	Simcoe, Ontario	7,500

		Average Daily
Newspaper	Location	Paid Circulation
St. Thomas Time-Journal	St. Thomas, Ontario	7,000
Woodstock Sentinel-Review	Woodstock, Ontario	6,800
Fort McMurray Today	Fort McMurray, Alberta	4,000
The Daily Miner & News	Kenora, Ontario	3,100
The Daily Graphic	Portage La Prairie, Manitoba	2,700
Total Average Daily Paid Circulation		62,100

Source: Internal Statistics
     The weekly and specialty publications of the Community Newspaper Group are distributed throughout Canada. The number of weekly publications on a regional basis is as follows:

Province	Number of Publications
Québec	52
Ontario	50
Alberta	43
Manitoba	12
Saskatchewan	6
New Brunswick	1
Total Publications	164
     Our community newspaper publications generally offer news, sports and special features, with an emphasis on local information. These newspapers cultivate reader loyalty and create franchise value by emphasizing local news, thereby differentiating themselves from national newspapers.
     Competition
     Several of the Community Newspaper Group’s publications maintain the number one position in the markets that they serve. Our community publications are generally located in small towns and are typically the only daily or weekly newspapers of general circulation published in their respective communities, although some face competition from daily or weekly publications published in nearby locations and circulated in markets where we publish our daily or weekly publications. Historically, the Community Newspaper Group’s publications have been a consistent source of cash flow, derived primarily from advertising revenue.
Other Operations
     Commercial Printing and Distribution
     Sun Media’s national network of production and printing facilities enables it to provide printing services for web press (coldset and heatset) and sheetfed products, and graphic design for print and electronic medium. Web presses utilize rolls of newsprint, whereas sheetfed presses use individual sheets of paper. Heatset web presses, which involve a more complex process than coldset web presses, are generally associated with printing on glossy paper. We own 25 web press and 10 sheet fed press operations located throughout Canada. These operations provide commercial printing services for both our internal printing needs and for third parties. Our printing facilities include 14 printing facilities for the daily publications, and 15 other printing facilities operated by the Community Newspaper Group in five provinces.
     Our third-party commercial printing provides us with an additional revenue source that utilizes existing equipment with excess capacity. In our third-party commercial printing operations, we compete with other newspaper publishing companies as well as with commercial printers. Our competitive strengths in this area include our modern equipment, our status in some of our markets as the only local provider of commercial printing services and our ability to price projects on a variable cost basis, as our core newspaper business covers overhead expenses.

     The Urban Daily Group includes the distribution businesses of Messageries Dynamiques and Dynamic Press Group. Messageries Dynamiques distributes dailies, weeklies, magazines and other electronic and print media and reaches approximately 250,000 households and 13,350 retail outlets through its operations in Québec. We hold Dynamic Press Group in partnership with a division of The Jim Pattison Group of Vancouver. Dynamic Press Group distributes English-language printed matter to more than 400 outlets in Québec.
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
     Television Station
     On December 2, 2004, we acquired 25% of the outstanding shares of Toronto 1, a television station in Toronto, Canada. Following the acquisition, we changed the name of the television station to SUN TV. In addition to cash, this transaction involved the sale of its 29.9% interest in CP24, a 24-hour local news channel in Toronto, to the vendor of SUN TV. TVA Group, also a subsidiary of Quebecor Media, acquired the other 75% of SUN TV. Sun Media management continues to work closely with SUN TV management to develop opportunities for cross-promotions and to leverage the Sun Media brand with consumers and advertisers in Canada’s largest market place.
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
     Our newspaper business is cyclical in nature. Our operating results are sensitive to prevailing local, regional and national economic conditions because of our dependence on advertising sales for a substantial portion of our revenue. Similarly, a substantial portion of our advertising revenue is derived from retail and automotive advertisers, who have historically been sensitive to general economic cycles, and our operating results have in the past been materially adversely affected by extended downturns in the Canadian retail and automotive sectors. In addition, most of our advertising contracts are short-term contracts that can be terminated by the advertisers at any time with little notice.
Raw Materials
     Newsprint is our second-largest expense after salaries, and represents our largest raw material expense. Newsprint expense represented 15.0% of Sun Media’s total operating expenses, excluding depreciation and amortization, for the year ended December 31, 2005. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility. We seek to manage the effects of newsprint price increases through a combination of, among other things, managing waste, technology improvements, web width reduction, inventory management, and controlling the mix of editorial versus advertising content.
     In addition, to obtain more favorable pricing and to provide for a more secure newsprint supply, we entered into a long-term newsprint supply agreement with a newsprint producer for the supply of our newsprint purchases. This agreement expired on December 31, 2005, although the supplier has continued to supply newsprint to us while we negotiate the extension of this agreement through December 31, 2006. The expired agreement had enabled us to obtain a discount to market prices, as well as providing additional volume rebates for purchases above certain thresholds. The supply available pursuant to this agreement satisfied most of our newsprint requirements.

     Aside from newsprint, our only other significant raw materials requirements are ink and press plates, which together accounted for approximately 1.3% of our total operating expenses, excluding depreciation and amortization, in the year ended December 31, 2005.
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
Regulation
     Federal and provincial laws do not directly regulate the publication of newspapers in Canada. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Income Tax Act (Canada). The Income Tax Act (Canada) limits the deductibility by Canadian taxpayers of advertising expenditures that are made in a newspaper other than a “Canadian issue of a Canadian newspaper.” For any given publication to qualify as a Canadian issue of a Canadian newspaper, the entity that publishes it, if publicly traded on a prescribed stock exchange in Canada, must ultimately be controlled, in law and in fact, by Canadian citizens and, if a private company, must be at least 75% owned, in law and in fact, in vote and in value, by Canadians. In addition, the publication must, with limited exceptions, be printed and published in Canada and edited in Canada by individuals resident in Canada. All of our newspapers qualify as “Canadian issues of Canadian newspapers” and, as a result, our advertisers generally have the right to deduct their advertising expenditures with us for Canadian tax purposes.
     Environmental Regulation
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
     The Company expects to incur ongoing capital and operating costs to maintain compliance with existing and future applicable environmental, and employee health and safety, laws and requirements. The Company does not anticipate that continuing compliance with such environmental laws will have a material adverse effect upon the Company’s competitive or consolidated financial position. Environmental laws and regulations and their interpretation, however, have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding our properties, may have had historic uses, including uses related to historic publishing operations, or may have current uses that may affect these properties and require further study or remedial measures. No material studies or remedial measures are currently anticipated or planned by us or required by regulatory authorities with respect to our properties. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.

     C — Organizational Structure
     The Company is a wholly-owned subsidiary of 3535991 Canada Inc., a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a 54.7% owned subsidiary of Quebecor Inc. The remaining 45.3% of Quebecor Media is owned by Capital d’Amérique CDPQ Inc., a subsidiary of the Caisse de dépôt et placement du Québec, Canada’s largest pension fund manager. The following chart illustrates the corporate structure of Sun Media as at December 31, 2005, including Sun Media’s main subsidiaries, principal business units and holdings, together with the jurisdiction of incorporation or organization of each entity.

     D — Property, Plants and Equipment
     The following table sets forth the location and sizes of the main facilities and other buildings of our eight urban dailies. No other single property that we currently use exceeds 50,000 square feet. Details are provided regarding the square footage we occupy, primary use of the property and current press capacity. Unless stated otherwise, we own all of the properties listed below.

			Floor Space
Address	Use of Property	Press Capacity (1)	Occupied (sq. ft.)
Toronto, Ontario 333 King Street East	Operations building, including printing plant – The Toronto Sun	4 Metro presses (32 units) and 1 Metroliner press (8 units)	263,600

Montréal, Québec 4545 Frontenac Street	Operations building, including printing plant – Le Journal de Montréal	3 Metro presses and 1 Cosmo press (37 units)	162,000

London, Ontario 369 York Street	Operations building, including printing plant – The London Free Press	2 Headliner presses (12 units) and 1 Urbanite press (8 units)	150,100

Calgary, Alberta 2615-12 Street NE	Operations building, including printing plant – The Calgary Sun	1 Headliner press (7 units)	90,000

Vanier, Québec 450 Bechard Avenue	Operations building, including printing plant – Le Journal de Québec	2 Urbanite presses (24 units)	74,000

Winnipeg, Manitoba 1700 Church Avenue	Operations building, including printing plant – The Winnipeg Sun	1 Urbanite press (15 units)	63,000

Edmonton, Alberta 9300-47 Street	Printing plant – The Edmonton Sun	1 Metro press (8 units)	49,600

Edmonton, Alberta 4990-92 Avenue	Operations building – The Edmonton Sun (leased until December 2013)	N/A	45,200

Gloucester, Ontario 4080 Belgreen Drive	Printing plant – The Ottawa Sun	1 Urbanite press (14 units)	23,000

Ottawa, Ontario 6 Antares Drive	Operations building (leased until October 2013)	N/A	19,300

(1)	A “unit” is the critical component of a press that determines color and page count capacity. All presses listed have between six and 15 units.
     Our Community Newspaper Group operates from 138 owned and leased facilities located in the communities that it serves, with building space totaling approximately 901,000 square feet. The Community Newspaper Group operates 18 web presses (159 units) and nine sheet fed presses in 21 operations across Canada.
     In August 2005, Quebecor Media approved a plan to invest in a new printing facility to be operated by an entity co-owned by Quebecor Media and our affiliate Quebecor World, which is also a subsidiary of Quebecor Inc. The new printing facility will be located in Toronto, Ontario in a building owned by Quebecor World. As part of this plan, Sun Media will outsource the printing of certain of its publications in Ontario to the new facility. The new facility should make it possible to consolidate some of our printing operations in Ontario and to strengthen the convergence among our Toronto media properties. In addition, in August 2005, Quebecor Media approved a plan to modernize and relocate the printing facilities of Le Journal de Montréal to a new 235,000 square foot printing facility located in Saint-Janvier-de-Mirabel, Québec, which will be owned by Quebecor Media. Each of these projects is expected to be completed in 2007.
     Our credit facility is secured by a first priority charge over all of our assets or those of our subsidiaries, as the case may be. Please see the description of our debt instruments under “Item 10. Additional Information — Material Contracts” of this annual report.
Item 4A. Unresolved Staff Comments
     Not applicable.

Item 5.	Operating and Financial Review and Prospects
     The following management’s discussion and analysis provides information concerning the operating results and financial condition of the Company for the year ended December 31, 2005 and the major changes from the last financial year. Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs from U.S. GAAP in certain respects. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, and the extent to which these differences affect our consolidated financial statements, see note 18 to our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005. This discussion should be read in conjunction with our audited consolidated financial statements and accompanying notes included in “Item 17. Financial Statements” of this annual report. This discussion contains forward-looking statements which are subject to a variety of factors that could cause actual results to differ materially from those expressed in, or contemplated by, these statements. See “Forward-Looking Statements” and “Item 3. Risk Factors.”
Overview
     Sun Media operates its newspaper businesses in both urban and community markets in Canada. Sun Media’s Urban Daily Group consists of eight paid daily newspapers, three free daily commuter publications and three free weekly publications in nine of the ten most populated markets in Canada. The Urban Daily Group also includes Sun Media’s distribution businesses, Messageries Dynamiques and Dynamic Press Group. Sun Media’s Community Newspaper Group includes the majority of the Company’s other publications, including nine paid daily community newspapers, 164 weekly newspapers and weekly shopping guides, and 19 agriculture and other specialty publications. The Community Newspaper Group includes NetMedia, which coordinates the distribution of advertising and promotional products across Canada. Sun Media also has 25 web press and 10 sheet fed press operations across Canada.
     In fiscal 2005, the Urban Daily Group accounted for 69.7% of Sun Media’s revenues and 69.4% of its adjusted EBITDA. We provide a definition of adjusted EBITDA under “Presentation of Financial Information” at the forepart of this annual report, and we provide a definition of adjusted EBITDA and a reconciliation of adjusted EBITDA to the most directly comparable Canadian GAAP measure, in note 8 under “Item 3. Key Information – Selected Financial Data.” Two of the Company’s daily newspapers, Le Journal de Montréal and the Toronto Sun, represent a significant portion of Sun Media’s revenues. In fiscal 2005, these two daily newspapers alone generated 32.4% of Sun Media’s consolidated revenue. Over the same period, the Community Newspaper Group accounted for 30.3% of the Company’s revenues and 30.6% of its adjusted EBITDA.
     Sun Media’s primary sources of revenue are advertising and paid circulation. Its principal categories of advertising revenues are classified, retail and national advertising. Classified advertising is made up of four principal categories: automobiles, private party, recruitment and real estate. Retail advertising is display advertising generally placed by local businesses and organizations. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Circulation revenues are derived from single copy sales made through retailers and vending boxes and subscription sales delivered to subscriber homes.
Developments in 2005
     In March, 2005, Sun Media, in partnership with Great Pacific Capital Partnership, a member of The Jim Pattison Group, launched a free daily commuter publication, Vancouver 24 Hours, in Vancouver, British Columbia. Vancouver 24 Hours is published Monday to Friday, circulates approximately 130,000 papers daily throughout the Greater Vancouver Area, and provides the Company with a platform for advertising revenue in Canada’s third largest urban market.

     In March 2005, the Company also acquired 100% of the outstanding shares of London Publishing Limited, which owns The Londoner, a free weekly publication in London, Ontario. Total cash consideration for the purchase was $0.8 million, including acquisition costs.
     In April 2005, the Company acquired Journal la Vallée, a free weekly community newspaper located in St-Sauveur, Québec, from Transcontinental Media G.P. (“Transcontinental”). Concurrently, the Company sold Beauport Express, a free weekly community newspaper located in Beauport, Québec, to Transcontinental. The Company paid cash consideration of $0.3 million to Transcontinental in connection with the exchange of the publications.
     In June 2005, the Company acquired four community newspaper publications: Morinville Mirror and Redwater Tribune, located near Edmonton, Alberta and Le Weekender and L’Horizon, located in Northern Ontario. Total cash consideration for these purchases was $1.0 million, including acquisition costs.
     In July 2005, the Company issued a $37.3 million convertible obligation to SUN TV Company (“SUN TV”), a related company in which we hold an investment, in a transaction designed for tax planning purposes. The convertible obligation matures on July 6, 2020, and bears interest at 10.50% payable semi-annually. Concurrently, the Company invested $37.3 million in Class A Preferred Shares of SUN TV (“SUN TV Preferred Shares”). The SUN TV Preferred Shares are redeemable at the option of the issuer or retractable at the option of the Company at the paid-up value, are non-voting and carry a 10.85% annual fixed cumulative preferential dividend payable semi-annually.
     In August 2005, Quebecor Media approved a plan to invest in a new printing facility to be operated by an entity co-owned by Quebecor Media and Quebecor World Inc., which are both under the common control of Quebecor Inc. The new printing facility will be located in Toronto, Ontario in a building owned by Quebecor World. As part of this plan, Sun Media will outsource the printing of certain of its publications in Ontario to the new facility. In addition, in August 2005, Quebecor Media approved a plan to modernize and relocate the printing facilities of Le Journal de Montréal to a new printing facility owned by Quebecor Media, which will be located in Saint-Janvier-de-Mirabel, Québec. These new facilities are expected to be fully operational in 2007. Management has not yet finalized its analysis of the impact of these two projects on work-force reduction costs.
Subsequent Events
     On January 17, 2006, Sun Media’s ultimate parent company, Quebecor Media, refinanced its debt. Concurrent with the closing of this refinancing, Sun Media’s credit agreement was amended for the addition of a new Term Loan C credit facility with a principal amount of $40.0 million that will mature in February 2009. On that same date, the proceeds of our new Term Loan C were paid as a reduction of paid-up capital to our shareholder, and ultimately to Quebecor Media, which used the proceeds in connection with its refinancing plan.
Trends
     The Company is highly dependent on advertising sales, which comprised 70.7% of total revenues in 2005. Advertising revenues are highly cyclical and seasonal in nature. In addition to our sensitivity to local, regional and national economic conditions, our newspapers rely heavily on advertising revenues from a relatively small number of industries. The most significant portion of Sun Media’s advertising revenues are derived from retail, classified and automotive advertising. Therefore, the Company’s ability to achieve revenue growth depends to a large degree on industries which have historically been sensitive to general economic cycles. Over the past few years, the traditional run of press advertising market for major multi-market retailers has been declining due to consolidation in the retail industry combined with a shift in marketing strategy toward other media. Furthermore, a reduction in the newspaper advertising market relating to the automotive sector has had a negative impact on our national sales. While these trends continue, the Company intends to reposition its products and distribution networks in order to sustain its market share.

     Circulation sales are another important revenue source for the Company, comprising 17.9% of total revenues. Circulation, measured in terms of copies sold, has been in general decline across the industry over the last ten years due to changing reader habits and the availability of other news sources such as television, radio and the Internet. Despite this trend, Sun Media’s circulation revenues increased from 2003 to 2004. However in 2005, the Company experienced a decline in circulation revenues. This was largely the result of aggressive promotional pricing of newspapers in certain key markets in an effort to maintain circulation market share. The Company will continue to investigate opportunities for strategic cover price changes and expanded home delivery sales in 2006 to manage circulation levels and maintain market share.
     Competition continues to be intense in the newspaper industry. Free commuter papers launched in the last few years and the growing number of competing daily newspapers and online services has put downward pressure on advertising and circulation revenue. In an effort to capitalize on these trends, Sun Media launched 24 Heures and 24 Hours in 2003, two free daily commuter newspapers in Montréal and Toronto, respectively. In 2005, Sun Media launched Vancouver 24 Hours in Vancouver, British Columbia. In addition, Sun Media continues to expand its Internet presence in order to develop new revenue streams. The Company will continue to seek opportunities to grow its business by leveraging its existing brands.
     Changes in the price of newsprint can have a significant effect on Sun Media’s operating results, as newsprint is the Company’s principal raw material expense and represented 15.0% of total operating expenses, excluding depreciation and amortization, in 2005. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility. We manage the effects of newsprint price increases through a combination of, among other things, managing waste, technology improvements, web width reduction, inventory management, and controlling the mix of editorial versus advertising content. To obtain more favorable newsprint pricing, we were party to a long-term newsprint supply agreement under which provides for a discount to market prices and certain volume discounts for purchases above certain thresholds. This supply agreement expired on December 31, 2005, although the supplier has continued to supply newsprint to us as we negotiate the renewal of the agreement through December 31, 2006. Under this agreement, we committed to purchase our newsprint exclusively from this producer and committed to a minimum annual purchase of 15,000 metric tonnes of newsprint.
     Salaries and benefits, which represented 49.9% of total operating expenses, excluding depreciation and amortization, in 2005, is the Company’s largest operating expense. Accordingly, rising labor, health care benefit and pension costs have had, and may in the future have, a negative effect on the Company’s operating results. Furthermore, labor relations could affect the Company’s business and results of operations, as approximately one-third of Sun Media’s employees are unionized. As of February 28, 2006, 22 of Sun Media’s collective bargaining agreements, representing approximately 646, or 32%, of Sun Media’s unionized employees, have expired. Negotiations regarding these 22 collective bargaining agreements are either in progress or will be undertaken in 2006. The Company cannot predict the outcome of our current negotiations or any future negotiations relating to collective bargaining agreements or union representation. Pending the outcome of such negotiations, the Company may experience work stoppages, strikes or other forms of labor protests, which could disrupt operations and adversely affect the Company’s business and results of operations.
Operating Results

	Year Ended December 31,
	2003	2004	2005
	(in millions, except adjusted EBITDA margin)
Revenues:
Advertising	$587.2	$619.2	$647.2
Circulation	165.3	170.3	164.3
Commercial printing and other	93.4	98.6	104.1

Total revenues	845.9	888.1	915.6

	Year Ended December 31,
	2003	2004	2005
	(in millions, except adjusted EBITDA margin)
Operating Expenses:
Wages and employee benefits	317.1	338.1	346.3
Newsprint	100.8	104.7	104.2
Other operating expenses	203.3	217.5	243.0

Total operating expenses	621.2	660.3	693.5

Adjusted EBITDA (1)	$224.7	$227.8	$222.1
Adjusted EBITDA margin (2)	26.6%	25.7%	24.3%

Net Income	$189.7	$156.7	$141.9

(1)	We define adjusted EBITDA under “Presentation of Financial Information” at the forepart of this annual report.

(2)	We define adjusted EBITDA margin as adjusted EBITDA as a percentage of total revenues.
Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004
Revenues
     The consolidated results for the year ended December 31, 2005 include 52 weeks as compared to the year ended December 31, 2004, which contained 53 weeks. The 53rd week in 2004 resulted in total additional revenues of approximately $14.3 million and total additional operating expenses of approximately $12.2 million as compared to the year ended December 31, 2005.
     Consolidated revenues for the year ended December 31, 2005 were $915.6 million, compared to $888.1 million for 2004, an increase of $27.5 million, or 3.1%.
     Advertising revenues were $647.2 million for the year ended December 31, 2005, an increase of $28.0 million, or 4.5%, from $619.2 million for fiscal 2004. Advertising revenues for the Urban Daily Group increased $15.3 million, or 3.5%. Significant growth drivers were our free daily commuter publications, including the new Vancouver 24 Hours publication in Vancouver launched in March of 2005, which, collectively, increased advertising revenue by $8.5 million.
     Advertising volumes for the Urban Daily Group newspapers increased 3.5% in fiscal 2005 compared to the same period last year, despite a 53rd week in 2004. The Company experienced strong growth in local sales, while corporate sales continued to be soft, as several large national advertisers reduced their spending in 2005. Advertising revenues in the Community Newspaper Group were very strong, increasing $12.6 million or 7.0% during the year ended December 31, 2005. The Community Newspaper Group operations experienced solid growth in all markets, including very strong results in the publications in Northern Alberta. Acquisitions and new products also contributed to the growth in the Community Newspaper Group.
     Circulation revenues were $164.3 million for the year ended December 31, 2005, a decrease of $6.0 million, or 3.5%, from $170.3 million in 2004. Circulation revenues for the urban daily newspapers decreased 3.9% and average circulation levels declined 1.6%, which is consistent with the trend of declining circulation over the past several years. Circulation revenues declined most significantly in highly competitive Toronto and Montreal markets which have implemented aggressive pricing strategies to maintain circulation levels and market share.
     Distribution, commercial printing and other revenues were $104.1 million for the year ended December 31, 2005, an increase of $5.5 million, or 5.6%, from $98.6 million in 2004. This increase is largely attributable to strong distribution revenues, which include advertising inserts and flyers.

Operating Expenses
     Wages and employee benefits were $346.3 million, an increase of $8.2 million, or 2.4%, from $338.1 million during 2004. The increase in wages and employee benefit expenses was the result of normal wage increases, increased commissions related to higher advertising revenues, as well as workforce increases relating to acquisitions and new products.
     Newsprint expense was $104.2 million, a decrease of $0.5 million from 2004. The decrease was due mainly to lower average newsprint prices and lower usage relating to decreased average circulation. These decreases were partly offset with increased costs relating to higher advertising volumes as well as acquisitions.
     Other operating expenses were $243.0 million for the year ended December 31, 2005, an increase of $25.5 million, or 11.7%, from $217.5 million in 2004. The increase was mainly due to higher external printing and circulation costs associated with the commuter papers and new products, as well as additional distribution costs relating to the sampling of newspapers. In addition, operating costs increased due to higher management fees paid to Quebecor Media.
     Adjusted EBITDA. Adjusted EBITDA for the year ended December 31, 2005 of $222.1 million was $5.7 million, or 2.5%, lower than adjusted EBITDA in 2004 of $227.8 million. The decline in adjusted EBITDA resulted from the negative impact of the 53rd week in 2004, losses from start-up operations, and declining results in the large Toronto and Montreal markets due to competitive pressures. The declines are partially offset by strong results in the Alberta urban dailies and the community newspapers.
     Adjusted EBITDA margin represents adjusted EBITDA as a percentage of revenues. Sun Media’s adjusted EBITDA margin for fiscal 2005 was 24.3%, compared to 25.7% for fiscal 2004.
     Financial Expenses. Financial expenses for the year ended December 31, 2005 were $46.7 million, compared to $51.1 million for the year ended December 31, 2004. The decrease of $4.4 million was largely due to a lower loss on financial instruments of $10.4 million, offset by a reduced foreign currency translation gain of $7.3 million. Furthermore, interest on long-term debt was lower by $0.5 million due to lower average debt.
     Depreciation and Amortization. Depreciation and amortization was $30.3 million in the year ended December 31, 2005, an increase of $4.3 million, or 16.5%, from $26.0 million in the prior year. The results for fiscal 2005 include an additional depreciation charge of $4.6 million relating to the shortened estimated useful life of the production equipment at Le Journal de Montréal and the Ontario printing facilities associated with the future consolidation and relocation of these printing plants.
     Dividend Income and Interest on Convertible Obligations. In a series of tax consolidation transactions, Sun Media has invested in certain preferred shares issued by Quebecor Media and SUN TV, and has concurrently issued convertible obligations to Quebecor Media and SUN TV. In 2005, Sun Media earned dividend income of $152.6 million (2004 — $147.5 million), comprised of $150.7 million (2004 – $147.5 million) on its investment in Quebecor Media Preferred Shares and $1.9 million (2004 — $nil) on its investment in SUN TV Preferred Shares. In the same period, Sun Media incurred interest expense of $148.2 million (2004 — $143.3 million) on its convertible obligations during the year ended December 31, 2005, comprised of interest expense on its convertible obligation to Quebecor Media of $146.4 million (2004 – $143.3 million) and interest expense on its convertible obligation to SUN TV of $1.9 million (2004 — $nil). The increase in dividend income and interest expense resulted mainly from an increase in the Company’s investment in Quebecor Media Preferred Shares and its convertible obligations to Quebecor Media. As at January 1, 2005, the Company’s aggregate investment in Quebecor Media Preferred Shares, and the convertible obligations to Quebecor Media, was $1.140 billion. In January 2005, Sun Media sold $150.0 million of its investment in Quebecor Media preferred shares and used the proceeds to redeem $150.0 million of its convertible obligations. In addition, in the same month, the Company increased its investment in Quebecor Media Preferred Shares by $255.0 million, and issued $255.0 million of its convertible obligations to Quebecor Media in exchange. As at December 31, 2005, the Company had an investment balance and a principal convertible obligation balance of $1.245 billion. In addition, in July 2005, the Company issued a $37.3 million convertible obligation to SUN TV, a related company in which we hold an investment. The convertible obligation matures on July 6, 2020, and bears interest at 10.50% payable semi-annually. Concurrently, the Company invested $37.3 million in Class A Preferred Shares of SUN TV (“SUN TV Preferred Shares”). See “Liquidity and Capital Resources — Liquidity and Capital Resource Requirements — Purchase of Shares of Quebecor Media and SUN TV and Service of Convertible Obligations.”
     Income Taxes. The Company’s income tax expense was $3.3 million for the year ended December 31, 2005, compared to $4.6 million in the prior year. The decrease in income tax expense was primarily due to lower taxable income in 2005 as compared to 2004. In 2005, excluding non-taxable dividend income of $152.6 million, the Company recorded losses before income taxes, equity losses and non-controlling interest of $3.1 million. This amount included unrealized capital losses of $7.0 million relating to the Company’s ineffective hedge, for which the Company recognized a full valuation allowance. As a result, the Company’s income tax expense in 2005 consisted primarily of future income taxes on a small amount of taxable income, and large corporation taxes. In 2004, excluding non-taxable dividend income of $147.5 million, the Company recorded income before income taxes, equity loss and non-controlling interest of $15.3 million. This amount included a gain on the sale of CP24 of $8.0 million, on which the income tax was nil, and unrealized capital losses of $3.1 million relating to the Company’s ineffective hedge, for which the Company recognized a full valuation allowance. As a result, the Company’s income tax expense in 2004 also consisted primarily of future taxes payable on a small amount of taxable income, and large corporation taxes.
     Net Income. Net income for the year ended December 31, 2005 was $141.9 million, compared to $156.7 million for the same period in fiscal 2004, a decrease of $14.8 million, or 9.5%. The decrease in net income was primarily due to an increase of $27.5 million in consolidated revenues, offset by a $37.4 million increase in operating expenses. In addition, results in 2004 included a gain of $8.0 million on the sale of CP24, while no such gain was recorded in 2005. These year-over-year declines were partially offset by lower interest expenses and lower tax expenses in 2005 compared to 2004.
Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003
     The consolidated results for the year ended December 31, 2004 include 53 weeks as compared to the year ended December 31, 2003, which only contained 52 weeks. The 53rd week in 2004 resulted in total additional revenues of approximately $14.3 million and total additional operating expenses of approximately $12.2 million as compared to the year ended December 31, 2003.
Revenues
     Consolidated revenues for the year ended December 31, 2004 were $888.1 million, compared to $845.9 million for 2003, an increase of $42.2 million, or 5.0%. For comparative purposes, if 2003 and 2004 figures were adjusted to exclude the acquisition of Annex Publishing and Printing and the start-up of the 24 Hours operations in Toronto, consolidated revenues increased $25.7 million, or 3.0%, over the prior year.
     Advertising revenues were $619.2 million for the year ended December 31, 2004, an increase of $32.0 million, or 5.5%, from $587.2 million for fiscal 2003. Excluding acquisitions and start-up operations, advertising revenues increased $19.3 million, or 3.3%. Advertising revenues for the urban daily newspapers, excluding start-up operations, increased $12.0 million, or 2.8%. During 2004, national and classified advertising revenues showed strong growth of 5.9% and 3.4%, respectively. Retail advertising revenues also showed some growth compared to 2003, despite weakness in corporate retail sales. Average advertising rates increased by 4.3% for the urban daily newspapers compared to the prior year. However, advertising volumes declined in fiscal 2004 compared to the same period last year, due to softness in corporate sales. Advertising revenues in the community group, excluding acquisitions, increased 4.4% to $169.6 million during the year ended December 31, 2004.

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
     Other operating expenses were $217.5 million for the year ended December 31, 2004, an increase of $14.2 million, or 7.0%, from $203.3 million in 2003. Excluding acquisitions and start-up operations, other operating expenses increased by $4.1 million, or 2.1%, mainly due to increased circulation costs, from higher gas prices, professional fees related to the Sarbanes-Oxley Act of 2002 and higher management fees paid to Quebecor Media.
     Adjusted EBITDA. Adjusted EBITDA for the year ended December 31, 2004 of $227.8 million was $3.1 million, or 1.4%, higher than adjusted EBITDA for 2003 of $224.7 million. Excluding acquisitions and start-up operations, adjusted EBITDA increased by $4.1 million, or 1.8%. The improvement in adjusted EBITDA resulted from positive impact of the 53rd week in 2004 and higher revenues, offset partly by higher salaries, newsprint, circulation and administrative costs compared to the prior year.
     Adjusted EBITDA margin represents adjusted EBITDA as a percentage of revenues. Sun Media’s adjusted EBITDA margin for fiscal 2004 was 25.7%, compared to 26.6% for fiscal 2003. Excluding acquisitions and start-up operations, our adjusted EBITDA margin was 26.5% for fiscal 2004.
     Depreciation and Amortization. Depreciation and amortization was $26.0 million in the year ended December 31, 2004, a decrease of $1.6 million, or 5.6%, from $27.6 million in the prior year. The Company had fully depreciated certain of its software assets by the end of 2003, resulting in lower depreciation in 2004.
     Financial Expenses. Financial expenses for the year ended December 31, 2004 were $51.1 million, compared to $44.0 million for the year ended December 31, 2003. Excluding the foreign currency translation gain on a portion of the Company’s Senior Notes of $15.0 million and the loss on financial instruments of $21.3 million, financial expenses increased $0.9 million compared to the prior year. The increase was due to lower investment income of $1.7 million and a foreign exchange loss of $0.5 million, offset by lower interest rates on the Company’s debt, due to lower variable interest rates, and a reduction in applicable margins paid by the Company. The foreign exchange loss of $0.5 million related to the voluntary repayment of US$17.0 million (Cdn$25.8 million) on the Company’s Term Loan B credit facility, and the unwinding of related hedging contracts.
     Dividend Income and Interest on Convertible Obligations. Sun Media earned dividend income of $147.5 million on its investment in Quebecor Media Preferred Shares during the year ended December 31, 2004, compared to $224.6 million during the year ended December 31, 2003. Concurrently, Sun Media incurred interest expense of $143.3 million on its convertible obligations to Quebecor Media during the year ended December 31, 2004, compared to $218.3 million during the same period in 2003. The decline in dividend income and interest expense resulted from a decrease in the Company’s investment in Quebecor Media Preferred Shares and its convertible obligations to Quebecor Media. As at January 1, 2004, the Company’s investment in Quebecor Media Preferred Shares and the convertible obligations to Quebecor Media was $1.590 billion. On January 14, 2004, the Company disposed of $450.0 million of its investment in Quebecor Media Preferred Shares, and used the proceeds to redeem $450.0 million of its convertible obligations. As at December 31, 2004, the Company had an investment balance and a principal convertible obligation balance of $1.140 billion.
     Gain on Disposition of CP24. In fiscal 2004, Sun Media recorded a gain on the disposition of the Company’s 29.9% interest in CP24 of $8.0 million (see note 1(c)) to our audited consolidated financial statements).
     Income Taxes. The Company’s income tax expense was $4.6 million for the year ended December 31, 2004, compared to an income tax recovery of $20.3 million in the prior year. Excluding the non-taxable dividend income on the Quebecor Media Preferred Shares of $147.5 million in 2004 and $224.6 million in 2003, the effective tax rate was 34.6% in fiscal 2004, compared to 32.9% in fiscal 2003. The movement in the effective tax rates is partially attributable to higher statutory tax rates (net of tax rate reductions) in 2004 compared to 2003. As well, the Company recognized a valuation allowance on capital losses arising in 2004, while a portion of its capital gains realized in 2003 were not taxable.
     Net Income. Net income for the year ended December 31, 2004 was $156.7 million, compared to $189.7 million for the same period in fiscal 2003, a decrease of $33.0 million, or 17.4%. The decrease in net income was primarily due to higher income taxes and financial expenses in the year.
Liquidity and Capital Resources
Liquidity and Capital Resource Requirements
Sun Media’s principal liquidity and capital resource requirements consist of:
•	Payment of dividends or other distributions;

•	Capital expenditures to augment and update facilities;

•	Service and repayment of debt;

•	Purchase of the Quebecor Media and SUN TV Preferred Shares and service of the convertible obligations issued to Quebecor Media and SUN TV;

•	Business acquisitions; and

•	Contractual requirements and other commercial commitments.

     Payment of Dividends or Distributions. In the year ended December 31, 2005, Sun Media paid dividends of $169.7 million, or $134.54 per common share on our 1,261,001 outstanding common shares, to its shareholder. In 2004, Sun Media paid dividends of $135.1 million, or $107.15 per common share, to its shareholder. Sun Media expects, to the extent permitted by the terms of its indebtedness and applicable law, to continue to pay significant dividends or other distributions to its shareholder (ultimately Quebecor Media) in the future.
     Capital Expenditures to Augment and Update Facilities. In the year ended December 31, 2005, the Company spent $15.7 million to fund capital expenditures. The Company spent $2.4 million in the year ended December 31, 2005 to upgrade its printing facility in Leduc, Alberta, for a total project cost of approximately $3.0 million. The press upgrade enables the Company to pursue new sources of revenue, including color and other commercial printing business, while realizing cost savings through improved operational efficiencies.
     Sun Media is investing in new information systems across the Company. In the year ended December 31, 2005, the Company spent $1.4 million on new circulation and classified advertising billing systems, and expects to spend an additional $0.6 million to complete its installations in 2006. This new technology will replace old systems and will enable the Company to realize operational efficiencies, cost savings and improve customer service levels.
     The Company does not currently have any significant capital commitments; however, management is continually evaluating capital projects for opportunities to improve the operational efficiency and financial results of the Company.
     Service and Repayment of Debt. During the year ended December 31, 2005, Sun Media made net cash interest payments of $40.4 million and debt repayments of $3.5 million on its long-term debt. In the year ended December 31, 2004, Sun Media made net cash interest payments of $42.6 million and repayments on its long-term debt of $29.3 million.
     Purchase of Shares of Quebecor Media and SUN TV and Service of Convertible Obligations. Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, Sun Media has in the past entered into certain transactions involving the purchase of preferred shares of its parent, Quebecor Media and a related company, SUN TV, and the corresponding issuance of convertible obligations to these entities. As a result of these transactions, we recognize significant income tax benefits.
     On January 14, 2005, Sun Media sold $150.0 million of its investment in the Quebecor Media Preferred Shares, and used the proceeds on the same day to redeem $150.0 million of its convertible obligations. In addition, the Company issued a new convertible obligation to Quebecor Media in the amount of $255.0 million (“2020 Convertible Obligation Issue”). This new convertible obligation matures on January 14, 2020, bears interest at 10.5% payable semi-annually and otherwise has terms and conditions substantially similar to its existing convertible obligations. The Company used the proceeds from the issuance of the 2020 Convertible Obligation Issue to invest in an additional $255.0 million of Quebecor Media Preferred Shares (“10.85% Cumulative Preferred Series F Shares”) carrying a 10.85% annual fixed cumulative preferred dividend payable semi-annually and otherwise having terms and conditions, including redemption provisions, substantially similar to the Quebecor Media 12.5% Cumulative Preferred Series A Shares.
     As of December 31, 2005, and taking into account the transactions completed on January 14, 2005, we had entered into several back-to-back transactions with Quebecor Media pursuant to which we issued convertible obligations to Quebecor Media in aggregate principal amount of $1.245 billion and used the proceeds to invest in $1.245 billion of Quebecor Media preferred shares. The convertible obligations will mature in 2007, 2008 and 2020, and they bear interest at rates ranging between 10.75% and 12.15% payable semi-annually. The preferred shares of Quebecor Media in which we invested the proceeds from the convertible obligations are redeemable at the option of Quebecor Media and are retractable at our option at the paid-up value. They carry a fixed cumulative preferential dividend payable semi-annually.

     The following tables summarize Sun Media’s issuance of convertible obligations to Quebecor Media, and investments in Quebecor Media preferred shares:

	Convertible Obligation Issue
	2007	2008	2020	Total
	(in millions)
Issue or Redemption Date

July 9, 2001	$1,600.0	$—	$—	$1,600.0

Balance — December 31, 2001	1,600.0	—	—	1,600.0
November 28, 2002	—	350.0	—	350.0

Balance — December 31, 2002	1,600.0	350.0	—	1,950.0
July 31, 2003	(265.0)	(95.0)	—	(360.0)

Balance — December 31, 2003	1,335.0	255.0	—	1,590.0
January 14, 2004	(450.0)	—	—	(450.0)

Balance — December 31, 2004	885.0	255.0	—	1,140.0
January 14, 2005	(150.0)	—	255.0	105.0

Balance — December 31, 2005	$735.0	$255.0	$255.0	$1,245.0

	Quebecor Media Preferred Shares
	12.5% Series A	10.85% Series F	Total
	(in millions)
Issue or Redemption Date
July 9, 2001	$1,600.0	$—	$1,600.0

Balance — December 31, 2001	1,600.0	—	1,600.0
November 28, 2002	350.0	—	350.0

Balance — December 31, 2002	1,950.0	—	1,950.0
July 31, 2003	(360.0)	—	(360.0)

Balance — December 31, 2003	1,590.0	—	1,590.0
January 14, 2004	(450.0)	—	(450.0)

Balance — December 31, 2004	1,140.0	—	1,140.0
January 14, 2005	(150.0)	255.0	105.0

Balance —December 31, 2005	$990.0	$255.0	$1,245.0

     See also note 5 to our audited consolidated financial statements.
     In July 2005, Sun Media issued a $37.3 million convertible obligation to SUN TV, a related company in which we hold an investment. The convertible obligation matures on July 6, 2020, and bears interest at 10.50% payable semi-annually. Concurrently, Sun Media invested $37.3 million in Class A Preferred Shares of SUN TV. The SUN TV Preferred Shares are redeemable at the option of the issuer or retractable at the option of Sun Media at the paid-up value, are non-voting and carry a 10.85% annual fixed cumulative preferential dividend payable semi-annually. See also note 6 to our audited consolidated financial statements.
     As at December 31, 2005, Sun Media’s total investment in the Quebecor Media and SUN TV Preferred Shares was $1.282 billion, with dividend income receivable of $71.1 million. During the year ended December 31, 2005, Sun Media made cash interest payments of $142.7 million (2004 — $166.5 million) on the convertible obligations to Quebecor Media and $1.7 million on the convertible obligations to SUN TV. During the same period, Sun Media received cash dividends of $146.9 million (2004 — $171.2 million) from its investment in the Quebecor Media Preferred Shares, and $1.8 million from its SUN TV Preferred Shares.
     Business Acquisitions. In the year ended December 31, 2005, the Company acquired five community newspaper operations for total cash consideration of $1.8 million, including acquisition costs. In addition, the Company paid cash consideration of $0.3 million on an exchange of publications with Transcontinental Media G.P.
Contractual Obligations and Commitments
     Sun Media’s material obligations under firm contractual arrangements, including commitments for future payments under the convertible obligations, long-term debt arrangements and operating lease arrangements as of December 31, 2005, are described in notes 5, 6, 9 and 12 to our audited consolidated financial statements, and can be summarized as follows:

	Payments Due By Period
			2007	2009	More than
Contractual Obligations:	Total	2006	and 2008	and 2010	5 years
	(dollars in millions)
Convertible obligations	$1,282.3	$—	$990.0	$—	$292.3
Interest payments on convertible obligations	728.9	220.0	168.3	61.4	279.2
Long-term debt	466.3	2.7	5.4	223.0	235.2
Interest payments (1)	225.6	41.9	81.8	45.9	56.0
Operating leases and other	38.1	13.4	13.8	6.3	4.6

Total contractual cash obligations	$2,741.2	$278.0	$1,259.3	$336.6	$867.3

(1)	Estimate of interest to be paid on long-term debt based on the interest rates and foreign exchange rate as at December 31, 2005.
     As of December 31, 2005, the outstanding principal balance on the convertible obligations was $1.282 billion and $69.0 million in unpaid interest which was due and paid on January 14, 2006. The principal amount of $735.0 million matures on July 14, 2007, and the principal amount of $255.0 million matures on November 28, 2008. The remaining principal amount of $292.3 million matures in January 2020.
     The Company’s long-term debt consists of our $75.0 million five-year revolving credit facility, which matures in February 2008, a six-year US$230.0 million Term Loan B maturing in February 2009 and our 7 5/8% Senior Notes due February 2013. As at December 31, 2005, no amounts were drawn on our $75.0 million revolving credit facility and the aggregate amount outstanding under our Term Loan B was US$198.7 million, with an effective interest rate of 6.24% on the aggregate amount in U.S. dollars. The Term Loan B is subject to mandatory repayments of US$575,000 per quarter during the term of the loan. On January 17, 2006, in connection with Quebecor Media’s refinancing plan, Sun Media amended its credit agreement for the addition of a $40.0 million Term Loan C. This Term Loan C was fully drawn on January 17, 2006, and the proceeds were used to fund a reduction in paid-up capital held by our shareholder. This Term Loan C matures in February 2009; it is not reflected in the table of contractual obligations above, which is as of December 31, 2005.
     As at December 31, 2005, the outstanding principal amount of our 7 5/8% Senior Notes was US$205.0 million.
     Sun Media rents equipment and premises under various operating leases, and enters into long-term commitments to purchase services and capital. As of December 31, 2005, minimum payments under these leases and agreements over the next five years and thereafter will be approximately $38.1 million in aggregate.

     In addition, in 2002 the Company entered into a five-year management services agreement with Quebecor Media pursuant to which Quebecor Media provides the Company with internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services expiring December 2006. This agreement provides for an annual management fee of $6.6 million in 2004, $9.1 million in 2005 and $7.7 million in 2006. In addition, Quebecor Media is entitled to reimbursement for out-of-pocket expenses incurred in connection with the services provided under the agreement. The agreement also provides that in no event may the fees and reimbursements paid to Quebecor Media for any given year exceed 1.5% of Sun Media’s consolidated revenues for such year.
     Other Commercial Commitments. Sun Media had a long-term agreement, which expired on December 31, 2005, with a newsprint manufacturer for the supply of all of its newsprint purchases. Although the agreement has expired, the supplier has continued to supply newsprint to us while we negotiate a renewal of this agreement through December 31, 2006. This agreement provides for a discount to market prices and additional volume discounts for purchases above certain thresholds. Under this agreement, Sun Media committed to purchasing its newsprint supply exclusively from this manufacturer, and committed to a minimum annual purchase of 15,000 metric tonnes of newsprint. We used approximately 150,000 metric tonnes of newsprint in our operations in 2005.
Sources of Liquidity and Capital Resources
     Sun Media’s primary sources of liquidity and capital resources are:
•	Funds from operations;

•	Financing from related party transactions;

•	Debt from capital markets borrowings and bank financing; and

•	Business dispositions.
     Funds from Operations. Cash provided by operations for the year ended December 31, 2005 of $181.4 million was $4.0 million more than for the year ended December 31, 2004 of $177.4 million. Cash provided by the change in non-cash working capital increased by $6.5 million, largely due to the Company’s decision to make a significant prepayment on newsprint purchases in the fourth quarter of 2004, while a comparable prepayment was not made in the fourth quarter of 2005. This increase in cash was offset by a significant decrease in tax refunds, as the Company’s ability to recover prior years’ taxes was fully realized at the end of 2004. The 2004 tax refunds represent the recovery of taxes paid in prior years, as a result of carrying back tax losses generated primarily from the interest expense on the Company’s convertible obligations. Increased accounts receivable, largely due to a significant new distribution contract and higher sales, further reduced cash flow.
     Financing from Related Party Transactions. The Company has entered into certain tax loss consolidation transactions with its ultimate parent company, Quebecor Media and a related company, SUN TV. These transactions involve the purchase of preferred shares and the issuance of convertible obligations, as further described under “— Liquidity and Capital Resource Requirements — Purchase of Shares of Quebecor Media and SUN TV and Service of Convertible Obligations.” On January 14, 2005, Sun Media issued an additional net amount of $105.0 million of convertible obligations to Quebecor Media, and used the net proceeds to invest in an additional net amount of $105.0 million of Quebecor Media Preferred Shares. On July 12, 2005, the Company issued a $37.3 million obligation to SUN TV and used the net proceeds to invest in $37.3 million of SUN TV Preferred Shares. As at December 31, 2005, Sun Media’s total investment in the Quebecor Media and SUN TV Preferred Shares was $1.282 billion, with dividend income receivable of $71.1 million. During the year ended December 31, 2005, Sun Media received cash dividends of $148.7 million from its investment in the Quebecor Media and SUN TV Preferred Shares, compared to $171.2 million during the year ended December 31, 2004.
     Debt from Capital Market Borrowings and Bank Financing. On February 7, 2003, Sun Media issued US$205.0 million (or Cdn$312.2 million on February 7, 2003) of its Senior Notes. Concurrently with the completion of the private placement offering of the Senior Notes, Sun Media entered into a new senior secured credit facility consisting of a $75.0 million revolving facility and a US$230.0 million (or Cdn$349.0 million on February 7, 2003) Term Loan B. Sun Media used the net proceeds from the issuance of the Senior Notes and borrowings under the new credit facility, totaling $655.8 million, as well as additional cash then available to repay borrowings of $301.5 million under Sun Media’s previous credit facility, redeem two series of senior subordinated notes with an outstanding aggregate principal amount of $205.7 million, pay a dividend to our shareholder in the amount of $260.0 million and pay financing fees on these refinancing transactions of $11.3 million.
     Sun Media’s principal sources of cash are cash generated from operations and borrowings available under the credit facility. As at December 31, 2005, no amounts were drawn on the $75.0 million revolving credit facility.
     The credit facility contains covenants that restrict the declaration and payment of dividends and other distributions, as well as financial ratios such as maximum leverage, interest coverage and fixed charge coverage ratios. The Senior Notes also contain covenants restricting the Company’s ability to declare and pay dividends, and make other distributions. Sun Media has always operated within its financial ratios and expects to continue to do so in 2006. In the past, the Company has paid significant dividends to its shareholder and currently expects to pay significant dividends in 2006, to the extent permitted by its debt covenants and applicable law.
     On January 17, 2006, subsequent to the year-end, the Company amended its credit facility, adding a new term facility that matures in February 2009 (“Term Loan C ”). The proceeds from the Term Loan C were paid as a reduction of paid up capital to Sun Media’s shareholder, and the proceeds were ultimately used by Quebecor Media in connection with its refinancing plan. In addition to the Term Loan C, the Company made certain amendments to its credit facility, including (i) increased ability to invest in the business; (ii) a higher maximum leverage ratio; and (iii) increased ability to distribute cash flows to its shareholder.
Cash Management and Financial Position
     Management expects that its principal needs for cash relating to Sun Media’s existing operations will be to fund operating activities and working capital, capital expenditures, distributions to its shareholder and debt service. We believe that cash flow from operations and the available sources of financing described above will be sufficient to cover our principal cash requirements. The Company also intends to continue investigating potential business acquisitions that would complement existing operations. The Company would expect to fund a smaller acquisition with cash from operations or borrowings under its existing credit facility. A larger acquisition would be financed through sources such as long-term debt or additional bank financing, to the extent permitted by the Company’s debt covenants.
     As at December 31, 2005, Sun Media had cash and cash equivalents of $22.8 million and total long-term debt, including the current portion, was $466.3 million. This represents a decrease in debt of $18.0 million from the December 31, 2004 balance of $484.3 million, resulting from mandatory debt repayments in the aggregate amount of $3.5 million and fluctuations in the U.S. exchange rate.
Financial Instruments
     On February 7, 2003, the Company entered into forward contracts to hedge foreign exchange fluctuations related to the principal amount of the Senior Notes maturing in February 2013. These contracts have the effect of converting the principal repayment on maturity of the Senior Notes from US$205.0 million to

Cdn$312.2 million. The Company also entered into fixed and floating cross currency interest rate swaps to hedge foreign exchange fluctuations related to (i) the interest on the Senior Notes and (ii) the principal and interest on the portion of the credit facility denominated in U.S. dollars. The effect of these agreements is to convert the Company’s obligation to service interest and principal payments on the debt from U.S. dollars to Canadian dollars.
     Furthermore, Sun Media may use financial instruments to manage interest rate and foreign exchange exposure on material purchases in foreign currency, such as capital equipment. The Company does not use financial instruments for trading or speculative purposes.
     In the second quarter of 2004 the Company discontinued hedge accounting for one of its financial instruments used to hedge foreign exchange fluctuations on a portion of the principal and interest of the Company’s Senior Notes, as it was no longer considered an effective hedge under CICA Accounting Guideline AcG-13, Hedging Relationships. Despite the Company’s discontinuation of hedge accounting for that financial instrument and the associated debt, the Company believes that all of its financial instruments continue to adequately serve their original intended purpose of managing Sun Media’s exposure to fluctuations in foreign currency exchange rates.
Off-Balance Sheet Arrangements
Guarantee Agreements
     Sun Media has entered into guarantee agreements with third parties that may result in an obligation to Sun Media, depending on certain events that would trigger the liability. These guarantees are described below:
     Operating Leases. The Company has guaranteed a portion of the residual values of certain leased assets under operating leases that expire between 2006 and 2010. If the fair value of an asset at the end of its lease term is less than the expected fair value as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. As at December 31, 2005, the maximum aggregate exposure to the Company in respect of these guarantees was $2.1 million. The Company has not recorded a liability associated with these guarantees, as it is unable to estimate potential payments under such guarantees. Historically, payments of this nature have not been significant.
     Business and Asset Disposals. In connection with certain dispositions of businesses or assets, the Company may provide customary representations and warranties that range in duration and for which a maximum dollar amount may not be specified. In addition to indemnification provisions relating to failure to perform covenants and breach of representations and warranties, the Company may agree to indemnify the purchaser against claims from the Company’s past conduct of the business. The Company is unable to estimate an aggregate exposure in respect of these indemnity provisions because the provisions may not limit the Company’s potential liability if a triggering event were to occur. Accordingly, amounts are generally not accrued in the consolidated financial statements with respect to these indemnification agreements unless such payments become probable and reasonably estimable.
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

Contingencies
     Sun Media experiences routine litigation, including defamation actions, in the normal course of its business. Sun Media is currently involved in a number of legal proceedings pending against it and its subsidiaries. Sun Media believes that the outcome of these pending legal actions will not have a material adverse effect on Sun Media’s results of operations, liquidity or its financial position.
Critical Accounting Policies and Estimates
     The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to key economic assumptions used in determining the allowance for doubtful accounts, the useful life of assets for amortization and evaluation of expected future cash flows to be generated by assets, the determination of pension and post-retirement benefits, provisions for income taxes and determination of future income tax assets, liabilities and the determination of the fair value of financial instruments. Actual results could differ from these estimates.
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
     The Company evaluates its allowance for uncollectible trade accounts receivable based on customers’ credit history and payment trends. Allowance for sales returns are based on the Company’s historical rate of return.
Long-lived Assets
     Sun Media reviews the carrying values of its property, equipment and intangible assets with finite lives if events or changes in circumstances indicate that the asset may be impaired. Impairment is determined by comparing the carrying amount of the assets to the expected undiscounted cash flows the assets are expected to generate. If these assets are considered to be impaired, a write down equal to the excess of the carrying value over the amount recoverable is charged to the Consolidated Statement of Income.
     Sun Media also evaluates goodwill for impairment, on at least an annual basis and whenever events or circumstances indicate that the carrying amount may not be recoverable from its estimated future cash flows. Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit’s carrying amount of net assets, including goodwill, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired, and a second test is performed to measure the amount of impairment loss. Some of the newspapers operate in highly competitive markets. Adverse changes in market conditions or readership trends in the newspapers could result in an impairment charge of goodwill in the future.
     In management’s determination of the recoverability of property, equipment, intangible assets and goodwill, estimates used in preparing the undiscounted cash flows and determining the fair values of reporting units are based on historical customer patterns, industry trends and existing competitive factors believed to be reasonable under the circumstances. Actual results may differ from these estimates due to changes in assumptions or conditions, potentially resulting in an impairment of the value and life of long-lived assets.

Employee Future Benefits
     Pension Plans. The Company offers defined benefit pension plans and defined contribution pension plans to various employee groups. Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Pension plan expense is charged to operations and includes:
•	Cost of pension plan benefits provided in exchange for employee services rendered during the year;

•	Amortization of the initial net transition asset, prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans; and

•	Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets at the beginning of the year over the expected average remaining service period of the active employee group covered by the plans.
     Actuarial gains and losses arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation.
     Weighted average assumptions for the pension benefit plans in 2005 included a discount rate of 5.0% on the Company’s benefit obligation and 6.0% on the Company’s current pension expense, an expected return on plan assets of 7.50%, and compensation increases of 3.5%. The expected average remaining service period of the active employee group covered by the plans is between 10 and 16 years. The Company uses the fair value at year-end to evaluate plan assets for the purpose of calculating the expected return on plan assets.
     Post-retirement Benefits. The Company offers health, life and dental insurance plans to various retired employee groups. The Company accrues the cost of post-retirement benefits, other than pensions. The Company funds these benefits as they become due. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year over the expected average remaining service life of the active employee group covered by the plans.
     Weighted average assumptions for other benefit plans in 2005 included a discount rate of 5.0% on the Company’s benefit obligation, and 6.0% on the current pension expense, and a compensation increase of 3.5%. The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 8.6%. This rate was assumed to decrease gradually to 5.0% over nine years and remain at that level thereafter. An increase of 1% in the assumed health care cost trend would increase the current annual service and interest costs by $0.6 million and benefit obligations by $6.0 million. A decrease of 1% in the assumed health care cost trend would decrease the current annual service and interest costs by $0.4 million and benefit obligations by $4.6 million.
Income Taxes
     Future income taxes are recorded to account for the effects of future taxes on transactions occurring in the current period. Future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rate on future income tax assets and liabilities is recognized in income in the period that includes the enactment or substantive enactment date. Future income tax assets are recognized and a valuation allowance is provided if realization is not considered “more likely than not”.
     Management uses judgment and estimates in determining the appropriate rates and amount to record for future taxes, giving consideration to timing and probability. This would include estimating the timing of reversals in differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The recording of future tax assets also requires an assessment of recoverability. A valuation allowance is recorded when Sun Media does not believe, based on all available evidence, that it is more likely than not that all of the future tax assets recognized will be realized prior to their expiration. This assessment includes a projection of future year earnings based on historical results and change in operations.
Derivative Financial Instruments
     The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedging transactions. This process includes linking all derivatives to specific assets and liabilities or to specific firm commitments. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
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
Canadian and United States Accounting Policy Differences
     Sun Media prepares its financial statements in accordance with Canadian GAAP, which differs in certain respects from GAAP in the United States. The areas of material differences and their impact on the financial statements are described in note 18 to our audited consolidated financial statements.
Recent Canadian GAAP Accounting Pronouncements
     In June 2005, the CICA issued Section 3831, Non-Monetary Transactions. This revised standard requires all non-monetary transactions to be measured at fair value, subject to certain restrictions. This revised standard is effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006 and early adoption is permitted only as of the beginning of a fiscal period beginning on or after July 1, 2005. We plan to adopt this new standard for any applicable future non-monetary transactions.
     In January 2005, CICA published Section 3855, Financial Instruments — Recognition and Measurement, Section 3865, Hedges, and Section 1530, Comprehensive Income. Section 3855 sets forth standards governing when and in what amount a financial instrument is to be recorded on the balance sheet. Financial instruments are to be recognized at fair value in some cases, at cost-based value in others. The section also stipulates standards for reporting gains and losses on financial instruments. Section 3865 is an optional application that allows entities to apply treatments other than those provided under Section 3855 to eligible operations they choose to designate, for accounting purposes, as being part of a hedging relationship. It expands on the guidance in Accounting Guideline 13, Hedging Relationships, and Section 1650, Foreign Currency Translation, specifying the application of hedge accounting and the information that is to be reported by the entity. Section 1530 provides a new requirement that certain gains and losses be temporarily accumulated outside net income and recognized in other comprehensive income.
     New standards in Sections 3855, 3865 and 1530 will become effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption of these new standards is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. We are currently assessing the impact that these new standards will have on our financial statements prepared in accordance with Canadian GAAP. We believe, however, that these new standards are similar to those currently used for U.S. GAAP purposes.
Recent United States GAAP Accounting Pronouncements
     In June 2005, FASB issued Statement No. 154, Accounting Changes and Error Corrections. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. FAS 154 requires retroactive application for changes in accounting principle, unless it is impracticable to determine either the cumulative effect or the period-specific effects of the change.
     In December 2004, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets (SFAS 153), which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We plan to adopt this new standard for any applicable future non-monetary transactions.

Item 6. Directors, Senior Management and Employees
Directors and Senior Management
     The following table presents information concerning our directors and executive officers as of March 1, 2006:

Name and Municipality of Residence	Age	Position
Serge Gouin	62	Director and Chairman of the Board
Outremont, Québec
Pierre Francoeur	53	Director and President and Chief Executive Officer
Ste-Adèle, Québec
Jean La Couture(1)	59	Director and Chairman of the Audit Committee
Montréal, Québec
André Delisle(1)	59	Director
Montréal, Québec
A. Michel Lavigne(1)	55	Director
Brossard, Québec
Pierre Karl Péladeau	43	Director
Montréal, Québec
Mark D’Souza	45	Vice President
Beaconsfield, Québec
Kin-Man Lee	42	Vice President and Chief Financial Officer
Richmond Hill, Ontario
David Swail	49	Vice President Operations, Central Canada
North York, Ontario
J. Craig Martin	50	Vice President Operations, Western Canada
Sherwood Park, Alberta
James A. Muir	56	Senior Vice President, Sales
Toronto, Ontario
Serge Gosselin	52	Vice President, Corporate Editorial
Longueuil, Québec
Cheryl A.M. Phillips	52	Vice President, Corporate Sales Development
Toronto, Ontario
Robert Harris	53	Vice President, New Business Development
Oakville, Ontario
Nolin Richard	46	Vice President, Corporate Production and Procurement
Lorraine, Québec
Louis St-Arnaud	59	Vice President, Legal Affairs
Mont St-Hilaire, Québec
Christopher R. Krygiel	47	Vice President, Human Resources
Mississauga, Ontario
Monika Piotrowski	43	Vice President, Information Technology
Caledon, Ontario
Steve Angelevski	44	Vice President, Corporate Distribution
Markham, Ontario
Nancy Rendle	36	Vice President, Corporate Controller
Toronto, Ontario
Jean-François Pruneau	35	Treasurer
Repentigny, Québec
Lyne Robitaille	43	Publisher and President, Le Journal de Montréal
Laval, Québec

Name and Municipality of Residence	Age	Position
Ed Huculak	56	Publisher and Chief Executive Officer, The Winnipeg Sun
East St. Paul, Manitoba
Guy Huntingford	49	Publisher and Chief Executive Officer, The Calgary Sun
Calgary, Alberta
Jean-Claude L’Abbee	55	Publisher and Chief Executive Officer, Le Journal de Québec
Québec City, Québec
Susan Muszak	43	Publisher and Chief Executive Officer, The London Free Press
London, Ontario
Gordon Norrie	47	Publisher and Chief Executive Officer, The Edmonton Sun
Sherwood Park, Alberta
Rick Gibbons	52	Publisher and Chief Executive Officer, The Ottawa Sun
Kanata, Ontario
Claudine Tremblay	52	Corporate Secretary
Nun’s Island, Québec
Stéphanie Lachance	33	Assistant Corporate Secretary
Mount-Royal, Québec
Bernard Pageau	53	Assistant Corporate Secretary
Laval-Des-Rapides, Québec

(1)	Member of our Audit Committee.
     Serge Gouin, Director and Chairman of the Board of Directors. Mr. Gouin has been a Director and Chairman of the Board of Directors of Sun Media Corporation since May 2004. Mr. Gouin has also been a Director of Quebecor Media Inc. since May 2001, and he re-assumed the position of Chairman of the Board of Directors in May 2005, having also held that position from January 2003 to March 2004. Mr. Gouin served as President and Chief Executive Officer of Quebecor Media Inc. from March 2004 until May 2005. Mr. Gouin also has served as Director and Chairman of the Board of Directors of Videotron Ltd. since July 2001. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from 1998 to 2003. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Groupe Vidéotron in Montreal. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of TVA Group Inc. Mr. Gouin is also a member of the Board of Directors of Cott Corporation, Onex Corporation, Cossette Communication Group Inc and of TVA Group Inc.
     Pierre Francoeur, Director and President and Chief Executive Officer. Mr. Francoeur has served as President and Chief Executive Officer of Sun Media Corporation since May 2001, and as a Director of Sun Media Corporation since June 2001. In March 2005, he was appointed President and Chief Operating Officer of Quebecor Media Inc. From 1995 to March 2005, Mr. Francoeur served as Publisher and Chief Executive Officer of Le Journal de Montréal newspaper. From June 2000 to May 2001 Mr. Francoeur served as Executive Vice President and Chief Operating Officer of Sun Media Corporation. Mr. Francoeur first joined Le Journal de Montréal in 1979. In 1983, Mr. Francoeur left Le Journal de Montréal to found L’Hebdo de Laval, a weekly newspaper. In 1994, he returned to Le Journal de Montréal as Editor-in-Chief, and was appointed Publisher the following year. In April 1998, Mr. Francoeur was appointed Vice President, Dailies Division of Quebecor Communications Inc., and became President of the Dailies Division later that same year. Mr. Francoeur is a member of the Board of The Canadian Press.
     Jean La Couture, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has served as a Director and Chairman of the Audit Committee of Sun Media Corporation since June 2003. He has been a Director and the Chairman of the Audit Committee of each of Quebecor Media Inc. and Videotron Ltd. since May 2003 and October 2003, respectively. Mr. La Couture, a Fellow Chartered Accountant, is President of Huis Clos Ltée, a management and mediation firm. He has also been President of the Regroupement des assureurs de personnes à charte du Québec (RACQ) since August 1995. From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. Mr. La Couture also serves as Director of several corporations, including Quebecor Inc. and Groupe Pomerleau (a Québec-based construction company). He is Chairman of the Board of Innergex Power Trust, Capital Desbog Inc., Americ Disc Inc. and Maestro (a real estate capital fund).
     André Delisle, Director and member of the Audit Committee. Mr. Delisle has served as a Director of Sun Media Corporation and member of its Audit Committee since October 2005. Since that date, Mr. Delisle has also served as a Director and member of the Audit Committee of Quebecor Media Inc. and Videotron Ltd. From August 2000 until July 2003, Mr. Delisle acted as Assistant General Manager and Treasurer of the City of Montréal. He previously acted as internal consultant for the Caisse de dépôt et placement du Québec from February 1998 until August 2000. From 1982 through 1997, he worked for Hydro-Québec and the Québec Department of Finance, mainly in the capacity of either Chief Financial Officer (Hydro-Québec) or Assistant Deputy Minister (Department of Finance). Mr. Delisle is a member of the Institute of Corporate Directors, a member of the Association of Québec Economists and a member of the Barreau du Québec.
     A. Michel Lavigne, FCA, Director and member of the Audit Committee. Mr. Lavigne has served as a Director of Sun Media Corporation and a member of its Audit Committee since June 2005. Since that date, Mr. Lavigne has also served as a Director and a member of the Audit Committee and the Compensation Committee of Quebecor Media Inc., and as a Director and a member of the Audit Committee of Videotron Ltd. and of TVA Group Inc. Mr. Lavigne is also a Director of the Caisse de depôt et placement du Québec, as well as the Chairman of the Board of each of Primary Energy Recycling Corporation and Teraxion Inc. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montreal, Quebec, Chairman of the Board of Grant Thornton Canada and was a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Accountant of the Ordre des comptables agréés du Québec and a member of the Canadian Institute of Chartered Accountants. He received his certification in Administrative Sciences from the École des Hautes Études Commerciales (HEC) in Montreal, Québec in 1972. Mr. Lavigne is active in many charitable and cultural organisations.
     Pierre Karl Péladeau, Director. Mr. Péladeau has served as a Director of Sun Media Corporation since February 1999. Mr. Péladeau is President and Chief Executive Officer of Quebecor Inc. and President and Chief Executive Officer of Quebecor World Inc. Mr. Péladeau joined Quebecor’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions in the Quebecor group of companies. In 1994, Mr. Péladeau helped establish Quebecor Printing Europe and, as its President, oversaw its growth in France, the United Kingdom, Spain and Germany to become one of Europe’s largest printers by 1997. In 1997, Mr. Péladeau became Executive Vice President and Chief Operating Officer of Quebecor Printing Inc. (which has since become Quebecor World Inc.). In 1999, Mr. Péladeau became President and Chief Executive Officer of Quebecor Inc. Mr. Péladeau was the President and Chief Executive Officer of Videotron Ltd. from July 2001 until June 2003, and was the President and Chief Executive Officer of Quebecor Media Inc. from August 2000 to March 2004. Mr. Péladeau sits on the board of numerous Quebecor group companies and is active in many charitable and cultural organizations.
     Mark D’Souza, Vice President. Mr. D’Souza has served as Vice President of Sun Media Corporation since April 2002. Mr. D’Souza is also Vice President and Treasurer of Quebecor Inc. Since October 2005 he has served as Vice President, Finance, of Quebecor Media Inc., and he has been a Vice President of Videotron Ltd. since April 2002. Mr. D’Souza served as Vice President and Treasurer of each of Quebecor Media Inc., Videotron Ltd. and Sun Media Corporation from April 2002 until September 2005. He was Chief Financial Officer of Quebecor World Europe from June 2000 to April 2002, and he was Vice President and Treasurer of Quebecor World Inc. from September 1997 to June 2000. Prior to joining the Quebecor group of companies, he served as Director, Finance of Société Générale de Financement du Québec from March 1995 to September 1997 and served in corporate finance positions at the Royal Bank of Canada and Union Bank of Switzerland from July 1989 to March 1995.
     Kin-Man Lee, Vice President and Chief Financial Officer. Mr. Lee was appointed to his current position in January 2005. Mr. Lee began his career with The Toronto Sun Publishing Corporation in August

1989 as the Assistant Corporate Controller. In 1993, he transferred to Bowes Publishers Ltd., one of our wholly-owned subsidiaries. During his tenure at Bowes, Mr. Lee was appointed Corporate Controller in 1993, Director of Finance in 1998, Vice President, Finance in 2000 and Vice President, Finance and Administration in 2001. In October 2001, Mr. Lee was appointed Vice President, Corporate Controller for Sun Media Corporation, and served in that capacity until his January 2005 appointment as Vice President and Chief Financial Officer.
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
     James A. Muir, Senior Vice President, Sales. Mr. Muir joined Sun Media Corporation in December 2004 as Senior Vice President, Sales. Mr. Muir has extensive experience in the advertising field. Prior to joining Sun Media Corporation he was Senior Vice President, Advertising Sales and Marketing, at The Globe and Mail and also held a number of senior roles with Southam Inc. and Hollinger Inc. He has worked at newspapers of all sizes, including the Toronto Star, the Calgary Herald, the Edmonton Journal and the Brantford Expositor.
     Serge Gosselin, Vice President, Corporate Editorial. Mr. Gosselin was appointed to the position of Vice President Corporate Editorial in May 2003. Mr. Gosselin joined Quebecor Newspapers in 1987 as Managing Editor at Le Journal de Québec. In September 1998, Mr. Gosselin was promoted to Editor-in-Chief of The Winnipeg Sun. Mr. Gosselin serves on the Board of Directors of the Canadian Press.
     Cheryl A.M. Phillips, Vice President, Corporate Sales Development. Ms. Phillips began her newspaper career in the classified department at The Globe & Mail in 1976 and moved up to sales management positions. From there, she joined Metroland Printing, Publishing and Distributing. Immediately prior to joining us, Ms. Phillips was Director of Classified Development and Sales Training with Thomson Newspapers. Ms. Phillips joined us in 2000 as Director of Corporate Sales Development. She has been an active board member of the Newspaper Association of America’s “NAA” Classified Foundation and Chair of the NAA’s Classified Training Committee. Ms. Phillips has been a guest speaker at various CAA and NAA conferences. Since June 2004, Ms. Phillips has also served as a Governor of Centennial College.
     Bob Harris, Vice President, New Business Development. Mr. Harris joined Sun Media Corporation as Vice President, New Business Development in August 2003. Prior to joining Sun Media Corporation, Mr. Harris worked for Torstar for four years, rising to Publisher and Group General Manager. Prior to that, Mr. Harris held various management positions with the Globe and Mail for over five years.
     Nolin Richard, Vice President, Corporate Production and Procurement. Mr. Richard was appointed Vice President, Corporate Production in 2001 and, in February 2006, was appointed to the position of Vice President, Corporate Production and Procurement. Mr. Richard began his career with Quebecor in 1987 as a Plant Engineer in Lasalle, Québec and was promoted to Plant Manager in 1989. In 1990, he joined Le Journal de Québec as Production Manager, and was promoted to Vice President of Production and Information Services in 1998. In 1999, he became Vice President, Operations of The Toronto Sun and was promoted to Vice President of Corporate Production in 2001. In September 2004, he was appointed Vice President Operations, Eastern Canada, a position that he held until February 2006.

     Louis St-Arnaud, Vice President, Legal Affairs. Mr. St-Arnaud has served as Vice President, Legal Affairs and Secretary of Sun Media Corporation since 1999. Mr. St-Arnaud is also the Senior Vice President, Legal Affairs and Corporate Secretary of Quebecor Inc., Quebecor World Inc. and Quebecor Media Inc. Mr. St-Arnaud has worked in the Quebecor group of companies, at his current position and in others, for the past nineteen years. Mr. St-Arnaud has been a member of the Barreau du Québec since 1971.
     Christopher R. Krygiel, Vice President, Human Resources. Mr. Krygiel was appointed to the position of Vice President, Human Resources in 2001. He joined Sun Media Corporation in July 1998 as Corporate Director of Human Resources. Prior to that time, Mr. Krygiel worked with Beaver Lumber Company for eleven years in various capacities, ultimately serving as Director of Human Resources.
     Monika Piotrowski, Vice President, Information Technology. Ms. Piotrowski was appointed to the position of Vice President, Information Technology, in October 2005. Ms. Piotrowski joined Sun Media in March 2003 as Corporate IT Director. Prior to joining Sun Media Corporation, Ms. Piotrowski worked for Bayer Inc. for 12 years, holding various management positions within IT, serving as IT Director and as a member of the Bayer Companies’ NAFTA Senior IT Management Team.
     Steve Angelevski, Vice President Corporate Distribution. Mr. Angelevski was appointed Vice President Corporate Circulation in September 2005. Prior to his appointment, Mr. Angelevski was the Publisher of 24 Hours Toronto. Mr. Angelevski joined Sun Media Corporation in September 2003 as Vice President Operations, 24 Hours. Prior to joining Sun Media, Mr. Angelevski worked for Torstar for four years.
     Nancy Rendle, Vice President, Corporate Controller. Ms. Rendle joined the corporate finance department of Sun Media Corporation in July 1995 and has served in various finance roles during her tenure with the organization. Ms. Rendle was appointed to her current position in January 2006. From January to December 2005, she served as Director of Finance, Financial Reporting and Controls. Prior to joining Sun Media Corporation, Ms. Rendle worked as an auditor with Coopers & Lybrand, an international audit and consulting firm. Ms. Rendle is a member of the Canadian Institute of Chartered Accountants.
     Jean-François Pruneau, Treasurer. Mr. Pruneau has served as Treasurer of Sun Media Corporation since October 31, 2005. In addition, Mr. Pruneau also has served as Treasurer of Quebecor Media Inc. and Videotron Ltd. since the same date. He also serves as Treasurer of various subsidiaries of Quebecor Media Inc. Before being appointed Treasurer of Quebecor Media Inc., Mr. Pruneau successively served as Director, Finance and Assistant Treasurer – Corporate Finance of Quebecor Media Inc. Before joining Quebecor Media Inc. in May 2001, Mr. Pruneau was Associate Director of BCE Media from 1999 to 2001. From 1997 to 1999, he served as Corporate Finance Officer at Canadian National Railway. He has been a member of the CFA Institute, formerly the Association for Investment Management and Research, since 2000.
     Lyne Robitaille, Publisher and President, Le Journal de Montréal. Lyne Robitaille was appointed Publisher and President of Le Journal de Montréal in March 2005. She previously worked at Ernst & Whinney as an Auditor before joining Quebecor in 1988 as Controller for the community weeklies division. She was appointed Corporate Controller of Quebecor Communications in 1993 and Vice President, Finance of Le Journal de Montréal in 1996. In 2000, she was named Director of Operations of Le Journal de Montréal in addition to her duties as Vice President, Finance. Ms. Robitaille is a member of the Ordre des Comptables agréés du Québec.
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

     Guy Huntingford, Publisher & Chief Executive Officer, The Calgary Sun and Senior Group Publisher, Southern Alberta. Mr. Huntingford was appointed Publisher & Chief Executive Officer, The Calgary Sun in January 2000. He was appointed Senior Group Publisher, Southern Alberta in September of 2002. Mr. Huntingford began his career with Sun Media Corporation in September of 1981 when he joined The Toronto Sun as a Systems Analyst. He held a number of Information Technology positions and was appointed Corporate Director of Information Technology in 1988. In 1995, Mr. Huntingford became the Executive Assistant to the President & Chief Executive Officer, a job he held for 18 months when he was then appointed Vice President, Operations, The Toronto Sun. Mr. Huntingford held this title until he was appointed to his current position.
     Jean-Claude L’Abbée, Publisher and Chief Executive Officer, Le Journal de Québec. Mr. L’Abbée was appointed Publisher and Chief Executive Officer of Le Journal de Québec in 1982. He began his career with Quebecor in 1974. From 1974 to 1976 he was Promotions Director for Le Journal de Québec and in addition managed public relations and advertising campaigns for Le Journal de Montréal and the Sunday Express, one of Quebecor’s weekly newspapers. From 1976 to 1982, Mr. L’Abbée was Vice-President, Sales of Le Journal de Québec. Mr. L’Abbée has also served as a Director of the Conseil de presse du Québec since 2002 and of NADbank® Inc. for over ten years.
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
     Claudine Tremblay, Corporate Secretary. Ms. Tremblay has been Corporate Secretary of Sun Media Corporation since September 30, 2001 and is also currently Senior Director, Corporate Secretariat of Quebecor Inc. and Quebecor Media Inc. Ms. Tremblay has been Assistant Secretary of Quebecor Media Inc. since its inception and Assistant Secretary of Quebecor Inc. since August 1987. She also serves as either Secretary or Assistant Secretary of various subsidiaries of Quebecor Inc. and since December 2004, Ms. Tremblay serves as Corporate Secretary of TVA Group Inc. Ms. Tremblay was Assistant Secretary and Administrative Assistant at the National Bank of Canada from 1979 to 1987. She has also been a member of the Chambre des Notaires du Québec since 1977.
     Stéphanie Lachance, Assistant Corporate Secretary. Ms. Lachance has served as our Assistant Corporate Secretary since October 2004. In addition, Ms. Lachance is currently Senior Legal Counsel — Compliance, Corporate Secretariat of Quebecor Media Inc. She also serves as either Secretary or Assistant Secretary of various subsidiaries of Quebecor Media Inc. Before joining Quebecor Media Inc. in October 2004, Ms. Lachance was Corporate Finance Manager, Capital Markets at the Autorité des marchés financiers from March 2003 to October 2004. From January 2000 to March 2003 she was Legal Counsel at the Toronto Stock Exchange. She has been a member of the Barreau du Québec since 1995.
     Bernard Pageau, Assistant Corporate Secretary. Mr. Pageau joined Quebecor Inc./Quebecor Communications Inc. in 1996 as legal counsel, and has served in that capacity for Sun Media Corporation since

1999 and Quebecor Media Inc. since 2001. He became Director, Legal Affairs of Quebecor Media in 2004. Prior to 1996, Mr. Pageau was an attorney with Stikeman Elliott LLP, a Canadian law firm, for over nine years. Mr. Pageau was appointed Assistant Corporate Secretary for Sun Media Corporation in July 2001.
Board Practices
     Reference is made to “— Directors and Senior Management” for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.
     Our Board of Directors has six directors. Our directors are elected by our sole shareholder (which is, in turn, controlled by Quebecor Media), to serve until a successor director is elected or appointed. There are no directors’ service contracts with Sun Media or any of our subsidiaries providing for benefits upon termination of employment.
     Our Board of Directors has an Audit Committee, but we do not have a compensation committee. The Compensation Committee of Quebecor Media decides certain matters relating to the compensation of officers and employees of Sun Media, including certain matters relating to the Quebecor Media stock option plan, as discussed further below.
     Audit Committee
     In 2003, we formed an Audit Committee, which is currently composed of three directors, namely Messrs. Jean La Couture, André Delisle and A. Michel Lavigne. Mr. La Couture is the Chairman of our Audit Committee and our Board of Directors has determined that Mr. La Couture is an “audit committee financial expert” as defined under SEC rules. See “Item 16A — Audit Committee Financial Expert.” Our Board of Directors adopted the mandate of our Audit Committee in light of the Sarbanes-Oxley Act of 2002. Our Audit Committee assists our Board of Directors in overseeing our financial controls and reporting. Our Audit Committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.
     The current mandate of our Audit Committee provides, among other things, that our Audit Committee reviews our annual and quarterly financial statements before they are submitted to our Board of Directors, as well as the financial information contained in our annual reports on Form 20-F, our management’s discussion and analysis of financial condition and results of operations, our quarterly reports furnished to the SEC under cover of Form 6-K and other documents containing similar information before their public disclosure or filing with regulatory authorities; reviews our accounting policies and practices; and discusses with our independent auditor the scope of their audit and reviews their recommendations and the responses of our management to their recommendations. Our Audit Committee is also responsible for ensuring that we have in place adequate and effective internal control and management information systems to monitor our financial information and to ensure that our transactions with related parties are made on terms that are fair for us. Our Audit Committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to our independent auditor, and submits the appropriate recommendations to our Board of Directors in connection with these services and fees. Our Audit Committee also reviews the scope of the audit and the results of the examinations conducted by our internal audit department. In addition, our Audit Committee recommends the appointment of our independent auditor, subject to shareholder approval. It also reviews and approves our Code of Ethics for our President and Chief Executive Officer and principal financial officers.
Compensation of Directors and Executive Officers
     Except for our President and Chief Executive Officer, Mr. Pierre Francoeur, all of our directors are also directors of Quebecor Media, and, as such, do not receive any remuneration in their capacity as directors of Sun Media, except for the members of our Audit Committee, who receive attendance fees of $1,500 per meeting, and except for the Chairman of our Audit Committee (currently, Mr. La Couture) who receives an annual fee of $3,500 to act in such capacity. Mr. Francoeur, who is an employee of Sun Media, is not entitled to receive any additional compensation for serving as our director. Our directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our Board of Directors and our Audit Committee. In the aggregate, we paid $29,000 in cash compensation to the members of our Audit Committee, as a group, in annual fees and attendance fees for the year ended December 31, 2005.
     The aggregate amount of compensation paid by Sun Media with respect to the year ended December 31, 2005 to our executive officers, as a group, who are named in the table under “—Directors and Senior Management,” was $5.0 million. Compensation includes salaries, bonuses and profit-sharing payments.
     Quebecor Media’s Stock Option Plan
     Under a stock option plan established by Quebecor Media, 6,185,714 Common Shares of Quebecor Media (representing 5% of all of the outstanding shares of Quebecor Media) were set aside for officers, senior employees and other key employees of Quebecor Media and its subsidiaries, including Sun Media. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the trading price of the Common Shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant. Unless authorized by the Quebecor Media Compensation Committee in the context of a change of control, no options may be exercised by an optionee if the shares of Quebecor Media have not been listed on a recognized stock exchange. At December 31, 2007, if the shares of Quebecor Media have not been so listed, optionees may exercise, between January 1 and January 31 of each year, starting January 1, 2008, their right to receive an amount in cash equal to the difference between the fair market value, as determined by Quebecor Media’s Board of Directors, and the exercise price of their vested options. Except under specific circumstances, and unless Quebecor Media’s Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by Quebecor Media’s Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of grant.
     As of December 31, 2005, an aggregate total of 759,665 options to purchase Quebecor Media Common Shares have been granted to employees, directors and officers of Sun Media, at a weighted average exercise price of $17.17 per share, as determined by Quebecor Media’s Compensation Committee in accordance with the terms and conditions of the Quebecor Media stock option plan. Of that number, 372,752 options to purchase Quebecor Media Common Share have been granted to executive officers of Sun Media (excluding executive officers who, at such date, were executive officers at multiple Quebecor Media group companies), at a weighted average exercise price of $18.03 per share.
     During the year ended December 31, 2005, an aggregate total of 30,147 options to purchase Quebecor Media Common Shares were granted to employees, directors and officers of Sun Media, at a weighted average exercise price of $27.86 per share, as determined by Quebecor Media’s Compensation Committee in accordance with the terms and conditions of the Quebecor Media stock option plan. Of that number, an aggregate total of 25,302 options to purchase Quebecor Media Common Shares were granted to executive officers of Sun Media under this plan, at a weighted average exercise price of $27.86 per share.
     Quebecor Inc.’s Stock Option Plan
     Under a stock option plan established by Quebecor, 6,500,000 Quebecor Class B Shares have been set aside for officers, senior employees and other key employees of Quebecor Inc. and its subsidiaries. The exercise price of each option is equal to the weighted average trading price of Quebecor Class B Shares on the Toronto

Stock Exchange over the last five trading days immediately preceding the grant of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. Options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. Holders of options under Quebecor stock option plan have the choice, when they want to exercise their options, to acquire Quebecor Class B Shares at the corresponding option exercise price or to receive a cash payment from Quebecor equivalent to the difference between the market value of the underlying shares and the exercise price of the option. Quebecor Inc. believes that employees will choose to receive cash payments on the exercise of stock options. The Board of Directors of Quebecor may, at its discretion, affix different vesting periods at the time of each grant.
     As of December 31, 2005, a total of 15,000 options to purchase Quebecor Class B shares have been granted to senior executives officers of Sun Media at an exercise price of $27.64. During the financial year ended December 31, 2005, no options to purchase Quebecor Class B shares were granted to any of Sun Media’s senior executive officers. The closing sale price of the Quebecor Class B Shares on the Toronto Stock Exchange on December 30, 2005, was $25.65 per share.
     Pension Benefits
     Quebecor Media maintains a pension plan for its non-unionized employees and those of its subsidiaries, including Sun Media. The pension plan provides higher pension benefits to eligible executive officers than those provided to other employees. The higher pension benefits under this plan are equal to 2.0% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and from the age of 61 years without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension payable under such pension plan is as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $105,556. An executive officer contributes to the plan an amount equal to 5% of his or her salary up to a maximum of $5,278 in respect of 2006.
     The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Membership
Compensation	10	15	20	25	30
$105,550 or more	$21,110	$31,665	$42,220	$52,775	$63,330
     Supplemental Retirement Benefit Plan for Designated Executives
     In addition to the pension plan in force, Quebecor Media provides supplemental retirement benefits to certain designated executives. As at December 31, 2005, six senior executive officers of Sun Media are participants under this plan, with credited service ranging from 1 year to 30.2 years.
     The supplemental pension is calculated as under the pension plan but without regard to the limitations of the Income Tax Act (Canada), less the pension payable under the pension plan. Consequently, the supplemental pension is equal, for each year of membership under the plan to 2% of the difference between their respective average salaries (including bonuses) for the best five consecutive years and the maximum salary under the pension plan. The pension is payable for life, without reduction, from the age of 61. In case of death after retirement and from the date of death, the plan provides for the payment of a joint and survivor pension to the eligible surviving spouse, representing 50% of the retiree’s pension for a period of up to ten years.

     The table below indicates the annual supplemental pension that would be payable at the normal retirement age of 65 years:

	Years of Credited Service
Compensation	10	15	20	25	30
$200,000	$18,890	$28,335	$37,780	$47,225	$56,670
$300,000	$38,890	$58,335	$77,780	$97,225	$116,670
$400,000	$58,890	$88,335	$117,780	$147,225	$176,670
$500,000	$78,890	$118,335	$157,780	$197,225	$236,670
$600,000	$98,890	$148,335	$197,780	$247,225	$296,670
$800,000	$138,890	$208,335	$277,780	$347,225	$416,670
$1,000,000	$178,890	$268,335	$357,780	$447,225	$536,670
     Plan provisions are slightly different for one senior executive officer who was an executive of Sun Media before 1988.
Liability Insurance
     Quebecor Inc. carries liability insurance for the benefit of its directors and officers and the directors and officers of its direct and indirect subsidiaries, including Sun Media and certain associated companies, against certain liabilities incurred by them in such capacity. These policies are subject to customary deductibles and exceptions. The premiums in respect of this insurance are entirely paid by Quebecor Inc.
Employees
     As of December 31, 2005, we employed 6,083 employees (comprised of 4,849 full-time employees and 1,234 part-time employees expressed as full-time equivalents). In addition, we employ the services of a number of freelancers from time to time.
     The following table presents the total number of employees of the Company as of December 31, 2003, 2004 and 2005 and provides a breakdown by geographic location. Total employees include full-time and part-time employees expressed as full-time equivalents.

	2003	2004	2005
Ontario	2,392	2,400	2,532
Québec	1,821	1,841	1,942
Alberta	1,194	1,216	1,174
Manitoba	357	363	363
Saskatchewan	51	51	50
British Columbia	2	—	14
New Brunswick	7	8	8

Total Company employees at period end	5,824	5,879	6,083

     The increase in the number of employees at December 31, 2005 compared to December 31, 2004 is primarily attributable to additional staff associated with acquisitions and with new products, including Vancouver 24 Hours. The increase in the number of employees at December 31, 2004 compared to December 31, 2003 is primarily attributable to the launch of new publications, including Find-A-Rental, as well as volume-related staffing.
     As of December 31, 2005, approximately 33% of our employees are unionized. We are currently a party to 49 collective bargaining agreements. As of February 28, 2006, 22 of our collective bargaining agreements, representing approximately 646, or 32%, of our unionized employees, have expired. Negotiations regarding these 22 collective bargaining agreements are either in progress or will be undertaken in 2006. Our 27 other collective bargaining agreements, representing approximately 1,363 unionized employees, are scheduled to expire on respective dates between May 2006 and June 2010.
Share Ownership
     No Sun Media equity securities are held by any of our directors or senior executive officers.
Item 7. Major Shareholders and Related Party Transactions
Our Shareholder
     Our sole shareholder is 3535991 Canada Inc., a wholly-owned subsidiary of Quebecor Media.
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
     Quebecor Media is 54.72% owned by Quebecor Inc. and 45.28% owned by Capital d’Amérique CDPQ Inc. Quebecor Inc. is a communications holding company. Its primary assets are its interests in Quebecor Media and Quebecor World, one of the world’s largest commercial printers. Capital d’Amérique CDPQ Inc. is a wholly-owned subsidiary of Caisse de dépôt et placement du Québec, Canada’s largest pension fund manager, with approximately $215 billion in assets under management.
Certain Relationships and Related Party Transactions
     The following describes some transactions in which we and our directors, executive officers and affiliates are involved. We believe that each of the transactions described below is on terms no less favorable to us than could have been obtained from unrelated third parties.
     Issuance and Redemption of Convertible Obligations and Investment in Quebecor Media and SUN TV
     In July 2001, we issued a $1.6 billion convertible obligation to Quebecor Media, and we used the proceeds to invest in $1.6 billion of the Quebecor Media preferred shares, in a transaction designed for tax planning purposes. In November 2002, we issued a new convertible obligation to Quebecor Media in the amount of $350.0 million, and we used the proceeds to invest in $350.0 million of the Quebecor Media preferred shares. In July 2003 we redeemed $360.0 million and in January 2004 we redeemed another $450.0 million of the convertible obligations, using the proceeds from sales of our Quebecor Media preferred shares.
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
     On July 12, 2005, we issued a $37.3 million convertible obligation to SUN TV and we used the net proceeds to invest in $37.3 million of SUN TV Preferred Shares, in a transaction designed for tax planning purposes. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity and Capital Resource Requirements — Purchase of Shares of Quebecor Media and SUN TV and Service of Convertible Obligations.”

     Management and Other Services
     We have earned revenue for advertising and other services provided to, and incurred expenses for purchases and services obtained from, related companies at prices and conditions prevailing on the market as set out below. The majority of related party purchases were related to printing services provided by Quebecor World Inc., an affiliate of Quebecor Inc. Related party revenues were largely advertising sales to Videotron Ltd., TVA Group Inc. and Groupe Archmbault Inc., affiliates of Quebecor Media.
     The following table presents the amounts of our revenues, accounts receivable, purchases and accounts payable from transactions with related parties during the periods indicated:

	Year Ended December 31,
	2003	2004	2005
	(dollars in thousands)
Revenues	$7,209	$10,933	$12,527
Accounts receivable	1,100	1,793	1,903
Purchases	14,534	20,179	27,279
Accounts payable	6,245	12,320	17,752
     In 2002, we also began paying an annual management fee to Quebecor Media for services rendered on our behalf pursuant to a five-year management services agreement expiring in December 2006. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. This agreement provides for an annual management fee of $9.1 million in 2005 and $7.7 million in 2006. In addition, Quebecor Media is entitled to reimbursement for out-of-pocket expenses incurred in connection with the services provided under the agreement. The agreement also provides that in no event may the fees and reimbursements paid to Quebecor Media for any given year exceed 1.5% of our consolidated revenues for such year. For the years ended December 31, 2003 and 2004, the management fee amounted to $5.4 million and $6.6 million, respectively.
     Prior to 2002, certain members of Sun Media’s senior management were granted interest-free loans by Sun Media for the purpose of financing certain housing costs related to their relocations on behalf of Sun Media. As of December 31, 2005, the aggregate loan balance outstanding to senior management named in the table under “Item 6. Directors, Senior Management and Employees,” as a group, for housing and other purposes, were $0.1 million. The aggregate sum of peak balances for these loans during the year was $0.2 million.
Item 8. Financial Information
Consolidated Statements and Other Financial Information
     Our audited consolidated balance sheets as at December 31, 2004 and 2005 and our audited consolidated statements of income, consolidated statements of shareholder’s equity and consolidated statements of cash flows for each of the years ended December 31, 2003, 2004 and 2005, as well as the auditor’s report thereon, are presented under Item 17 of this annual report.
Legal Proceedings
     We are involved from time to time in various claims and lawsuits incidental to the conduct of our business in the ordinary course, including defamation actions. We carry insurance coverage in such amounts we believe to be reasonable under the circumstances. We believe that an adverse outcome of the pending legal proceedings in which we are currently involved will not have a material adverse effect on our financial position, liquidity or operating results.
Dividend Distribution Policy

     In the year ended December 31, 2005, we paid dividends of $169.7 million, or $134.5 per common share, to our sole shareholder, a wholly-owned subsidiary of Quebecor Media, in connection with its ownership of our 1,261,001 outstanding Class A Common Shares. In the year ended December 31, 2004, we paid dividends of $135.1 million, or $107.15 per common share, and we paid dividends of $151.2 million, or $119.94 per common share, during the year ended December 31, 2003.
     In connection with our refinancing in February 2003, we also paid a dividend of $260.0 million to our shareholder. Of the total dividend of $260.0 million, Quebecor Media ultimately used $150.0 million in connection with the repayment of debt of our affiliate, Videotron Ltd., and the balance was used by Quebecor Media for general corporate purposes.
     We currently expect, to the extent permitted by our Articles, the terms of our indebtedness and applicable law, to continue to pay significant dividends to our shareholder, Quebecor Media, in the future.
Significant Changes
     Except as otherwise disclosed in this annual report, there have been no significant changes in the financial position of the Company since December 31, 2005.
Item 9. The Offer and Listing
     A — Offer and Listing Details
     Not applicable.
     B — Plan of Distribution
     Not applicable.
     C — Markets
     In February 2003, we issued and sold US$205.0 million of our 7 5/8% Senior Notes due 2013 in a private placement exempt from the registration requirements of the Securities Act of 1933. In connection with the issuance of these unregistered notes, we agreed to file an exchange offer registration statement with the Securities and Exchange Commission with respect to a registered offer to exchange without novation the unregistered notes for our new 7 5/8% Senior Notes due 2013, which would be registered under the Securities Act of 1933. We filed a registration statement on Form F-4 with the Securities and Exchange Commission in March 2003 and completed the registered exchange offer in May 2003. As a result, we have US$205.0 million in aggregate principal amount of our Senior Notes outstanding and registered under the Securities Act of 1933.
     Our Senior Notes are not listed, and we do not presently intend to apply for a listing of the Senior Notes on, any national securities exchange or on any automated dealer quotation system. The record holder of the Senior Notes is Cede & Co., a nominee of The Depository Trust Company.
     D — Selling Shareholders
     Not applicable.
     E — Dilution
     Not applicable.

     F — Expenses of the Issue
     Not applicable.
Item 10. Additional Information
     A — Share Capital
     As at December 31, 2005, 1,261,001 of our Class A Common Shares were issued and outstanding, 100% of which are owned by 3535991 Canada Inc., a wholly-owned subsidiary of Quebecor Media. Sun Media has no other share capital issued and outstanding.
     B — Articles of Association
     The following is a description of certain provisions of the Articles of Sun Media Corporation (the “Articles”). The complete Articles are filed as an Exhibit to this annual report.
1.	On July 3, 2001, Sun Media was continued out from the federal jurisdiction into the jurisdiction of the province of British Columbia, Canada, under the Company Act (British Columbia) as company no. C-630300. On May 17, 2004, Sun Media was transitioned to comply with British Columbia’s new corporate legislation, the Business Corporations Act (British Columbia) (the “Act”). The Articles do not limit Sun Media’s objects or powers.

2.	Conflicts of interest: A director of Sun Media who has a material interest in a proposed contract or transaction that is material to Sun Media (referred to as a “disclosable interest” in the Act) must disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the Act. Subject to certain exceptions, a director is not entitled to vote in respect of any contract or transaction in which such director has a disclosable interest, but if such director is present at the meeting at which such vote is taken, such director may be counted in the quorum present at the meeting.
     Voting on director remuneration: Under the Articles, the remuneration of the directors may be determined by the directors themselves from time to time, and such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of Sun Media as such, who is also a director.
     Borrowing powers exercisable by the directors: Subject to any restriction which may from time to time be included in the Articles or contained in the Act or the terms, rights or restrictions of any shares or securities of Sun Media outstanding, the directors may at their discretion authorize Sun Media to borrow any sum of money and may raise or secure the repayment of such sum in such manner and upon such terms and conditions, in all respects, as they deem fit, including by the issue of bonds or debentures, or any mortgage or charge, whether specific or floating, or by granting any other security on the whole or any part of Sun Media’s property, both present and future.
     The directors may make any debentures, bonds or other debt obligations issued by Sun Media assignable by their terms free from any equities between Sun Media and the person to whom they may be issued or any other person who lawfully acquires them by assignment, purchase, or otherwise.
     The directors may authorize the issue of any debentures, bonds or other debt obligations of Sun Media at a discount, premium or otherwise, and with special or other rights or privileges as to redemption, surrender, entitlement to interest or share of income, allotment of, or conversion into, or exchange for shares, attendance at general meetings of Sun Media, and otherwise as the directors may determine at or before the time of issue. No debenture shall be issued which Sun Media has not the power to reissue until the shareholders by resolution determine such debenture shall be cancelled, unless such debenture expressly provides by its terms that it shall not be reissued.
     Retirement age provisions: The Articles do not contain any provision with respect to the retirement or non-retirement of directors under an age limit requirement.
     Share ownership requirements: The Articles state that a director is not required to hold any shares of Sun Media as qualification to be a director.
3.	Rights, preferences and restrictions attaching to each class of Sun Media’s shares:
     Class A Common Shares
     The holders of the Class A Common Shares are entitled to one vote for each Class A Common Share held at all meetings of shareholders.
     Subject to the rights of the holders of the Class B Preferred Shares and any Class C Preferred Shares established by series, the Sun Media Board of Directors may declare dividends on any one or more class or classes of the Class A Common Shares, the Class B Preferred Shares or the Class C Preferred Shares to the exclusion of the others.
     Subject to the rights of holders of the Class B Preferred Shares and any Class C Preferred Shares established by series, in the event of the liquidation, dissolution or wind-up of Sun Media, whether voluntary or involuntary, the holders of the Class A Common Shares shall be entitled to participate on a pro rata basis in the distribution of the remaining assets of Sun Media.
     Class B Preferred Shares
     Subject to the rights of the Class C Preferred Shares, the holders of Class B Preferred Shares shall be entitled to receive a preferred non-cumulative dividend the rate of which shall be determined from time to time by Sun Media’s Board of Directors, such dividend to be payable at such time and in such manner as shall be determined by the Board.
     Subject to the rights of the Class C Preferred Shares, in the event of wind-up or liquidation or any other distribution of the assets of Sun Media, the Class B Preferred Shares shall rank prior to all other shares of Sun Media as to the payment of the paid-up share capital and any dividends attributable thereto. The Class B Preferred Shares shall not otherwise share in the profits and surplus assets of Sun Media.
     Subject to the terms of the Act, the holders of Class B Preferred Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of Sun Media’s shareholders.
     Subject to the Act, the Class B Preferred Shares shall be redeemable at the option of Sun Media, upon a 30-day notice in writing, at a price that shall include the amount paid plus any declared and unpaid dividends. Where only part of the shares are redeemed, such redemption shall be made on a pro rata basis of the shares held by all shareholders, without taking fractional shares into consideration.
     Subject to the Act, Sun Media shall have the right, where it deems appropriate to do so and without notice, to purchase by mutual agreement all or part of the then issued Class B Preferred Shares, at the best possible price. Where only part of the shares are purchased, such purchase shall be made on a pro rata basis as set forth above or in any other manner as may be agreed upon unanimously by the holders of the outstanding Class B Preferred Shares. On the date of purchase, the Class B Preferred Shares thus redeemed or purchased shall be cancelled.
     There is no sinking fund provision for the Class B Preferred Shares.
     Class C Preferred Shares
     Class C Preferred Shares may be issued by the directors in one or more series, and the directors may, from time to time, by resolution:
(a)	alter the Notice of Articles of Sun Media to fix the number of shares in, and to determine the designation of the shares of, each series; and

(b)	alter the Notice of Articles or the Articles of Sun Media to create, define and attach special rights and restrictions to the shares of each series, subject to the special rights and restrictions attached to the shares of the Class, including without in any way limiting or restricting the generality of the foregoing, the following:
(i)	the rate, amount or method of calculation of dividends, if any, and whether the same are subject to adjustments;

(ii)	whether such dividends are cumulative, partly cumulative or non-cumulative;

(iii)	the dates, manner and currency of payments of dividends and the dates from which dividends accrue or become payable;

(iv)	if redeemable or purchasable, the redemption or purchase prices and the terms and conditions of redemption or purchase, with or without provision for sinking or similar funds;

(v)	any conversion, exchange or reclassification rights; and

(vi)	any other rights, privileges, restrictions and conditions not inconsistent with these provisions.
     The Class C Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or wind-up of Sun Media, whether voluntary or involuntary, or any other distribution of the assets of Sun Media among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Class C Preferred Shares of every other series and be entitled to a preference over the Class A Common Shares, Class B Preferred Shares and any other class ranking junior to the Class C Preferred Shares. The Class C Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Class A Common Shares, the Class B Preferred Shares and the shares of any other class ranking junior to the Class C Preferred Shares, as may be fixed in accordance with the Articles.
     The approval of the holders of Class C Preferred Shares as a class, as to any matters referred to in the Articles or required by law may be given as specified below:
(a)	any approval given by the holders of the Class C Preferred Shares shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of all of the outstanding Class C Preferred Shares or by a resolution passed at a meeting of holders of Class C Preferred Shares duly called and held for such purpose upon not less than 21 days’ notice at which the holders of at least a majority of the outstanding Class

C Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than 75% of the votes cast at such meeting. If at any such meeting the holders of a majority of the outstanding Class C Preferred Shares are not present or represented by proxy within 30 minutes after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of the meeting, and not less than ten days’ written notice shall be given of such adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjournment meeting the holders of Class C Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally called, and a resolution passed thereat by the affirmative vote of not less than 75% of the votes cast at such meeting shall constitute the approval of the holders of the Class C Preferred Shares; and

(b)	on every poll taken at any such meeting each holder of Class C Preferred Shares shall be entitled to one vote in respect of each Class C Preferred Share held. Subject to the foregoing, the formalities to be observed with respect to the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the Act and the Articles with respect to meetings of shareholders.
     Except as otherwise provided in the Act or the Articles, the holders of Class C Preferred Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of the shareholders of Sun Media.
4.	Actions necessary to change the rights of shareholders: Pursuant to Sections 61, 257 and 259 of the Act, Sun Media may change the rights of shareholders with respect to either the Class A, Class B or Class C shares by special resolution, and by otherwise complying with the Articles. A special resolution requires a majority consent of at least 2/3 of the votes cast on the resolution. Section 61, “No interference with class or series rights without consent,” provides:
A right or special right attached to issued shares must not be prejudiced or interfered with under this Act or the notice of articles or articles unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of those shareholders.
The Articles do not amend or supplement the Act with respect to this item.
5.	Shareholder Meetings: Section 182 of the Act requires Sun Media to hold an annual general meeting:
Section 182(1) “Annual general meeting.” — A company must hold an annual general meeting, for the first time, not more than 18 months after the date on which it was recognized, and after its first annual reference date, at least once in each calendar year and not more than 15 months after the annual reference date for the preceding calendar year.
     Section 182(2) of the Act contains a unanimous consent provision pursuant to which all of the shareholders entitled to vote at the annual general meeting of a company may, by unanimous resolution in lieu of an annual general meeting, consent to all the business required to be transacted at such meeting, or may waive or postpone the holding of that annual general meeting or may waive the holding of any previous annual general meeting.

     The Articles provide that, meetings of Sun Media’s shareholders shall be held at such time and place, in accordance with the Act, as the directors appoint, and, unless otherwise specifically provided, the provisions of the Articles relating to meetings shall apply with the necessary changes to a meeting of shareholders holding a particular class of shares. Notwithstanding the foregoing, a meeting of shareholders may only be held outside Canada if all shareholders entitled to vote at that meeting so agree, and a shareholder who attends a meeting of members held outside Canada is deemed to have so agreed except when he attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.
     According to the Articles, notice of a meeting shall specify the place, the day and the hour of meeting, and, in case of special business, the general nature of that business. Notice of a meeting shall be given no less than 10 days or more than 50 days before the meeting. The accidental omission to give notice of any meeting to, or the non-receipt of any notice by, any of the shareholders entitled to receive notice, shall not invalidate any proceedings at that meeting.
     If any special business includes presenting, considering, approving, ratifying or authorizing the execution of any document, then the portion of any notice relating to that document is sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at an office of Sun Media in the Province of British Columbia or at one or more designated places in the Province during business hours on any specified or unspecified business day or days prior to the date of the meeting, and at the meeting.
     Notice of every general meeting shall be given to:
(a)	every shareholder holding a share or shares carrying the right to vote at such meetings on the record date or, if no record date was established by the directors, on the date of personal service or mailing;

(b)	every person upon whom ownership of a share has devolved by reason of his being a legal personal representative or a trustee in bankruptcy of a shareholder;

(c)	every director of Sun Media; and

(d)	Sun Media’s auditor.
     The Sun Media directors may, by resolution, fix in advance a date and time as the record for the determination of the shareholders entitled to receive notice of a meeting of the shareholders, but such record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held; provided that notice of any such record date is given, not less than 14 days before such record date, by newspaper advertisement in the place where the registered office of Sun Media is located. If no record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at 5:00 p.m. on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.
     If the Sun Media directors do not, within 21 days after the date on which the requisition is received by Sun Media, send notice of a general meeting to each shareholder entitled to attend the meeting, the shareholders, or any one or more of them holding, in the aggregate, more than 1/40 of the issued shares of Sun Media that carry the right to vote at general meetings, may send notice of a general meeting to be held to transact the business stated in the requisition. A meeting thus called by requisitioning shareholders must be held within 4 months after the date on which the requisition is received by Sun Media, and, as nearly as possible, be conducted in the same manner as a general meeting called by the directors pursuant to the basic shareholder meeting requisitions provisions in Section 167 (5) of the Act.

6.	Limitations on right to own securities: There is no limitation imposed by Canadian law or by the charter or other constituent documents of Sun Media on the right of nonresident or foreign owners to hold or vote shares, other than as provided in the Investment Canada Act (Canada). The Investment Canada Act requires “non-Canadian” (as defined in the Investment Canada Act) individuals, governments, corporations and other entities who wish to acquire control of a “Canadian business” (as defined in the Investment Canada Act) to file either an application for review when certain asset value thresholds are met, or a post-closing notification with the Director of Investments appointed under the Investment Canada Act. The Investment Canada Act requires that when an acquisition of control of a Canadian business by a “non-Canadian” is subject to review, it must be approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada,” having regard to criteria set forth in the Investment Canada Act.
7.	Provisions that could have the effect of delaying, deferring or preventing a change in control: A share or shares in Sun Media may be transferred by an instrument of transfer and in accordance with the Articles by any shareholder, or the personal representative of any deceased shareholder or the trustee in bankruptcy of any bankrupt shareholder or by the liquidator of any shareholder which is a corporation, only with the approval of a resolution of the directors. Notwithstanding anything otherwise provided in the Articles, the directors may, in their absolute discretion, refuse to allow and decline to register any transfer of shares to any person, even if the foregoing conditions and other provisions of the Articles are complied with, and the directors shall not be bound or required to disclose their reasons for any such refusal to anyone.

In addition, the Articles provide that the number of shareholders of Sun Media is limited to 50, excluding persons who are currently or were formerly Sun Media employees.

8.	Not applicable.

9.	Not applicable.

10.	Not applicable.
C —	Material Contracts
     The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which Sun Media or any of its subsidiaries is a party, for the two years preceding publication of this annual report.
(a)	$1,600,000,000 12.15% Convertible Obligation (“CANCAP”) due July 14, 2007 between Sun Media Corporation and Quebecor Media Inc., dated July 9, 2001; $350,000,000 12.15% Convertible Obligation (“CANCAP”) due November 28, 2008 between Sun Media Corporation and Quebecor Media Inc., dated November 28, 2002; and $255,000,000 10.50% Convertible Obligation (“CANCAP”) due January 14, 2020 between Sun Media Corporation and Quebecor Media Inc., dated January 14, 2005.
     On July 9, 2001, we issued a $1.6 billion 12.15% convertible obligation to Quebecor Media, and we used the proceeds to invest in $1.6 billion of Quebecor Media preferred shares, in a transaction structured for tax planning purposes. The $1.6 billion convertible obligation issued to Quebecor Media matures on July 14, 2007, and bears interest at 12.15% payable semi-annually. We may elect to defer, at any time and from time to time, coupon payments on the $1.6 billion convertible obligation issued in July 2001 by extending the coupon payment period on the obligation for a period of up to 12 consecutive semi-annual periods, provided, however, that no extension period may extend beyond July 14, 2007. We may at any time, at our option, elect to satisfy our obligation to pay deferred semi-annual and the final coupon payment amounts by issuing and delivering to the holder, for each portion of one thousand dollars of coupon payment owed under this convertible obligation, the number of common shares of our capital stock valued at their fair value, determined by our Board of Directors. By giving notice to the holder at any time prior to July 14, 2007, we may elect to convert all or any part of the unpaid face amount and accrued and unpaid coupon payments into common shares, the number of which shares shall be determined by dividing the amount to be so converted by the fair value of one common share. We may, at any time, require Quebecor Media to redeem the preferred shares at par plus accrued and unpaid dividends, and Quebecor Media may, at its option at any time, redeem the preferred shares at par plus accrued and unpaid dividends.
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
(b)	Indenture relating to US$205,000,000 of our 7 5/8% Senior Notes due February 15, 2013, dated as of February 7, 2003, by and among Sun Media Corporation, the guarantors party thereto, and National City Bank, as trustee, as supplemented.
     On February 7, 2003, we issued US$205.0 million aggregate principal amount of our 7 5/8% Senior Notes due February 15, 2013 under an indenture, dated as of February 7, 2003, as supplemented, by and among Sun Media, the guarantors party thereto, and National City Bank, as trustee. These notes are unsecured and are due February 15, 2013. Interest on these notes is payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2003.
     These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of a least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.
     The convertible obligations we issued to Quebecor Media on July 9, 2001 and November 28, 2002 are subordinated in right of payment to the prior payment in full of the notes (and guarantees) and all our other senior indebtedness.
(c)	Credit Agreement, dated as of February 7, 2003, by and among Sun Media Corporation, Banc of America Securities LLC, Credit Suisse First Boston Canada, the lenders party thereto, and Bank of America, N.A., as Administrative Agent, as amended.
     On February 7, 2003, as part of the refinancing of our indebtedness, we entered into a secured credit facility consisting of a five-year $75.0 million revolving credit facility and a six-year US$230.0 million term loan B. In connection with Quebecor Media’s refinancing plan completed in January 2006, this credit facility was amended for the addition of a $40.0 million term loan C.
     Borrowings under our revolving credit facility are repayable in full in February 2008. Borrowings under our term loan B and term loan C facilities are repayable in full in February 2009. We are also required to make specified quarterly repayments of amounts borrowed under the term loan B and term loan C facilities.
     Borrowings under the term loan B facility are in US dollars and bear interest at LIBOR plus an applicable margin. Borrowings under the revolving credit facility and the term loan C facility are in Canadian dollars and bear interest at the Canadian prime rate or the bankers’ acceptance rate plus an applicable margin. The proceeds of the term loan B and term loan C were used to refinance existing debt and for permitted distributions to Sun Media’s shareholder. The proceeds of the revolving facility may be used for general corporate purposes including distributions to our shareholder in certain circumstances.
     Borrowings under this credit facility and under eligible derivative instruments are secured by a first-ranking hypothec and security agreement (subject to certain permitted encumbrances) on all of our current and future assets, as well as those of the guarantors party thereto, including most, but not all, of our subsidiaries (the “Sun Media Group”), guarantees of all the members of the Sun Media Group, pledges of shares of the members of the Sun Media Group, and other security.
     This credit facility contains customary covenants that restrict and limit our ability and the ability of our subsidiaries to, among other things, enter into merger or amalgamation transactions, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. This credit facility also contains customary financial covenants. This credit facility contains customary events of default, including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to Sun Media and members of the Sun Media Group, and the occurrence of a change of control.
(d)	Guarantee, dated as of February 7, 2003, by Bowes Publishers Limited, Sun Media (Toronto) Corporation, SMC Nomineeco Inc., 3661458 Canada Inc., Toronto Sun International, Inc., TS Printing Inc., Florida Sun Publications, Inc., and 3351611 Canada Inc. in favor of Bank of America.
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
(e)	$37,300,000 10.50% Convertible Obligation (“CANCAP”) due July 6, 2020, by and between Sun Media Corporation and SUN TV Company, dated as of July 12, 2005.
     On July 12, 2005, we issued a $37.3 million 10.50% convertible obligation to SUN TV, and we used the proceeds to invest in $37.3 million of non-voting Class A Preferred Shares of SUN TV, in a transaction structured for tax planning purposes. The $37.3 million convertible obligation issued to SUN TV matures on July 6, 2020, and bears interest at 10.50% payable semi-annually. We may elect to defer, at any time and from time to time, coupon payments on the $37.3 million convertible obligation issued in July 2005 by extending the coupon payment period on the obligation for a period of up to 12 consecutive semi-annual periods, provided, however, that no extension period may extend beyond July 6, 2020. We may at any time, at our option, elect to satisfy our obligation to pay deferred semi-annual and the final coupon payment amounts by issuing and delivering to the holder, for each portion of one thousand dollars of coupon payment owed under this convertible obligation, the number of common shares of our capital stock valued at their fair value, determined by our Board of Directors. By giving notice to the holder at any time prior to July 6, 2020, we may elect to convert all or any part of the unpaid face amount and accrued and unpaid coupon payments into common shares, the number of which shares shall be determined by dividing the amount to be so converted by the fair value of one common share. We may, at any time, require SUN TV to redeem the preferred shares at par plus accrued and unpaid dividends, and SUN TV may, at its option at any time, redeem the preferred shares at par plus accrued and unpaid dividends.
(f)	Management Services Agreement dated January 17, 2003 between Quebecor Media Inc. and Sun Media.
     In 2002, we began paying an annual management fee to Quebecor Media for services rendered on our behalf pursuant to a five-year management services agreement expiring December 2006. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. This agreement provides for an annual management fee of $6.6 million in respect of 2004, $9.1 million in respect of 2005 and $7.7 million in 2006. In addition, Quebecor Media is entitled to reimbursement for out-of-pocket expenses incurred in connection with the services provided under the agreement. The agreement also provides that in no event may the fees and reimbursements paid to Quebecor Media for any given year exceed 1.5% of our consolidated revenues for such year.
D —	Exchange Controls
     There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities, other than withholding tax requirements.
     There is no limitation imposed by Canadian law or by the Articles or other charter documents of the Company on the right of a non-resident to hold voting shares of the Company, other than as provided by the Investment Canada Act, as amended (the “Act”), as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business,” all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

E —	Taxation
Certain U.S. Federal Income Tax Considerations
     The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of our 7 5/8% Senior Notes due 2013 by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the ”Code”), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.
     This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to holders that may be subject to special rules under U.S. federal income tax law, including:
•	dealers in stocks, securities or currencies;

•	securities traders that use a mark-to-market accounting method;

•	banks and financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	persons holding notes as part of a hedging or conversion transaction or a straddle;

•	persons deemed to sell notes under the constructive sale provisions of the Code;

•	persons who or that are, or may become, subject to the expatriation provisions of the Code;

•	persons whose functional currency is not the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more of our outstanding voting shares.
     The summary also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to U.S. Holders. In addition, this discussion is limited to U.S. Holders that acquired notes pursuant to the exchange offer that was filed with the Securities and Exchange Commission in March 2003 and completed in May 2003. Moreover, the discussion is limited to U.S. Holders who acquire and hold the notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).
     For purposes of this summary, “U.S. Holder” means the beneficial holder of a note who or that for U.S. federal income tax purposes is:
•	an individual citizen or resident alien of the United States;

•	a corporation or other entity treated as such formed in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or if a valid election is in effect to be treated as a U.S. person.
     No ruling has been or will be sought from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position will not be sustained.
     If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Such partner should consult its own tax advisor as to the tax consequences of the partnership purchasing, owning and disposing of the notes.
     To ensure compliance with requirements imposed by the IRS, you are hereby informed that the United States tax advice contained herein: (i) is written in connection with the promotion or marketing by Sun Media Corporation of the transactions or matters addressed herein, and (ii) is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding United States tax penalties. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

     U.S. INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DESCRIBED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.
Interest on the Notes
     Payments of stated interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. Interest on the notes will constitute income from sources outside the United States and generally, with certain exceptions, for taxable years beginning on or before December 31, 2006, will be “passive income” (or, for taxable years beginning after December 31, 2006, “passive category income”), which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. Holder under the federal income tax laws.
     In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the notes. According to U.S. Treasury regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. We believe the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the potential payment of additional amounts pursuant to the provisions related to changes in Canadian laws or regulations applicable to tax-related withholdings or deductions, the registration rights provisions, the optional redemption or change of control provisions as part of the yield to maturity of the notes. Our determination that these contingencies are remote is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Our determination is not, however, binding on the IRS and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue income on its notes in excess of stated interest and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If we pay additional amounts on the notes, U.S. Holders will be required to recognize such amounts as income.

     The notes were issued with a de minimis amount of original issue discount (“OID”). OID is the excess, if any, of a note’s “stated redemption price at maturity” over its “issue price.” A note’s stated redemption price at maturity is the sum of all payments provided by the note other than payments of qualified stated interest (i.e., stated interest that is unconditionally payable in cash or other property (other than debt of the issuer)). The “issue price” is the first price at which a substantial amount of the notes in the issuance that includes the notes is sold (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, agents or wholesalers). The amount of original issue discount with respect to a note will be treated as zero if the original issue price is less than an amount equal to 0.0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity (or weighted average maturity, as applicable) (“de minimis OID”). Generally, any de minimis OID must be included in income as principal payments are received on the securities in the proportion that each such payment bears to the original principal balance of the security. The treatment of the resulting gain is subject to the general rules discussed under “—Sale, Exchange or Retirement of a Note” below.
Market Discount and Bond Premium
     If a U.S. Holder purchases notes for an amount less than their adjusted issue price, the difference is treated as market discount. Subject to a de minimis exception, gain realized on the maturity, sale, exchange or retirement of a market discount note will be treated as ordinary income to the extent of any accrued market discount not previously recognized (including in the case of an exchange note, any market discount on the related outstanding note). A U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method. In that case, a U.S. Holder’s tax basis in its notes will increase by such income inclusions. An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by the U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without the consent of the IRS. If a U.S. Holder does not make such an election, in general, all or a portion of such holder’s interest expense on any indebtedness incurred or continued in order to purchase or carry notes may be deferred until the maturity of the notes, or certain earlier dispositions. Unless a U.S. Holder elects to accrue market discount under a constant yield method, any market discount will accrue ratably during the period from the date of acquisition of the related outstanding note to its maturity date.
     If a U.S. Holder has purchased notes for an amount greater than their face value, such holder will have purchased such notes with amortizable bond premium. A U.S. Holder generally may elect to amortize that premium from the purchase date to the maturity date of the notes under a constant yield method. Amortizable premium generally may be deducted against interest income on such notes and generally may not be deducted against other income. A U.S. Holder’s basis in a note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by a U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without IRS consent.
Sale, Exchange or Retirement of a Note
     A U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than in a tax-free transaction), redemption, retirement or other taxable disposition of a note, equal to the difference, if any, between:
•	the amount of cash and the fair market value of any property received (less any portion allocable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary interest income); and

•	the U.S. Holder’s tax basis in the notes.
     Any such gain or loss generally will be capital gain or loss (except as described under “—Market Discount and Bond Premium” above) and generally will be long-term capital gain or loss if the note has been held or deemed held for more than one year at the time of the disposition. Net capital gains of noncorporate U.S. Holders, including individuals, may be taxed at lower rates than items of ordinary income. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. Any gain or loss recognized by a U.S. Holder on the sale or other disposition of a note generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States. Any loss attributable to accrued but unpaid interest will be allocated against income of the same category and source as the interest on the notes unless certain exceptions apply. A U.S. Holder’s tax basis in a note will generally equal the U.S. Holder’s cost therefor, increased by the amount of market discount, if any previously included in income in respect of the note and decreased (but not below zero) by the amount of principal payments received by such holder in respect of the note and the amount of amortized bond premium, if any, previously taken into account with respect to the note.
Information Reporting and Backup Withholding
     A U.S. Holder of the notes may be subject to “backup withholding” with respect to certain “reportable payments,” including interest payments and, under certain circumstances, principal payments on the notes or upon the receipt of proceeds upon the sale or other disposition of such notes. These backup withholding rules apply if the U.S. Holder, among other things:
•	fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalty of perjury within a reasonable time after the request for the TIN;

•	furnishes an incorrect TIN;

•	is notified by the IRS that is has failed to report properly interest or dividends; or

•	under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding.
     A U.S. Holder that does not provide us with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the U.S. Holder’s federal income tax liability, provided that the required information is timely furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain exempt U.S. Holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established.
     We will report to the U.S. Holders of notes and to the IRS the amount of any “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to these payments.
Certain Canadian Material Federal Income Tax Considerations for Non-Residents of Canada
     The following summary fairly describes the main Canadian federal income tax consequences applicable to you if you exchanged old notes for new notes pursuant to the exchange offer or if you invested, as initial purchaser or through a subsequent investment in the notes, in the notes and, for purposes of the Income Tax Act (Canada), which we refer to as the Act, you hold such new notes as capital property. Generally, a note will be considered to be capital property to a holder provided the holder does not hold the note in the course of carrying on a business and has not acquired the note in one or more transactions considered to be an adventure or concerns in the nature of trade. This summary is based on the Canada-United States Income Tax Convention (1980), as amended, or the Convention, the relevant provisions of the Act and the Regulations thereunder, or the Regulations, as in force on the date hereof, and counsel’s understanding of the administrative practices of the Canada Revenue Agency. It assumes that the specific proposals to amend the Act and the Regulations publicly announced by the Minister of Finance of Canada prior to the date of this prospectus are enacted in their present form, but the Act or the Regulations may not be amended as proposed or at all. This summary does not address provincial, territorial or foreign income tax considerations. Changes in the law or administrative practices or future court decisions may affect your tax treatment.

     The following commentary is generally applicable to a holder who, at all times for purposes of the Act, deals at arm’s length with us and is neither an insurer who carries on an insurance business in Canada nor an authorized foreign bank and who, for the purposes of the Convention and the Act, is not and is not deemed to be a resident of Canada during any taxation year in which it owns the notes and does not use or hold, and is not deemed to use or hold the notes in the course of carrying on a business in Canada, who we refer to as a Non-Resident Holder.
Interest Payments
     A Non-Resident Holder will not be subject to tax (including withholding tax) under the Act on interest, principal or premium on the notes.
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
     F — Dividends and Paying Agents
     Not applicable.
     G — Statement by Experts
     Not applicable.
     H — Documents on Display
     We file periodic reports and other information with the SEC. These reports include certain financial and statistical information about us and may be accompanied by exhibits. You may read and copy this information at the public reference room of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549, or obtain copies of this information by mail from the public reference room at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the SEC’s Public Reference Room. The SEC also maintains an Internet website that contains reports and other information about issuers like us who file electronically with the SEC. The URL of that website is http://www.sec.gov. Any documents concerning Sun Media that are referred to in this annual report may also be inspected at the offices of our parent company, Quebecor Media Inc., 612 Saint-Jacques Street, Montréal, Québec, H3C 4M8, Canada. You may also call Quebecor Media’s Investor Relations at (514) 380-1999.
     I — Subsidiary Information
     Not applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
     Sun Media uses certain financial instruments such as interest rate and cross-currency swap agreements to manage interest rate and foreign exchange exposures. These instruments are used solely to reduce or eliminate the financial risks associated with Sun Media’s obligations and are not used for trading or speculation purposes. The cross currency interest rate swaps related to the Senior Notes include an option that allows each party to unwind the transaction on February 15, 2008 at the then market value.
Interest Rate Risk
     The Company entered into cross currency swap agreements in connection with the issuance of its Senior Notes. These agreements have the effect of converting the interest rate (i) from a fixed rate of 7.625% on US$155.0 million to a fixed rate of 8.17% on $236.0 million for a period of 5 years and to a floating rate based on the 3-month banker’s acceptance rate plus a premium of 3.696% for the following 5 years, and (ii) from a fixed rate of 7.625% on US$50 million to a floating rate of the acceptance rate plus a premium of 3.696% on $76.1 million for a period of 10 years.
     In addition, the Company entered into a cross currency swap agreement connection with its Term Loan B credit facility. That agreement has the effect of converting the interest rate from a floating rate of LIBOR plus a premium of 2.00% on US$198.7 million, to a floating rate based on the 3-month banker’s acceptance rate plus a premium of 2.477% on $301.5 million.
     As at December 31, 2005, and after taking into account related financial instruments, 62% of the Company’s long-term debt until February 14, 2008 and 100% thereafter is tied to variable interest rates. The Company could modify, at any time, its exposure to variable interest rates through the use of financial instruments.
Foreign Currency Exchange Risk
     Virtually all of the Company’s revenues are received in Canadian dollars and, as a result, it has no exposure to foreign currency exchange risk with respect to revenues. However, the Company’s Senior Notes and Term Loan B credit facility are denominated in U.S. dollars and interest and principal repayments thereon must be paid in U.S. dollars. The Company has entered into cross-currency swap agreements for 100% of its U.S. dollar-denominated debt obligations. As a result, fluctuations of the Canadian dollar against the U.S. dollar will not generate foreign exchange economic gains or losses on the Company’s debt. The Company may sometimes be required to incur some of its expenses or purchases in U.S. dollars, which would result in a risk exposure to the fluctuations of the Canadian dollar against the U.S. dollar. From time to time, the Company may use derivatives instruments to mitigate those risks.
Commodity Price Risk
     The Company is exposed to commodity price risk, as newsprint prices are subject to significant volatility, and newsprint is our largest raw material expense. We entered into a long-term agreement with a newsprint manufacturer for the supply of all our newsprint purchases. This agreement expired on December 31, 2005, although the manufacturer has continued to supply newsprint to us on the same terms as we negotiate the extension of this supply agreement through December 31, 2006. This agreement has allowed Sun Media to mitigate some of its commodity price risk by providing for a discount to market prices, as well as providing additional volume discounts above certain thresholds. Under this agreement, Sun Media committed to purchasing its newsprint supply exclusively from this manufacturer, with a minimum annual purchase of 15,000 metric tonnes of newsprint. We used approximately 150,000 metric tonnes of newsprint in our operations in 2005.
Credit Risk
     Concentration of credit risk with respect to trade receivables is limited due to the Company’s large customer base. Therefore, as at December 31, 2005, Sun Media had no significant concentration of credit risk.

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
Fair Value of Financial Instruments
     The table below provides information on the derivative financial instruments and other financial instruments that are sensitive to changes in interest rates and foreign currencies as of the date shown.

	December 31, 2004		December 31, 2005
	Carrying		Carrying
	value	Fair value	value	Fair value
	(in millions)
Financial Instrument:
Long-term debt(1)	$(484.3)	$(507.7)	$(466.3)	$(476.0)
Cross-currency interest rate swaps and foreign exchange forward contracts	$(147.4)	$(169.8)	$(165.7)	$(186.5)

(1)	Including current portion
Material Limitations
     Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Item 12. Description of Securities other than Equity Securities
     Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     A. None.
     B. Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
          Material Modifications to the Rights of Security Holders
          None.
          Use of Proceeds
          Not applicable.

Item 15. Controls and Procedures
     As at the end of the period covered by this report, our Chief Executive Officer and our Chief Financial Officer, together with members of our senior management, have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.
     There have occurred no changes in our internal controls over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
     Our Board of Directors has determined that Mr. La Couture is an “audit committee financial expert” (as defined in Item 16A of Form 20-F) serving on our Audit Committee. Our Board of Directors has determined that Mr. La Couture is an “independent” director, as defined under SEC rules.
Item 16B. Code of Ethics
     We have adopted a Code of Ethics (as defined in Item 16B of Form 20-F) that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We filed a copy of this Code of Ethics as Exhibit 11.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2003.
Item 16C. Principal Accountant Fees and Services
     KPMG LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2005, for which audited financial statements appear in this annual report on Form 20-F.
     The Audit Committee establishes the independent auditor’s compensation. In 2003, the Audit Committee also established policies and procedures to pre-approve all audit and non-audit services performed by the independent auditor, determining which non-audit services the independent auditor is prohibited from providing, and, exceptionally, authorizing permitted non-audit services to be performed by the independent auditor, but only to the extent those services are permitted by the Sarbanes-Oxley Act of 2002 and Canadian law. For each of the years ended December 31, 2004 and 2005, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services under the Sarbanes-Oxley Act of 2002. For the years ended December 31, 2004 and 2005, the aggregate fees billed by KPMG LLP and its affiliates are as follows:

	2004	2005
	(dollars in thousands)
Audit fees (1)	$458	$547
Audit-related fees (2)	20	13
All other fees (3)	19	144

	$497	$704

(1)	Audit fees consist of fees billed for the annual audit of the Company’s consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the review of documents filed with the SEC.

(2)	Audit-related fees consist of fees billed for assurance and related services, and include consultations concerning financial accounting and reporting standards; due diligence related to acquisitions; employee benefit plan audits and comfort letters and other work related to offering documents and prospectuses.
(3)	All other fees include reviews of the Company’s documentation of disclosure controls and procedures.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not Applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     Not Applicable.
PART III
Item 17. Financial Statements
     The audited consolidated balance sheets of the Company, as at December 31, 2004 and 2005 and the consolidated statements of income, shareholder’s equity and cash flows of the Company for the years ended December 31, 2003, 2004 and 2005, including the notes thereto and together with the auditor’s report thereon, are included beginning on page F-1 of this annual report.
Item 18. Financial Statements
     Not applicable.
Item 19. Exhibits
     The following documents are filed as exhibits to this Form 20-F:

Exhibit
Number	Description
1.1	Certificate and Articles of Continuance of Sun Media Corporation, dated February 12, 1999 (Incorporated by reference to Exhibit 1.1 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 1998).

1.2	Certificate and Articles of Amalgamation of Sun Media Corporation, dated February 28, 1999 (Incorporated by reference to Exhibit 1.2 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 1998).

1.3	Certificate and Articles of Continuance of Sun Media Corporation, dated July 3, 2001 (Incorporated by reference to the Exhibit 1.3 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2001).

1.4	Articles of Sun Media Corporation, as of May 17, 2004.

1.5	By-laws of Sun Media Corporation (Incorporated by reference to the Exhibit 1.5 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2001).

1.6	Amendment to by-laws of Sun Media Corporation dated January 16, 2003 (Incorporated by reference to the Exhibit 1.5 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

1.7	Amendment to by-laws of Sun Media Corporation dated February 6, 2003 (Incorporated by reference to the Exhibit 1.6 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

2.1	Form of 7 5/8% Senior Note due 2013 of Sun Media Corporation (included in Exhibit A to Exhibit 2.2 below).

2.2	Indenture, dated as of February 7, 2003, among Sun Media Corporation, the subsidiary guarantors signatory thereto, and National City Bank, as trustee (Incorporated by reference to Exhibit 2.2 of Sun Media Corporation’s Registration Statement on Form F-4, filed on March 24, 2003, Registration Statement No. 333-103998).

Exhibit
Number	Description
2.3	Subordination Agreement dated as of February 7, 2003 among Sun Media Corporation, Quebecor Media Inc. and National City Bank (Incorporated by reference to Exhibit 2.3 of Sun Media Corporation’s Registration Statement on Form F-4, filed on March 24, 2003, Registration Statement No. 333-103998).

2.4	First Supplemental Indenture dated as of July 30, 2004 by and among Sun Media Corporation, the subsidiary guarantors signatory thereto and U.S. Bank Corporate Trust Services (formerly National City Bank) (Incorporated by reference to Exhibit 2.4 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.1	Employment Agreement dated as of January 13, 1998 for William R. Dempsey (Incorporated by reference to Exhibit 4.1 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 1997).

4.2	Employment Agreement dated as of January 13, 1998 for J. Craig Martin (Incorporated by reference to Exhibit 4.2 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 1997).

4.3	Credit Agreement dated as of February 7, 2003 by and among Sun Media Corporation, Bank of America, N.A., Banc of America Securities LLC and Credit Suisse First Boston Corporation, as arrangers, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto (the “Credit Agreement”) (Incorporated by reference to Exhibit 4.3 of Sun Media Corporation’s Registration Statement on Form F-4, filed on March 24, 2003, Registration Statement No. 333-103998).

4.4	First Amending Agreement to the Credit Agreement, dated as of December 2, 2003, by and among Sun Media Corporation, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto (Incorporated by reference to Exhibit 4.4 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2003).

4.5	Second Amending Agreement to the Credit Agreement, dated as of October 12, 2004, by and among Sun Media Corporation, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto (Incorporated by reference to Exhibit 4.5 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.6	Third Amending Agreement to the Credit Agreement, dated as of January 17, 2006, by and among Sun Media Corporation, Bank of America, N.A., as administrative agent, and certain other financial institutions party thereto.

4.7	Subordination Agreement for Existing Back-To-Back Securities dated as of February 7, 2003 between Sun Media Corporation and Quebecor Media Inc. (Incorporated by reference to Exhibit 4.6 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.8	Guarantee, dated as of February 7, 2003, by and among Bowes Publishers Limited, Sun Media (Toronto) Corporation, SMC Nomineeco Inc., 3661458 Canada Inc., Toronto Sun International, Inc., TS Printing Inc., Florida Sun Publications, Inc. and 3351611 Canada Inc., in favor of Bank of America, N.A (Incorporated by reference to Exhibit 4.7 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.9	Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. (relating to shares of Bowes Publishers Limited and Sun Media (Toronto) Corporation) (Incorporated by reference to Exhibit 4.8 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.10	Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. (relating to shares of Toronto Sun International, Inc.) (Incorporated by reference to Exhibit 4.9 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.11	Deed of Movable Hypothec with Delivery dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. (Incorporated by reference to Exhibit 4.10 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.12	Deed of Movable Hypothec with Delivery dated as of February 7, 2003 by Sun Media (Toronto) Corporation in favor of Bank of America, N.A (Incorporated by reference to Exhibit 4.11 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

Exhibit
Number	Description
4.13	Deed of Movable and Immovable Hypothec dated as of February 4, 2003 between Sun Media Corporation and Bank of America, N.A (Incorporated by reference to Exhibit 4.12 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.14	Deed of Movable Hypothec dated as of February 4, 2003 between 3351611 Canada Inc. and Bank of America, N.A (Incorporated by reference to Exhibit 4.13 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.15	General Security Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A (Incorporated by reference to Exhibit 4.14 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.16	Form of General Security Agreement (by guarantors) dated as of February 7, 2003 in favor of Bank of America, N.A (Incorporated by reference to Exhibit 4.15 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.17	Debenture Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A (Incorporated by reference to Exhibit 4.16 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.18	Debenture Pledge Agreement dated as of February 7, 2003 by 3351611 Canada Inc. in favor of Bank of America, N.A (Incorporated by reference to Exhibit 4.17 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.19	Demand Debenture dated as of February 7, 2003 by Sun Media Corporation (Incorporated by reference to Exhibit 4.18 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.20	Demand Debenture dated as of February 7, 2003 by 3351611 Canada Inc (Incorporated by reference to Exhibit 4.19 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.21	Form of Demand Debenture dated as of February 4, 2003 between Sun Media Corporation or Bowes Publishers Limited and Bank of America, N.A (Incorporated by reference to Exhibit 4.20 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.22	12.15% Convertible Obligation (“CANCAP”) due July 14, 2007 between Sun Media Corporation and Quebecor Media Inc., dated July 9, 2001 (Incorporated by reference to Exhibit 4.23 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2001).

4.23	12.15% Convertible Obligation (“CANCAP”) due July 14, 2007 between Bowes Publishers Limited and Sun Media Corporation, dated July 9, 2001 (Incorporated by reference to Exhibit 4.24 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2001).

4.24	12.15% Convertible Obligation (“CANCAP”) due November 28, 2008 between Sun Media Corporation and Quebecor Media Inc., dated November 28, 2002 (Incorporated by reference to Exhibit 10.9 of Sun Media Corporation’s Registration Statement on Form F-4, filed on March 24, 2003, Registration Statement No. 333-103998).

4.25	12.25% Convertible Obligation (“CANCAP”) due November 28, 2008 between Sun Media (Toronto) Corporation and Sun Media Corporation, dated November 28, 2002 (Incorporated by reference to Exhibit 10.10 of Sun Media Corporation’s Registration Statement on Form F-4, filed on March 24, 2003, Registration Statement No. 333-103998).

4.26	10.50% Convertible Obligation (“CANCAP”) due January 14, 2020 between Sun Media Corporation and Quebecor Media Inc., dated January 14, 2005 (Incorporated by reference to Exhibit 4.26 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.27	10.50% Convertible Obligation (“CANCAP”) due July 6, 2020 between Sun Media Corporation and 3095531 Nova Scotia Company, dated July 12, 2005.

4.28	Management Services Agreement dated January 17, 2003 between Quebecor Media Inc. and Sun Media Corporation (Incorporated by reference to Exhibit 10.11 of Sun Media Corporation’s Registration Statement on Form F-4, filed on March 24, 2003, Registration Statement No. 333-103998).

Exhibit
Number	Description
7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Sun Media Corporation.

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2001).

12.1	Certification of Pierre Francoeur, President and Chief Executive Officer of Sun Media Corporation, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Kin-Man Lee, Vice President and Chief Financial Officer of Sun Media Corporation, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Pierre Francoeur, President and Chief Executive Officer of Sun Media Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Kin-Man Lee, Vice President and Chief Financial Officer of Sun Media Corporation pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUN MEDIA CORPORATION

By: /s/ Kin-Man Lee

Name: Kin-Man Lee
Title: Vice President and Chief Financial Officer
Dated: March 21, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder and the Directors of Sun Media Corporation
We have audited the accompanying consolidated balance sheets of Sun Media Corporation and subsidiaries (“Sun Media” or the “Company”) as of December 31, 2004 and 2005, and the consolidated statements of income, shareholder’s equity, and cash flows for the years ended December 31, 2003, 2004 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sun Media and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for the years ended December 31, 2003, 2004 and 2005 in conformity with Canadian generally accepted accounting principles.
Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 18 to the consolidated financial statements.
/s/ KPMG LLP
Toronto, Canada
February 10, 2006

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31
(In thousands of Canadian dollars)

	2003	2004	2005
REVENUES	$845,922	$888,149	$915,627

OPERATING EXPENSES

Wages and employee benefits	317,079	338,105	346,253
Newsprint	100,758	104,698	104,182
Other operating expenses	203,331	217,501	243,017
Depreciation (note 7)	27,115	23,368	27,614
Amortization of intangible assets	467	2,670	2,710

	648,750	686,342	723,776

OPERATING INCOME	197,172	201,807	191,851

Financial expenses (note 3)	43,950	51,138	46,738
Dividend income on preferred shares of Quebecor Media Inc. (note 5)	(224,589)	(147,462)	(150,710)
Interest on convertible obligations to Quebecor Media Inc. (note 5)	218,301	143,333	146,376
Dividend income on preferred shares of SUN TV Company (note 6)	—	—	(1,918)
Interest on convertible obligations to SUN TV Company (note 6)	—	—	1,856
Gain on disposition of CP24 (note 1(c))	—	(8,000)	—
Gain on refinancing of long-term debt (note 9)	(7,463)	—	—

	30,199	39,009	42,342

INCOME BEFORE INCOME TAXES, EQUITY LOSS AND NON-CONTROLLING INTEREST	166,973	162,798	149,509

Income tax expense (recovery) (note 4)	(20,266)	4,565	3,347
Equity loss on investment in SUN TV Company (note 1(c))	—	147	2,747
Non-controlling interest	1,032	1,341	1,488

INCOME FROM CONTINUING OPERATIONS	186,207	156,745	141,927

DISCONTINUED OPERATIONS (note 2)	3,483	—	—

NET INCOME	$189,690	$156,745	$141,927

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY
For the years ended December 31
(In thousands of Canadian dollars)

			Total
	Capital	Retained	Shareholder’s
	Stock	Earnings	Equity
BALANCE — DECEMBER 31, 2003	$301,801	$32,459	$334,260

Net income	—	156,745	156,745
Dividends on capital stock paid to Quebecor Media Inc. (notes 11 and 14)	—	(135,115)	(135,115)
Recognition of prior year tax losses on related party transaction	—	1,259	1,259

BALANCE — DECEMBER 31, 2004	$301,801	$55,348	$357,149

Net income	—	141,927	141,927
Dividends on capital stock paid to Quebecor Media Inc. (notes 11 and 14)	—	(169,653)	(169,653)

BALANCE — DECEMBER 31, 2005	$301,801	$27,622	$329,423

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars)

	2003	2004	2005
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS:

OPERATING
Income from continuing operations	$186,207	$156,745	$141,927
Items not involving cash:
Depreciation of property, plant and equipment	27,115	23,368	27,614
Amortization of intangible assets	467	2,670	2,710
Future income taxes	(9,415)	2,334	2,281
Non-controlling interest	1,032	1,341	1,488
Equity loss on investment in SUN TV Company (note 1(c))	—	147	2,747
Net unrealized loss on foreign currency translation and financial instruments (note 3)	—	6,779	4,100
Gain on disposition of CP24 (note 1(c))	—	(8,000)	—
Gain on refinancing of long-term debt (note 9)	(7,463)	—	—
Other	1,894	1,698	1,718

	199,837	187,082	184,585
Changes in non-cash operating working capital	25,208	(9,687)	(3,202)

Cash provided by operating activities of continuing operations	225,045	177,395	181,383

FINANCING
Issuance of convertible obligations to Quebecor Media Inc. (note 5)	—	—	255,000
Redemption of convertible obligations to Quebecor Media Inc. (note 5)	(360,000)	(450,000)	(150,000)
Issuance of convertible obligations to SUN TV Company (note 6)	—	—	37,300
Dividends on capital stock paid to Quebecor Media Inc. (notes 11 and 14)	(151,239)	(135,115)	(169,653)
Repayment of loans	(14,758)	(29,288)	(3,490)
Payment of financing fees (note 9)	(11,750)	(200)	—
Proceeds on refinancing (net of note discount) (note 9)	655,829	—	—
Repayment of senior subordinated notes and senior credit facility (net of cash gain) (note 9)	(496,881)	—	—
Loans	958	—	—
Dividend paid to Quebecor Media Inc. on refinancing (note 9)	(260,000)	—	—
Other	(1,168)	(1,074)	(1,737)

Cash used in financing activities of continuing operations	(639,009)	(615,677)	(32,580)

INVESTING
Investment in preferred shares of Quebecor Media Inc. (note 5)	—	—	(255,000)
Disposal of preferred shares of Quebecor Media Inc. (note 5)	360,000	450,000	150,000
Investment in preferred shares of SUN TV Company (note 6)	—	—	(37,300)
Business acquisitions (note 1)	(34,182)	(4,092)	(2,062)
Business dispositions (note 2)	22,359	—	—
Decrease (increase) in short-term investments	58,039	16,380	—
Additions to property, plant and equipment	(14,309)	(18,820)	(15,675)
Proceeds from disposal of property, plant and equipment	345	628	526
Other	—	(1,508)	(66)

Cash provided (used in) by investing activities of continuing operations	392,252	442,588	(159,577)

Increase (decrease) in cash and cash equivalents	(21,712)	4,306	(10,774)
Decrease in cash and cash equivalents from discontinued operations	(46)	—	—
Cash and cash equivalents — beginning of year	51,046	29,288	33,594

Cash and cash equivalents — end of year	$29,288	$33,594	$22,820

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars)

CHANGES IN NON-CASH OPERATING WORKING CAPITAL
Accounts receivable	$(2,900)	$(3,635)	$(14,832)
Inventories	960	(2,159)	410
Accounts payable and accrued liabilities	19,592	(15,661)	17,915
Dividend income receivable from Quebecor Media Inc.	4,836	23,784	(3,787)
Interest expense payable to Quebecor Media Inc.	(4,700)	(23,119)	3,627
Dividend income receivable from SUN TV Company	—	—	(133)
Interest expense payable to SUN TV Company	—	—	129
Other	7,420	11,103	(6,531)

	$25,208	$(9,687)	$(3,202)

NON-CASH TRANSACTIONS
Acquisition of SUN TV Company (note 1(c))	$—	$(8,000)	$—
Disposition of CP24 (note 1(c))	—	8,000	—
Exchange of publications with Transcontinental Media G.P. (note 1(b))	—	—	1,111
See accompanying notes to consolidated financial statements

SUN MEDIA CORPORATION
CONSOLIDATED BALANCE SHEETS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)

	2004	2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$33,594	$22,820
Accounts receivable, net of allowance for doubtful accounts of $5,402 (2004 - $5,027)	123,576	138,408
Dividend income receivable from Quebecor Media Inc. (notes 5 and 14)	67,151	70,938
Dividend income receivable from SUN TV Company (notes 6 and 14)	—	133
Inventories	11,699	11,289
Prepaid expenses	4,909	4,740
Future income taxes (note 4)	5,697	6,222

TOTAL CURRENT ASSETS	246,626	254,550

INVESTMENT IN QUEBECOR MEDIA INC. PREFERRED SHARES (note 5)	1,140,000	1,245,000
INVESTMENT IN SUN TV COMPANY (note 6)	—	37,300
EQUITY INVESTMENT IN SUN TV	11,528	8,781
PROPERTY, PLANT AND EQUIPMENT (note 7)	186,392	174,115
GOODWILL (notes 1 and 4)	764,865	755,662
FUTURE INCOME TAXES (note 4)	29,732	32,664
OTHER ASSETS (note 8)	34,788	31,780

TOTAL ASSETS	$2,413,931	$2,539,852

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$23,977	$21,204
Accrued liabilities	98,250	118,938
Income and other taxes payable	6,766	6,442
Interest expense payable to Quebecor Media Inc. (notes 5 and 14)	65,270	68,897
Interest expense payable to SUN TV Company (note 6)	—	129
Deferred subscription revenue	18,807	18,971
Current portion of long-term debt (note 9)	2,765	2,675

TOTAL CURRENT LIABILITIES	215,835	237,256

LONG-TERM DEBT (note 9)	481,559	463,585
FUTURE INCOME TAXES (note 4)	41,136	36,674
OTHER LIABILITIES (note 10)	176,283	188,894
NON-CONTROLLING INTEREST	1,969	1,720
CONVERTIBLE OBLIGATIONS TO QUEBECOR MEDIA INC. (note 5)	1,140,000	1,245,000
CONVERTIBLE OBLIGATIONS TO SUN TV COMPANY (note 6)	—	37,300

TOTAL LIABILITIES	2,056,782	2,210,429

SHAREHOLDER’S EQUITY
Capital stock	301,801	301,801
-Authorized: 10,000,000,000 Voting Class A common shares, nil par value 10,000,000,000 Non-voting redeemable Class B Preferred Shares, nil par value 10,000,000,000 Non-voting Class C Preferred Shares, nil par value

-Issued and outstanding at December 31, 2004 and 2005: 1,261,001 Voting Class A common shares
Retained earnings	55,348	27,622

TOTAL SHAREHOLDER’S EQUITY	357,149	329,423

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$2,413,931	$2,539,852

COMMITMENTS AND CONTINGENCIES (note 12)
GUARANTEES (note 16)
See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
NATURE OF BUSINESS
The primary operation of Sun Media Corporation (“Sun Media” or “the Company”) is newspaper publishing. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada. Sun Media is also active in the newspaper and magazine and flyer distribution business. In addition, Sun Media provides a wide range of commercial printing and other related services to third parties through its national network of production and printing facilities. Sun Media also owns a 25% interest in SUN TV Company (“SUN TV”), formerly Toronto 1, a general interest television station in Toronto, Ontario.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Principles of Consolidation
The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its 50.01% owned subsidiary, Le Courrier du Sud Inc. Investments in joint ventures, including Dynamic Press Group and Vancouver 24 Hours, are accounted for using the proportionate consolidation method. The consolidated financial statements are prepared in conformity with generally accepted accounting principles in Canada. The material differences between generally accepted accounting principles in Canada and in the United States are described in note 18.
(b) Use of Estimates
The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of pension and other employee benefits, key economic assumptions used in determining the allowance for doubtful accounts, reserves for the restructuring of operations, the useful life of assets for amortization and evaluation of expected future cash flows to be generated by assets, the determination of fair value of assets acquired and liabilities assumed in business combinations, implied fair value of goodwill, provisions for income taxes and determination of future income tax assets, liabilities, the determination of the fair value of financial instruments and the determination of the fair value of stock-based compensation. Actual results could differ from these estimates.
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
The Company evaluates its allowance for uncollectible trade accounts receivable based on customers’ credit history and payment trends. Allowance for sales returns are based on the Company’s historical rate of return.
(d) Cash and Cash Equivalents
Cash and cash equivalents consist of cash, term deposits, corporate commercial paper, banker’s acceptances, and other highly liquid investments. Cash equivalents are purchased three months or less from maturity and are stated at amortized cost.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
(e) Inventory Valuation
Inventories, consisting primarily of newsprint and ink, are valued at the lower of cost net of rebates, determined on a first-in, first-out basis, and replacement cost.
(f) Property, plant and equipment
Property, plant and equipment are stated at cost and are depreciated over their estimated useful lives by charges to operations using the straight-line method. The rates of depreciation are as follows:

Buildings	25-40 years
Machinery and equipment	3-20 years
Interest on debt relating to projects under development is capitalized. Major improvements are capitalized, while maintenance and repairs are expensed when incurred. The Company reviews the carrying values of its property, plant and equipment if events or changes in circumstances indicate that the asset might be impaired by comparing the carrying amount of the asset to the expected future undiscounted cash flows to be generated by the asset. If the carrying value exceeds the amount recoverable, a write-down equal to the excess of the carrying amount over the fair value of the asset is charged to the Consolidated Statement of Income.
(g) Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rate on future income tax assets and liabilities is recognized in income in the period that includes the enactment or substantive enactment date. Future income tax assets are recognized and a valuation allowance is provided if realization is not considered “more likely than not”.
(h) Goodwill, Intangible Assets, Financing Fees and Deferred Assets or Liabilities Relating to Ineffective Hedge
Goodwill is not amortized. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not required. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the Consolidated Statement of Income.
Intangible assets with finite useful lives are amortized over their estimated useful life and are carried at the lower of amortized cost or their net recoverable amount. The Company reviews the carrying values of its intangible assets if events or changes in circumstances indicate that the asset might be impaired by comparing the carrying amount of the asset to the expected future undiscounted cash flows to be generated by the asset. If the carrying value exceeds the amount recoverable, a write-down equal to the excess of the carrying amount over the fair value of the asset is charged to the Consolidated Statement of Income.
Financing fees related to long-term financing are amortized using the straight-line method over the term of the related long-term debt.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
Deferred assets or liabilities relating to hedges that have become ineffective are amortized, using the effective interest rate method, over the term of the related financial instrument.
(i) Long-term Investments
Investments in companies subject to significant influence are accounted for using the equity method. Portfolio investments are accounted for using the cost method. A provision for loss in the value of investments is made when a decline in fair value is considered other than temporary.
(j) Stock-based Compensation
The compensation expense attributable to stock-based awards made by Sun Media’s ultimate parent company Quebecor Media Inc. (“Quebecor Media”) and Quebecor Inc. to employees of the Company that call for settlement in cash or other assets, at the option of the employee, is recognized in operating expenses over the vesting period. Changes in the intrinsic value of the stock option awards between the grant date and the measurement date result in a change in the measure of the liability and compensation expense.
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
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedging transactions. This process includes linking all derivatives to specific assets and liabilities or to specific firm commitments. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
The Company enters into cross currency and interest rate agreements to hedge its long-term debt. Each of the Company’s hedging relationships is formally documented and subject to an effectiveness test at the beginning of the relationship and subsequently on a quarterly basis for reasonable assurance that they are and will continue to be effective. For derivatives that are determined to be effective, foreign exchange translation gains and losses on the hedged debt are deferred and recorded under other assets or other liabilities. Premiums or discounts for these swap agreements are amortized, using the effective interest rate method, as an adjustment to income over the term of the agreement. Derivatives that are determined to be ineffective are reported on a mark-to-market basis in the Consolidated Balance Sheet, with the change from period to period reported in the Consolidated Statement of Income.
In the event a designated hedged item is sold, extinguished, or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on the related derivative instrument is recognized in income.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
(m) Pension Plans and Post-retirement Benefits
(i) Pension plans:
The Company offers defined benefit pension plans and defined contribution pension plans to various employee groups. Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Pension plan expense is charged to operations and includes:
-	Cost of pension plan benefits provided in exchange for employee services rendered during the year;

-	Amortization of the initial net transition asset, prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans; and

-	Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets at the beginning of the year over the expected average remaining service period of the active employee group covered by the plans.
Actuarial gains and losses arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation.
The expected average remaining service period of the active employee group covered by the plans is between 10 and 16 years.
The measurement date for calculating the fair value of plan assets, for the purpose of calculating the expected return on plan assets, and accrued benefit obligations is December 31.
For defined contribution plans, the pension expense is the Company’s contribution to the plan.
(ii) Post-retirement benefits:
The Company offers health, life and dental insurance plans to various retired employee groups. The Company accrues the cost of post-retirement benefits, other than pensions. These benefits are funded by the Company as they become due. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year over the expected average remaining service life of the active employee group covered by the plans.
(n) Advertising and Marketing Costs
Advertising costs, which include the Company’s marketing expenses, are expensed as incurred. From time to time, the Company provides advertising services to customers from which the Company concurrently acquires advertising or other services. Revenue and expenses from advertising barter transactions are measured based on the fair value of the services provided by the Company for similar cash transactions. For the year ended December 31, 2005, the Company recorded $10,835 of barter advertising (2003 – $9,100; 2004 – $8,506), including $2,852 with related parties (2003 – $2,244; 2004 – 1,496) (see note 14).
(o) Comparative Figures
Certain comparative figures for the years 2003 and 2004 have been reclassified to conform to the presentation adopted for the year ended December 31, 2005.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
1. ACQUISITIONS AND DISPOSITIONS
(a) Acquisition of Community Publications
In 2005, the Company separately acquired the following community publications:
-	The Londoner, a free weekly publication located in London, Ontario;

-	The Weekender and L’Horizon, two free weekly publications located in northern Ontario; and

-	Morinville Mirror and Redwater Tribune, two free weekly publications located near Edmonton, Alberta.
Total cash consideration for these purchases was $1,791, including acquisition costs. The Company used the purchase method to account for these acquisitions and, therefore, the operating results reflect the revenues and expenses of the acquired publications from their dates of acquisition. The assets acquired and liabilities assumed were recorded at their fair values on their respective dates of acquisition.
The purchase price of the community publications was allocated to assets and liabilities, as follows:

Non-cash working capital	$(231)
Property, plant and equipment	67
Goodwill	1,955

Total net assets acquired	$1,791

The purchase and sale agreement for The Londoner includes a price adjustment clause, which requires Sun Media to make additional payments if certain financial results are achieved. The Company has not recorded a liability associated with this price adjustment clause, as it is unable to estimate potential payments pertaining to this clause.
(b) Exchange of Publications with Transcontinental Media G.P. (“Transcontinental”)
Effective April 4, 2005, the Company sold to Transcontinental the operating assets of Beauport Express, a free weekly community newspaper located in Beauport, Quebec. Concurrent with the disposition of Beauport Express, the Company acquired from Transcontinental the operating assets of Journal la Vallée, a free weekly community newspaper located in St-Sauveur, Quebec. As this was a non-monetary exchange of similar productive assets, this transaction was recorded at the carrying amounts of the net assets disposed and therefore, no gains or losses were recorded.
The carrying amounts of the net assets disposed by major class of asset and liability are as follows:

Non-cash working capital	$148
Property, plant and equipment	5
Goodwill	958

Total net assets disposed	$1,111

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
The Company used the purchase method to account for the acquisition of Journal la Vallée and, therefore, the operating results reflect the revenues and expenses of the acquired operation from the date of acquisition. The purchase price, comprised of the operating assets of Beauport Express with a carrying value of $1,111 and cash consideration of $271, was allocated to assets and liabilities as follows:

Non-cash working capital	$244
Property, plant and equipment	20
Customer relationships	1,118

Total net assets acquired	$1,382

Customer relationships are classified as Other Assets and are being amortized over ten years.
(c) SUN TV and CP24
On December 2, 2004, the Company acquired 25% of the outstanding shares of SUN TV, a general interest television station in Toronto, Canada for total consideration, including acquisition costs, of $10,812, consisting of $2,812 in cash and the Company’s 29.9% interest in CP24, a 24-hour local news channel in Toronto, valued at $8,000. TVA Group Inc., also a subsidiary of Quebecor Media, acquired the other 75% of SUN TV. The Company recorded a net gain on the disposal of CP24 of $8,000.
In 2004, the Company made additional cash contributions to SUN TV in the amount of $863, maintaining its 25% equity interest in SUN TV.
The Company has recorded its 25% interest in SUN TV using the equity method of accounting and for the year ended December 31, 2005, recorded an equity loss on its investment in SUN TV of $2,747 (2004 – $147).
(d) Cochrane Times-Post
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
(e) Annex Publishing and Printing Inc.
On November 3, 2003, the Company acquired 100% of the outstanding shares of Annex Publishing & Printing Inc. for total cash consideration of $34,182, including acquisition costs. The operations include two daily and seven non-daily publications, two shopping guides, and a commercial printing operation, all located in Southern Ontario. The Company used the purchase method to account for the acquisition and, therefore, the operating results reflect the revenues and expenses of the acquired operations from the date of acquisition. The assets acquired and liabilities assumed were recorded at their fair value on November 3, 2003.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
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
For the year ended December 31, 2003, revenues from discontinued operations were $7,376, income before income taxes was $694 and net income was $498.
The following table details the carrying amounts of the net assets disposed by major class of asset and liability.

Non-cash working capital	$2,709
Property, plant and equipment	5,571
Goodwill	7,590
Other	682

Total net assets disposed	$16,552

3. FINANCIAL EXPENSES

	2003	2004	2005
Interest on long-term debt	$43,456	$41,105	$40,574
Loss on financial instruments	—	21,277	10,926
Unrealized foreign currency translation gain on a portion of Senior Notes	—	(14,950)	(7,628)
Amortization of deferred asset relating to ineffective hedge	—	452	802
Amortization of deferred financing costs	1,685	1,604	1,399
Foreign exchange loss on voluntary repayment of debt	143	551	—
Amortization of fair market premium	(209)	—	—
Other	(1,125)	1,099	665

Total financial expenses from continuing operations	$43,950	$51,138	$46,738

Cash interest payments — continuing operations	$38,837	$43,231	$41,053

Cash interest receipts — continuing operations	$3,257	$672	$631

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
4. INCOME TAXES
Income tax expense (recovery) is allocated as follows:

	2003	2004	2005
Continuing operations	$(20,266)	$4,565	$3,347
Discontinued operations	3,018	—	—

	$(17,248)	$4,565	$3,347

Income tax expense (recovery) attributable to income from continuing operations consists of:

	2003	2004	2005
Current	$(10,851)	$2,231	$1,066
Future	(9,415)	2,334	2,281

	$(20,266)	$4,565	$3,347

Cash tax payments — continuing operations	$4,812	$2,651	$2,613

Cash tax receipts — continuing operations	$26,042	$13,349	$1,314

The following table reconciles the difference between the statutory tax rate and the effective tax rate used by the Company and its subsidiaries in the determination of income from continuing operations.

	2003	2004	2005
Statutory tax rate – Ontario	36.6%	36.1%	36.1%
Effect of provincial tax rate differences	(0.8)%	(1.9)%	(1.8)%

National statutory tax rate	35.8%	34.2%	34.3%
Increase (reduction) resulting from:
Effect of non-deductible charges and/or other tax rate differences	(1.6)%	(0.4)%	0.7%
Effect of non-taxable income	(45.0)%	(31.8)%	(34.2)%
Change in valuation allowance	0.3%	—	0.8%
Large corporation taxes	0.9%	0.8%	0.7%
Other	(2.5)%	—	—

Effective tax rate on continuing operations	(12.1)%	2.8%	2.3%

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
The tax-effected temporary differences which result in the Company’s net future tax liabilities are as follows:

	2004	2005
Future income tax assets:
Loss carryforwards	$6,403	$9,671
Property, plant and equipment	14	—
Accounts payable, accrued charges and deferred revenue	3,476	5,395
Acquisition and reserve for restructuring of operations	1,444	1,225
Pension plan liability, post-retirement and workers compensation benefits	8,207	6,711
Goodwill and other assets	24,224	32,356
Other	2,491	1,729

	46,259	57,087
Valuation allowance	(572)	(1,860)

	$45,687	$55,227

Future income tax liabilities:
Property, plant and equipment	$(19,557)	$(20,596)
Goodwill and other liabilities	(31,837)	$(32,419)

	(51,394)	(53,015)

Net future income tax assets (liabilities)	$(5,707)	$2,212

The current and long-term future income tax assets and liabilities are presented as follows:

	2004	2005
Future income tax assets:
Current	$5,697	$6,222
Long-term	29,732	32,664

	35,429	38,886

Future income tax liabilities:
Long-term	(41,136)	(36,674)

Net future income tax assets (liabilities)	$(5,707)	$2,212

The valuation allowances of $572 and $1,860 as at December 31, 2004 and 2005, respectively, relate to capital losses arising during the year. Subsequent recognition of the tax benefit relating to this valuation allowance, if any, would be reported in the Consolidated Statement of Income.
In 2005, the Company determined that a future income tax liability of $10,200 recorded on the acquisition of Sun Media Corporation on January 7, 1999, was no longer required. Accordingly, the benefit recognized on the reversal of this liability was applied against the unamortized goodwill relating to the acquisition.
As at December 31, 2005, the Company had federal operating loss carryforwards for income tax purposes available to reduce future taxable income of $12,964, of which $1,621 expires in 2014 and $11,343 expires in 2015.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
5. INVESTMENT IN AND CONVERTIBLE OBLIGATIONS ISSUED TO QUEBECOR MEDIA INC.
On January 14, 2005, Sun Media sold $150,000 of its investment in the Cumulative First Preferred Shares of Quebecor Media and used the proceeds to redeem $150,000 of its convertible obligations. In addition, the Company issued a new convertible obligation to Quebecor Media in the amount of $255,000 (“2020 Convertible Obligation Issue”). This new convertible obligation matures on January 14, 2020, bears interest at 10.5% payable semi-annually and otherwise has terms and conditions substantially similar to its existing convertible obligations. The Company used the proceeds from the issuance of the 2020 Convertible Obligation Issue to invest in an additional $255,000 of Quebecor Media Preferred Shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its existing Preferred Shares in Quebecor Media. As a result of the transactions completed on January 14, 2005, the Company’s investment in Quebecor Media Preferred Shares and the principal balance of its convertible obligations was $1,245,000 as at December 31, 2005.
The following tables summarize the Company’s issuance of convertible obligations, and investments in Quebecor Media Preferred Shares:

	Convertible Obligation Issue
	2007	2008	2020	Total
Issue or Redemption Date

Balance — January 1, 2003	$1,600,000	$350,000	$—	$1,950,000
July 14, 2003	(265,000)	(95,000)	—	(360,000)

Balance — January 1, 2004	1,335,000	255,000	—	1,590,000
January 14, 2004	(450,000)	—	—	(450,000)

Balance — December 31, 2004	885,000	255,000	—	1,140,000
January 14, 2005	(150,000)	—	255,000	105,000

Balance — December 31, 2005	$735,000	$255,000	$255,000	$1,245,000

	Quebecor Media Preferred Shares
	12.5%	10.85%
	Series A	Series F	Total
Issue or Redemption Date

Balance — January 1, 2003	$1,950,000	$—	$1,950,000
July 14, 2003	(360,000)	—	(360,000)

Balance — January 1, 2004	1,590,000	—	1,590,000
January 14, 2004	(450,000)	—	(450,000)

Balance — December 31, 2004	1,140,000	—	1,140,000
January 14, 2005	(150,000)	255,000	105,000

Balance — December 31, 2005	$990,000	$255,000	$1,245,000

During the year ended December 31, 2005, dividends of $150,710 (2003 – $224,589; 2004 – $147,462) were declared on the Cumulative First Preferred Shares of Quebecor Media. For the year ended December 31, 2005, Sun Media received payments of dividend income of $146,923 (2003 – $229,425; 2004 – $171,246) from Quebecor Media. As at December 31, 2005 the unpaid dividend receivable from Quebecor Media was $70,938 (December 31, 2004 – $67,151).

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
During the year ended December 31, 2005, the interest expense on the convertible obligations amounted to $146,376 (2003 – $218,301; 2004 – $143,333). For the year ended December 31, 2005, the total interest paid on the convertible obligations was $142,749 (2003 – $223,001; 2004 – $166,452). As at December 31, 2005, the unpaid interest on the convertible obligations was $68,897 (December 31, 2004 – $65,270).
6. INVESTMENT IN AND CONVERTIBLE OBLIGATION ISSUED TO SUN TV
On July 12, 2005, Sun Media issued a $37,300 convertible obligation to SUN TV, a significantly influenced investee. The convertible obligation matures on July 6, 2020, and bears interest at 10.50% payable semi-annually on June 20 and December 20. Concurrently, the Company invested $37,300 in Class A Preferred Shares of SUN TV (“SUN TV Preferred Shares”). The SUN TV Preferred Shares are redeemable at the option of the issuer or retractable at the option of the Company at the paid-up value, are non-voting and carry a 10.85% annual fixed cumulative preferential dividend payable semi-annually.
During the year ended December 31, 2005, dividends of $1,918 were declared on the SUN TV Preferred Shares. As at December 31, 2005, the unpaid dividend receivable from SUN TV was $133.
During the year ended December 31, 2005, interest expense on the convertible obligations amounted to $1,856. As at December 31, 2005 the unpaid interest on the convertible obligations was $129.
7. PROPERTY, PLANT AND EQUIPMENT

	2004
			Net
		Accumulated	Book
	Cost	Depreciation	Value

Land	$19,386	$—	$19,386
Buildings	107,299	(30,811)	76,488
Machinery and equipment	248,538	(162,261)	86,277
Projects under development	4,241	—	4,241

Total	$379,464	$(193,072)	$186,392

	2005
			Net
		Accumulated	Book
	Cost	Depreciation	Value
|	| |
Land	$19,184	$—	$19,184
Buildings	108,048	(34,217)	73,831
Machinery and equipment	255,369	(177,727)	77,642
Projects under development	3,458	—	3,458

Total	$386,059	$(211,944)	$174,115

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
In August 2005, Quebecor Media approved a plan to invest in a new printing facility to be operated by an entity co-owned by Quebecor Media and Quebecor World Inc., which are both under the common control of Quebecor Inc. The new printing facility will be located in Toronto, Ontario. As part of this plan, Sun Media will outsource the printing of certain of its publications in Ontario to the new facility. In addition, in August 2005, Quebecor Media approved a plan to modernize and relocate the printing facilities of the Company’s newspaper, Le Journal de Montréal, to a new printing facility owned by Quebecor Media, which will be located in Saint-Janvier-de-Mirabel, Québec. These new facilities are expected to be fully operational in 2007. Management has not finalized all the significant details of the plan or the costs associated with the relocation of its printing facilities.
In accordance with CICA Handbook Section 3063, Impairment of Long-Lived Assets, Sun Media performed tests for the recoverability of its long-lived assets. The Company determined from its recoverability tests that no impairment exists, however, the Company has accelerated the depreciation of certain presses and related equipment to reflect the shortened useful life of such equipment. For the year ended December 31, 2005, the Company recorded additional depreciation of $4,568.
8. OTHER ASSETS

	2004	2005

Deferred financing fees, net of amortization	$9,063	$7,664
Deferred asset relating to ineffective hedge, net of amortization	12,462	11,660
Intangible assets (a)	11,750	10,158
Deferred pension (note 15)	—	720
Other	1,513	1,578

Total	$34,788	$31,780

(a) Intangible Assets

	2004
			Net
		Accumulated	Book
	Cost	Amortization	Value

Customer relationships	$9,862	$(1,157)	$8,705
Contractual agreements	5,000	(1,955)	3,045

Total	$14,862	$(3,112)	$11,750

	2005
			Net
		Accumulated	Book
	Cost	Amortization	Value

Customer relationships	$10,980	$(2,200)	$8,780
Contractual agreements	5,000	(3,622)	1,378

Total	$15,980	$(5,822)	$10,158

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
9. LONG-TERM DEBT

	Effective
	Interest Rate as at	Years of
	December 31	Maturity	2004	2005

Credit Facility (a)	6.24%	2008-2009	$241,572	$231,059
Senior Notes (b)	7.88%	2013	242,752	235,201

Total long-term debt			484,324	466,260
Less current portion			2,765	2,675

			$481,559	$463,585

Refinancing of Long-term Debt
On February 7, 2003, the Company sold US$205,000 (or Cdn$312,154) of its 7.625% Senior Notes due 2013 (the “Initial Notes”). On May 30, 2003, the Company completed its offer to exchange (the “Exchange Offer”) US$205,000 principal amount of its Initial Notes for an equal principal amount of new notes (the “Senior Notes”) registered under the Securities Act of 1933, as amended.
Concurrently with the completion of the private placement offering of the Initial Notes, the Company entered into a new senior secured bank credit facility (“Credit Facility”) consisting of a $75,000 revolving facility and a US$230,000 (or Cdn$349,025) term loan B credit facility. The Company used the net proceeds from the issuance of the Initial Notes and borrowings under the Credit Facility totalling $655,829 (after the note discount of $5,350), as well as additional cash then available to repay borrowings under the old credit facility of $301,473, to redeem on March 10, 2003 two series of senior subordinated notes then outstanding for an aggregate principal amount of $205,687, and pay financing fees on the transaction of $11,250. The Company also used a portion of the net proceeds to declare and pay to Quebecor Media, its ultimate parent company, a dividend in an aggregate amount of $260,000.
As a result of the refinancing, the Company recorded a net gain in 2003 of $7,463, or $5,914 after taxes, related to the redemption of the Company’s senior subordinated notes, the repayment of its old credit facility, and the payment of the related accrued interest. The net gain was comprised of a cash gain of $10,279 resulting from the unwinding of hedging contracts on the senior subordinated notes, net of a redemption premium and a foreign exchange loss, offset by the write-off of related deferred financing costs.
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
Any amount borrowed under the revolving credit facility must be repaid in February 2008, and bears interest at the Canadian banker’s acceptance and/or Canadian prime rate plus an applicable margin determined by financial ratios. As at December 31, 2005, no amounts were drawn on the $75,000 revolving credit facility.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
The term loan B credit facility is subject to repayments of US$575 per quarter during the term of the loan, commencing on April 30, 2003, with the balance being fully repayable in February 2009. Effective December 2, 2003 and October 12, 2004, respectively, the Credit Facility was amended to reduce the applicable margins on advances made under the term loan B credit facility. As a result, such advances bear interest at LIBOR plus a margin of 2.00% per annum, or the U.S. prime rate plus a margin of 1.00% per annum, with the possibility for these margins to be further reduced under certain circumstances. At December 31, 2005, the aggregate amount outstanding under the term loan B credit facility was US$198,675 (or Cdn$231,059), with an effective interest rate of 6.24% on the aggregate outstanding amount in U.S. dollars.
On January 17, 2006 the Company amended its Credit Facility, allowing it to create a new term facility that will expire in February 2009 (the “Term Loan C Facility”). This facility, consisting of a drawn principal amount of $40,000, will bear interest at a rate equivalent to the Canadian banker’s acceptance rate plus 1.50% or Canadian prime rate plus 0.50%, and will be subject to quarterly principal repayments of $100. The proceeds from the Term Loan C Facility were paid to the parent company in exchange for a reduction of paid-up capital.
In addition to the Term Loan C Facility, the Company made some modifications to its Credit Facility including (i) increasing its ability to invest in the business; (ii) increasing the maximum leverage ratio allowed; and (iii) increasing its ability to distribute cash flows to its parent company.
(b) Senior Notes
The Senior Notes are comprised of 7.625% Senior Notes due February 15, 2013. Interest is payable semi-annually in arrears on February 15 and August 15 of each year. The Senior Notes are unsecured obligations of the Company and rank equally with all of its other unsecured senior indebtedness. The Senior Notes are guaranteed by specific subsidiaries of the Company (note 18(x)). All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law). The Senior Notes also contain covenants restricting the Company’s ability to declare and pay dividends, and make other distributions.
The Senior Notes were recorded after an initial note discount of $5,350, resulting in an effective interest rate of 7.88% per annum, on the outstanding principal amount in U.S. dollars. At December 31, 2005, the outstanding principal amount of the Senior Notes was US$205,000 (Cdn$238,415).
(c) Principal Repayments
As at December 31, 2005, the aggregate amount of minimum principal payments required in each of the next five years based on current borrowing levels and the payment requirements under the Credit Facility are as follows:

Year Ending December 31
2006	$2,675
2007	2,675
2008	2,675
2009	223,034
2010	—

$231,059

There are no principal repayments required for the Senior Notes over the next five years.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
10. OTHER LIABILITIES

	2004	2005
Deferred foreign exchange gain on long-term debt	$89,247	$96,619
Fair value of financial instruments deemed ineffective as hedges	58,169	69,095
Pension and post-retirement obligations (note 15)	25,226	20,388
Long-term portion of provision for restructuring (a)	3,641	2,792

	$176,283	$188,894

(a)	This provision relates to restructuring initiatives that took place in 1994, 1996 and 1997, and represents the long-term portion of the residual liability with respect to future monthly payments the Company is required to make on these initiatives.
11. CAPITAL STOCK (in thousands of Canadian dollars, except for per share information)
The Class A common shares are voting, participating and entitle their holders to receive dividends as declared by the Board of Directors.
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
The Class C Preferred Shares are non-voting and are issuable in series. Terms and conditions of the Class C Preferred Shares are to be determined from time to time, by the Board of Directors.
Dividends
The dividends declared and paid by the Company for the year ended December 31, 2005 totalled $169,653 or $134.54 per share (2003 – $411,239 or $326.12 per share; 2004 – $135,115 or $107.15 per share).
Stock-based Compensation
(a) Quebecor Media stock option plan:
Under a stock option plan established by Quebecor Media, 6,185,714 Common Shares of Quebecor Media were set aside for officers, senior employees and other key employees of Quebecor Media and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by Quebecor Media’s Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the date of grant) or the trading price of the Common Shares of Quebecor Media on the stock exchange where such shares are listed at the date of grant. Unless authorized by Quebecor Media’s Compensation Committee in the context of a change of control, no options may be exercised by an optionee if the shares of Quebecor Media have not been listed on a recognized stock exchange. At December 31, 2007, if the shares of Quebecor Media have not been so listed, optionees may exercise their right, between January 1st and January 31st each year, to receive the difference between the fair market value and the exercise price of their vested options in cash. Except under specific circumstances, and unless Quebecor Media’s Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules, as determined by Quebecor Media’s Compensation Committee at the date of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of grant; (ii) equally over four years with the first 25% vesting

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
on the second anniversary of the date of grant; and (iii) equally over three years with the first 33.3% vesting on the third anniversary of the date of grant. All options outstanding as of December 31, 2005 were granted to senior executives of Quebecor Media and its subsidiaries.
The following table provides summary information on outstanding options granted to the Company’s employees, directors and officers, under the Quebecor Media plan as at December 31, 2004 and 2005.

	2004		2005
		Weighted		Weighted
		average		average
	Options	exercise price	Options	exercise price

Balance at beginning of year	687,111	$16.22	741,593	$16.77
Granted	71,717	21.75	30,147	27.86
Cancelled	(17,235)	15.66	(12,075)	19.46

Balance at end of year	741,593	$16.77	759,665	$17.17

Vested options at end of year	99,504	$16.26	291,619	$16.45

The following table gives summary information on outstanding options as at December 31, 2005.

	Outstanding options			Options exercisable
		Weighted			Weighted
Range of		average years	Weighted average		average
exercise price	Number	to maturity	exercise price	Number	exercise price
$15.00 - $19.00	635,710	6.5	$16.05	268,439	$16.05
$19.01 - $21.00	18,240	7.7	19.46	7,296	19.46
$21.01 - $23.00	75,568	8.1	21.74	15,884	21.72
$23.01 - $29.00	30,147	9.1	27.86	—	—

$15.00 - $29.00	759,665	6.8	$17.17	291,619	$16.45

(b) Quebecor stock option plan:
In addition, under a stock option plan established by Quebecor Inc., 6,500,000 Class B Shares have been set aside for officers, senior employees and other key employees of Quebecor Inc. and its subsidiaries. The exercise price of each option is equal to the weighted average trading price of Quebecor Inc. Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the grant of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. Holders of options under Quebecor Inc. stock option plan have the choice, when they want to exercise their options, to acquire Quebecor Inc. Class B Shares at the corresponding option exercise price or to receive a cash payment from Quebecor Inc. equivalent to the difference between the market value of the underlying shares and the exercise price of the option. Quebecor Inc. believes that employees will choose to receive cash payments on the exercise of stock options. The Board of Directors of Quebecor Inc. may, at its discretion, affix different vesting periods at the time of each grant. As at December 31, 2005, 15,000 options have been issued under the Quebecor Plan to employees of the Company at an exercise price of $27.64, which expire in 2011. The options issued vest equally over four years with the first 25% vesting on the second anniversary of the date of grant. As at December 31, 2005, 11,250 of the options have vested.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
For the year ended December 31, 2005, compensation expense of $2,824 (2003 – $1,887; 2004 – $4,114) has been recorded by the Company in its wages and employee benefits expense for options issued to its employees under the Quebecor Media Plan and the Quebecor Plan, as the exercise price of the options was lower than the fair market value of the shares at that date.
12. COMMITMENTS AND CONTINGENCIES
(a) Leases and Commitments
The Company rents premises and equipment under operating leases, which expire at various dates up to 2015. The 2005 rental expense for these operating leases was $6,830 (2003 – $7,293; 2004 – $6,808). The Company has also entered into long-term commitments to purchase services and capital equipment over periods which expire at various dates up to 2009. In addition, the Company has guaranteed a portion of residual values for certain leased costs under operating leases with various expiry dates between 2006 and 2010. Minimum payments under these arrangements for each of the next five years and thereafter are as follows:

		Other
Year Ending December 31	Leases	Commitments
2006	$5,392	$7,978
2007	4,577	3,363
2008	3,909	1,950
2009	3,037	558
2010	2,140	564
Thereafter	4,595	—

	$23,650	$14,413

(b) Newsprint
Newsprint represents a significant input and component of operating costs for the Company. The Company uses one newsprint manufacturer to supply substantially all of its requirements, and entered into a long-term agreement with this supplier which expired December 31, 2005. The Company is currently renegotiating the contract for the period ending December 31, 2006. The terms of the agreement provided the Company with an ongoing discount to market prices, and commit the Company to purchase its newsprint supply exclusive from this supplier with an annual minimum purchase of 15,000 tonnes of newsprint.
(c) Management Fee
In 2002, the Company began paying an annual management fee to Quebecor Media for services rendered to the Company pursuant to a five-year management services agreement. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. The agreement provides for an annual management fee of $9,100 in respect of 2005 (2003 – $5,400; 2004 – $6,600). In addition, Quebecor Media is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. The agreement also provides that in no event may the fees and reimbursements paid to Quebecor Media for any given year exceed 1.5% of the Company’s consolidated revenues for such year.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
(d) Legal Actions
A number of legal actions against the Company are pending. In the opinion of management the outcome of these pending legal actions will not have a material adverse effect on the Company’s results of operations, liquidity or its financial position.
13. FINANCIAL INSTRUMENTS
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
(b) Interest Rate and Currency Risk
On February 7, 2003, the Company entered into forward contracts to hedge foreign exchange fluctuations related to the principal amount of the Senior Notes (note 9). These contracts have the effect of converting the Company’s obligation to make a principal payment on maturity of the Senior Notes from US$205,000 to Cdn$312,154.
The Company also entered into cross-currency interest rate swaps to hedge foreign exchange fluctuations related to (i) the interest on the Senior Notes and (ii) the principal and interest on the portion of the Credit Facility denominated in a foreign currency. The effect of these agreements is to convert the Company’s obligation to service interest and principal payments on the debt from U.S. dollars to Canadian dollars, as follows:
Cross-currency interest rate swaps:
As at December 31, 2005

		Annual		Exchange rate on	Cdn$	Annual
		interest rate		interest and	equivalent	effective
	Period	on US$	Notional	principal payments	of notional	interest rate on
	covered	amount	amount	(Cdn$ per US$1.00)	amount	Cdn$ equivalent

Senior Notes	2003 – 2008	7.625%	US$155,000	1.5227	$236,019	8.17%

Senior Notes	2008 – 2013	7.625%	US$155,000	1.5227	$236,019	Bankers’ acceptances 3 months +3.696%

Senior Notes	2003 – 2013	7.625%	US$50,000	1.5227	$76,135	Bankers’ acceptances 3 months +3.696%

Term loan B credit facility	2003 – 2009	LIBOR +2.00%	US$198,675	1.5175	$301,489	Bankers’ acceptances 3 months +2.477%

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
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
The carrying value and estimated fair value of the Company’s debt and financial instruments, as at December 31, are as follows:

	2004
	Carrying
	Amount	Fair Value

Credit Facility	$241,572	$241,572
Senior Notes	242,752	266,123
Cross-currency interest rate swap and foreign exchange forward contracts	147,416	169,788

	$631,740	$677,483

	2005
	Carrying
	Amount	Fair Value

Credit Facility	$231,059	$231,059
Senior Notes	235,201	244,971
Cross-currency interest rate swap and foreign exchange forward contracts	165,714	186,512

	$631,974	$662,542

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
The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and other liabilities in the Consolidated Balance Sheet approximate fair values because of the short-term maturity of these instruments.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
14.	RELATED PARTY TRANSACTIONS
The Company has earned revenue for advertising and other services, and incurred expenses for purchases and services, at prices and conditions prevailing on the market, with related companies under common control in the normal course of operations as follows:

	2003	2004	2005
Revenue	$7,209	$10,933	$12,527
Accounts receivable	1,100	1,793	1,903
Purchases	14,534	20,179	27,279
Accounts payable	6,245	12,320	17,752
During fiscal 2005, the Company paid dividends of $169,653 (2003 – $411,239; 2004 – $135,115) to its ultimate parent, Quebecor Media. Furthermore, the Company earned dividend income from Quebecor Media during fiscal 2005 of $150,710 (2003 – $224,589; 2004 – $147,462), of which $70,938 (2004 – $67,151) was receivable at December 31, 2005. During fiscal 2005, the Company also incurred interest expense of $146,376 (2003 – $218,301; 2004 – $143,333) payable to Quebecor Media relating to the convertible obligations. As at December 31, 2005, the interest expense payable to Quebecor Media was $68,897 (2004 – $65,270).
In addition, the Company earned dividend income from SUN TV during fiscal 2005 of $1,918 of which $133 was receivable at December 31, 2005. During fiscal 2005, the Company also incurred interest expense of $1,856 payable to SUN TV relating to the convertible obligations. As at December 31, 2005, the interest expense payable to SUN TV was $129.
For the year ended December 31, 2005, the Company paid Quebecor Media management fees of $9,100 (2003 – $5,400; 2004 – $6,600), which is reflected in other operating expenses. As at December 31, 2005, there was no outstanding balance relating to the fees (2004 – $nil).
15.	PENSION PLANS AND POST-RETIREMENT BENEFITS
The Company maintains various flat-benefit plans and various final-pay plans with an indexation feature from 0% to 2%. Also, the Company’s policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company’s numerous pension plans were performed at different dates in the last three years and required valuations will be performed at various dates over the next three years.
The Company provides post-retirement benefits to eligible employees. The costs of these benefits, which are principally health care, are accounted for during the employee’s active service period.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
The following tables give a reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets for the years ended December 31, 2004 and 2005, and a statement of the funded status as at those dates.
(a) Change in Benefit Obligations

	Pension Benefits		Post-retirement Benefits
	2004	2005	2004	2005
Benefit obligations at beginning of year	$226,833	$243,266	$21,626	$25,809
Service cost	6,208	7,021	1,142	1,408
Interest cost	14,615	15,065	1,398	1,599
Plan participants’ contributions	3,593	4,359	—	—
Plan amendments	270	—	—	—
Curtailment gain	—	—	—	(2,369)
Actuarial loss (gain)	(2,221)	29,947	2,416	1,122
Benefits and settlements paid	(6,032)	(6,931)	(773)	(881)

Benefit obligations at end of year	$243,266	$292,727	$25,809	$26,688

(b) Change in Plan Assets

	Pension Benefits		Post-retirement Benefits
	2004	2005	2004	2005
Fair value of plan assets at beginning of year	$195,871	$223,391	$—	$—
Actual return on plan assets	18,045	22,755	—	—
Employer contributions	11,914	11,887	—	—
Plan participants’ contributions	3,593	4,359	—	—
Benefits and settlements paid	(6,032)	(6,931)	—	—

Fair value of plan assets at end of year	$223,391	$255,461	$—	$—

The plan assets are comprised of:

	2004	2005
Equity securities	50.3%	52.2%
Debt securities	49.3%	47.4%
Other	0.4%	0.4%

	100.0%	100.0%

As at December 31, 2005, plan assets included shares of Quebecor Inc., representing an amount of $1,382 (2004 – $901).

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
Reconciliation of Funded Status

	Pension Benefits		Post-retirement Benefits
	2004	2005	2004	2005
Excess of benefit obligations over fair value of plan assets at end of year	$(19,875)	$(37,266)	$(25,809)	$(26,688)
Unrecognized actuarial loss	15,422	39,280	6,849	7,269
Unrecognized prior service cost	7,779	7,073	(1,255)	(969)
Valuation allowance	(8,337)	(8,367)	—	—

Net amount recognized	$(5,011)	$720	$(20,215)	$(20,388)

Included in the above benefit obligations and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension Benefits		Post-retirement Benefits
	2004	2005	2004	2005
Benefit obligations	$(109,195)	$(214,793)	$(25,809)	$(26,688)
Fair value of plan assets	81,924	177,135	—	—

Funded status — plan deficit	$(27,271)	$(37,658)	$(25,809)	$(26,688)

Amounts recognized in the consolidated balance sheets are as follows:

	Pension Benefits		Post-retirement Benefits
	2004	2005	2004	2005
Accrued benefit liability	$(5,011)	$—	$(20,215)	$(20,388)
Prepaid benefit costs	—	720	—	—

Net amount recognized	$(5,011)	$720	$(20,215)	$(20,388)

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
Components of the net benefit costs are as follows:

	Pension Benefits			Post-retirement Benefits
	2003	2004	2005	2003	2004	2005

Service cost	$4,289	$6,208	$7,021	$1,002	$1,142	$1,408
Interest cost	13,713	14,615	15,065	1,351	1,398	1,599
Curtailment gain	—	—	—	—	—	(1,619)
Actual return on plan assets	(31,076)	(18,045)	(22,755)	—	—	—
Current actuarial loss (gain)	12,607	(2,221)	29,947	625	2,416	1,122
Current prior service costs	896	270	—	—	—	—

Elements of net benefit costs, before adjustments to recognize the long-term nature of benefit costs and valuation allowance	429	827	29,278	2,978	4,956	2,510

Difference between actual and expected return on plan assets	18,547	2,502	5,651	—	—	—
Deferral of actuarial loss (gain) on accrued benefit obligation	(12,607)	2,221	(29,947)	(625)	(2,416)	(1,122)
Deferral of past service costs	(896)	(270)	—	—	—	—
Amortization of net actuarial loss (gain)	665	1,195	438	152	65	(48)
Amortization of past service costs (benefits)	684	706	706	(286)	(286)	(286)

Total adjustments to recognize the long-term nature of benefit costs	6,393	6,354	(23,152)	(759)	(2,637)	(1,456)

Change in valuation allowance	(75)	723	30	—	—	—

Net benefit costs	$6,747	$7,904	$6,156	$2,219	$2,319	$1,054

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
The expense related to defined contribution pension plans amounted to $3,394 for the year ended December 31, 2005 (2003 – $2,987; 2004 – 3,459).
Also the total cash amount paid or payable for employee future benefits for all plans is $16,162 for the year ended December 31, 2005 (2003 – $12,147; 2004 – $16,144).
The weighted average rates used in the measurement of the Company’s benefit obligations are as follows:

	Pension Benefits			Post-retirement Benefits
	2003	2004	2005	2003	2004	2005

Discount rate	6.25%	6.00%	5.00%	6.25%	6.00%	5.00%
Rate of compensation increase	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
The weighted average rates used in the measurement of the Company’s current pension expense is as follows:

	Pension Benefits			Post-retirement Benefits
	2003	2004	2005	2003	2004	2005

Discount rate	6.75%	6.25%	6.00%	6.75%	6.25%	6.00%
Expected return on plan assets	7.75%	7.75%	7.50%	—%	—%	—%
Rate of compensation increase	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligations was 8.6%. The cost, as per an estimate, is expected to decrease gradually for the next nine years to 5.0% and remain at that level thereafter. A one-percentage point change in the assumed health care cost trend would have the following effects:

	Post-retirement Benefits
Sensitivity analysis	1% increase	1% decrease

Effect on service and interest costs	$583	$(440)
Effect on benefit obligation	$5,954	$(4,580)
16.	GUARANTEES

(i)	Operating Leases
The Company has guaranteed a portion of the residual values of certain leased assets under operating leases with expiry dates between 2006 and 2010, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the expected fair value as estimated at the inception of the lease, the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. As at December 31, 2005, the maximum exposure to the Company in respect of these guarantees was $2,052. The Company has not recorded a liability associated with these guarantees, as it is unable to estimate potential payments pertaining to the guarantees of these leases. Historically, payments of this nature have not been significant.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
(ii) Business and Asset Disposals
In connection with certain dispositions of businesses and/or assets, the Company may provide customary representations and warranties whose terms range in duration and may not be explicitly defined. In addition to possible indemnification relating to failure to perform covenants and breach of representations and warranties, the Company may agree to indemnify against claims from its past conduct of the business. The Company is unable to estimate the maximum potential liability for these indemnifications due to the uncertain nature of these agreements. Accordingly, amounts are not accrued in the consolidated financial statements with respect to these indemnification agreements unless it is probable that the Company will make payments pertaining to these guarantees.
(iii) Senior Notes
Under the terms of its Senior Notes (note 9(b)), the Company has agreed to indemnify its lenders for the amount of changes in withholding tax laws which would reduce the amount of proceeds receivable by the noteholder per the terms of the Senior Notes. These indemnifications extend for the term of the Senior Notes and do not provide any limit on the maximum potential liability. Any amounts payable under the indemnity would increase the future effective cost of borrowing.
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

17.	SEGMENTED INFORMATION
Management determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that the Company’s newspaper divisions exhibit similar economic characteristics, with similar products, production processes, and classes of customers.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)

18.	MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES
The consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in Canada which are different in some respects from those applicable in the United States, as described below. The following tables set forth the impact of material differences between GAAP in Canada and GAAP in the United States on the Company’s consolidated financial statements.
Consolidated Statements of Income

	2003	2004	2005
Net income for the year per Canadian GAAP	$189,690	$156,745	$141,927
Adjustments:
Pension and post-retirement benefits (i)	(393)	4,601	(629)
Derivative financial instruments (iii)	(5,565)	6,812	8,225
Non-monetary transactions (iv)	—	—	1,826
Income taxes (vi)	2,040	(3,824)	8,247

Net income for the year per U.S. GAAP	$185,772	$164,334	$159,596

Net income is comprised of:
Income from continuing operations	$182,289	$164,334	$159,596
Income from discontinued operations	3,483	—	—

	$185,772	$164,334	$159,596

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
Consolidated Statements of Comprehensive Income (iv)

	2003	2004	2005
Comprehensive income:
Net income as adjusted per U.S. GAAP	$185,772	$164,334	$159,596
Pension and post-retirement benefits (i)	(170)	(2,844)	(11,429)
Derivative financial instruments (iii)	(15,258)	(2,247)	47
Foreign currency translation adjustment	(182)	—	—
Income taxes (vi)	3,434	1,678	5,516

Comprehensive income per U.S. GAAP	$173,596	$160,921	$153,730

Accumulated other comprehensive income

	2003	2004	2005
Cumulative adjustments:
Pension and post-retirement benefits	$(6,359)	$(9,203)	$(20,632)
Derivative financial instruments	(154)	(2,401)	(2,354)
Income taxes	2,277	3,955	9,471

Accumulated other comprehensive income per U.S. GAAP	$(4,236)	$(7,649)	$(13,515)

Consolidated Shareholder’s Equity

	2003	2004	2005
Shareholder’s Equity per Canadian GAAP	$334,260	$357,149	$329,423
Cumulative adjustments:
Pension and post-retirement benefits (i)	(7,415)	(5,658)	(17,716)
Restructuring charges (ii)	(6,981)	(6,981)	(6,981)
Derivative instruments (iii)	(5,839)	(1,274)	6,998
Non-monetary transactions (iv)	—	—	1,826
Income taxes (vi)	6,785	4,639	18,402

Shareholder’s Equity per U.S. GAAP	$320,810	$347,875	$331,952

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
Consolidated Statements of Cash Flows
The disclosure of a subtotal of the amount of cash provided by operating activities before changes in non-cash operating working capital items in the Consolidated Statement of Cash Flows is allowed under Canadian GAAP while it is not allowed under U.S. GAAP.
(i) Pension and Post-retirement Benefits
The accounting requirements for pension and post-retirement benefits under Canadian and U.S. GAAP are similar in most respects. However, because the CICA Handbook Section 3461, “Employee Future Benefits”, was adopted retroactively on January 1, 2000, liabilities and assets recorded under Canadian GAAP are different from U.S. GAAP, as a result of unrecognized actuarial gains or losses existing at the date of implementation under U.S. GAAP. These gains or losses are being amortized over the estimated average remaining service life of the employees.
Under U.S. GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded in other assets to the extent an unrecognized prior service cost exists, and the excess is reported in other comprehensive income as a separate component of shareholder’s equity.
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
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedging transactions. This process includes linking all derivatives to specific assets and liabilities or to specific firm commitments. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
The Company enters into cross currency and interest rate agreements to hedge its long-term debt. Each of the Company’s hedging relationships is formally documented and subject to an effectiveness test at the beginning of the relationship and subsequently on a quarterly basis for reasonable assurance that they are and will continue to be effective.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (“FAS 133”). FAS 133 establishes accounting and reporting standards for financial instruments and hedging activities and requires that all financial instruments be recorded at fair value on the Consolidated Balance Sheet.
For derivative financial instruments that are determined to be effective and which qualify as cash flow hedges, changes in the derivative financial instrument’s fair values are deferred and recorded as a component of “Accumulated Other Comprehensive Income” until the underlying hedged transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from “Accumulated Other Comprehensive Income” to the Consolidated Statement of Income on the same line as the underlying hedged transaction. The ineffective portion of a derivative financial instrument’s change in fair value is recognized immediately in earnings.
For derivative financial instruments that are determined to be effective and which qualify as fair value hedges, changes in the derivative financial instrument’s fair values are offset in the Consolidated Statement of Income against the changes in the fair value of the hedged asset or liability due to the hedged risks.
During the year ended December 31, 2005, the Company recorded a credit to earnings of $9,110 (2004 – $7,852), after tax recoveries of $3,439 (2004 – tax expense of $3,369) relating to the fair value hedges on the Credit Facility, and a credit to earnings of $7,137 (2004 – charge of $3,346), after tax recoveries of $4,583 (2004 – $1,063) relating to the fair value hedges on the Senior Notes. Also during the year, the Company recorded a credit to other comprehensive income of $1,663 (2004 – charge of $1,506), after tax recoveries of $1,616 (2004 – $741) relating to the cash flow hedges on the Senior Notes.
Under GAAP in Canada, derivative financial instruments that are determined to be effective are accounted for on an accrual basis, with gains or losses deferred and recorded in income on the same basis as the underlying hedged item.
(iv) Non-monetary Transactions
In April 2005, the Company exchanged a community publication for another community publication. Under U.S GAAP, this exchange of businesses is recorded in accordance with FASB Statement No. 141, “Business Combinations” and the cost of the purchase is determined as the fair value of the consideration given or the fair value the net assets or equity interest received, whichever is more reliably measurable. Under Canadian GAAP, since this exchange of businesses is a non-monetary transaction, it is accounted for in accordance with CICA Handbook 3830, Non-monetary Transactions, and recorded at the carrying value of the asset or service given up in the exchange adjusted by any monetary consideration received or given.
Accordingly, under US GAAP, this transaction resulted in a gain on disposal of the Company’s publication and also resulted in an increase of the purchase price of the publication acquired.
(v) Comprehensive Income
Comprehensive income is measured in accordance with FAS No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder’s equity and the accrued benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets, the net gain or loss on derivative instruments designated as cash flow hedges, and translation adjustments on foreign operations, net of taxes.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
(vi) Income Taxes
This adjustment represents the tax impact of the U.S. GAAP adjustments. Furthermore, under Canadian GAAP, income tax assets and liabilities are measured using substantively enacted rates. Under U.S. GAAP, income tax assets and liabilities are measured using enacted rates. In 2005, the Company concluded that the realization of future income tax assets related to its derivative financial instruments was now considered “more likely than not”.
(vii) Concentrations in the Available Sources of Newsprint Supply
Newsprint represents a significant input and component of operating costs for the Company. Almost all of the newsprint tonnage used in 2005 was purchased from one main supplier.
(viii) Accrued Liabilities
Under U.S. GAAP, items which comprise more than 5% of total current liabilities must be disclosed separately. Included in accrued liabilities at December 31, 2005 is accrued vacation pay of $20,434 (2004 – $19,934), salary and other compensation accruals of $16,875 (2004 – $18,399), and accrued interest expense of $12,282 (2004 – $11,860).
(ix) Expenses
Included in other operating expenses are advertising costs of $20,986 (2003 – $17,375; 2004 – $16,522) and circulation costs, which include distribution and subscription acquisition costs, of $81,272 (2003– $66,107; 2004– $72,446).
(x) Guaranteed Debt
The consolidating information below has been presented in accordance with the requirements of the Securities and Exchange Commission.
The Company’s Senior Notes are guaranteed by specific subsidiaries of the Company (the “Subsidiary Guarantors”). The accompanying condensed consolidating financial information as at December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 has been prepared in accordance with U.S. GAAP, which includes push-down accounting adjustments arising from a previous acquisition on January 7, 1999. The information under the column headed “Combined Guarantors” is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed “Sun Media”. Each Subsidiary Guarantor is wholly-owned by the Company. The non-guarantor subsidiaries, which are individually and in aggregate minor subsidiaries, have been included in the column headed “Sun Media”. All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law). The other U.S. GAAP adjusting entries already described above have been reflected in the appropriate column.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
CONSOLIDATING BALANCE SHEET
As at December 31, 2003

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,133	$25,155	$—	$29,288
Short-term investments	1,523	14,857	—	16,380
Accounts receivable	72,267	47,674	—	119,941
Dividend income receivable from Quebecor Media Inc.	62,911	28,024	—	90,935
Due from parent/guarantor subsidiaries	28,742	163,672	(192,414)	—
Income and other taxes receivable	—	7,089	(1,348)	5,741
Inventories	6,357	3,183	—	9,540
Prepaid expenses	2,526	2,178	—	4,704
Future income taxes	2,777	4,624	—	7,401

TOTAL CURRENT ASSETS	181,236	296,456	(193,762)	283,930

INVESTMENT IN QUEBECOR MEDIA INC. PREFERRED SHARES	1,100,000	490,000	—	1,590,000
INVESTMENTS IN GUARANTOR SUBSIDIARIES	1,231,535	—	(1,231,535)	—
PROPERTY, PLANT AND EQUIPMENT	98,152	93,087	—	191,239
GOODWILL	362,233	397,604	—	759,837
FUTURE INCOME TAXES	1,080	28,659	—	29,739
OTHER ASSETS	9,409	14,738	—	24,147

TOTAL ASSETS	$2,983,645	$1,320,544	$(1,425,297)	$2,878,892

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$98,500	$39,388	$—	$137,888
Due to parent/guarantor subsidiaries	163,672	28,742	(192,414)	—
Interest expense payable to Quebecor Media Inc.	88,389	27,464	—	88,389
Income and other taxes	1,348	—	(1,348)	—
Deferred subscription revenue	10,694	6,080	—	16,774
Current portion of long-term debt	3,007	—	—	3,007

TOTAL CURRENT LIABILITIES	365,610	74,210	(193,762)	246,058

LONG-TERM DEBT	526,639	—	—	526,639
FUTURE INCOME TAXES	24,400	12,904	—	37,304
OTHER LIABILITIES	154,484	1,895	—	156,379
NON-CONTROLLING INTEREST	1,702	—	—	1,702
CONVERTIBLE OBLIGATION TO QUEBECOR MEDIA INC.	1,590,000	490,000	(490,000)	1,590,000

TOTAL LIABILITIES	2,662,835	579,009	(683,762)	2,558,082

SHAREHOLDER’S EQUITY
Capital stock	301,801	503,450	(503,450)	301,801
Retained earnings	23,245	238,085	(238,085)	23,245
Other comprehensive income	(4,236)	—	—	(4,236)

TOTAL SHAREHOLDER’S EQUITY	320,810	741,535	(741,535)	320,810

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$2,983,645	$1,320,544	$(1,425,297)	$2,878,892

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
CONSOLIDATING STATEMENT OF INCOME
For the year ended December 31, 2003

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
REVENUES	$557,518	$295,721	$(7,317)	$845,922

OPERATING EXPENSES
Wages and employee benefits	207,628	109,844	—	317,472
Newsprint	60,574	40,184	—	100,758
Other operating expenses	140,794	69,854	(7,317)	203,331
Depreciation and amortization	16,154	11,428	—	27,582

	425,150	231,310	(7,317)	649,143

OPERATING INCOME	132,368	64,411	—	196,779

Financial expenses	(53,282)	3,647	—	(49,635)
Dividend income on preferred shares of Quebecor Media Inc.	137,123	87,466	—	224,589
Interest on convertible obligations to Quebecor Media Inc.	(132,585)	(85,716)	—	(218,301)
Gain on refinancing of long-term debt	7,583	—	—	7,583

INCOME BEFORE INCOME TAXES, EQUITY EARNINGS OF COMBINED GUARANTORS AND NON-CONTROLLING INTEREST	91,207	69,808	—	161,015

Income tax recovery	(16,039)	(6,267)	—	(22,306)
Equity earnings of combined guarantors	(79,558)	—	79,558	—
Non-controlling interest	1,032	—	—	1,032

INCOME FROM CONTINUING OPERATIONS	185,772	76,075	(79,558)	182,289

DISCONTINUED OPERATIONS	—	3,483	—	3,483

NET INCOME	$185,772	$79,558	$(79,558)	$185,772

CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the year ended December 31, 2003

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
RETAINED EARNINGS, BEGINNING OF YEAR	$248,712	$155,997	$(155,997)	$248,712
Net income	185,772	79,558	(79,558)	185,772
Dividends on common stock paid to Quebecor Media Inc.	(411,239)	—	—	(411,239)
Liquidation of guarantor	—	2,530	(2,530)	—

RETAINED EARNINGS, END OF YEAR	$23,245	$238,085	$(238,085)	$23,245

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2003

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS:
OPERATING
Income from continuing operations	$185,772	$76,075	$(79,558)	$182,289
Items not involving cash:
Depreciation and amortization	16,154	11,428	—	27,582
Future income taxes	(10,887)	(568)	—	(11,455)
Non-controlling interest	1,032	—	—	1,032
Equity earnings of combined guarantors	(79,558)	—	79,558	—
Gain on refinancing of long-term debt	(7,583)	—	—	(7,583)
Other	10,248	28	—	10,276
Changes in non-cash operating working capital	194,912	(172,008)	—	22,904

	310,090	(85,045)	—	225,045

FINANCING

Redemption of convertible obligations to Quebecor Media Inc.	—	(360,000)	—	(360,000)
Dividends on capital stock paid to Quebecor Media Inc.	(411,239)	—	—	(411,239)
Repayment of loans	(14,758)	—	—	(14,758)
Payment of financing fees	(11,750)	—	—	(11,750)
Proceeds on refinancing (net of note discount)	655,829	—	—	655,829
Repayment of senior subordinated notes and senior credit facility	(496,881)	—	—	(496,881)
Loans	958	—	—	958
Distributions to parent company	—	(19,193)	19,193	—
Other	(1,168)	—	—	(1,168)

	(279,009)	(379,193)	19,193	(639,009)

INVESTING
Business acquisitions	(34,182)	—	—	(34,182)
Business dispositions	—	22,359	—	22,359
Disposal of preferred shares of Quebecor Media Inc.	—	360,000	—	360,000
Decrease (increase) in short-term investments	(1,523)	59,562	—	58,039
Additions to property, plant and equipment	(11,269)	(3,040)	—	(14,309)
Proceeds from disposal of property, plant and equipment	16	329	—	345
Distributions received from combined guarantors	19,193	—	(19,193)	—

	(27,765)	439,210	(19,193)	392,252
Increase (decrease) in cash and cash equivalents	3,316	(25,028)	—	(21,712)
Decrease in cash and cash equivalents from discontinued operations	—	(46)	—	(46)
Cash and cash equivalents — beginning of year	817	50,229	—	51,046

Cash and cash equivalents — end of year	$4,133	$25,155	$—	$29,288

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
CONSOLIDATING BALANCE SHEET
As at December 31, 2004

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,056	$29,538	$—	$33,594
Accounts receivable	76,378	47,198	—	123,576
Dividend income receivable from Quebecor Media Inc.	38,288	28,863	—	67,151
Due from parent/guarantor subsidiaries	28,285	250,345	(278,630)	—
Inventories	8,113	3,586	—	11,699
Prepaid expenses	3,109	1,800	—	4,909
Future income taxes	3,417	2,280	—	5,697

TOTAL CURRENT ASSETS	161,646	363,610	(278,630)	246,626

INVESTMENT IN QUEBECOR MEDIA INC. PREFERRED SHARES	650,000	490,000	—	1,140,000
INVESTMENTS IN GUARANTOR SUBSIDIARIES	1,302,850	—	(1,302,850)	—
INVESTMENT IN SUN TV COMPANY	11,528	—	—	11,528
PROPERTY, PLANT AND EQUIPMENT	98,046	88,346	—	186,392
GOODWILL	362,233	397,967	—	760,200
FUTURE INCOME TAXES	944	28,788	—	29,732
OTHER ASSETS	13,858	8,705	—	22,563

TOTAL ASSETS	$2,601,105	$1,377,416	$(1,581,480)	$2,397,041

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$94,698	$27,529	$—	$122,227
Due to parent/guarantor subsidiaries	250,344	28,286	(278,630)	—
Interest expense payable to Quebecor Media Inc.	65,270	—	—	65,270
Income and other taxes payable	9,195	(2,429)	—	6,766
Deferred subscription revenue	12,559	6,248	—	18,807
Current portion of long-term debt	2,765	—	—	2,765

TOTAL CURRENT LIABILITIES	434,831	59,634	(278,630)	215,835

LONG-TERM DEBT	452,421	—	—	452,421
FUTURE INCOME TAXES	25,509	13,303	—	38,812
OTHER LIABILITIES	198,500	1,629	—	200,129
NON-CONTROLLING INTEREST	1,969	—	—	1,969
CONVERTIBLE OBLIGATION TO QUEBECOR MEDIA INC.	1,140,000	490,000	(490,000)	1,140,000

TOTAL LIABILITIES	2,253,230	564,566	(768,630)	2,049,166

SHAREHOLDER’S EQUITY
Capital stock	301,801	492,366	(492,366)	301,801
Retained earnings	53,723	318,733	(318,733)	53,723
Contributed surplus	—	1,751	(1,751)	—
Other comprehensive income	(7,649)	—	—	(7,649)

TOTAL SHAREHOLDER’S EQUITY	347,875	812,850	(812,850)	347,875

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$2,601,105	$1,377,416	$(1,581,480)	$2,397,041

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
CONSOLIDATING STATEMENT OF INCOME
For the year ended December 31, 2004

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
REVENUES	$581,640	$314,596	$(8,087)	$888,149

OPERATING EXPENSES
Wages and employee benefits	217,163	116,341	—	333,504
Newsprint	64,376	40,322	—	104,698
Other operating expenses	151,510	74,078	(8,087)	217,501
Depreciation and amortization	14,672	11,366	—	26,038

	447,721	242,107	(8,087)	681,741

OPERATING INCOME	133,919	72,489	—	206,408

Financial expenses	50,799	(6,473)	—	44,326
Dividend income on preferred shares of Quebecor Media Inc.	(85,205)	(62,257)	—	(147,462)
Interest on convertible obligations to Quebecor Media Inc.	82,321	61,012	—	143,333
Gain on disposition of CP24	(8,000)	—	—	(8,000)

INCOME BEFORE INCOME TAXES, EQUITY LOSSES OF COMBINED GUARANTORS AND NON-CONTROLLING INTEREST	94,004	80,207	—	174,211

Income tax expense	2,120	6,269	—	8,389
Equity earnings of combined guarantors	(73,938)	—	(73,938)	—
Equity loss on investment in SUN TV Company	147	—	—	147
Non-controlling interest	1,341	—	—	1,341

NET INCOME	$164,334	$73,938	$(73,938)	$164,334

CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the year ended December 31, 2004

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
RETAINED EARNINGS, BEGINNING OF YEAR	$23,245	$238,085	$(238,085)	$23,245
Net income	164,334	73,938	(73,938)	164,334
Dividends on common stock paid to Quebecor Media Inc.	(135,115)	6,710	(6,710)	(135,115)
Recognition of prior year losses on related party transaction	1,259	—	—	1,259
Liquidation of guarantor	—	—	—	—

RETAINED EARNINGS, END OF YEAR	$53,723	$318,733	$(318,733)	$53,723

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2004

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS:
OPERATING
Income from continuing operations	$164,334	$73,938	$(73,938)	$164,334
Items not involving cash:
Depreciation and amortization	14,672	11,366	—	26,038
Future income taxes	3,411	2,746	—	6,157
Non-controlling interest	1,341	—	—	1,341
Equity earnings of combined guarantors	(73,938)	—	73,938	—
Equity loss on SUN TV Company	147	—	—	147
Gain on disposition of CP24	(8,000)	—	—	(8,000)
Other	4,407	(2,741)	—	1,666
Changes in non-cash operating working capital	72,667	(86,955)	—	(14,288)

	179,041	(1,646)	—	177,395

FINANCING
Redemption of convertible obligation to Quebecor Media Inc.	(450,000)	—	—	(450,000)
Dividends on capital stock paid to Quebecor Media Inc.	(135,115)	—	—	(135,115)
Repayment of loans	(29,288)	—	—	(29,288)
Distributions to parent company	—	(2,623)	2,623	—
Other	(1,274)	—	—	(1,274)

	(615,677)	(2,623)	2,623	(615,677)

INVESTING
Disposal of preferred shares of Quebecor Media Inc.	450,000	—	—	450,000
Business acquisitions	(3,675)	(417)	—	(4,092)
Decrease (increase) in short-term investments	1,523	14,857	—	16,380
Additions to property, plant and equipment	(12,700)	(6,120)	—	(18,820)
Proceeds from disposal of property, plant and equipment	296	332	—	628
Distributions received from combined guarantors	2,623		(2,623)	—
Other	(1,508)	—	—	(1,508)

	436,559	8,652	(2,623)	442,588
Increase (decrease) in cash and cash equivalents	(77)	4,383	—	4,306
Cash and cash equivalents — beginning of year	4,133	25,155	—	29,288

Cash and cash equivalents — end of year	$4,056	$29,538	$—	$33,594

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
CONSOLIDATING BALANCE SHEET
As at December 31, 2005

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,603	$21,217	$—	$22,820
Accounts receivable	91,126	47,282	—	138,408
Dividend income receivable from Quebecor Media Inc.	29,281	41,657	—	70,938
Dividend income receivable from SUN TV Company	133	—	—	133
Due from parent/guarantor subsidiaries	40,785	344,767	(385,552)	—
Inventories	7,589	3,700	—	11,289
Prepaid expenses and other assets	2,166	2,574	—	4,740
Future income taxes	5,749	473	—	6,222

TOTAL CURRENT ASSETS	178,432	461,670	(385,552)	254,550

INVESTMENT IN QUEBECOR MEDIA INC. PREFERRED SHARES	500,000	745,000	—	1,245,000
INVESTMENT IN SUN TV COMPANY	37,300	—	—	37,300
INVESTMENTS IN GUARANTOR SUBSIDIARIES	1,639,640	—	(1,639,640)	—
PROPERTY, PLANT AND EQUIPMENT	92,343	81,772	—	174,115
GOODWILL	352,317	399,922	—	752,239
FUTURE INCOME TAXES	(2,544)	35,208	—	32,664
OTHER ASSETS	21,976	7,716	—	29,692

TOTAL ASSETS	$2,819,464	$1,731,288	$(2,025,192)	$2,525,560

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$110,163	$29,979	$—	$140,142
Due to parent/guarantor subsidiaries	344,767	40,785	(385,552)	—
Income and other taxes payable	7,229	(787)	—	6,442
Interest expense payable to Quebecor Media Inc.	68,897	—	—	68,897
Interest expense payable to SUN TV Company	129	—	—	129
Deferred subscription revenue	12,445	6,526	—	18,971
Current portion of long-term debt	2,675	—	—	2,675

TOTAL CURRENT LIABILITIES	546,305	76,503	(385,552)	237,256

LONG-TERM DEBT	426,743	—	—	426,743
FUTURE INCOME TAXES	6,777	13,811	—	20,588
OTHER LIABILITIES	223,667	1,334	—	225,001
NON-CONTROLLING INTEREST	1,720	—	—	1,720
CONVERTIBLE OBLIGATIONS TO QUEBECOR MEDIA INC.	1,245,000	745,000	(745,000)	1,245,000
CONVERTIBLE OBLIGATIONS TO SUN TV COMPANY	37,300	—	—	37,300

TOTAL LIABILITIES	2,487,512	836,648	(1,130,552)	2,193,608

SHAREHOLDER’S EQUITY
Capital stock	301,801	492,366	(492,366)	301,801
Retained earnings	43,666	400,523	(400,523)	43,666
Contributed surplus	—	1,751	(1,751)	—
Other comprehensive income	(13,515)	—	—	(13,515)

TOTAL SHAREHOLDER’S EQUITY	331,952	894,640	(894,640)	331,952

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$2,819,464	$1,731,288	$(2,025,192)	$2,525,560

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
CONSOLIDATING STATEMENT OF INCOME
For the year ended December 31, 2005

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
REVENUES	$610,733	$314,136	$(9,242)	$915,627

OPERATING EXPENSES
Wages and employee benefits	229,275	117,607	—	346,882
Newsprint	65,218	38,964	—	104,182
Other operating expenses	176,631	75,628	(9,242)	243,017
Depreciation and amortization	16,962	13,393	—	30,355

	488,086	245,592	(9,242)	724,436

OPERATING INCOME	122,647	68,544	—	191,191

Financial expenses	47,330	(8,818)	—	38,512
Dividend income on preferred shares of Quebecor Media Inc.	(62,954)	(87,756)	—	(150,710)
Interest on convertible obligations to Quebecor Media Inc.	60,448	85,928	—	146,376
Dividend income on preferred shares of SUN TV Company	(1,918)	—	—	(1,918)
Interest on convertible obligations to SUN TV Company	1,856	—	—	1,856
Gain on disposition of publication	(1,856)	—	—	(1,856)

INCOME BEFORE INCOME TAXES, EQUITY LOSSES AND NON-CONTROLLING INTEREST	79,741	79,190	—	158,931

Income tax expense (recovery)	(2,300)	(2,600)	—	(4,900)
Equity earnings of combined guarantors	(81,790)	—	81,790	—
Equity loss on investment in SUN TV Company	2,747	—	—	2,747
Non-controlling interest	1,488	—	—	1,488

NET INCOME	$159,596	$81,790	$(81,790)	$159,596

CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the year ended December 31, 2005

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
RETAINED EARNINGS, BEGINNING OF YEAR	$53,723	$318,733	$(318,733)	$53,723
Net income	159,596	81,790	(81,790)	159,596
Dividends on common stock paid to Quebecor Media Inc.	(169,653)	—	—	(169,653)

RETAINED EARNINGS, END OF YEAR	$43,666	$400,523	$(400,523)	$43,666

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2005

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS:
OPERATING
Income from continuing operations	$159,596	$81,790	$(81,790)	$159,596
Items not involving cash:
Depreciation and amortization	16,962	13,393	—	30,355
Future income taxes	(1,861)	(4,105)	—	(5,966)
Non-controlling interest	1,488	—	—	1,488
Equity earnings of combined guarantors	(81,790)	—	81,790	—
Equity loss on SUN TV Company	2,747	—	—	2,747
Gain on disposition of publication	(1,856)	—	—	(1,856)
Other	(2,301)	(107)	—	(2,408)
Changes in non-cash operating working capital	89,252	(91,825)	—	(2,573)

	182,237	(854)	—	181,383

FINANCING
Issuance of convertible obligations to Quebecor Media Inc.	255,000	—	—	255,000
Redemption of convertible obligations to Quebecor Media Inc.	(150,000)	—	—	(150,000)
Issuance of convertible obligations to SUN TV Company	37,300	—	—	37,300
Issuance of convertible obligations to parent company		255,000	(255,000)	—
Dividends on capital stock paid to Quebecor Media Inc.	(169,653)	—	—	(169,653)
Repayment of loans	(3,490)	—	—	(3,490)
Other	(1,737)	—	—	(1,737)

	(32,580)	255,000	(255,000)	(32,580)

INVESTING
Investment in preferred shares of Quebecor Media Inc.	—	(255,000)	—	(255,000)
Disposal of preferred shares of Quebecor Media Inc.	150,000	—	—	150,000
Investment in preferred shares of SUN TV Company	(37,300)	—	—	(37,300)
Investment in guarantor subsidiaries	(255,000)		255,000	—
Business acquisitions	(271)	(1,791)	—	(2,062)
Additions to property, plant and equipment	(9,473)	(6,202)	—	(15,675)
Proceeds from disposal of property, plant and equipment	—	526	—	526
Other	(66)	—	—	(66)

	(152,110)	(262,467)	255,000	(159,577)
Increase (decrease) in cash and cash equivalents	(2,453)	(8,321)	—	(10,774)
Cash and cash equivalents — beginning of year	4,056	29,538	—	33,594

Cash and cash equivalents — end of year	$1,603	$21,217	$—	$22,820

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2004 and 2005
(In thousands of Canadian dollars except for share information)
19. SUBSEQUENT EVENTS
On January 17, 2006, Sun Media’s ultimate parent company, Quebecor Media, refinanced its debt. Concurrent with the closing of this refinancing, Sun Media’s credit agreement was amended for the addition of a new Term Loan C credit facility with a principal amount of $40,000 that will mature in February 2009. On that same date, the proceeds of the new Term Loan C were paid as a reduction of paid-up capital, ultimately to Quebecor Media, which used the proceeds in connection with its refinancing plan.