Form 20-F
period 2006-12-31
SUN MEDIA CORP
filed 2007-03-29
CIK 1036648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
☐   Yes                    ☑   No

i

EXPLANATORY NOTES
     All references in this annual report to “Sun Media” or the “Company”, as well as use of the terms “we”, “us”, “our” or similar terms, are references to Sun Media Corporation, a company continued under the laws of British Columbia, and, unless the context otherwise requires, its subsidiaries and operating companies. All references in this annual report to “Quebecor Media” are references to Quebecor Media Inc., our indirect sole shareholder.
     Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2006.
FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements with respect to our financial condition, results of operations and business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competition within the newspaper industry and from other communications and advertising media and platforms;

•	cyclical and seasonal variations in the businesses of our local, regional or national advertisers and in our advertising revenue;

•	labour disputes or strikes;

•	changes in our ability to obtain raw materials critical to our operations, such as newsprint, in sufficient quantities and at reasonable prices;

•	exchange rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt; and

•	interest rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt, or that could impact our accounting estimates.
     We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under the section “Risk Factors”. Each of these forward-looking statements speaks only as of the date of this annual report. We will not update these statements unless the securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission (“SEC”), as described under Item 10. “Additional Information — Documents on Display”.
INDUSTRY AND MARKET DATA
     Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and from industry publications, including reports from Canadian Newspaper Association, the Audit Bureau of Circulation, and NADbank® Inc. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Similarly, internal surveys and industry and market data, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of this information.
PRESENTATION OF FINANCIAL INFORMATION
     We present our consolidated financial statements in Canadian dollars. In this annual report, references to dollars, $, Canadian dollars or Cdn$ are to the currency of Canada, and references to U.S. dollars or US$ are to the currency of the United States.
     Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States, or U.S. GAAP, see Note 19 to our audited consolidated financial statements included in “Item 17. Financial Statements” of this annual report.
     We use the supplemental financial measure adjusted EBITDA to assess our operating results and financial performance. Adjusted EBITDA, and ratios using this measure, are not required by or recognized under Canadian GAAP or U.S. GAAP. We define adjusted EBITDA as net income before depreciation and amortization of intangible assets, financial expenses, dividend income, interest on convertible obligations to Quebecor Media and SUN TV, gains on dispositions of investments, gains on refinancing of long-term debt, restructuring charges, income taxes, equity and impairment losses, non-controlling interest and discontinued operations. Adjusted EBITDA and ratios using this measure are not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and this non-GAAP measure is not intended or designed to replace other financial operating performance measures or the statement of cash flows as a measure of liquidity. You should not consider this adjusted EBITDA in isolation from, or as a substitute for analysis of, our financial information reported under Canadian GAAP and U.S. GAAP. We use adjusted EBITDA because management believes it is a meaningful measure of performance commonly used in the publishing industry and by financial analysts and other users of our financial information to analyze and compare companies in our industry. Adjusted EBITDA has limitations as an analytical tool, including:
•	it does not reflect interest expense or the cash necessary to make interest payments;

•	it does not reflect income tax expense or the cash necessary to pay income taxes;

•	although depreciation and amortization are non-cash charges, the assets being amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect cash requirements for such capital expenditures;

•	it does not reflect financial expenses or the cash necessary to pay financial expenses;

•	its does not reflect the cash necessary to pay expenses relating to our restructuring initiatives;

•	it does not reflect cash outlays for future contractual commitments;

•	it does not reflect impairments or equity losses, including our equity losses in SUN TV; and

•	it does not reflect potential cash requirements to maintain our interest in SUN TV.
     You should note that our definition of adjusted EBITDA may not be identical to similarly titled measures reported by other companies, limiting the usefulness of adjusted EBITDA as a comparative measure. We provide a reconciliation of adjusted EBITDA to net income and to cash provided by operating activities of continuing operations under Canadian GAAP and U.S. GAAP under “Item 5. Operating and Financial Review and Prospects — Operating Results — Adjusted EBITDA”.

EXCHANGE RATE INFORMATION
     We prepare our financial statements in Canadian dollars. The following table presents the average, high, low and end of period noon buying rates for the periods indicated, in the City of New York for cable transfers in foreign currencies, as published by the Federal Reserve Bank of New York, or the “noon buying rate”. Such rates are presented as U.S. dollars per $1.00 and are the inverse of rates published by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On March 15, 2007, the inverse of the noon buying rate was $1.00 equals US$0.8506. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate.

Year Ended	Average(1)	High	Low	Period End

December 31, 2002	0.6370	0.6619	0.6200	0.6329
December 31, 2003	0.7205	0.7738	0.6349	0.7738
December 31, 2004	0.7719	0.8493	0.7158	0.8310
December 31, 2005	0.8282	0.8690	0.7872	0.8579
December 31, 2006	0.8847	0.9100	0.8528	0.8582

Month Ended	Average(2)	High	Low	Period End

September 30, 2006	0.8960	0.9048	0.8872	0.8968
October 31, 2006	0.8861	0.8965	0.8784	0.8907
November 30, 2006	0.8804	0.8869	0.8715	0.8762
December 31, 2006	0.8672	0.8760	0.8582	0.8582
January 31, 2007	0.8502	0.8586	0.8457	0.8480
February 28, 2007	0.8540	0.8631	0.8437	0.8547
March 2007 (through March 15, 2007)	0.8513	0.8557	0.8467	0.8506

(1)	The average of the exchange rates on the last day of each month during the applicable year.

(2)	The average of the exchange rates for all days during the applicable month.

PART I
Item 1. Identity of Directors, Senior Management and Advisors
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
     A — Selected Financial Data
     The following table presents selected consolidated financial information for our business for each of the years 2002 through 2006. We derived the selected financial information from our consolidated financial statements. Our consolidated balance sheets as at December 31, 2005 and 2006 and our consolidated statements of income for each of the years ended December 31, 2004, 2005 and 2006 have been audited by KPMG LLP, an independent registered public accounting firm and are included in “Item 17. Financial Statements” of this annual report. KPMG LLP’s report on our consolidated financial statements is included in this annual report. The consolidated financial information as at December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002 and 2003 has been derived from our audited consolidated financial statements not included in this annual report. The information presented under the caption “Operating Data” below is not derived from our audited consolidated financial statements. All information contained in the following tables should be read in conjunction with our audited consolidated financial statements and the notes thereto and with “Item 5. Operating and Financial Review and Prospects”.
     Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see Note 19 to our audited consolidated financial statements.

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except Adjusted EBITDA margin, ratio and operating data)
AMOUNTS UNDER CANADIAN GAAP
Statement of Income Data:
Revenues	$831,572	$845,922	$888,149	$915,627	$928.176
Operating expenses	612,127	621,168	660,304	693,452	719,042
Depreciation and amortization of intangible assets	26,530	27,582	26,038	30,324	36,549
Restructuring charges (1)	2,195	—	—	—	17,033

Operating income	190,720	197,172	201,807	191,851	155,552
Financial expenses (2)	33,493	43,950	51,138	46,738	50,535
Dividend income	(203,168)	(224,589)	(147,462)	(152,628)	(144,031)
Interest on convertible obligations	197,479	218,301	143,333	148,232	139,834
Income tax expense (recovery) (3)	(16,937)	(20,266)	4,565	3,347	(10,127)
Income from continuing operations	178,735	186,207	156,745	141,927	106,772
Net income	$180,741	$189,690	$156,745	$141,927	$106,772

Balance Sheet Data (at period end):
Cash and cash equivalents	$51,046	$29,288	$33,594	$22,820	$3,865

	Year ended December 31,
	2002		2003		2004		2005		2006
	(in thousands, except Adjusted EBITDA margin, ratio and operating data)
Total assets (4)	3,335,892		2,885,597		2,413,931		2,539,852		1,785,545
Total debt	2,465,147		2,141,687		1,624,324		1,748,560		1,076,092

Capital stock	301,801		301,801		301,801		301,801		261,801
Shareholder’s equity	555,991		334,260		357,149		329,423		300,695

Other Financial Data:
Cash provided by operating activities of continuing operations	$202,497		$225,045		$177,395		$181,383		$144,750
Cash (used in) provided by financing activities of continuing operations	240,628		(639,009)		(615,677)		(32,580)		(817,171)
Cash (used in) provided by investing activities of continuing operations	(431,912)		392,252		442,588		(159,577)		653,466
Adjusted EBITDA (unaudited) (5)	219,445		224,754		227,845		222,175		209,134
Adjusted EBITDA margin (unaudited) (5)	26.4%		26.6%		25.7%		24.3%		22.5%
Capital expenditures	9,920		14,309		18,820		15,675		15,801
Ratio of earnings to fixed charges (unaudited)(6)	5.6	x	4.7	x	4.7	x	4.4	x	3.0	x

Operating Data (unaudited):
Monday to Friday paid circulation (7)	937,600		953,000		938,500		925,300		920,900
Saturday paid circulation (7)	1,004,300		1,002,900		947,900		929,200		921,100
Sunday paid circulation (7)	1,082,900		1,090,000		1,064,100		1,038,800		1,041,000
Paid daily publications (at period end)	15		17		17		17		17
Weekly publications (at period end)	175		171		167		167		171
Other publications (at period end)	18		18		18		22		23
Total publications (at period end)	208		206		202		206		211

AMOUNTS UNDER U.S. GAAP
Statement of Income Data:
Revenues	$831,572		$845,922		$888,149		$915,627		$928,176
Operating expenses	613,082		621,561		655,703		694,081		719,733
Depreciation and amortization of intangible assets	26,530		27,582		26,038		30,355		36,610
Restructuring charges (1)	2,195		—		—		—		17,033

Operating income	189,765		196,779		206,408		191,191		154,800
Financial expenses (2)	31,800		49,635		44,326		38,512		40,015
Dividend income	(203,168)		(224,589)		(147,462)		(152,628)		(144,031)
Interest on convertible obligations	197,479		218,301		143,333		148,232		139,834
Income taxes (recovery) expense (3)	16,724		22,306		8,389		(4,900)		(8,722)
Income from continuing operations	179,260		182,289		164,334		159,596		115,135
Net income	$181,266		$185,772		$164,334		$159,596		$115,135

Balance Sheet Data (at period end):
Cash and cash equivalents	$51,046		$29,288		$33,594		$22,820		$3,865
Total assets (4)	3,385,388		2,878,892		2,397,041		2,525,560		1,767,246
Total debt	2,506,792		2,119,646		1,595,186		1,711,718		1,032,080
Capital stock	301,801		301,801		301,801		301,801		261,801
Shareholder’s equity	558,453		320,810		347,875		331,952		316,279

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except Adjusted EBITDA margin, ratio and operating data)
Other Financial Data (unaudited):
Adjusted EBITDA (5)	$218,490	$224,361	$232,446	$221,546	$208,443
Adjusted EBITDA margin (5)	26.3%	26.5%	26.2%	24.2%	22.5%
Ratio of earnings to fixed charges (6)	6.6x	5.5x	5.0x	4.6x	3.2x

(1)	During 2002, we implemented restructuring initiatives, which resulted in the termination of approximately 60 employees. The 2002 results include a charge of $2.2 million representing severance and other personnel-related costs relating to these initiatives.

During 2006, the Company recorded charges for the restructuring of its operations, consisting substantially of employee termination benefits, summarized as follows:

	Estimated
	Number of Full-Time
	Equivalent	Restructuring
	Positions Affected	Charges
		(in thousands)

Restructuring of printing facilities
— The London Free Press	114	$4,435
— The Toronto Sun	194	4,371
— The Ottawa Sun	39	1,260
— Le Journal de Montréal	146	910
Restructuring of news production operations	85	2,881
General workforce reduction	98	3,176

	676	$17,033

These restructuring initiatives are described in further detail under “Item 5. Operating and Financial Review and Prospects” and in Note 3 to our audited consolidated financial statements included in “Item 17. Financial Statements” of this annual report.

(2)	During 2004, we determined that one of our financial instruments, used to hedge foreign exchange fluctuations on a portion of the principal and interest of our 7 5/8% Senior Notes due 2013, was no longer providing an effective hedge. Accordingly, we discontinued the application of hedge accounting for that financial instrument and the associated debt on April 1, 2004. For the year ended December 31, 2006, we recorded a loss on financial instruments of $3.6 million (2005 — $10.9 million; 2004 — $21.3 million), offset by an unrealized foreign currency translation gain of $2.9 million (2005 — $7.6 million; 2004 — $15.0 million) on the portion of our Senior Notes no longer considered hedged. Despite the Company’s discontinuation of hedge accounting for that financial instrument and the associated debt, as required by CICA Accounting Guideline AcG-13, Hedging Relationships, the Company believes that all of its financial instruments continue to adequately serve their original intended purpose of managing Sun Media’s exposure to fluctuations in foreign currency exchange rates.

(3)	The net cash receipts for income taxes on continuing operations were $3.7 million in the year ended December 31, 2002, $21.2 million in the year ended December 31, 2003, $10.7 million in the year ended December 31, 2004 and net cash payments were $1.3 million in the year ended December 31, 2005. Net cash payments were $2.3 million in the year ended December 31, 2006. The existence of cash tax receipts since 2002 is the result of transactions we entered into with Quebecor Media to reduce our tax obligations. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity and capital resource requirements — Purchase and/or sale of Preferred Shares of Quebecor Media and SUN TV and convertible obligations issued to and/or redeemed from Quebecor Media and Sun TV”.

(4)	Total assets as at December 31, 2006 include our investment in Quebecor Media and SUN TV Company preferred shares of $589.4 million. Our investment in Quebecor Media and SUN TV preferred shares was $1.950 billion, $1.590 billion, $1.140 billion and $1.282 billion as at December 31, 2002, 2003, 2004 and 2005, respectively. See

Notes 6 and 7 to our audited consolidated financial statements included in “Item 17. Financial Statements” of this annual report.

(5)	We use the supplemental financial measure adjusted EBITDA to assess our operating results and financial performance. Adjusted EBITDA, and ratios using this measure, are not required by or recognized under Canadian GAAP or U.S. GAAP. We define adjusted EBITDA as net income before depreciation and amortization of intangible assets, financial expenses, dividend income, interest on convertible obligations to Quebecor Media and SUN TV, gains on dispositions of investments, gains on refinancing of long-term debt, restructuring charges, income taxes, equity and impairment losses, non-controlling interest and discontinued operations. Adjusted EBITDA and ratios using this measure are not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and this non-GAAP measure is not intended or designed to replace other financial operating performance measures or the statement of cash flows as a measure of liquidity. You should not consider this adjusted EBITDA in isolation from, or as a substitute for analysis of, our financial information reported under Canadian GAAP and U.S. GAAP. You should note that our definition of adjusted EBITDA may not be identical to similarly titled measures reported by other companies, limiting the usefulness of adjusted EBITDA as a comparative measure. We provide a reconciliation of adjusted EBITDA to net income and to cash provided by operating activities of continuing operations under Canadian GAAP and U.S. GAAP under “Item 5. Operating and Financial Review and Prospects — Operating Results — Adjusted EBITDA”.

(6)	For the purpose of calculating the ratios of earnings to fixed charges, (i) earnings consist of income from continuing operations before income tax (recovery) expense and non-controlling interest, plus fixed charges, and (ii) fixed charges consist of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense.

(7)	Circulation figures represent the average daily paid circulation for the period indicated and include only the 17 paid daily newspapers that we publish.

     B — Capitalization and Indebtedness
     Not applicable.
     C — Reasons for the Offer and Use of Proceeds
     Not applicable.
     D — Risk Factors
     This section describes some of the risks that could affect our business, financial condition and results of operations, as well as the market value of our 7 5/8% Senior Notes due 2013, which we refer to as our “Senior Notes”. The factors below should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained in “Forward-Looking Statements” at the forepart of this document.
     The risks below are not the only ones that we face. Some risks may not yet be known to us and some that we do not currently believe to be material could later turn out to be material. Any of these risks could materially affect our business, financial condition and results of operations.
We operate in a highly competitive industry.
     Revenue generation in the newspaper industry depends primarily on advertising sales and paid circulation. Competition for newspaper advertising is largely based on readership, circulation, demographic composition of the market, price and content of the newspaper. Competition for readers is largely based on price, editorial content, quality of delivery service and availability of publications. Competition for advertising and circulation revenue comes from local, regional and national newspapers, radio, broadcast and cable television, direct mail and other communications and advertising media that operate in our markets. In recent years, competition with online services and other new media technologies has also increased significantly. In addition, consolidation in the Canadian broadcasting, publishing and other media industries has increased significantly, and our competitors include market participants with interests in multiple industries and media, some of which have greater financial and other resources than we do. We may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, financial condition or results of operations.
Our revenue is subject to cyclical and seasonal variations.
     Our operating results are sensitive to prevailing local, regional and national economic conditions because of our dependence on advertising sales for revenue. A substantial portion of our advertising revenue is derived from local advertisers. Consequently, our operating results in individual markets could be adversely affected by local or regional economic downturns. Similarly, a substantial portion of our advertising revenue is derived from retail and automotive advertisers, who have historically been sensitive to general economic cycles, and our operating results have in the past been materially adversely affected by extended downturns in the Canadian retail and automotive sectors. In addition, most of our advertising contracts are short-term contracts that can be terminated by the advertisers at any time with little notice. Also, newspaper publishing is labour intensive and, as a result, our business has a relatively high fixed cost structure. During periods of economic contraction, revenue may decrease while certain costs remain fixed, resulting in decreased earnings.
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
     A large portion of our revenues is derived from advertising and circulation revenues. Advertising and circulation revenues are largely dependent upon readership, which is in large part a function of content and quality offered, and is influenced by factors such as quality and acceptance of other competing content in the marketplace, general economic conditions, public tastes generally and other intangible factors. Lack of acceptance of our content or shrinking or fragmented readership could limit our ability to generate advertising and circulation revenue. If our ability to generate advertising revenue is limited, we may need to develop new or alternative financing sources. There can be no assurance that we would be able to develop any such new financing sources, and any such limitation of our ability to generate revenue together with an inability to generate new financing sources could have a material adverse effect on our business, financial condition and results of operations.
Two of our publications represent a significant portion of our revenue.
     Le Journal de Montréal and The Toronto Sun have historically represented a significant portion of our revenue, and we expect that they will continue to do so for the foreseeable future. Le Journal de Montréal accounted for approximately 18.1% of our revenue and The Toronto Sun accounted for approximately 13.6% of our revenue in the year ended December 31, 2006. A significant decline in the performance of either Le Journal de Montréal or The Toronto Sun or in general advertising spending in the markets they serve could cause our revenue to decrease dramatically and could have a material adverse effect on our business, financial condition and results of operations.
We may not successfully implement our business and operating strategies.
     Our business and operating strategies include increasing advertising and circulation revenues, expanding complementary products and services, reducing costs, restructuring initiatives, achieving efficiencies through geographic clustering, consolidating certain business functions, and further integrating our newspaper operations with the Quebecor Media group of companies. We may not be able to implement these strategies fully or realize their anticipated results. Implementation of these strategies could also be affected by a number of factors beyond our control, including operating difficulties, increased operating costs, regulatory developments, general or local economic conditions, increased competition and the other factors described in this “Risk Factors” section. Any material failure to implement our strategies could have a material adverse effect on our business, financial condition, results of operation and on our ability to meet our obligations, including our ability to service our indebtedness.
We may be adversely affected by variations in the cost of newsprint.
     Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented 15.0% ($107.8 million) of our total operating expenses excluding restructuring charges and depreciation and amortization for the year ended December 31, 2006. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility caused by supply and demand imbalances. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our financial condition and results of operations.
     We acquire substantially all of our newsprint from a single newsprint producer. Our supply agreement with this producer expired on December 31, 2006, although this producer has continued to supply newsprint to us on substantially the same terms while we negotiate the renewal of this supply agreement. There can be no assurance that we will be able to renew this agreement on terms as favorable or at all. If we are unable to renew this agreement, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially and our newspaper operations could be materially disrupted.
We may be adversely affected by strikes and other labour protests.
     As of December 31, 2006, approximately one third of our employees are unionized. We are currently a party to 50 collective bargaining agreements. As of February 28, 2007, 15 of our collective bargaining agreements, representing approximately 642 or 31% of our 2,057 unionized employees, have expired. Negotiations regarding these 15 collective bargaining agreements are either in progress or will be undertaken in 2007. Our 35 other collective bargaining agreements, representing approximately 1,415 unionized employees, are scheduled to expire on various dates between October 2007 and June 2010.
     We have in the past experienced labour disputes which have disrupted our operations and adversely affected our operating results, including, most recently, a five month labour disruption involving the pressmen at Le Journal de Montréal, which ended in February 2007. This recent labour disruption has ended and we are currently involved in arbitration proceedings with a view to finalizing a new collective bargaining agreement covering these Le Journal de Montréal pressmen. We cannot predict the outcome of this arbitration or our other current negotiations or any future negotiations relating to the renewal of our collective bargaining agreements or union representation, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of our current negotiations or any future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption or interruption of our operations and damages to our property, which could adversely affect our business, assets, financial position and results of operations. Even if we do not experience strikes, other forms of labour protests or other work stoppages, the outcome of labour negotiations could adversely affect our business and results of operations.
We depend on key personnel.
     Our success depends to a large extent upon the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, retain and train such employees could have a material adverse effect on our business, financial condition or operating results. In addition, to implement and manage our business and operating strategies effectively, we must maintain a high level of content quality, efficiency and performance and must continue to enhance our operational, financial and management systems, and attract, train, motivate and manage our employees. If we are not successful in these efforts, it may have a material adverse effect on our business, results of operations and financial condition.
Our substantial indebtedness and significant interest payment requirements could adversely affect our financial condition and prevent us from fulfilling our obligations.
     We have a substantial amount of debt and significant interest payment requirements. Our substantial indebtedness could have significant consequences, including the following:
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
Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.
     The terms of outstanding debt instruments contain operating and financial covenants restricting our ability to, among other things:
•	incur additional debt, including guarantees by our restricted subsidiaries;

•	pay dividends and make other restricted payments;

•	create or permit certain liens;

•	use the proceeds from sales of assets and subsidiary stock;

•	create or permit restrictions on the ability of our restricted subsidiaries, if any, to pay dividends or make other distributions;

•	engage in certain transactions with affiliates;

•	enter into sale and leaseback transactions; and

•	enter into mergers, consolidations and transfers of all or substantially all of our assets.
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
We need a significant amount of cash to service our debt. Our ability to generate cash depends on many factors beyond our control.
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
     For the year ended December 31, 2006, our subsidiaries generated approximately 33.7% of our revenues (before inter-company eliminations) and held approximately 40.3% of our consolidated total assets. Our cash flow and ability to service our debt obligations, including our Senior Notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by these entities to us. The ability of these entities to pay dividends or make other loans, advances or payments to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. Our subsidiaries are not obligated to make funds available to us.
     The ability of our subsidiaries to generate sufficient cash flow from operations to allow us to make scheduled payments on our debt obligations, will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our or their control. In addition, some of our subsidiaries may become subject to loan agreements and indentures that restrict sales of assets and prohibit or significantly restrict the payment of dividends or the making of distributions, loans or advances to shareholders and partners. We cannot assure you that the cash flow and earnings of our operating subsidiaries and the amount that they are able to distribute to us as dividends or otherwise will be sufficient for us to satisfy our debt obligations. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, or seeking to raise additional capital. We cannot assure you that any such alternative refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, could have a material adverse effect on our business, financial condition and results of operations.
A substantial portion of our debt is tied to variable interest rates.
     As at December 31, 2006, and after taking into account related financial instruments, 62% of Sun Media’s long-term debt until February 14, 2008 and 100% thereafter is tied to variable interest rates. Interest rates are currently at relatively low levels, and a rise in interest rates would increase our debt service requirements and could have a negative impact on our financial results. The Company could modify, at any time, its exposure to variable interest rates through the use of financial instruments.
We may not be able to finance an offer to purchase our Senior Notes following a change of control as required by the indenture because we may not have sufficient funds at the time of the change of control or our credit facilities may not allow the repurchases.
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

We may be adversely affected by fluctuations of exchange rate.
     Most of our revenues and expenses, other than interest expenses and principal repayments on U.S. dollar-denominated debt, are denominated in Canadian dollars. Except for our $75.0 million revolving credit facility and our $40.0 million Term Loan C credit facility, all of our indebtedness is denominated, and interest, principal and any premium on our indebtedness will have to be paid, in U.S. dollars. As a result, we are exposed to foreign currency exchange risk. We have entered into transactions to hedge the exchange rate risk arising from our U.S. dollar-denominated debt, however, fluctuations of the exchange rate for the debt obligations that are not hedged could affect our ability to make payments in respect of such debt obligations. In addition, these hedging transactions could, in certain instances, prove economically ineffective and may in the future not be successful in protecting us against exchange rate fluctuations, or we may be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions. In addition, certain cross-currency interest rate swaps that we have entered into, and may in the future enter into, include an option that allows each party to unwind the transaction at the then-fair value. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.
     For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. In the second quarter of 2004, we determined that one of our financial instruments used to hedge foreign exchange fluctuations on a portion of the principal and interest of our Senior Notes was no longer providing an effective hedge based on accounting principles, and we discontinued hedge accounting for that financial instrument and the associated debt, as required by CICA Accounting Guideline AcG-13, Hedging Relationships. Accordingly, commencing April 1, 2004, any unrealized foreign currency translation gains or losses, on the ineffectively hedged debt, has been recorded in the consolidated statement of income. Despite our discontinuation of hedge accounting for that financial instrument and the associated debt, as required by CICA Accounting Guideline AcG-13, Hedging Relationships, we believe that all of our financial instruments continue to adequately serve their original intended purpose of managing Sun Media’s exposure to fluctuations in foreign currency exchange rates.
     Certain of the commodities we consume in our daily operations are traded on commodities exchanges or are negotiated on their respective markets in U.S. dollars, and, therefore, although we pay our suppliers in Canadian dollars, the prices we pay for such commodities may be affected by fluctuations in the exchange rate. We may in the future enter into transactions to hedge the exchange rate risk related to the prices of some of those commodities. However, fluctuations of the exchange rate for the portion of our commodities purchases that are not hedged could affect the prices we pay for such commodities and could have an adverse effect on our results of operations.
We are subject to extensive environmental regulations.
     Substantially all of our facilities are subject to federal, provincial, state and municipal laws concerning, among other things, emissions to the air, water and sewer discharges, handling and disposal of hazardous materials, wastes, recycling, or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things regulate employee exposure to hazardous substances in the workplace, also govern our operations. Failure to comply with present or future laws or regulations could result in substantial liability to us. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, including uses related to historic publishing operations, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. We are not currently planning any material study or remedial measure, and none has been required by regulatory authorities. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination. See also “Item 4. Information on the Company— Business Overview—Regulation”.
If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our ability to operate our business, our financial results and noteholders’ view of us.
     Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is an effort that needs to be re-evaluated frequently. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in connection with the application of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting for the fiscal year beginning in January 2007. Beginning in 2008, our independent auditors will be required to provide an auditor’s report on internal controls over financial reporting. We may, during testing, identify material weaknesses or significant deficiencies in our internal controls over financial reporting requiring remediation, or areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing financial systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, noteholders’ perceptions that our internal controls are inadequate or subject to material weaknesses or significant deficiencies, or that we are unable to produce accurate financial statements may adversely affect the price of our Senior Notes.
There is no public market for our Senior Notes.
     There is currently no established trading market for our Senior Notes and we do not intend to apply for listing of our Senior Notes on any securities exchange or on any automated dealer quotation system. Accordingly, no assurance can be given as to the prices or liquidity of, or trading markets for, our Senior Notes. The liquidity of any market for our Senior Notes will depend upon the number of holders of the Senior Notes, the interest of securities dealers in making a market in the notes, prevailing interest rates, the market for similar securities and other factors, including general economic conditions, our financial condition and performance, and our prospects. The absence of an active market for the notes could adversely affect the market price and liquidity of our Senior Notes.
     In addition, the market for non-investment grade debt has historically been subject to disruptions that caused volatility in prices. It is possible that the market for our Senior Notes will be subject to disruptions. Any such disruptions may have a negative effect on your ability to sell our Senior Notes regardless of our prospects and financial performance.
Non-U.S. holders of our Senior Notes are subject to restrictions on the resale or transfer of our notes.
     Although we registered our Senior Notes under the Securities Act, we did not, and we do not intend to, qualify our Senior Notes by prospectus in Canada, and, accordingly, our notes remain subject to restrictions on resale and transfer in Canada. In addition, non-U.S. holders remain subject to restrictions imposed by the jurisdiction in which the holder is resident.
Canadian bankruptcy and insolvency laws may impair the trustee’s ability to enforce remedies under our Senior Notes.
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
     The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada) have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under our outstanding notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustee could exercise its rights under the indenture governing our outstanding notes or whether and to what extent holders of the notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the trustee.
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

U.S. investors in our Senior Notes may have difficulties enforcing civil liabilities.
     We are governed by the laws of the Province of British Columbia. Moreover, substantially all of our directors, controlling persons and officers are residents of Canada or other jurisdictions outside of the United States and substantially all of our assets and their assets are located outside of the United States. As a result, it may be difficult for holders of our Senior Notes to effect service of process upon us or such persons within the United States or to enforce against us or them in the United States judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal or state securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal or state securities law against us and our directors, controlling persons and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts.
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
     Quebecor Media has also entered into certain transactions with us to consolidate tax losses within the Quebecor Media group and Quebecor Inc. As a result of these transactions, we recognize significant income tax benefits. Quebecor Media may unwind these transactions at any time at its discretion, eliminating our ability to reduce our income tax obligations. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity and capital resource requirements — Purchase and/or sale of Preferred Shares of Quebecor Media and SUN TV and convertible obligations issued to and/or redeemed from Quebecor Media and SUN TV”.
Item 4. Information on the Company
     A — History and Development of the Company
     Our legal and commercial name is Sun Media Corporation. Our principal executive office is located at 333 King Street East, Toronto, Ontario, Canada M5A 3X5, and our telephone number is (416) 947-2222. Our registered office is located at 2200-1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9.
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
     Since December 31, 2004, we have completed several business acquisitions and other transactions through our direct and indirect subsidiaries, including, among others, the following:

•	In March 2005, Sun Media, in partnership with Great Pacific Capital Partnership, a member of The Jim Pattison Group, launched a free daily commuter publication, Vancouver 24 Hours, in Vancouver, British Columbia. Vancouver 24 Hours is published Monday to Friday, circulates daily throughout the Greater Vancouver Area, and provides Sun Media with a platform for advertising revenue in Canada’s third largest urban market.

•	In March 2005, Sun Media acquired 100% of the outstanding shares of London Publishing Limited, which owns The Londoner, a free weekly publication located in London, Ontario. Total cash consideration for the purchase was $0.8 million.

•	In April 2005, Sun Media acquired Journal la Vallée, a free weekly community newspaper located in St-Sauveur, Quebec. Concurrently, Sun Media sold Beauport Express, a free weekly community newspaper located in Beauport, Quebec. Sun Media paid net cash consideration of $0.3 million in connection with the exchange of the publications.

•	In June 2005, Sun Media acquired four community newspaper publications: Morinville Mirror and Redwater Tribune, located near Edmonton, Alberta and Le Weekender and L’Horizon, located in Northern Ontario. Total cash consideration for these purchases was $1.0 million.

•	In May 2006, Sun Media acquired two community publications The Devon Dispatch News and The Nouvelle Beaumont News, for total cash consideration of $1.1 million.

•	In October 2006, Sun Media acquired Le Choix d’Antoine Labelle, a community publication in Mont Laurier, Quebec, for a total cash consideration of $0.4 million.

•	In November 2006, Sun Media launched two new commuter papers in the Ottawa region, 24 Hours in Ottawa and 24 Heures in Ottawa-Gatineau. In addition, Sun Media launched two new commuter papers in Alberta in February 2007, one in Calgary and one in Edmonton.
      B — Business Overview
     We are the largest newspaper publisher in Quebec based on total paid and unpaid circulation. Sun Media is also the second largest newspaper publisher in Canada, with a 21.0% market share in terms of weekly paid circulation as of March 31, 2006, according to statistics published by the Canadian Newspaper Association, or “CNA”. We publish 17 paid daily newspapers and serve eight of the top ten urban markets in Canada. Each of Sun Media’s eight urban daily newspapers ranks either first or second in its market in terms of paid circulation. Sun Media also publishes 196 weekly newspapers, weekly shopping guides and agricultural and other specialty publications, including seven free daily commuter publications, 24 Hours in Toronto, Vancouver 24 Hours, 24 Heures in Montreal, 24 Hours in Ottawa and 24 Heures in Ottawa-Gatineau. In addition, Sun Media launched 24 Hours Calgary and 24 Hours Edmonton in February 2007. Sun Media publishes the second and third largest non-national dailies in Canada, based on weekly paid circulation as of September 30, 2006: Le Journal de Montréal, with a weekly paid circulation of 1.9 million copies according to the Audit Bureau of Circulations, and The Toronto Sun, with a weekly paid circulation of 1.5 million copies according to the Audit Bureau of Circulation. The combined weekly paid circulation of our daily newspapers, as of December 31, 2006, was approximately 6.6 million copies, according to internal statistics.
     We also provide a range of distribution services through our distribution division, Messageries Dynamiques.
     Furthermore, we provide a range of commercial printing and other related services to third parties through a national network of production and printing facilities and distribute newspapers and magazines for other publishers across Canada.

     For the year ended December 31, 2006, we generated revenues of $928.2 million and adjusted EBITDA of $209.1 million. For this same period, we derived 71.9% of our revenues from advertising, 17.0% from circulation, and 11.1% from distribution, commercial printing and other revenues. For the year ended December 31, 2005, we generated revenues of $915.6 million and adjusted EBITDA of $222.1 million. For this same period, we derived 70.7% of our revenues from advertising, 17.9% from circulation, and 11.4% from distribution, commercial printing, distribution and other revenues.
Canadian Newspaper Publishing Industry Overview
     Newspaper publishing is the oldest segment of the advertising-based media industry in Canada. The industry is mature and is dominated by a small number of major newspaper publishers largely segmented in different markets and geographic areas, of which we are the second largest with a combined average weekly circulation (paid and unpaid) of approximately 12.7 million copies. According to the CNA’s circulation data for the six months ended March 31, 2006, our 21.0% market share of paid weekly circulation for Canadian daily newspapers is exceeded only by CanWest MediaWorks Inc., with a 28.0% market share, and followed by Torstar Corporation (14.1%), Power Corporation (10.0%), CTV globemedia (6.5%), and Osprey Media Income Fund (5.7%).
     The newspaper market consists primarily of two segments, broadsheet and tabloid newspapers, which vary in format. With the exception of the broadsheet The London Free Press, all of Sun Media’s urban paid daily newspapers are tabloids.
     According to the CNA, there are approximately 100 paid circulation daily newspapers, numerous paid non-daily publications and free-distribution daily and non-daily publications. Of the 100 paid circulation daily newspapers, 25 have average weekday circulation in excess of 50,000 copies. These include 19 English-language metropolitan newspapers, 4 French-language daily newspapers and 2 national daily newspapers.
     In addition to daily newspapers, both paid and unpaid non-daily newspapers are distributed nationally and locally across Canada. Newspaper companies may also produce and distribute niche publications that target specific readers with customized editorial content and advertising.
     Newspaper publishers derive revenue primarily from the sale of local, classified, national and insert advertising, and to a lesser extent through paid subscriptions and single copy sales of newspapers. The mature nature of the Canadian newspaper industry has resulted in stable revenue levels (and limited growth) for many years. Most daily newspapers are well established in their communities, and many have been in existence for over 100 years. According to industry sources, in 2005, the total Canadian daily newspaper industry revenue was $3.4 billion, with 78% derived from advertising and the remaining 22% coming from circulation. Total advertising revenue for the Canadian daily newspaper industry was $2.7 billion in 2005.
Advertising and Circulation
     Advertising revenue is our largest source of revenue and represented 71.9% of our total revenues in 2006. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. Our strategy is to maximize advertising revenue by providing advertisers with a range of pricing and marketing alternatives to better enable them to reach their target audience. Our newspapers offer a variety of advertising alternatives, including full-run advertisements in regular sections of the newspaper targeted to different readers (including automotive, real estate and travel), geographically-targeted inserts, special interest pullout sections and advertising supplements.

     Sun Media’s principal categories of advertising revenues are classified, retail and national advertising. Classified advertising has traditionally accounted for the largest share of our advertising revenues in our urban daily newspapers (47.5% in the year ended December 31, 2006) followed by retail advertising (33.6% in the same period) and national advertising (16.2% in the same period). Classified advertising is made up of four principal sectors: automobiles, private party, recruitment and real estate. Automobile advertising is the largest classified advertising category, representing about 44.3% of all of our classified advertising in terms of revenue for the year ended December 31, 2006. Retail advertising is display advertising principally placed by local businesses and organizations. Most of our retail advertisers are department stores, electronics stores and furniture stores. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Our national advertisers are principally in the retail automotive sector.
     In the smaller community papers, substantially all of the advertising revenues are derived from local retailers and classified advertisers. These newspapers publish advertising supplements with specialized themes such as agriculture, tourism, home improvement and gardening to encourage advertisers to purchase additional linage in these special editions.
     We believe our advertising revenues are diversified not only by category (classified, retail and national), but also by customer and geography. For the year ended December 31, 2006, our top ten national advertisers accounted for approximately 5% of the total advertising revenue and approximately 4% of our total revenue. In addition, because we sell advertising in numerous regional markets in Canada, the impact of a decline in any one market can be offset by strength in other markets.
     Circulation sales are the second-largest source of revenue for Sun Media and represented 17.0% of total revenues in 2006. In the large urban markets, newspapers are available through newspaper boxes and retail outlets Monday through Sunday. We offer daily home delivery in each of our newspaper markets. We derive our circulation revenues from single copy sales and subscription sales. Our strategy is to increase circulation revenue by adding newspaper boxes and point-of-sale locations, as well as expanding home delivery. In order to increase readership, we are expanding coverage of local news in our newspapers and targeting editorial content to identified groups through the introduction of niche products.
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
     In August 2005, Quebecor Media announced a plan to invest in a new printing facility located in Toronto, Ontario. As part of this plan, we will transfer the printing of certain of our publications in Ontario to the new facility. In addition, in August 2005, Quebecor Media announced a plan to relocate the printing of certain Sun Media publications to a new printing facility owned by Quebecor Media and located in Saint-Janvier-de-Mirabel, Quebec. During the fourth quarter of 2006, this new printing facility began printing certain Quebec community publications, as well as The Ottawa Sun and 24 Heures (Montreal). These new facilities should make it possible to consolidate some of our printing operations in Ontario and Quebec, improve the quality of our newspaper products and create additional revenue opportunities.
     The Urban Daily Group
     Our Urban Daily Group is comprised of eight paid daily newspapers, seven free daily commuter publications, and three free weekly publications.
Paid daily newspapers
     The paid daily newspapers are published seven days a week and are all tabloids with the exception of the broadsheet The London Free Press. These are mass circulation newspapers that provide succinct and complete news coverage with an emphasis on local news, sports and entertainment. The tabloid format makes extensive use of color, photographs and graphics. Each newspaper contains inserts that feature subjects of interest such as fashion, lifestyle and special sections. In addition, the Urban Daily Group includes a distribution business, Messageries Dynamiques.
     As of December 31, 2006, and on a combined weekly basis, the eight paid daily newspapers in our Urban Daily Group circulate approximately 6.2 million copies. These newspapers hold either the number one or number two position in each of their respective markets in terms of circulation. In addition, on a combined basis, over 50% of our readers do not read our principal competitor’s newspaper in each of our urban daily markets, according to data from the NADbank® 2006 Study, referred to below.
     Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by an independent survey conducted by NADbank Inc. According to the NADbank® 2006 Study, the most recent available survey, readership estimates are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank Inc. who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.
     The following table lists our paid daily newspapers and their respective readership in 2006 as well as their market position by paid circulation during that period:

	2006 Average Readership			Market Position by
Newspaper	Saturday	Sunday	Mon-Fri	Paid Circulation(1)
Le Journal de Montréal	687,800	470,100	663,400	1
Le Journal de Québec	206,300	129,200	182,700	1
The Toronto Sun	555,100	816,100	705,500	2
The London Free Press	169,700	106,700	167,200	1
The Ottawa Sun	101,900	97,300	122,500	2
The Winnipeg Sun	102,200	92,200	117,700	2
The Edmonton Sun	138,400	175,000	194,600	2
The Calgary Sun	145,000	184,600	197,900	2

Total Average Readership	2,106,400	2,071,200	2,351,500

(1)	Based on paid circulation data published by the Audit Bureau of Circulations in September 2006 with respect to non-national newspapers in each relevant market.
     Le Journal de Montréal. Le Journal de Montréal is published seven days a week and is distributed by Messageries Dynamiques, our division that specializes in the distribution of publications. According to the Audit Bureau of Circulations, Le Journal de Montréal ranks second in paid circulation, among non-national dailies in Canada and first among French-language dailies in North America. The average daily circulation of Le Journal de Montréal exceeds the circulation of each of its main competitors in Montreal, La Presse and The Gazette, according to Audit Bureau of Circulation data as of September 30, 2006.

     The following table reflects the average daily circulation of Le Journal de Montréal for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
Le Journal de Montréal
Saturday	312,500	308,000	309,300
Sunday	262,400	259,800	263,700
Monday to Friday	267,000	268,200	263,400

Source: Internal Statistics.
     Le Journal de Québec. Le Journal de Québec is published seven days a week and is distributed by Messageries Dynamiques. Le Journal de Québec is the number one newspaper in its market. The average daily circulation of Le Journal de Québec exceeds the circulation of its main competitor, Le Soleil, according to Audit Bureau of Circulations data as of September 30, 2006.
     The following table reflects the average daily paid circulation of Le Journal de Québec for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
Le Journal de Québec
Saturday	124,100	123,400	127,400
Sunday	101,600	101,400	107,300
Monday to Friday	100,500	99,700	104,500

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
     The following table reflects the average daily circulation of The Toronto Sun for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
The Toronto Sun
Saturday	158,900	148,000	149,000
Sunday	339,700	326,500	328,500
Monday to Friday	192,600	183,600	189,900

Source: Internal Statistics.
     The London Free Press. The London Free Press, one of Canada’s oldest daily newspapers, emphasizes national and local news, sports and entertainment and is distributed throughout the London area through its own network. It is the only local daily newspaper in its market.

     The following table reflects the average daily circulation of The London Free Press for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
The London Free Press
Saturday	108,300	104,400	100,400
Sunday	66,300	64,600	62,800
Monday to Friday	90,700	87,600	84,200

Source: Internal Statistics.
     The London Free Press also publishes The London Pennysaver, a free weekly community shopping guide with circulation of approximately 145,600, according to internal statistics, as at December 31, 2006.
     The Ottawa Sun. The Ottawa Sun is published seven days a week and is distributed throughout the Ottawa region through its own distribution network. The Ottawa Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes daily with the English language broadsheet, The Ottawa Citizen, and also with the French language paper, Le Droit.
     The following table reflects the average daily paid circulation of The Ottawa Sun for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
The Ottawa Sun
Saturday	44,200	44,800	44,100
Sunday	51,600	51,000	51,200
Monday to Friday	49,100	51,200	50,500

Source: Internal Statistics.
     The Ottawa Sun also publishes The Ottawa Pennysaver, a free weekly community shopping guide with circulation of approximately 169,000, according to internal statistics, as at December 31, 2006.
     The Winnipeg Sun. The Winnipeg Sun is published seven days a week. It serves the metropolitan Winnipeg area and has its own distribution network. The Winnipeg Sun operates as the number two newspaper in the Winnipeg market according to the Audit Bureau of Circulations and competes with The Winnipeg Free Press.
     The following table reflects the average daily circulation of The Winnipeg Sun for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
The Winnipeg Sun
Saturday	41,200	40,500	38,200
Sunday	52,700	49,100	47,100
Monday to Friday	42,100	40,600	39,500

Source: Internal Statistics.
     The Edmonton Sun. The Edmonton Sun is published seven days a week and is distributed throughout Edmonton through its own distribution network. The Edmonton Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes with Edmonton’s broadsheet daily, The Edmonton Journal.

     The following table reflects the average daily circulation of The Edmonton Sun for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
The Edmonton Sun
Saturday	66,200	68,100	64,700
Sunday	95,400	94,900	90,500
Monday to Friday	68,900	70,000	68,000

Source: Internal Statistics.
     The Calgary Sun. The Calgary Sun is published seven days a week and is distributed throughout Calgary through its own distribution network. The Calgary Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations and competes with Calgary’s broadsheet daily, The Calgary Herald.
     The following table reflects the average daily circulation of The Calgary Sun for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
The Calgary Sun
Saturday	62,800	62,500	59,000
Sunday	94,400	91,500	90,000
Monday to Friday	64,200	62,300	60,600

Source: Internal Statistics.
Free daily newspapers
     24 Heures. In October 2003, we re-launched our Montreal commuter paper, Montréal Métropolitain, changing the name to 24 Heures. This publication is a free daily newspaper with an average weekday circulation of 136,000 copies, according to internal statistics as at December 31, 2006.
     24 Hours. In November 2003, we launched a commuter paper in Toronto, 24 Hours, a free daily newspaper with an average weekday circulation at December 31, 2006 of 236,900 copies, according to internal statistics. In December 2004, we launched Find-A-Rental, a free weekly residential rental guide with an average weekly circulation of approximately 38,500 copies, according to internal statistics, to complement 24 Hours in Toronto. The editorial content of 24 Hours concentrates on the greater metropolitan Toronto area.
     Vancouver 24 Hours. In March 2005, Sun Media, in partnership with The Jim Pattison Group, launched Vancouver 24 Hours, a free daily newspaper in Vancouver, with an average weekday circulation of 120,600 copies, according to internal statistics. The editorial content of Vancouver 24 Hours concentrates on the greater metropolitan Vancouver area.
     24 Hours in Ottawa and 24 Heures in Ottawa-Gatineau. In November 2006, we launched two new commuter papers in the Ottawa region, 24 Hours in Ottawa and 24 Heures in Ottawa-Gatineau. Both are free daily newspapers and at December 31, 2006, the combined average weekly circulation was 60,700 according to internal statistics. The editorial content of these free dailies concentrates on the greater metropolitan Ottawa area.
     24 Hours Calgary and 24 Hours Edmonton. In February 2007, we launched two new free commuter papers in Alberta, one in Calgary and one in Edmonton. The editorial content of each paper concentrates on the greater metropolitan area of each of these cities.

     Competition
     In addition to competing directly with other dailies published in their respective markets, each of our newspapers in the Urban Daily Group competes for advertising revenue with weekly newspapers, magazines, direct marketing, radio, television, Internet and other advertising media. We believe that the high cost associated with starting a major daily newspaper operation represents a barrier to entry to potential new competitors of our Urban Daily Group.
     Through Le Journal de Montréal and Le Journal de Québec, we have established market leading positions in Quebec’s two main urban markets, Montreal and Quebec City. Le Journal de Montréal ranks second in circulation after The Toronto Star among non-national Canadian dailies and is first among French-language dailies in North America. Le Journal de Montréal competes directly with two other major dailies and also with two free dailies, one of which is owned by Sun Media.
     The London Free Press is one of Canada’s oldest daily newspapers and our only daily broadsheet newspaper. It is the only local daily newspaper in its market, although it competes with daily newspapers from surrounding markets.
     The Toronto Sun is the third largest non-national daily newspaper in Canada in terms of circulation. The Toronto newspaper market is very competitive. The Toronto Sun competes with one other major daily newspaper and to a lesser extent with two national papers. There are also two free daily newspapers in Toronto: 24 Hours, which is owned by Sun Media, and Metro. As a tabloid newspaper, The Toronto Sun offers readers and advertisers an alternative format to the broadsheet format of other newspapers in the Toronto market.
     Each of our dailies in Edmonton, Calgary, Winnipeg and Ottawa competes against a broadsheet newspaper and has established a number two position in its market.
The Community Newspaper Group
     In total, the Community Newspaper Group consists of 9 paid daily community newspapers, 168 community weekly newspapers and shopping guides, and 18 agricultural and other specialty publications. The Community Newspaper Group also includes NetMedia, its distribution sales arm.
     The total average weekly circulation of the publications in our Community Newspaper Group for the year ended December 31, 2006 was approximately 3.0 million free copies and approximately 619,400 paid copies, according to internal statistics. The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by the Community Newspaper Group for the year ended December 31, 2006:

		Average Daily
Newspaper	Location	Paid Circulation

The Brockville Recorder and Times	Brockville, Ontario	12,000
Stratford Beacon Herald	Stratford, Ontario	10,500
The Daily Herald Tribune	Grande Prairie, Alberta	8,600
Woodstock Sentinel-Review	Woodstock, Ontario	6,800
Simcoe Reformer	Simcoe, Ontario	6,800
St. Thomas Time-Journal	St. Thomas, Ontario	6,600
Fort McMurray Today	Fort McMurray, Alberta	3,600
The Daily Miner & News	Kenora, Ontario	2,900
The Daily Graphic	Portage La Prairie, Manitoba	2,600

Total Average Daily Paid Circulation		60,400

Source: Internal Statistics.

     The weekly and specialty publications of the Community Newspaper Group are distributed throughout Canada. The number of weekly publications on a regional basis is as follows:

Number of
Province	Publications
Quebec	53
Ontario	51
Alberta	45
Manitoba	12
Saskatchewan	6
New Brunswick	1

Total Publications	168
     Our community newspaper publications generally offer news, sports and special features, with an emphasis on local information. We believe that these newspapers cultivate reader loyalty and create franchise value by emphasizing local news, thereby differentiating themselves from national newspapers.
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
Other Operations
Commercial Printing and Distribution
     Sun Media’s national network of production and printing facilities enables it to provide printing services for web press (coldset and heatset) and sheetfed products, and graphic design for print and electronic media. Web presses utilize rolls of newsprint, whereas sheetfed presses use individual sheets of paper. Heatset web presses, which involve a more complex process than coldset web presses, are generally associated with printing on glossy paper. We own 24 web press and 10 sheetfed press operations located throughout Canada. These operations provide commercial printing services for both our internal printing needs and for third parties. Our printing facilities include 13 printing facilities for the daily publications, and 15 other printing facilities operated by the Community Newspaper Group in five provinces.
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
     The Urban Daily Group includes the distribution business of Messageries Dynamiques, which distributes dailies, weeklies, magazines and other electronic and print media and reaches approximately 255,000 households and 13,700 retail outlets through its operations in Quebec.
     Similarly, the Community Newspaper Group operates the distribution business of NetMedia, which distributes catalogues, flyers, product samples and other direct mail promotional material. Through its own branch system and its associated distributors, the Community Newspaper Group currently has the potential to provide advertising customers with broad-based distribution in Canada.

Television Station
     On December 2, 2004, we acquired 25% of the outstanding shares of SUN TV, a television station in Toronto, Canada. In addition to cash, this transaction involved the sale of its 29.9% interest in CP24, a 24-hour local news channel in Toronto, to the vendor of SUN TV. TVA Group, also a subsidiary of Quebecor Media, acquired the other 75% of SUN TV. Sun Media management continues to work closely with SUN TV management to develop opportunities for cross-promotions and to leverage the Sun Media brand with consumers and advertisers in Canada’s largest market place.
     During the fourth quarter of 2006, in conjunction with our partner TVA, we performed the annual impairment tests for our joint investment in SUN TV. As Sun Media concluded that some intangible assets were impaired, mainly goodwill and the broadcasting licence, Sun Media recorded a non-cash impairment charge of $7.8 million during the quarter for this investment.
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
Raw Materials
     Newsprint is our second-largest expense after salaries, and represents our largest raw material expense. Newsprint expense represented 15.0% (107.8 million) of Sun Media’s total operating expenses, excluding restructuring charges, depreciation and amortization, for the year ended December 31, 2006. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility. We seek to manage the effects of newsprint price increases through a combination of, among other things, managing waste, technology improvements, web width reduction, inventory management, and controlling the mix of editorial versus advertising content.
     In addition, to obtain more favorable pricing and to provide for a more secure newsprint supply, we entered into a newsprint supply agreement with a newsprint producer for the supply of our newsprint purchases. This agreement expired on December 31, 2006, although the supplier has continued to supply newsprint to us on substantially the same terms while we negotiate the renewal of this agreement. The agreement enabled us to obtain a discount to market prices, as well as providing additional volume rebates for purchases above certain thresholds. The supply available pursuant to this agreement satisfied most of our newsprint requirements. There can be no assurance that we will be able to renew this agreement on terms as favorable or at all.
     Aside from newsprint, our only other significant raw materials requirements are ink and press plates, which together accounted for approximately 1.4% ($9.9 million) of our total operating expenses, excluding restructuring charges and depreciation and amortization, in the year ended December 31, 2006.

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
Regulation
     Federal and provincial laws do not directly regulate the publication of newspapers in Canada. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Income Tax Act (Canada). The Income Tax Act (Canada) limits the deductibility by Canadian taxpayers of advertising expenditures that are made in a newspaper other than a “Canadian issue of a Canadian newspaper”. For any given publication to qualify as a Canadian issue of a Canadian newspaper, the entity that publishes it, if publicly traded on a prescribed stock exchange in Canada, must ultimately be controlled, in law and in fact, by Canadian citizens and, if a private company, must be at least 75% owned, in law and in fact, in vote and in value, by Canadians. In addition, the publication must, with limited exceptions, be printed and published in Canada and edited in Canada by individuals resident in Canada. All of our newspapers qualify as “Canadian issues of Canadian newspapers” and, as a result, our advertisers generally have the right to deduct their advertising expenditures with us for Canadian tax purposes.
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
     We expect to incur ongoing capital and operating costs to maintain compliance with existing and future applicable environmental, and employee health and safety, laws and requirements. We do not anticipate that continuing compliance with such environmental laws will have a material adverse effect upon our competitive or consolidated financial position. Environmental laws and regulations and their interpretation, however, have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding our properties, may have had historic uses, including uses related to historic publishing operations, or may have current uses that may affect these properties and require further study or remedial measures. No material studies or remedial measures are currently anticipated or planned by us or required by regulatory authorities with respect to our properties. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.

     C — Organizational Structure
     The Company is a wholly-owned subsidiary of 3535991 Canada Inc., a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a 54.7% owned subsidiary of Quebecor Inc. The remaining 45.3% of Quebecor Media is owned by CDP Capital d’Amérique Investissements Inc., a subsidiary of the Caisse de dépôt et placement du Québec, Canada’s largest pension fund manager. The following chart illustrates the corporate structure of Sun Media as at December 31, 2006, including Sun Media’s main subsidiaries, principal business units and holdings, together with the jurisdiction of incorporation or organization of each entity.

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

			Floor Space
Address	Use of Property	Press Capacity(1)	Occupied (sq. ft.)

Toronto, Ontario 333 King Street East	Operations building, including printing plant — The Toronto Sun	4 Metro presses (32 units) and 1 Metroliner press (8 units)	274,400

Montreal, Quebec 4545 Frontenac Street	Operations building, including printing plant —Le Journal de Montréal	3 Metro presses and 1 Cosmo press (37 units)	162,000

London, Ontario 369 York Street	Operations building, including printing plant —The London Free Press	2 Headliner presses (12 units) and 1 Urbanite press (8 units)	150,100

Calgary, Alberta 2615-12 Street NE	Operations building, including printing plant —The Calgary Sun	1 Headliner press (7 units)	90,000

Vanier, Quebec 450 Bechard Avenue	Operations building, including printing plant —Le Journal de Québec	2 Urbanite presses (24 units)	74,000

Winnipeg, Manitoba 1700 Church Avenue	Operations building, including printing plant —The Winnipeg Sun	1 Urbanite press (15 units)	63,000

Edmonton, Alberta 9300-47 Street	Printing plant —The Edmonton Sun	1 Metro press (8 units)	50,700

Edmonton, Alberta 4990-92 Avenue	Operations building —The Edmonton Sun (leased until December 2013)	N/A	45,200

Gloucester, Ontario 4080 Belgreen Drive(2)	Distribution facility — The Ottawa Sun	N/A	23,000

Ottawa, Ontario 6 Antares Drive	Operations building (leased until October 2013) — The Ottawa Sun	N/A	19,300

(1)	A “unit” is the critical component of a press that determines color and page count capacity. All presses listed have between 6 and 15 units.

(2)	In October 2006, the press facilities of The Ottawa Sun were transferred to the new printing facilities in Saint-Janvier-de-Mirabel, owned by Quebecor Media. Accordingly, this building is currently being used principally as a distribution facility.
     Our Community Newspaper Group operates from 143 owned and leased facilities located in the communities that it serves, with building space totaling approximately 922,584 square feet. The Community Newspaper Group operates 17 web press (170 units) and 9 sheetfed press in 21 operations across Canada.

     In August 2005, Quebecor Media announced a plan to invest in a new printing facility located in Toronto, Ontario. As part of this plan, we will transfer the printing of certain of our publications in Ontario to the new facility. In addition, in August 2005, Quebecor Media announced a plan to relocate the printing of certain Sun Media publications to a new 235,000 square foot printing facility owned by Quebecor Media and located in Saint-Janvier-de-Mirabel, Quebec. During the fourth quarter of 2006, this new printing facility began printing certain Quebec community publications, as well as The Ottawa Sun and 24 Heures. These new facilities should make it possible to consolidate some of our printing operations in Ontario and Quebec, improve the quality of our newspaper products and create additional revenue opportunities.
     Our credit facility is secured by a first priority charge over all of our assets or those of our subsidiaries, as the case may be. Please see the description of our debt instruments under “Item 10. Additional Information — Material Contracts” of this annual report.
Item 4A. Unresolved Staff Comments
     None.

Item 5. Operating and Financial Review and Prospects
     The following operating and financial review provides information concerning the operating results and financial condition of Sun Media for the year ended December 31, 2006 and the major changes from the last financial year. Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs from U.S. GAAP in certain respects. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, and the extent to which these differences affect our consolidated financial statements, see Note 19 to our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006. This discussion should be read in conjunction with our audited consolidated financial statements and accompanying notes included in “Item 17. Financial Statements” of this annual report. This discussion contains forward-looking statements which are subject to a variety of factors that could cause actual results to differ materially from those expressed in, or contemplated by, these statements. See “Forward-Looking Statements” and “Item 3. Key Information — Risk Factors”.
Overview
     Sun Media operates its newspaper businesses in both urban and community markets in Canada. Sun Media’s Urban Daily Group consists of 8 paid daily newspapers, 7 free daily commuter publications and 3 free weekly publications in nine of the ten most populated markets in Canada. The Urban Daily Group also includes Sun Media’s distribution business, Messageries Dynamiques. Sun Media’s Community Newspaper Group includes the majority of Sun Media’s other publications, including nine paid daily community newspapers, 168 weekly newspapers and weekly shopping guides, and 18 agricultural and other specialty publications. The Community Newspaper Group includes NetMedia, which coordinates the distribution of advertising and promotional products across Canada. Sun Media also has 24 web press and 10 sheetfed press operations across Canada.
     In fiscal 2006, the Urban Daily Group accounted for 73.2% of Sun Media’s revenues and 73.4% of its adjusted EBITDA. We provide a definition of adjusted EBITDA and a reconciliation of adjusted EBITDA to the most directly comparable Canadian GAAP measure under “Operating Results and Adjusted EBITDA” of this Item. Two of Sun Media’s daily newspapers, Le Journal de Montréal and The Toronto Sun, represent a significant portion of Sun Media’s revenues. In fiscal 2006, these two daily newspapers alone generated 31.7% of Sun Media’s consolidated revenue. Over the same period, the Community Newspaper Group accounted for 26.8% of Sun Media’s revenues and together with Sun Media’s corporate office accounted for 26.6% of its adjusted EBITDA.
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
     Developments in 2006
     In 2006, Sun Media recorded restructuring charges, consisting substantially of employee termination benefits for production and editorial staff, totaling $17.0 million. This included restructuring charges of $11.0 million for the restructuring of printing facilities at The London Free Press, The Toronto Sun, The Ottawa Sun and Le Journal de Montréal. In addition, restructuring charges of $2.9 million and $3.1 million were recorded for the restructuring of Sun Media’s news production operations and general workforce reductions, respectively.

These restructuring initiatives are ultimately expected to impact the equivalent of 676 full-time positions at Sun Media.
     In 2006, Sun Media increased its equity investment by $0.9 million to reflect the final purchase price adjustment on the acquisition of SUN TV. In addition, during 2006, Sun Media made additional cash contributions to SUN TV in the amount of $5.2 million maintaining its 25% equity interest in SUN TV. In addition, during 2006, Sun Media performed the annual impairment tests for its equity investment in SUN TV, and concluded that some intangible assets were impaired, mainly broadcasting licenses and goodwill. Accordingly, Sun Media recorded a non-cash impairment charge of $7.8 million on its equity investment in SUN TV. As at December 31, 2006, Sun Media’s equity investment in SUN TV was $3.7 million.
     On January 17, 2006, Sun Media’s parent company, Quebecor Media Inc. (“Quebecor Media”), refinanced its debt. Concurrent with the closing of this refinancing, Sun Media’s credit agreement was amended for the addition of a new Term Loan C credit facility with a principal amount of $40.0 million that will mature on February 7, 2009. On that same date, the proceeds of our new Term Loan C credit facility were paid as a reduction of paid-up capital to Quebecor Media.
     On May 1, 2006, Sun Media acquired two community publications, The Devon Dispatch News and The Nouvelle Beaumont News, for total cash consideration of $1.1 million.
     On June 12, 2006, Sun Media sold $255.0 million of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media, and used the proceeds to redeem $255.0 million of its 2007 convertible obligation issue. In addition, Sun Media issued a new convertible obligation to Quebecor Media in the amount of $120.0 million (“2021 Convertible Obligation Issue”). This new convertible obligation matures on June 12, 2021, bears interest at 10.5% payable semi-annually and otherwise has terms and conditions substantially similar to existing convertible obligations. Sun Media used the proceeds from the issuance of the 2021 Convertible Obligation Issue to invest in an additional $120.0 million of Series F Cumulative First Preferred Shares of Quebecor Media, carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its Preferred Shares of Quebecor Media.
     On October 6, 2006, Sun Media acquired Le Choix d’Antoine Labelle, a community publication in Mont Laurier, Quebec, for total cash consideration of $0.4 million.
     On December 20, 2006, Sun Media sold $2.9 million of its investment in SUN TV Preferred Shares and used the proceeds to redeem $2.9 million of its convertible obligation.
     On December 28, 2006, Sun Media sold $500.0 million of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media, and used the proceeds to redeem $385.0 million of its 2007 convertible obligation issue and $115.0 million of its 2008 convertible obligation issue. In addition, Sun Media sold $55.0 million of its investment in the Series F Cumulative First Preferred Shares of Quebecor Media and used the proceeds to redeem $55.0 million of its 2020 convertible obligation issue.
     On December 29, 2006, Sun Media made a partial repayment of US$15.0 million of its Term Loan B credit facility and unwound a related portion of its hedging contract.
     Trends
     Sun Media is highly dependent on advertising sales, which comprised 71.9% of total revenues in 2006. Advertising revenues are highly cyclical and seasonal in nature. In addition to our sensitivity to local, regional and national economic conditions, our newspapers rely heavily on advertising revenues from a relatively small number of industries. The most significant portion of Sun Media’s advertising revenues are derived from retail, classified and national advertising. Therefore, Sun Media’s ability to achieve revenue growth depends to a large degree on industries which have historically been sensitive to general economic cycles. Over the past few years, the traditional run of press advertising market for major multi-market retailers has been declining due to consolidation in the retail industry combined with a shift in marketing strategy toward other media. Furthermore, a reduction in the newspaper advertising market relating to the automotive sector has had a negative impact on our national sales. While these trends continue, Sun Media intends to reposition its products and distribution networks in order to sustain and grow its market share.
     Circulation sales are another important revenue source for Sun Media, comprising 17.0% of total revenues. Circulation, measured in terms of copies sold, has been in general decline across the industry over the last ten years due to changing reader habits and the availability of other news sources such as television, radio and the Internet. In 2006, Sun Media’s circulation revenues declined by $6.2 million or 3.8% as compared to 2005, with the largest single decline in The Toronto Sun. Sun Media will continue to explore opportunities for strategic cover price changes and expanded home delivery sales in 2007 to manage circulation levels and maintain market share.
     Competition continues to be intense in the newspaper industry. The increasing number of free commuter papers launched by our competition in urban markets and the growing number of competing daily newspapers and online services have put downward pressure on advertising and circulation revenue. In an effort to capitalize on the growing popularity of the commuter papers, Sun Media launched two additional 24 Hours publications in 2006, one in English and one in French, in the Ottawa region. In February 2007, Sun Media launched 24 Hours Calgary and 24 Hours Edmonton. In total, Sun Media has launched 24 Hours publications in six of Canada’s largest cities since 2003. Sun Media continues to expand its Internet presence through joint initiatives with other Quebecor Media affiliates in order to develop new revenue streams. Sun Media will continue to seek opportunities to grow its business by leveraging its existing brands.
     Salaries and benefits, which represented 49.1% ($353.1 million) of operating expenses, before restructuring charges, depreciation and amortization, in 2006, is Sun Media’s largest operating expense. Accordingly, rising labour, health care benefit and pension costs have had, and may in the future have, a negative effect on Sun Media’s operating results. Furthermore, labour relations could affect Sun Media’s business and results of operations, as approximately one-third of Sun Media’s employees are unionized. As of February 28, 2007, 15 of Sun Media’s collective bargaining agreements, representing approximately 642 or 31% of Sun Media’s 2,057 unionized employees, have expired. Negotiations regarding these 15 collective bargaining agreements are either in progress or will be undertaken in 2007. Sun Media cannot predict the outcome of our current negotiations or any future negotiations relating to collective bargaining agreements or union representation. Pending the outcome of such negotiations, Sun Media may experience work stoppages, strikes or other forms of labour protests, which could disrupt operations and adversely affect Sun Media’s business and results of operations.
     Changes in the price of newsprint can have a significant effect on Sun Media’s operating results as newsprint is Sun Media’s principal expense besides wages and benefits and represented 15.0% ($107.8 million) of operating expenses, excluding restructuring charges and depreciation and amortization, in 2006. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility. We manage the effects of newsprint price increases through a combination of, among other things, waste management, technology improvements, web width reduction, inventory management, and by controlling the mix of editorial versus advertising content. To obtain more favorable newsprint pricing, we were party to a newsprint supply agreement which provided for a discount to market prices and certain volume discounts for purchases above certain thresholds. This supply agreement expired on December 31, 2006, although the supplier has continued to supply newsprint to us on substantially the same terms while we negotiate the renewal of the agreement. There can be no assurance that we will be able to renew this agreement on terms as favorable or at all.

Operating Results

	Year Ended December 31,
	2004	2005	2006
	(in millions, except adjusted EBITDA margin)
Revenues:
Advertising	$619.2	$647.2	$667.3
Circulation	170.3	164.3	158.1
Commercial printing, distribution and other	98.6	104.1	102.8

Total revenues	$888.1	$915.6	$928.2

	Year Ended December 31,
	2004	2005	2006
	(in millions, except adjusted EBITDA margin)
Operating Expenses:
Wages and employee benefits	$338.1	$346.3	$353.1
Newsprint	104.7	104.2	107.8
Other operating expenses	217.5	243.0	258.2

Total operating expenses before depreciation, amortization of intangible assets and restructuring charges	$660.3	$693.5	$719.1

Adjusted EBITDA	$227.8	$222.1	$209.1
Adjusted EBITDA margin(1)	25.7%	24.3%	22.5%
Net Income	$156.7	$141.9	$106.8

(1)	We define adjusted EBITDA margin as adjusted EBITDA as a percentage of total revenues.
Adjusted EBITDA
     We use the supplemental financial measure adjusted EBITDA to assess our operating results and financial performance. Adjusted EBITDA, and ratios using this measure, are not required by or recognized under Canadian GAAP or U.S. GAAP. We define adjusted EBITDA as net income before depreciation and amortization of intangible assets, financial expenses, dividend income, interest on convertible obligations to Quebecor Media and SUN TV, gains on dispositions of investments, gains on refinancing of long-term debt, restructuring charges, income taxes, equity and impairment losses, non-controlling interest and discontinued operations. Adjusted EBITDA and ratios using this measure are not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and this non-GAAP measure is not intended or designed to replace other financial operating performance measures or to the statement of cash flows as a measure of liquidity. You should not consider this adjusted EBITDA in isolation from, or as a substitute for analysis of, our financial information reported under Canadian GAAP and U.S. GAAP. We use adjusted EBITDA because management believes it is a meaningful measure of performance commonly used in the publishing industry and by financial analysts and other users of our financial information to analyze and compare companies in our industry. Adjusted EBITDA has limitations as an analytical tool, including:
•	it does not reflect interest expense or the cash necessary to make interest payments;

•	it does not reflect income tax expense or the cash necessary to pay income taxes;

•	although depreciation and amortization are non-cash charges, the assets being amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect cash requirements for such capital expenditures;

•	it does not reflect financial expenses the cash necessary to pay financial expenses;

•	its does not reflect the cash necessary to pay expenses relating to our restructuring initiatives;

•	it does not reflect cash outlays for future contractual commitments;

•	it does not reflect impairments or equity losses, including our equity losses in SUN TV; and

•	it does not reflect potential cash requirements to maintain our interest in SUN TV.
     You should note that our definition of adjusted EBITDA may not be identical to similarly titled measures reported by other companies, limiting the usefulness of adjusted EBITDA as a comparative measure.
     The two following tables provide reconciliations of adjusted EBITDA as defined herein to the net income and to cash provided by operating activities of continuing operations, in each case as calculated under Canadian GAAP and U.S. GAAP, respectively, for the years ended December 31, 2002 through 2006.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands)
RECONCILIATION UNDER CANADIAN GAAP

Net income	$180,741	$189,690	$156,745	$141,927	$106,772
Depreciation and amortization of intangible assets	26,530	27,582	26,038	30,324	36,549
Financial expenses	33,493	43,950	51,138	46,738	50,535
Dividend income on preferred shares of Quebecor Media Inc. and SUN TV Company	(203,168)	(224,589)	(147,462)	(152,628)	(144,031)
Interest on convertible obligations to Quebecor Media Inc. and SUN TV Company	197,479	218,301	143,333	148,232	139,834
Gain on disposition of CP24	—	—	(8,000)	—	—
Gain on refinancing of long-term debt	—	(7,463)	—	—	—
Restructuring charges	2,195	—	—	—	17,033
Income tax expense (recovery)	(16,937)	(20,266)	4,565	3,347	(10,127)
Equity loss on investment in SUN TV	—	—	147	2,747	3,252
Impairment of Equity Investment in SUN TV Company	—	—	—	—	7,819
Non-controlling interest	1,118	1,032	1,341	1,488	1,498
Discontinued operations	(2,006)	(3,483)	—	—	—

Adjusted EBITDA as defined	219,445	224,754	227,845	222,175	209,134
Financial expenses	(33,493)	(43,950)	(51,138)	(46,738)	(50,535)
Dividend income on preferred shares of Quebecor Media Inc. and SUN TV Company	203,168	224,589	147,462	152,628	144,031
Interest on convertible obligations to Quebecor Media Inc. and SUN TV Company	(197,479)	(218,301)	(143,333)	(148,232)	(139,834)
Restructuring charges paid	(2,195)	—	—	—	(4,255)
Current income taxes	21,687	10,851	(2,231)	(1,066)	(1,055)
Net unrealized loss on foreign currency translation and financial instruments	—	—	6,779	4,100	1,702
Other items not involving cash	645	1,894	1,698	1,718	1,810
Change in non-cash operating working capital, net of effects from acquisitions	(9,281)	25,208	(9,687)	(3,202)	(16,248)

Cash provided by operating activities of continuing operations	$202,497	$225,045	$177,395	$181,383	$144,750

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands)
RECONCILIATION UNDER U.S. GAAP

Net income	$181,266	$185,772	$164,334	$159,596	$115,135
Depreciation and amortization of intangible assets	26,530	27,582	26,038	30,355	36,610
Financial expenses	31,800	49,635	44,326	38,512	40,015
Dividend income on preferred shares of Quebecor Media Inc. and SUN TV Company	(203,168)	(224,589)	(147,462)	(152,628)	(144,031)
Interest on convertible obligations to Quebecor Media Inc. and SUN TV Company	197,479	218,301	143,333	148,232	139,834
Gain on disposition of publication	—	—	—	(1,856)	—
Gain on disposition of CP24	—	—	(8,000)	—	—
Gain on refinancing of long-term debt	—	(7,583)	—	—	—
Restructuring charges	2,195	—	—	—	17,033
Income tax expense (recovery)	(16,724)	(22,306)	8,389	(4,900)	(8,722)
Equity loss on investment in SUN TV Company	—	—	147	2,747	3,252
Impairment of Equity Investment in SUN TV Company	—	—	—	—	7,819
Non-controlling interest	1,118	1,032	1,341	1,488	1,498
Discontinued operations	(2,006)	(3,483)	—	—	—

Adjusted EBITDA as defined	218,490	224,361	232,446	221,546	208,443
Financial expenses	(31,800)	(49,635)	(44,326)	(38,512)	(40,015)
Dividend income on preferred shares of Quebecor Media Inc. and SUN TV Company	203,168	224,589	147,462	152,628	144,031
Interest on convertible obligations to Quebecor Media Inc. and SUN TV Company	(197,479)	(218,301)	(143,333)	(148,232)	(139,834)
Restructuring charges paid	(2,195)	—	—	—	(4,255)
Current income taxes	21,687	10,850	(2,232)	(1,066)	(1,055)
Other items not involving cash	(475)	10,276	1,666	(2,408)	(7,008)
Change in non-cash operating working capital, net of effects from acquisitions	(8,899)	22,905	(14,288)	(2,573)	(15,557)

Cash provided by operating activities of continuing operations	$202,497	$225,045	$177,395	$181,383	$144,750

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005
     Revenues
     Consolidated revenues for the year ended December 31, 2006 were $928.2 million, compared to $915.6 million for 2005, an increase of $12.6 million, or 1.4%.
     Advertising revenues were $667.3 million for the year ended December 31, 2006, an increase of $20.1 million, or 3.1%, from $647.2 million for fiscal 2005. Advertising revenues for the Urban Daily Group increased $9.1 million, or 2.0%. Significant growth drivers during 2006 were our free daily commuter publications, including our two new 24 Hours publications in the Ottawa region, which collectively increased advertising revenues by $7.9 million. The growth in advertising revenues at our other urban dailies was partially offset by declines at The Toronto Sun and Le Journal de Montréal.
     Advertising volumes for the paid urban daily newspapers increased 0.3% in fiscal 2006 compared to the same period last year. Sun Media experienced continued growth in local sales, while corporate sales continued to be soft, as several large national advertisers reduced their spending in 2006. Advertising revenues in the Community Newspaper Group were very strong, increasing $10.0 million or 5.2% during the year ended December 31, 2006. The Community Newspaper Group operations experienced solid growth in most markets, including strong results in Western Canada and to a lesser extent in the Quebec region. Our three community publication acquisitions also contributed to the growth in the Community Newspaper Group.

     Circulation revenues were $158.1 million for the year ended December 31, 2006, a decrease of $6.2 million, or 3.8%, from $164.3 million in 2005. Circulation revenues for the urban daily newspapers decreased 4.3% and average circulation volumes declined 0.4%. Circulation revenues declined most significantly in the highly competitive Toronto market where The Toronto Sun implemented an aggressive pricing strategy in 2006 to maintain circulation levels and market share. This pricing strategy positively impacted the circulation volumes of The Toronto Sun where average paid circulation increased 2.2% compared to 2005.
     Distribution, commercial printing and other revenues were $102.8 million for the year ended December 31, 2006, a decrease of $1.3 million, or 1.2%, from $104.1 million in 2005. This decrease was due partly to the transfer of certain external commercial printing jobs to the new Quebecor Media printing facility in Saint-Janvier-de-Mirabel.
     Operating expenses
     Wages and employee benefits were $353.1 million, an increase of $6.8 million, or 2.0%, from $346.3 million during 2005. The increase in wages and employee benefit expenses was the result of normal wage increases, higher pension and post-retirement costs, due in part to a curtailment gain recognized in 2005 and higher stock compensation expense of $2.5 million. These costs were partially offset by labour savings resulting from a five month labour disruption at Le Journal de Montréal which began in June 2006 and labour savings from Sun Media’s restructuring initiatives.
     Newsprint expense was $107.8 million, an increase of $3.6 million, or 3.5%, from $104.2 million in 2005. The increase was a result of lower rebates obtained by Sun Media on newsprint purchases, and higher newsprint prices, offset in part by lower advertising volumes and certain page count reductions compared to the prior year.
     Other operating expenses were $258.2 million, an increase of $15.2 million, or 6.3%, from $243.0 million in 2005. The increase was mainly due to higher circulation costs of $7.7 million resulting from new circulation initiatives in The Toronto Sun and the circulation of new products, as well as a loss of $1.1 million due to the discontinuance of CD and DVD distribution at Messageries Dynamiques. In addition, external printing costs were higher by $3.4 million due to increased page counts in some publications and the transfer of printing of The Ottawa Sun and certain community publications to the new press facilities in Saint-Janvier-de-Mirabel, Quebec. Administration costs were also higher by $4.7 million due to additional security and other costs incurred by Le Journal de Montréal as a result of the labour disruption compared to the prior year. In addition, Sun Media incurred a charge of $1.6 million for the write-down of excess spare parts inventory. These negative variances were offset in part by a favourable commodity tax recovery of $1.3 million during the year.
     Adjusted EBITDA. Adjusted EBITDA for the year ended December 31, 2006 of $209.1 million was $13.0 million, or 5.9%, lower than adjusted EBITDA in 2005 of $222.1 million. The decline in adjusted EBITDA resulted primarily from a decline in the operational results of The Toronto Sun and Le Journal de Montréal, offset partly by improvements in the operational results of our Western urban and community newspapers.
     Adjusted EBITDA margin represents adjusted EBITDA as a percentage of revenues. Sun Media’s adjusted EBITDA margin for fiscal 2006 was 22.5%, compared to 24.3% for fiscal 2005.
     Depreciation and amortization. Depreciation and amortization expense was $36.5 million in the year ended December 31, 2006, an increase of $6.2 million, or 20.5%, from $30.3 million in the prior year. The results for fiscal 2006 include additional depreciation expense of $12.1 million, compared to additional depreciation expense of $4.6 million in 2005, relating to the shortened estimated useful life of the production equipment at certain Sun Media printing facilities. These printing facilities have been or are expected to be relocated to the new printing facilities in Islington, Ontario and Saint-Janvier-de-Mirabel, Quebec.
     Restructuring charges. During 2006, Sun Media recorded charges for the restructuring of its operations, consisting substantially of employee termination benefits, summarized as follows:

	Estimated			Restructuring
	Number of Full-Time			Accrual as at
	Equivalent	Restructuring	Payments	December 31,
	Positions Affected	Charges	in 2006	2006
		(dollars in thousands)
Restructuring of printing facilities
— The London Free Press	114	$4,435	$—	$4,435
— The Toronto Sun	194	4,371	—	4,371
— The Ottawa Sun	39	1,260	(130)	1,130
— Le Journal de Montréal	146	910	—	910
Restructuring of news production operations	85	2,881	(2,554)	327
General workforce reduction	98	3,176	(1,571)	1,605

	676	$17,033	$(4,255)	$12,778

     Restructuring of printing facilities
     In August 2005, Quebecor Media announced a plan to invest in a new printing facility located in Toronto, Ontario. As part of this plan, Sun Media will transfer the printing of certain of its publications in Ontario to the new facility. In addition, in August 2005, Quebecor Media announced a plan to relocate the printing of certain Sun Media publications to a new printing facility owned by Quebecor Media, located in Saint-Janvier-de-Mirabel, Quebec.
     During 2006, Sun Media finalized the details of the plan and costs associated with the elimination of an estimated equivalent of 114 full-time unionized production positions at The London Free Press and an estimated equivalent of 194 full-time non-unionized production positions at The Toronto Sun, due to the transfer of its printing operations to the new printing facility being constructed in Islington, Ontario, as described above. Sun Media anticipates that the printing of The London Free Press and The Toronto Sun will be transferred to the new facility by mid-2007. Sun Media has recorded contractual termination benefits of $4.4 million and $4.4 million relating to employees of The London Free Press and The Toronto Sun, respectively, which will be payable upon the termination of its employees.
     During 2006, Sun Media also recorded $1.3 million of termination benefits relating to the elimination of an equivalent of 39 full-time non-unionized production positions at The Ottawa Sun. As at December 31, 2006, payments of $0.1 million have been made.
     In addition, Sun Media finalized the details of special termination benefits to be paid in connection with the elimination of an estimated equivalent of 146 inserter positions at Le Journal de Montréal in 2007. As a result, Sun Media has accrued termination benefits of $0.9 million. As at December 31, 2006, no payments have been made.
     Restructuring of news production operations
     In June 2006, Sun Media announced a plan to restructure its news production operations by introducing new content management technologies and streamlining the news gathering process. Sun Media expects to invest approximately $7.0 million in new technologies. During 2006, Sun Media recorded severance costs of $2.9 million relating to the elimination of the equivalent of 85 full-time editorial positions in operations across our organization. As at December 31, 2006, payments of $2.6 million have been made.

     General workforce reductions
     During 2006, Sun Media implemented a voluntary workforce reduction program at The London Free Press and several smaller involuntary workforce reduction programs, primarily impacting The Toronto Sun and Bowes Publishers. Sun Media has recorded termination benefits of $3.2 million for the elimination of 98 positions relating to these workforce reduction initiatives. As at December 31, 2006, payments of $1.6 million have been made.
     Sun Media currently expects that in 2007, it will record additional restructuring charges relating to special termination benefits for The Toronto Sun printing facilities, ranging from $2.0 million to $3.0 million. Sun Media also anticipates that it will record additional restructuring charges relating to its news production operations and other potential workforce reduction initiatives.
     Financial expenses. Financial expenses for the year ended December 31, 2006 were $50.5 million, compared to $46.7 million for the year ended December 31, 2005. During 2006, Sun Media recorded a net unrealized loss on foreign currency translation and financial instruments relating to its ineffective hedge of $1.7 million, compared to $4.1 million in 2005. Excluding these unrealized losses, interest expense increased by $6.2 million in 2006. The increase in interest expense is due to higher variable rates than last year, the new Term Loan C credit facility and a loss of $0.5 million on the voluntary repayment of debt.
     Dividend income and interest on convertible obligations. In a series of tax consolidation transactions, Sun Media invested in certain preferred shares issued by Quebecor Media and SUN TV, and concurrently issued convertible obligations to Quebecor Media and SUN TV. In 2006, Sun Media earned dividend income of $144.0 million (2005 — $152.6 million), comprised of $140.0 million (2005 — $150.7 million) on its investment in Quebecor Media Preferred Shares and $4.0 million (2005 — $1.9 million) on its investment in SUN TV Preferred Shares. In the same period, Sun Media incurred interest expense of $139.8 million (2005 — $148.3 million) on its convertible obligations during the year ended December 31, 2006, comprised of interest expense on its convertible obligation to Quebecor Media of $135.9 million (2005 — $146.4 million) and interest expense on its convertible obligation to SUN TV of $3.9 million (2005 — $1.9 million). The decrease in dividend income and interest expense resulted mainly from a decrease in Sun Media’s investment in Quebecor Media Preferred Shares and its convertible obligations to Quebecor Media. In June 2006, Sun Media sold $255.0 million of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media, and used the proceeds to redeem $255.0 million of its 2007 convertible obligation issue. In addition, Sun Media issued a new convertible obligation due in 2021 to Quebecor Media in the amount of $120.0 million. Sun Media used the proceeds from the issuance of the 2021 convertible obligation issue to invest in an additional $120.0 million of Quebecor Media Series F Cumulative First Preferred Shares. In December 2006, Sun Media sold $500.0 million of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media and $55.0 million of its investment in the Series F Cumulative First Preferred Shares of Quebecor Media. Sun Media then used the proceeds to redeem $555.0 million of its 2007, 2008 and 2020 convertible obligations. As at December 31, 2006, Sun Media had an investment balance and a principal convertible obligation balance of $555.0 million with Quebecor Media. In addition, in December 2006, Sun Media sold $2.9 million of its Class A Preferred Shares of Sun TV and then redeemed $2.9 million of its convertible obligation to SUN TV. As at December 31, 2006, Sun Media had an investment balance and a principle convertible obligation balance of $34.4 million with SUN TV.
     See “Liquidity and Capital Resources — Liquidity and capital resource requirements — Purchase and/or sale of Preferred Shares of Quebecor Media and SUN TV and convertible obligations issued to and/or redeemed from Quebecor Media and SUN TV”.
     Income taxes. Sun Media’s income tax recovery was $10.1 million for the twelve months ended December 31, 2006 compared to an income tax expense of $3.3 million for the twelve months ended December 31, 2005. The following table summarizes the main components which resulted in Sun Media’s income tax expense (recovery) for the twelve months ended December 31, 2005 and 2006:

	Twelve months ended December 31,
	2005	2006
	(dollars in millions)
Income before income taxes, equity and impairment losses, and non-controlling interest	$149.5	$109.2
Less: non-taxable dividend income	(152.6)	(144.0)

Loss before income taxes, equity and impairment losses, and non-controlling interest and non-taxable dividend income	(3.1)	(34.8)
National statutory tax rate	34.3%	33.8%

	(1.1)	(11.8)
Valuation allowance and non-deductible portion of capital losses relating to ineffective hedge	2.4	0.4

	1.3	(11.4)
Large corporation taxes and other	2.0	1.3

Income tax expense (recovery)	$3.3	$(10.1)

     During the twelve months ended December 31, 2006, Sun Media also recorded the tax impact associated with the enactment of the 2006 Federal Budget in June 2006, which resulted in the elimination of the Large Corporations Tax and a small net decrease in Sun Media’s future income tax recovery.
     Impairment of equity investment in SUN TV. During the fourth quarter of 2006, in conjunction with our partner TVA, we performed the annual impairment tests for our joint investment in SUN TV. As Sun Media concluded that some intangible assets were impaired, mainly goodwill and the broadcasting licence, Sun Media recorded a non-cash impairment charge of $7.8 million during the quarter for this investment.
     Net income. Net income for the year ended December 31, 2006 was $106.8 million, compared to $141.9 million for the same period in fiscal 2005, a decrease of $35.1 million, or 24.7%. The decrease in net income was primarily due to restructuring charges of $17.0 million, a reduction in adjusted EBITDA of $13.0 million, an impairment loss recognized on the equity investment of SUN TV of $7.8 million and higher financial expenses of $3.8 million, offset partly by a favourable income tax variance of $13.5 million.
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
     Advertising volumes for the Urban Daily Group newspapers increased 3.5% in fiscal 2005 compared to the same period last year, despite a 53rd week in 2004. Sun Media experienced strong growth in local sales, while corporate sales continued to be soft, as several large national advertisers reduced their spending in 2005. Advertising revenues in the Community Newspaper Group were very strong, increasing $12.6 million or 7.0%

during the year ended December 31, 2005. The Community Newspaper Group operations experienced solid growth in all markets, including very strong results in the publications in Northern Alberta. Acquisitions and new products also contributed to the growth in the Community Newspaper Group.
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
     Adjusted EBITDA. Adjusted EBITDA for the year ended December 31, 2005 of $222.1 million was $5.7 million, or 2.5%, lower than adjusted EBITDA in 2004 of $227.8 million. The decline in adjusted EBITDA resulted from having a 53rd week in 2004, losses from start-up operations, and declining results in the large Toronto and Montreal markets due to competitive pressures. The declines are partially offset by strong results in the Alberta urban dailies and the community newspapers.
     Adjusted EBITDA margin represents adjusted EBITDA as a percentage of revenues. Sun Media’s adjusted EBITDA margin for fiscal 2005 was 24.3%, compared to 25.7% for fiscal 2004.
     Depreciation and amortization. Depreciation and amortization was $30.3 million in the year ended December 31, 2005, an increase of $4.3 million, or 16.5%, from $26.0 million in the prior year. The results for fiscal 2005 include an additional depreciation charge of $4.6 million relating to the shortened estimated useful life of the production equipment at certain Sun Media printing facilities which will be relocated to the new printing facilities in Islington, Ontario and Saint-Janvier-de-Mirabel, Quebec.
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

     Dividend income and interest on convertible obligations. In 2005, Sun Media earned dividend income of $152.6 million (2004 — $147.5 million), comprised of $150.7 million (2004 — $147.5 million) on its investment in Quebecor Media Preferred Shares and $1.9 million (2004 — $nil) on its investment in SUN TV Preferred Shares. In the same period, Sun Media incurred interest expense of $148.2 million (2004 — $143.3 million) on its convertible obligations during the year ended December 31, 2005, comprised of interest expense on its convertible obligation to Quebecor Media of $146.4 million (2004 — $143.3 million) and interest expense on its convertible obligation to SUN TV of $1.9 million (2004 — $nil). The increase in dividend income and interest expense resulted mainly from an increase in Sun Media’s investment in Quebecor Media Preferred Shares and its convertible obligations to Quebecor Media. As at January 1, 2005, Sun Media’s aggregate investment in Quebecor Media Preferred Shares, and the convertible obligations to Quebecor Media, was $1.140 billion. In January 2005, Sun Media sold $150.0 million of its investment in Quebecor Media Preferred Shares and used the proceeds to redeem $150.0 million of its convertible obligations. In addition, in the same month, Sun Media increased its investment in Quebecor Media Preferred Shares by $255.0 million, and issued $255.0 million of its convertible obligations to Quebecor Media in exchange. As at December 31, 2005, Sun Media had an investment balance and a principal convertible obligation balance of $1.245 billion. In addition, in July 2005, Sun Media issued a $37.3 million convertible obligation to SUN TV, a related company in which we hold an investment. The convertible obligation matures on July 6, 2020, and bears interest at 10.50% payable semi-annually. Concurrently, Sun Media invested $37.3 million in Class A Preferred Shares of SUN TV.
     Income taxes. Sun Media’s income tax expense was $3.3 million for the twelve months ended December 31, 2005 compared to an income tax expense of $4.6 million for the twelve months ended December 31, 2004. The following table summarizes the main components which resulted in Sun Media’s income tax expense for the twelve months ended December 31, 2004 and 2005:

	Twelve months ended December 31,
	2004	2005
	(dollars in millions)
Income before income taxes, equity loss and non-controlling interest	$162.8	$149.5
Less: non-taxable dividend income	(147.5)	(152.6)

Loss before income taxes, equity loss, non-controlling interest and non-taxable dividend income	15.3	(3.1)
National statutory tax rate	34.2%	34.3%

	5.2	(1.1)
Valuation allowance and non-deductible portion of capital losses relating to ineffective hedge	1.1	2.4

	6.3	1.3
Large corporation taxes and other (*)	(1.7)	2.0

Income tax recovery	$4.6	$3.3

*	2004 includes a non-taxable gain of $8.0 million on the sale of CP24.
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

Liquidity and Capital Resources
     Liquidity and capital resource requirements
     Sun Media’s principal liquidity and capital resource requirements consist of:
•	Contractual requirements and other commercial commitments;

•	Service and repayment of debt;

•	Capital expenditures to augment and update facilities, equipment and processes;

•	Purchase and/or sale of Preferred Shares of Quebecor Media and SUN TV and convertible obligations issued to and/or redeemed from Quebecor Media and SUN TV;

•	Business and publication acquisitions; and

•	Payment of dividends or other distributions.
     Contractual requirements. Sun Media’s material obligations under firm contractual arrangements, including commitments for future payments under the convertible obligations, long-term debt arrangements and operating lease arrangements as of December 31, 2006, are described in Notes 6, 7, 10 and 16 to our audited consolidated financial statements included in “Item 17. Financial Statements” of this annual report, and can be summarized as follows:

	Payments Due By Period
			2008	2010	More than
	Total	2007	and 2009	and 2011	5 years
			(in millions)
Contractual Obligations
Convertible obligations	$589.4	$—	$235.0	$—	$354.4
Interest payments on convertible obligations	519.8	52.5	74.4	74.4	318.5
Long-term debt	486.7	3.1	247.2	—	236.4
Interest payments (1)	211.9	47.5	74.5	50.6	39.3
Operating leases and other	41.2	14.7	14.4	6.2	5.9

Total contractual cash obligations	$1,849.0	$117.8	$645.5	$131.2	$954.5

(1)	Estimate of interest to be paid on long-term debt based on the interest rates and foreign exchange rate as at December 31, 2006.
     As of December 31, 2006, the outstanding principal balance on the convertible obligations was $589.4 million and $28.9 million in unpaid interest which was due and paid on January 14, 2007 and $0.1 million in unpaid interest which is due and payable on June 20, 2007. The principal amount of $235.0 million matures on November 11, 2008, and the principal amount of $200.0 million matures on January 14, 2020. The remaining principal amount of $120.0 million matures in June 12, 2021. The principal amount of $34.4 million on our SUN TV convertible obligation matures on July 6, 2020.
     Sun Media’s long-term debt consists of our $75.0 million five-year revolving credit facility, which matures on February 7, 2008, US$230.0 million Term Loan B credit facility and $40.0 million Term Loan C credit facility, both maturing on February 7, 2009, and our 7 5/8% Senior Notes due February 15, 2013. As at December 31, 2006, no amounts were drawn on our $75.0 million revolving credit facility and the aggregate amounts outstanding under our term loans were $211.4 million on the Term Loan B credit facility with an effective interest rate of 7.13% and $39.3 million on the Term Loan C credit facility with an effective interest rate of 5.85%. The Term Loan B credit facility is subject to mandatory repayments of US$0.6 million per quarter during the term of the loan and the Term Loan C credit facility is subject to repayments of $0.1 million per quarter during the term of the loan.
     As at December 31, 2006, the outstanding principal amount of our 7 5/8% Senior Notes was US$205.0 million.

     Sun Media rents equipment and premises under various operating leases, and enters into long-term commitments to purchase services and capital. As of December 31, 2006, minimum payments under these leases and agreements over the next five years and thereafter will be approximately $41.2 million in aggregate.
     Other commercial commitments. Sun Media had an agreement, which expired on December 31, 2006, with a newsprint manufacturer for the supply of all of its newsprint purchases. Although the agreement has expired, the supplier has continued to supply newsprint to us on substantially the same terms while we negotiate a renewal of this agreement. This agreement provided for a discount to market prices and additional volume discounts for purchases above certain thresholds. Under this agreement, Sun Media committed to purchasing its newsprint supply exclusively from this manufacturer, and committed to a minimum annual purchase of 15,000 metric tonnes of newsprint. Sun Media used approximately 144,000 metric tonnes of newsprint in our operations in 2006.
     In 2002, Sun Media began paying an annual management fee to Quebecor Media for services rendered to Sun Media pursuant to a five-year management services agreement, which expired on December 31, 2006. These services included internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. The agreement provided for an annual management fee. In 2006, the annual management fee was $8.6 million (2005 — $9.1 million; 2004 — $6.6 million). In addition, Quebecor Media was entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. The agreement also provided that in no event could the fees and reimbursements paid to Quebecor Media for any given year exceed 1.5% of Sun Media’s consolidated revenues for such year. Sun Media is in the process of renewing its management services agreement with Quebecor Media.
     Service and repayment of debt. During the year ended December 31, 2006, Sun Media made net cash interest payments of $46.2 million and debt repayments of $26.6 million on its long-term debt, including a US$15.0 million voluntary pre-payment on December 29, 2006. In the year ended December 31, 2005, Sun Media made net cash interest payments of $40.4 million and repayments on its long-term debt of $3.5 million.
     Capital expenditures to augment and update facilities, equipment and processes. In the year ended December 31, 2006, Sun Media spent $15.8 million to fund capital expenditures such as investing in new information systems across Sun Media. During 2006, Sun Media spent approximately $4.0 million on new editorial content management systems to streamline the news gathering process and expects to spend an additional $3.0 million to complete its installation in 2007. In addition, during 2006, Sun Media spent $1.5 million on new circulation and classified advertising systems. This new technology will replace old systems and should enable Sun Media to realize operational efficiencies and cost savings and improve customer service levels. In 2007, Sun Media expects that its capital spending may increase to approximately $30.0 million. The expected increase in capital expenditures, compared to prior years, will substantially be related to standardizing, improving and streamlining Sun Media’s business processes.
     Other than new editorial content management systems, Sun Media does not currently have any significant capital commitments; however, management is currently evaluating several capital projects for opportunities to improve the operational efficiency and financial results of Sun Media.
     Purchase and/or sale of Preferred Shares of Quebecor Media and SUN TV and convertible obligations issued to and/or redeemed from Quebecor Media and SUN TV. Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, Sun Media has in the past entered into certain transactions involving the purchase and sale of preferred shares of its parent, Quebecor Media and a related company, SUN TV, and the corresponding issuance of and/or redemption of convertible obligations to these entities. As a result of these transactions, we recognize significant income tax benefits.

     In June 2006, Sun Media sold $255.0 million of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media, and used the proceeds to redeem $255.0 million of its 2007 convertible obligation issue. In addition, Sun Media issued a new convertible obligation due in 2021 to Quebecor Media in the amount of $120.0 million. Sun Media used the proceeds from the issuance of the 2021 convertible obligation issue to invest in an additional $120.0 million of Quebecor Media Series F Cumulative First Preferred Shares.
     In December 2006, Sun Media sold $500.0 million of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media and $55.0 million of its investment in the Series F Cumulative First Preferred Shares of Quebecor Media. Sun Media then used the proceeds to redeem $555.0 million of its 2007, 2008 and 2020 convertible obligations.
     The following tables summarize Sun Media’s issuance and redemption of convertible obligations to Quebecor Media, and investments in Quebecor Media Preferred Shares:

	Convertible Obligation Issue
Issue or Redemption date	2007	2008	2020	2021	Total
			(in millions)
July 9, 2001	$1,600.0	$—	$—	$—	$1,600.0
Balance — December 31, 2001	1,600.0	—	—	—	1,600.0
November 28, 2002	—	350.0	—	—	350.0
Balance — December 31, 2002	1,600.0	350.0	—	—	1,950.0
July 31, 2003	(360.0)	—	—	—	(360.0)
Balance — December 31, 2003	1,240.0	350.0	—	—	1,590.0
January 14, 2004	(450.0)	—	—	—	(450.0)
Balance — December 31, 2004	790.0	350.0	—	—	1,140.0
January 14, 2005	(150.0)	—	255.0	—	105.0
Balance — December 31, 2005	640.0	350.0	255.0	—	1,245.0
June 12, 2006	(255.0)	—	—	120.0	(135.0)
December 28, 2006	(385.0)	(115.0)	(55.0)	—	(555.0)
Balance — December 31, 2006	$—	$235.0	$200.0	$120.0	$555.0

	Quebecor Media Preferred Shares
Issue or Redemption date	12.5% Series A	10.85% Series F	Total
		(in millions)
July 9, 2001	$1,600.0	$—	$1,600.0
Balance — December 31, 2001	1,600.0	—	1,600.0
November 28, 2002	350.0	—	350.0
Balance — December 31, 2002	1,950.0	—	1,950.0
July 31, 2003	(360.0)	—	(360.0)
Balance — December 31, 2003	1,590.0	—	1,590.0
January 14, 2004	(450.0)	—	(450.0)
Balance — December 31, 2004	1,140.0	—	1,140.0
January 14, 2005	(150.0)	255.0	105.0
Balance — December 31, 2005	990.0	255.0	1,245.0
June 12, 2006	(255.0)	120.0	(135.0)
December 28, 2006	(500.0)	(55.0)	(555.0)
Balance — December 31, 2006	$235.0	$320.0	$555.0
See also Note 6 to our audited consolidated financial statements included in “Item 17. Financial Statements” of this annual report.

     In December 2006, Sun Media redeemed $2.9 million of its convertible obligation to SUN TV, and then sold $2.9 million of its Class A Preferred Shares of SUN TV. As at December 31, 2006, Sun Media had an investment balance and a principle convertible obligation balance of $34.4 million with SUN TV.
     As at December 31, 2006, Sun Media’s total investment in the Quebecor Media and SUN TV Preferred Shares was $589.4 million, with dividend income receivable of $30.0 million. During the year ended December 31, 2006, Sun Media made cash interest payments of $175.9 million (2005 — $142.7 million) on the convertible obligations to Quebecor Media and $3.9 million (2005 — $1.7 million) on the convertible obligations to SUN TV. During the same period, Sun Media received cash dividends of $181.1 million (2005 — $146.9 million) from its investment in the Quebecor Media Preferred Shares, and $4.0 million (2005 — $1.9 million) from its SUN TV Preferred Shares.
     Business and publication acquisitions. In the year ended December 31, 2006, Sun Media acquired three community newspaper operations for total cash consideration of $1.5 million, including acquisition costs. See also Note 2 to our audited consolidated financial statements included in “Item 17. Financial Statements” of this annual report.
     Payment of dividends or distributions. In the year ended December 31, 2006, Sun Media paid dividends of $95.5 million, or $75.73 per common share on our 1,261,001 outstanding common shares, to its shareholder. In 2005, Sun Media paid dividends of $169.7 million, or $134.54 per common share, to its shareholder. Sun Media’s Board of Directors has not determined what level of dividends or other distributions, if any, Sun Media will, to the extent permitted by the terms of its indebtedness and applicable law, pay to its shareholder in 2007.
Sources of Liquidity and Capital Resources
     Sun Media’s primary sources of liquidity and capital resources are:
•	Funds from operations;

•	Debt from capital markets borrowings and bank financing; and

•	Financing from related party transactions.
     Funds from operations. In 2006, cash provided by operating activities decreased to $144.8 million or by $36.6 million from $181.4 million in 2005. Cash provided by operating activities before charges in non-cash working capital decreased to $161.0 million, or by $23.6 million, from $184.6 million in 2005, primarily due to a decrease in Adjusted EBITDA of $13.0 million and higher interest expense. The change in non-cash operating working capital in 2006 was negative $16.2 million compared to negative $3.2 million in the prior year. The decline in non-cash working capital was due to the timing of newsprint and other operating expense payments which reduced Sun Media’s accrued liabilities in 2006 compared to the prior year. This was partly offset by the improved collections of accounts receivable in 2006 compared to 2005.
     Debt from capital market borrowings and bank financing. A principal source of cash for Sun Media is its Credit Facilities and Senior Notes. Sun Media’s Credit Facilities as amended on January 17, 2006, are comprised of (i) a revolving credit facility amount to $75.0 million, maturing February 7, 2008, a Term Loan B credit facility amounting to US$230.0 million maturing February 7, 2009, and Term Loan C credit facility amounting to $40.0 million maturing February 7, 2009. The Credit Facilities are collateralized by liens on all of the property and assets of Sun Media and its operating subsidiaries owned or acquired thereafter. The Credit Facilities contain covenants that restrict the declaration and payment of dividends and certain other distributions, as well as certain financial ratios. Any amount borrowed under the revolving credit facility bears interest at Canadian bankers’ acceptance and/or Canadian prime rate plus an applicable margin determined by financial ratios. Advances under the Term Loan B credit facility bear interest at LIBOR plus a margin of 1.75% per annum, or at U.S. prime rate plus a margin of 0.75% per annum. Advances under the Term Loan C credit facility bear interest at bankers’ acceptance plus a margin of 1.50% per annum, or at Canadian prime rate plus a margin of 0.50% per annum. Sun Media has fully hedged the foreign currency risk associated with the Term Loan B credit facility by using cross-currency interest rate swaps under which all payments were set in Canadian dollars. In 2006, no amounts were drawn on the revolving credit facility.
     The Senior Notes were issued in 2003 at discount for net proceeds of US$201.5 million, before issuance fees of US$4.1 million. These notes bear interest at a rate of 7.625% and mature on February 15, 2013. The Senior Notes contain certain restrictions applicable to Sun Media, including limitations on its ability to incur additional indebtedness. The Senior Notes are unsecured and are guaranteed by certain subsidiaries of Sun Media. Sun Media has fully hedged the foreign currency risk associated with the Senior Notes by using cross-currency interest rate swaps and a foreign exchange forward contract, under which all payments were set in Canadian dollars. The notes are redeemable, in whole or in part, at any time on or after February 15, 2008, at specified redemption prices.
     Sun Media has always operated within its financial ratios and expects to continue to do so in 2007.
     Financing from related party transactions. Sun Media has entered into certain tax loss consolidation transactions with its parent company, Quebecor Media and a related company, SUN TV. These transactions involve the purchase and/or sale of preferred shares and the issuance or redemption of convertible obligations, as further described under “Liquidity and capital resource requirements — Purchase and/or sale of Preferred Shares of Quebecor Media and SUN TV and convertible obligations issued to and/or redeemed from Quebecor Media and SUN TV”.
     Cash management and financial position
     Management expects that in 2007 its principal needs for cash relating to Sun Media’s existing operations will be to fund operating activities and working capital, capital expenditures, debt repayment, debt service and, if any, distributions to shareholders as determined by the Board of Directors. We believe that cash flow from operations and the available sources of financing described above will be sufficient to cover our cash requirements. Sun Media also intends to continue investigating potential business acquisitions that would complement existing operations.
     As at December 31, 2006, Sun Media had cash and cash equivalents of $3.9 million ($22.8 million at December 31, 2005) and total long-term debt, including the current portion, was $486.7 million. This represents an increase in long-term debt of $20.4 million from the December 31, 2005 balance of $466.3 million, resulting from the new Term Loan C credit facility of $40.0 million, offset by the partial repayment of US$15.0 million of its Term Loan B credit facility and fluctuations in the U.S. exchange rate.
     Financial instruments
     On February 7, 2003, Sun Media entered into forward contracts to hedge foreign exchange fluctuations related to the principal amount of the Senior Notes maturing in February 2013. These contracts have the effect of converting the principal repayment on maturity of the Senior Notes from US$205.0 million to Cdn$312.2 million. Sun Media also entered into fixed and floating cross currency interest rate swaps to hedge foreign exchange fluctuations related to (i) the interest on the Senior Notes and (ii) the principal and interest on the portion of the credit facility denominated in U.S. dollars. The effect of these agreements is to convert Sun Media’s obligation to service interest and principal payments on the debt from U.S. dollars to Canadian dollars.
     Furthermore, Sun Media may use financial instruments to manage interest rate and foreign exchange exposure on material purchases in foreign currency, such as capital equipment. Sun Media does not use financial instruments for trading or speculative purposes.
     In the second quarter of 2004 Sun Media discontinued hedge accounting for one of its financial instruments used to hedge foreign exchange fluctuations on a portion of the principal and interest of Sun

Media’s Senior Notes, as it was no longer considered an effective hedge under CICA Accounting Guideline AcG-13, Hedging Relationships. Despite Sun Media’s discontinuation of hedge accounting for that financial instrument and the associated debt, Sun Media believes that all of its financial instruments continue to adequately serve their original intended purpose of managing Sun Media’s exposure to fluctuations in foreign currency exchange rates.
Off-Balance Sheet Arrangements
     Guarantee and indemnity agreements
     Sun Media has entered into guarantee agreements with third parties that may result in an obligation to Sun Media, depending on certain events that would trigger the liability. These guarantees are described below:
     Operating leases. Sun Media has guaranteed a portion of the residual values of certain leased assets under operating leases that expire between 2007 and 2011. If the fair value of an asset at the end of its lease term is less than the expected fair value as estimated at the inception of the lease, then Sun Media must, under certain conditions, compensate the lessor for a portion of the shortfall. As at December 31, 2006, the maximum aggregate exposure to Sun Media in respect of these guarantees was $2.1 million. Sun Media has not recorded a liability associated with these guarantees, as it is unable to estimate potential payments under such guarantees. Historically, payments of this nature have not been significant.
     Business and asset disposals. In connection with certain dispositions of businesses and/or assets, Sun Media may provide customary representations and warranties whose terms range in duration and may not be explicitly defined. In addition to possible indemnification relating to failure to perform covenants and breach of representations and warranties, Sun Media may agree to indemnify against claims from Sun Media’s past conduct of the business. Sun Media is unable to estimate an aggregate exposure in respect of these indemnity provisions because the provisions may not limit Sun Media’s potential liability if a triggering event were to occur. Accordingly, amounts are generally not accrued in the consolidated financial statements with respect to these indemnification agreements unless it is probable that Sun Media will make payments pertaining to these guarantees.
     Senior Notes. Under the terms of its Senior Notes, Sun Media has agreed to indemnify its lenders for the amount of changes in withholding tax laws which would reduce the amount of proceeds receivable by the noteholder per the terms of the Senior Notes. These indemnifications extend for the term of the Senior Notes and do not provide any limit on the maximum potential liability. Any amounts payable under the indemnity would increase the future effective cost of borrowing. Due to the nature of the indemnification agreement, Sun Media is unable to estimate the maximum potential liability it could be required to pay to noteholders. Accordingly, no amount has been accrued in the consolidated financial statements with respect to the agreement.
     Other indemnities. In the normal course of its operations, Sun Media provides indemnification agreements to counterparties in transactions such as purchase contracts, service agreements, leasing transactions and licensing agreements. These indemnification agreements require Sun Media to compensate the counterparties for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. Sun Media also provides indemnification agreements to its directors and officers as a result of litigation claims. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents Sun Media from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. Historically, Sun Media has not made any significant payments under such indemnification.
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
Critical Accounting Policies and Estimates
     Use of estimates
     The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of pension and other post-retirement benefits, key economic assumptions used in determining the allowance for doubtful accounts, restructuring accruals, the useful life of assets for amortization and evaluation of expected future undiscounted cash flows to be generated by assets, the determination of fair value of assets acquired and liabilities assumed in business combinations, implied fair value of goodwill, provisions for income taxes, and determination of future income tax assets, liabilities, the determination of the fair value of financial instruments and the determination of the fair value of stock-based compensation. Actual results could differ from these estimates.
     Revenue recognition
     As a general principle, Sun Media recognizes its operating revenues when the following criteria are met:
•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred or services have been rendered;

•	The seller’s price to the buyer is fixed or determinable, and

•	The collection of the sale is reasonably assured.
     Circulation and advertising revenue from publishing activities is recognized in income when the publication is delivered. Prepaid subscription revenue is recorded under deferred revenue and taken into income pro-rata over the term of the subscription. Revenue from the distribution of publications and products is recognized upon delivery, net of provisions for estimated returns, based on Sun Media’s historical rate of return. Revenue from commercial printing contracts is recognized once the service is rendered.
     Sun Media evaluates its allowance for uncollectible trade accounts receivable based on customers’ credit history and payment trends.
     Long-lived assets and Goodwill
     Sun Media reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset or group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Measurement of an impairment loss is based on the amount by which the group of assets carrying amount exceeds its fair value. Fair value is determined using quoted market prices, when available or using accepted valuation techniques such as the discounted future cash flows method.
     Sun Media tests its goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not required. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statement of income.
     In management’s determination of the recoverability of long-lived assets, intangible assets and goodwill, estimates used in preparing the undiscounted cash flows and determining the fair values of reporting units are based on quoted prices, industry trends and existing competitive factors believed to be reasonable under the circumstances. Actual results may differ from these estimates due to changes in assumptions or conditions, potentially resulting in an impairment of the value and life of long-lived assets.
     Employee future benefits
     Pension Plans. Sun Media offers defined benefit pension plans and defined contribution pension plans to various employee groups. Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Pension plan expense is charged to operations and includes:
•	Cost of pension plan benefits provided in exchange for employee services rendered during the year;

•	Amortization of prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans; and

•	Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets at the beginning of the year over the expected average remaining service period of the active employee group covered by the plans.
     Actuarial gains and losses arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation.
     Weighted average assumptions for the pension benefit plans in 2006 included a discount rate of 5% (2005 — 5%) on Sun Media’s benefit obligation and 5% (2005 — 6%) on Sun Media’s current pension expense, an expected return on plan assets of 7.25% (2005 — 7.5%) and compensation increases of 3.5% (2005 — 3.5%). The expected average remaining service period of the active employee group covered by the plans is between 10 and 19 years. Sun Media uses the fair value at year-end to evaluate plan assets for the purpose of calculating the expected return on plan assets.
     Post-retirement benefits. Sun Media offers health care plans to various retired employee groups. The costs of these benefits are accounted for during the employee’s active service period. Sun Media funds these benefits as they become due. Sun Media amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year over the expected average remaining service life of the active employee group covered by the plans.
     Weighted average assumptions for other benefit plans in 2006 included a discount rate of 5% (2005 — 5%) on Sun Media’s benefit obligation, and 5% (2005 — 6%) on the current pension expense, and a compensation increase of 3.5% (2005 — 3.5%). The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 8.6%. This rate was assumed to decrease gradually to 5% over nine years and remain at that level thereafter. An increase of 1% in the assumed health care cost trend would increase the current annual service and interest costs by $0.5 million and benefit obligations by $5.6 million. A decrease of 1% in the assumed health care cost trend would decrease the current annual service and interest costs by $0.4 million and benefit obligations by $4.3 million.

     Derivative financial instruments
     Sun Media uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. Sun Media does not hold or use any derivative instruments for trading purposes.
     Sun Media documents all relationships between derivatives and hedged items, as well as its strategy for using hedges and its risk-management objective. Sun Media assesses the effectiveness of derivatives at the inception of the hedge and on a quarterly basis.
     Sun Media enters into cross currency and interest rate swap agreements to hedge its foreign currency denominated long-term debt. For derivatives that are determined to be effective, foreign exchange translation gains and losses on the hedged debt are deferred and recorded in other current or non-current assets or liabilities. Premiums or discounts for these swap agreements are amortized, using the effective interest rate method, as an adjustment to financial expenses over the term of the agreement.
     Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recorded in financial expenses.
     Derivative instruments that are ineffective or that are not designated as a hedge are reported on a mark-to-market basis in the consolidated financial statements. Any change in the fair value of these derivative instruments is recorded in financial expenses.
     Deferred assets or liabilities relating to hedges that have become ineffective are amortized, using the effective interest rate method, over the term of the related financial instrument.
     Income taxes
     Management uses judgment and estimates in determining the appropriate rates and amount to record for future taxes, giving consideration to timing and probability. This would include estimating the timing of reversals in differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The recording of future tax assets also requires an assessment of recoverability. A valuation allowance is recorded when Sun Media does not believe, based on all available evidence, that it is more likely than not that all of the future tax assets recognized will be realized prior to their expiration. This assessment includes a projection of future year earnings based on historical results and changes in operations.
Canadian and United States Accounting Policy Differences
     Sun Media prepares its financial statements in accordance with Canadian GAAP, which differs in certain respects from GAAP in the United States. The areas of material differences and their impact on the financial statements are described in Note 19 to our audited consolidated financial statements included in “Item 17. Financial Statements” of this annual report.
Recent Canadian GAAP Accounting Pronouncements
     Recent accounting developments in Canada
     In 2005, CICA published Handbook Section 3855, Financial Instruments — Recognition and Measurement (CICA 3855), Handbook Section 3865, Hedges (CICA 3865), and Handbook Section 1530, Comprehensive Income (CICA 1530).

     CICA 3855 sets forth standards governing when and in what amount a financial instrument is to be recorded on the balance sheet. Financial instruments are to be recognized at fair value in some cases, at cost-based value in others. The section also provides standards for reporting gains and losses on financial instruments.
     CICA 3865 is an optional application that allows entities to apply treatments other than those provided under CICA 3855 to eligible operations they choose to designate, for accounting purposes, as being part of a hedging relationship. It expands on the guidance in AcG-13, Hedging Relationships, and CICA 1650, Foreign Currency Translation, specifying the application of hedge accounting and the information that is to be reported by the entity.
     CICA 1530 sets forth a new requirement that certain gains and losses be temporarily accumulated outside net income and recognized in other comprehensive income.
     New standards in CICA 3855, 3865 and 1530 became effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Sun Media is currently assessing the impact that these new standards will have on its consolidated financial statements prepared in accordance with Canadian GAAP. Sun Media believes, however, that the impact of these new standards for Sun Media will be similar to those currently used for U.S. GAAP purposes.
Recent United States GAAP Accounting Pronouncements
     Recent accounting developments in the United States
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS158). Effective for fiscal years ended after December 15, 2006, FAS158 requires the recognition in the consolidated balance sheet of the over or under funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss. The recognition and disclosure provisions of FAS158 are effective prospectively for fiscal years ended after December 15, 2006. The adoption of FAS158 did not have an impact on Sun Media’s consolidated statement of income.
     In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB108), Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements. SAB108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB108 did not have an impact on Sun Media’s consolidated statements of income.
     In June, 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN48) — an interpretation of FASB Statement No. 109. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes and prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN48 is effective for fiscal years beginning after December 15, 2006. Sun Media is currently assessing the potential impact that adoption of FIN48 will have on its consolidated financial statements.

Item 6. Directors, Senior Management and Employees
Directors and Senior Management
     The following table presents information concerning our directors and executive officers as of March 1, 2007:

Name and Municipality of Residence	Age	Position
Serge Gouin	63	Director and Chairman of the Board
Outremont, Quebec
Pierre Francoeur	54	Director and President and Chief Executive Officer
Ste-Adele, Quebec
Jean La Couture(1)	60	Director and Chairman of the Audit Committee
Montreal, Quebec
André Delisle(1)	60	Director
Montreal, Quebec
A. Michel Lavigne(1)	56	Director
Brossard, Quebec
Pierre Karl Péladeau	45	Director
Montreal, Quebec
Kin-Man Lee	43	Executive Vice President, Publisher and Chief
Richmond Hill, Ontario		Executive Officer, The Toronto Sun
J. Craig Martin	51	Executive Vice President, Western Canada and Central
Sherwood Park, Alberta		Operations
Michel Slight	51	Executive Vice President, Finance
Kirkland, Quebec
Robert Attala	51	Senior Vice President, Advertising Sales
Blainville, Quebec
Steve Angelevski	45	Vice President, Corporate Distribution
Markham, Ontario
Serge Gosselin	53	Vice President, Corporate Editorial
Longueuil, Quebec
Robert Harris	54	Vice President, New Business Development and Publisher
Oakville, Ontario		of 24 Hours Toronto
Christopher R. Krygiel	48	Vice President, Human Resources
Mississauga, Ontario
Roger Martel	58	Vice President, Internal Audit
Repentigny, Quebec
André Maynard	49	Vice President
Montreal, Quebec
Louis Morin	49	Vice President
Kirkland, Quebec
Nancy Rendle	37	Vice President, Corporate Controller
Toronto, Ontario

Name and Municipality of Residence	Age	Position
Nolin Richard	47	Vice President, Corporate Production and Procurement
Lorraine, Quebec
Louis St-Arnaud	60	Vice President, Legal Affairs
Mont St-Hilaire, Quebec
Rick Gibbons	53	Publisher and Chief Executive Officer, The Ottawa Sun
Kanata, Ontario		and 24 Hours Ottawa
Ed Huculak	57	Publisher and Chief Executive Officer, The Winnipeg Sun
East St. Paul, Manitoba
Guy Huntingford	50	Publisher and Chief Executive Officer, The Calgary Sun
Calgary, Alberta
Susan Muszak	44	Publisher and Chief Executive Officer, The London Free
London, Ontario		Press
Gordon D. Norrie	48	Publisher and Chief Executive Officer, The Edmonton Sun
Sherwood Park, Alberta
Lyne Robitaille	44	Publisher and President, Le Journal de Montréal
Laval, Quebec
Jean-François Pruneau	36	Treasurer
Repentigny, Quebec
Claudine Tremblay	53	Corporate Secretary
Nun’s Island, Quebec
Christian Marcoux	32	Assistant Corporate Secretary
Laval, Quebec
Bernard Pageau	54	Assistant Corporate Secretary
Laval, Quebec

(1)	Member of our Audit Committee.
     Serge Gouin, Director and Chairman of the Board of Directors. Mr. Gouin has been a Director and Chairman of the Board of Directors of Sun Media Corporation since May 2004. Mr. Gouin has also been a Director of Quebecor Media Inc. since May 2001, and he re-assumed the position of Chairman of the Board of Directors in May 2005, having also held that position from January 2003 to March 2004. Mr. Gouin served as President and Chief Executive Officer of Quebecor Media Inc. from March 2004 until May 2005. Mr. Gouin also has served as Director and Chairman of the Board of Directors of Videotron Ltd. since July 2001. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from 1998 to 2003. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Groupe Videotron. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of TVA Group Inc. Mr. Gouin is also a member of the Board of Directors of Cott Corporation, Onex Corporation and of TVA Group Inc.
     Pierre Francoeur, Director and President and Chief Executive Officer. Mr. Francoeur has served as President and Chief Executive Officer of Sun Media Corporation since May 2001, and as a Director of Sun Media Corporation since June 2001. In March 2005, he was appointed President and Chief Operating Officer of Quebecor Media Inc. From 1995 to March 2005, Mr. Francoeur served as Publisher and Chief Executive Officer of Le Journal de Montréal newspaper. From June 2000 to May 2001, Mr. Francoeur served as Executive Vice President and Chief Operating Officer of Sun Media Corporation. Mr. Francoeur first joined Le Journal de Montréal in 1979. In 1983, Mr. Francoeur left Le Journal de Montréal to found L’Hebdo de Laval, a weekly newspaper. In 1994, he returned to Le Journal de Montréal as Editor-in-Chief, and was appointed Publisher the following year. In April 1998, Mr. Francoeur was appointed Vice President, Dailies Division of Quebecor Communications Inc., and became President of the Dailies Division later that same year. Mr. Francoeur is a member of the Board of The Canadian Press.
     Jean La Couture, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has served as a Director and Chairman of the Audit Committee of Sun Media Corporation since June 2003. He has been a Director and the Chairman of the Audit Committee of each of Quebecor Media Inc. and Videotron Ltd. since May 2003 and October 2003, respectively. Mr. La Couture, a Fellow Chartered Accountant, is President of Huis Clos Ltée, a management and mediation firm. He has also been President of the Regroupement des assureurs de personnes à charte du Québec (RACQ) since August 1995. From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. Mr. La Couture also serves as Director of several corporations, including Quebecor Inc., Groupe Pomerleau (a Quebec-based construction company), Tecsult Inc. and Immunotec Inc. He is Chairman of the Board of Innergex Power Trust, Americ Disc Inc. and Maestro (a real estate capital fund).
     André Delisle, Director and member of the Audit Committee. Mr. Delisle has served as a Director of Sun Media Corporation and a member of its Audit Committee since October 2005. Since that date, Mr. Delisle has also served as a Director and a member of the Audit Committee of Quebecor Media Inc. and Videotron Ltd. From August 2000 until July 2003, Mr. Delisle acted as Assistant General Manager and Treasurer of the City of Montreal. He previously acted as internal consultant for the Caisse de dépôt et placement du Québec from February 1998 until August 2000. From 1982 through 1997, he worked for Hydro-Quebec and the Quebec Department of Finance, mainly in the capacity of either Chief Financial Officer (Hydro-Quebec) or Assistant Deputy Minister (Department of Finance). Mr. Delisle is a member of the Institute of Corporate Directors, a member of the Association of Quebec Economists and a member of the Barreau du Québec.
     A. Michel Lavigne, FCA, Director and member of the Audit Committee. Mr. Lavigne has served as a Director of Sun Media Corporation and a member of its Audit Committee since June 2005. Since that date, Mr. Lavigne has also served as a Director and a member of the Audit Committee and the Compensation Committee of Quebecor Media Inc., and as a Director and a member of the Audit Committee of Videotron Ltd. and of TVA Group Inc. Mr. Lavigne is a Director and member of the Audit Committee of Nurun Inc. since May 2006.Mr. Lavigne is also a Director of the Caisse de dépôt et placement du Québec and Nstein Technologies Inc., as well as the Chairman of the Board of each of Primary Energy Recycling Corporation and Teraxion Inc. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montreal, Quebec, Chairman of the Board of Grant Thornton Canada and was a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Accountant of the Ordre des comptables agréés du Québec and a member of the Canadian Institute of Chartered Accountants since 1973.
     Pierre Karl Péladeau, Director. Mr. Péladeau has served as a Director of Sun Media Corporation since February 1999. Mr. Péladeau is also President and Chief Executive Officer of Quebecor Inc. Mr. Péladeau joined Quebecor’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions in the Quebecor group of companies. In 1994, Mr. Péladeau helped establish Quebecor Printing Europe and, as its President, oversaw its growth in France, the United Kingdom, Spain and Germany to become one of Europe’s largest printers by 1997. In 1997, Mr. Péladeau became Executive Vice President and Chief Operating Officer of Quebecor Printing Inc. (which has since become Quebecor World Inc.). In 1999, Mr. Péladeau became President and Chief Executive Officer of Quebecor Inc. Mr. Péladeau was the President and Chief Executive Officer of Videotron Ltd. from July 2001 until June 2003, and was the President and Chief Executive Officer of Quebecor Media Inc. from August 2000 to March 2004. Mr. Péladeau was named Vice Chairman of the Board of Directors and Chief Executive Officer of Quebecor Media Inc. on May 11, 2006. From March 12, 2004 to May 11, 2006, he also served as President and Chief Executive Officer of Quebecor World Inc. Mr. Péladeau sits on the board of numerous Quebecor group companies and is active in many charitable and cultural organizations.

     Kin-Man Lee, Executive Vice President, Publisher and Chief Executive Officer, The Toronto Sun. Mr. Lee was appointed to his current position in March 2006. Mr. Lee began his career with The Toronto Sun Publishing Corporation in August 1989 as the Assistant Corporate Controller. In 1993, he transferred to Bowes Publishers Ltd., one of our wholly owned subsidiaries. During his tenure at Bowes, Mr. Lee was appointed Corporate Controller in 1993, Director of Finance in 1998, Vice President, Finance in 2000 and Vice President, Finance and Administration in 2001. In October 2001, Mr. Lee returned to Sun Media where he was appointed Vice President, Corporate Controller in October 2001 and Vice President and Chief Financial Officer in January 2005, a position he held until March 2006.
     J. Craig Martin, FCA, Executive Vice President, Western Canada and Central Operations. Mr. Martin became Publisher and Chief Executive Officer of The Edmonton Sun in 1994. In 1999, Mr. Martin was appointed our Vice President, Western Group, and in 2003, he was appointed Vice President, Western Operations. Mr. Martin joined The Toronto Sun Publishing Corporation in January 1984 as the Controller of The Calgary Sun. He became General Manager of The Calgary Sun in 1988, and served as its Associate Publisher from 1992 to 1994.
     Michel Slight, Executive Vice President, Finance. Mr. Slight was appointed Executive Vice President, Finance of Sun Media Corporation in July 2006. From 1988 to 2005, Mr. Slight held various positions at Uniboard Canada Inc., a leading North American provider of engineered and value-added wood products and laminated flooring including Finance Manager, Vice President Administration, Vice President Finance and Vice President Development and Strategic Planning. Before joining Uniboard, Mr. Slight worked at PriceWaterhouseCoopers and Samson Bélair/Deloitte & Touche s.e.n.c.r.l. and was Controller and Finance Director for a number of wood companies. He is a member of the Ordre des comptables agréés du Québec.
     Robert Attala, Senior Vice President, Advertising Sales. Mr. Attala joined Sun Media Corporation in April 2006 as Director Special Projects and has served as Senior Vice President Advertising Sales since February 2007. Mr. Attala was a consultant for Torstar inc. from December 2005 to April 2006, prior to which he was Senior Vice President of Sales and Marketing at Transat Tours Canada for most of 2005. Mr. Attala was employed by The Gazette newspaper in Montreal from 1996 to 2004 where his primary responsibilities were that of Vice President of Advertising Sales, and Vice President of Circulation and Marketing. He became Publisher of the National Post in 2004, also owned by CanWest Global Corporation. Mr. Attala was Vice President of Sales and Marketing for Royal Trust Company between 1988 and 1996, and occupied more junior management positions from 1977 to 1988 while employed by Steinberg, once the leading supermarket retailer in Quebec.
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
     Robert Harris, Vice President, New Business Development and Publisher of 24 hours Toronto. Mr. Harris joined Sun Media Corporation as Vice President, New Business Development in August 2003. Prior to joining Sun Media Corporation, Mr. Harris worked for Torstar for four years, rising to Publisher and Group General Manager. Prior to that, Mr. Harris held various management positions with the Globe and Mail for over five years.
     Christopher R. Krygiel, Vice President, Human Resources. Mr. Krygiel was appointed to the position of Vice President, Human Resources in 2001. He joined Sun Media Corporation in July 1998 as Corporate

Director of Human Resources. Prior to that time, Mr. Krygiel worked with Beaver Lumber Company for eleven years in various capacities, ultimately serving as Director of Human Resources.
     Roger Martel, Vice President Internal Audit. Mr. Martel has served as Vice President, Internal Audit of Sun Media Corporation since February 2004. He acts in the same capacity for Quebecor Inc., Videotron Ltd and Quebecor World Inc. From February 2001 until February 2004, he was Principal Director, Internal Audit of Quebecor Media. Prior to that, he was an Internal Auditor of Le Groupe Videotron Ltée.
     André Maynard, Vice President. Mr. Maynard was appointed Vice President in October 2006. Since 1988, Mr. Maynard held a number of senior positions with Quebecor Media and its subsidiaries. For the last two years, he was Vice President, Strategic Development and Corporate Affairs, Leisure and Entertainment Segment. Mr. Maynard is a Chartered Accountant and holds a MBA, in Finances from l’École des Hautes Études Commerciales.
     Louis Morin, Vice President. Mr. Morin became Vice President and Chief Financial Officer of Quebecor Media Inc. in January 2007. From December 2003 until January 2006, he served as Chief Financial Officer of Bombardier Recreational Products Inc. Prior to that Mr. Morin was Senior Vice President and Chief Financial Officer of Bombardier Inc. from April 1999 until February 2003 where he worked since 1982. Mr. Morin holds a Master’s degree as well as a Bachelor’s degree in Business Administration from the University of Montreal and is a Chartered Accountant.
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
     Nolin Richard, Vice President, Corporate Production and Procurement. Mr. Richard was appointed Vice President, Corporate Production in 2001 and, in February 2006, was appointed to the position of Vice President, Corporate Production and Procurement. Mr. Richard began his career with Quebecor in 1987 as a Plant Engineer in Lasalle, Quebec and was promoted to Plant Manager in 1989. In 1990, he joined Le Journal de Québec as Production Manager, and was promoted to Vice President of Production and Information Services in 1998. In 1999, he became Vice President, Operations of The Toronto Sun and was promoted to Vice President of Corporate Production in 2001. In September 2004, he was appointed Vice President Operations, Eastern Canada, a position that he held until February 2006.
     Louis St-Arnaud, Vice President, Legal Affairs. Mr. St-Arnaud has served as Vice President, Legal Affairs and Secretary of Sun Media Corporation since 1999. Mr. St-Arnaud is also the Senior Vice President, Legal Affairs and Corporate Secretary of Quebecor Inc., Quebecor World Inc. and Quebecor Media Inc. Mr. St-Arnaud has worked in the Quebecor group of companies, at his current position and in others, for the past nineteen years. Mr. St-Arnaud has been a member of the Barreau du Quebec since 1971.
     Rick Gibbons, Publisher and Chief Executive Officer, The Ottawa Sun and 24 hours Ottawa. Mr. Gibbons was appointed Publisher and Chief Executive Officer of The Ottawa Sun in April 2004. Previously, he was Editor-in-Chief of The Ottawa Sun, a position he held for three years. He has held numerous other editorial positions within the business, including Op-Ed Editor and Business Editor. Prior to joining The Ottawa Sun, he was foreign correspondent for Broadcast News Ltd., based in London, England.
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
     Guy Huntingford, Publisher and Chief Executive Officer, The Calgary Sun and Senior Group Publisher, Southern Alberta. Mr. Huntingford was appointed Publisher & Chief Executive Officer, The Calgary Sun in January 2000. He was appointed Senior Group Publisher, Southern Alberta in September of 2002. Mr. Huntingford began his career with Sun Media Corporation in September of 1981 when he joined The Toronto Sun as a Systems Analyst. He held a number of Information Technology positions and was appointed Corporate Director of Information Technology in 1988. In 1995, Mr. Huntingford became the Executive Assistant to the President & Chief Executive Officer, a job he held for 18 months when he was then appointed Vice President, Operations, The Toronto Sun. Mr. Huntingford held this title until he was appointed to his current position.
     Susan Muszak, Publisher and Chief Executive Officer, The London Free Press. Ms. Muszak was appointed to her position in May 2001. She began her career with The London Free Press in 1995 as Advertising Director. In 1998 she was appointed to the position of General Manager. Prior to joining The London Free Press, Ms. Muszak worked for Southam Newspaper Group for 16 years in several management positions, rising to Advertising Director for The Hamilton Spectator. Ms. Muszak serves on the Board of Directors for St-Joseph’s Health Center.
     Gordon D. Norrie, Publisher and Chief Executive Officer, The Edmonton Sun. Mr. Norrie was appointed to the position of Publisher and Chief Executive Officer, The Edmonton Sun in 2003. Mr. Norrie joined The Calgary Sun in 1985 in the sales department and by 1996 was promoted to General Manager of The Calgary Sun. In 1999, Mr. Norrie was appointed Publisher and Chief Executive Officer of The Winnipeg Sun until 2003.
     Lyne Robitaille, Publisher and President, Le Journal de Montréal. Ms. Robitaille was appointed Publisher and President of Le Journal de Montréal in March 2005. She previously worked at Ernst & Whinney as an Auditor before joining Quebecor in 1988 as Controller for the community weeklies division. She was appointed Corporate Controller of Quebecor Communications in 1993 and Vice President, Finance of Le Journal de Montréal in 1996. In 2000, she was appointed Director of Operations of Le Journal de Montréal in addition to her duties as Vice President, Finance. Ms. Robitaille is a member of the Ordre des Comptables agréés du Québec.
     Jean-François Pruneau, Treasurer. Mr. Pruneau has served as Treasurer of Sun Media Corporation since October 31, 2005. In addition, Mr. Pruneau has also served as Treasurer of Quebecor Media Inc. and Videotron Ltd. since the same date. Mr. Pruneau was appointed as Treasurer of Quebecor Inc. in February 2007. He also serves as Treasurer of various subsidiaries of Quebecor Media Inc. Before being appointed Treasurer of Quebecor Media Inc., Mr. Pruneau successively served as Director, Finance and Assistant Treasurer — Corporate Finance of Quebecor Media Inc. Before joining Quebecor Media Inc. in May 2001, Mr. Pruneau was Associate Director of BCE Media from 1999 to 2001. From 1997 to 1999, he served as Corporate Finance Officer at Canadian National Railway. He has been a member of the CFA Institute, formerly the Association for Investment Management and Research, since 2000.
     Claudine Tremblay, Corporate Secretary. Ms. Tremblay has been Corporate Secretary of Sun Media Corporation since September 30, 2001 and is also currently Senior Director, Corporate Secretariat of Quebecor Inc. and Quebecor Media Inc. Ms. Tremblay has been Assistant Secretary of Quebecor Media Inc. since its inception and Secretary of its Audit Committee and Compensation Committee. She has been Assistant Secretary of Quebecor Inc. since August 1987. Since December 2004, Ms. Tremblay serves as Corporate Secretary of TVA Group Inc. and of Videotron Ltd since November 2006. She also serves as either Secretary or Assistant Secretary of various subsidiaries of Quebecor Inc. Ms. Tremblay was Assistant Secretary and Administrative Assistant at the National Bank of Canada from 1979 to 1987. She has also been a member of the Chambre des Notaires du Quebec since 1977.

     Christian Marcoux, Assistant Corporate Secretary. Mr. Marcoux joined Quebecor Media Inc. in December 2006 as Senior Legal Counsel, Compliance. Since then, he has been acting as Secretary of Nurun Inc. and Assistant Secretary of TVA Group Inc., Sun Media Corporation and Videotron Ltd. From January 2004 to December 2006, Mr. Marcoux was Manager, Listed Issuer Services at Toronto Stock Exchange. Prior to January 2004, Mr. Marcoux was an attorney with BCF LLP, a law firm, for three years.
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
     Audit Committee
     In 2003, we formed an Audit Committee, which is currently composed of three directors, namely Messrs. Jean La Couture, André Delisle and A. Michel Lavigne. Mr. La Couture is the Chairman of our Audit Committee and our Board of Directors has determined that Mr. La Couture is an “audit committee financial expert” as defined under SEC rules. See “Item 16A — Audit Committee Financial Expert”. Our Board of Directors adopted the mandate of our Audit Committee in light of the Sarbanes-Oxley Act of 2002. Our Audit Committee assists our Board of Directors in overseeing our financial controls and reporting. Our Audit Committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.
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
Compensation of Directors and Executive Officers
     Except for our President and Chief Executive Officer, Mr. Pierre Francoeur, all of our directors are also directors of Quebecor Media, and, as such, do not receive any remuneration in their capacity as directors of Sun Media, except for the members of our Audit Committee, who receive attendance fees of $2,000 per meeting, and except for the Chairman of our Audit Committee (currently, Mr. La Couture) who receives an annual fee of $3,500 to act in such capacity. Mr. Francoeur, who is an employee of Sun Media, is not entitled to receive any additional compensation for serving as our director. Our directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our Board of Directors and our Audit Committee. In the aggregate, we paid $27,500 in cash compensation to the members of our Audit Committee, as a group, in annual fees and attendance fees for the year ended December 31, 2006.
     The aggregate amount of compensation paid by Sun Media with respect to the year ended December 31, 2006 to our executive officers, as a group, who are named in the table under “—Directors and Senior Management”, was $4.1 million. Compensation includes salaries, bonuses and profit-sharing payments.
     Quebecor Media’s Stock Option Plan
     Under a stock option plan established by Quebecor Media, 6,185,714 Common Shares of Quebecor Media (representing 5% of all of the outstanding shares of Quebecor Media) were set aside for officers, senior employees and other key employees of Quebecor Media and its subsidiaries, including Sun Media. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of grant of the Common Shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant. Unless authorized by the Quebecor Media Compensation Committee in the context of a change of control, no options may be exercised by an optionee if the shares of Quebecor Media have not been listed on a recognized stock exchange. Should the Common Shares of Quebecor Media have not been so listed on March 1, 2008, optionees may exercise from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30 of each year, starting March 1, 2008, their right to receive an amount in cash equal to the difference between the fair market value, as determined by Quebecor Media’s Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, Common Shares of Quebecor Media. Except under specific circumstances, and unless Quebecor Media’s Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by Quebecor Media’s Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of grant.
     As of December 31, 2006, an aggregate total of 777,620 options to purchase Quebecor Media Common Shares have been granted to employees, directors and officers of Sun Media (excluding employees, directors and officers who, at the date of grant, were employees, directors and officers at multiple Quebecor group companies), at a weighted average exercise price of $18.57 per share, as determined by Quebecor Media’s Compensation Committee in accordance with the terms and conditions of the Quebecor Media stock option plan. Of that number, 342,611 options to purchase Quebecor Media Common Share have been granted to executive officers of Sun Media (excluding executive officers who, at such date, were executive officers at multiple Quebecor Media group companies), at a weighted average exercise price of $20.72 per share.

     During the year ended December 31, 2006, an aggregate total of 100,906 options to purchase Quebecor Media Common Shares were granted to employees, directors and officers of Sun Media (excluding employees, directors and officers at multiple Quebecor Media group companies), at a weighted average exercise price of $30.47 per share, as determined by Quebecor Media’s Compensation Committee in accordance with the terms and conditions of the Quebecor Media stock option plan. Of that number, an aggregate total of 71,208 options to purchase Quebecor Media Common Shares were granted to executive officers of Sun Media (excluding executive officers who, at such date, were executive officers at multiple Quebecor Media group companies) under this plan, at a weighted average exercise price of $30.47 per share.
     Quebecor Inc.’s Stock Option Plan
     Under a stock option plan established by Quebecor, 6,500,000 Quebecor Class B Shares have been set aside for directors, officers, senior employees and other key employees of Quebecor Inc. and its subsidiaries. The exercise price of each option is equal to the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the grant of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. Options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. Holders of options under the Quebecor stock option plan have the choice, when they want to exercise their options, to acquire Quebecor Class B Shares at the corresponding option exercise price or to receive a cash payment from Quebecor equivalent to the difference between the market value of the underlying shares and the exercise price of the option. Quebecor Inc. believes that employees will choose to receive cash payments on the exercise of stock options. The Board of Directors of Quebecor Inc. may, at its discretion, affix different vesting periods at the time of each grant.
     As of December 31, 2006, a total of 15,000 options to purchase Quebecor Class B Shares have been granted to senior executives officers of Sun Media at an exercise price of $27.64. During the financial year ended December 31, 2006, no options to purchase Quebecor Class B Shares were granted to any of Sun Media’s senior executive officers. The closing sale price of the Quebecor Class B Shares on the Toronto Stock Exchange on December 29, 2006 was $35.87 per share.
     Pension Benefits
     Quebecor Media maintains a pension plan for its non-unionized employees and those of its subsidiaries, including Sun Media. The pension plan provides higher pension benefits to eligible executive officers than those provided to other employees. The higher pension benefits under this plan are equal to 2.0% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and from the age of 61 years without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension payable under such pension plan is as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $111,111. An executive officer contributes to the plan an amount equal to 5% of his or her salary up to a maximum of $5,556 in respect of 2007.
     The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Membership
Compensation	10	15	20	25	30
$111,111 or more	$22,222	$33,333	$44,444	$55,556	$66,667

     Supplemental Retirement Benefit Plan for Designated Executives
     In addition to the pension plan in force, Quebecor Media provides supplemental retirement benefits to certain designated executives. As at December 31, 2006, four senior executive officers of Sun Media are participants under this plan, with credited service ranging from 2 years to 19.8 years.
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
     The table below indicates the annual supplemental pension that would be payable at the normal retirement age of 65 years:

	Years of Credited Service
Compensation	10	15	20	25	30
$200,000	$17,778	$26,667	$35,556	$44,445	$53,333
$300,000	$37,778	$56,667	$75,556	$94,445	$113,333
$400,000	$57,778	$86,667	$115,556	$144,445	$173,333
$500,000	$77,778	$116,667	$155,556	$194,445	$233,333
$600,000	$97,778	$146,667	$195,556	$244,445	$293,333
$800,000	$137,778	$206,667	$275,556	$344,445	$413,333
$1,000,000	$177,778	$266,667	$355,556	$444,445	$533,333
     Plan provisions are slightly different for one senior executive officer who was an executive of Sun Media before 1988.
     Liability Insurance
     Quebecor Inc. carries liability insurance for the benefit of its directors and officers and the directors and officers of its direct and indirect subsidiaries, including Sun Media and certain associated companies, against certain liabilities incurred by them in such capacity. These policies are subject to customary deductibles and exceptions. The premiums in respect of this insurance are entirely paid by Quebecor Inc. and then reimbursed in part by Sun Media.
Employees
     As of December 31, 2006, we employed 5,939 employees (comprised of 4,709 full-time employees and 1,230 part-time employees expressed as full-time equivalents). In addition, we employ the services of a number of freelancers from time to time.
     The following table presents the total number of employees of the Company as of December 31, 2004, 2005 and 2006 and provides a breakdown by geographic location. Total employees include full-time and part-time employees expressed as full-time equivalents.

	2004	2005	2006
Ontario	2,400	2,532	2,364
Quebec	1,841	1,942	1,945
Alberta	1,216	1,174	1,193
Manitoba	363	363	356
Saskatchewan	51	50	52
British Columbia	—	14	21
New Brunswick	8	8	8

Total Company employees at period end	5,879	6,083	5,939

     The decrease in the number of employees at December 31, 2006 compared to December 31, 2005 is primarily attributable to various restructuring initiatives, offset by additional staff associated with acquisitions and with new products including 24 Hours in Ottawa and 24 Heures in Ottawa-Gatineau. The increase in the number of employees at December 31, 2005 compared to December 31, 2004 is primarily attributable to additional staff associated with acquisitions and with new products, including Vancouver 24 Hours.
     As of December 31, 2006, approximately one third of our employees are unionized. We are currently a party to 50 collective bargaining agreements. As of February 28, 2007, 15 of our collective bargaining agreements, representing approximately 642 or 31% of our 2,057 unionized employees, have expired. Negotiations regarding these 15 collective bargaining agreements are either in progress or will be undertaken in 2007. Our 35 other collective bargaining agreements, representing approximately 1,415 unionized employees, are scheduled to expire on various dates between October 2007 and June 2010.
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
     Quebecor Media is 54.72% owned by Quebecor Inc. and 45.28% owned by CDP Capital d’Amérique Investissements Inc. Quebecor Inc. is a communications holding company. Its primary assets are its interests in Quebecor Media and Quebecor World, one of the world’s largest commercial printers. CDP Capital d’Amérique Investissements Inc. is a wholly-owned subsidiary of Caisse de dépôt et placement du Québec, Canada’s largest pension fund manager, with approximately $237 billion in assets under management.
Certain Relationships and Related Party Transactions
     The following describes some transactions in which we and our directors, executive officers and affiliates are involved. We believe that each of the transactions described below is on terms no less favorable to us than could have been obtained from unrelated third parties.
     Issuance and redemption of convertible obligations and investment in Quebecor Media and SUN TV
     In July 2001, we issued a $1.6 billion convertible obligation to Quebecor Media, and we used the proceeds to invest in $1.6 billion of the Quebecor Media preferred shares, in a transaction designed for tax planning purposes. In November 2002, we issued a new convertible obligation to Quebecor Media in the amount of $350.0 million, and we used the proceeds to invest in $350.0 million of the Quebecor Media preferred shares. In July 2003, we redeemed $360.0 million and in January 2004 we redeemed another $450.0 million of the convertible obligations, using the proceeds from sales of our Quebecor Media preferred shares.
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
     On June 12, 2006, Sun Media sold $255.0 million of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media, and used the proceeds to redeem $255.0 million of its 2007 convertible obligation issue. In addition, the Company issued a new convertible obligation to Quebecor Media in the amount of $120.0 million (“2021 Convertible Obligation Issue”). This new convertible obligation matures on June 12, 2021, bears interest at 10.5% payable semi-annually and otherwise has terms and conditions substantially similar to existing convertible obligations. The Company used the proceeds from the issuance of the 2021 Convertible Obligation Issue to invest in an additional $120.0 million of Series F Cumulative First Preferred Shares of Quebecor Media, carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its Preferred Shares of Quebecor Media.
     On December 20, 2006, Sun Media sold $2.9 million of its investment in SUN TV Preferred Shares and used the proceeds to redeem $2.9 million of its SUN TV convertible obligation.
     On December 28, 2006, Sun Media sold $500.0 million of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media, and used the proceeds to redeem $385.0 million of its 2007 convertible obligation issue and $115.0 million of its 2008 convertible obligation issue. In addition, Sun Media sold $55.0 million of its investment in the Series F Cumulative First Preferred Shares of Quebecor Media and used the proceeds to redeem $55.0 million of its 2020 convertible obligation issue. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity and capital resource requirements — Purchase and/or sale of Preferred Shares of Quebecor Media and SUN TV and convertible obligations issued to and/or redeemed from Quebecor Media and SUN TV”.
     Acquisition of non-capital losses
     On September 30, 2006, Sun Media’s ultimate parent company, Quebecor Inc., transferred to the Company $74.2 million of non-capital tax losses in exchange for net cash consideration of $16.1 million. This transaction was recorded at the exchange amount. As a result, the Company recorded an income tax asset of $24.5 million and the difference of $8.4 million between the net cash consideration and the income tax asset was recorded as a deferred credit, which will reduce the income tax expense in the future as these tax deductions are used.
     Management and other services
     We have earned revenue for advertising and other services provided to, and incurred expenses for purchases and services obtained from, related companies at prices and conditions prevailing on the market as set out below. The majority of related party purchases were related to printing services provided by Quebecor World Inc., an affiliate of Sun Media. Related party revenues were largely advertising sales to Videotron Ltd., TVA Group Inc. and Groupe Archambault Inc., affiliates of Quebecor Media.

     The following table presents the amounts of our revenues, accounts receivable, purchases and accounts payable from transactions with related parties during the periods indicated:

	Year Ended December 31,
	2004	2005	2006
		(in thousands)
Revenues	$10,933	$12,527	$15,401
Accounts receivable	1,793	1,903	5,347
Purchases	20,179	27,279	31,522
Accounts payable	12,320	17,752	23,458
     In 2002, we also began paying an annual management fee to Quebecor Media for services rendered on our behalf pursuant to a five-year management services agreement expiring in December 2006. These services included internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Annual management fees for 2006 and 2005 were respectively 8.7 million and $9.1 million. In addition, Quebecor Media was entitled to reimbursement for out-of-pocket expenses incurred in connection with the services provided under the agreement. The agreement also provided that in no event could the fees and reimbursements paid to Quebecor Media for any given year exceed 1.5% of our consolidated revenues for such year. For the years ended December 31, 2003 and 2004, the management fee amounted to $5.4 million and $6.6 million, respectively. We are in the process of renewing our management services agreement with Quebecor Media.
     Prior to 2002, certain members of Sun Media’s senior management were granted interest-free loans by Sun Media for the purpose of financing certain housing costs related to their relocations on behalf of Sun Media. As of December 31, 2006, the aggregate loan balance outstanding to senior management named in the table under “Item 6. Directors, Senior Management and Employees”, as a group, for housing and other purposes, were $0.1 million. The aggregate sum of peak balances for these loans during the year was $0.1 million.
Item 8. Financial Information
Consolidated Statements and Other Financial Information
     Our audited consolidated balance sheets as at December 31, 2005 and 2006 and our audited consolidated statements of income, consolidated statements of shareholder’s equity and consolidated statements of cash flows for each of the years ended December 31, 2004, 2005 and 2006, as well as the auditor’s report thereon, are presented under Item 17 of this annual report.
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
Dividend Distribution Policy
     In the year ended December 31, 2006, we paid dividends of $95.5 million, or $75.73 per common share, to our sole shareholder, a wholly-owned subsidiary of Quebecor Media, in connection with its ownership of our 1,261,001 outstanding Class A Common Shares. In the year ended December 31, 2005, we paid dividends of $169.7 million, or $134.54 per common share, and we paid dividends of $135.1 million, or $107.15 per common share, during the year ended December 31, 2004.

     Sun Media’s Board of Directors has not determined what level of dividends or other distributions, if any, Sun Media will, to the extent permitted by the terms of its indebtedness and applicable law, pay to its shareholder, Quebecor Media, in 2007.
Significant Changes
     Except as otherwise disclosed in this annual report, there have been no significant changes in the financial position of the Company since December 31, 2006.
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
     D — Selling Shareholders
     Not applicable.
     E — Dilution
     Not applicable.
     F — Expenses of the Issue
     Not applicable.

Item 10. Additional Information
     A — Share Capital
     As at December 31, 2006, 1,261,001 of our Class A Common Shares were issued and outstanding, 100% of which are owned by 3535991 Canada Inc., a wholly-owned subsidiary of Quebecor Media. Sun Media has no other share capital issued and outstanding.
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

Class C Preferred Shares
     Class C Preferred Shares may be issued by Sun Media in one or more series, and the Board of Directors of Sun Media may, from time to time, by resolution:
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
Class C Preferred Shares Series 1
     On September 25, 2006, Sun Media’s Board of Directors altered Sun Media’s Articles to set forth the rights and restrictions of a new series of Class C Preferred Shares, which are referred to as the Class C Preferred Shares Series 1. As of the date of this annual report, this is the only existing series of Sun Media’s Class C Preferred Shares, and no shares of this series are issued and outstanding. The Class C Preferred Shares Series 1 have the following rights and restrictions:
(a)	Dividend rights. The holders Class C Preferred Shares Series 1 shall be entitled to receive, in each fiscal year, a fixed cumulative preferential dividend at the rate of 11.25% per share per annum, calculated daily on the Redemption Price (as defined below) of the Class C Preferred Shares Series 1 as from the respective date of issue, and payable semi-annually in arrears. No dividends may be paid on any shares ranking junior to the Class C Preferred Shares Series 1 unless all dividends which shall have become payable on the Class C Preferred Shares Series 1 have been paid or set aside for payment.

(b)	Redemption provisions. Sun Media may at any time, at its discretion, subject to applicable law, redeem all or part of the Class C Preferred Shares Series 1 then outstanding, upon notice to the holders thereof. The redemption price for any shares so redeemed will be equal to the subscription price of such redeemed shares (subject to certain adjustments in the event that the subscription price of any redeemed shares was paid in-kind), plus any accumulated and unpaid dividends with respect thereto. In addition, any holder of Class C Preferred Shares Series 1 may, at any time, upon prior notice and subject to applicable law, require Sun Media to redeem the Class C Preferred Shares Series 1 held by such holder at a redemption price equal to the subscription price of such redeemed shares (subject to certain adjustments in the event that the subscription price of any redeemed shares was paid in-kind), plus any accumulated and unpaid dividends with respect thereto.
4.	Actions necessary to change the rights of shareholders: Pursuant to Sections 61, 257 and 259 of the Act, Sun Media may change the rights of shareholders with respect to either the Class A, Class B or Class C shares by special resolution, and by otherwise complying with the Articles. A special resolution requires a majority consent of at least2/3 of the votes cast on the resolution. Section 61, “No interference with class or series rights without consent”, provides:
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
Section 182(1) “Annual general meeting”. — A company must hold an annual general meeting, for the first time, not more than 18 months after the date on which it was recognized, and after its first annual reference date, at least once in each calendar year and not more than 15 months after the annual reference date for the preceding calendar year.
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
6.	Limitations on right to own securities: There is no limitation imposed by Canadian law or by the charter or other constituent documents of Sun Media on the right of nonresident or foreign owners to hold or vote shares, other than as provided in the Investment Canada Act (Canada). The Investment Canada Act requires “non-Canadian” (as defined in the Investment Canada Act) individuals, governments, corporations and other entities who wish to acquire control of a “Canadian business” (as defined in the Investment Canada Act) to file either an application for review when certain asset value thresholds are met, or a post-closing notification with the Director of Investments appointed under the Investment Canada Act. The Investment Canada Act requires that when an acquisition of control of a Canadian business by a “non-Canadian” is subject to review, it must be approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act.
7.	Provisions that could have the effect of delaying, deferring or preventing a change in control: A share or shares in Sun Media may be transferred by an instrument of transfer and in accordance with the Articles by any shareholder, or the personal representative of any deceased shareholder or the trustee in bankruptcy of any bankrupt shareholder or by the liquidator of any shareholder which is a corporation, only with the approval of a resolution of the directors. Notwithstanding anything otherwise provided in the Articles, the directors may, in their absolute discretion, refuse to allow and decline to register any transfer of shares to any person, even if the foregoing conditions and other provisions of the Articles are complied with, and the directors shall not be bound or required to disclose their reasons for any such refusal to anyone.
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
(a)	$1,600,000,000 12.15% Convertible Obligation (“CANCAP”) due July 14, 2007 between Sun Media Corporation and Quebecor Media Inc., dated July 9, 2001; $350,000,000 12.15% Convertible Obligation (“CANCAP”) due November 28, 2008 between Sun Media Corporation and Quebecor Media Inc., dated November 28, 2002; and $255,000,000 10.50% Convertible Obligation (“CANCAP”) due January 14, 2020 between Sun Media Corporation and Quebecor Media Inc., dated January 14, 2005; $120,000,000 10.50% Convertible Obligation (“CANCAP”) due June 12, 2021 between Sun Media Corporation and Quebecor Media Inc., dated June 12, 2006.
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

     On June 12, 2006, we sold $255.0 million of the Quebecor Media preferred shares and used the proceeds to redeem $255.0 million of our 12.15% convertible obligations held by Quebecor Media. We also issued a new convertible obligation to Quebecor Media in the amount of $120.0 million which bears interest at 10.5% semi-annually, matures on June 12, 2021, and otherwise has terms and conditions substantially similar to our existing convertible obligations. We used the proceeds from the issuance to invest in an additional $120.0 million of Quebecor Media preferred shares. On December 28, 2006, we sold another $500.0 million of the Quebecor Media preferred shares and used the proceeds to redeem $500.0 million of our 12.15% convertible obligations. We also sold $55.0 million of Quebecor Media preferred shares and used the proceeds received therefrom to redeem $55.0 million of our 10.5% convertible obligations.
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
     On December 20, 2006, Sun Media sold $2.9 million of its investment in SUN TV Preferred Shares and used the proceeds to redeem $2.9 million of its convertible obligations.

(f)	Management Services Agreement dated January 17, 2003 between Quebecor Media Inc. and Sun Media.
     In 2002, we also began paying an annual management fee to Quebecor Media for services rendered on our behalf pursuant to a five-year management services agreement expiring in December 2006. These services included internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Annual management fees for 2006 and 2005 were respectively 8.7 million and $9.1 million. In addition, Quebecor Media was entitled to reimbursement for out-of-pocket expenses incurred in connection with the services provided under the agreement. The agreement also provided that in no event could the fees and reimbursements paid to Quebecor Media for any given year exceed 1.5% of our consolidated revenues for such year. For the years ended December 31, 2003 and 2004, the management fee amounted to $5.4 million and $6.6 million, respectively. We are in the process of renewing our management services agreement with Quebecor Media.
     D — Exchange Controls
     There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities, other than withholding tax requirements.
     There is no limitation imposed by Canadian law or by the Articles or other charter documents of the Company on the right of a non-resident to hold voting shares of the Company, other than as provided by the Investment Canada Act, as amended (the “Act”), as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business”, all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.
     E — Taxation
Certain U.S. Federal Income Tax Considerations
     The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of our 7 5/8% Senior Notes due 2013 by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.
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
     The notes were issued with a de minimis amount of original issue discount (“OID”). OID is the excess, if any, of a note’s “stated redemption price at maturity” over its “issue price”. A note’s stated redemption price at maturity is the sum of all payments provided by the note other than payments of qualified stated interest (i.e., stated interest that is unconditionally payable in cash or other property (other than debt of the issuer)). The “issue price” is the first price at which a substantial amount of the notes in the issuance that includes the notes is sold (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, agents or wholesalers). The amount of original issue discount with respect to a note will be treated as zero if the original issue price is less than an amount equal to 0.0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity (or weighted average maturity, as applicable) (“de minimis OID”). Generally, any de minimis OID must be included in income as principal payments are received on the securities in the proportion that each such payment bears to the original principal balance of the security. The treatment of the resulting gain is subject to the general rules discussed under “—Sale, Exchange or Retirement of a Note” below.
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
     Information reporting and backup withholding
     A U.S. Holder of the notes may be subject to “backup withholding” with respect to certain “reportable payments”, including interest payments and, under certain circumstances, principal payments on the notes or upon the receipt of proceeds upon the sale or other disposition of such notes. These backup withholding rules apply if the U.S. Holder, among other things:
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

     F — Dividends and Paying Agents
     Not applicable.
     G — Statement by Experts
     Not applicable.
     H — Documents on Display
     We file periodic reports and other information with the SEC. These reports include certain financial and statistical information about us and may be accompanied by exhibits. You may read and copy this information at the public reference room of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549, or obtain copies of this information by mail from the public reference room at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the SEC’s Public Reference Room. The SEC also maintains an Internet website that contains reports and other information about issuers like us who file electronically with the SEC. The URL of that website is http://www.sec.gov. Any documents concerning Sun Media that are referred to in this annual report may also be inspected at the offices of our parent company, Quebecor Media Inc., 612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8, Canada. You may also call Quebecor Media’s Investor Relations at (514) 380-1999.
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
Interest Rate Risk
     The Company entered into cross currency swap agreements in connection with the issuance of its Senior Notes. These agreements have the effect of converting the interest rate (i) from a fixed rate of 7.625% on US$155.0 million to a fixed rate of 8.17% on $236.0 million from February 15, 2003 to February 15, 2008 and to a floating rate based on the 3-month banker’s acceptance rate plus a premium of 3.696% for the following 5 years, and (ii) from a fixed rate of 7.625% on US$50.0 million to a floating rate based on the 3-month banker’s acceptance rate plus a premium of 3.696% on $76.1 million.
     In addition, the Company entered into a cross currency swap agreement connection with its Term Loan B credit facility. The agreement has the effect of converting the interest rate from a floating rate of LIBOR plus a premium of 1.75% on US$181.4 million, to a floating rate based on the 3-month banker’s acceptance rate plus a premium of 2.29% on $275.2 million.
     As at December 31, 2006, and after taking into account related financial instruments, 62% of the Company’s long-term debt until February 14, 2008 and 100% thereafter is tied to variable interest rates. The Company could modify, at any time, its exposure to variable interest rates through the use of financial instruments.

Foreign Currency Exchange Risk
     Virtually all of the Company’s revenues and expenses are denominated in Canadian dollars and, as a result, it has no exposure to foreign currency exchange risk with respect to revenues. However, the Company’s Senior Notes and Term Loan B credit facility are denominated in U.S. dollars and interest and principal repayments thereon must be paid in U.S. dollars. The Company has entered into cross-currency swap agreements for 100% of its U.S. dollar-denominated debt obligations. As a result, fluctuations of the Canadian dollar against the U.S. dollar will not generate foreign exchange economic gains or losses on the Company’s debt. The Company may sometimes be required to incur some of its expenses or purchases in U.S. dollars, which would result in a risk exposure to the fluctuations of the Canadian dollar against the U.S. dollar. From time to time, the Company may use derivatives instruments to mitigate those risks.
     Certain of the commodities we consume in our daily operations are traded on commodities exchanges or are negotiated on their respective markets in U.S. dollars, and, therefore, although we pay our suppliers in Canadian dollars, the prices we pay for such commodities may be affected by fluctuations in the exchange rate. We may in the future enter into transactions to hedge the exchange rate risk related to the prices of some of those commodities. However, fluctuations of the exchange rate for the portion of our commodities purchases that are not hedged could affect the prices we pay for such commodities and could have an adverse effect on our results of operations.
Commodity Price Risk
     The Company is exposed to commodity price risk, as newsprint prices are subject to significant volatility, and newsprint is our largest raw material expense. We entered into an agreement with a newsprint manufacturer for the supply of all our newsprint purchases. This agreement expired on December 31, 2006, although the manufacturer has continued to supply newsprint to us on substantially the same terms as we negotiate the renewal of this supply agreement. This agreement has allowed Sun Media to mitigate some of its commodity price risk by providing for a discount to market prices, as well as providing additional volume discounts above certain thresholds. Under this agreement, Sun Media committed to purchasing its newsprint supply exclusively from this manufacturer, with a minimum annual purchase of 15,000 metric tonnes of newsprint. We used approximately 144,000 metric tonnes of newsprint in our operations in 2006. There can be no assurance that Sun Media will be able to renew this agreement on terms as favorable or at all.
Credit Risk
     Concentration of credit risk with respect to trade receivables is limited due to the Company’s large customer base. Therefore, as at December 31, 2006, Sun Media had no significant concentration of credit risk.
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

	December 31, 2005		December 31, 2006
	Carrying	Fair	Carrying	Fair
	value	value	value	value
		(in millions)
Financial Instrument:
Long-term debt(1)	$(466.3)	$(476.0)	$(486.7)	$(492.9)
Cross-currency interest rate swaps and foreign exchange forward contracts	$(165.7)	$(186.5)	$(159.5)	$(176.1)

(1)	Including current portion

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
     Use of Proceeds
     Not applicable.
Item 15. Controls and Procedures
     As at the end of the period covered by this report, our President and Chief Executive Officer and our Executive Vice President, Finance, together with members of our senior management, have carried out an evaluation of the effectiveness of our disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) as controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, our President and Chief Executive Officer and our Executive Vice President, Finance, concluded that our disclosure controls and procedures were effective.
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
Item 16C. Principal Accountant Fees and Services
     KPMG LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2006, for which audited financial statements appear in this annual report on Form 20-F.
     The Audit Committee establishes the independent auditor’s compensation. In 2003, the Audit Committee also established policies and procedures to pre-approve all audit and non-audit services performed by the independent auditor, determining which non-audit services the independent auditor is prohibited from providing, and, exceptionally, authorizing permitted non-audit services to be performed by the independent auditor, but only to the extent those services are permitted by the Sarbanes-Oxley Act of 2002 and Canadian law. For each of the years ended December 31, 2005 and 2006, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services under the Sarbanes-Oxley Act of 2002. For the years ended December 31, 2005 and 2006, the aggregate fees billed by KPMG LLP and its affiliates are as follows:

	2005	2006
	(in thousands)
Audit fees (1)	$547	$592
Audit-related fees (2)	13	14
All other fees (3)	144	18

	$704	$624

(1)	Audit fees consist of fees billed for the annual audit of the Company’s consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the review of documents filed with the SEC.

(2)	Audit-related fees consist of fees billed for assurance and related services, and include consultations concerning financial accounting and reporting standards; due diligence related to acquisitions; employee benefit plan audits and comfort letters and other work related to offering documents and prospectuses.

(3)	All other fees include reviews of the Company’s documentation of disclosure controls and procedures.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not Applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     Not Applicable.

PART III
Item 17. Financial Statements
     The audited consolidated balance sheets of the Company, as at December 31, 2005 and 2006 and the consolidated statements of income, shareholder’s equity and cash flows of the Company for the years ended December 31, 2004, 2005 and 2006, including the notes thereto and together with the auditor’s report thereon, are included beginning on page F-1 of this annual report.
Item 18. Financial Statements
     Not applicable.
Item 19. Exhibits
     The following documents are filed as exhibits to this Form 20-F:

Exhibit
Number	Description

1.1	Certificate and Articles of Continuance of Sun Media Corporation, dated February 12, 1999 (Incorporated by reference to Exhibit 1.1 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 1998).

1.2	Certificate and Articles of Amalgamation of Sun Media Corporation, dated February 28, 1999 (Incorporated by reference to Exhibit 1.2 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 1998).

1.3	Certificate and Articles of Continuance of Sun Media Corporation, dated July 3, 2001 (Incorporated by reference to the Exhibit 1.3 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2001).

1.4	Articles of Sun Media Corporation, as of May 17, 2004. (Incorporated by reference to Exhibit 1.4 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005.)

1.5	Alterations of the Articles of Sun Media Corporation, as of September 25, 2006.

1.6	By-laws of Sun Media Corporation (Incorporated by reference to the Exhibit 1.5 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2001).

1.7	Amendment to by-laws of Sun Media Corporation dated January 16, 2003 (Incorporated by reference to the Exhibit 1.5 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

1.8	Amendment to by-laws of Sun Media Corporation dated February 6, 2003 (Incorporated by reference to the Exhibit 1.6 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

2.1	Form of 7 5/8% Senior Note due 2013 of Sun Media Corporation (included in Exhibit A to Exhibit 2.2 below).

2.2	Indenture, dated as of February 7, 2003, among Sun Media Corporation, the subsidiary guarantors signatory thereto, and National City Bank, as trustee (Incorporated by reference to Exhibit 2.2 of Sun Media Corporation’s Registration Statement on Form F-4, filed on March 24, 2003, Registration Statement No. 333-103998).

2.3	Subordination Agreement dated as of February 7, 2003 among Sun Media Corporation, Quebecor Media Inc. and National City Bank (Incorporated by reference to Exhibit 2.3 of Sun Media Corporation’s Registration Statement on Form F-4, filed on March 24, 2003, Registration Statement No. 333-103998).

2.4	First Supplemental Indenture dated as of July 30, 2004 by and among Sun Media Corporation, the subsidiary guarantors signatory thereto and U.S. Bank Corporate Trust Services (formerly National City Bank) (Incorporated by reference to Exhibit 2.4 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.1	Employment Agreement dated as of January 13, 1998 for William R. Dempsey (Incorporated by reference to Exhibit 4.1 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 1997).

Exhibit
Number	Description

4.2	Employment Agreement dated as of January 13, 1998 for J. Craig Martin (Incorporated by reference to Exhibit 4.2 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 1997).

4.3	Credit Agreement dated as of February 7, 2003 by and among Sun Media Corporation, Bank of America, N.A., Banc of America Securities LLC and Credit Suisse First Boston Corporation, as arrangers, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto (the “Credit Agreement”) (Incorporated by reference to Exhibit 4.3 of Sun Media Corporation’s Registration Statement on Form F-4, filed on March 24, 2003, Registration Statement No. 333-103998).

4.4	First Amending Agreement to the Credit Agreement, dated as of December 2, 2003, by and among Sun Media Corporation, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto (Incorporated by reference to Exhibit 4.4 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2003).

4.5	Second Amending Agreement to the Credit Agreement, dated as of October 12, 2004, by and among Sun Media Corporation, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto (Incorporated by reference to Exhibit 4.5 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.6	Third Amending Agreement to the Credit Agreement, dated as of January 17, 2006, by and among Sun Media Corporation, Bank of America, N.A., as administrative agent, and certain other financial institutions party thereto. (Incorporated by reference to Exhibit 4.6 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005.)

4.7	Subordination Agreement for Existing Back-To-Back Securities dated as of February 7, 2003 between Sun Media Corporation and Quebecor Media Inc. (Incorporated by reference to Exhibit 4.6 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.8	Guarantee, dated as of February 7, 2003, by and among Bowes Publishers Limited, Sun Media (Toronto) Corporation, SMC Nomineeco Inc., 3661458 Canada Inc., Toronto Sun International, Inc., TS Printing Inc., Florida Sun Publications, Inc. and 3351611 Canada Inc., in favor of Bank of America, N.A (Incorporated by reference to Exhibit 4.7 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.9	Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. (relating to shares of Bowes Publishers Limited and Sun Media (Toronto) Corporation) (Incorporated by reference to Exhibit 4.8 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.10	Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. (relating to shares of Toronto Sun International, Inc.) (Incorporated by reference to Exhibit 4.9 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.11	Deed of Movable Hypothec with Delivery dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. (Incorporated by reference to Exhibit 4.10 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.12	Deed of Movable Hypothec with Delivery dated as of February 7, 2003 by Sun Media (Toronto) Corporation in favor of Bank of America, N.A (Incorporated by reference to Exhibit 4.11 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.13	Deed of Movable and Immovable Hypothec dated as of February 4, 2003 between Sun Media Corporation and Bank of America, N.A (Incorporated by reference to Exhibit 4.12 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.14	Deed of Movable Hypothec dated as of February 4, 2003 between 3351611 Canada Inc. and Bank of America, N.A (Incorporated by reference to Exhibit 4.13 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.15	General Security Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A (Incorporated by reference to Exhibit 4.14 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.16	Form of General Security Agreement (by guarantors) dated as of February 7, 2003 in favor of

Exhibit
Number	Description

Bank of America, N.A (Incorporated by reference to Exhibit 4.15 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.17	Debenture Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A (Incorporated by reference to Exhibit 4.16 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.18	Debenture Pledge Agreement dated as of February 7, 2003 by 3351611 Canada Inc. in favor of Bank of America, N.A (Incorporated by reference to Exhibit 4.17 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.19	Demand Debenture dated as of February 7, 2003 by Sun Media Corporation (Incorporated by reference to Exhibit 4.18 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.20	Demand Debenture dated as of February 7, 2003 by 3351611 Canada Inc (Incorporated by reference to Exhibit 4.19 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.21	Form of Demand Debenture dated as of February 4, 2003 between Sun Media Corporation or Bowes Publishers Limited and Bank of America, N.A (Incorporated by reference to Exhibit 4.20 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.22	12.15% Convertible Obligation (“CANCAP”) due July 14, 2007 between Sun Media Corporation and Quebecor Media Inc., dated July 9, 2001 (Incorporated by reference to Exhibit 4.23 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2001).

4.23	12.15% Convertible Obligation (“CANCAP”) due July 14, 2007 between Bowes Publishers Limited and Sun Media Corporation, dated July 9, 2001 (Incorporated by reference to Exhibit 4.24 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2001).

4.24	12.15% Convertible Obligation (“CANCAP”) due November 28, 2008 between Sun Media Corporation and Quebecor Media Inc., dated November 28, 2002 (Incorporated by reference to Exhibit 10.9 of Sun Media Corporation’s Registration Statement on Form F-4, filed on March 24, 2003, Registration Statement No. 333-103998).

4.25	12.25% Convertible Obligation (“CANCAP”) due November 28, 2008 between Sun Media (Toronto) Corporation and Sun Media Corporation, dated November 28, 2002 (Incorporated by reference to Exhibit 10.10 of Sun Media Corporation’s Registration Statement on Form F-4, filed on March 24, 2003, Registration Statement No. 333-103998).

4.26	10.50% Convertible Obligation (“CANCAP”) due January 14, 2020 between Sun Media Corporation and Quebecor Media Inc., dated January 14, 2005 (Incorporated by reference to Exhibit 4.26 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.27	10.50% Convertible Obligation (“CANCAP”) due July 6, 2020 between Sun Media Corporation and SUN TV Company, dated June 12, 2005. (Incorporated by reference to Exhibit 4.27 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005.)

4.28	Management Services Agreement dated January 17, 2003 between Quebecor Media Inc. and Sun Media Corporation (Incorporated by reference to Exhibit 10.11 of Sun Media Corporation’s Registration Statement on Form F-4, filed on March 24, 2003, Registration Statement No. 333-103998).

4.29	10.50% Convertible Obligation (“CANCAP”) due June 12, 2021 between Sun Media Corporation and Quebecor Media Inc., dated June 12, 2006.

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Sun Media Corporation.

11.1	Code of Ethics (Incorporated by reference to Exhibit11.1 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2001).

12.1	Certification of Pierre Francoeur, President and Chief Executive Officer of Sun Media Corporation, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Michel Slight, Executive Vice President, Finance, of Sun Media Corporation,

Exhibit
Number	Description

pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Pierre Francoeur, President and Chief Executive Officer of Sun Media Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Michel Slight, Executive Vice President, Finance, of Sun Media Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUN MEDIA CORPORATION
By:	/s/ Michel Slight
	Name:	Michel Slight
	Title:	Executive Vice President, Finance

Dated: March 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder and Directors of Sun Media Corporation
We have audited the accompanying consolidated balance sheets of Sun Media Corporation (“Sun Media” or “the Company”) and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, shareholder’s equity, and cash flows for the years ended December 31, 2004, 2005 and 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sun Media and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for the years ended December 31, 2004, 2005 and 2006 in conformity with Canadian generally accepted accounting principles.
Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 19 to the consolidated financial statements. Also, as discussed in note 19 to the consolidated financial statements, in 2006 the Company changed in its US generally accepted accounting principles reconciliation (i) its method of accounting for share-based payment; and (ii) its method of accounting for pensions and other post-retirement benefits plans.

/s/ KPMG LLP
Chartered Accountants
Toronto, Canada
February 16, 2007 except as to note 19
which is as of March 20, 2007

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars)

	2004	2005	2006

REVENUES	$888,149	$915,627	$928,176

OPERATING EXPENSES

Wages and employee benefits	338,105	346,253	353,086
Newsprint	104,698	104,182	107,766
Other operating expenses (note 14)	217,501	243,017	258,190
Depreciation (note 3(a)(i))	23,368	27,614	34,001
Amortization of intangible assets	2,670	2,710	2,548
Restructuring charges (note 3)	—	—	17,033

	686,342	723,776	772,624

OPERATING INCOME	201,807	191,851	155,552

Financial expenses (note 4)	51,138	46,738	50,535
Dividend income on preferred shares of Quebecor Media Inc. (note 6)	(147,462)	(150,710)	(140,005)
Interest on convertible obligations to Quebecor Media Inc. (note 6)	143,333	146,376	135,937
Dividend income on preferred shares of SUN TV Company (note 7)	—	(1,918)	(4,026)
Interest on convertible obligations to SUN TV Company (note 7)	—	1,856	3,897
Gain on disposition of CP24 (note 2(c))	(8,000)	—	—

	39,009	42,342	46,338

INCOME BEFORE THE UNDERNOTED ITEMS	162,798	149,509	109,214

Income taxes (note 5)
Current	2,231	1,066	1,055
Future	2,334	2,281	(11,182)
Equity loss on investment in SUN TV Company (note 2(c))	147	2,747	3,252
Impairment of equity investment in SUN TV Company (note 2(c))	—	—	7,819
Non-controlling interest	1,341	1,488	1,498

NET INCOME	$156,745	$141,927	$106,772

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars)

			Total Shareholder’s
	Capital Stock	Retained Earnings	Equity

BALANCE — DECEMBER 31, 2003	$301,801	$33,718	$335,519

Net income	—	156,745	156,745
Dividends	—	(135,115)	(135,115)

BALANCE — DECEMBER 31, 2004	$301,801	$55,348	$357,149

Net income	—	141,927	141,927
Dividends	—	(169,653)	(169,653)

BALANCE — DECEMBER 31, 2005	$301,801	$27,622	$329,423

Net income	—	106,772	106,772
Dividends	—	(95,500)	(95,500)
Reduction in paid-up capital (note 12)	(40,000)	—	(40,000)

BALANCE — DECEMBER 31, 2006	$261,801	$38,894	$300,695

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars)

	2004	2005	2006

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net income	$156,745	$141,927	$106,772
Items not involving cash:
Depreciation of property, plant and equipment	23,368	27,614	34,001
Amortization of intangible assets	2,670	2,710	2,548
Restructuring charges (note 3)	—	—	12,778
Future income taxes	2,334	2,281	(11,182)
Non-controlling interest	1,341	1,488	1,498
Equity loss on investment in SUN TV Company (note 2(c))	147	2,747	3,252
Impairment of equity investment in SUN TV Company (note 2(c))	—	—	7,819
Net unrealized loss on foreign currency translation and financial instruments (note 4)	6,779	4,100	1,702
Gain on disposition of CP24 (note 2(c))	(8,000)	—	—
Other	1,698	1,718	1,810

	187,082	184,585	160,998
Changes in non-cash operating working capital, net of effects from acquisitions	(9,687)	(3,202)	(16,248)

Cash provided by operating activities	177,395	181,383	144,750

FINANCING ACTIVITIES
Borrowings on Term Loan C Facility, net of financing fees (note 10)	—	—	39,604
Issuance of convertible obligations to Quebecor Media Inc. (note 6)	—	255,000	120,000
Redemption of convertible obligations to Quebecor Media Inc. (note 6)	(450,000)	(150,000)	(810,000)
Issuance of convertible obligations to SUN TV Company (note 7)	—	37,300	—
Redemption of convertible obligations to SUN TV Company (note 7)	—	—	(2,925)
Dividends	(135,115)	(169,653)	(95,500)
Repayment of loans and unwinding of hedging contracts	(29,288)	(3,490)	(26,553)
Reduction in paid-up capital (note 12)	—	—	(40,000)
Other	(1,274)	(1,737)	(1,797)

Cash used in financing activities	(615,677)	(32,580)	(817,171)

INVESTING ACTIVITIES
Investment in preferred shares of Quebecor Media Inc. (note 6)	—	(255,000)	(120,000)
Disposal of preferred shares of Quebecor Media Inc. (note 6)	450,000	150,000	810,000
Investment in preferred shares of SUN TV Company (note 7)	—	(37,300)	—
Disposal of preferred shares of SUN TV Company (note 7)	—	—	2,925
Business acquisitions (note 2)	(417)	(2,062)	(1,475)
Equity investment in SUN TV Company (note 2(c))	(3,675)	—	(6,035)
Acquisition of non-capital tax losses (note 5)	—	—	(16,142)
Decrease in temporary investments	16,380	—	—
Additions to property, plant and equipment	(18,820)	(15,675)	(15,801)
Proceeds from disposal of property, plant and equipment	628	526	484
Other	(1,508)	(66)	(490)

Cash provided by (used in) investing activities	442,588	(159,577)	653,466

Increase (decrease) in cash and cash equivalents	4,306	(10,774)	(18,955)
Cash and cash equivalents — beginning of year	29,288	33,594	22,820

Cash and cash equivalents — end of year	$33,594	$22,820	$3,865

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars)

	2004	2005	2006

CHANGES IN NON-CASH OPERATING WORKING CAPITAL
Accounts receivable	$(3,635)	$(14,832)	$(1,701)
Inventories	(2,159)	410	2,697
Accounts payable and accrued liabilities	(15,661)	17,915	(12,398)
Dividend income receivable from Quebecor Media Inc.	23,784	(3,787)	41,086
Interest expense payable to Quebecor Media Inc.	(23,119)	3,627	(39,949)
Dividend income receivable from SUN TV Company	—	(133)	21
Interest expense payable to SUN TV Company	—	129	(20)
Other	11,103	(6,531)	(5,984)

	$(9,687)	$(3,202)	$(16,248)

NON-CASH FINANCING AND INVESTING ACTIVITIES
Acquisition of SUN TV Company (note 2(c))	$(8,000)	—	—
Disposition of CP24 (note 2(c))	$8,000	—	—
Exchange of publications with Transcontinental Media G.P. (note 2(b))	—	$1,111	—

ADDITIONAL INFORMATION
Cash interest payments	$43,231	$41,053	$46,905

Cash interest receipts	$672	$631	$700

Cash tax payments	$2,651	$2,613	$2,716

Cash tax receipts	$13,349	$1,314	$378

See accompanying notes to consolidated financial statements

SUN MEDIA CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and 2006
(In thousands of Canadian dollars, except for share information)

	2005	2006

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$22,820	$3,865
Accounts receivable, net of allowance for doubtful accounts of $6,836 (2005 — $5,402)	138,408	140,109
Dividend receivable from Quebecor Media Inc. (note 6)	70,938	29,852
Dividend receivable from SUN TV Company (note 7)	133	112
Inventories	11,289	8,592
Prepaid expenses	4,740	4,881
Future income taxes (note 5)	6,222	26,869

TOTAL CURRENT ASSETS	254,550	214,280

INVESTMENT IN QUEBECOR MEDIA INC. PREFERRED SHARES (note 6)	1,245,000	555,000
INVESTMENT IN SUN TV COMPANY (note 7)	37,300	34,375
EQUITY INVESTMENT IN SUN TV COMPANY (note 2(c))	8,781	3,745
PROPERTY, PLANT AND EQUIPMENT (note 8)	174,115	155,680
GOODWILL (note 2)	755,662	756,115
FUTURE INCOME TAXES (note 5)	32,664	34,047
INTANGIBLE AND OTHER ASSETS (note 9)	31,780	32,303

TOTAL ASSETS	$2,539,852	$1,785,545

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$140,142	$148,922
Income and other taxes payable	6,442	3,763
Interest payable to Quebecor Media Inc. (note 6)	68,897	28,948
Interest payable to SUN TV Company (note 7)	129	109
Deferred revenue	18,971	19,340
Current portion of long-term debt (note 10)	2,675	3,080

TOTAL CURRENT LIABILITIES	237,256	204,162

LONG-TERM DEBT (note 10)	463,585	483,637
FUTURE INCOME TAXES (note 5)	36,674	22,981
OTHER LIABILITIES (note 11)	188,894	182,975
NON-CONTROLLING INTEREST	1,720	1,720
CONVERTIBLE OBLIGATIONS TO QUEBECOR MEDIA INC. (note 6)	1,245,000	555,000
CONVERTIBLE OBLIGATIONS TO SUN TV COMPANY (note 7)	37,300	34,375

TOTAL LIABILITIES	2,210,429	1,484,850

SHAREHOLDER’S EQUITY
Capital stock (note 12)	301,801	261,801
— Authorized: 10,000,000,000 Voting Class A Common Shares, nil par value
10,000,000,000 Non-voting redeemable Class B Preferred Shares, nil par value
10,000,000,000 Non-voting Class C Preferred Shares, nil par value
— Issued and outstanding at December 31, 2005 and 2006:
1,261,001 Voting Class A Common Shares
Retained earnings	27,622	38,894

TOTAL SHAREHOLDER’S EQUITY	329,423	300,695

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$2,539,852	$1,785,545

COMMITMENTS AND CONTINGENCIES (note 16)
GUARANTEES (note 17)
See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
NATURE OF BUSINESS
The primary operation of Sun Media Corporation (“Sun Media” or “the Company”) is newspaper publishing. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada. Sun Media is also active in the newspaper, magazine and flyer distribution business. In addition, Sun Media provides a wide range of commercial printing and other related services to third parties through its national network of production and printing facilities. Sun Media also owns a 25% interest in SUN TV Company (“SUN TV”), a general interest television station in Toronto, Ontario.
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The significant differences between generally accepted accounting principles in Canada and in the United States are described in note 19.
(a)	Basis of presentation
The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its 50.01% owned subsidiary, Le Courrier du Sud Inc. Investments in joint ventures, including Vancouver 24 Hours, are accounted for using the proportionate consolidation method. Intercompany transactions and balances are eliminated on consolidation. Certain comparative figures for the years 2004 and 2005 have been reclassified to conform with the presentation adopted for the year ended December 31, 2006.
(b)	Use of estimates
The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of pension and other post-retirement benefits, key economic assumptions used in determining the allowance for doubtful accounts, restructuring accruals, the useful life of assets for amortization and evaluation of expected future undiscounted cash flows to be generated by assets, the determination of fair value of assets acquired and liabilities assumed in business combinations, implied fair value of goodwill, provisions for income taxes and determination of future income tax assets, liabilities, the determination of the fair value of financial instruments and the determination of the fair value of stock-based compensation. Actual results could differ from these estimates.
(c)	Impairment of long-lived assets
The Company reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset or group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Measurement of an impairment loss is based on the amount by which the group of assets carrying amount exceeds its fair value. Fair value is determined using quoted market prices, when available or using accepted valuation techniques such as the discounted future cash flows method.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
(d)	Revenue recognition
As a general principle, the Company recognizes its operating revenues when the following criteria are met:
—	Persuasive evidence of an arrangement exists;

—	Delivery has occurred or services have been rendered;

—	The seller’s price to the buyer is fixed or determinable, and

—	The collection of the sale is reasonably assured.
Circulation and advertising revenue from publishing activities is recognized in income when the publication is delivered. Prepaid subscription revenue is recorded under deferred revenue and taken into income pro-rata over the term of the subscription. Revenue from the distribution of publications and products is recognized upon delivery, net of provisions for estimated returns, based on the Company’s historical rate of return. Revenue from commercial printing contracts is recognized once the service is rendered.
The Company evaluates its allowance for uncollectible trade accounts receivable based on customers’ credit history and payment trends.
(e)	Barter transactions
In the normal course of operations, the Company provides advertising services to customers in exchange for advertising or other services. Revenue and expenses from advertising barter transactions with third parties are measured based on the fair value of the services provided by the Company for similar cash transactions. Revenues and expenses from barter transactions with related parties are measured at their exchange values. For the year ended December 31, 2006, the Company recorded $10,379 of barter advertising (2004 — $8,506; 2005 — $10,835), including $2,197 with related parties (2004 — $1,496; 2005 — $2,852).
(f)	Cash and cash equivalents
Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximate market value.
(g)	Inventories
Inventories, consisting primarily of newsprint and ink, are valued at the lower of cost, net of rebates, determined on a first-in, first-out basis, and replacement cost.
(h)	Property, plant and equipment
Property, plant and equipment are stated at cost. Cost represents acquisition or construction costs, including preparation, installation and testing changes and interest incurred with respect to the property, plant and equipment until they are ready for commercial production. Projects under development may also be comprised of advances for equipment under construction. Interest on debt relating to projects under development is capitalized. Expenditures for additions, improvements and replacements are capitalized, whereas maintenance and repair expenditures are charged to other operating expenses. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings	25-40 years
Machinery and equipment	3-20 years

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
(i)	Income taxes
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
(j)	Goodwill, intangible assets and deferred financing fees
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
Intangible assets consist of customer relationships and non-competition agreements. Intangible assets with finite useful lives are amortized over their estimated useful lives using the straight-line method over a period of five to ten years.
Financing fees related to long-term financing are amortized using the straight-line method over the term of the related long-term debt.
(k)	Long-term investments
Investments in companies subject to significant influence are accounted for using the equity method. Portfolio investments are accounted for using the cost method. Investments in joint ventures, which represent a negligible part of the Company’s operations, are accounted for using the proportionate consolidation method. A provision for loss in the value of investments is made when a decline in fair value is considered other than temporary.
(l)	Stock-based compensation
The compensation expense attributable to stock-based awards made by Sun Media’s parent company Quebecor Media Inc. (“Quebecor Media”) and Quebecor Inc. to employees of the Company that call for settlement in cash or other assets, at the option of the employee, is recognized in wages and employee benefits over the vesting period. Changes in the intrinsic value of the stock option awards between the grant date and the measurement date result in a change in the measurement of the liability and compensation expense.
(m)	Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities, revenue and expenses are translated at the exchange rate in effect at the transaction date. Exchange gains and losses are recognized in income.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
(n)	Derivative financial instruments
The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading purposes.
The Company documents all relationships between derivatives and hedged items, as well as its strategy for using hedges and its risk-management objective. The Company assesses the effectiveness of derivatives at the inception of the hedge and on a quarterly basis.
The Company enters into cross currency and interest rate swap agreements to hedge its foreign currency denominated long-term debt. For derivatives that are determined to be effective, foreign exchange translation gains and losses on the hedged debt are deferred and recorded in other current or non-current assets or liabilities. Premiums or discounts for these swap agreements are amortized, using the effective interest rate method, as an adjustment to financial expenses over the term of the agreement.
Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recorded in financial expenses.
Derivative instruments that are ineffective or that are not designated as a hedge are reported on a mark-to-market basis in the consolidated financial statements. Any change in the fair value of these derivative instruments is recorded in financial expenses.
Deferred assets or liabilities relating to hedges that have become ineffective are amortized, using the effective interest rate method, over the term of the related financial instrument.
(o)	Pension plans and post-retirement benefits
(i)	Pension plans:
The Company offers defined benefit pension plans and defined contribution pension plans to various employee groups. Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Pension plan expense is charged to wages and employee benefits and includes:
•	Cost of pension plan benefits provided in exchange for employee services rendered during the year;

•	Amortization of prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans; and

•	Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets at the beginning of the year over the expected average remaining service period of the active employee group covered by the plans, ranging from 10 to 19 years.
Actuarial gains and losses arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligations.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
The measurement date for calculating the fair value of plan assets, for the purpose of calculating the expected return on plan assets, and accrued benefit obligations is December 31.
For defined contribution plans, the pension plan expense is the Company’s contribution to the plan.
(ii)	Post-retirement benefits:
The Company offers health, life and dental insurance plans to some of its retired employees. The Company accrues the cost of post-retirement benefits, other than pensions. These benefits are funded by the Company as they become due. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year over the expected average remaining service period of the active employee group covered by the plans.
2.	ACQUISITIONS AND DISPOSITIONS
(a)	Acquisitions of community publications
During the years ended December 31, 2006 and 2005, the Company acquired several community publications and has accounted for these acquisitions using the purchase method. Certain purchase price allocations related to 2006 acquisitions are preliminary and will be finalized when the Company’s management has gathered all the significant information believed to be available and considered necessary. The results of operations of these businesses have been included in the Company’s consolidated financial statements from the dates of their respective acquisitions.
Effective October 6, 2006, the Company acquired Le Choix d’Antoine Labelle, a community publication for total cash consideration of $350. The acquisition resulted in an intangible asset, consisting of a non-competition agreement with the vendor of $350, which is being amortized over five years.
Effective May 1, 2006, the Company acquired two community publications, The Devon Dispatch News and The Nouvelle Beaumont News for total cash consideration of $1,125. The acquisition resulted in intangible assets, consisting of customer relationships and goodwill of $490 and $453, respectively. Customer relationships are being amortized over ten years.
In 2005, the Company acquired the following community publications:
•	The Londoner, a free weekly publication located in London, Ontario;

•	The Weekender and L’Horizon, two free weekly publications located in northern Ontario; and

•	Morinville Mirror and Redwater Tribune, two free weekly publications located near Edmonton, Alberta.
Total cash consideration for these purchases was $1,791. The acquisitions resulted in goodwill recognition of $1,955.
The purchase and sale agreement for The Londoner includes a price adjustment clause, which requires Sun Media to make additional payments if certain financial results are achieved by March 2008. The Company has not made any payments pursuant to this clause and has not otherwise recorded a liability associated with this price adjustment clause, as it is unable to estimate potential payments pertaining to this clause.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
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

The Company used the purchase method to account for the acquisition of Journal la Vallée and, therefore, the operating results reflect the revenues and expenses of the acquired operation from the date of acquisition. The purchase price, comprising the operating assets of Beauport Express with a carrying value of $1,111 and cash consideration of $271, was allocated to assets and liabilities, as follows:

Non-cash working capital	$244
Property, plant and equipment	20
Customer relationships	1,118

Total net assets acquired	$1,382

Customer relationships are being amortized over ten years.
(c)	SUN TV
On December 2, 2004, the Company acquired 25% of the outstanding shares of SUN TV, a general interest television station in Toronto, Canada for consideration, including acquisition costs, of $10,812, consisting of $2,812 in cash and the Company’s 29.9% interest in CP24, a 24-hour local news channel in Toronto, valued at $8,000. TVA Group Inc., also a subsidiary of Quebecor Media, acquired the other 75% of the outstanding shares of SUN TV. The Company recorded a net gain on the disposal of CP24 of $8,000.
In 2006, the Company increased its equity investment by $885 to reflect the final purchase price adjustment on the acquisition of SUN TV. In addition, during 2006, the Company made additional cash contributions to SUN TV in the amount of $5,150 (2004 — $863; 2005 — $nil) to maintain its 25% equity interest in SUN TV.
The Company has recorded its 25% interest in SUN TV using the equity method of accounting and for the year ended December 31, 2006, recorded an equity loss on its investment in SUN TV of $3,252 (2004 — $147; 2005 — $2,747).
In addition, during 2006, the Company reviewed the recoverability of its equity investment in SUN TV, and determined that the carrying value of SUN TV’s broadcasting licences and goodwill were no longer recoverable. Accordingly, the Company recorded an impairment loss of $7,819 on its equity investment in SUN TV.
As at December 31, 2006, the Company’s equity investment in SUN TV was $3,745 (December 31, 2005 — $8,781).

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
3.	RESTRUCTURING CHARGES
During 2006, the Company recorded charges for the restructuring of its operations, consisting substantially of employee termination benefits, summarized as follows:

		Estimated
		Number of Full-time			Restructuring
		Equivalent	Restructuring		Accrual at December
		Positions Affected	Charges	Payments in 2006	31, 2006

(a)	Restructuring of printing facilities
	— London Free Press (*)	114	$4,435	$—	$4,435
	— Toronto Sun	194	4,371	—	4,371
	— Ottawa Sun	39	1,260	(130)	1,130
	— Le Journal de Montréal	146	910	—	910
(b)	Restructuring of news production
	operations	85	2,881	(2,554)	327
(c)	General workforce reduction	98	3,176	(1,571)	1,605

		676	$17,033	$(4,255)	$12,778

*	Initial restructuring charge of $4,700 was reduced by $265 in the fourth quarter of 2006 to reflect revised estimates.
(a)	Restructuring of printing facilities
In August 2005, Quebecor Media announced a plan to invest in a new printing facility to be located in Toronto, Ontario. As part of this plan, Sun Media will transfer the printing of its publications in Ontario to the new facility. In addition, in August 2005, Quebecor Media announced a plan to relocate the printing of certain Sun Media publications to a new printing facility owned by Quebecor Media and located in Saint-Janvier-de-Mirabel, Québec.
(i)	Property, plant and equipment
As a result of these new investments, the Company accelerated the depreciation of certain presses and related equipment to reflect the shortened useful life of such equipment beginning in the fourth quarter of 2005. For the year ended December 31, 2006, the Company recorded additional depreciation expense of $12,073 (2005 — $4,568).
(ii)	Severance and termination benefits
During 2006, the Company finalized the details of the plan and costs associated with the elimination of an estimated equivalent of 114 full-time unionized production positions at the London Free Press and an estimated equivalent of 194 full-time non-unionized production positions at the Toronto Sun, due to the transfer of its printing operations to the new printing facility being constructed in Toronto, Ontario, as described above. The Company anticipates that the printing of the London Free Press and the Toronto Sun will be transferred to the new facility by mid-2007. Sun Media has recorded contractual termination benefits of $4,435 and $4,371 relating to employees of the London Free Press and the Toronto Sun, respectively, which will be payable upon the termination of its employees.
During 2006, the Company also recorded $1,260 of termination benefits relating to the elimination of an equivalent of 39 full-time non-unionized production positions at The Ottawa Sun. As at December 31, 2006, payments of $130 have been made.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
In addition, the Company finalized the details of special termination benefits to be paid in connection with the elimination of an estimated equivalent of 146 full-time inserter positions at Le Journal de Montréal in 2007. As a result, Sun Media has accrued termination benefits of $910. As at December 31, 2006, no payments have been made.
(b)	Restructuring of news production operations
In June 2006, Sun Media announced a plan to restructure its news production operations by introducing new content management technologies and streamlining the news gathering process. During 2006, the Company recorded severance costs of $2,881 relating to the elimination of the equivalent of 85 full-time editorial positions in operations across the organization. As at December 31, 2006, payments of $2,554 have been made.
(c)	General workforce reductions
During 2006, Sun Media implemented a voluntary workforce reduction program at the London Free Press and several smaller involuntary workforce reduction programs, primarily impacting the Toronto Sun and Bowes Publishers. The Company has recorded termination benefits of $3,176 for the elimination of an equivalent of 98 full-time positions relating to these workforce reduction initiatives. As at December 31, 2006, payments of $1,571 have been made.
4.	FINANCIAL EXPENSES

	2004	2005	2006

Interest on long-term debt	$41,105	$40,574	$47,053
Unrealized loss on derivative financial instruments	21,277	10,926	3,586
Unrealized foreign currency translation gain on a portion of Senior Notes	(14,950)	(7,628)	(2,896)
Amortization of deferred asset relating to ineffective hedge	452	802	1,012
Amortization of deferred financing costs	1,604	1,399	1,475
Loss on voluntary repayment of debt (note 10(a))	551	—	514
Other	1,099	665	(209)

Total financial expenses	$51,138	$46,738	$50,535

5.	INCOME TAXES
The Company’s income tax expense (recovery) is comprised of the following:

	2004	2005	2006

Current income taxes	$2,231	$1,066	$1,055
Future income taxes	2,334	2,281	(11,182)

Income tax expense (recovery)	$4,565	$3,347	$(10,127)

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
The following table reconciles the difference between the statutory tax rate and the effective tax rate used by the Company and its subsidiaries in the determination of income:

	2004	2005	2006

Statutory tax rate — Ontario	36.1%	36.1%	36.1%
Effect of provincial tax rate differences	(1.9)%	(1.8)%	(2.3)%

National statutory tax rate	34.2%	34.3%	33.8%
Increase (reduction) resulting from:
Effect of non-taxable income	(31.8)%	(34.2)%	(43.9)%
Effect of non-deductible charges and/or other tax rate differences	(0.4)%	0.6%	(1.0)%
Change in valuation allowance	—	0.8%	1.8%
Large corporation taxes	0.8%	0.7%	—

Effective tax rate	2.8%	2.2%	(9.3)%

The tax effects of significant items which result in the Company’s net future tax assets (liabilities) are as follows:

	2005	2006

Future income tax assets (liabilities):
Loss carryforwards	$9,671	$39,341
Property, plant and equipment	(20,596)	(14,857)
Accounts payable, accrued charges and deferred revenue	5,395	6,172
Reserve for restructuring of operations	1,225	4,359
Pension plan liability and post-retirement benefits	6,711	5,263
Goodwill and intangible assets	(63)	(1,535)
Other	1,729	3,433

	4,072	42,176
Valuation allowance	(1,860)	(4,241)

Net future income tax assets	$2,212	$37,935

The current and long-term future income tax assets and liabilities are presented in the consolidated balance sheet as follows:

	2005	2006

Future income tax assets:
Current	$6,222	$26,869
Long-term	32,664	34,047

	38,886	60,916
Future income tax liabilities:
Long-term	(36,674)	(22,981)

Net future income tax assets	$2,212	$37,935

The valuation allowances of $1,860 and $4,241 as at December 31, 2005 and 2006, respectively, relate to capital losses arising during the year. Subsequent recognition of the tax benefit relating to this valuation allowance, if any, would be reported in the consolidated statement of income.
In 2005, the Company determined that a future income tax liability of $10,200 recorded on the acquisition of Sun Media Corporation on January 7, 1999, was no longer required. Accordingly, the benefit recognized on the reversal of this liability was applied against the unamortized goodwill relating to the acquisition.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
On September 30, 2006, Sun Media’s ultimate parent company, Quebecor Inc., transferred to the Company $74,171 of non-capital tax losses in exchange for net cash consideration of $16,142. This transaction was recorded at the exchange amount. As a result, the Company recorded an income tax asset of $24,542 and the difference of $8,400 between the net cash consideration and the income tax asset was recorded as a deferred credit, included in accounts payable and accrued liabilities, which will reduce the income tax expense in the future as these tax deductions are used.
As at December 31, 2006, the Company had federal operating loss carryforwards for income tax purposes available to reduce future taxable income of $106,383, which expire as follows:

Operating loss
Year Ending	carryforwards

2009	$56
2010	198
2014	38
2015	12,836
2026	93,255

$106,383

6.	INVESTMENT IN AND CONVERTIBLE OBLIGATIONS ISSUED TO QUEBECOR MEDIA INC.
On January 14, 2005, Sun Media sold $150,000 of its investment in the Cumulative First Preferred Shares of Quebecor Media and used the proceeds to redeem $150,000 of its convertible obligations. In addition, the Company issued a new convertible obligation to Quebecor Media in the amount of $255,000 (“2020 Convertible Obligation Issue”). This new convertible obligation matures on January 14, 2020, bears interest at 10.5% payable semi-annually and otherwise has terms and conditions substantially similar to its existing convertible obligations. The Company used the proceeds from the 2020 Convertible Obligation Issue to invest in an additional $255,000 of Quebecor Media Preferred Shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its existing Preferred Shares in Quebecor Media.
As a result of the transactions completed on January 14, 2005, the Company’s investment in Quebecor Media Preferred Shares and the principal balance of its convertible obligations was $1,245,000 as at December 31, 2005.
On June 12, 2006, Sun Media sold $255,000 of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media, and used the proceeds to redeem $255,000 of its 2007 convertible obligation issue. In addition, the Company issued a new convertible obligation to Quebecor Media in the amount of $120,000 (“2021 Convertible Obligation Issue”). This new convertible obligation matures on June 12, 2021, bears interest at 10.5% payable semi-annually and otherwise has terms and conditions substantially similar to existing convertible obligations. The Company used the proceeds from the issuance of the 2021 Convertible Obligation Issue to invest in an additional $120,000 of Quebecor Media Series F Cumulative First Preferred Shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its Preferred Shares of Quebecor Media.
On December 28, 2006, Sun Media sold $500,000 of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media, and used the proceeds to redeem $385,000 of its 2007 convertible obligation issue and $115,000 of its 2008 convertible obligation issue. In addition, Sun Media sold $55,000 of its investment in the Series F Cumulative First Preferred Shares of Quebecor Media and used the proceeds to redeem $55,000 of its 2020 convertible obligation issue.
As a result of the transactions completed on June 12, 2006 and December 28, 2006, the Company’s investment in Quebecor Media Preferred Shares and the principal balance of its convertible obligations was $555,000 as at December 31, 2006.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
The following tables summarize the Company’s issuance of convertible obligations and their maturities, and investments in Quebecor Media Preferred Shares:

	Convertible Obligation Issue

	2007	2008	2020	2021	Total

Issue or Redemption Date

Balance — January 1, 2004	$1,240,000	$350,000	$—	$—	$1,590,000
January 14, 2004	(450,000)	—	—	—	(450,000)

Balance — December 31, 2004	790,000	350,000	—	—	1,140,000
January 14, 2005	(150,000)	—	255,000	—	105,000

Balance — December 31, 2005	640,000	350,000	255,000	—	1,245,000
June 12, 2006	(255,000)	—	—	120,000	(135,000)
December 28, 2006	(385,000)	(115,000)	(55,000)	—	(555,000)

Balance — December 31, 2006	$—	$235,000	$200,000	$120,000	$555,000

	Quebecor Media Preferred Shares

	12.5%	10.85%
	Series A	Series F	Total

Issue or Redemption Date
Balance — January 1, 2004	$1,590,000	$—	$1,590,000
January 14, 2004	(450,000)	—	(450,000)

Balance — December 31, 2004	1,140,000	—	1,140,000
January 14, 2005	(150,000)	255,000	105,000

Balance — December 31, 2005	990,000	255,000	1,245,000
June 12, 2006	(255,000)	120,000	(135,000)
December 28, 2006	(500,000)	(55,000)	(555,000)

Balance — December 31, 2006	$235,000	$320,000	$555,000

During the year ended December 31, 2006, the interest expense on the convertible obligations amounted to $135,937 (2004 — $143,333; 2005 — $146,376). For the year ended December 31, 2006, the total interest paid on the convertible obligations was $175,886 (2004 — $166,452; 2005 — $142,749). As at December 31, 2006, the unpaid interest on the convertible obligations was $28,948 (December 31, 2005 — $68,897).
During the year ended December 31, 2006, dividends of $140,005 (2004 — $147,462; 2005 — $150,710) were declared on the Cumulative First Preferred Shares of Quebecor Media. For the year ended December 31, 2006 Sun Media received payments of dividend income of $181,091 (2004 — $171,246; 2005 — $146,923) from Quebecor Media. As at December 31, 2006, the unpaid dividend receivable from Quebecor Media was $29,852 (December 31, 2005 — $70,938).
7.	INVESTMENT IN AND CONVERTIBLE OBLIGATION ISSUED TO SUN TV
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
On December 20, 2006, Sun Media sold $2,925 of its investment in SUN TV Preferred Shares and used the proceeds to redeem $2,925 of its convertible obligation. As at December 31, 2006, the Company’s investment in SUN TV Preferred Shares and the principal balance of its convertible obligations was $34,375.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
During the year ended December 31, 2006, interest expense on the convertible obligation amounted to $3,897 (2005 —$1,856). As at December 31, 2006 the unpaid interest on the convertible obligation was $109 (2005 — $129).
During the year ended December 31, 2006, dividends of $4,026 (2005 — $1,918) were declared on the SUN TV Preferred Shares. As at December 31, 2006, the unpaid dividend receivable from SUN TV was $112 (2005 — $133).
8.	PROPERTY, PLANT AND EQUIPMENT

	2005

		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$19,184	$—	$19,184
Buildings	108,048	(34,217)	73,831
Machinery and equipment	255,369	(177,727)	77,642
Projects under development	3,458	—	3,458

Total	$386,059	$(211,944)	$174,115

	2006

		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$19,116	$—	$19,116
Buildings	108,251	(37,400)	70,851
Machinery and equipment	267,338	(207,192)	60,146
Projects under development	5,567	—	5,567

Total	$400,272	$(244,592)	$155,680

9.	INTANGIBLE AND OTHER ASSETS

	2005	2006

Deferred financing fees, net of amortization	$7,664	$6,384
Deferred asset relating to ineffective hedge, net of amortization	11,660	10,648
Customer relationships, net of accumulated amortization of $3,363 (2005 — $2,200)	8,780	8,107
Non-competition agreements, net of accumulated amortization of $5,000 (2005 — $3,622)	1,378	350
Deferred pension (note 15)	720	4,750
Other	1,578	2,064

Total	$31,780	$32,303

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
10.	LONG-TERM DEBT

	Effective Interest Rate	Years of
	as at December 31	Maturity	2005	2006

Term Loan B Credit Facility (a)	7.13%	2008-2009	$231,059	$211,374
Term Loan C Credit Facility (a)	5.85%	2009	—	39,304
Senior Notes (b)	7.88%	2013	235,201	236,039

Total debt			466,260	486,717
Less current portion			2,675	3,080

Total long-term debt			$463,585	$483,637

(a)	Credit Facilities
The Company’s Credit Facilities, amended on January 17, 2006, are comprised of (i) a revolving credit facility amount to $75,000, maturing February 7, 2008, a Term Loan B Credit Facility amounting to US$230,000 maturing February 7, 2009, and Term Loan C Credit Facility amounting to $40,000 maturing February 7, 2009. The Credit Facilities are collateralized by liens on all of the property and assets of the Company and its operating subsidiaries owned or acquired thereafter. The Credit Facilities contain covenants that restrict the declaration and payment of dividends and certain other distributions, as well as financial ratios. Any amount borrowed under the revolving credit facility bears interest at Canadian bankers’ acceptance and/or Canadian prime rate plus an applicable margin determined by financial ratios. Advances under the Term Loan B Credit Facility bear interest at LIBOR plus a margin of 1.75% per annum, or at U.S. prime rate plus a margin of 0.75% per annum. Advances under the Term Loan C Credit Facility bear interest at bankers’ acceptance plus a margin of 1.50% per annum, or at Canadian prime rate plus a margin of 0.50% per annum. Sun Media has fully hedged the foreign currency risk associated with the Term Loan B by using cross-currency interest rate swaps under which all payments were set in Canadian dollars.
On December 29, 2006, the Company made a partial prepayment of US$15,000 of its Term Loan B Credit Facility and unwound a related portion of its hedging contract. As a result, the Company recorded a loss on voluntary repayment of debt of $514, including the write-off of deferred financing fees.
As of December 31, 2006, no amount had been drawn on the revolving credit facility.
(b)	Senior Notes
The Senior Notes were issued at discount for net proceeds of US$201,500, before issuance fees of US$4,100. These notes bear interest at a rate of 7.625% and mature on February 15, 2013. The Senior Notes contain certain restrictions applicable to the Company, including limitations on its ability to incur additional indebtedness. The Senior Notes are unsecured and are guaranteed by certain subsidiaries of the Company. Sun Media has fully hedged the foreign currency risk associated with the Senior Notes by using cross-currency interest rate swaps and a foreign exchange forward contract, under which all payments were set in Canadian dollars. The notes are redeemable, in whole or in part, at any time on or after February 15, 2008, at specified redemption prices.
(c)	Principal repayments
Principal repayments on long-term debt over the next five years are as follows:

2007	$3,080
2008	3,080
2009	244,114

$250,274

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
There are no principal repayments for the Senior Notes over the next five years.
11.	OTHER LIABILITIES

	2005	2006

Derivative financial instruments	$165,714	$159,458
Pension and post-retirement liabilities (note 15)	20,388	21,283
Other	2,792	2,234

	$188,894	$182,975

12.	CAPITAL STOCK
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
On January 17, 2006 the $40,000 proceeds of the new Term Loan C Credit Facility were paid to Quebecor Media and accounted for as a reduction in paid—up capital of the Class A Common Shares of the Company.
Dividends
The dividends declared and paid by the Company for the year ended December 31, 2006 totalled $95,500 or $75.73 per share (2004 — $135,115 or $107.15 per share; 2005 — $169,653 or $134.54 per share).
Quebecor Media stock option plan
Under a stock option plan established by Quebecor Media, 6,185,714 Common Shares of Quebecor Media were set aside for officers, senior employees, directors and other key employees of Quebecor Media and its subsidiaries. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the five-day weighted average closing price ending on the day preceding the date of grant of the Common Shares of Quebecor Media on the stock exchanges where such shares are listed at the time of grant. Unless authorized by the Quebecor Media Compensation Committee in the context of a change of control, no options may be exercised by an optionee if the shares of Quebecor Media have not been listed on a recognized stock exchange. If the Common Shares of Quebecor Media have not been so listed on March 1, 2008, optionees may exercise, from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1, to December 30 of each year, starting March 1, 2008, their right to receive an amount in cash equal to the difference between the fair market value, as determined by Quebecor Media’s Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, Common Shares of Quebecor Media. Except under specific circumstances, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
of the date of grant; and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of grant.
The following table provides summary information on outstanding options granted to the Company’s employees, directors and officers, under the Quebecor Media plan as at December 31, 2005 and 2006:

	2005		2006

		Weighted		Weighted
		average		average
	Options	exercise price	Options	exercise price

Balance at beginning of year	741,593	$16.77	759,665	$17.17
Granted	30,147	27.86	100,906	30.47
Cancelled	(12,075)	19.46	(82,951)	20.22

Balance at end of year	759,665	$17.17	777,620	$18.57

Vested options at end of year	291,619	$16.45	450,605	$16.52

The following table gives summary information on outstanding options as at December 31, 2006:

	Outstanding options			Options exercisable

		Weighted	Weighted		Weighted
Range of		average years	average		average
exercise price	Number	to maturity	exercise price	Number	exercise price

$15.00 — $21.00	605,504	5.4	$16.07	422,589	$16.09
$21.01 — $31.00	172,116	8.3	27.32	28,016	23.04

$15.00 - $31.00	777,620	6.1	$18.57	450,605	$16.52

For the year ended December 31, 2006, compensation expense of $5,341 (2004 — $4,114; 2005 — $2,824) has been recorded by the Company in wages and employee benefits expense for options issued to its employees under the Quebecor Media plan.
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
On February 7, 2003, the Company entered into forward contracts to hedge foreign exchange fluctuations related to the principal amount of its Senior Notes (note 10). These contracts have the effect of converting the Company’s obligation to make a principal payment on maturity of the Senior Notes from US$205,000 to Cdn$312,154.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
The Company also entered into cross-currency interest rate swaps to hedge foreign exchange fluctuations related to (i) the interest on the Senior Notes and (ii) the principal and interest on the portion of the Term Loan B Credit Facility denominated in a foreign currency. The effect of these agreements is to convert the Company’s obligation to service interest and principal payments on the debt from U.S. dollars to Canadian dollars, as follows:
Cross-currency interest rate swaps and forward contracts:
As at December 31, 2006

							Annual
		Annual			Exchange rate on	Cdn$	effective
		interest			interest and	equivalent	interest rate
Debt	Period	rate on	Notional		principal payments	of notional	on Cdn$
instrument	covered	US$ amount	amount		(Cdn$ per US$1.00)	amount	equivalent

Senior Notes	2003 — 2008	7.625%	US$	155,000	1.5227	$236,019	8.17%

Senior Notes	2008 — 2013	7.625%	US$	155,000	1.5227	$236,019	Bankers’ acceptances 3 months +3.696%

Senior Notes	2003 — 2013	7.625%	US$	50,000	1.5227	$76,135	Bankers’ acceptances 3 months +3.696%

Term Loan B Credit Facility	2003 — 2009	LIBOR +1.75%	US$	181,375	1.5175	$275,237	Bankers’ acceptances 3 months +2.29%
The cross-currency interest rate swaps related to the Senior Notes include an option that allows each party to unwind the transaction on February 15, 2008, at the then-market value.
(c)	Fair values
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.
The carrying value and estimated fair value of the Company’s debt and financial instruments, as at December 31, are as follows:

	2005

	Carrying Amount	Fair Value

Term Loan B Credit Facility	$231,059	$231,059
Senior Notes	235,201	244,971
Derivative financial instruments (note 11)	165,714	186,512

	$631,974	$662,542

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)

	2006

	Carrying Amount	Fair Value

Term Loan B Credit Facility	$211,374	$211,374
Term Loan C Credit Facility	39,304	39,304
Senior Notes	236,039	242,192
Derivative financial instruments (note 11)	159,458	176,096

	$646,175	$668,966

The fair market value of the Term Loan B and Term Loan C Credit Facilities are estimated to approximate carrying values as rates are tied to short-term indices and the fair value of the Senior Notes are estimated based on their quoted market prices. The fair values of derivative instruments are estimated using year-end market rates and reflect the amount the Company would receive or pay if the instruments were closed out at those dates.
The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, convertible obligations and other liabilities in the consolidated balance sheet approximate fair values because of the short-term maturity of these instruments.
14.	RELATED PARTY TRANSACTIONS
The Company has earned revenue for advertising and other services, and incurred expenses for purchases and services, with related companies under common control in the normal course of operations. Those transactions were concluded and accounted for at the exchange amount and are summarized as follows:

	2004	2005	2006

Revenues	$10,933	$12,527	$15,401
Accounts receivable	1,793	1,903	5,347
Purchases and services	20,179	27,279	31,522
Accounts payable	12,320	17,752	23,458
Revenues include $2,197 of barter advertising with related parties (2004 — $1,496; 2005 — $2,852).
For the year ended December 31, 2006, the Company paid Quebecor Media management fees of $8,685 (2004 — $6,600; 2005 — $9,100), which is reflected in other operating expenses. As at December 31, 2006, there was no outstanding balance relating to these fees (2005 — $nil).
15.	PENSION PLANS AND POST-RETIREMENT BENEFITS
The Company maintains various flat-benefit plans and various final-pay plans with an indexation feature from 0% to 2.0% and defined contribution plans. The Company’s policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company’s numerous pension plans were performed at different dates in the last three years and the next required valuations will be performed at various dates over the next three years.
The Company provides post-retirement benefits to eligible employees. The costs of these benefits, which are principally health care, are accounted for during the employee’s active service period.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
The following tables give a reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets for the years ended December 31, 2005 and 2006, and a statement of the funded status as at those dates.
(a)	Change in benefit obligations

	Pension Benefits		Post-retirement Benefits

	2005	2006	2005	2006

Benefit obligations at beginning of year	$243,266	$292,727	$25,809	$26,688
Service cost	7,021	10,387	1,408	1,888
Interest cost	15,065	15,197	1,599	1,184
Plan participants’ contributions	4,359	4,887	—	—
Plan amendments	—	—	—	(2,950)
Curtailment gain	—	—	(2,369)	—
Actuarial loss	29,947	404	1,122	—
Benefits and settlements paid	(6,931)	(11,108)	(881)	(1,917)

Benefit obligations at end of year	$292,727	$312,494	$26,688	$24,893

(b)	Change in plan assets

	Pension Benefits		Post-retirement Benefits

	2005	2006	2005	2006

Fair value of plan assets at beginning of year	$223,391	$255,461	$—	$—
Actual return on plan assets	22,755	35,719	—	—
Employer contributions	11,887	13,581	—	—
Plan participants’ contributions	4,359	4,887	—	—
Benefits and settlements paid	(6,931)	(11,108)	—	—

Fair value of plan assets at end of year	$255,461	$298,540	$—	$—

The plan assets are comprised of:

	2005	2006

Equity securities	52.2%	59.2%
Debt securities	47.4%	38.1%
Other	0.4%	2.7%

	100.0%	100.0%

As at December 31, 2006, plan assets included shares of Quebecor Inc., representing an amount of $1,724 (2005 — $1,382).

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
(c)	Reconciliation of funded status

	Pension Benefits		Post-retirement Benefits

	2005	2006	2005	2006

Excess of benefit obligations over fair value of plan assets at end of year	$(37,266)	$(13,954)	$(26,688)	$(24,893)
Unrecognized actuarial loss	39,280	21,444	7,269	7,003
Unrecognized prior service cost	7,073	6,367	(969)	(3,393)
Valuation allowance	(8,367)	(9,107)	—	—

Net amount recognized	$720	$4,750	$(20,388)	$(21,283)

Included in the above benefit obligations and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension Benefits		Post-retirement Benefits

	2005	2006	2005	2006

Benefit obligations	$(214,793)	$(228,779)	$(26,688)	$(24,893)
Fair value of plan assets	177,135	208,832	—	—

Funded status — plan deficit	$(37,658)	$(19,947)	$(26,688)	$(24,893)

Amounts recognized in the consolidated balance sheets are as follows:

	Pension Benefits		Post-retirement Benefits

	2005	2006	2005	2006

Accrued benefit liability (note 11)	$—	$—	$(20,388)	$(21,283)
Prepaid benefit costs (note 9)	720	4,750	—	—

Net amount recognized	$720	$4,750	$(20,388)	$(21,283)

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
(d)	Components of the net benefit costs are as follows:

	Pension Benefits			Post-retirement Benefits

	2004	2005	2006	2004	2005	2006

Service cost	$6,208	$7,021	$10,387	$1,142	$1,408	$1,888
Interest cost	14,615	15,065	15,197	1,398	1,599	1,184
Curtailment gain	—	—	—	—	(1,619)	—
Actual return on plan assets	(18,045)	(22,755)	(35,719)	—	—	—
Plan amendment	—	—	—	—	—	(2,950)
Current actuarial loss (gain)	(2,221)	29,947	404	2,416	1,122	—
Current prior service costs	270	—	—	—	—	—

Elements of net benefit costs, before adjustments to recognize the long-term nature of benefit costs and valuation allowance	827	29,278	(9,731)	4,956	2,510	122

Difference between actual and expected return on plan assets	2,502	5,651	16,822	—	—	—
Deferral of actuarial loss (gain) on accrued benefit obligation	2,221	(29,947)	(404)	(2,416)	(1,122)	—
Deferral of past service costs	(270)	—	—	—	—	2,950
Amortization of net actuarial loss (gain)	1,195	438	1,418	65	(48)	266
Amortization of past service costs (benefits)	706	706	708	(286)	(286)	(526)

Total adjustments to recognize the long-term nature of benefit costs	6,354	(23,152)	18,544	(2,637)	(1,456)	2,690

Change in valuation allowance	723	30	740	—	—	—

Net benefit costs	$7,904	$6,156	$9,553	$2,319	$1,054	$2,812

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
The expense related to defined contribution pension plans amounted to $3,019 for the year ended December 31, 2006 (2004 — $3,459; 2005 — $3,394).
Also the total cash amount paid or payable for employee future benefits for all plans is $18,517 for the year ended December 31, 2006 (2004 — $16,144; 2005 — $16,162).
The weighted average rates used in the measurement of the Company’s benefit obligations are as follows:

	Pension Benefits			Post-retirement Benefits

	2004	2005	2006	2004	2005	2006

Discount rate	6.00%	5.00%	5.00%	6.00%	5.00%	5.00%
Rate of compensation increase	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
The weighted average rates used in the measurement of the Company’s current pension expense is as follows:

	Pension Benefits			Post-retirement Benefits

	2004	2005	2006	2004	2005	2006

Discount rate	6.25%	6.00%	5.00%	6.25%	6.00%	5.00%
Expected return on plan assets	7.75%	7.50%	7.25%	—%	—%	—%
Rate of compensation increase	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligations was 8.6%. The cost, as per an estimate, is expected to decrease gradually for the next nine years to 5.0% and remain at that level thereafter. A one-percentage point change in the assumed health care cost trend would have the following effects:

	Post-retirement Benefits

Sensitivity Analysis	1% increase	1% decrease

Effect on service and interest costs	$522	$(393)
Effect on benefit obligation	$5,636	$(4,335)

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
16.	COMMITMENTS AND CONTINGENCIES
(a)	Leases and commitments
The Company rents premises and equipment under operating leases, which expire at various dates up to 2015. The 2006 rental expense for these operating leases was $6,989 (2004 — $6,808; 2005 — $6,830). The Company has also entered into long-term commitments to purchase services and capital equipment over periods which expire at various dates up to 2011. In addition, the Company has guaranteed a portion of residual values for certain leased assets under operating leases with various expiry dates between 2007 and 2011. Minimum payments under these arrangements for each of the next five years and thereafter are as follows:

		Other
Year Ending December 31	Leases	Commitments

2007	$6,122	$8,607
2008	5,506	3,075
2009	4,802	967
2010	3,743	15
2011	2,470	15
Thereafter	5,867	—

	$28,510	$12,679

(b)	Newsprint
Newsprint represents a significant input and component of operating costs for the Company. The Company uses one newsprint manufacturer to supply substantially all of its requirements, and entered into an agreement with this supplier which expired December 31, 2006. The Company is currently renegotiating this contract.
(c)	Management fee
In 2002, the Company began paying an annual management fee to Quebecor Media for services rendered to the Company pursuant to a five-year management services agreement, which expired on December 31, 2006. These services included internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. The agreement provided for an annual management fee. In 2006, the annual management fee was $8,685 (2004 — $6,600; 2005 — $9,100). In addition, Quebecor Media was entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. The agreement also provided that in no event may the fees and reimbursements paid to Quebecor Media for any given year exceed 1.5% of the Company’s consolidated revenues for such year. The Company intends to renew its management services agreement with Quebecor Media in 2007.
(d)	Legal actions
A number of legal actions against the Company are pending. In the opinion of management the outcome of these pending legal actions will not have a material adverse effect on the Company’s results of operations, liquidity or its financial position.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
17.	GUARANTEES
(a)	Operating leases
The Company has guaranteed a portion of the residual values of certain leased assets under operating leases with expiry dates between 2007 and 2011, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the expected fair value as estimated at the inception of the lease, the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. As at December 31, 2006, the maximum exposure to the Company in respect of these guarantees was $2,068 (2005 — $2,052). The Company has not recorded a liability associated with these guarantees, as it is unable to estimate potential payments pertaining to the guarantees of these leases. Historically, payments of this nature have not been significant.
(b)	Business and asset disposals
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
(c)	Senior notes
Under the terms of its Senior Notes, the Company has agreed to indemnify its lenders for the amount of changes in withholding tax laws which would reduce the amount of proceeds receivable by the noteholder per the terms of the Senior Notes. These indemnifications extend for the term of the Senior Notes and do not provide any limit on the maximum potential liability. Any amounts payable under the indemnity would increase the future effective cost of borrowing.
Due to the nature of the indemnification agreement, the Company is unable to estimate the maximum potential liability it could be required to pay to noteholders. Accordingly, no amount has been accrued in the consolidated financial statements with respect to the agreement.
(d)	Other indemnification agreements
In the normal course of its operations, the Company provides indemnification agreements to counterparties in transactions such as purchase contracts, service agreements, leasing transactions and licensing agreements. These indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The Company also provides indemnification agreements to its directors and officers as a result of litigation claims. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. Historically, the Company has not made any significant payments under such indemnification.
18.	SEGMENTED INFORMATION
Management determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that the Company’s newspaper divisions exhibit similar economic characteristics, with similar products, production processes, and classes of customers.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
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
Consolidated statements of income

	2004	2005	2006

Net income for the year per Canadian GAAP	$156,745	$141,927	$106,772
Adjustments:
Pension and post-retirement benefits (i)	4,601	(629)	209
Derivative financial instruments (iii)	6,812	8,225	10,520
Non-monetary transactions (iv)	—	1,826	(61)
Share-based payments (v)	—	—	(900)
Income taxes (vii)	(3,824)	8,247	(1,405)

Net income for the year per U.S. GAAP	$164,334	$159,596	$115,135

Consolidated statements of comprehensive income (vi)

	2004	2005	2006

Comprehensive income:
Net income as adjusted per U.S. GAAP	$164,334	$159,596	$115,135
Pension and post-retirement benefits (i)	(2,844)	(11,429)	11,963
Derivative financial instruments (iii)	(2,247)	47	913
Income taxes (vii)	1,678	5,516	(5,151)

Comprehensive income per U.S. GAAP	$160,921	$153,730	$122,860

Accumulated other comprehensive income

	2004	2005	2006

Cumulative adjustments:
Pension and post-retirement benefits (i)	$(9,203)	$(20,632)	$(25,440)
Derivative financial instruments	(2,401)	(2,354)	(1,441)
Income taxes (i)	3,955	9,471	9,658

Accumulated other comprehensive income per U.S. GAAP	$(7,649)	$(13,515)	$(17,223)

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
Consolidated shareholder’s equity

	2004	2005	2006

Shareholder’s equity per Canadian GAAP	$357,149	$329,423	$300,695
Cumulative adjustments:
Pension and post-retirement benefits (i)	(5,658)	(17,716)	(22,315)
Restructuring charges (ii)	(6,981)	(6,981)	(6,981)
Derivative instruments (iii)	(1,274)	6,998	18,431
Non-monetary transactions (iv)	—	1,826	1,765
Share-based payments (v)	—	—	(900)
Related party transactions (viii)	—	—	8,400
Income taxes (vii)	4,639	18,402	17,184

Shareholder’s equity per U.S. GAAP	$347,875	$331,952	$316,279

Consolidated balance sheet data

	December 31, 2005		December 31, 2006

	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP

Current assets	$254,550	$254,550	$214,280	$214,280
Goodwill	755,662	752,239	756,115	752,692
Future income tax asset	32,664	32,664	34,047	34,047
Other assets	31,780	20,911	32,303	17,427

Current liabilities	237,256	237,256	204,162	196,662
Future income tax liability	36,674	20,588	22,981	8,113
Long-term debt	463,585	426,743	483,637	439,625
Convertible obligations	1,282,300	1,282,300	589,375	589,375
Other liabilities	188,894	225,001	182,975	215,472
Total shareholder’s equity	329,423	331,952	300,695	316,279
Consolidated statements of cash flows
The disclosure of a subtotal of the amount of cash provided by operating activities before changes in non-cash operating working capital items in the consolidated statement of cash flows is allowed under Canadian GAAP while it is not allowed under U.S. GAAP.
(i)	Pension and post-retirement benefits
Under U.S. GAAP, Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans (SFAS158), was issued in 2006 and requires the recognition in the consolidated balance sheet of the over or under funded positions of defined benefit pension and other post-retirement plans, along with a corresponding non-cash adjustment, which is recorded in the accumulated other comprehensive loss. The recognition and disclosure provisions of SFAS158 are effective prospectively for fiscal years ended after December 15, 2006 and did not have an impact on the Company’s consolidated statements of income.
Under U.S. GAAP, for 2006 and prior years, if the accumulated benefit obligation exceeded the fair value of a pension plan’s assets, the Company was required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which was recorded in accumulated other comprehensive loss. The additional minimum liability concept has been eliminated with the adoption of SFAS158.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
As a result of the adoption of SFAS158, an adjustment of $11,433 (net of income taxes of $5,338) was recorded as a component of the ending balance of accumulated comprehensive income to reflect the unfunded status of benefit plans and the reversal of the minimum pension liability that was recognized in accordance with the SFAS87.
Under Canadian GAAP, a company is not required to recognize the over or under funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets.
(ii)	Restructuring charges
In respect of the 1999 acquisition of Sun Media, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under U.S. GAAP.
(iii)	Derivative financial instruments
Under U.S. GAAP, Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, (SFAS133), establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the consolidated balance sheet at fair value. In accordance with SFAS133, for derivative instruments designated as fair value hedges, changes in the fair value of the derivative instruments are substantially offset in the consolidated statements of income by changes in the fair value of the hedged item. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in other comprehensive income (loss) until it is recognized in income during the same period in which the hedged item affects income, while the current ineffective portion of hedges is recognized in the consolidated statements of income each period.
Under Canadian GAAP, derivative financial instruments are accounted on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.
Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative financial instruments and hedge accounting.
(iv)	Non-monetary transactions
In April 2005, the Company exchanged a community publication for another community publication. Under U.S. GAAP, this exchange of businesses is recorded in accordance with Financial Accounting Standards No. 141, Business Combinations and the cost of the purchase is determined as the fair value of the consideration given or the fair value the net assets or equity interest received, whichever is more reliably measurable. Under Canadian GAAP, since this exchange of businesses is a non-monetary transaction, it is accounted for in accordance with CICA Handbook 3830, Non-monetary Transactions, and recorded at the carrying value of the asset or service given up in the exchange adjusted by any monetary consideration received or given.
Accordingly, under U.S. GAAP, this transaction resulted in a gain on disposal of the Company’s publication and also resulted in an increase of the purchase price of the publication acquired. A portion of the increase in purchase price was allocated to amortizable intangible assets for U.S. GAAP purposes, and it is being amortized over 10 years.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
(v)	Share-based payments
Under U.S. GAAP, the Company adopted Financial Accounting Standards No. 123R, Share-Based Payments (SFAS123R). In accordance with SFAS123R, the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards, and shall be remeasured at the end of each reporting period until settled. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic value of the stock option awards instead of the fair value.
(vi)	Comprehensive income
Comprehensive income is measured in accordance with Financial Accounting Standards No. 130, Reporting Comprehensive Income. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder’s equity and non-cash adjustments relating to the recognition in the consolidated balance sheet of the over or under funded positions of defined benefit and post-retirement plans, and the net gain or loss on derivative instruments designated as cash flow hedges net of taxes.
(vii)	Income taxes
This adjustment represents the tax impact of the U.S. GAAP adjustments. In 2005, the Company concluded that the realization of deferred income tax assets related to its derivative financial instruments was now considered “more likely than not”. Consequently, the tax benefits are recognized since that period in the consolidated statements of income and comprehensive income.
(viii)	Related party transactions
In 2006, the Company entered into a tax consolidation transaction by which Quebecor Inc., the ultimate parent company, transferred to the Company non-capital tax losses for net cash consideration of $16,142. Under Canadian GAAP, the transaction was recorded in accordance with CICA Handbook 3840, Related Party Transactions, and resulted in the recognition of a deferred credit of $8,400 in 2006, which will reduce future income tax expense as these tax deductions are used. Under U.S. GAAP, since this transaction related to an asset transfer from Quebecor Inc. to the Company, the difference between the carrying value of the tax deductions transferred and the cash consideration paid recognized in contributed surplus.
(ix)	Guaranteed debt
The consolidating information below has been presented in accordance with the requirements of the Securities and Exchange Commission.
The Company’s Senior Notes are guaranteed by certain subsidiaries of the Company (the “Subsidiary Guarantors”). The accompanying consolidating financial information as at December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 has been prepared in accordance with U.S. GAAP, which includes push-down accounting adjustments arising from a previous acquisition on January 7, 1999. The information under the column headed “Combined Guarantors” is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed “Sun Media”. Each Subsidiary Guarantor is wholly-owned by the Company. The non-guarantor subsidiaries, which are individually and in aggregate minor subsidiaries, have been included in the column headed “Sun Media”. All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law). The other U.S. GAAP adjusting entries already described above have been reflected in the appropriate column.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
CONSOLIDATING STATEMENT OF INCOME
For the year ended December 31, 2004

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated

REVENUES	$581,640	$314,596	$(8,087)	$888,149

OPERATING EXPENSES
Wages and employee benefits	217,163	116,341	—	333,504
Newsprint	64,376	40,322	—	104,698
Other operating expenses	151,510	74,078	(8,087)	217,501
Depreciation and amortization	14,672	11,366	—	26,038

	447,721	242,107	(8,087)	681,741

OPERATING INCOME	133,919	72,489	—	206,408

Financial expenses	50,799	(6,473)	—	44,326
Dividend income on preferred shares of Quebecor Media Inc.	(85,205)	(62,257)	—	(147,462)
Interest on convertible obligations to Quebecor Media Inc.	82,321	61,012	—	143,333
Gain on disposition of CP24	(8,000)	—	—	(8,000)

INCOME BEFORE THE UNDERNOTED ITEMS	94,004	80,207	—	174,211

Income tax expense	2,120	6,269	—	8,389
Equity earnings of combined guarantors	(73,938)	—	(73,938)	—
Equity loss on investment in SUN TV Company	147	—	—	147
Non-controlling interest	1,341	—	—	1,341

NET INCOME	$164,334	$73,938	$(73,938)	$164,334

CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the year ended December 31, 2004

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated

RETAINED EARNINGS, BEGINNING OF YEAR	$23,245	$238,085	$(238,085)	$23,245
Net income	164,334	73,938	(73,938)	164,334
Dividends	(135,115)	6,710	(6,710)	(135,115)
Recognition of prior year losses on related party transaction	1,259	—	—	1,259

RETAINED EARNINGS, END OF YEAR	$53,723	$318,733	$(318,733)	$53,723

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2004

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$164,334	$73,938	$(73,938)	$164,334
Items not involving cash:
Depreciation and amortization	14,672	11,366	—	26,038
Deferred income taxes	3,411	2,746	—	6,157
Non-controlling interest	1,341	—	—	1,341
Equity earnings of combined guarantors	(73,938)	—	73,938	—
Equity loss on investment in SUN TV Company	147	—	—	147
Gain on disposition of CP24	(8,000)	—	—	(8,000)
Other	4,407	(2,741)	—	1,666
Changes in non-cash operating working capital	72,667	(86,955)	—	(14,288)

Cash provided by operating activities	179,041	(1,646)	—	177,395

FINANCING ACTIVITIES
Redemption of convertible obligations to Quebecor Media Inc.	(450,000)	—	—	(450,000)
Dividends	(135,115)	—	—	(135,115)
Repayment of loans	(29,288)	—	—	(29,288)
Distributions to parent company	—	(2,623)	2,623	—
Other	(1,274)	—	—	(1,274)

Cash used in financing activities	(615,677)	(2,623)	2,623	(615,677)

INVESTING ACTIVITIES
Disposal of preferred shares of Quebecor Media Inc.	450,000	—	—	450,000
Business acquisitions	(3,675)	(417)	—	(4,092)
Decrease (increase) in temporary investments	1,523	14,857	—	16,380
Additions to property, plant and equipment	(12,700)	(6,120)	—	(18,820)
Proceeds from disposal of property, plant and equipment	296	332	—	628
Distributions received from combined guarantors	2,623		(2,623)	—
Other	(1,508)	—	—	(1,508)

Cash provided by investing activities	436,559	8,652	(2,623)	442,588

Increase (decrease) in cash and cash equivalents	(77)	4,383	—	4,306
Cash and cash equivalents — beginning of year	4,133	25,155	—	29,288

Cash and cash equivalents — end of year	$4,056	$29,538	$—	$33,594

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
CONSOLIDATING BALANCE SHEET
As at December 31, 2005

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,603	$21,217	$—	$22,820
Accounts receivable	91,126	47,282	—	138,408
Dividend receivable from Quebecor Media Inc.	29,281	41,657	—	70,938
Dividend receivable from SUN TV Company	133	—	—	133
Due from parent/guarantor subsidiaries	40,785	344,767	(385,552)	—
Inventories	7,589	3,700	—	11,289
Prepaid expenses	2,166	2,574	—	4,740
Deferred income taxes	5,749	473	—	6,222

TOTAL CURRENT ASSETS	178,432	461,670	(385,552)	254,550

INVESTMENT IN QUEBECOR MEDIA INC. PREFERRED SHARES	500,000	745,000	—	1,245,000
INVESTMENT IN SUN TV COMPANY	37,300	—	—	37,300
EQUITY INVESTMENT IN SUN TV COMPANY	8,781	—	—	8,781
INVESTMENTS IN GUARANTOR SUBSIDIARIES	1,639,640	—	(1,639,640)	—
PROPERTY, PLANT AND EQUIPMENT	92,343	81,772	—	174,115
GOODWILL	352,317	399,922	—	752,239
DEFERRED INCOME TAXES	(2,544)	35,208	—	32,664
INTANGIBLE AND OTHER ASSETS	13,195	7,716	—	20,911

TOTAL ASSETS	$2,819,464	$1,731,288	$(2,025,192)	$2,525,560

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$110,163	$29,979	$—	$140,142
Due to parent/guarantor subsidiaries	344,767	40,785	(385,552)	—
Income and other taxes payable	7,229	(787)	—	6,442
Interest payable to Quebecor Media Inc.	68,897	—	—	68,897
Interest payable to SUN TV Company	129	—	—	129
Deferred revenue	12,445	6,526	—	18,971
Current portion of long-term debt	2,675	—	—	2,675

TOTAL CURRENT LIABILITIES	546,305	76,503	(385,552)	237,256

LONG-TERM DEBT	426,743	—	—	426,743
DEFERRED INCOME TAXES	6,777	13,811	—	20,588
OTHER LIABILITIES	223,667	1,334	—	225,001
NON-CONTROLLING INTEREST	1,720	—	—	1,720
CONVERTIBLE OBLIGATIONS TO QUEBECOR MEDIA INC.	1,245,000	745,000	(745,000)	1,245,000
CONVERTIBLE OBLIGATIONS TO SUN TV COMPANY	37,300	—	—	37,300

TOTAL LIABILITIES	2,487,512	836,648	(1,130,552)	2,193,608

SHAREHOLDER’S EQUITY
Capital stock	301,801	492,366	(492,366)	301,801
Retained earnings	43,666	400,523	(400,523)	43,666
Contributed surplus	—	1,751	(1,751)	—
Other comprehensive income	(13,515)	—	—	(13,515)

TOTAL SHAREHOLDER’S EQUITY	331,952	894,640	(894,640)	331,952

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$2,819,464	$1,731,288	$(2,025,192)	$2,525,560

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
CONSOLIDATING STATEMENT OF INCOME
For the year ended December 31, 2005

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated

REVENUES	$610,733	$314,136	$(9,242)	$915,627

OPERATING EXPENSES
Wages and employee benefits	229,275	117,607	—	346,882
Newsprint	65,218	38,964	—	104,182
Other operating expenses	176,631	75,628	(9,242)	243,017
Depreciation and amortization	16,962	13,393	—	30,355

	488,086	245,592	(9,242)	724,436

OPERATING INCOME	122,647	68,544	—	191,191

Financial expenses	47,330	(8,818)	—	38,512
Dividend income on preferred shares of Quebecor Media Inc.	(62,954)	(87,756)	—	(150,710)
Interest on convertible obligations to Quebecor Media Inc.	60,448	85,928	—	146,376
Dividend income on preferred shares of SUN TV Company	(1,918)	—	—	(1,918)
Interest on convertible obligations to SUN TV Company	1,856	—	—	1,856
Gain on disposition of publication	(1,856)	—	—	(1,856)

INCOME BEFORE THE UNDERNOTED ITEMS	79,741	79,190	—	158,931

Income tax expense (recovery)	(2,300)	(2,600)	—	(4,900)
Equity earnings of combined guarantors	(81,790)	—	81,790	—
Equity loss on investment in SUN TV Company	2,747	—	—	2,747
Non-controlling interest	1,488	—	—	1,488

NET INCOME	$159,596	$81,790	$(81,790)	$159,596

     CONSOLIDATING STATEMENT OF RETAINED EARNINGS
     For the year ended December 31, 2005

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated

RETAINED EARNINGS, BEGINNING OF YEAR	$53,723	$318,733	$(318,733)	$53,723
Net income	159,596	81,790	(81,790)	159,596
Dividends	(169,653)	—	—	(169,653)

RETAINED EARNINGS, END OF YEAR	$43,666	$400,523	$(400,523)	$43,666

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2005

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$159,596	$81,790	$(81,790)	$159,596
Items not involving cash:
Depreciation and amortization	16,962	13,393	—	30,355
Deferred income taxes	(1,861)	(4,105)	—	(5,966)
Non-controlling interest	1,488	—	—	1,488
Equity earnings of combined guarantors	(81,790)	—	81,790	—
Equity loss on investment in SUN TV Company	2,747	—	—	2,747
Gain on disposition of publication	(1,856)	—	—	(1,856)
Other	(2,301)	(107)	—	(2,408)
Changes in non-cash operating working capital	89,252	(91,825)	—	(2,573)

Cash provided by operating activities	182,237	(854)	—	181,383

FINANCING ACTIVITIES
Issuance of convertible obligations to Quebecor Media Inc.	255,000	—	—	255,000
Redemption of convertible obligations to Quebecor Media Inc.	(150,000)	—	—	(150,000)
Issuance of convertible obligations to SUN TV Company	37,300	—	—	37,300
Issuance of convertible obligations to parent company		255,000	(255,000)	—
Dividends	(169,653)	—	—	(169,653)
Repayment of loans	(3,490)	—	—	(3,490)
Other	(1,737)	—	—	(1,737)

Cash used in financing activities	(32,580)	255,000	(255,000)	(32,580)

INVESTING ACTIVITIES
Investment in preferred shares of Quebecor Media Inc.	—	(255,000)	—	(255,000)
Disposal of preferred shares of Quebecor Media Inc.	150,000	—	—	150,000
Investment in preferred shares of SUN TV Company	(37,300)	—	—	(37,300)
Investment in guarantor subsidiaries	(255,000)		255,000	—
Business acquisitions	(271)	(1,791)	—	(2,062)
Additions to property, plant and equipment	(9,473)	(6,202)	—	(15,675)
Proceeds from disposal of property, plant and equipment	—	526	—	526
Other	(66)	—	—	(66)

Cash used in investing activities	(152,110)	(262,467)	255,000	(159,577)

Increase (decrease) in cash and cash equivalents	(2,453)	(8,321)	—	(10,774)
Cash and cash equivalents — beginning of year	4,056	29,538	—	33,594

Cash and cash equivalents — end of year	$1,603	$21,217	$—	$22,820

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
CONSOLIDATING BALANCE SHEET
As at December 31, 2006

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated

ASSETS
CURRENT ASSETS Cash and cash equivalents	$8,098	$(4,233)	$—	$3,865
Accounts receivable	90,551	49,558	—	140,109
Dividend receivable from Quebecor Media Inc.	—	29,852	—	29,852
Dividend receivable from SUN TV Company	112	—	—	112
Due from parent/guarantor subsidiaries	83,790	10,869	(94,659)	—
Inventories	5,355	3,237	—	8,592
Prepaid expenses	2,826	2,055	—	4,881
Deferred income taxes	26,211	658	—	26,869

TOTAL CURRENT ASSETS	216,943	91,996	(94,659)	214,280

INVESTMENT IN QUEBECOR MEDIA INC. PREFERRED SHARES	—	555,000	—	555,000
INVESTMENT IN SUN TV COMPANY	34,375	—	—	34,375
EQUITY INVESTMENT IN SUN TV COMPANY	3,745	—	—	3,745
INVESTMENTS IN GUARANTOR SUBSIDIARIES	1,030,505	—	(1,030,505)	—
PROPERTY, PLANT AND EQUIPMENT	83,703	71,977	—	155,680
GOODWILL	352,317	400,375	—	752,692
DEFERRED INCOME TAXES	(5,122)	39,169	—	34,047
INTANGIBLE AND OTHER ASSETS	10,270	7,157	—	17,427

TOTAL ASSETS	$1,726,736	$1,165,674	$(1,125,164)	$1,767,246

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$105,221	$36,201	$—	$141,422
Due to parent/guarantor subsidiaries	10,869	83,790	(94,659)	—
Income and other taxes payable	6,739	(2,976)	—	3,763
Interest payable to Quebecor Media Inc.	28,948	—	—	28,948
Interest payable to SUN TV Company	109	—	—	109
Deferred revenue	13,086	6,254	—	19,340
Current portion of long-term debt	3,080	—	—	3,080

TOTAL CURRENT LIABILITIES	168,052	123,269	(94,659)	196,662

LONG-TERM DEBT	439,625	—	—	439,625
DEFERRED INCOME TAXES	(3,204)	11,317	—	8,113
OTHER LIABILITIES	214,889	583	—	215,472
NON-CONTROLLING INTEREST	1,720	—	—	1,720
CONVERTIBLE OBLIGATIONS TO QUEBECOR MEDIA INC.	555,000	555,000	(555,000)	555,000
CONVERTIBLE OBLIGATIONS TO SUN TV COMPANY	34,375	—	—	34,375

TOTAL LIABILITIES	1,410,457	690,169	(649,659)	1,450,967

SHAREHOLDER’S EQUITY
Capital stock	261,801	292,362	(292,362)	261,801
Retained earnings	63,301	181,392	(181,392)	63,301
Contributed surplus	8,400	1,751	(1,751)	8,400
Other comprehensive income	(17,223)	—	—	(17,223)

TOTAL SHAREHOLDER’S EQUITY	316,279	475,505	(475,505)	316,279

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$1,726,736	$1,165,674	$(1,125,164)	$1,767,246

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
CONSOLIDATING STATEMENT OF INCOME
For the year ended December 31, 2006

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated

REVENUES	$627,369	$318,803	$(17,996)	$928,176

OPERATING EXPENSES
Wages and employee benefits	233,466	120,311	—	353,777
Newsprint	63,986	43,780	—	107,766
Other operating expenses	195,156	81,030	(17,996)	258,190
Depreciation and amortization	22,603	14,007	—	36,610
Restructuring charges	10,684	6,349	—	17,033

	525,895	265,477	(17,996)	773,376

OPERATING INCOME	101,474	53,326	—	154,800

Financial expenses	41,247	(1,232)	—	40,015
Dividend income on preferred shares of Quebecor Media Inc.	(61,815)	(78,190)	—	(140,005)
Interest on convertible obligations to Quebecor Media Inc.	59,416	76,521	—	135,937
Dividend income on preferred shares of SUN TV Company	(4,026)	—	—	(4,026)
Interest on convertible obligations to SUN TV Company	3,897	—	—	3,897

INCOME BEFORE THE UNDERNOTED ITEMS	62,755	56,227	—	118,982

Income tax expense (recovery)	(1,080)	(7,642)	—	(8,722)
Equity earnings of combined guarantors	(63,869)	—	63,869	—
Equity loss on investment in SUN TV Company	3,252	—	—	3,252
Impairment of equity investment in SUN TV Company	7,819	—	—	7,819
Non-controlling interest	1,498	—	—	1,498

NET INCOME	$115,135	$63,869	$(63,869)	$115,135

CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the year ended December 31, 2006

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated

RETAINED EARNINGS, BEGINNING OF YEAR	$43,666	$400,523	$(400,523)	$43,666
Net income	115,135	63,869	(63,869)	115,135
Dividends	(95,500)	(283,000)	283,000	(95,500)

RETAINED EARNINGS, END OF YEAR	$63,301	$181,392	$(181,392)	$63,301

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2006

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$115,135	$63,869	$(63,869)	$115,135
Items not involving cash:
Depreciation and amortization	22,603	14,007	—	36,610
Restructuring charges	7,659	5,119	—	12,778
Deferred income taxes	(2,135)	(7,642)	—	(9,777)
Non-controlling interest	1,498	—	—	1,498
Equity earnings of combined guarantors	(63,869)	—	63,869	—
Equity loss on investment in SUN TV Company	3,252	—	—	3,252
Impairment of equity investment in SUN TV Company	7,819	—	—	7,819
Other	(6,722)	(286)	—	(7,008)
Changes in non-cash operating working capital	(402,016)	386,459	—	(15,557)

Cash provided (used in) by operating activities	(316,776)	461,526	—	144,750

FINANCING ACTIVITIES
Borrowings on Term Loan C Facility, net of financing fees	39,604	—	—	39,604
Issuance of convertible obligations to Quebecor Media Inc.	120,000	—	—	120,000
Redemption of convertible obligations to Quebecor Media Inc.	(810,000)	—	—	(810,000)
Redemption of convertible obligations to SUN TV Company	(2,925)	—	—	(2,925)
Issuance of convertible obligations to parent company	—	120,000	(120,000)	—
Redemption of convertible obligations to parent company	—	(310,000)	310,000	—
Dividends	(95,500)	(283,000)	283,000	(95,500)
Repayment of loans and unwinding of hedging contracts	(26,553)	—	—	(26,553)
Reduction in paid-up capital	(40,000)	(200,000)	200,000	(40,000)
Other	(1,797)	—	—	(1,797)

Cash provided (used in) by financing activities	(817,171)	(673,000)	673,000	(817,171)

INVESTING ACTIVITIES
Investment in preferred shares of Quebecor Media Inc.	—	(120,000)	—	(120,000)
Disposal of preferred shares of Quebecor Media Inc.	500,000	310,000	—	810,000
Disposal of preferred shares of SUN TV Company	2,925	—	—	2,925
Investment in guarantor subsidiaries	673,000	—	(673,000)	—
Equity investment in SUN TV Company	(6,035)	—	—	(6,035)
Business acquisitions	(350)	(1,125)	—	(1,475)
Acquisition of non-capital losses	(16,142)	—	—	(16,142)
Additions to property, plant and equipment	(12,472)	(3,329)	—	(15,801)
Proceeds from disposal of property, plant and equipment	6	478	—	484
Other	(490)	—	—	(490)

Cash provided (used in) by investing activities	1,140,442	186,024	(673,000)	653,466

Increase (decrease) in cash and cash equivalents	6,495	(25,450)	—	(18,955)
Cash and cash equivalents — beginning of year	1,603	21,217	—	22,820

Cash and cash equivalents — end of year	$8,098	$(4,233)	$—	$3,865