Form 20-F/A
SUN MEDIA CORP
filed 2007-06-22
CIK 1036648

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
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
☐ Yes      ☑ No

AMENDMENT EXPLANATORY NOTE
Restatement of U.S. GAAP Reconciliation Note to Financial Statements Relating to
Accounting for Fair Value Hedge Relationships
     This Amendment No. 1 (this “Form 20-F/A”) to our Annual Report on Form 20-F for the year ended December 31, 2006 that was originally filed on March 28, 2007 (the “Original Filing”), is being filed to reflect a restatement of Note 19, “Material Differences Between Generally Accepted Accounting Principles (GAAP) in Canada and the United States”, as at December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006. In the context of its continuous review of accounting standards, Sun Media determined that corrections to previously reported financial information relating to the accounting of certain fair value hedge relationships were appropriate. Restated Note 19 also includes tables that set forth Sun Media’s previously reported and restated unaudited consolidated statements of income calculated in accordance with GAAP in the United States for each of the quarters in fiscal year 2006. Management of Sun Media is of the opinion that this restatement of U.S. GAAP financial information is appropriate to correct a misinterpretation of the applicable GAAP and has concluded that the restatement does not result from a deficiency in internal controls over financial reporting.
     For a description of the restatement, see “Material Differences Between Generally Accepted Accounting Principles (GAAP) in Canada and the United States — Restatement of U.S. GAAP Reconciliation Note to Financial Statements Relating to Accounting for Fair Value Hedge Relationships” in restated Note 19 to the accompanying audited consolidated financial statements in this Amendment No. 1. No adjustments are required to financial information prepared in accordance with GAAP in Canada due to the subject matter of the restatement. Although the financial statements in their entirety are included in this Amendment No. 1, only Note 19 has been modified from the Original Filing.
     This Amendment No. 1 amends and restates Item 3A, Item 5 (provided for convenience in its entirety although only the section “Operating and Financial Review and Prospects — Operating Results — Adjusted EBITDA” has been modified), Item 17 and Item 19 (for the inclusion of new certifications only) of the Original Filing and, except for such items, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing. The explanatory caption at the beginning of each item of this Amendment No. 1 sets forth the nature of the revisions to that item.
     Except for the certifications, this Amendment No. 1 speaks as of the filing date of the Original Filing.
     On the date hereof, we are also furnishing to the SEC a report on Form 6-K/A containing an amended and restated Quarterly Report for the three months ended March 31, 2007 and 2006, as well as restated unaudited quarterly financial statements.
     All references in this Amendment No. 1 to “Sun Media” or the “Company”, as well as use of the terms “we”, “us”, “our” or similar terms, are references to Sun Media Corporation, a company continued under the laws of British Columbia, and, unless the context otherwise requires, its subsidiaries and operating companies. All references in this Amendment No. 1 to “Quebecor Media” are references to Quebecor Media Inc., our indirect sole shareholder.
     Unless otherwise indicated, information provided in this Amendment No. 1, including all operating data presented, is as of December 31, 2006.
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

PART I
Item 3.— Key Information
     The U.S. GAAP “selected financial data” as at and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 set forth in this Item 3A has been revised to reflect the restatement described under “Amendment Explanatory Note”. Except for such revisions and cross-references to the relevant notes to our consolidated financial statements, this Item 3A has not been revised and does not reflect events or developments subsequent to the date of the Original Filing.
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

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except Adjusted EBITDA margin, ratio and operating data)
AMOUNTS UNDER CANADIAN GAAP
Statement of Income Data:

Revenues	$831,572	$845,922	$888,149	$915,627	$928.176
Operating expenses	612,127	621,168	660,304	693,452	719,042
Depreciation and amortization of intangible assets	26,530	27,582	26,038	30,324	36,549
Restructuring charges (1)	2,195	—	—	—	17,033

Operating income	190,720	197,172	201,807	191,851	155,552
Financial expenses (2)	33,493	43,950	51,138	46,738	50,535
Dividend income	(203,168)	(224,589)	(147,462)	(152,628)	(144,031)
Interest on convertible obligations	197,479	218,301	143,333	148,232	139,834
Income tax expense (recovery) (3)	(16,937)	(20,266)	4,565	3,347	(10,127)
Income from continuing operations	178,735	186,207	156,745	141,927	106,772
Net income	$180,741	$189,690	$156,745	$141,927	$106,772

Balance Sheet Data (at period end):
Cash and cash equivalents	$51,046	$29,288	$33,594	$22,820	$3,865
Total assets (4)	3,335,892	2,885,597	2,413,931	2,539,852	1,785,545
Total debt	2,465,147	2,141,687	1,624,324	1,748,560	1,076,092

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except Adjusted EBITDA margin, ratio and operating data)
Capital stock	301,801	301,801	301,801	301,801	261,801
Shareholder’s equity	555,991	334,260	357,149	329,423	300,695

Other Financial Data:
Cash provided by operating activities of continuing operations	$202,497	$225,045	$177,395	$181,383	$144,750
Cash (used in) provided by financing activities of continuing operations	240,628	(639,009)	(615,677)	(32,580)	(817,171)
Cash (used in) provided by investing activities of continuing operations	(431,912)	392,252	442,588	(159,577)	653,466
Adjusted EBITDA (unaudited) (5)	219,445	224,754	227,845	222,175	209,134
Adjusted EBITDA margin (unaudited) (5)	26.4%	26.6%	25.7%	24.3%	22.5%
Capital expenditures	9,920	14,309	18,820	15,675	15,801
Ratio of earnings to fixed charges (unaudited)(6)	5.6x	4.7x	4.7x	4.4x	3.0x

Operating Data (unaudited):
Monday to Friday paid circulation (7)	937,600	953,000	938,500	925,300	920,900
Saturday paid circulation (7)	1,004,300	1,002,900	947,900	929,200	921,100
Sunday paid circulation (7)	1,082,900	1,090,000	1,064,100	1,038,800	1,041,000
Paid daily publications (at period end)	15	17	17	17	17
Weekly publications (at period end)	175	171	167	167	171
Other publications (at period end)	18	18	18	22	23
Total publications (at period end)	208	206	202	206	211

	Year ended December 31,
	2002	2003	2004	2005	2006
		(restated) (8)	(restated) (8)	(restated) (8)	(restated) (8)
	(in thousands, except Adjusted EBITDA margin, ratio and operating data)
AMOUNTS UNDER U.S. GAAP(8)
Statement of Income Data:
Revenues	$831,572	$845,922	$888,149	$915,627	$928,176
Operating expenses	613,082	621,561	655,703	694,081	719,733
Depreciation and amortization of intangible assets	26,530	27,582	26,038	30,355	36,610
Restructuring charges (1)	2,195	—	—	—	17,033

Operating income	189,765	196,779	206,408	191,191	154,800
Financial expenses	31,800	48,387	53,633	48,423	51,428
Dividend income	(203,168)	(224,589)	(147,462)	(152,628)	(144,031)
Interest on convertible obligations	197,479	218,301	143,333	148,232	139,834
Income taxes (recovery) expense (3)	16,724	22,306	8,389	(8,224)	(10,281)
Income from continuing operations	179,260	183,537	155,027	153,009	105,281
Net income	$181,266	$187,020	$155,027	$153,009	$105,281

Balance Sheet Data (at period end):
Cash and cash equivalents	$51,046	$29,288	$33,594	$22,820	$3,865
Total assets (4)	3,385,388	2,878,892	2,397,041	2,525,560	1,767,246
Total debt	2,506,792	2,118,398	1,603,245	1,729,688	1,061,463

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except Adjusted EBITDA margin, ratio and operating data)
Capital stock	301,801	301,801	301,801	301,801	261,801
Shareholder’s equity	558,453	322,058	339,816	317,306	291,779

Other Financial Data (unaudited):
Adjusted EBITDA (5)	$218,490	$224,361	$232,446	$221,546	$208,443
Adjusted EBITDA margin (5)	26.3%	26.5%	26.2%	24.2%	22.5%
Ratio of earnings to fixed charges (6)	6.6x	5.6x	4.8x	4.4x	2.9x

(1)	During 2002, we implemented restructuring initiatives, which resulted in the termination of approximately 60 employees. The 2002 results include a charge of $2.2 million representing severance and other personnel-related costs relating to these initiatives.

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

(2)	During 2004, we determined that one of our financial instruments, used to hedge foreign exchange fluctuations on a portion of the principal and interest of our 7 5/[8]% Senior Notes due 2013, was no longer providing an effective hedge. Accordingly, we discontinued the application of hedge accounting for that financial instrument and the associated debt on April 1, 2004. For the year ended December 31, 2006, we recorded a loss on financial instruments of $3.6 million (2005 — $10.9 million; 2004 — $21.3 million), offset by an unrealized foreign currency translation gain of $2.9 million (2005 — $7.6 million; 2004 — $15.0 million) on the portion of our Senior Notes no longer considered hedged. Despite the Company’s discontinuation of hedge accounting for that financial instrument and the associated debt, as required by CICA Accounting Guideline AcG-13, Hedging Relationships, the Company believes that all of its financial instruments continue to adequately serve their original intended purpose of managing Sun Media’s exposure to fluctuations in foreign currency exchange rates.

(3)	The net cash receipts for income taxes on continuing operations were $3.7 million in the year ended December 31, 2002, $21.2 million in the year ended December 31, 2003, $10.7 million in the year ended December 31, 2004 and net cash payments were $1.3 million in the year ended December 31, 2005. Net cash payments were $2.3 million in the year ended December 31, 2006. The existence of cash tax receipts since 2002 is the result of transactions we entered into with Quebecor Media to reduce our tax obligations. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity and capital resource requirements — Purchase and/or sale of Preferred Shares of Quebecor Media and SUN TV and convertible obligations issued to and/or redeemed from Quebecor Media and Sun TV”.

(4)	Total assets as at December 31, 2006 include our investment in Quebecor Media and SUN TV Company preferred shares of $589.4 million. Our investment in Quebecor Media and SUN TV preferred shares was $1.950 billion, $1.590 billion, $1.140 billion and $1.282 billion as at December 31, 2002, 2003, 2004 and 2005, respectively. See Notes 6 and 7 to our audited consolidated financial statements included in “Item 17. Financial Statements” of this annual report.

(5)	We use the supplemental financial measure adjusted EBITDA to assess our operating results and financial performance. Adjusted EBITDA, and ratios using this measure, are not required by or recognized under Canadian GAAP or U.S. GAAP. We define adjusted EBITDA as net income before depreciation and amortization of intangible assets, financial expenses, dividend income, interest on convertible obligations to Quebecor Media and SUN TV, gains on dispositions of investments, gains on refinancing of long-term debt, restructuring charges, income taxes, equity and impairment losses, non-controlling interest and discontinued operations. Adjusted EBITDA and ratios using this measure are not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and this non-GAAP measure is not intended or designed to replace other financial operating performance measures or the statement of cash flows as a measure of liquidity. You should not consider this adjusted EBITDA in isolation from, or as a substitute for analysis of, our financial information reported under Canadian GAAP and U.S. GAAP. You should note that our definition of adjusted EBITDA may not be identical to similarly titled measures reported by other companies, limiting the usefulness of adjusted EBITDA as a comparative measure. We provide a reconciliation of adjusted EBITDA to net income and to cash provided by operating activities of continuing operations under Canadian GAAP and U.S. GAAP under “Item 5. Operating and Financial Review and Prospects — Operating Results — Adjusted EBITDA”.

(6)	For the purpose of calculating the ratios of earnings to fixed charges, (i) earnings consist of income from continuing operations before income tax (recovery) expense and non-controlling interest, plus fixed charges, and (ii) fixed charges consist of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense.

(7)	Circulation figures represent the average daily paid circulation for the period indicated and include only the 17 paid daily newspapers that we publish.

(8)	Refer to Note 19 of the audited consolidated financial statements for the year ended December 31, 2006.

Item 5. — Operating and Financial Review and Prospects
     The following operating and financial review provides information concerning the operating results and financial condition of Sun Media for the year ended December 31, 2006 and the major changes from the last financial year. Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs from U.S. GAAP in certain respects. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, and the extent to which these differences affect our consolidated financial statements, see Note 19 to our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006. This discussion should be read in conjunction with our audited consolidated financial statements and accompanying notes included in “Item 17. Financial Statements” of this annual report. This discussion contains forward-looking statements which are subject to a variety of factors that could cause actual results to differ materially from those expressed in, or contemplated by, these statements. See “Forward-Looking Statements” and “Item 3. Key Information — Risk Factors”.
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
Operating Results

	Year Ended December 31,
	2004	2005	2006
	(in millions, except adjusted EBITDA margin)
Revenues:
Advertising	$619.2	$647.2	$667.3
Circulation	170.3	164.3	158.1
Commercial printing, distribution and other	98.6	104.1	102.8

Total revenues	$888.1	$915.6	$928.2

	Year Ended December 31,
	2004	2005	2006
	(in millions, except adjusted EBITDA margin)
Operating Expenses:
Wages and employee benefits	$338.1	$346.3	$353.1
Newsprint	104.7	104.2	107.8
Other operating expenses	217.5	243.0	258.2

Total operating expenses before depreciation, amortization of intangible assets and restructuring charges	$660.3	$693.5	$719.1

Adjusted EBITDA	$227.8	$222.1	$209.1
Adjusted EBITDA margin (1)	25.7%	24.3%	22.5%
Net Income	$156.7	$141.9	$106.8

(1)	We define adjusted EBITDA margin as adjusted EBITDA as a percentage of total revenues.
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

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands)
RECONCILIATION UNDER CANADIAN GAAP

Net income	$180,741	$189,690	$156,745	$141,927	$106,772
Depreciation and amortization of intangible assets	26,530	27,582	26,038	30,324	36,549
Financial expenses	33,493	43,950	51,138	46,738	50,535
Dividend income on preferred shares of Quebecor Media Inc. and SUN TV Company	(203,168)	(224,589)	(147,462)	(152,628)	(144,031)
Interest on convertible obligations to Quebecor Media Inc. and SUN TV Company	197,479	218,301	143,333	148,232	139,834
Gain on disposition of CP24	—	—	(8,000)	—	—
Gain on refinancing of long-term debt	—	(7,463)	—	—	—
Restructuring charges	2,195	—	—	—	17,033
Income tax expense (recovery)	(16,937)	(20,266)	4,565	3,347	(10,127)
Equity loss on investment in SUN TV	—	—	147	2,747	3,252
Impairment of Equity Investment in SUN TV Company	—	—	—	—	7,819
Non-controlling interest	1,118	1,032	1,341	1,488	1,498
Discontinued operations	(2,006)	(3,483)	—	—	—

Adjusted EBITDA as defined	219,445	224,754	227,845	222,175	209,134
Financial expenses	(33,493)	(43,950)	(51,138)	(46,738)	(50,535)
Dividend income on preferred shares of Quebecor Media Inc. and SUN TV Company	203,168	224,589	147,462	152,628	144,031
Interest on convertible obligations to Quebecor Media Inc. and SUN TV Company	(197,479)	(218,301)	(143,333)	(148,232)	(139,834)
Restructuring charges paid	(2,195)	—	—	—	(4,255)
Current income taxes	21,687	10,851	(2,231)	(1,066)	(1,055)
Net unrealized loss on foreign currency translation and financial instruments	—	—	6,779	4,100	1,702
Other items not involving cash	645	1,894	1,698	1,718	1,810
Change in non-cash operating working capital, net of effects from acquisitions	(9,281)	25,208	(9,687)	(3,202)	(16,248)

Cash provided by operating activities of continuing operations	$202,497	$225,045	$177,395	$181,383	$144,750

	Year Ended December 31,
	2002	2003	2004	2005	2006
		(restated)	(restated)	(restated)	(restated)
		(1)	(1)	(1)	(1)
	(in thousands)
RECONCILIATION UNDER U.S. GAAP

Net income	$181,266	$187,020	$155,027	$153,009	$105,281
Depreciation and amortization of intangible assets	26,530	27,582	26,038	30,355	36,610
Financial expenses	31,800	48,387	53,633	48,423	51,428
Dividend income on preferred shares of Quebecor Media Inc. and SUN TV Company	(203,168)	(224,589)	(147,462)	(152,628)	(144,031)
Interest on convertible obligations to Quebecor Media Inc. and SUN TV Company	197,479	218,301	143,333	148,232	139,834
Gain on disposition of publication	—	—	—	(1,856)	—
Gain on disposition of CP24	—	—	(8,000)	—	—
Gain on refinancing of long-term debt	—	(7,583)	—	—	—
Restructuring charges	2,195	—	—	—	17,033
Income tax expense (recovery)	(16,724)	(22,306)	8,389	(8,224)	(10,281)
Equity loss on investment in SUN TV Company	—	—	147	2,747	3,252
Impairment of Equity Investment in SUN TV Company	—	—	—	—	7,819
Non-controlling interest	1,118	1,032	1,341	1,488	1,498
Discontinued operations	(2,006)	(3,483)	—	—	—

Adjusted EBITDA as defined	218,490	224,361	232,446	221,546	208,443
Financial expenses	(31,800)	(48,387)	(53,633)	(48,423)	(51,428)
Dividend income on preferred shares of Quebecor Media Inc. and SUN TV Company	203,168	224,589	147,462	152,628	144,031
Interest on convertible obligations to Quebecor Media Inc. and SUN TV Company	(197,479)	(218,301)	(143,333)	(148,232)	(139,834)
Restructuring charges paid	(2,195)	—	—	—	(4,255)
Current income taxes	21,687	10,850	(2,232)	(1,066)	(1,055)
Other items not involving cash	(475)	9,028	10,973	7,503	4,405
Change in non-cash operating working capital, net of effects from acquisitions	(8,899)	22,905	(14,288)	(2,573)	(15,557)

Cash provided by operating activities of continuing operations	$202,497	$225,045	$177,395	$181,383	$144,750

(1)	Refer to Note 19 of our audited restated consolidated financial statements for the year ended December 31, 2006.
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

     Restructuring charges. During 2006, Sun Media recorded charges for the restructuring of its operations, consisting substantially of employee termination benefits, summarized as follows:

	Estimated			Restructuring
	Number of Full-			Accrual as at
	Time Equivalent	Restructuring	Payments	December 31,
	Positions Affected	Charges	in 2006	2006
		(dollars in thousands)
Restructuring of printing facilities - The London Free Press	114	$4,435	$—	$4,435
— The Toronto Sun	194	4,371	—	4,371
— The Ottawa Sun	39	1,260	(130)	1,130
— Le Journal de Montréal	146	910	—	910
Restructuring of news production operations	85	2,881	(2,554)	327
General workforce reduction	98	3,176	(1,571)	1,605

	676	$17,033	$(4,255)	$12,778

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
     Income taxes. Sun Media’s income tax recovery was $10.1 million for the twelve months ended December 31, 2006 compared to an income tax expense of $3.3 million for the twelve months ended December 31, 2005. The following table summarizes the main components which resulted in Sun Media’s income tax expense (recovery) for the twelve months ended December 31, 2005 and 2006:

	Twelve months ended December 31,
	2005	2006
	(dollars in millions)
Income before income taxes, equity and impairment losses, and non- controlling interest	$149.5	$109.2
Less: non-taxable dividend income	(152.6)	(144.0)

Loss before income taxes, equity and impairment losses, and non-controlling interest and non-taxable dividend income	(3.1)	(34.8)
National statutory tax rate	34.3%	33.8%

	(1.1)	(11.8)

	Twelve months ended December 31,
	2005	2006
	(dollars in millions)
Valuation allowance and non-deductible portion of capital losses relating to ineffective hedge	2.4	0.4

	1.3	(11.4)
Large corporation taxes and other	2.0	1.3

Income tax expense (recovery)	$3.3	$(10.1)

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

	Payments Due By Period
			2008	2010	More than
Contractual Obligations	Total	2007	and 2009	and 2011	5 years
			(in millions)
Convertible obligations	$589.4	$—	$235.0-	$—	$354.4
Interest payments on convertible obligations	519.8	52.5	74.4	74.4	318.5
Long-term debt	486.7	3.1	247.2	—	236.4
Interest payments (1)	211.9	47.5	74.5	50.6	39.3
Operating leases and other	41.2	14.7	14.4	6.2	5.9

Total contractual cash obligations	$1,849.0	$117.8	$645.5	$131.2	$954.5

(1)	Estimate of interest to be paid on long-term debt based on the interest rates and foreign exchange rate as at December 31, 2006.
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

PART III
Item 17. — Financial Statements
     The consolidated financial statements included in this Item 17 include a new report of the auditors. In addition, Note 19 “Material Differences Between Generally Accepted Accounting Principles (GAAP) in Canada and the United States” has been revised to reflect the restatement. Except for those revisions, the consolidated financial statements included in this Item 17 have not been restated.
     The consolidated financial statements of Sun Media, together with the notes thereto and the auditor’s report thereon, are set forth beginning on pages F-1 of this Amendment No. 1 and under Item 17 of the Original Filing, as amended and restated hereby.
Item 19. — Exhibits
     Other than the certifications, which are updated for this filing, no other new exhibits are filed and all other exhibits to the Original Filing remain unchanged.
     The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit
Number	Description

12.1	Certification of Pierre Francoeur, President and Chief Executive Officer of Sun Media Corporation, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Michel Slight, Executive Vice President, Finance, of Sun Media Corporation, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Pierre Francoeur, President and Chief Executive Officer of Sun Media Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Michel Slight, Executive Vice President, Finance, of Sun Media Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUN MEDIA CORPORATION
By:	/s/ Michel Slight
	Name:	Michel Slight
	Title:	Executive Vice President, Finance

Dated: June 22, 2007

SUN MEDIA CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004

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
Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 19 to the consolidated financial statements. Also, as discussed in note 19 to the consolidated financial statements, in 2006 the Company changed in its US generally accepted accounting principles reconciliation (i) its method of accounting for share-based payment; and (ii) its method of accounting for pensions and other post-retirement benefit plans. As described in note 19, the Company has restated its US generally accepted accounting principles reconciliation from that previously issued.
/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 16, 2007, except
as to note 19 which is
as of June 21, 2007

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

See accompanying notes to consolidated financial statements

SUN MEDIA CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and 2006
(In thousands of Canadian dollars, except for share information)

	2005	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$22,820	$3,865
Accounts receivable, net of allowance for doubtful accounts of $6,836 (2005 - $5,402)	138,408	140,109
Dividend receivable from Quebecor Media Inc. (note 6)	70,938	29,852
Dividend receivable from SUN TV Company (note 7)	133	112
Inventories	11,289	8,592
Prepaid expenses	4,740	4,881
Future income taxes (note 5)	6,222	26,869

TOTAL CURRENT ASSETS	254,550	214,280

INVESTMENT IN QUEBECOR MEDIA INC. PREFERRED SHARES (note 6)	1,245,000	555,000
INVESTMENT IN SUN TV COMPANY (note 7)	37,300	34,375
EQUITY INVESTMENT IN SUN TV COMPANY (note 2(c))	8,781	3,745
PROPERTY, PLANT AND EQUIPMENT (note 8)	174,115	155,680
GOODWILL (note 2)	755,662	756,115
FUTURE INCOME TAXES (note 5)	32,664	34,047
INTANGIBLE AND OTHER ASSETS (note 9)	31,780	32,303

TOTAL ASSETS	$2,539,852	$1,785,545

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$140,142	$148,922
Income and other taxes payable	6,442	3,763
Interest payable to Quebecor Media Inc. (note 6)	68,897	28,948
Interest payable to SUN TV Company (note 7)	129	109
Deferred revenue	18,971	19,340
Current portion of long-term debt (note 10)	2,675	3,080

TOTAL CURRENT LIABILITIES	237,256	204,162

LONG-TERM DEBT (note 10)	463,585	483,637
FUTURE INCOME TAXES (note 5)	36,674	22,981
OTHER LIABILITIES (note 11)	188,894	182,975
NON-CONTROLLING INTEREST	1,720	1,720
CONVERTIBLE OBLIGATIONS TO QUEBECOR MEDIA INC. (note 6)	1,245,000	555,000
CONVERTIBLE OBLIGATIONS TO SUN TV COMPANY (note 7)	37,300	34,375

TOTAL LIABILITIES	2,210,429	1,484,850

SHAREHOLDER’S EQUITY
Capital stock (note 12)	301,801	261,801
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
The Company offers defined benefit pension plans and defined contribution pension plans to various employee groups. Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Pension plan expense is charged to wages and employee benefits and includes:
—	Cost of pension plan benefits provided in exchange for employee services rendered during the year;

—	Amortization of prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans; and

—	Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets at the beginning of the year over the expected average remaining service period of the active employee group covered by the plans, ranging from 10 to 19 years.
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
In 2005, the Company acquired the following community publications:
—	The Londoner, a free weekly publication located in London, Ontario;

—	The Weekender and L’Horizon, two free weekly publications located in northern Ontario; and

—	Morinville Mirror and Redwater Tribune, two free weekly publications located near Edmonton, Alberta.
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
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
3. RESTRUCTURING CHARGES
During 2006, the Company recorded charges for the restructuring of its operations, consisting substantially of employee termination benefits, summarized as follows:

	Estimated
	Number of Full-			Restructuring
	time Equivalent			Accrual at
	Positions	Restructuring	Payments	December 31,
	Affected	Charges	in 2006	2006
(a) Restructuring of printing facilities
— London Free Press (*)	114	$4,435	$—	$4,435
— Toronto Sun	194	4,371	—	4,371
— Ottawa Sun	39	1,260	(130)	1,130
— Le Journal de Montréal	146	910	—	910
(b) Restructuring of news production operations	85	2,881	(2,554)	327
(c) General workforce reduction	98	3,176	(1,571)	1,605

	676	$17,033	$(4,255)	$12,778

*	Initial restructuring charge of $4,700 was reduced by $265 in the fourth quarter of 2006 to reflect revised estimates.
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

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
During the year ended December 31, 2006, interest expense on the convertible obligation amounted to $3,897 (2005 — $1,856). As at December 31, 2006 the unpaid interest on the convertible obligation was $109 (2005 — $129).
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
On January 17, 2006 the $40,000 proceeds of the new Term Loan C Credit Facility were paid to Quebecor Media and accounted for as a reduction in paid-up capital of the Class A Common Shares of the Company.
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
The following table provides summary information on outstanding options granted to the Company’s employees, directors and officers, under the Quebecor Media plan as at December 31, 2005 and 2006:

	2005		2006
		Weighted		Weighted
		average		average
	Options	exercise price	Options	exercise price
Balance at beginning of year	741,593	$16.77	759,665	$17.17
Granted	30,147	27.86	100,906	30.47
Cancelled	(12,075)	19.46	(82,951)	20.22

Balance at end of year	759,665	$17.17	777,620	$18.57

Vested options at end of year	291,619	$16.45	450,605	$16.52

The following table gives summary information on outstanding options as at December 31, 2006:

	Outstanding options			Options exercisable
		Weighted	Weighted		Weighted
Range of		average years	average		average
exercise price	Number	to maturity	exercise price	Number	exercise price
$15.00 — $21.00	605,504	5.4	$16.07	422,589	$16.09
$21.01 — $31.00	172,116	8.3	27.32	28,016	23.04

$15.00 — $31.00	777,620	6.1	$18.57	450,605	$16.52

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
Cross-currency interest rate swaps and forward contracts:
As at December 31, 2006

						Annual
		Annual		Exchange rate on	Cdn$	effective
		interest rate		interest and principal	equivalent	interest rate
Debt	Period	on US$	Notional	payments	of notional	on Cdn$
instrument	covered	amount	amount	(Cdn$ per US$1.00)	amount	equivalent
Senior Notes	2003 — 2008	7.625%	US$155,000	1.5227	$236,019	8.17%

Senior Notes	2008 — 2013	7.625%	US$155,000	1.5227	$236,019	Bankers’ acceptances 3 months +3.696%

Senior Notes	2003 — 2013	7.625%	US$50,000	1.5227	$76,135	Bankers’ acceptances 3 months +3.696%

Term Loan B Credit Facility	2003 — 2009	LIBOR +1.75%	US$181,375	1.5175	$275,237	Bankers’ acceptances 3 months +2.29%
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
(c) Management fee
In 2002, the Company began paying an annual management fee to Quebecor Media for services rendered to the Company pursuant to a five-year management services agreement, which expired on December 31, 2006. These services included internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. The agreement provided for an annual management fee. In 2006, the annual management fee was $8,685 (2004 — $6,600; 2005 — `$9,100). In addition, Quebecor Media was entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. The agreement also provided that in no event may the fees and reimbursements paid to Quebecor Media for any given year exceed 1.5% of the Company’s consolidated revenues for such year. The Company intends to renew its management services agreement with Quebecor Media in 2007.
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
Restatement of U.S. GAAP Reconciliation Note to Financial Statements Relating to Accounting for Fair Value Hedge Relationships
The following 2004, 2005 and 2006 U.S. GAAP financial information from the consolidated statements of income, comprehensive income and consolidated balance sheets have been restated to reflect certain adjustments to previously reported financial information for the correction of an error related to the accounting for certain fair value hedge relationships.
As described in Note 19(iii), the Company has entered into fair value hedges of its debt with derivative instruments. The accounting for a fair value hedge in accordance with GAAP in the United States requires that the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk, be recognized currently in earnings. The Company has determined that the adjustment to the carrying value of the debt (hedged item) attributable to the hedged risks was calculated and recorded incorrectly in previously presented financial information calculated in accordance with GAAP in the United States due to a misinterpretation of the applicable GAAP in the United States.
The following tables summarize the effects of the adjustments on the previously reported financial information.
Consolidated statements of income and Comprehensive Income

	2004	2005	2006
Decrease in change in fair value and ineffective portion of derivative instruments	$(9,307)	$(9,911)	$(11,413)
Decrease in income taxes expense	—	3,324	1,559

Net decrease of net income and comprehensive income	$(9,307)	$(6,587)	$(9,854)

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
Consolidated Balance Sheets

	December 31,	December 31,	December 31,
	2004	2005	2006
Increase in long-term debt	$8,059	$17,970	$29,383
Decrease in future income taxes liabilities	—	(3,324)	(4,883)
Decrease in retained earnings	$8,059	$14,646	$24,500

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
Restatement of U.S. GAAP Reconciliation Note to Financial Statements Relating to Accounting for Fair Value Hedge Relationships (continued)
Adjustment to unaudited interim financial information calculated in accordance with U.S. GAAP:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	2006	2006	2006	2006
Decrease in change in fair value and ineffective portion of derivative instruments	$(2,568)	$(2,568)	$(2,569)	$(3,708)
Decrease in income tax expense	450	65	427	615

Net decrease of net income and comprehensive income	$(2,118)	$(2,503)	$(2,142)	$(3,093)

Consolidated statements of income

	2004	2005	2006
	(restated)	(restated)	(restated)
Net income for the year per Canadian GAAP	$156,745	$141,927	$106,772
Adjustments:
Pension and post-retirement benefits (i)	4,601	(629)	209
Derivative financial instruments (iii)	(2,495)	(1,686)	(893)
Non-monetary transactions (iv)	—	1,826	(61)
Share-based payments (v)	—	—	(900)
Income taxes (vii)	(3,824)	11,571	154

Net income for the year per U.S. GAAP	$155,027	$153,009	$105,281

Consolidated statements of comprehensive income (vi)

	2004	2005	2006
	(restated)	(restated)	(restated)
Comprehensive income:
Net income as adjusted per U.S. GAAP	$155,027	$153,009	$105,281
Pension and post-retirement benefits (i)	(2,844)	(11,429)	11,963
Derivative financial instruments (iii)	(2,247)	47	913
Income taxes (vii)	1,678	5,516	(5,151)

Comprehensive income per U.S. GAAP	$151,614	$147,143	$113,006

Accumulated other comprehensive income

	2004	2005	2006
Cumulative adjustments:
Pension and post-retirement benefits (i)	$(9,203)	$(20,632)	$(25,440)
Derivative financial instruments	(2,401)	(2,354)	(1,441)
Income taxes (i)	3,955	9,471	9,658

Accumulated other comprehensive income per U.S. GAAP	$(7,649)	$(13,515)	$(17,223)

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
Consolidated shareholder’s equity

	2004	2005	2006
	(restated)	(restated)	(restated)
Shareholder’s equity per Canadian GAAP	$357,149	$329,423	$300,695
Cumulative adjustments:
Pension and post-retirement benefits (i)	(5,658)	(17,716)	(22,315)
Restructuring charges (ii)	(6,981)	(6,981)	(6,981)
Derivative instruments (iii)	(9,333)	(10,972)	(10,952)
Non-monetary transactions (iv)	—	1,826	1,765
Share-based payments (v)	—	—	(900)
Related party transactions (viii)	—	—	8,400
Income taxes (vii)	4,639	21,726	22,067

Shareholder’s equity per U.S. GAAP	$339,816	$317,306	$291,779

Consolidated balance sheet data

	December 31, 2005		December 31, 2006
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
		(restated)		(restated)
Current assets	$254,550	$254,550	$214,280	$214,280
Goodwill	755,662	752,239	756,115	752,692
Future income tax asset	32,664	32,664	34,047	34,047
Other assets	31,780	20,911	32,303	17,427

Current liabilities	237,256	237,256	204,162	196,662
Future income tax liability	36,674	17,264	22,981	3,230
Long-term debt	463,585	444,713	483,637	469,008
Convertible obligations	1,282,300	1,282,300	589,375	589,375
Other liabilities	188,894	225,001	182,975	215,472
Total shareholder’s equity	329,423	317,306	300,695	291,779
Consolidated statements of cash flows
The disclosure of a subtotal of the amount of cash provided by operating activities before changes in non-cash operating working capital items in the consolidated statement of cash flows is allowed under Canadian GAAP while it is not allowed under U.S. GAAP.
(i) Pension and post-retirement benefits
Under U.S. GAAP, Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans (SFAS158), was issued in 2006 and requires the recognition in the consolidated balance sheet of the over or under funded positions of defined benefit pension and other post-retirement plans, along with a corresponding non-cash adjustment, which is recorded in the accumulated other comprehensive loss. The recognition and disclosure provisions of SFAS158 was adopted prospectively on December 31, 2006 and did not have an impact on the Company’s consolidated statements of income.

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
(viiii) Guaranteed debt
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

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
CONSOLIDATING STATEMENT OF INCOME
For the year ended December 31, 2004

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
	(restated)			(restated)
REVENUES	$581,640	$314,596	$(8,087)	$888,149

OPERATING EXPENSES
Wages and employee benefits	217,163	116,341	—	333,504
Newsprint	64,376	40,322	—	104,698
Other operating expenses	151,510	74,078	(8,087)	217,501
Depreciation and amortization	14,672	11,366	—	26,038

	447,721	242,107	(8,087)	681,741

OPERATING INCOME	133,919	72,489	—	206,408

Financial expenses	60,106	(6,473)	—	53,633
Dividend income on preferred shares of Quebecor Media Inc.	(85,205)	(62,257)	—	(147,462)
Interest on convertible obligations to Quebecor Media Inc.	82,321	61,012	—	143,333
Gain on disposition of CP24	(8,000)	—	—	(8,000)

INCOME BEFORE THE UNDERNOTED ITEMS	84,697	80,207	—	164,904

Income tax expense	2,120	6,269	—	8,389
Equity earnings of combined guarantors	(73,938)	—	(73,938)	—
Equity loss on investment in SUN TV Company	147	—	—	147
Non-controlling interest	1,341	—	—	1,341

NET INCOME	$155,027	$73,938	$(73,938)	$155,027

CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the year ended December 31, 2004

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
	(restated)			(restated)
RETAINED EARNINGS, BEGINNING OF YEAR	$24,493	$238,085	$(238,085)	$24,493
Net income	155,027	73,938	(73,938)	155,027
Dividends	(135,115)	6,710	(6,710)	(135,115)
Recognition of prior year losses on related party transaction	1,259	—	—	1,259

RETAINED EARNINGS, END OF YEAR	$45,664	$318,733	$(318,733)	$45,664

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2004

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
	(restated)			(restated)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$155,027	$73,938	$(73,938)	$155,027
Items not involving cash:
Depreciation and amortization	14,672	11,366	—	26,038
Deferred income taxes	3,411	2,746	—	6,157
Non-controlling interest	1,341	—	—	1,341
Equity earnings of combined guarantors	(73,938)	—	73,938	—
Equity loss on investment in SUN TV Company	147	—	—	147
Gain on disposition of CP24	(8,000)	—	—	(8,000)
Other	13,714	(2,741)	—	10,973
Changes in non-cash operating working capital	72,667	(86,955)	—	(14,288)

Cash provided by operating activities	179,041	(1,646)	—	177,395

FINANCING ACTIVITIES

Redemption of convertible obligations to Quebecor Media Inc.	(450,000)	—	—	(450,000)
Dividends	(135,115)	—	—	(135,115)
Repayment of loans	(29,288)	—	—	(29,288)
Distributions to parent company	—	(2,623)	2,623	—
Other	(1,274)	—	—	(1,274)

Cash used in financing activities	(615,677)	(2,623)	2,623	(615,677)

INVESTING ACTIVITIES
Disposal of preferred shares of Quebecor Media Inc.	450,000	—	—	450,000
Business acquisitions	(3,675)	(417)	—	(4,092)
Decrease (increase) in temporary investments	1,523	14,857	—	16,380
Additions to property, plant and equipment	(12,700)	(6,120)	—	(18,820)
Proceeds from disposal of property, plant and equipment	296	332	—	628
Distributions received from combined guarantors	2,623		(2,623)	—
Other	(1,508)	—	—	(1,508)

Cash provided by investing activities	436,559	8,652	(2,623)	442,588

Increase (decrease) in cash and cash equivalents	(77)	4,383	—	4,306
Cash and cash equivalents — beginning of year	4,133	25,155	—	29,288

Cash and cash equivalents — end of year	$4,056	$29,538	$—	$33,594

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
CONSOLIDATING BALANCE SHEET

			Adjustments
		Combined	and
As at December 31, 2005	Sun Media	Guarantors	Eliminations	Consolidated
	(restated)			(restated)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,603	$21,217	$—	$22,820
Accounts receivable	91,126	47,282	—	138,408
Dividend receivable from Quebecor Media Inc.	29,281	41,657	—	70,938
Dividend receivable from SUN TV Company	133	—	—	133
Due from parent/guarantor subsidiaries	40,785	344,767	(385,552)	—
Inventories	7,589	3,700	—	11,289
Prepaid expenses	2,166	2,574	—	4,740
Deferred income taxes	5,749	473	—	6,222

TOTAL CURRENT ASSETS	178,432	461,670	(385,552)	254,550

INVESTMENT IN QUEBECOR MEDIA INC.
PREFERRED SHARES	500,000	745,000	—	1,245,000
INVESTMENT IN SUN TV COMPANY	37,300	—	—	37,300
EQUITY INVESTMENT IN SUN TV COMPANY	8,781	—	—	8,781
INVESTMENTS IN GUARANTOR SUBSIDIARIES	1,639,640	—	(1,639,640)	—
PROPERTY, PLANT AND EQUIPMENT	92,343	81,772	—	174,115
GOODWILL	352,317	399,922	—	752,239
DEFERRED INCOME TAXES	(2,544)	35,208	—	32,664
INTANGIBLE AND OTHER ASSETS	13,195	7,716	—	20,911

TOTAL ASSETS	$2,819,464	$1,731,288	$(2,025,192)	$2,525,560

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$110,163	$29,979	$—	$140,142
Due to parent/guarantor subsidiaries	344,767	40,785	(385,552)	—
Income and other taxes payable	7,229	(787)	—	6,442
Interest payable to Quebecor Media Inc.	68,897	—	—	68,897
Interest payable to SUN TV Company	129	—	—	129
Deferred revenue	12,445	6,526	—	18,971
Current portion of long-term debt	2,675	—	—	2,675

TOTAL CURRENT LIABILITIES	546,305	76,503	(385,552)	237,256

LONG-TERM DEBT	444,713	—	—	444,713
DEFERRED INCOME TAXES	3,453	13,811	—	17,264
OTHER LIABILITIES	223,667	1,334	—	225,001
NON-CONTROLLING INTEREST	1,720	—	—	1,720
CONVERTIBLE OBLIGATIONS TO QUEBECOR MEDIA INC.	1,245,000	745,000	(745,000)	1,245,000
CONVERTIBLE OBLIGATIONS TO SUN TV COMPANY	37,300	—	—	37,300

TOTAL LIABILITIES	2,502,158	836,648	(1,130,552)	2,208,254

SHAREHOLDER’S EQUITY
Capital stock	301,801	492,366	(492,366)	301,801
Retained earnings	29,020	400,523	(400,523)	29,020
Contributed surplus	—	1,751	(1,751)	—
Other comprehensive income	(13,515)	—	—	(13,515)

TOTAL SHAREHOLDER’S EQUITY	317,306	894,640	(894,640)	317,306

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$2,819,464	$1,731,288	$(2,025,192)	$2,525,560

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
CONSOLIDATING STATEMENT OF INCOME
For the year ended December 31, 2005

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
	(restated)			(restated)
REVENUES	$610,733	$314,136	$(9,242)	$915,627

OPERATING EXPENSES
Wages and employee benefits	229,275	117,607	—	346,882
Newsprint	65,218	38,964	—	104,182
Other operating expenses	176,631	75,628	(9,242)	243,017
Depreciation and amortization	16,962	13,393	—	30,355

	488,086	245,592	(9,242)	724,436

OPERATING INCOME	122,647	68,544	—	191,191

Financial expenses	57,241	(8,818)	—	48,423
Dividend income on preferred shares of Quebecor Media Inc.	(62,954)	(87,756)	—	(150,710)
Interest on convertible obligations to Quebecor Media Inc.	60,448	85,928	—	146,376
Dividend income on preferred shares of SUN TV Company	(1,918)	—	—	(1,918)
Interest on convertible obligations to SUN TV Company	1,856	—	—	1,856
Gain on disposition of publication	(1,856)	—	—	(1,856)

INCOME BEFORE THE UNDERNOTED ITEMS	69,830	79,190	—	149,020

Income tax expense (recovery)	(5,624)	(2,600)	—	(8,224)
Equity earnings of combined guarantors	(81,790)	—	81,790	—
Equity loss on investment in SUN TV Company	2,747	—	—	2,747
Non-controlling interest	1,488	—	—	1,488

NET INCOME	$153,009	$81,790	$(81,790)	$153,009

CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the year ended December 31, 2005

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
	(restated)			(restated)
RETAINED EARNINGS, BEGINNING OF YEAR	$45,664	$318,733	$(318,733)	$45,664
Net income	153,009	81,790	(81,790)	153,009
Dividends	(169,653)	—	—	(169,653)

RETAINED EARNINGS, END OF YEAR	$29,020	$400,523	$(400,523)	$29,020

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2005

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
	(restated)			(restated)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$153,009	$81,790	$(81,790)	$153,009
Items not involving cash:
Depreciation and amortization	16,962	13,393	—	30,355
Deferred income taxes	(5,185)	(4,105)	—	(9,290)
Non-controlling interest	1,488	—	—	1,488
Equity earnings of combined guarantors	(81,790)	—	81,790	—
Equity loss on investment in SUN TV Company	2,747	—	—	2,747
Gain on disposition of publication	(1,856)	—	—	(1,856)
Other	7,610	(107)	—	7,503
Changes in non-cash operating working capital	89,252	(91,825)	—	(2,573)

Cash provided by operating activities	182,237	(854)	—	181,383

FINANCING ACTIVITIES
Issuance of convertible obligations to Quebecor Media Inc.	255,000	—	—	255,000
Redemption of convertible obligations to Quebecor Media Inc.	(150,000)	—	—	(150,000)
Issuance of convertible obligations to SUN TV Company	37,300	—	—	37,300
Issuance of convertible obligations to parent company		255,000	(255,000)	—
Dividends	(169,653)	—	—	(169,653)
Repayment of loans	(3,490)	—	—	(3,490)
Other	(1,737)	—	—	(1,737)

Cash used in financing activities	(32,580)	255,000	(255,000)	(32,580)

INVESTING ACTIVITIES
Investment in preferred shares of Quebecor Media Inc.	—	(255,000)	—	(255,000)
Disposal of preferred shares of Quebecor Media Inc.	150,000	—	—	150,000
Investment in preferred shares of SUN TV Company	(37,300)	—	—	(37,300)
Investment in guarantor subsidiaries	(255,000)		255,000	—
Business acquisitions	(271)	(1,791)	—	(2,062)
Additions to property, plant and equipment	(9,473)	(6,202)	—	(15,675)
Proceeds from disposal of property, plant and equipment	—	526	—	526
Other	(66)	—	—	(66)

Cash used in investing activities	(152,110)	(262,467)	255,000	(159,577)

Increase (decrease) in cash and cash equivalents	(2,453)	(8,321)	—	(10,774)
Cash and cash equivalents — beginning of year	4,056	29,538	—	33,594

Cash and cash equivalents — end of year	$1,603	$21,217	$—	$22,820

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
CONSOLIDATING BALANCE SHEET
As at December 31, 2006

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
	(restated)			(restated)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$8,098	$(4,233)	$—	$3,865
Accounts receivable	90,551	49,558	—	140,109
Dividend receivable from Quebecor Media Inc.	—	29,852	—	29,852
Dividend receivable from SUN TV Company	112	—	—	112
Due from parent/guarantor subsidiaries	83,790	10,869	(94,659)	—
Inventories	5,355	3,237	—	8,592
Prepaid expenses	2,826	2,055	—	4,881
Deferred income taxes	26,211	658	—	26,869

TOTAL CURRENT ASSETS	216,943	91,996	(94,659)	214,280

INVESTMENT IN QUEBECOR MEDIA INC. PREFERRED SHARES	—	555,000	—	555,000
INVESTMENT IN SUN TV COMPANY	34,375	—	—	34,375
EQUITY INVESTMENT IN SUN TV COMPANY	3,745	—	—	3,745
INVESTMENTS IN GUARANTOR SUBSIDIARIES	1,030,505	—	(1,030,505)	—
PROPERTY, PLANT AND EQUIPMENT	83,703	71,977	—	155,680
GOODWILL	352,317	400,375	—	752,692
DEFERRED INCOME TAXES	(5,122)	39,169	—	34,047
INTANGIBLE AND OTHER ASSETS	10,270	7,157	—	17,427

TOTAL ASSETS	$1,726,736	$1,165,674	$(1,125,164)	$1,767,246

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$105,221	$36,201	$—	$141,422
Due to parent/guarantor subsidiaries	10,869	83,790	(94,659)	—
Income and other taxes payable	6,739	(2,976)	—	3,763
Interest payable to Quebecor Media Inc.	28,948	—	—	28,948
Interest payable to SUN TV Company	109	—	—	109
Deferred revenue	13,086	6,254	—	19,340
Current portion of long-term debt	3,080	—	—	3,080

TOTAL CURRENT LIABILITIES	168,052	123,269	(94,659)	196,662

LONG-TERM DEBT	469,008	—	—	469,008
DEFERRED INCOME TAXES	(8,087)	11,317	—	3,230
OTHER LIABILITIES	214,889	583	—	215,472
NON-CONTROLLING INTEREST	1,720	—	—	1,720
CONVERTIBLE OBLIGATIONS TO QUEBECOR MEDIA INC.	555,000	555,000	(555,000)	555,000
CONVERTIBLE OBLIGATIONS TO SUN TV COMPANY	34,375	—	—	34,375

TOTAL LIABILITIES	1,434,957	690,169	(649,659)	1,475,467

SHAREHOLDER’S EQUITY
Capital stock	261,801	292,362	(292,362)	261,801
Retained earnings	38,801	181,392	(181,392)	38,801
Contributed surplus	8,400	1,751	(1,751)	8,400
Other comprehensive income	(17,223)	—	—	(17,223)

TOTAL SHAREHOLDER’S EQUITY	291,779	475,505	(475,505)	291,779

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$1,726,736	$1,165,674	$(1,125,164)	$1,767,246

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
CONSOLIDATING STATEMENT OF INCOME
For the year ended December 31, 2006

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
	(restated)			(restated)
REVENUES	$627,369	$318,803	$(17,996)	$928,176

OPERATING EXPENSES
Wages and employee benefits	233,466	120,311	—	353,777
Newsprint	63,986	43,780	—	107,766
Other operating expenses	195,156	81,030	(17,996)	258,190
Depreciation and amortization	22,603	14,007	—	36,610
Restructuring charges	10,684	6,349	—	17,033

	525,895	265,477	(17,996)	773,376

OPERATING INCOME	101,474	53,326	—	154,800

Financial expenses	52,660	(1,232)	—	51,428
Dividend income on preferred shares of Quebecor Media Inc.	(61,815)	(78,190)	—	(140,005)
Interest on convertible obligations to Quebecor Media Inc.	59,416	76,521	—	135,937
Dividend income on preferred shares of SUN TV Company	(4,026)	—	—	(4,026)
Interest on convertible obligations to SUN TV Company	3,897	—	—	3,897

INCOME BEFORE THE UNDERNOTED ITEMS	51,342	56,227	—	107,569

Income tax expense (recovery)	(2,639)	(7,642)	—	(10,281)
Equity earnings of combined guarantors	(63,869)	—	63,869	—
Equity loss on investment in SUN TV Company	3,252	—	—	3,252
Impairment of equity investment in SUN TV Company	7,819	—	—	7,819
Non-controlling interest	1,498	—	—	1,498

NET INCOME	$105,281	$63,869	$(63,869)	$105,281

CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the year ended December 31, 2006

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
	(restated)			(restated)
RETAINED EARNINGS, BEGINNING OF YEAR	$29,020	$400,523	$(400,523)	$29,020
Net income	105,281	63,869	(63,869)	105,281
Dividends	(95,500)	(283,000)	283,000	(95,500)

RETAINED EARNINGS, END OF YEAR	$38,801	$181,392	$(181,392)	$38,801

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006
(In thousands of Canadian dollars except for share information)
CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2006

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
	(restated)			(restated)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$105,281	$63,869	$(63,869)	$105,281
Items not involving cash:
Depreciation and amortization	22,603	14,007	—	36,610
Restructuring charges	7,659	5,119	—	12,778
Deferred income taxes	(3,694)	(7,642)	—	(11,336)
Non-controlling interest	1,498	—	—	1,498
Equity earnings of combined guarantors	(63,869)	—	63,869	—
Equity loss on investment in SUN TV Company	3,252	—	—	3,252
Impairment of equity investment in SUN TV Company	7,819	—	—	7,819
Other	4,691	(286)	—	4,405
Changes in non-cash operating working capital	(402,016)	386,459	—	(15,557)

Cash provided (used in) by operating activities	(316,776)	461,526	—	144,750

FINANCING ACTIVITIES
Borrowings on Term Loan C Facility, net of financing fees	39,604	—	—	39,604
Issuance of convertible obligations to Quebecor Media Inc.	120,000	—	—	120,000
Redemption of convertible obligations to Quebecor Media Inc.	(810,000)	—	—	(810,000)
Redemption of convertible obligations to SUN TV Company	(2,925)	—	—	(2,925)
Issuance of convertible obligations to parent company	—	120,000	(120,000)	—
Redemption of convertible obligations to parent company	—	(310,000)	310,000	—
Dividends	(95,500)	(283,000)	283,000	(95,500)
Repayment of loans and unwinding of hedging contracts	(26,553)	—	—	(26,553)
Reduction in paid-up capital	(40,000)	(200,000)	200,000	(40,000)
Other	(1,797)	—	—	(1,797)

Cash provided (used in) by financing activities	(817,171)	(673,000)	673,000	(817,171)

INVESTING ACTIVITIES
Investment in preferred shares of Quebecor Media Inc.	—	(120,000)	—	(120,000)
Disposal of preferred shares of Quebecor Media Inc.	500,000	310,000	—	810,000
Disposal of preferred shares of SUN TV Company	2,925	—	—	2,925
Investment in guarantor subsidiaries	673,000	—	(673,000)	—
Equity investment in SUN TV Company	(6,035)	—	—	(6,035)
Business acquisitions	(350)	(1,125)	—	(1,475)
Acquisition of non-capital losses	(16,142)	—	—	(16,142)
Additions to property, plant and equipment	(12,472)	(3,329)	—	(15,801)
Proceeds from disposal of property, plant and equipment	6	478	—	484
Other	(490)	—	—	(490)

Cash provided (used in) by investing activities	1,140,442	186,024	(673,000)	653,466

Increase (decrease) in cash and cash equivalents	6,495	(25,450)	—	(18,955)
Cash and cash equivalents — beginning of year	1,603	21,217	—	22,820

Cash and cash equivalents — end of year	$8,098	$(4,233)	$—	$3,865