Form 20-F
period 2007-12-31
SUN MEDIA CORP
filed 2008-03-20
CIK 1036648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 333-06690
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
1,261,002 Class A Shares issued and outstanding.
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

EXPLANATORY NOTES
     All references in this annual report to “Sun Media” or the “Company”, as well as use of the terms “we”, “us”, “our” or similar terms, are references to Sun Media Corporation, a company continued under the laws of British Columbia, and, unless the context otherwise requires, its subsidiaries and operating companies. All references in this annual report to “Quebecor Media” are references to Quebecor Media Inc., our indirect sole shareholder. All references in this annual report to our “Senior Notes” is to our issued and outstanding 7 5/8% Senior Notes due February 15, 2013. Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2007.
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
     In its analysis of operating results, Sun Media uses the supplemental financial measure operating income. Sun Media defines operating income as net income before amortization, restructuring charges, financial expenses, equity losses and impairment, income taxes and non-controlling interest. Operating income, and ratios using this measure, are not required by or recognized under Canadian GAAP or U.S. GAAP. Operating income is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Operating income is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies.
     Operating income has limitations as an analytical tool, including:
•	it does not reflect financial expenses, including interest payments, or the cash required to pay interest and other financial expenses;

•	it does not reflect income tax expense or the cash required to pay income taxes;

•	although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures;

•	it does not reflect the cash required to pay expenses relating to our restructuring initiatives;

•	it does not reflect cash outlays for future contractual commitments; and

•	it does not reflect impairments or equity losses, including our equity losses in and advances to SUN TV.
     You should note that Sun Media’s definition of operating income may not be identical to similarly titled measures reported by other companies, limiting the usefulness of operating income as a comparative measure. Sun Media provides a reconciliation of operating income to net income and to cash provided by operating activities of continuing operations under Canadian GAAP and U.S. GAAP under “Item 5. Operating and Financial Review and Prospects — Operating Results and Operating Income”.

INDUSTRY AND MARKET DATA
     Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and from industry publications, including reports from Canadian Newspaper Association, the Audit Bureau of Circulations, and NADbank® Inc. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed.
     Information contained in this annual report concerning the newspaper industry, our general expectations concerning this industry and our market positions and market shares may also be based on estimates and assumptions made by us based on our knowledge of the industry and which we believe to be reliable. We believe, however, that this data is inherently imprecise, although generally indicative of relative market positions and market shares. Industry and company data is approximate and may reflect rounding in certain cases.
EXCHANGE RATE INFORMATION
     We prepare our financial statements in Canadian dollars. The following table presents the average, high, low and end of period noon buying rates for the periods indicated, in the City of New York for cable transfers in foreign currencies, as published by the Federal Reserve Bank of New York, or the “noon buying rate”. Such rates are presented as U.S. dollars per $1.00 and are the inverse of rates published by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On March 14, 2008, the inverse of the noon buying rate was $1.00 equals US$1.0135. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate.

Year Ended	Average(1)	High	Low	Period End
December 31, 2003	0.7139	0.7738	0.6349	0.7738
December 31, 2004	0.7682	0.8493	0.7158	0.8309
December 31, 2005	0.8254	0.8690	0.7872	0.8579
December 31, 2006	0.8818	0.9100	0.8528	0.8582
December 31, 2007	0.9309	1.0908	0.8437	1.0120

Month Ended	Average(2)	High	Low	Period End
September 30, 2007	0.9754	1.0041	0.9482	1.0041
October 31, 2007	1.0255	1.0531	0.9998	1.0531
November 30, 2007	1.0351	1.0908	0.9993	0.9993
December 31, 2007	0.9979	1.0221	0.9789	1.0120
January 31, 2008	0.9902	1.0096	0.9714	0.9982
February 29, 2008	1.0014	1.0291	0.9815	1.0061
March 2008 (through March 14, 2008)	1.0100	1.0162	1.0025	1.0135

(1)	The average of the exchange rates for all days during the applicable year.

(2)	The average of the exchange rates for all days during the applicable month.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements with respect to our financial condition, results of operations and business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competition within the newspaper industry and from other communications and advertising media and platforms;

•	cyclical and seasonal variations in the businesses of our local, regional or national advertisers and in our advertising revenue;

•	labour disputes or strikes;

•	changes in our ability to obtain raw materials critical to our operations, such as newsprint, in sufficient quantities and at reasonable prices;

•	exchange rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt; and

•	interest rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt, or that could have an impact on our accounting estimates.
     We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under the section entitled “Risk Factors”. Each of these forward-looking statements speaks only as of the date of this annual report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (“SEC”), as described under “Item 10. - Additional Information — Documents on Display”.

PART I
Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
Item 3. KEY INFORMATION
A. Selected Financial Data
     The following table presents selected consolidated financial information for our business for each of the years 2003 through 2007. We derived the selected financial information from our consolidated financial statements. Our consolidated balance sheets as at December 31, 2006 and 2007 and our consolidated statements of income for each of the years ended December 31, 2005, 2006 and 2007 have been audited by KPMG LLP, an independent registered public accounting firm and are included in “Item 17. Financial Statements” of this annual report. KPMG LLP’s report on our consolidated financial statements is included in this annual report. The consolidated financial information as at December 31, 2003, 2004 and 2005 and for the years ended December 31, 2003 and 2004 has been derived from our audited consolidated financial statements not included in this annual report. The information presented under the caption “Operating Data” below is not derived from our audited consolidated financial statements. All information contained in the following tables should be read in conjunction with our audited consolidated financial statements and the notes thereto and with “Item 5. Operating and Financial Review and Prospects”.
     Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see Note 19 to our audited consolidated financial statements.

	Year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands, except operating income margin, ratio and operating data)
AMOUNTS UNDER CANADIAN GAAP
Statement of Income Data:

Revenues	$845,922	$888,149	$915,627	$928,176	$927,075
Cost of sales, selling and administrative expenses	621,168	660,304	693,452	719,042	716,159
Amortization	27,582	26,038	30,324	36,549	28,642
Restructuring charges (1)	—	—	—	17,033	9,882
Financial expenses (2)	37,662	47,009	42,342	46,338	41,969
Equity loss on investment in and impairment of equity investment in Sun TV Company	—	147	2,747	11,071	2,410
Gain on refinancing of long-term debt and disposition of business	(7,463)	(8,000)	—	—	—

Income before income taxes and non-controlling interest	166,973	162,651	146,762	98,143	128,013

Income taxes (3)	(20,266)	4,565	3,347	(10,127)	9,521
Income from continuing operations	186,207	156,745	141,927	106,772	117,397
Net income	$189,690	$156,745	$141,927	$106,772	$117,397

	Year ended December 31,
	2003		2004		2005		2006		2007
	(in thousands, except operating income margin, ratio and operating data)
Balance Sheet Data (at period end):
Cash and cash equivalents	$29,288		$33,594		$22,820		$3,865		$7,261
Total assets (4)	2,885,597		2,413,931		2,539,852		1,785,545		1,729,900
Total debt	2,141,687		1,624,324		1,748,560		1,076,092		1,032,395
Capital stock	301,801		301,801		301,801		261,801		272,428
Shareholder’s equity	334,260		357,149		329,423		300,695		347,981
Cash dividends declared	411,239		135,115		169,653		95,500		82,000

Other Financial Data:
Cash provided by operating activities of continuing operations	$225,045		$177,395		$181,383		$144,750		$167,408
Cash used in financing activities of continuing operations	(639,009)		(615,677)		(32,580)		(817,171)		(145,954)
Cash (used in) provided by investing activities of continuing operations	392,252		442,588		(159,577)		653,466		(18,058)
Operating income (unaudited) (5)	224,754		227,845		222,175		209,134		210,916
Operating income margin (unaudited) (5)	26.6%		25.7%		24.3%		22.5%		22.8%
Capital expenditures	14,309		18,820		15,675		15,801		23,101
Ratio of earnings to fixed charges (unaudited) (6)	4.7	x	4.7	x	4.4	x	3.0	x	3.5	x

Operating Data (unaudited):
Monday to Friday paid circulation (7)	953,000		938,500		925,300		920,900		904,700
Saturday paid circulation (7)	1,002,900		947,900		929,200		921,100		909,800
Sunday paid circulation (7)	1,090,000		1,064,100		1,038,800		1,041,000		1,022,900
Paid daily publications (at period end)	17		17		17		17		17
Weekly publications (at period end)	171		167		167		171		166
Other publications (at period end)	18		18		22		23		24
Total publications (at period end)	206		202		206		211		207

	Year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands, except operating income margin and ratio)
AMOUNTS UNDER U.S. GAAP
Statement of Income Data:
Revenues	$845,922	$888,149	$915,627	$928,176	$927,075
Cost of sales, selling and administrative expenses	621,561	655,703	694,081	719,733	717,226
Amortization	27,582	26,038	30,355	36,610	28,703
Restructuring charges (1)	—	—	—	17,033	9,882
Financial expenses (2)	42,099	49,504	44,027	47,231	39,806
Equity loss on investment in and impairment of equity investment in Sun TV Company	—	147	2,747	11,071	2,410
Gain on refinancing of long-term debt and disposition of business	(7,583)	(8,000)	(1,856)	—	—

Income before income taxes and non-controlling interest	162,263	164,757	146,273	96,498	129,048

Income taxes (3)	22,306	8,389	(8,224)	(10,281)	18,901
Income from continuing operations	183,357	155,027	153,009	105,281	109,052
Net income	$187,020	$155,027	$153,009	$105,281	$109,052

	Year ended December 31,
	2003		2004		2005		2006		2007
	(in thousands, except operating income margin and ratio)
Balance Sheet Data (at period end):
Cash and cash equivalents	$29,288		$33,594		$22,820		$3,865		$7,261
Total assets (4)	2,878,892		2,397,041		2,525,560		1,767,246		1,719,797
Total debt	2,118,398		1,603,245		1,729,688		1,061,463		1,032,313
Capital stock	301,801		301,801		301,801		261,801		272,428
Shareholder’s equity	322,058		339,816		317,306		291,779		320,331
Cash dividends declared	411,239		135,115		169,653		95,500		82,000

Other Financial Data (unaudited):
Operating income (5)	$224,361		$232,446		$221,546		$208,443		$209,849
Operating income margin (5)	26.5%		26.2%		24.2%		22.5%		22.6%
Ratio of earnings to fixed charges (6)	5.6	x	4.8	x	4.4	x	2.9	x	3.6	x

(1)	During 2007, the Company recorded charges of approximately $9.9 million net of recoveries of $4.4 million for the restructuring of its operations, consisting substantially of employee termination benefits, summarized as follows:

Restructuring
Charges
(in thousands)
Restructuring of printing facilities
- London Free Press	$(4,435)
- Toronto Sun	6,479
- Ottawa Sun	246
Restructuring of news production operations	2,288
General workforce reduction	5,304

$9,882

These restructuring initiatives are described in further detail under “Item 5. Operating and Financial Review and Prospects” and in Note 3 to our audited consolidated financial statements included in “Item 17. Financial Statements” of this annual report.
(2)	During 2004, we determined that one of our financial instruments, used to hedge foreign exchange fluctuations on a portion of the principal and interest of our 7 5/8% Senior Notes due 2013, was no longer providing an effective hedge. Accordingly, we discontinued the application of hedge accounting for that financial instrument and the associated debt on April 1, 2004. For the year ended December 31, 2007, we recorded a loss on financial instruments of $25.8 million (2006 — $3.6 million; 2005 — $10.9 million), offset by an unrealized foreign currency translation gain of $33.0 million (2006 — $2.9 million; 2005 — $7.6 million) on the portion of our Senior Notes no longer considered hedged. Despite our discontinuation of hedge accounting for that financial instrument and the associated debt, as required by CICA Handbook Section 3865, Hedges, we believe that all of our financial instruments continue to adequately serve their original intended purpose of managing our exposure to fluctuations in foreign currency exchange rates.

(3)	Net cash payments for income taxes on continuing operations were $1.3 million in the year ended December 31, 2007 (2006 — $2.3 million; 2005 — $1.3 million). The net cash receipts for income taxes were $10.7 million in the year ended December 31, 2004 (2003 — $21.2 million). The existence of cash tax receipts in 2003 and 2004 was the result of transactions we entered into with Quebecor Media to reduce our tax obligations. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity and capital resource requirements — Purchase and/or sale of Preferred Shares of Quebecor Media and SUN TV and convertible obligations issued to and/or redeemed from Quebecor Media and SUN TV”.

(4)	Total assets as at December 31, 2007 include our investment in Quebecor Media and SUN TV Company preferred shares of $569.8 million. Our investment in Quebecor Media and SUN TV preferred shares was $1.590 billion, $1.140 billion, $1.282 billion and $589.4 million as at December 31, 2003, 2004, 2005 and 2006, respectively. See Note 6 to our audited consolidated financial statements included in “Item 17. Financial Statements” of this annual report.

(5)	In its analysis of operating results, Sun Media uses the supplemental financial measure operating income. Sun Media defines operating income as net income before amortization, restructuring charges, financial expenses, equity losses and impairment, income taxes and non-controlling interest. Operating income, and ratios using this measure, are not required by or recognized under Canadian GAAP or U.S. GAAP. Operating income is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Operating income is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Operating income has limitations as an analytical tool, including: it does not reflect financial expenses, including interest payments, or the cash required to pay interest and other financial expenses; it does not reflect income tax expense or the cash required to pay income taxes; although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures; it does not reflect the cash required to pay expenses relating to our restructuring initiatives; it does not reflect cash outlays for future contractual commitments; and it does not reflect impairments or equity losses, including our equity losses in and advances to SUN TV. You should note that Sun Media’s definition of operating income may not be identical to similarly titled measures reported by other companies, limiting the usefulness of operating income as a comparative measure. Sun Media provides a reconciliation of operating income to net income and to cash provided by operating activities of continuing operations under Canadian GAAP and U.S. GAAP under “Item 5. Operating and Financial Review and Prospects — Operating Results and Operating Income”.

(6)	For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of income from continuing operations before income taxes and non-controlling interest and fixed charges, and (ii) fixed charges consist of interest expensed and capitalized on long-term debt, plus amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense.

(7)	Circulation figures represent the average daily paid circulation for the period indicated and include only the 17 paid daily newspapers that we publish.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors
     This section describes some of the risks that could affect our business, financial condition and results of operations, as well as the market value of our 7 5/8% Senior Notes due 2013, which we refer to as our “Senior Notes”. The factors below should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained in “Cautionary Statement Regarding Forward-Looking Statements” at the forepart of this document.
     The risks below are not the only ones that we face. Some risks may not yet be known to us and some that we do not currently believe to be material could later turn out to be material. Any of these risks could materially affect our business, financial condition and results of operations.
We operate in a highly competitive industry with emerging technological developments, and an inability to compete successfully could have a material adverse effect on our business, prospects, financial condition and results of operations.
     Revenue generation in the newspaper industry depends primarily on advertising sales and paid circulation. Competition for newspaper advertising is largely based on readership, circulation, market demographics, price and content of the newspaper. Competition for readers is largely based on price, editorial content, quality of delivery service and availability of publications. Competition for advertising and circulation revenue comes from local, regional and national newspapers, radio, broadcast and cable television, direct mail and other communications and advertising media that operate in our markets. In recent years, competition has intensified as a result of digital media technologies. Distribution of news, entertainment and other information over the Internet, as well as through other media platforms, such as cellular phones and wireless devices, continues to grow in popularity. These technological developments are increasing the number of media choices available to advertisers and audiences. As media audiences fragment, advertisers will continue to allocate a portion of their advertising budgets to non-traditional media, such as Web sites and search engines. In addition, consolidation in the Canadian broadcasting, publishing and other media industries has increased significantly, and our competitors include market participants with interests in multiple industries and media, some of which have greater financial and other resources than we do. We may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our advertising and circulation revenues, prospects, financial condition and results of operations.
Our revenue is subject to cyclical and seasonal variations and prevailing economic conditions.
     Our operating results are sensitive to prevailing local, regional and national economic conditions because of our dependence on advertising sales for revenue. Expenditures by advertisers tend to be cyclical reflecting overall economic conditions, as well as budgeting and buying patterns and priorities. A substantial portion of our advertising revenue is derived from retail and automotive advertisers, who have historically been sensitive to broader economic cycles, and our operating results have in the past been materially adversely affected by extended downturns in the Canadian retail and automotive sectors. Similarly, since a substantial portion of our advertising revenue is derived from local advertisers, our operating results in individual markets could be adversely affected by local or regional economic downturns. In addition, most of our advertising contracts are short-term contracts that may be terminated by the advertisers at any time with little notice.

     Our business has also experienced, and is expected to continue to experience, significant fluctuations in operating results due to, among other things, seasonal advertising patterns and seasonal influences on people’s reading habits. In addition, because a greater portion of our circulation is based on single-copy rather than subscription sales, our circulation levels are more vulnerable to seasonal weather changes. Given those seasonal patterns, our second and fourth quarters have historically been our strongest, and our first quarter has generally been the weakest.
Our content may not attract a large or growing readership, which may limit our ability to generate advertising and circulation revenue.
     A significant portion of our revenues is derived from advertising and circulation revenues. Advertising and circulation revenues are largely dependent upon readership, which is in large part a function of the content and quality offered, and is influenced by factors such as increased competition from new media sources other than traditional newspapers (often free to users), quality and acceptance of other competing content in the marketplace, general economic conditions and shifting preferences among some consumers to receive all or a portion of their news other than from a newspaper. Our publications, and the newspaper industry as a whole, are experiencing difficulty maintaining and increasing print circulation and related revenues. A prolonged decline in circulation copies would have a material effect on the rate and volume of advertising revenues (as rates reflect circulation and readership, among other factors). If our ability to generate advertising revenue is limited, we may need to develop new or alternative revenue sources, and to maintain our circulation base we may incur additional costs, which costs we might not be able to recover through circulation and advertising revenues. There can be no assurance that we would be able to develop any such new revenue sources or maintain our circulation base, and any such limitation of our ability to generate revenue could have a material adverse effect on our business, financial condition and results of operations.
Two of our publications represent a significant portion of our revenue.
     The Journal de Montréal and the Toronto Sun have historically represented a significant portion of our revenue, and we expect that they will continue to do so for the foreseeable future. The Journal de Montréal accounted for approximately 17.1% of our revenue and the Toronto Sun accounted for approximately 11.2% of our revenue in the year ended December 31, 2007. A significant decline in the performance of either the Journal de Montréal or the Toronto Sun or in general advertising spending in the markets they serve could cause our revenue to decrease significantly and could have a material adverse effect on our business, financial condition and results of operations.
We may not successfully implement our business and operating strategies.
     Our business and operating strategies include increasing advertising and circulation revenues, expanding complementary products and services, reducing costs, restructuring initiatives, achieving efficiencies through geographic clustering, consolidating certain business functions, and targeting further synergies with the operations of other Quebecor Media group of companies. For example, in 2007, Quebecor Media acquired Osprey Media Income Fund (“Osprey Media”), a significant Canadian newspaper publishing company. This entity is not a subsidiary of Sun Media and is not included in Sun Media’s scope of consolidation. However, business and operating processes are being reviewed at both Sun Media and Osprey Media to target synergies between the two groups of companies. In addition, we have recently been transitioning the printing of portions of certain of our Sun Media’s publications to two new Quebecor Media printing facilities. The anticipated benefits of these business and operating strategies will depend in part upon whether these strategies can be realized in an efficient and effective manner. Such strategies require the dedication of resources and management attention, and may interfere with Sun Media’s business or day-to-day operations.
     We may not be able to implement these strategies fully or realize their anticipated results. Implementation of these strategies could also be affected by a number of factors beyond our control, including operating difficulties, increased operating costs, regulatory developments, general or local economic conditions, increased competition and the other factors described in this “Risk Factors” section. Any material failure to implement our strategies could have a material adverse effect on our reputation, business, financial condition, prospects and results of operations and on our ability to meet our obligations, including our ability to service our indebtedness.

We may be adversely affected by variations in the cost of newsprint. In addition, our operations are labour intensive, resulting in a relatively high fixed-cost structure.
     Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2007, Sun Media’s total newsprint consumption was approximately 160,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented 13.6% ($97.5 million) of our cost of sales, selling and administrative expenses for the year ended December 31, 2007. We currently anticipate that the market price of newsprint will increase in 2008, based on recent announcements from our supplier citing higher manufacturing costs. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our financial condition and results of operations.
     In order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer. We currently obtain newsprint from this supplier at a discount to market prices, and receive additional volume rebates for purchases above certain thresholds. There can be no assurance that this supplier will continue to supply newsprint to us on favourable terms or at all. If we are unable to continue to source newsprint from this supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could have a significant negative impact on our results.
     In addition, since newspaper publishing is labour intensive, our business has a relatively high fixed cost structure. During periods of economic contraction, our revenue may decrease while certain costs remain fixed, resulting in decreased earnings.
We may be adversely affected by strikes and other labour protests.
     As of December 31, 2007, approximately one third of our employees are unionized. We are currently a party to 48 collective bargaining agreements. As of February 29, 2008, 12 of our collective bargaining agreements, representing 941 or 47.0% of our unionized employees, have expired. Negotiations regarding these 12 collective bargaining agreements are either in progress or will be undertaken in 2008. Our 36 other collective bargaining agreements, representing approximately 1,063 unionized employees, are scheduled to expire on various dates through December 2010.
     We have in the past experienced labour disputes which have disrupted our operations, resulted in damage to our network or our equipment and impaired our growth and operating results, including a current labour dispute affecting unionized pressroom, newsroom and office employees of the Journal de Québec and, recently, a labour disruption involving the pressroom at the Journal de Montréal between June 2006 and February 2007. We cannot predict the outcome of any current or future negotiations relating to labour disputes, union representation or the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and/or service interruption, which could adversely affect our business, assets, financial position and results of operations. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and results of operation.
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
Our indebtedness and significant interest payment requirements could adversely affect our financial condition and prevent us from fulfilling our obligations.
     Our indebtedness and interest payment obligations could have significant consequences, including the following:
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
     Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in an acceleration of our debt and cross-defaults under our other debt. This acceleration and these cross-

defaults could require us to repay or repurchase debt prior to the date it would otherwise be due, which could adversely affect our financial condition. In addition, if we incur additional debt in the future, we may be subject to additional covenants, which may be more restrictive than those that we are subject to now. Even if we are able to comply with all the applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.
We need a significant amount of cash to service our debt. Our ability to generate cash depends on many factors beyond our control.
     Our ability to meet our debt service requirements depends on our ability to generate cash. Our ability to generate cash depends on many factors beyond our control, such as competition, general economic conditions and newsprint prices. We cannot provide assurance that we will generate sufficient cash flow from operations or that future cash flow will be available to us in amounts sufficient to meet our obligations under our indebtedness or to fund our other liquidity needs.
We depend, to a certain extent, on our subsidiaries for cash needed to service our debt obligations.
     For the year ended December 31, 2007, our subsidiaries generated approximately 32.4% of our revenues (before inter-company eliminations) and held approximately 65.8% of our consolidated total assets. Our cash flow and ability to service our debt obligations, including our Senior Notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by these entities to us. The ability of these entities to pay dividends or make other loans, advances or payments to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. Our subsidiaries are not obligated to make funds available to us.
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
     As at December 31, 2007, and after taking into account related derivative instruments, $115.2 million of Sun Media’s long-term debt until February 15, 2008 and $351.2 million thereafter is tied to variable interest rates. Interest rates are currently at relatively low levels, and an increase in interest rates would increase our debt service requirements and could have a negative impact on our financial results. Sun Media could modify, at any time, its exposure to variable interest rates through the use of financial instruments.

We may not be able to finance an offer to purchase our Senior Notes following a change of control as required by the indenture because we may not have sufficient funds at the time of the change of control or our credit facilities may not allow the repurchases.
     If we experience a change of control, as that term is defined under the indenture governing our Senior Notes, or if we or our subsidiaries dispose of significant assets under specified circumstances, we may be required to make an offer to repurchase all of our Senior Notes prior to maturity. We cannot assure you that we will have sufficient funds or be able to arrange for additional financing to repurchase our Senior Notes following such change of control or asset sale. There is no sinking fund with respect to our Senior Notes.
     In addition, under our credit facilities, a change of control would be an event of default. Any future credit agreement or other agreements relating to our senior indebtedness to which we become a party may contain similar provisions. Similarly, our failure to purchase the Senior Notes upon a change of control would, pursuant to the indenture governing our Senior Notes, constitute an event of default. Any such default could in turn constitute an event of default under future senior indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, we may not have sufficient funds to repurchase the Senior Notes and repay the debt.
We may be adversely affected by exchange rate fluctuations.
     Most of our revenues and expenses, other than interest expenses and principal repayments on U.S. dollar-denominated debt, are denominated in Canadian dollars. A substantial portion of our indebtedness is denominated, and interest, principal and any premium on our indebtedness, including our outstanding Senior Notes will have to be paid, in U.S. dollars. As a result, we are exposed to foreign currency exchange risk. Although we have entered into transactions to hedge the exchange rate risk related to our U.S. dollar-denominated debt, our hedging transactions could, in certain instances, prove economically ineffective and may in the future not be successful in protecting us against exchange rate fluctuations, or we may be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions. Moreover, certain cross-currency interest rate swaps that we have entered into, and may in the future enter into, include an option that allows each party to unwind the transaction at the then-fair value. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.
     For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate as a result of foreign exchange gains or losses, and such fluctuations could be material. Although we have entered into transactions to hedge the exchange rate risk with respect to 100% of our U.S. dollar-denominated debt, these hedging transactions could, in certain instances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations.
     The fair value of derivative financial instruments is estimated using period-end market rates and reflects the amount Sun Media would receive or pay if the instruments were settled at those dates. At December 31, 2007, the net aggregate fair value of the derivative financial instruments and other financial instruments was negative $371.1 million.
     Certain of the commodities we consume in our daily operations are traded on commodities exchanges or are negotiated on their respective markets in U.S. dollars. Therefore, although we pay our suppliers in Canadian dollars, the prices we pay for such commodities may be affected by currency exchange rate fluctuations, and such price changes could be material and could have an adverse effect on our results of operations. We may in the future enter into transactions to hedge the exchange rate risk related to the prices of some of these commodities.

We are subject to extensive environmental regulations.
     Substantially all of our facilities are subject to federal, provincial, state and municipal laws concerning, among other things, emissions to the air, water and sewer discharge, the handling and disposal of hazardous materials and waste, recycling, or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things regulate employee exposure to hazardous substances in the workplace, also govern our operations. Failure to comply with present or future laws or regulations could result in substantial liability to us. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, including uses related to historic publishing operations, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. We are not currently planning any material study or remedial measure, and none has been required by regulatory authorities. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination. See also “Item 4. Information on the Company — Regulation”.
Our auditors are not required to issue a report on our internal control over financial reporting in this annual report.
     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have, as a non-accelerated filer, recently completed the process of documenting, reviewing and, where appropriate, improving our internal control over financial reporting in connection with our first annual management assessment of the effectiveness of our internal control over financial reporting. Management’s report on our internal controls over financial reporting is included in “Item 15. Controls and Procedures” of this annual report. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related temporary SEC rules, this annual report does not include a report of the Company’s registered public accounting firm on our internal control over financial reporting.
     While we have concluded that our internal control over financial reporting was effective as of December 31, 2007, we cannot be certain that, when our auditors are required to perform an audit of our internal control over financial reporting, they will deliver their report without identifying areas for further attention or improvement, including material weaknesses.
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
Non-U.S. holders of our Senior Notes are subject to restrictions on the resale or transfer of our Senior Notes.
     Although we registered our Senior Notes under the Securities Act, we did not, and we do not intend to, qualify our Senior Notes by prospectus in Canada, and, accordingly, the notes remain subject to restrictions on resale and transfer in Canada. In addition, non-U.S. holders remain subject to restrictions imposed by the jurisdiction in which the holder is resident.
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
Applicable statutes allow courts, under specific circumstances, to void the guarantees of our Senior Notes provided by certain of our subsidiaries.
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
     To the extent a court voids a guarantee as a fraudulent transfer, preference or conveyance or holds it unenforceable for any other reason, holders of notes would cease to have any direct claim against the guarantor that delivered a guarantee. If a court were to take this action, the guarantor’s assets would be applied first to satisfy the guarantor’s liabilities, including trade payables and preferred stock claims, if any, before any portion of its assets could be distributed to us to be applied to the payment of the Senior Notes. We cannot assure you that a guarantor’s remaining assets would be sufficient to satisfy the claims of the holders of our Senior Notes relating to any voided portions of the guarantees.
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
     We are incorporated under the laws of the Province of British Columbia. Substantially all of our directors, controlling persons and officers are residents of Canada or other jurisdictions outside of the United States and substantially all of our assets and their assets are located outside the United States. We have agreed, under the terms of the indenture governing our Senior Notes, to accept service of process in any suit, action or proceeding with respect to the indenture or our Senior Notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. However, it may be difficult for holders of our Senior Notes to effect service of process upon us or such persons within the United States or to enforce against us or them in the United States judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal or state securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal or state securities law against us and our directors, controlling persons and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts.
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

Item 4. Information on the Company
A. History and Development of the Company
     Our legal and commercial name is Sun Media Corporation. Our principal executive office is located at 333 King Street East, Toronto, Ontario, Canada M5A 3X5, and our telephone number is (416) 947-2222. Our registered office is located at 2200-1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9.
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
     Our agent for service of process in the United States in respect of our 7 5/8% Senior Notes due 2013 is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.
     Since December 31, 2004, we have completed several business acquisitions and other transactions through our direct and indirect subsidiaries, including, among others, the following:
•	In March 2005, Sun Media, in partnership with another private Canadian company, launched a free daily commuter publication, Vancouver 24 Hours, in Vancouver, British Columbia. During the third quarter of 2007, Sun Media acquired the remaining 50% non-controlling interest in Vancouver 24 Hours for net cash consideration of $4.5 million. Prior to the acquisition, Sun Media had advanced funds of approximately $1.8 million to the benefit of the 50% non-controlling interest of Vancouver 24 Hours. Vancouver 24 Hours is published Monday to Friday, circulates daily throughout the Greater Vancouver Area, and provides Sun Media with a platform for advertising revenue in Canada’s third largest urban market.

•	In November 2006, Sun Media launched two new commuter papers in the Ottawa region, 24 Hours in Ottawa and 24 Heures in Ottawa-Gatineau. In addition, Sun Media launched two new commuter papers in Alberta in February 2007, one in Calgary and one in Edmonton.

•	During the third quarter of 2007, Sun Media increased its interest in Le Courrier du Sud Inc. by 25% to 75.01% for cash consideration of $7.9 million.
Business Overview
     Sun Media publishes Canada’s largest national chain of tabloids and community newspapers. With a 20.9% market share, Sun Media is also the second largest newspaper publisher in Canada in terms of weekly paid circulation as of September 30, 2007, according to statistics published by the Canadian Newspaper Association, or “CNA”. Sun Media publishes 207 publications across Canada in urban and community markets. We publish 17 paid daily newspapers and serve eight of the top ten urban markets in Canada. According to the Audit Bureau of Circulations, each of Sun Media’s eight urban daily newspapers ranks either first or second in its market in terms of weekly paid circulation as of September 30, 2007, including the second and third largest non-national dailies in Canada: The Journal de Montréal, with a weekly paid circulation of 1.8 million copies and the Toronto Sun, with a weekly paid circulation of 1.5 million copies. Sun Media also publishes 183 weekly newspapers, shopping guides, and agricultural and other specialty publications, as well as seven free daily commuter publications: 24 Hours in Toronto, Vancouver 24 Hours, 24 Heures in Montreal, 24 Hours in Ottawa, 24 Heures in Ottawa-Gatineau, 24 Hours Calgary and 24 Hours Edmonton. As of December 31, 2007, the combined weekly paid circulation of our daily newspapers was approximately 6.5 million copies, and the combined weekly circulation of our free dailies was approximately 3.5 million copies, according to internal statistics. Sun Media also owns a 25% interest in SUN TV Company (“SUN TV”), a general interest television station in Toronto, Ontario.
     We also provide a range of distribution services through our distribution businesses, Messageries Dynamiques and NetMedia.
     Furthermore, we provide a range of commercial printing and other related services to third parties through a national network of production and printing facilities and distribute newspapers and magazines for other publishers across Canada.
     For the year ended December 31, 2007, we generated revenues of $927.1 million and operating income of $210.9 million. For this same period, we derived 79.9% of our revenues from advertising, 16.1% from circulation, and 4.0% from commercial printing and other revenues. For the year ended December 31, 2006, we generated revenues of $928.2 million and operating income of $209.1 million. For this same period, we derived 78.9% of our revenues from advertising, 17.0% from circulation, and 4.1% from commercial printing and other revenues.
Canadian Newspaper Publishing Industry Overview
     Newspaper publishing is the oldest segment of the advertising-based media industry in Canada. The industry is mature and is dominated by a small number of major newspaper publishers largely segmented in different markets and geographic areas, of which we are the second largest with a combined average weekly circulation (paid and unpaid) of approximately 13.5 million copies, according to internal statistics. According to the CNA’s circulation data for the six months ended March 31, 2007, the most recent data available, our 20.9% market share of paid weekly circulation for Canadian daily newspapers is exceeded only by CanWest MediaWorks Inc., with a 27.3% market share, and is followed by Torstar Corporation (14.2%), Power Corporation (10.0%), CTV Globemedia (6.6%), and our sister company Osprey Media (5.5%).
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
     Newspaper publishers derive revenue primarily from the sale of retail, classified, national and insert advertising, and to a lesser extent through paid subscriptions and single copy sales of newspapers. The mature nature of the Canadian newspaper industry has resulted in stable revenue levels (and limited growth) for many years. Most daily newspapers are well established in their communities, and many have been in existence for over 100 years.
Advertising and Circulation
     Advertising revenue is our largest source of revenue and represented 79.9% of our total revenues in 2007. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. Our strategy is to maximize advertising revenue by providing advertisers with a range of pricing and marketing alternatives to better enable them to reach their target audience. Our newspapers offer a variety of advertising alternatives, including full-

run advertisements in regular sections of the newspaper targeted to different readers (including automotive, real estate and travel), geographically-targeted inserts, special interest pullout sections and advertising supplements.
     Sun Media’s principal categories of advertising revenues are classified, retail and national advertising. Classified advertising has traditionally accounted for the largest share of our advertising revenues in our urban daily newspapers (48.3% in the year ended December 31, 2007) followed by retail advertising (31.4% in the same period) and national advertising (17.8% in the same period). Classified advertising is made up of four principal sectors: automotive, private party, recruitment and real estate. Automotive advertising is the largest classified advertising category, representing about 46.1% of all of our classified advertising in terms of revenue for the year ended December 31, 2007. Retail advertising is display advertising principally placed by local businesses and organizations. Most of our retail advertisers are department stores, electronics stores and furniture stores. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Our national advertisers are principally in the retail automotive sector.
     In the smaller community papers, substantially all of the advertising revenues are derived from local retailers and classified advertisers. These newspapers publish advertising supplements with specialized themes such as agriculture, tourism, home improvement and gardening to encourage advertisers to purchase additional linage in these special editions.
     We believe our advertising revenues are diversified not only by category (classified, retail and national), but also by customer and geography. For the year ended December 31, 2007, our top ten national advertisers accounted for approximately 6.6% of the total advertising revenue and approximately 5.3% of our total revenue. In addition, because we sell advertising in numerous regional markets in Canada, the impact of a decline in any one market can be offset by strength in other markets.
     Circulation sales are our second-largest source of revenue and represented 16.1% of total revenues in 2007. In the large urban markets, newspapers are available through newspaper boxes and retail outlets Monday through Sunday. We offer daily home delivery in each of our newspaper markets. We derive our circulation revenues from single copy sales and subscription sales. Our strategy is to increase circulation revenue by adding newspaper boxes and point-of-sale locations, as well as expanding home delivery. In order to increase readership, we are expanding coverage of local news in our newspapers and targeting editorial content to identified groups through the introduction of niche products.
Our Newspaper Operations
     We operate our newspaper businesses in urban and community markets through two groups of products:
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
     Our parent company, Quebecor Media, has invested in a new printing facility located in Toronto, Ontario. In early 2007, we transferred the printing of 24 Hours in Toronto to this new facility and, in late 2007, we began printing a portion of the Toronto Sun at this site. In addition, Quebecor Media has invested in a new printing facility located in Saint-Janvier-de-Mirabel, Quebec. During the fourth quarter of 2006, this new printing facility began printing certain of our Quebec community publications as well as the Ottawa Sun, 24 Hours in Ottawa and 24 Heures (Montréal and Ottawa-Gatineau). In 2007, portions of the Journal de Montréal and the Journal de Québec were also printed at this site.

The Urban Daily Group
     Our Urban Daily Group is comprised of eight paid daily newspapers, seven free daily commuter publications and three free weekly publications.
     Paid daily newspapers
     The paid daily newspapers are published seven days a week and are all tabloids with the exception of the broadsheet the London Free Press. These are mass circulation newspapers that provide succinct and complete news coverage with an emphasis on local news, sports and entertainment. The tabloid format makes extensive use of color, photographs and graphics. Each newspaper contains inserts that feature subjects of interest such as fashion, lifestyle and special sections. In addition, our Urban Daily Group includes a distribution business, Messageries Dynamiques.
     As of December 31, 2007, on a combined weekly basis the eight paid daily newspapers in our Urban Daily Group have a circulation of approximately 6.1 million copies, according to internal statistics. These newspapers hold either the number one or number two position in each of their respective markets in terms of circulation. In addition, on a combined basis, over 50% of our readers do not read our principal competitor’s newspaper in each of our urban daily markets, according to data from the NADbank® 2007 Study referred to below.
     Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by an independent survey conducted by NADbank Inc. According to the NADbank® 2007 Study, the most recent available survey, readership estimates are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank Inc. who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.
     The following table lists our paid daily newspapers and their respective readership in 2007 as well as their market position by paid circulation during that period:

	2007 Average Readership			Market Position by
Newspaper	Saturday	Sunday	Mon-Fri	Paid Circulation(1)
Journal de Montréal	611,600	397,500	588,000	1
Journal de Québec	199,500	119,900	165,700	1
Toronto Sun	515,200	731,100	638,000	2
London Free Press	170,700	111,600	167,000	1
Ottawa Sun	106,400	98,000	123,100	2
Winnipeg Sun	97,500	92,200	115,700	2
Edmonton Sun	131,300	158,100	168,100	2
Calgary Sun	121,400	148,100	155,600	2

Total Average Readership	1,953,600	1,856,500	2,121,200

(1)	Based on paid circulation data published by the Audit Bureau of Circulations in September 2007 with respect to non-national newspapers in each relevant market.
     Journal de Montréal. The Journal de Montréal is published seven days a week and is distributed by Messageries Dynamiques, our business that specializes in the distribution of publications. According to the Audit Bureau of Circulations, the Journal de Montréal ranks second in paid circulation among non-national dailies in Canada and first among French-language dailies in North America. The average daily circulation of the Journal de Montréal exceeds the circulation of each of its main competitors in Montreal, namely La Presse and the Montreal Gazette, according to Audit Bureau of Circulations data as of September 30, 2007.

     The following table presents the average daily circulation of the Journal de Montréal for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
Journal de Montréal
Saturday	308,000	309,300	303,700
Sunday	259,800	263,700	260,600
Monday to Friday	268,200	263,400	262,900

Source: Internal Statistics
     Journal de Québec. The Journal de Québec is published seven days a week and is distributed by Messageries Dynamiques. The Journal de Québec is the number one newspaper in its market, based on average daily circulation, according to Audit Bureau of Circulations data as of September 30, 2007. The main competitor of the Journal de Québec is Le Soleil.
     The following table presents the average daily paid circulation of the Journal de Québec for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
Journal de Québec
Saturday	123,400	127,400	125,200
Sunday	101,400	107,300	107,000
Monday to Friday	99,700	104,500	104,300

Source: Internal Statistics
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
     The following table presents the average daily circulation of the Toronto Sun for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
Toronto Sun
Saturday	148,000	149,000	160,800
Sunday	326,500	328,500	332,500
Monday to Friday	183,600	189,900	188,900

Source: Internal Statistics
     London Free Press. The London Free Press, one of Canada’s oldest daily newspapers, emphasizes national and local news, sports and entertainment and is distributed throughout the London area through its own network. It is the only local daily newspaper in its market.

     The following table reflects the average daily circulation of the London Free Press for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
London Free Press
Saturday	104,400	100,400	96,400
Sunday	64,600	62,800	61,900
Monday to Friday	87,600	84,200	81,600

Source: Internal Statistics
     The London Free Press also publishes the London Pennysaver, a free weekly community shopping guide with circulation of approximately 145,300, according to internal statistics, as at December 31, 2007.
     Ottawa Sun. The Ottawa Sun is published seven days a week and is distributed throughout the Ottawa region through its own distribution network. the Ottawa Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes daily with the English language broadsheet, the Ottawa Citizen, and also with the French language paper, Le Droit.
     The following table reflects the average daily paid circulation of the Ottawa Sun for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
Ottawa Sun
Saturday	44,800	44,100	42,900
Sunday	51,000	51,200	49,700
Monday to Friday	51,200	50,500	49,800

Source: Internal Statistics
     The Ottawa Sun also publishes the Ottawa Pennysaver, a free weekly community shopping guide with circulation of approximately 168,600, according to internal statistics, as at December 31, 2007.
     Winnipeg Sun. The Winnipeg Sun is published seven days a week. It serves the metropolitan Winnipeg area and has its own distribution network. The Winnipeg Sun operates as the number two newspaper in the Winnipeg market according to the Audit Bureau of Circulations and competes with the Winnipeg Free Press.
     The following table reflects the average daily circulation of the Winnipeg Sun for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
Winnipeg Sun
Saturday	40,500	38,200	38,000
Sunday	49,100	47,100	46,000
Monday to Friday	40,600	39,500	39,000

Source: Internal Statistics
     Edmonton Sun. The Edmonton Sun is published seven days a week and is distributed throughout Edmonton through its own distribution network. The Edmonton Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations, and competes with Edmonton’s broadsheet daily, the Edmonton Journal.

     The following table presents the average daily circulation of the Edmonton Sun for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
Edmonton Sun
Saturday	68,100	64,700	59,100
Sunday	94,900	90,500	83,100
Monday to Friday	70,000	68,000	63,900

Source: Internal Statistics
     Calgary Sun. The Calgary Sun is published seven days a week and is distributed throughout Calgary through its own distribution network. The Calgary Sun is the number two newspaper in its market, according to the Audit Bureau of Circulations and competes with Calgary’s broadsheet daily, the Calgary Herald.
     The following table presents the average daily circulation of the Calgary Sun for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
Calgary Sun
Saturday	62,500	59,000	55,400
Sunday	91,500	90,000	82,100
Monday to Friday	62,300	60,600	57,000

Source: Internal Statistics
     Free daily newspapers
     24 Heures in Montreal. Our Montreal commuter paper, 24 Heures, is a free daily newspaper with an average weekday circulation of 144,900 copies, according to internal statistics as at December 31, 2007.
     24 Hours. Our Toronto commuter paper, 24 Hours, is a free daily newspaper with an average weekday circulation of 257,000 copies, according to internal statistics as at December 31, 2007. The editorial content of 24 Hours concentrates on the greater metropolitan Toronto area. We also publish Find-A-Rental, a free weekly residential rental guide with an average weekly circulation of approximately 34,000 copies, according to internal statistics as at December 31, 2007, to complement 24 Hours in Toronto.
     Vancouver 24 Hours. In March 2005, Sun Media, in partnership with another private Canadian company, launched Vancouver 24 Hours, a free daily newspaper in Vancouver, with an average weekday circulation of 137,100 copies, according to internal statistics as at December 31, 2007. During the third-quarter of 2007, Sun Media acquired the remaining 50% interest in Vancouver 24 Hours. The editorial content of Vancouver 24 Hours concentrates on the greater metropolitan Vancouver area.
     24 Hours in Ottawa and 24 Heures in Ottawa-Gatineau. In November 2006, we launched two new commuter papers in the Ottawa region, 24 Hours in Ottawa and 24 Heures in Ottawa-Gatineau. Both are free daily newspapers and at December 31, 2007, the combined average weekly circulation was 71,800 copies, according to internal statistics. The editorial content of these free dailies concentrates on the greater metropolitan Ottawa area.
     24 Hours in Calgary and 24 Hours in Edmonton. In February 2007, we launched two new free commuter papers in Alberta, one in Calgary and one in Edmonton; and, by December 31, 2007, the combined average weekday circulation was 97,200, according to internal statistics. The editorial content of each paper concentrates on the greater metropolitan area of each of these cities, respectively.
     Competition
     In addition to competing directly with other dailies published in their respective markets, each of our newspapers in the Urban Daily Group competes for advertising revenue with weekly newspapers, magazines, direct marketing, radio, television, Internet and other advertising media, including outdoor advertising. The rate of development of opportunities in, and competition from, emerging digital communications services, including those related to the Internet, is increasing. Through internal development programs, joint initiatives with Quebecor Media and acquisitions, Sun Media’s efforts to explore new opportunities in news, information and communications businesses have expanded and will continue to do so. We believe that the high cost associated with starting a major daily newspaper operation represents a barrier to entry to potential new competitors of our Urban Daily Group.
     Through the Journal de Montréal and the Journal de Québec, we have established market leading positions in Quebec’s two main urban markets, Montreal and Quebec City. The Journal de Montréal ranks second in circulation after the Toronto Star among non-national Canadian dailies and is first among French-language dailies in North America. The Journal de Montréal competes directly with two other major dailies and also with two free dailies, one of which is owned by Sun Media.
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
     Each of our dailies in Edmonton, Calgary, Winnipeg and Ottawa competes against a broadsheet newspaper and has established a number two position in its respective market.
The Community Newspaper Group
     In total, the Community Newspaper Group consists of 9 paid daily community newspapers, 163 community weekly newspapers and shopping guides, and 17 agricultural and other specialty publications. The Community Newspaper Group also includes NetMedia, its distribution sales arm, which coordinates the distribution of advertising and promotional materials across Canada.
     The total average weekly circulation of the publications in our Community Newspaper Group for the year ended December 31, 2007 was approximately 2.8 million free copies and approximately 663,700 paid copies, according to internal statistics. The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by our Community Newspaper Group for the year ended December 31, 2007:

		Average Daily
Newspaper	Location	Paid Circulation
Recorder and Times	Brockville, Ontario	12,200
Beacon Herald	Stratford, Ontario	9,900
Daily Herald Tribune	Grande Prairie, Alberta	7,700
Simcoe Reformer	Simcoe, Ontario	6,800
St. Thomas Time-Journal	St. Thomas, Ontario	6,200
Sentinel-Review	Woodstock, Ontario	5,900
Fort McMurray Today	Fort McMurray, Alberta	3,300
Miner & News	Kenora, Ontario	2,800
The Daily Graphic	Portage La Prairie, Manitoba	2,500

Total Average Daily Paid Circulation		57,300

Source: Internal Statistics

     The weekly and specialty publications of the Community Newspaper Group are distributed throughout Canada. The number of weekly publications on a regional basis is as follows:

Number of
Province	Publications
Quebec	53
Ontario	49
Alberta	43
Manitoba	12
Saskatchewan	5
New Brunswick	1

Total Publications	163
     Our community newspaper publications generally offer news, sports and special features, with an emphasis on local information. We believe that these newspapers cultivate reader loyalty and create franchise value by emphasizing local news, thereby differentiating themselves from national newspapers.
     Competition
     Several of the Community Newspaper Group’s publications maintain the number one position in the markets that they serve. Our community publications are generally located in small towns and are typically the only daily or weekly newspapers of general circulation published in their respective communities, although some face competition from daily or weekly publications published in nearby locations and circulated in the markets where we publish our daily or weekly publications. Historically, the Community Newspaper Group’s publications have been a consistent source of cash flow, derived primarily from advertising revenue.
Other Operations
     Commercial Printing and Distribution
     Sun Media’s national network of production and printing facilities enables it to provide printing services for web press (coldset and heatset) and sheetfed products, and graphic design for print and electronic media. Web presses utilize rolls of newsprint, whereas sheetfed presses use individual sheets of paper. Heatset web presses, which involve a more complex process than coldset web presses, are generally associated with printing on glossy paper. We own 24 web press and 6 sheetfed press operations located throughout Canada. These operations provide commercial printing services for both our internal printing needs and for third parties. Our printing facilities include 13 printing facilities for the daily publications, and 12 other printing facilities operated by the Community Newspaper Group in five provinces.
     We also offer third-party commercial printing services, which provides us with an additional revenue source that leverages existing equipment with excess capacity. In our third-party commercial printing operations, we compete with other newspaper publishing companies as well as with commercial printers. Our competitive strengths in this area include our modern equipment, our status in some of our markets as the only local provider of commercial printing services and our ability to price projects on a variable cost basis, as our core newspaper business covers overhead expenses.
     The Urban Daily Group includes the distribution business of Messageries Dynamiques, which distributes dailies, weeklies, magazines and other electronic and print media and reaches approximately 268,300 households and 13,400 retail outlets through its operations in Quebec.
     Similarly, the Community Newspaper Group operates the distribution business of NetMedia, which distributes catalogues, flyers, product samples and other direct mail promotional material across Canada. Through its own branch system and its associated distributors, the Community Newspaper Group currently has the potential to provide advertising customers with broad-based distribution in Canada.

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
     Our newspaper business is cyclical in nature. Our operating results are sensitive to prevailing local, regional and national economic conditions because of our dependence on advertising sales for a substantial portion of our revenue. Expenditures by advertisers tend to be cyclical reflecting overall economic conditions, as well as budgeting and buying patterns and priorities. In addition, substantial portion of our advertising revenue is derived from retail and automotive advertisers, who have historically been sensitive to general economic cycles, and our operating results have in the past been materially adversely affected by extended downturns in the Canadian retail and automotive sectors. Similarly, since a substantial portion of our advertising revenue is derived from local advertisers, our operating results in individual markets could be adversely affected by local or regional economic downturns.
Raw Materials
     Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2007, Sun Media’s total newsprint consumption was approximately 160,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented 13.6% ($97.5 million) of our cost of sales, selling and administrative expenses for the year ended December 31, 2007. We currently anticipate that the market price of newsprint will increase in 2008, based on recent announcements from our supplier citing higher manufacturing costs. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our financial condition and results of operations. Sun Media manages the effects of newsprint price increases through a combination of, among other things, waste management, technology improvements, web width reduction, inventory management, and by controlling the mix of editorial versus advertising content.
     In addition, in order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer. We currently obtain newsprint from this supplier at a discount to market prices, and receive additional volume rebates for purchases above certain thresholds. There can be no assurance that this supplier will continue to supply newsprint to us on favourable terms or at all. If we are unable to continue to source newsprint from this supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could have a significant negative impact on our results.
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
Regulation
Newspapers
     Federal and provincial laws do not directly regulate the publication of newspapers in Canada. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Income Tax Act (Canada), which limits the deductibility by Canadian taxpayers of advertising expenditures that are made in a newspaper other than a “Canadian issue of a Canadian newspaper”. For any given publication to qualify as a Canadian issue of a Canadian newspaper, the entity that publishes it, if publicly traded on a prescribed stock exchange in Canada, must ultimately be controlled, in law and in fact, by Canadian citizens and, if a private company, must be at least 75% owned, in law and in fact, in vote and in value, by Canadians. In addition, the publication must, with limited exceptions, be printed and published in Canada and edited in Canada by individuals resident in Canada. All of our newspapers qualify as “Canadian issues of Canadian newspapers” and, as a result, our advertisers generally have the right to deduct their advertising expenditures with us for Canadian tax purposes.
Broadcasting Undertakings — “Diversity of Voices”
     According to Broadcasting Public Notice CRTC 2008-4 issued on January 15, 2008, the Canadian Radio-television and Telecommunications Commission (CRTC) has published a new policy on “Diversity of Voices” stating that, as a general rule, the CRTC will not approve applications for a change in the effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station and a local newspaper serving the same market. Where a person that controls a local radio station and a local television station acquires a local newspaper serving the same market, the Commission will, at the earliest opportunity, require the licensee to explain why, in light of this policy, its radio or television licence(s) should be renewed. For the purpose of that policy, “local market” is determined using the BBM/Nielsen definition of the local radio market, “local newspaper” is defined as a newspaper that is published at least five days per week with no less than 50% of its total circulation is within the relevant radio market and no less than 50% of its total circulation is paid. “Local radio station” means a commercial radio station licensed to operate in a market where the licensee is expected to provide local news and information and “local television station” means a commercial television station licensed to operate in a market where the licensee is expected to provide local news and information. However indirect, this constitutes a new limitation on ownership of Canadian newspapers.
Environmental Regulation
     We are subject to a variety of environmental laws and regulations. Our facilities are subject to federal, provincial, state and municipal laws and regulations concerning, among other things, emissions into the air, water and sewer discharge, the handling and disposal of hazardous materials and waste, recycling, the cleanup of contaminated sites, or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things regulate employee exposure to hazardous substances in the workplace, also govern our operations.
     We expect to incur ongoing capital and operating costs to maintain compliance with existing and future applicable environmental, and employee health and safety, laws and requirements. We do not anticipate that continuing compliance with such environmental laws will have a material adverse effect upon our competitive or consolidated financial position. Environmental laws and regulations and their interpretation, however, have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding our properties, particularly those in areas of long-term industrial use, may have had historic uses, including uses related to historic publishing operations, or may have current uses that may affect these properties and require further study or remedial measures. We are not currently planning any material study or remedial measure, and none is currently required by regulatory authorities. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.
Organizational Structure
     The Company is a wholly-owned subsidiary of 3535991 Canada Inc., a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a 54.7% owned subsidiary of Quebecor Inc. The remaining 45.3% of Quebecor Media is owned by CDP Capital d’Amérique Investissements Inc., a subsidiary of the Caisse de dépôt et placement du Québec, Canada’s largest pension fund manager. The following chart illustrates the corporate structure of Sun Media as at December 31, 2007, including Sun Media’s main subsidiaries and business units, together with the jurisdiction of incorporation or organization of each entity.

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

			Floor Space
Address	Use of Property	Press Capacity(1)	Occupied (sq. ft.)
Toronto, Ontario 333 King Street East	Operations building, including printing plant —Toronto Sun	4 Metro presses (32 units) and 1 Metroliner press (8 units)	245,900

Montreal, Quebec	Operations building,	3 Metro presses	162,000
4545 Frontenac Street	including printing plant	(27 units)
	—Journal de Montréal

London, Ontario	Operations building,	2 Headliner presses	147,600
369 York Street	including printing plant	(12 units) and
	—London Free Press	1 Urbanite press
		(9 units)

Calgary, Alberta	Operations building,	1 Headliner press	90,000
2615-12 Street NE	including printing plant	(7 units)
	—Calgary Sun

Vanier, Quebec	Operations building,	2 Urbanite presses	74,000
450 Bechard Avenue	including printing plant	(24 units)
	—Journal de Québec

Winnipeg, Manitoba	Operations building,	1 Urbanite press	63,000
1700 Church Avenue	including printing plant	(14 units)
	—Winnipeg Sun

Edmonton, Alberta	Printing plant —	1 Metro press	50,700
9300-47 Street	Edmonton Sun	(8 units)

Edmonton, Alberta	Operations building	N/A	45,200
4990-92 Avenue	—Edmonton Sun
	(leased until December 2013)

Gloucester, Ontario	Distribution facility —	N/A	23,000
4080 Belgreen Drive(2)	Ottawa Sun

Ottawa, Ontario	Operations building (leased	N/A	19,300
6 Antares Drive	until October 2013) —
	Ottawa Sun

(1)	A “unit” is the critical component of a press that determines color and page count capacity. All presses listed have between 6 and 15 units.

(2)	In October 2006, the press facilities of the Ottawa Sun were transferred to the new printing facilities in Saint-Janvier-de-Mirabel, owned by Quebecor Media. Accordingly, this building is currently being used principally as a distribution facility.
     Our Community Newspaper Group operates from 147 owned or leased facilities located in the communities that it serves, with aggregate building space totaling approximately 888,000 square feet. The Community Newspaper Group operates 17 web presses (173 units) and 5 sheetfed presses in 18 operations across Canada.

     Our parent company, Quebecor Media, has invested in a new printing facility located in Toronto, Ontario. In early 2007, we transferred the printing of 24 Hours in Toronto to this new facility and, in late 2007, we began printing a portion of the Toronto Sun at this site. In addition, Quebecor Media has invested in a new printing facility located in Saint-Janvier-de-Mirabel, Quebec. During the fourth quarter of 2006, this new printing facility began printing certain of our Quebec community publications as well as the Ottawa Sun, 24 Hours in Ottawa and 24 Heures (Montréal and Ottawa-Gatineau). In 2007, portions of the Journal de Montréal and the Journal de Québec were also printed at this site.
     Our credit facility is secured by a first priority charge over all of our assets or those of our subsidiaries, as the case may be. Please see the description of our debt instruments under “Item 10. Additional Information — Material Contracts” of this annual report.
Item 4A. UNRESOLVED STAFF COMMENTS
     None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following management’s discussion and analysis provides information concerning the operating results and financial condition of the Company for the year ended December 31, 2007 and the major changes from the last financial year. The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs from U.S. GAAP in certain respects. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, and the extent to which these differences affect our consolidated financial statements, see note 19 to our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007. This discussion should be read in conjunction with our audited consolidated financial statements and accompanying notes included in “Item 17. Financial Statements” of this annual report. This discussion contains forward-looking statements which are subject to a variety of factors that could cause actual results to differ materially from those expressed in, or contemplated by, these statements. See “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Risk Factors.”
Overview
     Sun Media operates its newspaper businesses in both urban and community markets in Canada. Sun Media’s Urban Daily Group consists of eight paid daily newspapers, seven free daily commuter publications and three free weekly publications in nine of the ten most populated markets in Canada. The Urban Daily Group also includes Sun Media’s distribution business, Messageries Dynamiques. Sun Media’s Community Newspaper Group includes the majority of the Company’s other publications, including nine paid daily community newspapers, 163 weekly newspapers and weekly shopping guides, and 17 agriculture and other specialty publications. The Community Newspaper Group includes NetMedia, which coordinates the distribution of advertising and promotional products across Canada. Sun Media also has 24 web press and 6 sheet fed press operations across Canada.
     In fiscal 2007, the Urban Daily Group accounted for 68.6% of Sun Media’s revenues and 75.4% of its operating income. Over the same period, the Community Newspaper Group and other operations accounted for 31.4% of the Company’s revenues and 24.6% of its operating income. Sun Media provides a definition of operating income and a reconciliation of operating income to the most directly comparable Canadian GAAP measure under “Operating Results and Operating Income”. Two of the Company’s paid daily newspapers, the Journal de Montréal and the Toronto Sun, represent a significant portion of Sun Media’s revenues. In fiscal 2007, these two paid daily newspapers alone generated 28.3% of Sun Media’s consolidated revenues and 41.3% of the Urban Daily Group’s revenues.
     Sun Media’s primary sources of revenues are advertising and paid circulation. Its principal categories of advertising revenues are classified, retail and national advertising. Classified advertising is made up of four principal categories: automotive, private party, recruitment and real estate. Retail advertising is display advertising generally placed by local businesses and organizations. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Circulation revenues are derived from single copy sales made through retailers and vending boxes and subscription sales delivered to subscriber homes.
Developments in 2007
     On October 31, 2007, the Company entered into a $237.5 million subordinated loan agreement with Quebecor Media. The Company utilized proceeds of this financing plus $43.4 million of cash from operations to repay the balance of its Term Loan “B”, including accrued interest of $3.1 million, and settled related hedging contracts, for total cash consideration of $280.9 million.
     In July 2007, the Company increased its interest in Le Courrier du Sud Inc. by 25% to 75.01% for cash consideration of $7.9 million. In August 2007, the Company also acquired the remaining 50% non-controlling interest in Vancouver 24 Hours for net cash consideration of $4.5 million. Prior to the acquisition, the Company had advanced funds of approximately $1.8 million to the benefit of the 50% non-controlling interest of Vancouver 24 Hours.

     In 2007, the Company recorded net restructuring charges, consisting substantially of employee termination benefits, totaling $9.9 million. This included restructuring charges of $6.7 million for the restructuring of printing facilities at the Toronto Sun and the Ottawa Sun. The Company also reversed $4.4 million of accrued termination benefits recorded in 2006 for the London Free Press as a result of maintaining the printing operations for the London Free Press at its own facility. Additional charges of $2.3 million and $5.3 million were recorded for the restructuring of the Company’s news production operations and general workforce reductions, respectively.
Trends
     The Company is highly dependent on advertising sales which, including distribution revenues, comprised 79.9% of total revenues in 2007. Advertising revenues are highly cyclical and seasonal in nature. In addition to the Company’s sensitivity to local, regional and national economic conditions, its newspapers rely heavily on advertising revenues from a relatively small number of industries. The most significant portion of Sun Media’s advertising revenues are derived from retail, classified and national advertising. Therefore, the Company’s ability to achieve revenue growth depends to a large degree on industries which have historically been sensitive to general economic cycles. Over the past few years, the traditional run of press advertising market for major multi-market retailers has been declining due to consolidation in the retail industry combined with a shift in marketing strategy toward other media. Furthermore, a reduction in the newspaper advertising market relating to the automotive sector has had a negative impact on our national sales. While these trends continue, the Company intends to reposition its products and distribution networks in order to sustain and grow market share.
     Circulation sales are another important revenue source for the Company, comprising 16.1% of total revenues. Circulation, measured in terms of copies sold, has been in general decline across the industry over the last ten years due to changing reader habits and the availability of other news sources such as television, radio and the Internet. In 2007, Sun Media’s circulation revenues declined by $9.1 million or 5.8% as compared to 2006, with the largest single decline in the Toronto Sun. The Company will continue to explore opportunities for strategic cover price changes and expanded home delivery sales in 2008 to manage circulation levels and maintain market share.
     Competition continues to be intense in the newspaper industry. Free commuter papers launched in the last few years and the growing number of competing daily newspapers and online services have put downward pressure on advertising and circulation revenue. In an effort to capitalize on the growing popularity of the commuter papers, Sun Media launched two additional 24 Hours publications in 2007, one in Edmonton and one in Calgary. In total, Sun Media has launched seven 24 Hours/24 Heures publications in six of Canada’s largest cities since 2003. In addition, Sun Media continues to expand its Internet presence through joint initiatives with other Quebecor Media properties in order to develop new revenue streams. The Company will continue to seek opportunities to grow its business by leveraging its existing brands.
     Changes in the price of newsprint can have a significant effect on Sun Media’s operating results, as newsprint is the Company’s principal raw material expense. During 2007, Sun Media’s total newsprint consumption was approximately 160,000 metric tonnes, and newsprint expense represented 13.6% of our cost of sales, selling and administrative expenses. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility. We currently anticipate that the market price of newsprint will increase in 2008, based on recent announcements from our supplier citing higher manufacturing costs. Sun Media manages the effects of newsprint price increases through a combination of, among other things, waste management, technology improvements, web width reduction, inventory management, and by controlling the mix of editorial versus advertising content. In addition, to obtain more favourable newsprint pricing, we source substantially all of our newsprint from a single newsprint producer. We currently obtain newsprint from this supplier at a discount to market prices, and receive additional volume rebates for purchases above certain thresholds.
     Wages and benefits, which represented 48.0% of cost of sales, selling and administrative expenses, is the Company’s largest operating expense. Accordingly, rising labour, health care benefit and stock compensation costs have had, and may in the future have, a negative effect on the Company’s operating results. Furthermore, labour relations could affect the Company’s business and results of operations, as approximately one-third of Sun Media’s employees are unionized. As of February 29, 2008, Sun Media’s collective bargaining agreements, representing 941, or 47.0%, of Sun Media’s 2,004 unionized employees, have expired. Negotiations regarding these 12 collective bargaining agreements are either in progress or will be undertaken in 2008. The Company cannot predict the outcome of our current negotiations or any future negotiations relating to collective bargaining agreements or union representation. Pending the outcome of such negotiations, the Company may experience work stoppages, strikes or other forms of labour protests, which could disrupt operations and adversely affect the Company’s business and results of operations.
Operating Results and Operating Income

	Year Ended December 31,
	2005	2006	2007
	(in millions, except operating income margin)
Revenues:
Advertising	$711.7	$732.5	$741.1
Circulation	164.3	158.1	149.0
Commercial printing and other	39.6	37.6	37.0

Total revenues	$915.6	$928.2	$927.1

Cost of sales, selling and administrative expenses:
Wages and employee benefits	$346.3	$353.1	$343.7
Newsprint	104.2	107.8	97.5
Other operating expenses	243.0	258.2	275.0

	693.5	719.1	716.2

Operating income	$222.1	$209.1	$210.9
Operating income margin(1)	24.3%	22.5%	22.8%

Net income	$141.9	$106.8	$117.4

(1)	The Company defines operating income margin as operating income as a percentage of total revenues.
     In its analysis of operating results, Sun Media defines operating income as net income before amortization, restructuring charges, financial expenses, equity losses and impairment, income taxes and non-controlling interest. Operating income, and ratios using this measure, are not required by or recognized under Canadian GAAP or U.S. GAAP. Operating income is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Operating income is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Sun Media’s definition of operating income may not be identical to similarly titled measures reported by other companies.
     The following table provides the reconciliation of net income to operating income under Canadian and U.S. GAAP and the reconciliation of operating income to cash provided by operating activities under Canadian and U.S. GAAP, for the years ended December 31, 2005, 2006 and 2007.

	Year Ended December 31,
	2005	2006	2007
	(In thousands)
RECONCILIATION UNDER CANADIAN GAAP

Net income	$141,927	$106,772	$117,397
Amortization	30,324	36,549	28,642
Restructuring charges	—	17,033	9,882
Financial expenses	42,342	46,338	41,969
Equity loss on investment in SUN TV Company	2,747	3,252	2,410
Impairment of equity investment in SUN TV Company	—	7,819	—
Income taxes	3,347	(10,127)	9,521
Non-controlling interest	1,488	1,498	1,095

Operating income	222,175	209,134	210,916
Restructuring charges	—	(17,033)	(9,882)
Financial expenses	(42,342)	(46,338)	(41,969)
Net unrealized loss on foreign currency translation and financial instruments	4,100	1,702	(4,427)
Current income taxes	(1,066)	(1,055)	(1,158)
Other	1,718	1,810	3,447
Change in non-cash operating working capital	(3,202)	(3,470)	10,481

Cash provided by operating activities	$181,383	$144,750	$167,408

	Year Ended December 31,
	2005	2006	2007
	(In thousands)
RECONCILIATION UNDER U.S. GAAP

Net income	$153,009	$105,281	$109,052
Amortization	30,355	36,610	28,703
Restructuring charges	—	17,033	9,882
Financial expenses	44,027	47,231	39,806
Gain on disposition of publications	(1,856)	—	—
Equity loss on investment in SUN TV Company	2,747	3,252	2,410
Impairment of equity investment in SUN TV Company	—	7,819	—
Income taxes	(8,224)	(10,281)	18,901
Non-controlling interest	1,488	1,498	1,095

Operating income	221,546	208,443	209,849
Restructuring charges	—	(17,033)	(9,882)
Financial expenses	(44,027)	(47,231)	(39,806)
Current income taxes	(1,066)	(1,055)	(1,158)
Other	7,503	4,405	(3,143)
Change in non-cash operating working capital	(2,573)	(2,779)	11,548

Cash provided by operating activities	$181,383	$144,750	$167,408

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006
Revenues
     Consolidated revenues for the year ended December 31, 2007 were $927.1 million, compared to $928.2 million for 2006, a decrease of $1.1 million, or 0.1%.

     Advertising revenues for the year ended December 31, 2007 were $741.1 million, an increase of $8.6 million, or 1.2%, from $732.5 million in 2006. Significant growth drivers during 2007 were the Company’s seven free daily commuter publications, including its two new 24 Hours publications in Edmonton and Calgary, which collectively increased advertising revenues by $13.9 million. Advertising revenues in the Community Newspaper Group increased $3.6 million, or 1.5%, during the year ended December 31, 2007. The Community Newspaper Group operations experienced solid growth in most markets, including strong results in Western Canada and to a lesser extent in the Quebec region. Advertising revenues for the paid daily newspapers decreased by $8.9 million, or 1.9%, as advertising volumes for the paid urban daily newspapers decreased 2.1% in fiscal 2007 compared to the same period last year. The Company’s sales at both the local and national levels were soft.
     Circulation revenues for the year ended December 31, 2007 were $149.0 million, a decrease of $9.1 million, or 5.8%, from $158.1 million in 2006. Circulation revenues for the urban daily newspapers decreased 6.3% and average circulation volumes declined 1.5%. Circulation revenues declined most significantly in the highly competitive Toronto market where the Toronto Sun implemented an aggressive home delivery strategy in 2007 to maintain circulation levels and market share. This home delivery strategy provided significant discounts to customers which positively impacted the circulation volumes in the Toronto Sun where average paid circulation increased 0.8% compared to 2006.
     Job printing and other revenues for the year ended December 31, 2007 were $37.0 million, a decrease of $0.6 million, or 1.6%, from $37.6 million in 2006. This decrease was due partly to the transfer of certain external commercial printing jobs to the new Quebecor Media printing facilities in Saint-Janvier-de-Mirabel, Quebec and in Islington, Ontario.
Operating expenses
     Wages and employee benefits for the year ended December 31, 2007 were $343.7 million, a decrease of $9.4 million, or 2.7%, from $353.1 million in 2006. The decrease in wages and employee benefit expenses was the result of labour savings realized from various restructuring initiatives implemented throughout 2006 and 2007, and labour savings resulting from the labour dispute at the Journal de Québec. These savings were offset partly by normal wage increases, and a higher stock compensation expense of $4.2 million.
     Newsprint expense for the year ended December 31, 2007 was $97.5 million, a decrease of $10.3 million, or 9.6%, from $107.8 million in 2006. The decrease was a result of lower newsprint prices, higher rebates obtained on newsprint purchases and lower advertising volumes compared to the prior year.
     Other operating expenses for the year ended December 31, 2007 were $275.0 million, an increase of $16.8 million, or 6.5%, from $258.2 million in 2006. Other operating costs in the free dailies increased $9.3 million due to the launch of three new free dailies towards the end of 2006 and in 2007. Additional operating costs were also incurred by the Journal de Québec as a result of the labour dispute.
     Operating income. Operating income for the year ended December 31, 2007 was $210.9 million, an increase of $1.8 million, or 0.9% compared to $209.1 million in 2006. The increase in operating income resulted primarily from improvements in the operational results of our Western urban and community newspapers, offset partly by a decline in the operational results of the Eastern urban newspapers.
     Sun Media’s operating income margin for fiscal 2007 was 22.8%, compared to 22.5% in 2006.
     Amortization. Amortization expense for the year ended December 31, 2007 was $28.6 million, a decrease of $7.9 million, or 21.6%, from $36.5 million in 2006. The results for fiscal 2006 included additional amortization expense of $12.1 million, relating to the shortened estimated useful life of the production equipment at certain Sun Media printing facilities.
     Restructuring charges. During 2007, the Company recorded charges for the restructuring of its operations, consisting substantially of employee termination benefits, summarized as follows:

	Restructuring			Restructuring
	Accrual at	Restructuring		Accrual at
	December 31,	Charges	Payments	December 31,
	2006	in 2007	in 2007	2007
	(In thousands)
Restructuring of printing facilities
- London Free Press	$4,435	$(4,435)	$—	$—
- Toronto Sun	4,371	6,479	(7,557)	(3,293)
- Ottawa Sun	1,130	246	(755)	621
- Le Journal de Montréal	910	—	—	910
Restructuring of news production operations	327	2,288	(2,615)	—
General workforce reduction	1,605	5,304	(5,897)	1,012

	$12,778	$9,882	$(16,824)	$5,836

     In August 2005, Quebecor Media announced a plan to invest in two new printing facilities located in Toronto (Ontario) and in Saint-Janvier-de-Mirabel (Quebec). As part of the plan, Sun Media Corporation is outsourcing the printing of certain of its publications in Ontario and Quebec to the new facilities. These projects resulted in the elimination of production positions at the Toronto Sun and at the Ottawa Sun, and inserters’ positions at Le Journal de Montréal. In 2007, special termination benefits of $6.7 million ($5.6 million in 2006) were recorded relating to the positions at the Toronto Sun and the Ottawa Sun. In addition, an accrual of $4.4 million recorded in 2006 relating to the closure of the printing facility in London (Ontario) was reversed in the fourth quarter of 2007 as a result of maintaining the printing operations for the London Free Press at its own facility.
     In June 2006, the Company announced a plan to restructure its news production operations by introducing new content management technologies, and streamlining the news gathering process. In 2007, Sun Media recorded additional severance costs of $2.3 million ($2.8 million in 2006) relating to the elimination of editorial positions in operations across the organization.
     Finally, in 2006, Sun Media implemented a voluntary workforce reduction program at the London Free Press and several smaller involuntary workforce reduction programs, namely at the Toronto Sun and community operations. In 2007, the Company recorded termination benefits of $5.3 million ($3.2 million in 2006) relating to these workforce reduction initiatives.
     The majority of the remaining $5.8 million restructuring accrual at December 31, 2007 is expected to be paid in 2008. The Company does not expect any material restructuring charges in 2008 related to these initiatives.
     Financial expenses. Financial expenses for the year ended December 31, 2007 were $42.0 million, compared to $46.3 million for the year ended December 31, 2006. During 2007, the Company recorded a net gain on derivative financial instruments and foreign currency translation of financial instruments of $4.4 million, compared to a loss of $1.7 million in 2006. Interest on long-term debt, including interest on the subordinated loan with a related party, and other financial expenses decreased by $0.4 million. Finally, dividend income on preferred shares, net of interest on convertible obligations to related companies, decreased by $2.2 million as a result of lower investment/obligation amounts in 2007 compared to 2006, reduced rates on Series G versus Series A preferred shares and reduced rates on the convertible obligations maturing in 2022 versus 2008.
     Dividend income and interest on convertible obligations. Sun Media has invested in certain preferred shares issued by Quebecor Media and SUN TV, and has concurrently issued convertible obligations to Quebecor Media and SUN TV. In 2007, Sun Media earned dividend income of $65.0 million (2006 — $144.0 million), comprised of $61.4 million (2006 — $140.0 million) on its investment in Quebecor Media preferred shares and $3.6 million (2006 — $4.0 million) on its investment in SUN TV preferred shares. In the same period, Sun Media incurred interest expense of $63.0 million (2006 — $139.8 million) on its convertible obligations comprised of interest expense on its convertible obligation to Quebecor Media of $59.5 million (2006 — $135.9 million) and interest expense on its convertible obligation to SUN TV of $3.5 million (2006 — $3.9 million). In July 2007, Sun Media sold $235.0 million of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media, and used the proceeds to redeem $235.0 million of its 2008 convertible obligation issue. In addition, the Company issued a new convertible obligation due in 2022 to Quebecor Media in the amount of $240.0 million. The Company used the proceeds from the issuance of the 2022 convertible obligation issue to invest in an additional $240.0 million of Quebecor Media Series G Cumulative First Preferred Shares. On December 20, 2007, the Company converted $320.0 million of Quebecor Media Series F Cumulative First Preferred Shares into Quebecor Media Series G Cumulative First Preferred Shares. As at December 31, 2007, the Company had an investment balance and a convertible obligation principal balance of $560.0 million with Quebecor Media. In addition, in December 2007, Sun Media sold $24.625 million of its Class A Preferred Shares of SUN TV and then redeemed $24.625 million of its convertible obligation to SUN TV. As at December 31, 2007, the Company had an investment balance and a convertible obligation principal balance of $9.750 million with SUN TV.
     See “— Liquidity and Capital Resources — Liquidity and Capital Resource Requirements — Purchase and/or sale of Quebecor Media and SUN TV Preferred Shares and convertible obligations issued to and/or redeemed from Quebecor Media and SUN TV” below.
     Income taxes. Sun Media’s income tax expense was $9.5 million for the twelve months ended December 31, 2007 compared to an income tax recovery of $10.1 million for the twelve months ended December 31, 2006.
     The following table reconciles income taxes at the Company’s domestic statutory tax rate of 36.12% in 2007 (36.12% in 2006) and income taxes in the consolidated statement of income:

	Twelve months ended
	December 31,
	2006	2007
	(In millions)
Income taxes at domestic statutory tax rate	$35.4	$46.2
Increase (reduction) resulting from:
Effect of provincial tax rates differences	(2.5)	(4.0)
Utilization of deferred credit	—	(7.7)
Effect of non-deductible charges, non-taxable income and tax rate variations	3.5	(6.0)
Change in valuation allowance	2.0	—
Change in future income tax balances due to a change in enacted tax rates	(0.7)	2.3
Dividend income from related parties	(48.0)	(21.8)
Other	0.2	0.5

Income taxes	$(10.1)	$9.5

     In December 2007, the Company acquired unused non-capital tax losses, tax credits and commodity tax receivables from a company under common control in exchange for the issuance of one common share of the Company. The non-monetary transaction was recorded at the exchange amount of $10.6 million.
     Net income. Net income for the year ended December 31, 2007 was $117.4 million, an increase of $10.6 million compared to $106.8 million in 2006. The increase resulted from lower amortization of $7.9 million, lower restructuring charges of $7.2 million, lower financial expenses of $4.3 million, an increase in operating income of $1.8 million and reductions in equity loss and non-controlling interest of $1.2 million. In addition, a non-recurring impairment loss of $7.8 million was recognized on the equity investment in SUN TV in 2006. These increases to net income were offset by an unfavourable income tax variance of $19.6 million.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005
Revenues
     Consolidated revenues for the year ended December 31, 2006 were $928.2 million, compared to $915.6 million for 2005, an increase of $12.6 million, or 1.4%.
     Advertising revenues were $732.5 million for the year ended December 31, 2006, an increase of $20.8 million, or 2.9%, from $711.7 million for fiscal 2005. Advertising revenues for the Urban Daily Group increased $9.7 million, or 2.0% in 2006 compared to 2005. Significant growth drivers during 2006 were our five free daily commuter publications, including the Company’s two new 24 Hours/24 Heures publications in the Ottawa region, which collectively increased advertising revenues by $7.9 million.
     Advertising volumes for the paid urban daily newspapers increased 0.3% in fiscal 2006 compared to the same period last year. The Company experienced continued growth in local sales, while corporate sales continued to be soft, as several large national advertisers reduced their spending in 2006. Advertising revenues in the Community Newspaper Group were very strong, increasing $11.1 million, or 4.9%, during the year ended December 31, 2006. The Community Newspaper Group operations experienced solid growth in most markets, including strong results in Western Canada and to a lesser extent in the Quebec region. The Company’s three community publication acquisitions also contributed to the growth in the Community Newspaper Group.
     Circulation revenues were $158.1 million for the year ended December 31, 2006, a decrease of $6.2 million, or 3.8%, from $164.3 million in 2005. Circulation revenues for the Urban Daily Group decreased 4.3% and average circulation volumes declined 0.4%. Circulation revenues declined most significantly in the highly competitive Toronto market where the Toronto Sun implemented an aggressive pricing strategy in 2006 to maintain circulation levels and market share. This pricing strategy positively impacted the circulation volumes in the Toronto Sun where average paid circulation increased 2.2% compared to 2005.
     Commercial printing and other revenues were $37.6 million for the year ended December 31, 2006, a decrease of $2.0 million, or 5.1%, from $39.6 million in 2005. This decrease was due partly to the transfer of certain external commercial printing jobs to the new Quebecor Media printing facility in Saint-Janvier-de-Mirabel.
Operating expenses
     Wages and employee benefits were $353.1 million, an increase of $6.8 million, or 2.0%, from $346.3 million during 2005. The increase in wages and employee benefit expenses was the result of normal wage increases, higher pension and post-retirement costs, due in part to a curtailment gain recognized in 2005 and higher stock compensation expense of $2.5 million. These costs were partially offset by labour savings resulting from a strike at Le Journal de Montréal which began in June 2006 and labour savings from the Company’s restructuring initiatives.
     Newsprint expense was $107.8 million, an increase of $3.6 million from $104.2 million in 2005. The increase was a result of lower rebates obtained by Sun Media on newsprint purchases, and higher newsprint prices, offset in part by lower advertising volumes compared to the prior year.
     Other operating expenses were $258.2 million, an increase of $15.2 million, or 6.3%, from $243.0 million in 2005. The increase was mainly due to higher circulation costs of $7.7 million resulting from new circulation initiatives in the Toronto Sun and the circulation of new products, as well as a loss of $1.1 million of the discontinuance of CD and DVD distribution. In addition, external printing costs were higher by $3.4 million due to increased page counts in some publications and the transfer of printing of the Ottawa Sun and certain community publications to the new press facilities in Saint-Janvier-de-Mirabel, Quebec. Administration costs were also higher by $4.7 million due to additional costs incurred by Le Journal de Montréal as a result of the strike compared to the prior year. In addition, the Company wrote-off $1.6 million of excess spare parts inventory. These negative variances were offset in part by a favourable commodity tax recovery of $1.3 million during the year.

     Operating Income. Operating income for the year ended December 31, 2006 of $209.1 million was $13.0 million, or 5.9%, lower than operating income in 2005 of $222.1 million. The decline in operating income resulted primarily from a decline in the operational results of the Toronto Sun and Le Journal de Montréal, offset partly by improvements in the operational results of the Company’s Western urban and community newspapers.
     Sun Media’s operating income margin for fiscal 2006 was 22.5%, compared to 24.3% for fiscal 2005.
     Amortization. Amortization expense was $36.5 million in the year ended December 31, 2006, an increase of $6.2 million, or 20.5%, from $30.3 million in the prior year. The results for fiscal 2006 include additional amortization expense of $12.1 million, compared to additional amortization expense of $4.6 million in 2005, relating to the shortened estimated useful life of the production equipment at certain Sun Media printing facilities. These printing facilities have been or are expected to be relocated to the new printing facilities in Islington, Ontario or Saint-Janvier-de-Mirabel, Quebec.
     Restructuring charges. During 2006, the Company recorded charges for the restructuring of its operations, consisting substantially of employee termination benefits. In August 2005, Quebecor Media announced a plan to invest in two new printing facilities located in Toronto (Ontario) and Saint-Janvier-de-Mirabel (Quebec). As part of the plan, Sun Media will outsource the printing of certain of its publications in Ontario and Quebec to the new facilities. In 2006, a charge for contractual termination benefits of $11.0 million was recorded in connection with the elimination of production positions at the London Free Press and the Toronto Sun and at the Ottawa Sun and inserters’ positions at Le Journal de Montréal, in relation to these projects.
     In June 2006, the Company announced a plan to restructure its news production operations by introducing new content management technologies, and streamlining the news gather process. In 2006, the Company recorded severance costs of $2.8 million relating to the elimination of editorial positions in operations across the organization.
     In 2006, the Company implemented a voluntary workforce reduction program at the London Free Press and several smaller involuntary workforce reduction programs, namely at the Toronto Sun and the community newspaper group. The Company has recorded termination benefits of $3.2 million relating to these workforce reduction initiatives.
     Financial expenses. Financial expenses for the year ended December 31, 2006 were $46.3 million, compared to $42.3 million for the year ended December 31, 2005. Interest expense increased by $6.5 million in 2006 due to higher variable rates than 2005 and the new Term Loan “C” credit facility. During 2006, the Company recorded a net unrealized loss on foreign currency translation and financial instruments relating to its ineffective hedge of $1.7 million, compared to $4.1 million in 2005, while other financial expenses were reduced by $0.1 million.
     Dividend income and interest on convertible obligations. Sun Media has invested in certain preferred shares issued by Quebecor Media and SUN TV, and has concurrently issued convertible obligations to Quebecor Media and SUN TV. In 2006, Sun Media earned dividend income of $144.0 million (2005 — $152.6 million), comprised of $140.0 million (2005 — $150.7 million) on its investment in Quebecor Media preferred shares and $4.0 million (2005 — $1.9 million) on its investment in SUN TV preferred shares. In the same period, Sun Media incurred interest expense of $139.8 million (2005 — $148.3 million) on its convertible obligations comprised of interest expense on its convertible obligation to Quebecor Media of $135.9 million (2005 — $146.4 million) and interest expense on its convertible obligation to SUN TV of $3.9 million (2005 — $1.9 million). The decrease in dividend income and interest expense resulted mainly from a decrease in the Company’s investment in Quebecor Media preferred shares and its convertible obligations to Quebecor Media. In June 2006, Sun Media sold $255.0 million of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media, and used the proceeds to redeem $255.0 million of its 2007 convertible obligation issue. In addition, the Company issued a new convertible obligation due in 2021 to Quebecor Media in the amount of $120.0 million. The Company used the proceeds from the issuance of the 2021 convertible obligation issue to invest in an additional $120.0 million of Quebecor Media Series F Cumulative First Preferred Shares. In December 2006, Sun Media sold $500.0 million of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media and $55.0 million of its investment in the Series F Cumulative First Preferred

Shares of Quebecor Media. Sun Media then used the proceeds to redeem $555.0 million of its 2007, 2008 and 2020 convertible obligations. As at December 31, 2006, the Company had an investment balance and a convertible obligation principal balance of $555.0 million with Quebecor Media. In addition, in December 2006, Sun Media sold $2.925 million of its Class A Preferred Shares of SUN TV and then redeemed $2.925 million of its convertible obligation to SUN TV. As at December 31, 2006, the Company had an investment balance and a convertible obligation principal balance of $34.375 million with SUN TV.
     See also “— Liquidity and Capital Resources — Liquidity and Capital Resource Requirements — Purchase and/or sale of Quebecor Media and SUN TV Preferred Shares and convertible obligations issued to and/or redeemed from Quebecor Media and SUN TV”.
     Income taxes. Sun Media’s income tax recovery was $10.1 million for the twelve months ended December 31, 2006 compared to an income tax expense of $3.3 million for the twelve months ended December 31, 2005. The following table reconciles income taxes at the Company’s domestic statutory tax rate of 36.12% in 2006 (36.12% in 2005) and income taxes in the consolidated statement of income:

	Twelve months ended December 31,
	2005	2006
	(In millions)
Income taxes at domestic statutory rate	$53.0	$35.4

Increase (reduction) resulting from:
Effect of provincial tax rates differences	(2.7)	(2.5)
Utilization of deferred credit	—	—
Effect of non-deductible charges, non-taxable income and tax rate variations	2.5	3.5
Change in valuation allowance	1.1	2.0
Change in future income tax balances due to a change in enacted tax rates	0.7	(0.7)
Dividend income from related parties	(51.2)	(48.0)
Other	(0.1)	0.2

Income taxes (recovery)	$3.3	$(10.1)

     During the twelve months ended December 31, 2006, Sun Media also recorded the tax impact associated with the enactment of the 2006 Federal Budget in June 2006, which resulted in the elimination of the Large Corporations Tax and a small net decrease in the Company’s future income tax recovery.
     Impairment of equity investment in SUN TV. During the fourth quarter of 2006, the Company, in conjunction with its partner TVA, performed the annual impairment test for its joint investment in SUN TV. As the Company concluded that some intangible assets were impaired, mainly goodwill and the broadcasting licence, the Company recorded a non-cash impairment charge of $7.8 million during the quarter for this investment.
     Net income. Net income for the year ended December 31, 2006 was $106.8 million, compared to $141.9 million for the same period in fiscal 2005, a decrease of $35.1 million, or 24.7%. The decrease in net income was primarily due to restructuring charges of $17.0 million, a reduction in operating income of $13.0 million, an impairment loss recognized on the equity investment of SUN TV of $7.8 million and higher financial expenses of $3.8 million, offset partly by a favourable income tax variance of $13.5 million.

Liquidity and Capital Resources
Liquidity and Capital Resource Requirements
     Sun Media’s principal liquidity and capital resource requirements consist of:
•	Payment of dividends or other distributions;

•	Capital expenditures to maintain, improve or update facilities;

•	Service and repayment of debt;

•	Purchase and/or sale of Preferred Shares of Quebecor Media and SUN TV and convertible obligations issued to and/or redeemed from Quebecor Media and SUN TV;

•	Acquisitions of non-capital tax losses;

•	Business acquisitions; and

•	Contractual obligations and other commercial commitments.
     Payment of dividends or other distributions. In the year ended December 31, 2007, Sun Media paid dividends of $82.0 million, or $65.03 per common share on its outstanding common shares, to its shareholder. In 2006, Sun Media paid dividends of $95.5 million, or $75.73 per common share, to its shareholder, Quebecor Media. Sun Media expects, to the extent permitted by the terms of its indebtedness and applicable law, to continue to pay significant dividends or other distributions to its shareholder in the future.
     Capital expenditures to maintain, improve or update facilities. In the year ended December 31, 2007, the Company spent $23.1 million to fund capital expenditures. Sun Media is continuing to invest in new information systems and production equipment across the organization. During 2007, the Company spent approximately $6.8 million on building upgrades and renovations as well as information technology infrastructure related to the Company’s call centre operations. Furthermore, an additional $1.9 million was spent on the editorial content management systems to streamline the news gathering process.
     Capital projects planned for 2008 include upgrading of the financial reporting system and continued investments in editorial content management systems. Management is currently evaluating several other capital projects for opportunities to improve the operational efficiency and financial results of the Company. The Company expects that in 2008, its capital spending may increase to approximately $50.0 million.
     Service and repayment of debt. During the year ended December 31, 2007, Sun Media made cash interest payments of $49.1 million and debt repayments of $280.8 million on its long-term debt, including the voluntary repayment of its Term Loan “B” credit facility debt and unwinding of related hedging investments for $277.8 million, which was largely sourced through the issuance of subordinated convertible debt to Quebecor Media in the amount of $237.5 million which bears interest at an annual rate of 7.0% and matures on October 31, 2013. In the year ended December 31, 2006, Sun Media made cash interest payments of $46.9 million and repayments on its long-term debt of $26.6 million, including a US$15.0 million Term Loan “B” voluntary repayment on December 29, 2006.
     Purchase and/or sale of Preferred Shares of Quebecor Media and SUN TV and convertible obligations issued to and/or redeemed from Quebecor Media and SUN TV. Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, Sun Media has in the past entered into certain transactions involving the purchase and sale of preferred shares of its indirect parent, Quebecor Media and a related company, SUN TV, and the corresponding issuance and/or redemption of convertible obligations to these entities. As a result of these transactions, the Company recognizes significant income tax benefits.

     On July 13, 2007, the Company redeemed $235.0 million of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media and used the proceeds to redeem $235.0 million of its November 2008 convertible obligation issue.
     On July 27, 2007, the Company issued a new convertible obligation to Quebecor Media in the amount of $240.0 million. This new convertible obligation matures on December 20, 2022, bears interest at 10.5% payable semi-annually and otherwise has terms and conditions substantially similar to existing convertible obligations. The Company used the proceeds from the issuance of this new convertible obligation to invest in $240.0 million of Quebecor Media Series G Cumulative First Preferred Shares, carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its Series F Preferred Shares of Quebecor Media.
     On December 20, 2007, the Company converted $320.0 million of Quebecor Media Series F Cumulative First Preferred Shares into Quebecor Media Series G Cumulative First Preferred Shares.
     See also Note 6 to our audited consolidated financial statements (included under Item 17 of this annual report), which summarizes Sun Media’s issuance and redemption of convertible obligations to Quebecor Media, and investments in Quebecor Media preferred shares.
     In December 2007, Sun Media redeemed $24.625 million of its convertible obligation to SUN TV, and then sold $24.625 million of its Class A Preferred Shares of SUN TV. As at December 31, 2007, the Company had an investment balance and a principle convertible obligation balance of $9.750 million with SUN TV. In addition, the Company made cash advances of $2.4 million to SUN TV during fiscal 2007.
     As at December 31, 2007, Sun Media’s total investment in the Quebecor Media and SUN TV Preferred Shares was $569.8 million, with dividend income receivable of $1.7 million. During the year ended December 31, 2007, Sun Media made cash interest payments of $86.8 million (2006 — $175.9 million) on the convertible obligations to Quebecor Media and $3.6 million (2006 — $3.9 million) on the convertible obligations to SUN TV. During the same period, Sun Media received cash dividends of $89.6 million (2006 — $181.1 million) from its investment in the Quebecor Media Preferred Shares, and $3.7 million (2006 — $4.0 million) from its SUN TV Preferred Shares.
     Acquisitions of non-capital tax losses. In December 2007, the Company acquired unused non-capital tax losses, tax credits and commodity tax receivables from a company under common control in exchange for the issuance of one common share of the Company. The transaction was recorded at the exchange amount of $10.6 million. In addition, in fiscal 2006, the Company’s ultimate parent company, Quebecor Inc., transferred to the Company $74.2 million of non-capital tax losses in exchange for cash consideration of $16.1 million.
     Business acquisitions. During the year ended December 31, 2007, the Company increased its interest in Le Courrier du Sud Inc. by 25.0% to 75.01% for cash consideration of $7.9 million. Also in 2007, the Company acquired the 50% non-controlling interest in the Vancouver 24 Hours partnership for net cash consideration of $4.5 million. Prior to the acquisition, the Company had advanced funds of $1.8 million to the benefit of the 50% interest of the Vancouver 24 Hours partnership. These acquisitions resulted in a total preliminary goodwill of $13.0 million.
     Contractual obligations and other commercial commitments. Sun Media’s material obligations under firm contractual arrangements, including commitments for future payments under the convertible obligations, long-term debt arrangements and operating lease arrangements as of December 31, 2007, are described in Notes 6, 9, 14 and 16 to its audited consolidated financial statements, and can be summarized as follows:

	Payments Due By Period
			2009	2011	More than
	Total	2008	and 2010	and 2012	5 years
Contractual Obligations	($in millions)
Convertible obligations	$569.8	$—	$—	$—	$569.8
Interest payments on convertible obligations	812.0	59.8	119.6	119.6	513.0
Long-term debt	238.0	0.4	0.8	37.9	198.9
Subordinated Loan	237.5	—	—	—	237.5
Interest payments on long-term debt(1)	148.6	27.1	53.8	53.2	14.5
Operating leases and other	40.1	14.1	15.1	7.4	3.5

Total contractual cash obligations	$2,046.0	$101.4	$189.3	$218.1	$1,537.2

(1)	Estimate of interest to be paid on long-term debt and subordinated loan based on the interest rates and currency exchange rate as at December 31, 2007.
     As of December 31, 2007, the outstanding principal balance on the convertible obligations was $569.8 million and $1.6 million in unpaid interest which is due on June 20, 2008. The principal amount of $209.8 million matures on January 14, 2020 and July 6, 2020 ($200.0 million and $9.8 million, respectively), and the principal amount of $120.0 million matures on June 12, 2021. The remaining principal amount of $240.0 million matures in December 20, 2022.
     The Company’s long-term debt consists of our $70.0 million revolving credit facility, which matures on October 31, 2012, a Term Loan “C” credit facility, maturing on October 31, 2012, 7 5/8% Senior Notes due February 15, 2013, and a subordinated loan agreement with Quebecor Media maturing on October 31, 2013. As at December 31, 2007, no amounts were drawn on the $70.0 million revolving credit facility and the amount drawn under the Term Loan “C” credit facility was $39.3 million, with an effective interest rate of 6.27%. The Term Loan “C” credit facility is subject to mandatory repayments of $0.1 million per quarter during the term of the loan. As at December 31, 2007, the outstanding principal amount on the Senior Notes was US$205.0 million.
     As at December 31, 2007, a balance of $237.5 million was outstanding on the subordinated loan with Quebecor Media, with an effective interest of 7.0% which matures on October 31, 2013.
     Sun Media rents equipment and premises under various operating leases, and enters into long-term commitments to purchase services and capital. As of December 31, 2007, minimum payments under these leases and agreements over the next five years and thereafter is approximately $40.1 million in aggregate.
     In 2002, the Company began paying an annual management fee to Quebecor Media for services rendered to Sun Media, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. In 2007, Quebecor Media’s annual management services fee to the Company amounted to $8,500 (2005 - $9,100; 2006 — $8,685).
Sources of Liquidity and Capital Resources
     Sun Media’s primary sources of liquidity and capital resources are:
•	Funds from operations;

•	Financing from related party transactions;

•	Debt from capital markets borrowings, bank financing and related party; and

•	Business dispositions.

     Funds from operations. In 2007, cash provided by operating activities increased to $167.4 million, an increase of $22.6 million from $144.8 million in 2006. The increase was largely attributable to the timing of payments for newsprint, the increase in salary related accruals including stock compensation, as well as reduced pension contributions. Furthermore, improved collections of accounts receivable in 2007 compared to 2006 generated higher cash flow. Increased cash flow from these items was partially offset by higher restructuring payments of $12.6 million in 2007, compared to the prior year.
     Financing from related party transactions. The Company has entered into certain tax loss consolidation transactions with its indirect parent company, Quebecor Media and a related company, SUN TV. These transactions involve the purchase and/or sale of preferred shares and the issuance and/or redemption of convertible obligations, as further described under “— Liquidity and Capital Resource Requirements — Purchase and/or sale of Shares of Quebecor Media and SUN TV and Convertible Obligations issued to and/or redeemed from Quebecor Media and SUN TV”.
     Debt from capital market borrowings and bank financing. A principal source of cash for Sun Media is its Credit Facilities and Senior Notes. The Company’s Credit Facilities are comprised of a $70.0 million revolving credit facility and a $39.3 million Term Loan “C” credit facility, each maturing on October 31, 2012. The Credit Facilities are collateralized by liens on all of the property and assets of the Company and its operating subsidiaries owned or subsequently acquired. The Credit Facilities contain covenants that restrict the declaration and payment of dividends and certain other distributions, as well as financial ratios. On October 31, 2007, the Company entered into a Fifth Amending Agreement to its credit agreement. The amendment extended the term to October 31, 2012, and modified certain definitions and covenants related to leverage and interest coverage ratios, while removing the fixed charge ratio. Any amount borrowed under the revolving credit facility bears interest at Canadian bankers’ acceptance and/or Canadian prime rate plus an applicable margin determined by financial ratios. Advances under the Term Loan “C” credit facility bear interest at bankers’ acceptance plus a margin of 1.50% per annum, or at Canadian prime rate plus a margin of 0.50% per annum. As of December 31, 2007, no amount had been drawn on the revolving credit facility.
     The Senior Notes were issued at discount for net proceeds of US$201.5 million, before issuance fees of US$4.1 million. These notes bear interest at a rate of 7.625% and mature on February 15, 2013. The Senior Notes contain certain restrictions for the Company, including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of the Company. Sun Media has fully hedged the foreign currency risk associated with the Senior Notes by using cross-currency interest rate swaps and a foreign exchange forward contract, under which all payments were set in Canadian dollars. The notes are redeemable, in whole or in part, at any time on or after February 15, 2008, at a decreasing premium.
     On October 31, 2007, the Company entered into a $237.5 million subordinated convertible loan agreement with Quebecor Media which bears interest at an annual rate of 7.00% and matures on October 31, 2013. As at December 31, 2007, a balance of $237.5 million was outstanding on the loan.
     Sun Media has always complied with its financial ratios and expects to continue to do so in 2008. In the past, the Company has paid significant dividends to its shareholder and currently expects to pay significant dividends in 2008, to the extent permitted by its debt covenants and applicable law.
Cash management and financial position
     Management expects that its principal needs for cash relating to Sun Media’s existing operations will be to fund operating activities and working capital, capital expenditures, distributions to its shareholder, debt repayment and debt service. Management also believes that cash flow from operations and the available sources of financing described above will be sufficient to cover the Company’s principal cash requirements. The Company also intends to continue investigating potential business acquisitions that would complement existing operations. The Company would expect to fund a smaller acquisition with cash from operations or borrowings under its existing credit facility. A larger acquisition would be financed through sources such as long-term debt or additional bank financing, to the extent permitted by the Company’s debt covenants.

     As at December 31, 2007, Sun Media had cash and cash equivalents of $7.3 million and total debt, including the current portion, and subordinated loan of $462.6 million. This represents a decrease in debt of $24.1 million from the December 31, 2006 balance of $486.7 million, resulting from the repayment of its Term Loan “B” credit facility, offset by the issuance of subordinated debt to Quebecor Media and fluctuations in the U.S. exchange rate.
Derivative Instruments
     The Company is exposed to risks relating to foreign exchange fluctuations and to risks relating to interest rate fluctuations. In order to manage these risks, the Company uses derivative financial statements (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and on certain capital or inventory expenditures denominated in foreign currency. None of these instruments is held or issued for speculative purposes. The Company designates its effective derivative financial instruments either as fair value hedges or cash flow hedges.
     On February 7, 2003, the Company entered into forward contracts to hedge foreign exchange fluctuations related to the principal amount of its Senior Notes. These contracts have the effect of converting the Company’s obligation to make a principal payment on maturity of the Senior Notes from US$205.0 million to Cdn$312.2 million.
     The Company also entered into cross-currency interest rate swaps to hedge foreign exchange fluctuations related to the interest in the Senior Notes. The swaps related to the Term Loan “B” were settled in October 31, 2007 concurrently with the repayment of the related debt.
Off-Balance Sheet Arrangements
Guarantee agreements
     Sun Media has entered into guarantee agreements with third parties that may result in an obligation to Sun Media, depending on certain events that would trigger the liability. These guarantees are described below:
     Operating leases. The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. At then end of these lease terms, or should the Company terminate these leases prior to term, and should the fair value of the assets be less than the guaranteed residual value, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Company has provided guarantees to the lessor of certain premise leases, with expiry dates through 2015. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As of December 31, 2007, the maximum exposure with respect to these guarantees was $1.9 million and no liability has been recorded in the consolidated balance sheet since the Company does not expect to make any payments pertaining to these guarantees.
     Business and asset disposals. In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Company has not accrued any amount in respect of these items in the consolidated balance sheet.
     In the normal course of its operations, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Company provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated financial statements with respect to these indemnifications.

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
Critical Accounting Policies and Estimates
Use of estimates
     The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of pension and other post-retirement benefits, key economic assumptions used in determining the allowance for doubtful accounts, the provision for obsolescence, the allowance for sales returns, legal contingencies, reserves for restructuring of operations, the useful life of assets for amortization and evaluation of expected future cash flows to be generated by assets, the determination of fair value of goodwill and fair value of assets and liabilities for business purchase price allocation purposes and goodwill impairment tests purposes, provisions for income taxes, and determination of future income tax assets and liabilities, the determination of the fair value of financial instruments and derivative instruments. Actual results could differ from these estimates.
Revenue recognition
     As a general principle, Sun Media recognizes its operating revenues when the following criteria are met:
•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred or services have been rendered;

•	The seller’s price to the buyer is fixed or determinable, and

•	Collection is reasonably assured.
     In particular, circulation and advertising revenue from publishing activities is recognized when the publication is delivered. Prepaid subscription revenue is recorded under deferred revenue and taken into income pro-rata over the term of the subscription. Revenue from the distribution of publications and products is recognized upon delivery, net of provisions for estimated returns. Revenue from commercial printing contracts is recognized once the service is rendered.
     The Company evaluates its allowance for uncollectible trade accounts receivable based on customers’ credit history and payment trends.
Long-lived assets, goodwill, intangible assets and deferred financing fees
     The Company reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset or group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Measurement of an impairment loss is based on the amount by which the group of assets’ carrying amount exceeds its fair value. Fair value is determined using quoted market prices, when available or using accepted valuation techniques such as the discounted future cash flows method.

     The Company tests its goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not required. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.
     Intangible assets consist of customer relationships and non-competition agreements. Intangible assets with finite useful lives are amortized over their estimated useful lives using the straight-line method over a period of five to ten years.
     Prior to 2007, financing fees that related to long-term financing were capitalized as other assets while, effective January 1, 2007, they are capitalized as a reduction of long-term debt as described in note 1(b)(ii) to the Company’s consolidated financial statements included under Item 17 of this annual report. Financing fees are amortized using the effective interest rate method.
Pension plans and post-retirement benefits
     Pension Plans. The Company offers defined benefit pension plans and defined contribution pension plans to various employee groups. Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Pension plan expense is charged to wages and employee benefits and includes:
•	Cost of pension plan benefits provided in exchange for employee services rendered during the year;

•	Amortization of prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans; and

•	Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses in excess of 10.00% of the greater of the benefit obligation or the fair value of plan assets at the beginning of the year over the expected average remaining service period of the active employee group covered by the plans, ranging from 11 to 20 years.
     When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.
     The Company uses the fair value at end of the year to evaluate plan assets for the purpose of calculating the expected return on plan assets.
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

     Post-retirement benefits. The Company offers health, life and dental insurance plans to some of its retired employees. The Company accrues the cost of post-retirement benefits, other than pensions. Theses benefits are funded by the Company as they become due. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10.00% of the projected benefit obligation at the beginning of the year over the expected average remaining service period of the active employee group covered by the plans, ranging from 11 to 25 years.
Derivative financial instruments
     The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading purposes. Under hedge accounting, the Company documents all hedging relationships between derivatives and hedged items, its strategy for using hedges and its risk-management objective and also designates its effective derivative instruments either as fair value hedges or cash flow hedges. The Company assesses the effectiveness of derivatives when the hedge is put in place and on an ongoing basis.
     The Company enters into the following types of derivative instruments:
•	The Company uses foreign exchange forward contracts to hedge the foreign currency rate exposure on principal payments on certain foreign currency denominated long-term debt. These foreign exchange forward contracts are designated as cash flow hedges.

•	The Company uses cross-currency interest rate swaps to hedge (i) the foreign currency rate exposure on interest and principal payments on certain foreign currency denominated debt and/or (ii) the fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set in fixed Canadian dollars all future interest and principal payments on U.S. denominated debt are designated as cash flow hedges. The Company’s cross-currency interest rate swaps that set in Canadian dollars all future interest and principal payments on U.S. denominated debt in addition to converting the interest rate from a fixed rate to a floating rate or to converting a floating rate index to another floating rate index, are designated as fair value hedges.
     Prior to 2007, under hedge accounting, the Company recorded its hedge relationships as follows:
•	For long-term debt in foreign currency hedged by foreign exchange forward contracts and cross-currency interest rate swaps, foreign exchange translation gains and losses on long-term debt were deferred and recorded as derivative instruments under other assets or other liabilities. The fees on forward foreign exchange contracts and on cross-currency swaps were recognized as an adjustment to interest expense over the term of the agreement.

•	For long-term debt hedged by interest rate swaps, interest expense on the debt was adjusted to include payments made or received under interest rate swaps.

•	In addition, realized and unrealized gains or losses associated with derivative instruments that were terminated or ceased to be effective prior to maturity for purposes of hedge accounting, were deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction was recognized. In the event a designated hedged item was sold, extinguished or matured prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument was recognized in income.
     Effective January 1, 2007, under hedge accounting, the Company follows the accounting policies described in note 1(b)(iii).
     Interest expense on hedged long-term debt is reported at interest and currency rates after reflecting the effects of the associated swaps.

     Derivative instruments that are ineffective or that are not designated as hedges are reported on a market-to-market basis in the consolidated financial statements. Any change in the fair value of these derivative instruments is recorded in income as financial expenses.
Income taxes
     The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is established, if necessary, to reduce any future income tax asset to an amount that is more likely than not to be realized.
     In the course of the Company’s operations, there are a number of uncertain tax positions due to the complexity of certain transactions and to the fact that related tax interpretations and legislation are continually changing. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when the likelihood is high that the tax benefit will be realized in the future or that the income tax liability will be extinguished.
Canadian and United States Accounting Policy Differences
     Sun Media prepares its financial statements in accordance with Canadian GAAP, which differs in certain respects from GAAP in the United States. The areas of material differences and their impact on the financial statements are described in note 19 to our audited consolidated financial statements included in Item 17 of this annual report.
Recent Accounting Developments
Canadian GAAP
     In December 2006, the CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The new standard will be applied in the first quarter of 2008 for the Company.
     In December 2006, the CICA issued two new accounting standards, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation, which require additional disclosures relating to financial instruments. The new sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, and will be applied in the first quarter of 2008.
     In March 2007, the CICA issued a new accounting standard, Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories, and related disclosures. This new standard applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company does not expect this standard to have a material effect on its consolidated financial statements.
     In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.
U.S. GAAP
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures. The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied retrospectively as a cumulative-effect adjustment to the balance of opening retained earnings in the year of adoption. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective on January 1, 2008. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
     In December 2007, the FASB issued SFAS 141 (Revised 2007), Business Combinations (SFAS 141R), and SFAS 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160), to improve and converge internationally the accounting for business combinations, the reporting of noncontrolling interests in consolidated financial statements, accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008 and SFAS 160 shall be effective as of the beginning of 2009. The Company is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its consolidated financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     The following table presents information concerning our directors and executive officers as of March 1, 2008:

Name and Municipality of Residence	Age	Position
Serge Gouin Outremont, Quebec	64	Director and Chairman of the Board

Jean La Couture, FCA Montreal, Quebec	61	Director and Chairman of the Audit Committee

André Delisle Montreal, Quebec	61	Director and Member of the Audit Committee

A. Michel Lavigne Brossard, Quebec	57	Director and Member of the Audit Committee

Pierre Karl Péladeau Montreal, Quebec	46	Director

Michael G. Sifton Aurora, Ontario	48	Director and President and Chief Executive Officer

John S. Leader Toronto, Ontario	42	Executive Vice President, Finance and Chief Financial Officer

Julia K. amula Dundas, Ontario	44	Executive Vice President, Operations, Central Canada

Kin-Man Lee Richmond Hill, Ontario	44	Executive Vice President, Publisher and Chief Executive Officer, the Toronto Sun

J. Craig Martin Sherwood Park, Alberta	52	Executive Vice President, Operations, Western Canada

Lyne Robitaille Laval, Quebec	45	Executive Vice President, Operations, Eastern Canada, and Publisher and President, the Journal de Montréal

Jack Mulchinock Sharon, Ontario	61	Senior Vice President, Information Technology

Steve Angelevski Markham, Ontario	46	Corporate Vice President, Reader Sales & Services

Serge Gosselin Longueuil, Quebec	54	Vice President, Corporate Editorial

Christopher R. Krygiel Mississauga, Ontario	49	Vice President, Human Resources

Roger Martel Repentigny, Quebec	59	Vice President, Internal Audit

Shannon McPeak Oakville, Ontario	51	Vice President, Corporate Advertising Sales

Louis Morin Kirkland, Quebec	50	Vice President

Name and Municipality of Residence	Age	Position
Nancy Rendle Toronto, Ontario	38	Vice President, Corporate Controller

Nolin Richard Lorraine, Quebec	48	Vice President, Corporate Production and Procurement

Richard Roy Terrebonne, Quebec	46	Vice President, Technology

David Black Spruce Grove, Alberta	57	Publisher and Chief Executive Officer, the Edmonton Sun and 24 Hours Edmonton

Rick Gibbons Kanata, Ontario	54	Publisher and Chief Executive Officer, the Ottawa Sun

Kevin Klein Winnipeg, Manitoba	42	Publisher and Chief Executive Officer, the Winnipeg Sun

Susan Muszak London, Ontario	45	Publisher and Chief Executive Officer, the London Free Press

Gordon D. Norrie Calgary, Alberta	49	Publisher and Chief Executive Officer, the Calgary Sun and 24 Hours Calgary, Senior Group Publisher — Southern Alberta

Jean-François Pruneau Repentigny, Quebec	37	Treasurer

Claudine Tremblay Nun’s Island, Quebec	54	Corporate Secretary

Christian Marcoux Laval, Quebec	33	Assistant Corporate Secretary

Bernard Pageau Laval, Quebec	55	Assistant Corporate Secretary
     Serge Gouin, Director and Chairman of the Board of Directors. Mr. Gouin has been a Director and Chairman of the Board of Directors of Sun Media Corporation since May 2004. Mr. Gouin has also been a Director of Quebecor Media Inc. since May 2001, and he re-assumed the position of Chairman of the Board of Directors in May 2005, having also held that position from January 2003 to March 2004. Mr. Gouin served as President and Chief Executive Officer of Quebecor Media Inc. from March 2004 until May 2005. Mr. Gouin has also served as Director and Chairman of the Board of Directors of Videotron Ltd. since July 2001. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from 1998 to 2003. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Groupe Videotron. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of Télé-Métropole inc. (now TVA Group Inc.). Mr. Gouin is also a member of the Boards of Directors of Cott Corporation, Onex Corporation and of TVA Group Inc.
     Jean La Couture, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has served as a Director and Chairman of the Audit Committee of Sun Media Corporation since June 2003. He has been a Director and the Chairman of the Audit Committee of each of Quebecor Media Inc. and Videotron Ltd. since May 2003 and October 2003, respectively. Mr. La Couture serves as Director of Quebecor Inc. and Quebecor World Inc. Mr. La Couture, a Fellow Chartered Accountant, is President of Huis Clos Ltée., a management and mediation firm. He is also President of the Regroupement des assureurs de personnes à charte du Québec (RACQ), a position he has held since August 1995. From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. He is Chairman of the Boards of Innergex Power Trust, Groupe Pomerleau (a Quebec-based construction company), Americ Disc Inc. and Maestro (a real estate capital fund), and serves as a Director of Immunotec Inc.

     André Delisle, Director and member of the Audit Committee. Mr. Delisle has served as a Director of Sun Media Corporation and a member of its Audit Committee since October 2005. Since that date, Mr. Delisle has also served as a Director and a member of the Audit Committee of Quebecor Media Inc. and Videotron Ltd. From August 2000 until July 2003, Mr. Delisle acted as Assistant General Manager and Treasurer of the City of Montréal. He previously acted as internal consultant for the Caisse de dépôt et placement du Québec from February 1998 until August 2000. From 1982 through 1997, he worked for Hydro-Québec and the Quebec Department of Finance, mainly in the capacity of either Chief Financial Officer (Hydro-Québec) or Assistant Deputy Minister (Department of Finance). Mr. Delisle is a member of the Institute of Corporate Directors, a member of the Association of Quebec Economists and a member of the Barreau du Québec.
     A. Michel Lavigne, FCA, Director and member of the Audit Committee. Mr. Lavigne has served as a Director of Sun Media Corporation and a member of its Audit Committee since June 2005. Since that date, Mr. Lavigne has also served as a Director and a member of the Audit Committee and the Compensation Committee of Quebecor Media Inc., and as a Director and a member of the Audit Committee of Videotron Ltd. and of TVA Group Inc. Mr. Lavigne is also a Director of the Caisse de dépôt et placement du Québec and NStein Technologies Inc., as well as the Chairman of the Board of Primary Energy Recycling Corporation. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montreal, Quebec, Chairman of the Board of Grant Thornton Canada and was a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Accountant of the Ordre des comptables agréés du Québec and a member of the Canadian Institute of Chartered Accountants since 1973.
     Pierre Karl Péladeau, Director. Mr. Péladeau has served as a Director of Sun Media Corporation since February 1999. Mr. Péladeau has been Vice Chairman of the Board of Directors and Chief Executive Officer of Quebecor Media Inc. since May 2006. From August 2000 to March 2004, Mr. Péladeau also served as the President and Chief Executive Officer of Quebecor Media Inc. Mr. Péladeau is President and Chief Executive Officer of Quebecor Inc. and was President and Chief Executive Officer of Quebecor World Inc. from March 2004 to May 2006. Mr. Péladeau joined Quebecor Inc.’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions in the Quebecor group of companies. In 1998, Mr. Péladeau spearheaded the acquisition of Sun Media Corporation and in 2000, he was responsible for the acquisition of Groupe Vidéotron. In 1999, Mr. Péladeau became President and Chief Executive Officer of Quebecor Inc. Mr. Péladeau was also the President and Chief Executive Officer of Videotron Ltd. from July 2001 until June 2003, Mr. Péladeau sits on the board of numerous Quebecor group companies and is active in many charitable and cultural organizations.
     Michael G. Sifton, Director and President and Chief Executive Officer. Mr. Sifton was appointed Director and President and Chief Executive Officer in September 2007. Mr. Sifton has 18 years of experience in the Canadian newspaper industry. Prior to his current role, Mr. Sifton was President and Chief Executive Officer of Osprey Media Income Fund. Prior to forming Osprey, Mr. Sifton was President of Hollinger Canadian Newspapers LP, after holding various other positions at Hollinger Inc. Prior to joining Hollinger Inc., Mr. Sifton was President of Armadale Communications Limited, a family-owned newspaper company.
     John S. Leader, Executive Vice President, Finance and Chief Financial Officer. Mr. Leader was appointed Executive Vice President, Finance and Chief Financial Officer, in September 2007. Prior to that, Mr. Leader held the positions of Chief Financial Officer and Vice President, Finance of Osprey Media Income Fund since 2001. Prior to Osprey Media, Mr. Leader was the Director of Finance at Hollinger Canadian Newspapers, LP, in 1999 and Assistant Treasurer of Hollinger Inc. in 1996. Mr. Leader holds B.Sc. from the University of Western Ontario and graduate degree in Accounting from McGill University and is a member of the Canadian Institute of Chartered Accountants.
     Julia Kamula, Executive Vice President, Operations, Central Canada. Ms. Kamula was appointed Executive Vice President, Operations, Central Canada, in September 2007. From November 2004 to August 2007, Ms. Kamula was the Senior Vice President, Operations for Osprey Media. Until that time she was the Publisher of the St. Catharines Standard and Regional Vice President for Osprey Media, Southern Ontario. Ms. Kamula was Vice President of Advertising at the Hamilton Spectator from January 2001 to February 2003, after successfully executing responsibilities as Director of Advertising Development at Hollinger Canadian Newspapers, where she oversaw the advertising operations at more than 70 daily and community newspapers across Canada.

     Kin-Man Lee, Executive Vice President, Publisher and Chief Executive Officer, Toronto Sun. Mr. Lee was appointed to his current position in March 2006. Mr. Lee began his career with The Toronto Sun Publishing Corporation in August 1989 as the Assistant Corporate Controller. In 1993, he transferred to Bowes Publishers Ltd., one of our wholly owned subsidiaries. During his tenure at Bowes, Mr. Lee was appointed Corporate Controller in 1993, Director of Finance in 1998, Vice President, Finance in 2000 and Vice President, Finance and Administration in 2001. In October 2001, Mr. Lee returned to Sun Media where he was appointed Vice President, Corporate Controller in October 2001 and Vice President and Chief Financial Officer in January 2005, a position he held until March 2006.
     J. Craig Martin, FCA, Executive Vice President, Operations, Western Canada. Mr. Martin became Publisher and Chief Executive Officer of the Edmonton Sun in 1994. In 1999, Mr. Martin was appointed our Vice President, Western Group, and in 2003, he was appointed Vice President, Operations, Western Canada. Mr. Martin joined the Toronto Sun Publishing Corporation in January 1984 as the Controller of the Calgary Sun. He became General Manager of the Calgary Sun in 1988, and served as its Associate Publisher from 1992 to 1994.
     Lyne Robitaille, Executive Vice President, Operations, Eastern Canada, and Publisher and President, Journal de Montréal. Ms. Robitaille was appointed Executive Vice President, Operations, Eastern Canada in October 2007. Ms. Robitaille has been the Publisher and President of the Journal de Montréal since March 2005. She previously worked at Ernst & Whinney as an Auditor before joining Quebecor in 1988 as Controller for the community weeklies division. She was appointed Corporate Controller of Quebecor Communications in 1993 and Vice President, Finance of the Journal de Montréal in 1996. In 2000, she was appointed Director of Operations of the Journal de Montréal in addition to her duties as Vice President, Finance. Ms. Robitaille is a member of the Ordre des Comptables agréés du Québec.
     Jack Mulchinock, Senior Vice President, Information Technology. Mr. Mulchinock was appointed Senior Vice President, Information Technology in October 2007. Prior to joining Sun Media Corporation, Mr. Mulchinock was Vice President of Systems for Osprey Media, responsible for implementing the technical and business infrastructure in use at Osprey Media. He has over 25 years of management experience in financial software development, consulting and newspaper production and advertising systems. Mr. Mulchinock has developed strategic technology plans for the Osprey Media group of newspapers as well as many other newspaper and non-publishing companies.
     Steve Angelevski, Corporate Vice President, Reader Sales and Services. Mr. Angelevski was appointed Corporate Vice President, Reader Sales and Services in November 2007. Prior to his appointment, Mr. Angelevski was Vice President, Corporate Distribution. Prior to this, Mr. Angelevski was the Publisher of 24 Hours Toronto. Mr. Angelevski joined Sun Media Corporation in September 2003 as Vice President, Operations, 24 Hours. Prior to joining Sun Media, Mr. Angelevski worked for Torstar Corporation for four years.
     Serge Gosselin, Vice President, Corporate Editorial. Mr. Gosselin was appointed to the position of Vice President, Corporate Editorial in May 2003 and is also currently acting as Vice President Readership and Editor of Le Journal de Québec. Mr. Gosselin joined Quebecor Newspapers in 1987 as Managing Editor at the Journal de Québec. In September 1998, Mr. Gosselin was promoted to Editor-in-Chief of the Winnipeg Sun.
     Christopher R. Krygiel, Vice President, Human Resources. Mr. Krygiel was appointed Vice President, Human Resources in 2001. He joined Sun Media Corporation in July 1998 as Corporate Director of Human Resources. Prior to that time, Mr. Krygiel worked with Beaver Lumber Company for eleven years in various capacities, ultimately serving as Director of Human Resources.
     Roger Martel, Vice President Internal Audit. Mr. Martel has served as Vice President, Internal Audit of Sun Media Corporation since February 2004. He acts in the same capacity for Quebecor Inc., Videotron Ltd, and TVA Group Inc. From February 2001 until February 2004, he was Principal Director, Internal Audit of Quebecor Media. Prior to that, he was an Internal Auditor of Le Groupe Videotron Ltée.

     Shannon McPeak, Vice President, Corporate Advertising Sales. Ms. McPeak was appointed Vice President, Corporate Advertising Sales, in October 2007. Prior to joining Sun Media, Ms. McPeak was Vice President, Corporate Sales of Osprey Media since December 2002. Previously, Ms. McPeak worked for the Globe and Mail newspaper as Vice President, National and International Advertising Sales. From 1990 to 1995, Ms. McPeak worked for the Southam Newspaper Group as Advertising Sales Manager, Eastern Canada, also in Montreal. Ms. McPeak began her media career with the Montreal Gazette where she worked for seven years in the advertising sales department, ending as National Advertising Sales Executive in 1986. Ms. McPeak is a member of the Boards of NADbank (Newspaper Audience Databank) and the FDSA (Flyer Distribution Standards Association). A bilingual, native Montrealer, Ms. McPeak has over 28 years experience in the media business.
     Louis Morin, Vice President. Mr. Morin became Vice President of Sun Media Corporation in January 2007, at which time he was also appointed Vice President and Chief Financial Officer of Quebecor Media Inc. From December 2003 until January 2006, he served as Chief Financial Officer of Bombardier Recreational Products Inc. Prior to that Mr. Morin was Senior Vice President and Chief Financial Officer of Bombardier Inc. from April 1999 until February 2003 where he worked since 1982. Mr. Morin was appointed Vice President and Chief Financial Officer of Quebecor Inc. on January 14, 2008. Mr. Morin holds a Master’s degree as well as a Bachelor’s degree in Business Administration from the University of Montreal and is a Chartered Accountant.
     Nancy Rendle, Vice President, Corporate Controller. Ms. Rendle joined the corporate finance department of Sun Media Corporation in July 1995 and has served in various finance roles during her tenure with the organization. Ms. Rendle was appointed to her current position in January 2006. From January to December 2005, she served as Director of Finance, Financial Reporting and Controls. Prior to joining Sun Media Corporation, Ms. Rendle worked as an audit associate with Coopers & Lybrand, an international audit and consulting firm. Ms. Rendle is a member of the Canadian Institute of Chartered Accountants.
     Nolin Richard, Vice President, Corporate Production and Procurement. Mr. Richard was appointed Vice President, Corporate Production of Sun Media Corporation in 2001 and, in February 2006, was appointed to the position of Vice President, Corporate Production and Procurement. Mr. Richard began his career with Quebecor in 1987 as a Plant Engineer in Lasalle, Quebec and was promoted to Plant Manager in 1989. In 1990, he joined Le Journal de Québec as Production Manager, and was promoted to Vice President of Production and Information Services in 1998. In 1999, he became Vice President, Operations of the Toronto Sun and was promoted to Vice President of Corporate Production in 2001. In September 2004, he was appointed Vice President Operations, Eastern Canada, a position that he held until February 2006. Mr. Richard is also currently Vice President Operations of Mirabel Printing Inc.
     Richard Roy, Vice President, Technology. Mr. Roy was appointed Vice President, Technology in December 2006. From 2001 to 2006, Mr. Roy was Senior IT Director of Fido Solutions. Mr. Roy has held numerous positions at Bell Canada from 1996 to 2001, including Associate Director IS/IT — Bell Customer Contracts Systems.
     David Black, Publisher & Chief Executive Officer, the Edmonton Sun and 24 Hours in Edmonton. Mr.Black was appointed to his current role on January 1st, 2008. He began his career with Sun Media in 1972 at the Toronto Sun, just two months after the launch of the paper where he rose to management positions in Classified and Retail Advertising. Mr. Black joined the Edmonton Sun in 1985 as the Director of Advertising and his leadership earned him his promotion in 1990 to General Manager.
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
     Kevin Klein, Publisher & Chief Executive Officer, the Winnipeg Sun. Mr. Klein was appointed Publisher and Chief Executive Officer, the Winnipeg Sun, in April 2007. Mr. Klein joined the Winnipeg Sun in February 2007 as the

Director of Advertising. In May, he was promoted to Interim Publisher. For the past 16 years, Mr. Klein has held positions with Thompson Newspapers Ltd, Southam Newspapers Ltd. and Brunswick News Ltd. Prior to joining Sun Media Corporation, Mr. Klein was the Vice President and General Manager at Newcap Broadcasting Inc. in Winnipeg.
     Susan Muszak, Publisher and Chief Executive Officer, the London Free Press. Ms. Muszak was appointed to her position in May 2001. She began her career with the London Free Press in 1995 as Advertising Director. In 1998 she was appointed to the position of General Manager. Prior to joining the London Free Press, Ms. Muszak worked for the Southam Newspaper Group for 16 years in several management positions, rising to Advertising Director for the Hamilton Spectator. Ms. Muszak serves on the Board of Directors for St-Joseph’s Health Center.
     Gordon Norrie, Publisher & Chief Executive Officer, the Calgary Sun and 24 Hours Calgary, Senior Group Publisher — Southern Alberta. Mr. Norrie held his current position since March 2007. Mr. Norrie joined the Calgary Sun in 1985 in the sales department and, by 1996, was promoted to General Manager of the Calgary Sun. Mr. Norrie was appointed Publisher and Chief Executive Officer of the Winnipeg Sun in 1999, a position he held until 2003. Mr. Norrie was appointed Publisher & Chief Executive Officer, the Edmonton Sun in 2003.
     Jean-François Pruneau, Treasurer. Mr. Pruneau has served as Treasurer of Sun Media Corporation since October 2005. In addition, Mr. Pruneau has also served as Treasurer of Quebecor Media Inc. and Videotron Ltd. since the same date. Mr. Pruneau was appointed Treasurer of Quebecor Inc. in February 2007. He also serves as Treasurer of various subsidiaries of Quebecor Media Inc. Before being appointed Treasurer of Quebecor Media Inc., Mr. Pruneau successively served as Director, Finance and Assistant Treasurer — Corporate Finance of Quebecor Media Inc. Before joining Quebecor Media Inc. in May 2001, Mr. Pruneau was Associate Director of BCE Media from 1999 to 2001. From 1997 to 1999, he served as Corporate Finance Officer at Canadian National Railway. He has been a member of the CFA Institute, formerly the Association for Investment Management and Research, since 2000.
     Claudine Tremblay, Corporate Secretary. Ms. Tremblay has been Corporate Secretary of Sun Media Corporation since September 30, 2001 and is also currently Vice President and Secretary of Quebecor Inc. and Quebecor Media Inc. Prior to her appointment to her current position, Ms. Tremblay had served as Senior Director, Corporate Secretariat for Quebecor Media Inc., Quebecor World Inc. and Quebecor Inc. since 2003. Ms. Tremblay has been Secretary of Videotron Ltd. since November 2006. She also serves as either Secretary or Assistant Secretary of various subsidiaries of Quebecor Inc. and, since December 2004, Ms. Tremblay serves as Corporate Secretary of TVA Group Inc. Prior to joining the Quebecor group of companies in 1987, Ms. Tremblay was Assistant Secretary and Administrative Assistant at the National Bank of Canada from 1979 to 1987. She has also been a member of the Chambre des notaires du Québec since 1977.
     Christian Marcoux, Assistant Corporate Secretary. Mr. Marcoux has been Assistant Corporate Secretary of Sun Media Corporation since December 2006. He is currently acting as Assistant Secretary of Quebecor Inc., Quebecor Media Inc., TVA Group Inc. and Videotron Ltd. He is also Senior Legal Counsel, Compliance, since joining Quebecor Media Inc. in 2006. From January 2004 to December 2006, Mr. Marcoux was Manager, Listed Issuer Services at the Toronto Stock Exchange. Prior to January 2004, Mr. Marcoux was an attorney with BCF LLP, a law firm, for three years.
     Bernard Pageau, Assistant Corporate Secretary. Mr. Pageau joined Quebecor Inc./Quebecor Communications Inc. in 1996 as Legal Counsel, and has served in that capacity for Sun Media Corporation since 1999 and for Quebecor Media Inc. since 2001. He became Director, Legal Affairs of Quebecor Media Inc. in 2004. Prior to 1996, Mr. Pageau was an attorney with Stikeman Elliott LLP, a Canadian law firm, for over nine years. Mr. Pageau was appointed Assistant Corporate Secretary of Sun Media Corporation in July 2001.
Board Practices
     Reference is made to “- Directors and Senior Management” for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.

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
Compensation of Directors and Executive Officers
     Except for our President and Chief Executive Officer, Mr. Sifton, all of our directors are also directors of Quebecor Media, and, as such, do not receive any remuneration in their capacity as directors of Sun Media, except for the members of our Audit Committee, who receive attendance fees of $2,000 per meeting, and except for the Chairman of our Audit Committee (currently, Mr. La Couture) who receives an annual fee of $3,500 to act in such capacity. Mr. Sifton, who is an employee of Sun Media, is not entitled to receive any additional compensation for serving as our director. Our directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our Board of Directors and our Audit Committee. In the aggregate, we paid $31,500 in cash compensation to the members of our Audit Committee, as a group, in annual fees and attendance fees for the year ended December 31, 2007.
     The aggregate amount of compensation paid by Sun Media with respect to the year ended December 31, 2007 to our executive officers, as a group, who are named in the table under “—Directors and Senior Management”, was $5.4 million. Compensation includes salaries, bonuses and profit-sharing payments.

Quebecor Media’s Stock Option Plan
     Under a stock option plan established by Quebecor Media, 8,034,000 common shares of Quebecor Media have been set aside until December 31, 2008 for officers, senior employees and other key employees of Quebecor Media and its subsidiaries, including Sun Media. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of Quebecor Media common shares at the date of grant, as determined by its Board of Directors (if Quebecor Media common shares are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of grant of the common shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant. Beginning March 1, 2008, and as long as the shares of Quebecor Media have not been listed on a recognized stock exchange, optionees may exercise, from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30, of each year, their right to either receive an amount in cash equal to the difference between the fair market value, as determined by Quebecor Media’s Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, purchase common shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless Quebecor Media’s Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by Quebecor Media’s Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of grant.
     As of December 31, 2007, an aggregate total of 1,061,534 options to purchase Quebecor Media common shares have been granted to employees, directors and officers of Sun Media (excluding employees, directors and officers who, at the date of grant, were employees, directors and officers at multiple Quebecor group companies), at a weighted average exercise price of $35.06 per share, as determined by Quebecor Media’s Compensation Committee in accordance with the terms and conditions of the Quebecor Media stock option plan. Of that number, 751,841 options to purchase Quebecor Media common shares have been granted to executive officers of Sun Media (excluding executive officers who, at such date, were executive officers at multiple Quebecor Media group companies), at a weighted average exercise price of $35.34 per share.
     During the year ended December 31, 2007, an aggregate total of 651,000 options to purchase Quebecor Media common shares were granted to employees, directors and officers of Sun Media (excluding employees, directors and officers at multiple Quebecor Media group companies), at a weighted average exercise price of $44.45 per share, as determined by Quebecor Media’s Compensation Committee in accordance with the terms and conditions of the Quebecor Media stock option plan. Of that number, an aggregate total of 474,000 options to purchase Quebecor Media common shares were granted to executive officers of Sun Media (excluding executive officers who, at such date, were executive officers at multiple Quebecor Media group companies) under this plan, at a weighted average exercise price of $44.45 per share.
Pension Benefits
     Quebecor Media maintains a pension plan for its non-unionized employees and those of its subsidiaries, including Sun Media. The pension plan provides higher pension benefits to eligible executive officers than those provided to other employees. The higher pension benefits under this plan are equal to 2.0% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and from the age of 61 years without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension payable under such pension plan is as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $116,667. An executive officer contributes to the plan an amount equal to 5% of his or her salary up to a maximum of $5,833 in respect of 2008.

     The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Participation
Compensation	10	15	20	25	30
$116,667 or more	$23,333	$35,000	$46,667	$58,333	$70,000
Supplemental Retirement Benefit Plan for Designated Executives
     In addition to the pension plan in force, Quebecor Media provides supplemental retirement benefits to certain designated executives. As at December 31, 2007, three senior executive officers of Sun Media are participants under this plan, with credited service ranging from 1 year to 4 years.
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
     The table below indicates the annual supplemental pension that would be payable at the normal retirement age of 65 years:

	Years of Credited Service
Compensation	10	15	20	25	30
$200,000	$16,667	$25,000	$33,333	$41,667	$50,000
$300,000	$36,667	$55,000	$73,333	$91,667	$110,000
$400,000	$56,667	$85,000	$113,333	$141,667	$170,000
$500,000	$76,667	$115,000	$153,333	$191,667	$230,000
$600,000	$96,667	$145,000	$193,333	$241,667	$290,000
$800,000	$136,667	$205,000	$273,333	$341,667	$410,000
$1,000,000	$176,667	$265,000	$353,333	$441,667	$530,000
Liability Insurance
     Quebecor carries liability insurance for the benefit of its directors and officers and the directors and officers of its direct and indirect subsidiaries, including Sun Media and certain associated companies, against certain liabilities incurred by them in such capacity. These policies are subject to customary deductibles and exceptions. The premiums in respect of this insurance are entirely paid by Quebecor Inc. and then reimbursed in part by Sun Media.
Employees
     As of December 31, 2007, we employed 5,541 employees (comprised of 4,514 full-time employees and 1,027 part-time employees expressed as full-time equivalents). In addition, we employ the services of a number of freelancers from time to time.

     The following table presents the total number of employees of Sun Media as of December 31, 2005, 2006 and 2007 and provides a breakdown by geographic location. Total employees include full-time and part-time employees expressed as full-time equivalents.

	2005	2006	2007
Ontario	2,532	2,364	2,123
Quebec	1,942	1,945	1,830
Alberta	1,174	1,193	1,141
Manitoba	363	356	352
Saskatchewan	50	52	48
British Columbia	14	21	39
New Brunswick	8	8	8

Total Company employees at period end	6,083	5,939	5,541

     The decrease in the number of employees at December 31, 2007 compared to December 31, 2006 is primarily attributable to various restructuring initiatives offset by additional staff associated with acquisitions and with new products including 24 Hours in Edmonton and 24 Hours in Calgary, as well as the Sales and Service Center in Kanata. The decrease in the number of employees at December 31, 2006 compared to December 31, 2005 is primarily attributable to various restructuring initiatives, offset by additional staff associated with acquisitions and with new products including 24 Hours in Ottawa and 24 Heures in Ottawa-Gatineau
     As of December 31, 2007, approximately one-third of our employees are unionized. We are currently a party to 48 collective bargaining agreements. As of February 29, 2008, 12 of our collective bargaining agreements, representing 941 or 47.0% of our 2,004 unionized employees, have expired. Negotiations regarding these 12 collective bargaining agreements are either in progress or will be undertaken in 2008. Our 36 other collective bargaining agreements, representing 1,063 unionized employees, are scheduled to expire on various dates through December 2010.
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
     Quebecor Media is 54.7% owned by Quebecor and 45.3% owned by CDP Capital d’Amérique Investissements Inc. Quebecor is a communications holding company. Its primary assets are its interests in Quebecor Media and Quebecor World, a commercial printer. CDP Capital d’Amérique Investissements Inc. is a wholly-owned subsidiary of Caisse de dépôt et placement du Québec, Canada’s largest pension fund manager.
Certain Relationships and Related Party Transactions
     The following describes certain material transactions in which we and our directors, executive officers and affiliates are involved. We believe that each of the transactions described below is on terms no less favourable to us than could have been obtained from unrelated third parties.

Issuance and redemption of convertible obligations and investment in Quebecor Media and SUN TV
     Sun Media has invested in certain preferred shares issued by Quebecor Media and SUN TV and concurrently issued convertible obligations to Quebecor Media and SUN TV.
     The convertible obligations are redeemable by the Company, in whole or in part, including accrued interest, at any time prior to maturity. The holder may, upon the occurrence of certain events, require the Company to redeem the convertible obligations at a redemption amount equal to the then outstanding principal plus any accrued and unpaid interest.
     The convertible obligations are also convertible by the holder, in whole or in part, including accrued interest, at any time prior to maturity, into fully-paid and non-assessable common shares of the Company. The number of such shares shall be determined by dividing the amount to be so converted by the fair value of one common share as determined by the Board of Directors.
     The Company may elect to defer, at any time and from time to time, coupon payments on the convertible obligations by extending the coupon payment period on the obligations for a period of up to 12 consecutive semi-annual periods, provided, however, that no extension period may extend beyond the maturity date for each obligation respectively. The Company may, at any time, at its option, elect to satisfy its obligations to pay any coupon (including any deferred coupon) by issuing and delivering to the holder fully-paid and non-assessable common shares of its capital stock. The number of such shares shall be determined by dividing the amount to be so satisfied by the fair value of one common share as determined by the Board of Directors.
     Quebecor Media
     In July 2001, we issued a $1.6 billion convertible obligation due 2007 to Quebecor Media, and we used the proceeds to invest in $1.6 billion of Quebecor Media’s Series A Cumulative First Preferred Shares, in a transaction designed for tax planning purposes. In November 2002, we issued a new convertible obligation to Quebecor Media in the amount of $350.0 million due 2008, and we used the proceeds to invest in $350.0 million of the Quebecor Media Series A Cumulative First Preferred Shares. In July 2003, we redeemed $360.0 million and in January 2004 we redeemed another $450.0 million of the 2007 convertible obligations, using the proceeds from sales of our Quebecor Media Series A Cumulative First Preferred Shares.
     On January 14, 2005, Sun Media sold $150.0 million of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media and used the proceeds to redeem $150.0 million of its 2007 convertible obligations. In addition, the Company issued a new convertible obligation to Quebecor Media in the amount of $255.0 million (“2020 Convertible Obligation Issue”). This new convertible obligation matures on January 14, 2020, bears interest at 10.50% payable semi-annually. The Company used the proceeds from the 2020 Convertible Obligation Issue to invest in an additional $255.0 million of Quebecor Media Series F Cumulative First Preferred Shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its existing Series A Cumulative First Preferred Shares in Quebecor Media. As a result of the transactions completed on January 14, 2005, the Company’s investment in Quebecor Media Preferred Shares and the principal balance of its convertible obligations was $1,245.0 million as at December 31, 2005.
     On June 12, 2006, Sun Media sold $255.0 million of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media, and used the proceeds to redeem $255.0 million of its 2007 convertible obligation issue. In addition, the Company issued a new convertible obligation to Quebecor Media in the amount of $120.0 million (“2021 Convertible Obligation Issue”). This new convertible obligation matures on June 12, 2021, bears interest at 10.50% payable semi-annually. The Company used the proceeds from the issuance of the 2021 Convertible Obligation Issue to invest in an additional $120.0 million of Quebecor Media Series F Cumulative First Preferred Shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its Series A Cumulative First Preferred Shares of Quebecor Media.

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
     On July 13, 2007, the Company redeemed $235.0 million of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media and used the proceeds to redeem $235.0 million of its November 2008 convertible obligation issue.
     On July 27, 2007, the Company issued a new convertible obligation to Quebecor Media in the amount of $240.0 million (the “2022 Convertible Obligation Issue”). This new convertible obligation matures on December 20, 2022, bears interest at 10.50% payable semi-annually. The Company used the proceeds from the issuance of this new convertible obligation issue to invest in $240.0 million of Quebecor Media Series G Cumulative First Preferred Shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its Series F Cumulative First Preferred Shares of Quebecor Media.
     On December 20, 2007, the Company converted $320.0 million of Quebecor Media Series F Cumulative First Preferred Shares into Quebecor Media Series G Cumulative First Preferred Shares.
     As a result of the transactions completed on July 13, 2007, July 27, 2007 and December 20, 2007, the Company’s investment in Quebecor Media Series G Cumulative First Preferred Shares and the principal balance of its convertible obligations was $560.0 million as at December 31, 2007.
     SUN TV
     On July 12, 2005, Sun Media issued a $37.3 million convertible obligation to SUN TV, a significantly influenced investee. The convertible obligation matures on July 6, 2020, and bears interest at 10.50% payable semi-annually on June 20 and December 20. Concurrently, the Company invested $37.3 million in Class A Preferred Shares of SUN TV (“SUN TV Preferred Shares”). The SUN TV Preferred Shares are redeemable at the option of the issuer or retractable at the option of the Company at the paid-up value, are non-voting and carry a 10.85% annual fixed cumulative preferential dividend payable semi-annually.
     On December 20, 2006, Sun Media sold $2.925 million of its investment in SUN TV Preferred Shares and used the proceeds to redeem $2.925 million of its convertible obligation.
     On December 20, 2007, Sun Media sold $24.625 million of its investment in SUN TV Preferred Shares and used the proceeds to redeem $24.625 million of its convertible obligations. As at December 31, 2007, the Company’s investment in SUN TV Preferred Shares and the principal balance of its convertible obligations was $9.750 million.
     See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources - Liquidity and capital resource requirements — Purchase and/or sale of Preferred Shares of Quebecor Media and SUN TV and convertible obligations issued to and/or redeemed from Quebecor Media and SUN TV”.
Subordinated loan
     On October 31, 2007, the Company entered into a $237.5 million subordinated loan agreement (“Subordinated Loan”) with Quebecor Media which bears interest at an annual rate of 7.00% and matures on October 31, 2013. The Subordinated Loan is prepayable by the Company, in whole or in part, including accrued interest, at any time prior to maturity. Quebecor Media may, upon the occurrence of certain events, cause the outstanding principal and accrued interest to become immediately due and payable.

     The Subordinated Loan is also convertible by either the Company or Quebecor Media, in whole or in part, including accrued interest (unless the Company elects to pay the accrued interest in cash), at any time prior to maturity, into fully-paid and non-assessable common shares of the Company. The number of such shares shall be determined by dividing the amount to be so converted by the fair value of one common share as determined by the Board of Directors. The Company may elect to defer, at any time and from time to time, interest payments on the Subordinated Loan by a period of up to 12 months, provided, however, that no deferral period may extend beyond the maturity date.
     Interest expense for the year ended December 31, 2007 was $2.7 million. As at December 31, 2007, interest payable was $0.6 million. The balance of the loan as at December 31, 2007 was $237.5 million.
Acquisition of non-capital losses
     On September 30, 2006, Sun Media’s ultimate parent company, Quebecor, transferred to the Company $74.2 million of non-capital tax losses in exchange for cash consideration of $16.1 million. This transaction was recorded at the exchange amount. As a result, the Company recorded an income tax asset of $24.5 million and the difference of $8.4 million between the net cash consideration and the income tax asset was recorded as a deferred credit. As these acquired non-capital losses are utilized, the deferred credit is proportionately recognized as a reduction of income tax expense. As at December 31, 2007 the balance of the deferred credit was $0.7 million.
     In December 2007, the Company acquired unused non-capital tax losses, tax credits and commodity tax receivables from a company under common control in exchange for the issuance of one common share of the Company. The transaction was recorded at the exchange amount of $10.6 million.
Management and other services
     The Company has earned revenue for advertising and other services provided to, and incurred expenses for purchases and services obtained from, related companies at prices and conditions prevailing on the market as set out below. The majority of related party purchases were related to printing services provided by an affiliate, Quebecor World Inc., and printing services provided by Quebecor Media. In January 2008, Quebecor World Inc. placed itself under the protection of the Companies’ Creditors Arrangement Act. Sun Media does not anticipate that this procedure will have any material impact on the Company’s operations.
     Related party revenues were largely advertising sales to Videotron Ltd., TVA Group Inc. and Groupe Archambault Inc., affiliates of Quebecor Media.
     The following table presents the amounts of the Company’s revenues, accounts receivable, purchases and accounts payable from transactions with related parties during the periods indicated:

	Year Ended December 31,
	2005	2006	2007
		(in thousands)
Revenues	$12,527	$15,401	$16,883
Accounts receivable	1,903	5,347	4,681
Purchases and services	27,279	31,522	52,250
Accounts payable	17,752	23,458	34,193

     For the year ended December 31, 2007, Quebecor Media charged the Company for management fees of $8.5 million which is reflected in our cost of sales, selling and administrative expenses. For the years ended December 31, 2006 and 2005, the management fee amounted to $8.7 million and $9.1 million, respectively.
Item 8. FINANCIAL INFORMATION
Consolidated Statements and Other Financial Information
     Our audited consolidated balance sheets as at December 31, 2006 and 2007 and our audited consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for each of the years ended December 31, 2005, 2006 and 2007, as well as the auditor’s report thereon, are presented under Item 17 of this annual report.
Legal Proceedings
     We are involved from time to time in various claims and lawsuits incidental to the conduct of our business in the ordinary course, including defamation actions. We carry insurance coverage in such amounts we believe to be reasonable under the circumstances. We believe that an adverse outcome of the pending legal proceedings in which we are currently involved will not have a material adverse effect on our financial position, liquidity or results of operations.
Dividend Distribution Policy
     In the year ended December 31, 2007, we paid aggregate dividends of $82.0 million, or $65.03 per common share, to our sole shareholder, a wholly-owned subsidiary of Quebecor Media, in connection with its ownership of our 1,261,002 outstanding Class A Common Shares. In the year ended December 31, 2006, we paid dividends of $95.5 million, or $75.73 per common share, and we paid aggregate dividends of $169.7 million, or $134.54 per common share, during the year ended December 31, 2005.
     Sun Media’s Board of Directors has not determined what level of dividends or other distributions, if any, Sun Media will, to the extent permitted by the terms of its indebtedness and applicable law, pay to its shareholder, in 2008.
Significant Changes
     Except as otherwise disclosed in this annual report, there have been no significant changes in the financial position of the Company since December 31, 2007.
Item 9. THE OFFER AND LISTING
A-	Offer and Listing Details

Not applicable.

B-	Plan of Distribution

Not applicable.

C-	Markets
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
D-	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F-	Expenses of the Issue

Not applicable.
Item 10. Additional Information
A-	Share Capital
     As at December 31, 2007, 1,261,002 of our Class A Common Shares were issued and outstanding, 100% of which are owned by 3535991 Canada Inc., a wholly-owned subsidiary of Quebecor Media. Sun Media has no other share capital issued and outstanding.
B-	Memorandum and Articles of Association
     The following is a description of certain provisions of the Articles of Sun Media Corporation (the “Articles”). The complete Articles, as amended, are filed as Exhibits to this annual report.
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
8.	Not applicable.

9.	Not applicable.

10.	Not applicable.

C-	Material Contracts
     The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which Sun Media or any of its subsidiaries is a party, for the two years preceding publication of this annual report.
(a)	$1,600,000,000 12.15% Convertible Obligation (“CANCAP”) due July 14, 2007 between Sun Media Corporation and Quebecor Media Inc., dated July 9, 2001; $350,000,000 12.15% Convertible Obligation (“CANCAP”) due November 28, 2008 between Sun Media Corporation and Quebecor Media Inc., dated November 28, 2002; $255,000,000 10.50% Convertible Obligation (“CANCAP”) due January 14, 2020 between Sun Media Corporation and Quebecor Media Inc., dated January 14, 2005; $120,000,000 10.50% Convertible Obligation (“CANCAP”) due June 12, 2021 between Sun Media Corporation and Quebecor Media Inc., dated June 12, 2006; and $240,000,000 10.50% Convertible Obligation (“CANCAP”) due December 20, 2022 between Sun Media Corporation and Quebecor Media Inc., dated July 27, 2007.
     In July 2001, we issued a $1.6 billion 12.15% convertible obligation due 2007 to Quebecor Media, and we used the proceeds to invest in $1.6 billion of Quebecor Media Series A Cumulative First Preferred Shares, in a transaction designed for tax planning purposes. The $1.6 billion convertible obligation issued to Quebecor Media matured on July 14, 2007, and bore interest at 12.15% payable semi-annually. Under the terms of this convertible obligation, we could elect to defer, at any time and from time to time, coupon payments on the $1.6 billion convertible obligation issued in July 2001 by extending the coupon payment period on the obligation for a period of up to 12 consecutive semi-annual periods, provided, however, that no extension period could extend beyond the stated maturity of the convertible obligation. Also under the terms of this convertible obligation, we could, at any time, at our option, elect to satisfy our obligation to pay deferred semi-annual and the final coupon payment amounts by issuing and delivering to the holder, for each portion of one thousand dollars of coupon payment owed under this convertible obligation, the number of common shares of our capital stock valued at their fair value, determined by our Board of Directors. By giving notice to the holder at any time prior to the stated maturity, we could have elected to convert all or any part of the unpaid face amount and accrued and unpaid coupon payments into common shares, the number of which shares being determined by dividing the amount to be so converted by the fair value of one common share. Pursuant to the terms of this convertible obligation, we could have, at any time, required Quebecor Media to redeem the preferred shares at par plus accrued and unpaid dividends, and Quebecor Media could have, at its option at any time, redeemed the preferred shares at par plus accrued and unpaid dividends.
     In November 2002, we issued a new 12.15% convertible obligation due 2008 to Quebecor Media in the principal amount of $350.0 million, and we used the proceeds to subscribe to an additional $350.0 million of the Quebecor Media Series A Cumulative First Preferred Shares. This convertible obligation has substantially similar terms to that issued in July 2001 (described in the previous paragraph) and matures on November 28, 2008.

     In July 2003, we sold $360.0 million of the Quebecor Media Series A Cumulative First Preferred Shares and used the proceeds to redeem $360.0 million of our 2007 convertible obligations held by Quebecor Media.
     On January 14, 2005, we sold a further $150.0 million of the Quebecor Media Series A Cumulative First Preferred Shares and used the proceeds to redeem $150.0 million of our 2007 convertible obligations. On January 14, 2004, we sold another $450.0 million of the Quebecor Media Series A Cumulative First Preferred Shares and used the proceeds to redeem $450.0 million in convertible obligations.
     Also on January 14, 2005, we issued a new convertible obligation to Quebecor Media in the amount of $255.0 million. This new convertible obligation matures on January 14, 2020, bears interest at 10.50% payable semi-annually and otherwise has terms and conditions substantially similar to our previously issued convertible obligations as described above. We used the proceeds from the issuance to invest in an additional $255.0 million of Quebecor Media Series F Cumulative First Preferred Shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its existing Series A Cumulative First Preferred Shares in Quebecor Media. As a result of the transactions completed on January 14, 2005, the Company’s investment in Quebecor Media Preferred Shares and the principal balance of its convertible obligations was $1,245.0 million as at December 31, 2005.
     On June 12, 2006, we sold $255.0 million of the Quebecor Media Series A Cumulative First Preferred Shares and used the proceeds to redeem $255.0 million of our 2007 12.15% convertible obligations held by Quebecor Media. We also issued a new convertible obligation to Quebecor Media in the amount of $120.0 million. This new convertible obligation matures on June 12, 2021, bears interest at 10.50% payable semi-annually and otherwise has terms and conditions substantially similar to our previously issued convertible obligations as described above. We used the proceeds from the issuance of this issuance to invest in an additional $120.0 million of Quebecor Media Series F Cumulative First Preferred Shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its Series A Cumulative First Preferred Shares of Quebecor Media.
     On December 28, 2006, we sold another $500.0 million of the Quebecor Media Series A Cumulative First Preferred Shares and used the proceeds to redeem a principal amount of $385.0 million of our 12.15% convertible obligations due 2007 and a principal amount of $115.0 million of our 12.15% convertible obligations due 2008. We also sold $55.0 million of Quebecor Media preferred shares and used the proceeds to redeem $55.0 million of our 10.50% convertible obligations due 2020.
     On July 13, 2007, we sold $235.0 million of the Quebecor Media Series A Cumulative First Preferred Shares and used the proceeds to redeem $235.0 million of our 2008 12.15% convertible obligations held by Quebecor Media.
     On July 27, 2007, we issued a new convertible obligation to Quebecor Media in the amount of $240.0 million. This new convertible obligation matures on December 20, 2022, bears interest at 10.50% payable semi-annually and otherwise has terms and conditions substantially similar to our previously issued convertible obligations as described above. We used the proceeds from the issuance to invest in $240.0 million of Quebecor Media Series G Cumulative First Preferred Shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its Series F Cumulative First Preferred Shares of Quebecor Media.
     On December 20, 2007, the Company converted $320.0 million of Quebecor Media Series F Cumulative First Preferred Shares into Quebecor Media Series G Cumulative First Preferred Shares.
     As a result of the transactions completed on July 13, 2007, July 27, 2007 and December 20, 2007, the Company’s investment in Quebecor Media Series G Cumulative First Preferred Shares and the principal balance of its convertible obligations was $560.0 million as at December 31, 2007.

     See also Note 6 to our audited consolidated financial statements (included under Item 17 of this annual report), which summarizes Sun Media’s issuance and redemption of convertible obligations to Quebecor Media, and investments in Quebecor Media preferred shares.
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
(c)	Credit Agreement, dated as of February 7, 2003, as amended, by and among Sun Media Corporation, Banc of America Securities LLC, Credit Suisse First Boston Canada, the lenders party thereto, and Bank of America, N.A., as Administrative Agent.
     On February 7, 2003, as part of the refinancing of our indebtedness, we entered into a secured credit facility consisting of a five-year $75.0 million revolving credit facility and a six-year US$230.0 million Term Loan “B”. In connection with Quebecor Media’s refinancing plan completed in January 2006, this credit facility was amended for the addition of an overdraft facility and a $40.0 million Term Loan “C”. On October 31, 2007, we repaid and terminated the Term Loan “B”. On the same date, we entered into a Fifth Amending Agreement to the credit agreement, extending the term of the credit facilities to October 31, 2012, and modifying certain definitions and covenants related to leverage and interest coverage ratios, while removing the fixed charge ratio.
     Borrowings under our revolving credit facility and Term Loan “C” are repayable in full in October 2012. We are also required to make specified quarterly repayments of amounts borrowed under the Term Loan B and Term Loan C facilities.
     Borrowings under the revolving credit facility and the Term Loan “C” facility are in Canadian dollars and bear interest at the Canadian prime rate or the bankers’ acceptance rate plus an applicable margin. The proceeds of the Term Loan “C” were used to refinance existing debt and for permitted distributions to Sun Media’s shareholder. The proceeds of the revolving facility may be used for general corporate purposes including distributions to our shareholder in certain circumstances.
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

     This credit facility contains customary covenants that restrict and limit our ability and the ability of our subsidiaries to, among other things, enter into merger or amalgamation transactions, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. This credit facility also contains customary financial covenants, as well as customary events of default, including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to Sun Media and members of the Sun Media group, and the occurrence of a change of control.
     In connection with this credit facility, certain of our subsidiaries, including Bowes Publishers Limited, Sun Media (Toronto) Corporation, and SMC Nomineeco Inc., executed a guarantee in favor of Bank of America. Pursuant to this guarantee, these subsidiaries guaranteed our debt under this Credit Agreement fully and unconditionally, jointly and severally, on a senior secured basis. See also Note 19 to our audited consolidated financial statements (included under Item 17 of this annual report).
(d)	$37,300,000 10.50% Convertible Obligation (“CANCAP”) due July 6, 2020, by and between Sun Media Corporation and SUN TV Company, dated as of July 12, 2005.
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
     On December 20, 2006, Sun Media sold $2.925 million of its investment in SUN TV Preferred Shares and used the proceeds to redeem $2.925 million of its convertible obligation. On December 20, 2007, Sun Media sold $24.625 million of its investment in SUN TV Preferred Shares and used the proceeds to redeem $24.625 million of its convertible obligations. As at December 31, 2007, the Company’s investment in SUN TV Preferred Shares and the principal balance of its convertible obligations was $9.750 million.
(e)	Subordinated Loan Agreement, dated as of October 31, 2007, by and between Sun Media Corporation, as borrower, and Quebecor Media Inc., as lender.
     On October 31, 2007, the Company entered into a $237.5 million subordinated loan agreement (“Subordinated Loan”) with Quebecor Media. The Subordinated Loan bears interest at an annual rate of 7.00% and matures on October 31, 2013. The Subordinated Loan is prepayable by the Company, in whole or in part, including accrued interest, at any time prior to maturity. Quebecor Media may, upon the occurrence of certain events, cause the outstanding principal and accrued interest to become immediately due and payable.
     The Subordinated Loan is also convertible by either the Company or Quebecor Media, in whole or in part, including accrued interest (unless the Company elects to pay the accrued interest in cash), at any time prior to maturity, into fully-paid and non-assessable common shares of the Company. The number of such shares shall be determined by dividing the amount to be so converted by the fair value of one common share as determined by the Board of

Directors. The Company may elect to defer, at any time and from time to time, interest payments on the subordinated loan by a period of up to 12 months, provided, however, that no deferral period may extend beyond the maturity date.
D-	Exchange Controls
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
E-	Taxation
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
     This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to holders that may be subject to special rules under U.S. federal income tax law, including:
•	dealers in stocks, securities or currencies;

•	securities traders that use a mark-to-market accounting method;

•	banks and financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	persons holding notes as part of a hedging or conversion transaction or a straddle;

•	persons deemed to sell notes under the constructive sale provisions of the Code;

•	persons who or that are, or may become, subject to the expatriation provisions of the Code;

•	persons whose functional currency is not the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more of our outstanding voting shares.
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
     In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the notes. According to U.S. Treasury regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. We believe the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the potential payment of additional amounts pursuant to the provisions related to changes in Canadian laws or regulations applicable to tax-related withholdings or deductions, the registration rights provisions, the optional redemption or change of control provisions as part of the yield to maturity of the notes. Our determination that these contingencies are remote is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue income on its notes in excess of stated interest and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If we pay additional amounts on the notes, U.S. Holders will be required to recognize such amounts as income.
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
     The market discount and bond premium rules are complicated, and U.S. Holders are urged to consult their own tax advisors regarding the tax consequences of including the availability of certain elections.
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
     Any such gain or loss generally will be capital gain or loss (except as described under “—Market Discount and Bond Premium” above) and generally will be long-term capital gain or loss if the note has been held or deemed held for more than one year at the time of the disposition. Net capital gains of noncorporate U.S. Holders, including individuals, may be taxed at lower rates than items of ordinary income. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. Any gain or loss recognized by a U.S. Holder on the sale or other disposition of a note generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States. Any loss attributable to accrued but unpaid interest will be allocated against income of the same category and source as the interest on the notes unless certain exceptions apply. A U.S. Holder’s adjusted tax basis in a note will generally equal the U.S. Holder’s cost therefor, increased by the amount of market discount, if any, previously included in income in respect of the note and decreased (but not below zero) by the amount of principal payments received by such holder in respect of the note and the amount of amortized bond premium, if any, previously taken into account with respect to the note.
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
Certain Canadian Material Federal Income Tax Considerations for Residents of the United States
     The following summary fairly describes the main Canadian federal income tax consequences applicable to you if you exchanged old notes for new notes pursuant to the exchange offer or if you invested, as initial purchaser or through a subsequent investment in the notes, in the notes and, for purposes of the Income Tax Act (Canada), which we refer to as the Act, you hold such new notes as capital property. Generally, a note will be considered to be capital property to a holder provided the holder does not hold the note in the course of carrying on a business and has not acquired the note in one or more transactions considered to be an adventure or concerns in the nature of trade. This summary is based on the Canada-United States Income Tax Convention (1980), as amended, or the Convention, the relevant provisions of the Act and the Regulations thereunder, or the Regulations, as in force on the date hereof, and counsel’s understanding of the administrative practices of the Canada Revenue Agency. It assumes that the specific proposals to amend the Act and the Regulations publicly announced by the Minister of Finance of Canada prior to the date of this annual report are enacted in their present form, but the Act or the Regulations may not be amended as proposed or at all. This summary does not address provincial, territorial or foreign income tax considerations. Changes in the law or administrative practices or future court decisions may affect your tax treatment.
     The following commentary is generally applicable to a holder who, at all times for purposes of the Act, deals at arm’s length with us and is neither an insurer who carries on an insurance business in Canada nor an authorized foreign bank and who, at all times for the purposes of the Convention and the Act, is a resident of the United States, is not and is not deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold the notes in the course of carrying on a business in Canada, who we refer to as a U.S.-Holder.
     Interest payments
     A U.S.-Holder will not be subject to tax (including withholding tax) under the Act on interest, principal or premium on the notes.
     Dispositions
     Gains realized on the disposition or deemed disposition of new note by a U.S.-Holder will not be subject to tax under the Act.

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
F-	Dividends and Paying Agents

Not applicable.

G-	Statement by Experts

Not applicable.

H-	Documents on Display
     We file periodic reports and other information with the SEC. These reports include certain financial and statistical information about us and may be accompanied by exhibits. You may read and copy this information at the public reference room of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549, or obtain copies of this information by mail from the public reference room at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the SEC’s Public Reference Room. The SEC also maintains an Internet website that contains reports and other information about issuers like us who file electronically with the SEC. The URL of that website is http://www.sec.gov. Any documents concerning Sun Media that are referred to in this annual report may also be inspected at the offices of our indirect parent company, Quebecor Media, 612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8, Canada. You may also call Quebecor Media’s Investor Relations at (514) 380-1999.
I-	Subsidiary Information
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
     As at December 31, 2007, and after taking into account related financial instruments, $115.2 million of the Company’s long-term debt until February 15, 2008 and $351.2 million thereafter is tied to variable interest rates. The Company could modify, at any time, its exposure to variable interest rates through the use of financial instruments.
Foreign Currency Exchange Risk
     Virtually all of the Company’s revenues and operating expenses are denominated in Canadian dollars and, as a result, it has minimal exposure to foreign currency exchange risk with respect to revenues and operating expenses. However, the Company’s Senior Notes are denominated in U.S. dollars and interest and principal repayments thereon must be paid in U.S. dollars. The Company has entered into cross-currency swap agreements for 100% of its U.S. dollar-denominated debt obligations. As a result, fluctuations of the Canadian dollar against the U.S. dollar will not generate foreign exchange economic gains or losses on the Company’s debt. The Company may sometimes be required to incur some of its expenses or purchases in U.S. dollars, which would result in a risk exposure to the fluctuations of the Canadian dollar against the U.S. dollar. From time to time, the Company may use derivatives instruments to mitigate those risks.
     Certain of the commodities we consume in our daily operations are traded on commodities exchanges or are negotiated on their respective markets in U.S. dollars. Therefore, although we pay our suppliers in Canadian dollars, the prices we pay for such commodities may be affected by currency exchange rate fluctuations. We may in the future enter into transactions to hedge the exchange rate risk related to the prices of some of those commodities. However, fluctuations of the exchange rate for the portion of our commodities purchases that are not hedged could affect the prices we pay for such commodities and could have an adverse effect on our results of operations.
Commodity Price Risk
     We are exposed to commodity price risk relating to the price of newsprint, which is the basic raw material used to publish newspapers. The market price of newsprint has historically been and may continue to be subject to significant price volatility. During 2007, our total newsprint consumption was approximately 160,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented 13.6% ($97.5 million) of our cost of sales, selling and administrative expenses for the year ended December 31, 2007. We currently anticipate that the market price of newsprint will increase in 2008, based on recent announcements from our supplier citing higher manufacturing costs. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our financial condition and results of operations.
     In order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer. We currently obtain newsprint from this supplier at a discount to market prices, and receive additional volume rebates for purchases above certain thresholds. There can be no assurance that this supplier will continue to supply newsprint to us on favourable terms or at all. If we are unable to continue to source newsprint from this supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could have a significant negative impact on our results.
Credit Risk
     Concentration of credit risk with respect to our trade receivables is limited due to the Company’s large customer base. Therefore, as at December 31, 2007, Sun Media had no significant concentration of credit risk.
     We are exposed to credit risk in the event of non-performance by the counterparties to our derivative agreements. We do not obtain collateral or other security to support derivative financial instruments subject to credit risk, but we mitigate this risk by dealing only with major Canadian and U.S. financial institutions and, accordingly, do not currently anticipate loss for non-performance.
Fair Value of Financial Instruments
     The table below provides information on the derivative financial instruments and other financial instruments that are sensitive to changes in interest rates and foreign currencies as of the date shown.

	December 31, 2006		December 31, 2007
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(in millions)
Financial Instrument:
Long-term debt(1)	$(486.7)	$(492.9)	$(238.0)	$(234.1)
Cross-currency interest rate swaps and foreign exchange forward contracts	$(159.5)	$(176.1)	$(133.1)	$(133.1)

(1)	The carrying value of long-term debt excludes adjustments to record changes in fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
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
Use of Proceeds
     Not applicable.
Item 15. CONTROLS AND PROCEDURES
     As at the end of the period covered by this report, Sun Media’s President and Chief Executive Officer and Sun Media’s Executive Vice President, Finance and Chief Financial Officer, together with members of Sun Media’s senior management, have carried out an evaluation of the effectiveness of our disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) as controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, Sun Media’s President and Chief Executive Officer and our Executive Vice President, Finance and Chief Financial Officer, concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the company files or submits under the Exchange Act is accumulated and communicated to management, including the company’s principal executive and principal financial officer, to allow timely decisions regarding disclosure.
     Sun Media’s management is responsible for establishing and maintaining adequate internal control over financial reporting of the company (as defined by Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Sun Media’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Sun Media’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Sun Media’s internal control over financial reporting was effective as of December 31, 2007.
     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related temporary SEC rules, this annual report does not include an attestation report of Sun Media’s registered public accounting firm regarding our internal control over financial reporting. Sun Media’s management’s report regarding the effectiveness of the Company’s internal control over financial reporting was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.
     There have been no changes in Sun Media’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, Sun Media’s internal control over financial reporting.
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
Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     KPMG LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2007, for which audited financial statements appear in this annual report on Form 20-F.
     The Audit Committee establishes the independent auditor’s compensation. In 2003, the Audit Committee also established policies and procedures to pre-approve all audit and non-audit services performed by the independent auditor, determining which non-audit services the independent auditor is prohibited from providing, and, exceptionally, authorizing permitted non-audit services to be performed by the independent auditor, but only to the extent those services are permitted by the Sarbanes-Oxley Act of 2002 and Canadian law. For each of the years ended December 31, 2006 and 2007, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services under the Sarbanes-Oxley Act of 2002. For the years ended December 31, 2006 and 2007, the aggregate fees billed by KPMG LLP and its affiliates are as follows:

	2006	2007
	(in thousands)
Audit fees (1)	$592	$560
Audit-related fees (2)	14	15
All other fees (3)	18	396

	$624	971

(1)	Audit fees consist of fees billed for the annual audit of the Company’s consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the review of documents filed with the SEC.

(2)	Audit-related fees consist of fees billed for assurance and related services, and include consultations concerning financial accounting and reporting standards; due diligence related to acquisitions; employee benefit plan audits and comfort letters and other work related to offering documents and prospectuses.

(3)	All other fees include testing relating to the Company’s disclosure and internal controls.
Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not Applicable.
Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not Applicable.
PART III
Item 17. FINANCIAL STATEMENTS
     The audited consolidated balance sheets of the Company, as at December 31, 2006 and 2007 and the consolidated statements of income, comprehensive income, shareholder’s equity and cash flows of the Company for the years ended December 31, 2005, 2006 and 2007, including the notes thereto and together with the auditor’s report thereon, are included beginning on page F-1 of this annual report.
Item 18. FINANCIAL STATEMENTS
     Not applicable.
Item 19. EXHIBITS
     The following documents are filed as exhibits to this Form 20-F:

Exhibit
Number	Description

1.1	Certificate and Articles of Continuance of Sun Media Corporation, dated February 12, 1999 (Incorporated by reference to Exhibit 1.1 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 1998).

1.2	Certificate and Articles of Amalgamation of Sun Media Corporation, dated February 28, 1999 (Incorporated by reference to Exhibit 1.2 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 1998).

1.3	Certificate and Articles of Continuance of Sun Media Corporation, dated July 3, 2001 (Incorporated by reference to the Exhibit 1.3 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2001).

Exhibit
Number	Description

1.4	Articles of Sun Media Corporation, as of May 17, 2004 (Incorporated by reference to Exhibit 1.4 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005).

1.5	Alterations of the Articles of Sun Media Corporation, as of September 25, 2006 (Incorporated by reference to Exhibit 1.5 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2006).

1.6	By-laws of Sun Media Corporation (Incorporated by reference to the Exhibit 1.5 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2001).

1.7	Amendment to by-laws of Sun Media Corporation dated January 16, 2003 (Incorporated by reference to Exhibit 1.5 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

1.8	Amendment to by-laws of Sun Media Corporation dated February 6, 2003 (Incorporated by reference to Exhibit 1.6 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

2.1	Form of 7 5/8% Senior Note due 2013 of Sun Media Corporation (included in Exhibit A to Exhibit 2.2 below).

2.2	Indenture, dated as of February 7, 2003, among Sun Media Corporation, the subsidiary guarantors signatory thereto, and National City Bank, as trustee (Incorporated by reference to Exhibit 2.2 of Sun Media Corporation’s Registration Statement on Form F-4, filed on March 24, 2003, Registration Statement No. 333-103998).

2.3	Subordination Agreement dated as of February 7, 2003 among Sun Media Corporation, Quebecor Media Inc. and National City Bank (Incorporated by reference to Exhibit 2.3 of Sun Media Corporation’s Registration Statement on Form F-4, filed on March 24, 2003, Registration Statement No. 333-103998).

2.4	First Supplemental Indenture dated as of July 30, 2004 by and among Sun Media Corporation, the subsidiary guarantors signatory thereto and U.S. Bank Corporate Trust Services (formerly National City Bank) (Incorporated by reference to Exhibit 2.4 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.1	Employment Agreement, dated as of January 13, 1998, for J. Craig Martin (Incorporated by reference to Exhibit 4.2 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 1997).

4.2	Credit Agreement dated as of February 7, 2003 by and among Sun Media Corporation, Bank of America, N.A., Banc of America Securities LLC and Credit Suisse First Boston Corporation, as arrangers, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto (the “Credit Agreement”) (Incorporated by reference to Exhibit 4.3 of Sun Media Corporation’s Registration Statement on Form F-4, filed on March 24, 2003, Registration Statement No. 333-103998).

4.3	First Amending Agreement to the Credit Agreement, dated as of December 2, 2003, by and among Sun Media Corporation, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto (Incorporated by reference to Exhibit 4.4 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2003).

4.4	Second Amending Agreement to the Credit Agreement, dated as of October 12, 2004, by and among Sun Media Corporation, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto (Incorporated by reference to Exhibit 4.5 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.5	Third Amending Agreement to the Credit Agreement, dated as of January 17, 2006, by and among Sun Media Corporation, Bank of America, N.A., as administrative agent, and certain other financial institutions party thereto (Incorporated by reference to Exhibit 4.6 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005).

Exhibit
Number	Description

4.6	Subordination Agreement for Existing Back-to-Back Securities dated as of February 7, 2003 between Sun Media Corporation and Quebecor Media Inc. (Incorporated by reference to Exhibit 4.6 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.7	Guarantee, dated as of February 7, 2003, by and among Bowes Publishers Limited, Sun Media (Toronto) Corporation, SMC Nomineeco Inc., 3661458 Canada Inc., Toronto Sun International, Inc., TS Printing Inc., Florida Sun Publications, Inc. and 3351611 Canada Inc., in favor of Bank of America, N.A (Incorporated by reference to Exhibit 4.7 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.8	Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. (relating to shares of Bowes Publishers Limited and Sun Media (Toronto) Corporation) (Incorporated by reference to Exhibit 4.8 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.9	Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. (relating to shares of Toronto Sun International, Inc.) (Incorporated by reference to Exhibit 4.9 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.10	Deed of Movable Hypothec with Delivery dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. (Incorporated by reference to Exhibit 4.10 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.11	Deed of Movable Hypothec with Delivery dated as of February 7, 2003 by Sun Media (Toronto) Corporation in favor of Bank of America, N.A (Incorporated by reference to Exhibit 4.11 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.12	Deed of Movable and Immovable Hypothec dated as of February 4, 2003 between Sun Media Corporation and Bank of America, N.A (Incorporated by reference to Exhibit 4.12 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.13	Deed of Movable Hypothec dated as of February 4, 2003 between 3351611 Canada Inc. and Bank of America, N.A (Incorporated by reference to Exhibit 4.13 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.14	General Security Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A (Incorporated by reference to Exhibit 4.14 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.15	Form of General Security Agreement (by guarantors) dated as of February 7, 2003 in favor of Bank of America, N.A (Incorporated by reference to Exhibit 4.15 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.16	Debenture Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A (Incorporated by reference to Exhibit 4.16 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.17	Debenture Pledge Agreement dated as of February 7, 2003 by 3351611 Canada Inc. in favor of Bank of America, N.A (Incorporated by reference to Exhibit 4.17 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.18	Demand Debenture dated as of February 7, 2003 by Sun Media Corporation (Incorporated by reference to Exhibit 4.18 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

Exhibit
Number	Description

4.19	Demand Debenture dated as of February 7, 2003 by 3351611 Canada Inc (Incorporated by reference to Exhibit 4.19 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.20	Form of Demand Debenture dated as of February 4, 2003 between Sun Media Corporation or Bowes Publishers Limited and Bank of America, N.A (Incorporated by reference to Exhibit 4.20 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.21	12.25% Convertible Obligation (“CANCAP”) due November 28, 2008 between Sun Media (Toronto) Corporation and Sun Media Corporation, dated November 28, 2002 (Incorporated by reference to Exhibit 10.10 of Sun Media Corporation’s Registration Statement on Form F-4, filed on March 24, 2003, Registration Statement No. 333-103998).

4.22	10.50% Convertible Obligation (“CANCAP”) due January 14, 2020 between Sun Media Corporation and Quebecor Media Inc., dated January 14, 2005 (Incorporated by reference to Exhibit 4.26 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.23	10.50% Convertible Obligation (“CANCAP”) due July 6, 2020 between Sun Media Corporation and SUN TV Company, dated June 12, 2005 (Incorporated by reference to Exhibit 4.27 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005).

4.24	10.50% Convertible Obligation (“CANCAP”) due June 12, 2021 between Sun Media Corporation and Quebecor Media Inc., dated June 12, 2006 (Incorporated by reference to Exhibit 4.29 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2006).

4.25	10.50% Convertible Obligation (“CANCAP”) due December 20, 2022 between Sun Media Corporation and Quebecor Media Inc., dated July 27, 2007.

4.26	Fourth Amending Agreement, dated as of April 27, 2006, amending the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media Corporation, Banc of America Securities LLC, Credit Suisse First Boston Canada and the lenders party thereto, and Bank of America, N.A., as administrative agent (Incorporated by reference to Exhibit 10.8 of Quebecor Media’s Registration Statement on Form F-4, filed on November 20, 2007, Registration Statement No. 333-147551).

4.27	Fifth Amending Agreement, dated as of October 31, 2007, amending the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media Corporation, Banc of America Securities LLC, Credit Suisse First Boston Canada and the lenders party thereto, and Bank of America, N.A., as administrative agent (Incorporated by reference to Exhibit 10.9 of Quebecor Media’s Registration Statement on Form F-4, filed on November 20, 2007, Registration Statement No. 333-147551).

4.28	Subordinated Loan Agreement, dated as of October 31, 2007, by and between Sun Media Corporation, as borrower, and Quebecor Media Inc., as lender.

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Sun Media Corporation.

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2001).

12.1	Certification of Michael G. Sifton, President and Chief Executive Officer of Sun Media Corporation, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit
Number	Description

12.2	Certification of John S. Leader, Executive Vice President, Finance and Chief Financial Officer of Sun Media Corporation, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Michael G. Sifton, President and Chief Executive Officer of Sun Media Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of John S. Leader, Executive Vice President, Finance and Chief Financial Officer of Sun Media Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUN MEDIA CORPORATION
By:	/s/ John S. Leader
	Name:	John S. Leader
	Title:	Executive Vice President, Finance and Chief Financial Officer

Dated: March 20, 2008

Report of Independent Registered Public Accounting Firm
to the Board of Directors and to the shareholders of Sun Media Corporation
We have audited the accompanying consolidated balance sheets of Sun Media Corporation and its subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2007, 2006 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Sun Media Corporation and its subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles. Also, as discussed in note 1 b) to the consolidated financial statements, effective January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants’ new accounting standards on (i) Comprehensive income; (ii) Financial instruments and (iii) Hedges.
Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 19 to the consolidated financial statements.
/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 14, 2008

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars)

	2005	2006	2007
REVENUES	$915,627	$928,176	$927,075

Cost of sales, selling and administrative expenses	693,452	719,042	716,159
Amortization	30,324	36,549	28,642
Restructuring charges (note 3)	—	17,033	9,882
Financial expenses (note 4)	42,342	46,338	41,969
Equity loss on investment in SUN TV Company (note 2(c))	2,747	3,252	2,410
Impairment of equity investment in SUN TV Company (note 2(c))	—	7,819	—

INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	146,762	98,143	128,013

Income taxes (note 5)	3,347	(10,127)	9,521

	143,415	108,270	118,492

Non-controlling interest (note 1(a))	1,488	1,498	1,095

NET INCOME	$141,927	$106,772	$117,397

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND SHAREHOLDER’S EQUITY
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars)

	2005	2006	2007
COMPREHENSIVE INCOME:
Net income	$141,927	$106,772	$117,397

Other comprehensive loss, including income taxes (note 12);
Unrealized loss on derivative financial instruments, including income tax of $640 for the year ended December 31, 2007	—	—	(1,405)

Comprehensive income	$141,927	$106,772	$115,992

			Accumulated
			Other	Total
	Capital	Retained	Comprehensive	Shareholder’s
	Stock (note 11)	Earnings	Loss (note 12)	Equity
SHAREHOLDER’S EQUITY:

Balance as of December 31, 2004	$301,801	$55,348	$—	$357,149

Net income	—	141,927	—	141,927
Dividends	—	(169,653)	—	(169,653)

Balance as of December 31, 2005	$301,801	$27,622	$—	$329,423

Net income	—	106,772	—	106,772
Dividends	—	(95,500)	—	(95,500)
Reduction in paid-up capital	(40,000)	—	—	(40,000)

Balance as of December 31, 2006	$261,801	$38,894	$—	$300,695

Cumulative effect of changes in accounting policies (note 1(b)(iii))	—	2,783	(116)	2,667
Net income	—	117,397	—	117,397
Dividends	—	(82,000)	—	(82,000)
Purchase of tax deductions and other assets from a company under common control (note 14)	10,627	—	—	10,627
Other comprehensive loss, including income taxes	—	—	(1,405)	(1,405)

Balance as of December 31, 2007	$272,428	$77,074	$(1,521)	$347,981

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars)

	2005	2006	2007
CASH FLOW RELATED TO OPERATIONS
Net income	$141,927	$106,772	$117,397
Items not involving cash:
Amortization of property, plant and equipment	27,614	34,001	27,368
Amortization of other assets	2,710	2,548	1,274
Net loss (gain) on derivative instruments and on foreign currency translation of financial instruments (note 4)	4,100	1,702	(4,427)
Future income taxes	2,281	(11,182)	8,363
Non-controlling interest	1,488	1,498	1,095
Equity loss on investment in SUN TV Company (note 2(c))	2,747	3,252	2,410
Impairment of equity investment in SUN TV Company (note 2(c))	—	7,819	—
Other	1,718	1,810	3,447

	184,585	148,220	156,927
Changes in non-cash operating working capital, net of effects from acquisitions	(3,202)	(3,470)	10,481

Cash provided by operating activities	181,383	144,750	167,408

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Business acquisitions (note 2)	(2,062)	(1,475)	(12,353)
Additions to property, plant and equipment	(15,675)	(15,801)	(23,101)
Investment in preferred shares of Quebecor Media Inc. (note 6(a))	(255,000)	(120,000)	(240,000)
Redemption of preferred shares of Quebecor Media Inc. (note 6(a))	150,000	810,000	235,000
Investment in preferred shares of SUN TV Company (note 6(b))	(37,300)	—	—
Redemption of preferred shares of SUN TV Company (note 6(b))	—	2,925	24,625
Equity investment in SUN TV Company (note 2(c))	—	(6,035)	(2,400)
Acquisition of non-capital tax losses (note 14)	—	(16,142)	—
Other	460	(6)	171

Cash provided by (used in) investing activities	(159,577)	653,466	(18,058)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Issuance of long-term debt, net of financing fees (note 9)	—	39,604	90
Repayment of long-term debt and unwinding of hedging contacts (note 9)	(3,490)	(26,553)	(280,825)
Issuance of subordinate debt to Quebecor Media Inc. (note 14)	—	—	237,500
Issuance of convertible obligations to Quebecor Media Inc. (note 6(a))	255,000	120,000	240,000
Redemption of convertible obligations to Quebecor Media Inc. (note 6(a))	(150,000)	(810,000)	(235,000)
Issuance of convertible obligations to SUN TV Company (note 6(b))	37,300	—	—
Redemption of convertible obligations to SUN TV Company (note 6(b))	—	(2,925)	(24,625)
Dividends	(169,653)	(95,500)	(82,000)
Reduction in paid-up capital (note 11(b))	—	(40,000)	—
Other	(1,737)	(1,797)	(1,094)

Cash used in financing activities	(32,580)	(817,171)	(145,954)

Increase (decrease) in cash and cash equivalents	(10,774)	(18,955)	3,396
Cash and cash equivalents – beginning of year	33,594	22,820	3,865

Cash and cash equivalents – end of year	$22,820	$3,865	$7,261

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars)

	2005	2006	2007
CHANGES IN NON-CASH OPERATING WORKING CAPITAL
Accounts receivable	$(14,832)	$(1,701)	$919
Inventories	410	2,697	2,048
Accounts payable and accrued liabilities	17,915	(12,398)	8,145
Dividend income receivable from related companies (note 6)	(3,920)	41,107	28,263
Accrued restructuring charges (note 3)	—	12,778	(6,942)
Interest payable to related companies (note 6)	3,756	(39,969)	(27,411)
Other	(6,531)	(5,984)	5,459

	$(3,202)	$(3,470)	$10,481

NON-CASH FINANCING AND INVESTING ACTIVITIES
Acquisition of tax deductions and other assets from a company under common control (note 14)	$—	$—	$10,627

Exchange of publications (note 2(b))	$1,111	$—	$—

ADDITIONAL INFORMATION
Cash interest payments	$41,053	$46,905	$49,149

Cash tax payments (net of refunds)	$1,299	$2,338	$1,331

See accompanying notes to consolidated financial statements

SUN MEDIA CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 31, 2006 and 2007
(In thousands of Canadian dollars, except for share information)

	2006	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,865	$7,261
Accounts receivable	140,109	139,190
Income taxes	—	1,445
Dividend income receivable from related companies (note 6)	29,964	1,701
Inventories	8,592	6,544
Prepaid expenses	4,881	3,973
Future income taxes (note 5)	26,869	23,527

	214,280	183,641

Investment in preferred shares of related companies (note 6)	589,375	569,750
Equity investment in SUN TV Company (note 2(c))	3,745	3,735
Property, plant and equipment (note 7)	155,680	150,100
Future income taxes (note 5)	34,047	36,224
Other assets (note 8)	32,303	17,291
Goodwill (note 2)	756,115	769,159

	$1,785,545	$1,729,900

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$148,922	$150,125
Income taxes	3,763	—
Interest payable to related companies (note 6)	29,057	1,646
Deferred revenue	19,340	19,094
Current portion of long-term debt (note 9)	3,080	400

	204,162	171,265

Long-term debt (note 9)	483,637	224,745
Subordinated loan to related company (note 14)	—	237,500
Other liabilities (note 10)	23,517	24,985
Derivative financial instruments (note 13)	159,458	133,090
Future income taxes (note 5)	22,981	19,724
Non-controlling interest	1,720	860
Convertible obligations to related companies (note 6)	589,375	569,750

	1,484,850	1,381,919

SHAREHOLDER’S EQUITY
Capital stock (note 11)	261,801	272,428
Retained earnings	38,894	77,074
Accumulated other comprehensive loss (note 12)	—	(1,521)

	300,695	347,981

	$1,785,545	$1,729,900

Commitments and contingencies (note 16)
Guarantees (note 17)
See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
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
(a) Basis of presentation
The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its 75.01% owned subsidiary, Le Courrier du Sud Inc. Intercompany transactions and balances are eliminated on consolidation. Certain comparative figures for the years 2005 and 2006 have been reclassified to conform with the presentation adopted for the year ended December 31, 2007.
(b) Change in accounting policy:
Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income (“CICA 1530”), Handbook Section 3855, Financial Instruments – Recognition and Measurement (“CICA 3855”) and Handbook Section 3865, Hedges (“CICA 3865”). The significant changes related to these new accounting standards are as follows:
(i) Comprehensive income:
CICA 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholder’s equity during a period arising from transactions and other events with non-owner sources, such as unrealized gains and losses on financial assets classified as available-for sale and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the consolidated financial statements now include consolidated statements of comprehensive income.
(ii) Financial instruments:
CICA 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments.
Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in financial expenses. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income. Financial assets classified as held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
The Company has classified its cash and cash equivalents and temporary investments as held-for-trading. Trade receivables, receivables from related parties, loans and other long-term receivables were classified as loans and receivables. Investments in preferred shares of related companies were classified as available-for-sale. All of the Company’s financial liabilities, including convertible obligations to related companies, were classified as other liabilities.
Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in fair values of the derivatives are recognized in financial expenses, with the exception of derivatives designated as a cash flow hedge for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting this standard related to embedded derivatives.
(iii) Hedges:
CICA 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.
Accordingly, for derivatives designated as fair value hedges, such as certain cross currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in financial expenses are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to financial expenses over the remaining term of the original hedging relationship.
For derivative instruments designated as cash flow hedges, such as certain cross currency interest rate swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statements of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.
Upon adoption of these new standards, the transition rules require that the Company adjust either the opening retained earnings or accumulated other comprehensive loss as if the new standards had always been applied in the past, without restating comparative figures of prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:
•	Decrease in other assets of $17,032

•	Increase in derivative financial instruments of $14,933

•	Decrease in long-term debt of $23,095

•	Decrease in future income tax liabilities of $11,537

•	Increase in retained earnings of $2,783

•	Increase in accumulated other comprehensive loss of $116

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
(c) Use of estimates
The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of pension and post-retirements benefits costs, key economic assumptions used in determining the allowance for doubtful accounts, the provision for obsolescence, the allowance for sales returns, legal contingencies, reserves for the restructuring of operations, the useful life of assets for amortization and evaluation of expected future cash flows to be generated by those assets, the determination of implied fair value of goodwill and fair value of assets and liabilities for business purchase price allocations purposes and goodwill impairment tests purposes, provisions for income taxes and determination of future income tax assets and liabilities, and the determination of fair value of financial instruments and derivatives instruments. Actual results could differ from these estimates.
(d) Impairment of long-lived assets
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
(e) Revenue recognition
The Company recognizes its operating revenues when the following criteria are met:
•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred or services have been rendered;

•	The seller’s price to the buyer is fixed or determinable, and

•	Collection is reasonably assured.
In particular, circulation and advertising revenue from publishing activities is recognized when the publication is delivered. Prepaid subscription revenue is recorded under deferred revenue and taken into income pro-rata over the term of the subscription. Revenue from the distribution of publications and products is recognized upon delivery, net of provisions for estimated returns. Revenue from commercial printing contracts is recognized once the service is rendered.
(f) Barter transactions
In the normal course of operations, the Company provides advertising in exchange for goods or advertising services. Revenue thus earned and expenses incurred with third parties are measured on the basis of the fair value of the services provided by the Company. Revenues and expenses from barter transactions with related parties are measured at their exchange values. For the year ended December 31, 2007, the Company recorded $11,957 of barter advertising (2005 – $10,835; 2006 – $10,379), including $2,954 with related parties (2005 – $2,852; 2006 – $2,197).

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
(g) Cash and cash equivalents
Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value.
(h) Accounts receivable
The Company evaluates its allowance for uncollectible trade accounts receivable based on customers’ credit history and payment trends.
(i) Inventories
Inventories, consisting primarily of newsprint and ink, are valued at the lower of cost, determined on a first-in, first-out basis, and replacement cost.
(j) Property, plant and equipment
Property, plant and equipment are stated at cost, net of government grants and investment tax credits. Cost represents acquisition or construction costs, including preparation, installation and testing costs and interest incurred with respect to the property, plant and equipment until they are ready for commercial production. Projects under development may also be comprised of advances for equipment under construction. Expenditures for additions, improvements and replacements are capitalized, whereas maintenance and repair expenditures are expensed as incurred.
Amortization is principally calculated on the straight-line basis over the following estimated useful lives:

Buildings	25-40 years
Machinery and equipment	3-20 years
Leasehold improvements are amortized over the lower of the term of the lease and economic life.
(k) Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is established, if necessary, to reduce any future income tax asset to an amount that is more likely than not to be realized.
In the course of the Company’s operations, there are a number of uncertain tax positions due to the complexity of certain transactions and to the fact that related tax interpretations and legislation are continually changing. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when the likelihood is high that the tax benefit will be realized in the future or that the income tax liability will be extinguished.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
(l) Goodwill, intangible assets and deferred financing fees
Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not required. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.
Intangible assets consist of customer relationships and non-competition agreements. Intangible assets with finite useful lives are amortized over their estimated useful lives using the straight-line method over a period of five to ten years.
Prior to 2007, financing fees that related to long-term financing were capitalized as other assets while, effective January 1, 2007, they are capitalized as a reduction of long-term debt as described in note 1(b)(ii). Financing fees are amortized using the effective interest rate method.
During the second quarter 2007, the Company changed its annual date for the impairment test for goodwill from October 1 to April 1.
(m) Long-term investments
Investments in joint ventures are accounted for using the proportionate consolidation method. Joint ventures represent a negligible portion of the Company’s operations. Investments in companies subject to significant influence are accounted for by the equity method. As described in note 1(b)(ii), all portfolio investments are classified as available-for–sale. Accordingly, these investments are measured at fair value or at cost, in the case that they do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income. Prior to 2007, all portfolio investments were accounted for at cost. Carrying values of investments accounted for by the equity method or at cost are reduced to estimated fair values if there is other than a temporary decline in the value of the investment.
(n) Stock-based compensation
The compensation expense attributable to stock-based awards made by Sun Media’s parent company Quebecor Media Inc. (“Quebecor Media”) to employees of the Company that call for settlement in cash or other assets, at the option of the employee, is recognized in operating expenses over the vesting period. Changes in the intrinsic value of the stock option awards between the grant date and the measurement date result in a change in the measurement of the liability and compensation cost.
(o) Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities, revenue and expenses are translated at the exchange rate in effect at the transaction date. Exchange gains and losses are recognized in income.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
(p) Derivative financial instruments
The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading purposes. Under hedge accounting, the Company documents all hedging relationships between derivatives and hedged items, its strategy for using hedges and its risk-management objective and also designates its derivative instruments either as fair value hedges or cash flow hedges. The Company assesses the effectiveness of derivatives when the hedge is put in place and on an ongoing basis.
The Company enters into the following types of derivative instruments:
•	The Company uses foreign exchange forward contracts to hedge the foreign currency rate exposure on principal payments on certain foreign currency denominated long-term debt. These foreign exchange forward contracts are designated as cash flow hedges.

•	The Company uses cross-currency interest rate swaps to hedge (i) the foreign currency rate exposure on interest and principal payments on certain foreign currency denominated debt and/or (ii) the fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set in fixed Canadian dollars all future interest and principal payments on U.S. denominated debt are designated as cash flow hedges. The Company’s cross-currency interest rate swaps that set in Canadian dollars all future interest and principal payments on U.S. denominated debt in addition to converting the interest rate from a fixed rate to a floating rate or to converting a floating rate index to another floating rate index, are designated as fair value hedges.
Prior to 2007, under hedge accounting, the Company recorded its hedge relationships as follows:
•	For long-term debt in foreign currency hedged by foreign exchange forward contracts and cross-currency interest rate swaps, foreign exchange translation gains and losses on long-term debt were deferred and recorded as derivative instruments under other assets or other liabilities. The fees on forward foreign exchange contracts and on cross-currency swaps were recognized as an adjustment to interest expense over the term of the agreement.

•	For long-term debt hedged by interest rate swaps, interest expense on the debt was adjusted to include payments made or received under interest rate swaps.

•	In addition, realized and unrealized gains or losses associated with derivative instruments that were terminated or ceased to be effective prior to maturity for purposes of hedge accounting, were deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction was recognized. In the event a designated hedged item was sold, extinguished or matured prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument was recognized in income.
Effective January 1, 2007, under hedge accounting, the Company follows the accounting policies described in note 1(b)(iii).
Interest expense on hedged long-term debt is reported at interest and currency rates after reflecting the effects of the associated swaps.
Derivative instruments that are ineffective or that are not designated as hedges are reported on a market-to-market basis in the consolidated financial statements. Any change in the fair value of these derivative instruments is recorded in income as financial expenses.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
(q) Pension plans and post-retirement benefits
(i) Pension plans:
The Company offers defined benefit pension plans and defined contribution pension plans to various employee groups.  Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors.  Pension plan expense is charged to wages and employee benefits and includes:
•	Cost of pension plan benefits provided in exchange for employee services rendered during the year;

•	Amortization of prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans; and

•	Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses in excess of 10.00% of the greater of the benefit obligation or the fair value of plan assets at the beginning of the year over the expected average remaining service period of the active employee group covered by the plans, ranging from 11 to 20 years.
When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.
Actuarial gains and losses arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligations.
The Company uses the fair value at end of the year to evaluate plan assets for the purpose of calculating the expected return on plan assets.
The measurement date for calculating the fair value of plan assets, for the purpose of calculating the expected return on plan assets, and accrued benefit obligations is December 31.
For defined contribution plans, the pension plan expense is the Company’s contribution to the plan.
(ii) Post-retirement benefits:
The Company offers health, life and dental insurance plans to some of its retired employees.  The Company accrues the cost of post-retirement benefits, other than pensions.  These benefits are funded by the Company as they become due.  The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10.00% of the projected benefit obligation at the beginning of the year over the expected average remaining service period of the active employee group covered by the plans, ranging from 11 to 25 years.
(r) Future changes in accounting standards
In December 2006, the CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The new standard will be applied in the first quarter of 2008 for the Company.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
In December 2006, the CICA issued two new accounting standards, Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, which require additional disclosures relating to financial instruments. The new sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, and will be applied in the first quarter of 2008.
In March 2007, the CICA issued a new accounting standard, Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories, and related disclosures. This new standard applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company does not expect this standard to have a material effect on its consolidated financial statements.
In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.
2. BUSINESS ACQUISITIONS
(a) Acquisition of publications
During the years ended December 31, 2007, 2006 and 2005, the Company acquired several community publications and has accounted for these acquisitions using the purchase method. The purchase price allocations related to 2007 acquisitions are preliminary and will be finalized when the Company’s management has gathered all the significant information believed to be available and considered necessary. The results of operations of these businesses have been included in the Company’s consolidated financial statements from the dates of their respective acquisitions.
In 2005, the Company acquired five community publications for total cash consideration of $1,791. The acquisitions resulted in goodwill recognition of $1,955.
In 2006, the Company acquired three community publications for total cash consideration of $1,475. The acquisitions resulted in intangible assets, consisting of customer relationships, goodwill and non-competition agreements of $490, $453 and $350, respectively.
In 2007, the Company increased its interest in Le Courrier du Sud Inc. by 25.00% to 75.01% for cash consideration of $7,867. Also in 2007, the Company acquired the 50.00% non-controlling interest in the Vancouver 24 Hours for net cash consideration of $4,486. Prior to the acquisition, the Company had advanced funds of $1,795 to the benefits of the 50.00% non-controlling interest of Vancouver 24 Hours. These acquisitions resulted in a total preliminary goodwill of $13,044.
(b) Exchange of publications
In 2005, the Company sold the operating assets of Beauport Express, a free weekly community newspaper located in Beauport, Quebec. In exchange, the Company acquired the operating assets of Journal la Vallée, a free weekly community newspaper located in St-Sauveur, Quebec, for a purchase price of $1,382, consisting of the carrying amount of the net assets of $1,111 and cash of $271. As this was a non-monetary exchange of similar productive assets, this transaction was recorded at the carrying amounts of the net assets disposed and therefore, no gains or losses were recorded. The acquisition of Journal la Vallée resulted in an intangible asset of $1,118 for customer relationships.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
(c) SUN TV
In 2006, the Company paid $885 to reflect the final purchase price adjustment on its acquisition of a 25.00% equity interest in SUN TV in 2004. Furthermore, in 2006, the Company reviewed the recoverability of its equity investment in SUN TV, and determined that the carrying value of SUN TV’s broadcasting licences and goodwill were no longer recoverable. Accordingly, the Company recorded an impairment loss of $7,819 on its equity investment in SUN TV.
During 2007, the Company made additional cash contributions to SUN TV in the amount of $2,400 (2005 - $nil; 2006 — $5,150) to maintain its 25% equity interest in SUN TV. In fiscal 2007, Sun Media’s equity loss on its investment in SUN TV was $2,410 (2005 — $2,747; 2006 — $3,252). As at December 31, 2007, the Company’s equity investment in SUN TV was $3,735 (December 31, 2006 – $3,745).
3. RESERVE FOR RESTRUCTURING OF OPERATIONS
During 2007, the Company recorded charges for the restructuring of its operations, consisting substantially of employee termination benefits, summarized as follows:

	Restructuring			Restructuring
	Accrual at	Restructuring	Payments	Accrual at
	December 31,	Charges	in	December 31,
	2006	2007	2007	2007
(a) Restructuring of printing facilities
- London Free Press	$4,435	$(4,435)	$—	$—
- Toronto Sun	4,371	6,479	(7,557)	3,293
- Ottawa Sun	1,130	246	(755)	621
- Le Journal de Montréal	910	—	—	910
(b) Restructuring of news production operations	327	2,288	(2,615)	—
(c) General workforce reduction	1,605	5,304	(5,897)	1,012

	$12,778	$9,882	$(16,824)	$5,836

In August 2005, Quebecor Media announced a plan to invest in two new printing facilities located in Toronto (Ontario) and in Saint-Janvier-de-Mirabel (Québec). As part of the plan, Sun Media is outsourcing the printing of certain of its publications in Ontario and Québec to the new facilities. These projects resulted in the elimination of the production positions at the Toronto Sun and at the Ottawa Sun, and inserters’ positions at Le Journal de Montréal. In 2007, special termination benefits of $6,725 ($5,631 in 2006) were recorded relating to the positions at the Toronto Sun and the Ottawa Sun. In addition, an accrual of $4,435 recorded in 2006 relating to the closure of the printing facility in London (Ontario) was reversed in the fourth quarter of 2007 as management now expects to continue printing the London Free Press and other publications at this location.
In June 2006, the Company announced a plan to restructure its news production operations by introducing new content management technologies, and streamlining the news gathering process. In 2007, Sun Media recorded additional severance costs of $2,288 ($2,881 in 2006) relating to the elimination of editorial positions in operations across the organization.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
Finally, in 2006, Sun Media Corporation implemented a voluntary workforce reduction program at The London Free Press and several smaller involuntary workforce reduction programs, namely at The Toronto Sun and the community operations. In 2007, the Company recorded termination benefits of $5,304 ($3,176 in 2006) relating to these workforce reduction initiatives.
The Company does not expect any material restructuring charges in 2008 related to these initiatives.
4. FINANCIAL EXPENSES

	2005	2006	2007
Interest on long-term debt (note 9)	$40,574	$47,053	$44,091
Interest on subordinated loan to related party (note 14)	—	—	2,733
Net (gain) loss on derivative financial instruments and on foreign currency translation of financial instruments (a) (b)	4,100	1,702	(4,427)
Amortization of financing costs	1,399	1,475	1,367
Loss on voluntary repayment of debt (note 9(a))	—	514	1,031
Dividend income on preferred shares of related companies (note 6)	(152,628)	(144,031)	(65,020)
Interest on convertible obligations to related companies (note 6)	148,232	139,834	62,990
Other	665	(209)	(796)

	$42,342	$46,338	$41,969

(a)	During the year ended December 31, 2007, the Company recorded a loss of $27,948 on derivative instruments for which hedge accounting is not applied and on embedded derivatives not closely related to their host contract (loss of $3,586, in 2006).

(b)	During the year ended December 31, 2007, the Company recorded a gain of $2,991 for the ineffective portion of fair value hedges.
5. INCOME TAXES
The Company’s income tax expense (recovery) is comprised of the following:

	2005	2006	2007
Current income taxes	$1,066	$1,055	$1,158
Future income taxes	2,281	(11,182)	8,363

	$3,347	$(10,127)	$9,521

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
The following table reconciles income taxes at the Company’s domestic statutory tax rate of 36.12% in 2007 (36.12% in 2006 and 36.12% in 2005) and income taxes in the consolidated statement of income:

	2005	2006	2007
Income taxes at domestic statutory tax rate	$53,010	$35,449	$46,238

Increase (reduction) resulting from:
Effect of provincial tax rates differences	(2,690)	(2,534)	(4,032)
Utilization of deferred credit (note 14)	—	—	(7,739)
Effect of non-deductible charges, non-taxable income and tax rate variations	2,510	3,485	(5,993)
Change in valuation allowance (a)	1,142	1,989	—
Change in future income tax balances due to a change in enacted tax rates	658	(681)	2,333
Dividend income from related parties	(51,156)	(47,989)	(21,755)
Other	(127)	154	469

Income taxes	$3,347	$(10,127)	$9,521

The tax effects of significant items which result in the Company’s net future tax assets (liabilities) are as follows:

	2006	2007
Future income tax assets (liabilities):
Reserve for restructuring of operations	$4,359	$719
Loss carryforwards	39,341	23,944
Accounts payable, accrued charges and deferred revenue	6,172	12,054
Pension plan liability and post-retirement benefits	5,263	4,074
Property, plant and equipment	(14,857)	(8,793)
Goodwill and intangible assets	(1,535)	(2,180)
Long-term debt and derivative financial instruments	1,338	7,898
Other	2,095	2,311

	42,176	40,027
Valuation allowance (a)	(4,241)	—

Net future income tax assets	$37,935	$40,027

The current and long-term future income tax assets and liabilities are presented in the consolidated balance sheet as follows:

	2006	2007
Future income tax assets:
Current	$26,869	$23,527
Long-term	34,047	36,224

	60,916	59,751

Future income tax liabilities:
Long-term	(22,981)	(19,724)

Net future income tax assets	$37,935	$40,027

(a)	Upon adoption of CICA 3865 on January 1, 2007, the 2006 valuation allowance of $4,241 in respect of the unrealized capital losses on hedges and SUN TV was reversed to opening retained earnings (see note 1(b)(iii)).

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
As at December 31, 2007, the Company had federal operating loss carryforwards for income tax purposes available to reduce future taxable income of $72,270 (2006 — $106,383), which expire as follows:

Operating loss
Year Ending	carryforwards
2009	$56
2010	198
2014	38
2015	840
2026	43,083
2027	28,055

$72,270

6. INVESTMENT IN AND CONVERTIBLE OBLIGATIONS ISSUED TO RELATED COMPANIES
Sun Media has invested in certain preferred shares issued by Quebecor Media and SUN TV and concurrently issued convertible obligations to Quebecor Media and SUN TV.
The convertible obligations are redeemable by the Company, in whole or in part, including accrued interest, at any time prior to maturity. The holder may, upon the occurrence of certain events, require the Company to redeem the convertible obligations at a redemption amount equal to the then outstanding principal plus any accrued and unpaid interest.
The convertible obligations are also convertible by the holder, in whole or in part, including accrued interest, at any time prior to maturity, into fully-paid and non-assessable common shares of the Company.  The number of such shares shall be determined by dividing the amount to be so converted by the fair value of one common share as determined by the Board of Directors.
The Company may elect to defer, at any time and from time to time, coupon payments on the convertible obligations by extending the coupon payment period on the obligations for a period of up to 12 consecutive semi-annual periods, provided, however, that no extension period may extend beyond the maturity date for each obligation respectively. The Company may, at any time, at its option, elect to satisfy its obligations to pay any coupon (including any deferred coupon) by issuing and delivering to the holder fully-paid and non-assessable common shares of its capital stock.  The number of such shares shall be determined by dividing the amount to be so satisfied by the fair value of one common share as determined by the Board of Directors.
(a) Quebecor Media Inc.
On January 14, 2005, Sun Media sold $150,000 of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media and used the proceeds to redeem $150,000 of its 2007 convertible obligations. In addition, the Company issued a new convertible obligation to Quebecor Media in the amount of $255,000 (“2020 Convertible Obligation Issue”). This new convertible obligation matures on January 14, 2020, bears interest at 10.50% payable semi-annually. The Company used the proceeds from the 2020 Convertible Obligation Issue to invest in an additional $255,000 of Quebecor Media Series F Cumulative First Preferred Shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its existing Series A Cumulative Preferred Shares in Quebecor Media.
As a result of the transactions completed on January 14, 2005, the Company’s investment in Quebecor Media Preferred Shares and the principal balance of its convertible obligations was $1,245,000 as at December 31, 2005.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
On June 12, 2006, Sun Media sold $255,000 of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media, and used the proceeds to redeem $255,000 of its 2007 convertible obligation issue. In addition, the Company issued a new convertible obligation to Quebecor Media in the amount of $120,000 (“2021 Convertible Obligation Issue”). This new convertible obligation matures on June 12, 2021, bears interest at 10.50% payable semi-annually. The Company used the proceeds from the issuance of the 2021 Convertible Obligation Issue to invest in an additional $120,000 of Quebecor Media Series F Cumulative First Preferred Shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its Series A Cumulative First Preferred Shares of Quebecor Media.
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
On July 13, 2007, the Company redeemed $235,000 of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media and used the proceeds to redeem $235,000 of its November 2008 convertible obligation issue.
On July 27, 2007, the Company issued a new convertible obligation to Quebecor Media in the amount of $240,000. This new convertible obligation matures on December 20, 2022 (“2022 Convertible Obligation Issue”), bears interest at 10.50% payable semi-annually. The Company used the proceeds from the issuance of this new convertible obligation issue to invest in $240,000 of Quebecor Media Series G Cumulative First Preferred Shares, carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its Series F Cumulative First Preferred Shares of Quebecor Media.
On December 20, 2007, the Company converted $320,000 of Quebecor Media Series F Cumulative First Preferred Shares into Quebecor Media Series G Cumulative First Preferred Shares.
As a result of the transactions completed on July 13, 2007, July 27, 2007 and December 20, 2007, the Company’s investment in Quebecor Media Series G Cumulative First Preferred Shares and the principal balance of its convertible obligations was $560,000 as at December 31, 2007.
The following tables summarize the Company’s issuance of convertible obligations and their maturities, and investments in Quebecor Media Preferred Shares:

	Convertible Obligation Issue
	2007	2008	2020	2021	2022	Total
Issue or Redemption Date
Balance – January 1, 2005	$790,000	$350,000	$—	$—	$—	$1,140,000
January 14, 2005	(150,000)	—	255,000	—	—	105,000

Balance – December 31, 2005	640,000	350,000	255,000	—	—	1,245,000
June 12, 2006	(255,000)	—	—	120,000	—	(135,000)
December 28, 2006	(385,000)	(115,000)	(55,000)	—	—	(555,000)

Balance – December 31, 2006	$—	$235,000	$200,000	$120,000	—	$555,000
July 13, 2007	—	(235,000)	—	—	—	(235,000)
July 27, 2007	—	—	—	—	240,000	240,000

Balance – December 31, 2007	$—	$—	$200,000	$120,000	$240,000	$560,000

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)

	Quebecor Media Preferred Shares
	12.5%	10.85%	10.85%
	Series A	Series F	Series G	Total
Issue or Redemption Date
Balance – January 1, 2005	$1,140,000	$—	$—	$1,140,000
January 14, 2005	(150,000)	255,000	—	105,000

Balance – December 31, 2005	990,000	255,000	—	1,245,000
June 12, 2006	(255,000)	120,000	—	(135,000)
December 28, 2006	(500,000)	(55,000)	—	(555,000)

Balance – December 31, 2006	235,000	320,000	—	555,000
July 13, 2007	(235,000)	—	—	(235,000)
July 27, 2007	—	—	240,000	240,000
December 20, 2007	—	(320,000)	320,000	—

Balance – December 31, 2007	$—	$—	$560,000	$560,000

During the year ended December 31, 2007, the interest expense on the convertible obligations amounted to $59,454 (2005 – $146,376; 2006 – $135,937). For the year ended December 31, 2007, the total interest paid on the convertible obligations was $86,791 (2005 – $142,749; 2006 – $175,886). As at December 31, 2007, the unpaid interest on the convertible obligations was $1,611 (2006 – $28,948).
During the year ended December 31, 2007, dividends of $61,367 (2005 – $150,710; 2006 – 140,005) were declared on the Cumulative First Preferred Shares of Quebecor Media. For the year ended December 31, 2007 Sun Media received payments of dividend income of $89,554 (2005 – $146,923; 2006 – $181,091) from Quebecor Media. As at December 31, 2007, the unpaid dividend receivable from Quebecor Media was $1,665 (2006 – $29,852).
(b) SUN TV
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
On December 20, 2007, Sun Media sold $24,625 of its investment in Sun TV Preferred Shares and used the proceeds to redeem $24,625 of its convertible obligations. As at December 31, 2007, the Company’s investment in SUN TV Preferred Shares and the principal balance of its convertible obligations was $9,750.
The following table summarizes the Company’s issuance of convertible obligations and its investment in SUN TV preferred shares:

	Convertible
	Obligation Issue	SUN TV
	2020	Preferred Shares
Issue or Redemption Date
Balance – January 1, 2005	$—	$—
July 12, 2005	37,300	37,300

Balance – December 31,2005	37,300	37,300
December 20, 2006	(2,925)	(2,925)

Balance – December 31, 2006	34,375	34,375
December 20, 2007	(24,625)	(24,625)

Balance – December 31,2007	$9,750	$9,750

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
During the year ended December 31, 2007, interest expense on the convertible obligation amounted to $3,536 (2005 – $1,856; 2006 – $3,897) and total interest paid by Sun Media was $3,610 (2005 – $1,727; 2006 – $3,917). As at December 31, 2007, the unpaid interest on the convertible obligation was $35 (2006 – $109).
During the year ended December 31, 2007, dividends of $3,653 (2005 – $1,918; 2006 – $4,026) were declared on the SUN TV Preferred Shares and Sun Media received payments of dividend income of $3,729 (2005 – $1,785; 2006 – $4,047). As at December 31, 2007, the unpaid dividend receivable from SUN TV was $36 (2006 – $112).
7. PROPERTY, PLANT AND EQUIPMENT

	2006
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$19,116	$—	$19,116
Buildings and leasehold improvements	108,251	(37,400)	70,851
Machinery and equipment	267,338	(207,192)	60,146
Projects under development	5,567	—	5,567

	$400,272	$(244,592)	$155,680

	2007
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$18,911	$—	$18,911
Buildings and leasehold improvements	112,569	(41,797)	70,772
Machinery and equipment	275,314	(221,453)	53,861
Projects under development	6,556	—	6,556

	$413,350	$(263,250)	$150,100

8. OTHER ASSETS

	2006	2007

Financing fees, net of accumulated amortization(note 1(b)(iii))	$6,384	$—
Deferred asset relating to ineffective hedge, net of amortization (note 1(b)(iii))	10,648	—
Customer relationships, net of accumulated amortization	8,107	6,911
Non-competition agreements, net of accumulated amortization	350	280
Prepaid pension benefit costs (note 15)	4,750	9,054
Other	2,064	1,046

	$32,303	$17,291

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
9. LONG-TERM DEBT

	Effective
	Interest Rate	Years of
	as at December 31	Maturity	2006	2007

Bank credit facilities (a)	6.27%	2012	$250,678	$39,091
Senior Notes (b)	7.88%	2013	236,039	198,910

			486,717	238,001
Change in fair value related to hedged interest rate risk			—	(8,571)
Adjustment related to embedded derivatives			—	82
Financing fees, net of amortization			—	(4,367)

			486,717	225,145
Less current portion			3,080	400

			$483,637	$224,745

(a) Credit Facilities
The bank credit facilities (“Credit Facilities”) amended on October 31, 2007, are comprised of (i) a revolving credit facility amounting to $70,000, maturing in 2012 and (ii) a term loan “C” credit facility amounting to $39,300 also maturing in 2012. The credit facilities are collateralized by liens on all of the property and assets of Sun Media and its operating subsidiaries, now owned or hereafter acquired. The bank credit facilities contain covenants concerning certain financial ratios and restrictions on the declaration and payment of dividends and other distributions. Any amount borrowed under the revolving credit facility bears interest at Canadian bankers’ acceptance and/or Canadian prime rate plus an applicable margin determined by financial ratios. Advances under the term “C” credit facility bear interest at Canadian bankers’ acceptance rate plus a margin of 1.50% per annum or Canadian prime rate plus a margin of 0.50% per annum. As of December 31, 2007 and 2006, no amount was drawn on the revolving credit facility, while $39,091 ($39,304 in 2006) was outstanding on the term loan “C” credit facilities.
Repayment of term loan “B” credit facility
On December 29, 2006, the Company made a partial prepayment of US$15,000 of its term loan “B” credit facility and unwound the related portion of its hedging contract. As a result, the Company recorded a loss on voluntary repayment of debt of $514, including the write-off of deferred financing fees. As at December 31, 2006, US$181,375 was outstanding on the term loan “B” credit facilities.
On October 31, 2007, the Company repaid the balance of its term loan “B” credit facility and settled its related hedging contract for total cash of $280,927, including accrued interest of $3,120. Proceeds from the Subordinated Loan (note 14) of $237,500 were used for the repayment of the term loan “B” credit facility, in addition to cash from operations of $43,427. As a result of the repayment, the Company recorded a loss on voluntary repayment of debt of $1,031.
(b) Senior Notes
The US$205,000 in aggregate principal amount senior notes (“Senior Notes”) were issued in February 2003 at discount for net proceeds of US$201,486 before issuance fees of US$4,100. These notes bear interest at a rate of 7.625% and mature in 2013. The notes contain certain restrictions for Sun Media, including limitations on its ability to incur additional indebtedness and to make other distributions, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of Sun Media. The Company has hedged the foreign currency risk associated with the Senior Notes by using cross-currency interest rate swaps and a foreign exchange forward contract, under which all payments were set in Canadian dollars. The notes are redeemable, in whole or in part, at any time on or after February 15, 2008, at a decreasing premium.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
(c) Principal repayments
Principal repayments on long-term debt over the next five years are as follows:

2008	$400
2009	400
2010	400
2011	400
2012	37,491
Thereafter	198,910

$238,001

10. OTHER LIABILITIES

	2006	2007
Accrued post-retirement liability (note 15)	$21,283	$22,785
Other	2,234	2,200

	$23,517	$24,985

11. CAPITAL STOCK
(a) Authorized capital stock:
10,000,000,000 Voting Class A Common Shares, without par value;
10,000,000,000 Non-voting redeemable Class B Preferred Shares, without par value;
10,000,000,000 Non-voting Class C Preferred Shares, without par value;
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
(b) Issued and outstanding capital stock:

	Common Shares
	Number	Amount
Balance as at December 31, 2006	1,261,001	$261,801
Issuance of shares (note 14)	1	10,627

Balance as at December 31, 2007	1,261,002	$272,428

In 2006, the Company reduced its Class A Common Shares paid-up capital by $40,000 in the form of cash distributions.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
(c) Quebecor Media stock option plan
Under a stock option plan established by Quebecor Media, a number of Common Shares of Quebecor Media are currently set aside for officers, senior employees, directors and other key employees of Quebecor Media and its subsidiaries. In 2007, the stock option plan was amended in order to increase, until December 31, 2008, the total number of shares issuable under the plan from 6,185,714 to 8,034,000. After that date, the number of shares issuable under the plan will automatically be re-established at a number of shares equal to 5.00% of the shares then issued and outstanding. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair value of the Common Shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the five-day weighted average closing price ending on the day preceding the date of grant of the Common Shares of Quebecor Media on the stock exchanges where such shares are listed at the time of grant. Unless authorized by the Quebecor Media Compensation Committee (“Compensation Committee”) in the context of a change of control, no options may be exercised by an optionee if the shares of Quebecor Media have not been listed on a recognized stock exchange. Should the Common Shares of Quebecor Media not have been so listed on March 1, 2008, optionees may exercise from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30 of each year, starting March 1, 2008, their right to receive an amount in cash (equal to the difference between the fair value, as determined by Quebecor Media’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions exercise its option to purchase Common Shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant.
The following table provides summary information on outstanding options granted to the Company’s employees, directors and officers, under the Quebecor Media plan as at December 31, 2006 and 2007:

	2006		2007
		Weighted		Weighted
		average		average
		exercise		exercise
	Options	price	Options	price
Balance at beginning of year	759,665	$17.17	777,620	$18.57
Granted	100,906	30.47	651,000	44.45
Cancelled	(82,951)	20.22	(57,872)	23.39

Balance at end of year	777,620	$18.57	1,370,748	$30.65

Vested options at end of year	450,605	$16.52	617,001	$16.99

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
The following table gives summary information on outstanding options as at December 31, 2007:

	Outstanding options			Options exercisable
		Weighted	Weighted		Weighted
Range of		average years	average		average
exercise price	Number	to maturity	exercise price	Number	exercise price
$15.00 - $21.00	569,401	4.4	$16.09	557,908	$16.11
$21.01 - $45.00	801,347	9.1	$41.00	59,093	$25.33

$15.00 - $45.00	1,370,748	7.2	$30.65	617,001	$16.99

For the year ended December 31, 2007, compensation expense of $9,503 (2005 – $2,824; 2006 – $5,341) has been recorded by the Company in costs of sales, selling and administrative expenses for options issued to its employees under the Quebecor Media plan.
12. ACCUMULATED OTHER COMPREHENSIVE LOSS

Balance – December 31, 2006	$—
Cumulative effect of change in accounting policies (note 1(b)(iii))	(116)
Other comprehensive loss, including income tax of $640	(1,405)

Balance – December 31, 2007	$(1,521)

No significant amount is expected to be reclassified in income over the next 12 months, in connection with derivatives financial instruments designated as cash flow hedges, while the balance of accumulated other comprehensive loss is expected to be reversed over a 6-year period.
13. FINANCIAL INSTRUMENTS
The Company is exposed to risks relating to foreign exchange fluctuations and to risks relating to interest rate fluctuations. In order to manage these risks, the Company uses derivative financial instruments (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and on certain capital or inventory expenditures denominated in foreign currency. None of these instruments is held or issued for speculative purposes. The Company designates its derivative financial instruments either as fair value hedges or cash flow hedges.
(a) Description of derivative financial instruments:
(i) Foreign exchange forward contracts:
On February 7, 2003, the Company entered into forward contracts to hedge foreign exchange fluctuations related to the principal amount of its Senior Notes (note 9). These contracts have the effect of converting the Company’s obligation to make a principal payment on maturity of the Senior Notes from US$205,000 to Cdn$312,154.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
(ii) Cross-currency interest rate swaps:
The Company also entered into cross-currency interest rate swaps to hedge foreign exchange fluctuations related to the interest on the Senior Notes. The swaps related to the term loan “B” were settled on October 31, 2007 concurrently with the repayment of the related debt (note 9(a)). The effect of these agreements is to convert the Company’s obligation to service interest on the debt from U.S. dollars to Canadian dollars, as follows:
As at December 31, 2007

							Annual
		Annual				Cdn$	effective
		interest rate			Exchange rate on	equivalent	interest rate
Debt	Period	on US$	Notional		interest payments	of notional	on Cdn$
instrument	covered	amount	amount		(Cdn$ per US$1.00)	amount	equivalent

Senior Notes	2003 – 2008	7.625%	US$	155,000	1.5227	$236,019	8.17%

Senior Notes	2008 – 2013	7.625%	US$	155,000	1.5227	$236,019	Bankers’ acceptances 3 months +3.696%

Senior Notes	2003 – 2013	7.625%	US$	50,000	1.5227	$76,135	Bankers’ acceptances 3 months +3.696%
The cross-currency interest rate swaps related to the Senior Notes include an option that allows each party to unwind the transaction on February 15, 2008, at the then-market value.
(b) Fair values of financial instruments:
The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges to external or related parties (classified as other liabilities) approximates their fair value since these items will be realized or paid within one year or are due on demand.
Carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2007 and 2006 are as follows:

	2006		2007
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Long-term debt (1)	$486,717	$492,870	$238,001	$234,063
Cross-currency interest rate swaps and foreign exchange forward contract	159,458	176,096	133,090	133,090

	$646,175	$668,966	$371,091	$367,153

(1)	The carrying value of long-term debt excludes adjustments to record changes in fair value of long term debt related to hedged interest risk, embedded derivatives and financing fees (note 9).
The fair value of long-term debt is estimated based on discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity. The fair value of the derivative financial instruments is estimated using year-end market rates, and reflects the amount the Company would receive or pay if the instruments were closed out at those dates.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
(c) Credit risk
The Company does not have a significant exposure to any individual customer or counter-party. The Company is exposed to credit risk in the event of non-performance by counter-parties in connection with its foreign currency interest rate swap agreements and forward exchange contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with major Canadian and U.S. financial institutions and, accordingly, does not anticipate loss for non-performance.
14. RELATED PARTY TRANSACTIONS
The Company has earned revenue for advertising and other services, and incurred expenses for purchases and services, with related companies under common control in the normal course of operations, including the printing of certain publications at Quebecor Media’s printing facilities in Toronto, Ontario and Saint-Janvier-de-Mirabel, Quebec. Those transactions were concluded and accounted for at the exchange amount and are summarized as follows:

	2005	2006	2007
Revenues	$12,527	$15,401	$16,883
Accounts receivable	1,903	5,347	4,681
Purchases and services	27,279	31,522	52,250
Accounts payable	17,752	23,458	34,193
Revenues include $2,954 of barter advertising with related parties (2005 – $2,852; 2006 – $2,197).
For the year ended December 31, 2007, Quebecor Media charged the Company for management fees of $8,500 (2005 – $9,100; 2006 – $8,685), which is reflected in other operating expenses. As at December 31, 2007, there was an outstanding balance relating to these fees of $800 (2006 – $nil).
On September 30, 2006, Sun Media’s ultimate parent company, Quebecor Inc., transferred to the Company $74,171 of non-capital tax losses in exchange for net cash consideration of $16,142. This transaction was recorded at the exchange amount. As a result, the Company recorded an income tax asset of $24,542 and the difference of $8,400 between the net cash consideration and the income tax asset was recorded as a deferred credit, included in accounts payable and accrued liabilities. As these acquired non-capital losses are utilized, the deferred credit is proportionately recognized as a reduction of income tax expense. As at December 31, 2007, the balance of the deferred credit was $661.
On October 31, 2007, the Company entered into a $237,500 subordinated loan agreement (“Subordinated Loan”) with Quebecor Media which bears interest at an annual rate of 7.00% and matures on October 31, 2013. The Subordinated Loan is prepayable by the Company, in whole or in part, including accrued interest, at any time prior to maturity. Quebecor Media may, upon the occurrence of certain events, cause the outstanding principal and accrued interest to become immediately due and payable.
The Subordinated Loan is also convertible by either the Company or Quebecor Media, in whole or in part, including accrued interest (unless the Company elects to pay the accrued interest in cash), at any time prior to maturity, into fully-paid and non-assessable common shares of the Company. The number of such shares shall be determined by dividing the amount to be so converted by the fair value of one common share as determined by the Board of Directors. The Company may elect to defer, at any time and from time to time, interest payments on the Subordinated Loan by a period of up to 12 months, provided, however, that no deferral period may extend beyond the maturity date.
Interest expense for the year ended December 31, 2007 was $2,733. As at December 31, 2007, interest payable was $592.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
In December 2007, the Company acquired unused non-capital tax losses, tax credits and commodity tax receivables from a company under common control in exchange for the issuance of one common share of the Company. The transaction was recorded at the exchange amount of $10,627.
15. PENSION PLANS AND POST-RETIREMENT BENEFITS
The Company maintains various flat-benefit plans and various final-pay plans with an indexation feature from none to 2.00% and defined contribution plans.  The Company’s policy is to maintain its contributions at a level sufficient to cover benefits.  Actuarial valuations of the Company’s numerous pension plans were performed at different dates in the last three years and the next required valuations will be performed at various dates over the next three years.
The Company provides post-retirement benefits to eligible employees.  The costs of these benefits, which are principally health care, are accounted for during the employee’s active service period.
The following tables give a reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets for the years ended December 31, 2006 and 2007, and a statement of the funded status as at those dates.
(a) Change in benefit obligations

	Pension Benefits		Post-retirement Benefits
	2006	2007	2006	2007
Benefit obligations at beginning of year	$292,727	$312,494	$26,688	$24,893
Service cost	10,387	11,589	1,888	744
Interest cost	15,197	16,422	1,184	1,239
Plan participants’ contributions	4,887	4,228	—	—
Plan amendments	—	4,600	(2,950)	—
Curtailment gain	—	(485)	—	—
Actuarial loss (gain)	404	(10,627)	—	(332)
Benefits and settlements paid	(11,108)	(12,394)	(1,917)	(415)

Benefit obligations at end of year	$312,494	$325,827	$24,893	$26,129

(b) Change in plan assets

	Pension Benefits		Post-retirement Benefits
	2006	2007	2006	2007
Fair value of plan assets at beginning of year	$255,461	$298,540	$—	$—
Actual return on plan assets	35,719	1,825	—	—
Employer contributions	13,581	12,427	2,020	264
Plan participants’ contributions	4,887	4,228	—	—
Benefits and settlements paid	(11,108)	(12,394)	(2,020)	(264)

Fair value of plan assets at end of year	$298,540	$304,626	$—	$—

The plan assets are comprised of:

	2006	2007
Equity securities	59.2%	55.4%
Debt securities	38.1%	40.6%
Other	2.7%	4.0%

	100.0%	100.0%

As at December 31, 2007, plan assets included shares of Quebecor Inc., representing an amount of $1,572 (2005 – $1,382; 2006 – $1,724).

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
(c) Reconciliation of funded status

	Pension Benefits		Post-retirement Benefits
	2006	2007	2006	2007
Excess of benefit obligations over fair value of plan assets at end of year	$(13,954)	$(21,201)	$(24,893)	$(26,129)
Unrecognized actuarial loss	21,444	29,618	7,003	6,397
Unrecognized prior service cost	6,367	9,932	(3,393)	(3,053)
Valuation allowance	(9,107)	(9,295)	—	—

Net amount recognized	$4,750	$9,054	$(21,283)	$(22,785)

Included in the above benefit obligations and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension Benefits		Post-retirement Benefits
	2006	2007	2006	2007
Benefit obligations	$(228,779)	$(97,770)	$(24,893)	$(26,129)
Fair value of plan assets	208,832	73,317	—	—

Funded status — plan deficit	$(19,947)	$(24,453)	$(24,893)	$(26,129)

Amounts recognized in the consolidated balance sheets are as follows:

	Pension Benefits		Post-retirement Benefits
	2006	2007	2006	2007
Prepaid pension benefit costs	$4,750	$9,054	$—	$—
Accrued post-retirement liability	—	—	(21,283)	$(22,785)

Net amount recognized	$4,750	$9,054	$(21,283)	$(22,785)

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
(d) Components of the net benefit costs are as follows:

	Pension Benefits			Post-retirement Benefits
	2005	2006	2007	2005	2006	2007
Service cost	$7,021	$10,387	$11,589	$1,408	$1,888	$744
Interest cost	15,065	15,197	16,422	1,599	1,184	1,239
Curtailment gain	—	—	—	(1,619)	—	—
Actual return on plan assets	(22,755)	(35,719)	(1,825)	—	—	—
Plan amendment	—	—	4,600	—	(2,950)	—
Current actuarial loss (gain)	29,947	404	(10,627)	1,122	—	(332)

Elements of net benefit costs, before adjustments to recognize the long-term nature of benefit costs and valuation allowance	29,278	(9,731)	20,159	2,510	122	1,651

Difference between actual and expected return on plan assets	5,651	16,822	(20,208)	—	—	—
Deferral of actuarial (loss) gain on accrued benefit obligation	(29,947)	(404)	10,627	(1,122)	—	332
Deferral of past service costs	—	—	(4,600)	—	2,950	—
Amortization of net actuarial loss (gain)	438	1,418	922	(48)	266	274
Amortization of past service costs (benefits)	706	708	1,035	(286)	(526)	(340)

Total adjustments to recognize the long-term nature of benefit costs	(23,152)	18,544	(12,224)	(1,456)	2,690	266

Change in valuation allowance	30	740	188	—	—	—

Net benefit costs	$6,156	$9,553	$8,123	$1,054	$2,812	$1,917

The expense related to defined contribution pension plans amounted to $3,186 for the year ended December 31, 2007 (2005 – $3,394; 2006 – $3,019).
Also the total cash amount paid or payable for employee future benefits for all plans is $16,028 for the year ended December 31, 2007 (2005 – $16,162; 2006 – $18,517).
The weighted average rates used in the measurement of the Company’s benefit obligations are as follows:

	Pension Benefits			Post-retirement Benefits
	2005	2006	2007	2005	2006	2007

Discount rate	5.00%	5.00%	5.50%	5.00%	5.00%	5.50%
Rate of compensation increase	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
The weighted average rates used in the measurement of the Company’s current pension expense is as follows:

	Pension Benefits			Post-retirement Benefits
	2005	2006	2007	2005	2006	2007
Discount rate	6.00%	5.00%	5.00%	6.00%	5.00%	5.00%
Expected return on plan assets	7.50%	7.25%	7.25%	—%	—%	—%
Rate of compensation increase	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligations was 8.60%. The cost, as per an estimate, is expected to decrease gradually for the next nine years to 5.00% and remain at that level thereafter. A one-percentage point change in the assumed health care cost trend would have the following effects:

	Post-retirement Benefits
Sensitivity analysis	1.00% increase	1.00% decrease
Effect on service and interest costs	$526	$(395)
Effect on benefit obligation	$5,959	$(4,584)
16. COMMITMENTS AND CONTINGENCIES
(a) Leases and commitments
The Company rents premises and equipment under operating leases, which expire at various dates up to 2015. The 2007 rental expense for these operating leases was $7,427 (2005 – $6,830; 2006 – $6,989). The Company has also entered into long-term commitments to purchase services and capital equipment over periods which expire at various dates up to 2012. Minimum payments under these arrangements for each of the next five years and thereafter are as follows:

		Other
Year Ending December 31	Leases	Commitments
2008	$6,755	$7,301
2009	5,699	2,878
2010	4,638	1,921
2011	3,490	831
2012	2,782	272
Thereafter	3,581	—

	$26,945	$13,203

(b) Management fee
In 2002, the Company began paying an annual management fee to Quebecor Media for services rendered to Sun Media pursuant to a five-year management services agreement, which expired on December 31, 2006. In 2007, Quebecor Media continued to charge an annual management services fee to the Company. These services included internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. In 2007, the annual management fee was $8,500 (2005 – $9,100; 2006 – $8,685).
(c) Legal actions
A number of legal actions against the Company are pending. In the opinion of management the outcome of these pending legal actions will not have a material adverse effect on the Company’s results of operations, liquidity or its financial position.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
17. GUARANTEES
(a) Operating leases
The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of these lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Company has provided guarantees to the lessor of certain premise leases, with expiry dates through 2015. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As of December 31, 2007, the maximum exposure with respect to these guarantees was $1,918 and no liability has been recorded in the consolidated balance sheet since the Company does not expect to make any payments pertaining to these guarantees.
(b) Business and asset disposals
In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Company has not accrued any amount in respect of these items in the consolidated balance sheet.
(c) Outsourcing companies and suppliers
In the normal course of its operations, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Company provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated financial statements with respect to these indemnifications.
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

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
(a) Consolidated statements of income:

	2005	2006	2007
Net income for the year per Canadian GAAP:	$141,927	$106,772	$117,397
Adjustments:
Pension and post-retirement benefits (i)	(629)	209	(367)
Derivative financial instruments (iii)	(1,686)	(893)	2,163
Non-monetary transactions (iv)	1,826	(61)	(61)
Share-based payments (v)	—	(900)	(700)
Related party transactions (vi)	—	—	(7,739)
Income taxes (vii)	11,571	154	(1,641)

Net income for the year per U.S. GAAP	$153,009	$105,281	$109,052

(b) Consolidated statements of comprehensive income (vi):

	2005	2006	2007
Comprehensive income per Canadian GAAP:	$141,927	$106,772	$115,992
Adjustments to net income as per (a) above	11,082	(1,491)	(8,345)
Adjustments to other comprehensive income:
Pension and post-retirement benefits (i)	(11,429)	11,963	(10,918)
Derivative financial instruments (iii)	47	913	—
Income taxes (vii)	5,516	(5,151)	3,196

Comprehensive income per U.S. GAAP	$147,143	$113,006	$99,925

Accumulated other comprehensive loss:

	2005	2006	2007
Accumulated other comprehensive loss per Canadian GAAP:	$—	$—	$(1,521)
Adjustments:
Pension and post-retirement benefits (i)	(20,632)	(25,440)	(36,358)
Derivative financial instruments (iii)	(2,354)	(1,441)	—
Income taxes (vii)	9,471	9,658	11,529

Accumulated other comprehensive loss per U.S. GAAP	$(13,515)	$(17,223)	$(26,350)

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
(c) Consolidated shareholder’s equity:

	2005	2006	2007
Shareholder’s equity per Canadian GAAP:	$329,423	$300,695	$347,981
Cumulative adjustments:
Pension and post-retirement benefits (i)	(17,716)	(22,315)	(33,600)
Restructuring charges (ii)	(6,981)	(6,981)	(6,981)
Derivative instruments (iii)	(10,972)	(10,952)	82
Non-monetary transactions (iv)	1,826	1,765	1,704
Share-based payments (v)	—	(900)	(1,600)
Related party transactions (vi)	—	8,400	661
Income taxes (vii)	21,726	22,067	12,084

Shareholder’s equity per U.S. GAAP	$317,306	$291,779	$320,331

(d) Consolidated balance sheet data:

	December 31, 2006		December 31, 2007
	CDN	U.S.	CDN	U.S.
	GAAP	GAAP	GAAP	GAAP
Current assets	$214,280	$214,280	$183,641	$183,641
Goodwill	756,115	752,692	769,159	765,736
Future income tax asset	34,047	34,047	36,224	38,137
Other assets	32,303	17,427	17,291	8,698
Current liabilities	204,162	196,662	171,265	172,201
Future income tax liability	22,981	3,230	19,724	9,959
Long-term debt	483,637	469,008	224,745	224,663
Convertible obligations	589,375	589,375	569,750	569,750
Other liabilities	182,975	215,472	24,985	51,443
Total shareholder’s equity	300,695	291,779	347,981	320,331
(e) Consolidated statements of cash flows
The disclosure of a subtotal of the amount of cash provided by operating activities before changes in non-cash operating working capital items in the consolidated statement of cash flows is allowed under Canadian GAAP while it is not allowed under U.S. GAAP.
(i) Pension and post-retirement benefits
Under GAAP in the United States, Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158) was issued in 2006 and requires the recognition in the balance sheet of the over or under funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss. The SFAS 158 was adopted prospectively on December 31, 2006 and did not have an impact on the Company’s consolidated statement of income.
Under GAAP in the United States, for 2006 and prior years, if the accumulated benefit obligation exceeded the fair value of a pension plan’s assets, the Company was required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which was recorded in accumulated other comprehensive loss. The additional minimum liability concept has been eliminated with the adoption of SFAS 158.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
On the adoption of SFAS 158, an adjustment of $11,433, net of income taxes of $5,338, was recorded as a component of the ending balance of accumulated other comprehensive loss as of December 31, 2006 to reflect the unfunded status of benefit plans and the reversal of the minimum pension liability that was recognized in accordance with SFAS 87.
Under GAAP in Canada, a company is not required to recognize the over or under funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. GAAP in the United States does not provide for a valuation allowance against pension assets.
(ii) Restructuring charges
In respect of the 1999 acquisition of Sun Media, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under U.S. GAAP.
(iii) Derivative financial instruments
Prior to 2007, under GAAP in Canada, derivative financial instruments were accounted for on an accrual basis. Realized and unrealized gains and losses were deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions. Since January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those under U.S. GAAP, as established by the Statement No. 133, Accounting for Derivative Instruments and Hedging Activities.
However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in one of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in the consolidated statement of income. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded at their fair value. Accordingly, measurement of hedging relationships ineffectiveness recorded in the consolidated statement of income under U.S. GAAP could differ from the measurement under Canadian GAAP.
Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative financial instruments and hedge accounting.
(iv) Non-monetary transactions
In April 2005, Sun Media exchanged a community publication for another community publication. Under U.S GAAP, this exchange of businesses is recorded in accordance with FASB Statement No. 141, Business Combinations and the cost of the purchase should be determined as the fair value of the consideration given or the fair value of the net assets or equity interest received, whichever is more reliably measurable. Under Canadian GAAP, since this exchange of businesses is a non-monetary transaction, it is accounted for in accordance with CICA Handbook 3831, Non-monetary Transactions, and recorded at the carrying value of the asset or service given up in the exchange adjusted by any monetary consideration received or given.
Accordingly, under US GAAP, this transaction resulted in a gain on disposal of a publication and also resulted in an increase of the purchase price of the publication acquired.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
(v) Share-based payments
Under U.S. GAAP, the Company adopted the new standards of FASB No. 123(R), Share-Based Payment (SFAS 123(R)) in 2006. In accordance with SFAS 123(R), the liability related to stock-based awards that call for settlement in cash or other asset, must be measured at its fair value based on the fair value of stock options awards, and shall be remeasured at the end of each reporting period through settlement. Prior to 2006, the Company used the intrinsic value method for the liability related to its stock option plan. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic value of the stocks options awards instead of the fair value.
(vi) Related party transactions
In the past, the Company or its subsidiaries have entered into tax consolidation transactions with the Company’s parent company by which tax losses were transferred between the parties. Under GAAP in Canada, these transactions were recorded in accordance with CICA Handbook 3840, Related Party Transactions. It resulted in the recognition of a deferred credit of $8,400 in 2006 of which $7,739 was recognized in income in 2007. Under U.S. GAAP, since these transactions related to asset transfers between a subsidiary and its parent company, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid were recognized in contributed surplus.
(vii) Income taxes
Under U.S. GAAP, on January 1, 2007, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN48), an interpretation of FASB Statement No. 109. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN48 did not have an impact on Sun Media’s consolidated statements of income.
Under Canadian GAAP, there is no such interpretation and therefore, the reserve related to income taxes contingencies is not based on the same level of likelihood as the new rules of FIN48.
Furthermore, under Canadian GAAP, income taxes are measured using substantially enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.
Other adjustments represent the tax impact of U.S. GAAP adjustments.
(viii) Guaranteed debt
The consolidating information below has been presented in accordance with the requirements of the Securities and Exchange Commission.
The Company’s Senior Notes are guaranteed by certain subsidiaries of the Company (the “Subsidiary Guarantors”). The accompanying consolidating financial information as at December 31, 2005, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 has been prepared in accordance with U.S. GAAP, which includes push-down accounting adjustments arising from a previous acquisition on January 7, 1999. The information under the column headed “Combined Guarantors” is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed “Sun Media”. Each Subsidiary Guarantor is wholly-owned by the Company. The non-guarantor subsidiaries, which are individually and in aggregate minor subsidiaries, have been included in the column headed “Sun Media”. All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law). The other U.S. GAAP adjusting entries already described above have been reflected in the appropriate column.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
CONSOLIDATED BALANCE SHEET
As at December 31, 2005

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,603	$21,217	$—	$22,820
Accounts receivable	91,126	47,282	—	138,408
Dividend income receivable from related companies	29,414	41,657	—	71,071
Due from parent/guarantor subsidiaries	40,785	344,767	(385,552)	—
Inventories	7,589	3,700	—	11,289
Prepaid expenses	2,166	2,574	—	4,740
Future income taxes	5,749	473	—	6,222

	178,432	461,670	(385,552)	254,550

Investment in preferred shares of related companies	537,300	745,000	—	1,282,300
Equity investment in Sun TV Company	8,781	—	—	8,781
Investments in guarantor subsidiaries	1,639,640	—	(1,639,640)	—
Property, plant and equipment	92,343	81,772	—	174,115
Future income taxes	(2,544)	35,208	—	32,664
Other assets	13,195	7,716	—	20,911
Goodwill	352,317	399,922	—	752,239

	$2,819,464	$1,731,288	$(2,025,192)	$2,525,560

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$110,163	$29,979	$—	$140,142
Due to parent/guarantor subsidiaries	344,767	40,785	(385,552)	—
Income taxes	7,229	(787)	—	6,442
Interest payable to related companies	69,026	—	—	69,026
Deferred revenue	12,445	6,526	—	18,971
Current portion of long-term debt	2,675	—	—	2,675

	546,305	76,503	(385,552)	237,256

Long-term debt	444,713	—	—	444,713
Other liabilities	223,667	1,334	—	225,001
Future income taxes	3,453	13,811	—	17,264
Non-controlling interest	1,720	—	—	1,720
Convertible obligations to related companies	1,282,300	745,000	(745,000)	1,282,300

	2,502,158	836,648	(1,130,552)	2,208,254

SHAREHOLDER’S EQUITY
Capital stock	301,801	492,366	(492,366)	301,801
Retained earnings	29,020	400,523	(400,523)	29,020
Contributed surplus	—	1,751	(1,751)	—
Accumulated other comprehensive income	(13,515)	—	—	(13,515)

	317,306	894,640	(894,640)	317,306

	$2,819,464	$1,731,288	$(2,025,192)	$2,525,560

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
CONSOLIDATED STATEMENT OF NET INCOME
For the year ended December 31, 2005

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
REVENUES	$610,733	$314,136	$(9,242)	$915,627

OPERATING EXPENSES
Cost of sales, selling and administrative expenses	471,124	232,199	(9,242)	694,081
Amortization	16,962	13,393	—	30,355
Financial expenses	54,673	(10,646)	—	44,027
Equity loss on investment in SUN TV Company	2,747	—	—	2,747
Gain on disposition of publication	(1,856)	—	—	(1,856)
Equity earnings of combined guarantors	(81,790)	—	81,790	—

INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	148,873	79,190	(81,790)	146,273

Income taxes	(5,624)	(2,600)	—	(8,224)
Non-controlling interest	1,488	—	—	1,488

NET INCOME	$153,009	$81,790	$(81,790)	$153,009

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2005

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
Net income	$153,009	$81,790	$(81,790)	$153,009
Pension and post-retirement benefits	(11,429)	—	—	(11,429)
Derivative financial instruments	47	—	—	47
Income taxes	5,516	—	—	5,516

COMPREHENSIVE INCOME	$147,143	$81,790	$(81,790)	$147,143

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
For the year ended December 31, 2005

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
RETAINED EARNINGS, BEGINNING OF YEAR	$45,664	$318,733	$(318,733)	$45,664
Net income	153,009	81,790	(81,790)	153,009
Dividends	(169,653)	—	—	(169,653)

RETAINED EARNINGS, END OF YEAR	$29,020	$400,523	$(400,523)	$29,020

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2005

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
CASH FLOWS RELATED TO OPERATIONS
Net income	$153,009	$81,790	$(81,790)	$153,009
Items not involving cash:
Amortization	16,962	13,393	—	30,355
Future income taxes	(5,185)	(4,105)	—	(9,290)
Non-controlling interest	1,488	—	—	1,488
Equity earnings of combined guarantors	(81,790)	—	81,790	—
Equity loss on investment in SUN TV Company	2,747	—	—	2,747
Gain on disposition of publication	(1,856)	—	—	(1,856)
Other	7,610	(107)	—	7,503
Changes in non-cash operating working capital	89,252	(91,825)	—	(2,573)

Cash flows provided by (used in) operations	182,237	(854)	—	181,383

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	(271)	(1,791)	—	(2,062)
Investment in preferred shares of Quebecor Media Inc.	—	(255,000)	—	(255,000)
Disposal of preferred shares of Quebecor Media Inc.	150,000	—	—	150,000
Investment in preferred shares of SUN TV Company	(37,300)	—	—	(37,300)
Investment in guarantor subsidiaries	(255,000)		255,000	—
Additions to property, plant and equipment	(9,473)	(6,202)	—	(15,675)
Other	(66)	526	—	460

Cash used in investing activities	(152,110)	(262,467)	255,000	(159,577)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Repayment of long-term debt	(3,490)	—	—	(3,490)
Issuance of convertible obligations to Quebecor Media Inc.	255,000	—	—	255,000
Redemption of convertible obligations to Quebecor Media Inc.	(150,000)	—	—	(150,000)
Issuance of convertible obligations to SUN TV Company	37,300	—	—	37,300
Issuance of convertible obligations to parent company	—	255,000	(255,000)	—
Dividends	(169,653)	—	—	(169,653)
Other	(1,737)	—	—	(1,737)

Cash (used in) provided by financing activities	(32,580)	255,000	(255,000)	(32,580)

Increase (decrease) in cash and cash equivalents	(2,453)	(8,321)	—	(10,774)
Cash and cash equivalents – beginning of year	4,056	29,538	—	33,594

Cash and cash equivalents - end of year	$1,603	$21,217	$—	$22,820

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
CONSOLIDATED BALANCE SHEET
As at December 31, 2006

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$8,098	$(4,233)	$—	$3,865
Accounts receivable	90,551	49,558	—	140,109
Dividend income receivable from related companies	112	29,852	—	29,964
Due from parent/guarantor subsidiaries	83,790	10,869	(94,659)	—
Inventories	5,355	3,237	—	8,592
Prepaid expenses	2,826	2,055	—	4,881
Future income taxes	26,211	658	—	26,869

	216,943	91,996	(94,659)	214,280

Investment in preferred shares of related companies	34,375	555,000	—	589,375
Equity investment in Sun TV Company	3,745	—	—	3,745
Investments in guarantor subsidiaries	1,030,505	—	(1,030,505)	—
Property, plant and equipment	83,703	71,977	—	155,680
Future income taxes	(5,122)	39,169	—	34,047
Other assets	10,270	7,157	—	17,427
Goodwill	352,317	400,375	—	752,692

	$1,726,736	$1,165,674	$(1,125,164)	$1,767,246

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$105,221	$36,201	$—	$141,422
Due to parent/guarantor subsidiaries	10,869	83,790	(94,659)	—
Income taxes	6,739	(2,976)	—	3,763
Interest payable to related companies	29,057	—	—	29,057
Deferred revenue	13,086	6,254	—	19,340
Current portion of long-term debt	3,080	—	—	3,080

	168,052	123,269	(94,659)	196,662

Long-term debt	469,008	—	—	469,008
Other liabilities	214,889	583	—	215,472
Future income taxes	(8,087)	11,317	—	3,230
Non-controlling interest	1,720	—	—	1,720
Convertible obligations to related companies	589,375	555,000	(555,000)	589,375

	1,434,957	690,169	(649,659)	1,475,467

SHAREHOLDER’S EQUITY
Capital stock	261,801	292,362	(292,362)	261,801
Retained earnings	38,801	181,392	(181,392)	38,801
Contributed surplus	8,400	1,751	(1,751)	8,400
Accumulated other comprehensive income	(17,223)	—	—	(17,223)

	291,779	475,505	(475,505)	291,779

	$1,726,736	$1,165,674	$(1,125,164)	$1,767,246

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
CONSOLIDATED STATEMENT OF NET INCOME
For the year ended December 31, 2006

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
REVENUES	$627,369	$318,803	$(17,996)	$928,176

OPERATING EXPENSES
Cost of sales, selling and administrative expenses	492,608	245,121	(17,996)	719,733
Amortization	22,603	14,007	—	36,610
Restructuring charges	10,684	6,349	—	17,033
Financial expenses	50,132	(2,901)	—	47,231
Equity loss on investment in SUN TV	3,252	—	—	3,252
Impairment of equity investment in SUN TV Company	7,819	—	—	7,819
Equity earnings of combined guarantors	(63,869)	—	63,869	—

INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	104,140	56,227	(63,869)	96,498

Income taxes	(2,639)	(7,642)	—	(10,281)
Non-controlling interest	1,498	—	—	1,498

NET INCOME	$105,281	$63,869	$(63,869)	$105,281

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2006

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
Net income	$105,281	$63,869	$(63,869)	$105,281
Pension and post-retirement benefits	11,963	—	—	11,963
Derivative financial instruments	913	—	—	913
Income taxes	(5,151)	—	—	(5,151)

COMPREHENSIVE INCOME	$113,006	$63,869	$(63,869)	$113,006

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
For the year ended December 31, 2006

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
RETAINED EARNINGS, BEGINNING OF YEAR	$29,020	$400,523	$(400,523)	$29,020
Net income	105,281	63,869	(63,869)	105,281
Dividends	(95,500)	(283,000)	283,000	(95,500)

RETAINED EARNINGS, END OF YEAR	$38,801	$181,392	$(181,392)	$38,801

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2006

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
CASH FLOWS RELATED TO OPERATIONS
Net income	$105,281	$63,869	$(63,869)	$105,281
Items not involving cash:
Amortization	22,603	14,007	—	36,610
Future income taxes	(3,694)	(7,642)	—	(11,336)
Non-controlling interest	1,498	—	—	1,498
Equity earnings of combined guarantors	(63,869)	—	63,869	—
Equity loss on investment in SUN TV Company	3,252	—	—	3,252
Impairment of equity investment in SUN TV Company	7,819	—	—	7,819
Other	4,691	(286)	—	4,405
Changes in non-cash operating working capital	(394,357)	391,578	—	(2,779)

Cash provided by (used in) operating activities	(316,776)	461,526	—	144,750

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	(350)	(1,125)	—	(1,475)
Investment in preferred shares of Quebecor Media Inc.	—	(120,000)	—	(120,000)
Disposal of preferred shares of Quebecor Media Inc.	500,000	310,000	—	810,000
Disposal of preferred shares of SUN TV Company	2,925	—	—	2,925
Investment in guarantor subsidiaries	673,000	—	(673,000)	—
Equity investment in SUN TV Company	(6,035)	—	—	(6,035)
Acquisition of non-capital losses	(16,142)	—	—	(16,142)
Additions to property, plant and equipment	(12,472)	(3,329)	—	(15,801)
Other	(484)	478	—	(6)

Cash provided by investing activities	1,140,442	186,024	(673,000)	653,466

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Repayment of long-term debt	(26,553)	—	—	(26,553)
Issuance of long-term debt, net of financing fees	39,604	—	—	39,604
Issuance of convertible obligations to Quebecor Media Inc.	120,000	—	—	120,000
Redemption of convertible obligations to Quebecor Media Inc.	(810,000)	—	—	(810,000)
Redemption of convertible obligations to SUN TV Company	(2,925)	—	—	(2,925)
Issuance of convertible obligations to parent company	—	120,000	(120,000)	—
Redemption of convertible obligations to parent company	—	(310,000)	310,000	—
Dividends	(95,500)	(283,000)	283,000	(95,500)
Reduction in paid-up capital	(40,000)	(200,000)	200,000	(40,000)
Other	(1,797)	—	—	(1,797)

Cash used in financing activities	(817,171)	(673,000)	673,000	(817,171)

Increase (decrease) in cash and cash equivalents	6,495	(25,450)	—	(18,955)
Cash and cash equivalents – beginning of year	1,603	21,217	—	22,820

Cash and cash equivalents - end of year	$8,098	$(4,233)	$—	$3,865

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
CONSOLIDATED BALANCE SHEET
As at December 31, 2007

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$8,309	$(1,048)	$—	$7,261
Accounts receivable	94,510	44,680	—	139,190
Income taxes	(1,290)	2,735	—	1,445
Dividend income receivable from related companies	36	1,665	—	1,701
Due from parent/guarantor subsidiaries	62,793	4,827	(67,620)	—
Inventories	4,445	2,099	—	6,544
Prepaid expenses	2,010	1,963	—	3,973
Future income taxes	21,057	2,470	—	23,527

	191,870	59,391	(67,620)	183,641

Investment in preferred shares of related companies	9,750	560,000	—	569,750
Equity investment in Sun TV Company	3,735	—	—	3,735
Investments in guarantor subsidiaries	1,023,188	—	(1,023,188)	—
Property, plant and equipment	84,740	65,360	—	150,100
Future income taxes	(2,157)	40,294	—	38,137
Other assets	2,625	6,073	—	8,698
Goodwill	365,361	400,375	—	765,736

	$1,679,112	$1,131,493	$(1,090,808)	$1,719,797

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$123,485	$27,576	$—	$151,061
Due to parent/guarantor subsidiaries	4,827	62,793	(67,620)	—
Interest payable to related companies	1,646	—	—	1,646
Deferred revenue	12,898	6,196	—	19,094
Current portion of long-term debt	400	—	—	400

	143,256	96,565	(67,620)	172,201

Long-term debt	224,663	—	—	224,663
Subordinated loan to related company	237,500	—	—	237,500
Other liabilities	50,859	584	—	51,443
Derivative financial instruments	133,090	—	—	133,090
Future income taxes	(1,197)	11,156	—	9,959
Non-controlling interest	860	—	—	860
Convertible obligations to related companies	569,750	560,000	(560,000)	569,750

	1,358,781	668,305	(627,620)	1,399,466

SHAREHOLDER’S EQUITY
Capital stock	272,428	292,362	(292,362)	272,428
Retained earnings	65,853	169,075	(169,075)	65,853
Contributed surplus	8,400	1,751	(1,751)	8,400
Accumulated other comprehensive income	(26,350)	—	—	(26,350)

	320,331	463,188	(463,188)	320,331

	$1,679,112	$1,131,493	$(1,090,808)	$1,719,797

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
CONSOLIDATED STATEMENT OF NET INCOME
For the year ended December 31, 2007

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
REVENUES	$636,724	$304,617	$(14,266)	$927,075

OPERATING EXPENSES
Cost of sales, selling and administrative expenses	503,071	228,421	(14,266)	717,226
Amortization	15,878	12,825	—	28,703
Restructuring charges	(667)	10,549	—	9,882
Financial expenses	38,315	1,491	—	39,806
Equity loss on investment in SUN TV Company	2,410	—	—	2,410
Equity earnings of combined guarantors	(54,683)	—	54,683	—

INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTEREEST	132,400	51,331	(54,683)	129,048

Income taxes	22,253	(3,352)	—	18,901
Non-controlling interest	1,095	—	—	1,095

NET INCOME	$109,052	$54,683	$(54,683)	$109,052

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2007

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
Net income	$109,052	$54,683	$(54,683)	$109,052
Pension and post-retirement benefits	(10,918)	—	—	(10,918)
Derivative financial instruments	(765)	—	—	(765)
Income taxes	2,556	—	—	2,556

COMPREHENSIVE INCOME	$99,925	$54,683	$(54,683)	$99,925

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
For the year ended December 31, 2007

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
RETAINED EARNINGS, BEGINNING OF YEAR	$38,801	$181,392	$(181,392)	$38,801
Net income	109,052	54,683	(54,683)	109,052
Dividends	(82,000)	(67,000)	67,000	(82,000)

RETAINED EARNINGS, END OF YEAR	$65,853	$169,075	$(169,075)	$65,853

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2006 and 2007
(In thousands of Canadian dollars except for share information)
CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2007

			Adjustments
		Combined	and
	Sun Media	Guarantors	Eliminations	Consolidated
CASH FLOWS RELATED TO OPERATIONS
Net income	$109,052	$54,683	$(54,683)	$109,052
Items not involving cash:
Amortization	15,878	12,825	—	28,703
Future income taxes	21,095	(3,352)	—	17,743
Non-controlling interest	1,095	—	—	1,095
Equity earnings of combined guarantors	(54,683)	—	54,683	—
Equity loss on investment in SUN TV Company	2,410	—	—	2,410
Other	(2,764)	(379)	—	(3,143)
Changes in non-cash operating working capital	396	11,152	—	11,548

Cash provided by operating activities	92,479	74,929	—	167,408

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	(12,353)	—	—	(12,353)
Investment in preferred shares of Quebecor Media Inc.	—	(240,000)	—	(240,000)
Disposal of preferred shares of Quebecor Media Inc.	—	235,000	—	235,000
Issuance of convertible obligations of guarantor	235,000	—	(235,000)
Redemption of convertible obligations of guarantor	(240,000)	—	240,000
Disposal of preferred shares of SUN TV Company	24,625	—	—	24,625
Investment in guarantor subsidiaries	67,000	—	(67,000)	—
Equity investment in SUN TV Company	(2,400)	—	—	(2,400)
Additions to property, plant and equipment	(17,510)	(5,591)	—	(23,101)
Other	(676)	847	—	171

Cash provided by (used in) investing activities	53,686	(9,744)	(62,000)	(18,058)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Repayment of long-term debt and unwinding of hedging contracts	(280,825)	—	—	(280,825)
Issuance of long-term debt, net of financing fees	90	—	—	90
Issuance of subordinated loan to Quebecor Media Inc.	237,500	—	—	237,500
Issuance of convertible obligations to Quebecor Media Inc.	240,000	—	—	240,000
Redemption of convertible obligations to Quebecor Media Inc.	(235,000)	—	—	(235,000)
Redemption of convertible obligations to SUN TV Company	(24,625)	—	—	(24,625)
Issuance of convertible obligations to parent company	—	240,000	(240,000)	—
Redemption of convertible obligations to parent company	—	(235,000)	235,000	—
Dividends	(82,000)	(67,000)	67,000	(82,000)
Other	(1,094)	—	—	(1,094)

Cash used in financing activities	(145,954)	(62,000)	62,000	(145,954)

Increase in cash and cash equivalents	211	3,185	—	3,396
Cash and cash equivalents – beginning of year	8,098	(4,233)	—	3,865

Cash and cash equivalents - end of year	$8,309	$(1,048)	$—	$7,261