Form 20-F
period 2008-12-31
SUN MEDIA CORP
filed 2009-03-05
CIK 1036648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from       to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from       to
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
1,261,002 Class A Common Shares issued and outstanding.
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
☑ Yes       ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☐ by the International Accounting Standards Board	Other ☑
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☑ Item 17       ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes       ☑ No

i

EXPLANATORY NOTES
     All references in this annual report to “Sun Media” or the “Company”, as well as use of the terms “we”, “us”, “our” or similar terms, are references to Sun Media Corporation, a company continued under the laws of British Columbia, and, unless the context otherwise requires, its operating companies and subsidiaries, if any. All references in this annual report to “Quebecor Media” are references to Quebecor Media Inc., our indirect sole shareholder. All references in this annual report to our “Senior Notes” are to our issued and outstanding 7 5/8% Senior Notes due February 15, 2013. Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2008.
PRESENTATION OF FINANCIAL INFORMATION
     We present our consolidated financial statements in Canadian dollars. In this annual report, references to dollars, $, Canadian dollars or Cdn$ are to the currency of Canada, and references to U.S. dollars or US$ are to the currency of the United States.
     Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the significant differences between Canadian GAAP and the accounting principles generally accepted in the United States, or U.S. GAAP, as they relate to our financial statements, see Note 20 to our audited consolidated financial statements included in “Item 17. Financial Statements” of this annual report.
     In its analysis of operating results, Sun Media uses the supplemental financial measure operating income. Sun Media defines operating income as net income before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations and impairment of assets, equity loss on investment in and impairment of equity investment in SUN TV Company (“SUN TV”), income taxes and non-controlling interest. Operating income, and ratios using this measure, are not required by or recognized under Canadian GAAP or U.S. GAAP. Operating income is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Operating income is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Operating income has limitations as an analytical tool, including:
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
EXCHANGE RATE INFORMATION
     The following table sets forth, for the periods indicated, the average, high, low and end of period noon rates published by the Bank of Canada. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the rates published by the Bank of Canada for Canadian dollars per US$1.00. On March 3, 2009, the noon rate was Cdn$1.00 equals US$0.7729. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate.

Year Ended:	Average(1)	High	Low	Period End
December 31, 2008	0.9381	1.0289	0.7711	0.8166
December 31, 2007	0.9304	1.0905	0.8437	1.0120
December 31, 2006	0.8817	0.9099	0.8528	0.8581
December 31, 2005	0.8254	0.8690	0.7872	0.8577
December 31, 2004	0.7683	0.8493	0.7159	0.8308

Month Ended:	Average(2)	High	Low	Period End
March 2009 (through March 3, 2009)	0.7744	0.7758	0.7729	0.7729
February 28, 2009	0.8021	0.8202	0.7758	0.7870
January 31, 2009	0.8150	0.8458	0.7849	0.8088
December 31, 2008	0.8100	0.8358	0.7711	0.8166
November 30, 2008	0.8203	0.8696	0.7779	0.8083
October 31, 2008	0.8441	0.9426	0.7726	0.8220
September 30, 2008	0.9449	0.9673	0.9263	0.9435

(1)	The average of the exchange rates for all days during the applicable year.

(2)	The average of the exchange rates for all days during the applicable month.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements with respect to our financial condition, results of operations and business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	variations in the businesses of our local, regional or national advertisers and in our advertising revenue;

•	the intensity of competition within the newspaper industry and from other communications and advertising media and platforms and the fragmentation of the media landscape;

•	our ability to successfully restructure our operations to optimize their efficiency in the context of the changing newspapers industry;

•	labour disputes or strikes;

•	changes in our ability to obtain raw materials critical to our operations, such as newsprint, at reasonable prices;

•	exchange rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt; and

•	interest rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt, or that could have an impact on our accounting estimates.
     We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under “Item 3 — Key Information—Risk Factors”. Each of these forward-looking statements speaks only as of the date of this annual report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (“SEC”), as described under “Item 10. — Additional Information — Documents on Display”.

PART I
Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
Item 3. KEY INFORMATION
A.	Selected Financial Data
     The following table presents selected consolidated financial information for our business for each of the years 2004 through 2008. We derived this selected financial information from our consolidated financial statements. Our consolidated balance sheets as of December 31, 2008 and 2007 and consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2008 are included in this annual report. Our consolidated financial statements as of and for the year ended December 31, 2008 have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on these consolidated financial statements is included in this annual report. Our consolidated financial statements as of December 31, 2007 and for the years ended December 31, 2007 and 2006 have been audited by KPMG LLP, an independent registered public accounting firm. KPMG LLP’s report on these consolidated financial statements is included in this annual report. The consolidated balance sheet data as of December 31, 2006, 2005 and 2004 and the consolidated statement of income data for the years ended December 31, 2005 and 2004 which is presented below has been derived from our audited consolidated financial statements, audited by KPMG LLP, not included in this annual report. The information presented under the caption “Operating Data” below is not derived from our audited consolidated financial statements. All information contained in the following tables should be read in conjunction with our audited consolidated financial statements and the notes thereto and with “Item 5. Operating and Financial Review and Prospects”. Our historical results are not necessarily indicative of our future financial condition or results of operations.

     Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the significant differences between Canadian GAAP and U.S. GAAP as they relate to our financial statements, see Note 20 to our audited consolidated financial statements.

	Year ended December 31,
	2008		2007		2006		2005		2004
	(in thousands, except operating income margin, ratio and operating data)
AMOUNTS UNDER CANADIAN GAAP
Statement of Income Data:
Revenues	$904,151		$927,075		$928,176		$915,627		$888,149
Cost of sales, selling and administrative expenses	724,600		716,159		719,042		693,452		660,304
Amortization	24,440		28,642		36,549		30,324		26,038
Financial expenses	41,717		46,396		44,636		38,242		40,230
(Gain) loss on valuation and translation of financial instruments (1)	(21,539)		(4,427)		1,702		4,100		6,779
Restructuring of operations and impairment of assets (2)	26,466		9,882		17,033		—		—
Equity loss on investment in and impairment of equity investment in SUN TV	1,830		2,410		11,071		2,747		147
Gain on refinancing of long-term debt and disposition of business	—		—		—		—		(8,000)

Income before income taxes and non-controlling interest	106,637		128,013		98,143		146,762		162,651
Income taxes (3)	13,384		9,521		(10,127)		3,347		4,565
Non-controlling interest	348		1,095		1,498		1,488		1,341
Net income	$92,905		$117,397		$106,772		$141,927		$156,745

Balance Sheet Data (at year end):
Cash and cash equivalents	$—		$7,261		$3,865		$22,820		$33,594
Total assets (4)	1,307,553		1,729,900		1,785,545		2,539,852		2,413,931
Total debt	753,553		1,032,395		1,076,092		1,748,560		1,624,324
Capital stock	272,428		272,428		261,801		301,801		301,801
Shareholder’s equity	306,811		347,981		300,695		329,423		357,149
Cash dividends declared	134,000		82,000		95,500		169,653		135,115

Other Financial Data:
Cash flows provided by operations	$116,256		$167,408		$144,750		$181,383		$177,395
Cash provided by (used in) investing activities	345,404		(18,058)		653,466		(159,577)		442,588
Cash used in financing activities	(468,921)		(145,954)		(817,171)		(32,580)		(615,677)
Operating income (unaudited) (5)	179,551		210,916		209,134		222,175		227,845
Operating income margin (unaudited) (5)	19.9%		22.8%		22.5%		24.3%		25.7%
Capital expenditures	18,948		23,101		15,801		15,675		18,820
Ratio of earnings to fixed charges (unaudited) (6)	3.3	x	3.5	x	3.0	x	4.4	x	4.7	x

Operating Data (unaudited):
Monday to Friday paid circulation (7)	835,000		904,700		920,900		925,300		938,500
Saturday paid circulation (7)	865,300		909,800		921,100		929,200		947,900
Sunday paid circulation (7)	986,800		1,022,900		1,041,000		1,038,800		1,064,100
Paid daily publications (at year end)	17		17		17		17		17
Weekly publications (at year end)	164		166		171		167		167
Other publications (at year end)	20		24		23		22		18
Total publications (at year end)	201		207		211		206		202

	Year ended December 31,
	2008		2007		2006		2005		2004
	(in thousands, except operating income margin, ratio and operating data)
AMOUNTS UNDER U.S. GAAP
Statement of Income Data:
Revenues	$904,151		$927,075		$928,176		$915,627		$888,149
Cost of sales, selling and administrative expenses	723,184		717,226		719,733		694,081		655,703
Amortization	24,501		28,703		36,610		30,355		26,038
Financial expenses	41,717		46,396		44,636		38,242		40,230
(Gain) loss on valuation and translation of financial instruments	(22,748)		(6,590)		2,595		5,785		9,274
Restructuring of operations and impairment of assets (2)	26,466		9,882		17,033		—		—
Equity loss on investment in and impairment of equity investment in SUN TV	1,830		2,410		11,071		2,747		147
Gain on refinancing of long-term debt and disposition of business	—		—		—		(1,856)		(8,000)

Income before income taxes and non-controlling interest	109,201		129,048		96,498		146,273		164,757
Income taxes (3)	14,755		18,901		(10,281)		(8,224)		8,389
Non-controlling interest	348		1,095		1,498		1,488		1,341
Net income	$94,098		$109,052		$105,281		$153,009		$155,027

Balance Sheet Data (at year end):
Cash and cash equivalents	$—		$7,261		$3,865		$22,820		$33,594
Total assets (4)	1,294,844		1,719,797		1,767,246		2,525,560		2,397,041
Total debt	752,262		1,032,313		1,061,463		1,729,688		1,603,245
Capital stock	272,428		272,428		261,801		301,801		301,801
Shareholder’s equity	297,286		320,331		291,779		317,306		339,816
Cash dividends declared	134,000		82,000		95,500		169,653		135,115

Other Financial Data (unaudited):
Operating income (5)	$180,967		$209,849		$208,443		$221,546		$232,446
Operating income margin (5)	20.0%		22.6%		22.5%		24.2%		26.2%
Ratio of earnings to fixed charges (6)	3.3	x	3.6	x	2.9	x	4.4	x	4.8	x

(1)	During 2004, we determined that one of our financial instruments, used to hedge foreign exchange fluctuations on a portion of the principal and interest of our 7 5/8% Senior Notes due 2013, was no longer providing an effective hedge. Accordingly, we discontinued the application of hedge accounting for that financial instrument and the associated debt on April 1, 2004. For the year ended December 31, 2008, we recorded a gain on financial instruments of $48.7 million (2007 — loss of $25.8 million; 2006 — loss of $3.6 million; 2005 — loss of $10.9 million), offset by an unrealized foreign currency translation loss of $34.3 million (2007 — gain of $33.0 million; 2006 — gain of $2.9 million; 2005 — gain of $7.6 million) on the portion of our Senior Notes for which hedge accounting is no longer used. Despite our discontinuation of hedge accounting for that financial instrument and the associated debt, as required by CICA Handbook Section 3865, Hedges, we believe that all of our financial instruments continue to adequately serve their original intended purpose of managing our exposure to fluctuations in foreign currency exchange rates.

(2)	During 2008, the Company recorded charges of approximately $26.5 million for the restructuring of its operations, mainly related to the elimination of positions at several publications. These restructuring initiatives are described in further detail under “Item 5. Operating and Financial Review and Prospects” and in Note 4 to our audited consolidated financial statements included in “Item 17. Financial Statements” of this annual report.

(3)	Net cash payments for income taxes on continuing operations were $1.1 million in the year ended December 31, 2008 (2007 — $1.3 million; 2006 — $2.3 million; 2005 — $1.3 million). The net cash receipts for income taxes were $10.7 million in the year ended December 31, 2004. The existence of cash tax receipts in 2004 was the result of transactions we entered into with Quebecor Media to reduce our tax obligations. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity and Capital Resource Requirements — Purchase and/or sale of Preferred Shares of Quebecor Media, Mirabel and SUN TV and convertible obligations issued to and/or redeemed from Quebecor Media, Mirabel and SUN TV.”

(4)	Total assets as of December 31, 2008 include our investment in Imprimerie Mirabel Inc. (“Mirabel”) and SUN TV preferred shares of $199.8 million. Our investment in Quebecor Media and SUN TV preferred shares was $569.8 million, $589.4 million, $1.282 billion and $1.140 billion as of December 31, 2007, 2006, 2005 and 2004, respectively. See Note 7(a) to our audited consolidated financial statements included in “Item 17. Financial Statements” of this annual report.

(5)	In its analysis of operating results, Sun Media uses the supplemental financial measure operating income. Sun Media defines operating income as net income before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations and impairment of assets, equity loss on investment in and impairment of equity investment in SUN TV, income taxes and non-controlling interest. Operating income, and ratios using this measure, are not required by or recognized under Canadian GAAP or U.S. GAAP. Operating income is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Operating income is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Operating income has limitations as an analytical tool, including: it does not reflect financial expenses, including interest payments, or the cash required to pay interest and other financial expenses; it does not reflect income tax expense or the cash required to pay income taxes; although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures; it does not reflect the cash required to pay expenses relating to our restructuring initiatives; it does not reflect cash outlays for future contractual commitments; and it does not reflect impairments or equity losses, including our equity losses in and advances to SUN TV. You should note that Sun Media’s definition of operating income may not be identical to similarly titled measures reported by other companies, limiting the usefulness of operating income as a comparative measure. Sun Media provides a reconciliation of operating income to net income and to cash provided by operating activities under Canadian GAAP and U.S. GAAP under “Item 5. Operating and Financial Review and Prospects — Operating Results and Operating Income”.

(6)	For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of net income before income taxes and non-controlling interest and fixed charges, and (ii) fixed charges consist of interest expensed and capitalized on long-term debt, plus amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense.

(7)	Circulation figures represent the average daily paid circulation for the period indicated and include only the 17 paid daily newspapers that we publish.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors
     This section describes some of the risks that could materially affect our business, revenues, results of operations and financial condition, as well as the market value of our 7 5/8% Senior Notes due 2013, which we refer to as our “Senior Notes”. The risks below are not the only ones that we face. Some risks may not yet be known to us and some that we do not currently believe to be material could later turn out to be material. The factors below should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained in “Cautionary Statement Regarding Forward-Looking Statements” at the forepart of this annual report.
We face substantial competition for advertising. In addition, advertising spend is being affected by the recent deterioration in certain economic conditions as well as the continuing fragmentation of the media landscape.
     Advertising revenue is our primary source of revenue. Our revenues and operating results depend on the relative strength of the economy in our principal newspaper markets as well as the strength or weakness of local, regional and national economic factors, since these economic factors affect the levels of retail, national and classified newspaper advertising revenue. Since a significant portion of our advertising revenue is derived from retail and automotive sector advertisers, the recent weakness in these sectors and in the real estate industry has had an adverse impact on our revenues and results of operations. Continuing or deepening softness in the Canadian or U.S. economy could further adversely affect key national advertising, such as automotive, retail and classified employment revenue.
     In addition to the impact of economic cycles, the newspaper industry is seeing fundamental changes, including the growing availability of free access to media, shifting readership habits, digital transferability, the advent of real-time information and secular changes in the advertising market. As a result, competition in the advertising market comes not only from other newspapers (including other national, metropolitan (both paid and free) and suburban newspapers), magazines and more traditional media platforms, such as broadcasters, cable systems and networks, satellite television and radio, direct marketing and solo and shared mail programs, but also from digital media technologies, which have introduced a wide variety of media distribution platforms (including, most significantly, the Internet and distribution over wireless devices) to consumers and advertisers. While we continue to pursue initiatives to offer value-added advertising solutions to our advertisers, such as our recent launch of online e-editions of a number of Sun Media’s newspapers, we may not be successful in retaining our historical share of advertising revenues.
     These factors could have a material adverse effect on our revenues, results of operations, financial condition, business and prospects. See also the risk factor titled “—We face substantial competition for readership. Our circulation levels may continue to decline as consumers migrate to other media alternatives, which could have a material adverse effect on our revenues, results of operations, financial condition, business and prospects”.
We face substantial competition for readership. Our circulation levels may continue to decline as consumers migrate to other media alternatives, which could have a material adverse effect on our revenues, results of operations, financial condition, business and prospects.
     Revenue generation in the newspapers business depends in large part on advertising revenues, which are in turn driven by readership and circulation levels, as well as market demographics, price, service and advertiser results. Readership and circulation levels tend to be based upon the content of the newspaper, service, availability and price. In recent years, we, along with the newspaper industry as a whole, have experienced difficulty maintaining circulation volume and revenues because of, among other things, competition from other newspapers and other media platforms

(often free to the user), such as the Internet and wireless devices, as well as the declining frequency of regular newspaper buying, particularly among young people, who increasingly rely on non-traditional media as a source of news. A prolonged decline in readership and circulation levels would have a material effect on the rate and volume of our advertising revenues (as rates reflect circulation and readership, among other factors), and it could also affect our ability to institute circulation price increases for our print products, all of which could have a material adverse effect on our results of operations, financial condition, business and prospects. To maintain our circulation base, we may incur additional costs, and we cannot assure you that we will be able to recover these costs through increased circulation and advertising revenues.
Our content may not attract a large or growing readership, which may limit our ability to generate advertising and circulation revenue.
     A significant portion of our revenues is derived from advertising and circulation revenues. Advertising and circulation revenues are largely dependent upon audience acceptance or readership, which is in large part a function of the content and quality offered, and is influenced by factors such as increased competition from new media sources other than traditional newspapers (often free to users), quality and acceptance of other competing content in the marketplace, general economic conditions, shifting consumer preferences, public tastes generally and other intangible factors. These factors continue to evolve rapidly and many are beyond our control. If our ability to generate advertising revenue is limited, we may need to develop new or alternative revenue sources, and, to maintain our circulation base, we may incur additional costs, which costs we might not be able to recover through circulation and advertising revenues. There can be no assurance that we would be able to develop any such new revenue sources or maintain our circulation base, and any such limitation of our ability to generate revenue could have a material adverse effect on our business, financial condition and results of operations.
Two of our publications represent a significant portion of our revenue.
     The Journal de Montréal and the Toronto Sun have historically represented a significant portion of our revenue, and we expect that they will continue to do so for the foreseeable future. The Journal de Montréal accounted for approximately 17.7% of our revenue and the Toronto Sun accounted for approximately 10.2% of our revenue in the year ended December 31, 2008. A significant decline in the performance of either the Journal de Montréal or the Toronto Sun or in general advertising spending in the markets they serve could cause our revenue to decrease significantly and could have a material adverse effect on our business, financial condition and results of operations. A labour dispute involving the editorial, classified, sales support and business office staff of the Journal de Montréal is currently ongoing, which is likely to adversely affect current operations at the Journal de Montréal. See also the risk factor titled “— We may be adversely affected by strikes and other labour protests” below.
We may not successfully implement our business and operating strategies.
     Our business and operating strategies include restructuring initiatives, increasing advertising and circulation revenues, expanding complementary products and services, reducing costs, achieving efficiencies through geographic clustering, consolidating certain business functions, and further integrating our newspaper operations with the operations of the Quebecor Media group of companies. For example, these initiatives include the integration under a unified executive leadership of Sun Media’s operations and the Internet/Portal operations of Canoe (a wholly-owned subsidiary of Quebecor Media that is Sun Media’s affiliate but not a subsidiary of Sun Media or included in Sun Media’s consolidated financial statements), as well as the launch in the autumn of 2008 of online e-editions of a number of our newspapers. In addition, subsequent to Quebecor Media’s acquisition of Osprey Media Income Fund (“Osprey Media”), a significant community newspaper publishing company in Ontario, our management has developed and will continue to develop strong relationships between Osprey Media’s operations and Sun Media’s existing newspaper operations (although Osprey Media is not a subsidiary of Sun Media nor is it legally integrated or merged with Sun Media and is not included in Sun Media’s consolidated financial statements). We also recently transitioned the printing of certain of Sun Media’s publications to two new Quebecor Media printing facilities.
     The anticipated benefits of these integration strategies will depend in part upon whether these operations can be integrated in an efficient and effective manner. The integration of business organizations and operations requires the dedication of resources and management attention, and may interfere with Sun Media’s business or day-to-day operations. We may not be able to implement these strategies fully or realize their anticipated results without incurring significant costs or at all. In addition, our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, increased ongoing operating costs, regulatory developments, general or local economic conditions, increased competition and the other factors described in this “Risk Factors” section. Any material failure to implement our strategies could have a material adverse effect on our reputation, business, financial condition, prospects and results of operations and on our ability to meet our obligations, including our ability to service our indebtedness.
We may be adversely affected by variations in the cost of newsprint. In addition, our operations are labour intensive, resulting in a relatively high fixed-cost structure.
     Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2008, Sun Media’s total newsprint consumption was approximately 155,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented 12.4% ($90.2 million) of our cost of sales, selling and administrative expenses for the year ended December 31, 2008. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our results of operations and our financial condition.
     In order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer. Pursuant to the terms of our agreement with this producer, we obtain newsprint at a discount to market prices, receive additional volume rebates for purchases above certain thresholds, and benefit from a ceiling on the unit cost of newsprint. Our agreement with this supplier is a short-term agreement, and there can be no assurance that we will be able to renew this agreement or that this supplier will continue to supply newsprint to us on favourable terms or at all after the expiry of our agreement. If we are unable to continue to source newsprint from this supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could materially adversely affect our liquidity, results of operations and financial condition.
     In addition, since newspaper publishing is labour intensive and our operations are located across Canada, our business has a relatively high fixed cost structure. During periods of economic contraction, our revenue may decrease while certain costs remain fixed, resulting in decreased earnings.
We may be adversely affected by strikes and other labour protests.
     As of December 31, 2008, approximately one-third of our employees were unionized. As a result, we are required to negotiate the wages, salaries, benefits, staffing levels and other terms with many of our employees collectively. As of February 28, 2009, three of our collective bargaining agreements, representing 315, or 20.9%, of our unionized employees, have expired. Negotiations regarding these three collective bargaining agreements are either in progress or will be undertaken in 2009. Our 39 other collective bargaining agreements, representing approximately 1,195 unionized employees, are scheduled to expire on various dates through 2013.
     We have in the past experienced labour disputes which have disrupted our operations, resulted in damage to our network or our equipment and impaired our growth and operating results, including a labour dispute which involved unionized pressroom, newsroom and office employees of the Journal de Québec between April 2007 and August 2008 and a labour disruption involving the pressroom at the Journal de Montréal between June 2006 and February 2007. A labour dispute involving the editorial, classified, sales support and business office staff of the Journal de Montréal is currently ongoing, and on January 24, 2009, we announced the lock-out of these employees. We cannot predict the outcome of the current dispute at the Journal de Montréal, although we currently anticipate that any prolonged lock-out or strike would have an adverse effect on operations at the newspaper, despite our current ability to continue its circulation. Nor can we predict the outcome of our other current or future negotiations relating to labour disputes, union representation or the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and/or service interruption, which could adversely affect our business, assets, financial position, results of operations and reputation. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and results of operations, including if current or future labour negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs is limited by the terms of our collective bargaining agreements.
We may be adversely affected by litigation and other claims.
     In the normal course, we are involved in various legal proceedings and other claims relating to the conduct of our business. Although, in the opinion of our management, the outcome of current pending claims and other litigation is not expected to have a material adverse effect on our reputation, results of operations, liquidity or financial position, a negative outcome in respect of any such claim or litigation could have such an adverse effect. Moreover, the cost of defending against lawsuits and diversion of management’s attention could be significant.
We depend on key personnel.
     Our success depends to a large extent upon the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, retain and train such employees could have a material adverse effect on our business, financial condition or operating results. In addition, to implement and manage our business and operating strategies effectively, we must maintain a high level of content quality, efficiency and performance, continue to enhance our operational and management systems, and continue to effectively attract, train, motivate and manage our employees. If we are not successful in these efforts, it may have a material adverse effect on our business, prospects, results of operations and financial condition.
Our indebtedness and significant interest payment requirements could adversely affect our financial condition and prevent us from fulfilling our obligations, including our obligations under our Senior Notes.
     We currently have a substantial amount of debt. As of December 31, 2008, we had $292.3 million of long-term debt, excluding our subordinated loans to Quebecor Media and convertible obligations issued to related parties (see “Item 7. Major Shareholders and Related Party Transactions — Certain Relationships and Related Party Transactions”). Our indebtedness and interest payment obligations could have significant consequences, including the following:
•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to making interest and principal payments on our indebtedness, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt or greater financial resources; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds on commercially reasonable terms, if at all.
     Although we are leveraged, the terms of our existing debt instruments do not prohibit us or our subsidiaries, if any, from incurring certain additional indebtedness in the future. If we incur additional debt, the risks we now face as a result of our leverage could intensify. See also the risk factor, “Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities” below.

Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.
     The terms of outstanding debt instruments contain operating and financial covenants restricting our ability to, among other things:
•	incur additional debt;

•	pay dividends and make other restricted payments;

•	create or permit certain liens;

•	use the proceeds from sales of assets and subsidiary stock;

•	engage in certain transactions with affiliates;

•	enter into sale and leaseback transactions; and

•	enter into mergers, consolidations and transfers of all or substantially all of our assets.
     Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in an acceleration of our debt and cross-defaults under our other debt. This acceleration and these cross-defaults could require us to repay or repurchase debt prior to the date it would otherwise be due, which could adversely affect our financial condition. In addition, if we incur additional debt in the future, we may be subject to additional covenants, which may be more restrictive than those that we are subject to now. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.
We need a significant amount of cash to service our debt. Our ability to generate cash depends on many factors beyond our control.
     Our ability to meet our debt service requirements depends on our ability to generate cash. Our ability to generate cash to service our debt depends on many factors beyond our control, such as competition, general economic conditions and newsprint prices. We cannot provide assurance that we will generate sufficient cash flow from operations or that future cash flow will be available to us in amounts sufficient to meet our obligations under our indebtedness or to fund our other liquidity needs.
We may need to refinance certain of our indebtedness. Our inability to do so on favourable terms, or at all, could have a material adverse effect on us.
     We may need to refinance certain of our existing debt instruments at their term. Our ability to obtain additional financing to repay our existing debt at maturity will depend upon a number of factors, including prevailing market conditions and our operating performance. The tightening of credit availability and the well-publicized challenges affecting global capital markets could also limit our ability to refinance our existing maturities. There can be no assurance that any such financing will be available to us on favourable terms or at all. See also the risk factor “If the world-wide financial crisis continues, the volatility and disruptions in the capital and credit markets could adversely affect our business, including affecting the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they come due” below.
If the world-wide financial crisis continues, the volatility and disruptions in the capital and credit markets could adversely affect our business, including affecting the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they come due.
     The capital and credit markets have been experiencing extreme volatility and disruption. In the fourth quarter of 2008, the volatility and disruption reached unprecedented levels. The markets have exerted extreme downward pressure on stock prices and upward pressure on the cost of new debt capital and have severely restricted credit availability for most companies.

     The disruptions in the capital and credit markets have also resulted in higher interest rates on issuances of debt securities and increased costs under credit facilities. Continuation of these disruptions could increase our interest expense, adversely affecting our results of operations and financial position.
     Our access to funds under our revolving credit facility is dependent on the ability of the financial institutions that are parties to those facilities to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under our revolving credit facility are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others.
     Longer term volatility and continued disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect our access to the liquidity needed for our business in the longer term. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged.
     Continued market disruptions could cause broader economic downturns, which may lead to lower demand for certain of our products. Events such as these adversely impact our results of operations, cash flows and financial position. See also the risk factor “We face substantial competition for advertising. In addition, advertising spend is being affected by the recent deterioration in certain economic conditions as well as the continuing fragmentation of the media landscape” above.
A substantial portion of our long-term debt is tied to variable interest rates.
     As of December 31, 2008, and after taking into account related derivative instruments to which we are party, approximately 89.2% of our long-term debt is tied to variable interest rates. Interest rates are currently at relatively low levels, and an increase in interest rates would increase our debt service requirements and could have an adverse impact on our liquidity and financial results. Sun Media may from time to time modify its exposure to variable interest rates through the use of financial instruments.
We may not be able to finance an offer to purchase our Senior Notes following a change of control as required by the indenture governing our Senior Notes because we may not have sufficient funds at the time of the change of control or our credit facilities may not allow the repurchases.
     If we experience a change of control, as that term is defined in the indenture governing our Senior Notes, or if we dispose of significant assets under specified circumstances, we may be required to make an offer to repurchase all of our Senior Notes prior to maturity. We cannot assure you that we will have sufficient funds or be able to arrange for additional financing to repurchase our Senior Notes following such change of control or asset sale. There is no sinking fund with respect to our Senior Notes.
     In addition, under our credit facilities, a change of control would be an event of default. Any future credit agreement or other agreements relating to our senior indebtedness to which we become a party may contain similar provisions. Similarly, our failure to repurchase the Senior Notes upon a change of control would, under the indenture governing our Senior Notes, constitute an event of default. Any such default could in turn constitute an event of default under future senior indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, we may not have sufficient funds to repurchase the Senior Notes and repay the debt.
We may be adversely affected by exchange rate fluctuations.
     Most of our revenues and expenses, other than interest expenses and principal repayments on U.S. dollar-denominated debt, are denominated in Canadian dollars. A substantial portion of our indebtedness is denominated in U.S. dollars, and interest, principal and any premium on our indebtedness, including our outstanding Senior Notes, will have to be paid in U.S. dollars. As a result, we are exposed to foreign currency exchange risk. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign exchange gains or losses. Although we have entered into transactions to hedge the exchange rate risk with respect to 100% of our U.S. dollar-denominated debt outstanding at December 31, 2008, these hedging transactions could, in certain circumstances, prove economically ineffective and may in the future not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions.
     In addition, certain cross-currency interest rate swaps that we have entered into, and may in the future enter into, include an option that allows each party to unwind the transaction on a specific date at the then-fair value.
     The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount Sun Media would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2008, the net aggregate fair value of our derivative financial instruments and other financial instruments was negative $298.4 million. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this Annual Report.
     Certain of the commodities we consume in our daily operations are traded on commodities exchanges or are negotiated on their respective markets in U.S. dollars. Therefore, although we pay our suppliers in Canadian dollars, the prices we pay for such commodities may be affected by currency exchange rate fluctuations, and such price changes could be material and could have an adverse effect on our liquidity and results of operations. We may in the future enter into transactions to hedge the exchange rate risk related to the prices of some of these commodities.
We are subject to a variety of environmental laws and regulations.
     We are subject to a variety of environmental laws and regulations. Substantially all of our facilities are subject to federal, provincial, state and municipal laws concerning, among other things, emissions to the air, water and sewer discharge, the handling and disposal of hazardous materials and waste, recycling, the soil remediation of contaminated sites, or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things regulate employee exposure to hazardous substances in the workplace, also govern our operations. Failure to comply with present or future laws or regulations could result in substantial liability to us. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. We have monitored these changes closely and have modified our practices where necessary or appropriate. Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, including uses related to historic publishing operations, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. We are not currently conducting or planning any material study or remedial measure, and none has been required by regulatory authorities. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination. See also “Item 4. Information on the Company — Regulation”.
Our auditors are not required to issue a report on our internal control over financial reporting in this annual report.
     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate internal control structures and procedures for financial reporting, and to prepare a report which contains an assessment of the effectiveness of our internal control over financial reporting. Management’s report on our internal controls over financial reporting is included in “Item 15. Controls and Procedures” of this annual report. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related temporary SEC rules, this annual report does not include a report of the Company’s registered public accounting firm on our internal control over financial reporting.

     While we have concluded that our internal control over financial reporting was effective as of December 31, 2008, we cannot be certain that, when our auditors are required to perform an audit of our internal control over financial reporting, they will deliver their report without identifying areas for further attention or improvement, including material weaknesses.
We will adopt new accounting standards in 2011, and this adoption may have a material impact on our financial statements.
     In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. For our 2011 interim and annual financial statements, we will be required to report under IFRS and to provide IFRS comparative information for the 2010 fiscal year.
     IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. In order to prepare for the transition to IFRS, we have established an IFRS implementation team which includes senior levels of management from all relevant departments and subsidiaries, and have engaged an external expert advisor.
     We have completed a diagnostic impact assessment, including a high-level analysis of potential consequences to financial reporting, business processes, internal controls and information systems. Initial training has been provided to key employees and further investment in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS. We continue to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS. At this time, the impact of this changeover on our future financial position and results of operations is not yet determinable.
     The adoption will result in changes to our reported financial position and results of operations, and these changes may be material. Moreover, the restatement of our 2010 financial statements for comparative purposes may be significant. In addition, IFRS could have an effect on the computation of our debt covenants and of certain other contractual obligations. In particular, although the adoption IFRS will not change our actual cash flows, our covenants linked to financial ratios may be affected by the adoption of IFRS in ways that are difficult to predict at this time.
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
     Also, Quebecor Media is a holding company with no significant assets other than its equity interests in its subsidiaries. Its principal source of cash needed to pay its own obligations is the cash that we and other subsidiaries generate from operations and borrowings. We have the ability to pay significant dividends under the terms of our indebtedness and applicable law and currently expect to make distributions to our shareholder in the future, subject to the terms of our indebtedness and applicable law.
     Quebecor Media and certain of its subsidiaries have also entered into certain transactions with us to consolidate tax losses within the Quebecor Media group and Quebecor Inc. As a result of these transactions, we recognize significant income tax benefits. Quebecor Media may unwind these transactions at any time at its discretion, eliminating our ability to reduce our income tax obligations. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity and capital resource requirements — Purchase and/or sale of Preferred Shares of Quebecor Media, Mirabel and SUN TV and convertible obligations issued to and/or redeemed from Quebecor Media, Mirabel and SUN TV”.

Item 4. INFORMATION ON THE COMPANY
A.	History and Development of the Company
     Our legal and commercial name is Sun Media Corporation. Our principal executive office is located at 333 King Street East, Toronto, Ontario, Canada M5A 3X5, and our telephone number is (416) 947-2222. Our registered office is located at 2200-1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9.
     We are a corporation resulting from the amalgamation under the Canada Business Corporations Act on February 28, 1999 of 2944707 Canada Inc., which was incorporated on August 11, 1993, and Sun Media Corporation, which was continued from Ontario into the federal jurisdiction on February 12, 1999. We received certification and were continued from the federal jurisdiction into the jurisdiction of the province of British Columbia on July 3, 2001. We are an indirect, wholly-owned subsidiary of Quebecor Media. We conduct our business operations primarily through our operating divisions within Sun Media.
     On December 27, 2008, our two significant subsidiaries, Bowes Publishers Limited and Sun Media (Toronto) Corporation, were amalgamated with their parent company, Sun Media Corporation. In addition, also on December 27, 2008, Le Courrier du Sud (1998) inc. was wound-up into Sun Media’s Community Newspaper group. Following these reorganization transactions, Sun Media Corporation no longer had any significant subsidiaries.
     Our agent for service of process in the United States in respect of our 7 5/8% Senior Notes due 2013 is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.
     Since December 31, 2005, we have completed several business acquisitions and other transactions through our direct and indirect subsidiaries, including, among others, the following:
•	In November 2006, Sun Media launched the 24 Hours commuter daily in Ottawa. In addition, in February 2007, Sun Media launched two new commuter papers in Alberta, one in Calgary and one in Edmonton.

•	During the third quarter of 2007, Sun Media acquired the remaining 50.0% non-controlling interest in Vancouver 24 Hours for net cash consideration of $4.5 million.

•	In addition, during the third quarter of 2007, Sun Media increased its interest in Le Courrier du Sud (1998) inc. from 50.00% to 75.01% for cash consideration of $7.9 million, and in July 2008, Sun Media acquired the remaining 24.99% shares of Le Courrier du Sud (1998) inc. for cash consideration of $7.2 million.
Business Overview
     Sun Media publishes Canada’s largest national chain of tabloids and community newspapers. With a 20.9% market share, Sun Media is also the second largest newspaper publisher in Canada in terms of weekly paid circulation, according to statistics published by the Canadian Newspaper Association, or “CNA” for the six months ended March 31, 2007, which is the most recent available data. Sun Media publishes 201 publications across Canada, both in urban markets, including nine of the top ten urban markets in Canada, and in community markets. We publish 17 paid daily newspapers, and according to the NADbank® Study referred to below in section “— Our Newspaper Operations — The Urban Daily Group — Paid daily newspapers” of this annual report, each of Sun Media’s eight urban daily newspapers ranks either first or second in its market in terms of weekly readership. Sun Media also publishes 178 weekly newspapers, shopping guides, and agricultural and other specialty publications, as well as six free daily commuter publications: 24 Hours in Toronto, Vancouver, Ottawa, Calgary and Edmonton and 24 Heures in Montréal. As of December 31, 2008, the combined weekly paid circulation of our daily newspapers was approximately 6.3 million copies, and the combined weekly circulation of our free dailies was approximately 3.5 million copies, according to internal statistics. Sun Media also owns a 25.0% interest in SUN TV, a general interest television station in Toronto, Ontario.
     We also provide a range of distribution services through our distribution business, Messageries Dynamiques.

     Furthermore, we provide a range of commercial printing and other related services to third parties through a national network of production and printing facilities and distribute newspapers and magazines for other publishers across Canada.
     For the year ended December 31, 2008, we generated revenues of $904.2 million and operating income of $179.6 million. For this same period, we derived 78.5% of our revenues from advertising, 16.0% from circulation, and 5.5% from commercial printing and other revenues. For the year ended December 31, 2007, we generated revenues of $927.1 million and operating income of $210.9 million. For this same period, we derived 79.9% of our revenues from advertising, 16.1% from circulation, and 4.0% from commercial printing and other revenues.
Canadian Newspaper Publishing Industry Overview
     Newspaper publishing is the oldest segment of the advertising-based media industry in Canada. The industry is mature and is dominated by a small number of major newspaper publishers largely segmented in different markets and geographic areas, of which we are the second largest with a combined average weekly circulation (paid and unpaid) of approximately 13.4 million copies, according to internal statistics. According to the CNA’s circulation data for the six months ended March 31, 2007 (the “CNA’s Circulation Data”), the most recent data available, our 20.9% market share of paid weekly circulation for Canadian daily newspapers is exceeded only by CanWest MediaWorks Inc., with a 27.3% market share, and is followed by Torstar Corporation (14.2%), Power Corporation (10.0%), CTV Globemedia (6.6%), and our sister company Osprey Media (5.5%).
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
     Newspaper publishers derive revenue primarily from the sale of retail, classified, national and insert advertising, and to a lesser extent through paid subscriptions and single copy sales of newspapers. The mature nature of the Canadian newspaper industry has resulted in limited growth, if any, for traditional newspaper publishers, for many years, and the newspaper industry is now undergoing fundamental changes, including the growing availability of free access to media, shifting readership habits, digital transferability, the advent of real-time information and secular changes in the advertising market. As a result of these changes in the market, competition in the newspaper industry now comes not only from other newspapers (including other national, metropolitan (both paid and free) and suburban newspapers), magazines and more traditional media platforms, such as broadcasters, cable systems and networks, satellite television and radio, direct marketing and solo and shared mail programs, but also from digital media technologies, which have introduced a wide variety of media distribution platforms (including, most significantly, the Internet and distribution over wireless devices) to consumers and advertisers. As a result, the newspaper industry is facing challenges to retain its revenues and circulation/readership, as advertisers and readers become increasingly fragmented in the increasingly populated media landscape.
Advertising and Circulation
     Advertising revenue is our largest source of revenue and represented 78.5% of our total revenues in 2008. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. Our strategy is to maximize advertising revenue by providing advertisers with a range of pricing and marketing alternatives to better enable them to reach their target audience. Our newspapers offer a variety of advertising alternatives, including full-run advertisements in regular sections of the newspaper targeted to different readers (including automotive, real estate and travel), geographically-targeted inserts, special interest pullout sections and advertising supplements.

     Sun Media’s principal categories of advertising revenues are classified, retail and national advertising. Classified advertising has traditionally accounted for the largest share of our advertising revenues in our urban daily newspapers (49.1% in the year ended December 31, 2008) followed by retail advertising (31.9% in the same period) and national advertising (16.4% in the same period). Classified advertising is made up of four principal sectors: automotive, private party, recruitment and real estate. Automotive advertising is the largest classified advertising category, representing about 48.2% of all of our classified advertising in terms of revenue for the year ended December 31, 2008. Retail advertising is display advertising principally placed by local businesses and organizations. Most of our retail advertisers are department stores, electronics stores and furniture stores. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Our national advertisers are principally in the retail automotive sector.
     In the smaller community papers, substantially all of our advertising revenues are derived from local retailers and classified advertisers. These newspapers publish advertising supplements with specialized themes such as agriculture, tourism, home improvement and gardening to encourage advertisers to purchase additional linage in these special editions.
     We believe our advertising revenues are diversified not only by category (classified, retail and national), but also by customer and geography. For the year ended December 31, 2008, our top ten national advertisers accounted for approximately 6.8% of the total advertising revenue and approximately 5.3% of our total revenue. In addition, because we sell advertising in numerous regional markets in Canada, the impact of a decline in any one market can be offset by strength in other markets.
     Circulation sales are our second-largest source of revenue and represented 16.0% of total revenues in 2008. In the large urban markets, newspapers are available through newspaper boxes and retail outlets Monday through Sunday. We offer daily home delivery in each of our newspaper markets. We derive our circulation revenues from single copy sales and subscription sales. Our strategy is to increase circulation revenue by adding newspaper boxes and point-of-sale locations, as well as expanding home delivery. In order to increase readership, we are expanding coverage of local news in our newspapers and targeting editorial content to identified groups through the introduction of niche products.
     In order to respond to the ongoing transformation of the newspaper industry, which has affected advertising revenues and circulation levels in recent years, and to make adjustments in respect of the recent deterioration of economic conditions that have affected many of our advertisers (such as in the automotive sector), we are undertaking initiatives to leverage synergies and convergence with our affiliates in the Quebecor Media group. These initiatives include the integration under a unified executive leadership of Sun Media’s operations and the Internet/Portal operations of Canoe (a wholly-owned subsidiary of Quebecor Media that is Sun Media’s affiliate but not a subsidiary of Sun Media or included in Sun Media’s consolidated financial statements), as well as the launch in the autumn of 2008 of online e-editions of a number of our newspapers. This latter initiative provides our advertisers with added-value and exposure on the Internet platform, which we hope will allow us to retain and secure certain advertising revenues.
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
     Our parent company, Quebecor Media, operates a printing facility located in Islington, Ontario. 24 Hours in Toronto and the Toronto Sun are printed at this facility. In addition, Quebecor Media operates a printing facility located in Mirabel, Quebec. This printing facility prints the Journal de Montréal and 24 Heures (Montréal), as well as certain of our Quebec community publications.
The Urban Daily Group
     Our Urban Daily Group is comprised of eight paid daily newspapers, six free daily commuter publications and three free weekly publications.
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
     As of December 31, 2008, on a combined weekly basis the eight paid daily newspapers in our Urban Daily Group have a circulation of approximately 6.0 million copies, according to internal statistics. These newspapers hold either the number one or number two position in each of their respective markets in terms of weekly readership. In addition, on a combined basis, over 50% of our readers do not read our principal competitor’s newspaper in each of our urban daily markets, according to data from the NADbank® Study referred to below.
     Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by an independent survey conducted by NADbank Inc. According to the NADbank® 2007 Study (the “NADbank® Study”), the most recent available survey, readership estimates are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank Inc. who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.
     The following table lists our paid daily newspapers and their respective readership in 2007 as well as their market position by weekly readership during that period:

	2007 Average Readership			Market Position
Newspaper	Saturday	Sunday	Mon-Fri	by readership (1)
Journal de Montréal	611,600	397,500	588,000	1
Journal de Québec	199,500	119,900	165,700	1
Toronto Sun	515,200	731,100	638,000	2
London Free Press	170,700	111,600	167,000	1
Ottawa Sun	106,400	98,000	123,100	2
Winnipeg Sun	97,500	92,200	115,700	2
Edmonton Sun	131,300	158,100	168,100	2
Calgary Sun	121,400	148,100	155,600	2

Total Average Readership	1,953,600	1,856,500	2,121,200

(1)	Based on weekly readership data published by the NADbank® Study.
     Journal de Montréal. The Journal de Montréal is published seven days a week and is distributed by Messageries Dynamiques, our division that specializes in the distribution of publications. According to the CNA’s Circulation Data, the Journal de Montréal ranks second in paid circulation among non-national dailies in Canada and first among French-language dailies in North America. The Journal de Montréal is the number one newspaper in its market in terms of weekly readership according to the NADbank® Study. The main competitors of the Journal de Montréal are La Presse and The Montreal Gazette.

     The following table presents the average daily circulation of the Journal de Montréal for the periods indicated:

	Year ended December 31,
	2008	2007	2006
Journal de Montréal
Saturday	302,500	303,700	309,300
Sunday	257,600	260,600	263,700
Monday to Friday	260,700	262,900	263,400

Source: Internal Statistics
     Journal de Québec. The Journal de Québec is published seven days a week and is distributed by Messageries Dynamiques. The Journal de Québec is the number one newspaper in its market in terms of weekly readership according to the NADbank® Study. The main competitor of the Journal de Québec is Le Soleil.
     The following table presents the average daily paid circulation of the Journal de Québec for the periods indicated:

	Year ended December 31,
	2008	2007	2006
Journal de Québec
Saturday	124,300	125,200	127,400
Sunday	104,100	107,000	107,300
Monday to Friday	103,100	104,300	104,500

Source: Internal Statistics
     Toronto Sun. The Toronto Sun is published seven days a week and has its own distribution network to serve the greater metropolitan Toronto area. The Toronto Sun is the number two non-national daily newspaper in its market in terms of weekly readership according to the NADbank® Study.
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
     The following table presents the average daily circulation of the Toronto Sun for the periods indicated:

	Year ended December 31,
	2008	2007	2006
Toronto Sun
Saturday	159,200	160,800	149,000
Sunday	322,300	332,500	328,500
Monday to Friday	187,200	188,900	189,900

Source: Internal Statistics
     London Free Press. The London Free Press, one of Canada’s oldest daily newspapers, emphasizes national and local news, sports and entertainment and is distributed throughout the London area through its own network. It is the only local daily newspaper in its market.

     The following table reflects the average daily circulation of the London Free Press for the periods indicated:

	Year ended December 31,
	2008	2007	2006
London Free Press
Saturday	92,000	96,400	100,400
Sunday	60,300	61,900	62,800
Monday to Friday	79,100	81,600	84,200

Source: Internal Statistics
     The London Free Press also publishes the London Pennysaver, a free weekly community shopping guide with circulation of approximately 145,800 as of December 31, 2008, according to internal statistics.
     Ottawa Sun. The Ottawa Sun is published seven days a week and is distributed throughout the Ottawa region through its own distribution network. The Ottawa Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study. It competes daily with the English language broadsheet, the Ottawa Citizen, and also with the French language paper, Le Droit.
     The following table reflects the average daily paid circulation of the Ottawa Sun for the periods indicated:

	Year ended December 31,
	2008	2007	2006
Ottawa Sun
Saturday	40,700	42,900	44,100
Sunday	45,500	49,700	51,200
Monday to Friday	48,400	49,800	50,500

Source: Internal Statistics
     The Ottawa Sun also publishes the Ottawa Pennysaver, a free weekly community shopping guide with circulation of approximately 168,400 as of December 31, 2008, according to internal statistics.
     Winnipeg Sun. The Winnipeg Sun is published seven days a week. It serves the metropolitan Winnipeg area and has its own distribution network. The Winnipeg Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study, and it competes with the Winnipeg Free Press.
     The following table reflects the average daily circulation of the Winnipeg Sun for the periods indicated:

	Year ended December 31,
	2008	2007	2006
Winnipeg Sun
Saturday	37,000	38,000	38,200
Sunday	44,300	46,000	47,100
Monday to Friday	38,500	39,000	39,500

Source: Internal Statistics
     Edmonton Sun. The Edmonton Sun is published seven days a week and is distributed throughout Edmonton through its own distribution network. The Edmonton Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study, and it competes with Edmonton’s broadsheet daily, the Edmonton Journal.

     The following table presents the average daily circulation of the Edmonton Sun for the periods indicated:

	Year ended December 31,
	2008	2007	2006
Edmonton Sun
Saturday	58,000	59,100	64,700
Sunday	77,800	83,100	90,500
Monday to Friday	62,300	63,900	68,000

Source: Internal Statistics
     Calgary Sun. The Calgary Sun is published seven days a week and is distributed throughout Calgary through its own distribution network. The Calgary Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study, and it competes with Calgary’s broadsheet daily, the Calgary Herald.
     The following table presents the average daily circulation of the Calgary Sun for the periods indicated:

	Year ended December 31,
	2008	2007	2006
Calgary Sun
Saturday	51,600	55,400	59,000
Sunday	74,900	82,100	90,000
Monday to Friday	55,700	57,000	60,600

Source: Internal Statistics
     Free daily newspapers
     24 Heures in Montreal. Our Montreal commuter paper, 24 Heures, is a free daily newspaper with an average weekday circulation of 145,000 copies as of December 31, 2008, according to internal statistics.
     24 Hours in Toronto. Our Toronto commuter paper, 24 Hours, is a free daily newspaper with an average weekday circulation of 266,300 copies as of December 31, 2008, according to internal statistics. The editorial content of 24 Hours concentrates on the greater metropolitan Toronto area. We also publish Find-A-Rental, a free weekly residential rental guide with an average weekly circulation of approximately 32,000 copies, according to internal statistics as of December 31, 2008, to complement 24 Hours in Toronto.
     24 Hours in Vancouver. Our Vancouver commuter paper, Vancouver 24 Hours, is a free daily newspaper with an average weekday circulation of 138,900 copies as of December 31, 2008, according to internal statistics. The editorial content of Vancouver 24 Hours concentrates on the greater metropolitan Vancouver area.
     24 Hours in Ottawa. Our Ottawa commuter newspaper, 24 Hours, is a free daily newspaper with an average weekday circulation of 50,700 copies as of December 31, 2008, according to internal statistics. The editorial content of this free daily concentrates on the greater metropolitan Ottawa area.
     24 Hours in Calgary and 24 Hours in Edmonton. Our two free daily commuter papers in Alberta, 24 Hours in Calgary and 24 Hours in Edmonton, have a combined average weekday circulation of 92,100 copies as of December 31, 2008, according to internal statistics. The editorial content of each paper concentrates on the greater metropolitan area of each of these cities, respectively.

     Competition
     The newspaper industry is seeing fundamental changes, including the growing availability of free access to media, shifting readership habits, digital transferability, the advent of real-time information and secular changes in the advertising market, all of which affect the nature of competition in the newspaper industry. Competition increasingly comes not only from other newspapers (including other national, metropolitan (both paid and free) and suburban newspapers), magazines and more traditional media platforms, such as broadcasters, cable systems and networks, satellite television and radio, direct marketing and solo and shared mail programs, but also from digital media technologies, which have introduced a wide variety of media distribution platforms (including, most significantly, the Internet and distribution over wireless devices) to consumers and advertisers.
     The rate of development of opportunities in, and competition from, these digital media services, including those related to the Internet, is increasing. Through internal development programs, joint initiatives among Quebecor Media and its subsidiaries, and acquisitions, Sun Media’s efforts to explore new opportunities in news, information and communications businesses have expanded and will continue to do so. For instance, in the autumn of 2008, we launched online e-editions of a number of Sun Media’s newspapers.
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
The Community Newspaper Group
     In total, the Community Newspaper Group consists of 9 paid daily community newspapers, 161 community weekly newspapers and shopping guides, and 14 agricultural and other specialty publications.

     The total average weekly circulation of the publications in our Community Newspaper Group for the year ended December 31, 2008 was approximately 2.9 million free copies and approximately 622,700 paid copies, according to internal statistics. The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by our Community Newspaper Group for the year ended December 31, 2008:

		Average Daily
Newspaper	Location	Paid Circulation
Recorder and Times	Brockville, Ontario	11,700
Beacon Herald	Stratford, Ontario	9,200
Daily Herald Tribune	Grande Prairie, Alberta	7,600
Simcoe Reformer	Simcoe, Ontario	6,500
Sentinel-Review	Woodstock, Ontario	6,300
St. Thomas Time-Journal	St. Thomas, Ontario	5,500
Fort McMurray Today	Fort McMurray, Alberta	3,200
Miner & News	Kenora, Ontario	3,000
The Daily Graphic	Portage La Prairie, Manitoba	2,400

Total Average Daily Paid Circulation		55,400

Source: Internal Statistics
     The non-daily newspapers and shopping guides of the Community Newspaper Group are distributed throughout Canada. The number of non-daily publications on a regional basis is as follows:

Number of
Province	Publications
Quebec	52
Ontario	48
Alberta	43
Manitoba	12
Saskatchewan	5
New Brunswick	1

Total Publications	161
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
Other Operations
Commercial Printing and Distribution
     Sun Media’s national network of production and printing facilities enables it to provide printing services for web press (coldset and heatset) and sheetfed products, and graphic design for print and electronic media. Web presses utilize rolls of newsprint, whereas sheetfed presses use individual sheets of paper. Heatset web presses, which involve a more complex process than coldset web presses, are generally associated with printing on glossy paper. We own 23 web press and 6 sheetfed press operations located throughout Canada. These operations provide commercial printing services for both our internal printing needs and for third parties. Our printing facilities include 12 printing facilities for the daily publications, and 12 other printing facilities operated by the Community Newspaper Group in five provinces.
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
     The Urban Daily Group includes the distribution business of Messageries Dynamiques, which distributes dailies, weeklies, magazines and other electronic and print media and reaches approximately 210,000 households and 14,300 retail outlets through its operations in Quebec.
Television Station
     On December 2, 2004, we acquired 25.0% of the outstanding shares of SUN TV, a television station in Toronto, Canada. In addition to cash, this transaction involved the sale of its 29.9% interest in CP24, a 24-hour local news channel in Toronto, to the vendor of SUN TV. TVA Group, also a subsidiary of Quebecor Media, acquired the other 75.0% of SUN TV. Sun Media management continues to work closely with SUN TV management to develop opportunities for cross-promotions and to leverage the Sun Media brand with consumers and advertisers in Canada’s largest marketplace.
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
Raw Materials
     Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2008, Sun Media’s total newsprint consumption was approximately 155,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented 12.4% ($90.2 million) of our cost of sales, selling and administrative expenses for the year ended December 31, 2008. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our results of operations and our financial condition. Sun Media manages the effects of newsprint price increases through a combination of, among other things, waste management, technology improvements, web width reduction, inventory management, and by controlling the mix of editorial versus advertising content.

     In order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer. Pursuant to the terms of our agreement with this producer, we obtain newsprint at a discount to market prices, receive additional volume rebates for purchases above certain thresholds, and benefit from a ceiling on the unit cost of newsprint. Our agreement with this supplier is a short-term agreement, and there can be no assurance that we will be able to renew this agreement or that this supplier will continue to supply newsprint to us on favourable terms or at all after the expiry of our agreement. If we are unable to continue to source newsprint from this supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could materially adversely effect our liquidity, results of operations and financial condition.
Intellectual Property
     We are a major provider of information and communications products to consumers and, as such, intellectual property rights, particularly copyrights and trademarks, are important in the sale and marketing of our products and services.
     We own copyrights in each of our publications as a whole and in all individual content items created by our employees in the course of their employment, subject to very limited exceptions. We have entered into licensing agreements with wire services, freelancers and other content suppliers on terms that we believe are sufficient to meet the needs of our publishing operations. We believe we have taken appropriate and reasonable measures to secure, protect and maintain our rights or obtain agreements from licensees to secure, protect and maintain copyright protection of content produced or distributed by us.
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
Environmental Regulation
     We are subject to a variety of environmental laws and regulations. Our facilities are subject to federal, provincial, state and municipal laws and regulations concerning, among other things, emissions into the air, water and sewer discharge, the handling and disposal of hazardous materials and waste, recycling, the soil remediation of contaminated sites, or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things regulate employee exposure to hazardous substances in the workplace, also govern our operations.
     We expect to incur ongoing capital and operating costs to maintain compliance with existing and future applicable environmental, and employee health and safety, laws and requirements. We do not anticipate that continuing compliance with such environmental laws will have a material adverse effect upon our competitive or consolidated financial position. Environmental laws and regulations and their interpretation, however, have changed rapidly in recent years and may continue to do so in the future. We have followed the changes closely to update our approach. Our properties, as well as areas surrounding our properties, particularly those in areas of long-term industrial use, may have had historic uses, including uses related to historic publishing operations, or may have current uses that may affect these properties and require further study or remedial measures. We are not currently conducting or planning any material study or remedial measure, and none is currently required by regulatory authorities. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.

Organizational Structure
     The Company is a wholly-owned subsidiary of 3535991 Canada Inc., a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a 54.7% owned subsidiary of Quebecor Inc. The remaining 45.3% of Quebecor Media is owned by CDP Capital d’Amérique Investissements Inc., a subsidiary of the Caisse de dépôt et placement du Québec, one of Canada’s largest pension fund managers. On December 27, 2008, the Company’s two significant wholly-owned subsidiaries, Bowes Publishers Limited and Sun Media (Toronto) Corporation, were amalgamated with their parent company, Sun Media Corporation. Following this amalgamation, Sun Media Corporation no longer had any significant subsidiaries. In addition, on December 27, 2008, Le Courrier du Sud (1998) inc. was wound-up into Sun Media’s Community Newspaper group. The following chart illustrates the corporate structure of Sun Media as of December 31, 2008, including Sun Media’s main divisions, together with the jurisdiction of incorporation or organization of each entity.
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

			Floor Space
Address	Use of Property	Press Capacity(1)	Occupied (sq. ft.)
London, Ontario 369 York Street	Operations building, including printing plant — London Free Press	2 Headliner presses (12 units) and 1 Urbanite press (9 units)	147,600

Toronto, Ontario 333 King Street East	Operations building — Toronto Sun	N/A(2)	140,000

Calgary, Alberta 2615-12 Street NE	Operations building, including printing plant — Calgary Sun	1 Headliner press (7 units)	90,000

			Floor Space
Address	Use of Property	Press Capacity(1)	Occupied (sq. ft.)
Montreal, Quebec 4545 Frontenac Street	Operations building — Journal de Montréal	N/A(3)	81,000

Vanier, Quebec	Operations building,	2 Urbanite presses	74,000
450 Bechard Avenue	including printing plant — Journal de Québec	(24 units)

Winnipeg, Manitoba 1700 Church Avenue	Operations building, including printing plant — Winnipeg Sun	1 Urbanite press (14 units)	63,000

Edmonton, Alberta 9300-47 Street	Printing plant — Edmonton Sun	1 Metro press (8 units)	50,700

Edmonton, Alberta 4990-92 Avenue	Operations building — Edmonton Sun (leased until December 2013)	N/A	45,200

Gloucester, Ontario 4080 Belgreen Drive(4)	Printing plant — Ottawa Sun	1 Urbanite press (14 units)	23,000

Ottawa, Ontario 6 Antares Drive	Operations building (leased until October 2013) — Ottawa Sun	N/A	19,300

(1)	A “unit” is the critical component of a press that determines color and page count capacity. All presses listed have between 6 and 14 units.

(2)	In 2008, printing of the Toronto Sun was fully transferred to a printing facility owned by Quebecor Media in Islington, Ontario.

(3)	In 2008, printing of the Journal de Montréal was fully transferred to a printing facility owned by Quebecor Media in Mirabel, Quebec.

(4)	In 2008, the press facilities of the Ottawa Sun were re-opened.
     Our Urban Daily Group operates from 17 owned and leased properties located in the urban cities in which they serve, with building space totalling approximately 817,300 square feet. The Urban Daily Group operated 6 web presses (88 units) and 1 sheetfed press operation across Canada.
     Our Community Newspaper Group operates from 127 owned or leased facilities located in the communities that it serves, with aggregate building space totalling approximately 785,300 square feet. The Community Newspaper Group operates 17 web presses (183 units) and 5 sheetfed presses in 18 operations across Canada.
     Our parent company, Quebecor Media, owns and operates a printing facility located in Islington, Ontario. 24 Hours in Toronto and the Toronto Sun are printed at this facility. In addition, Quebecor Media owns and operates a printing facility located in Mirabel, Quebec. This printing facility prints the Journal de Montréal and 24 Heures (Montréal), as well as certain of our Quebec community publications.
     Our credit facility is secured by a first priority charge over all of our assets. Please see the description of our debt instruments under “Item 10. Additional Information — Material Contracts” of this annual report.
Item 4A. UNRESOLVED STAFF COMMENTS
     None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following management’s discussion and analysis provides information concerning the operating results and financial condition of the Company for the year ended December 31, 2008 and the major changes from the last financial year. The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs from U.S. GAAP in certain respects. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they relate to our consolidated financial statements, see note 20 to our audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006. This discussion should be read in conjunction with our audited consolidated financial statements and accompanying notes included in “Item 17. Financial Statements” of this annual report. This discussion contains forward-looking statements which are subject to a variety of factors that could cause actual results to differ materially from those expressed in, or contemplated by, these statements. See “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Risk Factors”.
Overview
     Sun Media operates its newspaper business in both urban and community markets in Canada. Sun Media’s Urban Daily Group consists of eight paid daily newspapers, six free daily commuter publications and three free weekly publications in nine of the ten most populated markets in Canada. The Urban Daily Group also includes Sun Media’s distribution business, Messageries Dynamiques. Sun Media’s Community Newspaper Group includes the majority of the Company’s other publications, including nine paid daily community newspapers, 161 weekly newspapers and weekly shopping guides, and 14 agriculture and other specialty publications. Sun Media also operates 23 web press and 6 sheet fed press operations across Canada.
     In fiscal 2008, the Urban Daily Group accounted for 69.9% of Sun Media’s revenues. Over the same period, the Community Newspaper Group and other operations accounted for 30.1% of the Company’s revenues. Two of the Company’s paid daily newspapers, the Journal de Montréal and the Toronto Sun, represent a significant portion of Sun Media’s revenues. In fiscal 2008, these two paid daily newspapers alone generated 27.9% of Sun Media’s consolidated revenues and 40.0% of the Urban Daily Group’s revenues.
     Sun Media’s primary sources of revenues are advertising and paid circulation. Its principal categories of advertising revenues are classified, retail and national advertising. Classified advertising is comprised of four principal categories: automotive, private party, recruitment and real estate. Retail advertising is display advertising generally placed by local businesses and organizations. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Circulation revenues are derived from single copy sales made through retailers and vending boxes and subscription sales delivered to subscriber homes.
Developments in 2008
     On January 24, 2009, in view of the union’s refusal to recognize the urgency of the situation and the need for far-reaching changes to the Journal de Montréal‘s business model, and in order to prevent pressure tactics from disrupting the newspaper’s publication, Journal de Montréal management decided to exercise its rights under the Labour Code and declared a lock-out of the approximately 250 editorial and office employees covered by the STIJM (Syndicat des travailleurs de l’information du Journal de Montréal (CSN)) bargaining certificate. The Journal de Montréal continues publishing despite the labour dispute.
     On December 27, 2008, the Company amalgamated its two significant wholly-owned subsidiaries, Bowes Publishers Limited and Sun Media (Toronto) Corporation, with Sun Media. In addition, on December 27, 2008, the Company wound up its wholly owned subsidiary, Le Courrier du Sud (1998) inc. (“Courrier du Sud”), into Sun Media.

     In December 2008, the Company initiated a significant workforce reduction program as part of a major restructuring of its operations in Western Canada, Ontario and Quebec. The workforce reduction program was the result of a fundamental transformation under way in the newspaper industry in recent years as well as a difficult economic environment which has affected the Company’s advertising revenues. As a result of this initiative and others implemented in the year, the Company recorded restructuring charges of $26.5 million in 2008 of which $24.3 million related to the elimination of positions in several publications and $2.2 million related to asset impairment charges and contractual lease termination costs.
     On August 7, 2008, management of the Journal de Québec and its unionized pressroom, newsroom and office employees reached an agreement that ended the labour dispute at the newspaper that began in April 2007.
     On July 22, 2008, Sun Media acquired the remaining 24.99% shares of Courrier du Sud for cash consideration of $7.2 million.
Trends
     The Company is highly dependent on advertising sales which, including distribution revenues, comprised 78.5% of total revenues in 2008. Advertising revenues are highly cyclical and seasonal in nature. In addition to the Company’s sensitivity to local, regional and national economic conditions, its newspapers rely heavily on advertising revenues from a relatively small number of industries. The most significant portion of Sun Media’s advertising revenues are derived from retail, classified and national advertising. Therefore, the Company’s ability to achieve revenue growth depends to a large degree on industries which have historically been sensitive to general economic cycles. Since a significant portion of Sun Media’s advertising revenue is derived from retail and automotive sector advertisers, weakness in these sectors and in the real estate industry has had an adverse impact on the Company’s revenues and results of operations. Continuing or deepening softness in the Canadian or U.S. economy could further adversely affect key national advertising, such as automotive, retail and classified employment revenue.
     In addition to the impact of economic cycles, the newspaper industry is seeing fundamental changes, including the growing availability of free access to media, shifting readership habits, digital transferability, the advent of real-time information and secular changes in the advertising market. As a result, competition in the advertising market comes not only from other newspapers (including other national, metropolitan (both paid and free) and suburban newspapers), magazines and more traditional media platforms, such as broadcasters, cable systems and networks, satellite television and radio, direct marketing and solo and shared mail programs, but also from digital media technologies, which have introduced a wide variety of media distribution platforms (including, most significantly, the Internet and distribution over wireless devices) to consumers and advertisers. While these trends continue, the Company intends to pursue initiatives to offer value-added advertising solutions to the Company’s advertisers, such as the recent launch of online e-editions of several of Sun Media’s newspapers.
     Circulation sales are another important revenue source for the Company, comprising 16.0% of total revenues. In recent years, Sun Media, along with the newspaper industry as a whole, has experienced difficulty maintaining circulation volume and revenues because of, among other things, competition from other newspapers and other media platforms (often free to the user), such as the Internet and wireless devices, as well as the declining frequency of regular newspaper buying, particularly among young people, who increasingly rely on non-traditional media as a source of news. In 2008, Sun Media’s circulation revenues declined by $4.4 million or 3.0% as compared to 2007, with the largest declines in the Journal de Québec and the Toronto Sun. The Company will continue to explore opportunities for strategic cover price changes and expanded home delivery sales in 2009 to manage circulation levels and maintain market share.
     Changes in the price of newsprint can have a significant effect on Sun Media’s operating results, as newsprint is the Company’s principal raw material expense. During 2008, Sun Media’s total newsprint consumption was approximately 155,000 metric tonnes, and newsprint expense represented 12.4% of the Company’s cost of sales, selling and administrative expenses. The newsprint industry is highly cyclical, and newsprint prices have historically experienced significant volatility. Sun Media manages the effects of newsprint price increases through a combination of, among other things, waste management, technology improvements, web width reduction, inventory management, and by controlling the mix of editorial versus advertising content. In addition, to obtain more favourable newsprint pricing, Sun Media sources substantially all of its newsprint from a single newsprint producer. Sun Media obtains newsprint from this supplier at a discount to market prices, receives additional volume rebates for purchases above certain thresholds and benefits from a ceiling on the unit cost of newsprint.
     Wages and employee benefits, which represented 44.0% of cost of sales, selling and administrative expenses in 2008, are the Company’s largest operating expense. Accordingly, rising labour, pension, health care benefit and stock compensation costs have had, and may in the future have, an adverse effect on the Company’s operating results. Furthermore, labour relations could affect the Company’s business and results of operations, as approximately one-third of Sun Media’s employees are unionized. As of January 31, 2009, three of Sun Media’s collective bargaining agreements, representing 315, or 20.9%, of Sun Media’s 1,510 unionized employees, have expired. Negotiations regarding these three collective bargaining agreements are either in progress or will be undertaken in 2009. On January 24, 2009, management of the Journal de Montréal exercised its rights under the Labour Code and locked-out approximately 250 editorial and office employees covered by the STIJM (Syndicat des travailleurs de l’information du Journal de Montréal (CSN)) bargaining certificate. The Journal de Montréal continues to publish its newspaper on a daily basis, despite the current lock-out. The Company cannot predict the outcome of its current negotiations or any future negotiations relating to collective bargaining agreements or union representation. Pending the outcome of such negotiations, the Company may experience work stoppages, strikes or other forms of labour protests, which could disrupt operations and adversely affect the Company’s business and results of operations.
Operating Results and Operating Income

	Year Ended December 31,
	2008	2007	2006
	(In millions, except operating income margin)
Revenues:
Advertising	$710.1	$741.1	$732.5
Circulation	144.6	149.0	158.1
Commercial printing and other	49.5	37.0	37.6

Total revenues	$904.2	$927.1	$928.2

Cost of sales, selling and administrative expenses:
Wages and employee benefits	$318.6	$343.7	$353.1
Newsprint	90.2	97.5	107.8
Other operating expenses	315.8	275.0	258.2

	724.6	716.2	719.1

Operating income	$179.6	$210.9	$209.1
Operating income margin(1)	19.9%	22.8%	22.5%

Net income	$92.9	$117.4	$106.8

(1)	The Company defines operating income margin as operating income as a percentage of total revenues.
     In its analysis of operating results, Sun Media uses the supplemental financial measure operating income. Sun Media defines operating income as net income before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations and impairment of assets, equity loss on investment in and impairment of equity investment in SUN TV Company (“SUN TV”), income taxes and non-controlling interest. Operating income, and ratios using this measure, are not required by or recognized under Canadian GAAP or U.S. GAAP. Operating income is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Operating income is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Operating income has limitations as an analytical tool, including:
•	it does not reflect financial expenses, including interest payments, or the cash required to pay interest and other financial expenses;

•	it does not reflect income tax expense or the cash required to pay income taxes;

•	although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures;

•	it does not reflect the cash required to pay expenses relating to Sun Media’s restructuring initiatives;

•	it does not reflect cash outlays for future contractual commitments; and

•	it does not reflect impairments or equity losses, including Sun Media’s equity losses in and advances to SUN TV.
     Sun Media’s definition of operating income may not be identical to similarly titled measures reported by other companies, limiting the usefulness of operating income as a comparative measure.
     The following table provides the reconciliation of net income to operating income under Canadian and U.S. GAAP and the reconciliation of operating income to cash provided by operating activities under Canadian and U.S. GAAP, for the years ended December 31, 2008, 2007 and 2006.

	Year Ended December 31,
	2008	2007	2006
	(In thousands)
Reconciliation Under Canadian GAAP

Net income	$92,905	$117,397	$106,772
Amortization	24,440	28,642	36,549
Restructuring of operations and impairment of assets	26,466	9,882	17,033
Financial expenses	41,717	46,396	44,636
(Gain) loss on valuation and translation of financial instruments	(21,539)	(4,427)	1,702
Equity loss on investment in SUN TV Company	1,830	2,410	3,252
Impairment of equity investment in SUN TV Company	—	—	7,819
Income taxes	13,384	9,521	(10,127)
Non-controlling interest	348	1,095	1,498

Operating income	179,551	210,916	209,134
Restructuring of operations and impairment of assets	(26,466)	(9,882)	(17,033)
Financial expenses	(41,717)	(46,396)	(44,636)
Current income taxes	(932)	(1,158)	(1,055)
Other	3,231	3,447	1,810
Net change in non-cash balances related to operating activities	2,589	10,481	(3,470)

Cash provided by operating activities	$116,256	$167,408	$144,750

	Year Ended December 31,
	2008	2007	2006
	(In thousands)
Reconciliation Under U.S. GAAP
Net income	$94,098	$109,052	$105,281
Amortization	24,501	28,703	36,610
Restructuring of operations and impairment of assets	26,466	9,882	17,033
Financial expenses	41,717	46,396	44,636
(Gain) loss on valuation and translation of financial instruments	(22,748)	(6,590)	2,595
Equity loss on investment in SUN TV Company	1,830	2,410	3,252
Impairment of equity investment in SUN TV Company	—	—	7,819
Income taxes	14,755	18,901	(10,281)
Non-controlling interest	348	1,095	1,498

Operating income	180,967	209,849	208,443
Restructuring of operations and impairment of assets	(26,466)	(9,882)	(17,033)
Financial expenses	(41,717)	(46,396)	(44,636)
Current income taxes	(932)	(1,158)	(1,055)
Other	3,231	3,447	1,810
Net change in non-cash balances related to operating activities	1,173	11,548	(2,779)

Cash provided by operating activities	$116,256	$167,408	$144,750

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007
Revenues: $904.2 million, a decrease of $22.9 million (2.5%).
•	Advertising revenues decreased 3.1%, circulation revenues decreased 3.0% and combined revenues from commercial print and other sources increased 9.4%.

•	Revenues from the urban daily group were 2.9% below last year. The variance is explained mainly by softness in the Eastern and Ontario urban dailies, with the Toronto Sun accounting for the largest year over year decline in revenues. This is partly offset by a 12.6% increase in revenues in the free dailies, partly due to the consolidation of Vancouver 24 Hours at 100% instead of 50% from August 2007 onwards.

•	Revenues from the community newspaper group decreased 0.4% due to a decline in revenues in Ontario, offset mainly by higher revenues in Alberta.
Cost of Sales, Selling and Administrative expenses: $724.6 million, an increase of $8.4 million (1.2%).
•	Wages and employee benefits decreased 7.3%, newsprint expense decreased 7.6% and other operating expenses increased 14.9%.

•	Wages and employee benefits decreased in the year primarily due to:
o	reduced stock compensation expense of $11.7 million;

o	restructuring initiatives implemented in the areas of production, editorial, as well as general workforce reduction programs;

o	labour cost reductions as a result of fully transferring the printing of certain publications to Quebecor Media’s press facilities in Islington, Ontario and Mirabel, Quebec;
Partially offset by:
o	normal wage and benefit increases;

o	staff additions to support increased business, primarily in the western operations, and the additional 50% ownership of Vancouver 24 Hours.
•	The decrease in newsprint expense was mainly the result of a decrease in newsprint volume of 4.7% and higher newsprint rebates as compared to the prior year.

•	The increase in other operating expenses was due to:
o	higher external printing costs realized in connection with the transfer of printing of certain publications to Quebecor Media’s press facilities in Islington, Ontario and Mirabel, Quebec, which were offset by salary savings;

o	increased reader sales and services costs due to higher transportation and delivery charges;

o	higher bad debts resulting from slower payment trends as compared to the prior year;

o	increased operating costs resulting from the additional 50% ownership of Vancouver 24 Hours.
Partially offset by:
o	savings in the management fee charged by Quebecor Media of $1.9 million;

o	savings in capital tax expense.
Operating income: $179.6 million, a decrease of $31.3 million (14.9%).
•	Operating income decreased primarily due to:
o	weaker revenues in the paid urban daily papers in Ontario and Quebec;

o	higher external printing costs in connection with the transfer of printing of certain publications to Quebecor Media press facilities from internal presses;
Partially offset by:
o	a decrease in labour costs resulting from the transfer of printing to Quebecor Media press facilities and other restructuring initiatives, newsprint savings and a decrease in certain corporate expenses including stock compensation of $11.7 million, Quebecor Media management fees of $1.9 million and capital taxes.
Amortization expense: $24.4 million, a decrease of $4.2 million (14.7%).
•	Amortization expense decreased as 2007 included additional amortization of $4.8 million related to the shortened estimated useful life of production equipment associated with the consolidation of the Company’s press facilities, partially offset by higher amortization as a result of capital additions.
Financial expenses: $41.7 million, a decrease of $4.7 million (10.1%).
•	Financial expenses decreased due to lower interest rates on the Senior Notes, as a fixed-to-fixed cross-currency interest rate swap maturing, was replaced with a fixed-to-floating cross-currency interest rate swap in February 2008.

Gain on valuation and translation of financial instruments: $21.5 million, an increase of $17.1 million.
•	Gain on valuation and translation of financial instruments increased due to an $84.8 million favourable variance in gain on embedded derivatives and derivative instruments for which hedge accounting is not used, partially offset by a $64.5 million unfavourable variance in loss on foreign currency translation of financial instruments for which hedge accounting is not used and a $3.2 million unfavourable variance on loss/gain on the ineffective portion of fair value hedges.
Restructuring of operations and impairment of assets: $26.5 million, an increase of $16.6 million (167.8%).
•	Restructuring charges in 2008 related principally to the general workforce reduction program initiated in December 2008, as well as other smaller restructuring programs implemented during the year, including the transfer of printing of several publications to two printing facilities owned by Quebecor Media, voluntary and involuntary workforce reduction programs, and streamlining of the news gathering process.

•	Restructuring charges in 2008 also included asset impairment charges of $1.8 million related mainly to the closure of certain press facilities and $0.5 million related to contractual lease termination costs.

•	Restructuring charges for the year-ended December 31, 2007 of $9.9 million were related to the restructuring of page layout, printing facilities, news production operations as well as general workforce reduction initiatives.
Income taxes: $13.4 million, an increase of $3.9 million (40.6%).
•	The increase in income taxes was mainly due to:
o	higher income tax expense relating to gains on the valuation and translation of financial instruments ($10.0 million);

o	lower utilization of deferred credits relating to the acquisition of non-capital losses ($7.1 million); and

o	the reversal of a previously recognized future tax asset related to equity losses in SUN TV ($2.2 million);
Partially offset by:
o	lower income tax expense resulting from a decrease in income before income taxes and non-controlling interest ($7.8 million);

o	an increase in non-taxable dividends ($4.9 million);

o	an increase in 2007 future income expense related to a change in substantively enacted tax rates ($2.3 million).
Net income: $92.9 million, a decrease of $24.5 million (20.9%).
•	The decrease in net income was mainly due to:
o	lower operating income of $31.3 million;

o	increased restructuring charges of $16.6 million;

o	increased income tax expense of $3.9 million;
Partially offset by:

o	increased gain on valuation and translation of financial instruments of $17.1 million;

o	reduced financial expenses of $4.7 million;

o	lower amortization of $4.2 million;

o	lower earnings attributed to non-controlling interest and equity loss on investment in SUN TV of $1.3 million.
Cash Flows — 2008 compared to 2007
Operating Activities
Cash provided by operating activities: $116.3 million in 2008, compared with $167.4 million in 2007.
•	The $51.1 million decrease was mainly due to:
o	decreased operating income of $31.3 million;

o	payments of $21.6 million made in connection with exercised stock options. The stock option plan of Quebecor Media did not allow the exercise of any option before 2008 although it covered a six year compensation value.
Partially offset by:
o	lower payments for restructuring costs of $7.5 million.
Investing activities
Cash provided by / used in investing activities: $345.4 million provided in 2008, compared with $18.1 million used in 2007.
•	Additions to property, plant and equipment decreased by $4.2 million from 2007. The Company spent $6.8 million on building upgrades and renovations as well as information technology infrastructure related to the Company’s call centre operations in 2007, which was not repeated in 2008. This was partially offset by additional investments in accounting and editorial software to streamline the Company’s finance and news gathering processes.

•	In 2008, the Company acquired the remaining 24.99% of the shares of Courrier du Sud that it did not already own, for net cash consideration of $7.2 million, which made Courrier du Sud a wholly-owned subsidiary. In 2007, the Company acquired the 50.00% non-controlling interest in Vancouver 24 Hours and increased its interest in Courrier du Sud for total net cash consideration of $12.4 million.

•	In 2008, the Company sold $560.0 million of its investment in the Series G Cumulative First Preferred Shares of Quebecor Media. In addition, the Company invested $500.0 million and later in 2008, sold $310.0 million of its investment in Class G Preferred Shares of Imprimerie Mirabel Inc. (“Mirabel”). In 2007, the Company sold $235.0 million of its investment in Series A Cumulative First Preferred Shares of Quebecor Media Inc. (“Quebecor Media”). Also, in 2007, the Company invested $240.0 million in Series G Cumulative Preferred Shares of Quebecor Media. In addition, the Company sold $24.6 million of its investment in SUN TV preferred shares.
Financing Activities
Cash used in financing activities: $468.9 million in 2008, compared with $146.0 million in 2007.
•	In 2008, the Company drew $10.0 million on its revolving credit facility.

•	In 2008, the Company entered into a $24.0 million subordinated loan agreement with Quebecor Media, which matures in April 2014. The proceeds were used to pay down a portion of the balance outstanding on the Company’s revolving credit facilities.

•	In 2008, the Company redeemed $560.0 million of its convertible obligations issued to Quebecor Media. In addition, in 2008, the Company issued a new $500.0 million convertible obligation to Mirabel which matures in June 2023, and later in 2008, redeemed $310.0 million of that convertible obligation issue.

•	Dividends of $134.0 million were declared and paid in 2008, an increase of $52.0 million from 2007.

•	In 2007, the Company entered into a $237.5 million subordinated loan agreement with Quebecor Media, which matures in October 2013. Proceeds from the subordinated loan were used to repay the Company’s term loan “B” credit facility and settlement of its related hedging contracts.

•	In 2007, the Company issued a convertible obligation to Quebecor Media for $240.0 million, which matures in December 2022. Also, in 2007, the Company redeemed $235.0 million of its convertible obligations issued to Quebecor Media. In addition, the Company redeemed $24.6 million of its convertible obligations issued to SUN TV.
Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006
Revenues: $927.1 million, a decrease of $1.1 million (0.1%).
•	Advertising revenues increased 1.2%, circulation revenues decreased 5.8% and combined revenues from commercial print and other revenues decreased 1.6%.

•	Revenues of the urban daily group decreased 1.5% from 2006. The variance is explained mainly by declines in advertising revenues for the paid urban dailies of 1.9% as advertising volumes for the paid urban dailies decreased 2.1% in fiscal 2007 compared to the same period last year. The company’s sales at both the local and national levels were soft.

•	Circulation revenues for the urban dailies group decreased 6.3% and average circulation volumes declined 1.5%. Circulation revenues declined most significantly in the highly competitive Toronto market where the Toronto Sun implemented an aggressive home delivery strategy in 2007 to maintain circulation levels and market share. This home delivery strategy provided significant discounts to customers which positively impacted the circulation volumes in the Toronto Sun where average paid circulation increased 0.8% compared to 2006.

•	Commercial printing and other revenues decreased 1.6% from 2006. This was partially due to the transfer of certain external commercial printing jobs to Quebecor Media printing facilities in Mirabel, Quebec and in Islington, Ontario.

•	Revenues of the community group increased 1.1% from 2006. Advertising revenues increased 1.5% as the community group experienced solid growth in most markets, including strong results in Western Canada and to a lesser extent in the Quebec region.
Cost of sales, selling and administrative expenses: $716.2 million, a decrease of $2.9 million (0.4%).
•	Wages and employee benefits decreased 2.7%, newsprint expense decreased 9.6% and all other operating expenses increased 6.5%.

•	Wages and employee benefits decreased in the year primarily due to:

o	restructuring initiatives in the area of printing, production and general workforce reduction initiatives;

o	labour savings resulting from the labour dispute at the Journal de Quebec;
Partially offset by:
o	higher stock compensation expense of $4.2 million;

o	normal wage and benefit increases.
•	The decrease in newsprint expense was a result of lower newsprint prices, higher rebates obtained on newsprint purchases and lower advertising volumes.

•	The increase in other operating expenses was due to:
o	increase in operating costs of $9.3 million due to the launch of three new free dailies at the end of 2006 and in 2007;

o	additional operating costs incurred by the Journal de Quebec as a result of the labour dispute.
Operating income: $210.9 million, an increase of $1.8 million (0.9%).
•	Operating income increased primarily due to:
o	improvements in operational results of the Western urban and community newspapers;
Partially offset by:
o	decline in the operational results of the Eastern urban newspapers.
Amortization expense: $28.6 million, a decrease of $7.9 million (21.6%).
•	Amortization expense decreased in 2007 as the results for 2006 included additional amortization expense of $12.1 million relating to the shortened estimated useful life of production equipment at certain Sun Media printing facilities.
Financial expenses: $46.4 million, an increase of $1.8 million (4.0%).
•	Unfavourable variance was mainly due to:
o	decrease in dividend income on preferred shares, net of interest on convertible obligations issued to related companies of $2.2 million as a result of lower preferred share investments/convertible obligation amounts in 2007 compared to 2006;

o	higher loss on voluntary repayment of debt of $0.5 million;
Partially offset by:
o	lower interest on long term debt including interest on the subordinated loan with Quebecor Media of $0.3 million;

o	increase in other interest income and other item of $0.6 million.

Gain on valuation and translation of financial instruments: $4.4 million of net gain in 2007, compared to a net loss of $1.7 million in 2006, an increase of $6.1 million.
•	Gain on valuation and translation of financial instruments increased due to:
o	$27.4 million favourable variance in net loss/gain on foreign currency translation of financial instruments and $3.0 million favourable variance on gain on ineffective portion of fair value hedges;
Partially offset by:
o	$24.3 million unfavourable variance in gain/loss on embedded derivatives and derivative instruments for which hedge accounting is not used.
Restructuring of operations: $9.9 million, a decrease of $7.2 million (42.0%).
•	Restructuring charges for the year-ended December 31, 2007 of $9.9 million were attributed to the outsourcing of printing of certain of its publications in Ontario and Quebec to Quebecor Media’s two new printing facilities in Islington, Ontario and in Mirabel, Quebec. Additional restructuring activities in 2007 included page layout, news production operations and general workforce reduction initiatives. This was partially offset by the reversal of $4.4 million restructuring charge from 2006 relating to the closure of the printing facility in London, Ontario as a result of maintaining the printing operations for the London Free Press at its own facility.

•	Restructuring charges for the year-ended December 31, 2006 of $17.0 million were primarily related to the elimination of unionized production positions at the London Free Press and non-unionized production positions at the Toronto Sun due to the transfer of its printing operations to the new printing facility described above in Islington, Ontario. Additional restructuring charges were recorded for the elimination of non-unionized production positions at the Ottawa Sun, new production operations and general workforce reduction initiatives.
Income taxes: $9.5 million of expense in 2007, an increase of $19.6 million (194.0%),
•	The increase in income taxes was mainly due to:
o	$26.2 million increase due to lower non-taxable dividends in 2007;

o	$9.3 million relating to increase in income before income taxes and non-controlling interests;

o	$3.0 million future tax adjustments relating to change in enacted tax rate;
Partially offset by:
o	the utilization of deferred credits relating to the acquisition of non-capital losses in prior periods ($7.7 million), loss on financial instruments ($3.2 million), lower SUN TV equity loss ($2.9 million), favourable future tax adjustments relating to the disposition of certain publications ($2.0 million), and change in valuation allowance ($2.0 million).
Net Income: $117.4 million, an increase of $10.6 million (10.0%).
•	The increase in net income was mainly due to:
o	decreased amortization of $7.9 million;

o	an impairment loss in SUN TV of $7.8 million in 2006;

o	decreased restructuring charges of $7.2 million;

o	increased gain on valuation and translation of financial instruments of 6.1 million;

o	higher operating income of $1.8 million;

o	lowered equity loss in SUN TV of $0.8 million;
Partially offset by:
o	increased income taxes of $19.6 million;

o	higher financial expenses of $1.8 million.
Cash Flows — 2007 compared to 2006
Operating activities
Cash flow provided by operating activities: $167.4 million, an increase of $22.6 million (15.7%).
•	The $22.6 million increase was mainly due to:
o	$1.8 million increase in operating income;
o	timing of payments for newsprint;

o	increase in salary related accruals including stock compensation as well as reduced pension contributions;

o	improved collections of accounts receivable in 2007 compared to 2006;
Partially offset by:
o	higher restructuring payments of $12.6 million in 2007 compared to the prior year.
Investing activities
Cash flow provided by / used in investing activities: $18.1 million used in 2007, compared to $653.5 million provided in 2006.
•	Additions to property, plant and equipment increased by $7.3 million from 2006. The Company spent approximately $6.8 million on building upgrades and renovations as well as information technology infrastructure related to the Company’s call centre operations. Furthermore, an additional $1.9 million was spent on the editorial content management systems to streamline the news gathering process.

•	In 2007, the Company invested $240.0 million in Series G Cumulative First Preferred Shares of Quebecor Media. In addition, the Company sold $235.0 million of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media as well as $24.6 million of its Class A Preferred Shares of SUN TV.

•	In 2007, the Company increased its interest in Courrier du Sud by 25.00% to 75.01% for cash consideration of $7.9 million. Also in 2007, the Company acquired the 50% non-controlling interest in the Vancouver 24 Hours partnership for net cash consideration of $4.5 million.

Financing activities
Cash flow used in financing activities: $146.0 million used in 2007, compared to $817.2 million used in 2006.
•	The Company repaid $280.8 million on its term loan “B” credit facility debt (including accrued interest) and unwound its related hedging contracts in 2007, compared with $26.6 million in 2006.

•	In 2007, the Company entered into a $237.5 million subordinated loan agreement with Quebecor Media. In addition, the Company issued a convertible obligation which matures in December 2022 to Quebecor Media for $240.0 million in 2007.

•	In 2007, the Company redeemed its $235.0 million convertible obligation issue to Quebecor Media which matures in November 2008.

•	In 2006, the Company redeemed a combined $810.0 million of its convertible obligations issues, including $640.0 million of its 2007 obligation issue, $115.0 million of its 2008 convertible obligation issue, and $55.0 million of its 2020 convertible obligation issue.

•	The Company paid dividends of $82.0 million in 2007, a decrease of $13.5 million from 2006.
Financial Position
As of December 31, 2008, Sun Media had bank indebtedness of $2.0 million and total debt, including the current portion and subordinated loans to Quebecor Media, of $555.7 million. This represented an increase in debt of $80.2 million from the December 31, 2007 balance of $475.5 million, resulting from the issuance of a new subordinated loan to Quebecor Media in April 2008, fluctuations in the U.S. exchange rate, and borrowings from the revolving credit facility. The increase in debt, as a result of fluctuations in the U.S. exchange rate, was offset by a corresponding decline in the Company’s derivative financial instruments liability.
As of December 31, 2008, the aggregate amount of minimum principal payments on long-term debt, including the subordinated loans to Quebecor Media, required in each of the next five years, based on borrowing levels as of that date, is as follows:

($’s in millions)
2009	$0.4
2010	0.4
2011	0.4
2012	47.3
2013	483.2
2014	24.0

Total	$555.7

Management believes that cash flows from operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions). Despite the impact of the current economic crisis on access to capital markets, the Company believes it will be able to meet future debt maturities, which are relatively limited over the next two years.

Liquidity and Capital Resources
Liquidity and Capital Resource Requirements
     Sun Media’s principal liquidity and capital resource requirements consist of:
•	Payment of dividends or other distributions;

•	Capital expenditures to maintain, improve or update facilities;

•	Service and repayment of debt;

•	Purchase and/or sale of Preferred Shares of Quebecor Media, Mirabel and SUN TV and convertible obligations issued to and/or redeemed from Quebecor Media, Mirabel and SUN TV;

•	Acquisitions of non-capital tax losses;

•	Business acquisitions;

•	Contractual obligations and other commercial commitments; and

•	Cash payments for restructuring of operations.
     Payment of dividends or other distributions. In 2008, Sun Media paid dividends of $134.0 million, or $106.26 per common share on its outstanding common shares, to its sole shareholder, a wholly-owned subsidiary of Quebecor Media. In 2007, Sun Media paid dividends of $82.0 million, or $65.03 per common share. Sun Media expects, to the extent permitted by the terms of its indebtedness and applicable law, to continue to pay significant dividends or other distributions to its shareholder in the future.
     Capital expenditures to maintain, improve or update facilities. In 2008, the Company spent $18.9 million to fund capital expenditures. Sun Media is continuing to invest in new information systems for finance, circulation and editorial, and in production equipment across the organization.
     Capital projects in 2009 include continued upgrades to the Company’s financial systems, including reporting, accounts payable and payroll, as well as continued investments to improve the Company’s editorial infrastructure. Management is currently evaluating several other capital projects for opportunities to improve the operational efficiency and financial results of the Company.
     Service and repayment of debt. In 2008, Sun Media made cash interest payments of $44.9 million ($49.1 million in 2007). The Company also entered into a variable-for-fixed interest rate swap agreement to hedge interest rate risk on its term loan “C” credit facility and drew $10.0 million (2007 — nil) from its revolving credit facility. In 2007, Sun Media made debt repayments of $280.8 million on its long-term debt, including the voluntary repayment of its term loan “B” credit facility debt and unwinding of related hedging investments, which was largely sourced through the issuance of a subordinated loan to Quebecor Media in the amount of $237.5 million which bears interest at an annual rate of 7.0% and matures in October, 2013.
     Purchase and/or sale of Preferred Shares of Quebecor Media, Mirabel and SUN TV and convertible obligations issued to and/or redeemed from Quebecor Media, Mirabel and SUN TV. Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, Sun Media has in the past entered into certain tax loss consolidation transactions involving the purchase and sale of preferred shares of its indirect parent, Quebecor Media and certain related companies, and the corresponding issuance and/or redemption of convertible obligations to these entities. As a result of these transactions, the Company recognizes significant income tax benefits.

     On June 16, 2008, Sun Media issued a $500.0 million convertible obligation to Mirabel which matures on June 16, 2023 (“2023 Convertible Obligation Issue”) and bears interest at 11.00% payable semi-annually. The Company used the proceeds to purchase $500.0 million of Mirabel Class G Preferred Shares (“Mirabel Preferred Shares”) carrying an 11.25% annual fixed cumulative preferential dividend, payable semi-annually and otherwise having terms and conditions substantially similar to the Quebecor Media and SUN TV Preferred Shares. On November 19, 2008, Sun Media sold $310.0 million of its investment in Mirabel Preferred Shares and used the proceeds to redeem $310.0 million of its 2023 Convertible Obligation Issue. On December 19, 2008, Sun Media sold $560.0 million of its investment in Quebecor Media Preferred Shares and used the proceeds to redeem $560 million of its Quebecor Media convertible obligations issued to Quebecor Media.
     As a result of the above transactions, Sun Media’s total investment in Quebecor Media, SUN TV and Mirabel Preferred Shares as of December 31, 2008 was $199.8 million (2007 — $569.8 million), with dividend income receivable of $0.5 million (2007 — $1.7 million). During the year ended December 31, 2008, Sun Media made cash interest payments of $58.8 million (2007 — $86.8 million) on the convertible obligations issued to Quebecor Media, $1.0 million (2007 — $3.6 million) on the convertible obligations issued to SUN TV and $25.3 million on convertible obligations issued to Mirabel (2007 — nil). During the same period, Sun Media received cash dividends of $60.8 million (2007 — $89.6 million) from its investment in its Quebecor Media Preferred Shares, $1.1 million (2007 — $3.7 million) from its SUN TV Preferred Shares, and $25.9 million (2007 — nil) from its Mirabel Preferred Shares.
     As of December 31, 2008, the outstanding principal balance on the convertible obligations was $199.8 million (2007 — $569.8 million) and $0.5 million in unpaid interest which is due on June 20, 2009. The principal amount of $199.8 million matures on July 6, 2020 and June 16, 2023 ($9.8 million and $190.0 million, respectively).
     Acquisition of non-capital tax losses. In December 2007, the Company acquired unused non-capital tax losses, tax credits and commodity tax receivables from a company under common control in exchange for the issuance of one common share of the Company. The transaction was recorded at the exchange amount of $10.6 million. In addition, in September 2006, the Company’s ultimate parent company, Quebecor Inc., transferred to the Company $74.2 million of non-capital tax losses in exchange for cash consideration of $16.1 million.
     Business acquisitions. On July 22, 2008, Sun Media acquired the remaining 24.99% shares of Courrier du Sud for cash consideration of $7.2 million.
     Contractual obligations and other commercial commitments. Sun Media’s material contractual obligations related to financial instruments including capital repayment and interest on long-term debt and obligations related to derivative instruments less estimated future receipts on derivative instruments. These obligations and their maturities are summarized as follows:

	Payments Due By Period
		Less
		Than 1			More than
Contractual Obligations	Total	Year	1 – 3 Years	3 – 5 Years	5 years
	($ in millions)
Bank indebtedness	$2.0	$2.0	$—	$—	$—
Accounts payable and accrued charges	135.0	135.0	—	—	—
Long-term debt	294.2	0.4	0.8	293.0	—
Subordinated loans	261.5	—	—	237.5	24.0
Interest on subordinated loans	89.1	18.3	36.6	33.7	0.5
Interest payments on long-term debt(1)	89.3	13.9	43.8	31.6	—
Derivative Instruments(2)	64.3	—	—	64.3	—

Total contractual cash obligations	$935.4	$169.6	$81.2	$660.1	$24.5

(1)	Estimate of interest to be paid on long-term debt based on hedged and unhedged interest rates and hedged foreign exchange rate as of December 31, 2008.

(2)	Estimated future receipts, net of future disbursements on derivative financial instruments related to foreign exchange hedging.
     The table above excludes obligations under convertible obligations to related companies for which proceeds are used to invest in preferred shares of the related companies for tax consolidation purposes of Quebecor Media and its subsidiaries.
     The Company’s long-term debt consists of a $70.0 million revolving credit facility, which matures on October 31, 2012, a term loan “C” credit facility, which matures on October 31, 2012 and 7 5/8% Senior Notes due February 15, 2013. In addition, the Company has entered into subordinated loan agreements with Quebecor Media for $237.5 million which matures on October 31, 2013 and $24.0 million which matures on April 10, 2014. As of December 31, 2008, $10.0 million (2007 — nil) was drawn on the Company’s $70.0 million revolving credit facility and the amount drawn under the term loan “C” credit facility was $38.5 million (2007 — $39.1 million), with a combined effective interest rate of 4.10% (2007 — 6.27%). The term loan “C” credit facility is subject to mandatory repayments of $0.1 million per quarter during the term of the loan. As of December 31, 2008, the outstanding principal amount on the Senior Notes was US$203.2 million (2007 — US$202.9 million).
     As of December 31, 2008, a balance of $261.5 million (2007 — $237.5 million) was outstanding on the subordinated loans with Quebecor Media, with an annual interest rate of 7.0%.
     In addition, Sun Media rents equipment and premises under various operating leases, and enters into long-term commitments to purchase services and capital. As of December 31, 2008, minimum payments under these leases and agreements over the next five years and thereafter is approximately $34.6 million (2007 — $40.1 million) in aggregate.
     The Company pays annual management fees to Quebecor Media for services rendered to Sun Media. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. In 2008, the annual management fee was $6.6 million (2007 — $8.5 million; 2006 — $8.7 million).
     The Company monitors the funded status of its pension plans on a regular basis. The total cash amount paid or payable for employee future benefits for all plans consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, totalled $13.9 million for the year ended December 31, 2008 (2007 — $16.0 million; 2006 — $18.5 million). In light of the actual return on plan assets realized in 2008, the Company estimates that the cash contribution to its defined benefit plans, for which actuarial valuations are performed, as of December 31, 2008, will increase by $1.6 million per year for each of the next five years.
     Cash payments for restructuring of operations. In 2008, Sun Media made cash payments in connection with its restructuring of operations of $9.3 million ($16.8 million in 2007), related to the elimination of positions at several publications. As of December 31, 2008, the Company had a restructuring cost payable of $20.8 million which is principally expected to be paid within the next 12 months.

Sources of Liquidity and Capital Resources
     Sun Media’s primary sources of liquidity and capital resources are:
•	Funds from operations;

•	Financing from related party transactions; and

•	Debt from capital markets borrowings, bank financing and related party capital transactions.
     Funds from operations. In 2008, cash provided by operating activities decreased to $116.3 million, a decrease of $51.1 million from $167.4 million in 2007. The decrease was largely attributable to the decrease in operating income and payments made for the exercise of stock options. The decrease in cash flow from these items was partially offset by lower restructuring payments of $7.5 million in 2008, compared to the prior year.
     Financing from related party transactions. The Company has entered into certain tax loss consolidation transactions with its indirect parent company, Quebecor Media and certain related companies. These transactions involve the purchase and/or sale of preferred shares and the issuance and/or redemption of convertible obligations, as further described under “— Liquidity and Capital Resource Requirements — Purchase and/or sale of Preferred Shares of Quebecor Media, Mirabel and SUN TV and convertible obligations issued to and/or redeemed from Quebecor Media, Mirabel and SUN TV”.
     Debt from capital market borrowings, bank financing and related party capital transactions. A principal source of cash for Sun Media is its bank credit facilities (“Credit Facilities”) and Senior Notes. The Company’s Credit Facilities are comprised of a revolving credit facility amounting to $70.0 million and a $38.5 million term loan “C” credit facility, both maturing on October 31, 2012. The Credit Facilities are collateralized by liens on all of the property and assets of the Company and its operating subsidiaries owned or subsequently acquired. The Credit Facilities contain covenants that restrict the declaration and payment of dividends and certain other distributions, as well as financial ratios. Any amount borrowed under the revolving credit facility bears interest at Canadian Bankers’ acceptance and/or Canadian prime rate plus an applicable margin determined by financial ratios. Advances under the term loan “C” credit facility bear interest at Bankers’ acceptance plus a margin of 1.50% per annum, or at Canadian prime rate plus a margin of 0.50% per annum. The Company has hedged the interest rate risk associated with the term loan “C” credit facility by using a variable-for-fixed interest rate swap. As of December 31, 2008, $10.0 million (2007 — nil) was drawn on the revolving credit facility.
     The Senior Notes were issued at a discount for net proceeds of US$201.5 million, before issuance fees of $8.4 million. The Senior Notes bear interest at a rate of 7.625%, for an effective interest rate of 7.88%, and mature on February 15, 2013. The Senior Notes contain certain restrictions for the Company, including limitations on its ability to incur additional indebtedness, and are unsecured. Sun Media has fully hedged the foreign currency risk associated with the Senior Notes by using cross-currency interest rate swaps and a foreign exchange forward contract, under which all payments were set in Canadian dollars. The Senior Notes became redeemable, in whole or in part, at any time on or after February 15, 2008, at a decreasing premium.
     On October 31, 2007, the Company entered into a $237.5 million subordinated loan agreement (“2013 Subordinated Loan) with Quebecor Media which bears interest at an annual rate of 7.00% and matures on October 31, 2013. On April 10, 2008, the Company entered into an additional $24.0 million subordinated loan agreement with Quebecor Media which bears interest at an annual rate of 7.00% and matures on April 10, 2014 (“2014 Subordinated Loan”). The proceeds of the $24.0 million subordinated loan were used to pay down a portion of the balance outstanding on the Company’s revolving credit facilities. Aside from the maturity date, the 2014 Subordinated Loan has the same principal terms and conditions as the 2013 Subordinated Loan. As of December 31, 2008, a balance of $261.5 million (2007 — $237.5 million) was outstanding on the subordinated loans.

     As of December 31, 2008, the Company was in compliance with all required financial ratios and believes it will be able to remain in compliance in the future.
     In the past, the Company has paid significant dividends to its shareholder and currently expects to pay significant dividends in 2009, to the extent permitted by its debt covenants and applicable law.
Off-Balance Sheet Arrangements
Guarantee agreements
     Sun Media has entered into guarantee agreements with third parties that may result in an obligation to Sun Media, depending on certain events that would trigger the liability. These guarantees are described below:
     Operating leases. The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Company has provided guarantees to the lessor of certain premises leases, with expiry dates through 2015. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As of December 31, 2008, the maximum exposure with respect to these guarantees was $1.6 million and no liability has been recorded in the consolidated balance sheets. In prior years, the Company has not made any payments relating to these guarantees.
     Business and asset disposals. In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Company has not accrued any amount in respect of these items in the consolidated balance sheets. In prior years, the Company has not made any payments relating to these guarantees.
     In the normal course of its operations, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Company provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the financial statements with respect to these indemnifications. In prior years, the Company has not made any payments relating to these guarantees.
Risks and Uncertainties
     Sun Media operates in the newspaper industry, which entails a variety of risk factors and uncertainties. Sun Media’s operating environment and financial results may be materially affected by risks and uncertainties described in detail elsewhere in section “Item 3. Key Information — Risk Factors” of this annual report.
Financial Risk Management
     The Company’s financial risk management policies have been established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and the Company’s activities.
     From its use of financial instruments, the Company is exposed to credit risk, liquidity risk and market risk relating to foreign exchange fluctuations and to risks relating to interest rate fluctuations. In order to manage these risks, the

Company uses derivative financial instruments (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) denominated in foreign currency. None of these instruments is held or issued for speculative purposes. The Company designates its derivative financial instruments either as fair value hedges or cash flow hedges.
     (a) Description of derivative financial instruments
     (i) Foreign exchange forward contracts:
     On February 7, 2003, the Company entered into forward contracts to hedge foreign exchange fluctuations related to the principal amount of its Senior Notes. These contracts have the effect of converting the Company’s obligation to make a principal payment on maturity of the Senior Notes from US$205.0 million to Cdn$312.2 million.
     (ii) Cross-currency interest rate swaps:
     The Company also entered into cross-currency interest rate swaps to hedge foreign exchange fluctuations related to the interest on the Senior Notes. The effect of these agreements is to convert the Company’s obligation to service interest on the debt from U.S. dollars to Canadian dollars as follows:
As of December 31, 2008 ($’s in millions)

			Annual	Annual
			Nominal	Effective	Cdn$
			Interest Rate	Interest Rate	Equivalent	Exchange Rate on
Debt	Period	Notional	on US$	on Cdn$	of Notional	Interest Payments
Instrument	Covered	Amount	Amount	Equivalent	Amount	(Cdn$ per US$1.00)

Senior Notes	2008 – 2013	US$155.0	7.625%	Bankers’ acceptances 3 months +3.696%	$236.0	1.5227

Senior Notes	2003 – 2013	US$50.0	7.625%	Bankers’ acceptances 3 months +3.696%	$76.1	1.5227
     (iii) Interest rate swap:
     Effective April 30, 2008, the Company entered into an interest rate swap on its term loan “C” credit facility which was designated as a cash flow hedge.

Maturity	Notional Amount	Pay/Receive	Fixed Rate	Floating Rate
October 2012	$38.9 million	Pay fixed/	3.75%	Bankers’
		Receive floating		acceptances
				3 months
     (b) Fair values of financial instruments
     The carrying amount of accounts receivable from external or related parties (classified as loans and receivables) and accounts payable and accrued charges to external or related parties (classified as other financial liabilities) approximates their fair value since these items will be realized or paid within one year or are due on demand.

     Carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2008 and 2007 are as follows:

	2008		2007
	Carrying	Fair	Carrying	Fair
($’s in millions)	Value	Value	Value	Value
Long-term debt (1)	$294.2	$242.4	$238.0	$234.1
Cross-currency interest rate swaps and foreign exchange forward contract on Senior Notes	53.0	53.0	133.1	133.1
Interest rate swap on term loan “C” credit facility	3.0	3.0	—	—

	$350.2	$298.4	$371.1	$367.2

(1)	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives or financing fees.
     The fair value of long-term debt is estimated based on discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity, or quoted market prices when available. The majority of derivative financial instruments (e.g. cross-currency interest rate swaps) are traded over the counter and, as such, there are no quoted prices. The fair value of derivative financial instruments is therefore estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative instruments by applying a credit default premium to the net exposure of the counterparty or the Company. The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs and assumptions, including volatility and discount factors.
     Due to the judgment used in applying a wide range of acceptable techniques and estimates in calculating fair value amounts, fair values are not necessarily comparable among financial institutions or other market participants and may not be realized in an actual sale or the immediate settlement of the instrument.
     (c) Credit risk management
     Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.
     In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2008, no customer balance represented a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $12.3 million as of December 31, 2008 (2007 — $7.6 million). As of December 31, 2008, 10.5% of trade receivables were 90 days past their billing date (2007 — 7.6%).
     The Company believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.
     From their use of derivative financial instruments, the Company is exposed to the risk of non-performance by third parties. When the Company enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Company’s credit risk management policy and are subject to concentration limits.

     (d) Liquidity risk management
     Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. Company management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions) in the future.
     As of December 31, 2008, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative instruments less estimated future receipts on derivative instruments. See “— Liquidity and Capital Resources — Contractual obligations and other commercial commitments”.
     (e) Market risk
     Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Company’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.
     Foreign currency risk
     The Company is exposed to foreign currency risk on loans that are denominated in a currency other than Canadian dollars, namely U.S. dollars. The Company has entered into transactions to hedge the foreign currency risk exposure on 100% of its U.S. dollar-denominated debt obligations outstanding on the date hereof. Accordingly, the Company’s sensitivity to variations in foreign exchange rates is economically limited.
     Interest rate risk and non-performance risk
     The Company’s Credit Facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate and (ii) bank prime rate. The Senior Notes issued by the Company bear interest at fixed rates. The Company has entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2008, after taking into account the hedging instruments, long-term debt was comprised of 10.8% fixed rate debt and 89.2% floating rate debt.
     The estimated sensitivity of the Company’s interest expense for floating rate debt, before income tax, to a variation of 100 basis points in the year end Canadian Bankers’ acceptances rate is approximately $3.2 million.
     Capital management
     The Company’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its business, including growth opportunities.
     In managing its capital structure, the Company takes into account the planned requirements for funds, leveraging the Company’s borrowing capacity in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations or loans from Quebecor Media and the level of distributions to the shareholder. The Company has not significantly changed its strategy regarding the management of its capital structure since the last financial year.
     The Company’s capital structure is composed of shareholder’s equity, bank indebtedness, long-term debt, liabilities related to derivative financial instruments, subordinated loans, and non-controlling interest, less cash and cash equivalents. The capital structure is as follows:

($’s in millions)	2008	2007
Bank indebtedness	$2.0	$—
Current portion of long-term debt	0.4	0.4
Long-term debt	291.9	224.7
Net liabilities related to derivative financial instruments	56.0	133.1
Subordinated loans	261.5	237.5
Non-controlling interest	—	0.9
Cash and cash equivalents	—	(7.3)

Net liabilities	$611.8	$589.3

Shareholder’s equity	$306.8	$348.0

     The Company is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate to permitted investments, inter-company transactions, the declaration and payment of dividends or other distributions.
Contingencies
     Legal proceedings against the Company were initiated by another company in relation to printing contracts, including the rescinding of printing contracts. As with any litigation subject to a judicial process, the outcome of such proceedings is impossible to determine with certainty. However, management believes that the suits are without merit and intends to vigorously defend its position.
     A number of other legal proceedings against the Company and its subsidiaries are pending. In the opinion of management of the Company, the outcome of these proceedings is not expected to have a material adverse effect on the Company’s results of operations, liquidity or on its financial position.
Critical Accounting Policies and Estimates
Use of estimates
     The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of pension and post-retirement benefit costs, key economic assumptions used in determining the allowance for doubtful accounts, the allowance for sales returns, legal contingencies, costs for restructuring of operations, the useful life of assets for amortization and evaluation of expected future cash flows to be generated by those assets, the determination of the implied fair value of goodwill and fair value of assets and liabilities for business purchase price allocation purposes and goodwill impairment test purposes, fair value of long-lived assets and masthead for impairment test purposes, provisions for income taxes and determination of future income tax assets and liabilities, and the determination of fair value of financial instruments and derivative instruments. Actual results could differ from these estimates.
Revenue recognition
     The Company recognizes its operating revenues when the following criteria are met:
•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed or determinable, and

•	collection of the sale is reasonably assured.
     In particular, circulation and advertising revenue from publishing activities is recognized when the publication is delivered, net of provisions for estimated returns based on the publication’s historical rate of return. Website advertising is recognized pro-rata over the contract period. Prepaid subscription revenue is recorded as deferred revenue and taken into income pro-rata over the term of the subscription. Revenue from the distribution of publications and products is recognized upon delivery, net of provisions for estimated returns. Revenue from commercial printing contracts is recognized once the service is rendered.
Long-lived assets, goodwill, intangible assets and deferred financing fees
     The Company reviews long-lived assets with definite useful lives whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset or group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Measurement of an impairment loss is based on the amount by which the group of assets carrying amount exceeds its fair value. Fair value is determined using quoted market prices, when available, or using accepted valuation techniques such as the discounted future cash flows method.
     Goodwill and intangible assets with indefinite useful lives are not amortized.
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
     Intangible assets acquired, such as mastheads, that have an indefinite useful life, are also tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset to its fair value, and an impairment loss is recognized in the consolidated statements of income for the excess, if any.
     Other intangible assets with definite useful lives, such as customer relationships and non-competition agreements, are amortized over their estimated useful lives using the straight-line method over a period of five to 10 years.
     Financing fees related to long-term financing are capitalized and recorded as a reduction of long-term debt and amortized using the effective interest rate method.
Pension plans and post-retirement benefits
     Pension plans. The Company offers defined benefit pension plans and defined contribution pension plans to various employee groups. Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Pension plan expense is charged to cost of sale, selling and administration expenses and includes:

•	Cost of pension plan benefits provided in exchange for employee services rendered during the year;

•	Amortization of prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans; and

•	Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets over the expected average remaining service period of 11 to 20 years of the active employee group covered by the plans.
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
Post-retirement benefits. The Company offers health, life and dental insurance plans to some of its retired employees. The cost of post-retirement benefits is determined using actuarial methods and the related benefits are funded by the Company as they become due. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the benefit obligation at the beginning of the year over the expected average remaining service period of the active employee group covered by the plans.
     A one-percentage point change in the discount rate would have the following effects ($’s in millions):

	Pension		Postretirement
	benefits		benefits
	1%	1%	1%	1%
Sensitivity analysis	increase	decrease	increase	decrease

Effect on benefit costs (gain) loss	$(2.5)	$3.0	$(0.3)	$0.4
Effect on benefit obligations	(33.5)	38.3	(3.2)	3.7
     A one-percentage point change in the expected return on plan assets would have the following effects:

	Pension		Postretirement
	benefits		benefits
	1%	1%	1%	1%
Sensitivity analysis	increase	decrease	increase	decrease

Effect on benefit costs (gain) loss	$(2.1)	$2.1	$—	$—
     A one-percentage point change in the rate of compensation increase would have the following effects:

	Pension		Postretirement
	benefits		benefits
	1%	1%	1%	1%
Sensitivity analysis	increase	decrease	increase	decrease

Effect on benefit costs (gain) loss	$1.1	$(1.0)	$—	$—
Effect on benefit obligations	4.4	(4.3)	—	—
     A one-percentage point change in the assumed health care cost trend would have the following effects:

	Postretirement
	benefits
	1%	1%
Sensitivity analysis	increase	decrease

Effect on benefit costs (gain) loss	$0.9	$(0.7)
Effect on benefit obligations	5.1	(3.9)
Derivative financial instruments
     The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative financial instruments for trading purposes. Under hedge accounting, the Company documents all hedging relationships between hedging items and hedged items, its strategy for using hedges and its risk-management objective. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges. The Company assesses the effectiveness of derivative financial instruments when the hedge is put in place and on an ongoing basis.
     The Company enters into the following types of derivative financial instruments:
•	The Company uses cross-currency interest rate swaps to hedge (i) the foreign currency rate exposure on interest and principal payments on foreign currency denominated debt and/or (ii) the fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set in fixed Canadian dollars all future interest and principal payments on U.S. denominated debt are designated as cash flow hedges. The Company’s cross-currency interest rate swaps that set all future interest and principal payments on U.S. denominated debt, in addition to converting the interest rate from a fixed rate to a floating rate, are designated as fair value hedges.

•	The Company uses interest rate swaps to manage the fair value exposure on certain debt resulting from changes in interest rates. These swap agreements require a periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. These interest rate swaps are designated as fair value hedges when they convert the interest rate from a fixed rate to a floating rate, or as cash flow hedges when they convert the interest rate from a floating rate to a fixed rate.
     Effective January 1, 2007, under hedge accounting, the Company applies the following accounting policies:
•	For derivative financial instruments designated as fair value hedges, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

•	For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the statement of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.
     Prior to 2007, under hedge accounting, the Company recorded its hedging relationships as follows:
•	For long-term debt in foreign currency hedged by foreign exchange forward contracts and cross-currency interest rate swaps, foreign exchange translation gains and losses on long-term debt were offset by corresponding gains and losses on derivative instruments recorded under other assets or other liabilities. The fees on forward foreign exchange contracts and on cross-currency swaps were recognized as an adjustment to interest expense over the term of the agreement.

•	For long-term debt hedged by interest rate swaps, interest expense on the debt was adjusted to include payments made or received under interest rate swaps.

•	In addition, realized and unrealized gains or losses associated with derivative financial instruments that were terminated or ceased to be effective prior to maturity for purposes of hedge accounting, were deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction was recognized. In the event a designated hedged item was sold, extinguished or matured prior to the termination of the related derivative financial instrument, any realized or unrealized gain or loss on such derivative financial instrument was recognized in income.
     Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.
     Any change in the fair value of these derivative financial instruments recorded in income is included in gain or loss on valuation and translation of financial instruments.
     Derivative financial instruments that are ineffective or that are not designated as hedges, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a mark-to-market basis in the balance sheet. Any change in the fair value of these derivative financial instruments is recorded in income as a loss (gain) on valuation and translation of financial instruments.
Income taxes
     The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is established, if necessary, to reduce any future income tax asset to an amount that is more likely than not to be realized.
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

Canadian and United States Accounting Policy Differences
     Sun Media prepares its financial statements in accordance with Canadian GAAP, which differs in certain respects from GAAP in the United States. The areas of significant differences and their impact on the financial statements are described in note 20 to the Company’s audited financial statements included in Item 17 of this annual report.
Recent Accounting Developments
Canadian GAAP
     In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and which results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to Accounting Guideline 11, Enterprises in the Development Stage. The new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether those assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects on its financial statements of adopting this standard but does not expect the adoption will have a material impact on its financial statements.
     In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The Company will be required to report under IFRS for its 2011 interim and annual financial statements and to provide in the 2011 financial statements IFRS comparative information for the 2010 fiscal year.
     IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. In order to prepare for the transition to IFRS, the Company has established a formal governance structure which includes senior levels of management from all relevant departments and subsidiaries, and has also engaged an external expert advisor.
     The Company has completed a diagnostic impact assessment, including a high-level analysis of potential consequences to financial reporting, business processes, internal controls, and information systems, and has commenced the development phase of implementation strategies. Initial training has been provided to key employees and further investment in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS.
     At this time, the impact on the Company’s future financial position and results of operations is not yet reasonably determinable while the Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS. Further updates on the progress to conversion and the potential reporting impact of the adoption of IFRS will be provided during the implementation period to follow.
U.S. GAAP
     On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards No.157, “Fair Value Measurements” (SFAS 157) that enhance guidance for using fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-1, “Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” which removes certain leasing transactions from the scope of SFAS No. 157, and FSP FAS 157-2, “Effective Date of SFAS 157,” which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its financial statements upon full adoption in 2009.
     In December 2007, the FASB issued SFAS 141 (Revised 2007), Business Combinations (SFAS 141R), and SFAS 160, Non-controlling Interests in Consolidated Financial Statements (SFAS 160), to improve and converge internationally the accounting for business combinations, the reporting of non-controlling interests in consolidated financial statements, accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008 and SFAS 160 shall be effective as of the beginning of 2009. The Company is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its consolidated financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     The following table presents information concerning our directors and executive officers as of February 15, 2009:

Name and Municipality of Residence	Age	Position
Serge Gouin	65	Director and Chairman of the Board
Outremont, Quebec

Jean La Couture, FCA(1)	62	Director and Chairman of the Audit Committee
Montreal, Quebec

André Delisle(1)	62	Director
Montreal, Quebec

A. Michel Lavigne(1)	58	Director
Brossard, Quebec

Pierre Karl Péladeau	47	Director and President and Chief Executive Officer
Outremont, Quebec

John S. Leader	43	Executive Vice President, Finance and Chief Financial Officer
Aurora, Ontario

Julia Kamula	45	Executive Vice President, Operations, Central Canada
Dundas, Ontario

Patrick Lauzon	40	Executive Vice President, Online and Business Initiatives
Blainville, Quebec

Kin-Man Lee Richmond Hill, Ontario	45	Executive Vice President, Publisher and Chief Executive Officer, the Toronto Sun and Publisher, 24 Hours Toronto

J. Craig Martin	53	Executive Vice President, Operations, Sun Media Western Canada Operations
Sherwood Park, Alberta

Lyne Robitaille Laval, Quebec	46	Executive Vice President, Operations, Eastern Canada, and Publisher and President, the Journal de Montréal

Jack Mulchinock	62	Senior Vice President, Information Technology
Sharon, Ontario

Steve Angelevski	47	Corporate Vice President, Reader Sales & Services
Markham, Ontario

Christopher Brockbank	44	Vice President, Marketing
Mississauga, Ontario

Donna Glasspoole	47	Vice President, Classified Advertising
Kingston, Ontario

Christopher R. Krygiel	50	Vice President, Human Resources
Mississauga, Ontario

Roger Martel	60	Vice President, Internal Audit
Repentigny, Quebec

Charles Michaud	55	Vice President, Quebec Weeklies
Saint-Jerome, Quebec

Name and Municipality of Residence	Age	Position
Louis Morin	51	Vice President
Kirkland, Quebec

Nolin Richard	49	Vice President, Corporate Production and Procurement
Lorraine, Quebec

Richard Roy	46	Vice President, Technologies
Terrebonne, Quebec

David Black Spruce Grove, Alberta	58	Publisher and Chief Executive Officer, the Edmonton Sun and 24 Hours Edmonton

Rick Gibbons Ottawa, Ontario	56	Publisher and Chief Executive Officer, the Ottawa Sun and 24 Hours Ottawa

Daniel Houde	59	Publisher and President, the Journal de Québec
Quebec, Quebec

Kevin Klein	43	Publisher and Chief Executive Officer, the Winnipeg Sun
Winnipeg, Manitoba

Susan Muszak London, Ontario	46	Publisher and Chief Executive Officer, the London Free Press, and Senior Group Publisher, South Central Ontario

Gordon D. Norrie Calgary, Alberta	50	Publisher and Chief Executive Officer, the Calgary Sun and 24 Hours Calgary

David Hung	35	Director of Finance and Corporate Controller
Toronto, Ontario

Jean-François Pruneau	38	Treasurer
Repentigny, Quebec

Claudine Tremblay	55	Corporate Secretary
Nuns’ Island, Quebec

Christian Marcoux	34	Assistant Corporate Secretary
Laval, Quebec

Bernard Pageau	54	Director, Legal Affairs and Assistant Corporate Secretary
Laval, Quebec

(1)	Member of the Audit Committee
     Serge Gouin, Director and Chairman of the Board of Directors. Mr. Gouin has been a Director and Chairman of the Board of Directors of Sun Media Corporation since May 2004. Mr. Gouin has also been a Director of Quebecor Media Inc. since May 2001, and he re-assumed the position of Chairman of the Board of Directors in May 2005, having also held that position from January 2003 to March 2004. Mr. Gouin served as President and Chief Executive Officer of Quebecor Media Inc. from March 2004 until May 2005. Mr. Gouin has also served as Director and Chairman of the Board of Directors of Videotron Ltd. since July 2001. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from 1998 to 2003. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Groupe Videotron. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of Télé-Métropole inc. (now TVA Group Inc.). Mr. Gouin is also a member of the Boards of Directors of Biovail Corporation, Onex Corporation and of TVA Group Inc.
     Jean La Couture, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has served as a Director and Chairman of the Audit Committee of Sun Media Corporation since June 2003. He also serves as Director and Chairman of the Audit Committee of each of Quebecor Inc., Quebecor Media Inc. and Videotron Ltd. Mr. La Couture

was a Director of Quebecor World Inc. from December 2007 to December 2008. Mr. La Couture, a Fellow Chartered Accountant, is President of Huis Clos Ltée., a management and mediation firm. He is also President of the Regroupement des assureurs de personnes à charte du Québec (RACQ), a position he has held since August 1995. From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. He is Chairman of the Boards of Innergex Power Trust, Groupe Pomerleau (a Quebec-based construction company) and Maestro (a real estate capital fund), and serves as a Director of Immunotec Inc.
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
     A. Michel Lavigne, FCA, Director and member of the Audit Committee. Mr. Lavigne has served as a Director of Sun Media Corporation and a member of its Audit Committee since June 2005. Since that date, Mr. Lavigne has also served as a Director and a member of the Audit Committee and the Compensation Committee of Quebecor Media Inc., and as a Director and a member of the Audit Committee of Videotron Ltd. and of TVA Group Inc. Mr. Lavigne is also a Director of the Caisse de dépôt et placement du Québec and NStein Technologies Inc., as well as the Chairman of the Board of Primary Energy Recycling Corporation. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montreal, Quebec, as Chairman of the Board of Grant Thornton Canada and as a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Accountant of the Ordre des comptables agréés du Québec and a member of the Canadian Institute of Chartered Accountants since 1973.
     Pierre Karl Péladeau, Director and President and Chief Executive Officer. Mr. Péladeau has served as a Director of Sun Media Corporation since February 1999 and was appointed President and Chief Executive Officer in November 2008. Mr. Péladeau is also currently President and Chief Executive Officer of Quebecor Media Inc. (since August 2008) and President and Chief Executive Officer of Quebecor Inc., a position he has held since 1999. He was Vice Chairman of the Board of Directors and Chief Executive Officer of Quebecor Media Inc. from May 2006 to November 2008 and President and Chief Executive Officer of Quebecor World Inc. from March 2004 to May 2006. Mr. Péladeau joined Quebecor Inc.’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions in the Quebecor group of companies. In 1998, Mr. Péladeau spearheaded the acquisition of Sun Media Corporation and in 2000, he was responsible for the acquisition of Groupe Vidéotron. Mr. Péladeau was also the President and Chief Executive Officer of Videotron Ltd. from July 2001 until June 2003, Mr. Péladeau sits on the board of numerous Quebecor group companies and is active in many charitable and cultural organizations.
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
     Patrick Lauzon, Executive Vice President, Online and Business Initiatives. Mr. Lauzon was appointed Executive Vice President, Online and Business Initiatives at Sun Media Corporation in October 2008. Prior to this appointment, Mr. Lauzon was Executive Vice President of Canoe Inc., a subsidiary of Quebecor Media, a position he held from June 2006 to October 2008. Prior to his involvement with Quebecor, Mr. Lauzon acted as Vice President of Sales and Business Development at Bell Canada Sympatico / MSN, from May 2004 to June 2006. Mr. Lauzon also held the position of Vice President of Sales with Sympatico.ca and SympaticoLycos. Mr. Lauzon is a director of several Canadian online starts-up and acted as Chairman of the Interactive Advertising Bureau of Canada (IAB) from 2005 to 2007.
     Kin-Man Lee, Executive Vice President, Publisher and Chief Executive Officer, Toronto Sun and 24 Hours Toronto. Mr. Lee was appointed to his current position in March 2006. Mr. Lee began his career with The Toronto Sun Publishing Corporation in August 1989 as the Assistant Corporate Controller. In 1993, he transferred to Bowes Publishers Ltd. During his tenure at Bowes, Mr. Lee was appointed Corporate Controller in 1993, Director of Finance in 1998, Vice President, Finance in 2000 and Vice President, Finance and Administration in 2001. In October 2001, Mr. Lee returned to Sun Media where he was appointed Vice President, Corporate Controller in October 2001 and Vice President and Chief Financial Officer in January 2005, a position he held until March 2006.
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
     Chris Brockbank, Vice President, Marketing. Mr. Brockbank was appointed Vice President Marketing in April 2008. Prior to joining Sun Media Corporation, Mr. Brockbank was Vice President, Marketing, Sirius Satellite Radio Canada Inc. from January 2006 to April 2008. Prior to that Mr. Brockbank worked for Bell Canada Inc. for five years and served in a number of Senior Management roles in Marketing and ultimately serving as General Manager Customer Experience. Mr. Brockbank has over 20 years experience in marketing having also worked in Bell Mobility, Nortel Networks and ICO Global Communications.

     Donna Glasspoole, Vice President, Classified Advertising. Ms. Glasspoole was appointed Vice President, Classified Advertising in November 2007. Prior to joining Sun Media, Ms. Glasspoole was Director, Classified Advertising with Osprey Media since September 2005. Previously, Ms. Glasspoole was Manager Applications and Implementation at Osprey Media since February 2003, responsible for centralizing all advertising for Osprey Media into one database, standardizing all Classified and Implementing a Classified Sales Center for all inbound Classified. Ms. Glasspoole has over 25 years of media experience, including Television, Radio, Newspapers and Online.
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
     Charles Michaud, Vice President, Quebec Weeklies. Mr. Michaud became Vice-President, Quebec Weeklies of Sun Media Corporation in 2005. He began his career in the newspaper industry in 1977, as a photographer and journalist, and held various functions in editorial and sales before becoming Publisher of L’Écho du Nord, a Quebecor Weekly newspaper in Saint-Jérôme, Quebec, between 1986 and 1993. He then worked at the head office of the Quebec Community Newspaper Group in several management roles until assuming his current position.
     Louis Morin, Vice President. Mr. Morin became Vice President of Sun Media Corporation in January 2007, at which time he was also appointed Vice President and Chief Financial Officer of Quebecor Media Inc. From December 2003 until January 2006, he served as Chief Financial Officer of Bombardier Recreational Products Inc. Prior to that Mr. Morin was Senior Vice President and Chief Financial Officer of Bombardier Inc. from April 1999 until February 2003 where he worked since 1982. Mr. Morin was appointed Vice President and Chief Financial Officer of Quebecor Inc. in January 2008. Mr. Morin holds a Master’s degree as well as a Bachelor’s degree in Business Administration from the University of Montreal and is a Chartered Accountant.
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
     David Black, Publisher & Chief Executive Officer, the Edmonton Sun and 24 Hours in Edmonton. Mr. Black was appointed to his current role in January 2008. He began his career with Sun Media in 1972 at the Toronto Sun, just two months after the launch of the paper where he rose to management positions in Classified and Retail Advertising. Mr. Black joined the Edmonton Sun in 1985 as the Director of Advertising and his leadership earned him his promotion in 1990 to General Manager.
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
     Daniel Houde, Publisher and President, Le Journal de Québec. Mr. Houde was appointed Publisher and Chief Executive Offier in August 2008. Prior to that, Mr. Houde oversaw the Advertising operations of Le Journal de Québec, holding the positions of Vice President, Sales since 1982 and Director of Sales since 1977. He has held numerous other sales positions within the organization and has over 30 years experience in the media business.
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
     Susan Muszak, Publisher and Chief Executive Officer, the London Free Press and Senior Group Publisher, South Central Ontario. Ms. Muszak was appointed to her position in September 2008. She began her career with the London Free Press in 1995 as Advertising Director. In 1998 she was appointed to the position of General Manager and in May 2001 Publisher and Chief Executive Officer. Prior to joining the London Free Press, Ms. Muszak worked for the Southam Newspaper Group for 16 years in several management positions, rising to Advertising Director for the Hamilton Spectator. Ms. Muszak serves on the Board of Directors for St-Joseph’s Health Center.
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
     David Hung, Director of Finance and Corporate Controller. Mr. Hung has held his current position since October 2008. Mr. Hung joined Sun Media in January 2004 as Corporate Controller. In October 2007, Mr. Hung joined Bell ExpressVu as Director and Controller, before re-joining Sun Media in his current position. Prior to joining Sun Media in January 2004, Mr. Hung was Director of Finance of Score Media Inc. from 2000 to 2003. Mr. Hung is a member of the Canadian Institute of Chartered Accountants.
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
     Claudine Tremblay, Corporate Secretary. Ms. Tremblay has been Corporate Secretary of Sun Media Corporation since September 2001 and is also Vice President and Secretary of Quebecor Inc. and Quebecor Media Inc. since January 2008 and Secretary of Videotron Ltd. since November 2006. She also serves as either Secretary or Assistant Secretary of various subsidiaries of Quebecor Inc. and, since December 2004, Ms. Tremblay serves as Corporate Secretary of TVA Group Inc. Ms. Tremblay was Senior Director, Corporate Secretariat for Quebecor Media Inc., Quebecor World Inc. and Quebecor Inc. from 2003 to December 2007. Prior to joining the Quebecor group of companies in 1987, Ms. Tremblay was Assistant Secretary and Administrative Assistant at the National Bank of Canada from 1979 to 1987. She has also been a member of the Chambre des notaires du Québec since 1977.
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
     Bernard Pageau, Director, Legal Affairs, and Assistant Corporate Secretary. Mr. Pageau joined Quebecor Inc./Quebecor Communications Inc. in 1996 as Legal Counsel, and has served in that capacity for Sun Media Corporation since 1999 and for Quebecor Media Inc. since 2001. He became Director, Legal Affairs of Quebecor Media Inc. in 2004. Prior to 1996, Mr. Pageau was an attorney with Stikeman Elliott LLP, a Canadian law firm, for over nine years. Mr. Pageau was appointed Assistant Corporate Secretary of Sun Media Corporation in July 2001 and Director, Legal Affairs in August 2007.
Board Practices
     Reference is made to “— Directors and Senior Management” for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.
     Our Board of Directors has five directors. Our directors are elected by our sole shareholder (which is, in turn, controlled by Quebecor Media), to serve until a successor director is elected or appointed. There are no directors’ service contracts with Sun Media or any of our subsidiaries providing for benefits upon termination of employment.
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

Compensation of Directors and Executive Officers
     All of our directors are also directors of Quebecor Media, and, as such, do not receive any compensation in their capacity as directors of Sun Media, except for the members of our Audit Committee, who receive attendance fees of $2,500 per meeting, and except for the Chairman of our Audit Committee (currently, Mr. La Couture) who receives an annual fee of $4,500 to act in such capacity. Our directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our Board of Directors and our Audit Committee. During the financial year ended December 31, 2008, the amount of compensation (including benefits in kind) paid to our five directors for services in all capacities to Sun Media and its subsidiaries was $138,750.
     Compensation of our senior executive officers is composed primarily of base salary and the payment of cash bonuses. Cash bonuses are generally tied to the achievement of financial performance indicators and personal objectives, and they may vary from 20.0% to 42.5% of base salary depending upon the level of responsibilities of the senior executive officer. Our executive compensation package is also complemented by long-term incentives in the form of options to purchase our common shares to be issued pursuant to Quebecor Media’s stock option plan.
     The aggregate amount of compensation paid by Sun Media with respect to the year ended December 31, 2008 to our executive officers, as a group, who are named in the table under “—Directors and Senior Management”, was $6.4 million, including salaries, bonuses and profit-sharing payments.
Quebecor Media’s Stock Option Plan
     Under a stock option plan established by Quebecor Media, 6,180,140 common shares of Quebecor Media have been set aside for officers, senior employees, directors and other key employees of Quebecor Media and its subsidiaries, including Sun Media. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of Quebecor Media common shares at the date of grant, as determined by its Board of Directors (if Quebecor Media common shares are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of grant of the common shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant. As long as the shares of Quebecor Media have not been listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options to receive an amount in cash equal to the difference between the fair market value, as determined by Quebecor Media’s Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, purchase common shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless Quebecor Media’s Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by Quebecor Media’s Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of grant.
     During the year ended December 31, 2008, no options under this plan were granted to directors, officers and employees of Sun Media (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group companies). During the year ended December 31, 2008, a total of 653,228 options were exercised by officers and employees of Sun Media, for aggregate gross value realized of $21.6 million. The stock option plan of Quebecor Media did not allow the exercise of any option before 2008 although it covered a six year compensation value. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2008, an aggregate total of 613,924 options granted to directors, officers and employees of Sun Media (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group companies) remain outstanding, with a weighted average exercise price of $42.63 per share, as determined by Quebecor Media’s Compensation Committee.
Pension Benefits
     Quebecor Media maintains a pension plan for its non-unionized employees and those of its subsidiaries, including Sun Media. The pension plan provides higher pension benefits to eligible executive officers than those provided to other employees. The higher pension benefits under this plan are equal to 2.0% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and from the age of 61 years without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension payable under such pension plan is as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $122,222. An executive officer contributes to the plan an amount equal to 5% of his or her salary up to a maximum of $6,111 in respect of 2009.
     The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Participation
Compensation	10	15	20	25	30
$122,222 or more	$24,444	$36,667	$48,889	$61,111	$73,333
Supplemental Retirement Benefit Plan for Designated Executives
     In addition to the pension plan in force, Quebecor Media provides supplemental retirement benefits to certain designated executives. As of December 31, 2008, five senior executive officers of Sun Media are participants under this plan, with credited service ranging from two years to six years.
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
     The table below indicates the annual supplemental pension that would be payable at the normal retirement age of 65 years:

	Years of Credited Service
Compensation	10	15	20	25	30
$ 200,000	$15,556	$23,333	$31,111	$38,889	$46,667
$ 300,000	$35,556	$53,333	$71,111	$88,889	$106,667
$ 400,000	$55,556	$83,333	$111,111	$138,889	$166,667
$ 500,000	$75,556	$113,333	$151,111	$188,889	$226,667
$ 600,000	$95,556	$143,333	$191,111	$238,889	$286,667
$ 800,000	$135,556	$203,333	$271,111	$338,889	$406,667
$1,000,000	$175,556	$263,333	$351,111	$438,889	$526,667
$1,200,000	$215,556	$323,333	$431,111	$538,889	$646,667
$1,400,000	$255,556	$383,333	$511,111	$638,889	$766,667
     The plan provisions are slightly different for one senior executive who was an executive of Sun Media before 1988.

Liability Insurance
     Quebecor Inc., our ultimate parent entity, carries liability insurance for the benefit of its directors and officers, as well as for the directors and officers of its subsidiaries, including Sun Media and our subsidiaries, against certain liabilities incurred by them in such capacity. These policies are subject to customary deductibles and exceptions. The premiums in respect of this insurance are entirely paid by Quebecor, which is then reimbursed by Quebecor Media and its subsidiaries, including Sun Media, for their ratable portion thereof.
Employees
     As of December 31, 2008, we employed 5,120 employees (comprised of 4,305 full-time employees and 815 part-time employees expressed as full-time equivalents). In addition, we employ the services of a number of freelancers from time to time.
     The following table presents the total number of employees of Sun Media as of December 31, 2008, 2007 and 2006 and provides a breakdown by geographic location. Total employees include full-time and part-time employees expressed as full-time equivalents.

	2008	2007	2006
Ontario	1,966	2,123	2,364
Quebec	1,642	1,830	1,945
Alberta	1,108	1,141	1,193
Manitoba	307	352	356
Saskatchewan	52	48	52
British Columbia	38	39	21
New Brunswick	7	8	8

Total Company employees at year end	5,120	5,541	5,939

     The decrease in the number of employees at December 31, 2008 compared to December 31, 2007 is primarily attributable to restructuring initiatives, including the workforce reduction announced in December 2008 that is currently underway and the complete transfer of printing operations at the Toronto Sun and the Journal de Montréal to the printing facilities in Islington, Ontario, and Mirabel, Quebec, respectively, both owned and operated by Quebecor Media. The decrease in the number of employees at December 31, 2007 compared to December 31, 2006 is primarily attributable to various restructuring initiatives offset by additional staff associated with acquisitions and with new products including 24 Hours in Edmonton and 24 Hours in Calgary, as well as the Sales and Service Center in Kanata.
     As of December 31, 2008, approximately one-third of our employees are unionized. We are currently a party to 42 collective bargaining agreements. As of February 28, 2009, 3 of our collective bargaining agreements, representing 315, or 20.9%, of our unionized employees, have expired. Negotiations regarding these 3 collective bargaining agreements are either in progress or will be undertaken in 2009. Our 39 other collective bargaining agreements, representing approximately 1,195 unionized employees, are scheduled to expire on various dates through August 2013. See also the risk factor “Item 3. Key Information — Risk Factors — We may be adversely affected by strikes and other labour protests” above.
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
     Quebecor Media is 54.7% owned by Quebecor and 45.3% owned by CDP Capital d’Amérique Investissements Inc. Quebecor is a communications holding company. Its primary assets are its interests in Quebecor Media. CDP Capital d’Amérique Investissements Inc. is a wholly-owned subsidiary of Caisse de dépôt et placement du Québec, one of Canada’s largest pension fund managers.
Certain Relationships and Related Party Transactions
     The following describes certain material transactions in which we and our directors, executive officers and affiliates are involved. We believe that each of the transactions described below is on terms no less favourable to us than could have been obtained from unrelated third parties.
Issuance and redemption of convertible obligations and investment in Quebecor Media, Mirabel and SUN TV
     Sun Media has invested in certain preferred shares issued by Quebecor Media, Mirabel and SUN TV and concurrently issued convertible obligations to Quebecor Media, Mirabel and SUN TV.
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
     Quebecor Media
     On July 9, 2001, we issued a $1.6 billion convertible obligation due 2007 to Quebecor Media (“2007 Convertible Obligation Issue”), and we used the proceeds to invest in $1.6 billion of Quebecor Media’s Series A Cumulative First Preferred Shares, in a transaction designed for tax planning purposes. On November 28, 2002, we issued a new convertible obligation to Quebecor Media in the amount of $350.0 million due 2008 (“2008 Convertible Obligation Issue”), and we used the proceeds to invest in $350.0 million of the Quebecor Media Series A Cumulative First Preferred Shares. On July 31, 2003, we redeemed $360.0 million and on January 14, 2004 we redeemed another $450.0 million of the 2007 Convertible Obligation Issue, using the proceeds from sales of our Quebecor Media Series A Cumulative First Preferred Shares.
     On January 14, 2005, Sun Media sold $150.0 million of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media and used the proceeds to redeem $150.0 million of its 2007 Convertible Obligation Issue. In addition, the Company issued a new convertible obligation to Quebecor Media in the amount of $255.0 million (“2020

Convertible Obligation Issue”). The 2020 Convertible Obligation Issue matures on January 14, 2020 and bears interest at 10.50% payable semi-annually. The Company used the proceeds from the 2020 Convertible Obligation Issue to invest in an additional $255.0 million of Quebecor Media Series F Cumulative First Preferred Shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its existing Series A Cumulative First Preferred Shares in Quebecor Media. As a result of the transactions completed on January 14, 2005, the Company’s investment in Quebecor Media Preferred Shares and the principal balance of its convertible obligations was $1,245.0 million as of December 31, 2005.
     On June 12, 2006, Sun Media sold $255.0 million of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media, and used the proceeds to redeem $255.0 million of its 2007 Convertible Obligation Issue. In addition, the Company issued a new convertible obligation to Quebecor Media in the amount of $120.0 million (“2021 Convertible Obligation Issue”). The 2021 Convertible Obligation Issue matures on June 12, 2021 and bears interest at 10.50% payable semi-annually. The Company used the proceeds from the issuance of the 2021 Convertible Obligation Issue to invest in an additional $120.0 million of Quebecor Media Series F Cumulative First Preferred Shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its Series A Cumulative First Preferred Shares of Quebecor Media.
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
     On July 13, 2007, the Company sold $235.0 million of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media and used the proceeds to redeem $235.0 million of its 2008 Convertible Obligation Issue.
     On July 27, 2007, the Company issued a new convertible obligation to Quebecor Media in the amount of $240.0 million (the “2022 Convertible Obligation Issue”). The 2022 Convertible Obligation Issue matures on December 20, 2022 and bears interest at 10.50% payable semi-annually. The Company used the proceeds from the issuance of the 2022 Convertible Obligation Issue to invest in $240.0 million of Quebecor Media Series G Cumulative First Preferred Shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its Series F Cumulative First Preferred Shares of Quebecor Media.
     On December 20, 2007, the Company converted $320.0 million of Quebecor Media Series F Cumulative First Preferred Shares into Quebecor Media Series G Cumulative First Preferred Shares.
     On December 19, 2008, the Company sold $560.0 million of its investment in the Series G Cumulative First Preferred Shares of Quebecor Media and used the proceeds to redeem $200.0 million of its 2020 Convertible Obligation Issue, $120.0 million of its 2021 Convertible Obligation Issue and $240.0 million of its 2022 Convertible Obligation Issue.
     As a result of the transactions completed on December 19, 2008, the Company’s investment in Quebecor Media Series G Cumulative First Preferred Shares and the principal balance of its convertible obligations was nil as of December 31, 2008.
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

     On December 20, 2006, Sun Media sold $2.925 million of its investment in SUN TV Preferred Shares and used the proceeds to redeem $2.925 million of its convertible obligations.
     On December 20, 2007, Sun Media sold $24.625 million of its investment in SUN TV Preferred Shares and used the proceeds to redeem $24.625 million of its convertible obligations.
     As of December 31, 2008, the Company’s investment in SUN TV Preferred Shares and the principal balance of its convertible obligations was $9.75 million.
     Mirabel
     On June 16, 2008, the Company issued a new convertible obligation to Mirabel in the amount of $500.0 million. This new convertible obligation matures on June 16, 2023 (the “2023 Convertible Obligation Issue”) and bears interest at 11.00% payable semi-annually. The Company used the proceeds from the issuance of this new convertible obligation to invest in $500.0 million of Mirabel Class G Preferred Shares, carrying an 11.25% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to the Quebecor Media and SUN TV Preferred Shares.
     On November 19, 2008, the Company sold $310.0 million of its investment in Mirabel Class G Preferred Shares and used the proceeds to redeem $310.0 million of its 2023 Convertible Obligation Issue.
     As of December 31, 2008, the Company’s investment in Mirabel Class G Preferred Shares and the principal balance of its 2023 Convertible Obligation Issue was $190.0 million.
     See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity and capital resource requirements — Purchase and/or sale of Preferred Shares of Quebecor Media, Mirabel and SUN TV and convertible obligations issued to and/or redeemed from Quebecor Media, Mirabel and SUN TV”.
Subordinated Loans
     On October 31, 2007, the Company entered into a $237.5 million subordinated loan agreement (“2013 Subordinated Loan”) with Quebecor Media which bears interest at an annual rate of 7.00% and matures on October 31, 2013. The Subordinated Loan is prepayable by the Company, in whole or in part, including accrued interest, at any time prior to maturity. Quebecor Media may, upon the occurrence of certain events, cause the outstanding principal and accrued interest to become immediately due and payable.
     On April 10, 2008, the Company entered into an additional $24.0 million subordinated loan agreement (“2014 Subordinated Loan”) with Quebecor Media which bears interest at an annual rate of 7.00% and matures on April 10, 2014. Aside from the maturity date, the 2014 Subordinated Loan has the same principal terms and conditions as the 2013 Subordinated Loan.
     At any time prior to maturity, the 2013 Subordinated Loan and 2014 Subordinated Loan (collectively the “Subordinated Loans”) (including accrued interest thereon) are convertible, in whole or in part, at the option of either the Company or Quebecor Media, into fully-paid and non-assessable common shares of the Company (although the Company may in any event elect to pay accrued interest in cash). The number of such shares shall be determined by dividing the amount to be so converted by the fair value of one common share as determined by the Board of Directors of the Company. The Company may elect to defer, at any time and from time to time, interest payments on the Subordinated Loans by a period of up to 12 months, provided, however, that no deferral period may extend beyond the maturity date.
     During the year ended December 31, 2008, interest expense on the Subordinated Loans was $17.7 million (2007 — $2.7 million). For the year ended December 31, 2008, the total interest paid on the Subordinated Loans was $17.6 million (2007 — $2.1 million). As of December 31, 2008, interest payable was $0.7 million (December 31, 2007 — $0.6 million).

The balance of the Subordinated Loans as of December 31, 2008 totalled $261.5 million (December 31, 2007 — $237.5 million).
Acquisition of non-capital losses
     On September 30, 2006, Sun Media’s ultimate parent company, Quebecor, transferred to the Company $74.2 million of non-capital tax losses in exchange for cash consideration of $16.1 million. This transaction was recorded at the exchange amount. As a result, the Company recorded an income tax asset of $24.5 million and the difference of $8.4 million between the net cash consideration and the income tax asset was recorded as a deferred credit. As these acquired non-capital losses are utilized, the deferred credit is proportionately recognized as a reduction of income tax expense. As of December 31, 2008 the Company had used up the entire $8.4 million of deferred credit.
     In December 2007, the Company acquired unused non-capital tax losses, tax credits and commodity tax receivables from a company under common control in exchange for the issuance of one common share of the Company. The transaction was recorded at the exchange amount of $10.6 million.
Management and other services
     The Company earns revenue for advertising and other services provided to, and incurs expenses for purchases and services with related companies under common control in the normal course of operations. Related party purchases included the printing of certain publications at Quebecor Media’s printing facilities in Toronto, Ontario and Saint-Janvier-de-Mirabel, Quebec. Related party revenues were largely advertising sales to Osprey Media Publishing Inc., Videotron Ltd., TVA Group Inc. and Groupe Archambault Inc., all affiliates of Quebecor Media. Those transactions were concluded and accounted for at the exchange amount.
     The following table presents the amounts of the Company’s revenues, accounts receivable, purchases and accounts payable from transactions with related parties during the periods indicated:

	Year Ended December 31,
	2008	2007	2006
		(in thousands)
Revenues	$23,548	$16,883	$15,401
Accounts receivable	2,641	4,681	5,347
Purchases and services	115,095	52,250	31,522
Accounts payable	11,836	34,193	23,458

     For the year ended December 31, 2008, Quebecor Media charged the Company for management fees of $6.6 million which is reflected in our cost of sales, selling and administrative expenses. For the years ended December 31, 2007 and 2006, the management fee amounted to $8.5 million and $8.7 million, respectively.
Item 8. FINANCIAL INFORMATION
Consolidated Statements and Other Financial Information
     Our audited consolidated balance sheets as of December 31, 2008 and 2007 and our audited consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for each of the years ended December 31, 2008, 2007 and 2006, as well as the auditor’s reports thereon, are presented under Item 17 of this annual report.
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
Dividend Distribution Policy
     In the year ended December 31, 2008, we paid aggregate dividends of $134.0 million, or $106.26 per common share, to our sole shareholder, a wholly-owned subsidiary of Quebecor Media, in connection with its ownership of our 1,261,002 outstanding Class A Common Shares. In the year ended December 31, 2007, we paid dividends of $82.0 million, or $65.03 per common share, and we paid aggregate dividends of $95.5 million, or $75.73 per common share, during the year ended December 31, 2006.
     Sun Media’s Board of Directors has not determined what level of dividends or other distributions, if any, Sun Media will, to the extent permitted by the terms of its indebtedness and applicable law, pay to its shareholder, in 2009.
Significant Changes
     Except as otherwise disclosed in this annual report, there have been no significant changes in the financial position of the Company since December 31, 2008.
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
D- Selling Shareholders
         Not applicable.
E. Dilution
         Not applicable.
F- Expenses of the Issue
         Not applicable.
Item 10. ADDITIONAL INFORMATION
A- Share Capital
         As of December 31, 2008, 1,261,002 of our Class A Common Shares were issued and outstanding, 100% of which are owned by 3535991 Canada Inc., a wholly-owned subsidiary of Quebecor Media. Sun Media has no other share capital issued and outstanding.
B- Memorandum and Articles of Association
         The following is a description of certain provisions of the Articles of Sun Media Corporation (the “Articles”). The complete Articles, as amended, are filed as Exhibits to this annual report.
1.	On July 3, 2001, Sun Media was continued out from the federal jurisdiction into the jurisdiction of the province of British Columbia, Canada, under the Company Act (British Columbia) as company no. C-630300. On May 17, 2004, Sun Media was transitioned to comply with British Columbia’s new corporate legislation, the Business Corporations Act (British Columbia) (the “Act”). On December 27, 2008, Sun Media’s two wholly-owned significant subsidiaries, Bowes Publishers Limited and Sun Media (Toronto) Corporation, were amalgamated with Sun Media. The Articles do not limit Sun Media’s objects or powers.

2.	Conflicts of interest: A director of Sun Media who has a material interest in a proposed contract or transaction that is material to Sun Media (referred to as a “disclosable interest” in the Act) must disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the Act. Subject to certain exceptions, a director is not entitled to vote in respect of any contract or transaction in which such director has a disclosable interest, but if such director is present at the meeting at which such vote is taken, such director may be counted in the quorum present at the meeting.

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
5.            Shareholder Meetings: Section 182 of the Act requires Sun Media to hold an annual general meeting.
     The Articles provide that meetings of Sun Media’s shareholders shall be held at such time and place, in accordance with the Act, as the directors appoint, and, unless otherwise specifically provided, the provisions of the Articles relating to meetings shall apply with the necessary changes to a meeting of shareholders holding a particular class of shares. Notwithstanding the foregoing, a meeting of shareholders may only be held outside Canada if all shareholders entitled to vote at that meeting so agree, and a shareholder who attends a meeting of members held outside Canada is deemed to have so agreed except when he attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.
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
(a)	$1,600,000,000 12.15% Convertible Obligation (“CANCAP”) due July 14, 2007 between Sun Media Corporation and Quebecor Media Inc., dated as of July 9, 2001; $350,000,000 12.15% Convertible Obligation (“CANCAP”) due November 28, 2008 between Sun Media Corporation and Quebecor Media Inc., dated as of November 28, 2002; $255,000,000 10.50% Convertible Obligation (“CANCAP”) due January 14, 2020 between Sun Media Corporation and Quebecor Media Inc., dated as of January 14, 2005; $120,000,000 10.50% Convertible Obligation (“CANCAP”) due June 12, 2021 between Sun Media Corporation and Quebecor Media Inc., dated as of June 12, 2006; and $240,000,000 10.50% Convertible Obligation (“CANCAP”) due December 20, 2022 between Sun Media Corporation and Quebecor Media Inc., dated as of July 27, 2007.
     On July 9, 2001, we issued a 12.15% convertible obligation due 2007 to Quebecor Media in the principal amount of $1.6 billion, and we used the proceeds to invest in $1.6 billion of Quebecor Media Series A Cumulative First Preferred Shares, in a transaction designed for tax planning purposes. The $1.6 billion convertible obligation issued to Quebecor Media matured on July 14, 2007, and bore interest at 12.15% payable semi-annually. Under the terms of this convertible obligation, we could elect to defer, at any time and from time to time, coupon payments on the $1.6 billion convertible obligation issued in July 2001 by extending the coupon payment period on the obligation for a period of up to 12 consecutive semi-annual periods, provided, however, that no extension period could extend beyond the stated maturity of the convertible obligation. Also under the terms of this convertible obligation, we could, at any time, at our option, elect to satisfy our obligation to pay deferred semi-annual and the final coupon payment amounts by issuing and delivering to the holder, for each portion of one thousand dollars of coupon payment owed under this convertible obligation, the number of common shares of our capital stock valued at their fair value, determined by our Board of Directors. By giving notice to the holder at any time prior to the stated maturity, we could have elected to convert all or any part of the unpaid face amount and accrued and unpaid coupon payments into common shares, the number of which shares being determined by dividing the amount to be so converted by the fair value of one common share. Pursuant to the terms of this convertible obligation, we could have, at any time, required Quebecor Media to redeem the preferred shares at par plus accrued and unpaid dividends, and Quebecor Media could have, at its option at any time, redeemed the preferred shares at par plus accrued and unpaid dividends.
     On November 28, 2002, we issued a 12.15% convertible obligation due 2008 to Quebecor Media in the principal amount of $350.0 million, and we used the proceeds to invest in an additional $350.0 million of the Quebecor Media Series A Cumulative First Preferred Shares. This convertible obligation has substantially similar terms to that issued in July 2001 (described in the previous paragraph) and matured on November 28, 2008.
     On July 31, 2003, we sold $360.0 million of the Quebecor Media Series A Cumulative First Preferred Shares and used the proceeds to redeem $360.0 million of our 2007 Convertible Obligation Issue held by Quebecor Media.
     On January 14, 2004, we sold another $450.0 million of the Quebecor Media Series A Cumulative First Preferred Shares and used the proceeds to redeem $450.0 million in convertible obligations. On January 14, 2005, we sold a further $150.0 million of the Quebecor Media Series A Cumulative First Preferred Shares and used the proceeds to redeem $150.0 million of our 2007 Convertible Obligation Issue.
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
     On June 12, 2006, we sold $255.0 million of the Quebecor Media Series A Cumulative First Preferred Shares and used the proceeds to redeem $255.0 million of our 2007 Convertible Obligation Issue. We also issued a new convertible obligation to Quebecor Media in the amount of $120.0 million. This new convertible obligation matures on June 12, 2021, bears interest at 10.50% payable semi-annually and otherwise has terms and conditions substantially similar to our previously issued convertible obligations as described above. We used the proceeds from the issuance of this issuance to invest in an additional $120.0 million of Quebecor Media Series F Cumulative First Preferred Shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its Series A Cumulative First Preferred Shares of Quebecor Media.
     On December 28, 2006, we sold another $500.0 million of the Quebecor Media Series A Cumulative First Preferred Shares and used the proceeds to redeem a principal amount of $385.0 million of our 2007 Convertible Obligation Issue and a principal amount of $115.0 million of our 2008 Convertible Obligation Issue. We also sold $55.0 million of the Quebecor Media Series F Cumulative First Preferred Shares and used the proceeds to redeem $55.0 million of our 2020 Convertible Obligation Issue.
     On July 13, 2007, we sold $235.0 million of the Quebecor Media Series A Cumulative First Preferred Shares and used the proceeds to redeem $235.0 million of our 2008 Convertible Obligation Issue held by Quebecor Media.
     On July 27, 2007, we issued a new convertible obligation to Quebecor Media in the amount of $240.0 million. This new convertible obligation matures on December 20, 2022, bears interest at 10.50% payable semi-annually and otherwise has terms and conditions substantially similar to our previously issued convertible obligations as described above. We used the proceeds from the issuance to invest in $240.0 million of Quebecor Media Series G Cumulative First Preferred Shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its Series A and F Cumulative First Preferred Shares of Quebecor Media.
     On December 20, 2007, the Company converted $320.0 million of Quebecor Media Series F Cumulative First Preferred Shares into Quebecor Media Series G Cumulative First Preferred Shares.
     On December 19, 2008, the Company sold $560.0 million of its investment in the Series G Cumulative First Preferred Shares of Quebecor Media and used the proceeds to redeem $200.0 million of its 2020 Convertible Obligation Issue, $120.0 million of its 2021 Convertible Obligation Issue and $240.0 million of its 2022 Convertible Obligation Issue.
     As a result of the transactions described above, the Company’s investment in Quebecor Media preferred shares and the principal balance of its convertible obligations was nil as of December 31, 2008.
     See also Note 7(a) to our audited consolidated financial statements (included under Item 17 of this annual report), which summarizes Sun Media’s issuance and redemption of convertible obligations to Quebecor Media, and investments in Quebecor Media preferred shares.
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
     These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. The said subsidiary guarantors were however amalgamated with Sun Media on December 27, 2008. See “Item 4. Information on the Company — History and Development of the Company” of this annual report. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of a least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.
     Except as otherwise disclosed, the convertible obligations we issue to Quebecor Media from time to time are subordinated in right of payment to the prior payment in full of our Senior Notes (and guarantees) and all our other senior indebtedness, including indebtedness under our credit facilities.
(c)	Credit Agreement, dated as of February 7, 2003, as amended, by and among Sun Media Corporation, Banc of America Securities LLC, Credit Suisse First Boston Canada, the lenders party thereto, and Bank of America, N.A., as Administrative Agent.
     On February 7, 2003, as part of the refinancing of our indebtedness, we entered into a secured credit facility consisting of a five-year $75.0 million revolving credit facility and a six-year US$230.0 million term loan “B” credit facility. In connection with Quebecor Media’s refinancing plan completed in January 2006, this credit facility was amended for the addition of an overdraft facility and a $40.0 million term loan “C” credit facility. On October 31, 2007, we repaid and terminated the term loan “B” credit facility. On the same date, we entered into a Fifth Amending Agreement to the credit agreement, extending the term of the credit facilities to October 31, 2012, and modifying certain definitions and covenants related to leverage and interest coverage ratios, while removing the fixed charge ratio.
     Borrowings under our revolving credit facility and term loan “C” credit facility are repayable in full on October 31, 2012. We are also required to make specified quarterly repayments of amounts borrowed under the term loan “B” and term loan “C” credit facilities.
     Borrowings under the revolving credit facility and the term loan “C” credit facility are in Canadian dollars and bear interest at the Canadian prime rate or the bankers’ acceptance rate plus an applicable margin. The proceeds of the term loan “C” credit facility were used to refinance existing debt and for permitted distributions to Sun Media’s shareholder. The proceeds of the revolving facility may be used for general corporate purposes including distributions to our shareholder in certain circumstances.
     Borrowings under this credit facility and under eligible derivative instruments are secured by a first-ranking hypothec and security agreement (subject to certain permitted encumbrances) on all of our current and future assets, as well as those of the guarantors party thereto, including most, but not all, of our subsidiaries (the “Sun Media Group”), guarantees of all the members of the Sun Media Group, pledges of shares of the members of the Sun Media Group, and other security. The said subsidiary guarantors were however amalgamated with Sun Media on December 27, 2008. See “Item 4. Information on the Company — History and Development of the Company” of this annual report.
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

     In connection with this credit facility, certain of our subsidiaries, including Bowes Publishers Limited, Sun Media (Toronto) Corporation, and SMC Nomineeco Inc., executed a guarantee in favor of Bank of America. Pursuant to this guarantee, these subsidiaries guaranteed our debt under this Credit Agreement fully and unconditionally, jointly and severally, on a senior secured basis. Since then, all of our subsidiaries have been amalgamated with and into Sun Media Corporation. See “Item 4. Information on the Company — History and Development of the Company” of this annual report. See also Note 10 to our audited consolidated financial statements (included under Item 17 of this annual report).
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
     On December 20, 2006, Sun Media sold $2.925 million of its investment in SUN TV Preferred Shares and used the proceeds to redeem $2.925 million of its convertible obligation. On December 20, 2007, Sun Media sold $24.625 million of its investment in SUN TV Preferred Shares and used the proceeds to redeem $24.625 million of its convertible obligations. As of December 31, 2008, the Company’s investment in SUN TV Preferred Shares and the principal balance of its convertible obligations was $9.75 million.
(e)	Subordinated Loan Agreements, dated as of October 31, 2007 and April 10, 2008, by and between Sun Media Corporation, as borrower, and Quebecor Media Inc., as lender.
     On October 31, 2007, the Company entered into a $237.5 million subordinated loan agreement with Quebecor Media. The 2013 Subordinated Loan bears interest at an annual rate of 7.00% and matures on October 31, 2013. The 2013 Subordinated Loan is prepayable by the Company, in whole or in part, including accrued interest, at any time prior to maturity. Quebecor Media may, upon the occurrence of certain events, cause the outstanding principal and accrued interest to become immediately due and payable.
     On April 10, 2008, the Company entered into an additional $24.0 million subordinated loan agreement with Quebecor Media which bears interest at an annual rate of 7.00% and matures on April 10, 2014. Aside from the maturity date, the 2014 Subordinated Loan has the same principal terms and conditions as the 2013 Subordinated Loan.
     At any time prior to maturity, the 2013 Subordinated Loan and 2014 Subordinated Loan (including accrued interest thereon) are convertible, in whole or in part, at the option of either the Company or Quebecor Media, into fully-paid and non-assessable common shares of the Company (although the Company may in any event elect to pay accrued interest in cash). The number of such shares shall be determined by dividing the amount to be so converted by the fair value of one common share as determined by the Board of Directors of the Company. The Company may elect to defer, at any time and from time to time, interest payments on the subordinated loans by a period of up to 12 months, provided, however, that no deferral period may extend beyond the maturity date.

(f)	$500,000,000 11.00% Convertible Obligation due June 16, 2023, by and between Sun Media Corporation and Imprimerie Mirabel Inc., dated as of June 16, 2008.
     On June 16, 2008, the Company issued a new convertible obligation to Mirabel in the amount of $500.0 million. This new convertible obligation matures on June 16, 2023 and bears interest at 11.00% payable semi-annually. The Company used the proceeds from the issuance of this new convertible obligation to invest in $500.0 million of Mirabel Class G Preferred Shares, carrying an 11.25% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to the Quebecor Media and SUN TV Preferred Shares.
     On November 19, 2008, the Company sold $310.0 million of its investment in Class G Preferred Shares of Mirabel and used the proceeds to redeem $310.0 million of its 2023 Convertible Obligation Issue.
     As of December 31, 2008, the Company’s investment in Mirabel Class G Preferred Shares and the principal balance of its 2023 Convertible Obligation Issue was $190.0 million (2007 — nil).
     See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity and capital resource requirements — Purchase and/or sale of Preferred Shares of Quebecor Media, Mirabel and SUN TV and convertible obligations issued to and/or redeemed from Quebecor Media, Mirabel and SUN TV”.
D- Exchange Controls
     There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities, other than withholding tax requirements. See “— Taxation — Certain Canadian Material Federal Income Tax Considerations for Residents of the United States” below.
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
E- Taxation
Certain U.S. Federal Income Tax Considerations
     The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of our 7 5/8% Senior Notes (the “notes”) due 2013 by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.
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
     The summary also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to U.S. Holders. In addition, this discussion is limited to U.S. Holders that acquired notes pursuant to the exchange offer that was filed with the Securities and Exchange Commission in March 2003 and completed in May 2003. Moreover, the discussion is limited to U.S. Holders who acquire and hold the notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, this summary assumes that the notes are properly characterized as debt that is not contingent debt for U.S. federal income tax purposes.
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
     Interest on the Notes
     Payments of stated interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. Interest on the notes will constitute income from sources outside the United States and generally, with certain exceptions, for taxable years beginning after December 31, 2006, will be “passive category income”, which is treated separately from other income for purposes of computing the foreign tax credit allowable to a U.S. Holder under the federal income tax laws. Due to the complexity of the foreign tax credit rules, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that may be claimed as a credit.
     In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the notes or may make payments or redeem the notes in advance of the expected maturity of the notes. According to U.S. Treasury regulations, the possibility that any such payments or redemptions will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. We believe the likelihood that we will make any such payments is remote. Therefore, we do not intend to treat the potential payments or redemptions pursuant to the provisions related to changes in Canadian laws or regulations applicable to tax-related withholdings or deductions, the registration rights provisions, or the other redemption and repurchase provisions as part of the yield to maturity of the notes or as affecting the tax treatment of the notes. Our determination that these contingencies are remote is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue income on its notes in excess of stated interest and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If we pay additional amounts on the notes, U.S. Holders will be required to recognize such amounts as income.
     The notes were issued with a de minimis amount of original issue discount (“OID”). OID is the excess, if any, of a note’s “stated redemption price at maturity” over its “issue price”. A note’s stated redemption price at maturity is the sum of all payments provided by the note other than payments of qualified stated interest (i.e., stated interest that is unconditionally payable in cash or other property (other than debt of the issuer)). The “issue price” is the first price at which a substantial amount of the notes in the issuance that includes the notes is sold (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, agents or wholesalers). The amount of original issue discount with respect to a note will be treated as zero if it is less than an amount equal to 0.0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity (or weighted average maturity, as applicable) (“de minimis OID”). Generally, any de minimis OID must be included in income as principal payments are received on the securities in the proportion that each such payment bears to the original principal balance of the security. The treatment of the resulting gain is subject to the general rules discussed under “—Sale, Exchange or Retirement of a Note” below.
     Market Discount and Bond Premium
     If a U.S. Holder purchases notes for an amount less than their stated redemption price at maturity, the difference is treated as market discount. Subject to a de minimis exception, gain realized on the maturity, sale, exchange or retirement of a market discount note will be treated as ordinary income to the extent of any accrued market discount not previously recognized (including, in the case of a note exchanged for a registered note pursuant to the registration offer, any market discount accrued on the related outstanding note). A U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method. In that case, a U.S. Holder’s tax basis in its notes will increase by such income inclusions. An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by the U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without the consent of the IRS. If a U.S. Holder does not make such an election, in general, all or a portion of such holder’s interest expense on any indebtedness incurred or continued in order to purchase or carry notes may be deferred until the maturity of the notes, or certain earlier dispositions. Unless a U.S. Holder elects to accrue market discount under a constant yield method, any market discount will accrue ratably during the period from the date of acquisition of the related outstanding note to its maturity date.
     If a U.S. Holder has purchased notes for an amount greater than the sum of all amounts (other than qualified stated interest) payable with respect to the notes after the date of acquisition, such holder will have purchased such notes with amortizable bond premium. A U.S. Holder generally may elect to amortize that premium from the purchase date to the maturity date of the notes under a constant yield method. Amortizable premium generally may be deducted against interest income on such notes and generally may not be deducted against other income. A U.S. Holder’s basis in a note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by a U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without IRS consent.
     The market discount and bond premium rules are complicated, and U.S. Holders are urged to consult their own tax advisors regarding the tax consequences of owning and disposing of notes with market discount or bond premium, including the availability of certain elections.
     Sale, exchange or retirement of a Note
     A U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than in a tax-free transaction), redemption, retirement or other taxable disposition of a note, equal to the difference, if any, between:
•	the amount of cash and the fair market value of any property received (less any portion allocable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary interest income); and

•	the U.S. Holder’s adjusted tax basis in the note.
     Any such gain or loss generally will be capital gain or loss (except as described under “—Market Discount and Bond Premium” above) and generally will be long-term capital gain or loss if the note has been held or deemed held for more than one year at the time of the disposition. Long term capital gains of noncorporate U.S. Holders, including individuals, may be taxed at lower rates than items of ordinary income. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. Any capital gain or loss recognized by a U.S. Holder on the sale or other disposition of a note generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States. U.S. Holders should consult their own tax advisors regarding the source of gain attributable to market discount. Any loss attributable to accrued but unpaid interest will be allocated against income of the same category and source as the interest on the notes unless certain exceptions apply. A U.S. Holder’s adjusted tax basis in a note will generally equal the U.S. Holder’s cost therefor, increased by the amount of market discount, if any, previously included in income in respect of the note and decreased (but not below zero) by the amount of principal payments received by such U.S. Holder in respect of the note and the amount of amortized bond premium, if any, previously taken into account with respect to the note.
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
•	fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalty of perjury within a reasonable time after the request for the TIN;

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed to report properly interest or dividends; or

•	under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding.
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
     We will report to U.S. Holders and to the IRS the amount of any “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to these payments.
Certain Canadian Material Federal Income Tax Considerations for Residents of the United States
     The following summary fairly describes the main Canadian federal income tax consequences applicable to you if you invested, as initial purchaser or through a subsequent investment, in our 7 5/8% Senior Notes (the “notes”) due 2013 and you hold such notes as capital property for purposes of the Income Tax Act (Canada), which we refer to as the Act. Generally, a note will be considered to be capital property to a holder provided the holder does not hold the note in the course of carrying on a business and has not acquired the note in one or more transactions considered to be an adventure or concerns in the nature of trade. This summary is based on the Canada-United States Income Tax Convention (1980), as amended, or the Convention, the relevant provisions of the Act and the Regulations thereunder, or the Regulations, as in force on the date hereof, and counsel’s understanding of the administrative practices of the Canada Revenue Agency. It assumes that the specific proposals to amend the Act and the Regulations publicly announced by the Minister of Finance of Canada prior to the date of this annual report are enacted in their present form, but the Act or the Regulations may not be amended as proposed or at all. This summary does not address provincial, territorial or foreign income tax considerations. Changes in the law or administrative practices or future court decisions may affect your tax treatment.
     The following commentary is generally applicable to a holder who, at all times for purposes of the Act, deals at arm’s length with us and is neither an insurer who carries on an insurance business in Canada nor an authorized foreign bank and who, at all times for the purposes of the Convention and the Act, is a resident of the United States, is not and is not deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold the notes in the course of carrying on a business in Canada, who we refer to as a U.S. Holder.
     Interest payments
     A U.S. Holder will not be subject to tax (including withholding tax) under the Act on interest, principal or premium on the notes.
     Dispositions
     Gains realized on the disposition or deemed disposition of notes by a U.S. Holder will not be subject to tax under the Act.
     The preceding discussions of federal income tax consequences is for general information only and is not legal or tax advice. Accordingly, you should consult your own tax advisor as to particular tax consequences of purchasing, holding, and disposing of the notes, including the applicability and effect of any state, provincial, territorial, local or foreign tax laws, and of any proposed changes in applicable laws.
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
     Effective April 30, 2008, the Company entered into an interest rate swap in respect of its term loan “C” credit facility, with the effect of converting the interest rate from a floating rate based on the 3-month Bankers’ acceptance rate to a fixed rate of 3.75%.
     As of December 31, 2008, and after taking into account related derivative financial instruments to which we are party, 89.2% of our long-term debt was floating rate debt, and the remaining 10.8% was fixed rate debt. The Company may from time to time modify its exposure to variable interest rates through the use of financial instruments.
Foreign Currency Exchange Risk
     Virtually all of the Company’s revenues and operating expenses are denominated in Canadian dollars and, as a result, it has minimal exposure to foreign currency exchange risk with respect to revenues and operating expenses. However, the Company’s Senior Notes are denominated in U.S. dollars and interest and principal repayments thereon must be paid in U.S. dollars. The Company has entered into cross-currency swap agreements for 100% of its U.S. dollar- denominated debt obligations. As a result, fluctuations of the Canadian dollar against the U.S. dollar will not generate foreign exchange economic gains or losses on the Company’s debt. The Company may sometimes be required to incur some of its expenses or purchases in U.S. dollars, which would result in a risk exposure to the fluctuations of the

Canadian dollar against the U.S. dollar. From time to time, the Company may use derivatives instruments to mitigate those risks.
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
Commodity Price Risk
     We are exposed to commodity price risk relating to the price of newsprint, which is the basic raw material used to publish newspapers. The market price of newsprint has historically been and may continue to be subject to significant price volatility. During 2008, our total newsprint consumption was approximately 155,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented 12.4% ($90.2 million) of our cost of sales, selling and administrative expenses for the year ended December 31, 2008. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our financial condition and results of operations.
     In order to obtain more favourable pricing, we source substantially all of our newsprint from a single newsprint producer. Pursuant to the terms of our agreement with this producer, we obtain newsprint at a discount to market prices, receive additional volume rebates for purchases above certain thresholds, and benefit from a ceiling on the unit cost of newsprint. Our agreement with this supplier is a short-term agreement, and there can be no assurance that we will be able to renew this agreement or that this supplier will continue to supply newsprint to us on favourable terms or at all after the expiry of our agreement. If we are unable to continue to source newsprint from this supplier on favourable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could materially adversely effect our liquidity, results of operations and financial condition.
Credit Risk
     Concentration of credit risk with respect to our trade receivables is limited due to the Company’s large customer base. Therefore, as of December 31, 2008, Sun Media had no significant concentration of credit risk.
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

	December 31, 2008		December 31, 2007
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
		(in millions)
Financial Instrument:
Long-term debt(1)	$(294.2)	$(242.4)	$(238.0)	$(234.1)
Cross-currency interest rate swaps and foreign exchange forward contracts	$(53.0)	$(53.0)	$(133.1)	$(133.1)
Interest rate swap on term loan “C” credit facility	(3.0)	(3.0)	—	—

(1)	The carrying value of long-term debt excludes adjustments to record changes in fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
     The fair value of long-term debt is estimated based on discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity, or quoted market prices when available. The majority of derivative financial instruments (e.g. cross-currency interest rate swaps) are traded over the counter and, as such, there are no quoted prices. The fair value of derivative financial instruments is therefore estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative instruments by applying a credit default premium to the net exposure of the counterparty or the Company. The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs and assumptions, including volatility and discount factors.
Material Limitations
     Due to the judgment used in applying a wide range of acceptable techniques and estimates in calculating the fair values of financial instruments, fair values are not necessarily comparable among financial institutions or other market participants and may not be realized in an actual sale or the immediate settlement of the financial instrument.
Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
A.	None.

B.	Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Material Modifications to the Rights of Security Holders
     None.
Use of Proceeds
     Not applicable.
Item 15. CONTROLS AND PROCEDURES
     As of the end of the period covered by this report, Sun Media’s President and Chief Executive Officer and Sun Media’s Executive Vice President, Finance and Chief Financial Officer, together with members of Sun Media’s senior management, have carried out an evaluation of the effectiveness of our disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) as controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, Sun Media’s President and Chief Executive Officer and our Executive Vice President, Finance and Chief Financial Officer, concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the company files or submits under the Exchange Act is accumulated and communicated to management, including the company’s principal executive and principal financial officer, to allow timely decisions regarding disclosure.
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
     Sun Media’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Sun Media’s internal control over financial reporting was effective as of December 31, 2008.
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
Item 16B. CODE OF ETHICS
     We have a code of ethics (as defined in Item 16B of Form 20-F) that applies to all directors, officers and employees of Sun Media, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. In 2008 we adopted a restated Code of Ethics which effects a general update of the Code of Ethics that we originally adopted in 2003, as well as a new section specifically setting forth our commitment to respect for the environment and compliance with environmental laws and regulations. We have filed a copy of our new Code of Ethics as Exhibit 11.1 to this Annual Report.
Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Ernst & Young LLP has served as our independent public accountant for the fiscal year ended December 31, 2008. Prior to this year, KPMG LLP served as our independent public accountant, including for the fiscal years ended December 31, 2007 and December 31, 2006. The audited financial statements for each of the fiscal years in the three-year period ended December 31, 2008 are included in this annual report on Form 20-F.
     Our Audit Committee establishes the independent auditors’ compensation. In November 2008, the Audit Committee reviewed its policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre-approved all audit services, determined which non-audit services the independent auditors are prohibited from providing, and authorized permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2008 and 2007, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditor, Ernst & Young LLP, for the year ended December 31, 2008, and the aggregate fees billed for professional services and other services rendered by our former independent auditor, KPMG LLP, for the year ended December 31, 2007 and for a portion of the year ended December 31, 2008.

	2008(1)	2008(2)	2007
Audit Fees(3)	$477,000	$124,000	$560,000
Audit-related Fees(4)	—	—	15,000
Tax Fees	28,000	—	—
All Other Fees(5)	—	—	396,000

Total	$505,000	$124,000	$971,000

(1)	Fees of Ernst & Young LLP

(2)	Fees of KPMG LLP

(3)	Audit fees consist of fees billed for the annual audit of the Company’s consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the review of documents filed with the SEC.

(4)	Audit-related fees consist of fees billed for assurance and related services, and include consultations concerning financial accounting and reporting standards; due diligence related to acquisitions; employee benefit plan audits and comfort letters and other work related to offering documents and prospectuses.

(5)	All other fees include testing relating to the Company’s disclosure and internal controls.
Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not Applicable.
Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not Applicable.
Item 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT
     On June 9, 2008, Sun Media announced its decision to appoint Ernst & Young LLP as its auditors, and the dismissal of KPMG LLP, effective as of the 2008 financial year. Ernst & Young LLP has audited Sun Media’s financial statements for the year ended December 31, 2008. The decision to change auditors was approved by the Audit Committee of the Board of Directors of Sun Media on May 5, 2008. This change in auditors was effected simultaneously with a corresponding change in auditors at Quebecor Media and at Quebecor Inc.
     KPMG LLP’s reports on the financial statements of Sun Media for the fiscal years ended December 31, 2007 and 2006 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that KPMG’s report for the fiscal year ended December 31, 2007 contained the following explanatory paragraphs:
     “Also, as discussed in note 1 b) to the consolidated financial statements, effective January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants’ new accounting standards on (i) Comprehensive income; (ii) Financial instruments and (iii) Hedges.
     Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 19 to the consolidated financial statements.”
and except that KPMG LLP’s report for the fiscal year ended December 31, 2006 contained the following explanatory paragraph:
     “Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 19 to the consolidated financial statements. Also, as discussed in note 19 to the consolidated financial statements, in 2006 the Company changed in its US generally accepted accounting principles reconciliation (i) its method of accounting for share-based payment; and (ii) its method of accounting for pensions and other post-retirement benefit plans. As described in note 19, the Company has restated its US generally accepted accounting principles reconciliation from that previously issued.”
     For Sun Media’s fiscal years ended December 31, 2007 and 2006 and any subsequent interim period through June 9, 2008, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements, if not resolved to the satisfaction of KPMG

LLP, would have caused it to make reference to the subject matter of such disagreements in connection with their reports on the financial statements for such years.
     During Sun Media’s two most recent fiscal years ended December 31, 2007 and 2006 and any subsequent interim period prior to June 9, 2008, neither Sun Media nor anyone acting on its behalf, consulted with Ernst & Young LLP regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that would have been rendered on Sun Media’s consolidated financial statements and either a written report was provided to Sun Media or oral advice was provided that Ernst & Young LLP concluded was an important factor considered by Sun Media in reaching a decision as to the accounting, auditing or financial reporting issue, or (b) any matter that was either the subject of a disagreement (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with the former auditors or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F).
     On February 23, 2009, Sun Media provided KPMG LLP and Ernst & Young LLP with a copy of the foregoing disclosures. Sun Media requested that KPMG LLP furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. Sun Media has received the requested letter from KPMG LLP, and a copy of KPMG LLP’s letter is filed as Exhibit 99.1 to this annual report. Sun Media requested that Ernst & Young LLP review the foregoing disclosures and offered Ernst & Young LLP the opportunity to furnish Sun Media with a letter addressed to the Securities and Exchange Commission containing any new information, clarification of Sun Media’s expression of its views or the respects in which it does not agree with the statements by Sun Media in response to this Item 16F. Ernst & Young LLP had no disagreement with the disclosures and consequently declined the opportunity to furnish Sun Media with such a letter.
Item 16G. CORPORATE GOVERNANCE
     Not Applicable.
PART III
Item 17. FINANCIAL STATEMENTS
     The audited consolidated balance sheets of the Company, as of December 31, 2008 and 2007 and the consolidated statements of income, comprehensive income, shareholder’s equity and cash flows of the Company for the years ended December 31, 2008, 2007 and 2006, including the notes thereto and together with the auditors’ reports thereon, are included beginning on page F-1 of this annual report.
Item 18. FINANCIAL STATEMENTS
     Not applicable.
Item 19. EXHIBITS
     The following documents are filed as exhibits to this Form 20-F:

Exhibit
Number	Description

1.1	Certificate of Amalgamation and Articles of Sun Media Corporation, dated as of December 27, 2008.

Exhibit
Number	Description

1.2	By-laws of Sun Media Corporation (Incorporated by reference to Exhibit 1.5 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2001).

1.3	Amendment to by-laws of Sun Media Corporation dated January 16, 2003 (Incorporated by reference to Exhibit 1.5 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

1.4	Amendment to by-laws of Sun Media Corporation dated February 6, 2003 (Incorporated by reference to Exhibit 1.6 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

2.1	Form of 7 5/8% Senior Note due 2013 of Sun Media Corporation (included in Exhibit A to Exhibit 2.2 below).

2.2	Indenture, dated as of February 7, 2003, among Sun Media Corporation, the subsidiary guarantors signatory thereto, and National City Bank, as trustee (Incorporated by reference to Exhibit 2.2 of Sun Media Corporation’s Registration Statement on Form F-4, filed on March 24, 2003, Registration Statement No. 333-103998).

2.3	Subordination Agreement dated as of February 7, 2003 among Sun Media Corporation, Quebecor Media Inc. and National City Bank (Incorporated by reference to Exhibit 2.3 of Sun Media Corporation’s Registration Statement on Form F-4, filed on March 24, 2003, Registration Statement No. 333-103998).

2.4	First Supplemental Indenture dated as of July 30, 2004 by and among Sun Media Corporation, the subsidiary guarantors signatory thereto and U.S. Bank Corporate Trust Services (formerly National City Bank) (Incorporated by reference to Exhibit 2.4 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.1	Employment Agreement, dated as of January 13, 1998, for J. Craig Martin (Incorporated by reference to Exhibit 4.2 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 1997).

4.2	Credit Agreement dated as of February 7, 2003 by and among Sun Media Corporation, Bank of America, N.A., Banc of America Securities LLC and Credit Suisse First Boston Corporation, as arrangers, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto (the “Credit Agreement”) (Incorporated by reference to Exhibit 4.3 of Sun Media Corporation’s Registration Statement on Form F-4, filed on March 24, 2003, Registration Statement No. 333-103998).

4.3	First Amending Agreement to the Credit Agreement, dated as of December 2, 2003, by and among Sun Media Corporation, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto (Incorporated by reference to Exhibit 4.4 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2003).

Exhibit
Number	Description

4.4	Second Amending Agreement to the Credit Agreement, dated as of October 12, 2004, by and among Sun Media Corporation, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto (Incorporated by reference to Exhibit 4.5 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.5	Third Amending Agreement to the Credit Agreement, dated as of January 17, 2006, by and among Sun Media Corporation, Bank of America, N.A., as administrative agent, and certain other financial institutions party thereto (Incorporated by reference to Exhibit 4.6 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005).

4.6	Fourth Amending Agreement, dated as of April 27, 2006, amending the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media Corporation, Banc of America Securities LLC, Credit Suisse First Boston Canada and the lenders party thereto, and Bank of America, N.A., as administrative agent (Incorporated by reference to Exhibit 10.8 of Quebecor Media’s Registration Statement on Form F-4, filed on November 20, 2007, Registration Statement No. 333-147551).

4.7	Fifth Amending Agreement, dated as of October 31, 2007, amending the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media Corporation, Banc of America Securities LLC, Credit Suisse First Boston Canada and the lenders party thereto, and Bank of America, N.A., as administrative agent (Incorporated by reference to Exhibit 10.9 of Quebecor Media’s Registration Statement on Form F-4, filed on November 20, 2007, Registration Statement No. 333-147551).

4.8	Subordination Agreement for Existing Back-to-Back Securities dated as of February 7, 2003 between Sun Media Corporation and Quebecor Media Inc. (Incorporated by reference to Exhibit 4.6 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.9	Guarantee, dated as of February 7, 2003, by and among Bowes Publishers Limited, Sun Media (Toronto) Corporation, SMC Nomineeco Inc., 3661458 Canada Inc., Toronto Sun International, Inc., TS Printing Inc., Florida Sun Publications, Inc. and 3351611 Canada Inc., in favor of Bank of America, N.A. (Incorporated by reference to Exhibit 4.7 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.10	Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. (relating to shares of Bowes Publishers Limited and Sun Media (Toronto) Corporation) (Incorporated by reference to Exhibit 4.8 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.11	Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. (relating to shares of Toronto Sun International, Inc.) (Incorporated by reference to Exhibit 4.9 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.12	Deed of Movable Hypothec with Delivery dated as of February 7, 2003 by Sun Media Corporation in favour of Bank of America, N.A. (Incorporated by reference to Exhibit 4.10 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.13	Deed of Movable Hypothec with Delivery dated as of February 7, 2003 by Sun Media (Toronto) Corporation in favour of Bank of America, N.A. (Incorporated by reference to Exhibit 4.11 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.14	Deed of Movable and Immovable Hypothec dated as of February 4, 2003 between Sun Media Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 4.12 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

Exhibit
Number	Description

4.15	Deed of Movable Hypothec dated as of February 4, 2003 between 3351611 Canada Inc. and Bank of America, N.A. (Incorporated by reference to Exhibit 4.13 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.16	General Security Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. (Incorporated by reference to Exhibit 4.14 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.17	Form of General Security Agreement (by guarantors) dated as of February 7, 2003 in favor of Bank of America, N.A. (Incorporated by reference to Exhibit 4.15 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.18	Debenture Pledge Agreement dated as of February 7, 2003 by Sun Media Corporation in favor of Bank of America, N.A. (Incorporated by reference to Exhibit 4.16 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.19	Debenture Pledge Agreement dated as of February 7, 2003 by 3351611 Canada Inc. in favor of Bank of America, N.A. (Incorporated by reference to Exhibit 4.17 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.20	Demand Debenture dated as of February 7, 2003 by Sun Media Corporation (Incorporated by reference to Exhibit 4.18 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.21	Demand Debenture dated as of February 7, 2003 by 3351611 Canada Inc. (Incorporated by reference to Exhibit 4.19 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.22	Form of Demand Debenture dated as of February 4, 2003 between Sun Media Corporation or Bowes Publishers Limited and Bank of America, N.A. (Incorporated by reference to Exhibit 4.20 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.23	10.50% Convertible Obligation (“CANCAP”) due July 6, 2020 between Sun Media Corporation and SUN TV Company, dated as of June 12, 2005 (Incorporated by reference to Exhibit 4.27 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2005).

4.24	10.50% Convertible Obligation (“CANCAP”) due December 20, 2022 between Sun Media Corporation and Quebecor Media Inc., dated as of July 27, 2007 (Incorporated by reference to Exhibit 4.25 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2007).

4.25	Subordinated Loan Agreement, dated as of October 31, 2007, by and between Sun Media Corporation, as borrower, and Quebecor Media Inc., as lender (Incorporated by reference to Exhibit 4.28 of Sun Media Corporation’s Annual Report on Form 20-F for the year ended December 31, 2007).

4.26	Subordinated Loan Agreement, dated as of April 10, 2008, by and between Sun Media Corporation, as borrower, and Quebecor Media Inc., as lender.

4.27	11.00% Convertible Obligation (“CANCAP”) due June 16, 2023 between Sun Media Corporation and Imprimerie Mirabel Inc., dated as of June 16, 2008.

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Sun Media Corporation.

11.1	Code of Ethics.

Exhibit
Number	Description

12.1	Certification of Pierre Karl Péladeau, President and Chief Executive Officer of Sun Media Corporation, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of John S. Leader, Executive Vice President, Finance and Chief Financial Officer of Sun Media Corporation, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Pierre Karl Péladeau, President and Chief Executive Officer of Sun Media Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of John S. Leader, Executive Vice President, Finance and Chief Financial Officer of Sun Media Corporation, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Letter from KPMG LLP.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUN MEDIA CORPORATION
By:	/s/ John S. Leader
	Name:	John S. Leader
	Title:	Executive Vice President, Finance and Chief Financial Officer

Dated: March 5, 2009

Report of Independent Registered Public Accounting Firm
to the Board of Directors and to the shareholder of Sun Media Corporation
We have audited the accompanying consolidated balance sheet of Sun Media Corporation as of December 31, 2008 and the related consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Sun Media Corporation for the years ended December 31, 2007 and 2006, were audited by other auditors whose report dated March 14, 2008, expressed an unqualified opinion on those statements and included an explanatory paragraph that effective January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants’ new accounting standards on (i) Comprehensive income; (ii) Financial instruments and (iii) Hedges.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sun Media Corporation as of December 31, 2008, and the results of their operations and their cash flows for the year ended December 31, 2008, in conformity with Canadian generally accepted accounting principles.
/s/ Ernst & Young LLP(1)
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 24, 2009
(1) CA auditor permit no. 19483

Report of Independent Registered Public Accounting Firm
to the Board of Directors and to the shareholder of Sun Media Corporation
We have audited the accompanying consolidated balance sheet of Sun Media Corporation and its subsidiaries as of December 31, 2007 and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the years in the two-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Sun Media Corporation and its subsidiaries as of December 31, 2007 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles. Also, as discussed in note 1 h) to the consolidated financial statements, effective January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants’ new accounting standards on (i) Comprehensive income; (ii) Financial instruments and (iii) Hedges.
Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.
/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 14, 2008

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars)

	2008	2007	2006

REVENUES	$904,151	$927,075	$928,176

Cost of sales, selling and administrative expenses	724,600	716,159	719,042
Amortization	24,440	28,642	36,549
Financial expenses (note 2)	41,717	46,396	44,636
(Gain) loss on valuation and translation of financial instruments (note 3)	(21,539)	(4,427)	1,702
Restructuring of operations and impairment of assets (note 4)	26,466	9,882	17,033
Equity loss on investment in SUN TV Company (note 5(b))	1,830	2,410	3,252
Impairment of equity investment in SUN TV Company (note 5(b))	—	—	7,819

INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	106,637	128,013	98,143

Income taxes (note 6)	13,384	9,521	(10,127)

INCOME BEFORE NON-CONTROLLING INTEREST	93,253	118,492	108,270

Non-controlling interest	348	1,095	1,498

NET INCOME	$92,905	$117,397	$106,772

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND SHAREHOLDER’S EQUITY
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars)

	2008	2007	2006

COMPREHENSIVE INCOME

Net income	$92,905	$117,397	$106,772

Other comprehensive loss, net of income taxes; Unrealized loss on derivative instruments, net of income tax recovery of $111 in 2008 (2007 — income tax expense of $640)	(666)	(1,405)	—

Comprehensive income	$92,239	$115,992	$106,772

	Capital			Accumulated Other
	Stock	Contributed		Comprehensive Loss	Total Shareholder’s
	(note 12)	Surplus	Retained Earnings	(note 14)	Equity

SHAREHOLDER’S EQUITY

Balance as of December 31, 2005	$301,801	$—	$27,622	$—	$329,423

Net income	—	—	106,772	—	106,772
Dividends	—	—	(95,500)	—	(95,500)
Reduction in paid-up capital	(40,000)	—	—	—	(40,000)

Balance as of December 31, 2006	$261,801	$—	$38,894	$—	$300,695

Cumulative effect of changes in accounting policies	—	—	2,783	(116)	2,667
Net income	—	—	117,397	—	117,397
Dividends	—	—	(82,000)	—	(82,000)
Purchase of tax deductions and other assets from a company under common control	10,627	—	—	—	10,627
Other comprehensive loss, net of income taxes	—	—	—	(1,405)	(1,405)

Balance as of December 31, 2007	$272,428	$—	$77,074	$(1,521)	$347,981

Net income	—	—	92,905	—	92,905
Dividends (note 12(c))	—	—	(134,000)	—	(134,000)
Other comprehensive loss, net of income taxes	—	—	—	(666)	(666)
Sale of certain operating assets to a company under common control (note 7(c))	—	591	—	—	591

Balance as of December 31, 2008	$272,428	$591	$35,979	$(2,187)	$306,811

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars)

	2008	2007	2006

CASH FLOWS RELATED TO OPERATING ACTIVITIES
Net income	$92,905	$117,397	$106,772
Adjustments for:
Amortization of property, plant and equipment	22,829	27,368	34,001
Amortization of intangible assets and deferred charges	1,611	1,274	2,548
(Gain) loss on valuation and translation of financial instruments (note 3)	(21,539)	(4,427)	1,702
Amortization of financing costs and long-term debt discount (note 2)	1,422	1,865	1,936
Future income taxes (note 6)	12,452	8,363	(11,182)
Non-controlling interest	348	1,095	1,498
Impairment of property, plant and equipment (note 4)	1,751	—	—
Equity loss on investment in SUN TV Company (note 5(b))	1,830	2,410	3,252
Impairment of equity investment in SUN TV Company (note 5(b))	—	—	7,819
Other	58	1,582	(126)

	113,667	156,927	148,220

Net change in non-cash balances related to operating activities	2,589	10,481	(3,470)

Cash provided by operating activities	116,256	167,408	144,750

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(18,948)	(23,101)	(15,801)
Business acquisitions, net of cash and cash equivalents (note 5(a))	(7,227)	(12,353)	(1,475)
Investment in preferred shares of Quebecor Media Inc. (note 7(a))	—	(240,000)	(120,000)
Sale of preferred shares of Quebecor Media Inc. (note 7(a))	560,000	235,000	810,000
Sale of preferred shares of SUN TV Company (note 7(a))	—	24,625	2,925
Investment in preferred shares of Imprimerie Mirabel Inc. (note 7(a))	(500,000)	—	—
Sale of preferred shares of Imprimerie Mirabel Inc. (note 7(a))	310,000	—	—
Equity investment in SUN TV Company (note 5(b))	—	(2,400)	(6,035)
Acquisition of non-capital tax losses (note 7(c))	—	—	(16,142)
Other	1,579	171	(6)

Cash provided by (used in) investing activities	345,404	(18,058)	653,466

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Change in bank indebtedness	2,013	—	—
Issuance of long-term debt, net of financing fees (note 10)	9,961	90	39,604
Repayment of long-term debt and unwinding of hedging contracts	(603)	(280,825)	(26,553)
Issuance of subordinated loan to Quebecor Media Inc. (note 7(b))	24,000	237,500	—
Issuance of convertible obligations to Quebecor Media Inc. (note 7(a))	—	240,000	120,000
Redemption of convertible obligations to Quebecor Media Inc. (note 7(a))	(560,000)	(235,000)	(810,000)
Redemption of convertible obligations to SUN TV Company (note 7(a))	—	(24,625)	(2,925)
Issuance of convertible obligations to Imprimerie Mirabel Inc. (note 7(a))	500,000	—	—
Redemption of convertible obligations to Imprimerie Mirabel Inc. (note 7(a))	(310,000)	—	—
Dividends (note 12(c))	(134,000)	(82,000)	(95,500)
Reduction in paid-up capital (note 12(a))	—	—	(40,000)
Other	(292)	(1,094)	(1,797)

Cash used in financing activities	(468,921)	(145,954)	(817,171)

Net (decrease) increase in cash and cash equivalents	(7,261)	3,396	(18,955)
Cash and cash equivalents at beginning of year	7,261	3,865	22,820

Cash and cash equivalents at end of year	$—	$7,261	$3,865

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars)

	2008	2007	2006
CHANGES IN NON-CASH BALANCES RELATED TO OPERATING ACTIVITIES
Accounts receivable	$17,032	$919	$(1,701)
Inventories	324	2,048	2,697
Dividend receivable from related companies (note 7(a))	1,210	28,263	41,107
Accounts payable and accrued charges	(30,116)	8,145	(12,398)
Accrued restructuring charges (note 4)	14,948	(6,942)	12,778
Interest payable to related companies (note 7(a))	(1,166)	(27,411)	(39,969)
Other	357	5,459	(5,984)

	$2,589	$10,481	$(3,470)

NON-CASH FINANCING AND INVESTING ACTIVITIES
Acquisition of tax deductions and other assets from a company under common control (note 7(c))	$—	$10,627	$—

ADDITIONAL INFORMATION
Cash interest payments (excluding interest on convertible obligations)	$44,922	$49,149	$46,905

Cash income tax payments (net of refunds)	$1,062	$1,331	$2,338

See accompanying notes to consolidated financial statements

SUN MEDIA CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 31, 2008 and 2007
(In thousands of Canadian dollars)

	2008	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$—	$7,261
Accounts receivable	122,158	139,190
Income taxes	549	1,445
Dividend receivable from related companies (note 7(a))	491	1,701
Inventories	6,220	6,544
Prepaid expenses	4,299	3,973
Future income taxes (note 6)	35,843	23,527

	169,560	183,641

Investment in preferred shares of related companies (note 7(a))	199,750	569,750
Equity investment in SUN TV Company (note 5(b))	1,905	3,735
Property, plant and equipment (note 8)	144,335	150,100
Future income taxes (note 6)	—	36,224
Other assets (note 9)	21,072	17,291
Goodwill (note 5(a))	770,931	769,159

	$1,307,553	$1,729,900

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES
Bank indebtedness	$2,013	$—
Accounts payable and accrued charges	134,957	150,125
Deferred revenue	18,666	19,094
Interest payable on convertible obligations to related companies (note 7(a))	480	1,646
Current portion of long-term debt (note 10)	400	400

	156,516	171,265

Long-term debt (note 10)	291,903	224,745
Derivative financial instruments (note 17)	55,951	133,090
Other liabilities (note 11)	25,043	24,985
Future income taxes (note 6)	10,079	19,724
Subordinated loan to Quebecor Media Inc. (note 7(b))	261,500	237,500
Convertible obligations to related companies (note 7(a))	199,750	569,750
Non-controlling interest (note 5(a))	—	860

	1,000,742	1,381,919

SHAREHOLDER’S EQUITY
Capital stock (note 12)	272,428	272,428
Contributed surplus (note 7(c))	591	—
Retained earnings	35,979	77,074
Accumulated other comprehensive loss (note 14)	(2,187)	(1,521)

	306,811	347,981

	$1,307,553	$1,729,900

Commitments and contingencies (note 15)
Guarantees (note 16)
See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
NATURE OF BUSINESS
Sun Media Corporation (“Sun Media” or the “Company”), a newspaper publishing company, is a subsidiary of Quebecor Media Inc. (“Quebecor Media”), itself a subsidiary of Quebecor Inc. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada. Sun Media is also active in the newspaper, magazine and flyer distribution business. In addition, Sun Media provides a wide range of commercial printing and other related services to third parties through its national network of production and printing facilities.
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant differences between GAAP in Canada and the United States are described in note 20.
(a) Basis of presentation
The consolidated financial statements include the accounts of the Company and all its subsidiaries, if any. Intercompany transactions and balances are eliminated on consolidation. On December 27, 2008, the Company amalgamated its two significant wholly-owned subsidiaries, Bowes Publishers Limited and Sun Media (Toronto) Corporation, with Sun Media. In addition, on December 27, 2008, the Company wound up its wholly-owned subsidiary, Le Courrier du Sud (1998) inc., into Sun Media. These transactions did not have a significant impact on the Company’s consolidated financial statements.
Certain comparative figures for the years 2007 and 2006 have been reclassified to conform with the presentation adopted for the year ended December 31, 2008.
(b) Changes in accounting policies
On January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories and related disclosures. The adoption of this new section had no impact on the consolidated financial statements; the new accounting policy is described in note 1(j).
On January 1, 2008, the Company adopted CICA Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation. These sections relate to disclosures and presentation of information. The adoption of these new sections had no impact on the consolidated financial statements. All the disclosure requirements related to these new accounting standards are presented in note 17.
(c) Changes in accounting estimates
The Company estimates the fair value of its derivative financial instruments using a discounted cash flow valuation technique, since no quoted market prices exist for such instruments. In the second quarter of 2008, the Company made some amendments to the technique used in measuring the fair value of its derivatives in a liability position. These amendments change the way the Company factors counterparty and its own non-performance risk in its valuation technique, considering market developments and recent accounting guidelines. The cumulative impact of these changes as of December 31, 2008 is a decrease in the fair value of these derivatives by $5,164 and an increase in the gain on valuation and translation of financial instruments by $5,164.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
(d) Use of estimates
The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of pension and postretirement benefit costs, key economic assumptions used in determining the allowance for doubtful accounts, the allowance for sales returns, legal contingencies, the costs for restructuring of operations, the useful life of assets for amortization and evaluation of expected future cash flows to be generated by those assets, the determination of the implied fair value of goodwill and the fair value of assets and liabilities for business purchase price allocation purposes and goodwill impairment test purposes, the fair value of long-lived assets and mastheads for impairment test purposes, provisions for income taxes and determination of future income tax assets and liabilities, and the determination of fair value of financial instruments and derivative instruments. Actual results could differ from these estimates.
(e) Impairment of long-lived assets
The Company reviews long-lived assets with definite useful lives whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset or group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Measurement of an impairment loss is based on the amount by which the carrying amount of a group of assets exceeds its fair value. Fair value is determined using quoted market prices, when available, or using accepted valuation techniques such as the discounted future cash flows method.
(f) Revenue recognition
The Company recognizes its operating revenues when the following criteria are met:
•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed or determinable, and

•	collection of the sale is reasonably assured.
In particular, circulation and advertising revenue from publishing activities is recognized when the publication is delivered, net of provisions for estimated returns based on the publication’s historical rate of return. Website advertising is recognized pro-rata over the contract period. Prepaid subscription revenue is recorded as deferred revenue and taken into income pro-rata over the term of the subscription. Revenue from the distribution of publications and products is recognized upon delivery, net of provisions for estimated returns. Revenue from commercial printing contracts is recognized once the service is rendered.
(g) Barter transactions
In the normal course of operations, the Company provides advertising in exchange for goods or advertising services. Revenue earned and expenses incurred are accounted for on the basis of the fair value of the goods or advertising services obtained. For the year ended December 31, 2008, the Company recorded $11,655 of barter advertising (2007 — $11,957; 2006 — $10,379), including $3,948 with related parties (2007 — $2,954; 2006 — $2,197).

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
(h) Financial instruments
Classification, recognition and measurement
Effective January 1, 2007, financial instruments must be classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. The Company has classified its cash and cash equivalents and its bank indebtedness as held-for-trading. Accounts receivable, amounts receivable from related companies, loans and other long-term receivables included in other assets have been classified as loans and receivables. Investments in preferred shares of related companies have been classified as available-for-sale. All of the Company’s financial liabilities, including convertible obligations to related companies, have been classified as other financial liabilities.
Financial instruments held-for-trading are measured at fair value with changes recognized in income as gain or loss on valuation and translation of financial instruments. Available-for-sale portfolio investments are measured at fair value or at cost in the case of equity investments that do not have a quoted market price in an active market. Changes in fair value are recorded in other comprehensive income. Financial assets classified as loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest rate method of amortization.
Financing fees related to long-term financing are capitalized and recorded as a reduction of long-term debt and amortized using the effective interest rate method.
Derivative financial instruments and hedge accounting
The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative financial instruments for trading purposes. Under hedge accounting, the Company documents all hedging relationships between hedging items and hedged items, as well as its strategy for using hedges and its risk-management objective. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges. The Company assesses the effectiveness of derivative financial instruments when the hedge is put in place and on an ongoing basis.
The Company enters into the following types of derivative financial instruments:
•	The Company uses cross-currency interest rate swaps to hedge (i) the foreign currency rate exposure on interest and principal payments on foreign currency denominated debt and/or (ii) the fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set in fixed Canadian dollars all future interest and principal payments on U.S. denominated debt are designated as cash flow hedges. The Company’s cross-currency interest rate swaps that set all future interest and principal payments on U.S. denominated debt, in addition to converting the interest rate from a fixed rate to a floating rate, are designated as fair value hedges.

•	The Company uses interest rate swaps to manage the fair value exposure on certain debt resulting from changes in interest rates. These swap agreements require a periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. These interest rate swaps are designated as fair value hedges when they convert the interest rate from a fixed rate to a floating rate, or as cash flow hedges when they convert the interest rate from a floating rate to a fixed rate.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
Effective January 1, 2007, under hedge accounting, the Company applies the following accounting policies:
•	For derivative financial instruments designated as fair value hedges, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

•	For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.
Prior to 2007, under hedge accounting, the Company recorded its hedging relationships as follows:
•	For long-term debt in foreign currency hedged by foreign exchange forward contracts and cross-currency interest rate swaps, foreign exchange translation gains and losses on long-term debt were offset by corresponding gains and losses on derivative instruments recorded under other assets or other liabilities. The fees on forward foreign exchange contracts and on cross-currency swaps were recognized as an adjustment to interest expense over the term of the agreement.

•	For long-term debt hedged by interest rate swaps, interest expense on the debt was adjusted to include payments made or received under interest rate swaps.

•	In addition, realized and unrealized gains or losses associated with derivative financial instruments that were terminated or ceased to be effective prior to maturity for hedge accounting purposes, were deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction was recognized. In the event a designated hedged item was sold, extinguished or matured prior to the termination of the related derivative financial instrument, any realized or unrealized gain or loss on such derivative financial instrument was recognized in income.
Any change in the fair value of these derivative financial instruments recorded in income is included in gain or loss on valuation and translation of financial instruments. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.
Derivative financial instruments that are ineffective or that are not designated as hedges, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a mark-to-market basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in income as a gain or loss on valuation and translation of financial instruments.
(i) Cash and cash equivalents
Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. As of December 31, 2008, these highly liquid investments consisted mainly of Bankers’ acceptances.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
(j) Inventories
Inventories, consisting primarily of newsprint and ink, are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
(k) Income taxes
The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is established, if necessary, to reduce any future income tax asset to an amount that is more likely than not to be realized.
In the course of the Company’s operations, there are a number of uncertain tax positions due to the complexity of certain transactions and due to the fact that related tax interpretations and legislation are continually changing. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable.
(l) Long-term investments
Investments in companies subject to significant influence are accounted for by the equity method. Portfolio investments, if any, are classified as available-for-sale. Carrying values of investments are reduced to estimated fair values if there is other than a temporary decline in the value of the investment.
(m) Property, plant and equipment
Property, plant and equipment are stated at cost, net of government grants and investment tax credits. Cost represents acquisition or construction costs, including preparation, installation and testing costs and interest incurred with respect to the property, plant and equipment until they are ready for commercial production. Projects under development may also include advances for equipment under construction. Expenditures for additions, improvements and replacements are capitalized, whereas maintenance and repair expenditures are expensed as incurred.
Amortization is principally calculated on a straight-line basis over the following estimated useful lives:

Buildings	25-40 years
Machinery and equipment	3-20 years
Leasehold improvements are amortized over the lower of the term of the lease and economic life. Land is not amortized.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
(n) Goodwill and intangible assets
Goodwill and intangible assets with indefinite useful lives are not amortized.
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
Intangible assets acquired, such as mastheads, that have an indefinite useful life, are also tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset to its fair value, and an impairment loss is recognized in the consolidated statements of income for the excess, if any.
Other intangible assets with definite useful lives, such as customer relationships and non-competition agreements, are amortized over their estimated useful lives using the straight-line method over a five to 10-year period.
(o) Stock-based compensation
The compensation cost attributable to stock-based awards made by Quebecor Media to employees of the Company that call for settlement in cash or other assets, at the option of the employee, is recognized in operating expenses over the vesting period. Changes in the intrinsic value of the stock option awards between the grant date and the measurement date result in a change in the liability and compensation cost.
(p) Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities, revenue and expenses are translated at the exchange rate in effect at the transaction date. Exchange gains and losses are recognized in income as financial expenses.
(q) Pension plans and postretirement benefits
(i) Pension plans:
The Company offers defined benefit pension plans and defined contribution pension plans to various employee groups. Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Pension plan expense is charged to cost of sales, selling and administration expenses and includes:
•	Cost of pension plan benefits provided in exchange for employee services rendered during the year;

•	Amortization of prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans; and

•	Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets over the expected average remaining service period of 11 to 20 years of the active employee group covered by the plans.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
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
(ii) Postretirement benefits:
The Company offers health, life and dental insurance plans to some of its retired employees. The cost of postretirement benefits is determined using actuarial methods and the related benefits are funded by the Company as they become due. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the benefit obligation at the beginning of the year over the expected average remaining service period of the active employee group covered by the plans.
(r) Future changes in accounting standards
In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and which results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to Accounting Guideline 11, Enterprises in the Development Stage. The new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether those assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard but does not expect the adoption will have a material impact on its financial statements.
2. FINANCIAL EXPENSES

	2008	2007	2006

Interest on long-term debt	$24,953	$43,593	$46,592
Interest on subordinated loan to related party (note 7(b))	17,737	2,733	—
Amortization of financing costs and long-term debt discount	1,422	1,865	1,936
Loss on voluntary repayment of debt (note 10)	—	1,031	514
Dividend income on preferred shares of related companies (note 7(a))	(86,478)	(65,020)	(144,031)
Interest on convertible obligations to related companies (note 7(a))	83,953	62,990	139,834
Other	130	(796)	(209)

	$41,717	$46,396	$44,636

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
3. (GAIN) LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	2008	2007	2006

(Gain) loss on embedded derivatives and derivative instruments for which hedge accounting is not used	$(56,921)	$27,948	$3,586
Loss (gain) on foreign currency translation of financial instruments for which hedge accounting is not used	35,130	(29,384)	(1,884)
Loss (gain) on the ineffective portion of fair value hedges	252	(2,991)	—

	$(21,539)	$(4,427)	$1,702

4. RESTRUCTURING OF OPERATIONS AND IMPAIRMENT OF ASSETS
In recent years, the Company has been facing a fundamental transformation underway in the newspaper industry, as well as a difficult economic environment which has affected its advertising revenues. In this context, the Company initiated a significant workforce reduction program in December 2008 as part of a major restructuring of the Company’s operations across Canada.
The Company has also implemented the following restructuring initiatives since 2006:
•	Transfer of the printing of several publications to two new printing facilities owned by Quebecor Media, as well as the consolidation of other printing activities;

•	Implementation of several voluntary and involuntary workforce reduction programs; and

•	Introduction of new content management technologies and streamlining of the news gathering process.
As a result of these initiatives, the Company recorded restructuring costs of $26,466 in 2008 (2007 — $9,882; 2006 — $17,033) of which $24,254 related to the elimination of positions at several publications and $461 related to contractual lease termination costs.

Continuity of restructuring costs payable	2008	2007	2006

Beginning balance	$5,836	$12,778	$—
Workforce reduction initiatives	24,254	9,882	17,033
Payments	(9,306)	(16,824)	(4,255)

Ending balance	$20,784	$5,836	$12,778

Impairment of assets
In the fourth quarter of 2008, the Company concluded that impairment tests were triggered by the restructuring initiatives of December 2008 and that certain long-lived assets were impaired. As a result, an impairment charge of $1,751 was recorded related to certain buildings, machinery and equipment.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
5. BUSINESS ACQUISITIONS
(a) Acquisition of publications
During the years ended December 31, 2008, 2007 and 2006, the Company acquired several community publications and has accounted for these acquisitions using the purchase method. The results of operations of these businesses have been included in the Company’s consolidated financial statements from the dates of their respective acquisitions.
Acquisitions, including the finalization of purchase price equations, for 2008, 2007 and 2006 are summarized as follows:

	2008	2007	2006

Assets acquired:
Future income taxes	$298	$—	$—
Non-cash current assets	—	33	200
Property, plant and equipment	—	211	22
Intangible assets	5,800	—	840
Goodwill	1,772	13,044	453
Non-controlling interest	916	860	—

	$8,786	$14,148	$1,515

Liabilities assumed:
Other liabilities	—	(1,795)	(40)
Future income taxes	(1,559)	—	—

Net assets acquired at fair value and cash consideration paid	$7,227	$12,353	$1,475

2008
In 2008, Sun Media acquired the remaining 24.99% of the shares of Le Courrier du Sud (1998) inc. that it did not already own, making Le Courrier du Sud (1998) inc. a wholly-owned subsidiary. The net cash consideration was $7,227.
In addition, the purchase price allocations of the 25.00% acquisition of Le Courrier du Sud (1998) inc. in 2007, and acquisition of the remaining 50.00% non-controlling interest of Vancouver 24 Hours also in 2007 were finalized in 2008. The finalization of these purchase price equations resulted in the following changes in 2008:

Increase in intangible assets	$3,100
Increase in current future income tax assets	298
Increase in future income tax liabilities	(833)
Decrease in goodwill	(2,565)
2007
In 2007, the Company increased its interest in Le Courrier du Sud (1998) inc. from 50.01% to 75.01% for cash consideration of $7,867. Also in 2007, the Company acquired the 50.00% non-controlling interest in Vancouver 24 Hours for net cash consideration of $4,486.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
2006
In 2006, the Company acquired three community publications for total cash consideration of $1,475.
(b) SUN TV Company
The Company owns a 25.0% equity interest in SUN TV Company (“SUN TV”).
In fiscal 2008, Sun Media’s equity loss on its investment in SUN TV was $1,830 (2007 — $2,410; 2006 - $3,252). In addition, during 2006, the Company reviewed the recoverability of its equity investment in SUN TV and determined that the carrying value of SUN TV’s broadcasting licences and goodwill were no longer recoverable. Accordingly, the Company recorded an impairment loss of $7,819 on its equity investment in SUN TV.
The Company did not make any cash contributions to SUN TV in 2008 (2007 — $2,400; 2006 — $6,035). As of December 31, 2008, the Company’s equity investment in SUN TV was $1,905 (December 31, 2007 — $3,735).
6. INCOME TAXES
Income taxes are as follows:

	2008	2007	2006

Current	$932	$1,158	$1,055
Future	12,452	8,363	(11,182)

	$13,384	$9,521	$(10,127)

The following table reconciles income taxes at the Company’s domestic statutory tax rate of 33.5% in 2008 (2007 — 36.12%; 2006 — 36.12%) and income taxes in the consolidated statements of income:

	2008	2007	2006

Income taxes at domestic statutory tax rate	$35,724	$46,238	$35,449

Increase (decrease) resulting from:
Effect of provincial tax rate differences	(1,364)	(4,032)	(2,534)
Utilization of deferred credit (note 7(c))	(661)	(7,739)	—
Effect of non-deductible charges, non-taxable income and tax rate variations	3,741	(5,993)	3,485
Change in valuation allowance	—	—	1,989
Change in future income tax balances due to a change in substantively enacted tax rates	—	2,333	(681)
Dividend income from related parties	(26,670)	(21,755)	(47,989)
Reversal of tax asset previously recognized on equity losses in SUN TV	2,183	—	—
Other	431	469	154

Income taxes	$13,384	$9,521	$(10,127)

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
The tax effects of significant items which result in the Company’s net future tax assets (liabilities) are as follows:

	2008	2007
Future income tax assets (liabilities):
Loss carry forwards	$31,428	23,944
Ontario harmonization tax credit	3,016	—
Pension plan liability and postretirement benefits	3,823	4,074
Accounts payable, accrued charges and deferred revenue	1,694	12,054
Reserve for restructuring of operations	2,307	719
Long-term debt and derivative financial instruments	(1,292)	7,898
Goodwill, intangible and other assets	(6,231)	(2,180)
Property, plant and equipment	(9,530)	(8,793)
Other	549	2,311

Net future income tax assets	$25,764	$40,027

The current and long-term future income tax assets and liabilities are presented in the consolidated balance sheets as follows:

	2008	2007
Future income tax assets:
Current	$35,843	$23,527
Long-term	—	36,224

	35,843	59,751
Future income tax liabilities:
Long-term	(10,079)	(19,724)

Net future income tax assets	$25,764	$40,027

As of December 31, 2008, the Company had loss carryforwards for income tax purposes available to reduce future taxable income of $103,597 (2007 — $72,270), which expire as follows:

Operating Loss
Year Ending	Carryforwards

2009	$56
2010	198
2011	38
2015	840
2026	38,527
2027	24,399
2028	39,539

$103,597

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
7. TRANSACTIONS WITH RELATED COMPANIES
(a) Investment in preferred shares and convertible obligations issued to related companies
Since 2001, Sun Media has invested in certain preferred shares issued by Quebecor Media, SUN TV and Imprimerie Mirabel Inc. (“Mirabel”) and concurrently issued convertible obligations to Quebecor Media, SUN TV and Mirabel.
The convertible obligations are redeemable by the Company, in whole or in part, including accrued interest, at any time prior to maturity. The holder may, upon the occurrence of certain events, require the Company to redeem the convertible obligations at a redemption amount equal to the then outstanding principal plus any accrued and unpaid interest.
The convertible obligations are also convertible by the holder, in whole or in part, including accrued interest, at any time prior to maturity, into fully paid and non-assessable common shares of the Company. The number of such shares shall be determined by dividing the amount to be so converted by the fair value of one common share as determined by the Board of Directors.
The Company may elect to defer, at any time and from time to time, coupon payments on the convertible obligations by extending the coupon payment period on the obligations for a period of up to 12 consecutive semi-annual periods, provided, however, that no extension period may extend beyond the maturity date for each obligation respectively. The Company may at any time, at its option, elect to satisfy its obligations to pay any coupon (including any deferred coupon) by issuing and delivering to the holder fully paid and non-assessable common shares of its capital stock. The number of such shares shall be determined by dividing the amount to be so satisfied by the fair value of one common share as determined by the Board of Directors.
Quebecor Media
The following tables summarize the Company’s issuance/redemption of convertible obligations and their maturities, and investment/sale of Quebecor Media Preferred Shares:

	Convertible Obligation Issue
	2007	2008	2020	2021	2022	Total
Issue or Redemption Date
Balance — December 31, 2005	$640,000	$350,000	$255,000	$—	$—	$1,245,000
June 12, 2006	(255,000)	—	—	120,000	—	(135,000)
December 28, 2006	(385,000)	(115,000)	(55,000)	—	—	(555,000)

Balance — December 31, 2006	$—	$235,000	$200,000	$120,000	—	$555,000
July 13, 2007	—	(235,000)	—	—	—	(235,000)
July 27, 2007	—	—	—	—	240,000	240,000

Balance — December 31, 2007	$—	$—	$200,000	$120,000	$240,000	$560,000
December 19, 2008	—	—	(200,000)	(120,000)	(240,000)	(560,000)

Balance — December 31, 2008	$—	$—	$—	$—	$—	$—

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)

	Quebecor Media Preferred Shares
	12.5%	10.85%	10.85%
	Series A	Series F	Series G	Total
Issue or Sale Date
Balance — December 31, 2005	$990,000	$255,000	$—	$1,245,000
June 12, 2006	(255,000)	120,000	—	(135,000)
December 28, 2006	(500,000)	(55,000)	—	(555,000)

Balance — December 31, 2006	235,000	320,000	—	555,000
July 13, 2007	(235,000)	—	—	(235,000)
July 27, 2007	—	—	240,000	240,000
December 20, 2007	—	(320,000)	320,000	—

Balance — December 31, 2007	$—	$—	$560,000	$560,000
December 19, 2008	—	—	$(560,000)	(560,000)

Balance — December 31, 2008	$—	$—	$—	$—

On June 12, 2006, Sun Media sold $255,000 of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media, and used the proceeds to redeem $255,000 of its 2007 convertible obligation issue. In addition, the Company issued a new convertible obligation to Quebecor Media in the amount of $120,000 (“2021 Convertible Obligation Issue”). This new convertible obligation issue matures on June 12, 2021 and bears interest at 10.50%, payable semi-annually. The Company used the proceeds from the issuance of the 2021 Convertible Obligation Issue to invest in an additional $120,000 of Quebecor Media Series F Cumulative First Preferred Shares, carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to the Series A Cumulative First Preferred Shares of Quebecor Media.
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
On July 13, 2007, the Company sold $235,000 of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media and used the proceeds to redeem $235,000 of its November 2008 convertible obligation issue.
On July 27, 2007, the Company issued a new convertible obligation to Quebecor Media in the amount of $240,000. This new convertible obligation issue matures on December 20, 2022 (“2022 Convertible Obligation Issue”) and bears interest at 10.50%, payable semi-annually. The Company used the proceeds from the issuance of the 2022 Convertible Obligation Issue to invest in $240,000 of Quebecor Media Series G Cumulative First Preferred Shares, carrying a 10.85% annual fixed cumulative preferential dividend, payable semi-annually and otherwise having terms and conditions substantially similar to the Series F Cumulative First Preferred Shares of Quebecor Media.
On December 20, 2007, the Company converted $320,000 of Quebecor Media Series F Cumulative First Preferred Shares into Quebecor Media Series G Cumulative First Preferred Shares.
On December 19, 2008, the Company sold $560,000 of its investment in the Series G Cumulative First Preferred Shares of Quebecor Media and used the proceeds to redeem $200,000 of its 2020 convertible obligation issue, $120,000 of its 2021 Convertible Obligation Issue and $240,000 of its 2022 Convertible Obligation Issue.
As a result of the transactions completed on December 19, 2008, the Company’s investment in Quebecor Media Series G Cumulative First Preferred Shares and the principal balance of its convertible obligations was nil as of December 31, 2008 (2007 — $560,000).

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
During the year ended December 31, 2008, the interest expense on the convertible obligations amounted to $57,189 (2007 — $59,454; 2006 — $135,937). For the year ended December 31, 2008, the total interest paid on the convertible obligations was $58,800 (2007 — $86,791; 2006 — $175,886). As of December 31, 2008, the unpaid interest on the convertible obligations was nil (2007 — $1,611).
During the year ended December 31, 2008, dividends of $59,095 (2007 — $61,367; 2006 — $140,005) were declared on the Cumulative First Preferred Shares of Quebecor Media. For the year ended December 31, 2008, Sun Media received payments of dividend income of $60,760 (2007 — $89,554; 2006 — $181,091) from Quebecor Media. As of December 31, 2008, the unpaid dividend receivable from Quebecor Media was nil (2007 — $1,665).
SUN TV
The following table summarizes the Company’s issuance/redemption of convertible obligations and its investment/sale of preferred shares of SUN TV:

	2020
	Convertible	SUN TV
	Obligation Issue	Preferred Shares
Issue or Redemption Date
Balance — December 31, 2005	$37,300	$37,300
December 20, 2006	(2,925)	(2,925)

Balance — December 31, 2006	34,375	34,375
December 20, 2007	(24,625)	(24,625)

Balance — December 31, 2007 and 2008	$9,750	$9,750

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
As of December 31, 2008, the Company’s investment in SUN TV Preferred Shares and the principal balance of its convertible obligations was $9,750 (2007 — $9,750).
During the year ended December 31, 2008, interest expense on the convertible obligation amounted to $1,024 (2007 — $3,536; 2006 — $3,897) and total interest paid by Sun Media was $1,037 (2007 — $3,610; 2006 — $3,917). As of December 31, 2008, the unpaid interest on the convertible obligation was $22 (2007 — $35).
During the year ended December 31, 2008, dividends of $1,058 (2007 — $3,653; 2006 — $4,026) were declared on the SUN TV Preferred Shares and Sun Media received payments of dividend income of $1,071 (2007 — $3,729; 2006 — $4,047). As of December 31, 2008, the unpaid dividend receivable from SUN TV was $23 (2007 — $36).

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
Mirabel
The following table summarizes the Company’s issuance/redemption of convertible obligations to and its investment/sale of preferred shares of Mirabel:

	2023
	Convertible	Mirabel
	Obligation Issue	Preferred Shares

Issue or Redemption Date
Balance — December 31, 2006 and 2007	$—	$—
June 16, 2008	500,000	500,000
November 19, 2008	(310,000)	(310,000)

Balance — December 31, 2008	$190,000	$190,000

On June 16, 2008, the Company issued a new convertible obligation to Mirabel in the amount of $500,000. This new convertible obligation matures on June 16, 2023 (“2023 Convertible Obligation Issue”) and bears interest at 11.00%, payable semi-annually. The Company used the proceeds from the issuance of this new convertible obligation to invest in $500,000 of Mirabel Class G Preferred Shares (“Mirabel Preferred Shares”), carrying an 11.25% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to the Quebecor Media and SUN TV Preferred Shares.
On November 19, 2008, the Company sold $310,000 of its investment in Mirabel Preferred Shares and used the proceeds to redeem $310,000 of its 2023 Convertible Obligation Issue.
As of December 31, 2008, the Company’s investment in Mirabel Preferred Shares and the principal balance of its convertible obligations was $190,000 (2007 — nil).
During the year ended December 31, 2008, interest expense on the convertible obligation amounted to $25,740 (2007 — nil) and total interest paid by Sun Media was $25,282 (2007 — nil). As of December 31, 2008, the unpaid interest on the convertible obligation was $458 (2007 — nil).
During the year ended December 31, 2008, dividends of $26,325 (2007 — nil) were declared on the Mirabel Preferred Shares. Sun Media received payments of dividend income of $25,857 (2007 — nil). As of December 31, 2008, the unpaid dividend receivable from Mirabel was $468 (2007 — nil).
(b) Subordinated loans
On October 31, 2007, the Company entered into a $237,500 subordinated loan agreement (“2013 Subordinated Loan”) with Quebecor Media which bears interest at an annual rate of 7.00% and matures on October 31, 2013. The 2013 Subordinated Loan is prepayable by the Company, in whole or in part, including accrued interest, at any time prior to maturity. Proceeds from the 2013 Subordinated Loan were used to repay the Company’s term loan “B” credit facility and related hedging contracts. Quebecor Media may, upon the occurrence of certain events, cause the outstanding principal and accrued interest to become immediately due and payable.
On April 10, 2008, the Company entered into an additional $24,000 subordinated loan agreement (“2014 Subordinated Loan”) with Quebecor Media which bears interest at an annual rate of 7.00% and matures on April 10, 2014. The proceeds of the 2014 Subordinated Loan were used to pay down a portion of the balance outstanding on the Company’s revolving credit facilities. Aside from the maturity date, the 2014 Subordinated Loan has the same principal terms and conditions as the 2013 Subordinated Loan.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
The 2013 Subordinated Loan and 2014 Subordinated Loan (collectively, the “Subordinated Loans”) are also convertible by either the Company or Quebecor Media, in whole or in part, including accrued interest (unless the Company elects to pay the accrued interest in cash), at any time prior to maturity, into fully paid and non-assessable common shares of the Company. The number of such shares shall be determined by dividing the amount to be so converted by the fair value of one common share as determined by the Board of Directors. The Company may elect to defer, at any time and from time to time, interest payments on the Subordinated Loans by a period of up to 12 months, provided, however, that no deferral period may extend beyond the maturity date.
During the year ended December 31, 2008, interest expense on the Subordinated Loans was $17,737 (2007 — $2,733). For the year ended December 31, 2008, the total interest paid on the Subordinated Loans was $17,679 (2007 — $2,141). As of December 31, 2008, interest payable was $650 (2007 — $592). The balance of the Subordinated Loans as of December 31, 2008 totalled $261,500 (2007 — $237,500).
(c) Purchase and sale of tax deductions and other assets from and to companies under common control
On September 30, 2006, Sun Media’s ultimate parent company, Quebecor Inc., transferred to the Company $74,171 of non-capital tax losses in exchange for net cash consideration of $16,142. This transaction was recorded at the exchange amount. As a result, the Company recorded an income tax asset of $24,542 and the difference of $8,400 between the net cash consideration and the income tax asset was recorded as a deferred credit, included in accounts payable and accrued charges. As these acquired non-capital losses were utilized, the deferred credit was proportionately recognized as a reduction in income tax expense with $661 recognized in 2008 (2007 — $7,739). As of December 31, 2008, the deferred credit balance was nil.
In December 2007, the Company acquired unused non-capital tax losses, tax credits and commodity tax receivables from a company under common control in exchange for the issuance of one common share of the Company. The transaction was recorded at the exchange amount of $10,627.
During the third quarter of 2008, the Company sold certain operating assets under common control for cash consideration of $464 and the assumption of certain liabilities. The excess of the consideration received over the carrying amount of the net assets of $591 transferred was recorded as contributed surplus.
(d) Management fees
The Company pays annual management fees to Quebecor Media for services rendered to Sun Media. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. In 2008, the annual management fee was $6,580 (2007 — $8,500; 2006 — $8,685). As of December 31, 2008, there was no outstanding balance relating to these fees (2007 — $800).
(e) Other related party transactions
The Company earns revenue for advertising and other services, and incurs expenses for purchases and services, with related companies under common control in the normal course of operations, including the printing of certain publications at Quebecor Media’s printing facilities in Toronto, Ontario and Saint-Janvier-de-Mirabel, Quebec. Those transactions were concluded and accounted for at the exchange amount and are summarized as follows:

	2008	2007	2006

Revenues	$23,458	$16,883	$15,401
Accounts receivable	2,641	4,681	5,347
Purchases and services	115,095	52,250	31,522
Accounts payable	11,836	34,193	23,458
Revenues include $3,948 of barter advertising with related parties (2007 — $2,954; 2006 — $2,197).

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
On January 21, 2008, Quebecor World Inc. and its U.S. subsidiaries were granted creditor protection under the Companies’ Creditors Arrangement Act in Canada. On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the United States Bankruptcy Code. Since January 21, 2008, Quebecor World Inc. is no longer a related company under Canadian GAAP. From January 1 to 21, 2008, the Company made purchases from Quebecor World Inc. of $872 and made sales to Quebecor World Inc. of $20. The Company made purchases from Quebecor World Inc. of $10,007 in 2007 (2006 — $22,805) and made sales to Quebecor World Inc. of $98 in 2007 (2006 — $87).
8. PROPERTY, PLANT AND EQUIPMENT

	2008
		Accumulated	Net Book
	Cost	Amortization	Value

Land	$18,911	$—	$18,911
Buildings and leasehold improvements	112,623	(45,906)	66,717
Machinery and equipment	288,687	(238,088)	50,599
Projects under development	8,108	—	8,108

	$428,329	$(283,994)	$144,335

	2007
		Accumulated	Net Book
	Cost	Amortization	Value

Land	$18,911	$—	$18,911
Buildings and leasehold improvements	112,569	(41,797)	70,772
Machinery and equipment	275,314	(221,453)	53,861
Projects under development	6,556	—	6,556

	$413,350	$(263,250)	$150,100

9. OTHER ASSETS

	2008	2007

Prepaid pension benefit costs (note 18)	$9,686	$9,054
Customer relationships, net of accumulated amortization of $6,100 in 2008 (2007 — $4,559)	8,970	6,911
Non-competition agreements, net of accumulated amortization of $140 in 2008 (2007 — $70)	210	280
Mastheads	2,200	—
Other	6	1,046

	$21,072	$17,291

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
10. LONG-TERM DEBT

	Effective
	Interest Rate	Years of(1)
	as of December 31	Maturity	2008	2007

Bank credit facilities (a)	4.10%	2012	$48,485	$39,091
Senior Notes (b)	7.88%	2013	245,732	198,910

			294,217	238,001
Change in fair value related to hedged interest rate risk			312	(8,571)
Adjustment related to embedded derivatives			1,291	82
Financing fees, net of amortization			(3,517)	(4,367)

			292,303	225,145
Less current portion			(400)	(400)

			$291,903	$224,745

(1)	The Company has a weighted average debt maturity of 4.1 years.
(a) Bank Credit Facilities
The Company’s bank credit facilities (“Credit Facilities”) are comprised of (i) a revolving credit facility amounting to $70,000, maturing in October 2012 and (ii) a term loan “C” credit facility amounting to $38,488 also maturing in October 2012. The credit facilities are collateralized by liens on all of the property and assets of Sun Media and its operating subsidiaries, if any, now owned or hereafter acquired. The Credit Facilities contain covenants concerning certain financial ratios and restrictions on the declaration and payment of dividends or other distributions. Any amount borrowed under the revolving credit facility bears interest at Canadian Bankers’ acceptance and/or Canadian prime rate plus an applicable margin determined by financial ratios. Advances under the term loan “C” credit facility bear interest at Canadian Bankers’ acceptance rate plus a margin of 1.50% per annum or Canadian prime rate plus a margin of 0.50% per annum. The Company has hedged the interest rate risk associated with the term loan “C” credit facility by using an interest rate swap. As of December 31, 2008, $9,997 (2007 — nil) was drawn on the revolving credit facility, while $38,488 (2007 — $39,091) was drawn down on the term loan “C” credit facility.
Repayment of term loan “B” credit facility
On October 31, 2007, the Company repaid the balance of its term loan “B” credit facility and settled its related hedging contracts for total cash of $280,927, including accrued interest of $3,120. Proceeds from the 2013 Subordinated Loan (note 7(b)) of $237,500 were used for the repayment of the term loan “B” credit facility, in addition to cash from operations of $43,427. As a result of the repayment, the Company recorded a loss on voluntary repayment of debt of $1,031.
On December 29, 2006, the Company made a partial prepayment of US$15,000 of its term loan “B” credit facility and unwound the related portion of its hedging contract. As a result, the Company recorded a loss on voluntary repayment of debt of $514.
(b) Senior Notes
In February 2003, the Company issued US$205,000 in aggregate principal amount senior notes (“Senior Notes”) at a discount price of 98.286% for net proceeds of $306,803 before issuance fees of $8,350. The Senior Notes bear interest at a rate of 7.625%, for an effective interest rate of 7.88%, payable every six months on February 15 and August 15, and mature in February 2013. The Senior Notes contain certain restrictions on Sun Media, including limitations on its ability to incur additional indebtedness or make other distributions, and are unsecured. The Senior Notes became redeemable at the option of the Company, in whole or in part, at any time after February 15, 2008 at a decreasing premium.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
On December 31, 2008, the Company was in compliance with all debt covenants.
(c) Principal repayments
Principal repayments on long-term debt over the next five years are as follows:

2009	$400
2010	400
2011	400
2012	47,285
2013	245,732
11. OTHER LIABILITIES

	2008	2007
Accrued postretirement liability (note 18)	$24,026	$22,785
Other	1,017	2,200

	$25,043	$24,985

12. CAPITAL STOCK
(a) Authorized capital stock
10,000,000,000 Voting Class A Common Shares, without par value;
10,000,000,000 Non-voting, redeemable Class B Preferred Shares, without par value;
10,000,000,000 Non-voting Class C Preferred Shares, without par value;
100 Non-voting Class C Preferred Shares, Series 1.
The Class A Common Shares are voting, participating and entitle their holders to receive dividends as declared by the Board of Directors.
The Class B Preferred Shares are non-voting and redeemable at the option of the Company. Under certain circumstances, the Company has the right to purchase all or part of the then issued Class B Preferred Shares at its own option, or by mutual agreement with the holders of the then outstanding Class B Preferred Shares. The Class B Preferred Shares entitle their holders to receive a preferred non-cumulative dividend at a rate that shall be determined from time to time by the Board of Directors.
The Class C Preferred Shares are non-voting and are issuable in series. Terms and conditions of the Class C Preferred Shares are to be determined from time to time by the Board of Directors.
The Class C Preferred Shares, Series 1 are non-voting and redeemable at the option of the Company or of any holder of Class C Preferred Shares, Series 1. The Class C Preferred Shares, Series 1 entitle their holders to receive a fixed cumulative preferential dividend at a rate of 11.25% per share per annum.
In 2006, the Company reduced its Class A Common Shares paid-up capital by $40,000 in the form of cash distributions.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
(b) Issued and outstanding capital stock

	Class A Common Shares
	Number	Amount

Balance as of December 31, 2008 and 2007	1,261,002	$272,428

(c) Dividends
In 2008, the Company paid dividends of $134,000 to Quebecor Media (2007 — $82,000; 2006 — $95,500).
13. QUEBECOR MEDIA STOCK OPTION PLAN
Under a stock option plan established by Quebecor Media, 6,180,140 Common Shares of Quebecor Media have been set aside for officers, senior employees, directors and other key employees of Quebecor Media and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the five-day weighted average market price ending on the day preceding the date of grant of the Common Shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant. As long as the Common Shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options to receive an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the common shares of Quebecor Media on the stock exchanges where such shares are listed at the time of exercise or the fair market value, as determined by Quebecor Media’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common Shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless the Quebecor Media Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The acquisition of the “right to profit” on certain options may also be subject to performance criteria.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
The following table provides summary information on outstanding options granted as of December 31, 2008 and 2007:

	2008		2007
		Weighted		Weighted
		Average		Average
	Options	Exercise Price	Options	Exercise Price

Beginning balance	1,370,748	$30.65	777,620	$18.57
Granted	—	$—	651,000	$44.45
Exercised	(653,228)	$17.31	—	$—
Forfeited	(103,596)	$43.78	(57,872)	$23.39

Ending balance	613,924	$42.63	1,370,748	$30.65

Vested options at end of year	22,817	$38.84	617,001	$16.99

The following table gives summary information on outstanding options as of December 31, 2008:

	Outstanding Options			Options Exercisable
		Weighted	Weighted		Weighted
Range of		Average Years	Average		Average
Exercise Prices	Number	to Maturity	Exercise Price	Number	Exercise Price

$21.00 — $31.00	71,924	6.7	$28.96	8,617	$29.59
$31.01 — $45.00	542,000	8.6	$44.45	14,200	$44.45

$21.00 — $45.00	613,924	8.4	$42.63	22,817	$38.84

For the year ended December 31, 2008, a compensation recovery of $2,153 (2007 expense of $9,503; 2006 expense of $5,341) has been recorded by the Company for options issued to its employees under the Quebecor Media plan.
14. ACCUMULATED OTHER COMPREHENSIVE LOSS
Amounts accounted for in accumulated other comprehensive loss relates solely to cash flow hedges. No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance in accumulated other comprehensive loss of $2,187 is expected to reverse over a four-year period.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
15. COMMITMENTS AND CONTINGENCIES
(a) Leases and commitments
The Company rents premises and equipment under operating leases. The 2008 rental expense for these operating leases was $7,602 (2007 — $7,427; 2006 — $6,989). The Company has also entered into long-term commitments to purchase services and capital equipment. The minimum payments for the coming years are as follows:

		Other
Year Ending December 31	Leases	Commitments

2009	$6,397	$4,557
2010	5,401	1,845
2011	4,172	1,326
2012	3,246	593
2013	2,642	534
Thereafter	1,008	2,855

	$22,866	$11,710

(b) Legal actions
Legal proceedings against the Company were initiated by another company in relation to printing contracts, including the rescinding of certain printing contracts. As with any litigation subject to a judicial process, the outcome of such proceedings is impossible to determine with certainty. However, management believes that the suits are without merit and intends to vigorously defend its position.
A number of other legal proceedings against the Company and its subsidiaries are pending. In the opinion of management of the Company, the outcome of these proceedings is not expected to have a material adverse effect on the Company’s results of operations, liquidity or on its financial position.
16. GUARANTEES
(a) Operating leases
The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of the lease term) and should the fair value of the assets be less than the guaranteed residual value, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Company has provided guarantees to the lessor of certain premises leases, with expiry dates through 2015. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As of December 31, 2008, the maximum exposure with respect to these guarantees was $1,606 and no liability has been recorded in the consolidated balance sheets. In prior years, the Company has not made any payments relating to these guarantees.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
(b) Business and asset disposals
In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Company has not accrued any amount in respect of these items in the consolidated balance sheets. In prior years, the Company has not made any payments relating to these guarantees.
(c) Outsourcing companies and suppliers
In the normal course of its operations, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Company provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated financial statements with respect to these indemnifications. In prior years, the Company has not made any payments relating to these guarantees.
17. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
The Company’s financial risk management policies have been established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in the Company’s activities.
From its use of financial instruments, the Company is exposed to credit risk, liquidity risk and market risk relating to foreign exchange fluctuations and interest rate fluctuations. In order to manage these risks, the Company uses derivative financial instruments (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) denominated in foreign currency. None of these instruments is held or issued for speculative purposes. The Company designates its derivative financial instruments either as fair value hedges or cash flow hedges.
(a) Description of derivative financial instruments
(i) Foreign exchange forward contracts
On February 7, 2003, the Company entered into forward contracts to hedge foreign exchange fluctuations related to the principal amount of its Senior Notes. These contracts have the effect of converting the Company’s obligation to make a principal payment on maturity of the Senior Notes from US$205,000 to Cdn$312,154.
(ii) Cross-currency interest rate swaps
The Company also entered into cross-currency interest rate swaps to hedge foreign exchange fluctuations related to the interest on the Senior Notes. The effect of these agreements is to convert the Company’s obligation to service interest on the debt from U.S. dollars to Canadian dollars as follows:

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
As of December 31, 2008

				Annual	Annual
				Nominal	Effective	Cdn$
				Interest Rate	Interest Rate	Equivalent	Exchange Rate on
Debt	Period	Notional		on US$	on Cdn$	of Notional	Interest Payments
Instrument	Covered	Amount		Amount	Equivalent	Amount	(Cdn$ per US$1.00)

Senior Notes	2008 — 2013	US$	155,000	7.625%	Bankers’
					acceptances
					3 months
					+3.696%	$236,019	1.5227

Senior Notes	2003 — 2013	US$	50,000	7.625%	Bankers’
					acceptances
					3 months
					+3.696%	$76,135	1.5227
(iii) Interest rate swap
Effective April 30, 2008, the Company entered into an interest rate swap on its term loan “C” credit facility which was designated as a cash flow hedge.

Maturity	Notional Amount	Pay/Receive	Fixed Rate	Floating Rate

October 2012	$38,900	Pay fixed/	3.75%	Bankers’
		Receive floating		acceptances
				3 months
(b) Fair values of financial instruments
The carrying amount of accounts receivable from external or related parties (classified as loans and receivables) and accounts payable and accrued charges to external or related parties (classified as other financial liabilities) approximates their fair value since these items will be realized or paid within one year or are due on demand.
Carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2008 and 2007 are as follows:

	2008		2007
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Long-term debt (1)	$294,217	$242,400	$238,001	$234,063
Cross-currency interest rate swaps and foreign exchange forward contract on Senior Notes	52,967	52,967	133,090	133,090
Interest rate swap on term loan “C” credit facility	2,984	2,984	—	—

	$350,168	$298,351	$371,091	$367,153

(1)	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives or financing fees.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
The fair value of long-term debt is estimated based on discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity, or quoted market prices when available. The majority of derivative financial instruments (e.g. cross-currency interest rate swaps) are traded over the counter and, as such, there are no quoted prices. The fair value of derivative financial instruments is therefore estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative instruments by applying a credit default premium to the net exposure of the counterparty or the Company. The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs and assumptions, including volatility and discount factors.
Due to the judgment used in applying a wide range of acceptable techniques and estimates in calculating fair value amounts, fair values are not necessarily comparable among financial institutions or other market participants and may not be realized in an actual sale or the immediate settlement of the instrument.
(c) Credit risk management
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.
In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2008, no customer balance represented a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $12,289 as of December 31, 2008 (2007 — $7,611). As of December 31, 2008, 10.5% of trade receivables were 90 days past their billing date (2007 — 7.6%).
The Company believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.
From their use of derivative financial instruments, the Company is exposed to the risk of non-performance by third parties. When the Company enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Company’s credit risk management policy and are subject to concentration limits.
(d) Liquidity risk management
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. Company management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions) in the future.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
As of December 31, 2008, material contractual obligations related to financial instruments including capital repayment and interest on long-term debt and obligations related to derivative instruments less estimated future receipts on derivative instruments. These obligations and their maturities are as follows:

		Less Than			5 Years
	Total	1 Year	1-3 Years	3-5 Years	or More

Bank indebtedness	$2,013	$2,013	$—	$—	$—
Accounts payable and accrued charges	134,957	134,957	—	—	—
Long-term debt	294,217	400	800	293,017	—
Subordinated loans (note 7(b))	261,500	—	—	237,500	24,000
Interest on subordinated loans	89,184	18,305	36,610	33,729	540
Interest payments (1)	89,298	13,868	43,836	31,594	—
Derivative instruments (2)	64,268	—	—	64,268	—

Total	$935,437	$169,543	$81,246	$660,108	$24,540

(1)	Estimate of interest to be paid on long-term debt is based on hedged and unhedged interest rates and hedged foreign exchange rates as of December 31, 2008.

(2)	Estimated future receipts, net of future disbursements on derivative financial instruments related to foreign exchange hedging.
The table above excludes obligations under convertible obligations to related companies for which proceeds are used to invest in preferred shares of the related companies for tax consolidation purposes of Quebecor Media and its subsidiaries (note 7).
(e) Market risk
Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Company’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.
Foreign currency risk
The Company is exposed to foreign currency risk on loans that are denominated in a currency other than Canadian dollars, namely U.S. dollars. The Company has entered into transactions to hedge the foreign currency risk exposure on 100% of its U.S. dollar-denominated debt obligations outstanding on the date hereof. Accordingly, the Company’s sensitivity to variations in foreign exchange rates is economically limited.
Interest rate risk and non-performance risk
The Company’s Credit Facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate and (ii) bank prime rate. The Senior Notes issued by the Company bear interest at fixed rates. The Company has entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2008, after taking into account the hedging instruments, long-term debt was comprised of 10.8% fixed rate debt and 89.2% floating rate debt.
The estimated sensitivity of the Company’s interest expense for floating rate debt, before income tax, to a variation of 100 basis points in the year-end Canadian Bankers’ acceptances rate is approximately $3,222.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
Capital management
The Company’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its business, including growth opportunities.
In managing its capital structure, the Company takes into account the planned requirements for funds, leveraging the Company’s borrowing capacity in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations or loans from Quebecor Media and the level of distributions to the shareholder. The Company has not significantly changed its strategy regarding the management of its capital structure since the last financial year.
The Company’s capital structure is composed of shareholder’s equity, bank indebtedness, long-term debt, liabilities related to derivative financial instruments, subordinated loans and non-controlling interest, less cash and cash equivalents. The capital structure is as follows:

	2008	2007

Bank indebtedness	$2,013	$—
Current portion of long-term debt	400	400
Long-term debt	291,903	224,745
Net liabilities related to derivative financial instruments	55,951	133,090
Subordinated loans	261,500	237,500
Non-controlling interest	—	860
Cash and cash equivalents	—	(7,261)

Net liabilities	$611,767	$589,334

Shareholder’s equity	$306,811	$347,981

The Company is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate to permitted investments, inter-company transactions, the declaration and payment of dividends or other distributions.
18. PENSION PLANS AND POSTRETIREMENT BENEFITS
The Company maintains various flat-benefit plans and various final-pay plans with an indexation feature from zero to 2.00% and defined contribution plans. The Company’s policy is to maintain its contributions at a level sufficient to cover benefits. Actuarial valuations of the Company’s numerous pension plans were performed at least once in the last three years and the next required valuations will be performed within the next three years.
The Company provides postretirement benefits to eligible retired employees. The costs of these benefits, which are principally health care, are accounted for during the employee’s active service period.
The following tables show a reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets for the years ended December 31, 2008 and 2007, along with a statement of the funded status as of those dates.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
(a) Change in benefit obligations

	Pension Benefits		Postretirement Benefits
	2008	2007	2008	2007

Benefit obligations at beginning of year	$325,827	$312,494	$26,129	$24,893
Service cost	8,942	11,589	790	744
Interest cost	18,297	16,422	1,440	1,239
Plan participants’ contributions	4,567	4,228	—	—
Plan amendments	4,381	4,600	—	—
Curtailment and settlement gains	(239)	(485)	(580)	—
Actuarial gain	(74,956)	(10,627)	(5,424)	(332)
Settlement loss	290	—	—	—
Special termination benefits	1,182	—	—	—
Benefits and settlements paid	(18,439)	(12,394)	(310)	(415)

Benefit obligations at end of year	$269,852	$325,827	$22,045	$26,129

(b) Change in plan assets

	Pension Benefits		Postretirement Benefits
	2008	2007	2008	2007

Fair value of plan assets at beginning of year	$304,626	$298,540	$—	$—
Actual return on plan assets	(33,913)	1,825	—	—
Employer contributions	10,734	12,427	310	264
Plan participants’ contributions	4,567	4,228	—	—
Benefits and settlements paid	(18,439)	(12,394)	(310)	(264)

Fair value of plan assets at end of year	$267,575	$304,626	$—	$—

The plan assets are comprised of:

	2008	2007

Equity securities	48.5%	55.4%
Debt securities	47.3%	40.6%
Other	4.2%	4.0%

	100.0%	100.0%

As of December 31, 2008, plan assets included shares of related parties, representing an amount of $646 (2007 — $1,572; 2006 — $1,724).

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
(c) Reconciliation of funded status

	Pension Benefits		Postretirement Benefits
	2008	2007	2008	2007

Plan deficit	$(2,277)	$(21,201)	$(22,045)	$(26,129)
Unrecognized actuarial loss	8,317	29,618	733	6,397
Unrecognized prior service cost	13,228	9,932	(2,714)	(3,053)
Valuation allowance	(9,582)	(9,295)	—	—

Net amount recognized	$9,686	$9,054	$(24,026)	$(22,785)

Included in the above benefit obligations and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension Benefits		Postretirement Benefits
	2008	2007	2008	2007

Benefit obligations	$(36,906)	$(97,770)	$(22,045)	$(26,129)
Fair value of plan assets	24,648	73,317	—	—

Funded status — plan deficit	$(12,258)	$(24,453)	$(22,045)	$(26,129)

Amounts recognized in the consolidated balance sheets are as follows:

	Pension Benefits		Postretirement Benefits
	2008	2007	2008	2007

Prepaid pension benefit costs	$9,686	$9,054	$—	$—
Accrued postretirement liability	—	—	(24,026)	$(22,785)

Net amount recognized	$9,686	$9,054	$(24,026)	$(22,785)

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
(d) Components of the net benefit costs are as follows:

	Pension Benefits			Postretirement Benefits
	2008	2007	2006	2008	2007	2006

Service cost	$8,942	$11,589	$10,387	$790	$744	$1,888
Interest cost	18,297	16,422	15,197	1,440	1,239	1,184
Settlement loss (gain)	1,183	—	—	(580)	—	—
Actual return on plan assets	33,913	(1,825)	(35,719)	—	—	—
Plan amendments	4,381	4,600	—	—	—	(2,950)
Special contribution	1,182	—	—	—	—	—
Current actuarial loss (gain)	(74,666)	(10,627)	404	(5,424)	(332)	—

Elements of net benefit costs, before adjustments to recognize the long-term nature of benefit costs and valuation allowance	(6,768)	20,159	(9,731)	(3,774)	1,651	122

Difference between actual and expected return on plan assets	(55,793)	(20,208)	16,822	—	—	—
Deferral of actuarial (loss) gain on accrued benefit obligation	74,666	10,627	(404)	5,424	332	—
Deferral of past service costs	(4,383)	(4,600)	—	—	—	2,950
Amortization of net actuarial loss (gain)	1,006	922	1,418	240	274	266
Amortization of past service costs (benefits)	1,087	1,035	708	(339)	(340)	(526)

Total adjustments to recognize the long-term nature of benefit costs	16,583	(12,224)	18,544	5,325	266	2,690

Change in valuation allowance	287	188	740	—	—	—

Net benefit costs	$10,102	$8,123	$9,553	$1,551	$1,917	$2,812

The expense related to defined contribution pension plans amounted to $2,889 for the year ended December 31, 2008 (2007 — $3,186; 2006 — $3,019).
Also, the total cash amount paid or payable for employee future benefits for all plans is $13,933 for the year ended December 31, 2008 (2007 — $16,028; 2006 — $18,517).
The weighted average rates used in measuring the Company’s benefit obligations as of December 31, 2008, 2007 and 2006 and current periodic costs are as follows:

	Pension Benefits			Postretirement Benefits
	2008	2007	2006	2008	2007	2006
Benefit obligations:
Discount rate	7.50%	5.50%	5.00%	7.50%	5.50%	5.00%
Rate of compensation increase	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

Current periodic costs:
Discount rate	5.50%	5.00%	5.00%	5.50%	5.00%	5.00%
Expected return on plan assets	7.25%	7.25%	7.25%	—%	—%	—%
Rate of compensation increase	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 9% in 2008. The cost, as per an estimate, is expected to decrease gradually for the next 10 years to 5% and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend would have the following effects:

	Postretirement Benefits
Sensitivity analysis	1.00% increase	1.00% decrease

Effect on service and interest costs	$588	$(443)
Effect on benefit obligation	$5,115	$(3,934)
19. SEGMENTED INFORMATION
Management determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that the Company’s newspaper divisions exhibit similar economic characteristics, with similar products, production processes and classes of customers.
20. SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES
The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in some respects from those applicable in the United States (“U.S. GAAP”). The following tables set forth the impact of significant differences between Canadian and U.S. GAAP on the Company’s consolidated statements of income, comprehensive income and balance sheets.
(a) Consolidated statements of income

	2008	2007	2006

Net income as per Canadian GAAP:	$92,905	$117,397	$106,772
Adjustments:
Pension and postretirement benefits (i)	516	(367)	209
Derivative financial instruments (iii)	1,209	2,163	(893)
Non-monetary transactions	(61)	(61)	(61)
Share-based payments (iv)	900	(700)	(900)
Related party transactions (v)	(661)	(7,739)	—
Income taxes (vi)	(710)	(1,641)	154

Net income as per U.S. GAAP	$94,098	$109,052	$105,281

(b) Consolidated statements of comprehensive income

	2008	2007	2006

Comprehensive income as per Canadian GAAP:	$92,239	$115,992	$106,772
Adjustments to net income as per (a) above	1,193	(8,345)	(1,491)
Adjustments to other comprehensive income:
Pension and postretirement benefits (i)	23,100	(10,918)	11,963
Derivative financial instruments (iii)	—	—	913
Income taxes (vi)	(6,168)	3,196	(5,151)

Comprehensive income as per U.S. GAAP	$110,364	$99,925	$113,006

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
(c) Consolidated shareholder’s equity

	2008	2007	2006

Shareholder’s equity as per Canadian GAAP:	$306,811	$347,981	$300,695
Cumulative adjustments:
Pension and postretirement benefits (i)	(9,984)	(33,600)	(22,315)
Restructuring charges (ii)	(6,981)	(6,981)	(6,981)
Derivative financial instruments (iii)	1,291	82	(10,952)
Non-monetary transactions	1,643	1,704	1,765
Share-based payments (iv)	(700)	(1,600)	(900)
Related party transactions (v)	—	661	8,400
Income taxes (vi)	5,206	12,084	22,067

Shareholder’s equity as per U.S. GAAP	$297,286	$320,331	$291,779

(d) Consolidated balance sheet data

	December 31, 2008		December 31, 2007
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP

Future income tax asset	$—	$—	$36,224	$38,137
Other assets	21,072	11,786	17,291	8,698
Goodwill	770,931	767,508	769,159	765,736
Current liabilities	156,516	157,216	171,265	172,201
Future income tax liabilities	10,079	4,391	19,724	9,959
Long-term debt	291,903	290,612	224,745	224,663
Other liabilities	25,043	28,138	24,985	51,443
Total shareholder’s equity	306,811	297,286	347,981	320,331
Accumulated other comprehensive loss

	2008	2007	2006

Accumulated other comprehensive loss as per Canadian GAAP:	$(2,187)	$(1,521)	$—
Adjustments:
Pension and postretirement benefits (i)	(13,258)	(36,358)	(25,440)
Derivative financial instruments (iii)	—	—	(1,441)
Income taxes (vi)	5,361	11,529	9,658

Accumulated other comprehensive loss as per U.S. GAAP	$(10,084)	$(26,350)	$(17,223)

(e) Consolidated statements of cash flows
The disclosure of a subtotal of the amount of cash provided by operating activities before changes in non-cash balances related to operating activities in the consolidated statements of cash flows is allowed under Canadian GAAP while it is not allowed under U.S. GAAP.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
(i) Pension and postretirement benefits
Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, requires the recognition of over- or under-funded positions of defined benefit pension and other postretirement plans on the balance sheet, along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive income (loss).
Under Canadian GAAP, a company is not required to recognize over- or under-funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.
(ii) Restructuring charges
In respect of the 1999 acquisition of Sun Media, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under U.S. GAAP.
(iii) Derivative financial instruments
Since January 1, 2007, standards for hedge accounting under Canadian GAAP are similar to those under U.S. GAAP, as established by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.
However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, those embedded derivatives are considered closely related to their host contract and do not have to be recorded separately of their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.
(iv) Share-based payments
Under U.S. GAAP, in accordance with SFAS No. 123R, Share-Based Payments, the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is to be re-measured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic values of the stock option awards instead of at their fair values.
(v) Related party transactions
In the past, the Company or its subsidiaries have entered into tax consolidation transactions with the Company’s parent company by which tax losses were transferred between the parties. Under Canadian GAAP, these transactions were recorded in accordance with CICA Handbook 3840, Related Party Transactions. It resulted in the recognition of a deferred credit of $8,400 in 2006, of which $7,739 was recognized in income in 2007 and $661 was recognized in income in 2008. Under U.S. GAAP, since these transactions related to asset transfers between a subsidiary and its parent company, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid are recognized in contributed surplus.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In thousands of Canadian dollars, except for share information)
(vi) Income taxes
Under U.S. GAAP, the Financial Accounting Standards Board issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of SFAS No. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.
Under Canadian GAAP, there is no such interpretation and therefore the reserve related to income tax contingencies is not based on the same level of likelihood as prescribed by FIN 48.
In addition, under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.
Other adjustments represent the tax impact of U.S. GAAP adjustments.