Form 20-F
period 2009-12-31
SUN MEDIA CORP
filed 2010-03-16
CIK 1036648

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

1,384,752 Class A Common Shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐            Accelerated filer  ☐            Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☐ by the International Accounting Standards Board	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☒ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

i

EXPLANATORY NOTES

All references in this annual report to “Sun Media” or the “Company”, as well as use of the terms “we”, “us”, “our” or similar terms, are references to Sun Media Corporation, a company continued under the laws of British Columbia, and, unless the context otherwise requires, its operating companies and subsidiaries, if any. All references in this annual report to “Quebecor Media” are references to Quebecor Media Inc., our indirect sole shareholder, and all references to “Quebecor Media Printing” are to Quebecor Media Printing Inc. All references in this annual report to our “Senior Notes” are to our issued and outstanding 7  5/8% Senior Notes due February 15, 2013. Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2009.

PRESENTATION OF FINANCIAL INFORMATION

We present our consolidated financial statements in Canadian dollars. In this annual report, references to dollars, $, Canadian dollars or Cdn$ are to the currency of Canada, and references to U.S. dollars or US$ are to the currency of the United States.

Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada (“Canadian GAAP”). For a discussion of the significant differences between Canadian GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”), as they relate to our financial statements, see Note 22 to our audited consolidated financial statements included in “Item 17. Financial Statements” of this annual report.

In its analysis of operating results, Sun Media uses the supplemental financial measure operating income. Sun Media defines operating income as net income before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations and impairment of assets, equity loss on investment in and impairment of equity investment in SUN TV Company (“SUN TV”), gain on dispositions of publications, income taxes and non-controlling interest. Operating income, and ratios using this measure, are not required by or recognized under Canadian GAAP or U.S. GAAP. Operating income is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Operating income is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Operating income has limitations as an analytical tool, including:

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

It should be noted that Sun Media’s definition of operating income may not be identical to similarly titled measures reported by other companies, limiting the usefulness of operating income as a comparative measure. Sun Media provides a reconciliation of operating income to net income under Canadian GAAP and U.S. GAAP in footnote 6 under “Item 3. Key Information – Selected Financial Data”.

In this annual report, we also use the measure long-term debt, excluding subordinated loans from Quebecor Media and convertible obligations issued to related companies, as a supplemental measure of our indebtedness. Long-term debt, excluding subordinated loans from Quebecor Media and convertible obligations issued to related companies, is not a measure that is required by or recognized under Canadian GAAP or U.S. GAAP. We define long-term debt, excluding subordinated loans from Quebecor Media and convertible obligations issued to related companies, as our long-term debt excluding subordinated loans that we enter into with our parent, Quebecor Media, and excluding convertible obligations that we enter into with related companies. In addition, long-term debt does not include the carrying value of liabilities related to derivative financial instruments. We believe that long-term debt, excluding subordinated loans from Quebecor Media and convertible obligations issued to related companies, is, from the perspective of a holder of our Senior Notes, a meaningful measure of our long-term debt because the subordinated loans from Quebecor Media and convertible obligations issued to related companies are subordinated in right of payment to the prior payment in full of our senior indebtedness, including the Senior Notes. Furthermore, the subordinated loans from Quebecor Media are convertible by either the Company or Quebecor Media, in whole or in part, at any time prior to maturity, into fully paid and non-assessable common shares of the Company. In addition, the proceeds of our convertible obligations issued to related companies were invested in retractable preferred shares of those related companies as part of back-to-back transactions to reduce our income tax obligations. Moreover, long-term debt, excluding subordinated loans from Quebecor Media and convertible obligations issued to related companies, is not intended to be, and should not be, regarded as an alternative to other financial reporting measures, and it should not be considered in isolation as a substitute for measures of liabilities prepared in accordance with Canadian GAAP or U.S. GAAP. We provide a reconciliation of long-term debt, excluding subordinated loans from Quebecor Media and convertible obligations issued to related companies, to long-term debt under Canadian GAAP and U.S. GAAP in footnote 3 under “Item 3. Key Information – Selected Financial Data”.

INDUSTRY AND MARKET DATA

Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and from industry publications, including reports from Canadian Newspaper Association, the Audit Bureau of Circulations, the Canadian Circulations Audit Board, and NADbank® Inc. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed.

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

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the average, high, low and end of period noon rates published by the Bank of Canada. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the rates published by the Bank of Canada for Canadian dollars per US$1.00. On March 11, 2010, the noon rate was Cdn$1.00 equals US$0.9742. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate.

Year Ended:	Average(1)	High	Low	Period End

December 31, 2009	0.8757	0.9716	0.7692	0.9555
December 31, 2008	0.9381	1.0289	0.7711	0.8166
December 31, 2007	0.9304	1.0905	0.8437	1.0120
December 31, 2006	0.8818	0.9099	0.8528	0.8581
December 31, 2005	0.8253	0.8690	0.7872	0.8577

Month Ended:	Average(2)	High	Low	Period End

March 2010 (through March 11, 2009)	0.9711	0.9763	0.9596	0.9742
February 28, 2010	0.9462	0.9597	0.9316	0.9500
January 31, 2010	0.9588	0.9755	0.9384	0.9390
December 31, 2009	0.9484	0.9611	0.9334	0.9555
November 30, 2009	0.9438	0.9560	0.9282	0.9457
October 31, 2009	0.9480	0.9716	0.9221	0.9282
September 30, 2009	0.9244	0.9422	0.9038	0.9327

(1)	The average of the exchange rates for all days during the applicable year.
(2)	The average of the exchange rates for all days during the applicable month.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward looking statements with respect to our financial condition, results of operations and business and certain of our plans and objectives. These forward looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	general economic, financial or market conditions;

•	variations in the businesses of our local, regional or national advertisers and in our advertising revenue;

•	the intensity of competition within the newspaper industry;

•	our ability to successfully restructure our operations to optimize their efficiency in the context of the changing newspaper industry;

•	labor disputes or strikes;

•	changes in our ability to obtain raw materials critical to our operations, such as newsprint, at reasonable prices;

•	exchange rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt; and

•	interest rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt, or that could have an impact on our accounting estimates.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under “Item 3 – Key Information – Risk Factors”. Each of these forward-looking statements speaks only as of the date of this annual report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (“SEC”), as described under “Item 10. – Additional Information – Documents on Display”.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

A. Selected Financial Data

The following table presents selected consolidated financial information for our business for each of the years 2005 through 2009. We derived this selected financial information from our consolidated financial statements. Our consolidated balance sheets as of December 31, 2009 and 2008 and consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for each of the years in the three year period ended December 31, 2009 are included in this annual report. Our consolidated financial statements as of and for the years ended December 31, 2009 and 2008 have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on these consolidated financial statements is included in this annual report. Our consolidated financial statements for the year ended December 31, 2007 have been audited by KPMG LLP, an independent registered public accounting firm. KPMG LLP’s report on these consolidated financial statements is included in this annual report. The consolidated balance sheet data as of December 31, 2007, 2006 and 2005 and the consolidated statement of income data for the years ended December 31, 2006 and 2005 which is presented below has been derived from our consolidated financial statements, audited by KPMG LLP, not included in this annual report. The information presented under the caption “Operating Data” below is not derived from our audited consolidated financial statements. All information contained in the following tables should be read in conjunction with our audited consolidated financial statements and the notes thereto and with “Item 5. Operating and Financial Review and Prospects”. Our historical results are not necessarily indicative of our future financial condition or results of operations.

Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the significant differences between Canadian GAAP and U.S. GAAP as they relate to our consolidated financial statements, see Note 22 to our audited consolidated financial statements.

	Year ended December 31,
	2009		2008		2007		2006		2005
	(in thousands, except operating income margin, ratio and operating data)
AMOUNTS UNDER CANADIAN GAAP
Statement of Income Data:
Revenues	$783,697		$905,385		$929,177		$928,176		$915,627
Operating expenses	613,149		725,834		718,261		719,042		693,452
Amortization	21,688		24,440		28,642		36,549		30,324
Financial expenses	34,227		41,717		46,396		44,636		38,242
(Gain) loss on valuation and translation of financial instruments	(869)		(21,539)		(4,427)		1,702		4,100
Restructuring of operations and impairment of assets (1)	25,983		26,466		9,882		17,033		—
Equity loss on investment in and impairment of equity investment in SUN TV	1,905		1,830		2,410		11,071		2,747

Income before income taxes and non-controlling interest	87,614		106,637		128,013		98,143		146,762
Income taxes	20,784		13,384		9,521		(10,127)		3,347
Non-controlling interest	—		348		1,095		1,498		1,488
Net income	$66,830		$92,905		$117,397		$106,772		$141,927

Balance Sheet Data (at year end):
Cash and cash equivalents	$123,531		$—		$7,261		$3,865		$22,820
Total assets (2)	1,206,225		1,307,553		1,729,900		1,785,545		2,539,852
Long-term debt, excluding subordinated loans from Quebecor Media and convertible obligations issued to related companies(3)(4)(5)	248,928		292,303		225,145		486,717		466,260
Subordinated loans from Quebecor Media (3)(4)	212,000		261,500		237,500		—		—
Convertible obligations issued to related companies(3)(5)	—		199,750		569,750		589,375		1,282,300
Capital stock	321,928		272,428		272,428		261,801		301,801
Shareholder’s equity	415,948		306,811		347,981		300,695		329,423
Dividends	8,000		134,000		82,000		95,500		169,653

Other Financial Data:
Cash flows provided by operations	$162,144		$116,256		$167,408		$144,750		$181,383
Cash provided by (used in) investing activities	181,325		345,404		(18,058)		653,466		(159,577)
Cash used in financing activities	(219,938)		(468,921)		(145,954)		(817,171)		(32,580)
Operating income (unaudited) (6)	170,548		179,551		210,916		209,134		222,175
Operating income margin (unaudited) (6)	21.8%		19.8%		22.7%		22.5%		24.3%
Capital expenditures	18,553		18,948		23,101		15,801		15,675
Ratio of earnings to fixed charges (unaudited) (7)	3.4	x	3.3	x	3.5	x	3.0	x	4.4	x

Operating Data (unaudited):
Monday to Friday paid circulation (8)	841,000		890,500		904,700		920,900		925,300
Saturday paid circulation (8)	827,600		891,700		909,800		921,100		929,200
Sunday paid circulation (8)	836,200		986,800		1,022,900		1,041,000		1,038,800
Paid daily publications (at year end)	17		17		17		17		17
Weekly publications (at year end)	149		164		166		171		167
Other publications (at year end)	19		20		24		23		22
Total publications (at year end)	185		201		207		211		206

	Year ended December 31,
	2009		2008		2007		2006		2005
	(in thousands, except operating income margin, ratio and operating data)
AMOUNTS UNDER U.S. GAAP
Statement of Income Data:
Revenues	$783,697		$905,385		$929,177		$928,176		$915,627
Operating expenses	624,857		724,418		719,328		719,733		694,081
Amortization	21,744		24,501		28,703		36,610		30,355
Financial expenses	34,227		41,717		46,396		44,636		38,242
(Gain) loss on valuation and translation of financial instruments	(591)		(22,748)		(6,590)		2,595		5,785
Restructuring of operations and impairment of assets (1)	25,983		26,466		9,882		17,033		—
Equity loss on investment in and impairment of equity investment in SUN TV	1,905		1,830		2,410		11,071		2,747
Gain on refinancing of long-term debt and disposition of business	—		—		—		—		(1,856)

Income before income taxes and non-controlling interest	75,572		109,201		129,048		96,498		146,273
Income taxes	17,536		14,755		18,901		(10,281)		(8,224)
Non-controlling interest	—		348		1,095		1,498		1,488
Net income	$58,036		$94,098		$109,052		$105,281		$153,009

Balance Sheet Data (at year end):
Cash and cash equivalents	$123,531		$—		$7,261		$3,865		$22,820
Total assets (2)	1,180,451		1,294,844		1,719,797		1,767,246		2,525,560
Long-term debt, excluding subordinated loans from Quebecor Media and convertible obligations issued to related companies(3)(4)(5)	247,915		291,012		225,063		472,088		447,388
Subordinated loans from Quebecor Media (3)(4)	212,000		261,500		237,500		—		—
Convertible obligations issued to related companies(3)(5)	—		199,750		569,750		589,375		1,282,300
Capital stock	321,928		272,428		272,428		261,801		301,801
Shareholder’s equity	382,060		297,286		320,331		291,779		317,306
Dividends	8,000		134,000		82,000		95,500		169,653

Other Financial Data (unaudited):
Operating income (6)	$158,840		$180,967		$209,849		$208,443		$221,546
Operating income margin (6)	20.3%		20.0%		22.6%		22.5%		24.2%
Ratio of earnings to fixed charges (7)	3.1	x	3.3	x	3.6	x	2.9	x	4.4	x

(1)

In 2009, the Company recorded charges of approximately $26.0 million for the restructuring of its operations, mainly related to the elimination of positions at several publications. These restructuring initiatives are described in further detail under “Item 5. Operating and Financial Review and Prospects” and in Note 4 to our audited consolidated financial statements included in “Item 17. Financial Statements” of this annual report.

(2)

Total assets include our investment in preferred shares of related companies. Our investment in these preferred shares of related companies was $ nil, $199.8 million, $569.8 million, $589.4 million and $1.28 billion as of December 31, 2009, 2008, 2007, 2006 and 2005, respectively. See Note 7 to our audited consolidated financial statements included in “Item 17. Financial Statements” of this annual report.

(3)

The Company believes that long-term debt, excluding subordinated loans from Quebecor Media and convertible obligations issued to related companies, is, from the perspective of a holder of our issued and outstanding Senior Notes, a meaningful measure of our long term debt because subordinated loans from Quebecor Media and convertible obligations issued to related companies are subordinated in right of payment to the prior payment in full of the Company’s senior indebtedness, including the Company’s Senior Notes. Furthermore, the subordinated loans from Quebecor Media are convertible by either the Company or Quebecor Media, in whole or in part at any time prior to maturity, into fully paid and non-assessable common shares of the Company. In addition, the proceeds of the Company’s convertible obligations issued to related companies were invested in retractable preferred shares of Quebecor Media as part of back-to-back transactions to reduce our income tax obligations. Consequently, the Company discloses long-term debt, excluding subordinated loans from Quebecor Media and convertible obligations issued to related companies, as a supplemental measure of the Company’s indebtedness in this annual report. Long-term debt, excluding subordinated loans from Quebecor Media and convertible obligations issued to related companies, is not intended to be, and should not be, regarded as an alternative to other financial reporting measures, and it should not be considered in isolation as a substitute for measures of liabilities prepared in accordance with Canadian GAAP or U.S. GAAP. Long-term debt, excluding subordinated loans from Quebecor Media and convertible obligations issued to related companies, is calculated from and reconciled to long-term debt as follows:

	At December 31,
	2009	2008	2007	2006	2005
	(Canadian dollars in millions) (unaudited)
AMOUNTS UNDER CANADIAN GAAP
Long-term debt	$460.9	$753.6	$1,032.4	$1,076.1	$1,748.6
Subordinated loans from Quebecor Media	(212.0)	(261.5)	(237.5)	—	—
Convertible obligations issued to related companies	—	(199.8)	(569.8)	(589.4)	(1,282.3)

Long-term debt, excluding subordinated loans from Quebecor Media and convertible obligations issued to related companies	$248.9	$292.3	$225.1	$486.7	$466.3

AMOUNTS UNDER U.S. GAAP
Long-term debt	$459.9	$752.3	$1,032.4	$1,061.5	$1,729.7
Subordinated loans from Quebecor Media	(212.0)	(261.5)	(237.5)	—	—
Convertible obligations issued to related companies	—	(199.8)	(569.8)	(589.4)	(1,282.3)

Long-term debt, excluding subordinated loans from Quebecor Media and convertible obligations issued to related companies	$247.9	$291.0	$225.1	$472.1	$447.4

(4)

For the years ended December 31, 2009, 2008 and 2007, the term “Subordinated loans from Quebecor Media” refers to the subordinated loan agreements we entered into with Quebecor Media commencing October 2007. See Note 7(c) to our consolidated financial statements included under “Item 17. Financial Statements” of this annual report. The subordinated loans from Quebecor Media have been excluded from our long-term debt because our subordinated loans from Quebecor Media are subordinated in right of payment to the prior payment in full of our senior indebtedness, including our Senior Notes. Furthermore, the subordinated loans from Quebecor Media are convertible by either the Company or Quebecor Media, in whole or in part at any time prior to maturity, into fully paid and non-assessable common shares of the Company.

(5)

For the years ended December 31, 2008, 2007, 2006 and 2005, the term “Convertible obligations issued to related companies” refers to the convertible obligations we issued to Quebecor Media, SUN TV and Quebecor Media Printing, as part of the back-to-back transactions we entered into to reduce our income tax obligations. The convertible obligations issued to related companies have been excluded from our long-term debt because our convertible obligations issued to related companies are subordinated in right of payment to the prior payment in full of our senior indebtedness, including our Senior Notes and the proceeds of our convertible obligations issued to related companies were invested in retractable preferred shares of those respective related parties.

(6)

In its analysis of operating results, the Company uses the supplemental financial measure operating income. The Company defines operating income as net income before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations and impairment of assets, equity loss on investment in and impairment of equity investment in SUN TV, gain on dispositions of publications, income taxes and non-controlling interest. Operating income, and ratios using this measure, are not required by or recognized under Canadian GAAP or U.S. GAAP. Operating income is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Operating income is used the Company because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Operating income has limitations as an analytical tool, including: it does not reflect financial expenses, including interest payments, or the cash required to pay interest and other financial expenses; it does not reflect income tax expense or the cash required to pay income taxes; although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures; it does not reflect the cash required to pay expenses relating to our restructuring initiatives; it does not reflect cash outlays for future contractual commitments; and it does not reflect impairments or equity losses, including our equity losses in and advances to SUN TV. It should be noted that the Company’s definition of operating income may not be identical to similarly titled measures reported by other companies, limiting the usefulness of operating income as a comparative measure. The Company’s operating income is calculated from and reconciled to net income as follows:

	At December 31,
	2009	2008	2007	2006	2005
	(Canadian dollars in millions) (unaudited)
AMOUNTS UNDER CANADIAN GAAP
Net income	$66.8	$92.9	$117.4	$106.8	$141.9
Amortization	21.7	24.4	28.6	36.5	30.3
Financial expenses	34.2	41.7	46.4	44.6	38.2
(Gain) loss on valuation and translation of financial instruments	(0.9)	(21.5)	(4.4)	1.7	4.1
Restructuring of operations and impairment of assets	26.0	26.5	9.9	17.0	—
Equity loss on investment in SUN TV	1.9	1.8	2.4	3.3	2.8
Impairment of equity investment in SUN TV	—	—	—	7.8	—
Income taxes	20.8	13.4	9.5	(10.1)	3.4
Non-controlling interest	—	0.4	1.1	1.5	1.5

Operating income as defined	$170.5	$179.6	$210.9	$209.1	$222.2

AMOUNTS UNDER U.S. GAAP
Net income	$58.0	$94.1	$109.1	$105.3	$153.0
Amortization	21.8	24.5	28.7	36.6	30.4
Financial expenses	34.2	41.7	46.4	44.6	38.2
(Gain) loss on valuation and translation of financial instruments	(0.6)	(22.7)	(6.6)	2.6	5.8
Restructuring of operations and impairment of assets	26.0	26.5	9.9	17.0	—
Equity loss on investment in SUN TV	1.9	1.8	2.4	3.3	2.8
Impairment of equity investment in SUN TV	—	—	—	7.8	—
Gain on disposal of publications	—	—	—	—	(1.9)
Income taxes	17.5	14.8	18.9	(10.3)	(8.2)
Non-controlling interest	—	0.3	1.1	1.5	1.5

Operating income as defined	$158.8	$181.0	$209.9	$208.4	$221.6

(7)

For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of net income before income taxes and non-controlling interest and fixed charges, and (ii) fixed charges consist of interest expensed and capitalized on long-term debt excluding convertible obligations issued to related companies, plus amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense.

(8)	Circulation figures represent the average daily paid circulation for the period indicated and include only the 17 paid daily newspapers that the Company publishes.

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

Risks Relating to Our Business and Industry

We face substantial competition for advertising. In addition, advertising spend is being affected by the deterioration in certain economic conditions in the past months as well as the continuing fragmentation of the media landscape.

Advertising revenue is our primary source of revenue. Our revenues and operating results depend on the relative strength of the economy in our principal newspaper markets as well as the strength or weakness of local, regional and national economic factors, since these economic factors affect the levels of retail, national and classified newspaper advertising revenue. Since a significant portion of our advertising revenue is derived from retail and automotive sector advertisers, the recent weakness in these sectors and in the real estate industry has had, and may continue to have, an adverse impact on our revenues and results of operations. Continuing or deepening softness in the Canadian or U.S. economy could further adversely affect key national advertising revenue.

In addition to the impact of economic cycles, the newspaper industry is seeing secular changes, including the growing availability of free access to media, shifting readership habits, digital transferability, the advent of real-time information and secular changes in the advertising market. As a result, competition in the advertising market comes not only from other newspapers (including other national, metropolitan (both paid and free) and suburban newspapers), magazines and more traditional media platforms, such as broadcasters, cable systems and networks, satellite television and radio, direct marketing and solo and shared mail programs, but also from digital media technologies, which have introduced a wide variety of media distribution platforms (including, most significantly, the Internet and distribution over wireless devices and e-readers) to consumers and advertisers. While we continue to pursue initiatives to offer value-added advertising solutions to our advertisers, such as the publication of e-editions of a number of Sun Media’s newspapers, we may not be successful in retaining our historical share of advertising revenues. The ability of our business to grow and succeed over the long-term depends on various factors, including our ability to attract advertisers to our online sites, which depends partly on our ability to generate online traffic and partly on the rate at which users click through on advertisements, which may be adversely affected by the development of new technologies to block the display of our advertisements. There can be no assurance that we will be successful in attracting online traffic or advertisers to our internet sites.

These factors could have a material adverse effect on our revenues, results of operations, financial condition, business and prospects. See also the risk factor “–We face substantial competition for readership. Our circulation levels may continue to decline as consumers migrate to other media alternatives, which could have a material adverse effect on our revenues, results of operations, financial condition, business and prospects”.

We face substantial competition for readership. Our circulation levels may continue to decline as consumers migrate to other media alternatives, which could have a material adverse effect on our revenues, results of operations, financial condition, business and prospects.

Revenue generation in the newspapers business depends in large part on advertising revenues, which are in turn driven by readership and circulation levels, as well as market demographics, price, service and advertiser results. Readership and circulation levels tend to be based upon the content of the newspaper, service, availability and price. In recent years, we, along with the newspaper industry as a whole, have experienced difficulty maintaining circulation volume and revenues because of, among other things, competition from other newspapers and other media platforms (often free to the user), such as the Internet and wireless devices, as well as the declining frequency of regular newspaper buying, particularly among young people, who increasingly rely on non-traditional media as a source of news. A prolonged decline in readership and circulation levels would have a material effect on the rate and volume of our advertising revenues (as rates reflect circulation and readership, among other factors), and it could also affect our ability to institute circulation price increases for our print products, all of which could have a material adverse effect on our results of operations, financial condition, business and prospects. To maintain our circulation base and online traffic, we may incur additional costs, and we can provide no assurance that we will be able to recover these costs through increased circulation and advertising revenues.

Our content may not attract a large or growing readership, which may limit our ability to generate advertising and circulation revenue.

A significant portion of our revenues is derived from advertising and circulation revenues. Advertising and circulation revenues are largely dependent upon audience acceptance or readership, which is in large part a function of the content and quality offered, and is influenced by factors such as increased competition from new media sources other than traditional newspapers (often free to users), quality and acceptance of other competing content in the marketplace, general economic conditions, shifting consumer preferences, public tastes generally and other intangible factors. These factors continue to evolve rapidly and many are beyond our control. If our ability to generate advertising revenue is limited, we may need to develop new or alternative revenue sources, and, to maintain our circulation base, we may incur additional costs, which costs we might not be able to recover through circulation and advertising revenues. There can be no assurance that we would be able to develop any such new revenue sources or maintain our circulation base, and any such limitation of our ability to generate revenue could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not successfully implement our business and operating strategies.

Our business and operating strategies include restructuring initiatives, increasing advertising and circulation revenues, expanding complementary products and services, reducing costs, achieving efficiencies through geographic clustering, consolidating certain business functions, and further integrating our newspaper operations with the operations of the Quebecor Media group of companies. For example, these initiatives have included the integration under a unified executive leadership of Sun Media’s operations and the Internet/Portal operations of Canoe (a wholly-owned subsidiary of Quebecor Media that is Sun Media’s affiliate but not a subsidiary of Sun Media or included in Sun Media’s consolidated financial statements), as well as the launch in the autumn of 2008 of e-editions of a number of our newspapers. In addition, subsequent to Quebecor Media’s acquisition of Osprey Media Publishing Inc. (“Osprey Media”), a significant community newspaper publishing company in Ontario, our management has developed and will continue to develop strong relationships between Osprey Media’s operations and Sun Media’s existing newspaper operations (although Osprey Media is not a subsidiary of Sun Media nor is it legally integrated or merged with Sun Media and is not included in Sun Media’s consolidated financial statements). We also continue to transition the printing of certain of Sun Media’s publications to two new Quebecor Media Printing facilities. In addition, Quebecor Media has recently launched the QMI News Agency, a provider of news and editorial content, through which Sun Media and QMI News Agency mutually share news and editorial content, as well as the Quebecor Media Network, a new flyer-printing and distribution subsidiary in Quebec which works closely with Sun Media to service its customer base.

The anticipated benefits of these integration strategies will depend in part upon whether these operations can be integrated in an efficient and effective manner. The integration of business organizations and operations requires the dedication of resources and management attention, and may interfere with Sun Media’s business or day-to-day operations. We may not be able to implement these strategies fully or realize their anticipated results without incurring significant costs or at all. In addition, our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, increased ongoing operating costs, regulatory developments, general or local economic conditions, increased competition and the other factors described in this “Risk Factors” section. While the centralization of certain business operations and processes has the advantage of standardizing our practices thus reducing costs and increasing our effectiveness, it also represents a risk in itself should a business solution implemented by a centralized office throughout the organization fail to produce the intended results. Moreover, since a significant portion of our printing is effected in two facilities, any significant disruption of operations at either of these printing facilities would impair our ability to publish certain of our most important publications, and, if any such disruption were extended, it could have a material adverse effect on our reputation, business and result of operations. Any material failure to implement our strategies could have a material adverse effect on our reputation, business, financial condition, prospects and results of operations and on our ability to meet our obligations, including our ability to service our indebtedness.

We may be adversely affected by variations in the cost of newsprint. In addition, our operations are labor intensive, resulting in a relatively high fixed-cost structure.

Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2009, Sun Media’s total newsprint consumption was approximately 128,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented 11.5% ($70.7 million) of our operating expenses for the year ended December 31, 2009. Changes in the price of newsprint could significantly affect our income, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our results of operations and our financial condition.

In order to obtain more favorable pricing, we source substantially all of our newsprint from a single newsprint producer, AbitibiBowater Inc. (“AbitibiBowater”). Pursuant to the terms of our agreement with AbitibiBowater, we obtain newsprint at a discount to market prices, receive additional volume rebates for purchases above certain thresholds, and benefits from a ceiling on the unit cost of newsprint. Our agreement with AbitibiBowater is a short-term agreement, and there can be no assurance that we will be able to renew this agreement or that AbitibiBowater will continue to supply newsprint to us on favorable terms or at all after the expiry of our agreement. Moreover, our newsprint producer AbitibiBowater voluntarily filed for protection from its creditors in Canada and the United States, meaning that our supply agreement could be repudiated by or on behalf of AbitibiBowater pursuant to Chapter 11 of the United States Bankruptcy Code in the United States and the Companies’ Creditors Arrangement Act in Canada (“CCAA”). If we are unable to continue to source newsprint from AbitibiBowater on favorable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could materially adversely affect our liquidity, results of operations and financial condition. We also rely on our newsprint producer for deliveries of newsprint. The availability of our newsprint supply, and therefore our operations, may be adversely affected by various factors, including labor disruptions affecting our newsprint producer, the repudiation of our contract or the cessation of operations by our newsprint producer AbitibiBowater.

In addition, since newspaper publishing is labor intensive and our operations are located across Canada, our business has a relatively high fixed cost structure. During periods of economic contraction, our revenue may decrease while certain costs remain fixed, resulting in decreased earnings.

We may be adversely affected by strikes and other labor protests.

As of December 31, 2009, approximately one-third of our employees are unionized. We are currently a party to 38 collective bargaining agreements. As of February 28, 2010, 18 of our collective bargaining agreements, representing 437, or 34%, of our unionized employees, have expired. Negotiations regarding these 18 collective bargaining agreements are either in progress or will be undertaken in 2010. Our 20 other collective bargaining agreements, representing approximately 850 unionized employees, are scheduled to expire on various dates through 2013. See also the risk factor “Item 6. Key Information – Directors, Senior Management and Employees – Employees” below.

We have in the past experienced labor disputes which have disrupted our operations, resulted in damage to our network or our equipment and impaired our growth and operating results. We currently have a labor dispute affecting the editorial, classified, sales support and business office staff of the Journal de Montréal.

We cannot predict the outcome of this work stoppage, although we currently anticipate that any prolonged work stoppage would have an adverse effect on operations at the newspaper, despite our current ability to continue its circulation. Nor can we predict the outcome of our other current or future negotiations relating to labor disputes, union representation or the renewal of our collective bargaining agreements, nor can we provide assurance that we will not experience work stoppages, strikes, property damage or other forms of labor protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and/or service interruption, which could adversely affect our business, assets, financial position, results of operations and reputation. Even if we do not experience strikes or other forms of labor protests, the outcome of labor negotiations could adversely affect our business and results of operations, including if current or future labor negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs is limited by the terms of our collective bargaining agreements.

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

Risks Relating to our Senior Notes and our Capital Structure

Our indebtedness and significant interest payment requirements could adversely affect our financial condition and prevent us from fulfilling our obligations, including our obligations under our Senior Notes.

We currently have a substantial amount of debt. As of December 31, 2009, we had $248.9 million of long-term debt, excluding subordinated loans from Quebecor Media and convertible obligations issued to related parties (see “Item 7. Major Shareholders and Related Party Transactions – Certain Relationships and Related Party Transactions”). Our indebtedness and interest payment obligations could have significant consequences, including the following:

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

We may need to refinance certain of our indebtedness. Our inability to do so on favorable terms, or at all, could have a material adverse effect on us.

We may need to refinance certain of our existing debt instruments at their term. Our ability to obtain additional financing to repay our existing debt at maturity will depend upon a number of factors, including prevailing market conditions and our operating performance. The tightening of credit availability and the well-publicized challenges affecting global capital markets could also limit our ability to refinance our existing maturities. There can be no assurance that any such financing will be available to us on favorable terms or at all. See also the risk factor “— The volatility and disruptions in the capital and credit markets could adversely affect our business, including affecting the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they come due” below.

The volatility and disruptions in the capital and credit markets could adversely affect our business, including affecting the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they come due.

The capital and credit markets have experienced significant volatility and disruption over the last two years, resulting in periods of extreme upward pressure on the cost of new debt capital and severe restrictions in credit availability for many companies. The disruptions in the capital and credit markets have also resulted in higher interest rates on issuances of debt securities and increased costs under credit facilities. Continuation of these disruptions could increase our interest expense, adversely affecting our results of operations and financial position.

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

Longer term volatility and continued disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect our access to the liquidity needed for our business in the longer term. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Continued market disruptions and broader economic challenges may lead to lower demand for certain of our products. Events such as these adversely impact our results of operations, cash flows and financial position. See also the risk factor “— We face substantial competition for advertising. In addition, advertising spend is being affected by the deterioration in certain economic conditions as well as the continuing fragmentation of the media landscape” above.

A substantial portion of our long-term debt is tied to variable interest rates.

As of December 31, 2009, and after taking into account related derivative instruments to which we are party, approximately 89.0% of our long-term debt, excluding subordinated loans from Quebecor Media and convertible obligations issued to related companies, is tied to variable interest rates. Interest rates are currently at relatively low levels, and an increase in interest rates would increase our debt service requirements and could have an adverse impact on our liquidity and financial results. Sun Media may from time to time modify its exposure to variable interest rates through the use of financial instruments.

We may not be able to finance an offer to purchase our Senior Notes following a change of control as required by the indenture governing our Senior Notes because we may not have sufficient funds at the time of the change of control or our credit facilities may not allow the repurchases.

If we experience a change of control, as that term is defined in the indenture governing our Senior Notes, or if we dispose of significant assets under specified circumstances, we may be required to make an offer to repurchase all of our Senior Notes prior to maturity. We can provide no assurance that we will have sufficient funds or be able to arrange for additional financing to repurchase our Senior Notes following such change of control or asset sale. There is no sinking fund with respect to our Senior Notes.

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

Most of our revenues and expenses, other than interest expenses and principal repayments on U.S. dollar-denominated debt, are denominated in Canadian dollars. A substantial portion of our indebtedness is denominated in U.S. dollars, and interest, principal and any premium on our indebtedness, including our outstanding Senior Notes, will have to be paid in U.S. dollars. As a result, we are exposed to foreign currency exchange risk. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign exchange gains or losses. Although we have entered into transactions to hedge the exchange rate risk with respect to 100% of our U.S. dollar-denominated debt outstanding at December 31, 2009, these hedging transactions could, in certain circumstances, prove economically ineffective and may in the future not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions.

In addition, certain cross-currency interest rate swaps that we have entered into, and may in the future enter into, include an option that allows each party to unwind the transaction on a specific date at the then-fair value.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount Sun Media would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2009, the net aggregate fair value of our derivative financial instruments and other financial instruments was negative $321.0 million. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this Annual Report.

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

We are subject to a variety of environmental laws and regulations. Substantially all of our facilities are subject to federal, provincial, state and municipal laws concerning, among other things, emissions to the air, water and sewer discharge, the handling and disposal of hazardous materials and waste, recycling, the soil remediation of contaminated sites, or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things regulate employee exposure to hazardous substances in the workplace, also govern our operations. Failure to comply with present or future laws or regulations could result in substantial liability to us. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. We have monitored these changes closely and have modified our practices where necessary or appropriate. Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, including uses related to historic publishing operations, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. We are not currently conducting or planning any material study or remedial measure, and none has been required by regulatory authorities. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination. See also “Item 4. Information on the Company – Regulation”.

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

While we have concluded that our internal control over financial reporting was effective as of December 31, 2009, we cannot be certain that, when our auditors are required to perform an audit of our internal control over financial reporting, they will deliver their report without identifying areas for further attention or improvement, including material weaknesses.

We will adopt new accounting standards in 2011, and this adoption may have a material impact on our consolidated financial statements.

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). For our 2011 interim and annual financial statements, we will be required to report under IFRS and to provide IFRS comparative information for the 2010 fiscal year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. In order to prepare for the transition to IFRS, we have established an IFRS implementation team which includes senior levels of management from all relevant departments, and have engaged an external expert advisor.

We have developed implementation solutions for most of the important topics and are continuing to execute our project implementation strategy. We have also assessed the exemptions from full retrospective application available under the transitional provisions. Management is in the process of quantifying the expected material differences on transition between IFRS and the current accounting treatment under Canadian GAAP and is preparing for parallel recording of financial information in accordance with IFRS beginning in 2010. Comprehensive training has been provided to key employees and further investment in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS. We continue to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS. At this time, the impact of this changeover on our future financial position and results of operations is not yet determinable.

The adoption will result in changes to our reported financial position and results of operations, and these changes may be material. Moreover, the restatement of our 2010 financial statements for comparative purposes may be significant. In addition, IFRS could have an effect on the computation of our debt covenants and of certain other contractual obligations. In particular, although the adoption IFRS will not change our actual cash flows, our covenants linked to financial ratios may be affected by the adoption of IFRS in ways that are difficult to predict at this time. See also “Item 5. Operating and Financial Review and Prospects – Recent Accounting Developments – Recent Accounting Developments in Canada” for a discussion of certain differences between IFRS and Canadian GAAP with respect to recognition, measurement, presentation and disclosure of financial information in respect of our consolidated financial statements.

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

In addition, the market for non-investment grade debt has historically been subject to disruptions that caused volatility in prices. It is possible that the market for our Senior Notes will be subject to disruptions. Any such disruptions may have a negative effect on a holder’s ability to sell our Senior Notes regardless of our prospects and financial performance.

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

The rights of the trustee who represents the holders of our Senior Notes to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the CCAA contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place.

The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the CCAA have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under our outstanding notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustee could exercise its rights under the indenture governing our outstanding notes or whether and to what extent holders of the notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the trustee.

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

To the extent a court voids a guarantee as a fraudulent transfer, preference or conveyance or holds it unenforceable for any other reason, holders of notes would cease to have any direct claim against the guarantor that delivered a guarantee. If a court were to take this action, the guarantor’s assets would be applied first to satisfy the guarantor’s liabilities, including trade payables and preferred stock claims, if any, before any portion of its assets could be distributed to us to be applied to the payment of the Senior Notes. We can provide no assurance that a guarantor’s remaining assets would be sufficient to satisfy the claims of the holders of our Senior Notes relating to any voided portions of the guarantees.

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

Quebecor Media and certain of its subsidiaries have also entered into certain transactions with us to consolidate tax losses within the Quebecor Media group and Quebecor Inc. As a result of these transactions, we recognize significant income tax benefits. Quebecor Media may unwind these transactions at any time at its discretion, eliminating our ability to reduce our income tax obligations. See “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Liquidity and capital resource requirements – Purchase and/or sale of preferred shares of related companies and issuance and/or redemption of convertible obligations issued to related companies; and Purchase and/or sale of subordinated loans to related companies and issuance/redemption of Class C Preferred Shares, Series 1 of the Company to related companies”.

Item 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Sun Media Corporation. Our principal executive office is located at 333 King Street East, Toronto, Ontario, Canada M5A 3X5, and our telephone number is (416) 947-2222. Our registered office is located at 2200-1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9.

We are a corporation resulting from the amalgamation under the Canada Business Corporations Act on February 28, 1999 of 2944707 Canada Inc., which was incorporated on August 11, 1993, and Sun Media, which was continued from Ontario into the federal jurisdiction on February 12, 1999. We received certification and were continued from the federal jurisdiction into the jurisdiction of the province of British Columbia on July 3, 2001. We are an indirect, wholly-owned subsidiary of Quebecor Media. We conduct our business operations primarily through our operating divisions within Sun Media.

On December 27, 2008, our two significant subsidiaries, Bowes Publishers Limited and Sun Media (Toronto) Corporation, were amalgamated with their parent company, Sun Media. In addition, also on December 27, 2008, Le Courrier du Sud (1998) inc. was wound-up into Sun Media’s Community Newspaper group. Following these reorganization transactions, Sun Media no longer had any significant subsidiaries.

Our agent for service of process in the United States in respect of our 7 5/8% Senior Notes due 2013 is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

Since December 31, 2006, we have completed the following business acquisitions through our direct and indirect subsidiaries, including, the following:

•	In November 2006, Sun Media launched the 24 Hours commuter daily in Ottawa. In addition, in February 2007, Sun Media launched two new commuter papers in Alberta, one in Calgary and one in Edmonton.

•

During the third quarter of 2007, Sun Media acquired the remaining 50.0% non-controlling interest in Vancouver 24 Hours for net cash consideration of $4.5 million. In addition, during the third quarter of 2007, Sun Media increased its interest in Le Courrier du Sud (1998) inc. from 50.00% to 75.01% for cash consideration of $7.9 million.

•	In July 2008, Sun Media acquired the remaining 24.99% shares of Le Courrier du Sud (1998) inc. for cash consideration of $7.2 million.

Business Overview

Sun Media publishes Canada’s largest national chain of tabloids and community newspapers. With a 19.2% market share, Sun Media is also the second largest newspaper publisher in Canada in terms of weekly paid circulation, according to statistics published by the Canadian Newspaper Association, or “CNA” for the average of the six months ended March 31, 2008 and September 31, 2008, which is the most recent available data. Sun Media publishes 185 publications across Canada, both in urban markets, including nine of the top ten urban markets in Canada, and in community markets. We publish 17 paid daily newspapers, and according to the NADbank® Study referred to below in section “– Our Newspaper Operations – The Urban Daily Group – Paid daily newspapers” of this annual report, each of Sun Media’s eight urban daily newspapers ranks either first or second in its market in terms of weekly readership. Sun Media also publishes 162 weekly newspapers, shopping guides, and agricultural and other specialty publications, as well as six free daily commuter publications: 24 Hours in Toronto, Vancouver, Ottawa, Calgary and Edmonton and 24 Heures in Montréal. As of December 31, 2009, the combined weekly paid circulation of our daily newspapers was approximately 5.8 million copies, and the combined weekly circulation of our free dailies was approximately 3.4 million copies, according to internal statistics. Sun Media also owns a 25.0% interest in SUN TV, a general interest television station in Toronto, Ontario. During the second quarter of 2009, as part of a corporate reorganization initiated by Quebecor Media, TVA Group Inc. (“TVA Group”) entered into an agreement with the Company under which TVA Group has committed to become the sole owner of SUN TV’s licence and assets in the future. On December 1, 2009, the Canadian Radio-television and Telecommunications Commission (the “CRTC”) approved the transfer of SUN TV’s broadcast license to TVA Group. The transaction is subject to the satisfaction of certain conditions, which currently remain pending.

We also provide a range of distribution services through our distribution business, Messageries Dynamiques.

Furthermore, we provide a range of commercial printing and other related services to third parties through a national network of production and printing facilities and distribute newspapers and magazines for other publishers across Canada. In September and October 2009, we entered into joint distribution agreements with Canwest Publishing Inc. (“Canwest”) and the National Post Company. Under these agreements, each party assumes the home delivery and single copy delivery functions for some of the other party’s publications in the respective markets of those publications. These distribution agreements will allow the companies to leverage their existing carrier forces and improve operating income.

For the year ended December 31, 2009, we generated revenues of $783.7 million and operating income of $170.5 million. For this same period, we derived 74.6% of our revenues from advertising, 18.2% from circulation, and 7.2% from commercial printing and other revenues. For the year ended December 31, 2008, we generated revenues of $905.4 million and operating income of $179.6 million. For this same period, we derived 78.7% of our revenues from advertising, 16.0% from circulation, and 5.3% from commercial printing and other revenues.

Canadian Newspaper Publishing Industry Overview

Newspaper publishing is the oldest segment of the advertising-based media industry in Canada. The industry is mature and is dominated by a small number of major newspaper publishers largely segmented in different markets and geographic areas, of which we are the second largest with a combined average weekly circulation (paid and unpaid) of approximately 12.4 million copies, according to internal statistics. According to the CNA’s circulation data for the average of the six months ended March 31, 2008 and September 31, 2008 (the “CNA’s Circulation Data”), the most recent data available, our 19.2% market share of paid weekly circulation for Canadian daily newspapers is exceeded only by CanWest Media Inc., with a 30.3% market share, and is followed by Torstar Corporation (11.9%), Power Corporation (11.0%), CTV Globemedia Inc. (7.1%), and our sister company Osprey Media (5.4%).

According to the CNA, there are approximately 98 paid circulation daily newspapers, numerous paid non-daily publications and free-distribution daily and non-daily publications. Of the 98 paid circulation daily newspapers, 24 have average weekday circulation in excess of 50,000 copies. These include 18 English language metropolitan newspapers, four French language daily newspapers and two national daily newspapers. In addition to daily newspapers, both paid and unpaid non-daily newspapers are distributed nationally and locally across Canada. Newspaper companies may also produce and distribute niche publications that target specific readers with customized editorial content and advertising. The newspaper market consists primarily of two segments, broadsheet and tabloid newspapers, which vary in format. With the exception of the broadsheet the London Free Press, all of Sun Media’s urban paid daily newspapers are tabloids.

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

Advertising and Circulation

Advertising revenue is our largest source of revenue and represented 74.6% of our total revenues in 2009. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. Our strategy is to maximize advertising revenue by providing advertisers with a range of pricing and marketing alternatives to better enable them to reach their target audience. Our newspapers offer a variety of advertising alternatives, including full-run advertisements in regular sections of the newspaper targeted to different readers (including automotive, real estate and travel), geographically targeted inserts, special interest pullout sections and advertising supplements.

Sun Media’s principal categories of advertising revenues are classified, retail and national advertising. Classified advertising has traditionally accounted for the largest share of our advertising revenues in our urban daily newspapers (43.8% in the year ended December 31, 2009) followed by retail advertising (35.0% in the same period) and national advertising (17.9% in the same period). Classified advertising is made up of four principal sectors: automotive, private party, recruitment and real estate. Automotive advertising is the largest classified advertising category, representing about 52.3% of all of our classified advertising in terms of revenue for the year ended December 31, 2009. Retail advertising is display advertising principally placed by local businesses and organizations. Most of our retail advertisers are department stores, electronics stores and furniture stores. National advertising is display advertising primarily from advertisers promoting products or services on a national basis. Our national advertisers are principally in the retail automotive sector.

In the smaller community papers, substantially all of our advertising revenues are derived from local retailers and classified advertisers. These newspapers publish advertising supplements with specialized themes such as agriculture, tourism, home improvement and gardening to encourage advertisers to purchase additional linage in these special editions.

We believe our advertising revenues are diversified not only by category (classified, retail and national), but also by customer and geography. For the year ended December 31, 2009, our top ten national advertisers accounted for approximately 7.1% of the total advertising revenue and approximately 5.3% of our total revenue. In addition, because we sell advertising in numerous regional markets in Canada, the impact of a decline in any one market can be offset by strength in other markets.

Circulation sales are our second-largest source of revenue and represented 18.2% of total revenues in 2009. In the large urban markets, newspapers are available through newspaper boxes and retail outlets Monday through Sunday, except London Free Press, which discontinued on December 21, 2008 the publication of the Sunday edition of its newspaper. We offer daily home delivery in each of our newspaper markets. We derive our circulation revenues from single copy sales and subscription sales. Our strategy is to increase circulation revenue by adding newspaper boxes and point-of-sale locations, as well as expanding home delivery. In order to increase readership, we are targeting editorial content to identified groups through the introduction of niche products, and in recent years we have launched e-editions of a number of our newspapers.

In order to respond to the ongoing transformation of the newspaper industry, which has affected advertising revenues and circulation levels in recent years, and to make adjustments in respect of the deterioration of economic conditions that have affected many of our advertisers in the past months (such as in the automotive sector), we are undertaking initiatives to leverage synergies and convergence with our affiliates in the Quebecor Media group. These initiatives include the integration under a unified executive leadership of Sun Media’s operations and the Internet/Portal operations of Canoe (a wholly-owned subsidiary of Quebecor Media that is Sun Media’s affiliate but not a subsidiary of Sun Media or included in Sun Media’s consolidated financial statements), as well as the launch of e-editions of a number of our newspapers. This latter initiative provides our advertisers with added-value and exposure on the Internet platform, which we hope will allow us to retain and secure certain advertising revenues. Furthermore, we have transferred the printing of several of our publications to two state-of-the-art facilities owned by Quebecor Media Printing (a wholly-owned subsidiary of Quebecor Media that is Sun Media’s affiliate but not a subsidiary of Sun Media or included in Sun Media’s consolidated financial statements), the sharing of editorial content with QMI News Agency (a division of Quebecor Media that is Sun Media’s affiliate but not a subsidiary of Sun Media or included in Sun Media’s consolidated financial statements).

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

Through its wholly-owned subsidiary Quebecor Media Printing, our parent company, Quebecor Media, operates two printing state-of-the-art facilities located in Islington, Ontario, and Mirabel, Quebec. 24 Hours in Toronto, the Toronto Sun, and a number of Ontario community publications are printed in Islington, Ontario. The Journal de Montréal and 24 Heures (Montréal), as well as a number of our Quebec community publications are printed in Mirabel, Quebec.

The Urban Daily Group

Our Urban Daily Group is comprised of eight paid daily newspapers, six free daily commuter publications and three free weekly publications.

Paid daily newspapers

The paid daily newspapers are published seven days a week and are all tabloids with the exception of the broadsheet the London Free Press which, in addition, is no longer published on Sundays. These are mass circulation newspapers that provide succinct and complete news coverage with an emphasis on local news, sports and entertainment. The tabloid format makes extensive use of color, photographs and graphics. Each newspaper contains inserts that feature subjects of interest such as fashion, lifestyle and special sections. In addition, our Urban Daily Group includes a distribution business, Messageries Dynamiques.

As of December 31, 2009, on a combined weekly basis the eight paid daily newspapers in our Urban Daily Group have a circulation of approximately 5.6 million copies, according to internal statistics. These newspapers hold either the number one or number two position in each of their respective markets in terms of weekly readership.

Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper and is measured by an independent survey conducted by NADbank Inc. According to the NADbank® 2008 Study (the “NADbank® Study”), the most recent available survey, readership estimates are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank Inc. who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.

The following table lists our paid daily newspapers and their respective readership in 2008 as well as their market position by weekly readership during that period:

	2008 AVERAGE READERSHIP				MARKET POSITION
NEWSPAPER	SATURDAY	SUNDAY		MON-FRI	BY READERSHIP(1)

Journal de Montréal	604,600	376,200		578,800	1
Journal de Québec	166,100	119,700		167,400	1
Toronto Sun	510,600	686,900		666,600	2
London Free Press	170,700	111,600	(2)	167,000	1
Ottawa Sun	72,700	73,700		119,200	2
Winnipeg Sun	88,300	87,000		109,600	2
Edmonton Sun	131,800	153,600		149,600	2
Calgary Sun	126,000	163,300		161,000	2

Total Average Readership	1,870,800	1,772,000		2,119,200

(1)	Based on paid weekly readership data published by the NADbank® Study.
(2)	The Sunday edition of the London Free Press was discontinued after December 21, 2008.

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

The following table presents the average daily circulation of the Journal de Montréal for the periods indicated:

	Year ended December 31,
	2009	2008	2007
Journal de Montréal
Saturday	274,700	302,500	303,700
Sunday	247,900	257,600	260,600
Monday to Friday	250,300	260,700	262,900

Source: Internal Statistics

Journal de Québec. The Journal de Québec is published seven days a week and is distributed by Messageries Dynamiques. The Journal de Québec is the number one newspaper in its market in terms of weekly readership according to the NADbank® Study. The main competitor of the Journal de Québec is Le Soleil.

The following table presents the average daily paid circulation of the Journal de Québec for the periods indicated:

	Year ended December 31,
	2009	2008	2007
Journal de Québec
Saturday	111,500	124,300	125,200
Sunday	98,200	104,100	107,000
Monday to Friday	97,200	103,100	104,300

Source: Internal Statistics

Toronto Sun. The Toronto Sun is published seven days a week throughout the greater metropolitan Toronto area. The Toronto Sun is the number two non-national daily newspaper in its market in terms of weekly readership according to the NADbank® Study.

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

The following table presents the average daily circulation of the Toronto Sun for the periods indicated:

	Year ended December 31,
	2009	2008	2007
Toronto Sun
Saturday	145,700	159,200	160,800
Sunday	266,400	322,300	332,500
Monday to Friday	171,400	187,200	188,900

Source: Internal Statistics

London Free Press. The London Free Press, one of Canada’s oldest daily newspapers, emphasizes national and local news, sports and entertainment and is distributed throughout the London area. It is the only local daily newspaper in its market and is published six days a week, Monday through Saturday. On December 21, 2008, the London Free Press discontinued the publication of the Sunday edition of its newspaper.

The following table reflects the average daily circulation of the London Free Press for the periods indicated:

	Year ended December 31,
	2009	2008	2007
London Free Press
Saturday	87,000	92,000	96,400
Monday to Friday	74,900	79,100	81,600

Source: Internal Statistics

The London Free Press also publishes the London Pennysaver, a free weekly community shopping guide with circulation of approximately 148,900 as of December 31, 2009, according to internal statistics.

Ottawa Sun. The Ottawa Sun is published seven days a week and is distributed throughout the Ottawa region. The Ottawa Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study. It competes daily with the English language broadsheet, the Ottawa Citizen, and also with the French language paper, Le Droit.

The following table reflects the average daily paid circulation of the Ottawa Sun for the periods indicated:

	Year ended December 31,
	2009	2008	2007
Ottawa Sun
Saturday	39,000	40,700	42,900
Sunday	42,900	45,500	49,700
Monday to Friday	46,600	48,400	49,800

Source: Internal Statistics

The Ottawa Sun also publishes the Ottawa Pennysaver, a free weekly community shopping guide with circulation of approximately 168,700 as of December 31, 2009, according to internal statistics.

Winnipeg Sun. The Winnipeg Sun is published seven days a week and serves the metropolitan Winnipeg area. The Winnipeg Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study, and it competes with the Winnipeg Free Press.

The following table reflects the average daily circulation of the Winnipeg Sun for the periods indicated:

	Year ended December 31,
	2009	2008	2007
Winnipeg Sun
Saturday	48,500	37,000	38,000
Sunday	45,500	44,300	46,000
Monday to Friday	50,000	38,500	39,000

Source: Internal Statistics

Edmonton Sun. The Edmonton Sun is published seven days a week and is distributed throughout Edmonton. The Edmonton Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study, and it competes with Edmonton’s broadsheet daily, the Edmonton Journal.

The following table presents the average daily circulation of the Edmonton Sun for the periods indicated:

	Year ended December 31,
	2009	2008	2007
Edmonton Sun
Saturday	50,500	58,000	59,100
Sunday	67,300	77,800	83,100
Monday to Friday	56,200	62,300	63,900

Source: Internal Statistics

Calgary Sun. The Calgary Sun is published seven days a week and is distributed throughout Calgary. The Calgary Sun is the number two newspaper in its market in terms of weekly readership according to the NADbank® Study, and it competes with Calgary’s broadsheet daily, the Calgary Herald.

The following table presents the average daily circulation of the Calgary Sun for the periods indicated:

	Year ended December 31,
	2009	2008	2007
Calgary Sun
Saturday	48,300	51,600	55,400
Sunday	67,900	74,900	82,100
Monday to Friday	47,300	55,700	57,000

Source: Internal Statistics

Free daily newspapers

Sun Media publishes free daily commuter publications in six urban markets including Toronto, Montreal, Vancouver, Ottawa, Calgary, and Edmonton. The editorial content of these free daily commuter publications concentrates on the greater metropolitan area of each of these cities, respectively.

The following table reflects the average weekday circulation of our free daily commuter publications:

	Year ended December 31,
FREE DAILY COMMUTER PUBLICATIONS	2009	2008	2007
24 Hours – Toronto	296,900	266,300	257,000
24 Heures – Montreal	148,600	145,000	144,900
24 Hours – Vancouver	120,700	138,900	137,100
24 Hours – Calgary	40,300	46,600	49,600
24 Hours – Edmonton	36,100	45,500	47,600
24 Hours – Ottawa	32,800	50,700	33,500

Source: Internal Statistics

Competition

The newspaper industry is seeing secular changes, including the growing availability of free access to media, shifting readership habits, digital transferability, the advent of real-time information and secular changes in the advertising market, all of which affect the nature of competition in the newspaper industry. Competition increasingly comes not only from other newspapers (including other national, metropolitan (both paid and free) and suburban newspapers), magazines and more traditional media platforms, such as broadcasters, cable systems and networks, satellite television and radio, direct marketing and solo and shared mail programs, but also from digital media technologies, which have introduced a wide variety of media distribution platforms (including, most significantly, the Internet, digital readers (e-readers) and distribution over wireless devices) to consumers and advertisers.

The rate of development of opportunities in, and competition from, these digital media services, including those related to the Internet, is increasing. Through internal development programs, joint initiatives among Quebecor Media and its subsidiaries, and acquisitions, Sun Media’s efforts to explore new opportunities in news, information and communications businesses have expanded and will continue to do so. For instance, we have launched e-editions of a number of Sun Media’s newspapers, we have integrated Sun Media’s operations and the Internet/Portal operations of Canoe under a unified executive leadership, we have transferred the printing of several of our publications to two state-of-the-art facilities owned by Quebecor Media Printing, and we are sharing editorial content with QMI News Agency.

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

The Toronto Sun is the fourth largest non-national daily newspaper in Canada in terms of circulation. The Toronto newspaper market is very competitive. The Toronto Sun competes with one other major daily newspaper and to a lesser extent with two national papers. There are also two free daily newspapers in Toronto: 24 Hours, which is owned by Sun Media, and Metro. As a tabloid newspaper, the Toronto Sun offers readers and advertisers an alternative format to the broadsheet format of other newspapers in the greater Toronto market.

Each of our dailies in Edmonton, Calgary, Winnipeg and Ottawa competes against a broadsheet newspaper and has established a number two position in its respective market.

We believe that the high cost associated with starting a major daily newspaper operation represents a barrier to entry to potential new competitors of our Urban Daily Group.

The Community Newspaper Group

In total, the Community Newspaper Group consists of nine paid daily community newspapers, 146 community weekly newspapers and shopping guides, and 13 agricultural and other specialty publications.

The total average weekly circulation of the publications in our Community Newspaper Group for the year ended December 31, 2009 was approximately 2.5 million free copies and approximately 0.5 million paid copies, according to internal statistics. The table below sets forth the average daily paid circulation and geographic location of the daily newspapers published by our Community Newspaper Group for the year ended December 31, 2009:

NEWSPAPER (1)	LOCATION	AVERAGE DAILY PAID CIRCULATION

Recorder and Times	Brockville, Ontario	9,700
Beacon Herald	Stratford, Ontario	8,300
Daily Herald Tribune	Grande Prairie, Alberta	6,300
Simcoe Reformer	Simcoe, Ontario	5,800
Sentinel-Review	Woodstock, Ontario	5,400
St. Thomas Time-Journal	St. Thomas, Ontario	4,300
Miner & News	Kenora, Ontario	2,900
Fort McMurray Today	Fort McMurray, Alberta	2,100
The Daily Graphic	Portage La Prairie, Manitoba	2,100

Total Average Daily Paid Circulation		46,900

Source: Internal Statistics

(1)	The listed newspapers are published at least five days per week, except for the Simcoe Reformer, Miner & News, and The Daily Graphic, which are published four days per week.

The non-daily newspapers and shopping guides of the Community Newspaper Group are distributed throughout Canada. The number of non-daily publications on a regional basis is as follows:

Province	Number of Publications
Quebec	46
Ontario	46
Alberta	37
Manitoba	12
Saskatchewan	4
New Brunswick	1

Total Publications	146

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

Other Operations

Commercial Printing and Distribution

Sun Media’s national network of production and printing facilities enables it to provide printing services for web press (coldset and heatset) and sheetfed products, and graphic design for print and electronic media. Web presses utilize rolls of newsprint, whereas sheetfed presses use individual sheets of paper. Heatset web presses, which involve a more complex process than coldset web presses, are generally associated with printing on glossy paper. We own 17 web press and four sheetfed press operations located throughout Canada. These operations provide commercial printing services for both our internal printing needs and for third parties. Our printing facilities include nine printing facilities for the daily publications, and ten other printing facilities operated by the Community Newspaper Group in five provinces.

We also offer third party commercial printing services, which provides us with an additional revenue source that leverages existing equipment with excess capacity. In our third party commercial printing operations, we compete with other newspaper publishing companies as well as with commercial printers. Our competitive strengths in this area include our modern equipment, our status in some of our markets as the only local provider of commercial printing services and our ability to price projects on a variable cost basis, as our core newspaper business covers overhead expenses.

The Urban Daily Group includes the distribution business of Messageries Dynamiques, which distributes dailies, weeklies, magazines and other electronic and print media and, as of December 31, 2009, reaches approximately 200,000 households and 14,000 retail outlets through its operations in Quebec. Also, in September and October 2009, Sun Media entered into joint distribution agreements with Canwest and the National Post Company. Under these agreements, each party will assume the home delivery and single copy delivery functions for some of the other party’s publications in the respective markets of those publications. These distribution agreements will allow the companies to leverage their existing carrier forces and improve operating income.

Television Station

Sun Media currently owns a 25.0% interest in SUN TV, a television station in Toronto, Canada. TVA Group, also a subsidiary of Quebecor Media, owns the remaining 75.0% of SUN TV. During the second quarter of 2009, as part of a corporate reorganization initiated by Quebecor Media, TVA Group entered into an agreement with the Company under which TVA Group has committed to become the sole owner of SUN TV’s licence and assets in the future, subject to certain conditions. On December 1, 2009, the CRTC approved the transfer of SUN TV’s broadcast license to TVA Group. The transaction is subject to the satisfaction of certain conditions, which currently remain pending.

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

Our newspaper business is cyclical in nature. Our operating results are sensitive to prevailing local, regional and national economic conditions because of our dependence on advertising sales for a substantial portion of our revenue. Expenditures by advertisers tend to be cyclical reflecting overall economic conditions, as well as budgeting and buying patterns and priorities. In addition, a substantial portion of our advertising revenue is derived from retail and automotive advertisers, who have historically been sensitive to general economic cycles, and our operating results have in the past been materially adversely affected by extended downturns in the Canadian retail and automotive sectors. Similarly, since a substantial portion of our advertising revenue is derived from local advertisers, our operating results in individual markets could be adversely affected by local or regional economic downturns.

Raw Materials

Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. During 2009, Sun Media’s total newsprint consumption was approximately 128,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented 11.5% ($70.7 million) of our operating expenses for the year ended December 31, 2009. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our results of operations and our financial condition. Sun Media manages the effects of newsprint price increases through a combination of, among other things, waste management, technology improvements, web width reduction, inventory management, and by controlling the mix of editorial versus advertising content.

In order to obtain more favorable pricing, we source substantially all of our newsprint from a single newsprint producer, AbitibiBowater. Pursuant to the terms of our agreement with AbitibiBowater, we obtain newsprint at a discount to market prices, receive additional volume rebates for purchases above certain thresholds, and benefit from a ceiling on the unit cost of newsprint. Our agreement with AbitibiBowater is a short-term agreement, and there can be no assurance that we will be able to renew this agreement or that AbitibiBowater will continue to supply newsprint to us on favorable terms or at all after the expiry of our agreement. Moreover, our newsprint producer AbitibiBowater voluntarily filed for protection from its creditors in Canada and the United States, meaning that our supply agreement could be repudiated by or on behalf of AbitibiBowater pursuant to Chapter 11 of the United States Bankruptcy Code in the United States and the CCAA. If we are unable to continue to source newsprint from AbitibiBowater on favorable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could materially adversely affect our liquidity, results of operations and financial condition. For additional information see “Key Information — Risk Factors — Risks Relating to Our Business and Industry— We may be adversely affected by variations in the cost of newsprint. In addition, our operations are labor intensive, resulting in a relatively high fixed-cost structure.”

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

Regulation

Newspapers

Federal and provincial laws do not directly regulate the publication of newspapers in Canada. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Income Tax Act (Canada), which limits the deductibility by Canadian taxpayers of advertising expenditures that are made in a newspaper other than a “Canadian issue of a Canadian newspaper”. For any given publication to qualify as a Canadian issue of a Canadian newspaper, the entity that publishes it, if publicly traded on a prescribed stock exchange in Canada, must ultimately be controlled, in law and in fact, by Canadian citizens and, if a private company, must be at least 75% owned, in vote and in value, and controlled in fact by Canadians. In addition, the publication must, with limited exceptions, be printed and published in Canada and edited in Canada by individuals resident in Canada. All of our newspapers qualify as “Canadian issues of Canadian newspapers” and, as a result, our advertisers generally have the right to deduct their advertising expenditures with us for Canadian tax purposes.

Broadcasting Undertakings – “Diversity of Voices”

According to Broadcasting Public Notice CRTC 2008-4 issued on January 15, 2008, the CRTC has published a new policy on “Diversity of Voices” stating that, as a general rule, the CRTC will not approve applications for a change in the effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station and a local newspaper serving the same market. Where a person that controls a local radio station and a local television station acquires a local newspaper serving the same market, the Commission will, at the earliest opportunity, require the licensee to explain why, in light of this policy, its radio or television licence(s) should be renewed. For the purpose of that policy, “local market” is determined using the BBM/Nielsen definition of the local radio market, “local newspaper” is defined as a newspaper that is published at least five days per week with no less than 50% of its total circulation is within the relevant radio market and no less than 50% of its total circulation is paid. “Local radio station” means a commercial radio station licensed to operate in a market where the licensee is expected to provide local news and information and “local television station” means a commercial television station licensed to operate in a market where the licensee is expected to provide local news and information. However indirect, this constitutes a new limitation on ownership of Canadian newspapers.

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

Organizational Structure

The Company is a wholly-owned subsidiary of 3535991 Canada Inc., a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a 54.7% owned subsidiary of Quebecor Inc. The remaining 45.3% of Quebecor Media is owned by CDP Capital d’Amérique Investissements Inc., a subsidiary of the Caisse de dépôt et placement du Québec, one of Canada’s largest pension fund managers. The following chart illustrates the corporate structure of Sun Media as of December 31, 2009, including Sun Media’s main divisions, together with the jurisdiction of incorporation or organization of each entity.

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

Address	Use of Property	Press Capacity(1)	Floor Space Occupied (sq. ft.)

London, Ontario 369 York Street	Operations building, including printing plant - London Free Press	2 Headliner presses (12 units) and 1 Urbanite press (9 units)	147,600

Toronto, Ontario 333 King Street East	Operations building - Toronto Sun	N/A(2)	140,000

Calgary, Alberta 2615-12 Street NE	Operations building, including printing plant - Calgary Sun	1 Headliner press (7 units)	90,000

Montreal, Quebec 4545 Frontenac Street	Operations building - Journal de Montréal	N/A(3)	81,000

Address	Use of Property	Press Capacity(1)	Floor Space Occupied (sq. ft.)

Vanier, Quebec 450 Bechard Avenue	Operations building, including printing plant - Journal de Québec	2 Urbanite presses (24 units)	74,000

Winnipeg, Manitoba	Operations building, including printing plant - Winnipeg Sun	1 Urbanite press (12 units)	63,000

Edmonton, Alberta 9300-47 Street	Printing Plant - Edmonton Sun	1 Metro press (8 units)	50,700

Edmonton, Alberta 4990-92 Avenue	Operations building - Edmonton Sun (leased until December 2013)	N/A	45,200

Gloucester, Ontario 4080 Belgreen Drive	Printing plant - Ottawa Sun	1 Urbanite press (14 units)	23,000

Ottawa, Ontario 6 Antares Drive	Operations building - Ottawa Sun (leased until October 2013)	N/A	19,300

(1)	A “unit” is the critical component of a press that determines color and page count capacity. All presses listed have between six and 14 units.
(2)	In 2008, printing of the Toronto Sun was fully transferred to Quebecor Media Printing’s facility in Islington, Ontario.
(3)	In 2008, printing of the Journal de Montréal was fully transferred to Quebecor Media Printing’s facility in Mirabel, Quebec.

Our Urban Daily Group operates from 17 owned and leased properties located in the urban cities in which they serve, with building space totalling approximately 822,700 square feet. The Urban Daily Group operates six web presses (86 units) and one sheetfed press operation across Canada.

Our Community Newspaper Group operates from 131 owned or leased facilities located in the communities that it serves, with aggregate building space totalling approximately 680,000 square feet. The Community Newspaper Group operates 11 web presses (120 units) and three sheetfed presses in 13 operations across Canada.

Through its wholly-owned subsidiary Quebecor Media Printing, our parent company, Quebecor Media, operates two printing state-of-the-art facilities located in Islington, Ontario, and Mirabel, Quebec. 24 Hours in Toronto, the Toronto Sun, and a number of Ontario community publications are printed in Islington, Ontario. The Journal de Montréal and 24 Heures (Montréal), as well as a number of our Quebec community publications are printed in Mirabel, Quebec.

Our credit facility is secured by a first priority charge over all of our assets. Please see the description of our debt instruments under “Item 10. Additional Information — Material Contracts” of this annual report.

Item 4A.	UNRESOLVED STAFF COMMENTS

None.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis provides information concerning the operating results and financial condition of the Company for the year ended December 31, 2009 and the major changes from the last financial year. The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs from U.S. GAAP in certain respects. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they relate to our consolidated financial statements, see Note 22 to our audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007. This discussion should be read in conjunction with our audited consolidated financial statements and accompanying notes included in “Item 17. Financial Statements” of this annual report. This discussion contains forward-looking statements which are subject to a variety of factors that could cause actual results to differ materially from those expressed in, or contemplated by, these statements. See “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Risk Factors”.

Overview

Sun Media operates its newspaper business in both urban and community markets in Canada. Sun Media’s Urban Daily Group consists of eight paid daily newspapers, six free daily commuter publications and three free weekly publications in nine of the ten most populated markets in Canada. The Urban Daily Group also includes Sun Media’s distribution business, Messageries Dynamiques. Sun Media’s Community Newspaper Group includes the majority of the Company’s other publications, including nine paid daily community newspapers, 147 weekly newspapers and weekly shopping guides, and 12 agriculture and other specialty publications. Sun Media also owns 17 web press and four sheet fed press operations located throughout Canada.

In 2009, the Urban Daily Group accounted for 73.4% of Sun Media’s consolidated revenues. Two of the Company’s paid daily newspapers, the Journal de Montréal and the Toronto Sun, represent a significant portion of Sun Media’s revenues. In 2009, these two paid daily newspapers alone generated 29.5% of Sun Media’s consolidated revenues and 40.2% of the Urban Daily Group’s revenues.

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

Developments in 2009

In late 2008 and throughout 2009, Sun Media implemented a number of significant restructuring initiatives in all areas of its business including editorial, circulation, production, sales and marketing, and administration, with the objective of reducing its operating costs while at the same time consolidating, standardizing and optimizing its business processes. These restructuring initiatives were considered necessary in light of the difficult economic environment as well as the fundamental transformation that has been underway in the newspaper industry. During the year, Sun Media reduced its workforce by over 800 full-time equivalent employees to 4,305 full-time equivalent employees at the end of 2009.

In September and October 2009, Sun Media entered into joint distribution agreements with Canwest and the National Post Company. Under these agreements, each party has assumed the home delivery and single copy delivery functions for some of the other party’s publications in the respective markets of those publications. These distribution agreements allow the companies to leverage their existing carrier forces and improve operating efficiencies and operating income. On January 8, 2010, Canwest Limited Partnership and certain of its subsidiaries, including Canwest, placed themselves under the protection of the CCAA. These proceedings have had no material impact on the operations of Sun Media to date. Sun Media continues to monitor the situation.

On April 16, 2009, AbitibiBowater and some of its Canadian subsidiaries placed themselves under the protection of the CCAA. On the same date, AbitibiBowater and some of its U.S. subsidiaries placed themselves under the protection of Chapter 11 of the United States Bankruptcy Code. AbitibiBowater supplies Sun Media with substantially all of its newsprint. These proceedings have had no material impact on the operations of Sun Media to date. Sun Media continues to monitor the situation.

On January 24, 2009, in view of the union’s refusal to recognize the urgency of the situation and the need for far-reaching changes to the Journal de Montréal’s business model, and in order to prevent pressure tactics from disrupting the newspaper’s publication, Journal de Montréal management decided to exercise its rights under the Labour Code and declared a lock-out of the approximately 250 editorial and office employees covered by the STIJM (Syndicat des travailleurs de l’information du Journal de Montréal (CSN)) bargaining certificate. The Journal de Montréal continues publishing despite the labor dispute.

Trends

Advertising revenue is our primary source of revenue and represented 74.6% of total revenues in 2009. Sun Media’s revenues and operating results depend on the relative strength of the economy in its principal newspaper markets as well as the strength or weakness of local, regional and national economic factors, since these economic factors affect the levels of retail, national and classified newspaper advertising revenue. Since a significant portion of Sun Media’s advertising revenue is derived from retail and automotive sector advertisers, the recent weakness in these sectors and in the real estate industry has had, and may continue to have, an adverse impact on the Company’s revenues and results of operations. Continuing or deepening softness in the Canadian or U.S. economy could further adversely affect key national advertising, such as automotive, retail and classified employment revenue.

In addition to the impact of economic cycles, the newspaper industry is seeing secular changes, including the growing availability of free access to media, shifting readership habits, digital transferability, the advent of real-time information and secular changes in the advertising market. As a result, competition in the advertising market comes not only from other newspapers (including other national, metropolitan (both paid and free) and suburban newspapers), magazines and more traditional media platforms, such as broadcasters, cable systems and networks, satellite television and radio, direct marketing and solo and shared mail programs, but also from digital media technologies, which have introduced a wide variety of media distribution platforms (including, most significantly, the Internet and distribution over wireless devices and e-readers) to consumers and advertisers.

Revenue generation in the newspapers business depends in large part on advertising revenues, which are in turn driven by readership and circulation levels, as well as market demographics, price, service and advertiser results. Readership and circulation levels tend to be based upon the content of the newspaper, service, availability and price. In recent years, Sun Media, along with the newspaper industry as a whole, have experienced difficulty maintaining circulation volume and revenues because of, among other things, competition from other newspapers and other media platforms (often free to the user), such as the Internet and wireless devices, as well as the declining frequency of regular newspaper buying, particularly among young people, who increasingly rely on non-traditional media as a source of news. A prolonged decline in readership and circulation levels would have a material effect on the rate and volume of the Company’s advertising revenues (as rates reflect circulation and readership, among other factors), and it could also affect Sun Media’s ability to institute circulation price increases for its print products, all of which could have a material adverse effect on our results of operations, financial condition, business and prospects.

While these trends in the newspaper industry continue, we have developed business and operating strategies which include restructuring initiatives, increasing advertising and circulation revenues, expanding complementary products and services, reducing costs, achieving efficiencies through geographic clustering, consolidating certain business functions, and further integrating our newspaper operations with the operations of the Quebecor Media group of companies. For example, these initiatives have included the integration under a unified executive leadership of Sun Media’s operations and the Internet/Portal operations of Canoe (a wholly-owned subsidiary of Quebecor Media that is Sun Media’s affiliate but not a subsidiary of Sun Media or included in Sun Media’s consolidated financial statements), as well as the launch in the autumn of 2008 of e-editions of a number of our newspapers. In addition, subsequent to Quebecor Media’s acquisition of Osprey Media, a significant community newspaper publishing company in Ontario, our management has developed and will continue to develop strong relationships between Osprey Media’s operations and Sun Media’s existing newspaper operations (although Osprey Media is not a subsidiary of Sun Media nor is it legally integrated or merged with Sun Media and is not included in Sun Media’s consolidated financial statements). We also continue to transition the printing of certain of Sun Media’s publications to two new Quebecor Media printing facilities. In addition, Quebecor Media has recently launched the QMI News Agency, a provider of news and editorial content, through which Sun Media and QMI News Agency mutually share news and editorial content, as well as the Quebecor Media Network, a new flyer-printing and distribution subsidiary in Quebec which works closely with Sun Media to service its customer base.

Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented 11.5% ($70.7 million) of the Company’s operating expenses for the year ended December 31, 2009. During 2009, Sun Media’s total newsprint consumption was approximately 128,000 metric tonnes. Newsprint, which is the basic raw material used to publish newspapers, has historically been and may continue to be subject to significant price volatility. Changes in the price of newsprint could significantly affect our earnings, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our results of operations and our financial condition. In order to obtain more favorable pricing, Sun Media sources substantially all of our newsprint from a single newsprint producer. Pursuant to the terms of our agreement with this producer, the Company obtains newsprint at a discount to market prices, receives additional volume rebates for purchases above certain thresholds, and benefit from a ceiling on the unit cost of newsprint. However, Sun Media’s agreement with this supplier is a short-term agreement and moreover, the Company’s newsprint producer, AbitibiBowater, voluntarily filed for protection from its creditors in Canada and the United States. See “Item 3D – Risk Factors—We may be adversely affected by variations in the cost of newsprint. In addition, our operations are labor intensive, resulting in a relatively high fixed-cost structure”.

Wages and employee benefits, which represented 42.7% of operating expenses in 2009, are the Company’s largest operating expense. Accordingly, rising labor, pension, health care benefit and stock compensation costs have had, and may in the future have, an adverse effect on the Company’s operating results. Furthermore, labor relations could affect the Company’s business and results of operations. As of February 28, 2010, approximately one-third of the Company’s employees were unionized. As a result, Sun Media is required to negotiate the wages, salaries, benefits, staffing levels and other terms with many of its employees collectively. As of February 28, 2010, 18 of the Company’s collective bargaining agreements, representing 437, or 34%, of the Company’s unionized employees, have expired. Negotiations regarding these 18 collective bargaining agreements are either in progress or will be undertaken in 2010. The Company’s 20 other collective bargaining agreements, representing approximately 850 unionized employees, are scheduled to expire on various dates through 2013.

The Company has in the past experienced labor disputes which have disrupted operations and impaired the Company’s operating results. A significant labor dispute involving the editorial, classified, sales support and business office staff of the Journal de Montréal is currently ongoing, and, since January 24, 2009, these employees have been locked-out. The Company cannot predict the outcome of the current dispute at the Journal de Montréal, although the Company currently anticipates that this prolonged lock-out may have an adverse effect on operations at the newspaper and its reputation, despite the Company’s current ability to continue its circulation. See “Item 3D – Risk Factors—We may be adversely affected by strikes and other labor protests”.

Non-GAAP Financial Measures

We use certain supplemental financial measures that are not calculated in accordance with or recognized by Canadian GAAP or accounting principles generally accepted in the U.S. GAAP to assess our financial performance. We use these non-GAAP financial measures, such as operating income, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

Operating Income

In its analysis of operating results, Sun Media uses the supplemental financial measure operating income. Sun Media defines operating income as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations and impairment of assets, equity loss on investment in SUN TV, income taxes and non-controlling interest. Operating income, and ratios using this measure, are not required by or recognized under Canadian GAAP or U.S. GAAP. Operating income is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Operating income is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Operating income has limitations as an analytical tool, including:

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

Sun Media’s definition of operating income may not be identical to similarly titled measures reported by other companies, limiting the usefulness of operating income as a comparative measure. The table below represents a reconciliation of operating income to net income as presented in our consolidated financial statements.

	Year Ended December 31,
	2009	2008	2007
	(In millions)
Net income	$66.8	$92.9	$117.4
Amortization	21.7	24.4	28.6
Financial expenses	34.2	41.7	46.4
Gain on valuation and translation of financial instruments	(0.9)	(21.5)	(4.4)
Restructuring of operations and impairment of assets	26.0	26.5	9.9
Equity loss on investment in SUN TV	1.9	1.8	2.4
Income taxes	20.8	13.4	9.5
Non-controlling interest	—	0.4	1.1

Operating income	170.5	179.6	210.9
Restructuring of operations and impairment of assets	(26.0)	(26.5)	(9.9)
Financial expenses	(34.2)	(41.7)	(46.4)
Current income taxes	(1.4)	(0.9)	(1.2)
Amortization of financing costs and long-term debt discount and other	2.2	3.2	3.5

Net change in non-cash balances related to operating activities	51.0	2.6	10.5

Cash provided by operating activities	$162.1	$116.3	$167.4

Operating Results and Operating Income

The following table summarizes Sun Media’s operating results and operating income for the years ended December 31, 2007, 2008 and 2009.

	Year Ended December 31,
	2009	2008	2007
	(In millions, except operating income margin)
Revenues
Advertising	$584.7	$712.9	$737.0
Circulation	142.8	144.6	149.6
Commercial printing and other	56.2	47.9	42.6

Total revenues	$783.7	$905.4	$929.2

Operating expenses
Wages and employee benefits	$262.0	$318.0	$343.7
Newsprint	70.7	89.3	97.5
Other operating expenses	280.5	318.5	277.1

	$613.2	$725.8	$718.3

Operating income	$170.5	$179.6	$210.9
Operating income margin (1)	21.8%	19.8%	22.7%

Net income	$66.8	$92.9	$117.4

(1)	The Company defines operating income margin as operating income as a percentage of total revenues.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Revenues: $783.7 million, a decrease of $121.7 million (13.4%).

•

Advertising revenues decreased $128.2 million or 18.0%, circulation revenues decreased $1.8 million or 1.2%. Revenues from commercial printing and other sources increased $8.3 million or 17.1%. The Company continues to experience a period of dramatic transformation due to the industry-wide changes of the past several years. In addition, Sun Media continues to operate in a difficult environment, which is negatively impacting the Company’s advertising revenues.

•

Advertising revenues in the Urban Daily group were 18.9% below last year. This decline is largely explained by softness experienced in most of the paid urban daily newspapers. The Toronto Sun accounted for the largest year over year dollar decline in revenues. Advertising revenues from the free dailies declined 17.5%.

•

Advertising revenues in the Community Newspaper Group and other operations decreased 16.2% with the largest portion of the dollar decline resulting from advertising softness in the Alberta region. The Ontario and Quebec regions also experienced significant declines in advertising revenues.

•

Circulation revenues decreased $1.8 million or 1.2% due to lower average paid circulation in most of the urban daily newspapers as well as circulation revenue declines in the paid community newspapers.

Operating expenses: $613.2 million, a decrease of $112.6 million (15.5%).

•	Labor expenses decreased $56.0 million or 17.6%, newsprint expense decreased $18.6 million or 20.8% and all other operating expenses decreased $38.0 million or 11.9%.

•	Labor expenses decreased primarily due to:

•	restructuring initiatives implemented across substantially all areas of the Company;

•	labor savings resulting from the current lock-out of unionized editorial, classified, sales support and business office employees at the Journal de Montréal;

•	labor savings resulting from the transfer of newspaper printing to Quebecor Media Printing;

•	lower pension expenses;

•	savings in commissions and other benefits; and

•	the reversal of $4.9 million of bonuses relating to 2008;

Partially offset by:

•

higher salaries at the Journal de Quebec as labor savings were realized from April 2007 through to August 2008 in connection with a labor dispute which involved unionized pressroom newsroom and office employees; and

•	higher stock compensation expense of $4.4 million.

•	Newsprint expense decreased mainly due to:

•	decreased volumes resulting from lower average page counts and lower average circulation; and

•	lower newsprint pricing of approximately 9% compared to the prior year.

•	Other operating expenses decreased primarily due to:

•	savings as a result of cost containment initiatives, particularly in the areas of promotion, marketing and administration;

•	savings in external printing costs, particularly from printing at Quebecor Media Printing;

•	savings in newspaper editorial, other production and transportation costs; and

•	reversal of a $3.0 million bad debt provision established in 2008;

Partially offset by:

•	higher management fees charged by Quebecor Media of $2.3 million.

Operating income: $170.5 million, a decrease of $9.1 million (5.1%).

•	Operating income decreased primarily due to:

•	softness in advertising revenues which declined by $128.2 million over the prior year;

•	higher management fees charged by Quebecor Media of $2.3 million; and

•	higher stock compensation expense of $4.4 million;

Partially offset by:

•	a decrease in labor expenses mainly resulting from restructuring initiatives implemented throughout 2008 and early 2009, as well as savings in pensions, commissions and other benefits;

•	savings in external printing costs, particularly from printing at Quebecor Media Printing;

•	the reversal of $4.9 million of bonuses relating to 2008;

•	savings as a result of cost containment initiatives;

•	lower newsprint, editorial, other production and transportation expenses; and

•	reversal of a $3.0 million bad debt provision established in 2008.

Amortization: $21.7 million, a decrease of 2.8 million (11.3%).

•	Amortization decreased as certain long-lived assets were fully amortized by the end of 2008.

Financial expenses: $34.2 million, a decrease of $7.5 million (18.0%).

•	Financial expenses decreased mainly due to:

•	lower benchmark interest rates; and

•	the conversion of $49.5 million in subordinated loans from Quebecor Media to Class A Common Shares in the second quarter of 2009.

Gain on valuation and translation of financial instruments: $0.9 million gain compared to $21.5 million gain in 2008.

•	The decrease was due to:

•	a $82.9 million unfavorable variance in the loss/gain on embedded derivatives and derivative instruments for which hedge accounting is not used;

Partially offset by:

•	a $2.5 million favorable variance on gain on ineffective portion of fair value hedges; and

•	a $59.7 million favorable variance in gain on foreign currency translation of financial instruments for which hedge accounting is not used.

Restructuring of operations: $26.0 million, compared with $26.5 million in 2008

•

Restructuring charges of $26.0 million were recorded in 2009 of which $26.2 million relates to the elimination of positions resulting from restructuring initiatives. In addition, contractual lease termination costs of $0.3 million were recorded as well as an impairment charge of $0.3 million related to certain machinery and equipment. This was partially offset by a pension curtailment gain of $0.7 million following a reduction in certain postretirement benefits for future retirees.

•

Restructuring charges in 2008 related principally to the general workforce reduction program initiated in December 2008, as well as other smaller restructuring programs implemented during the year, including the transfer of printing of several publications to Quebecor Media Printing, voluntary and involuntary workforce reduction programs, and streamlining of the news gathering process. Restructuring charges in 2008 also included asset impairment charges of $1.8 million related mainly to the closure of certain press facilities and $0.5 million related to contractual lease termination costs.

Income taxes: $20.8 million in 2009 compared to $13.4 million expense in 2008.

•	The unfavorable variance was mainly due to:

•	a decrease in interest expense of $75.2 million on convertible obligations issued to related companies, resulting in a tax impact of $23.9 million;

Partially offset by:

•	compensation of $6.1 million for tax deductions transferred to Videotron and Quebecor Media;

•	favorable changes in non-deductible charges, non-taxable income and tax rate variations of $4.9 million;

•

favorable recognition of future income tax benefits of $2.0 million on unrealized capital losses in SUN TV versus a $2.2 million unfavorable future tax adjustment, in 2008, relating to SUN TV equity losses.

Net income: $66.8 million, compared with $92.9 million in 2008.

•	The decrease was mainly due to:

•	lower operating income of $9.1 million;

•	lower gain on valuation and translation of financial instruments of $20.6 million; and

•	higher income tax expense of $7.4 million;

Partially offset by:

•	lower financial expenses of $7.5 million;

•	lower amortization of $2.8 million;

•	lower restructuring charges of $0.5 million; and

•	lower non-controlling interest of $0.3 million.

Cash Flows – 2009 compared to 2008

Operating Activities

Cash flows provided by operating activities: $162.1 million in 2009, compared with $116.3 million in 2008.

•	In 2009, cash flows provided by operating activities increased $45.9 million mainly due to:

•

payments of approximately $21.6 million made in 2008 for exercised stock options which were not repeated in 2009; the stock option plan of Quebecor Media did not allow the exercise of any option before 2008 although it covered a six year compensation value;

•	$7.5 million decrease in financial expenses; and

•	a favorable working capital movement;

Partially offset by:

•	$9.1 million decrease in operating income.

•	During the year ended December 31, 2009, payments of $17.7 million were made mainly relating to the major restructuring initiatives implemented since late 2008.

Investing activities

Cash provided by investing activities: $181.3 million provided in 2009, compared with $345.4 million provided in 2008.

•	Additions to property, plant and equipment and intangible assets decreased $0.4 million in 2009.

•

On May 21, 2009, Sun Media sold $190.0 million of its investment in preferred shares of Quebecor Media Printing. In addition, on June 26, 2009, Sun Media sold $9.75 million of its investment in preferred shares of SUN TV.

•

On October 21, 2009, the Company invested in subordinated loans to Videotron and Quebecor Media, in the amounts of $820.0 million and $1,120.0 million, respectively. These subordinated loans were subsequently sold on November 25, 2009.

•

In 2008, the Company acquired the remaining 24.99% of the shares of Courrier du Sud that it did not already own, for net cash consideration of $7.2 million, which made Courrier du Sud a wholly-owned subsidiary.

•

In 2008, the Company sold $560.0 million of its investment in preferred shares of Quebecor Media. In addition, the Company invested $500.0 million and later in 2008, sold $310.0 million of its investment in preferred shares of Quebecor Media Printing.

Financing Activities

Cash used in financing activities: $219.9 million in 2009, compared with $468.9 million in 2008.

The decrease in long-term debt of $43.4 million in 2009 was mainly due to the following cash changes:

•	net repayments of revolving bank facilities of $10.0 million;

•	mandatory and other principal debt repayments by Sun Media in the amount of $0.4 million;

Other non-cash adjustments:

•	$34.1 million favorable impact of foreign currency translation and fair value adjustments;

Marginally offset by:

•	amortization of financing costs and long-term debt discount of $0.9 million.

•

On May 21, 2009, Sun Media redeemed $190.0 million of its convertible obligations issued to Quebecor Media Printing. In addition, on June 26, 2009, redeemed $9.75 million of its convertible obligations issued to SUN TV.

•	On June 25 and 26, 2009, Quebecor Media converted $24.0 million and $25.5 million, respectively, of subordinated loans into 123,750 Class A Common Shares at a conversion price of $400 per share.

•

On October 21, 2009, Sun Media issued 41 Class C Preferred Shares, Series 1 to Videotron, a company under common control, with a total value of $820.0 million. In addition, Sun Media issued 56 Class C Preferred Shares, Series 1 to Quebecor Media, with a total value of $1,120.0 million. On November 25, 2009, the Company subsequently redeemed all 97 Class C Preferred Preferred Shares, Series 1 from Videotron and Quebecor Media.

•

In 2008, the Company entered into a $24.0 million subordinated loan agreement with Quebecor Media, which was subsequently converted into 60,000 Class A Common Shares on June 25, 2009. The proceeds were used to pay down a portion of the balance outstanding on the Company’s revolving credit facilities.

•

In 2008, the Company redeemed $560.0 million of its convertible obligations issued to Quebecor Media. In addition, in 2008, the Company issued a new $500.0 million convertible obligation to Quebecor Media Printing and later in 2008, redeemed $310.0 million of that convertible obligation issue.

•	Dividends of $8.0 million were declared and paid in 2009, a decrease of $126.0 million from 2008.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Revenues: $905.4 million, a decrease of $23.8 million (2.6%).

•	Advertising revenues decreased $24.1 million or 3.3%, circulation revenues decreased $5.0 million or 3.3% and revenues from commercial print and other sources increased $5.3 million or 12.5%.

•

Advertising revenues from the urban daily group were 4.9% below last year. The variance is explained mainly by softness in the Eastern and Ontario urban dailies, with the Toronto Sun accounting for the largest year over year decline in revenues. This is partly offset by a 13.5% increase in revenues in the free dailies, partly due to the consolidation of Vancouver 24 Hours at 100% instead of 50% from August 2007 onwards.

•	Advertising revenues from the community newspaper group increased 0.4% due to a decline in revenues in Ontario, offset mainly by higher revenues in Alberta.

Operating expenses: $725.8 million, an increase of $7.5 million (1.1%).

•	Wages and employee benefits decreased 7.5%, newsprint expense decreased 8.4% and other operating expenses increased 14.9%.

•	Wages and employee benefits decreased in the year primarily due to:

•	reduced stock compensation expense of $11.7 million;

•	restructuring initiatives implemented in the areas of production, editorial, as well as general workforce reduction programs; and

•	labor cost reductions as a result of fully transferring the printing of certain publications to Quebecor Media’s press facilities in Islington, Ontario and Mirabel, Quebec;

Partially offset by:

•	normal wage and benefit increases; and

•	staff additions to support increased business, primarily in the western operations, and the additional 50% ownership of Vancouver 24 Hours.

•	The decrease in newsprint expense was mainly the result of a decrease in newsprint volume of 4.7% and higher newsprint rebates as compared to the prior year.

•	The increase in other operating expenses was due to:

•

higher external printing costs realized in connection with the transfer of printing of certain publications to Quebecor Media’s press facilities in Islington, Ontario and Mirabel, Quebec, which were offset by salary savings;

•	increased reader sales and services costs due to higher transportation and delivery charges;

•	higher bad debts resulting from slower payment trends as compared to the prior year; and

•	increased operating costs resulting from the additional 50% ownership of Vancouver 24 Hours;

Partially offset by:

•	savings in the management fee charged by Quebecor Media of $1.9 million; and

•	savings in capital tax expense.

Operating income: $179.6 million, a decrease of $31.3 million (14.9%).

•	Operating income decreased primarily due to:

•	weaker revenues in the paid urban daily papers in Ontario and Quebec; and

•	higher external printing costs in connection with the transfer of printing of certain publications to Quebecor Media press facilities from internal presses;

Partially offset by:

•

a decrease in labor costs resulting from the transfer of printing to Quebecor Media press facilities and other restructuring initiatives, newsprint savings and a decrease in certain corporate expenses including stock compensation of $11.7 million, Quebecor Media management fees of $1.9 million and capital taxes.

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

Gain on valuation and translation of financial instruments: $21.5 million, an increase of $17.1 million.

•	The increase was due to:

•	an $84.8 million favorable variance in gain on embedded derivatives and derivative instruments for which hedge accounting is not used;

Partially offset by:

•	a $64.5 million unfavorable variance in loss on foreign currency translation of financial instruments for which hedge accounting is not used; and

•	a $3.2 million unfavorable variance on loss on the ineffective portion of fair value hedges.

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

Income taxes: $13.4 million, an increase of $3.9 million (40.6%).

•	The increase in income taxes was mainly due to:

•	higher income tax expense of $10.0 million relating to gains on the valuation and translation of financial instruments;

•	lower utilization of deferred tax credits relating to the acquisition of non-capital losses resulting in higher income taxes of $7.1 million; and

•	the reversal of a previously recognized future tax asset related to equity losses in SUN TV;

Partially offset by:

•	lower income tax expense of $7.8 million resulting from a decrease in income before income taxes and non-controlling interest;

•	an increase in interest on convertible obligations issued to related parties resulting in lower income tax expense of $4.9 million; and

•	an increase in 2007 future income expense of $2.3 million related to a change in substantively enacted tax rates.

Net income: $92.9 million, a decrease of $24.5 million (20.9%).

•	The decrease in net income was mainly due to:

•	lower operating income of $31.3 million;

•	increased restructuring charges of $16.6 million; and

•	increased income tax expense of $3.9 million;

Partially offset by:

•	increased gain on valuation and translation of financial instruments of $17.1 million;

•	reduced financial expenses of $4.7 million;

•	lower amortization of $4.2 million; and

•	lower earnings attributed to non-controlling interest and equity loss on investment in SUN TV of $1.3 million.

Cash Flows – 2008 compared to 2007

Operating Activities

Cash provided by operating activities: $116.3 million in 2008, compared with $167.4 million in 2007.

•	The $51.1 million decrease was mainly due to:

•	decreased operating income of $31.3 million; and

•

payments of $21.6 million made in connection with exercised stock options. The stock option plan of Quebecor Media did not allow the exercise of any option before 2008 although it covered a six year compensation value;

Partially offset by:

•	lower payments for restructuring costs of $7.5 million.

Investing activities

Cash provided by / used in investing activities: $345.4 million provided in 2008, compared with $18.1 million used in 2007.

•

Additions to property, plant and equipment and intangible assets decreased by $4.2 million from 2007. The Company spent $6.8 million on building upgrades and renovations as well as information technology infrastructure related to the Company’s call centre operations in 2007, which was not repeated in 2008. This was partially offset by additional investments in accounting and editorial software to streamline the Company’s finance and news gathering processes.

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

•

In 2008, the Company sold $560.0 million of its investment in preferred shares of Quebecor Media. In addition, the Company invested $500.0 million and later in 2008, sold $310.0 million of its investment in preferred shares of Quebecor Media Printing.

•

In 2007, the Company sold $235.0 million of its investment in preferred shares of Quebecor Media. Also, in 2007, the Company invested $240.0 million in preferred shares of Quebecor Media. In addition, the Company sold $24.6 million of its investment in preferred shares of SUN TV.

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

•

In 2008, the Company redeemed $560.0 million of its convertible obligations issued to Quebecor Media. In addition, in 2008, the Company issued a new $500.0 million convertible obligation to Quebecor Media Printing which matures in June 2023, and later in 2008, redeemed $310.0 million of that convertible obligation issue.

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

Financial Position – December 31, 2009

Total available liquidity: Total available liquidity is comprised of a revolving credit facility of $70.0 million and a bank overdraft facility of $5.0 million, which was undrawn as of December 31, 2009, resulting in available liquidity of $75.0 million. The Company also had cash and cash equivalents of $123.5 million as of December 31, 2009.

Long-term debt: Sun Media had total long-term debt of $248.9 million excluding subordinated loans from Quebecor Media and convertible obligations issued to related companies. This represented a decrease in debt of $43.4 million from the December 31, 2008 balance of $292.3 million, resulting from fluctuations in the U.S. exchange rate, and repayment of the Company’s revolving credit facility. The decrease in debt, as a result of fluctuations in the U.S. exchange rate, was offset by a corresponding decline in the Company’s derivative financial instruments liability.

As of December 31, 2009, the aggregate amount of minimum principal payments on long-term debt, excluding subordinated loans from Quebecor Media and convertible obligations issued to related companies, required in each of the next five years and thereafter, is as follows:

($ in millions)
2010	$0.4
2011	0.4
2012	37.5
2013	213.8
2014 and thereafter	—

Total	$252.1

Dividends: During the year ended December 31, 2009, the Company paid $8.0 million in dividends.

Management expects that the principal needs for cash relating to Sun Media’s existing operations will be to fund operating activities and working capital, capital expenditures, distributions to its shareholder, debt repayment and debt service. Management also believes that cash provided by operating activities and the available sources of financing described above will be sufficient to cover the Company’s principal cash requirements. Pursuant to its financing agreements, the Company is required to maintain certain financial ratios. The key covenants in these agreements include an interest coverage ratio and leverage ratio (long-term debt over operating income). As of December 31, 2009, the Company was in compliance with its required ratios.

Liquidity and Capital Resources

Liquidity and Capital Resource Requirements

Sun Media’s principal liquidity and capital resource requirements consist of:

•	Capital expenditures to maintain, improve or update facilities and operations;

•	Service and repayment of debt;

•	Purchase and/or sale of preferred shares of related companies and issuance and/or redemption of convertible obligations issued to related companies;

•	Purchase and/or sale of subordinated loans to related companies and issuance and/or redemption of Class C Preferred Shares, Series 1 to related companies;

•	Business acquisitions;

•	Cash payments for restructuring of operations;

•	Payment of dividends or other distributions; and

•	Contractual obligations and other commercial commitments.

Capital expenditures to maintain, improve or update facilities and operations. In 2009, the Company spent $18.6 million to fund capital expenditures, comprised of $13.2 million in additions to property, plant and equipment and $5.4 million in additions to software.

Capital projects in 2010 include investments to improve the operational efficiency of the company’s editorial, advertising, classified and circulation processes, as well as continued investments to upgrade the Company’s financial systems. Capital investments in 2010 are expected to include the construction and installation of a more efficient inserting equipment in London, Ontario. Management will continue to evaluate capital investment opportunities that can provide a high return on investment.

Service and repayment of debt. In 2009, Sun Media made cash interest payments on its long-term debt, excluding subordinated loans from Quebecor Media, of $19.8 million (2008 – $27.2 million). No amounts were drawn (2008 – $10 million) on the Company’s revolving credit facility. In addition, Sun Media made cash interest payments on its subordinated loans from Quebecor Media of $16.7 million (2008—$17.7 million).

Purchase and/or sale of preferred shares of related companies and issuance and/or redemption of convertible obligations issued to related companies. Sun Media has, from time to time, entered into transactions involving the purchase of preferred shares from and concurrently issued convertible obligations issued to related companies. From Sun Media’s standpoint, these transactions significantly reduce its income tax obligation, since the interest expense is deductible for Canadian income tax purposes, while the dividend income on the preferred shares is not taxable. In 2009, Sun Media sold $199.75 million of its investment in preferred shares of related companies and concurrently redeemed $199.75 million of its convertible obligations issued to related companies. In January 2010, the Company entered into a tax consolidation transaction with Quebecor Media Printing, a related company, whereby Quebecor Media Printing issued a subordinated loan in the amount of $590.0 million to Sun Media with an interest rate of 11.0%. Concurrently, Sun Media used those proceeds to invest in $590.0 million of preferred shares issued by Quebecor Media Printing at a dividend rate of 11.25%.

Purchase and/or sale of subordinated loans to related companies and issuance/redemption of Class C Preferred Shares, Series 1 of the Company to related companies. In October 2009, Sun Media invested in certain subordinated loans issued by related companies and concurrently issued Class C Preferred Shares, Series 1 to the same related companies in the amount of $1.94 billion. On November 25, 2009, Sun Media sold its investment in its subordinated loans and concurrently redeemed all of its Class C Preferred Shares, Series 1 for total cash consideration of $1.94 billion. These transactions had the effect of transferring unused non-capital losses of $20.9 million from Sun Media to the related companies.

Business acquisitions. In 2008, Sun Media acquired the remaining 24.99% shares of Courrier du Sud for cash consideration of $7.2 million. In 2007, Sun Media increased its interest in Courrier du Sud from 50.01% to 75.01% for cash consideration of $7.9 million and also acquired the 50.0% non-controlling interest in Vancouver 24 Hours for net cash consideration of $4.5 million.

Cash payments for restructuring of operations. In 2009, Sun Media made cash payments in connection with its restructuring of operations of $17.7 million (2008 – $9.3 million), related to the elimination of positions at several publications. As of December 31, 2009, the Company had a restructuring cost payable of $29.2 million (2008 – $20.8 million).

Payment of dividends or other distributions. In 2009, Sun Media paid dividends of $8.0 million on its outstanding common shares, to its sole shareholder, a wholly-owned subsidiary of Quebecor Media. In 2008, Sun Media paid dividends of $134.0 million. Sun Media expects, to the extent permitted by the terms of its indebtedness and applicable law, to continue to pay dividends or other distributions to its shareholder in the future.

Contractual obligations and other commercial commitments. Sun Media’s material contractual obligations related to financial instruments including capital repayment and interest on long-term debt and obligations related to derivative instruments less estimated future receipts on derivative instruments. These obligations and their maturities are summarized as follows:

	Payments Due By Period
Contractual Obligations	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	5 years or more
	($ in millions)
Accounts payable and accrued charges	$184.0	$184.0	$—	$—	$—
Long-term debt	252.1	0.4	37.9	213.8	—
Subordinated loans	212.0	—	—	212.0	—
Interest on subordinated loans	57.0	14.3	29.8	12.9	—
Interest payments on long-term debt (1)	46.5	10.0	30.1	6.4	—
Derivative financial instruments (2)	96.3	—	—	96.3	—
Operating leases and other commitments	29.5	10.4	11.3	5.2	2.6

Total contractual cash obligations	$877.4	$219.1	$109.1	$546.6	$2.6

(1)	Estimate of interest to be paid on long-term debt based on hedged and unhedged interest rates and hedged foreign exchange rate as of December 31, 2009.
(2)	Estimated future receipts, net of future disbursements on derivative financial instruments related to foreign exchange hedging.

The Company’s long-term debt consists of a $70.0 million revolving credit facility, which matures on October 31, 2012, a term loan “C” credit facility, which matures on October 31, 2012 and 7  5 /8% Senior Notes due February 15, 2013. As of December 31, 2009, no amount (2008 – $10.0 million) was drawn on the Company’s $70.0 million revolving credit facility and the amount drawn under the term loan “C” credit facility was $38.3 million (2008 – $38.5 million), with an effective interest rate of 1.98% (2008 – 4.10%). The term loan “C” credit facility is subject to mandatory repayments of $0.1 million per quarter during the term of the loan. As of December 31, 2009, the outstanding principal amount on the Senior Notes was US$203.6 million (2008 – US$203.2 million), net of unamortized bond discounts.

The Company’s subordinated loans of $212.0 million (2008—$261.5 million) from Quebecor Media mature on October 31, 2013 and bear interest at an annual rate of 7.0%. The subordinated loans are prepayable by the Company in whole or in part, including accrued interest, at any time prior to maturity. Quebecor Media may, upon the occurrence of certain events, cause the outstanding principal and accrued interest to become immediately due and payable.

In addition, Sun Media rents equipment and premises under various operating leases, and enters into long-term commitments to purchase services and capital. As of December 31, 2009, minimum payments under these leases and agreements over the next five years and thereafter is approximately $29.5 million (2008 – $34.6 million) in aggregate.

In June 2009, as part of a corporate reorganization initiated by Quebecor Media, TVA Group entered into an agreement with the Company under which TVA Group has committed to become the sole owner of SUN TV’s licence and assets in the future. Under this agreement, the Company received consideration of $2.0 million. On December 1, 2009, the CRTC approved the transfer of SUN TV’s broadcast license to TVA Group. The transaction is subject to the satisfaction of certain conditions, which currently remain pending.

The Company pays annual management fees to Quebecor Media for services rendered to Sun Media. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. In 2009, the annual management fee was $8.9 million (2008 – $6.6 million; 2007 – $8.5 million).

The Company monitors the funded status of its pension plans on a regular basis. The total cash amount paid or payable for employee future benefits for all plans consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, totalled $13.7 million for the year ended December 31, 2009 (2008 – $13.9 million; 2007 – $16.0 million).

Sources of Liquidity and Capital Resources

Sun Media’s primary sources of liquidity and capital resources are:

•	Funds from operations; and

•	Debt from capital markets borrowings, bank financing and related party capital transactions.

Funds from operations. In 2009, cash provided by operating activities increased to $162.1 million, an increase of $45.8 million from $116.3 million in 2008. The increase was largely attributable to the decreased payments made for the exercise of stock options in 2009, partially offset by the higher restructuring payments of $8.4 million in 2009, compared to the prior year, and favourable working capital movements.

Debt from capital market borrowings, bank financing and related party capital transactions. A principal source of cash for Sun Media is its bank credit facilities (“Credit Facilities”) and Senior Notes. The Company’s Credit Facilities are comprised of a revolving credit facility amounting to $70.0 million and a $40.0 million term loan “C” credit facility, both maturing on October 31, 2012. The Credit Facilities are collateralized by liens on all of the property and assets of the Company and its operating subsidiaries owned or subsequently acquired. The Credit Facilities contain covenants that restrict the declaration and payment of dividends and certain other distributions, as well as financial ratios. Any amount borrowed under the revolving credit facility bears interest at Canadian Bankers’ acceptance and/or Canadian prime rate plus an applicable margin determined by financial ratios. Advances under the term loan “C” credit facility bear interest at Bankers’ acceptance plus a margin of 1.50% per annum, or at Canadian prime rate plus a margin of 0.50% per annum. The Company has hedged the interest rate risk associated with the term loan “C” credit facility by using a variable-for-fixed interest rate swap. As of December 31, 2009, no amounts (2008 – $10.0 million) were drawn on the revolving credit facility, while $38.3 million (2008 – $38.5 million) was drawn down on the term loan “C” credit facility.

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

In addition to the Company’s Credit Facilities, Sun Media entered into a $237.5 million subordinated loan agreement with Quebecor Media which bears interest at an annual rate of 7.00% and matures on October 31, 2013. On April 10, 2008, the Company entered into an additional $24.0 million subordinated loan agreement with Quebecor Media which bears interest at an annual rate of 7.00% and matures on April 10, 2014. The proceeds of the $24.0 million subordinated loan were used to pay down a portion of the balance outstanding on the Company’s revolving credit facilities. On June 25, 2009 and June 26, 2009, the Company converted $24 million of its 2014 subordinated loan and $25.5 million of its 2013 subordinated loan, respectively, into Class A Common Shares. As of December 31, 2009, a balance of $212.0 million (2008 – $261.5 million) was outstanding on the subordinated loans.

As of December 31, 2009, the Company was in compliance with all required financial ratios and debt covenants and believes it will be able to remain in compliance in the future.

In the past, the Company has paid dividends to its shareholder and currently expects to pay dividends in 2010, to the extent permitted by its debt covenants and applicable law.

In addition, the Company has, from time to time, entered into certain tax loss consolidation transactions with its indirect parent company, Quebecor Media and certain related companies. These transactions involve the purchase and/or sale of preferred shares and/or subordinated loans and the issuance and/or redemption of convertible obligations and/or preferred shares of related companies, as further described under “— Liquidity and Capital Resource Requirements — Purchase and/or sale of preferred shares of related companies and issuance and/or redemption of convertible obligations issued to related companies” and “— Liquidity and Capital Resource Requirements — Purchase and/or sale of subordinated loans to related companies and issuance/redemption of Class C Preferred Shares, Series 1 of the Company to related companies”.

Off-Balance Sheet Arrangements

Guarantee agreements

Sun Media has entered into guarantee agreements with third parties that may result in an obligation to Sun Media, depending on certain events that would trigger the liability. These guarantees are described below:

Operating leases. The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Company has provided guarantees to the lessor of certain premises leases, with expiry dates through 2015. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As of December 31, 2009, the maximum exposure with respect to these guarantees was $1.4 million and no liability has been recorded in the consolidated balance sheets. The Company has not made any payments relating to these guarantees in prior years.

Business and asset disposals. In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Company has not accrued any amount in respect of these items in the consolidated balance sheets. The Company has not made any payments relating to these guarantees in prior years.

Outsourcing companies and suppliers. In the normal course of its operations, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Company provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated financial statements with respect to these indemnifications. The Company has not made any payments relating to these guarantees in prior years.

Risks and Uncertainties

Sun Media operates in the newspaper industry, which entails a variety of risk factors and uncertainties. Sun Media’s operating environment and financial results may be materially affected by risks and uncertainties described in detail elsewhere in section “Item 3. Key Information – Risk Factors” of this annual report.

Financial Risk Management

The Company’s financial risk management policies have been established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in the Company’s activities.

From its use of financial instruments, the Company is exposed to credit risk, liquidity risk and market risk relating to foreign exchange fluctuations and interest rate fluctuations. In order to manage its foreign exchange and interest rate risks, the Company uses derivative financial instruments (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) denominated in a foreign currency. The Company does not intend to settle its derivative financial instruments prior to its maturity as none of these instruments are held or issued for speculative purposes. The Company designates its derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

Description of derivative financial instruments

Foreign exchange forward contracts

On February 7, 2003, the Company entered into forward contracts to hedge foreign exchange fluctuations related to the principal amount of its Senior Notes, which mature in February 2013. These contracts have the effect of converting the Company’s obligation to make a principal payment on maturity of the Senior Notes from US$205.0 million to Cdn$312.2 million.

Cross-currency interest rate swaps

The Company also entered into cross-currency interest rate swaps to hedge foreign exchange fluctuations related to the interest on the Senior Notes. The effect of these agreements is to convert the Company’s obligation to service interest on the debt from U.S. dollars to Canadian dollars as follows:

As of December 31, 2009 ($ in millions)

Debt Instrument	Period Covered	Notional Amount		Annual Nominal Interest Rate on Debt	Annual Effective Interest Rate using Hedged Rate	Cdn$ Equivalent of Notional Amount	Exchange Rate on Interest Payments (Cdn$ per US$1.00)

Senior Notes	2008 – 2013	US$	155.0	7.625%	Bankers’ acceptances 3 months +3.696%	$236.0	$1.5227

Senior Notes	2003 – 2013	US$	50.0	7.625%	Bankers’ acceptances 3 months +3.696%	$76.1	$1.5227

Interest rate swap

Effective April 30, 2008, the Company entered into an interest rate swap on its term loan “C” credit facility which was designated as a cash flow hedge.

Maturity	Notional Amount	Pay/Receive	Fixed Rate	Floating Rate
	($ in millions)
October 2012	$38.5	Pay fixed/ Receive floating	3.75%	Bankers’ acceptances 3 months

Fair values of financial instruments

The carrying amount of accounts receivable from external or related parties (classified as loans and receivables) and accounts payable and accrued charges to external or related parties (classified as other financial liabilities) approximates their fair value since these items will be realized or paid within one year or are due on demand.

Other financial instruments classified as loans and receivable or as available-for-sale are recorded at cost and their carrying value approximates their fair value. Derivative financial instruments are already accounted for at their fair value.

Carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2009 and 2008 are as follows:

	2009		2008
($’s in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt (1)	$252.1	$232.4	$294.2	$242.4
Cross-currency interest rate swaps and foreign exchange forward contract on Senior Notes	86.7	86.7	53.0	53.0
Interest rate swap on term loan “C” credit facility	1.9	1.9	3.0	3.0

	$340.7	$321.0	$350.2	$298.4

(1)	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives or financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or other valuation models. When the Company is using valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Company’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs on the market to the net exposure of the counterparty or the Company.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models, including volatility and discount factors.

The estimated sensitivity on income and other comprehensive income, before income taxes and non-controlling interest, of a 100 basis-point variance in the credit default premium used to calculate the fair value of derivative financial instruments, as per the Company’s valuation models, is as follows:

($ in millions)	Income	Other Comprehensive Income

Increase of 100 basis points	$2.7	$—
Decrease of 100 basis points	$(2.7)	$—

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

In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2009, no customer balance represented a significant portion of the Company’s trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $8.0 million as of December 31, 2009 (2008 – $12.3 million). As of December 31, 2009, 10.6% of trade receivables were 90 days past their billing date (2008 – 10.5%). Changes to the allowance for doubtful accounts are as follows:

($ in millions)	2009	2008
Balance as of beginning of year	$12.3	$7.6
Charged to income (1)	(0.3)	7.8
Utilization	(4.0)	(3.1)

Balance as of end of year	$8.0	$12.3

(1)	2009 includes the reversal of a $3.0 million bad debt provision established in 2008.

The Company believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.

From their use of derivative financial instruments, the Company is exposed to the risk of non-performance by third parties. When the Company enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Company’s risk management policy and are subject to concentration limits.

Liquidity risk management

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. The weighted average term of Sun Media’s debt was approximately 3.1 years as of December 31, 2009 (4.1 years as of December 31, 2008).

Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Company’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Company’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Company has entered into transactions to hedge the foreign currency risk exposure on 100% of its U.S. dollar-denominated debt obligations outstanding as of December 31, 2009 and to hedge its exposure on certain purchases of capital expenditures. Accordingly, the Company’s sensitivity to variations in foreign exchange rates is economically limited.

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income taxes and non-controlling interest, of a variance of $0.10 in the year-end exchange rate of one Canadian dollar per one U.S. dollar:

($ in millions)	Income	Other Comprehensive Income
Increase of $0.10
Gain (loss) on valuation and translation of financial instruments and derivative financial instruments	$0.9	$—

Decrease of $0.10
Gain (loss) on valuation and translation of financial instruments and derivative financial instruments	$(0.9)	$—

Interest rate risk and non-performance risk

The Company’s and its subsidiaries’ revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers’ acceptance rate (BA), (ii) LIBOR and (iii) bank prime rate (prime). The Senior Notes issued by the Company bore interest at fixed rates. The Company has entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2009, after taking into account the hedging instruments, long-term debt was comprised of 11.0% fixed rate debt and 89.0% floating rate debt.

The estimated sensitivity on financial expense for floating rate debt, before income taxes and non-controlling interest, of a 100 basis point variance in the year-end Canadian bankers’ acceptance rate is $3.1 million.

The estimated sensitivities on income and other comprehensive income, before income tax and non-controlling interest, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments, as per the Company’s valuation model, are as follows:

($ in millions)	Income	Other Comprehensive Income

Increase of 100 basis points	$(4.2)	$1.0
Decrease of 100 basis points	$4.2	$(1.0)

Capital management

The Company’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its business, including growth opportunities.

In managing its capital structure, the Company takes into account its asset characteristics, and the planned requirements for funds, leveraging the Company’s borrowing capacity in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations or loans from Quebecor Media and the level of distributions to the shareholder. The Company has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Company’s capital structure is composed of shareholder’s equity, bank indebtedness, long-term debt, net liabilities related to derivative financial instruments and subordinated loans, less cash and cash equivalents. The capital structure is as follows:

($ in millions)	2009	2008

Bank indebtedness	$—	$2.0
Current portion of long-term debt	0.4	0.4
Long-term debt	248.5	291.9
Net liabilities related to derivative financial instruments	88.6	55.9
Subordinated loans	212.0	261.5
Cash and cash equivalents	(123.5)	—

	$426.0	$611.7

Shareholder’s equity	$415.9	$306.8

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

A number of other legal proceedings against the Company and its subsidiaries are pending. In the opinion of management of the Company, the outcome of these proceedings is not expected to have a material adverse effect on the Company’s results of operations, liquidity, or on its financial position.

Critical Accounting Policies and Estimates

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results could differ from these estimates. The following significant areas require management to use assumptions and make estimates:

•	impairment testing of goodwill, intangible assets and property, plant and equipment;

•	business purchase price allocation;

•	fair value of financial instruments;

•	cost and liabilities related to pension and postretirement benefit plans;

•	allowance for doubtful accounts, provisions for obsolescence and allowance for sales returns;

•	provisions such as legal contingencies and restructuring of operations;

•	residual value and useful life of assets subject to amortization;

•	future income taxes; and

•	stock-based compensation.

Revenue recognition

The Company recognizes its operating revenues when the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed or determinable; and

•	collection of the sale is reasonably assured.

Specifically, circulation and advertising revenue from publishing activities is recognized when the publication is delivered, net of provisions for estimated returns based on the publication’s historical rate of return. Website advertising is recognized pro-rata over the contract period. Prepaid subscription revenue is recorded as deferred revenue and recorded in income pro rata over the term of the subscription. Revenue from the distribution of publications and products is recognized upon delivery, net of provisions for estimated returns. Revenue from commercial printing contracts is recognized once the service is rendered.

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

In the first step, the fair value of a reporting unit is compared with its carrying amount. To determine the fair value of the reporting unit, the Company uses the discounted future cash flows valuation method and validates the results by comparing with values calculated using other methods, such as operating income multiples or market price.

The discounted cash flows method involves the use of estimates such as the amount and timing of the cash flows, expected variations in the amount or timing of those cash flows, the time value of money as represented by a risk-free interest rate, and the risk premium associated with the asset or liability.

Determining the fair value of a reporting unit, therefore, is based on management’s judgment and is reliant on estimates and assumptions.

When the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is carried out. The fair value of the reporting unit’s goodwill is compared with its carrying amount in order to measure the amount of the impairment loss, if any.

The fair value of goodwill is determined in the same manner as for a business combination. The Company allocates the fair value of a reporting unit to all of the identifiable assets and liabilities of the unit, whether or not recognized separately and the excess of the fair value over the amounts assigned to the reporting unit’s identifiable assets and liabilities is the fair value of goodwill.

The judgment used in determining the fair value of the reporting unit and in allocating this fair value to the assets and liabilities of the reporting unit may affect the value of the goodwill impairment to be recorded.

Based on the data and assumptions used in its last goodwill impairment test, the Company believes that at this time there are no material amounts for goodwill on its books that present a significant risk of impairment in the near future.

The net book value of the Company’s goodwill as of December 31, 2009 was $770.9 million.

Intangible assets such as mastheads, that have an indefinite useful life, are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset to its fair value, and an impairment loss is recognized in the statements of income for the excess, if any.

To determine the market value of its mastheads, the Company uses a method based on discounted future cash flows, in which future cash flows related to the masthead are valued on the basis of potential royalties.

This method involves the use of estimates such as the amount and timing of the cash flows, expected variations in the amount or timing of those cash flows, the time value of money as represented by a risk-free interest rate, and the risk premium associated with the asset or liability.

The judgment used in determining the fair value of the intangible assets with indefinite useful life may affect the value of the impairment to be recorded.

Any decrease in the fair value of mastheads, calculated according to the applicable valuation model, has a direct impact on the statement of income. However, based on the data and assumptions used in its last masthead impairment test, the Company believes that at this time there are no material amounts for mastheads on its books that present a significant risk of impairment in the near future.

The net book value of intangible assets with indefinite useful life as at December 31, 2009, was $2.2 million.

Other intangible assets with definite useful lives are amortized over their useful life using the straight-line method over the following periods:

Assets	Estimated Useful Life

Software	3 to 7 years
Customer relationships	3 to 10 years
Non-competition agreements and other	3 to 5 years

Internally generated intangible assets are mainly comprised of internal costs in connection with the development of software to be used internally or for providing services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to this stage are recognized as expenses.

Financing fees related to long-term financing are capitalized and recorded as a reduction of long-term debt and amortized using the effective interest rate method.

Pension plans and post-retirement benefits

The Company offers defined contribution pension plans and defined benefit pension plans to some of its employee groups.

Defined contribution pension plans:

Under its defined contribution pension plans, the Company pays fixed contributions to participating employees’ pension plans and it has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefits in the consolidated statements of income when the contributions become due.

Defined benefit pension plans:

Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Defined benefit pension plan costs recognized in the consolidated statements of income include the following:

•	Cost of pension plan benefits provided in exchange for employee services rendered during the year;

•

Amortization of the initial net transition asset, prior service costs (except for certain pension plans for which past service costs are recognized immediately in income as they are incurred) and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans; and

•

Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses, in excess of 10% of the greater of the accrued benefit obligation, or the fair value of plan assets, over the expected average remaining service period of 11 to 20 years of the active employee group covered by the plans.

When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

Actuarial gains and losses arise from the difference between the actual rate of return on plan assets for a period and the expected rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation.

The Company uses the fair value of plan assets as of the end of the year to evaluate plan assets for the purpose of calculating the expected return on plan assets.

The Company also offers health, life and dental insurance plans to some of its retired employees. The cost of postretirement benefits is determined using an accounting methodology similar to that for defined benefit pension plans. The related benefits of these plans are funded by the Company as they become due.

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

The Company enters into the following types of derivative financial instruments:

•

The Company uses foreign exchange forward contracts to hedge the foreign currency rate exposure on principal payments on long-term debt in a foreign currency. These foreign exchange forward contracts are designated as cash flow hedges.

•

The Company uses cross-currency interest rate swaps to hedge (i) the foreign currency rate exposure on interest and principal payments on foreign currency denominated debt and/or (ii) the fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed Canadian dollars are designated as cash flow hedges. The Company’s cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed Canadian dollars, in addition to converting the interest rate from a fixed rate to a floating rate, or converting a floating rate index to another floating rate index, are designated as fair value hedges.

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

Derivative financial instruments that are ineffective or that are not designated as hedges, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a mark-to-market basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in the consolidated statements of income as gain or loss on valuation and translation of financial instruments.

The judgment used in determining the fair value of derivative financial instruments and the non-performance risk, using valuation models, may affect the value of the gain or loss on valuation and translation of financial instruments reported in the statements of income, and the value of the gain or loss on derivative financial instruments reported in the statements of comprehensive income.

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

Canadian and United States Accounting Policy Differences

Sun Media prepares its consolidated financial statements in accordance with Canadian GAAP, which differs in certain respects from GAAP in the United States. The areas of significant differences and their impact on the financial statements are described in note 22 to the Company’s audited financial statements included in “Item 17. Financial Statements” of this annual report.

Recent Accounting Developments

Changes in Accounting Policies

Current changes in accounting policies under Canadian GAAP

On January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs, and of Emerging Issues Committee Abstract 27, Revenues and

Expenditures During the Pre-operating Period, and which resulted also in the amendment of Accounting Guideline 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as clarifying the application of the concept of matching revenues and expenses. The adoption of Section 3064 eliminated the deferral of start-up costs which are now recognized as an expense when they are incurred.

As a result of the adoption of these new rules, the Company made reclassifications in order to present certain assets, mainly software, as intangible assets instead of presenting them as property, plant and equipment, which are summarized in note 1(b) of the audited consolidated financial statements.

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures. This section has been amended to introduce new financial disclosure requirements, particularly with respect to fair value measurement of financial instruments and entity exposure to liquidity risk. On December 31, 2009, the Company adopted the amendments to this section. All the new financial disclosure requirements related to this section are presented in note 19 of the audited consolidated financial statements.

Current changes in accounting policies under US GAAP

On September 30, 2009, the Company adopted Accounting Standards Update No. 2009-01, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles, previously issued as the Statement of Financial Accounting Standard No. 168. The Codification is approved as the single source of authoritative non-governmental U.S. GAAP which does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. The implementation of this update did not have an impact on the financial information contained herein.

As of January 1, 2009 the Company adopted SFAS 141R, Business Combinations, and SFAS 160, Non-controlling Interests in its financial statements, now contained in Codification Topic 805, Business Combinations, and in Codification Topic 810, Consolidation, respectively.

The provisions of SFAS 141R applied prospectively to business combinations for which the acquisition date is on or after December 31, 2008. SFAS 141R establishes new guidance on the recognition and measurement at fair value of all assets and all liabilities of the acquired business. Non-controlling interests are measured at either their fair value or at the non-controlling interest’s proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in income. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this section has not yet created a difference between Canadian and U.S. GAAP.

The new rules under SFAS 160 establish new guidance on the accounting for non-controlling interests and for transactions with non-controlling interest. SFAS 160 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interests and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. The new presentation applies retroactively and U.S. GAAP prior periods figures were restated.

On January 1, 2009, the Company adopted the provisions of SFAS 157, Fair Value Measurements, now contained in Codification Topic 820, Fair Value Measurements and Disclosures, related to the guidance for using fair value to measure certain non-financial assets and non-financial liabilities, except those that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption had no impact on the Company’s consolidated financial statements.

Recent Accounting Developments in Canada

The CICA issued three new accounting standards in January 2009—Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests, to converge the accounting for business combinations and the reporting of non-controlling interest to IFRS.

Section 1582, Business Combinations, replaces Section 1581, Business Combinations, and establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in income. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. Section 1582 applies prospectively to business combinations realized in or subsequent to the first annual reporting period beginning on or after January 1, 2011.

Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which together replace Section 1600, Consolidated Financial Statements, establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interests. The new sections require that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. These sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and have to be adopted concurrently with Section 1582.

On December 24, 2009, the CICA’s EIC issued Abstract No. 175 (“EIC-175”), Multiple Deliverable Revenue Arrangements, which will be applicable prospectively (with retrospective adoption permitted) to revenue arrangements with multiple deliverables entered into or materially modified in the first annual period beginning on January 1, 2011. EIC-175 amends the guidance contained in EIC-142, Revenue Arrangements with Multiple Deliverables, and establishes additional requirements regarding revenue recognition related to multiple deliveries as well as supplementary disclosures. The Company is evaluating the potential impact of adopting EIC-175 to its consolidated financial statements.

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to IFRS, as issued by the IASB. For its 2011 interim and annual financial statements, the Company will be required to report under IFRS and to provide IFRS comparative information for the 2010 financial year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, the Company has established an implementation team, which includes a project manager, senior levels of management from all relevant departments and subsidiaries, a steering committee to oversee the project, and has also engaged an external expert advisor to assist.

Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.

The conversion project consists of four phases:

•

“Diagnostic” Phase – This phase involves a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters, and a high-level assessment of potential consequences on financial reporting, business processes, internal controls, and information systems.

•

“Design and Solutions Development” Phase – This phase involves prioritizing accounting treatment issues and preparing a conversion plan, quantifying the impact of converting to IFRS, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material, and drafting IFRS financial statement content.

•

“Implementation” Phase – This phase involves embedding changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and tax impacts, parallel accounting under Canadian GAAP and IFRS, and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements.

•	“Post-Implementation” Phase – This phase involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and testing the internal controls environment.

The Company has completed the diagnostic phase and the project design, has developed solutions for most of the important topics and is continuing to develop and execute its project implementation strategy. Comprehensive training has been given to key employees and further investments in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS.

Management has assessed the exemptions from full retrospective application available under IFRS 1, First-Time Adoption of International Financial Reporting Standards, and their potential impacts on the Company’s financial position.

On adoption of IFRS, the exemptions being considered by the Company that could result in material impacts are as follows:

Exemption	Application of exemption

Business Combinations	The Company expects to elect not to restate any business combinations that occurred prior to January 1, 2010.

Employee Benefits	On transition, the Company expects to elect to recognize cumulative actuarial gains and losses arising from all of its defined benefit plans in opening retained earnings.

Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Key accounting area		Differences with potential impact for the Company

Presentation of Financial Statements (IAS 1)	•	Additional disclosures in the notes to consolidated financial statements.

Property, Plant and Equipment (IAS 16)	•	Separate amortization over a shorter useful life for significant component parts of certain real estate
	•	No capitalization of start-up costs incurred on certain built-to-suit assets prior to substantial completion.

Impairment of Assets (IAS 36)	•	Grouping of assets in cash generating units (CGUs) on the basis of independent cash inflows for impairment testing purposes, using a discounted cash flow method (DCF) in a single-step approach.
	•	Goodwill allocated to and tested in conjunction with its related CGU or group of CGUs that benefit from collective synergies.
	•	Under certain circumstances, previous impairment taken (other than goodwill) required to be reversed.

Income Taxes (IAS 12)	•	Recognition and measurement criteria for deferred tax assets and liabilities may differ.

Employee Benefits (IAS 19)	•	Immediate recognition of vested past service costs to opening retained earnings at transition and to income subsequent to transition.
	•	After transition, an entity may recognize actuarial gains and losses as they occur in Other Comprehensive Income (OCI), with no impact on income.
	•	Limit to which a net benefit asset can be recognized under certain circumstances under IFRS calculated differently; may have a material impact at date when an actuarial valuation is performed.

Business Combinations and Minority Interests (IFRS 3R)	•

Acquisition-related and restructuring costs expensed as incurred and contingent consideration recorded at its fair value on acquisition date; subsequent changes in fair value of a contingent consideration classified as a liability recognized in earnings.

	•	Changes in ownership interests in a subsidiary that do not result in a loss of control accounted for as equity transactions.
	•	Non-controlling interest presented as a separate component of shareholders’ equity.

Key accounting area		Differences with potential impact for the Company

Related party transactions	•	Recognition and measurement criteria for related party transactions may differ under IFRS.

Share-based Payment (IFRS 2)	•

Liability related to share-based payments made to employees that call for settlement in cash or other assets recognized at fair value at initial grant date and re-measured at fair value at end of each subsequent reporting. Each instalment is accounted for as a separate arrangement.

Provisions and Contingencies (IAS 37)	•

Different threshold used for recognition of a contingent liability which could impact timing of when a provision may be recorded. At transition, liabilities for severances payments and contract termination penalties may be adjusted, with corresponding effect on opening retained earnings.

This is not an exhaustive list of all the significant impacts that could occur during the conversion to IFRS.

Additionally, the Company has prepared a preliminary IFRS financial statement format in accordance with IAS 1, Presentation of Financial Statements, and is in the process of analyzing the contractual implications of new policy choices on financing arrangements and similar obligations. The effects on information technology, data systems, and internal controls are also being analyzed; the Company does not expect that significant modifications will be necessary on conversion.

At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. Management expects to complete this assessment in time for parallel recording of financial information in accordance with IFRS.

The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue issuing new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

The Company’s IFRS conversion project is progressing according to schedule. As the project advances, the Company could alter its intentions and the milestones communicated at the time of reporting as a result of changes to international standards currently in development, or in light of new information or other external factors that could arise between now and when the changeover has been completed.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table presents information concerning our directors and executive officers as of March 12, 2010:

Name and Municipality of Residence	Age	Position

SERGE GOUIN Outremont, Quebec	66	Director and Chairman of the Board

JEAN LA COUTURE, FCA(1) Montreal, Quebec	63	Director and Chairman of the Audit Committee

ANDRÉ DELISLE(1) Montreal, Quebec	63	Director

A. MICHEL LAVIGNE(1) Brossard, Quebec	59	Director

PIERRE KARL PÉLADEAU Outremont, Quebec	48	Director and President and Chief Executive Officer

YVAN GINGRAS Montréal, Québec	53	Chief Operating Officer

KIN-MAN LEE Richmond Hill, Ontario	46	Chief Financial Officer

JULIA KAMULA Dundas, Ontario	46	Executive Vice President, Operations, Central Canada

J. CRAIG MARTIN Sherwood Park, Alberta	54	Executive Vice President, Sun Media Western Canada Operations

LYNE ROBITAILLE Laval, Quebec	47	Executive Vice President, Operations, Eastern Canada, and Publisher and President, Journal de Montréal

STEPHEN EVANS Toronto, Ontario	43	Senior Vice President, Information Technology

STEVE ANGELEVSKI Markham, Ontario	48	Corporate Vice President, Reader Sales & Services

CHRISTOPHER BROCKBANK Mississauga, Ontario	45	Vice President, Marketing and Print Product Management

DONNA GLASSPOOLE Kingston, Ontario	48	Vice President, Classified Advertising

CHRISTOPHER R. KRYGIEL Mississauga, Ontario	51	Vice President, Human Resources

ROGER MARTEL Montreal, Quebec	61	Vice President, Internal Audit

CHARLES MICHAUD Saint-Jerome, Quebec	56	Vice President, Quebec Weeklies

JEAN-FRANÇOIS PRUNEAU Repentigny, Quebec	39	Vice President, Finance

NOLIN RICHARD Lorraine, Quebec	50	Vice President, Corporate Production and Procurement

RICHARD ROY Terrebonne, Quebec	47	Vice President, Technologies

HUGUES SIMARD Outremont, Quebec	43	Vice President, Corporate Advertising Sales

NADINE TAWIL Montreal, Quebec	34	Vice President, Customer Service

CLAUDINE TREMBLAY Nuns’ Island, Quebec	56	Vice President and Secretary

RICK GIBBONS Ottawa, Ontario	57	Publisher and Chief Executive Officer, the Ottawa Sun and 24 Hours Ottawa

DANIEL HOUDE Quebec, Quebec	59	Publisher and President, Journal de Québec

KEVIN KLEIN Winnipeg, Manitoba	44	Publisher and Chief Executive Officer, the Winnipeg Sun

SUSAN MUSZAK London, Ontario	47	Senior Group Publisher, Sun Media and Publisher and Chief Executive Officer, the London Free Press

GORDON D. NORRIE Calgary, Alberta	51	Publisher and Chief Executive Officer, the Calgary Sun, 24 Hours Calgary, the Edmonton Sun and 24 Hours Edmonton

MICHAEL POWER Toronto, Ontario	44	Publisher, The Toronto Sun

DAVID HUNG Toronto, Ontario	36	Director of Finance and Corporate Controller

CHLOÉ POIRIER Nuns’ Island, Quebec	40	Treasurer

CHRISTIAN MARCOUX Laval, Quebec	35	Assistant Corporate Secretary

(1)	Member of the Audit Committee

Serge Gouin, Director and Chairman of the Board of Directors. Mr. Gouin has been a Director and Chairman of the Board of Directors of Sun Media since May 2004. Mr. Gouin has also been a Director of Quebecor Media since May 2001, and he re-assumed the position of Chairman of the Board of Directors in May 2005, having also held that position from January 2003 to March 2004. Mr. Gouin served as President and Chief Executive Officer of Quebecor Media from March 2004 until May 2005. Mr. Gouin has also served as Director and Chairman of the Board of Directors of Videotron Ltd. (“Videotron”) since July 2001. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from 1998 to 2003. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Groupe Videotron. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of Télé-Métropole inc. (now TVA Group). Mr. Gouin is also a member of the Boards of Directors of Biovail Corporation, Onex Corporation and of TVA Group.

Jean La Couture, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has served as a Director and Chairman of the Audit Committee of Sun Media since June 2003. He also serves as Director and Chairman of the Audit Committee of each of Quebecor Inc., Quebecor Media and Videotron. Mr. La Couture was a Director of Quebecor World Inc. from December 2007 to December 2008. Mr. La Couture, a Fellow Chartered Accountant, is President of Huis Clos Ltée., a management and mediation firm. He is also President of the Regroupement des assureurs de personnes à charte du Québec (RACQ), a position he has held since August 1995 and President of the Institute of Corporate Directors, Quebec Chapter, since August 2009. From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. He is Chairman of the Boards of Innergex Power Trust, Groupe Pomerleau (a Quebec-based construction company) and Maestro (a real estate capital fund), and serves as a Director of Immunotec Inc. and Jevco Insurance Company.

André Delisle, Director and member of the Audit Committee. Mr. Delisle has served as a Director of Sun Media and a member of its Audit Committee since October 2005. Since that date, Mr. Delisle has also served as a Director and a member of the Audit Committee of Quebecor Media and Videotron. From August 2000 until July 2003, Mr. Delisle acted as Assistant General Manager and Treasurer of the City of Montréal. He previously acted as internal consultant for the Caisse de dépôt et placement du Québec from February 1998 until August 2000. From 1982 through 1997, he worked for Hydro-Québec and the Quebec Department of Finance, mainly in the capacity of either Chief Financial Officer (Hydro-Québec) or Assistant Deputy Minister (Department of Finance). Mr. Delisle is a member of the Institute of Corporate Directors, a member of the Association of Quebec Economists and a member of the Barreau du Québec.

A. Michel Lavigne, FCA, Director and member of the Audit Committee. Mr. Lavigne has served as a Director of Sun Media and a member of its Audit Committee since June 2005. Since that date, Mr. Lavigne has also served as a Director and a member of the Audit Committee and the Compensation Committee of Quebecor Media, and as a Director and a member of the Audit Committee of Videotron and of TVA Group. Mr. Lavigne is also a Director of the Caisse de dépôt et placement du Québec, Richmont Mines Inc. and NStein Technologies Inc., as well as the Chairman of the Board of Primary Energy Recycling Corporation. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montreal, Quebec, as Chairman of the Board of Grant Thornton Canada and as a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Accountant of the Ordre des comptables agréés du Québec and a member of the CICA since 1973.

Pierre Karl Péladeau, Director and President and Chief Executive Officer. Mr. Péladeau has served as a Director of Sun Media since February 1999 and was appointed President and Chief Executive Officer in November 2008. Mr. Péladeau is also currently President and Chief Executive Officer of Quebecor Media (since August 2008) and President and Chief Executive Officer of Quebecor Inc., a position he has held since 1999. He was Vice Chairman of the Board of Directors and Chief Executive Officer of Quebecor Media from May 2006 to November 2008 and President and Chief Executive Officer of Quebecor World Inc. from March 2004 to May 2006. Mr. Péladeau joined Quebecor Inc.’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions in the Quebecor group of companies. In 1998, Mr. Péladeau spearheaded the acquisition of Sun Media and in 2000, he was responsible for the acquisition of Groupe Vidéotron. Mr. Péladeau was also the President and Chief Executive Officer of Videotron from July 2001 until June 2003, Mr. Péladeau sits on the board of numerous Quebecor group companies and is active in many charitable and cultural organizations.

Yvan Gingras, Chief Operating Officer. Mr. Gingras was appointed Chief Operating Officer of the Corporation in March 2009. Prior to this appointment, Mr. Gingras has been Executive Vice President, Finance and Operations and Chief Financial Officer of Videotron from July 2003 to June 2008 and Senior Vice President, Finance and Administration of Videotron from 2001 to July 2003. Prior to joining Videotron, Mr. Gingras was Vice President and Controller of Abitibi-Consolidated Inc. from 2000 to 2001. He also held several positions, including senior management functions, with Donohue Inc. from 1981 to 2000. Mr. Gingras has been a member of the CICA since 1980.

Kin-Man Lee, Chief Financial Officer. Mr. Lee was appointed Chief Financial Officer of the Corporation in July 2009. Mr. Lee began his career with The Toronto Sun Publishing Corporation in August 1989 as the Assistant Corporate Controller. In 1993, he transferred to Bowes Publishers Ltd. During his tenure at Bowes, Mr. Lee was appointed Corporate Controller in 1993, Director of Finance in 1998, Vice President, Finance in 2000 and Vice President, Finance and Administration in 2001. In October 2001, Mr. Lee returned to Sun Media where he was appointed Vice President, Corporate Controller in October 2001 and Vice President and Chief Financial Officer in January 2005, a position he held until March 2006, when he was appointed Executive Vice President, Publisher and Chief Executive Officer, Toronto Sun and 24 Hours Toronto.

Julia Kamula, Executive Vice President, Operations, Central Canada. Ms. Kamula was appointed Executive Vice President, Operations, Central Canada, in September 2007. From November 2004 to August 2007, Ms. Kamula was the Senior Vice President, Operations for Osprey Media. Until that time she was the Publisher of the St. Catharines Standard and Regional Vice President for Osprey Media, Southern Ontario. Ms. Kamula was Vice President of Advertising at the Hamilton Spectator from January 2001 to February 2003. Prior to that, she served as Director of Advertising Development at Hollinger Canadian Newspapers, where she oversaw the advertising operations at more than 70 daily and community newspapers across Canada.

J. Craig Martin, Executive Vice President, Sun Media Western Canada Operations. Mr. Martin became Publisher and Chief Executive Officer of the Edmonton Sun in 1994. In 1999, Mr. Martin was appointed our Vice President, Western Group, and in 2003, he was appointed Vice President, Sun Media Western Canada Operations. Mr. Martin joined the Toronto Sun Publishing Corporation in January 1984 as the Controller of the Calgary Sun. He became General Manager of the Calgary Sun in 1988, and served as its Associate Publisher from 1992 to 1994.

Lyne Robitaille, Executive Vice President, Operations, Eastern Canada, and Publisher and President, Journal de Montréal. Ms. Robitaille was appointed Executive Vice President, Operations, Eastern Canada in October 2007. Ms. Robitaille has been the Publisher and President of Journal de Montréal since March 2005. She previously worked at Ernst & Whinney as an Auditor before joining Quebecor in 1988 as Controller for the community weeklies division. She was appointed Corporate Controller of Quebecor Communications in 1993 and Vice President, Finance of the Journal de Montréal in 1996. In 2000, she was appointed Director of Operations of the Journal de Montréal in addition to her duties as Vice President, Finance. Ms. Robitaille is a member of the Ordre des Comptables agréés du Québec.

Stephen Evans, Senior Vice President, Information Technology. Mr. Evans has been Sun Media’s Senior Vice President, Information Technology since July 2009 and was previously Canoe’s Chief Technology Officer, with responsibility for all of Canoe’s technology strategy and operations. He joined Canoe as Vice President, Portal & Emerging Products in September of 2006, with responsibility for all product management and editorial for Canada’s top content destination. Before joining Canoe, Mr. Evans spent nine years at Microsoft.

Steve Angelevski, Corporate Vice President, Reader Sales and Services. Mr. Angelevski was appointed Corporate Vice President, Reader Sales and Services in November 2007. Prior to his appointment, Mr. Angelevski was Vice President, Corporate Distribution. Prior to this, Mr. Angelevski was the Publisher of 24 Hours Toronto. Mr. Angelevski joined Sun Media in September 2003 as Vice President, Operations, 24 Hours. Prior to joining Sun Media, Mr. Angelevski worked for Torstar Corporation for four years.

Christopher L. Brockbank, Vice President, Marketing and Print Product Management. Mr. Brockbank was appointed Vice President Marketing in April 2008 and Vice President, Marketing and Print Product Management in July 2009. Prior to joining Sun Media, Mr. Brockbank was Vice President, Marketing, Sirius Satellite Radio Canada Inc. from January 2006 to April 2008. Prior to that Mr. Brockbank worked for Bell Canada Inc. for five years and served in a number of Senior Management roles in Marketing and ultimately serving as General Manager Customer Experience. Mr. Brockbank has over 20 years experience in marketing having also worked in Bell Mobility, Nortel Networks and ICO Global Communications.

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

Roger Martel, Vice President Internal Audit. Mr. Martel has served as Vice President, Internal Audit of Sun Media since February 2004. He acts in the same capacity for Quebecor Inc., Quebecor Media and Videotron. From February 2001 until February 2004, he was Principal Director, Internal Audit of Quebecor Media Prior to that, he was an Internal Auditor of Le Groupe Videotron Ltée.

Charles Michaud, Vice President, Quebec Weeklies. Mr. Michaud became Vice-President, Quebec Weeklies of Sun Media in 2005. He began his career in the newspaper industry in 1977, as a photographer and journalist, and held various functions in editorial and sales before becoming Publisher of L’Écho du Nord, a Quebecor Weekly newspaper in Saint-Jérôme, Quebec, between 1986 and 1993. He then worked at the head office of the Quebec Community Newspaper Group in several management roles until assuming his current position.

Jean-François Pruneau, Vice President, Finance. Mr. Pruneau has served as Vice President, Finance of the Corporation since May 2009. He also serves as Vice President, Finance of Quebecor Inc. and Quebecor Media and as Vice President of Videotron since the same date. From October 2005 to May 2009, Mr. Pruneau served as Treasurer of the Company, Quebecor Media and Videotron. From February 2007 to May 2009, he also served as Treasurer of Quebecor Inc. Prior to that, Mr. Pruneau served as Director, Finance and Assistant Treasurer Corporate Finance of Quebecor Media Before joining Quebecor Media in May 2001, Mr. Pruneau was Associate Director of BCE Media from 1999 to 2001. From 1997 to 1999, he served as Corporate Finance Officer at Canadian National Railway. He has been a member of the CFA Institute, formerly the Association for Investment Management and Research, since 2000.

Nolin Richard, Vice President, Corporate Production and Procurement. Mr. Richard was appointed Vice President, Corporate Production of Sun Media in 2001 and, in February 2006, was appointed to the position of Vice President, Corporate Production and Procurement. Mr. Richard began his career with Quebecor in 1987 as a Plant Engineer in Lasalle, Quebec and was promoted to Plant Manager in 1989. In 1990, he joined the Journal de Québec as Production Manager, and was promoted to Vice President of Production and Information Services in 1998. In 1999, he became Vice President, Operations of the Toronto Sun and was promoted to Vice President of Corporate Production in 2001. In September 2004, he was appointed Vice President Operations, Eastern Canada, a position that he held until February 2006. Mr. Richard is also currently Vice President Operations of Quebecor Media Printing.

Richard Roy, Vice President, Technologies. Mr. Roy was appointed Vice President, Technologies in December 2006. From 2001 to 2006, Mr. Roy was Senior IT Director of Fido Solutions. Mr. Roy has held numerous positions at Bell Canada from 1996 to 2001, including Associate Director IS/IT – Bell Customer Contracts Systems.

Hugues Simard, Vice President, Corporate Advertising Sales, Mr. Simard was appointed Vice President, Corporate Advertising Sales in December 2008. He is also Senior Vice President, Development and Strategy of Quebecor Media since February 2007. Mr. Simard joined the Quebecor group of companies in July 1998 as Director, Business Development of Quebecor Printing which became Quebecor World in 1999. He was appointed Vice President, Corporate Development of Quebecor New Media in 1999 and President & CEO of Netgraphe/Canoe in 2000. He rejoined Quebecor World in 2003, first as Vice President, Development and Planning and then as President of the Commercial Printing Group in 2004. Prior to his appointment as Senior Vice President, Development and Strategy at Quebecor Media, he spent a year in Paris, France as Managing Director of Secor Conseil, a management consulting firm.

Nadine Tawil, Vice President, Customer Service. Ms. Tawil was appointed Vice President, Customer Service of the Corporation in January 2010. Prior to her appointment to her current position, Ms. Tawil has held various call center management positions at Videotron, for 13 years. In 2003, she was appointed Senior Director Technical Support Customer (STC) of Videotron. In 2007, she became the leader in outsourcing for all call centers as General Director Outsourcing and Telemarketing.

Claudine Tremblay, Vice President and Secretary. Ms. Tremblay was appointed Vice President and Secretary of the Corporation in June 2009. She holds the same position with Quebecor Inc., Quebecor Media, TVA Group and Videotron. Prior to her appointment to her current position, Ms. Tremblay was Senior Director, Corporate Secretariat for Quebecor Media, Quebecor World Inc. and Quebecor from 2003 to December 2007. Prior to joining the Quebecor group of companies as Assistant Secretary in 1987, Ms. Tremblay was Assistant Secretary and Administrative Assistant at the National Bank of Canada from 1979 to 1987. She has also been a member of the Chambre des notaires du Quebec since 1977.

Rick Gibbons, Publisher and Chief Executive Officer, the Ottawa Sun and 24 Hours Ottawa. Mr. Gibbons was appointed Publisher and Chief Executive Officer of the Ottawa Sun in April 2004. Previously, he was Editor-in-Chief of the Ottawa Sun, a position he held for three years. He has held numerous other editorial positions within the business, including Op-Ed Editor and Business Editor. Prior to joining the Ottawa Sun, he was foreign correspondent for Broadcast News Ltd., based in London, England. He is incoming Chair of the United Way Centraide, Ottawa.

Daniel Houde, Publisher and Chief Executive Officer, Journal de Québec. Mr. Houde was appointed Publisher and Chief Executive Officer in August 2008. Prior to that, Mr. Houde oversaw the Advertising operations of the Journal de Québec, holding the positions of Vice President, Sales since 1982 and Director of Sales since 1977. He has held numerous other sales positions within the organization and has over 30 years experience in the media business.

Kevin Klein, Publisher & Chief Executive Officer, the Winnipeg Sun. Mr. Klein was appointed Publisher and Chief Executive Officer, the Winnipeg Sun, in April 2007. Mr. Klein joined the Winnipeg Sun in February 2007 as the Director of Advertising. In May, he was promoted to Interim Publisher. For the past 16 years, Mr. Klein has held positions with Thompson Newspapers Ltd, Southam Newspapers Ltd. and Brunswick News Ltd. Prior to joining Sun Media, Mr. Klein was the Vice President and General Manager at Newcap Broadcasting Inc. in Winnipeg.

Susan Muszak, Senior Group Publisher, Sun Media and Publisher and Chief Executive Officer, the London Free Press . Ms. Muszak was appointed to her current position in September 2008. She began her career with the London Free Press in 1995 as Advertising Director. In 1998, she was appointed to the position of General Manager and in May 2001 Publisher and Chief Executive Officer. Prior to joining the London Free Press, Ms. Muszak worked for the Southam Newspaper Group for 16 years in several management positions, rising to Advertising Director for the Hamilton Spectator. Ms. Muszak serves on the Board of Directors for St-Joseph’s Health Center.

Gordon Norrie, Publisher & Chief Executive Officer, the Calgary Sun and 24 Hours Calgary, the Edmonton Sun and 24 Hours Edmonton. Mr. Norrie has been appointed Publisher & Chief Executive Officer, the Calgary Sun and 24 Hours Calgary in March 2007 and reassumed the position of Publisher & Chief Executive Officer, the Edmonton Sun and 24 Hours Edmonton in March 2009. Mr. Norrie joined the Calgary Sun in 1985 in the sales department and, by 1996, was promoted to General Manager of the Calgary Sun. Mr. Norrie was appointed Publisher and Chief Executive Officer of the Winnipeg Sun in 1999, a position he held until 2003. Mr. Norrie was appointed Publisher & Chief Executive Officer, the Edmonton Sun in 2003, a position he held until 2007.

Michael Power, Publisher, The Toronto Sun. Mr. Power was appointed Publisher, The Toronto Sun in July 2009. Mr. Power began his career at the Toronto Sun in 1990. He has recently been Senior Group Publisher for North Central Ontario at Osprey Media and Publisher and General Manager of The Barrie Examiner. He joined Osprey Media in 1998 as Publisher of The Belleville Intelligencer.

David Hung, Director of Finance and Corporate Controller. Mr. Hung has held his current position since October 2008. Mr. Hung joined Sun Media in January 2004 as Corporate Controller. In October 2007, Mr. Hung joined Bell ExpressVu as Director and Controller, before re-joining Sun Media in his current position. Prior to joining Sun Media in January 2004, Mr. Hung was Director of Finance of Score Media Inc. from 2000 to 2003. Mr. Hung is a member of the CICA.

Chloé Poirier, Treasurer. Ms. Poirier was appointed Treasurer in July 2009. She also serves as Treasurer of Quebecor Inc., Quebecor Media and Videotron. Ms. Poirier joined the company in 2001 as Director, Treasury / Assistant Treasurer, Treasury Operations. Prior to that, she was Analyst, Treasury and Finance with Natrel inc./Agropur from 1997 to 2001 and trader at la Caisse de dépôt et placement du Québec from 1995 to 1997. She is a Chartered Financial Analyst (CFA) and holds a Bachelor degree in Actuarial Science and an MBA from Université Laval.

Christian Marcoux, Assistant Corporate Secretary. Mr. Marcoux has been Assistant Corporate Secretary of Sun Media since December 2006. Mr. Marcoux joined Quebecor Media in 2006 as Senior Legal Counsel, Compliance and has been promoted to Director, Compliance, Corporate Secretariat in February 2010. He is currently acting as Assistant Secretary of Quebecor Inc., Quebecor Media, TVA Group and Videotron. From January 2004 to December 2006, Mr. Marcoux was Manager, Listed Issuer Services at the Toronto Stock Exchange. Prior to January 2004, Mr. Marcoux was an attorney with BCF LLP, a law firm, for three years. He has been a member of the Quebec Bar Association since 2000.

Board Practices

Reference is made to “– Directors and Senior Management” for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.

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

The current mandate of our Audit Committee provides, among other things, that our Audit Committee reviews our annual and quarterly financial statements before they are submitted to our Board of Directors, as well as the financial information contained in our annual reports on Form 20-F, our management’s discussion and analysis of financial condition and results of operations, our quarterly reports furnished to the SEC under cover of Form 6-K and other documents containing similar information before their public disclosure or filing with regulatory authorities; reviews our accounting policies and practices; and discusses with our independent auditors the scope of their audit and reviews their recommendations and the responses of our management to their recommendations. Our Audit Committee is also responsible for ensuring that we have in place adequate and effective internal control and management information systems to monitor our financial information and to ensure that our transactions with related parties are made on terms that are fair for us. Our Audit Committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to our independent auditor, and submits the appropriate recommendations to our Board of Directors in connection with these services and fees. Our Audit Committee also reviews the scope of the audit and the results of the examinations conducted by our internal audit department. In addition, our Audit Committee recommends the appointment of our independent auditors, subject to shareholder approval. It also reviews and approves our Code of Ethics for our President and Chief Executive Officer and principal financial officers.

Compensation of Directors and Executive Officers

All of our directors are also directors of Quebecor Media, and, as such, do not receive any compensation in their capacity as directors of Sun Media, except for the members of our Audit Committee, who receive attendance fees of $2,500 per meeting, and except for the Chairman of our Audit Committee (currently, Mr. La Couture) who also receives an annual fee of $4,500 to act in such capacity. Our directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our Board of Directors and our Audit Committee. During the financial year ended December 31, 2009, the amount of compensation (including benefits in kind) paid to our five directors for services in all capacities to Sun Media and its subsidiaries was $134,500.

Compensation of our senior executive officers is composed primarily of base salary and the payment of cash bonuses. Cash bonuses are generally tied to the achievement of financial performance indicators and personal objectives, and they may vary from 20.0% to 75.0% of base salary depending upon the level of responsibilities of the senior executive officer. Our executive compensation package is also complemented by long-term incentives in the form of options to purchase common shares to be issued pursuant to Quebecor Media’s stock option plan.

The aggregate amount of compensation paid by Sun Media with respect to the year ended December 31, 2009 to our executive officers, as a group, who are named in the table under “—Directors and Senior Management”, was $4.5 million, including salaries, bonuses and profit-sharing payments.

Quebecor Media’s Stock Option Plan

Under a stock option plan established by Quebecor Media, 6,180,140 common shares of Quebecor Media have been set aside for officers, senior employees, directors and other key employees of Quebecor Media and its subsidiaries, including Sun Media. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of Quebecor Media common shares at the date of grant, as determined by its Board of Directors (if Quebecor Media common shares are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of grant of the common shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant. As long as the shares of Quebecor Media have not been listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options to receive an amount in cash equal to the difference between the fair market value of the common shares, as determined by Quebecor Media’s Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, purchase common shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless Quebecor Media’s Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by Quebecor Media’s Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of grant.

During the year ended December 31, 2009, 63,000 options under this plan were granted to directors, officers and employees of Sun Media (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group companies), with a weighted average exercise price of $39.41 per option, as determined by Quebecor Media’s Compensation Committee. During the year ended December 31, 2009, a total of 11,850 options were exercised by officers and employees of Sun Media, for aggregate gross value realized of $130,720. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2009, an aggregate total of 604,302 options granted to directors, officers and employees of Sun Media (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group companies) remain outstanding, with a weighted average exercise price of $42.46 per option, as determined by Quebecor Media’s Compensation Committee. Of these outstanding options, 458,885 options have been granted (and remain outstanding) to executive officers of Sun Media (excluding executive officers who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group companies), with a weighted average exercise price of $42.09 per option.

Pension Benefits

Quebecor Media maintains a pension plan for its non-unionized employees and those of its subsidiaries, including Sun Media. The pension plan provides higher pension benefits to eligible executive officers than those provided to other employees. The higher pension benefits under this plan are equal to 2.0% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and from the age of 61 years without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension payable under such pension plan is as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $124,722. An executive officer contributes to the plan an amount equal to 5% of his or her salary up to a maximum of $6,236 in respect of 2010.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Participation
Compensation	10	15	20	25	30
$124,722 or more	$24,944	$37,417	$49,889	$62,361	$74,833

Supplemental Retirement Benefit Plan for Designated Executives

In addition to the pension plan in force, Quebecor Media provides supplemental retirement benefits to certain designated executives. As of December 31, 2009, three senior executive officers of Sun Media are participants under this plan, with credited service ranging from four years to six years.

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

	Years of Credited Service
Compensation	10	15	20	25	30
$200,000	$15,056	$22,583	$30,111	$37,639	$45,167
$300,000	$35,056	$52,583	$70,111	$87,639	$105,167
$400,000	$55,056	$82,583	$110,111	$137,639	$165,167
$500,000	$75,056	$112,583	$150,111	$187,639	$225,167
$600,000	$95,056	$142,583	$190,111	$237,639	$285,167
$800,000	$135,056	$202,583	$270,111	$337,639	$405,167
$1,000,000	$175,056	$262,583	$350,111	$437,639	$525,167
$1,200,000	$215,056	$322,583	$430,111	$537,639	$645,167
$1,400,000	$255,056	$382,583	$510,111	$637,639	$765,167

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

Employees

As of December 31, 2009, we employed approximately 4,305 employees (comprised of approximately 3,627 full-time employees and approximately 678 part-time employees expressed as full-time equivalents. In addition, we employ the services of a number of freelancers from time to time.

The following table presents the approximate total number of employees of Sun Media as of December 31, 2009, 2008 and 2007 and provides a breakdown by geographic location. Total employees include full-time employees and part-time employees expressed as full-time equivalents.

	2009	2008	2007

Ontario	1,825	1,966	2,123
Quebec	1,279	1,642	1,830
Alberta	873	1,108	1,141
Manitoba	263	307	352
Saskatchewan	41	52	48
British Columbia	21	38	39
New Brunswick	3	7	8

Total Company employees at year end	4,305	5,120	5,541

The decrease in the number of employees at December 31, 2009 compared to December 31, 2008 is primarily attributable to the significant restructuring initiatives implemented in late 2008 and throughout 2009 across the country.

The decrease in the number of employees at December 31, 2008 compared to December 31, 2007 is primarily attributable to restructuring initiatives and the complete transfer of printing operations at the Toronto Sun and the Journal de Montréal to the printing facilities in Islington, Ontario, and Mirabel, Quebec, respectively, both owned and operated by Quebecor Media Printing.

As of December 31, 2009, approximately one-third of our employees are unionized. We are currently a party to 38 collective bargaining agreements. As of February 28, 2010, 18 of our collective bargaining agreements, representing 437, or 34%, of our unionized employees, have expired. Negotiations regarding these 18 collective bargaining agreements are either in progress or will be undertaken in 2010. Our 20 other collective bargaining agreements, representing approximately 850 unionized employees, are scheduled to expire on various dates through 2013. See also the risk factor “Item 3. Key Information – Risk Factors – We may be adversely affected by strikes and other labor protests” above.

We have in the past experienced labor disputes which have disrupted our operations, resulted in damage to our network or our equipment and impaired our growth and operating results. We currently have a labor dispute affecting the editorial, classified, sales support and business office staff of the Journal de Montréal.

We cannot predict the outcome of this work stoppage, although we currently anticipate that any prolonged work stoppage would have an adverse effect on operations at the newspaper, despite our current ability to continue its circulation. Nor can we predict the outcome of our other current or future negotiations relating to labor disputes, union representation or the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labor protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and/or service interruption, which could adversely affect our business, assets, financial position, results of operations and reputation. Even if we do not experience strikes or other forms of labor protests, the outcome of labor negotiations could adversely affect our business and results of operations, including if current or future labor negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs is limited by the terms of our collective bargaining agreements.

In regards to a work stoppage at Les Éditions du Réveil, an agreement was reached and a three-year collective agreement was signed on February 24, 2010.

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

Quebecor Media is 54.7% owned by Quebecor and 45.3% owned by CDP Capital d’Amérique Investissements Inc. Quebecor is a communications holding company. Its primary asset is its interest in Quebecor Media. CDP Capital d’Amérique Investissements Inc. is a wholly-owned subsidiary of Caisse de dépôt et placement du Québec, one of Canada’s largest pension fund managers.

Certain Relationships and Related Party Transactions

The following describes certain material transactions in which we and our directors, executive officers and affiliates are involved. We believe that each of the transactions described below is on terms no less favorable to us than could have been obtained from unrelated third parties.

Investment in preferred shares of and convertible obligations issued to related companies

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, since 2001, Sun Media has, from time to time, entered into transactions involving the purchase of preferred shares from and concurrent issuance of convertible obligations issued to related companies. From Sun Media’s standpoint, these transactions significantly reduce its income tax obligation, since the interest expense on the convertible obligations is deductible for Canadian income tax purposes, while the dividend income on the preferred shares is not taxable.

The convertible obligations are redeemable by the Company, in whole or in part, including accrued interest, at any time prior to maturity. The holder may, upon the occurrence of certain events, require the Company to redeem the convertible obligations at a redemption amount equal to the then-outstanding principal plus any accrued and unpaid interest.

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

The Company’s investment in preferred shares are redeemable at the option of the issuer or retractable at the option of the Company at the paid-up value, are non-voting, and carry a fixed cumulative preferential dividend payable by the Company semi-annually.

The following tables summarize the Company’s issuance/redemption of convertible obligations and their year of maturity, and investment/sale/conversion of preferred shares to related companies:

Quebecor Media

	Convertible Obligation Issue
	2008	2020	2021	2022	Total
	(in thousands of Canadian dollars)
Issue or Redemption Date
Balance – December 31, 2006	$235,000	$200,000	$120,000	$—	$555,000
July 13, 2007	(235,000)	—	—	—	(235,000)
July 27, 2007	—	—	—	240,000	240,000

Balance – December 31, 2007	$—	$200,000	$120,000	$240,000	$560,000
December 19, 2008	—	(200,000)	(120,000)	(240,000)	(560,000)

Balance – December 31, 2008 and 2009	$—	$—	$—	$—	$—

	Quebecor Media Preferred Shares
	12.5% Series A	10.85% Series F	10.85% Series G	Total
	(in thousands of Canadian dollars)
Issue, Conversion or Sale Date
Balance – December 31, 2006	$235,000	$320,000	$—	$555,000
July 13, 2007	(235,000)	—	—	(235,000)
July 27, 2007	—	—	240,000	240,000
December 20, 2007	—	(320,000)	320,000	—

Balance – December 31, 2007	$—	$—	$560,000	$560,000
December 19, 2008	—	—	(560,000)	(560,000)

Balance – December 31, 2008 and 2009	$—	$—	$—	$—

SUN TV

	2020 Convertible Obligation Issue 10.50%	SUN TV Preferred Shares 10.85%
	(in thousands of Canadian dollars)
Issue or Redemption Date
Balance – December 31, 2006	$34,375	$34,375
December 20, 2007	(24,625)	(24,625)

Balance – December 31, 2007 and 2008	$9,750	$9,750
June 26, 2009	(9,750)	(9,750)

Balance – December 31, 2009	$—	$—

Quebecor Media Printing

	2023 Convertible Obligation Issue 11.0%	Quebecor Media Printing Class G Preferred Shares 11.25%
	(in thousands of Canadian dollars)
Issue or Redemption Date
Balance – December 31, 2007	$—	$—
June 16, 2008	500,000	500,000
November 19, 2008	(310,000)	(310,000)

Balance – December 31, 2008	190,000	190,000
May 21, 2009	(190,000)	(190,000)

Balance – December 31, 2009	$—	$—

During the year ended December 31, 2009, the total interest expense on the convertible obligations issued to related companies was $8.8 million (2008 – $84.0 million; 2007 – $63.0 million). For the year ended December 31, 2009, the total interest paid by Sun Media on its convertible obligations was $9.2 million (2008 – $85.1 million; 2007 – $90.4 million). As of December 31, 2009, interest payable on convertible obligations issued to related companies was nil (2008 – $0.5 million).

During the year ended December 31, 2009, total dividends declared on the Cumulative First Preferred Shares of related companies were $9.0 million (2008 – $86.5 million; 2007 – $65.0 million). For the year ended December 31, 2009, Sun Media received dividend payments of $9.4 million (2008 – $87.7 million; 2007 – $93.3 million). As of December 31, 2009, dividends receivable from related companies was nil (2008 – $0.5 million).

As of December 31, 2009, the Company’s investment in preferred shares of related companies and the principal balance of its convertible obligations was nil (2008 – $199.8 million).

On January 20, 2010, the Company entered into a tax consolidation transaction with Quebecor Media Printing, a related company, pursuant to which Quebecor Media Printing issued a subordinated loan in the amount of $590.0 million to the Company with an interest rate of 11.0%. Concurrently, the Company used the proceeds of this loan to invest in $590.0 million of preferred shares issued by Quebecor Media Printing bearing a dividend rate of 11.25%.

Investment in subordinated loans from and preferred shares issued to related companies

In October 2009, Sun Media invested in certain subordinated loans issued by related companies and concurrently issued Class C Preferred Shares, Series 1, to related companies. These transactions had the effect of transferring unused non-capital losses from Sun Media to the related companies. See also Note 14(c) to our audited consolidated financial statements included in “Item 17. Financial Statements” of this annual report. The subordinated loans issued by the related companies had a maturity date of October 21, 2024 and bore interest at 11.24%, payable semi-annually on June 20 and December 20. The subordinated loans were prepayable by the borrowers in whole or in part, including accrued interest, at any time prior to maturity. On November 25, 2009, Sun Media sold its investment in its subordinated loans and concurrently redeemed its Class C Preferred Shares, Series 1.

The following tables summarize the Company’s issuance/redemption of Class C Preferred Shares, Series 1, and investment/sale of subordinated loans issued by related companies:

Videotron

	Videotron Subordinated Loan	Class C Preferred Shares, Series 1
	(in thousands of Canadian dollars)
Issue or Redemption Date
Balance – December 31, 2007 and 2008	$—	$—
October 21, 2009	820,000	820,000
November 25, 2009	(820,000)	(820,000)

Balance – December 31, 2009	$—	$—

Quebecor Media

	Quebecor Media Subordinated Loan	Class C Preferred Shares, Series 1
	(in thousands of Canadian dollars)
Issue or Redemption Date
Balance – December 31, 2007 and 2008	$—	$—
October 21, 2009	1,120,000	1,120,000
November 25, 2009	(1,120,000)	(1,120,000)

Balance – December 31, 2009	$—	$—

The Company has classified its Class C Preferred Shares, Series 1, as a financial liability due to the nature of its underlying features. Accordingly, the dividends declared on its Class C Preferred Shares Series 1 are classified in the Consolidated Statements of Income as financial expenses.

During the year ended December 31, 2009, dividends declared on the Class C Preferred Shares, Series 1 were $20.9 million (2008 – nil; 2007 – nil) and interest income on the subordinated loans issued by Videotron and Quebecor Media was $20.9 million (2008 – nil; 2007 – nil).

As a result of the unused non-capital losses transferred to Videotron and Quebecor Media, Sun Media will receive cash consideration of $2.6 million and $3.5 million, respectively, from each of these related companies for a total of $6.1 million.

Subordinated loans

In October 2007, the Company entered into a subordinated loan agreement with Quebecor Media in the amount of $237.5 million, maturing October 31, 2013 and in April 2008, the Company entered into another subordinated loan agreement with Quebecor Media in the amount of $24.0 million, maturing April 10, 2014 (collectively the “Subordinated Loans”). These Subordinated Loans bear interest at an annual rate of 7.0%. The Subordinated Loans are prepayable by the Company, in whole or in part, including accrued interest, at any time prior to maturity. Quebecor Media may, upon the occurrence of certain events, cause the outstanding principal and accrued interest to become immediately due and payable.

The Subordinated Loans are also convertible by either the Company or Quebecor Media, in whole or in part, including accrued interest (unless the Company elects to pay the accrued interest in cash), at any time prior to maturity, into fully paid and non-assessable common shares of the Company. The number of such shares shall be determined by dividing the amount to be so converted by the fair value of one common share as determined by the Board of Directors. The Company may elect to defer, at any time and from time to time, interest payments on the Subordinated Loans by a period of up to 12 months, provided, however, that no deferral period may extend beyond the maturity date.

The following table summarizes the Company’s issuance (conversion) of Subordinated Loans from Quebecor Media and their maturities:

	2013 Subordinated Loan	2014 Subordinated Loan	Total
	(in thousands of Canadian dollars)
Issue or conversion date
Balance – December 31, 2007	$237,500	$—	$237,500
April 10, 2008	—	24,000	24,000

Balance – December 31, 2008	237,500	24,000	261,500
June 25, 2009	—	(24,000)	(24,000)
June 26, 2009	(25,500)	—	(25,500)

Balance – December 31, 2009	$212,000	$—	$212,000

On June 25, 2009, Quebecor Media converted a principal amount of $24.0 million of its 2014 Subordinated Loan into 60,000 Class A Common Shares at a conversion price of $400 per share. On June 26, 2009, Quebecor Media converted an additional principal amount of $25.5 million of its 2013 Subordinated Loan into 63,750 Class A Common Shares at a conversion price of $400 per share.

During the year ended December 31, 2009, interest expense on the Subordinated Loans amounted to $16.5 million (2008 – $17.7 million; 2007 – $2.7 million).

Management fees

The Company pays annual management fees to Quebecor Media for services rendered to Sun Media. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. In 2009, the annual management fee was $8.9 million (2008 – $6.6 million; 2007 – $8.5 million). As of December 31, 2009, the outstanding balance payable relating to these fees was $2.1 million (2008 – nil).

The Company receives annual management fees from Osprey Media for services provided to them. These services include advertising, accounting, payroll, accounts payable, information technology and administration which were previously performed internally by Osprey Media. In 2009, the annual management fee was $3.8 million (2008 – nil; 2007 – nil).

Agreement to sell assets in SUN TV

On June 27, 2009, as part of a corporate reorganization initiated by Quebecor Media, TVA Group entered into an agreement with the Company under which TVA Group committed to become the sole owner of SUN TV’s licence and assets in the future. Under this agreement, the Company received a cash deposit of $2.0 million, which is included in the Company’s consolidated balance sheets as accounts payable and accrued charges. On December 1, 2009, the CRTC approved the transfer of SUN TV’s broadcast license to TVA Group. The transaction is subject to the satisfaction of certain conditions, which currently remain pending.

Other related party transactions

The Company earns revenue for advertising and other services, and incurs expenses for purchases and services, with related companies under common control in the normal course of operations, including the printing of certain publications at Quebecor Media’s printing facilities in Islington, Ontario, and Mirabel, Quebec. Those transactions were concluded and accounted for at the exchange amount and are summarized as follows:

	2009	2008	2007
	(in thousands of Canadian dollars)
Revenues	$28,827	$23,458	$16,883
Accounts receivable	5,668	2,641	4,681
Purchases and services	100,202	115,095	52,250
Accounts payable	72,719	11,836	34,193

Revenues include $4.7 million of barter advertising with related parties (2008 – $3.9 million; 2007 – $3.0 million).

Item 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Our audited consolidated balance sheets as of December 31, 2009 and 2008 and our audited consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for each of the years ended December 31, 2009, 2008 and 2007, as well as the auditor’s reports thereon, are presented under “Item 17. Financial Statements” of this annual report.

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

Dividend Distribution Policy

In the year ended December 31, 2009, we paid aggregate dividends of $8.0 million, or approximately $6.34 per common share (based on the number of common shares outstanding on the date of the dividend payment), to our sole shareholder, a wholly-owned subsidiary of Quebecor Media, in connection with its ownership of Class A Common Shares. In the year ended December 31, 2008, we paid aggregate dividends of $134.0 million, or $106.26 per common share, and we paid aggregate dividends of $82.0 million, or $65.03 per common share, during the year ended December 31, 2007.

Sun Media’s Board of Directors has not determined what level of dividends or other distributions, if any, Sun Media will, to the extent permitted by the terms of its indebtedness and applicable law, pay to its shareholder, in 2010.

Significant Changes

Except as otherwise disclosed in this annual report, there have been no significant changes in the financial position of the Company since December 31, 2009.

Item 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A. Share Capital

As of December 31, 2009, 1,384,752 of our Class A Common Shares were issued and outstanding, 100% of which are owned by 3535991 Canada Inc., a wholly-owned subsidiary of Quebecor Media. Sun Media has no other share capital issued and outstanding.

B. Memorandum and Articles of Association

The following is a description of certain provisions of the Articles of Sun Media (the “Articles”). The complete Articles, as amended, are filed as Exhibits to this annual report.

1.

On July 3, 2001, Sun Media was continued out from the federal jurisdiction into the jurisdiction of the province of British Columbia, Canada, under the Company Act (British Columbia) as company no. C-630300. On May 17, 2004, Sun Media was transitioned to comply with British Columbia’s new corporate legislation, the Business Corporations Act (British Columbia) (the “Act”). On December 27, 2008, Sun Media’s two wholly owned significant subsidiaries, Bowes Publishers Limited and Sun Media (Toronto) Corporation, were amalgamated with Sun Media. The Articles do not limit Sun Media’s objects or powers.

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

Class C Preferred Shares

Class C Preferred Shares may be issued by Sun Media in one or more series, and the Board of Directors of Sun Media may, from time to time, by resolution:

(a)	alter the Notice of Articles to fix the number of shares in, and to determine the designation of the shares of, each series; and

(b)

alter the Notice of Articles or the Articles to create, define and attach special rights and restrictions to the shares of each series, subject to the special rights and restrictions attached to the shares of the Class, including without in any way limiting or restricting the generality of the foregoing, the following:

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

A right or special right attached to issued shares must not be prejudiced or interfered with under this Act or under the memorandum, notice of articles or articles unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of those shareholders.

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

If the Sun Media directors do not, within 21 days after the date on which the requisition is received by Sun Media, send notice of a general meeting to each shareholder entitled to attend the meeting, the shareholders, or any one or more of them holding, in the aggregate, more than  1/20 of the issued shares of Sun Media that carry the right to vote at general meetings, may send notice of a general meeting to be held to transact the business stated in the requisition. A meeting thus called by requisitioning shareholders must be held within 4 months after the date on which the requisition is received by Sun Media, and, as nearly as possible, be conducted in the same manner as a general meeting called by the directors pursuant to the basic shareholder meeting requisitions provisions in Section 167 (5) of the Act.

6.

Limitations on right to own securities: There is no limitation imposed by Canadian law or by the charter or other constituent documents of Sun Media on the right of nonresidents or foreign owners to hold or vote shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Canada Act”). The Investment Canada Act requires “non-Canadian” (as defined in the Investment Canada Act) individuals, governments, corporations and other entities who wish to acquire control of a “Canadian business” (as defined in the Investment Canada Act) to file either an application for review when certain asset value thresholds are met, or a post-closing notification with the Director of Investments appointed under the Investment Canada Act. The Investment Canada Act requires that when an acquisition of control of a Canadian business by a “non-Canadian” is subject to review, it must be approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act.

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

C. Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which Sun Media or any of its subsidiaries is a party, for the two years preceding publication of this annual report.

(a)

$350,000,000 12.15% Convertible Obligation due November 28, 2008 between Sun Media and Quebecor Media, dated as of November 28, 2002; $255,000,000 10.50% Convertible Obligation due January 14, 2020 between Sun Media and Quebecor Media, dated as of January 14, 2005; $120,000,000 10.50% Convertible Obligation due June 12, 2021 between Sun Media and Quebecor Media, dated as of June 12, 2006; and $240,000,000 10.50% Convertible Obligation due December 20, 2022 between Sun Media and Quebecor Media, dated as of July 27, 2007.

On November 28, 2002, we issued a 12.15% convertible obligation due 2008 to Quebecor Media in the principal amount of $350.0 million, and we used the proceeds to invest in $350.0 million of Quebecor Media Series A Cumulative First Preferred Shares, in a transaction designed for tax planning purposes. Under the terms of this convertible obligation, we could elect to defer, at any time and from time to time, coupon payments on the $350.0 million convertible obligation issued in November 2002 by extending the coupon payment period on the obligation for a period of up to 12 consecutive semi-annual periods, provided, however, that no extension period could extend beyond the stated maturity of the convertible obligation. Also under the terms of this convertible obligation, we could, at any time, at our option, elect to satisfy our obligation to pay deferred semi-annual and the final coupon payment amounts by issuing and delivering to the holder, for each portion of one thousand dollars of coupon payment owed under this convertible obligation, the number of common shares of our capital stock valued at their fair value, determined by our Board of Directors. By giving notice to the holder at any time prior to the stated maturity, we could have elected to convert all or any part of the unpaid face amount and accrued and unpaid coupon payments into common shares, the number of which shares being determined by dividing the amount to be so converted by the fair value of one common share. Pursuant to the terms of this convertible obligation, we could have, at any time, required Quebecor Media to redeem the preferred shares at par plus accrued and unpaid dividends, and Quebecor Media could have, at its option at any time, redeemed the preferred shares at par plus accrued and unpaid dividends. The convertible obligation matured on November 28, 2008 and was repaid.

On January 14, 2005, we issued a new convertible obligation to Quebecor Media in the amount of $255.0 million. This new convertible obligation had a stated maturity of January 14, 2020, bore interest at 10.50% payable semi-annually and otherwise had terms and conditions substantially similar to our previously issued convertible obligations as described above. We used the proceeds from the issuance to invest in an additional $255.0 million of Quebecor Media Series F Cumulative First Preferred Shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to the Quebecor Media Series A Cumulative First Preferred Shares described above.

On June 12, 2006, we issued a new convertible obligation to Quebecor Media in the amount of $120.0 million. This new convertible obligation had a stated maturity of June 12, 2021, bore interest at 10.50% payable semi-annually and otherwise had terms and conditions substantially similar to our previously issued convertible obligations as described above. We used the proceeds from the issuance of this issuance to invest in an additional $120.0 million of Quebecor Media Series F Cumulative First Preferred Shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to the Quebecor Media Series A Cumulative First Preferred Shares described above.

On July 27, 2007, we issued a new convertible obligation to Quebecor Media in the amount of $240.0 million. This new convertible obligation had a stated maturity of December 20, 2022, bore interest at 10.50% payable semi-annually and otherwise had terms and conditions substantially similar to our previously issued convertible obligations as described above. We used the proceeds from the issuance to invest in $240.0 million of Quebecor Media Series G Cumulative First Preferred Shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to the Quebecor Media Series A Cumulative First Preferred Shares described above.

As a result of a number of repayment and redemption transactions effected since 2002, the Company’s investment in Quebecor Media preferred shares and the principal balance of its convertible obligations was nil as of December 31, 2009. See also Note 7(a) to our audited consolidated financial statements (included under “Item 17. Financial Statements” of this annual report), which summarizes Sun Media’s issuance and redemption of convertible obligations to Quebecor Media, and investments in Quebecor Media preferred shares.

(b)

Indenture relating to US$205,000,000 of our 7 5 /8% Senior Notes due February 15, 2013, dated as of February 7, 2003, by and among Sun Media, the guarantors party thereto, and National City Bank, as trustee, as supplemented.

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

Except as otherwise dislcosed, the convertible obligations we issue to Quebecor Media from time to time are subordinated in right of payment to the prior payment in full of our Senior Notes (and guarantees) and all our other senior indebtedness, including indebtedness under our credit facilities.

(c)

Credit Agreement, dated as of February 7, 2003, as amended, by and among Sun Media, the guarantors party thereto, Banc of America Securities LLC, Credit Suisse First Boston Canada, the lenders party thereto, and Bank of America, N.A., as Administrative Agent.

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

In connection with this credit facility, certain of our subsidiaries, including Bowes Publishers Limited, Sun Media (Toronto) Corporation, and SMC Nomineeco Inc., executed a guarantee in favor of Bank of America. Pursuant to this guarantee, these subsidiaries guaranteed our debt under this Credit Agreement fully and unconditionally, jointly and severally, on a senior secured basis. Since then, all of our subsidiaries have been amalgamated with and into Sun Media. See “Item 4. Information on the Company — History and Development of the Company” of this annual report. See also Note 12 to our audited consolidated financial statements (included under “Item 17. Financial Statements” of this annual report).

(d)	$37,300,000 10.50% Convertible Obligation due July 6, 2020, by and between Sun Media and SUN TV, dated as of July 12, 2005.

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

On December 20, 2006, Sun Media sold $2.925 million of its investment in SUN TV Preferred Shares and used the proceeds to redeem $2.925 million of its convertible obligation. On December 20, 2007, Sun Media sold $24.625 million of its investment in SUN TV Preferred Shares and used the proceeds to redeem $24.625 million of its convertible obligations. On June 26, 2009, Sun Media sold $9.75 million of its investment in SUN TV Preferred Shares and used the proceeds to redeem $9.75 million of its convertible obligation. As of December 31, 2009, the Company’s investment in SUN TV Preferred Shares and the principal balance of its convertible obligations was nil.

(e)	Subordinated Loan Agreements, dated as of October 31, 2007 and April 10, 2008, by and between Sun Media, as borrower, and Quebecor Media, as lender.

On October 31, 2007, Sun Media entered into a $237.5 million subordinated loan agreement with Quebecor Media. This Subordinated Loan bears interest at an annual rate of 7.00% and matures on October 31, 2013. The 2013 Subordinated Loan is prepayable by Sun Media, in whole or in part, including accrued interest, at any time prior to maturity. Quebecor Media may, upon the occurrence of certain events, cause the outstanding principal and accrued interest to become immediately due and payable.

At any time prior to maturity, the 2013 Subordinated Loan (including accrued interest thereon) is convertible, in whole or in part, at the option of either Sun Media or Quebecor Media, into fully-paid and non-assessable common shares of Sun Media (although Sun Media may in any event elect to pay accrued interest in cash). The number of such shares being determined by dividing the amount to be so converted by the fair value of one common share as determined by the Board of Directors of the Sun Media. Sun Media may elect to defer, at any time and from time to time, interest payments on the subordinated loans by a period of up to 12 months, provided, however, that no deferral period may extend beyond the maturity date.

On April 10, 2008, the Company entered into an additional $24.0 million subordinated loan agreement with Quebecor Media which bore interest at an annual rate of 7.00% and had a stated maturity of April 10, 2014. Aside from the maturity date, the 2014 Subordinated Loan had the same principal terms and conditions, including convertibility, as the 2013 Subordinated Loan. On June 25, 2009, Quebecor Media converted the full amount of the 2014 Subordinated Loan into 60,000 Class A Common Shares of Sun Media at a conversion price of $400 per share. On June 26, 2009 Quebecor Media converted an amount of $25.5 million of the 2013 Subordinated Loan into 63,750 Class A Common Shares of Sun Media at a conversion price of $400 per share. All Class A Common Shares of Sun Media issued in connection with such conversions are currently held by 3535991 Canada Inc.

(f)

$500,000,000 11.00% Convertible Obligation due June 16, 2023, by and between Sun Media and Quebecor Media Printing, dated as of June 16, 2008; $590,000,000 11.00% Convertible Obligation due January 20, 2015 to Quebecor Media Printing, dated as of January 20, 2010.

On June 16, 2008, the Company issued a convertible obligation to Quebecor Media Printing in the amount of $500.0 million. This convertible obligation matures on June 16, 2023 and bears interest at 11.00% payable semi-annually. The Company used the proceeds from the issuance of this convertible obligation to invest in $500.0 million of Quebecor Media Printing Class G Preferred Shares, carrying an 11.25% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to the Quebecor Media and SUN TV Preferred Shares.

On November 19, 2008, the Company sold $310.0 million of its investment in Class G Preferred Shares of Quebecor Media Printing and used the proceeds to redeem $310.0 million of its 2023 Convertible Obligation Issue.

On May 21, 2009, the Company sold $190 million of its investment in Class G Preferred Shares of Quebecor Media Printing and used the proceeds to redeem $190 million of its 2023 Convertible Obligation Issue. As of December 31, 2009, the Company’s investment in Quebecor Media Printing Class G Preferred Shares and the principal balance of its 2023 Convertible Obligation Issue was nil (it was $190.0 in 2008 and nil in 2007).

On January 20, 2010, the Company issued a 11.00% convertible obligation due January 20, 2015 to Quebecor Media Printing, in the principal amount of $590.0 million. This convertible obligation has similar terms and conditions as the previous one issued to Quebecor Media Printing on June 16, 2008. The Company used the proceeds from the issuance of this convertible obligation to invest in $590.0 million of Quebecor Media Printing Class G Preferred Shares, carrying an 11.25% annual fixed cumulative preferential dividend.

(g)	$1,120,000,000 11.25% Class C Preferred Shares, Series 1 issued by Sun Media to Quebecor Media, dated as of October 21, 2009.

On October 21, 2009, Sun Media issued 56 Class C Preferred Shares, Series 1 to Quebecor Media, with a total value of $1.12 billion. The Class C Preferred Shares, Series 1 are redeemable at the option of the Company or the holder, are non-voting and carry an 11.25% annual fixed cumulative preferential dividend payable semi-annually. Concurrently, Sun Media used the proceeds from the issuance of theses Class C Preferred Shares, Series 1 to invest in a subordinated loan issued by Quebecor Media, in the amount of $1.12 billion. The subordinated loan matures on October 21, 2024 and bears interest at 11.24%, payable semi-annually on June 20 and December 20. The subordinated loan is pre-payable by the borrower in whole or in part, including accrued interest, at any time prior to maturity.

On November 25, 2009 Sun Media sold its investment in its subordinated loan of $1.12 billion and redeemed all 56 Class C Preferred Shares, Series 1 from Quebecor Media. As a result of the unused non-capital losses transferred to Quebecor Media, Sun Media received cash consideration of $3.5 million from Quebecor Media.

(h)	$820,000,000 11.25% Class C Preferred Shares, Series 1 issued by Sun Media to Videotron, dated as of October 21, 2009.

On October 21, 2009, Sun Media issued 41 Class C Preferred Shares, Series 1 to Videotron, with a total value of $820.0 million. Concurrently, Sun Media used the proceeds from the issuance of theses Class C Preferred Shares, Series 1 to invest in a subordinated loan issued by Videotron, in the amount of $820.0 million. These Class C Preferred Shares, Series 1 and subordinated loan have the same terms and conditions as those of Quebecor Media, described above.

On November 25, 2009 Sun Media sold its investment in its subordinated loan of $820.0 million and redeemed all 41 Class C Preferred Shares, Series 1 from Videotron. As a result of the unused non-capital losses transferred to Videotron, Sun Media received cash consideration of $2.6 million from Videotron.

D. Exchange Controls

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

There is no limitation imposed by Canadian law or by the Articles or other charter documents of the Company on the right of a non-resident to hold voting shares of the Company, other than as provided by the Investment Canada Act, as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business”, all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

E. Taxation

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

To ensure compliance with requirements imposed by the IRS, you are hereby informed that the U.S. tax advice contained herein: (i) is written in connection with the promotion or marketing by Sun Media of the transactions or matters addressed herein, and (ii) is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding U.S. tax penalties. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

U.S. INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DESCRIBED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

Interest on the Notes

Payments of stated interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. Interest on the notes will constitute income from sources outside the United States and generally, with certain exceptions, will be “passive category income”, which is treated separately from other income for purposes of computing the foreign tax credit allowable to a U.S. Holder under the federal income tax laws. Due to the complexity of the foreign tax credit rules, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that may be claimed as a credit.

In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the notes or may make payments or redeem the notes in advance of the expected maturity of the notes. According to U.S. Treasury regulations, the possibility that any such payments or redemptions will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. We believe the likelihood that we will make any such payments is remote. Therefore, we do not intend to treat the potential payments or redemptions pursuant to the provisions related to changes in Canadian laws or regulations applicable to tax-related withholdings or deductions, any registration rights provisions, or the other redemption and repurchase provisions as part of the yield to maturity of the notes or as affecting the tax treatment of the notes. Our determination that these contingencies are remote is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue income on its notes in excess of stated interest and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If we pay additional amounts on the notes, U.S. Holders will be required to recognize such amounts as income.

The notes were issued with a de minimis amount of original issue discount (“OID”). OID is the excess, if any, of a note’s “stated redemption price at maturity” over its “issue price”. A note’s stated redemption price at maturity is the sum of all payments provided by the note other than payments of qualified stated interest (i.e., stated interest that is unconditionally payable in cash or other property (other than debt of the issuer)). The “issue price” is the first price at which a substantial amount of the notes in the issuance that includes the notes is sold (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, agents or wholesalers). The amount of OID with respect to a note will be treated as zero if it is less than an amount equal to 0.0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity (or weighted average maturity, as applicable) (“de minimis OID”). Generally, any de minimis OID must be included in income as principal payments are received on the securities in the proportion that each such payment bears to the original principal balance of the security. The treatment of the resulting gain is subject to the general rules discussed under “—Sale, Exchange or Retirement of a Note” below.

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

Information reporting and backup withholding

In general, information reporting requirements may apply to payments of principal and interest on a note and to the proceeds of the sale or other disposition of a note made to U.S. Holders other than certain exempt recipients (such as corporations). A U.S. Holder of the notes may be subject to “backup withholding” with respect to certain “reportable payments”, including interest payments and, under certain circumstances, principal payments on the notes or upon the receipt of proceeds upon the sale or other disposition of such notes. These backup withholding rules apply if the U.S. Holder, among other things:

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

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

I. Subsidiary Information

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

Interest Rate Risk

The Company has entered into cross currency swap agreements in connection with the issuance of its Senior Notes. These agreements have the effect of converting the interest rate (i) from a fixed rate of 7.625% on US$155.0 million to a floating rate based on the 3-month banker’s acceptance rate plus a premium of 3.696% from February 15, 2008 to February 15, 2013, and (ii) from a fixed rate of 7.625% on US$50.0 million to a floating rate based on the 3-month banker’s acceptance rate plus a premium of 3.696% from February 7, 2003 to February 15, 2013.

Effective April 30, 2008, the Company entered into an interest rate swap in respect of its term loan “C” credit facility, with the effect of converting the floating base rate from the 3-month bankers’ acceptance rate to a fixed base rate of 3.75%.

As of December 31, 2009, and after taking into account related derivative financial instruments to which we are party, 89.0% of our long-term debt, excluding subordinated loans from Quebecor Media and convertible obligations issued to related companies, was floating rate debt. The Company may from time to time modify its exposure to variable interest rates through the use of financial instruments.

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

Commodity Price Risk

We are exposed to commodity price risk relating to the prices of newsprint, paper and ink, which are the basic raw materials used to publish newspapers. The market price of newsprint has historically been and may continue to be subject to significant price volatility. During 2009, our total newsprint consumption was approximately 128,000 metric tonnes. Newsprint represents our single largest raw material expense and one of our most significant operating costs. Newsprint expense represented 11.5% ($70.7 million) of our operating expenses for the year ended December 31, 2009. Changes in the price of newsprint could significantly affect our income, and volatile or increased newsprint costs have had, and may in the future have, a material adverse effect on our financial condition and results of operations.

In order to obtain more favorable pricing, we source substantially all of our newsprint from a single newsprint producer, AbitibiBowater. Pursuant to the terms of our agreement with AbitibiBowater, we obtain newsprint at a discount to market prices, receive additional volume rebates for purchases above certain thresholds, and benefit from a ceiling on the unit cost of newsprint. Our agreement with AbitibiBowater is a short-term agreement, and there can be no assurance that we will be able to renew this agreement or that AbitibiBowater will continue to supply newsprint to us on favorable terms or at all after the expiry of our agreement. Moreover, our newsprint producer AbitibiBowater voluntarily filed for protection from its creditors in Canada and the United States, meaning that our supply agreement could be repudiated by or on behalf of AbitibiBowater pursuant to Chapter 11 of the United States Bankruptcy Code in the United States and the CCAA. If we are unable to continue to source newsprint from AbitibiBowater on favorable terms, or if we are unable to otherwise source sufficient newsprint on terms acceptable to us, our costs could increase materially, which could materially adversely affect our liquidity, results of operations and financial condition. We also rely on our newsprint producer for deliveries of newsprint. The availability of our newsprint supply, and therefore our operations, may be adversely affected by various factors, including labor disruptions affecting our newsprint producer, the repudiation of our contract or the cessation of operations by our newsprint producer AbitibiBowater.

Credit Risk

Concentration of credit risk with respect to our trade receivables is limited due to the Company’s large customer base. Therefore, as of December 31, 2009, Sun Media had no significant concentration of credit risk.

We are exposed to credit risk in the event of non-performance by the counterparties to our derivative agreements. We do not obtain collateral or other security to support derivative financial instruments subject to credit risk, but we mitigate this risk by dealing only with major Canadian and U.S. financial institutions in accordance with our risk management policy and, accordingly, do not currently anticipate loss for non-performance.

Fair Value of Financial Instruments

The table below provides information on the derivative financial instruments and other financial instruments that are sensitive to changes in interest rates and foreign currencies as of the date shown.

	December 31, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions)
Financial Instrument
Long-term debt(1)	$(252.1)	$(232.4)	$(294.2)	$(242.4)
Cross-currency interest rate swaps and foreign exchange forward contracts	$(86.7)	$(86.7)	$(53.0)	$(53.0)
Interest rate swap on term loan “C” credit facility	$(1.9)	$(1.9)	$(3.0)	$(3.0)

(1)	The carrying value of long-term debt excludes adjustments to record changes in fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or other valuation models. When the Company is using valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Company’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs on the market to the net exposure of the counterparty or the Company.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models, including volatility and discount factors.

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

As of the end of the period covered by this report, Sun Media’s President and Chief Executive Officer and Sun Media’s Chief Financial Officer, together with members of Sun Media’s senior management, have carried out an evaluation of the effectiveness of Sun Media’s disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended; the “Exchange Act”) as controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, Sun Media’s President and Chief Executive Officer and Sun Media’s Chief Financial Officer, concluded that Sun Media’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the company files or submits under the Exchange Act is accumulated and communicated to management, including the company’s principal executive and principal financial officer, to allow timely decisions regarding disclosure.

Sun Media’s management is responsible for establishing and maintaining adequate internal control over financial reporting of the company (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Sun Media’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Sun Media’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Sun Media’s internal control over financial reporting was effective as of December 31, 2009.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related temporary SEC rules, this annual report does not include an attestation report of Sun Media’s registered public accounting firm regarding Sun Media’s internal control over financial reporting. Sun Media’s management’s report regarding the effectiveness of the Company’s internal control over financial reporting was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

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

We have a code of ethics (as defined in Item 16B of Form 20-F) that applies to all directors, officers and employees of Sun Media, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. In 2008 we adopted a restated Code of Ethics which effects a general update of the Code of Ethics that we originally adopted in 2003, as well as a new section specifically setting forth our commitment to respect for the environment and compliance with environmental laws and regulations. We filed a copy of our Code of Ethics as Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2008.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent public accountant for the fiscal years ended December 31, 2009 and December 31, 2008. Prior to then, KPMG LLP served as our independent public accountant, including for the fiscal year ended December 31, 2007. The audited financial statements for each of the fiscal years in the three-year period ended December 31, 2009 are included in this annual report on Form 20-F.

Our Audit Committee establishes the independent auditors’ compensation. In February 2010, the Audit Committee reviewed its policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre approved all audit services, determined which non-audit services the independent auditors are prohibited from providing, and authorized permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2009 and 2008, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditor, Ernst & Young LLP, for the year ended December 31, 2009 and the year ended December 31, 2008, and the aggregate fees billed for professional services and other services rendered by our former independent auditor, KPMG LLP, for a portion of the year ended December 31, 2008.

	2009	2008(1)	2008(2)

Audit Fees(3)	$686,000	$477,000	$124,000
Audit related Fees(4)	—	—	—
Tax Fees	—	28,000	—
All Other Fees(5)	103,500	—	—

Total	$789,500	$505,000	$124,000

(1)	Fees of Ernst & Young LLP
(2)	Fees of KPMG LLP
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

On June 9, 2008, Sun Media announced its decision to appoint Ernst & Young LLP as its auditors, and the dismissal of KPMG LLP, effective as of the 2008 financial year. Ernst & Young LLP has audited Sun Media’s financial statements for the year ended December 31, 2008 and the year ended December 31, 2009. The decision to change auditors was approved by the Audit Committee of the Board of Directors of Sun Media on May 5, 2008. This change in auditors was effected simultaneously with a corresponding change in auditors at Quebecor Media and at Quebecor Inc.

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

For Sun Media’s fiscal years ended December 31, 2007 and 2006 and any subsequent interim period through June 9, 2008, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused it to make reference to the subject matter of such disagreements in connection with their report on the financial statements for such years.

During Sun Media’s fiscal years ended December 31, 2007 and 2006 and any subsequent interim period prior to June 9, 2008, neither Sun Media nor anyone acting on its behalf, consulted with Ernst & Young LLP regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that would have been rendered on Sun Media’s consolidated financial statements and either a written report was provided to Sun Media or oral advice was provided that Ernst & Young LLP concluded was an important factor considered by Sun Media in reaching a decision as to the accounting, auditing or financial reporting issue, or (b) any matter that was either the subject of a disagreement (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) with the former auditors or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F).

On February 23, 2009, Sun Media provided KPMG LLP and Ernst & Young LLP with a copy of the foregoing disclosures. Sun Media requested that KPMG LLP furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. Sun Media received the requested letter from KPMG LLP, and a copy of KPMG LLP’s letter was filed as Exhibit 99.1 to Sun Media’s annual report on Form 20-F for the year ended December 31, 2008. Sun Media requested that Ernst & Young LLP review the foregoing disclosures and offered Ernst & Young LLP the opportunity to furnish Sun Media with a letter addressed to the Securities and Exchange Commission containing any new information, clarification of Sun Media’s expression of its views or the respects in which it does not agree with the statements by Sun Media in response to this Item 16F. Ernst & Young LLP had no disagreement with the disclosures and consequently declined the opportunity to furnish Sun Media with such a letter.

Item 16G.	CORPORATE GOVERNANCE

Not Applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

The audited consolidated balance sheets of the Company, as of December 31, 2009 and 2008 and the consolidated statements of income, comprehensive income, shareholder’s equity and cash flows of the Company for the years ended December 31, 2009, 2008 and 2007, including the notes thereto and together with the auditors’ reports thereon, are included beginning on page F-1 of this annual report.

Item 18.	FINANCIAL STATEMENTS

Not applicable.

Item 19.	EXHIBITS

The following documents are filed as exhibits to this Form 20-F:

Exhibit Number	Description

1.1

Certificate of Amalgamation and Articles of Sun Media, dated as of December 27, 2008 (Incorporated by reference to Exhibit 1.1 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2008).

1.2	Certificate of Incorporation and Articles of 7258976 Canada Inc., dated as of October 14, 2009.

1.3	By-laws of 7258976 Canada Inc.

2.1	Form of 7 5/8% Senior Note due 2013 of Sun Media (included in Exhibit A to Exhibit 2.2 below).

2.2

Indenture, dated as of February 7, 2003, among Sun Media, the subsidiary guarantors signatory thereto, and National City Bank, as trustee (Incorporated by reference to Exhibit 2.2 of Sun Media’s Registration Statement on Form F-4, filed on March 24, 2003, Registration Statement No. 333-103998).

2.3

Subordination Agreement dated as of February 7, 2003 among Sun Media, Quebecor Media and National City Bank (Incorporated by reference to Exhibit 2.3 of Sun Media’s Registration Statement on Form F-4, filed on March 24, 2003, Registration Statement No. 333-103998).

2.4

First Supplemental Indenture, dated as of July 30, 2004, by and among Sun Media, the subsidiary guarantors signatory thereto and U.S. Bank Corporate Trust Services (formerly National City Bank), as trustee (Incorporated by reference to Exhibit 2.4 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2004).

2.5

Third Supplemental Indenture, dated as of October 28, 2009, by and among Sun Media, the subsidiary guarantor signatory thereto and U.S. Bank National Association (formerly National City Bank), as trustee.

4.1

Credit Agreement dated as of February 7, 2003 by and among Sun Media, Bank of America, N.A., Banc of America Securities LLC and Credit Suisse First Boston Corporation, as arrangers, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto (Incorporated by reference to Exhibit 4.3 of Sun Media’s Registration Statement on Form F-4, filed on March 24, 2003, Registration Statement No. 333-103998).

4.2

First Amending Agreement to the Credit Agreement, dated as of December 2, 2003, by and among Sun Media, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto (Incorporated by reference to Exhibit 4.4 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2003).

4.3

Second Amending Agreement to the Credit Agreement, dated as of October 12, 2004, by and among Sun Media, Bank of America, N.A., as administrative agent, and certain other financial institutions signatory thereto (Incorporated by reference to Exhibit 4.5 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.4

Third Amending Agreement to the Credit Agreement, dated as of January 17, 2006, by and among Sun Media, Bank of America, N.A., as administrative agent, and certain other financial institutions party thereto (Incorporated by reference to Exhibit 4.6 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2005).

4.5

Fourth Amending Agreement, dated as of April 27, 2006, amending the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media, Banc of America Securities LLC, Credit Suisse First Boston Canada and the lenders party thereto, and Bank of America, N.A., as administrative agent (Incorporated by reference to Exhibit 10.8 of Quebecor Media’s Registration Statement on Form F-4, filed on November 20, 2007, Registration Statement No. 333-147551).

4.6

Fifth Amending Agreement, dated as of October 31, 2007, amending the Credit Agreement dated as of February 7, 2003, as amended, among Sun Media, Banc of America Securities LLC, Credit Suisse First Boston Canada and the lenders party thereto, and Bank of America, N.A., as administrative agent (Incorporated by reference to Exhibit 10.9 of Quebecor Media’s Registration Statement on Form F-4, filed on November 20, 2007, Registration Statement No. 333-147551).

4.7

Subordination Agreement for Existing Back-to-Back Securities dated as of February 7, 2003 between Sun Media and Quebecor Media (Incorporated by reference to Exhibit 4.6 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2004).

Exhibit Number	Description

4.8

Guarantee, dated as of February 7, 2003, by and among Bowes Publishers Limited, Sun Media (Toronto) Corporation, SMC Nomineeco Inc., 3661458 Canada Inc., Toronto Sun International, Inc., TS Printing Inc., Florida Sun Publications, Inc. and 3351611 Canada Inc., in favor of Bank of America, N.A. (Incorporated by reference to Exhibit 4.6 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.9

Pledge Agreement dated as of February 7, 2003 by Sun Media in favor of Bank of America, N.A. (relating to shares of Bowes Publishers Limited and Sun Media (Toronto) Corporation) (Incorporated by reference to Exhibit 4.7 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.10

Pledge Agreement dated as of February 7, 2003 by Sun Media in favor of Bank of America, N.A. (relating to shares of Toronto Sun International, Inc.) (Incorporated by reference to Exhibit 4.8 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.11

Deed of Movable Hypothec with Delivery dated as of February 7, 2003 by Sun Media in favor of Bank of America, N.A. (Incorporated by reference to Exhibit 4.9 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.12

Deed of Movable Hypothec with Delivery dated as of February 7, 2003 by Sun Media (Toronto) Corporation in favor of Bank of America, N.A. (Incorporated by reference to Exhibit 4.10 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.13

Deed of Movable and Immovable Hypothec dated as of February 4, 2003 between Sun Media and Bank of America, N.A. (Incorporated by reference to Exhibit 4.11 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.14

Deed of Movable Hypothec dated as of February 4, 2003 between 3351611 Canada Inc. and Bank of America, N.A. (Incorporated by reference to Exhibit 4.12 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.15

General Security Agreement dated as of February 7, 2003 by Sun Media in favor of Bank of America, N.A. (Incorporated by reference to Exhibit 4.13 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.16

Form of General Security Agreement (by guarantors) dated as of February 7, 2003 in favor of Bank of America, N.A. (Incorporated by reference to Exhibit 4.14 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.17

Debenture Pledge Agreement dated as of February 7, 2003 by Sun Media in favor of Bank of America, N.A. (Incorporated by reference to Exhibit 4.15 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.18

Debenture Pledge Agreement dated as of February 7, 2003 by 3351611 Canada Inc. in favor of Bank of America, N.A. (Incorporated by reference to Exhibit 4.16 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.19	Demand Debenture dated as of February 7, 2003 by Sun Media (Incorporated by reference to Exhibit 4.17 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.20	Demand Debenture dated as of February 7, 2003 by 3351611 Canada Inc. (Incorporated by reference to Exhibit 4.18 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.21

Form of Demand Debenture of Sun Media or Bowes Publishers Limited dated as of February 4, 2003. (Incorporated by reference to Exhibit 4.19 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2002).

4.22

10.50% Convertible Obligation due July 6, 2020 between Sun Media and SUN TV, dated as of June 12, 2005 (Incorporated by reference to Exhibit 4.27 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2005).

4.23

Subordinated Loan Agreement, dated as of October 31, 2007, by and between Sun Media, as borrower, and Quebecor Media, as lender (Incorporated by reference to Exhibit 4.28 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2007).

4.24

Subordinated Loan Agreement, dated as of April 10, 2008, by and between Sun Media, as borrower, and Quebecor Media, as lender (Incorporated by reference to Exhibit 4.26 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2008)

4.25

11.00% Convertible Obligation due June 16, 2023 between Sun Media and Quebecor Media Printing, dated as of June 16, 2008. (Incorporated by reference to Exhibit 4.27 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2008).

4.26	11.00% Convertible Obligation due January 20, 2015 between Sun Media and Quebecor Media Printing, dated as of January 20, 2010.

Exhibit Number	Description

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Sun Media.

11.1	Code of Ethics (Incorporated by reference to Exhibit 11.1 of Sun Media’s Annual Report on Form 20-F for the year ended December 31, 2008).

12.1	Certification of Pierre Karl Péladeau, President and Chief Executive Officer of Sun Media, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Kin-Man Lee, Chief Financial Officer of Sun Media, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Pierre Karl Péladeau, President and Chief Executive Officer of Sun Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Kin-Man Lee, Chief Financial Officer of Sun Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUN MEDIA CORPORATION

By:	/S/ KIN-MAN LEE
Name:	Kin-Man Lee
Title:	Chief Financial Officer

Dated: March 15, 2010

Report of Independent Registered Public Accounting Firm

to the Board of Directors and to the Shareholder of Sun Media Corporation

We have audited the accompanying consolidated balance sheets of Sun Media Corporation as of December 31, 2009 and 2008 and the related consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for the years ended December 31, 2009 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

The consolidated financial statements of Sun Media Corporation for the year ended December 31, 2007 were audited by other auditors whose report dated March 14, 2008, expressed an unqualified opinion on those statements and included an explanatory paragraph that effective January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants’ standards on (i) Comprehensive income; (ii) Financial instruments and (iii) Hedges.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sun Media Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008, in conformity with Canadian Generally Accepted Accounting Principles.

As discussed in note 1b) to the consolidated financial statements, effective January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountant’s Standard 3064, Goodwill and Intangible Assets. Also, as discussed in note 22 vi) to the consolidated financial statements, effective January 1, 2009, the Company adopted statement of the Financial Accounting Standards No 141R Business Combinations and No 160, Non-Controlling Interests.

/s/    Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 15, 2010

Report of Independent Registered Public Accounting Firm

to the Board of Directors and to the Shareholder of Sun Media Corporation

We have audited the accompanying consolidated statements of income, comprehensive income, shareholders’ equity and cash flows of Sun Media Corporation and its subsidiaries for the year ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the results of Sun Media Corporation and its subsidiaries operations and their cash flows for the year ended December 31, 2007 in conformity with Canadian generally accepted accounting principles. Also, as discussed in Note 1(g) to the consolidated financial statements, effective January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants’ new accounting standards on (i) Comprehensive income; (ii) Financial instruments and (iii) Hedges.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 14, 2008

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars)

	2009	2008	2007
REVENUES	$783,697	$905,385	$929,177

Operating expenses (note 11)	613,149	725,834	718,261
Amortization	21,688	24,440	28,642
Financial expenses (note 2)	34,227	41,717	46,396
Gain on valuation and translation of financial instruments (note 3)	(869)	(21,539)	(4,427)
Restructuring of operations and impairment of assets (note 4)	25,983	26,466	9,882
Equity loss on investment in SUN TV Company	1,905	1,830	2,410

INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	87,614	106,637	128,013

Income taxes (note 6)	20,784	13,384	9,521

INCOME BEFORE NON-CONTROLLING INTEREST	66,830	93,253	118,492

Non-controlling interest	—	348	1,095

NET INCOME	$66,830	$92,905	$117,397

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars)

	2009	2008	2007

COMPREHENSIVE INCOME

Net income	$66,830	$92,905	$117,397

Other comprehensive income (loss):
Gain (loss) on valuation of derivative financial instruments	1,125	(777)	(2,045)
Income taxes related to derivative financial instruments	(318)	111	640

	807	(666)	(1,405)

Comprehensive income	$67,637	$92,239	$115,992

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars)

	Capital Stock (note 14)	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss (note 16)	Total Shareholder’s Equity
SHAREHOLDER’S EQUITY

Balance as of December 31, 2006, as previously reported	$261,801	$—	$38,894	$—	$300,695
Cumulative effect of changes in accounting policies	—	—	2,783	(116)	2,667
Net income	—	—	117,397	—	117,397
Dividends	—	—	(82,000)	—	(82,000)
Purchase of tax deductions and other assets from a company under common control	10,627	—	—	—	10,627
Other comprehensive loss	—	—	—	(1,405)	(1,405)

Balance as of December 31, 2007	$272,428	$—	$77,074	$(1,521)	$347,981

Net income	—	—	92,905	—	92,905
Dividends	—	—	(134,000)	—	(134,000)
Other comprehensive loss	—	—	—	(666)	(666)
Sale of certain operating assets to a company under common control	—	591	—	—	591

Balance as of December 31, 2008	$272,428	$591	$35,979	$(2,187)	$306,811

Net income	—	—	66,830	—	66,830
Dividends	—	—	(8,000)	—	(8,000)
Conversion of Quebecor Media subordinated loans to capital stock (notes 7(c) and 14(b))	49,500	—	—	—	49,500
Other comprehensive income	—	—	—	807	807

Balance as of December 31, 2009	$321,928	$591	$94,809	$(1,380)	$415,948

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars)

	2009	2008	2007
		(restated – note 1(b))	(restated – note 1(b))
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Net income	$66,830	$92,905	$117,397
Adjustments for:
Amortization of property, plant and equipment	15,541	18,597	25,527
Amortization of intangible and other assets	6,147	5,843	3,115
Gain on valuation and translation of financial instruments (note 3)	(869)	(21,539)	(4,427)
Amortization of financing costs and long-term debt discount (note 2)	1,442	1,422	1,865
Future income taxes (note 6)	19,407	12,452	8,363
Non-controlling interest	—	348	1,095
Impairment of property, plant and equipment (note 4)	254	1,751	—
Equity loss on investment in SUN TV Company	1,905	1,830	2,410
Other	455	58	1,582

	111,112	113,667	156,927
Net change in non-cash balances related to operating activities	51,032	2,589	10,481

Cash provided by operating activities	162,144	116,256	167,408

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Business acquisitions, net of cash and cash equivalents (note 5(a))	—	(7,227)	(12,353)
Additions to property, plant and equipment	(13,186)	(11,999)	(14,671)
Additions to intangible assets	(5,367)	(6,949)	(8,430)
Investment in preferred shares of related companies (note 7(a))	—	(500,000)	(240,000)
Sale of preferred shares of related companies (note 7(a))	199,750	870,000	259,625
Investment in subordinated loans of related companies (note 7(b))	(1,940,000)	—	—
Redemption of subordinated loans of related companies (note 7(b))	1,940,000	—	—
Equity investment in SUN TV Company	—	—	(2,400)
Other	128	1,579	171

Cash provided by (used in) investing activities	181,325	345,404	(18,058)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	(2,013)	2,013	—
Increase (decrease) in revolving credit facilities	(9,997)	9,997	—
Repayment of long-term debt and unwinding of hedging contracts	(178)	(603)	(280,825)
Issuance of subordinated loans to related companies (note 7(c))	—	24,000	237,500
Issuance of convertible obligations to related companies (note 7(a))	—	500,000	240,000
Redemption of convertible obligations issued to related companies (note 7(a))	(199,750)	(870,000)	(259,625)
Issuance of preferred shares to related companies (notes 7(b) and 14(c))	1,940,000	—	—
Redemption of preferred shares issued to related companies (notes 7(b) and 14(c))	(1,940,000)	—	—
Dividends	(8,000)	(134,000)	(82,000)
Other	—	(328)	(1,004)

Cash used in financing activities	(219,938)	(468,921)	(145,954)

Net change in cash and cash equivalents	123,531	(7,261)	3,396
Cash and cash equivalents at beginning of year	—	7,261	3,865

Cash and cash equivalents at end of year	$123,531	$—	$7,261

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars)

	2009	2008	2007

CHANGES IN NON-CASH BALANCES RELATED TO OPERATING ACTIVITIES (net of the effect of business acquisitions)
Accounts receivable	$266	$17,032	$919
Inventories	2,010	324	2,048
Dividends receivable from related companies	491	1,210	28,263
Accounts payable and accrued charges	40,614	(30,116)	8,145
Accrued restructuring charges (note 4)	8,416	14,948	(6,942)
Interest payable to related companies	(480)	(1,166)	(27,411)
Other	(285)	357	5,459

	$51,032	$2,589	$10,481

NON-CASH FINANCING AND INVESTING ACTIVITIES
Transfer (acquisition) of tax deductions and other assets from parent company or company under common control (notes 6 and 7(b))	$6,124	$—	$(10,627)
Conversion of Quebecor Media subordinated loans to common shares (notes 7(a) and 14(b))	$49,500	$—	$—

SUPPLEMENTAL CASH FLOW INFORMATION
Cash interest payments on long-term debt	$19,820	$27,243	$47,008

Cash interest payments on subordinated loans	$16,674	$17,679	$2,141

Cash income tax (receipts) payments, net	$(50)	$1,062	$1,331

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2009 and 2008

(In thousands of Canadian dollars)

	2009	2008
		(restated – note 1(b))
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$123,531	$—
Accounts receivable	121,892	122,158
Income taxes	—	549
Dividends receivable from related companies (note 7(a))	—	491
Inventories (note 11)	4,210	6,220
Prepaid expenses	4,562	4,299
Future income tax assets (note 6)	11,381	35,843

	265,576	169,560

Investment in preferred shares of related companies (note 7(a))	—	199,750
Equity investment in SUN TV Company (note 7(e))	—	1,905
Property, plant and equipment (note 8)	91,715	132,623
Intangible assets (note 9)	24,898	23,092
Other assets (note 10)	17,969	9,692
Assets held for sale (note 8)	35,136	—
Goodwill	770,931	770,931

	$1,206,225	$1,307,553

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Bank indebtedness	$—	$2,013
Accounts payable and accrued charges	183,987	134,957
Deferred revenue	18,203	18,666
Interest payable on convertible obligations issued to related companies (note 7(a))	—	480
Income taxes	703	—
Current portion of long-term debt (note 12)	400	400

	203,293	156,516

Long-term debt (note 12)	248,528	291,903
Derivative financial instruments (note 19)	88,599	55,951
Other liabilities (note 13)	26,391	25,043
Future income tax liabilities (note 6)	11,466	10,079
Subordinated loans from Quebecor Media Inc. (note 7(c))	212,000	261,500
Convertible obligations issued to related companies (note 7(a))	—	199,750

	790,277	1,000,742
SHAREHOLDER’S EQUITY
Capital stock (note 14)	321,928	272,428
Contributed surplus	591	591
Retained earnings	94,809	35,979
Accumulated other comprehensive loss (note 16)	(1,380)	(2,187)

	415,948	306,811

	$1,206,225	$1,307,553

Commitments and contingencies (note 17)
Guarantees (note 18)
Subsequent events (note 23)

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

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

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant differences between GAAP in Canada and the United States are described in note 22.

(a) Basis of presentation

The consolidated financial statements include the accounts of the Company and all its subsidiaries. Intercompany transactions and balances are eliminated on consolidation.

Certain comparative figures for the years ended December 31, 2008 and 2007 have been reclassified to conform with the presentation adopted for the year ended December 31, 2009.

(b) Changes in accounting policies

On January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs, and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which resulted in the amendment of Accounting Guideline 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as clarifying the application of the concept of matching revenues and expenses. The adoption of Section 3064 eliminated the deferral of start-up costs which are now recognized as an expense when they are incurred.

As a result of the adoption of these new rules, the Company made reclassifications in order to present certain assets, mainly software, as intangible assets instead of presenting them as property, plant and equipment. The following tables summarize the adjustments that were recorded in the consolidated financial statements:

Consolidated balance sheets

	As of December 31
Increase (decrease)	2008	2007
Property, plant and equipment	$(11,712)	$(8,998)
Intangible and other assets	$11,712	$8,998

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

Consolidated statements of cash flows

	Years ended December 31
Increase (decrease)	2008	2007
Amortization of property, plant and equipment	$(4,231)	$(1,841)
Amortization of intangible assets	$4,231	$1,841

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures. This section has been amended to introduce new financial disclosure requirements, particularly with respect to fair value measurement of financial instruments and entity exposure to liquidity risk. On December 31, 2009, the Company adopted the amendments to this section. All the new financial disclosure requirements related to this section are presented in note 19. These amendments did not affect the financial results.

(c) Use of estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results could differ from these estimates. The following significant areas require management to use assumptions and make estimates:

•	impairment testing of goodwill, intangible assets and property, plant and equipment;

•	business purchase price allocation;

•	fair value of financial instruments;

•	cost and liabilities related to pension and postretirement benefit plans;

•	allowance for doubtful accounts, provisions for obsolescence and allowance for sales returns;

•	provisions such as legal contingencies and restructuring of operations;

•	residual value and useful life of assets subject to amortization;

•	future income taxes; and

•	stock-based compensation.

(d) Impairment of long-lived assets

The Company reviews long-lived assets with definite useful lives whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. An impairment test is performed when the carrying amount of an asset or group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Measurement of an impairment loss is based on the amount by which the carrying amount of a group of assets exceeds its fair value. Fair value is determined using quoted market prices, when available, or using accepted valuation techniques such as the discounted future cash flows method.

(e) Revenue recognition

The Company recognizes its operating revenues when the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed or determinable; and

•	collection of the sale is reasonably assured.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

Specifically, circulation revenue from publishing activities is recognized when the publication is delivered, net of provisions for estimated returns based on the publication’s historical rate of return. Advertising revenues are also recognized when the publication is delivered. Website advertising is recognized pro-rata over the contract period. Prepaid subscription revenue is recorded as deferred revenue and recorded into income pro-rata over the term of the subscription. Revenue from the distribution of publications and products is recognized upon delivery, net of provisions for estimated returns. Revenue from commercial printing contracts is recognized once the service is rendered.

(f) Barter transactions

In the normal course of operations, the Company provides advertising in exchange for goods or advertising services. Revenue earned and expenses incurred are accounted for on the basis of the fair value of the goods or advertising services obtained. For the year ended December 31, 2009, the Company recorded $13,057 of barter advertising (2008 – $11,655; 2007 – $11,957), including $4,662 with related parties (2008 – $3,948; 2007 – $2,954).

(g) Financial instruments

Classification, recognition and measurement

Financial instruments are classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities, and measurement in subsequent periods depends on their classification. The Company has classified its financial instruments (except derivative financial instruments) as follows:

Held-for-trading	Loans and receivable	Available-for-sale	Other liabilities

•Cash and cash equivalents •Bank indebtedness	•Accounts receivable •Amounts receivable from related companies •Loans and other long-term receivables included in “other assets”	•Other portfolio investments included in “other assets”, if any •Investment in preferred shares of related companies	•Accounts payable and accrued charges •Long-term debt •Other liabilities •Convertible obligations issued to related companies •Subordinated loans from related company

Financial instruments held-for-trading are measured at fair value with changes recognized in income as gain or loss on valuation and translation of financial instruments. Available-for-sale portfolio investments are measured at fair value or at cost in the case of equity investments that do not have a quoted market price in an active market. Available-for-sale investments in preferred shares of related companies are redeemable at the option of the issuer or retractable at the option of the Company at the paid-up value and do not have a quoted market price in an active market and therefore their cost approximates fair value. Changes in fair value are recorded in other comprehensive income. Financial assets classified as loans and receivables and other financial liabilities are measured at amortized cost, using the effective interest rate method of amortization.

Financing fees related to long-term financing are capitalized and reflected as a reduction of long-term debt and amortized using the effective interest rate method.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

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

The Company enters into the following types of derivative financial instruments:

•

The Company uses foreign exchange forward contracts to hedge the foreign currency rate exposure on principal payments on long-term debt in a foreign currency. These foreign exchange forward contracts are designated as cash flow hedges.

•

The Company uses cross-currency interest rate swaps to hedge (i) the foreign currency rate exposure on interest and principal payments on foreign currency denominated debt and/or (ii) the fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S. denominated debt in fixed Canadian dollars are designated as cash flow hedges. The Company’s cross-currency interest rate swaps that set all future interest and principal payments on U.S. denominated debt in fixed Canadian dollars, in addition to converting the interest rate from a fixed rate to a floating rate, or converting a floating rate index to another floating rate index, are designated as fair value hedges.

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

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

Derivative financial instruments that are ineffective or that are not designated as hedges, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a mark-to-market basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in the consolidated statements of income as gain or loss on valuation and translation of financial instruments.

(h) Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. As of December 31, 2009, these highly liquid investments consisted of bankers’ acceptances.

(i) Inventories

Inventories, consisting primarily of newsprint and ink, are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(j) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is established, if necessary, to reduce any future income tax asset to an amount that is more likely than not to be realized.

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

(k) Long-term investments

Investments in companies subject to significant influence are accounted for by the equity method. Carrying values of investments are reduced to estimated fair values if there is an other than temporary decline in the value of the investment.

(l) Property, plant and equipment

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

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

Amortization is principally calculated on a straight-line basis over the following estimated useful lives:

Buildings	25-40 years
Machinery and equipment	3-20 years

Leasehold improvements are amortized over the shorter of the term of the lease and economic life.

(m) Goodwill and intangible assets

Goodwill and intangible assets with indefinite useful lives are not amortized.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not required. The second step of the impairment test is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

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

Other intangible assets with definite useful lives are amortized over their useful life using the straight-line method over the following periods:

Assets	Estimated Useful Life
Software	3 to 7 years
Customer relationships	3 to 10 years
Non-competition agreements and other	3 to 5 years

Internally generated intangible assets are mainly comprised of internal costs in connection with the development of software to be used internally or for providing services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to this stage are recognized as expenses.

Impairment of intangible assets with definite useful lives is evaluated in the same manner as long-lived assets as described in note 1(d).

(n) Stock-based compensation

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

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

(o) Foreign currency translation

Foreign currency transactions are translated using the temporal method. Translation gains and losses are included in financial expenses or in gain or loss on valuation and translation of financial instruments, unless hedge accounting is used.

(p) Pension plans and postretirement benefits

The Company offers defined contribution pension plans and defined benefit pension plans to some of its employee groups.

(i)	Defined contribution pension plans:

Under its defined contribution pension plans, the Company pays fixed contributions to participating employee pension plans and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefits expense in the consolidated statements of income when the contributions become due.

(ii)	Defined benefit pension plans:

Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Defined benefit pension plan costs recognized in the consolidated statements of income include the following:

•	Cost of pension plan benefits provided in exchange for employee services rendered during the year;

•

Amortization of the initial net transition asset, prior service costs, (except in certain pension plans for which past service costs are recognized immediately in income as they are incurred), and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans; and

•

Interest cost of pension plan obligations, expected return on pension plan assets, and amortization of cumulative unrecognized net actuarial gains and losses, in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets, over the expected average remaining service period of 11 to 20 years of the active employee group covered by the plans.

When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

Actuarial gains and losses arise from the difference between the actual rate of return on plan assets for a period and the expected rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation.

The Company uses the fair value of plan assets as of the end of the year to evaluate plan assets for the purpose of calculating the expected return on plan assets.

The Company also offers health, life and dental insurance plans to some of its retired employees. The cost of postretirement benefits is determined using an accounting methodology similar to that for defined benefit pension plans. The related benefits of these plans are funded by the Company as they become due.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

(q) Future changes in accounting standards

The CICA issued three new accounting standards in January 2009—Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, to converge the accounting for business combinations and the reporting of non-controlling interests to International Financial Reporting Standards.

Section 1582, Business Combinations, replaces Section 1581, Business Combinations, and establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in income. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. Section 1582 applies prospectively to business combinations realized in or subsequent to the first annual reporting period beginning on or after January 1, 2011.

Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which together replace Section 1600, Consolidated Financial Statements, establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interests. The new sections require that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. These sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and have to be adopted concurrently with Section 1582.

On December 24, 2009, the CICA’s EIC issued Abstract No.175 (“EIC-175”), Multiple Deliverable Revenue Arrangements, which will be applicable prospectively (with retrospective adoption permitted) to revenue arrangements with multiple deliverables entered into or materially modified in the first annual period beginning on January 1, 2011. EIC-175 amends the guidance contained in EIC-142, Revenue Arrangements with Multiple Deliverables, and establishes additional requirements regarding revenue recognition related to multiple deliverables as well as supplementary disclosures. The Company is evaluating the potential impact of adopting EIC-175 to its consolidated financial statements.

2. FINANCIAL EXPENSES

	2009	2008	2007
Interest on long-term debt	$16,475	$24,953	$43,593
Interest on subordinated loans to related party (note 7(c))	16,512	17,737	2,733
Amortization of financing costs and long-term debt discount	1,442	1,422	1,865
Dividend income on preferred shares of related companies (note 7(a))	(8,955)	(86,478)	(65,020)
Interest on convertible obligations issued to related companies (note 7(a))	8,750	83,953	62,990
Interest income on subordinated loans from related companies (note 7(b))	(20,909)	—	—
Dividends on preferred shares issued to related companies (note 7(b))	20,928	—	—
Loss on voluntary repayment of debt	—	—	1,031
Other	(16)	130	(796)

	$34,227	$41,717	$46,396

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

3. GAIN ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	2009	2008	2007
Loss (gain) on embedded derivatives and derivative instruments for which hedge accounting is not used	$25,942	$(56,921)	$27,948
(Gain) loss on foreign currency translation of financial instruments for which hedge accounting is not used	(24,613)	35,130	(29,384)
(Gain) loss on the ineffective portion of fair value hedges	(2,198)	252	(2,991)

	$(869)	$(21,539)	$(4,427)

4. RESTRUCTURING OF OPERATIONS AND IMPAIRMENT OF ASSETS

The newspaper industry has been undergoing a fundamental transformation in recent years, as well as a difficult economic environment affecting its advertising revenues. In this context, the Company has implemented various restructuring initiatives to reduce the Company’s operating costs.

In 2009, the Company recorded restructuring charges of $25,983 (2008—$26,466; 2007—$9,882). These restructuring charges included $26,160 (2008—$24,254; 2007—$9,882) related to the elimination of positions resulting from restructuring initiatives, a pension curtailment gain of $740 (2008 and 2007 – nil) following a reduction in certain postretirement benefits for future retirees, contractual lease termination costs of $309 (2008 – $461; 2007 – nil), as well as an impairment charge of $254 (2008—$1,751; 2007 – nil) related to certain machinery and equipment.

Continuity of restructuring costs payable	2009	2008	2007

Beginning balance	$20,784	$5,836	$12,778
Workforce reduction initiatives	26,160	24,254	9,882
Payments	(17,744)	(9,306)	(16,824)

Ending balance	$29,200	$20,784	$5,836

5. BUSINESS ACQUISITIONS

During the years ended December 31, 2008 and 2007, the Company acquired several community publications and has accounted for these acquisitions using the purchase method. The results of operations of these businesses have been included in the Company’s consolidated financial statements from the dates of their respective acquisitions.

In 2008, Sun Media acquired the remaining 24.99% of the shares of Le Courrier du Sud (1998) inc. that it did not already own, making Le Courrier du Sud (1998) inc. a wholly-owned subsidiary. The net cash consideration was $7,227. In addition, the purchase price allocations of the 25.00% acquisition of le Courrier du Sud (1998) inc. in 2007, and acquisition of the remaining 50.00% non controlling interest of Vancouver 24 Hours also in 2007 were finalized in 2008. The purchase price allocations were primarily attributed to intangible assets and goodwill of $5,800 and $1,772, respectively.

In 2007, the Company increased its interest in Le Courrier du Sud (1998) inc. from 50.01% to 75.01% for cash consideration of $7,867. Also in 2007, the Company acquired the 50.00% non-controlling interest in Vancouver 24 Hours for net cash consideration of $4,486. The purchase price allocation was primarily attributed to goodwill of $13,044.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

6. INCOME TAXES

Income taxes are as follows:

	2009	2008	2007
Current	$1,377	$932	$1,158
Future	19,407	12,452	8,363

	$20,784	$13,384	$9,521

The following table reconciles income taxes at the Company’s domestic statutory tax rate of 33.0% in 2009 (2008 – 33.5%; 2007 – 36.12%) and income taxes in the consolidated statements of income:

	2009	2008	2007
Income taxes at domestic statutory tax rate	$28,912	$35,724	$46,238

Increase (decrease) in income taxes resulting from:
Effect of provincial tax rate differences	(1,831)	(1,364)	(4,032)
Utilization of deferred tax credit	—	(661)	(7,739)
Effect of non-deductible charges, non-taxable income and tax rate variations	(1,118)	3,741	(5,993)
Compensation for tax deductions transferred to related companies (note 7(b))	(6,124)	—	—
Change in future income tax balances due to change in substantively enacted tax rates	(390)	—	2,333
Dividend income from related companies	(2,748)	(26,670)	(21,755)
Dividends on preferred shares issued to related companies	6,422	—	—
Future tax asset reversal (recognized) on equity losses in SUN TV Company	(2,081)	2,183	—
Other	(258)	431	469

Income taxes	$20,784	$13,384	$9,521

The tax effects of significant items which result in the Company’s net future tax positions are as follows:

	2009	2008
Future income tax (liabilities) assets:
Loss carryforwards	$—	$31,428
Ontario harmonization tax credit	3,016	3,016
Pension plan liability and postretirement benefits	2,661	3,823
Accounts payable, accrued charges and deferred revenue	3,272	1,694
Reserve for restructuring of operations	7,443	2,307
Long-term debt and derivative financial instruments	(19)	(1,292)
Goodwill, intangible and other assets	(10,714)	(6,318)
Property, plant and equipment	(8,207)	(9,443)
Future tax assets on equity losses in SUN TV Company	2,081	—
Other	382	549

Net future income tax (liabilities) assets	$(85)	$25,764

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

Future income tax assets and liabilities are presented in the consolidated balance sheets as follows:

	2009	2008
Current future income tax assets	$11,381	$35,843
Long-term future income tax liabilities	(11,466)	(10,079)

Net future income tax (liabilities) assets	$(85)	$25,764

As of December 31, 2009, the Company had no loss carryforwards for income tax purposes available to reduce future years’ taxable income (2008 - $103,597).

7. TRANSACTIONS WITH RELATED COMPANIES

(a) Investment in preferred shares of and convertible obligations issued to related companies

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, since 2001, Sun Media has, from time to time, entered into transactions involving the purchase of preferred shares from and concurrent issuance of convertible obligations to related companies. From Sun Media’s standpoint, these transactions significantly reduce its income tax obligation, since the interest expense on the convertible obligations is deductible for Canadian income tax purposes, while the dividend income on the preferred shares is not taxable.

The convertible obligations are redeemable by the Company, in whole or in part, including accrued interest, at any time prior to maturity. The holder may, upon the occurrence of certain events, require the Company to redeem the convertible obligations at a redemption amount equal to the then-outstanding principal plus any accrued and unpaid interest.

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

The Company’s investments in preferred shares are redeemable at the option of the issuer or retractable at the option of the Company at the paid-up value, are non-voting, and carry a fixed cumulative preferential dividend payable by the Company semi-annually.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

The following tables summarize the Company’s issuance/redemption of convertible obligations and their year of maturity, and investment/sale/conversion of preferred shares to related companies:

Quebecor Media

	Convertible Obligations Issue
	2008	2020	2021	2022	Total
Issue or Redemption Date
Balance – December 31, 2006	$235,000	$200,000	$120,000	$—	$555,000
July 13, 2007	(235,000)	—	—	—	(235,000)
July 27, 2007	—	—	—	240,000	240,000

Balance – December 31, 2007	$—	$200,000	$120,000	$240,000	$560,000
December 19, 2008	—	(200,000)	(120,000)	(240,000)	(560,000)

Balance – December 31, 2008 and 2009	$—	$—	$—	$—	$—

	Quebecor Media Preferred Shares
	12.5% Series A	10.85% Series F	10.85% Series G	Total
Issue, Conversion or Sale Date
Balance – December 31, 2006	$235,000	$320,000	$—	$555,000
July 13, 2007	(235,000)	—	—	(235,000)
July 27, 2007	—	—	240,000	240,000
December 20, 2007	—	(320,000)	320,000	—

Balance – December 31, 2007	$—	$—	$560,000	$560,000
December 19, 2008	—	—	(560,000)	(560,000)

Balance – December 31, 2008 and 2009	$—	$—	$—	$—

SUN TV

	2020 Convertible Obligations Issue 10.50%	SUN TV Preferred Shares 10.85%
Issue or Redemption Date
Balance – December 31, 2006	$34,375	$34,375
December 20, 2007	(24,625)	(24,625)

Balance – December 31, 2007 and 2008	$9,750	$9,750
June 26, 2009	(9,750)	(9,750)

Balance – December 31, 2009	$—	$—

Quebecor Media Printing Inc.

	2023 Convertible Obligations Issue 11.0%	Mirabel Class G Preferred Shares 11.25%
Issue or Redemption Date
Balance – December 31, 2007	$—	$—
June 16, 2008	500,000	500,000
November 19, 2008	(310,000)	(310,000)

Balance – December 31, 2008	190,000	190,000
May 21, 2009	(190,000)	(190,000)

Balance – December 31, 2009	$—	$—

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

During the year ended December 31, 2009, the total interest expense on the convertible obligations to related companies was $8,750 (2008—$83,953; 2007—$62,990). For the year ended December 31, 2009, the total interest paid by Sun Media on its convertible obligations was $9,230 (2008—$85,119; 2007—$90,401). As of December 31, 2009, interest payable on convertible obligations issued to related companies was nil (2008—$480).

During the year ended December 31, 2009, total dividends declared on the Cumulative First Preferred Shares of related companies were $8,955 (2008—$86,478; 2007—$65,020). For the year ended December 31, 2009, Sun Media received dividend payments of $9,446 (2008 – $87,688; 2007 – $93,283). As of December 31, 2009, dividends receivable from related companies was nil (2008—$491).

As of December 31, 2009, the Company’s investment in preferred shares of related companies and the principal balance of its convertible obligations was nil (2008—$199,750).

(b) Investment in subordinated loans from and preferred shares issued to related companies

In October 2009, Sun Media invested in certain subordinated loans issued by related companies and concurrently issued Class C Preferred Shares, Series 1 (note 14(c)) to related companies. These transactions had the effect of transferring unused non-capital losses from Sun Media to the related companies.

The subordinated loans issued by the related companies had a maturity date of October 21, 2024 and bears interest at 11.24%, payable semi-annually on June 20 and December 20. The subordinated loans are prepayable by the borrowers in whole or in part, including accrued interest, at any time prior to maturity.

On November 25, 2009, Sun Media sold its investment in its subordinated loans and concurrently redeemed its Class C Preferred Shares, Series 1.

The following tables summarize the Company’s issuance/redemption of Class C Preferred Shares Series 1 and investment/sale of subordinated loans issued by related companies:

Videotron Ltd.

	Videotron Subordinated Loan	Class C Preferred Shares, Series 1
Issue or Redemption Date
Balance – December 31, 2007 and 2008	$—	$—
October 21, 2009	820,000	820,000
November 25, 2009	(820,000)	(820,000)

Balance – December 31, 2009	$—	$—

Quebecor Media

	Quebecor Media Subordinated Loan	Class C Preferred Shares, Series 1
Issue or Redemption Date
Balance – December 31, 2007 and 2008	$—	$—
October 21, 2009	1,120,000	1,120,000
November 25, 2009	(1,120,000)	(1,120,000)

Balance – December 31, 2009	$—	$—

The Company has classified its Class C Preferred Shares, Series 1, as a financial liability due to the nature of its underlying features. Accordingly, the dividends declared on its Class C Preferred Shares, Series 1 are classified in the consolidated statements of income as financial expenses.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

During the year ended December 31, 2009, dividends declared on the Class C Preferred Shares, Series 1 were $20,928 (2008 – nil; 2007 – nil) and interest income on the subordinated loans issued by Videotron Ltd. (“Videotron”) and Quebecor Media was $20,909 (2008 – nil; 2007 – nil).

As a result of the unused non-capital losses transferred to Videotron and Quebecor Media, Sun Media will receive cash consideration of $2,588 and $3,536, respectively, from each of these related companies for a total of $6,124.

(c) Subordinated loans

In October 2007, the Company entered into a subordinated loan agreement with Quebecor Media in the amount of $237,500, maturing October 31, 2013, and in April 2008, the Company entered into another subordinated loan agreement with Quebecor Media in the amount of $24,000, maturing April 10, 2014 (collectively the “Subordinated Loans”). These Subordinated Loans bear interest at an annual rate of 7.0%. The Subordinated Loans are prepayable by the Company, in whole or in part, including accrued interest, at any time prior to maturity. Quebecor Media may, upon the occurrence of certain events, cause the outstanding principal and accrued interest to become immediately due and payable.

The Subordinated Loans are also convertible by either the Company or Quebecor Media, in whole or in part, including accrued interest (unless the Company elects to pay the accrued interest in cash), at any time prior to maturity, into fully paid and non-assessable common shares of the Company. The number of such shares shall be determined by dividing the amount to be so converted by the fair value of one common share as determined by the Board of Directors. The Company may elect to defer, at any time and from time to time, interest payments on the Subordinated Loans by a period of up to 12 months, provided, however, that no deferral period may extend beyond the maturity date.

The following table summarizes the Company’s issuance (conversion) of Subordinated Loans from Quebecor Media and their maturities:

	2013 Subordinated Loan	2014 Subordinated Loan	Total
Issue or conversion date
Balance – December 31, 2007	$237,500	$—	$237,500
April 10, 2008	—	24,000	24,000

Balance – December 31, 2008	237,500	24,000	261,500
June 25, 2009	—	(24,000)	(24,000)
June 26, 2009	(25,500)	—	(25,500)

Balance – December 31, 2009	$212,000	$—	$212,000

On June 25, 2009, Quebecor Media converted a principal amount of $24,000 of its 2014 subordinated loan into 60,000 Class A Common Shares at a conversion price of $400 per share. On June 26, 2009, Quebecor Media converted an additional principal amount of $25,500 of its 2013 subordinated loan into 63,750 Class A Common Shares at a conversion price of $400 per share.

During the year ended December 31, 2009, interest expense on the Subordinated Loans amounted to $16,512 (2008 – $17,737; 2007 – $2,733).

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

(d) Management fees

The Company pays annual management fees to Quebecor Media for services rendered to Sun Media. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. In 2009, the annual management fee was $8,860 (2008 – $6,580; 2007 – $8,500). As of December 31, 2009, the outstanding balance payable relating to these fees was $2,139 (2008 – nil).

The Company receives annual management fees from Osprey Media Publishing Inc. (“Osprey Media”), a company under common control, for services provided to them. These services include advertising, accounting, payroll, accounts payable, information technology and administration which were previously performed internally by Osprey Media. In 2009, the annual management fee was $3,750 (2008 – nil; 2007 – nil).

(e) Agreement to sell assets in SUN TV

On June 27, 2009, as part of a corporate reorganization initiated by Quebecor Media, Group TVA Inc. (“TVA Group”) entered into an agreement with the Company under which TVA Group has committed to become the sole owner of SUN TV’s licence and assets in the future. Under this agreement, the Company received consideration of $2,000, which is included in the consolidated balance sheets in accounts payable and accrued charges. On December 1, 2009, the CRTC approved the transfer of SUN TV’s broadcast license to TVA Group. The transaction is subject to the satisfaction of certain conditions, which currently remain pending.

As of December 31, 2009, the Company’s equity investment in SUN TV was nil (2008 – $1,905). Sun Media no longer accounts for its investment in SUN TV using the equity method of accounting as the Company is not obligated to fund additional losses of SUN TV.

(f) Other related party transactions

The Company earns revenue for advertising and other services, and incurs expenses for purchases and services, with related companies under common control in the normal course of operations, including the printing of certain publications at Quebecor Media’s printing facilities in Islington, Ontario and Mirabel, Quebec. Those transactions were concluded and accounted for at the exchange amount and are summarized as follows:

	2009	2008	2007

Revenues	$28,827	$23,458	$16,883
Accounts receivable	5,668	2,641	4,681
Purchases and services	100,202	115,095	52,250
Accounts payable	72,719	11,836	34,193

Revenues include $4,662 of barter advertising with related parties (2008 – $3,948; 2007 – $2,954).

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

8. PROPERTY, PLANT AND EQUIPMENT

	2009
		Accumulated	Net Book
	Cost	Amortization	Value

Land	$9,637	$—	$9,637
Buildings and leasehold improvements	55,136	(17,256)	37,880
Machinery and equipment	165,906	(130,994)	34,912
Projects under development	9,286	—	9,286

	$239,965	$(148,250)	$91,715

	2008
	(restated note 1(b))
		Accumulated	Net Book
	Cost	Amortization	Value

Land	$18,911	$—	$18,911
Buildings and leasehold improvements	112,623	(45,906)	66,717
Machinery and equipment	265,885	(226,998)	38,887
Projects under development	8,108	—	8,108

	$405,527	$(272,904)	$132,623

On October 23, 2009, Sun Media entered into an agreement to sell one of its owned properties. Subject to certain closing conditions, the sale of this property is expected to be finalized on or about April 30, 2010. Sun Media has reclassified the net book value of this property on its consolidated balance sheets to “Assets held for sale”.

In addition, during the year, the Company removed fully depreciated assets no longer in use of $101,813 comprised substantially of press machinery and equipment.

9. INTANGIBLE ASSETS

	2009
		Accumulated	Net Book
	Cost	Amortization	Value

Customer relationships, non-competition agreements and other	$15,420	$(7,811)	$7,609
Mastheads	2,200	—	2,200
Software	33,280	(18,191)	15,089

	$50,900	$(26,002)	$24,898

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

	2008
	(restated note 1(b))
		Accumulated	Net Book
	Cost	Amortization	Value

Customer relationships, non-competition agreements and other	$15,420	$(6,240)	$9,180
Mastheads	2,200	—	2,200
Software	22,802	(11,090)	11,712

	$40,422	$(17,330)	$23,092

10. OTHER ASSETS

	2009	2008

Deferred pension charge (note 20)	$14,696	$9,686
Long-term receivable and other	3,273	6

	$17,969	$9,692

11. INVENTORIES

	2009	2008

Raw materials and supplies	$4,167	$6,168
Work in progress	43	52

	$4,210	$6,220

The cost of inventories included in operating expenses amounted to $232,247 in 2009 (2008 – $298,390; 2007 – $280,046). Write-downs of inventories totalling $189 were also recognized in operating expenses in 2009 (2008 – nil; 2007 – $100).

12. LONG-TERM DEBT

	Effective
	Interest Rate	Years of (1)
	as of December 31	Maturity	2009	2008

Bank credit facilities (a)	1.98%	2012	$38,310	$48,485
Senior Notes (b)	7.88%	2013	213,760	245,732

			252,070	294,217
Change in fair value related to hedged interest rate risk			(1,500)	312
Adjustment related to embedded derivatives			1,013	1,291
Financing fees, net of amortization			(2,655)	(3,517)

			248,928	292,303
Less current portion			(400)	(400)

			$248,528	$291,903

(1)	The Company has a weighted average debt maturity of 3.1 years.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

(a) Bank Credit Facilities

The Company’s bank credit facilities (“Credit Facilities”) are comprised of (i) a revolving credit facility amounting to $70,000, maturing in October 2012, and (ii) a term loan “C” credit facility amounting to $40,000, also maturing in October 2012. The Credit Facilities are collateralized by liens on all of the property and assets of Sun Media and its operating subsidiaries, if any, now owned or hereafter acquired. The Credit Facilities contain covenants concerning certain financial ratios and restrictions on the declaration and payment of dividends or other distributions. As of December 31, 2009, the Credit Facilities were secured by all of the Company’s assets with a carrying value of $1,206,225 (2008 – $1,307,553). Any amount borrowed under the revolving credit facility bears interest at Canadian bankers’ acceptance and/or Canadian prime rate plus an applicable margin determined by financial ratios. Advances under the term loan “C” credit facility bear interest at Canadian bankers’ acceptance rate plus a margin of 1.50% per annum or Canadian prime rate plus a margin of 0.50% per annum. The Company has hedged the interest rate risk associated with the term loan “C” credit facility by using an interest rate swap. As of December 31, 2009, no amounts (2008 – $9,997) were drawn on the revolving credit facility, while $38,310 (2008 – $38,488) was drawn down on the term loan “C” credit facility.

(b) Senior Notes

In February 2003, the Company issued US$205,000 in aggregate principal amount senior notes (“Senior Notes”) at a discount price of 98.286% for net proceeds of $306,803 before issuance fees of $8,350. The Senior Notes bear interest at a rate of 7.625%, for an effective interest rate of 7.88%, payable every six months on February 15 and August 15, and mature in February 2013. The Senior Notes contain certain restrictions on Sun Media, including limitations on its ability to incur additional indebtedness or make other distributions, and are unsecured. The Senior Notes became redeemable, in whole or in part, at the option of the Company at any time after February 15, 2008 at a decreasing premium.

As of December 31, 2009, the Company was in compliance with all debt covenants.

(c) Principal repayments

Principal repayments on long-term debt over the coming years are as follows:

2010	$400
2011	400
2012	37,510
2013	213,760

13. OTHER LIABILITIES

	2009	2008

Accrued pension and postretirement liability (note 20)	$25,015	$24,026
Other	1,376	1,017

	$26,391	$25,043

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

14. CAPITAL STOCK

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

The Class B Preferred Shares are non-voting and redeemable at the option of the Company. Under certain circumstances, the Company has the right to purchase all or part of the then-issued Class B Preferred Shares at its own option, or by mutual agreement with the holders of the then-outstanding Class B Preferred Shares. The Class B Preferred Shares entitle their holders to receive a preferred non-cumulative dividend at a rate that shall be determined from time to time by the Board of Directors.

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

(b) Issued and outstanding capital stock

	Class A Common Shares
	Number	Amount

Balance as of December 31, 2007 and 2008	1,261,002	$272,428
Conversion of Quebecor Media subordinated loans to Class A Common Shares	123,750	49,500

Balance as of December 31, 2009	1,384,752	$321,928

On June 25, 2009, Quebecor Media converted a principal amount of $24,000 of its 2014 subordinated loan into 60,000 Class A Common Shares at a conversion price of $400 per share. On June 26, 2009, Quebecor Media converted an additional principal amount of $25,500 of its 2013 subordinated loan into 63,750 Class A Common Shares at a conversion price of $400 per share.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

(c) Issued and outstanding Class C Preferred Shares, Series 1

	Class C Preferred Shares, Series 1
	Number	Amount

Balance as of December 31, 2007 and 2008	—	$—
October 21, 2009	97	1,940,000
November 25, 2009	(97)	(1,940,000)

Balance as of December 31, 2009	—	$—

On October 21, 2009, Sun Media issued 41 Class C Preferred Shares, Series 1 to Videotron, for cash proceeds of $820,000. In addition, Sun Media issued 56 Class C Preferred Shares, Series 1 to Quebecor Media, with a total value of $1,120,000. On November 25, 2009, Sun Media redeemed all 97 Class C Preferred Shares, Series 1 from Videotron and Quebecor Media for total consideration of $1,940,000.

The Company has classified its Class C Preferred Shares, Series 1 as a financial liability due to the nature of its underlying features.

15. QUEBECOR MEDIA STOCK OPTION PLAN

Under a stock option plan established by Quebecor Media, 6,180,140 Common Shares of Quebecor Media have been set aside for officers, senior employees, directors and other key employees of Quebecor Media and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the five-day weighted average market price ending on the day preceding the date of grant of the Common Shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant. As long as the Common Shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options of receiving an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the Common Shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of exercise or the fair market value of the Common Shares, as determined by Quebecor Media’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common Shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless the Quebecor Media Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The vesting on 404,000 options is also subject to non-market-related performance criteria such as the realization of future growth in revenue, operating income margins and market share.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

The following table provides summary information on outstanding options granted to employees of Sun Media as of December 31, 2009 and 2008:

	2009		2008
		Weighted		Weighted
	Options	Average Exercise Price	Options	Average Exercise Price

Beginning balance	613,924	$42.63	1,370,748	$30.65
Granted	63,000	39.41	—	—
Exercised	(11,850)	26.88	(653,228)	17.31
Transferred (1)	49,916	44.52	—	—
Forfeited	(110,688)	44.26	(103,596)	43.78

Ending balance	604,302	$42.46	613,924	$42.63

Vested options at end of year	54,738	$37.02	22,817	$38.84

(1)

Represents amounts for employees who were transferred from related companies. The Company’s accounting for the compensation expense of these stock options commenced from the date of the employees’ transfer.

During the year ended December 31, 2009, 11,850 stock options were exercised for cash consideration of $133 (653,228 for $20,455 in 2008).

The following table provides summary information on outstanding and exercisable options as of December 31, 2009:

	Outstanding Options			Options Exercisable
Range of Exercise Prices	Number	Weighted Average Years to Maturity	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

$21.00 – $31.00	58,302	5.8	$29.33	25,288	$28.37
$31.01 – $45.00	546,000	7.8	$43.86	29,450	$44.45

$21.00 – $45.00	604,302	7.6	$42.46	54,738	$37.02

For the year ended December 31, 2009, a net compensation expense of $2,267 (2008 recovery of $2,153; 2007 expense of $9,503) has been recorded by the Company for options issued to its employees under the Quebecor Media stock option plan.

16. ACCUMULATED OTHER COMPREHENSIVE LOSS

Amounts accounted for in accumulated other comprehensive loss relate solely to cash flow hedges. No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance in accumulated other comprehensive loss of $1,380 is expected to reverse over a three-year period.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

17. COMMITMENTS AND CONTINGENCIES

(a) Leases and purchasing agreements

The Company rents premises and equipment under operating leases. The 2009 rental expense for these operating leases was $7,138 (2008 – $7,602; 2007 – $7,427). The Company has also entered into long-term commitments to purchase services and capital equipment. The minimum payments for the coming years are as follows:

Year Ending December 31	Leases	Other Commitments

2010	$6,122	$4,280
2011	4,429	2,211
2012	3,557	1,120
2013	2,752	811
2014	786	829
Thereafter	266	2,309

	$17,912	$11,560

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

A number of other legal proceedings against the Company and its subsidiaries are pending. In the opinion of management of the Company, the outcome of these proceedings is not expected to have a material adverse effect on the Company’s results of operations, liquidity, or on its financial position.

18. GUARANTEES

In the normal course of business, the Company enters into numerous agreements containing guarantees, including the following:

(a) Operating leases

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of the lease term) and should the fair value of the assets be less than the guaranteed residual value, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Company has provided guarantees to the lessor of certain premises leases, with expiry dates through 2015. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As of December 31, 2009, the maximum exposure with respect to these guarantees was $1,420 and no liability has been recorded in the consolidated balance sheets. The Company has not made any payments relating to these guarantees in prior years.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

(b) Business and asset disposals

In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Company has not accrued any amount in respect of these items in the consolidated balance sheets. The Company has not made any payments relating to these guarantees in prior years.

(c) Outsourcing companies and suppliers

In the normal course of its operations, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Company provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated financial statements with respect to these indemnifications. The Company has not made any payments relating to these guarantees in prior years.

19. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial risk management policies have been established in order to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in the Company’s activities.

As a result of their use of financial instruments, the Company is exposed to credit risk, liquidity risk and market risk relating to foreign exchange fluctuations and interest rate fluctuations. In order to manage its foreign exchange and interest rate risks, the Company uses derivative financial instruments (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) denominated in a foreign currency. The Company does not intend to settle its derivative financial instruments prior to its maturity as none of these instruments are held or issued for speculative purposes. The Company designates its derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

(a) Description of derivative financial instruments

(i) Foreign exchange forward contracts

On February 7, 2003, the Company entered into forward contracts to hedge foreign exchange fluctuations related to the principal amount of its Senior Notes, which mature in February 2013. These contracts have the effect of converting the Company’s obligation to make a principal payment on maturity of the Senior Notes from US$205,000 to Cdn$312,154.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

(ii) Cross-currency interest rate swaps

The Company also entered into cross-currency interest rate swaps to hedge foreign exchange fluctuations related to the interest on the Senior Notes. The effect of these agreements is to convert the Company’s obligation to service interest on the debt from U.S. dollars to Canadian dollars as follows:

As of December 31, 2009

Debt Instrument	Period Covered	Notional Amount		Annual Nominal Interest Rate on Debt	Annual Effective Interest Rate using Hedged Rate	Cdn$ Equivalent of Notional Amount	Exchange Rate on Interest Payments (Cdn$ per US$1.00)

Senior Notes	2008 – 2013	US$	155,000	7.625%	Bankers’ acceptance 3 months +3.696%	$236,019	1.5227

Senior Notes	2003 – 2013	US$	50,000	7.625%	Bankers’ acceptance 3 months +3.696%	$76,135	1.5227

(iii) Interest rate swap

Effective April 30, 2008, the Company entered into an interest rate swap on its term loan “C” credit facility which was designated as a cash flow hedge.

As of December 31, 2009

Maturity	Notional Amount	Pay/Receive	Fixed Rate	Floating Rate

October 2012	$38,500	Pay fixed/ Receive floating	3.75%	Bankers’ acceptances 3 months

(b) Fair values of financial instruments

The carrying amount of accounts receivable from external or related parties (classified as loans and receivables) and accounts payable and accrued charges to external or related parties (classified as other financial liabilities) approximates their fair value since these items will be realized or paid within one year or are due on demand.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

Other financial instruments classified as loans and receivables or as available-for-sale are recorded at cost and their carrying value approximates their fair value. The carrying value and fair value of long-term debt as of December 31, 2009 and 2008 are as follows:

	2009		2008
	Carrying Value	Fair Value	Carrying Value	Fair Value

Long-term debt (1)	$252,070	$232,400	$294,217	$242,400
Cross-currency interest rate swaps and foreign exchange forward contract on Senior Notes	86,741	86,741	52,967	52,967
Interest rate swap on term loan “C” credit facility	1,858	1,858	2,984	2,984

	$340,669	$320,999	$350,168	$298,351

(1)	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives or financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or other valuation models. When the Company uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

In accordance with CICA Section 3862, Financial Instruments – Disclosures, the Company has considered the following fair value hierarchy that reflects the significance of the inputs used in measuring its financial instruments accounted for at fair value in the consolidated balance sheets:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of cash and cash equivalents, and bank indebtedness, classified as held-for-trading and accounted for at their fair value on the consolidated balance sheets is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Company’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs) to the net exposure of the counterparty or the Company. Accordingly, derivative financial instruments are classified as Level 3 under the fair value hierarchy.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility and discount factors.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

The following table provides changes to the carrying value or fair value of derivative financial instruments (Level 3) in 2009:

2009

Balance as of beginning of year	$55,951
Loss recognized in the consolidated statements of income (1)	33,773
Gain recognized in other comprehensive income	(1,125)

Balance as of end of year	$88,599

(1)	Substantially all gains or losses were related to derivative instruments held as of December 31, 2009

The estimated sensitivity on income and other comprehensive income, before income taxes and non-controlling interest, of a 100 basis-point variance in the credit default premium used to calculate the fair value of derivative financial instruments, as per the Company’s valuation models, is as follows:

	Income	Other Comprehensive Income

Increase of 100 basis points	$2,653	$19
Decrease of 100 basis points	$(2,653)	$(19)

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

In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2009, no customer balance represented a significant portion of the Company’s trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $8,001 as of December 31, 2009 (2008 – $12,289). As of December 31, 2009, 10.6% of trade receivables were 90 days past their billing date (2008 – 10.5%).

The following table provides changes to the allowance for doubtful accounts for the years ended December 31, 2009 and 2008:

	2009	2008

Balance as of beginning of year	$12,289	$7,611
Charged to income (i)	(330)	7,782
Utilization	(3,958)	(3,104)

Balance as of end of year	$8,001	$12,289

(i)	2009 includes the reversal of a $3,000 bad debt provision established in 2008.

The Company believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

As a result of their use of derivative financial instruments, the Company is exposed to the risk of non-performance by third parties. When the Company enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Company’s risk management policy and are subject to concentration limits.

(d) Liquidity risk management

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. The weighted average term of Sun Media’s debt was approximately 3.1 years as of December 31, 2009 (4.1 years as of December 31, 2008). The Company’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions) in the future.

As of December 31, 2009, material contractual obligations related to financial instruments including capital repayment and interest on long-term debt and obligations related to derivative instruments less estimated future receipts on derivative instruments. These obligations and their maturities are as follows:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	5 Years or More
Accounts payable and accrued charges	$183,987	$183,987	$—	$—	$—
Long-term debt	252,070	400	37,910	213,760	—
Subordinated loans (note 7(c))	212,000	—	—	212,000	—
Interest on subordinated loans	57,040	14,352	29,761	12,927	—
Interest payments (1)	46,553	10,038	30,071	6,444	—
Derivative instruments (2)	96,262	—	—	96,262	—
Operating leases and other commitments	29,472	10,402	11,317	5,178	2,575

Total	$877,384	$219,179	$109,059	$546,571	$2,575

(1)	Estimate of interest to be paid on long-term debt is based on hedged and unhedged interest rates and hedged foreign exchange rates as of December 31, 2009.
(2)	Estimated future receipts, net of future disbursements on derivative financial instruments related to foreign exchange hedging.

(e) Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Company’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Company’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Company has entered into transactions to hedge the foreign currency risk exposure on 100% of its U.S. dollar-denominated debt obligations outstanding as of December 31, 2009 and to hedge its exposure on certain purchases of capital expenditures. Accordingly, the Company’s sensitivity to variations in foreign exchange rates is economically limited.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income taxes and non-controlling interest, of a variance of $0.10 in the year-end exchange rate of one Canadian dollar per one U.S. dollar:

	Income	Other Comprehensive Income
Increase of $0.10
Gain on valuation and translation of financial instruments and derivative financial instruments	$889	$—

Decrease of $0.10
Loss on valuation and translation of financial instruments and derivative financial instruments	$(889)	$—

Interest rate risk

The Company’s and its subsidiaries’ revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers’ acceptance rate (BA), (ii) LIBOR and (iii) Canadian bank prime rate (prime). The Senior Notes issued by the Company bore interest at fixed rates. The Company has entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2009, after taking into account the hedging instruments, long-term debt was comprised of 11.0% fixed rate debt and 89.0% floating rate debt.

The estimated sensitivity on financial expense for floating rate debt, before income taxes and non-controlling interest, of a 100 basis point variance in the year-end Canadian bankers’ acceptance rate is $3,122.

The estimated sensitivities on income and other comprehensive income, before income taxes and non-controlling interest, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments, as per the Company’s valuation model, are as follows:

	Income	Other Comprehensive Income
Increase of 100 basis points	$(4,224)	$987
Decrease of 100 basis points	$4,224	$(987)

Capital management

The Company’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its business, including growth opportunities.

In managing its capital structure, the Company takes into account its asset characteristics, and the planned requirements for funds, leveraging the Company’s borrowing capacity in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure is performed by Quebecor Media and involves the issuance of new debt, the repayment of existing debt using cash generated by operations or loans from Quebecor Media and the level of distributions to the shareholder. The Company has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

The Company’s capital structure is composed of shareholder’s equity, bank indebtedness, long-term debt, net liabilities related to derivative financial instruments, and subordinated loans, less cash and cash equivalents. The capital structure is as follows:

	2009	2008
Bank indebtedness	$—	$2,013
Current portion of long-term debt	400	400
Long-term debt	248,528	291,903
Net liabilities related to derivative financial instruments	88,599	55,951
Subordinated loans	212,000	261,500
Cash and cash equivalents	(123,531)	—

	$425,996	$611,767

Shareholder’s equity	$415,948	$306,811

The Company is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate to permitted investments, inter-company transactions, the declaration and payment of dividends or other distributions.

20. PENSION PLANS AND POSTRETIREMENT BENEFITS

The Company maintains various flat-benefit plans and various final-pay plans with an indexation feature from zero to 2% and defined contribution plans. The Company’s policy is to maintain its contributions at a level sufficient to cover benefits. Actuarial valuations of the Company’s numerous pension plans have been performed at least once in the last three years and the next required valuations will be performed within the next three years.

The Company provides postretirement benefits to eligible retired employees. The costs of these benefits, which are principally health care, are accounted for during the employee’s active service period.

The following tables show a reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets for the years ended December 31, 2009 and 2008, along with a statement of the funded status as of those dates.

(a) Change in benefit obligations

	Pension Benefits		Postretirement Benefits
	2009	2008	2009	2008
Benefit obligations at beginning of year	$269,852	$325,827	$22,045	$26,129
Service cost	3,922	8,942	472	790
Interest cost	20,351	18,297	1,938	1,440
Plan participants’ contributions	3,525	4,567	—	—
Plan amendments	15	4,381	—	—
Curtailment and settlement loss (gain)	7,461	51	(656)	(580)
Actuarial loss (gain)	46,282	(74,956)	4,666	(5,424)
Special termination benefits	659	1,182	—	—
Benefits and settlements paid	(17,234)	(18,439)	(470)	(310)

Benefit obligations at end of year	$334,833	$269,852	$27,995	$22,045

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

(b) Change in plan assets

	Pension Benefits		Postretirement Benefits
	2009	2008	2009	2008
Fair value of plan assets at beginning of year	$267,575	$304,626	$—	$—
Actual return on plan assets	45,434	(33,913)	—	—
Employer contributions	11,543	10,734	470	310
Plan participants’ contributions	3,525	4,567	—	—
Benefits and settlements paid	(17,234)	(18,439)	(470)	(310)

Fair value of plan assets at end of year	$310,843	$267,575	$—	$—

The plan assets are comprised of:

	2009	2008
Equity securities	57.8%	48.5%
Debt securities	39.2%	47.3%
Other	3.0%	4.2%

	100.0%	100.0%

As of December 31, 2009, plan assets included shares of related parties, representing an amount of $962 (2008 – $646; 2007 – $1,572).

(c) Reconciliation of funded status

	Pension Benefits		Postretirement Benefits
	2009	2008	2009	2008
Plan deficit	$(23,990)	$(2,277)	$(27,995)	$(22,045)
Unrecognized actuarial loss	27,882	8,317	5,354	733
Unrecognized prior service cost	10,804	11,052	(2,374)	(2,714)
Valuation allowance	—	(7,406)	—	—

Net amount recognized	$14,696	$9,686	$(25,015)	$(24,026)

Included in the above benefit obligations and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension Benefits		Postretirement Benefits
	2009	2008	2009	2008
Benefit obligations	$(330,047)	$(36,906)	$(27,995)	$(22,045)
Fair value of plan assets	305,694	24,648	—	—

Funded status - plan deficit	$(24,353)	$(12,258)	$(27,995)	$(22,045)

Amounts recognized in the consolidated balance sheets are as follows:

	Pension Benefits		Postretirement Benefits
	2009	2008	2009	2008
Deferred pension charge	$14,696	$9,686	$—	$—
Accrued postretirement liability	—	—	(25,015)	(24,026)

Net amount recognized	$14,696	$9,686	$(25,015)	$(24,026)

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

(d) Components of the net benefit costs are as follows:

	Pension Benefits			Postretirement Benefits
	2009	2008	2007	2009	2008	2007
Service cost	$3,922	$8,942	$11,589	$472	$790	$744
Interest cost	20,351	18,297	16,422	1,938	1,440	1,239
Curtailment and/or settlement loss (gain)	7,461	1,183	—	(656)	(580)	—
Actual return on plan assets	(45,434)	33,913	(1,825)	—	—	—
Plan amendments	15	4,381	851	—	—	—
Special termination benefits	659	1,182	—	—	—	—
Current actuarial loss (gain)	46,282	(74,666)	(10,627)	4,666	(5,424)	(332)

Elements of net benefit costs, before adjustments to recognize the long-term nature of benefit costs and change in valuation allowance	33,256	(6,768)	16,410	6,420	(3,774)	1,651

Difference between actual and expected return on plan assets	26,593	(55,793)	(20,208)	—	—	—
Deferral of actuarial (loss) gain on accrued benefit obligation	(46,282)	74,666	10,627	(4,666)	5,424	332
Deferral of past service costs	(15)	(4,383)	—	—	—	—
Amortization of net actuarial loss	124	1,006	922	45	240	274
Amortization of past service costs (benefits)	717	442	390	(340)	(339)	(340)

Total adjustments to recognize the long-term nature of benefit costs	(18,863)	15,938	(8,269)	(4,961)	5,325	266
Change in valuation allowance	(7,406)	932	(18)	—	—	—

Net benefit costs	$6,987	$10,102	$8,123	$1,459	$1,551	$1,917

The expense related to defined contribution pension plans amounted to $1,707 for the year ended December 31, 2009 (2008 – $2,889; 2007 – $3,186).

The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, totalled $13,720 for the year ended December 31, 2009 (2008 - $13,933; 2007 - $16,028).

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

The weighted average rates used in measuring the Company’s benefit obligations as of December 31, 2009, 2008 and 2007 and current periodic costs are as follows:

	Pension Benefits			Postretirement Benefits
	2009	2008	2007	2009	2008	2007
Benefit obligations:
Discount rate	6.25%	7.50%	5.50%	6.25%	7.50%	5.50%
Rate of compensation increase	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

Current periodic costs:
Discount rate	7.50%	5.50%	5.00%	7.50%	5.50%	5.00%
Expected return on plan assets	7.00%	7.25%	7.25%	—%	—%	—%
Rate of compensation increase	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 9% in 2009. The cost, as per an estimate, is expected to decrease gradually for the next 10 years to 5% and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend would have the following effects:

	Postretirement Benefits
Sensitivity analysis	1.00% increase	1.00% decrease

Effect on service and interest costs	$541	$(410)
Effect on benefit obligation	$6,159	$(4,737)

21. SEGMENTED INFORMATION

Management determined that there are no reportable segments requiring disclosure.

22. SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in some respects from those applicable in the United States (“U.S. GAAP”). The following tables set forth the impact of significant differences between Canadian and U.S. GAAP on the Company’s consolidated statements of income, comprehensive income and consolidated balance sheets.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

(a) Consolidated statements of income

	2009	2008	2007
		(restated – (vi))	(restated – (vi))

Net income as per Canadian GAAP:	$66,830	$92,905	$117,397
Non-controlling interest as per Canadian GAAP (vi)	—	348	1,095
Adjustments:
Pension and postretirement benefits (i)	(9,108)	516	(367)
Changes in fair value and ineffective portion of derivative instruments (ii)	(278)	1,209	2,163
Share-based payments (iii)	(2,600)	900	(700)
Related party transactions (iv)	—	(661)	(7,739)
Other	(56)	(61)	(61)
Income taxes (v)	3,248	(710)	(1,641)

Net income as per U.S. GAAP	$58,036	$94,446	$110,147

Attributable to (vi):
Equity shareholders	$58,036	$94,098	$109,052
Non-controlling interest	$—	$348	$1,095

(b) Consolidated statements of comprehensive income

	2009	2008	2007
		(restated – (vi))	(restated – (vi))
Comprehensive income as per Canadian GAAP:	$67,637	$92,239	$115,992
Non-controlling interest as per Canadian GAAP (vi)	—	348	1,095
Adjustments to net income as per (a) above	(8,794)	1,193	(8,345)
Adjustments to other comprehensive income:
Pension and postretirement benefits (i)	(21,240)	23,100	(10,918)
Derivative financial instruments (ii)	—	—	—
Income taxes (v)	5,671	(6,168)	3,196

Comprehensive income as per U.S. GAAP	$43,274	$110,712	$101,020

Attributable to (vi):
Equity shareholders	$43,274	$110,364	$99,925
Non-controlling interest	$—	$348	$1,095

(c) Consolidated balance sheet data

	December 31, 2009		December 31, 2008
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
			(restated – note 1(b))	(restated – (vi))
Intangible assets	$24,898	$25,241	$23,092	$23,492
Other assets	17,969	(4,725)	9,692	6
Goodwill	770,931	767,508	770,931	767,508
Current liabilities	203,293	206,593	156,516	157,216
Future income tax liabilities	11,466	(3,141)	10,079	4,391
Long-term debt	248,528	247,515	291,903	290,612
Other liabilities	26,391	46,825	25,043	28,138
Retained earnings	94,809	84,387	35,979	34,351
Accumulated other comprehensive loss	(1,380)	(24,846)	(2,187)	(10,084)

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

Accumulated other comprehensive loss

	2009	2008	2007
Accumulated other comprehensive loss as per Canadian GAAP:	$(1,380)	$(2,187)	$(1,521)
Adjustments:
Pension and postretirement benefits (i)	(34,498)	(13,258)	(36,358)
Income taxes (v)	11,032	5,361	11,529

Accumulated other comprehensive loss as per U.S. GAAP	$(24,846)	$(10,084)	$(26,350)

(d) Consolidated statements of cash flows

The disclosure of a subtotal of the amount of cash provided by operating activities before changes in non-cash balances related to operating activities in the consolidated statements of cash flows is allowed under Canadian GAAP while it is not allowed under U.S. GAAP.

(i) Pension and post-retirement benefits

Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, now contained in Codification Topic 715, Compensation – Retirement Benefits, requires the recognition in the consolidated balance sheet of the over- or under-funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, to be recorded in accumulated other comprehensive income (loss).

Under Canadian GAAP, a company is not required to recognize the over-or under-funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.

(ii) Derivative financial instruments

Since January 1, 2007, standards for hedge accounting under Canadian GAAP are similar to those under U.S. GAAP, as established by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, now contained in Codification Topic 815, Derivatives and Hedging.

However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, those embedded derivatives are considered closely related to their host contract and do not have to be recorded separately from their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.

(iii) Share-based payments

Under U.S. GAAP, in accordance with SFAS No. 123(R), Share-Based Payments, now contained in Codification Topic 718, Compensation – Stock Compensation, the liability related to stock-based awards that calls for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is to be remeasured at the end of each reporting period. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic values of the stock option awards instead of at their fair values.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

(iv) Related party transactions

The Company entered into a tax consolidation transaction with a related party through which tax losses were transferred between the parties. Under Canadian GAAP, the transaction resulted in the recognition of a deferred credit of $8,400 in 2006, and in a $7,739 and $661 reduction in the Company’s income tax expense in 2007 and 2008, respectively. Under U.S. GAAP, since this transaction related to an asset transfer between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration paid would have been recognized in contributed surplus.

(v) Income taxes

Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.

Furthermore, under U.S. GAAP, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of SFAS No. 109, Accounting for Income Taxes, now contained in Codification Topic 740, Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under Canadian GAAP, there is no such interpretation and therefore the reserve related to income tax contingencies is not based on the same level of likelihood as that prescribed by FIN 48.

Other adjustments represent the tax impact of U.S. GAAP adjustments.

(vi) Business combinations and non-controlling interests

As of January 1, 2009, the Company adopted SFAS No. 141R, Business Combinations (“SFAS 141R”), and SFAS No. 160, Non-controlling Interests (“SFAS 160”) in its consolidated financial statements now contained in Codification Topic 805, Business Combinations, and in Codification Topic 810, Consolidation, respectively.

The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008. SFAS 141R establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at the non-controlling interest’s proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in income. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this section has not yet created a difference between Canadian and U.S. GAAP.

The new rules under SFAS 160 establish new guidance on the accounting for non-controlling interests and for transactions with non-controlling interests. SFAS 160 requires that non-controlling interests be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to the shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. The new presentation applies retroactively and U.S. GAAP prior period figures have been restated.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Canadian dollars, except for share information and option data)

(vii) Fair value measurements

On January 1, 2009, the Company adopted the provisions of SFAS No. 157, Fair Value Measurements, now contained in Codification Topic 820, Fair Value Measurements and Disclosures, related to the guidance for using fair value to measure certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The adoption had no impact on the Company’s consolidated financial statements.

23. SUBSEQUENT EVENTS

On January 20, 2010, the Company entered into a tax consolidation transaction with Quebecor Media Printing Inc. (“Quebecor Media Printing”) a related company whereby Quebecor Media Printing issued a subordinated loan in the amount of $590,000 to Sun Media with an interest rate of 11.0%. Concurrently, Sun Media used those proceeds to invest in $590,000 of preferred shares issued by Quebecor Media Printing at a dividend rate of 11.25%.